Form 20-F
period 2015-12-31
Kornit Digital Ltd.
filed 2016-03-17
CIK 1625791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-36903

KORNIT DIGITAL LTD.

(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

12 Ha’Amal St.

Rosh-Ha`Ayin 4809246, Israel

(Address of principal executive offices)

Guy Avidan
Chief Financial Offier

Kornit Digital Ltd.

12 Ha’Amal St.

Rosh-Ha`Ayin 4809246, Israel

Tel: +972 3 908-5800

Fax: +972 3 908-0280

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value NIS 0.01 per share	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2015, the registrant had outstanding:

30,295,950 ordinary shares, par value NIS 0.01 per share

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes       ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes      ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes      ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer: ☐	Accelerated filer: ☐	Non-accelerated filer:☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐  ITEM 17     ☐  ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes      ☒ No

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we expect, project, believe, anticipate, intend or project will or may occur in the future. The statements that we make regarding the following matters are forward-looking by their nature:

●	our expectations regarding our future gross margins and operating expenses;

●	our expectations regarding our growth and overall profitability;

●	our expectations regarding the impacts of variability on our future revenues;

●	our expectations regarding drivers of our future growth, including anticipated sales growth, penetration of new markets, and expansion of our customer base;

●	our plans to expand into continue our expansion into new product markets;

●	our plans to continue to invest in research and development to introduce new systems and improved solutions;

●	our expectations regarding the success of our new products and systems;

●	the impact of government laws and regulations;

●	our expectations regarding our anticipated cash requirements for the next 12 months;

●	our plans to expand our international operations;

●	our plans to file and procure additional patents relating to our intellectual property rights and the adequate protection of these rights;

●	our plans to pursue strategic acquisitions or invest in complementary companies, products or technologies; and

●	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks described in “ITEM 3.D Risk Factors,” “ITEM 4 Information on the Company,” and “ITEM 5 Operating and Financial Review and Prospects.”

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.

USE OF TRADE NAMES

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. The “Kornit Digital” design logo and other trademarks or service marks of Kornit Digital Ltd. appearing in this annual report are the property of Kornit Digital Ltd. We have several other registered trademarks, service marks and pending applications relating to our solutions. Although we have omitted the “®” and “™” trademark designations for such marks in this annual report, all rights to such trademarks are nevertheless reserved. Other trademarks and service marks appearing in this annual report are the property of their respective holders.We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

CERTAIN ADDITIONAL TERMS AND CONVENTIONS

In this annual report, unless the context otherwise requires:

●	references to “Kornit Digital,” “our company,” “the Company,” “the registrant,” “we,” “us,” and “our” refer to Kornit Digital Ltd.;

●	references to “ordinary shares”, “our shares” and similar expressions refer to the Company’s Ordinary Shares, par value NIS 0.01 per share;

●	references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

●	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

●	references to “GAAP” are to U.S. Generally Accepted Accounting Principles;

●	references to our “articles” are to our Articles of Association, as amended;

●	references to the “Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

●	references to the “Securities Act” are to the U.S. Securities Act of 1933, as amended;

●	references to the “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;

●	references to “NASDAQ” are to the NASDAQ Stock Market;

●	references to the “SEC” are to the United States Securities and Exchange Commission; and

●	references to the “IPO” are to the initial public offering of our ordinary shares in the United States, which closed on April 8, 2015.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers.

Not Applicable.

ITEM 2.	Offer Statistics and Expected Timetable.

Not Applicable.

ITEM 3.	Key Information.

A.	Selected Financial Data

The following tables set forth our selected consolidated financial data. You should read the following selected consolidated financial data in conjunction with, and it is qualified in its entirety by reference to, our historical financial information and other information provided in this annual report, including “ITEM 5 - Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this annual report.

The selected consolidated statements of income data for the years ended December 31, 2013, 2014 and 2015 and selected consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements appearing in ITEM 18. Financial Statements. The selected consolidated statements of income data for the year ended December 31, 2012 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 has been derived from our audited consolidated financial statements not appearing in this annual report. The historical results set forth below are not necessarily indicative of the results to be expected in future periods. Our financial statements have been prepared in accordance with GAAP.

	Year Ended December 31,
	2012	2013	2014	2015
	(in thousands, except share and per share data)
Consolidated Statements of Income:
Revenues	$39,167	$49,395	$66,364	$86,405
Cost of revenues (1)	22,741	27,953	37,187	45,820
Gross profit	16,426	21,442	29,177	40,585
Operating expenses:
Research and development (1)	4,839	7,443	9,475	11,950
Sales and marketing (1)	4,668	7,734	10,616	13,367
General and administrative (1)	3,092	3,278	5,266	9,500
Total operating expenses	12,599	18,455	25,357	34,817
Operating income (loss)	3,827	2,987	3,820	5,768
Finance expenses, net	285	460	15	334
Income before taxes on income	3,542	2,527	3,805	5,434
Taxes on income	1,228	1,393	782	709
Net income (loss)	$2,314	$1,134	$3,023	$4,725
Net earnings (loss) per ordinary share (2)
Basic	$0.26	$0.13	$0.34	$0.19
Diluted	$0.24	$0.11	$0.29	$0.18
Weighted average number of ordinary shares used in computing income per ordinary share (2)
Basic	8,953,565	8,953,565	8,969,588	24,633,369
Diluted	9,649,573	9,880,049	10,446,329	26,458,584

	As of December 31,
	2012	2013	2014	2015
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$4,663	$5,329	$4,993	$18,464
Working capital(3)	12,166	12,811	14,863	65,455
Total assets	24,407	31,627	34,714	123,352
Total long term liabilities	1,372	1,617	2,025	1,839
Total shareholders’ equity	14,311	15,608	19,351	100,262

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,
	2012	2013	2014	2015
	(in thousands)
Share-based Compensation Expense:
Cost of revenues	$10	$11	$96	$306
Research and development	13	21	86	281
Sales and marketing	36	66	207	537
General and administrative	18	28	508	1,259
Total share-based compensation expense	$77	$126	$897	$2,383

(2)	Basic and diluted net earnings per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period. For additional information, see notes 2q and 9 to our consolidated financial statements included in ITEM 18. Financial Statements.

(3)	Working capital is defined as total current assets minus total current liabilities. In November 2015, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (ASU 2015-17), which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. We early adopted this standard retrospectively and reclassified all of our current deferred tax assets to noncurrent deferred tax assets which has resulted in a change to previously published working capital amounts for the years ended December 31, 2012, 2013 and 2014.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business involves a high degree of risk. Please carefully consider the risks we describe below in addition to the other information set forth in this annual report and in our other filings with the SEC. These risks could materally and adversely affect our business, financial condition and results of operations. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Our Industry

If the market for digital textile printing does not develop as we anticipate, our sales may not grow as quickly as expected and our share price could decline.

The global printed textile industry is currently dominated by analog printing processes, the most common of which are screen printing and carousel printing. If the global printed textile industry does not more broadly accept digital printing as an alternative to analog printing, our revenues may not grow as quickly as expected, or may decline, and our share price could suffer. Widespread adoption of digital textile printing depends on the willingness and ability of businesses in the printed textile industry to replace their existing analog printing systems with digital printing systems. These businesses may decide that digital printing processes are less reliable, less cost-effective, of lower quality, or otherwise less suitable for their commercial needs than analog printing processes. For example, screen printing currently tends to be faster and less expensive than digital printing on a cost per print basis for larger production runs. Even if businesses are persuaded as to the benefits of digital printing, we do know whether potential buyers of digital printing systems will delay their investment decisions. As a result, we may not correctly estimate demand for our solutions, which could cause us to fail to meet customer needs in a timely manner or fail to take advantage of economies of scale in the production of our solutions.

If our customers use alternative ink or other consumables in our systems, our gross margin could decline significantly, and our business could be harmed.

Our business model benefits significantly from recurring sales of our ink and other consumables for our existing and growing installed base of systems. Third parties could try to sell, and purchasers of our systems can seek to buy, alternative versions of our ink or other consumables. Third-party ink and other consumables might be less expensive or otherwise more appealing to our customers than our ink and other consumables. Significant sales of third-party inks and other consumables to our customers could adversely impact our revenues and would have a more significant effect on our gross margins and overall profitability.

Given the sensitivity of our systems and, in particular, print heads to lower quality ink, which may cause our print heads to clog or otherwise malfunction, our systems operate at the highest throughput level only when using our ink and other consumables in order to protect them from damage. In addition, since we are unable to control the impact of third-party inks, their use voids the warranty that comes with our systems. We have also sought to protect the proprietary technology underlying our ink through patents and other forms of intellectual property protections. These steps that we have taken to ensure the smooth operation of our systems and our ability to fully invoke all our intellectual property rights may be challenged. Any reduction in our ability to market and sell our ink and other consumables for use in our systems may adversely impact our future revenues and our overall profitability.

Our failure to compete successfully could cause our revenues and demand for our solutions to decline.

The principal competition for our digital printing systems comes from manufacturers of screen printing systems.  Our principal competitor in the high throughput digital direct-to-garment, or DTG, market is Aeoon Technologies GmbH. We also face competition from Brother International Corporation, Seiko Epson Corporation, Ricoh and a number of smaller competitors with respect to our entry level systems. Some of our current and potential competitors have larger overall installed bases of customers, longer operating histories and greater name recognition than we have. In addition, many of these competitors have greater sales and marketing resources, more advanced manufacturing operations, broader distribution channels and established relationships with channel partners, and greater customer support resources than we have. Current and future competitors may be able to respond more quickly to changes in customer demands and devote greater resources to the development, promotion and sale of their printers and ink and other consumables than we can. Our current and potential competitors may also develop and market new technologies that render our existing solutions unmarketable or less competitive. In addition, if these competitors develop products with similar or superior functionality to our solutions at prices comparable to or lower than ours, we may be forced to decrease the prices of our solutions in order to remain competitive, which could reduce our gross margins.

A significant portion of our sales is concentrated among two of our independent distributors and our business would be adversely affected by a decline in sales by, or the loss of, either of these independent distributors.

We are subject to revenue concentration with respect to two of our independent distributors. In 2014 and 2015, our distributors in the United States, Hirsch International Corporation, accounted for 25% and 18% of our revenues in each such period, respectively and SPSI, Inc. accounted for 15% of our revenues in each such period. We have entered into non-exclusive distributor agreements with each of these distributors with a term that ends in April 2017 subject to automatic renewal for successive one-year periods unless one party notifies the other party that it does not wish to renew the agreement. These distributors may fail to devote the same level of attention to our solutions as they currently do, elect to distribute competitors’ products or be less successful than distributors of competitors’ products in their territories and, as a result, sales of our solutions may suffer. In addition, our relationships with these distributors could be terminated with little or no notice if these distributors become subject to bankruptcy or other similar proceedings or otherwise become unable or unwilling to continue their business relationship with us and we may not be able to find qualified and successful replacements for our distributors in a timely manner. Due to the concentration of our revenues with these distributors, any such event could have a material adverse effect on our results of operations. Additionally, a default by one or more independent distributors that has a significant receivables balance could harm our financial condition.

Our quarterly results of operations have fluctuated in the past and may fluctuate in the future due to variability in our revenues.

Our revenues and other results of operations have fluctuated from quarter to quarter in the past and could continue to fluctuate in the future. Our revenues depend in part on the sale and delivery of our systems, and we cannot predict with certainty when sales transactions for our systems will close or when we will be able to recognize the revenues from such sales, which generally occurs upon delivery and installation of our systems. Customers that we expect to purchase our systems may delay doing so due to a change in their priorities or business plans, including as a result of adverse general economic conditions that may disproportionately impact the ability of the small businesses that constitute a significant portion of our customer base to expend capital or access financing sources. Such conditions could also force us to reduce our prices or limit our ability to profit from economies of scale, which could harm our gross margins. As a result of these factors, we may fail to meet market expectations for any given quarter if sales that we expect for that quarter are delayed until subsequent quarters. Moreover, the closing of an especially large transaction in a particular quarter may make it more difficult for us to meet market expectations in subsequent quarters, and our failure to close a large transaction in a particular quarter could adversely impact our revenues for that quarter.

In addition, while we recently started implementing a means of collecting real time data about our customers’ consumption of ink and other consumables when using our systems, we have thus far done so only to a limited extent and, accordingly, our ability to predict consumption is limited. Our customers generally purchase our ink and other consumables on an as-needed basis, and delays in making such purchases by a number of customers could result in a meaningful shift of revenues from one quarter to the next. Moreover, because ink and other consumables have a shelf life of up to 12 months, we typically maintain inventories of ink and other consumables sufficient to cover our average sales for one quarter. These inventories may not match customers’ demands for any given quarter, which could cause shortages or excesses in our inventory of ink and other consumables and result in fluctuations of our quarterly revenues. These inventory requirements may also limit our ability to profit from economies of scale in the production and marketing of our ink and other consumables.

Furthermore, we base our current and future expense levels on our revenue forecasts and operating plans, and our costs are relatively fixed in the short term, due in part to long lead times required for ordering certain components of our systems and ordering assembly of our systems by third-party manufacturers. Accordingly, we would likely not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues during a particular quarter, and even a relatively small decrease in revenues could disproportionately and adversely affect our financial results for that quarter. The variability and unpredictability of these and other factors could result in our failing to meet financial expectations for a given period.

If our relationships with suppliers, especially with single source suppliers of components, were to terminate, our business could be harmed.

We maintain an inventory of parts to facilitate the timely assembly of our systems, production of our ink and other consumables, and servicing our installed base. Most components are available from multiple suppliers, although certain components used in our systems and ink and other consumables, such as our print heads and certain chemicals included in our inks, are only available from single or limited sources as described below.

●	The print heads for our systems are supplied by a sole supplier, FujiFilm Dimatix, Inc., or FDMX. We entered into a new agreement with FDMX in 2015, pursuant to which FDMX is continuing to sell us certain off-the-shelf print heads and additional products, all of which FDMX regularly sells to providers of inkjet systems. The agreement provides that beginning with the start of the first one-year renewal period, FDMX may increase the prices of the products that we purchase from it upon 90-days’ prior notice, subject to certain conditions. The agreement renews automatically for successive one-year periods, but FDMX or we can terminate the agreement upon 90 days’ notice prior to the end of the then current term. Our current agreement terminates in December 2019 and provides for one three year renewal period and for further one year renewal periods thereafter. Our agreement further provides that FDMX may, at its option, discontinue products supplied under the agreement, provided that we are given one year notice of the planned discontinuance and are provided with an end of life purchase program.

●	A chemical used in some of our inks is supplied by BG Bond, a subsidiary of Ashtrom Ltd., a large public Israeli industrial company. For some of our inks, this chemical is supplied by The Dow Chemical Company, a multinational producer of chemicals and other compounds. We currently purchase these chemicals on a purchase order basis.

The loss of any of these suppliers, or of a supplier for which there are limited other sources, could result in the delay of the manufacture and delivery of our systems. For instance, FDMX has from time to time indicated that it may discontinue manufacturing the print head that we currently source from it and use in our systems, although it has never provided notice that it is actually doing so. In the event FDMX discontinues manufacturing the print head, we would be required to qualify a new print head for our systems. In order to minimize the risk of any impact from a disruption or discontinuation in the supply of print heads, raw materials or other components from limited source suppliers, we maintain an additional inventory of such components, in addition to the end of life purchase program that would be available to us if the products we purchase from FDMX were discontinued. Nevertheless, such inventory may not be sufficient to enable us to continue supplying our products should we need to locate and qualify a new supplier.

Other risks stemming from our reliance on suppliers include:

●	if we experience an increase in demand for our solutions, our suppliers may be unable to provide us with the components that we need in order to meet that increased demand in a timely manner;

●	our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements;

●	we may experience production delays related to the evaluation and testing of products from alternative suppliers;

●	we may be subject to price fluctuations due to a lack of long-term supply arrangements for key components;

●	we or our suppliers may lose access to critical services and components, resulting in an interruption in the manufacture, assembly and shipment of our systems or inks and other consumables; and

●	Fluctuations in demand for components that our suppliers manufacture for others may affect their ability or willingness to deliver components to us in a timely manner.

If any of these risks materialize, the costs associated with developing alternative sources of supply or assembly in a timely manner could have a material adverse effect on our ability to meet demand for our solutions. Our ability to generate revenues could be impaired, market acceptance of our solutions could be adversely affected, and customers may instead purchase or use alternative products. We may not be able to find new or alternative components of a requisite quality or find that we are unable to reconfigure our systems and manufacturing processes in a timely manner if the necessary components become unavailable. As a result, we could incur increased production costs, experience delays in the delivery of our solutions and suffer harm to our reputation, which may have an adverse effect on our business and results of operations.

If we cannot successfully market our systems to major brand owners and fashion designers, our future growth and prospects could be harmed.

A key element of our strategy for growing our business is to market and sell digital printing systems to contract printers that serve major textile brand owners and fashion designers. Accordingly, we are investing in efforts to educate leading textile brand owners and fashion designers about the potential benefits of digital textile printing. Although we have successfully marketed our systems to online businesses and custom decorators, we have limited experience marketing our systems to brand owners and fashion designers. If our efforts to expand awareness of our systems do not succeed or do not influence major brand owners and fashion designers to adopt our digital printing technologies, or if there is a significant reduction in the popularity of printed textiles, especially those that are customized or personalized, among the consumers to whom such brand owners and fashion designers cater, our future growth and prospects could suffer.

Disruption of operations at our manufacturing site or those of third-party manufacturers could prevent us from filling customer orders on a timely basis.

We manufacture our ink and other consumables at our facility in Kiryat Gat, Israel. We also rely on contract manufacturing services provided by ITS Industrial Techno Logic Solutions Ltd and Flextronics Israel Ltd., which are also in Israel, to assemble our systems. We expect that almost all of our revenues in the near term will be derived from the systems and ink and other consumables manufactured at these facilities. If operations in any of these facilities were to be disrupted due to a major equipment failure or power failure lasting beyond the capabilities of backup generators or other events outside of our reasonable control, our manufacturing capacity could be shut down for an extended period, we could experience a loss of raw materials or finished goods inventory and our ability to operate our business would be harmed. In addition, in any such event, the repair or reconstruction of our or our third-party manufacturers’ manufacturing facilities and storage facilities could take a significant amount of time. During this period, we or our third-party manufacturers would be unable to manufacture some or all of our systems or we may not be able to produce our ink and other consumables. In addition, at any given moment we have only a limited inventory of our systems and ink and other consumables that we can supply to our customers in the event that our manufacturing is disrupted.

We may not be able to introduce new systems or other technological enhancements to the market on the timescales that we project.

Our growth plan includes the introduction of new systems. For example, we are seeking to continue to penetrate the roll-to-roll, or R2R, market with our Allegro system, which we began selling commercially in the second quarter of 2015. We are also seeking to expand our presence in the industrial market with the commercial launch of our Vulcan system, which is targeted to occur in the second half of 2016. The process of developing new or improved solutions is expensive, complex and involves uncertainties. The success of new or improved solutions depends on several factors, including appropriate component and raw materials costs, timely completion and introduction, reliability and stability, differentiation of new or improved solutions, and market acceptance. There can be no assurance that we will be successful in developing and marketing our new or improved solutions in a timely manner or that our new or improved solutions will adequately address market demands. Furthermore, we may experience unanticipated delays in the availability of new or improved solutions, and may fail to meet customer expectations with respect to the timing of such availability.

Our Allegro system, which we began selling commercially in the second quarter of 2015, may not achieve market acceptance or gain adequate market share.

Our Allegro system is our first R2R printing system. Although the Allegro is based on the technology used in our DTG printing systems and we have experience in marketing our systems and ink and other consumables to the DTG printing market, the Allegro is our first R2R system. The market for digital R2R printers is more mature than the market for digital DTG printers, and we face significant competition from major textile printer and ink manufacturers in the R2R market, such as Dover Corporation, Electronic for Imaging, Inc., and Durst Phototechnik AG. In addition, we expect to continue to focus marketing efforts for our R2R systems towards customers with more capital-intensive operations, such as fabric converters, who source large quantities of fabric and convert untreated fabrics into finished materials to be sold to garment and home décor manufacturers. This differs from the customer base that we currently serve in the DTG market. We cannot ensure that the significant investments that we have made in distribution, sales and customer service teams to launch the Allegro will enable us to continue to market, sell and distribute the Allegro as planned. Market acceptance of the Allegro will depend on, among other things, the system demonstrating a real advantage over existing printers, the success of our sales and marketing teams in creating awareness of the Allegro, the sales price and the return on investment of the Allegro relative to alternative printers, customer recognition of the value of our technology, the effectiveness of our marketing campaigns, and the general willingness of potential customers to try new technologies. In the event that we are unable to achieve market acceptance of the Allegro, our growth and future prospects may be adversely affected.

If we fail to effectively manage our growth, our business and operations will be negatively affected, and as we invest in the growth of our business, our operating and net profit margins could decline in the near-term.

We have experienced significant growth in a relatively short period of time and intend to continue to grow our business. Our revenues grew from $49.4 million in 2013 to $86.4 million in 2015. Our headcount increased from 200 as of December 31, 2013 to 343 as of December 31, 2015. We plan to hire additional employees across all areas of our company. Our rapid growth has placed significant demands on our management, sales and operational and financial infrastructure, and our growth will continue to place significant demands on these resources. Further, in order to manage our future growth effectively, we must continue to improve and expand our IT and financial infrastructure, operating and administrative systems and controls and efficiently manage headcount, capital and processes. We may not be able to successfully implement these improvements in a timely or efficient manner, and our failure to do so may materially impact our projected growth rate.

We are subject to extensive environmental, health and safety laws and regulations which, if not met, could have a material adverse effect on our business, financial condition and results of operations.

Our manufacturing and development facilities use chemicals and produce waste materials, which require us to hold business licenses that may include conditions set by the Ministry of Environmental Protection for the operations of such facilities. We are also subject to extensive environmental, health and safety laws and regulations governing, among other things, the use, storage, registration, handling and disposal of chemicals and waste materials, the presence of specified substances in electrical products, air, water and ground contamination, air emissions and the cleanup of contaminated sites. While we have currently not identified any material non-compliance with these laws and regulations, in the future they could potentially require the expenditure of significant amounts in the event of non-compliance and/or remediation. If we fail to comply with such laws or regulations, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of our toxin permit, business permits, or other permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury, including exposure to hazardous substances that we use, store, handle, transport, manufacture or dispose of, or property damage. Some environmental, health and safety laws and regulations allow for strict, joint and several liability for remediation costs, regardless of comparative fault. We may be identified as a potentially responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition and results of operations. Environmental, health and safety laws and regulations may also change from time to time. Complying with any new requirements may involve substantial costs and could cause significant disruptions to our research, development, manufacturing, and sales.

Exchange rate fluctuations between the U.S. dollar and the Israeli shekel, the Euro and other non-U.S. currencies may negatively affect our earnings.

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels, or NIS. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. To protect against an increase the dollar-denominated value of expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program, which seeks to hedge a portion of the economic exposure associated with our anticipated NIS-denominated expenses using derivative instruments. We expect that the substantial majority of our revenues will continue to be denominated in U.S. dollars for the foreseeable future and that a significant portion of our expenses will continue to be denominated in NIS.  We cannot provide any assurances that our hedging activities will be successful in protecting us in full from adverse impacts from currency exchange rate fluctuations since we only plan to hedge a portion of our foreign currency exposure, and we cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, based on annual average exchange rates, the dollar depreciated by 6.4% and 0.9% against the NIS in 2013 and 2014, respectively, and appreciated by 8.6% against the NIS in 2015. This effect was compounded by inflation in Israel of 1.8% in 2013 and deflation in Israel of 0.2% and 1.0% in 2014 and 2015, respectively. If the dollar cost of our operations increases, our dollar-measured results of operations will be adversely affected. See “ITEM 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.”

Our business could suffer if we are unable to attract and retain key employees.

Our success depends upon the continued service and performance of our senior management and other key personnel. Our senior executive team is critical to the management of our business and operations, as well as to the development of our strategies. The loss of the services of any of these personnel could delay or prevent the continued successful implementation of our growth strategy, or our commercialization of new applications for our systems and ink and other consumables, or could otherwise affect our ability to manage our company effectively and to carry out our business plan. Members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in our industry. There can be no assurance that we will be able to continue to retain such personnel.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, sales, managerial, operational, HR, marketing and finance personnel. We compete to attract qualified personnel, and, in some jurisdictions in which we operate, the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to lawsuits from their former employers. While we attempt to provide competitive compensation packages to attract and retain key personnel, some of our competitors have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees for our research and development operations on acceptable terms, we may not be able to continue to competitively develop and commercialize our solutions or new applications for our existing systems. Further, any failure to effectively integrate new personnel could prevent us from successfully growing our company.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s trade secrets or other intellectual property.

We may need substantial additional capital in the future, which may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our pipeline products or intellectual property. If additional capital is not available, we may have to delay, reduce or cease operations.

Based on our current business plan, we believe our cash flows from operating activities and our existing cash resources will be sufficient to meet our currently anticipated cash requirements through the next 12 months without drawing on our lines of credit or using significant amounts of the net proceeds from our initial public offering. Nevertheless, to the extent our anticipated cash requirements change, we may seek additional funding in the future. This funding may consist of equity offerings, debt financings or any other means to expand our sales and marketing capabilities, develop our future solutions or pursue other general corporate purposes. Securing additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to market our current solutions and develop and sell future solutions. Additional funding may not be available to us on acceptable terms, or at all.

To the extent that we raise additional capital through, for example, the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. The incurrence of indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline.

We have a significant presence in international markets and plan to continue to expand our international operations, which exposes us to a number of risks that could affect our future growth.

We have a worldwide sales, marketing and support infrastructure that is comprised of independent distributors and value added resellers, and our own personnel resulting in a sales, marketing and support presence in over 100 countries, including markets in North America, Western and Eastern Europe, the Asia Pacific region and Latin America. We expect to continue to increase our sales headcount, our applications development headcount, our field support headcount, our marketing headcount and our engineering headcount and, in some cases, establish new relationships with distributors, particularly in markets where we currently do not have a sales or customer support presence. As we continue to expand our international sales and operations, we are subject to a number of risks, including the following:

●	greater difficulty in enforcing contracts and accounts receivable collection, as well as longer collection periods;

●	increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

●	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business;

●	greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;

●	general economic and political conditions in these foreign markets;

●	economic uncertainty around the world;

●	management communication and integration problems resulting from cultural and geographic dispersion;

●	risks associated with trade restrictions and foreign legal requirements, including the importation, certification, and localization of our solutions required in foreign countries, such as high import taxes in Brazil and other Latin American markets where we sell our products;

●	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

●	the uncertainty of protection for intellectual property rights in some countries;

●	greater risk of a failure of employees to comply with both U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act (FCPA), and any trade regulations ensuring fair trade practices; and

●	heightened risk of unfair or corrupt business practices in certain regions and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements.

Any of these risks could adversely affect our international operations, reduce our revenues from outside the United States or increase our operating costs, adversely affecting our business, results of operations and financial condition and growth prospects. There can be no assurance that all of our employees and channel partners will comply with the formal policies we have and will implement, or applicable laws and regulations. Violations of laws or key control policies by our employees and channel partners could result in delays in revenue recognition, financial reporting misstatements, fines, penalties or the prohibition of the importation or exportation of our software and services and could have a material adverse effect on our business and results of operations.

If we are unable to obtain patent protection for our solutions or otherwise protect our intellectual property rights, our business could suffer.

The success of our business depends on our ability to protect our proprietary technology, brand owners and other intellectual property and to enforce our rights in that intellectual property. We attempt to protect our intellectual property under patent, trademark, copyright and trade secret laws, and through a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection.

As of December 31, 2015, we owned nine issued patents in the United States and six provisional or pending U.S. patent applications. We also had ten patents issued in non-U.S. jurisdictions, and three pending Patent Cooperation Treaty patent applications, which are counterparts of our U.S. patent applications. The non-U.S. jurisdictions in which we have issued patents are China, the European Union, Hong Kong and Japan. We may file additional patent applications in the future. The process of obtaining patent protection is expensive, time-consuming, and uncertain, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others through administrative processes or litigation resulting in patent claims being narrowed, invalidated, or unenforceable. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. Our policy is to require our employees (and our consultants and service providers, including third-party manufacturers of our systems and components, that develop intellectual property included in our systems) to execute written agreements in which they assign to us their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but we cannot assure you that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement and pursue infringement claims in certain circumstances in relevant jurisdictions, all of which are costly and time-consuming. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights.

In addition to patents, we rely on trade secret rights, copyrights, trademarks, and other rights to protect our proprietary intellectual property and technology. Despite our efforts to protect our proprietary intellectual property and technology, unauthorized parties, including our employees, consultants, service providers or customers, may attempt to copy aspects of our solutions or obtain and use our trade secrets or other confidential information. We generally enter into confidentiality agreements with our employees, consultants, service providers, vendors, channel partners and customers, and generally limit access to and distribution of our proprietary information and proprietary technology through certain procedural safeguards. These agreements may not effectively prevent unauthorized use or disclosure of our intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our intellectual property or technology. We cannot assure you that the steps taken by us will prevent misappropriation of our intellectual property or technology or infringement of our intellectual property rights. In addition, the laws of some foreign countries where we sell or distribute our solutions do not protect intellectual property rights and technology to the same extent as the laws of the United States, and these countries may not enforce these laws as diligently as government agencies and private parties in the United States. Based on the 2013 report on intellectual property rights protection and enforcement published by the Office of the United States Trade Representative, such countries included Ukraine (designated a priority foreign country) and Chile, China, India, Indonesia, Russia and Thailand (designated as priority watch list countries).

If we are unable to protect our trademarks from infringement, our business prospects may be harmed.

We own trademarks that identify “Kornit” and “NeoPigment” among others, and have registered these trademarks in certain key markets. Although we take steps to monitor the possible infringement or misuse of our trademarks, third parties may violate our trademark rights. Any unauthorized use of our trademarks could harm our reputation or commercial interests. In addition, efforts to enforce our trademarks may be expensive and time-consuming, and may not effectively prevent infringement.

We may become subject to claims of intellectual property infringement by third parties or may be required to indemnify our distributors or other third parties against such claims, which, regardless of their merit, could result in litigation, distract our management and materially adversely affect our business, results of operations or financial condition.

There can be no assurance that third parties will not assert that our solutions, services and intellectual property infringe, misappropriate or otherwise violate their intellectual property or other proprietary rights.

In February 2015, one of our U.S. distributors, Hirsch, provided us with a letter Hirsch received from Direct Imaging Systems, Inc., or DIS, claiming that Hirsch was infringing on a DIS patent (no. 6,095,628), which expires in August 2016, through its distribution of our Breeze printing system. In January 2016, we and Hirsch settled the claim with DIS in exchange for a payment to DIS. See “ITEM 8.A. Legal Proceedings.”

Intellectual property disputes, such as the third-party claim described above, can be costly and disruptive to our business operations by diverting the attention and energies of management and key technical personnel, and by increasing our costs of doing business. Even if a claim is not directly against us, our agreements with distributors generally require us to indemnify them against losses from claims that our products infringe third party intellectual property rights and entitle us to assume the defense of any claim as part of the indemnification undertaking. Our assumption of the defense of such a claim may result in similar costs, disruption and diversion of management attention to an extent similar to that of a claim that is asserted directly against us. We may not prevail in any such dispute or litigation, and an adverse decision in any legal action involving intellectual property rights could harm our intellectual property rights and the value of any related technology or limit our ability to execute our business.

Adverse outcomes in intellectual property disputes could:

●	require us to redesign our technology or force us to enter into costly settlement or license agreements on terms that are unfavorable to us;

●	prevent us from manufacturing, importing, using, or selling some or all of our solutions;

●	disrupt our operations or the markets in which we compete;

●	impose costly damage awards;

●	require us to indemnify our distributors and customers; and

●	require us to pay royalties.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. Recent decisions by the Committee (which have been upheld by the Israeli Supreme Court on appeal) have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. However, a recent decision by the Committee held that such right can be waived by the employee. The Committee further held that an explicit reference to the waived right is not necessary in every circumstance in order for the employee’s waiver of such right to be valid. Such waiver can be formalized in writing or orally or be implied by the actions of the parties in accordance with the rules of interpretation of Israeli contract law. We generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such assignment beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions.

Undetected defects in the design or manufacturing of our products may harm our business and results of operations.

Our systems, ink and other consumables, and associated software may contain undetected errors or defects when first introduced or as new versions are released. We have experienced these errors or defects in the past during the introduction of new systems and system upgrades. We expect that these errors or defects will be found from time to time in new or enhanced systems after commencement of commercial distribution or upon software upgrades. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineers from our product development and customer service efforts and harm our reputation. We may experience a delay in revenue recognition or collection of due payments from relevant customers as a result of our systems’ inability to meet agreed performance metrics. In addition, the use of third-party inks may harm the operation of our systems and reduce customer satisfaction with them, which could harm our reputation and adversely affect sales of our systems. We may also be subject to liability claims for damages related to system errors or defects. Although we carry insurance policies covering this type of liability, these policies may not provide sufficient protection should a claim be asserted against us. Any product liability claim brought against us could force us to incur significant expenses, divert management time and attention, and harm our reputation and business. In addition, costs or payments made in connection with warranty and product liability claims and system recalls could materially affect our financial condition and results of operations.

We have acquired businesses and may acquire other businesses and/or companies, which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our results of operations.

As part of our business strategy and in order to remain competitive, we have acquired businesses and may acquire or make investments in other complementary companies, products or technologies. However, we have only made small acquisitions and our experience in acquiring and integrating other companies, products or technologies is limited. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete other acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors. In addition, if we are unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, our revenues and results of operations may be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our ordinary shares. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

Risks Related to Our Ordinary Shares

Our share price may be volatile.

Our ordinary shares were first offered publicly in our initial public offering in April 2015 at a price of $10.00 per share, and our ordinary shares have subsequently traded as high as $17.50 and as low as $9.80 through March 10, 2016. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

●	actual or anticipated variations in our and/or our competitors’ results of operations and financial condition;

●	variance in our financial performance from the expectations of market analysts;

●	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

●	changes in the prices of our solutions;

●	our involvement in litigation;

●	our sale of ordinary shares or other securities in the future;

●	market conditions in our industry;

●	changes in key personnel;

●	the trading volume of our ordinary shares;

●	changes in the estimation of the future size and growth rate of our markets; and

●	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted.

Entities and individuals affiliated with Fortissimo Capital have a significant influence over matters requiring shareholder approval, which could delay or prevent a change of control.

Entities and individuals affiliated with Fortissimo Capital beneficially owned 49.5% of our ordinary shares as of February 29, 2016.

As a result, this shareholder could exert significant influence over our operations and business strategy and may have sufficient voting power to control the outcome of matters requiring shareholder approval. These matters may include:

●	the composition of our board of directors, which has the authority to direct our business and to appoint and remove our officers;

●	approving or rejecting a merger, consolidation or other business combination;

●	raising future capital; and

●	amending our articles, which govern the rights attached to our ordinary shares.

This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares. This concentration of ownership may also adversely affect our share price.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be investors’ sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes. Furthermore, our payment of dividends (out of tax-exempt income) may retroactively subject us to certain Israeli corporate income taxes, to which we would not otherwise be subject.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. We currently follow Israeli home country practices with regard to the (i) quorum requirement for shareholder meetings, (ii) independent director oversight requirement for director nominations and (iii) independence requirement for the board of directors. See “ITEM 16G. Corporate Governance.” Furthermore, we may in the future elect to follow Israeli home country practices with regard to other matters such as the requirement to have a compensation committee, separate executive sessions of independent directors or to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection than is accorded to investors of domestic issuers. See “ITEM 16G. Corporate Governance.”

As a foreign private issuer, we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

As a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. We are also exempt from the provisions of Regulation FD, which prohibits issuers from making selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than on an aggregate, basis. Nevertheless, the Companies Law requires us to disclose in the notice of convening an annual general meeting the annual compensation of our five most highly compensated office holders on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. This disclosure is not as extensive as that required of a U.S. domestic issuer.

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 effective on April 5, 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies. Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after April 2, 2015, the date of our initial public offering. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

Under Section 404 of the Sarbanes-Oxley Act and as an emerging growth company, we are currently not required to obtain an auditor attestation regarding our internal control over financial reporting and we have, therefore, not yet determined whether our existing internal controls over financial reporting are effective.

We are not required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act until we file our Annual Report on Form 20-F for the year ending December 31, 2016. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above, our independent registered public accounting firm will also need to attest to the effectiveness of our internal control over financial reporting under Section 404. We have not yet commenced the process of determining whether our existing internal control over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. The process of evaluating our internal control over financial reporting will require an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective internal control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on certain estimates of our gross income and gross assets and the nature of our business, we do not believe that we were a PFIC for 2015 and we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2016. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our 2016 taxable year until after the close of the year. There can be no assurance that we will not be considered a PFIC for any taxable year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “ITEM 10.E. Taxation -U.S. and Israeli Tax Consequences for our Shareholders—United States Federal Income Tax Consequences”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares.

Risks Related to Our Operations in Israel

Our headquarters, manufacturing and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our headquarters, research and development and manufacturing facility, and the manufacturing facilities of our third-party manufacturers, are located in Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel, causing casualties and disruption of economic activities. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. While we are currently considering evaluating a business continuity plan to provide for alternative sites outside of Israel, there can be no assurance that we will be able to implement such a plan on a cost-effective basis, or at all, and even if implemented, whether such plan would be successful. Any armed conflict involving Israel could adversely affect our operations and results of operations.

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2015, we had 220 employees based in Israel, certain of whom may be called upon to perform up to 54 days in each three year period (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively, in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our solutions.

In addition, the shipping and delivery of our systems and ink and other consumables from our manufacturing facilities and those of our third-party manufacturers in Israel could be delayed or interrupted by political, economic, military, and other events outside of our reasonable control, including labor strikes at ports in Israel or at ports of destination, military attacks on transportation facilities or vessels, and severe weather events. If delivery and installation of our products is delayed or prevented by any such events, our revenues could be materially and adversely impacted.

The government tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

We and our wholly-owned Israeli subsidiary, Kornit Digital Technologies Ltd., or Kornit Technologies, are entitled to various tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law. As a result of this status, the effective tax rate for our taxable income generated in Israel is expected to be between zero and 5% in 2016. However, if we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which was 26.5% in 2014 and 2015 and is currently set at 25% for 2016 and onwards. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, as adjusted by the Israeli consumer price index, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current beneficiary enterprises receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs. See “ITEM 5. Operating and Financial Review and Prospects - Taxation and Israeli Government Programs Applicable to our Company—Law for the Encouragement of Capital Investments, 5719-1959.”

We received Israeli government grants for certain research and development activities. The terms of those grants require us to satisfy specified conditions.

Our research and development efforts were financed in part through grants from the Israeli National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist), or OCS, which we repaid in full in 2015. Even though we have fully repaid our OCS grants, we must nevertheless continue to comply with the requirements of the Israeli Law for the Encouragement of Research, Development and Technological Innovation, 5744-1984, and related regulations, or collectively, the R&D Law. When a company develops know-how, technology or products using OCS grants, the terms of these grants and the R&D Law restrict the transfer outside of Israel of OCS-supported know-how, and the manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the OCS. Therefore, if aspects of our technologies are deemed to have been developed with OCS funding, the discretionary approval of an authorized OCS committee, or the Committee, would be required for any transfer to third parties outside of Israel of know-how or of manufacturing or manufacturing rights related to such technologies. We may not receive those approvals. Furthermore, the Committee may impose conditions on any arrangement under which it permits us to transfer OCS-supported technology or know-how out of Israel.

The transfer of OCS-supported technology or know-how outside of Israel may involve the payment of significant penalties and other amounts, depending upon the value of the transferred technology or know-how, the amount of OCS support, the time of completion of the OCS-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration in a sale transaction involving the actual transfer outside of Israel of technology or know-how developed with OCS funding may be reduced by any amounts that we are required to pay to the OCS.

Provisions of Israeli law and our articles may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital, otherwise, the acquirer may not own more than 90% of a company’s issued and outstanding share capital. Completion of the tender offer also requires approval of a majority in number of the offerees that do not have a personal interest in the tender offer, unless at least 98% of the company’s outstanding shares are tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition. See “ITEM 10.B - Articles of Association—Acquisitions under Israeli Law” for additional information.

Our articles provide that our directors (other than external directors) are elected on a staggered basis, such that a potential acquirer cannot readily replace our entire board of directors at a single annual general shareholder meeting.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers involving an exchange of shares, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions in which the sellers receive shares in the acquiring entity that are publicly traded on a stock exchange, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of such shares has occurred. In order to benefit from the tax deferral, a pre-ruling from the Israel Tax Authority might be required.

It may be difficult to enforce a judgment of a U.S. court against us or our officers and directors, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors.

We are incorporated in Israel. The majority of our directors and executive officers reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Your rights and responsibilities as a shareholder are governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our articles and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

ITEM 4.	Information on the Company.

A.	History and Development of the Company

Our History

Our legal name is Kornit Digital Ltd. and we were incorporated under the laws of the State of Israel on January 16, 2002.

In April 2015, we completed our IPO, pursuant to which we sold 8.165 million ordinary shares for aggregate gross proceeds (before underwriting discounts, commissions and expenses) of $81.65 million. Our ordinary shares began trading on the NASDAQ Global Select Market, under the symbol “KRNT,” on April 2, 2015.

We are subject to the provisions of the Israeli Companies Law, 5759-1999. Our principal executive offices are located at 12 Ha’Amal Street, Rosh Ha’Ayin 4809246, Israel, and our telephone number is +972-3-908-5800. Our website address is www.kornit.com (the information contained therein or linked thereto shall not be considered incorporated by reference in this annual report). Our agent for service of process in the United States is Kornit Digital North America Inc., located at 10541-10601 North Commerce Street, Mequon, Wisconsin 53092, and its telephone number is (262) 518-0200.

Principal Capital Expenditures

The majority of our investment activities have historically been related to capital expenditures. Capital expenditures for purchase of property, plant and equipment and intangible assets were $1.6 million, $1.9 million and $2.9 million in the years ended December 31, 2013, 2014 and 2015, respectively. Capital expenditures for the year ended December 31, 2013, 2014 and 2015 were primarily related to purchase of property and equipment and, in 2013 and 2015, intangible assets.

B.	Business Overview

Industry Overview

The global printed textile industry represents a sub-segment of the global textile industry. The global printed textile industry involves printing on fabric rolls, finished garments and unsewn pieces of cut fabric at various stages along the value chain in the production of goods for the apparel, household, technical and display end markets.

There is a diverse ecosystem of businesses that utilize textile printing processes, such as custom decorators, online businesses, brand owners and contract printers. Custom decorators of varying sizes use their own manufacturing facilities to print promotional, sports, educational and souvenir products. Online businesses use textile printing in a “produce to order” business model through online platforms that facilitate the rapid printing and shipping of customized and personalized goods to consumers. Brand owners typically use contract printers for textile production and printing and are increasingly aware of the benefits of various printing processes, which influences their choice of contract printer.

Trends in the Textile Printing Market

Textile printing is most commonly conducted using an analog printing method known as screen printing, which includes rotary screen printing and manual or automated carousel screen printing techniques. Rotary screen printing involves passing rolls of fabric through rotating cylinders that are engraved with the image or design to be printed, whereas carousel screen printing involves squeezing ink onto fabric through purpose-built mesh stencils.

Digital printing, which uses specially engineered inkjet heads to print designs and patterns directly onto fabrics, currently represents a small, but rapidly growing, portion of the global printed textile industry. Digital textile printing allows a full image or design to be printed on a garment or cut fabric in one manufacturing step compared to multiple steps in an analog printing process. Digital textile printing gives manufacturers the ability to print small runs in a cost-effective manner with a minimum order quantity of one unit. Demand for digital equipment and consumables is expanding due to the increasing acceptance of digital textile printing processes among industry participants and in order to respond to the following trends:

●	Increased demand for variety and complexity of images and designs. In order to distinguish themselves from the masses, consumers demand, and brand owners seek to supply, a wide range of styles that are innovative and diverse.

●	Mass customization and personalization. We believe consumers are increasingly seeking the ability to customize products by choosing preferred features from a menu of options, or the ability to personalize products by adding an individualized pattern.

●	Reduced time between design and production. The digital textile printing process allows for samples or small quantities to be quickly produced, evaluated, and modified, which permits brand owners to increase the frequency and variety of replenishment cycles in response to fashion trends.

●	Focus on reducing risk of excess inventory. The costly and time-consuming upfront setup required in analog production methods is avoided when using digital printing technologies. Therefore, digital printing enables the cost efficient production of a smaller quantity of garments which mitigates excess inventory risk and improves profitability.

●	Environmentally friendly production. Regulatory bodies and consumers are increasingly focused on social responsibility and eco-friendly manufacturing, demanding that custom decorators, online businesses, brand owners and contract printers reduce the negative environmental impact of textile treatment and dyeing, which represents a significant portion of total industrial waste water. Digital textile printing significantly reduces industrial water consumption and discharge of toxic chemicals by eliminating the need to wash screens for color changes and repeated use. We believe that this results in reduced environmental impact and, in turn, enables manufacturers to comply with regulatory and brand guidelines at a location of their choosing.

●	Reduced labor and physical space requirements. Digital textile printing requires significantly less labor to print an equivalent output due to the significant reduction in process steps. The digital textile printing process also reduces the need for floor space for manufacturing equipment by eliminating certain process steps and by consolidating multiple process steps into a single printing system. The combination of labor savings and smaller shop floor footprint, coupled with lower energy consumption and a lack of environmental impact, enables manufacturers to move production closer to consumers in a cost-effective manner.

Overview of Textile Printing Processes

The graphic and accompanying description below present various textile printing processes:

Analog Printing Processes

Screen printing is the most commonly used printing process for textiles. The two primary methods of screen printing are rotary screen printing and automated carousel screen printing.

The following chart summarizes the key steps involved in the analog printing process:

●	Rotary screen printing. Rotary screen printing is commonly used to print on outerwear, underwear, sportswear, upholstery and linens. It involves multiple, time-consuming process steps. Rolls of fabric pass through rotating cylinders that are engraved with the image or design to be printed. Each cylinder then applies ink of a different color, which forms part of the image or design. This process is generally used to print a pattern on a fabric roll that is then cut and sewn into finished products. Rotary screen engraving is a costly process that takes between four and five hours per cylinder and is frequently done offsite. Preparation of colors typically takes an additional 30 minutes and the setup of the printer itself typically takes nearly 1.5 hours. The process can require up to seven people. The maximum size of an image or design is limited based on the circumference of the cylinders, which is typically no more than 60 centimeters.

The following chart depicts the analog rotary screen printing process:

●	Automated carousel screen printing. Automated carousel screen printing is commonly used to print on t-shirts and jeans. In automated carousel screen printing, a blade or squeegee squeezes printing paste or ink through mesh stencils onto fabric. The process typically employs a series of printing stations arranged in a carousel. At each station, one color of ink is pressed through specially prepared mesh stencils, or screens, on to the textile surface. Between color stations, there are also flash drying stations and cool down stations to ensure that deposited ink does not inadvertently mix with the next color to be applied. Preparation of the mesh stencils is a specialized process and its complexity is a function of the number of discrete color separations and screens that need to be prepared for a given design. The process of color separations, film production, and screen exposure and alignment, typically takes approximately 1.5 hours for six colors. Once the screens and color separations are complete, preparation of the carousel typically takes between 40 and 60 minutes. After being manually loaded, the textile moves along the carousel from station to station where each color is applied separately. Unlike rotary screen printing, carousel screen printing does not require fixing the image or design with steam or hot air and, in most cases, does not require washing and drying the textile afterward.

The following chart depicts the automated carousel screen printing process:

Digital Printing Processes

Digital textile printing uses specially engineered inkjet heads, rather than screens and cylinders or mesh stencils, to print images and designs directly onto fabrics. As such, the use of digital technology eliminates multiple complicated, costly and time consuming steps, such as screen preparation or cylinder engraving, preparation of pastes or inks, and screen or cylinder alignment.

Most fabrics need to be pre-treated before printing by submerging them in a solution that is designed specifically for the type of fabric and ink being used. This coating process is essential for achieving the desired chemical reaction between the ink and the fabric. The fabric is dried following pre-treatment. After the ink drops are applied, the printed fabric undergoes a process of fixation that is also specific to the type of fabric and ink being used. Digital textile printing generally uses either dye-based or pigment-based ink.

The digital textile printing market principally includes two types of printing processes:

●	Direct-to-Garment (DTG). In DTG printing, an inkjet printer prints directly on the textile. DTG printing allows for printing images and designs onto finished textiles, such as t-shirts that have already been sewn and dyed. The following chart summarizes the key steps involved in the DTG printing process:

●	Roll-to-Roll (R2R). In R2R printing, rolls of fabric pass in-line through wide-format inkjet printers that are utilized to directly print images and designs onto rolling fabric. The following chart summarizes the key steps involved in the R2R printing process:

Recent technological developments in digital printing have supported the adoption of digital printing by the global printed textile industry, including by leading fashion designers, apparel brands, and contract manufacturers. Digital printing systems are now capable of printing increasingly large volumes of textiles with complex, customized images and designs at high throughput levels, which have enabled the global printed textile industry to harness the advantages of digital textile printing in a cost-effective manner. Additionally, the growth of e-commerce has given rise to many online apparel and home décor vendors who are unencumbered by legacy manufacturing processes and who rely primarily on digital printing systems to serve their large customer bases. As a result of these trends, we believe that the global printed textile industry offers a significant and rapidly growing market for digital printing solutions.

Company Overview

We develop, design and market innovative digital printing solutions for the global printed textile industry. Our vision is to revolutionize this industry by facilitating the transition from analog processes that have not evolved for decades to digital methods of production that address contemporary supply, demand and environmental dynamics. We focus on the rapidly growing high throughput, direct-to-garment, or DTG, segment of the printed textile industry. Our solutions include our proprietary digital printing systems, ink and other consumables, associated software and value added services that allow for large scale printing of short runs of complex images and designs directly on finished garments. Our solutions are differentiated from other digital methods of production because they eliminate the need to pre-treat fabrics prior to printing, thereby offering custom decorators, online businesses, brand owners and contract printers the ability to digitally print high quality images and designs on a variety of fabrics in a streamlined and environmentally-friendly manner. When compared to analog methods of production, our solutions also significantly reduce production lead times and enable customers to more efficiently and cost-effectively produce smaller quantities of individually printed designs, thereby mitigating the risk of excess inventory, which is a significant challenge for the printed textile industry.

There are a number of trends within the global printed textile industry that we believe are resulting in greater demand for our solutions. Consumers are increasingly seeking to differentiate themselves by wearing customized and personalized garments with colorful and intricate images and designs. Brand owners and contract printers are seeking methods to shorten time to market and reduce production lead times in order to more efficiently and cost-effectively produce smaller runs of printed textiles and reduce the risk of excess inventory while concurrently meeting consumer demands. In conjunction with these trends, changes in buying habits also have a significant impact on demand for our solutions. For instance, as online shopping for apparel and décor continues to gain momentum, offering shoppers endless variety of design, online retailers are increasingly demanding digital printing systems that can be operated close to consumers in order to reduce the time between order placement and delivery. Simultaneously, regulatory bodies and consumers are increasingly focused on social responsibility and eco-friendly manufacturing, demanding that printed textile manufacturers reduce the negative environmental impact associated with the manufacturing of printed textiles. Our solutions address these trends by enabling our customers to print in a time efficient, cost-effective and environmentally friendly manner.

We have developed and offer a broad portfolio of differentiated digital printing solutions for the DTG market that provide solutions to challenges faced by participants in the global printed textile industry. Our DTG solutions utilize our patented wet-on-wet printing methodology that eliminates the common practice of separately coating and drying textiles prior to printing. This methodology also enables printing on a wide range of untreated fabrics, including cotton, wool, polyester, lycra and denim. With throughputs ranging from 40 to 250 garments per hour, our entry level and high throughput DTG solutions are suited to the needs of a variety of customers, from smaller commercial operators with limited budgets to mass producers with mature operations and complex manufacturing requirements. Our patented NeoPigment PURE ink and other consumables have been specially formulated to be compatible with our systems and overcome the quality-related challenges that pigment-based inks have traditionally faced when used in digital printing. Our software solutions simplify workflows in the printing process, by offering a complete solution from web order intake through graphic job preparation and execution. We also offer customers maintenance and support services and value added services aimed at optimizing the use of our systems.

Building on the expertise and capabilities we have accumulated throughout our history in developing and offering differentiated solutions for the DTG market, we introduced a digital printing solution aimed at another segment of the printed textile industry, the roll-to-roll, or R2R, market. While the DTG market generally involves printing on finished garments, the R2R market is focused on printing on fabrics that are subsequently converted into finished garments, home or office décor and other items. Our R2R solution utilizes our proprietary wet-on-wet printing methodology and houses an integrated dryer within the system. It is the first single-step, stand-alone R2R digital textile printing solution available on the market. We market our R2R solution, the Allegro, to online businesses that require large variety and limited quantity orders and to fabric converters, who source large quantities of fabric and convert untreated fabrics into finished materials to be sold to garment and home décor manufacturers. We began selling the Allegro commercially in the second quarter of 2015 and believe it offers us a significant opportunity for growth.

We were founded in 2002 in Israel and shipped our first system in 2005. As of December 31, 2015, we had 343 employees located across four regions: Israel, the United States, Europe and the Asia Pacific region. In 2015, we generated revenues of $86.4 million, representing an increase of 30.2% over the prior fiscal year, and recorded net income of $4.7 million. In 2015, we generated 56.4 % of our revenues from the Americas, 25% from EMEA and 18.6 % from the Asia Pacific region.

Our Competitive Strengths and Growth Strategy

●	Leading player in fast-growing digital DTG printing market. We are a leading player in the fast-growing digital DTG printing market based on our sales and installed base. We estimate that global revenue from digital textile printing equipment and ink will grow at a 17% compound annual growth rate between 2014 and 2019 based on the estimate of such revenue for 2014 and the projection for 2019, in each case, contained in a 2014 report by Smithers Pira, a provider of market intelligence on the printed textile industry, or the Pira report. In 2014, we grew our revenues 34.4% compared to 2013 and, in 2015, we grew our revenues 30.2% compared to 2014. We believe that high throughput DTG and R2R applications in the textile printing market are positioned to grow at a rate greater than the 17% projected industry growth rate between 2014 and 2019. The Pira report estimates that the DTG market has an addressable opportunity of five to 10 billion garments a year, with over 300,000 sites globally printing primarily t-shirts and other apparel.

●	Unique Single-Step Manufacturing Solution in the R2R Market. Our Allegro printer combined with our proprietary process was designed to offer a single step manufacturing solution which is especially suited for printers who don’t have a vertically integrated textile mill. Unlike other digital textile printers, the Allegro does not require multiple pre-processing and post-processing steps which are customarily used in vertically integrated textile mills. Given its architecture, it is perfectly suited for short and micro runs. Allegro is compact in size and requires a single person to operate and fits very well in an urban and non-industrial setting. Allegro is unique in its ability to print on multiple fabric types without the need for different inks and consumables, while generally other systems and technologies for R2R digital printing require dedication of discrete printers to specific fabric types.

●	Disruptive technology that enables our customers to adopt new or improve existing business models. The flexibility that our digital printing solutions provide to our customers, including custom decorators, online businesses, brand owners and contract printers, enable them to develop new or improve their existing business models. Custom decorators utilize our solutions to produce short to medium runs of high-quality customized garments quickly and efficiently, enabling them to increase average selling prices compared to screen printed garments. For online businesses, our solutions facilitate the creation of “produce to order” garment production with minimum order quantities of one unit, at high average selling prices, while achieving significant margins. Brand owners benefit from our solutions’ streamlined pre- and post-treatment processes that allow them to handle some of their production needs in house as they reduce labor, physical space requirements, industrial water consumption and eliminate the need for waste water clearing mechanisms. Our solutions also benefit high-volume contract printers that provide printing services to brand owners and high-end garment manufacturers by allowing them to print high resolution images and designs at qualities that meet high fashion standards.

●	Our technology supports the growing trend towards fast fashion. For the past several years, the textile industry has been looking for ways to improve its inefficient inventory management processes. Given the fact that traditional cycle times between design and retail sales have ranged between 21 and 25 weeks, textile companies have had to account for the significant risk of under stocking or over stocking certain items. Traditional cycle times have also limited textile companies’ ability to promptly react to changing fashion trends, which leads to mark downs or write offs of large parts of their inventories. To address this inherent difficulty, many brands have changed their supply model to short cycles of up to four weeks, with each batch delivered representing much smaller quantities of discrete designs, allowing them to replenish and cycle new products through their channels several times per year. This process not only improves inventory management but also creates a different shopping experience, whereby scarcity of supply increases demand, store visiting increases with a need to “see what’s new” and the amount of mark downs is significantly reduced. Digital printing technology is inherently fitting to serve these needs as printers can be installed in any location, they are not encumbered by the need to manufacture large quantities of particular designs and can deal with any design complexity and any needed quantity. We believe we are well positioned to enjoy the potential offered by this trend and are taking active measures to penetrate brands and retailers looking or already in the process of moving to a fast fashion business model.

●	The move to Direct to Consumer (DTC) by brands and retailers. While the trend towards customization and personalization continues to gain momentum, online shopping for apparel and décor that is not customized or personalized is even larger in volume. Online stores have become a significant part of all businesses. Specifically, online shopping for apparel and home décor has been growing faster than online shopping for other product categories. Major brands such as Nike have stated that DTC forms a large part of their growth plans for the next several years. Brick and mortar stores are closing (such as retail stores like GAP, which in 2015 announced plans to close approximately 175 stores around the world over the next few years) in favor of webstores. Chinese online shopping for apparel has been the fastest growing online shopping market for the last several years, with a growth rate of approximately 75% per year from 2013 to 2014, according to the China Internet Network Information Center. Since online shopping experience relies heavily on the display of large varieties of designs as well as short cycle times from order to delivery, webstores are faced with a need to carefully manage their inventories. Digital printing is well positioned to assist with this transition because it allows retailers to establish fulfilment centers in different parts of the world, which supports consumers’ demand for variety and shortens lead times from order to delivery.

●	Attractive business model. We currently offer a broad portfolio of differentiated digital printing solutions for the digital DTG market. Our existing and growing installed base of systems results in recurring sales of ink and other consumables, which are specially formulated to enable our systems to operate at the highest throughput level. Recurring sales of ink and other consumables have historically offered us a degree of visibility into a significant component of our results of operations. We believe that our recurring sales model also enables us to foster close customer relationships as it facilitates ongoing engagement with our customers, which positions us to provide tailored solutions and expand our ability to provide value added services to our customers.

●	Robust intellectual property portfolio driven by an innovation-based culture. Our intellectual property portfolio reflects over a decade of significant investments in digital textile printing, which we believe creates significant barriers to entry. We have developed a strong base of technology know-how, backed by our portfolio of intellectual property, featuring 19 issued patents and 18 pending patent applications, covering wet-on-wet printing methodology, ink formulations, printing processes and related methods and systems. Our team of over 90 researchers and developers, including chemists, electrical engineers, system engineers and mechanical engineers, ensures that our systems remain technologically advanced, and are well engineered, user-friendly and highly reliable.

●	Extensive product portfolio and strong new product pipeline. We offer a broad range of printing systems, and our DTG systems are suited for smaller commercial operators with limited budgets, as well as mass producers with mature operations and complex needs. In addition, in the second quarter of 2015 we introduced a new solution to market, the Allegro, a one-step, integrated R2R printing and curing system. During the second half of 2016, we plan to introduce another new solution to market, the Vulcan, a cost-effective digital substitution for carousel screen printing that enables mass production of customized garments for the DTG market. As of December 31, 2015, we had installed the first of three evaluation systems at a leading customer site. We believe both solutions offer capabilities that no other player in the global printed textile industry currently offers and will further strengthen our leading position in the digital printed textile market as well as provide additional growth opportunities for our business.

●	Environmentally friendly printing processes. A significant portion of global industrial water pollution comes from textile treatment and dyeing. We believe that environmental factors are beginning to assume a significant role in the decision-making process of our existing and potential customers, with an increasing number of countries adopting restrictions on the use of technologies like screen printing that generate significant wastewater. Our printing process eliminates the need for separate pre-treatment, as well as steaming, washing or rinsing of textiles during the printing process, which leads to a significant reduction in water consumption compared to conventional printing methods. In addition, our inks are biodegradable and certified by leading industry groups as being safe for system operators, consumers and the environment. Finally, our systems offer energy saving processes that result in the use of significantly less power compared to traditional printing processes. We believe that these environmental benefits will further drive market penetration of our solutions and enable manufacturers to move production closer to the consumer in a cost-effective manner.

●	Experienced management team. We believe that our management team’s industry expertise, long history with our company and extensive experience in running global publicly traded companies will enable us to execute our growth strategy. Our Chief Executive Officer, Gabi Seligsohn, was the President and Chief Executive Officer of Nova Measuring Instruments (NASDAQ:NVMI) for seven years prior to joining our company. Our Chief Financial Officer, Guy Avidan, was most recently the Chief Financial Officer of Audiocodes (NASDAQ:AUDC). Mr. Seligsohn and Mr. Avidan bring extensive experience of managing publicly traded companies. Our founder and Chief Technology Officer, Ofer Ben-Zur, has over 20 years of digital printing experience. Our Executive Vice President of Sales, Sarel Ashkenazy joined our company in 2004 and together with Mr. Ben-Zur, have helped us to develop into a strong global player.

●	Becoming a textile solution provider. Our vision is that digital printing will be widely adopted over the next several years in several segments of the printed textile market. With fabric and textile innovation continuously increasing, we believe we must continue to push the performance envelope of our products and tune our offering to meet the challenges posed by the textile industry's technology roadmap. In doing so we have been increasing the number of people we employ with a background in textiles and deepening technology collaboration activities with research institutes and leading players in the textile market. We believe this will ultimately enrich our technology portfolio, product offering and intellectual property.

●	Extend our technological leadership through ongoing research and development and continuing to introduce new products. We will seek to continue to differentiate ourselves and extend our technological leadership by investing in research and development. We intend to leverage our customer relationships to identify emerging industry needs and innovate and develop new intellectual property and applications that address those needs. We are also developing new systems and intend to develop and introduce additional systems in the future. Our product pipeline includes the Vulcan system, which will offer an alternative to carousel screen printing. The Vulcan will enable customers to print small runs at throughputs comparable to those achieved through carousel screen printing. We expect to launch the Vulcan commercially in the second half of 2016.

Our Systems

Our line of DTG systems offers a range of performance options depending on the needs of the customer. These options include the number and size of printing pallets, number of print heads, printing throughput and process ink colors, as well as other customizable features. We categorize our DTG systems into two groups that are focused on the high throughput segment of the DTG market.

●	Entry Level. Our entry level systems consist of our Breeze and Thunder systems. These systems reduce the need for floor space for manufacturing equipment by eliminating certain process steps and by consolidating multiple process steps into a single printing system. The Breeze and Thunder allow businesses to adopt digital technology with a limited upfront investment and use the same technology as our high throughput systems but with smaller garment printing areas and at lower throughput levels. We intend to stop selling our Thunder systems during 2016.

●	High Throughput. Our high throughput systems, which consist of our Avalanche family of systems, Storm II and Paradigm II, offer high throughput printing capabilities and are designed for customers who conduct large scale printing of small runs of a variety of images and designs.

Our printers vary in throughput and productivity, applications of use, breadth of color gamut and cost per print. The underlying strategy behind our product line up is to accommodate a variety of customer needs with a variety of capabilities and at a variety of price points. All of our DTG systems utilize our patented wet-on-wet printing methodology that involves spraying a wetting solution on the fabric before applying our proprietary pigment-based inks. This unique capability enables our systems to reach high throughput levels while still producing high quality images and designs. The wetting solution prevents the ink from bleeding into the textile and fixes the ink drops, which enables digital printing with high color-intensity and image sharpness. This methodology eliminates the common practice of separately coating and drying textiles prior to printing and allows for printing on a wide range of untreated fabrics.

Our Allegro system was the first R2R printing system to allow for one-step R2R printing. Unlike the Allegro, all existing R2R printers require additional steps. We began selling the Allegro commercially in the second quarter of 2015. The Allegro takes advantage of our patented wet-on-wet methodology to allow for in-line printing on various fabrics, without requiring a separate pre-treatment process, thereby avoiding the need to use textiles that are specifically designed for digital printing. The Allegro is designed to achieve high throughputs and does not require water or steam for any part of the printing process, making it friendly to the environment. By using our proprietary pigment based ink, Allegro is able to print on a variety of natural and synthetic fabrics providing customers with a significant level of flexibility. Other dye-based systems are specifically designed to either print on natural fabrics or on synthetics and these systems cannot be used with other types of fabric as the processes and consumables used vary considerably from one to the other.

System under Development

Our Vulcan system is currently in beta stage. It is designed to enable mass production of customized garments with high and consistent printing quality. It is designed to run at throughputs higher than any of our existing systems. The system’s architecture takes a different ergonomic approach to the sequence of loading and unloading of garments than that of our existing systems, enabling higher throughputs. The system utilizes state of the art print head technology and specially designed inks which allow for significant reduction in cost per print. We began beta testing of the Vulcan at customer sites in the first quarter of 2016 and are targeting its commercial launch during the second half of 2016. Given the Vulcan’s ease of setup and high throughput levels, we are seeking to disrupt the core screen printed textile industry and target replacement of a significant installed base of automated carousels. The Vulcan also capitalizes on our advanced print head and ink technology to limit waste, allowing for installation in locations where carousels cannot be installed due to environmental, health and safety laws and regulations.

Ink and Other Consumables

Our ink and other consumables consist of our patented NeoPigment PURE ink, proprietary binding agent, priming fluid, wiping fluid, and flushing fluid. Our pigment based inks are available in seven colors and are formulated for use exclusively in our systems. Our patented wet-on-wet printing methodology combines the use of pigments rather than dyes in conjunction with our proprietary binding agent, and allows us to print on a wide range of fabrics without the need for a separate pre-treatment process or system reconfiguration, resulting in minimal setup times for each run and high throughput levels. We are also investing in the development of new ink formulas for our new systems and in order to expand the range of fabrics on which we can print and further improve the quality of our high resolution images and designs.

We have developed two patented methods for printing on dark or colored fabrics. The first method involves printing a layer of specially formulated white ink as a base upon which to print colored images and designs. Printing on top of this foundation enhances color intensity and creates contrast against the dark or colored fabric. In addition, we have developed a patented discharge ink for printing on dark or colored fabrics. The discharge ink bleaches the fabric dye and applies colored ink in the locations where the discharge ink removed the fabric dye. This method, which is primarily used by brand owners and contract printers, allows the printing of high resolution images and designs without compromising the texture or feel of the garment.

Integrated Software

All of our systems arrive with our QuickP Production software installed. QuickP Production is a basic interface that allows users to control key operating parameters of our systems, such as ink dots per inch, or DPI, and import image files created using other Ruster Image Processing, or RIP, software. Almost all of our customers also purchase our QuickP Designer software. QuickP Designer is a software package that combines our own internally developed RIP software with other print job management capabilities and allows greater control over the image design process than QuickP Production, such as the ability to resize and reposition images and improve image quality. A single QuickP Designer license can be used to support multiple Kornit systems. We also offer our QuickP Plus 2.0 software suite, which provides customers with a full workflow solution from acceptance of online orders through production via our web application server.

Our Services

Our services consist of maintenance and support, and professional services. We are seeking to increase the number of customers that rely on us to provide services for their systems by expanding our service capabilities. In addition to driving gross margin improvement, we believe this will provide us an opportunity for direct contact with customers with the goal of reducing system down-time, educating customers about optimal use of our systems to drive increased utilization, expanding the variety of print applications and increasing sales of post-warranty service contracts and other professional application development services.

Maintenance and Support

Our systems include a one-year end-to-end warranty, which covers parts, labor and remote support. Our customers can also purchase an additional year of warranty coverage in conjunction with their initial purchase of our systems. Thereafter, customers can renew maintenance and support contracts for additional periods by purchasing a maintenance and support package that covers remote support, software upgrades and onsite yearly maintenance. In the United States, we provide maintenance and support directly to our customers. In EMEA, we provide maintenance and support to approximately half of our customers, depending on their location. In the Asia Pacific region, our independent distributors provide initial maintenance and support, and we provide second-line support when needed.

Professional Services

Our systems are designed such that customers can operate them without our assistance or that of our independent distributors. However, nearly all customers purchase our basic installation package and some take our advanced training program. Our advanced training program is an onsite tutorial ranging from three to five days, which includes customized consulting aimed at optimizing the use of our systems. Courses are also provided at our regional offices. We continuously seek to expand the number and content of the training programs. We provide professional services to customers in all regions.

Our Customers

Our diverse global customer base consisted of more than 900 customers as of December 31, 2015. Our customers include custom decorators, online businesses, brand owners and contract printers.

●	Custom Decorators. Our custom decorator customers produce and sell decorated garments, mostly t-shirts. Our systems allow custom decorators to produce short to medium runs of high-quality customized garments quickly and efficiently, which enables them to increase average selling prices and margins compared to their screen printed garments.

●	Online Businesses. The business model of our online business customers is based on “produce to order” garments, often in quantities of one, at high average selling prices and significant margins. Since the online customized apparel business is growing quickly, most of our online business customers serve more than one website and have multiple systems on their production floors. Some of these customers look to us to link them with other users of our systems around the world, to cater to their own global customer base, enabling them to shorten delivery times for the orders they process through their websites. Our systems’ one-step printing process allows these customers to produce customized garments with short setup time.

●	Brand Owners. Most brand owners use contract printers to produce their garments. Our systems offer an alternative to outsourcing in cases where brand owners prefer to handle their production needs in house. Several brand owners that own full or partial production capacity are adopting digital textile printing technology to achieve innovation in design, greater customization and shorter lead times to market, which our systems facilitate.

●	Contract Printers. Contract printers are high volume producers that are seeking industrial scale and cost-effective printing solutions. They provide printing services to brand owners and high-end garment manufacturers and primarily use analog printing technologies. Our contract printer customers typically purchase our Avalanche family of products for high productivity as well as our Paradigm II DTG system, which allows them to combine complex images and designs with multiple embellishment effects, such as glitter, silicon, gel and burnout, into their ordinary screen printed textiles.

Sales and Distribution

Our go to market strategy consists of a hybrid model of indirect and direct sales. We sell the majority of our solutions through a global network of independent distributors and value added resellers that we refer to as our channel partners. Our channel partners, in turn, sell the solutions they purchase from us to customers for whom we provide installation services, or sell and install our solutions on their own. Our channel partners work closely with our sales force and assist us by identifying potential sales targets, closing new business and maintaining relationships with and, in certain jurisdictions, providing support directly to our customers. Almost all of our independent distributors have our systems available for tradeshows, product demonstrations at their facilities, and other promotional activities. As of December 31, 2015, our global network of channel partners consisted of approximately 50 independent distributors and resellers. Sales by our distributors accounted for approximately 64% of our revenues in 2015 and approximately 72% in 2014. In addition to working closely with our channel partners, our direct sales force engages in direct sales in certain geographies, and also with our largest customers, irrespective of their location.

The substantial majority of our sales in North America are performed through independent distributors. Hirsch International Corporation and SPSI, Inc. were our top two independent distributors by revenues in 2014 and 2015, Hirsch accounting for 25% and 18%, respectively, of our revenues in each such period and SPSI accounting for 15% of our revenues in each such period in the case of SPSI. We entered into distributor agreements with Hirsch and SPSI, dated April 1, 2014, each with an initial term of three years, which will renew automatically for successive one-year periods unless one party notifies the other party that it does not wish to renew the agreement, by providing 90 days’ notice prior to the end of the initial term of renewal period, as applicable. Our agreement with Hirsch is a non-exclusive distribution contract across North America, including 28 states concentrated on the East and West Coasts, as well as five Canadian provinces. Our agreement with SPSI is a non-exclusive distribution contract across the United States, including 20 states mainly in the Midwest, Northwest, and Southwest regions. For both distributors, we maintain projected sales plans for a number of different print systems on a yearly basis and there is a minimum yearly sales requirement for systems and ink and other consumables.

Marketing

Our marketing strategy is aimed at positioning us as a global leader in digital textile printing. We are focused on increasing awareness of our brand and communicating the benefits of our disruptive technology and how it addresses market needs in order to develop leads and increase sales to existing customers. We market our systems as a comprehensive solution to the growing trend towards mass customization and personalization. We seek to execute our strategy by leveraging a combination of internal marketing professionals and a network of channel partners to communicate the value proposition and differentiation of our systems, generating qualified leads for our direct sales force and channel partners. By investing in analytics-driven lead development and through detailed interactions with key customers, we seek to create and update our product roadmaps and individual marketing plans to optimize distribution while helping facilitate the process of release, ramp-up and sales.

We use a variety of advanced inbound and outbound online marketing methods to reach and communicate with potential customers. Inbound methods include a variety of online marketing strategies comprised of search marketing (for example, search engine optimization and pay per click advertising), social media, blogs, syndication, webinars and white papers. Outbound channels include a fully automated e-mailer and web based customer nurturing and scoring process, as well as more traditional marketing methods such as print advertisements, direct mail and e-mail, tradeshows, newsletters and referrals. In addition, we have developed domestic and international onsite demonstration capabilities in our regional offices in the United States, Germany, Hong Kong and China and we also rely on demonstration facilities setup by our channel partners.

Manufacturing, Inventory and Suppliers

Manufacturing

Our systems are assembled by ITS Industrial Techno-logic Solutions Ltd., or ITS, at its facilities in Rosh-Ha`Ayin, Israel and by Flextronics Israel Ltd., or Flextronics, at its facilities in Yavne, Israel. Aside from our print heads, we source many of the components of our systems directly, which we believe allows us to manage our material costs and take advantage of the overall volume of systems manufactured at both facilities without the overhead of having in house manufacturing.

We entered into our first manufacturing agreement with ITS in May 2009. We replaced that agreement with a new agreement dated November 19, 2014 pursuant to which ITS manufactures the Avalanche, Avalanche 1000, Storm II, Pardigm II and Allegro systems in accordance with our bill of materials, drawings and designs. The initial term of the new agreement is for two years and it renews automatically for successive one-year periods thereafter unless either party notifies the other party that it does not wish to renew the agreement by providing 30 days’ notice prior to the end of the initial two-year term or any subsequent one-year renewal term. Either party can also terminate the agreement at any time upon 365 days’ notice. Prices are set forth in the agreement and are determined separately with respect to the printers, services and raw materials.

We entered into a manufacturing services agreement with Flextronics (Israel) Ltd., or Flextronics, in May 2015, pursuant to which Flextronics manufactures our Avalanche, Breeze and Paradigm II systems and will manufacture our Vulcan system on a full turnkey basis in accordance with our bill of materials, drawings and designs. The initial term of the agreement is three years and it renews automatically for additional periods of 24 months unless notice of termination is given by either party at least 180 days prior to the end of the initial term or a renewal term. We can terminate the agreement at any time upon 180 days’ notice and Flextronics may terminate the agreement at any time upon 365 days’ notice. Prices are set in advance for periods of 18 months but are subject to change based on certain enumerated circumstances set forth in the agreement or as agreed between Flextronics and us.

We produce and bottle our ink and other consumables at our facility in Kiryat Gat, Israel using raw materials purchased from various suppliers for milling pigments and mixing, bottling and packaging.

Inventory and Suppliers

We purchase our print heads from FujiFilm Dimatix, Inc., or FDMX, and then customize them at our Kiryat Gat, Israel facility, for optimal use in our systems. We maintain an inventory of parts to facilitate the timely assembly of our systems and for servicing our installed base. Most components are available from multiple suppliers, although certain components used in our systems and consumables are only available from single or limited sources.

The print heads for our systems are supplied by a sole supplier, FDMX. We first entered into an agreement with FDMX in 2006. In December 2015, we entered into a new agreement with FDMX. Pursuant to this agreement, FDMX sells us print heads and additional by-products. Under the agreement, we are entitled to sell, lease and use the FDMX products and components subject to certain limitations, including the use of FDMX products or components for applications other than printing images and designs on textiles, reselling print heads other than as integral components of our systems, or as spare or replacement parts, and distributing in markets reserved by FDMX. The agreement with FDMX also provides that we are required to make an additional semi-annual payment to FDMX based on the amount of inks, other than inks and other consumables sold by FDMX, that we sell over a relevant period or, if we do not sell ink and other consumables, a payment based on sales of our systems. We have granted customary audit rights to FDMX to verify the amount of sales that we make. The agreement provides that beginning with the start of the first one-year renewal period, FDMX may increase the prices of the products that we purchase from it upon 90-days’ prior notice, subject to certain conditions. Our current agreement terminates in December 2019 and provides for one three-year renewal period and one-year renewal periods thereafter. Our agreement further provides that FDMX may, at its option, discontinue products supplied under the agreement, provided that we are given one year notice of the planned discontinuance and are provided with an end of life purchase program.

One of the chemicals used in some of our inks is supplied by BG Bond, a subsidiary of Ashtrom Ltd., a large Israeli industrial company. For some of our other inks, this chemical is supplied by The Dow Chemical Corporation, a large multinational manufacturer of chemicals. We currently purchase these chemicals on a purchase order basis.

We consider our single and limited-source suppliers to be reliable, but the loss of any one of these suppliers could result in the delay of the manufacture and delivery of our systems. In order to minimize the risk of any impact from a disruption or discontinuation in the supply of print heads, the chemical required for our inks or components from limited source suppliers, we maintain an additional inventory of such components and chemicals. Nevertheless, such inventory may not be sufficient to enable us to continue supplying our products during the period that may be required to locate and qualify a new supplier. See “ITEM 3. Risk Factors—If our relationships with suppliers, especially with single source suppliers of components, were to terminate, our business could be harmed.”

Research and Development

We believe that continued investment in research and development is important to position us as a global leader in digital textile printing. We conduct our research and development activities in Israel and we believe this provides us with access to world-class engineers and chemists. Our research and development efforts are focused on improving and enhancing our existing systems and services, as well as developing new systems, software, features and functionality. Our current research and development efforts are primarily focused on completing the development of our Vulcan DTG printing system, which is positioned to be the first mass customization DTG printer. We are also focused on enhancing our current DTG and R2R systems with new features and functionality which will be provided as upgrades, offering new versions of existing products, improving system reliability and uptime and making our systems even more user-friendly, and investing in new chemistry for broadening our span of applications. Our research and development expenses were $7.4 million, $9.5 million and $12.0 million in 2013, 2014 and 2015, respectively.

 Intellectual Property

We consider our proprietary technology to be important to the development, manufacture, and sale of our systems and seek to protect such technology through a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with our employees, consultants, customers and manufacturers.

As of December 31, 2015, we owned nine issued patents in the United States and six provisional or pending U.S. patent applications. We also had ten patents issued in non-U.S. jurisdictions, and three pending Patent Cooperation Treaty patent applications, which are counterparts of our U.S. patent applications. The non-U.S. jurisdictions in which we have issued patents are China, the European Union, Hong Kong and Japan. The principal granted patents relate to our wet-on-wet printing methodology, ink formulations, printing processes and related methods and systems, with expiration dates ranging from 2020 to 2035.

We enter into confidentiality agreements with our employees, consultants, channel partners, customers and manufacturers and limit internal and external access to, and distribution of, our proprietary technology through certain procedural safeguards. These agreements may not effectively prevent unauthorized use or disclosure of our intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our intellectual property or technology.

In addition, we own the registered trademarks “KORNIT” and “NEOPIGMENT” and make use of a number of additional unregistered trademarks.

There can be no assurance that our patents or other intellectual property rights will afford us a meaningful competitive advantage. We believe that our success depends primarily on our research and development, marketing, business development, applications know-how and service support teams and application experts as well as our ongoing relationships with our large customer base. Accordingly, we believe that the expiration or termination of any of our patents or patent licenses, or the failure of any of our patent applications to result in an issued patent, would not have a material adverse effect on our business or financial position.

Competition

Textile printing is most commonly conducted using automated carousel screen printing. In recent years, manufacturers of digital printers have increased their penetration of this market. As such, we compete with companies that manufacture automated carousel screen printers as well as those that manufacture digital printers. Our principal competitor in the high throughput digital DTG market is Aeoon Technologies GmbH. We also face competition from Brother International Corporation, Seiko Epson Corporation and a number of smaller competitors with respect to our entry level systems. Our technologies allow us to offer a wide spectrum of digital textile printing systems of varying features, capacities and price points. We believe that this strategy will enable us to effectively compete with the other textile printer and ink manufacturers in the digital DTG market.

With respect to our R2R system, we face competition from major textile printer and ink manufacturers in the R2R market, such as Dover Corporation, Electronics for Imaging, Inc., and Durst Phototechnik AG. We believe that the ability of Allegro to print in a single step will enable us to compete against these competitors, many of which are larger and have greater resources.

Regulatory Matters

We are subject to environmental, health and safety laws and regulations in a number of jurisdictions, primarily Israel, governing, among other things, the use, storage, registration, handling, emission and disposal of chemicals, waste materials and sewage; chemicals, air, water and ground contamination; air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals, waste materials and sewage. In Israel, where we manufacture our ink and other consumables, businesses storing or using certain hazardous materials, including materials necessary for our manufacturing process, are required, pursuant to the Israeli Dangerous Substances Law, 5753-1993, to obtain a toxin permit from the Ministry of Environmental Protection. We hold a valid toxin permit for use of chemicals that will remain in effect until October 14, 2016. Our activities also require permits from various governmental authorities including, local municipal authorities, such as planning and zoning authorities, and the Ministry of Health.

Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on our business or operations. To our knowledge, all of our facilities, operations, systems and ink and other consumables comply with the environmental laws, regulations and standards to which they are subject. The operation of our facilities, however, entails risks and significant expenditures could be required in the future to comply with environmental or health and safety laws, regulations or requirements.

In the European marketplace, electrical and electronic equipment is required to comply with the Directive on Waste Electrical and Electronic Equipment, which aims to prevent waste by encouraging reuse and recycling, and the Directive on Restriction of Use of Certain Hazardous Substances, which restricts the use of six hazardous substances in electrical and electronic products. Our systems and certain components of such systems “put on the market” in the EU (whether or not manufactured in the EU) are subject to these directives. Additionally, we are required to comply with certain laws, regulations and directives, including TSCA in the United States and REACH in the EU, governing chemicals. These and similar laws and regulations require the testing and registration of certain chemicals we use and ship. We continuously monitor changes to these regulations and work to address such developments.

C.	Organizational Structure

Our corporate structure consists of Kornit Digital Ltd., our Israeli parent company, and four wholly-owned subsidiaries: (1) Kornit Digital Technologies Ltd., which was incorporated on July 5, 2006 under the laws of the State of Israel, (2) Kornit Digital North America Inc., which was incorporated on September 12, 2007 under the laws of the State of Delaware, (3) Kornit Digital Europe GmbH, which was incorporated on April 20, 2011 under the laws of Germany, and (4) Kornit Digital Asia Pacific Limited, which was incorporated on November 18, 2009 under the laws of Hong Kong.

D.	Property, Plants and Equipment

Our corporate headquarters are located in Rosh-Ha`Ayin, Israel in an office and R&D facility consisting of approximately 70,000 square feet. The lease for this office expires in December 2020, with an option to extend the lease for an additional five years. In Israel, we also lease a manufacturing facility in Kiryat Gat, which consists of approximately 15,000 square feet. The lease for the Kiryat Gat manufacturing facility expires on May 30, 2018, and we have an option to lease this facility for an additional three years. The current utilization of the total production capacity at this facility would allow us to more than double our current output at the facility by increasing the number of shifts on the existing production lines by hiring additional manufacturing personnel and without requiring us to expand the physical structure of the facility. Our U.S. offices are located in Mequon, Wisconsin, consisting of approximately 12,000 square feet. The lease for this office expires in June 2018. We maintain additional sales, support and marketing offices in Dusseldorf, Hong Kong, Shanghai and Florida.

ITEM 4A.	Unresolved Staff Comments.

Not Applicable

ITEM 5.	Operating and Financial Review and Prospects.

The information contained in this section should be read in conjunction with our financial statements for the year ended December 31, 2015 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with GAAP. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We develop, design and market innovative digital printing solutions for the global printed textile industry. Our vision is to revolutionize this industry by facilitating the transition from analog processes that have not evolved for decades to digital methods of production that address contemporary supply, demand and environmental dynamics. We focus on the rapidly growing high throughput DTG segment of the printed textile industry. Our solutions include our proprietary digital printing systems, ink and other consumables, associated software and value added services that allow for large scale printing of short runs of complex images and designs directly on finished garments. Our solutions are differentiated from other digital methods of production because they eliminate the need to pre-treat fabrics prior to printing, thereby offering custom decorators, online businesses, brand owners and contract printers the ability to digitally print high quality images and designs on a variety of fabrics in a streamlined and environmentally-friendly manner. When compared to analog methods of production, our solutions also significantly reduce production lead times and enable customers to more efficiently and cost-effectively produce smaller quantities of individually printed designs, thereby mitigating the risk of excess inventory, which is a significant challenge for the printed textile industry.

Our business is driven by the changing dynamics in the global printed textile industry, which is undergoing a transition from analog to digital printing methods. Recent technological advancements in digital printing technology have enabled printing of high resolution images and designs on textiles in large volumes and at high throughput levels. For example, these capabilities have enabled online businesses, whose business models are tailored to the growing demand for customized and personalized goods, to cater to customers who order single units or small runs of a particular design. We have identified the high throughput segment of the DTG market as a high growth area and have therefore focused our solutions to primarily address that area.

We offer a broad portfolio of digital printing systems for the DTG market. We target customers that manufacture textiles in large quantities with a variety of high throughput digital printing systems. We market our systems to different customers based on their desired throughput level, overall cost of ownership, the allowable space in their manufacturing facilities and the degree of preexisting knowledge they have of printing among other considerations. Most of our sales in recent years have been to high throughput manufacturers, which we believe will continue to grow in the next several years. At the same time, we believe that our advanced technology and years of experience in digital textile printing will enable us to continue to penetrate the R2R market with our Allegro system, which we began selling commercially in the second quarter of 2015. Furthermore, we are seeking to expand our presence into the mass production market with the commercial launch of our Vulcan system, targeted to occur during the second half of 2016. Our solutions also include our proprietary NeoPigment PURE ink and other consumables, associated software and value added services.

We sell the majority of our solutions through a global network of approximately 50 independent distributors and value added resellers that we refer to as our channel partners. Our channel partners, in turn, sell the solutions they purchase from us to customers directly or, in some cases, act as facilitators of our direct sales process. Our independent distributors are generally responsible for identifying potential leads, working with our sales force to convert leads into buying customers and maintaining relationships with our customers. Maintenance and support for our systems is performed either by our own service organization or by service engineers employed by our distributors. This varies among the four regions that we currently serve, depending on the infrastructure we have established in each particular region. We provide professional services directly to some of our customers in all regions.

We have an attractive business model that results in recurring sales of ink and other consumables driven by our growing installed base of systems. Our ink and other consumables are specially formulated to enable our systems to operate at the highest throughput level while adhering to high print quality requirements.

We intend to capitalize on the continued growth of the DTG market by expanding our diverse global customer base, with particular focus on the fast-growing web-to-print businesses. We also seek to increase our sales to existing customers, particularly sales of our ink and other consumables. We plan to accomplish these goals by investing in our direct sales force, developing new applications for existing systems, introducing new solutions and growing our relationships with channel partners. Since sales of our ink and other consumables are directly linked to the number and mix of our systems that are sold, installed and active worldwide, engaging with our customers before and after sales is a key contributor to growth. We intend to drive growth by focusing our efforts on sales of our higher throughput industrial systems, which generally utilize larger amounts of ink and other consumables due to their greater capacity and higher throughput levels.

We were founded in 2002 in Israel and shipped our first system in 2005. As of December 31, 2015, we had 343 employees located across four regions: Israel, the United States, Europe and the Asia Pacific region.

A.	Operating Results

The information contained in this section should be read in conjunction with our audited financial statements for the years ended December 31, 2013, 2014 and 2015 and related notes and the information contained in ITEM 18. Financial Statements. Our financial statements have been prepared in accordance with GAAP.

Components of Statement of Operations

Revenues

Systems, Ink and Other Consumables, Value Added Services

Substantially all of our revenues are generated from sales of our systems and ink and other consumables. A majority of our revenues is currently derived from sales of our systems, although we are targeting an equal mix of revenues from our systems compared to ink and other consumables in the medium term. We do not consider the period to period change in our total installed base to be a helpful metric in assessing our performance because we currently sell a number of different systems that have significantly different throughput characteristics and average selling prices. Accordingly, since we have not experienced material changes in the prices at which we sell ink and other consumables, we believe the best measure of the success of our strategy is the amount of the increase in revenues from ink and other consumables that is generated in each period.

We also generate a portion of our revenues from the provision of spare parts to our distributors and customers, value added services consisting of time and material based support and post-warranty service contracts. During 2015, we also started to generate revenues from providing application development services and system and application training.

We principally sell our products through independent distributors who resell them to customers. Sales by our distributors accounted for approximately 72% of our revenues in 2014 and approximately 64% of our revenues during 2015. The balance of our revenues are generated through direct sales.

We recognize revenues from sales of our systems upon installation of the system in the customer’s premises when installation is undertaken by us, provided that the collection of the resulting receivable is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable. This is also the case for sales made through independent distributors unless the independent distributor installs the system in which case we recognize revenues upon shipment to the independent distributor provided all other revenue recognition criteria are met. We recognize revenues net of discounts and returns. Revenues from ink and other consumables are generally recognized upon shipment. Revenues from provision of value added services are generally recognized at the time such support services are provided. See “—Critical Accounting Policies—Revenue Recognition”.

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues from sales to customers located in the regions indicated below for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	$	%	$	%	$	%
	(in thousands except percentages)
United States	$22,022	44.6%	$33,188	50.0%	$45,605	52.8%
Americas (non-U.S.)	5,732	11.6	3,564	5.4	3,185	3.7
EMEA	14,311	29.0	18,004	27.1	21,600	25
Asia Pacific	7,330	14.8	11,608	17.5	16,015	18.5
Total revenues	$49,395	100.0%	$66,364	100.0%	$86,405	100.0%

Cost of Revenues and Gross Profit

Cost of revenues consists primarily of payments to the third-party contract manufacturers who assemble our systems and who are responsible for ordering most of the components for those systems. Cost of revenues also includes components for our systems for which we are responsible, such as print heads, as well as raw materials for ink and other consumables.  Cost of revenues includes personnel expenses, such as operation and supply chain employees, and related overhead for the manufacturing of our systems, as well as expenses for service personnel involved in the installation and support of our systems and overhead for the manufacturing process of ink and other consumables. We expect cost of revenues to increase in absolute dollars due to increased revenues, but remain relatively constant or decrease as a percentage of total revenues, as we continue to improve our manufacturing processes and supply chain and as the costs related to our service infrastructure, which have a fixed component, are leveraged across a larger installed base.

Gross profit is revenues less cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. Our gross margin has historically fluctuated from period to period as a result of changes in the mix of the systems that we sell and the amount of revenues that we derive from ink and other consumables versus systems. In general, we generate higher gross margins from our high throughput systems compared to entry level systems. In addition, customers that purchase our high throughput systems generally use larger quantities of ink and other consumables, which generate higher margins than sales of systems.

We currently provide maintenance and support for all of our systems sold in the United States even if the sale is made through a distributor. We are seeking to increase the number of customers that rely on us to provide maintenance and support for their systems by expanding our maintenance and support capabilities. In addition to driving gross margin improvement, we believe this will provide an opportunity for direct contact with customers with the goal of reducing system down-time, educating customers about optimal use of our systems to drive increased utilization, expanding the variety of print applications and increasing sales of post-warranty service contracts and other professional application development services. Our service operations have not been profitable on a standalone basis. In the future, we will seek to generate greater revenues from our service offering, and thereby leverage the fixed cost component associated with it, by increasing sales of post-warranty service contracts, selling upgrade kits and providing other professional services.

Operating Expenses

Our operating expenses are classified into three categories: research and development expenses, sales and marketing expenses, and general and administrative expenses. For each category, the largest component is generally personnel costs, consisting of salaries and related personnel expenses, including share-based compensation expenses. Operating expenses also include allocated overhead costs for facilities, including rent payments under our facility leases. We expect personnel and allocated costs to continue to increase at a controlled pace as we hire new employees to support growth of our business. In the long term, we expect operating expenses to decrease as a percentage of revenues.

Research and Development Expenses. The largest component of our research and development expenses is salaries and related personnel expenses for our research and development employees. Research and development expenses also include purchases of laboratory supplies; expenses related to beta testing of our systems; and allocated overhead costs for facilities, including rent payments under our facilities leases. We record all research and development expenses as they are incurred. We expect research and development expenses to increase in absolute terms as we continue to hire additional engineers and chemists and establish beta sites for our Vulcan DTG printing system and additional systems that we develop. Our current research and development efforts are primarily focused on completing the development of our Vulcan printing system, and enhancing our current DTG systems with new features and functionality, improving system reliability and uptime and improving our solution user experience. We are also investing in the development of new ink formulas for our new systems and in order to expand the range of fabrics on which we can print and further improve color quality of our high resolution images and designs.

Sales and Marketing Expenses. The largest component of our sales and marketing expenses is salaries and related personnel expenses for our marketing, sales and other sales-support employees. Sales and marketing expenses also include advertising and promotions, including trade shows, distributor open houses, and media advertising; sales-based commissions; and allocated overhead costs for facilities, including rent payments under our facilities leases. We market our solutions using a combination of internal marketing professionals and our network of channel partners. We expect sales and marketing expenses to continue to increase in absolute terms in the near term as we add sales and marketing personnel including as a part of our expansion to new territories and strengthen relationships with our distributors.

General and Administrative Expenses. The largest component of our general and administrative expenses is salaries and related personnel expenses for our executive officers, financial staff, information technology staff, and human resources staff. General and administrative costs also include fees for accounting and legal services and allocated overhead costs for facilities, including rent payments under our facilities leases. We expect our general and administrative expenses to increase in absolute terms in the near term as a result of our being a publicly traded company.

Finance Expenses, Net

Finance expenses, net consists of foreign currency exchange gains or losses and, to a lesser extent, interest income. Foreign currency exchange changes reflect gains or losses related to changes in the value of our non-U.S. dollar denominated financial assets, primarily cash and cash equivalents, and trade payables and receivables. As of December 31, 2015, we did not have any indebtedness for borrowed amounts. Interest income consists of interest earned on our cash, cash equivalents, short-term bank deposits and marketable securities, offset by amortization of premium on marketable securities. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period.

Taxes on Income

The standard corporate tax rate in Israel was 25.0% in 2013, 26.5% in 2014 and 2015 and is currently set at 25.0% for 2016 and thereafter. At the parent company level, a small amount of the taxable income of Kornit Digital was taxed prior to 2014 at the 25.0% rate.  However, as discussed in greater detail below under “Taxation and Israeli Government Programs Applicable To Our Company — Israeli Tax Considerations and Government Programs,” we and our wholly-owned Israeli subsidiary Kornit Technologies, are entitled to various tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law. As a result of these benefits, referred to as “benefited enterprise” and “preferred enterprise” status, prior to 2014, substantially all of the income that we generated was exempt from income tax resulting in an overall effective tax rate, on a blended basis, of approximately 5%. Although Kornit Technologies had (and continues to have) net operating loss carryforwards, prior to 2014 we were unable to apply them to offset the amount of Israeli taxable income that we generated. As a result, we were subject to taxes on our taxable income at the parent company level.

Starting from January 1, 2014, we consolidate the results of our Israeli operations for tax purposes such that future net operating loss carryforwards of Kornit Technologies can be used to offset Israeli taxable income from us. Kornit Technologies currently generates sufficient net operating loss carryforwards to offset the taxable income of the parent. Accordingly, we were not subject to income tax in Israel in 2014 or 2015 and our effective tax rate was the blended rate of our Israeli tax and those of our non-Israeli subsidiaries in their respective jurisdictions of organization.

Under the Investment Law and other Israeli legislation, we are entitled to certain additional tax benefits, including accelerated depreciation and amortization rates for tax purposes on certain assets, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

Comparison of Period to Period Results of Operations

	Year Ended December 31,
	2013	2014	2015
	(in thousands)
Revenues	$49,395	$66,364	$86,405
Cost of revenues	27,953	37,187	45,820
Gross profit	21,442	29,177	40,585
Operating expenses:
Research and development	7,443	9,475	11,950
Sales and marketing	7,734	10,616	13,367
General and administrative	3,278	5,266	9,500
Total operating expenses	18,455	25,357	34,817
Operating income	2,987	3,820	5,768
Finance expenses, net	460	15	334
Income before taxes on income	2,527	3,805	5,434
Taxes on income	1,393	782	709
Net income	$1,134	$3,023	$4,725

	Year Ended December 31,
	2013	2014	2015
	(as a % of revenues)
Revenues	100.0%	100.0%	100.0%
Cost of revenues	56.6	56.0	53.0
Gross profit	43.4	44.0	47.0
Operating expenses:
Research and development	15.1	14.3	13.8
Sales and marketing	15.7	16.0	15.5
General and administrative	6.6	7.9	11.0
Total operating expenses	37.4	38.2	40.3
Operating income	6.0	5.8	6.7
Finance expenses, net	0.9	0.0	0.4
Income before taxes on income	5.1	5.8	6.3
Taxes on income	2.8	1.2	0.8
Net income	2.3%	4.6%	5.5%

Comparison of the Years Ended December 31, 2014 and 2015

Revenues

Revenues increased by $20.0 million, or 30.2%, to $86.4 million in 2015 from $66.4 million in 2014. The growth in revenues resulted from a 27.5% increase in system and services revenues to $51.8 million in 2015 from $40.6 million in 2014 and a 34.4% increase in sales of ink and other consumables to $34.6 million in 2015 from $25.8 million in 2014. The $11.2 million growth in system and services revenues was attributable to the initial sales of our Allegro system and a change in the mix of systems sold, specifically sales of more high throughput systems in this period, which sell for higher average selling prices than our entry level systems. We believe that the increase in sales of high throughput systems was a result of focusing our marketing efforts on high throughput systems and the growing maturity of the web-to-print business model facilitated by high throughput systems. The $8.9 million increase in ink and other consumables revenues was due to higher sales volumes of ink and other consumables and our larger installed base. The absolute and percentage increase in ink and other consumables revenues in 2015 compared to 2014 was higher than in 2014 compared to 2013 because of the increase in install base of high throughput and R2R systems in 2015, which drives higher consumption of our ink and other consumables.

Cost of Revenues and Gross Profit

Cost of revenues increased by $8.6 million, or 23.2%, to $45.8 million in 2015 from $37.2 million in 2014. Gross profit increased by $11.4 million, or 39.1%, to $40.6 million in 2015, as compared to $29.2 million in 2014. Gross margin was 47.0% in 2015 compared to 44.0% in 2014. The increase in gross margin is related to an increase in systems and services gross margin which resulted from an increase in sales of higher margin high throughput systems, economies of scale and increase in sales of service contracts. Ink and consumables gross margin remained flat from 2014 to 2015.

Operating Expenses

	Year Ended December 31,
	2014		2015		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
			($ in thousands)
Operating expenses:
Research and development	$9,475	14.3%	$11,950	13.8	2,475	26.1%
Sales and marketing	10,616	16.0	13,367	15.5	2,751	25.9
General and administrative	5,266	7.9	9,500	11.0	4,234	80.4
Total operating expenses	$25,357	38.2%	$34,817	40.3	9,460	37.3%

Research and Development. Research and development expenses increased by 26.1% in 2015 compared to 2014. This resulted primarily from an increase of $2.0 million in salaries and related personnel expenses and share based compensation due to the hiring of additional personnel reflecting an increase in headcount, which contributed to the accelerated development of the Vulcan and other pipeline products compared to the previous year. This was offset by a decrease in consulting costs of $0.3 million and an increase of $0.3 million in facilities costs allocated to research and development in connection with the expansion of our headquarters in Rosh Ha'Ayin, Israel. As a percentage of total revenues, our research and development expenses slightly decreased during this period, from 14.3% in 2014 to 13.8% in 2015.

Sales and Marketing. Sales and marketing expenses increased by 25.9% in 2015 compared to 2014. This increase was primarily due to an increase of $1.7 million in salaries and related personnel expenses and share based compensation expenses due to the hiring of sales and marketing personnel in 2015 reflecting an increase in headcount compared to the previous year and an increase of $0.5 million in marketing activities, including trade shows and online marketing activities. As a percentage of total revenues, our sales and marketing expenses slightly decreased during this period, from 16.0% in 2014 to 15.5% in 2015.

General and Administrative. General and administrative expenses increased by 80.4% in 2015 compared to 2014. This resulted primarily from an increase of $1.7 million in salaries and related personnel expenses and share based compensation due to the hiring of additional personnel reflecting an increase in headcount compared to the previous year and management changes at the end of 2014 and an increase of $0.8 million in expenses of consultants, including accountants and counsel as a result of our becoming a publicly-traded company during 2015. In addition, an increase of $0.8 million in general and administrative expenses resulted from a one-time payment to Fortissimo Capital, our principal shareholder, in connection with the termination of our management services agreement with them. As a percentage of total revenues, our general and administrative expenses increased from 7.9% in 2014 to 11% in 2015.

Finance Expenses, Net

Finance expenses, net increased from net expenses of $15,000 in 2014 to $0.3 million in 2015. This increase in expenses resulted primarily from the effects of exchange rates on our non-dollar denominated financial assets, specifically the exchange rate of the U.S. dollar to the NIS offset by accrued interest of our cash investments and marketable securities.

Taxes on Income

Taxes on income decreased from $0.8 million in 2014 to $0.7 million in 2015. Our effective tax rate was 13.0% for 2015 compared to 20.6% for 2014. Starting in 2014, we consolidated Kornit Technologies for tax purposes, which resulted in significantly lower taxable income and, as such, a correspondingly lower effective tax rate.

Comparison of the Years Ended December 31, 2013 and 2014

Revenues

Revenues increased by $17.0 million, or 34.4%, to $66.4 million in 2014 from $49.4 million in 2013. Most of the growth in revenues resulted from a 45.5% increase in system and services revenues to $40.6 million in 2014 from $27.9 million in 2013. The growth in revenues also resulted from a 20.0% increase in sales of ink and other consumables to $25.8 million in 2014 from $21.5 million in 2013. The substantial majority of the $12.7 million growth in system and services revenues was attributable to a change in the mix of systems sold, specifically sales of more high throughput systems in this period, which sell for higher average selling prices than our entry level systems. We believe that the increase in sales of high throughput systems was a result of our coordinated marketing efforts following the introduction of a more advanced high throughput system in mid-2013, positive reception of these products and the growing maturity of the web-to-print business model facilitated by high throughput systems. The $4.3 million increase in ink and other consumables revenues was due to higher sales volumes of ink and other consumables. The absolute and percentage increase in ink and other consumables revenues in 2014 compared to 2013 was smaller than in 2013 compared to 2012 because systems sales were lower in 2013 and accordingly drove a smaller increase in sales of ink and other consumables in 2014.

Cost of Revenues and Gross Profit

Cost of revenues increased by $9.2 million, or 32.9%, to $37.2 million in 2014 from $28.0 million in 2013. Gross profit increased by $7.8 million, or 36.4%, to $29.2 million in 2014, as compared to $21.4 million in 2013. Gross margin was 44.0% in 2014 compared to 43.4% in 2013. The increase in gross margin is related to an increase in systems gross margin partially offset by a decrease in gross margin from ink and other consumables in each case compared to the prior year. The increase in system gross margin resulted from an increase in sales of higher margin high throughput systems while the decrease in ink and other consumables gross margin resulted mainly from higher costs of revenues related to increased rent expense due to the expansion of the facility where we manufacture our ink and other consumables and increased headcount expense relating to increased production of ink and other consumables.

Operating Expenses

	Year Ended December 31,
	2013		2014		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
			($ in thousands)
Operating expenses:
Research and development	$7,443	15.1%	$9,475	14.3%	$2,032	27.3%
Sales and marketing	7,734	15.7	10,616	16.0	2,882	37.3
General and administrative	3,278	6.6	5,266	7.9	1,988	60.6
Total operating expenses	$18,455	37.4%	$25,357	38.2%	$6,902	37.4%

Research and Development. Research and development expenses increased by 27.3% in 2014 compared to 2013. This resulted primarily from an increase of $1.3 million in salaries and related personnel expenses due to the hiring of additional personnel. This increase related primarily to an increase in expenses relating to development of our new Vulcan system for the DTG market. As a percentage of total revenues, our research and development expenses slightly decreased in 2014 compared to 2013.

Sales and Marketing. Sales and marketing expenses increased by 37.3% in 2014 compared to 2013. This increase was primarily due to an increase of $1.8 million in salaries and related personnel expenses due to the hiring of sales and marketing personnel in 2014, an increase of $0.3 million in marketing activities, including trade shows and online marketing activities. As a percentage of total revenues, our sales and marketing expenses rose slightly during this period, from 15.7% in 2013 to 16.0% in 2014. This increase reflects our strategy of continuing to increase our presence in new markets in which we operate and creating increased market awareness of our company from intensified marketing efforts.

General and Administrative. General and administrative expenses increased by 60.6% in 2014 compared to 2013. This resulted primarily from an increase of $1.3 million in salaries and related personnel expenses due to the hiring of additional personnel reflecting an increase in headcount compared to the previous year and management changes. As a percentage of our total revenues in those years, such expenses increased, from 6.6% in 2013 to 7.9% in 2014 reflecting the expansion of our management team.

Finance Expenses, Net

Finance expenses, net decreased from $460,000 in 2013 to $15,000 in 2014. This decrease resulted primarily from the effects of exchange rates on our non-dollar denominated financial assets, specifically the exchange rate of the U.S. dollar to the NIS.

Taxes on Income

Taxes on income decreased from $1.4 million in 2013 to $0.8 million in 2014. Our effective tax rate was 20.6% for 2014 compared to 55.1% for 2013. Our tax rate in 2013 reflected a full valuation allowance applied against the current loss for tax purposes incurred by our Israeli subsidiary, Kornit Technologies, which was not consolidated for tax purposes with our parent entity, Kornit Digital, which generates taxable income. Starting in 2014, we have consolidated Kornit Technologies for tax purposes resulting in significantly lower taxable income and a correspondingly lower effective tax rate.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). These accounting principles are more fully described in note 2 to our consolidated financial statements included elsewhere in this annual report and require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

We believe that the following significant accounting policies are the basis for the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We generate revenues from the sale of our systems, ink and other consumables and value added services. We generate revenues from sale of our solutions directly to customers and indirectly through independent distributors. We recognize revenue when (1) persuasive evidence of a final agreement exists, (2) delivery has occurred or services have been rendered, (3) the selling price is fixed or determinable, and (4) collectability is reasonably assured. In respect of sale of products, installation of our systems and training, we consider the element in the arrangement to be a single unit of accounting. In accordance with ASC 605, we have concluded that our arrangements are generally consistent with the indicators suggesting that installation and training are essential to the functionality of our systems.

When an independent distributor is responsible for installation of our systems at customer sites, revenues from sales to the independent distributor are generally recognized upon shipment and when title and risk of loss have been transferred to the independent distributor. We account for such sales on a net basis since we are not the primary obligor in the arrangement. Products and services sold directly by us to customers are recognized based on the gross amount as we are the primary obligor in the arrangement, retain inventory risk for physical products, establish the price for our products, and assume the credit risk for amounts billed to its customers.

Revenues from ink and other consumable products are generally recognized upon shipment assuming all other revenue recognition criteria have been met.

In cases in which old systems are traded in as part of sales of new printers, the fair value of the old printer is recorded as inventory, provided that such value can be determined.

Our systems include a one-year warranty. After the initial warranty period, we offer customers optional extended warranty contracts ranging generally from one to three years. Revenues from extended warranties are recognized ratably, on a straight-line basis, over the period of the service. Unearned revenues are derived mainly from these prepaid agreements. We classify the portion of unearned revenue not expected to be earned in the subsequent 12 months as long-term.

We assess collectability as part of the revenue recognition process. This assessment includes a number of factors such as an evaluation of the creditworthiness of the customer, past due amounts, past payment history, and current economic conditions. If it is determined that collectability cannot be reasonably assured, we defer recognition of revenue until collectability is assured.

Inventories

Inventories are measured at the lower of cost or market value. Cost is computed using weighted average cost, on a first-in, first-out basis. Inventory costs consist of material, direct labor and overhead. We periodically assess inventory for obsolescence and excess and reduce the carrying value by an amount equal to the difference between its cost and the estimated market value based on assumptions about future demand and historical sales patterns.

As of December 31, 2015, we had $15.8 million of inventory of which $8.7 million consisted of raw materials and components and $7.1 million consisted of completed systems, ink and other consumables. We recorded inventory write-offs in a total amount of $0.4 million, $0.3 million and $0.8 million for the years ended December 31, 2013, 2014 and 2015, respectively.

Share-Based Compensation

Under U.S. GAAP, we account for share-based compensation for employees in accordance with the provisions of the FASB’s ASC Topic 718 “Compensation—Stock Based Compensation,” or ASC 718, which requires us to measure the cost of options based on the fair value of the award on the grant date.

We selected the binomial option pricing model as the most appropriate method for determining the estimated fair value of options. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the consolidated financial statements based on the department to which the related employee reports.

Taxes

We are subject to income taxes principally in Israel and the United States. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. We recognize income taxes under the liability method. Tax benefits are recognized from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves when facts and circumstances change, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effects of any reserves that are considered appropriate, as well as the related net interest and penalties.

We recognize deferred tax assets and liabilities for future tax consequences arising from differences between the carrying amounts of existing assets and liabilities under U.S. GAAP and their respective tax bases, and for net operating loss carryforwards and tax credit carryforwards. We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. To make this judgment, we must make predictions of the amount and category of taxable income from various sources and weigh all available positive and negative evidence about these possible sources of taxable income.

While we believe the resulting tax balances as of December 31, 2013, 2014 and 2015 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. We have filed or are in the process of filing local and foreign tax returns that may be audited by the respective tax authorities. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement; however, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statute of limitations on potential assessments expire.

Warranty costs

We typically grant a one-year warranty on our systems and record a provision for warranty at the time the product’s revenue is recognized. We estimate the liability of possible warranty claims based on our historical experience. We estimate the costs that may be incurred under our warranty arrangements and record a liability in the amount of such costs at the time product revenue is recognized. We periodically assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

Marketable Securities

Marketable securities consist are currently debt securities. We determine the appropriate classification of marketable securities at the time of purchase and re-evaluate such designation at each balance sheet date. In accordance with FASB ASC No. 320, “Investment Debt and Equity Securities,” we classify marketable securities as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of marketable securities, as determined on a specific identification basis, are included in financial income, net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in financial income, net.

We recognize an impairment charge when a decline in the fair value of our investments in debt securities below the cost basis of such securities is judged to be other-than-temporary. The determination of credit losses requires significant judgment and actual results may be materially different from our estimates. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the ability of the issuer to meet payment obligations, the potential recovery period and our intent to sell, including whether it is more likely than not that we will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in the statement of operations and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income (loss).

During the year ended December 31, 2015, no other-than temporary impairment were recorded related to our marketable securities.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued guidance related to revenue from contracts with customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period; although early adoption is permitted for annual reporting periods beginning after December 15, 2016. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17) “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.” ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. We have early adopted this standard in the fourth quarter of 2015 on a retrospective basis. Prior years have been retrospectively adjusted.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which will replace the existing guidance in ASC 840, “Leases.” The updated standard aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. This ASU is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods; early adoption is permitted and modified retrospective application is required. We are in the process of evaluating this guidance to determine the impact it will have on our financial statements.

Taxation and Israeli Government Programs Applicable To Our Company

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. As of 2016, the corporate tax rate is 25% (in 2014 and 2015, the corporate tax rate was 26.5%). However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Benefited Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, which was incorporated in Israel and of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following tax benefits, among others, are available to Industrial Companies:

●	deduction of the cost of purchased know-how, patents and rights to use a patent and know-how which are used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;

●	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies controlled by it; and

●	expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

The Investment Law was significantly amended effective April 1, 2005, or the 2005 Amendment, and further amended as of January 1, 2011, or the 2011 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. We have examined the possible effect of these provisions of the 2011 Amendment on our financial statements and have decided not to opt to apply the new benefits under the 2011 Amendment for our company, and for our Israeli subsidiary we elected to apply the benefit under the 2011 Amendment.

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise.

An enterprise that qualifies under the new provisions is referred to as a “Benefited Enterprise.” The 2005 Amendment provides that Approved Enterprise status will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits track. Instead, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the amendment. A company that has a Benefited Enterprise may, at its discretion, approach the Israel Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further be increased in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions set forth in the amendment for tax benefits, including exceeding a minimum investment amount specified in the Investment Law. Such investment entitles a company to receive a “Benefited Enterprise” status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company requested to have the tax benefits apply to its Benefited Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Benefited Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. The benefits period is limited to 12 or 14 years from the year the company first chose to have the tax benefits apply, depending on the location of the company.

A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The reduced rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty. In the case of a Foreign Investors’ Company, the 12-year limitation on reduced withholding tax on dividends does not apply.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

We currently have Benefited Enterprise programs under the Investments Law, which, we believe, entitle us to a tax exemption for undistributed income and a reduced tax rate. The benefits period for our company began in 2010. Our company is expected to enjoy these tax benefits until 2019. Our subsidiary Kornit Technologies is subject to the 2011 Amendment (as described below) and thus the tax benefits will not be subject to time limitations.

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate flat tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate reduced to 12.5% and 7%, respectively, in 2013 and increased to 16% and 9% in 2014 and thereafter.

As of 2015, dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if subsequently distributed to individuals or a non-Israeli company, withholding of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which chose to receive grants and certain tax benefits before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which had participated in an alternative benefits track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

B.	Liquidity and Capital Resources

As of December 31, 2015, we had approximately $18.5 million in cash and cash equivalents, $22.0 million in short term bank deposits and $33.7 million in marketable securities totaling $74.2 million. We fund our operations with cash generated from operating activities and cash raised during the IPO. In the past, we have also raised capital through the sale of equity securities to investors in private placements.

Our cash requirements have principally been for working capital and, to a lesser extent, capital expenditures. Our working capital requirements reflect the growth in our business. Historically, we have funded our working capital (primarily inventory) and capital expenditures from cash flows provided by our operating activities, investments in our equity securities and cash and cash equivalents on hand. Our capital expenditures relate primarily to our manufacturing facility for our ink and other consumables in Kiryat Gat, Israel, as well as investment in our research and development labs in Rosh Ha’ayin, Israel. In addition to investments in those facilities, our capital investments have included improvements and expansion of our distribution and corporate facilities to support our growth and investment and improvements in our information technology.

The most significant elements of our working capital requirements are for inventory, accounts receivable and trade payables. We partially fund the procurement of the components of our systems that are assembled by our third-party manufacturers. Due to the growth in our business, our inventory strategy has included increasing inventory levels to meet anticipated customer demand for our solutions. This includes maintaining an inventory of systems and inks and other consumables at levels that we expect to sell during the successive months. Our accounts receivable significantly increased due to the growth in our business and preferred payment terms we are providing our customers. Our trade payables also increased due to the growth in our business.

As of December 31, 2015, we had three lines of credit with Israeli banks for total borrowings of up to $5.0 million, all of which was undrawn as of December 31, 2015. These lines of credit are unsecured and available subject to our maintenance of a 30% ratio of total shareholders' equity to total assets. Interest rates across our credit lines varied from 1.95% to 2.3% as of December 31, 2015. Any borrowings under our credit lines would become repayable if Fortissimo Capital ceases to be our controlling shareholder (which for this purpose generally requires Fortissimo Capital to continue to hold 25% of our outstanding ordinary shares).

Based on our current business plans, we believe that our cash flows from operating activities and our existing cash resources will be sufficient to fund our projected cash requirements for at least the next 12 months without drawing on our lines of credit or using significant amounts of the net proceeds from our initial public offering. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the expansion of infrastructure, including at our headquarters in Rosh Ha’Ayin, Israel, the timing and extent of spending to support product development efforts, the timing of introductions of new solutions and the continuing market acceptance of our solutions as well as other business development efforts.

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2013	2014	2015
	(in thousands)
Net cash provided by (used in) operating activities	$2,738	$(337)	$(2,210)
Net cash provided by (used in) investing activities	(2,103)	738	(58,571)
Net cash provided by (used in) financing activities	—	(655)	74,601

Net Cash Provided by (Used in) Operating Activities

Year Ended December 31, 2015

Net cash used in operating activities in the year ended December 31, 2015 was $2.2 million.

Net cash used in operating activities consisted of net income of $4.6 million and an increase of approximately $4.6 million in inventory from the year ended December 31, 2014 to the year ended December 31, 2015. This was primarily due to our strategy of increasing inventory levels to meet anticipated customer demand for our solutions.

During the same period, we experienced an increase of $7.0 million in trade payables due to growth of our business and more favorable payment terms from our suppliers. In addition, trade receivables increased by $13.1 million due primarily to the growth of our business and better payment terms to our customers. Our days sales’ outstanding, or DSO, for the year ended December 31, 2015 was 95 compared to 54 for the year ended December 31, 2014 as a result of such better payment terms to our customers.

Year Ended December 31, 2014

Net cash used in operating activities in 2014 was $0.3 million.

Net cash used in operating activities consisted of a net income of $3.0 million and a decrease of approximately $1.6 million in trade payables from the year ended December 31, 2013 to the year ended December 31, 2014. This was primarily due to the mix of products sold in 2014, which led to a shift of production to a third-party manufacturer with shorter payment terms as well as obtaining components from suppliers with shorter payment terms.

During the same period, we experienced an increase of $4.4 million in trade receivables due to the growth in our business. Our DSO, for the year ended December 31, 2014 was 54 compared to 42 for the year ended December 31, 2013. Our relatively low DSO was primarily attributable to the payment terms that apply to our customers for systems, as a large portion of our cash received for systems includes payments made before the systems are shipped. Since we have not historically experienced any material challenges with collections, changes in accounts receivable generally reflect activity in the final month of a given fiscal quarter or fiscal year. The net increases in accounts receivable balances in the year ended December 31, 2014 reflected the increased activity in the fourth quarter of that year compared to the previous year.

Our operating cash flows to fund the above activities were driven by our net income of $3.0 million (adjusted upward to reflect $2.2 million of non-cash expenses).

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $58.9 million for the year ended December 31, 2015, which was primarily attributable to our investment in short term bank deposits and marketable securities. Net cash provided by investing activities was $0.7 million for the year ended December 31, 2014, which was primarily attributable to proceeds from short term bank deposits offset by our investment in property and equipment.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $74.6 million for the year ended December 31, 2015, which was primarily attributable to our IPO. Net cash used in financing activities was $0.7 million for the year ended December 31, 2014, which was attributable to the payment of deferred issuance costs.

C.	Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last three years pursuant to those programs, please see “ITEM 4.B Business Overview—Research and Development.”

D.	Trend Information

Our results of operations and financial condition may be affected by various trends and factors discussed in “ITEM 3.D Risk Factors,” including “If the market for digital textile printing does not develop as we anticipate, our sales may not grow as quickly as expected and our share price could decline.” and “ITEM 4.B Business Overview—Industry Overview,” changes in political, military or economic conditions in Israel and in the Middle East, general slowing of local or global economies and decreased economic activity in one or more of our target markets.

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.	Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2015 are summarized in the following table:

	Payments Due by Period
	Total	2016	2017	2018	2019	2020	2021 and after
Operating lease obligations (1)	$8,318	$1,725	$1,929	$1,560	$1,377	$1,377	$350
Uncertain tax positions (2)	1,074
Purchase commitments (3)	12,441	12,441
Severance payment (4)	1,839
Total	$23,672	$14,166	$1,929	$1,560	$1,377	$1,377	$350

(1)	Operating lease obligations consist of our contractual rental expenses under operating leases of facilities and vehicles.

(2)	Consists of accruals for certain income tax positions under ASC 740 that are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 12(h) to our consolidated financial statements included in ITEM 18 of this annual report for further information regarding our liability under ASC 740. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount.

(3)	Consists of commitments to purchase inventory through the end of 2016.

(4)	Severance payments of $1.84 million are payable only upon termination, retirement or death of our employees. Of this amount, $0.7 million is unfunded as of December 31, 2015. Since we are unable to reasonably estimate the timing of settlement, the timing of such payments is not specified in the table. See also Note 2(v) to our consolidated financial statements appearing included in “ITEM 18 Financial Statements” of this annual report.

ITEM 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this annual report:

Name	Age	Position
Executive Officers
Gabi Seligsohn	49	Chief Executive Officer and Director
Ofer Ben-Zur	51	President, Chief Technology Officer and Director
Guy Avidan	53	Chief Financial Officer
Sarel Ashkenazy	43	Executive Vice President of Sales
Ofer Sandelson	62	Chief Operating Officer
Guy Zimmerman	48	Vice President of Marketing & Business Development
Oded Kraft	45	Vice President of Products

Directors
Yuval Cohen	53	Chairman of the Board of Directors
Eli Blatt	53	Director
Lauri Hanover (1)(2)(3)(4)	56	Director
Marc Lesnick	49	Director
Alon Lumbroso	59	Director
Jerry Mandel (1)(2)(3)(4)	51	Director
Dov Ofer (1) (2)(3)	62	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Independent director under the NASDAQ Stock Market rules.

(4)	External director under the Companies Law.

Executive Officers

Gabi Seligsohn has served as a member of our board of directors since March 2015 and has served as our Chief Executive Officer since April 2014. From August 2006 until August 2013, Mr. Seligsohn served as the President and Chief Executive Officer of Nova Measuring Instruments Ltd.,or Nova (NASDAQ: NVMI), a designer, developer and producer of optical metrology solutions. From 1998 until 2006, Mr. Seligsohn served in several key positions in Nova, including Executive Vice President of the Global Business Management Group from August 2005 to August 2006. From August 2002 until August 2005, he served as President of Nova’s U.S. subsidiary, Nova Measuring Instruments Inc. Additionally, prior to August 2002, Mr. Seligsohn was Vice President Strategic Business Development of Nova Measuring Instruments Inc. where he established Nova’s OEM group and managed the Applied Materials and Lam Research accounts between 2000 and 2002. From 1998 until 2000, he served as Global Strategic Account Manager for Nova’s five leading customers. Mr. Seligsohn joined Nova after serving two years as Sales Manager for key financial accounts at Digital Equipment Corporation. Currently, Mr. Seligsohn serves as a director of DSP Group Inc. (NASDAQ: DSPG). In 2010, he was voted Chief Executive Officer of the year by the Israeli Institute of Management for hi-tech industries in the large company category. He holds an LL.B. from the University of Reading in Reading, England.

Ofer Ben-Zur is a co-founder of our company and has served as our President and Chief Technology Officer since April 2014 and a director since 2002. From 2002 to April 2014, Mr. Ben-Zur served as our Chief Executive Officer, as well as the manager of our department of research and development. Prior to establishing our company, Mr. Ben-Zur worked as a consultant for several companies in the inkjet and semi-conductor industries. From March 1998 until November 1999, Mr. Ben-Zur led a development team at Idanit – Scitex, a world leader in wide format printers. From 1993 to 1998, he worked as a mechanical development engineer at Applied-Materials (NASDAQ: AMAT). Mr. Ben-Zur holds a B.Sc. in Mechanical Engineering from the Technion – Israel Institute of Technology in Israel, an M.Sc. in Mechanical Engineering from Tel Aviv University in Israel, and an M.B.A. from Bradford University in England.

Guy Avidan has served as our Chief Financial Officer since November 2014. From July 2010 until November 2014, Mr. Avidan served as Vice President of Finance and Chief Financial Officer of AudioCodes Ltd., or AudioCodes (NASDAQ: AUDC). Prior to joining AudioCodes, Mr. Avidan served for 15 years in various managerial positions, including Co-President, at MRV Communications Inc. (NASDAQ: MRVC), a global provider of optical communications network infrastructure equipment and services. While at MRV Communications, he served as Chief Financial Officer between 2007 and 2009, Vice President and General Manager of MRV International from 2001 to 2007. From 1992 to 1995, Mr. Avidan served as Vice President of Finance and Chief Financial Officer of Ace North Hills, which was acquired by MRV Communications. Mr. Avidan is a CPA in Israel and holds a B.A. in Economics and Accounting from Haifa University in Israel.

Sarel Ashkenazy has served as our Executive Vice President of Sales since April 2014. From August 2004 to April 2014, Mr. Ashkenazy was our Manager of Business Development and Marketing and responsible for sales and marketing, as well as establishing and expanding our distributor network and business development. From 1999 until 2003, prior to joining our company, Mr. Ashkenazy served as Marketing Director for Image ID, a provider of Automatic Identification and Data Capture (AIDC) solutions based on imaging technology and sophisticated algorithms. Mr. Ashkenazy holds a B.B. degree in Business Management and Economics from the College of Management in Israel.

Ofer Sandelson has served as our Chief Operating Officer since July 2013. Prior to joining our company, Mr. Sandelson served as Chief Executive Officer of RVB Holdings Ltd. (“RVB”), a Cleantech technology company. From 2010 to 2011, Mr. Sandelson served as the Chief Executive Officer of BrightView Systems Ltd., provider of a Thin Film Solar defect detection system. From 2008 to 2010, Mr. Sandelson served as Managing Director at Aurum Ventures, where he led the private fund’s Cleantech investments. Prior to joining Aurum Ventures, Mr. Sandelson held executive management positions, including Chief Executive Officer and President of CogniTens in Israel, Chief Executive Officer of both Lifewatch Inc. and Instromedix, medical devices companies in the United States and affiliates of Card Guard AG. Prior to serving in these roles, Mr. Sandelson spent 14 years as a senior executive with Orbotech (NASDAQ: ORBK), where he served in several positions, including Executive VP and Co-President of the PCB Division, as well as Corporate VP Operations and VP Customer Support. Mr. Sandelson studied Physics and Chemistry at Dawson College in Montreal, Canada.

Guy Zimmerman has served as our Vice President of Marketing and Business Development since April 2013. From 2010 to April 2013, Mr. Zimmerman served as VP of Global Sales and Business Development at Tefron Ltd., a provider of seamless garment technology, where he led the sales and sales support organization serving global retail and fashion brands. From 2008 to 2010, he served as Vice President of Strategy and Business Development at Tnuva Group, Israel’s largest food manufacturer. Prior to joining Tnuva Group, Mr. Zimmerman spent eight years at McKinsey & Company from 2000 to 2008, where he specialized in retail and consumer goods, leaving as an Associate Partner. From 1997 to 2000, Mr. Zimmerman led a software startup in the field of operational healthcare management systems. Mr. Zimmerman holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel.

Oded Kraft has served as our Vice President of Products since September 2014. From January 2013 to April 2014, Mr. Kraft managed a portfolio of several businesses within the Diabetes Care Division of Roche in Germany. From 2008 to December 2012, he was the Vice President of Products at Medingo, a medical devices company, which was acquired by Roche GmbH in 2010. From 2001 to 2008, Mr. Kraft worked at GE Healthcare Nuclear Medicine division, serving as a Global Segment Leader from 2005 to 2008 and System Architect from 2002 to 2005. Mr. Kraft served in the Israel Defense Forces in an intelligence technology unit for seven years, finishing with the rank of captain and serving part of the time in the United States with a U.S. defense contractor. Mr. Kraft holds a B.Sc. in Electrical Engineering and M.B.A. from Technion-Israel Institute of Technology in Israel.

Directors

Yuval Cohen has served as the Chairman of our board of directors since August 2011. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in 2004 and our controlling shareholder. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, or JVP, an Israeli-based venture capital fund, where he led investments in, and served on the boards of directors of, several portfolio companies. Prior to joining JVP, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (NASDAQ: DSPG), and Intel Corporation (NASDAQ: INTC). Currently, Mr. Cohen serves as a director of Wix.com Ltd. (NASDAQ: WIX) and previously served as the chairman of the board of directors of SodaStream International Ltd. (NASDAQ: SODA). He also serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Harvard Business School in Massachusetts.

Eli Blatt has served as a member of our board of directors since August 2011. Mr. Blatt joined Fortissimo Capital in 2004. From March 1999 to May 2004, Mr. Blatt worked at Noosh, Inc., a provider of cloud-based integrated project and procurement solutions, serving as its Chief Financial Officer from 2002 to 2004 and Vice President of Operations from 1999 to 2002. From 1997 to 1999, Mr. Blatt served as Director of Operations for CheckPoint Software Technologies Inc. (NASDAQ: CHKP), an internet security company. Currently, Mr. Blatt serves on the board of directors of RadView Software Ltd. (NASDAQ: RDVW) and several privately held portfolio companies of Fortissimo Capital. Mr. Blatt holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Indiana University in Indiana.

Lauri Hanover has served as a member of our board of directors since March 2015 and a an external director under the Companies Law, the chairperson of the audit committee and a member of our compensation committee. Ms. Hanover has served as the Chief Financial Officer of Netafim Ltd., a global leader in smart irrigation systems, since August 2013. From 2009 to 2013, she served as Chief Financial Officer and Executive Vice President of the Tnuva Group, Israel’s largest food manufacturer. From 2008 to 2009, Ms. Hanover served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From 2004 to 2007, she served as Chief Financial Officer and Senior Vice President of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2000 to 2004, Ms. Hanover served as the Chief Financial Officer and Corporate Vice President of NICE Systems Ltd. (NASDAQ: NICE), an interaction analytics company, and from 1997 to 2000, as Chief Financial Officer and Executive Vice President of Sapiens International Corporation N.V. (NASDAQ: SPNS), a provider of software solutions for the insurance industry. From 1981 to 2007, she served in a variety of financial management positions, including Corporate Controller and Director of Corporate Budgeting and Financial Analysis at Scitex Corporation Ltd., a developer and manufacturer of inkjet printers, and Senior Financial Analyst at Philip Morris Inc. (Altria), a leading consumer goods manufacturer. Currently, Ms. Hanover serves as a director and chairman of the audit and compensation committees of SodaStream International Ltd (NASDAQ: SODA). Ms. Hanover holds a B.A. from the University of Pennsylvania, a B.S. in Economics from The Wharton School at University of Pennsylvania in Pennsylvania, as well as an M.B.A. from New York University in New York.

Marc Lesnick has served as a member of our board of directors since August 2011. Mr. Lesnick joined Fortissimo Capital in 2004. From 2001 through 2003 prior to joining Fortissimo Capital, Mr. Lesnick served as an independent consultant to various high tech companies and institutional investors. From 1997 to 2001, Mr. Lesnick served as the Managing Director of Jerusalem Global, a boutique investment bank based in Israel, and its affiliated entities. From 1992 to 1997 prior to joining Jerusalem Global, Mr. Lesnick was an attorney at Weil, Gotshal & Manges LLP in New York, where he focused on public offerings and mergers and acquisitions. Currently, Mr. Lesnick serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Lesnick received a B.A. in Economics from Yeshiva University in New York and a J.D. from the University of Pennsylvania in Pennsylvania.

Alon Lumbroso has served as a member of our board of directors since March 2015. Since July 2015, Mr. Lumbroso has served as chief executive officer of Dip-Tech Digital Printing Technologies Ltd., which is a portfolio company of Forstissimo Capital. Mr. Lumbroso is the founder and partner of WebUP, an internet enterprise established in 2014 that acquires and manages internet sites. From 2011 to 2014, Mr. Lumbroso served as President of Mul-T-Lock Ltd., a subsidiary of ASSA ABLOY, a global supplier of locks and security solutions, as well as Market Region Manager of ASSA ABLOY. From 2005 to 2011, he served as Chief Executive Officer and director of Larotec Ltd., a developer and manufacturer of web-based end-to-end solutions. In addition, from 2004 to 2012, Mr. Lumbroso served as Chairman of BioExplorers Ltd., a developer of homeland security systems for the detection of explosives. From 2003 to 2004, he served as Chief Executive Officer of MindGuard, a developer and producer of medical devices. From 2000 to 2003, he served as Managing Director of Creo Europe (now CreoEMEA and formerly CreoScitex), a manufacturer and supplier of digital presses and printers. In addition, from 1998 to 2000, Mr. Lumbroso served as Managing Directors of Scitex and CreoScitex Asia Pacific, Hong Kong. Currently, he serves as a partner and director of iCar 2007 Ltd. Mr. Lumbroso holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Bar-Ilan University in Israel.

Jerry Mandel has served as a member of our board of directors since March 2015 and is an external director under the Companies Law, chairman of our compensation committee and a member of our audit committee. Mr. Mandel is the founder, Chief Executive Officer, and managing member of GC Florida Group, a group of partnerships established in 2009 that invests in and manages residential and commercial properties. From 2007 to 2009, he served as Chief Executive Officer and a director of GMF Ltd., an investment firm that provides mezzanine financing to middle-market companies. From 2005 to 2008, Mr. Mandel served as a director for Chen Yahav, the pension funds arm of Bank Yahav, and from 2004 to 2005, he served as a director and audit committee member of Cellcom Israel Ltd., a leading Israeli cellular company. From 1998 to 2003, Mr. Mandel was the Director of Investment Banking of EEMEA for Merrill Lynch & Co. and responsible for the origination and execution of investment banking activities in Israel. Currently, Mr. Mandel serves as a director and audit committee member of Direct Insurance – Financial Investments Ltd. (TASE: DIFI). Mr. Mandel holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Columbia Business School in New York.

Dov Ofer has served as a member of our board of directors since March 2015 and is a member of our audit and compensation committees. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high tech sector and participated in different mergers and acquisitions within the industry. Currently, Mr. Ofer serves as chairman of Hanita Coatings RCA Ltd., chairman of Plastopil Hazorea Company Ltd. (TASE: PPIL), vice chairman of Scodix Ltd. and director of Orbix Medical Ltd. He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley in California.

Arrangements Concerning Election of Directors; Family Relationships

Our board of directors consists of nine directors. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers or senior management members.

B.	Compensation

The aggregate compensation paid and equity-based compensation and other compensation expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2015 was $4.2 million. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. As of December 31, 2015, options to purchase 1,492,563 ordinary shares granted to our directors and executive officers were outstanding under our share option plans at a weighted average exercise price of $4.81 per share. Certain of our officers and directors receive a severance payment of up to six months of their base salary upon termination of their employment.

The following table presents the grant dates, number of options, related exercise prices and expiration dates of options granted to our directors and executive officers for the year ended December 31, 2015:

Grant Date	Number of Options	Exercise Price of Options	Expiration Date of Options
March 6, 2015	153,972	$9.97	March 6, 2025
August 6, 2015	135,000	14.32	August 6, 2025
September 28, 2015	120,000	12.97	September 28, 2025

Director Compensation

Under the Companies Law, the compensation of our directors (including reimbursement of expenses) requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting as described in “C. Board Practices—Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.” Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under “—Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions.”

Our directors are entitled to cash compensation and equity compensation as follows:

Cash Compensation

All of our non-employee directors receive annual fees and per-meeting fees for their service on our board and its committees as follows:

●	annual fees in the amount of $24,000 and $30,000 for the chairman; and

●	per-meeting fees in the amount of $1,000 or $500 for participation in meetings via phone.

Equity Compensation

During 2015, our non-employee directors received options to purchase 153,972 ordinary shares at an exercise price of $9.97. These options vest over a three year period.

Executive Officer Compensation

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2015, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)
	(in thousands)
Gabi Seligsohn, Chief Executive Officer	327	83	240	606	1,256
Guy Avidan, Chief Financial Officer	267	73	62	196	598
Ofer Ben Zur, President and Chief Technology Officer	274	70	131	-	475
Guy Zimmerman, VP Marketing	224	51	51	108	434
Ofer Sandelson, Chief Operating Officer	166	60	37	92	355

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.

(2)	All current executive officers listed in the table are our full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2015.

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4)	Amounts reported in this column refer to incentive and bonus payments which were paid with respect to 2015.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2015 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph (q) of Note 2 to our audited financial statements, which are included in “ITEM 18 Financial Reports” of this annual report.

2004 Share Option Plan

In May 2004 our board of directors adopted and our shareholders approved our 2004 Share Option Plan, or the 2004 Plan. The 2004 Plan was amended on June 15, 2005. We are no longer granting options under the 2004 Plan because it was superseded by the 2012 Plan, although previously granted awards remain outstanding. As of December 31, 2015, we had options to purchase 595,585 ordinary shares outstanding under the 2004 Plan.

The 2004 Plan provides for the grant of options to our and our subsidiaries’ and affiliates’ directors, employees and officers, who are expected to continue to our future growth and success.

The 2004 Plan is administered by our board of directors or by a compensation committee appointed by the board of directors, which determines, subject to Israeli law, the grantees of awards and the terms of the grant, including, exercise prices, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the 2004 Plan. The 2004 Plan enabled us to issue awards under various tax regimes, including, without limitation, pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance.

Section 102 of the Ordinance allows employees, directors and officers, who are not controlling shareholders, to receive favorable tax treatment for compensation in the form of shares or options. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, which provides the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gain track.” Note however, that according to Section 102(b)(3) of the Ordinance, if the company granting the shares or options is a publicly traded company or is listed for trading on any stock exchange within a period of 90 days from the date of grant, any difference between the exercise price of the Awards (if any) and the average closing price of the company’s shares at the 30 trading days preceding the grant date (when the company is listed on a stock exchange) or 30 trading days following the listing of the company, as applicable, will be taxed as “ordinary income” at the grantee’s marginal tax rate. In order to comply with the terms of the capital gain track, all securities granted under a specific plan and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of such securities and other shares received following any realization of rights with respect to such securities, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant grantee. The trustee may not release these securities to the relevant grantee before 24 months from the date of grant and deposit of such securities with the trustee. However, under this track, we are not allowed to deduct an expense with respect to the issuance of the options or shares.

Vesting schedule of options granted under the 2004 Plan is set forth in each grantee’s grant letter.

Options granted prior to June 15, 2005 may be exercised up to 10 years from the grant date and options granted thereafter may be exercised up to seven years from the grant date. In the event of the death of a grantee while employed or engaged by us, or the termination of a grantee’s employment or services for reasons of disability or termination of a grantee’s employment of services for reason of retirement in accordance with applicable law, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination until the earlier of: (i) a period of one (1) year from the date of disability, retirement or death, or (ii) the term of the options (i.e. seven or 10 years as set forth above). If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may generally exercise his or her vested options within the earlier of: 90 days after the date of termination, or (ii) the term of the options.

Options may not be sold, assigned, pledged or otherwise disposed of by the participant who holds such options, except by will or the laws of descent.

In the event of a merger or consolidation of our company, or a sale of all, or substantially all, of our shares or assets or other transaction having a similar effect on us, then without the consent of the option holder, our board of directors or its designated committee, as applicable, shall decide (i) if and how unvested options shall be canceled, replaced or accelerated, (ii) if and how vested options shall be exercised, replaced and/or sold by the trustee or the company on behalf of the option holder, and (iii) how the underlying shares issued upon exercise of options and held by the trustee on behalf of the option holder shall be replaced and/or sold by the trustee on behalf of the option holder.

2012 Share Incentive Plan

In October 2012, our board of directors adopted and our shareholders approved our 2012 Share Incentive Plan, or the 2012 Plan. The 2012 Plan replaced our 2004 Plan. We are no longer granting options under the 2012 Plan because it was superseded by the 2015 Plan, although previously granted awards remain outstanding. The 2012 Plan provides for the grant of options, restricted shares, restricted share units and other share-based awards to our and our subsidiaries’ and affiliates’ directors, employees, officers, consultants, advisors, and any other person whose services are considered valuable to us or our affiliates, to continue as service providers, to increase their efforts on our behalf or on behalf of our subsidiary or affiliate and to promote the success of our business. As of December 31, 2015, we had options to purchase 1,642,744 ordinary shares outstanding under the 2012 Plan. Our board of directors may increase the number of shares available for future grant at any time.

The 2012 Plan is administered by our board of directors or by a committee designated by the board of directors, which determines, subject to Israeli law, the grantees of awards and the terms of the grant, including, exercise prices, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the 2012 Plan. The 2012 Plan enables us to issue awards under various tax regimes, including, without limitation, pursuant to Section 102 of the Ordinance as discussed under “2004 Share Option Plan” above, and under Section 3(i) of the Ordinance and Section 422 of the United States Internal Revenue Code of 1986, as amended, or the Code.

The 2012 Plan provides that options granted to our employees, directors and officers who are not controlling shareholders and who are considered Israeli residents are intended to qualify for special tax treatment under the “capital gain track” provisions of Section 102(b)(2) of the Ordinance. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits.

Options granted under the 2012 Plan to U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified. The exercise price for “incentive stock options” must not be less than the fair market value on the date on which an option is granted, or 110% of the fair market value if the option holder holds more than 10% of our share capital.

Options granted under the 2012 Plan generally vest over four years commencing on the date of grant, such that 50% vest on the second anniversary of the date of grant and an additional 25% vest at the end of each subsequent anniversary, provided that the participant remains continuously employed or engaged by us. In some cases, 25% vest on the first anniversary of the date of grant and an additional 6.25% vest at the end of each subsequent quarter, provided that the participant remains continuously employed by or engaged by us.

Options, other than certain incentive share options, that are not exercised within seven years from the grant date expire, unless otherwise determined by our board of directors or its designated committee, as applicable. Share options that qualify as “incentive stock options” and are granted to a person holding more than 10% of our voting power will expire within five years from the date of the grant. In the event of the death of a grantee while employed by or performing service for us or a subsidiary or within three months after the date of the employee’s termination, or the termination of a grantee’s employment or services for reasons of disability, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination within a period of one year from the date of disability or death. If a grantee’s employment or service is terminated by reason of retirement in accordance with applicable law, the grantee may exercise his or her vested options within the three month period after the date of such retirement. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may generally exercise his or her vested options within 90 days of the date of termination. Any expired or unvested options return to the pool and become available for reissuance.

In the event of a merger or consolidation of our company, or a sale of all, or substantially all, of our shares or assets or other transaction having a similar effect on us, then without the consent of the option holder, our board of directors or its designated committee, as applicable, may but is not required to (i) cause any outstanding award to be assumed or an equivalent award to be substituted by such successor corporation, or (ii) in case the successor corporation does not assume or substitute the award (a) provide the grantee with the option to exercise the award as to all or part of the shares or (b) cancel the options and pay in cash an amount determined by the board of directors or the committee as fair in the circumstances. Notwithstanding the foregoing, our board of directors or its designated committee may upon such event amend, modify or terminate the terms of any award, including conferring the right to purchase any other security or asset that the board of directors or the committee shall deem, in good faith, appropriate.

Restricted share awards are ordinary shares that are awarded to a participant subject to the satisfaction of the terms and conditions established by the board of directors or a committee designated by the board of directors. Until such time as the applicable restrictions lapse, restricted shares are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the participant who holds those shares, except by will or the laws of descent. Generally, if a grantee’s employment or service is terminated for any reason prior to the expiration of the time when the restrictions lapse, shares that are still restricted will be forfeited by the participant.

2015 Incentive Compensation Plan

In March 2015, we adopted our 2015 Incentive Compensation Plan, or the 2015 Plan. The 2015 Plan provides for the grant of share options, share appreciation rights, restricted share awards, restricted share units, cash-based awards, other share-based awards and dividend equivalents to our company’s and our affiliates’ respective employees, non-employee directors and consultants. The reserved pool of shares under the 2015 Plan is the sum of (i) 661,745 shares; plus (ii) on January 1 of each calendar year during the term of the 2015 Plan a number of shares equal to the lesser of: (x) 3% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, (y) an amount determined by our board of directors, and (z) 1,965,930 shares. From and after the effective date of the 2015 Plan, no further grants or awards shall be made under the 2012 Plan. Generally, shares that are forfeited, cancelled, terminated or expire unexercised, settled in cash in lieu of issuance of shares under the 2015 Plan or the 2012 Plan shall be available for issuance under new awards. Generally, any shares tendered or withheld to pay the exercise price, purchase price of an award, or any withholding taxes shall be available for issuance under new awards. Shares delivered pursuant to “substitute awards” (awards granted in assumption or substitution of awards granted by a company acquired by us) shall not reduce the shares available for issuance under the 2015 Plan. As of December 31, 2015, we had options to purchase 530,675 ordinary shares outstanding under the 2015 Plan and 1,130,169 ordinary shares reserved for additional grants, including the increase which was effective on January 1, 2016.

Subject to applicable law, the 2015 Plan will be administered by our compensation committee which will have full authority in all matters related to the discharge of its responsibilities and the exercise of its authority under the plan. Awards under the 2015 Plan may be granted until 10 years after the effective date of the 2015 Plan.

The terms of options granted under the 2015 Plan, including the exercise price, vesting provisions and the duration of an option, shall be determined by the compensation committee and set forth in an award agreement. Except as provided in the applicable award agreement, or in the discretion of the compensation committee, an option may be exercised only to the extent that it is then exercisable and shall terminate immediately upon a termination of service of the grantee.

Share appreciation rights, or SARs, are awards entitling a grantee to receive a payment representing the difference between the base price per share of the right and the fair market value of a share on the date of exercise. SARs may be granted in tandem with an option or independent and unrelated to an option. The terms of SARs granted under the 2015 Plan, including the base price per share, vesting provisions and the duration of an SAR, shall be determined by the compensation committee and set forth in an award agreement. Except as provided in the applicable award agreement, or in the discretion of the compensation committee, a SAR may be exercised only to the extent that it is then exercisable and shall terminate immediately upon a termination of service of the grantee. At the discretion of the compensation committee, SARs will be payable in cash, ordinary shares or equivalent value or some combination thereof.

Restricted share awards are ordinary shares that are awarded to a grantee subject to the satisfaction of the terms and conditions established by the compensation committee in the award agreement. Until such time as the applicable restrictions lapse, restricted shares are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the grantee who holds those shares.

Restricted share units are awards covering a number of hypothetical units with respect to shares that are granted subject to such vesting and transfer restrictions and conditions of payment as the compensation committee may determine in an award agreement. Restricted share units are payable in cash, ordinary shares of equivalent value or a combination thereof.

The 2015 Plan provides for the grant of cash-based award and other share-based awards (which are equity-based or equity related award not otherwise described in the 2015 Plan). The terms of such cash-based awards or other share-based shall be determined by the compensation committee and set forth in the award agreement.

The Committee may grant dividend equivalents based on the dividends declared on shares that are subject to any award. Dividend equivalents may be subject to any limitations and/or restrictions determined by the compensation committee and shall be converted to cash or additional shares by such formula and at such time, and shall be paid at such times, as may be determined by the compensation committee.

In the event of any dividend (excluding any ordinary dividend) or other distribution, recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, split-off, combination, repurchase or exchange of shares or similar event (including a change in control) that affects the ordinary shares, the compensation committee shall make any such adjustments in such manner as it may deem equitable, including any or all of the following: (i) adjusting the number of shares available for grant under the 2015 Plan, (ii) adjusting the terms of outstanding awards, (iii) providing for a substitution or assumption of awards and (iv) cancelling awards in exchange for a payment in cash. In the event of a change of control, each outstanding award shall be treated as the compensation committee determines, including, without limitation, (i) that each award be honored or assumed, or equivalent rights substituted therefor, by the new employer or (ii) that all unvested awards will terminate upon the change in control. Notwithstanding the foregoing, in the event that it is determined that neither (i) or (ii) in the preceding sentence will apply, all awards will become fully vested.

2015 Israeli Sub Plan

The 2015 Israeli Sub Plan provides for the grant by us of awards pursuant to Sections 102 and 3(i) of the Israeli Income Tax Ordinance, or the Ordinance, and the rules and regulations promulgated thereunder. The 2015 Israeli Sub Plan is effective with respect to awards granted as of 30 days from the date we submitted it to the Israeli Tax Authority, or the ITA. The 2015 Israeli Sub Plan provides for awards to be granted to those of our or our affiliates’ employees, directors and officers who are not Controlling Shareholders, as defined in the Ordinance, and who are considered Israeli residents, to the extent that such awards either are (i) intended to qualify for special tax treatment under the “capital gains track” provisions of Section 102(b)(2) of the Ordinance or (ii) not intended to qualify for such special tax treatment. The 2015 Israeli Sub Plan also provides for the grant of awards under Section 3(i) of the Ordinance to our Israeli non-employee service providers and Controlling Shareholders, who are not eligible for such special tax treatment.

2015 U.S. Sub Plan

The 2015 U.S. Sub Plan applies to grantees that are subject to U.S. federal income tax. The 2015 U.S. Sub Plan provides that options granted to the U.S. grantees will either be incentive stock options pursuant to Section 422 of the Internal Revenue Code or nonqualified stock options. Options, other than certain incentive stock options described below, must have an exercise price not less than 100% of the fair market value of an underlying share on the date of grant. Incentive stock options that are not exercised within 10 years from the grant date expire, provided that incentive stock options granted to a person holding more than 10% of our voting power will expire within five years from the date of the grant and must have an exercise price at least equal to 110% of the fair market value of an underlying share on the date of grant. The number of shares available under the 2015 Plan for grants of incentive stock options shall be the total number of shares available under the 2015 Plan subject to any limitations under the Internal Revenue Code and provided that shares delivered pursuant to “substitute awards” shall reduce the shares available for issuance of incentive stock options under the 2015 Plan. It is the intention that no award shall be deferred compensation subject to Section 409A of the Internal Revenue Code unless and to the extent that the compensation committee specifically determines otherwise. If the compensation committee determines an award will be subject to Section 409A of the Internal Revenue Code such awards shall be intended to comply in all respects with Section 409A of the Code, and the 2015 Plan and the terms and conditions of such awards shall be interpreted and administered accordingly.

Employee Stock Purchase Plan

We have adopted an employee stock purchase plan, or ESPP, pursuant to which our employees and employees of our subsidiaries may elect to have payroll deductions (or, when not allowed under local laws or regulations, another form of payment) made on each pay day during the offering period in an amount not exceeding 15% of the compensation which the employees receives on each pay day during the offering period. To date, we have not granted employees the right to make purchases under the plan. The number of shares initially reserved for purchase under the ESPP is 242,425 ordinary shares, which will be automatically increased annually on January 1 by a number of ordinary shares equal to the lesser of (i) 1% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, (ii) an amount determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 655,310 shares.

The ESPP is administered by our board of directors or by a committee designated by the board of directors. Subject to those rights which are reserved to the board of directors or which require shareholder approval under Israeli law, our board of directors has designated the compensation committee to administer the ESPP. To the extent that we grant employees the right to make purchases under the ESPP, on the first day of each offering period, each participating employee will be granted an option to purchase on the exercise date of such offering period up to a number of the company’s ordinary shares determined by dividing (1) the employee’s payroll deductions accumulated prior to such exercise date and retained in the employee’s account as of the exercise date by (2) the applicable purchase price. The applicable purchase price is based on a discount percentage of up to 15%, which percentage may be decreased by the board or the compensation committee, multiplied by the lesser of (1) the fair market value of an ordinary share on the exercise date, or (2) the fair market value of an ordinary share on the offering date.

C.	Board Practices

Board of Directors

Under the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are also appointed by our board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Under our articles, our board of directors must consist of at least five and not more than nine directors, including at least two external directors required to be appointed under the Companies Law. Our board of directors consists of nine directors, including our two external directors. Other than external directors, for whom special election requirements apply under the Companies Law, as detailed below, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2016 and after, at each annual general meeting the term of office of only one class of directors expires. Each director will hold office until the annual general meeting of our shareholders in which his or her term expires, unless they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles.

Our directors are divided among the three classes as follows:

(i)	the Class I directors are Alon Lumbroso and Dov Ofer, and their terms expire at the annual general meeting of the shareholders to be held in 2016 and when their successors are elected and qualified;

(ii)	the Class II directors are Ofer Ben-Zur and Gabi Seligsohn, and their terms expire at the first annual general meeting of the shareholders following the meeting referred to in clause (i) above and when their successors are elected and qualified; and

(iii)	the Class III directors are Eli Blatt, Yuval Cohen and Marc Lesnick, and their terms expire at the first annual general meeting of the shareholders following the meeting referred to in clause (ii) above and when their successors are elected and qualified.

Our board of directors has determined that our directors, Lauri Hanover, Jerry Mandel and Dov Ofer are independent under the rules of the NASDAQ Stock Market. The definition of “independent director” under the NASDAQ Stock Market rules and “external director” under the Companies Law overlap to a significant degree such that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under the NASDAQ Stock Market rules. However, it is possible for a director to qualify as an “external director” under the Companies Law without qualifying as an “independent director” under the NASDAQ Stock Market rules, or vice-versa. The definition of external director under the Companies Law includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor that would impair the ability of the external director to exercise independent judgment. The definition of independent director under the NASDAQ Stock Market rules specifies similar, although less stringent, requirements in addition to the requirement that the board of directors consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, both external directors and independent directors serve for a period of three years; external directors pursuant to the requirements of the Companies Law and independent directors pursuant to the staggered board provisions of our articles. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by an ordinary majority. See “—External Directors” for a description of the requirements under the Companies Law for a director to serve as an external director.

Under the Companies Law and our articles, nominees for directors may also be proposed by any shareholder holding at least 1% of our outstanding voting power. However, any such shareholder may propose a nominee only if a written notice of such shareholder’s intent to propose a nominee has been given to our Secretary (or, if we have no such Secretary, our Chief Executive Officer). Any such notice must include certain information, including, among other things, a description of all arrangements between the nominating shareholder and the proposed director nominee(s) and any other person pursuant to which the nomination(s) are to be made by the nominating shareholder, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Companies Law preventing their election, and that all of the information that is required under the Companies Law to be provided to us in connection with such election has been provided.

In addition, our articles allow our board of directors to appoint directors to fill vacancies on our board of directors for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated. External directors are elected for an initial term of three years and may be elected for additional three-year terms under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “—External Directors.”

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. See “—External Directors” below. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one.

External Directors

Under the Companies Law, we are required to include on our board of directors at least two members who qualify as external directors. Lauri Hanover and Jerry Mandel serve as our external directors.

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a meeting of shareholders, provided that either:

●	such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and who lack a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

●	the total number of shares voted by non-controlling, disinterested shareholders and by shareholders (as described in the previous bullet point) against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

The term “controlling shareholder” as used in the Companies Law for purposes of all matters related to external directors and for certain other purposes (such as the requirements related to appointment to the audit committee or compensation committee, as described below), means as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. (chief executive officer).

The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that:

●	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company and subject to additional restrictions set forth in the Companies Law with respect to the affiliation of the external director nominee;

●	the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described in the paragraph above; or

●	his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Select Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements (as described above regarding the reelection of external directors). Prior to the approval of the reelection of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company.

If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders’ meeting as soon as practicable to appoint a replacement external director.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as the chair thereof. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Companies Law provides that a person is not qualified to be appointed as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term “relative” is defined in the Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships, as used above, include (subject to certain exceptions):

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to the Companies Law and regulations promulgated thereunder, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below), provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the standards of the Listing Rules of the NASDAQ Stock Market rules for membership on the audit committee, and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company, or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Our board of directors has determined that each of Lauri Hanover and Jerry Mandel possesses accounting expertise, financial expertise and professional qualifications as defined under the Companies Law.

Leadership Structure of the Board

In accordance with the Companies Law and our articles, our board of directors is required to appoint one of its members to serve as chairman of the board of directors. Our board of directors has appointed Yuval Cohen to serve as chairman of the board of directors.

Board Committees

Audit Committee

Our audit committee consists of our two external directors, Lauri Hanover (Chairperson) and Jerry Mandel as well as Dov Ofer.

Companies Law Requirements

Under the Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairperson of the committee. The audit committee may not include the chairman of the board, a controlling shareholder of the company, a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder, or a director who derives most of his or her income from a controlling shareholder. In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of independent directors. In general, an “independent director” under the Companies Law is defined as either an external director or as a director who meets the following criteria:

●	he or she meets the qualifications for being appointed as an external director, except for the requirement (i) that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed for trading outside of Israel) and (ii) for accounting and financial expertise or professional qualifications; and

●	he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

NASDAQ Listing Requirements

Under NASDAQ corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the Commission and NASDAQ corporate governance rules. Our board of directors has determined that Lauri Hanover and Jerry Mandel is each an audit committee financial expert as defined by the Commission rules and has the requisite financial experience as defined by NASDAQ corporate governance rules.

Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the NASDAQ Stock Market rules.

Audit Committee Role

Our board of directors has an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules and regulations of the Commission and the listing requirements of the NASDAQ Stock Market, as well as the requirements for such committee under the Companies Law, including the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor; and

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

Under the Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is material or extraordinary under the Companies Law) (see “—Approval of Related Party Transactions under Israeli Law”);

●	establishing the approval process (including, potentially, the approval of the audit committee and conducting a competitive procedure supervised by the audit committee) for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;

●	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto;

●	examining our internal audit controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to fulfill his or her responsibilities;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee may not approve any actions requiring its approval (see “—Approval of Related Party Transactions under Israeli Law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors including at least one external director.

Compensation Committee and Compensation Policy

Our compensation committee consists of our two external directors, Jerry Mandel (Chairman) and Lauri Hanover as well as Dov Ofer.

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of, and include the chairman of, the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as the NASDAQ Global Select Market, and who do not have a controlling shareholder, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. As we currently have a controlling shareholder for this purpose, we are obligated to meet the majority requirement, although this may change in the future. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the compensation committee.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and must be brought for approval by the company’s shareholders, which approval requires what we refer to as a Special Approval for Compensation. A Sspecial Approval for Compensation requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment, obligation of payment or other benefit in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must include certain principles, such as: a link between variable compensation and long-term performance and measurable criteria; the relationship between variable and fixed compensation; and the minimum holding or vesting period for variable, equity-based compensation.

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy and assessing implementation of the compensation policy;

●	approving compensation terms of executive officers, directors and employees that require approval of the compensation committee;

●	determining whether the compensation terms of a chief executive officer nominee, which were determined pursuant to the compensation policy, will be exempt from approval of the shareholders because such approval would harm the ability to engage with such nominee; and

●	determining, subject to the approval of the board and under special circumstances, override a determination of the company’s shareholders regarding certain compensation related issues.

Consistent with the foregoing requirements, following the recommendation of our compensation committee, our Board and our shareholders approved our compenation policy in July 2015 and September 2015, respectively.

NASDAQ Listing Requirements

Under NASDAQ corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors. Each of the members of the compensation committee is required to be independent under NASDAQ rules relating to compensation committee members, which are different from the general test for independence of board and committee members. Each of the members of our compensation committee satisfies those requirements.

Compensation Committee Role

Our board of directors adopted a compensation committee charter that sets forth the responsibilities of the compensation committee, which include:

●	the responsibilities set forth in the compensation policy;

●	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

●	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Compensation of Directors

Under the Companies Law, compensation of directors requires the approval of a company’s compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under “Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions.”

The directors are also entitled to be paid reasonable travel, hotel and other expenses expended by them in attending board meetings and performing their functions as directors of the company, all of which is to be determined by the board of directors.

External directors are entitled to remuneration subject to the provisions and limitations set forth in the regulations promulgated under the Companies Law.

For additional information, see “—Compensation of Officers and Directors.”

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee. An internal auditor may not be:

●	a person (or a relative of a person) who holds 5% or more of the company’s outstanding shares or voting rights;

●	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

●	an office holder (including a director) of the company (or a relative thereof); or

●	a member of the company’s independent auditor, or anyone on its behalf.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. Irena Ben-Yakar of Brightman Almagor & Zohar (Deloitte) serve as our internal auditor.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “Directors and Senior Management” is an office holder under the Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to any such action.

The duty of loyalty includes a duty to:

●	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the business of the company;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company.

A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is defined as any of the following:

●	a transaction other than in the ordinary course of business;

●	a transaction that is not on market terms; or

●	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

If it is determined that an office holder has a personal interest in a transaction which is not an extraordinary transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of his or her duty of loyalty. However, a company may not approve a transaction or action that is not in the best interests of the company or that is not performed by the office holder in good faith. An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors. If such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy, or if the office holder is the chief executive officer (apart from a number of specific exceptions), then such arrangement is further subject to a Special Approval for Compensation. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and shareholders by ordinary majority, in that order, and under certain circumstances, a Special Approval for Compensation.

Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless the chairman of the relevant committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. If a majority of the members of the audit committee or the board of directors (as applicable) has a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction.

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. The Companies Law provides a broader definition of a controlling shareholder solely with respect to the provisions pertaining to related party transactions. For such purposes, a controlling shareholder is a shareholder that has the ability to direct the activities of a company, including by holding 50% or more of the voting rights in a company or by having the right to appoint the majority of the directors of the company or its general manager (chief executive officer), and furthermore, by holding 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. An extraordinary transaction between a public company and a controlling shareholder or in which a controlling shareholder has a personal interest and the terms of any compensation arrangement of a controlling shareholder who is an office holder or his relative, require the approval of a company’s audit committee (or compensation committee with respect to compensation arrangements), board of directors and shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

●	at least a majority of the shares held by all shareholders who do not have a personal interest in the transaction and who are present and voting at the meeting approves the transaction, excluding abstentions; or

●	the shares voted against the transaction by shareholders who have no personal interest in the transaction and who are present and voting at the meeting do not exceed 2% of the voting rights in the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Arrangements regarding the compensation, indemnification or insurance of a controlling shareholder in his or her capacity as an office holder require the approval of the compensation committee, board of directors and shareholders by a Special Majority, in that order, and the terms thereof may not be inconsistent with the company’s stated compensation policy.

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication of such determinations, that despite such determinations by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that would otherwise apply to such transactions.

Fortissimo Capital, which owns 49.5% of our ordinary shares, is currently a controlling shareholder, although this status may change in the future.

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

●	an amendment to the company’s articles of association;

●	an increase of the company’s authorized share capital;

●	a merger; or

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he or she has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles include such a provision. A company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding, and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder, if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

●	a financial liability imposed on the office holder in favor of a third party.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “—Approval of Related Party Transactions under Israeli Law.”

Our articles permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

We have obtained directors and officers liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. In addition, we entered into agreements with each of our directors and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by our articles and the Companies Law, including with respect to liabilities resulting from a public offering of our shares, to the extent that these liabilities are not covered by insurance.

D.	Employees

As of December 31, 2015, we had 343 employees and subcontractors with 220 located in Israel, 51 in the United States, 36 in Germany and 36 in Hong Kong. The following table shows the breakdown of our workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of December 31,
Area of Activity	2013	2014	2015
Service	47	49	64
Sales and marketing	34	46	76
Manufacturing and operations	52	66	68
Research and development	48	60	90
General and administrative	19	30	45
Total	200	251	343

With respect to our Israeli employees, Israeli labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, payments to the National Insurance Institute, equal opportunity and anti-discrimination laws and other conditions of employment. While none of our employees is party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of the Economy and Industry. These provisions primarily concern pension fund benefits for all employees, insurance for work-related accidents, recuperation pay and travel expenses. We generally provide our employees with benefits and working conditions beyond the required minimums.

We have never experienced any labor-related work stoppages or strikes and believe our relationships with our employees are good.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “ITEM 6.B. Compensation” and “ITEM 7.A. Major Shareholders.”

ITEM 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2016:

●	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the Commission and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of February 29, 2016 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

Unless otherwise noted below, each shareholder’s address is c/o Kornit Digital Ltd., 12 Ha’Amal Street, Rosh –Ha’Ayin 4809246, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

The percentages set forth below are based on 30,396,376 ordinary shares outstanding as of February 29, 2016.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “ITEM 10.B Articles of Association.”

A description of any material relationship that our major shareholders have had with us or any of our predecessors or affiliates within the past year is included under “ITEM 7.B—Related Party Transactions.”

Name	Number of Shares Beneficially Held	Percent
5% or Greater Shareholders
Fortissimo Capital Fund II (Israel), L.P. (1)	15,037,481	49.5%
FMR LLC (2)	1,676,000	5.5%

Directors and Executive Officers
Yuval Cohen (3)	15,047,351	49.5%
Ofer Ben-Zur (4)	1,221,288	4.0%
Eli Blatt (5)	15,044,390	49.5%
Marc Lesnick (5)	15,044,390	49.5%
Lauri Hanover	*	*
Alon Lumbroso	*	*
Jerry Mandel	*	*
Dov Ofer	*	*
Gabi Seligsohn(6)	376,853	1.2%
Guy Avidan	*	*
Sarel Ashkenazy	*	*
Ofer Sandelson	*	*
Guy Zimmerman	*	*
Oded Kraft	*	*
All Directors and Executive Officers as a Group (14 persons) (7)	16,909,279	55.6%

 * Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)	Based on Schedule 13G filed by Fortissimo Capital Fund II (Israel), L.P. (“Fortissimo Fund II”), Fortissimo Capital Fund II (GP), L.P. (“Fortissimo II GP”) and Fortissimo Capital 2 Management (GP) Ltd. (“Fortissimo Management”). Fortissimo II GP is a Cayman Island limited partnership, which serves as the general partner of Fortissimo Fund II, an Israeli limited partnership: The general partner of Fortissimo II GP is Fortissimo Management, a Cayman Islands corporation. Messrs. Eli Blatt, Yuval Cohen and Marc Lesnick are members of the investment committee of Fortissimo Management and share voting and dispositive power with respect to such shares. The principal address of Fortissimo Management is 14 Hamelacha Street, Park Afek, Rosh Ha’Ayin 48091, Israel.
(2)	Based on a Schedule 13G filed by FMR LLC (“FMR”), as of December 31, 2015, shares beneficially owned consist of 1,676,000 shares beneficially owned by FMR Co. Inc. FMR LLC has sole voting power over all 1,676,000 shares. Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.
(3)	Consists of 15,037,481 ordinary shares held by Fortissimo Capital and options to purchase 9,870 ordinary shares exercisable within 60 days of February 29, 2016.
(4)	Consists of 1,201,629 ordinary shares and options to purchase 19,659 ordinary shares exercisable within 60 days of February 29, 2016.
(5)	Consists of 15,037,481 ordinary shares held by Fortissimo Capital and options to purchase 6,909 ordinary shares exercisable within 60 days of February 29, 2016.
(6)	Consists of 36,357 ordinary shares and options to purchase 340,496 ordinary shares exercisable within 60 days of February 29, 2016.
(7)	Consists of 16,275,467 ordinary shares and options to purchase 633,812 ordinary shares exercisable within 60 days of February 29, 2016.

Recent Significant Changes in the Percentage Ownership of Major Shareholders

Other than changes resulting from the Company’s issuance of shares in the IPO and the acquisition of shares by FMR LLC as set forth in the table above, there have been no recent significant changes in the percentage ownership of major shareholders.

B.	Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, since January 1, 2015, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement, dated March 18, 2015, or the Investors’ Rights Agreement, with certain of our shareholders.

Demand Registration Rights

At any time, Fortissimo Capital may request that we file a registration statement. Upon receipt of such registration request, we are obligated to use our reasonable commercial efforts to file the registration statement as soon as possible. We have the right not to effect such filing during the period that is within 90 days after we have filed another such registration statement or completed certain other registered offerings or if we intend to file a registration statement for our own account within 90 days. We are not obligated to file more than two registration statements on Form F-1 pursuant to these demand provisions. Any other holder of registrable securities has the right to include its registrable securities in an underwritten registration pursuant to a demand registration.

Piggyback Registration Rights

If we propose to offer any of our ordinary shares in a public offering, the holders of registrable securities are entitled to at least 15 days’ notice prior to the filing of the relevant registration statement or prospectus and may include all or a portion of their shares in the offering subject to becoming party to a customary underwriting agreement.

Shelf Registration Rights

If we become eligible to register any of our shares on Form F-3, Fortissimo Capital may request that we file a shelf registration statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act registering the resale from time to time by Fortissimo Capital of registrable shares. In such event, we are required to give written notice of such request to all holders of registrable securities, who may elect to join in such request. Subsequently, upon notice from Fortissimo Capital or from the holders of a majority of the outstanding registrable securities, we are required to effect up to two underwritten takedowns from such shelf registration statement within any 12-month period. We are not required to effect any underwritten offering with 90 days of another underwritten offering.

Other Provisions

We have the right not to effect any filing or offering if, in the good faith judgment of our board of directors, it would be seriously detrimental to us or our stockholders for such filing or offering to be effected. We may exercise this right twice in any 12-month period for an aggregate of up to 90 days during such period.

We will pay all registration expenses (other than underwriting discounts and selling commissions) and the reasonable fees and expenses of a single counsel for the selling shareholders, related to any demand, piggyback or shelf registration.

The rights of any shareholder who is a party to the Investors’ Rights Agreement to request registration or inclusion of registrable securities in any registration pursuant hereunder shall terminate when such shareholder holds less than 3% of our outstanding shares and such shareholder’s registrable securities could be sold without volume restrictions, manner of sale restrictions or notice requirements pursuant to Rule 144 under the Securities Act.

Termination of Management Services Agreement

We were party to a management services agreement, dated August 11, 2011, pursuant to which our principal shareholder, Fortissimo Capital, assisted and advised our management on matters concerning our business and renders other management services and advice as agreed from time to time. In consideration of these management services, we paid to Fortissimo Capital an annual management fee. In March 2015, we and Fortissimo Capital agreed to terminate the management services agreement upon the consummation of our initial public offering. As consideration for Fortissimo Capital’s agreement to terminate the management services agreement, we made a one-time payment of $750,000 to Fortissimo Capital in 2015.

Agreements and Arrangements with, and Compensation of, Directors and Executive Officers

Employment Agreements

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits (except for the accrual of vacation days). These agreements also contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.

Options

Since our inception we have granted options to purchase our ordinary shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under ITEM 6.B. Compensation. If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the option plans), all options that are vested will generally remain exercisable for ninety days after such termination.

The following table provides information regarding the options to purchase our ordinary shares held by each of our directors and officers who beneficially owns greater than one percent of our ordinary shares:

Name/Title	Number of Shares Underlying Options	Exercise Price	Expiration Date
Yuval Cohen, Chairman of the Board of Directors	29,610	$9.97	March 6, 2025
Eli Blatt, Director	20,727	$9.97	March 6, 2025
Marc Lesnick, Director	20,727	$9.97	March 6, 2025
Gabi Seligsohn, Chief Executive Officer and Director	650,992	$2.17	April 27, 2024
	120,000	$12.97	September 28, 2025
Ofer Ben-Zur, President and Chief Technology Officer and Director	19,659	$0.36	March 28, 2017

Indemnification Agreements

Our articles permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by Israeli law. We have entered into indemnification agreements with each of our directors and executive officers, undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from a public offering of our shares, to the extent that these liabilities are not covered by insurance. We have also obtained Directors and Officers insurance for each of our executive officers and directors. For further information, see “ITEM 6.C Board Practices—Exculpation, Insurance and Indemnification of Directors and Officers.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information.

A.	Statements and Other Financial Information

We have appended our financial statements at the end of this annual report, starting at page F-2, as part of this annual report.

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. Except as set forth below, currently, and in the recent past, we are not and have not been a party to any legal proceedings, nor are there any legal proceedings (including governmental proceedings) pending or, to our knowledge, threatened against us, that our management believes, individually or in the aggregate, would have a significant effect on our financial position or profitability. We intend to defend against any claims to which we may become subject, and to proceed with any claims that we may need to assert against third parties, in a vigorous fashion.

In February 2015, Hirsch, one of our distributors, received a letter for patent infringement in connection to the sale of one of our systems. The letter included copy of the complaint filed against the distributor with the U.S. District Court for the Middle District of Florida. Our agreement with the distributor contains an undertaking by us to indemnify the distributor against claims by third parties alleging that our products infringe third party intellectual property rights. In December 2015, the parties reached a settlement agreement pursuant to which we agreed to pay $90,000 to the plaintiff.

Dividend Distribution Policy

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. See “ITEM 3.D—Risk Factors— Risks Related to Our Ordinary Shares—We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future” and “ITEM 10.B—Articles of Association—Dividend and Liquidation Rights” for an explanation concerning the payment of dividends under Israeli law.

B.	Significant Changes

Since the date of our financial statements included in ITEM 18 of this annual report, there has not been a significant change in our company other than as described elsewhere in this annual report.

ITEM 9.	The Offer and Listing.

A.	Listing details

Our ordinary shares have been quoted on the NASDAQ Global Select Market under the symbol “KRNT” since April 2, 2015. Prior to that date, there was no public trading market for our ordinary shares. Our IPO was priced at $10.00 per share on April 2, 2015. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on NASDAQ:

	High	Low
Annual:
2015 (beginning April 2, 2015)	$17.50	$9.91
Quarterly:
First Quarter 2016 (through March 10, 2016)	12.00	9.80
Fourth Quarter 2015	13.80	9.91
Third Quarter 2015	15.85	11.42
Second Quarter 2015	17.50	11.76
Most Recent Six Months:
March 2016 (through March 10, 2016)	11.63	10.13
February 2016	12.00	10.43
January 2016	11.96	9.80
December 2015	11.99	9.91
November 2015	12.82	10.84
October 2015	13.80	11.17
September 2015	13.62	11.42

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

Registration Number and Purposes of the Company

Our registration number with the Israeli Registrar of Companies is 513195420. Our purpose as set forth in our articles is to engage in any lawful activity.

Voting Rights

All ordinary shares have identical voting and other rights in all respects.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our articles, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our articles or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under “ITEM 6.C Board Practices— External Directors.”

Under our articles, our board of directors must consist of not less than five but no more than nine directors, including two external directors as required by the Companies Law. Pursuant to our articles, each of our directors, other than the external directors, for whom special election requirements apply under the Companies Law, will be appointed by a simple majority vote of holders of our voting shares, participating and voting at an annual general meeting of our shareholders. In addition, our directors, other than the external directors, are divided into three classes that are each elected at the third annual general meeting of our shareholders, in a staggered fashion (such that one class is elected each annual general meeting), and serve on our board of directors unless they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles. In addition, our articles allow our board of directors to fill vacancies on the board of directors or to appoint new directors up to the maximum number of directors permitted under our articles. Such directors serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated or in the case of new directors, for a term of office according to the class to which such director was assigned upon appointment. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law. See “ITEM 6.C Board Practices— External Directors.”

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, we may only distribute dividends with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our articles as special general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our articles;

●	appointment or termination of our auditors;

●	appointment of external directors;

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital;

●	a merger; and

●	the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law and our articles require that notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes, among other matters, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, approval of the company’s general manager to serve as the chairman of its board of directors or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

The Companies Law allows one or more of our shareholders holding at least 1% of the voting power of a company to request the inclusion of an additional agenda item for an upcoming shareholders meeting, assuming that it is appropriate for debate and action at a shareholders meeting. Under recently adopted regulations, such a shareholder request must be submitted within three or, for certain requested agenda items, seven days following our publication of notice of the meeting. If the requested agenda item includes the appointment of director(s), the requesting shareholder must comply with particular procedural and documentary requirements. If our board of directors determines that the requested agenda item is appropriate for consideration by our shareholders, we must publish an updated notice that includes such item within seven days following the deadline for submission of agenda items by our shareholders. The publication of the updated notice of the shareholders meeting does not impact the record date for the meeting. In lieu of this process, we may opt to provide pre-notice of our shareholders meeting at least 21 days prior to publishing official notice of the meeting. In that case, our 1% shareholders are given a 14-day period in which to submit proposed agenda items, after which we must publish notice of the meeting that includes any accepted shareholder proposals.

Under the Companies Law and under our articles, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Voting Rights

Quorum requirements

Pursuant to our articles, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. As a foreign private issuer, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the notice of the meeting. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a quorum, unless a meeting was called pursuant to a request by our shareholders, in which case the quorum required is one or more shareholders, present in person or by proxy and holding the number of shares required to call the meeting as described under “—Shareholder Meetings.”

Vote Requirements

Our articles provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our articles. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if such terms are not extraordinary) require the approval described in “ITEM 6.C. Board Practices—Approval of Related Party Transactions under Israeli Law.” Additionally, (i) the approval and extension of a compensation policy and certain deviations therefrom require the approvals described above under “ITEM 6.C Board Practices— Compensation Committee — Companies Law Requirements,” (ii) the terms of employment or other engagement of the chief executive officer of the company require the approvals described below in this ITEM 10.B under “Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions” and (iii) the chairman of a company’s board of directors also serving as its chief executive officer require the approvals described above under “ITEM 6.C Board Practices—Board of Directors.” Under our articles, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our articles also require that the removal of any director from office (other than our external directors) or the amendment of the provisions of our articles relating to our staggered board requires the vote of 65% of the voting power of our shareholders. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person or by proxy and voting on the resolution.

Access to Corporate Records

Under the Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and principal shareholders register, articles of association and annual audited financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. These documents are publicly available and may be found and inspected at the Israeli Registrar of Companies. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of Class Rights

Under the Companies Law and our articles, the rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our articles.

Registration Rights

For a discussion of registration rights that we granted to certain of our existing shareholders prior to our IPO, please see “ITEM 7.B Related Party Transactions— Registration Rights.”

Acquisitions under Israeli Law

Full Tender Offer.

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If a tender offer is not accepted in accordance with the requirements set forth above, the acquirer may not acquire shares from shareholders who accepted the tender offer that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class.

Special Tender Offer.

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) the offeror acquired shares representing at least 5% of the voting power in the company and (ii) the number of shares tendered by shareholders who accept the offer exceeds the number of shares held by shareholders who object to the offer (excluding the purchaser, controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer, including their relatives and companies under their control). If a special tender offer is accepted, the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shareholders. In the case of the target company, approval of the merger further requires a majority vote of each class of its shares.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the meeting of shareholders that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders (as described under “ITEM 6.C Board Practices —Approval of Related Party Transactions under Israeli Law—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions.”)

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the respective values assigned to each of the parties to the merger and the consideration offered to the shareholders of the target company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger is filed with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-takeover Measures under Israeli Law

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. No preferred shares are authorized under our articles. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our articles, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law as described above in “—Voting Rights.”

Borrowing Powers

Pursuant to the Companies Law and our articles, our board of directors may exercise all powers and take all actions that are not required under law or under our articles to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our articles enable us to increase or reduce our share capital. Any such changes are subject to Israeli law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

C.	Material Contracts

We have not entered into any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described below in this ITEM 10.C.

Underwriting Agreement for IPO

We entered into an underwriting agreement, dated March 30, 2015, with Barclays Capital Inc. and Citigroup Global Markets Inc., as representatives of the underwriters for our IPO, with respect to the ordinary shares sold in our IPO. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

Other Material Contracts

Material Contract	Location in This Annual Report
Amended and Restated Investors’ Rights Agreement, dated March 15, 2015, between us and the parties thereto	“ITEM 7.B. Related Party Transaction—Investors’ Rights Agreement.”

Agreements and arrangements with, and compensation of, directors and executive officers	“ITEM 7.B. Related Party Transactions—Agreements and arrangements with, and compensation of, directors and executive officers.”

Kornit Digital Compensation Policy	“ITEM 6.C. Board Practices-Board Committees-Compensation Committee and Compensation Policy.”

OEM Supply Agreement, dated December 3, 2015, between us and FujiFilm Dimatix, Inc.	“ITEM 4.B. Business Overview— Manufacturing, Inventory and Suppliers-Inventory and Suppliers.”

Amended and Restated Supplier Agreement, dated March 9, 2015, between the Registrant and I.T.S. Industrial Technologic Solutions, Ltd.	“ITEM 4.B. Business Overview— Manufacturing, Inventory and Suppliers-Manufacturing.”

Manufacturing Services Agreement, dated as of May 2015, between us and Flextronics (Israel) Ltd.	“ITEM 4.B. Business Overview— Manufacturing, Inventory and Suppliers-Manufacturing.”

Office and Parking Space Lease Agreement, dated as of December 17, 2007 between us and Industrial Building Corporation, as amended	"ITEM 4.D. Property, Plants and Equipment.”

D.	Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding some transactions. However, legislation remains in effect under which currency controls can be imposed by administrative action at any time.

The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our articles or by the laws of the State of Israel.

E.	Taxation

Israeli Tax Considerations

The following is a brief summary of the material Israeli tax consequences concerning the ownership and disposition of our ordinary shares by our shareholders. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller's country of residence provides otherwise. Capital gain is generally subject to tax at the corporate tax rate (26.5% in 2014 and 25.0% in 2016 and thereafter), if generated by a company, or at the rate of 25% if generated by an individual, or 30% in the case of sale of shares by a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company's “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive proceeds upon liquidation and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2015).

Notwithstanding the foregoing, a non-Israeli resident (individual or corporation) who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a recognized stock exchange in Israel or outside of Israel will generally be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares of an Israeli company by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from the sale, exchange or disposition that can be attributed to a permanent establishment of the shareholder that is maintained in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding such sale exchange or other disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, a U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, such as a merger or other transaction, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by that authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxation of Non-Israeli Shareholders on Receipt of Dividends.

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 30% (if the recipient is a Substantial Shareholder at the time of receiving the dividend or at any time during the preceding 12 months) or 15% if the dividend is distributed from income attributed to a Benefited Enterprise and 20% with respect to a Preferred Enterprise, subject to certain conditions. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and 15% if the dividend is distributed from income attributed to a Benefited Enterprise or 20% if the dividend is distributed from income attributed to an Preferred Enterprise, unless a reduced rate is provided under an applicable tax treaty (subject to the receipt of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax for dividends not generated by a Benefited Enterprise or a Preferred Enterprise and paid to a U.S. corporation holding 10% or more of the outstanding voting rights from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to a Benefited Enterprise or Preferred Enterprise for such U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

If the dividend is attributable partly to income derived from a Benefited Enterprise or a Preferred Enterprise, and partly from other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.

Estate and Gift Tax.

Israeli law presently does not impose estate or gift taxes.

Excess Tax.

Beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 810,720 (in 2015) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

U.S. Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to holders that were initial purchasers of our ordinary shares in our IPO and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

●	banks, financial institutions or insurance companies;

●	real estate investment trusts, regulated investment companies or grantor trusts;

●	dealers or traders in securities, commodities or currencies;

●	tax-exempt entities;

●	certain former citizens or long-term residents of the United States;

●	persons that received our ordinary shares as compensation for the performance of services;

●	persons that will hold our ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our ordinary shares through such an entity;

●	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar; or

●	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our ordinary shares.

Moreover, this description does not address the United States federal estate, gift, alternative minimum tax or net investment income tax consequences, or any state, local or non-U.S. tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. Each of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

●	a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

Based on certain estimates of our gross income and gross assets and the nature of our business, we may be classified as a passive foreign investment company, or a PFIC, for the taxable year ending December 31, 2014. Our classification as a PFIC may result in material adverse consequences for you if you are a U.S. taxable investor. See “— Passive Foreign Investment Company Considerations.”

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Passive Foreign Investment Company Considerations

If we were to be classified as a “passive foreign investment company,” or PFIC, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look through rules, either

●	at least 75% of its gross income is “passive income”; or;

●	at least 50% of the average quarterly value of its gross assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income;

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, our ordinary shares generally will continue to be treated as shares in a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above (including if we are not classified as a PFIC for the taxable year ending December 31, 2015).

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2015, and furthermore do not expect to be classified for the taxable year ending December 31, 2016. Because PFIC status must be determined annually based on tests which are factual in nature, our PFIC status in future years will depend on our income, assets and activities in those years. There can be no assurance that we will not be considered a PFIC for any taxable year and we do not intend to make a determination of our or any of our future subsidiaries' PFIC status in the future. A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences described below with respect to owning our ordinary shares if we are classified as a PFIC for our taxable year ending December 31, 2015, provided that such U.S. Holder is eligible to make, and successfully makes, either a “mark-to-market” election or a qualified electing fund election described below for the taxable year in which its holding period begins.

If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime, which we refer to as the Excess Distribution Regime, will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of our ordinary shares. Under the Excess Distribution Regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder's regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. Certain elections may be available that would result in an alternative treatment of our ordinary shares. If we are determined to be a PFIC, the Excess Distribution Regime described in this paragraph would also apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any future subsidiary of ours that also may be determined to be PFICs.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, then in lieu of being subject to the tax and interest charge rules discussed above, a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such ordinary shares are “regularly traded” on a “qualified exchange.” In general, our ordinary shares will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of our ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. Although the IRS has not published any authority identifying specific exchanges that may constitute “qualified exchanges,” Treasury Regulations provide that a qualified exchange is (a) a United States securities exchange that is registered with the SEC, (b) the United States market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a non-U.S. securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such non-U.S. exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market, and to protect investors; and the laws of the country in which such non-U.S. exchange is located and the rules of such non-U.S. exchange ensure that such requirements are actually enforced and (ii) the rules of such non-U.S. exchange effectively promote active trading of listed stocks. Our ordinary shares have been approved for listing on the NASDAQ Global Market, which is a United States securities exchange that is registered with the SEC. However, no assurance can be given that our ordinary shares will meet the requirements to be treated as “regularly traded” for purposes of the mark-to-market election. In addition, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the Excess Distribution Regime with respect to such holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including stock in any future subsidiary of ours that is treated as a PFIC.

If a U.S. Holder makes an effective mark-to-market election, such U.S. Holder will include in each year that we are a PFIC as ordinary income the excess of the fair market value of such U.S. Holder's ordinary shares at the end of the year over such U.S. Holder's adjusted tax basis in our ordinary shares. Such U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of such U.S. Holder's adjusted tax basis in our ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder will not mark-to-market gain or loss for any taxable year in which we are not classified as a PFIC. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain such U.S. Holder recognizes upon the sale or other disposition of such U.S. Holder's ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

A U.S. Holder's adjusted tax basis in our ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisers about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund,” or QEF, election to be taxed currently on its proportionate share of the PFIC's ordinary income and net capital gains. Generally, a QEF election should be made on or before the due date for filing a U.S. Holder's federal income tax return for the first taxable year in which it held our ordinary shares. If a timely QEF election is made, an electing U.S. Holder of our ordinary shares will be required to include in its ordinary income such U.S. Holder's pro rata share of our ordinary earnings and to include in its long-term capital gain income such U.S. Holder's pro rata share of our net capital gain, whether or not distributed. Under Section 1293 of the Code, a U.S. Holder's pro rata share of our ordinary income and net capital gain is the amount which would have been distributed with respect to such U.S. Holder's ordinary shares if, on each day during our taxable year, we had distributed to each holder of our ordinary shares a pro rata share of that day's ratable share of our ordinary earnings and net capital gain for such year. In certain cases in which a QEF does not distribute all of its earnings in a taxable year, its U.S. Holders may also be permitted to elect to defer payment of some or all of the taxes on the QEF's undistributed income but will then be subject to an interest charge on the deferred amount.

We intend to provide, upon request, all information that a U.S. Holder making a QEF election is required to obtain for U.S. federal income tax purposes (e.g., the U.S. Holder's pro rata share of ordinary income and net capital gain), and intend to provide, upon request, a “PFIC Annual Information Statement” as described in Treasury Regulation section 1.1295-1 (or in any successor IRS release or Treasury regulation), including all representations and statements required by such statement. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If a U.S. Holder owns our ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 with respect to us, generally with the U.S. Holder's federal income tax return for that year.

U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution that we pay you with respect to our ordinary shares before reduction for any non-U.S. taxes withheld therefrom generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any cash distribution exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of its earnings and profits under U.S. federal income tax principles. Therefore, if you are a U.S. Holder, you should expect that the entire amount of any cash distribution generally will be reported as dividend income to you; provided, however, that distributions of ordinary shares to U.S. Holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Moreover, such reduced rate shall not apply if we are a PFIC for the taxable year in which it pays a dividend, or were a PFIC for the preceding taxable year. Dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

If you are a U.S. Holder, subject to the discussion below, dividends that we pay you with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, non-U.S. tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Although, as discussed above, dividends that we pay to a U.S. Holder will generally be treated as foreign source income, for periods in which we are a “United States-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source income solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. A U.S. Holder entitled to benefits under the United States-Israel Tax Treaty may, however, elect to treat any dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder's foreign tax credit. U.S. Holders should consult their own tax advisors about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, such an election.

The amount of any dividend income paid in NIS will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize exchange gain or loss in respect of the dividend income. You may have exchange gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Exchange gain or loss will be treated as U.S.-source ordinary income or loss.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize an amount of gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The tax basis in an ordinary share generally will equal the U.S. dollar cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares generally will be eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

If an Israeli tax is imposed on the sale or other disposition of our ordinary shares, your amount realized will include the gross amount of the proceeds of the sale or other disposition before deduction of the Israeli tax. Because your gain from the sale or other disposition of our ordinary shares will generally be U.S.-source gain, and you may use foreign tax credits to offset only the portion of U.S. federal income tax liability that is attributable to foreign source income, you may be unable to claim a foreign tax credit with respect to the Israeli tax, if any, on gains. You should consult your tax adviser as to whether the Israeli tax on gains may be creditable against your U.S. federal income tax on foreign-source income from other sources.

Disposition of Foreign Currency

Foreign currency received as dividends on our ordinary shares or on the sale or retirement of an ordinary share will have a tax basis equal to its U.S. dollar value at the time the foreign currency is received. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including upon exchange for U.S. dollars) will be U.S. source ordinary income or loss.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of our ordinary shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner's U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to furnish to the SEC reports on Form 6-K containing quarterly unaudited financial information for the first three quarters of each fiscal year.

You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov. As permitted under NASDAQ Stock Market Rule 5250(d)(1)(C), we will post our annual reports filed with the SEC on our website at http://www.kornit.com. We will furnish hard copies of such reports to our shareholders upon request free of charge. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11.	Quantitative and Qualitative Disclosures About Market Risks.

We are exposed to a variety of financial risks, including market risk (including foreign exchange risk and price risk), credit and interest risks and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Liquidity Risk

We monitor rolling forecasts of our liquidity reserve (comprising cash and cash equivalents and deposits). This is generally carried out based on the expected cash flows in accordance with practice and limits set by our management. We are in the research and development stage and have not yet generated any revenue from sales of our product candidates; we are therefore exposed to liquidity risk. However, we believe that our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months.

Foreign Currency Exchange Risk

Due to our international operations, currency exchange rates impact our financial performance. In 2015, approximately 84% of our revenues were denominated in U.S. dollars and 15.0% of our revenues were denominated in Euros. Conversely, in 2015, approximately 66% of our purchases of raw materials and components of our systems and ink and other consumables are denominated in either NIS or in NIS prices that are linked to U.S. dollars. Similarly, a majority of our operating costs, which are largely comprised of labor costs, are denominated in NIS, due to our operations in Israel. Accordingly, our results of operations may be materially affected by fluctuations in the value of the U.S. dollar relative to the NIS and the Euro.

The following table presents information about the changes in the exchange rates of the NIS and the Euro against the U.S. dollar:

	Change in Average Exchange Rate
Period	U.S. Dollar against the NIS (%)	U.S. Dollar against the Euro (%)
2013	(6.4)	3.5
2014	(0.9)	(0.0)
2015	8.6	(16.5)

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS and positive figures represent appreciation of the U.S. dollar compared to the NIS. We estimate that a 10% increase or decrease in the value of the NIS against the U.S. dollar would have decreased or increased our net income by approximately $3.6 million in 2014 and by approximately $3.2 million in 2015. We estimate that a 10% increase or decrease in the value of the Euro against the U.S. dollar would have decreased or increased our net income by approximately $1.1 million in 2014 and by approximately $0.7 million in 2015. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.

For purposes of our consolidated financial statements, local currency assets and liabilities are translated at the rate of exchange to the U.S. dollar on the balance sheet date and local currency revenues and expenses are translated at the exchange rate at the date of the transaction or the average exchange rate dollar during the reporting period to the United States.

To protect against an increase in the dollar-denominated value of expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program, which seeks to hedge a portion of the economic exposure associated with our anticipated NIS-denominated expenses using derivative instruments. We intend to manage risks by using instruments such as foreign currency forward and swap contracts and other methods.

During 2015, we entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in NIS.

We expect that the substantial majority of our revenues will continue to be denominated in U.S. dollars for the foreseeable future and that a significant portion of our expenses will continue to be denominated in NIS.  We will continue to monitor exposure to currency fluctuations. However, we cannot provide any assurances that our hedging activities will be successful in protecting us in full from adverse impacts from currency exchange rate fluctuations. In addition, since we only plan to hedge a portion of our foreign currency exposure, our results of operations may be adversely affected due to the impact of currency fluctuations on the unhedged aspects of our operations.

Other Market Risks

We do not believe that we have material exposure to interest rate risk due to the fact that we have no long-term borrowings.

We do not believe that we have any material exposure to inflationary risks.

ITEM 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.-D.

Not applicable.

A.	Use of Proceeds

Initial Public Offering

The effective date of the registration statement (File No. 333-202291) for our IPO was April 1, 2015. The offering commenced on March 18, 2015 and was closed on April 8, 2015. Barclays Capital Inc. and Citigroup Global Markets Inc. were joint book-running managers and representatives of the underwriters for the offering. Barclays Capital Inc., Citigroup Global Markets Inc., William Blair & Company, L.L.C., Stifel, Nicolaus & Company, Incorporated, Canaccord Genuity Inc. and Needham & Company, LLC were the underwriters for the offering. We registered 7,100,000 ordinary shares in the offering and granted the underwriters a 30-day over-allotment option to purchase up to 1,065,000 additional shares from us to cover over-allotments. The over-allotment was exercised in full by the underwriters.

At the closing of the IPO, we issued and sold a total of 8,165,000 ordinary shares at a price per share of $10.00 with aggregate gross proceeds of $81.7 million. Under the terms of the offering, we incurred aggregate underwriting discounts of approximately $5.7 million and expenses of approximately $2.4 million in connection with the offering, resulting in net proceeds to us of approximately $73.5 million.

From the effective date of the registration statement and until December 31, 2015, we had used $3.6 million of the net proceeds of the IPO for working capital.

We expect to use the balance of the net proceeds for working capital and general corporate purposes. The above may change based on the growth of our business.

None of the net proceeds of the offering was paid directly or indirectly to any director or officer, of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.	Controls and Procedures.

(a) Disclosure Controls and Procedures

Our management evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2015. Based on their evaluation, our principal executive officer and principal financial officer concluded that as of December 31, 2015, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)-(c) Management annual report on internal control over financial reporting and attestation report of the independent registered public accounting firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s independent registered public accounting firm due to the transition period established by rules of the SEC for newly public companies.

(d) Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	Audit Committee Financial Expert.

Our board of directors has determined that each of Lauri Hanover and Jerry Mandel, who serves on the audit committee of our board of directors and who meets the “independent director” definition under the NASDAQ Listing Rules, qualifies as an “audit committee financial expert,” as defined under the rules and regulations of the SEC, as well as our external director with “accounting and financial expertise” under the Companies Law.

ITEM 16B.	Code of Ethics.

We have adopted a code of ethics and business conduct applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of our company, and is available to investors and others on our website at http://ir.kornit.com/ or by contacting our investor relations department. Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics and business conduct applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. No such amendment was adopted, nor waiver provided, by us during the fiscal year ended December 31, 2015.

ITEM 16C.	Principal Accountant Fees and Services.

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2014 and 2015:

	2014	2015
Audit Fees	$198,000	$414,000
Audit-Related Fees	-	-
Tax Fees	55,000	69,000
All Other Fees	14,000	65,000
Total	$267,000	$548,000

“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Audit Committee’s Pre-approval Policies and Procedures

Our audit committee follows pre-approval policies and procedures for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to those policies and procedures, which are designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

ITEM 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

ITEM 16G.	Corporate Governance.

The NASDAQ Global Select Market requires companies with securities listed thereon to comply with its corporate governance standards. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed domestic U.S. companies. Pursuant to NASDAQ Listing Rule 5615(a)(3), we have notified NASDAQ that with respect to the corporate governance practices described below, we instead follow Israeli law and practice and accordingly will not follow the NASDAQ Listing Rules. Except for the differences described below, we do not believe there are any significant differences between our corporate governance practices and those that apply to a U.S. domestic issuer under the NASDAQ corporate governance rules. However, we may in the future decide to use the foreign private issuer exemption with respect to some or all of the other NASDAQ corporate governance rules, in which case we will update our disclosure in ITEM 16G of Form 20-F.

●	Quorum requirement for shareholder meetings: As permitted under the Companies Law, pursuant to our articles, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, two shareholders, regardless of the voting power associated with their shares), instead of 33 1/3% of the issued share capital required under the NASDAQ Listing Rules.

●	Nomination of directors. With the exception of external directors and directors elected by our board of directors due to vacancy, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following one year from his or her election. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Israeli Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors or otherwise, as required under the NASDAQ Listing Rules.

●	Majority of independent directors. Under the Companies Law, we are only required to appoint at least two external directors, within the meaning of the Companies Law, to our board of directors. Currently, four of our directors (of which two are external directors, within the meaning of the Companies Law) qualify as independent directors under the rules of the U.S. federal securities laws and the NASDAQ Listing Rules.

ITEM 16H.	Mine Safety Disclosure.

Not applicable.

PART III

ITEM 17.	Financial Statements.

Not applicable.

ITEM 18.	Financial Statements.

See pages F-2 through F-38 appended hereto.

ITEM 19.	Exhibits.

Please see the exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KORNIT DIGITAL LTD.

By:	/s/ Guy Avidan
Name:	Guy Avidan
Title:	Chief Financial Officer

Date: March 17, 2016

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Kornit Digital Ltd.(1)
2.1	Specimen ordinary share certificate of Kornit Digital Ltd.(2)
4.1	Amended and Restated Investors’ Rights Agreement, dated March 18, 2015, by and among Kornit Digital Ltd. and certain of the Registrant’s shareholders (2)
4.2	Form of Indemnification Agreement(2)
4.4	2004 Share Option Plan(3)
4.5	2012 Share Incentive Plan(3)
4.5	2015 Incentive Compensation Plan(1)
4.6	Kornit Digital Ltd.’s Compensation Policy (4)
4.7	English Summary of the Office and Parking Space Lease Agreement dated as of December 17, 2007, by and between the Registrant and Industrial Building Corporation Ltd. as amended by Addendum, dated 2007, Addendum to Lease Agreement, dated 2007, Addendum to Lease Agreement, dated March 8, 2012, Addendum to Lease Agreement, dated 2012, Addendum to Lease Agreement, dated December 19, 2012, Addendum to Lease Agreement, dated May 20, 2013, Addendum to Lease Agreement, dated January 12, 2014, Addendum to Lease Agreement, dated January 12, 2014, Addendum to Lease Agreement, dated December 27, 2015 and Addendum to Lease Agreement, dated December 28, 2015.
4.8	English Summary of the Lease Agreement, dated March 25, 2010, by and between the Registrant and Benvenisti Engineering Ltd. as amended by Addendum to Lease Agreement, dated November 21, 2011, and Addendum to Lease Agreement, dated September 16, 2014(3)
4.9	OEM Supply Agreement, dated December 3, 2015, among the Registrant and FujiFilm Dimatix, Inc. (5)
4.10	Sales Representative Agreement, dated April 1, 2014, between the Registrant and Hirsch International Corporation †(3)
8.1	List of subsidiaries of the Registrant
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm

(1)	Previously filed with the SEC on March 18, 2015 as an exhibit to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.

(2)	Previously filed with the SEC on March 10, 2015 as an exhibit to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.

(3)	Previously filed with the SEC on February 25, 2015 as an exhibit to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.

(4)	Previously filed with the SEC on August 10, 2015 as Annex A to Exhibit 99.1 to the Registrant’s report of foreign private issuer on Form 6-K and incorporated by reference herein.
(5)	To be filed by amendment

†	Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 406 under the Securities Act of 1933 as amended.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

- - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

KORNIT DIGITAL LTD.

We have audited the accompanying consolidated balance sheets of Kornit Digital Ltd. (the "Company") and its subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2014 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 17, 2016	A Member of Ernst & Young Global

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31
	2014	2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,993	$18,464
Short-term bank deposits	-	22,000
Available for sale marketable securities	-	4,527
Trade receivables, net	9,770	22,598
Other accounts receivable and prepaid expenses	1,452	3,314
Inventories	11,986	15,803

Total current assets	28,201	86,706

Available for sale marketable securities	-	29,152
Severance pay fund	1,187	1,125
Property and equipment, net	3,660	4,778
Intangible assets, net	245	1,023
Deferred issuance costs	849	-
Other assets	450	568

Total long-term assets	6,391	36,646

Total assets	$34,592	$123,352

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	Year ended December 31
	2014	2015

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$5,901	$13,230
Employees and payroll accruals	2,968	4,383
Deferred revenues and advances from customers	1,863	1,008
Other payables and accrued expenses	2,606	2,630

Total current liabilities	13,338	21,251

LONG TERM LIABILITIES:
Accrued severance pay	1,903	1,839

Total long-term liabilities	1,903	1,839

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 26,345,297 shares and 200,000,000 shares at December 31, 2014 and 2015, respectively; Issued and Outstanding: 8,973,224 shares and 30,295,949 shares at December 31, 2014 and 2015, respectively	22	76
Preferred A-1 shares of NIS 0.01 par value – Authorized: 1,927,220 shares and 0 shares at December 31, 2014 and 2015; Issued and Outstanding: 1,927,140 shares and 0 shares at December 31, 2014 and 2015, respectively	32	-
Accumulated other comprehensive loss	(146)	(283)
Additional paid in capital	12,770	89,071
Retained earnings	6,673	11,398

Total shareholders' equity	19,351	100,262

Total liabilities and shareholders' equity	$34,592	$123,352

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2013	2014	2015

Revenues	$49,395	$66,364	$86,405
Cost of revenues	27,953	37,187	45,820

Gross profit	21,442	29,177	40,585

Operating expenses:
Research and development	7,443	9,475	11,950
Selling and marketing	7,734	10,616	13,367
General and administrative	3,278	5,266	9,500

Total operating expenses	18,455	25,357	34,817

Operating income	2,987	3,820	5,768

Finance expenses, net	460	15	334

Income before taxes on income	2,527	3,805	5,434
Taxes on income	1,393	782	709

Net income	$1,134	$3,023	$4,725

Basic net earnings per share	$0.13	$0.34	$0.19

Diluted net earnings per share	$0.11	$0.29	$0.18

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31
	2013	2014	2015

Net income	$1,134	$3,023	$4,725

Other comprehensive income (loss):
Available-for-sale marketable securities:
Changes in unrealized losses	-	-	(227)

Net change	-	-	(227)

Cash flow hedges:
Changes in unrealized gain	-	-	5
Reclassification adjustments for loss included in net income	-	-	(33)

Net change	-	-	(28)

Foreign currency translation adjustment	37	(183)	118

Net change in accumulated comprehensive income (loss)	37	(183)	(137)

Comprehensive income	$1,171	$2,840	$4,588

The accompanying notes are an integral part of the financial statements

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Preferred A-1 shares		Ordinary shares				Accumulated
	Number of shares outstanding	Amount	Number of shares outstanding	Amount		Additional paid in capital	other comprehensive income	Retained earnings	Total Shareholders' equity

Balance at December 31, 2012	1,927,140	32	8,953,565	22		11,741	-	2,516	14,311

Share-based compensation	-	-	-	-		126	-	-	126
Other comprehensive income	-	-	-	-		-	37	-	37
Net income	-	-	-	-		-	-	1,134	1,134

Balance at December 31, 2013	1,927,140	32	8,953,565	22		11,867	37	3,650	15,608

Exercise of options	-	-	19,659	(*	)	6	-	-	6
Share-based compensation	-	-	-	-		897	-	-	897
Other comprehensive loss	-	-	-	-		-	(183)	-	(183)
Net income	-	-	-	-		-	-	3,023	3,023

Balance at December 31, 2014	1,927,140	32	8,973,224	22		12,770	(146)	6,673	19,351

Conversion of preferred shares	(1,927,140)	(32)	12,628,741	32		-	-	-	-
Issuance of ordinary shares in initial public offering, net of issuance expenses in an amount of 2,415	-	-	8,165,000	21		73,498	-	-	73,519
Exercise of options	-	-	528,984	1		420	-	-	421
Share-based compensation	-	-	-	-		2,383	-	-	2,383
Other comprehensive loss	-	-	-	-		-	(137)		(137)
Net income	-	-	-	-		-	-	4,725	4,725

Balance at December 31, 2015	-	-	30,295,949	76		89,071	(283)	11,398	100,262

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31
	2013	2014	2015
Cash flows used in operating activities:

Net income	$1,134	$3,023	$4,725
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,168	1,352	1,782
Share based compensation	126	897	2,383
Amortization of premium on available-for-sale marketable securities	-	-	(113)
Increase (decrease) in accrued severance pay, net	(3)	284	(2)
Changes in deferred income taxes, net	(42)	(132)	(57)
Increase in trade receivables	(1,229)	(4,409)	(13,117)
Decrease (increase) in other receivables and prepaid expenses	(400)	110	(1,595)
Increase in inventories	(3,437)	(555)	(4,610)
Increase (decrease) in trade payables	2,806	(1,578)	7,036
Increase (decrease) in deferred revenues	1,170	(130)	(820)
Increase in employees and payroll accruals	779	852	1,435
Decrease in other assets	(15)	(57)	(68)
Increase (decrease) in other payables and accrued expenses	830	(323)	223
Interest on short-term bank deposit	(5)	(8)	(53)
Loss (gain) from sale of property and equipment	(35)	(5)	51
Foreign currency translation gain (loss) on inter company balances with foreign subsidiaries	(109)	342	590

Net cash provided by (used in) operating activities	2,738	(337)	(2,210)

Cash flows used in investing activities:

Purchase of property and equipment	(1,248)	(1,911)	(1,861)
Cash paid in connection with acquisition	-	-	(1,000)
Purchase of intangible assets	(327)	-	-
Proceeds from (investment in) bank deposits, net	(575)	2,643	(22,000)
Proceeds from maturity of available-for-sale marketable securities	-	-	1,500
Proceeds from sale of property and equipment	47	6	8
Purchase of marketable securities	-	-	(35,518)

Net cash provided by (used in) investing activities	(2,103)	738	(58,871)

Cash flows used in financing activities:
Proceeds from initial public offering, net (Payment of issuance costs)	-	(661)	74,180
Exercise of employee share options	-	6	421

Net cash provided by (used in) financing activities	-	(655)	74,601

Foreign currency translation adjustments on cash and cash equivalents	31	(82)	(49)
Increase (decrease) in cash and cash equivalents	635	(254)	13,520
Cash and cash equivalents at the beginning of the period	4,663	5,329	4,993

Cash and cash equivalents at the end of the period	$5,329	$4,993	$18,464

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$903	$1,663	$1,368

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31
	2013	2014	2015

Non-cash investing and financing activities:

Purchase of property and equipment on credit	$37	$113	$422

Inventory transferred to be used as property and equipment	$208	$265	$692
Property and equipment transferred to be used as inventory	-	$112	$106

Issuance expenses on credit	-	$188	$-

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Kornit Digital Ltd. (the “Company”) was incorporated in 2002 under the laws of the State of Israel. The Company and its subsidiaries develop, design and market digital printing solutions for the global printed textile industry. The Company’s and its subsidiaries’ solutions are based on their proprietary digital textile printing systems, ink and other consumables, associated software and value added services.

b.	The Company has established wholly-owned subsidiaries in Israel, the United States, Germany and Hong Kong. The Company's subsidiaries are engaged primarily in sales, and marketing, except for the Israeli subsidiary which is engaged primarily in research and development and manufacturing.

c.	Initial Public Offering:

On April 8, 2015, the Company closed its initial public offering (“IPO”) whereby 8,165,000 ordinary shares were sold by the Company to the public (inclusive of 1,065,000 ordinary shares pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by the Company from the offering were $73,519, net of underwriting discounts and commissions and offering expenses all of which have already been paid by the Company. Upon the closing of the IPO, all of the Company’s outstanding preferred shares automatically converted into 12,628,741 ordinary shares.

d.	The Company depends on three major suppliers to supply certain components for the production of its products. If one of these suppliers fails to deliver or delays the delivery of the necessary components, the Company will be required to seek alternative sources of supply. A change in these suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company's results of operations and financial position.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On an ongoing basis, the Company's management evaluates estimates, including those related to fair value and useful life of intangible assets, tax assets and liabilities, fair values of stock-based awards, inventory write-offs, warranty provision, allowance for bad debt and provision for returns. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

b.	Financial statements in United States dollars:

A majority of the revenues of the Company and its subsidiaries are denominated in U.S. dollars (“dollar” or “dollars”). The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries, other than the Company’s German subsidiary, operate. Thus, the functional and reporting currency of the Company and its subsidiaries, other than the Company’s German subsidiary, is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) No. 830 “Foreign Currency Matters”. Changes in currency exchange rates between the Company’s functional currency and the currency in which a transaction is denominated are included in the Company’s results of operations as finance expenses, net in the period in which the currency exchange rates change.

For the Company’s subsidiary in Germany whose functional currency is the Euro all amounts on the balance sheets have been translated into the dollar using the exchange rates in effect on the relevant balance sheet dates. All amounts in the statements of income have been translated into the dollar using the exchange rate on the respective dates on which those elements are recognized. The resulting translation adjustments are reported as a component of accumulated other comprehensive income in shareholders’ equity.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions including profits from intercompany have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at acquisition.

e.	Short-term deposits:

Short-term bank deposits are deposits with an original maturity of more than three months but less than one year from the date of acquisition. The deposits are presented at their cost including accrued interest.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Marketable securities

The Company accounts for investments in marketable securities in accordance with ASC 320, "Investments - Debt and Equity Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

The Company classifies marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sales of investments are included in finance expenses, net.

The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in finance expenses, net.

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired (“OTTI”), the amount of impairment is recognized in the statement of operations and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income (loss). The Company did not recognize OTTI on its marketable securities in 2015.

g.	Inventories:

Inventories are measured at the lower of cost or market value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Inventory write-down is measured as the difference between the cost of the inventory and market based upon assumptions about future demand, and is charged to the cost of sales.

Cost of inventories is determined as follows:

Raw and packing materials - on the basis of weighted average cost.

Finished goods - on the basis of average costs of materials, and other direct manufacturing cost.

Inventory write off have been provided to cover risks arising from dead and slow moving items, technological obsolescence and excess inventories according to revenue forecasts.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During the years ended December 31, 2013, 2014 and 2015 the Company recorded inventory write off in a total amount of $369, $287 and $824, respectively.

h.	Property and equipment:

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and amortization and accumulated impairment losses. Depreciation and amortization is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Office furniture and equipment	7 - 20
Computer, peripheral equipment and software	33
Machinery and equipment	15
Leasehold improvements	*)

*)	Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

i.	Intangible assets:

Acquired Intangible assets with definite lives are amortized over their estimated useful lives. The Company amortizes intangible assets on a straight-line basis with definite lives over periods ranging from six and a half to ten years.

j.	Impairment of long lived assets and intangible assets subject to amortization:

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During the years ended December 31, 2013, 2014 and 2015, no impairment losses were recorded.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Business combinations:

The Company accounted for business combinations in accordance with ASC No. 805, "Business Combinations" (ASC No. 805"). ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in consolidated statements of income. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in consolidated statements of income.

Acquisition related costs are expensed to the statements of income in the period incurred.

l.	Revenue recognition:

The Company generates revenues from the sale of its systems, inks and consumable products and from services to its products. The Company generates revenues from sale of its products directly to end-users and indirectly through independent distributors.

Revenues from system sales are recognized in accordance with ASC No. 605, "Revenue Recognition" upon installation, provided that the collection of the resulting receivable is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable.

Revenues from selling these products to independent distributors who do not install the systems are deferred until the Company’s products are installed in the customers’ premises by the Company’s service and support teams, provided that all other revenue recognition criteria are met. Revenues from selling products to independent distributors who install these systems are recognized upon delivery, provided that all other revenue recognition criteria are met. In respect of sale of products, installation of the systems and training, the Company considers the element in the arrangement to be a single unit of accounting. In accordance with ASC 605, the Company has concluded that its arrangements are generally consistent with the indicators suggesting that installation and training are essential to the functionality of the systems. Therefore, the Company recognizes revenue for the systems only upon installation and training when installation and training are the Company's responsibility. When the installation and training are not being performed by the Company, the Company would recognize the revenues upon delivery in accordance with the agreed-upon delivery terms once all other revenue recognition criteria have been met.

The Company considers all arrangements with payment terms extending beyond the standard payment terms not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from ink and other consumable products when sold separately are generally recognized upon shipment assuming all other revenue recognition criteria have been met.

Although, in general, the Company does not grant rights of return, there are certain instances where such rights are granted. The Company maintains a provision for returns in accordance with ASC 605, which is estimated, based primarily on historical experience as well as management judgment, and is recorded as reduction of revenue. Such provision amounted to $84, $348 and $ 396 as of December 31, 2013, 2014 and 2015, respectively.

Deferred revenue includes amounts received from customers for which revenue has not yet been recognized.

In cases where the Company’s customers trade-in old systems as part of sales of new systems, the fair value of the old systems is recorded as inventory, provided that such value can be determined.

m.	Shipping and Handling:

Shipping and handling fees charged to the Company's customers are recognized as revenue in the period shipped and the related costs for providing these services are recorded as a cost of revenues. Revenues from shipping in the years ended December 31, 2013, 2014 and 2015 were $681, $931 and $719 respectively.

n.	Cost of revenues:

Cost of revenues is comprised mainly of cost of systems and ink production, employees' salaries and related costs, allocated overhead expenses, import taxes and royalties.

o.	Warranty costs:

The Company generally provides a one year warranty for all of its systems. A provision is recorded for estimated warranty costs at the time revenues are recognized based on historical warranty costs and management's estimates. Factors that affect the Company's warranty liability include the number of systems, historical rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts thereof as necessary.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The followings are the changes in the liability for product warranty from January 1, 2014 to December 31, 2015:

Balance at January 1, 2014	471

Provision for warranties issued during the year	1,354
Reduction for payments and costs to satisfy claims	(1,141)

Balance at December 31, 2014	684

Provision for warranties issued during the year	1,700
Reduction for payments and costs to satisfy claims	(1,444)

Balance at December 31, 2015	940

p.	Research and development expenses:

Research and development expenses are charged to the statement of income, as incurred.

q.	Accounting for share-based compensation:

The Company accounts for share based compensation in accordance with ASC No. 718, "Compensation - Stock Compensation" that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of income. ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates.

The Company selected the binomial option pricing model as the most appropriate fair value method for its share-based compensation awards with the following assumptions for the years ended December 31, 2013, 2014 and 2015:

	Year ended December 31,
	2013	2014	2015

Suboptimal exercise multiple	3.0-10.0	2.0-10.0	2.0-2.5
Risk free interest rate	0.1%-2.5%	0.1%-2.5%	0.2%-2.2%
Volatility	50%-55%	50%-55%	50%-55%
Dividend yield	0%	0%	0%

The expected volatility is based on volatility of similar companies whose share prices are publicly available over an historical period equivalent to the option's expected term. The computation of the suboptimal exercise multiple based on empirical studies, the early exercise factor of public companies is approximately 100% for employees and 150% for managers. The early exercise factor of grantees in private companies is expected to be higher due to the lack of marketability that leads to longer exercise period of the options.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The forfeiture rates are based the activity status of the options granted between the years 2004 and 2015. The interest rate for period within the contractual life of the award is based on the U.S. Treasury Bills yield curve in effect at the time of grant. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

The following table sets forth the total share based compensation expense included in the consolidated statements of income for the years ended December 31, 2013, 2014 and 2015:

	Year ended December 31,
	2013	2014	2015

Cost of revenues	$11	$96	$306
Research and development	21	86	281
Sales and marketing	66	207	537
General and administrative	28	508	1,259

Total share-based compensation expense	$126	$897	$2,383

r.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on ASC No. 815, "Derivatives and Hedging" ("ASC No. 815"). ASC No. 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

According to ASC No. 815, for derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings.

Starting 2015, the Company entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekels ("NIS"). As of December 31, 2015, the fair value of the Company's outstanding forward and option contracts amounted to $28 which is included within accrued expenses and other current liabilities in the balance sheets. The Company measured the fair value of these contracts in accordance with ASC No. 820, "Fair Value Measurements and Disclosures" ("ASC No. 820"), and they were classified as level 2.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2015, the notional principal amount of the hedging contracts to sell U.S. dollars held by the Company was $8,453.

s.	Advertising

Advertising costs are charged to operations as incurred and were $501, $437 and $283 for the years ended December 31, 2013, 2014 and 2015, respectively.

t.	Income taxes:

The Company accounts for income taxes and uncertain tax positions in accordance with ASC No. 740, "Income Taxes" ("ASC No. 740"). ASC No. 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

ASC No. 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits on its taxes on income.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17) “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet.

The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company has early adopted this standard in the fourth quarter of 2015 on a retrospective basis. Prior periods have been retrospectively adjusted.

As a result of the adoption of ASU 2015-17, the Company made the following adjustments to the 2014 balance sheet: a $323 decrease to current deferred tax assets, a $201 increase to noncurrent deferred tax asset and a decrease of $122 to noncurrent deferred tax liability.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities, foreign exchange contracts and trade receivables.

The majority of the Company's and its subsidiaries' cash and cash equivalents, bank deposits and marketable securities are invested in major banks in Israel and the U.S. Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that it bears a lower risk.

The Company attempt to limit its exposure to interest rate risk by investing in securities with maturities of less than three years; however, the Company may be unable to successfully limit its risk to interest rate fluctuations. At any time, a sharp rise in interest rates could have a material adverse impact on the fair value of its investment portfolio. Conversely, declines in interest rates could have a material favorable impact on the fair value of its investment portfolio. Increases or decreases in interest rates could have a material impact on interest earnings related to new investments during the period.

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located in the United States, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

In certain circumstances, the Company may require from its customers letters of credit, other collateral or additional guarantees. Bad debt expenses for the years ended December 31, 2013, 2014 and 2015, were 0, 0 and $21 respectively.

v.	Severance pay:

The majority of the Company's employees in Israel have subscribed to Section 14 of Israel's Severance Pay Law, 5723-1963 ("Section 14"). Pursuant to Section 14, the Company's employees, covered by this section, are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments in accordance with Section 14 release the Company from any future the severance liabilities in respect of those employees. Neither severance pay liability nor severance pay fund under Section 14 for such employees is recorded on the Company's balance sheet.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

With regards to employees in Israel that are not subject to Section 14, the Company's liability for severance pay is calculated pursuant to the Severance Pay Law, based on the most recent salary of the relevant employees multiplied by the number of years of employment as of the balance sheet date. These employees are entitled to one month salary for each year of employment or a portion thereof. The Company's liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and an accrual. The value of these deposits is recorded as an asset on the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Severance Pay Law or labor agreements.

Severance pay expenses for the years ended December 31, 2013, 2014 and 2015 were $620, $1,015 and $1,354 respectively.

w.	Fair value of financial instruments:

The carrying amount of cash, cash equivalents, short term bank deposits, trade receivables, other accounts receivable, trade payables and other accounts payable approximates fair value due to the short-term maturities of these instruments. Marketable securities and derivative instruments are carried at fair value.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 -	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company measures its marketable securities and foreign currency derivative instruments at fair value. Marketable securities and foreign currency derivative instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

x.	Comprehensive income:

The Company accounts for comprehensive income in accordance with FASB ASC No. 220, "Comprehensive Income." Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relate to gains and losses on hedging derivative instruments, unrealized gains and losses on available-for-sale securities and unrealized gain and losses from foreign currency translation adjustments.

y.	Basic and diluted net income per share:

Basic net income per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted net income per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with ASC No. 260, "Earnings Per Share".

For the years ended December 31, 2013 and 2014 all outstanding options have been included at the calculation of the diluted earnings per share since their effect was dilutive. The total number of shares related to the outstanding options excluded from the calculation of diluted net earnings per share was 762,152 for the year ended December 31, 2015.

z.	Impact of recently issued accounting standard not yet adopted:

1.	In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services.

As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company is still evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)", which will replace the existing guidance in ASC 840, "Leases." The updated standard aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. This ASU is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods; early adoption is permitted and modified retrospective application is required. The Company is in the process of evaluating this guidance to determine the impact it will have on its financial statements.

NOTE 3:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2015
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Matures within one year:
Corporate debentures	4,533	-	(6)	4,527
Matures after one year through three years:
Corporate debentures	29,373	1	(222)	29,152
Total	$33,906	$1	$(228)	$33,679

All investments with an unrealized loss as of December 31, 2015 are with continuous unrealized losses for less than 12 months.

NOTE 4:-	INVENTORIES

	December 31
	2014	2015

Raw materials and components	$6,427	$8,724
Finished products (*)	5,559	7,079

	$11,986	$15,803

(*)	Includes amounts of $ 647 and $ 145 for the years ended December 31, 2014 and 2015, respectively, with respect to inventory delivered to customers but for which revenue criteria have not yet been met.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31
	2014	2015
Cost:

Computer, peripheral equipment and software	$1,067	$1,421
Office furniture and equipment	628	842
Machinery and equipment	4,587	5,996
Leasehold improvements	1,764	2,311

	8,046	10,570

Accumulated depreciation and amortization	(4,386)	(5,792)

Property and equipment, net	$3,660	$4,778

Depreciation expenses for the years ended December 31, 2013, 2014 and 2015 were $1,071, $1,226 and $1,560 respectively.

During the year ended December 2013, 2014 and 2015 the Company recorded a reduction of $140, $168 and $166, respectively to the cost and accumulated depreciation of fully depreciated equipment no longer used.

NOTE 6:-	INTANGIBLE ASSETS, NET

a.	On May 24, 2010, the Company entered into a license agreement with a third party (the “agreement”). According to the agreement, the third party granted the Company a license to use its digital R2R printer and any and all related intellectual property including, among others, copying, manufacturing, distributing, marketing, engineering, further development and development of related products (the “license”) in order to allow the Company to develop a new version of a printer (the “new product”). The Company owns all the rights to the new product (as well as all the respective intellectual property rights) and the third party has no rights thereto. The license is non-cancelable.

On April 22, 2013 the Company signed an amendment to the agreement pursuant to which the Company paid $ 327 and shall no longer have any obligations or undertakings to make any future payments to the third party.

b.	On January 5, 2015 the Company acquired patents and services from an American ink developer and manufacturer for total purchase price of $2,000. $1,000 was paid upon closing and is attributed to acquired patents. The remaining balance will be paid over a two years period after the acquisition as defined in the acquisition agreement, of which $800 was recognized as operating expense in 2015. The remaining $200 will be recognized as expenses in 2016.

The acquisition is accounted for as business combination under ASC 805, Business Combination. The purchase price was allocated entirely to acquired technology and is amortized over 10 years using straight line method.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	INTANGIBLE ASSETS, NET (Cont.)

c.	Intangible assets are comprised of the following:

	Weighted
	average
	amortization	December 31
	period	2014	2015
	(years)
Cost:
Acquired technology	8.14	$566	$1,566

Accumulated amortization:
Acquired technology		321	543

Intangible assets, net		$245	$1,023

Amortization expenses for the years ended December 31, 2013, 2014 and 2015 were $97, $126 and $ 222, respectively.

Future amortization expenses for the years ending:

December 31,

2016	$223
2017	100
2018	100
2019	100
2020 and thereafter	500

Total	$1,023

NOTE 7:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2014	2015

Government authorities	$835	$344
Warranty provision	684	940
Professional services	229	248
Accrued expenses and other	858	1,098

	$2,606	$2,630

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases facilities and vehicles under operating leases that expire on various dates through 2022. Aggregate minimum lease and rental payments under non-cancelable operating leases as of December 31, 2015, are (in the aggregate) and for each succeeding fiscal year below:

2016	1,725
2017	1,929
2018	1,560
2019	1,377
2020 and thereafter	1,727

8,318

Total rent expenses for the years ended December 31, 2013, 2014 and 2015 were $1,080, $1,203 and $1,443, respectively.

b.	Charges:

As of December 31, 2015, the Company has three lines of credit with Israeli banks for total borrowings of up to $5.0 million, all of which was undrawn as of December 31, 2015. These lines of credit are unsecured and available subject to the Company maintenance of a 30% ratio of total shareholders' equity to total assets. Interest rates across these credit lines varied from 1.95% to 2.3% as of December 31, 2015. Any borrowings under the credit lines would become repayable if Fortissimo Capital ceases to be the company controlling shareholder (which for this purpose generally requires Fortissimo Capital to continue to hold 25% of the company outstanding ordinary shares).

As of the date of these financial statements, the Company does not have any borrowings under the lines of credit. The Company is in compliance with the financial covenants.

c.	Purchase commitments:

The Company estimates that at December 31, 2015, it had $ 12,441 of purchase commitments for goods and services from vendors.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	Litigation:

From time to time, the Company is party to various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

In February 2015, one of the Company's distributors, which, accounted for 25% and 18% of the Company's revenues in 2014 and 2015, respectively, received a letter claiming patent infringement in connection with the sale of one of the Company's systems. The letter included copy of the complaint filed against the distributor with the U.S. District Court for the Middle District of Florida.

The Company's agreement with the distributor contains an undertaking by the Company to indemnify the distributor against claims by third parties alleging that the Company's products infringe third party intellectual property rights.

In December 2015, the parties reached a settlement agreement in which the Company is obligated to pay $ 90, which is accrued for.

e.	Royalty Commitments:

1.	Under the Company's agreement for purchasing print heads and other products, which was amended and restated in 2015, the Company is obligated to pay royalties at a rate set forth in the agreement up to an agreed maximum amount of the Company’s annual ink revenues.

Royalties'- expenses for the years ended December 31, 2013, 2014 and 2015 were $563, $590 and $625, respectively.

2.	The Company received research and development grants from the Office of the Chief Scientist (the "OCS"). In consideration for the research and development grants received from the OCS, the Company had undertaken to pay royalties as a percentage of revenues from products developed from research and development projects financed. The royalty rate is 3.5%. If the Company does not generate sales of products developed with funds provided by the OCS, the Company is not obligated to pay royalties or repay the grants.

Royalties are payable from the time of commencement of sales of all of these products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, and bears interest at the LIBOR rate.

The total research and development grants that the Company has received from the OCS as of December 31, 2015 were $ 168. The accumulated interest as of December 31, 2015 was $ 8. At the end of 2015 the Company decided to repay its grant in full to the OCS in the amount of $ 176, in addition to royalties paid during the year and settled its obligations to the OCS.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

f.	Guarantees:

As of December 31, 2015, the Company provided two bank guarantees of $ 204 in the aggregate for its rented facilities.

NOTE 9:-	SHAREHOLDERS' EQUITY

a.	Company's shares:

Ordinary shares:

Any ordinary share confers equal rights to dividends and bonus shares, and to participate in the distribution of surplus assets upon liquidation in proportion to the par value of each share regardless of any premium paid thereon, all subject to the provisions of the Company’s articles of association. Each ordinary share confers its holder the right to participate in the general meeting of the Company and one vote in the voting.

Preferred A-1 shares:

On April 8, 2015 the Company consummated its IPO and all preferred shares were converted to ordinary shares.

b.	Stock option plan:

A summary of the Company’s stock option activity and related information is as follows:

	Number of shares upon exercise	Weighted average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	2,578,328	$1.47	5.61	$21,909
Granted	771,083	$12.91	9.13	174
Exercised	(528,984)	$0.82	2.47	5,281
Forfeited	(51,423)	$4.29	6.57	-

Outstanding at end of year	2,769,004	$4.74	7.19	$18,580

Exercisable at end of year	1,092,935	$1.43	5.00	$10,254

Vested and expected to vest	2,581,392	$4.41	7.07	$17,931

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2015, $ 8,237 in unrecognized compensation cost related to stock options is expected to be recognized over a weighted average vesting period of 2.99 years.

The weighted average fair value of options granted during the years ended December 31, 2013, 2014 and 2015 was 2.47, 4.46 and 7.11 per share, respectively. The weighted average fair value of options vested during the year ended December 31, 2015 was $2.151.

c.	The options outstanding as of December 31, 2015, have been classified by exercise price, as follows:

	Options outstanding at December 31, 2015			Options exercisable at December 31, 2015
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

0.4-0.9	445,750	0.64	2.13	410,525	0.64	2.04
1.1-1.6	419,525	1.40	5.30	295,016	1.34	4.53
2.1-2.2	1,145,232	2.13	8.47	379,894	2.13	8.46
10	209,822	9.97	8.38	-	-	-
13.0-15.3	548,675	14.06	9.63	7,500	12.97	9.75

	2,769,004			1,092,935

d.	The Company’s Board approved option plans pursuant to which the Company is authorized to issue to employees, directors and officers of the Company and its subsidiaries (the “optionees”) options to purchase ordinary shares of NIS 0.01 par value each. Under the plans, options granted before 2014 generally vest in portions as follows: 50% of total options are exercisable two years after the date determined for each optionee, a further 25% three years after the date determined for each optionee and a 25% four years after the date determined for each optionee. Starting 2014, 25% of total options are exercisable one year after the date determined for each optionee and a further 6.25% at the end of each subsequent three month period for 3 years. Options that have vested are exercisable for up to 10 years from the grant date of the options to each employee.

During 2015, the Board of Directors approved an increase in the ordinary shares reserved for issuance to 3,889,173 ordinary shares. As of December 31, 2015, an aggregate of 1,130,259 ordinary shares were available for future grants.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2013	2014	2015
Numerator for basic and diluted net earnings per share:

Net income	$1,134	$3,023	$4,725

Weighted average shares outstanding, net of treasury stock:

Denominator for basic net earnings per share	8,953,565	8,969,588	24,633,369
Effect of dilutive securities:
Employee stock options	926,484	1,476,741	1,825,215

Denominator for diluted net earnings per share	9,880,049	10,446,329	26,458,584

Basic net earnings per share	$0.13	$0.34	$0.19

Diluted net earnings per share	$0.11	$0.29	$0.18

NOTE 11:-	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss):

	Unrealized gains (losses) on available- for-sale marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Year ended December 31, 2015:
Beginning balance	-	-	$(146)	$(146)
Other comprehensive income (loss) before reclassifications	$(227)	$5	$118	$(104)
Amounts reclassified from accumulated other comprehensive income (loss)	-	(33)	-	(33)
Net current period other comprehensive income (loss)	(227)	(28)	118	(137)
Ending Balance	$(227)	$(28)	$(28)	$(283)

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME

a.	Tax rates:

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2013– 25%, 2014 and 2015 -. 26.5%

On January 4, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate) which consists of the reduction of the corporate tax rate from 26.5% to 25%, effective January 1, 2016.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

The Company’s production facilities in Israel have been granted “Beneficiary Enterprise” status under the Law. The Companies have been granted the “Alternative Benefit Track” under which the main benefits are a tax exemption for undistributed income and a reduced tax rate.

The duration of tax benefits is subject to a limitation of the earlier of 12 years from commencement of production, or 14 years from the approval date. The Israeli Companies began to utilize such tax benefits in 2010.

The entitlement to the above benefits is conditional upon the Company and its subsidiary fulfilling the conditions stipulated by the Law and regulations published. In the event of failure to comply with these conditions, the benefits may be partially or fully canceled and the Company or its subsidiary may be required to refund the amount of the benefits, in whole or in part, plus a consumer price index linkage adjustments and including interest.

Income from sources other than the “Beneficiary Enterprise” are subject to the tax at the regular rate.

In the event of distribution of dividends from the above mentioned tax-exempt income, the amount distributed will be subject to the same reduced corporate tax rate that would have been applied to the Beneficiary Enterprise’s income.

In addition tax-exempt income attributed to the Beneficiary Enterprise will subject the Company to taxes upon distribution in any manner including complete liquidation.

The Company does not intend to distribute any amounts of its undistributed tax-exempt income as dividend. The Company and its board of directors intend to reinvest its tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Beneficiary Enterprise programs as the undistributed tax exempt income is essentially permanent by reinvestment.

As of December 31, 2015, tax-exempt income of $36,704 is attributable to the Company’s and its subsidiary’s various Beneficiary Enterprise programs. If such tax exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and $9,176 would be incurred as of December 31, 2015.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME (Cont.)

A January 2011 amendment to the Law sets alternative benefit tracks to those previously in place, as follows: an investment grants track designed for enterprises located in national development zone A and two new tax benefits tracks (“Preferred Enterprise” and “Special Preferred Enterprise”), which provide for application of a unified tax rate to all preferred income of the company, as defined in the Law.

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Law) effective as of January 1, 2011 and thereafter. A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership that: (a) was registered under the Partnerships Ordinance; (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities, which, among other things, has

Preferred Enterprise status and are controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate flat tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate were reduced to 12.5% and 7%, respectively, in 2013 and increased to 16% and 9% in 2014 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% (20% from 2014) or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Law as amended in 2011. The Company has examined the possible effect, of these provisions of the 2011 Amendment on its financial statements and has decided, not to opt to apply the new benefits under the 2011 Amendment for the Israeli parent company and for its Israeli subsidiary it elected to apply the benefit under the 2011 Amendment.

Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:

The Israeli companies are an “Industrial Company” as defined by the Israeli Law for the Encouragement of Industry (Taxation), 1969, and, as such, are entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME (Cont.)

c.	Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

Taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. The Company’s board of directors has determined that the Company does not currently intend to distribute any amounts of its undistributed earnings as dividend. The Company intends to reinvest these earnings indefinitely in the foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2015 was $3,052.

d.	Final tax assessments:

The Company and its Israeli subsidiary received final tax assessments through 2010. The U.S subsidiary received final tax assessment through 2010 and the German and the Hong Kong Subsidiaries have not received a final tax assessment since inception.

e.	Carryforward losses for tax purposes:

Carryforward operating tax losses of the Company’s Israeli subsidiary total approximately $16,481 as of December 31, 2015 and may be used indefinitely.

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's and its subsidiaries' deferred tax liabilities and assets are as follows:

	December 31,
	2014	2015

Carryforward tax losses	$1,349	$1,536
Temporary differences	1,715	2,086

Deferred tax assets before valuation allowance	3,064	3,622
Valuation allowance	2,741	3,287

Net deferred tax asset	323	335

Deferred tax liability	122	77

Net deferred tax assets	$201	$258

The net change in the valuation allowance primarily reflects an increase in deferred tax assets on net operating and other temporary differences for which full valuation allowance is recorded.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME (Cont.)

g.	Taxes on income are comprised as follows:

	Year ended December 31,
	2013	2014	2015

Current taxes	$1,435	$914	$766
Deferred taxes	(42)	(132)	(57)

	$1,393	$782	$709

Domestic	$1,012	$201	$(113)
Foreign	381	581	822

	$1,393	$782	$709

	Year ended December 31,
	2013	2014	2015
Domestic taxes:

Current taxes	$1,012	$201	$(113)

Foreign taxes:

Current taxes	423	713	879
Deferred taxes	(42)	(132)	(57)

	381	581	822

Taxes on income	$1,393	$782	$709

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME (Cont.)

h.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	Year ended December 31,
	2014	2015

Beginning of year	$1,075	$1,187
Decrease related to prior years’ positions		(113)
Increase related to current year positions	112

Balance at December 31	$1,187	$1,074

As of December 31, 2015, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

During the years ended December 31, 2013, 2014 and 2015, an amount of $75 $(79) and $26, respectively, was added to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years' uncertain tax positions. As of December 31, 2014 and 2015, the Company had accrued interest related to uncertain tax positions in the amounts of $82 and $96 respectively, which is included within income tax accrual on the balance sheets.

Exchange rate differences are recorded within financial income, net, while interest is recorded within income tax expense.

The Company believes that it has adequately provided for any reasonably foreseeable outcome related to tax audits and settlement. The final tax outcome of its tax audits could be different from that which is reflected in the Company's income tax provisions and accruals. Such differences could have a material effect on the Company's income tax provision and net income in the period in which such determination is made.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME (Cont.)

i.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2013	2014	2015
Income before taxes, as reported in the consolidated statements of income	$2,527	$3,805	$5,434

Theoretical tax expense on the above amount at the Israeli statutory tax rate	$632	$1,008	$1,440
Tax adjustment in respect of different tax rate of foreign subsidiaries	98	44	101
Non-deductible expenses and other permanent differences	79	190	184
Deferred taxes on losses and other temporary differences for which valuation allowance was provided, net	1,691	218	546
Stock compensation relating to stock options per ASC No. 718	44	238	606
Beneficiary enterprise benefits (*)	(1,157)	(510)	(1,685)
Foreign exchange differences (**)	-	(96)	(375)
Increase (decrease) in other uncertain tax positions—net	-	112	(113)
Other	6	5	5

Actual tax expense	$1,393	$782	$709

(*) Basic earnings per share amounts of the benefit resulting from the "Beneficiary Enterprise" status	0.13	0.06	0.19

Diluted earnings per share amounts of the benefit resulting from the "Beneficiary Enterprise" status	0.12	0.05	0.17

(**) Results for tax purposes are measured under, Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985, in terms of earnings in NIS. As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual changes in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with ASC 740-10-25-3(F), the Company has not provided deferred income taxes in respect of the difference between the functional currency and the tax bases of assets and liabilities.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME (Cont.)

j.	Income before income taxes is comprised as follows:

	Year ended December 31,
	2013	2014	2015

Domestic	$1,532	$2,212	$3,204
Foreign	995	1,593	2,230

Income before income taxes	$2,527	$3,805	$5,434

NOTE 13:-	GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents total revenues for the years ended December 31, 2013, 2014 and 2015 and long-lived assets as of December 31, 2014 and 2015:

	Year ended December 31,
	2013	2014	2015
Revenues from sales to customers located in:

United States	$22,022	$33,188	$45,605
America – (non-U.S)	5,732	3,564	3,185
EMEA	14,311	18,004	21,600
Asia Pacific – other	7,330	11,608	16,015

	$49,395	$66,364	$86,405

	December 31,
	2014	2015
Long-lived assets, by geographic region:

America (principally the United States)	$304	$314
Israel	2,961	3,851
EMEA	145	275
Asia Pacific	250	338

	$3,660	$4,778

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	GEOGRAPHIC INFORMATION (Cont.)

Major distributors data as a percentage of total revenues:

The following table sets forth the distributors that represented 10% or more of the Company’s total revenues in each of the periods set forth below

	Year ended December 31,
	2013	2014	2015

Customer A	20%	25%	18%
Customer B	13%	15%	15%

NOTE 14:-	SELECTED STATEMENTS OF INCOME DATA

a.	Financial expenses, net:

	Year ended December 31,
	2013	2014	2015
Financial income:

Interest on bank deposits and other	$19	$8	$156
Foreign currency translation differences	425	811	18

Interest on marketable securities	-	-	260

	444	819	434
Financial expenses:

Bank charges	(117)	(166)	(160)
Foreign currency translation differences	(787)	(668)	(495)
Amortization of premium	-	-	(113)

Total financial expense:	$460	$15	$334

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company's policy is to enter into transactions with related parties on terms that, on the whole, are no less favorable, than those available from unaffiliated third parties. Based on the Company experience in the business sectors in which it operates and the terms of its transactions with unaffiliated third parties, the Company believe that all of the transactions described below met this policy standard at the time they occurred.

Fortissimo Capital Fund II (GP), L.P ("Fortissimo")

Fortissimo is the controlling shareholder of the Company. Pursuant to a management fee agreement between the Company and Fortissimo, the Company was required to pay Fortissimo an annual fee of $120 plus an amount equal to 5% of the Company’s net income, as defined in the management services agreement, up to a maximum of $250 per year. During the years ended December 31, 2013, 2014 and 2015 the Company recorded an expense of $120, $160 and $30, respectively, in respect of payments to Fortissimo.

In March 2015 the Company and Fortissimo agreed to terminate the management service agreement upon the consummation of an IPO. Under the agreement the Company agreed to pay Fortissimo a one-time payment of $750.

- - - - - - - - - - - - - - - - - - - -