Form 20-F/A
period 2015-12-31
Kornit Digital Ltd.
filed 2016-04-14
CIK 1625791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

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

☐ Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer: ☐	Accelerated filer: ☐	Non-accelerated filer: ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐  ITEM 17     ☐  ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes      ☒ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (this “Form 20-F/A”) is being filed to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed by Kornit Digital Ltd. (the “Company”) on March 17, 2016 (the “2015 Form 20-F”). This Form 20-F/A is being filed solely to:

1.	File Exhibit 4.9 to the 2015 Form 20-F; and
2.	File the Interactive Data File as Exhibit 101 to the 2015 Form 20-F in accordance with Rule 405 of Regulation S-T. Exhibit 101 provides the financial statements from the 2015 Form 20-F formatted in XBRL (eXtensible Business Reporting Language).

No other changes have been made to the 2015 Form 20-F. This Form 20-F/A does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way the disclosures made in the original 2015 Form 20-F.

ITEM 19.	Exhibits.

Please see the exhibit index incorporated herein by reference.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KORNIT DIGITAL LTD.

By:	/s/ Guy Avidan
Name:	Guy Avidan
Title:	Chief Financial Officer

Date: April 14, 2016

3

AMENDMENT NO. 1 TO
ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit No.	Description
4.9	OEM Supply Agreement, dated December 3, 2015, among the Registrant and FujiFilm Dimatix, Inc.*
12.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document Extension Label Linkbase Document

*	Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

4