Form 20-F
period 2016-12-31
Kornit Digital Ltd.
filed 2017-03-30
CIK 1625791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-36903

KORNIT DIGITAL LTD.

(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

12 Ha’Amal St.

Rosh-Ha’Ayin 4809246, Israel

(Address of principal executive offices)

Guy Avidan
Chief Financial Officer

Kornit Digital Ltd.

12 Ha’Amal St.

Rosh-Ha’Ayin 4809246, Israel

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

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2016, the registrant had outstanding:

30,989,873 ordinary shares, par value NIS 0.01 per share

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

☒ Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer: ☐	Accelerated filer: ☒	Non-accelerated filer: ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

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

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we expect, project, believe, anticipate, intend or project will or may occur in the future. The statements that we make regarding the following matters are forward-looking by their nature:

●	our expectations regarding the expansion of our servable addressable market;

●	our expectations regarding our future gross margins and operating expenses;

●	our expectations regarding our growth and overall profitability;

●	our expectations regarding the impacts of variability on our future revenues;

●	our expectations regarding drivers of our future growth, including anticipated sales growth, penetration of new markets, and expansion of our customer base;

●	our plans to expand into continue our expansion into new product markets;

●	our plans to continue to invest in research and development to introduce new systems and improved solutions;

●	our expectations regarding the success of our new products and systems;

●	the impact of government laws and regulations;

●	our expectations regarding our anticipated cash requirements for the next 12 months;

●	our plans to expand our international operations;

●	our plans to file and procure additional patents relating to our intellectual property rights and the adequate protection of these rights;

●	our plans to pursue strategic acquisitions or invest in complementary companies, products or technologies; and

●	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

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

USE OF TRADE NAMES

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. The “Kornit Digital” design logo and other trademarks or service marks of Kornit Digital Ltd. appearing in this annual report are the property of Kornit Digital Ltd. We have several other registered trademarks, service marks and pending applications relating to our solutions. Although we have omitted the “®” and “™” trademark designations for such marks in this annual report, all rights to such trademarks are nevertheless reserved. Other trademarks and service marks appearing in this annual report are the property of their respective holders. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

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

The selected consolidated statements of income data for the years ended December 31, 2014, 2015 and 2016 and selected consolidated balance sheet data as of December 31, 2015 and 2016 are derived from our audited consolidated financial statements appearing in ITEM 18. Financial Statements. The selected consolidated statements of income data for the year ended December 31, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 has been derived from our audited consolidated financial statements not appearing in this annual report. The historical results set forth below are not necessarily indicative of the results to be expected in future periods. Our financial statements have been prepared in accordance with GAAP.

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands, except share and per share data)
Consolidated Statements of Income:
Revenues	$39,167	$49,395	$66,364	$86,405	$108,694
Cost of revenues(1)	22,741	27,953	37,187	45,820	59,284
Gross profit	16,426	21,442	29,177	40,585	49,410
Operating expenses:
Research and development(1)	4,839	7,443	9,475	11,950	17,383
Sales and marketing(1)	4,668	7,734	10,616	13,367	18,338
General and administrative(1)	3,092	3,278	5,266	9,500	12,259
Total operating expenses	12,599	18,455	25,357	34,817	47,980
Operating income	3,827	2,987	3,820	5,768	1,430
Finance income (expenses), net	(285)	(460)	(15)	(334)	464
Income before taxes on income	3,542	2,527	3,805	5,434	1,476
Taxes on income	1,228	1,393	782	709	648
Net income	$2,314	$1,134	$3,023	$4,725	$828
Net earnings per ordinary share(2)
Basic	$0.26	$0.13	$0.34	$0.19	$0.03
Diluted	$0.24	$0.11	$0.29	$0.18	$0.03
Weighted average number of ordinary shares used in computing income per ordinary share(2)
Basic	8,953,565	8,953,565	8,969,588	24,633,369	30,562,255
Diluted	9,649,573	9,880,049	10,446,329	26,458,584	31,732,532

	As of December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$4,663	$5,329	$4,993	$18,464	$22,789
Working capital(3)	12,166	12,811	14,863	65,455	68,651
Total assets	24,407	31,627	34,714	123,352	140,046
Total long term liabilities	1,372	1,617	2,025	1,839	2,725
Total shareholders’ equity	14,311	15,608	19,351	100,262	107,188

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Share-based Compensation Expense:
Cost of revenues	$10	$11	$96	$306	$482
Research and development	13	21	86	281	217
Sales and marketing	36	66	207	537	654
General and administrative	18	28	508	1,259	1,641
Total share-based compensation expense	$77	$126	$897	$2,383	$2,994

(2)	Basic and diluted net earnings per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period. For additional information, see notes 2y and 11 to our consolidated financial statements included in ITEM 18. Financial Statements.

(3)	Working capital is defined as total current assets minus total current liabilities. In November 2015, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (ASU 2015-17), which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. We early adopted this standard in 2015 retrospectively and reclassified all of our current deferred tax assets to noncurrent deferred tax assets which has resulted in a change to previously published working capital amounts for the years ended December 31, 2012, 2013 and 2014.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business involves a high degree of risk. Please carefully consider the risks we describe below in addition to the other information set forth in this annual report and in our other filings with the SEC. These risks could materially and adversely affect our business, financial condition and results of operations. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Our Industry

If the market for digital textile printing does not develop as we anticipate, our sales may not grow as quickly as expected and our share price could decline.

The global printed textile industry is currently dominated by analog printing processes, the most common of which are screen printing and carousel printing. If the global printed textile industry does not more broadly accept digital printing as an alternative to analog printing, our revenues may not grow as quickly as expected, or may decline, and our share price could suffer. Widespread adoption of digital textile printing depends on the willingness and ability of businesses in the printed textile industry to replace their existing analog printing systems with digital printing systems. These businesses may decide that digital printing processes are less reliable, less cost-effective, of lower quality, or otherwise less suitable for their commercial needs than analog printing processes. For example, screen printing currently tends to be faster and less expensive than digital printing on a cost per print basis for larger production runs. Even if businesses are persuaded as to the benefits of digital printing, we do not know whether potential buyers of digital printing systems will delay their investment decisions. As a result, we may not correctly estimate demand for our solutions, which could cause us to fail to meet customer needs in a timely manner or fail to take advantage of economies of scale in the production of our solutions.

If our customers use alternative ink or other consumables in our systems, our gross margin could decline significantly, and our business could be harmed.

Our business model benefits significantly from recurring sales of our ink and other consumables for our existing and growing installed base of systems. Third parties could try to sell, and purchasers of our systems can seek to buy, alternative versions of our ink or other consumables. We have encountered limited instances of these activities by third parties in specific markets. Third-party ink and other consumables might be less expensive or otherwise more appealing to our customers than our ink and other consumables. Significant sales of third-party inks and other consumables to our customers could adversely impact our revenues and would have a more significant effect on our gross margins and overall profitability.

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

We face increased competition and if we do not compete successfully, our revenues and demand for our solutions could decline.

The principal competition for our digital printing systems comes from manufacturers of analog screen printing systems, textile printers and ink. Our principal competitor in the high throughput digital DTG market is Aeoon Technologies GmbH. We also face competition in this market from Brother International Corporation, Seiko Epson Corporation, Ricoh and a number of smaller competitors with respect to our entry level system. Our competitors in the R2R market include: Dover Corporation through its MS Printing Solutions S.r.l. subsidiary, Durst Phototechnik AG; Electronics for Imaging, Inc. through its Reggiani Macchine SpA subsidiary; Mimaki Engineering Co., Ltd.; and a number of smaller competitors. Some of our current and potential competitors have larger overall installed bases, longer operating histories and greater name recognition than we have. In addition, many of these competitors have greater sales and marketing resources, more advanced manufacturing operations, broader distribution channels and greater customer support resources than we have. Some of our competitors in the R2R market have become increasingly interested in moving from rotary screen printing to digital printing and have broadened their product offering by merging with or acquiring other companies in the R2R market. Current and future competitors may be able to respond more quickly to changes in customer demands and devote greater resources to the development, promotion and sale of their printers and ink and other consumables than we can. Our current and potential competitors in both the DTG and R2R markets may also develop and market new technologies that render our existing solutions unmarketable or less competitive. In addition, if these competitors develop products with similar or superior functionality to our solutions at prices comparable to or lower than ours, we may be forced to decrease the prices of our solutions in order to remain competitive, which could reduce our gross margins.

A significant portion of our sales is concentrated among one of our independent distributors and a small number of customers, and our business would be adversely affected by a decline in sales to, or the loss of, this distributor or these customers.

Our distributor in the United States, Hirsch International Corporation, accounted for approximately 18% and 21% of our revenues in 2015 and 2016, respectively. We have entered into a non-exclusive distributor agreement with Hirsch with a term that ends in April 2017 subject to automatic renewal for successive one-year periods unless one party notifies the other party that it does not wish to renew the agreement. Hirsch may fail to devote the same level of attention to our solutions as it currently does, elect to distribute competitors’ products or be less successful than distributors of competitors’ products in their territories and, as a result, sales of our solutions may suffer. In addition, our relationship with Hirsch could be terminated with little or no notice if Hirsch becomes subject to bankruptcy or other similar proceedings or otherwise becomes unable or unwilling to continue its business relationship with us, and we may not be able to find a qualified and successful replacement in a timely manner. Additionally, a default by Hirsch at a time that it has a significant receivables balance with us could harm our financial condition. For the year ended December 31, 2016, Amazon Corporate LLC, a subsidiary of Amazon.com, Inc., accounted for approximately 16% of our revenues (net of $2.0 million related to the fair value of warrants issued to an affiliate of Amazon). Our ten largest customers accounted for approximately 65% of our revenues for the year ended December 31, 2016. The loss of either this distributor or customer, or another one of our significant customers, or variability in their order flows could materially adversely affect our revenues. Due to the concentration of our revenues with this distributor and customer, any such event could have a material adverse effect on our results of operations.

Our operating results are subject to seasonal variations, which could cause the price of our ordinary shares to decline.

Our business is seasonal. The fourth quarter has historically been our strongest quarter in terms of revenues and the first quarter has been our weakest. This seasonality coincides with holiday spending, which is at its highest at the end of the year, especially in the United States and Europe. In the last three fiscal years, we have continuously increased our operating expenses throughout the year, and as such, the expense run rate at which we have ended each year is significantly higher than where we started the given year. The carryover of such costs into the first quarter of the following year results in downward pressure on operating margins, which is compounded by seasonally lower revenue in the first quarter compared to other quarters.

In addition, during the fourth quarter, when customer spending is at its highest levels, we enjoy a more favorable revenue mix, generating greater revenues from the sales of ink and other consumables than in the first quarter. Since sales of ink and other consumables generate higher gross margins than systems sales, gross margin in the fourth quarter tends to be higher than gross margin in the first quarter, when our customers typically reduce their system utilization rates significantly, and thereby purchase less ink and other consumables. This impact leads to a reduction in overall operating margins. As we continue to focus our sales efforts on larger accounts, and as we continue to invest in the growth of our business, the impact of this seasonal decline in revenues generated from sales of ink and other consumables may have a more pronounced impact on gross margins and operating margins.

Our quarterly results of operations have fluctuated in the past and may fluctuate in the future due to variability in our revenues.

Our revenues and other results of operations have fluctuated from quarter to quarter in the past and could continue to fluctuate in the future. Our revenues depend in part on the sale and delivery of our systems, and we cannot predict with certainty when sales transactions for our systems will close or when we will be able to recognize the revenues from such sales, which generally occurs upon delivery and installation of our systems. Customers that we expect to purchase our systems may delay doing so due to a change in their priorities or business plans, including as a result of adverse general economic conditions that may disproportionately impact the ability of the small businesses that constitute a significant portion of our customer base to expend capital or access financing sources. Such conditions could also force us to reduce our prices or limit our ability to profit from economies of scale, which could harm our gross margins. As a result of these factors, we may fail to meet market expectations for any given quarter if sales that we expect for that quarter are delayed until subsequent quarters. Our Allegro and Vulcan systems are offered at a higher average selling price than our other systems and, as a result, have longer sales cycles. The closing of one or more large transactions in a particular quarter may make it more difficult for us to meet market expectations in subsequent quarters, and our failure to close one or more large transactions in a particular quarter could adversely impact our revenues for that quarter. In addition, we may experience slower growth in our gross margins as our new systems gain commercial acceptance. Our gross margins may also fluctuate based on the regions in which sales of these systems occur.

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

Our contractual arrangements with Amazon, a significant customer, contain a number of material undertakings by us and other agreements the impact of which cannot be fully predicted in advance.

In January 2017, we entered into a master purchase agreement with an affiliate of Amazon.com, Inc. governing our sales of our systems and ink and other consumables at agreed upon prices that vary based on sales volumes. We also agreed to provide maintenance services and extended warranties to Amazon at agreed prices. The term of the agreement is five years beginning on May 1, 2016 and extends automatically for additional one year periods unless terminated by Amazon. We have issued to an affiliate of Amazon warrants to purchase up to 2,932,176 of our ordinary shares.

Our contractual agreements with Amazon contain a number of material undertakings and other arrangements:

●	Our revenues are presented net of the relative value of the warrants in each particular period related to the revenues recognized. Since the value of the warrants depends, in part, on the price of our shares and their volatility, our net revenues may fluctuate due to the non-cash impact of the value of the warrant on our gross revenues.

●	We have agreed to provide a rebate to Amazon based on the number of systems and amount of ink and other consumables Amazon purchases. The timing and scale of any such rebate may be difficult to predict and may cause fluctuations in our quarterly and annual revenues, gross profit and operating profit.

●	We are required to notify Amazon 12 months in advance if we intend to stop supporting one of the products or services that we supply to Amazon and to continue to manufacture the product or provide such service during such 12 month period. Subject to certain exceptions, we are required to continue to supply ink in such quantities as Amazon requires for at least 36 months after the earlier of (1) the end of the term of the master purchase agreement or (2) 18 months following the purchase of the last product sold pursuant to the agreement.

The impact of the provisions listed above cannot be fully predicted in advance and could, in certain circumstances, adversely impact our business or results of operations.

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

●	The print heads for our systems are supplied by a sole supplier, FujiFilm Dimatix, Inc., or FDMX. We entered into an agreement with FDMX in 2015, pursuant to which FDMX is continuing to sell us certain off-the-shelf print heads and additional products, all of which FDMX regularly sells to providers of inkjet systems. The agreement provides that beginning with the start of the first one-year renewal period, FDMX may increase the prices of the products that we purchase from it upon 90-days’ prior notice, subject to certain conditions. The agreement renews automatically for successive one-year periods, but FDMX or we can terminate the agreement upon 90 days’ notice prior to the end of the then current term. Our current agreement terminates in December 2019 and provides for one three-year renewal period and for further one-year renewal periods thereafter. Our agreement further provides that FDMX may, at its option, discontinue products supplied under the agreement, provided that we are given one year notice of the planned discontinuance and are provided with an end of life purchase program.

●	A chemical used in some of our inks is supplied by B.G. (Israel) Technologies Ltd., or BG Bond, a subsidiary of Ashtrom Ltd., a large public Israeli industrial company. We entered into an agreement with BG Bond in December 2016 pursuant to which we agree to purchase and BG Bond agrees to produce this chemical at set prices. In exchange for an upfront payment, which is refundable upon the purchase of the chemical, BG Bond agreed to install additional equipment dedicated to the production of the chemical. The agreement is for a term of five years or until we purchase a certain agreed upon minimum quantity and cannot be terminated by us other than in case of material breach by BG Bond. For some of our inks, this chemical is supplied by The Dow Chemical Company, a multinational producer of chemicals and other compounds. We currently purchase these chemicals from the Dow Chemical Company on a purchase order basis.

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

We manufacture our ink and other consumables at our facility in Kiryat Gat, Israel. We also rely on contract manufacturing services provided by ITS Industrial Techno Logic Solutions Ltd. and Flex Israel Ltd., which are also in Israel, to assemble our systems. We expect that almost all of our revenues in the near term will be derived from the systems and ink and other consumables manufactured at these facilities. If operations in any of these facilities were to be disrupted due to a major equipment failure or power failure lasting beyond the capabilities of backup generators or other events outside of our reasonable control, our manufacturing capacity could be shut down for an extended period, we could experience a loss of raw materials or finished goods inventory and our ability to operate our business would be harmed. In addition, in any such event, the repair or reconstruction of our or our third-party manufacturers’ manufacturing facilities and storage facilities could take a significant amount of time. During this period, we or our third-party manufacturers would be unable to manufacture some or all of our systems or we may not be able to produce our ink and other consumables. In addition, at any given moment we have only a limited inventory of our systems and ink and other consumables that we can supply to our customers in the event that our manufacturing is disrupted.

Systems we introduced during the past two years or that are in development may not achieve market acceptance or gain adequate market share.

Since 2015, we introduced two new systems to the market. We began selling our Allegro system commercially in the R2R market in the second quarter of 2015. During 2016, we commercially launched our new system, the Vulcan, which is a digital alternative for carousel screen printing within the DTG segment. We cannot ensure that the significant investments that we have made in distribution, sales and customer service teams to launch the new systems will enable us to continue to market, sell and distribute the systems as planned. Market acceptance of the new systems will depend on, among other things, the systems demonstrating a real advantage over existing printers, the success of our sales and marketing teams in creating awareness of the systems, the sales price and the return on investment of the systems relative to alternative printers, customer recognition of the value of our technology, the effectiveness of our marketing campaigns, and the general willingness of potential customers to try new technologies. In the event that we are unable to achieve market acceptance of our new systems, our growth and future prospects may be adversely affected.

Our operating and net profit margins could decline further in the near-term if we fail to execute on our growth strategies.

Our operating margin declined from 6.7% in 2015 to 1.3% in 2016. Our growth strategies, many of which are aimed at improving our operating and net profit margins, include increasing sales to existing customers, acquiring new high volume customers, capitalizing on growth in our targeted markets and extending our serviceable addressable market by continuing to enhance our solutions. If we do not execute these strategies successfully, it could adversely impact our revenues and have a negative impact on our operating and net profit margins.

Our business and operations may be negatively affected if we fail to effectively manage our growth.

We have experienced significant growth in a relatively short period of time and intend to continue to grow our business. Our revenues grew from $66.4 million in 2014 to $108.7 million in 2016. Our headcount increased from 251 as of December 31, 2014 to 390 as of December 31, 2016. We plan to hire additional employees across all areas of our company. Our rapid growth has placed significant demands on our management, sales and operational and financial infrastructure, and our growth will continue to place significant demands on these resources. Further, in order to manage our future growth effectively, we must continue to improve and expand our IT and financial infrastructure, operating and administrative systems and controls and efficiently manage headcount, capital and processes. We may not be able to successfully implement these improvements in a timely or efficient manner, and our failure to do so may materially impact our projected growth rate.

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

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels, or NIS. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. To protect against an increase the dollar-denominated value of expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program, which seeks to hedge a portion of the economic exposure associated with our anticipated NIS-denominated expenses using derivative instruments. We expect that the substantial majority of our revenues will continue to be denominated in U.S. dollars for the foreseeable future and that a significant portion of our expenses will continue to be denominated in NIS. We cannot provide any assurances that our hedging activities will be successful in protecting us in full from adverse impacts from currency exchange rate fluctuations since we only plan to hedge a portion of our foreign currency exposure, and we cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. For example, based on annual average exchange rates, the dollar depreciated 0.9% and appreciated 8.6% against the NIS in 2014 and 2015, respectively, and depreciated by 1.1% against the NIS in 2016. During these periods, there was deflation in Israel of 0.2%, 1.0% and 0.2% in 2014, 2015 and 2016, respectively. If the dollar cost of our operations increases, our dollar-measured results of operations will be adversely affected. See “ITEM 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.”

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

As of December 31, 2016, we owned nine issued patents in the United States and 12 provisional or pending U.S. patent applications, along with ten pending non-U.S. patent applications. We also had ten patents issued in non-U.S. jurisdictions, and six pending Patent Cooperation Treaty patent applications, which are counterparts of our U.S. patent applications. The non-U.S. jurisdictions in which we have issued patents or pending applications are China, the European Union or European countries of the European Union, Hong Kong, Israel and India. We may file additional patent applications in the future. The process of obtaining patent protection is expensive, time-consuming, and uncertain, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others through administrative processes or litigation resulting in patent claims being narrowed, invalidated, or unenforceable. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. Our policy is to require our employees (and our consultants and service providers, including third-party manufacturers of our systems and components, that develop intellectual property included in our systems) to execute written agreements in which they assign to us their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but we cannot assure you that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement and pursue infringement claims in certain circumstances in relevant jurisdictions, all of which are costly and time-consuming. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights.

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

We have in the past and may in the future become subject to third-party claims that assert that our solutions, services and intellectual property infringe, misappropriate or otherwise violate third-party intellectual property or other proprietary rights.

Intellectual property disputes can be costly and disruptive to our business operations by diverting the attention and energies of management and key technical personnel, and by increasing our costs of doing business. Even if a claim is not directly against us, our agreements with distributors generally require us to indemnify them against losses from claims that our products infringe third-party intellectual property rights and entitle us to assume the defense of any claim as part of the indemnification undertaking. Our assumption of the defense of such a claim may result in similar costs, disruption and diversion of management attention to an extent similar to that of a claim that is asserted directly against us. We may not prevail in any such dispute or litigation, and an adverse decision in any legal action involving intellectual property rights could harm our intellectual property rights and the value of any related technology or limit our ability to execute our business.

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

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee proprietary rights. The Patent Law also provides under Section 134 that if there is no agreement between an employer and an employee as to whether the employee is entitled to consideration for service inventions, and to what extent and under which conditions, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine these issues. Section 135 of the Patent law provides criteria for assisting the Committee in making its decisions. According to case law handed down by the Committee, an employee’s right to receive consideration for service inventions is a personal right and is entirely separate from the proprietary rights in such invention. Therefore, this right must be explicitly waived by the employee. A decision handed down in May 2014 by the Committee clarifies that the right to receive consideration under Section 134 can be waived and that such waiver can be made orally, in writing or by behavior like any other contract. The Committee will examine, on a case by case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, nor the criteria or circumstances under which an employee’s waiver of his right to remuneration will be disregarded. Similarly, it remains unclear whether waivers by employees in their employment agreements of the alleged right to receive consideration for service inventions should be declared as void being a depriving provision in a standard contract. We generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such service inventions beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions.

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

Based on our current business plan, we believe our cash flows from operating activities and our existing cash resources will be sufficient to meet our currently anticipated cash requirements through the next 12 months without drawing on our lines of credit or using significant amounts of the net proceeds from our initial public offering and our recently completed follow-on offering. Nevertheless, to the extent our anticipated cash requirements change, we may seek additional funding in the future. This funding may consist of equity offerings, debt financings or any other means to expand our sales and marketing capabilities, develop our future solutions or pursue other general corporate purposes. Securing additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to market our current solutions and develop and sell future solutions. Additional funding may not be available to us on acceptable terms, or at all.

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

Risks Related to Our Ordinary Shares

Our share price may be volatile.

Our ordinary shares were first offered publicly in our initial public offering in April 2015 at a price of $10.00 per share, and our ordinary shares have subsequently traded as high as $18.50 and as low as $8.10 through March 20, 2017. The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

●	actual or anticipated variations in our and/or our competitors’ results of operations and financial condition;

●	variance in our financial performance from the expectations of market analysts;

●	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions, strategic relationships or expansion plans;

●	changes in the prices of our solutions;

●	our involvement in litigation;

●	our sale of ordinary shares or other securities in the future;

●	market conditions in our industry;

●	changes in key personnel;

●	the trading volume of our ordinary shares;

●	changes in the estimation of the future size and growth rate of our markets; and

●	general economic and market conditions.

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

Fortissimo Capital has a significant influence over matters requiring shareholder approval, which could delay or prevent a change of control.

As of February 28, 2017, Fortissimo Capital beneficially owns approximately 26.3% of our ordinary shares.

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

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

Future sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Shares held by our pre-IPO shareholders are now eligible for sale under Rule 144 of the Securities Act, which could cause additional downward pressure on the market price of our ordinary shares.

Fortissimo Capital is entitled to require that we conduct underwritten offerings under the U.S. Securities Act of 1933 with respect to the resale of its shares into the public markets. In addition, Amazon is also entitled to certain registration rights starting on January 10, 2018. All shares sold pursuant to an offering covered by a registration statement will be freely transferable except if purchased by an affiliate. See “ITEM 7.B — Related Party Transactions — Investors’ Rights Agreement.” and “ITEM 10.C – Material Contracts – Agreements with Amazon.”

As of December 31, 2016, options to purchase 1,009,118 ordinary shares granted to employees and office holders were vested and exercisable. We have filed registration statements on Form S-8 under the Securities Act registering ordinary shares that we may issue under our share incentive plans, of which as of December 31, 2016 there were options to purchase 2,733,166 shares outstanding. Shares included in such registration statements may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

Under Section 404 of the Sarbanes-Oxley Act and as an emerging growth company, we are currently not required to obtain an auditor attestation regarding our internal control over financial reporting.

We are required to comply with the evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act with respect to internal control over financial reporting as of this annual report. Once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above, our independent registered public accounting firm will need to attest to the effectiveness of our internal control over financial reporting under Section 404. To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we may need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. If any such failure were to occur, we may be required to take remedial actions and make required changes to our internal control over financial reporting and we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on historic and certain estimates of our gross income, gross assets and market capitalization (which may fluctuate from time to time) and the nature of our business, we believe we were not a PFIC for the taxable year ending 2016 and we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2017. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our 2017 taxable year until after the close of the year. There can be no assurance that we will not be considered a PFIC for any taxable year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “ITEM 10.E Taxation and Government Programs—U.S. Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of sales of our ordinary shares. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. For a more detailed discussion, see “ITEM 10.E Taxation and Government Programs—U.S. Federal Income Taxation—Passive Foreign Investment Company Considerations.”

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

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2016, we had 249 employees based in Israel, certain of whom may be called upon to perform up to 54 days in each three year period (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively, in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

We and our wholly-owned Israeli subsidiary, Kornit Digital Technologies Ltd., or Kornit Technologies, are entitled to various tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law. As a result of this status, the effective tax rate for our taxable income generated in Israel is expected to be between zero and 5% in 2016. However, if we do not meet the requirements for maintaining these benefits, the tax benefits may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which was 26.5% in 2014 and 2015, 25% in 2016, and is currently set at 24% for 2017 and 23% for 2018 and thereafter. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, as adjusted by the Israeli consumer price index, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current beneficiary enterprises receive may not be continued in the future at their current levels or at all. If these tax benefits would be reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs. See “ITEM 5. Operating and Financial Review and Prospects - Taxation and Israeli Government Programs Applicable to our Company — Law for the Encouragement of Capital Investments, 5719-1959.”

We received Israeli government grants for certain research and development activities. The terms of those grants restrict our ability to transfer manufacturing operations or technology outside of Israel.

Our research and development efforts were financed in part through grants from the Israeli National Authority for Technological Innovation, or the Innovation Authority (previously known as the Israeli Office of the Chief Scientist), which we repaid in full in 2015. Even though we have fully repaid our Innovation Authority grants, we must nevertheless continue to comply with the requirements of the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and related regulations, or collectively, the Innovation Law.

When a company develops know-how, technology or products and related services using grants provided by the Innovation Authority, the terms of these grants and the Innovation Law, among others, restrict the transfer outside of Israel of such Innovation Authority-supported know-how (including by a way of license for research and development purposes), the transfer inside Israel of such know-how and the transfer of manufacturing or manufacturing rights of such products, and technologies outside of Israel, without the prior approval of the Innovation Authority. We may not receive those approvals.

Although we have repaid our grants in full, we remain subject to the restrictions set forth under the Innovation Law, including:

●	Transfer of know-how outside of Israel. Transfer of the know-how that was developed with the funding of the Innovation Authority outside of Israel requires prior approval of the Innovation Authority, and, in certain circumstances, the payment of a redemption fee, which cannot exceed 600% of the grant amount plus interest. Upon payment of such fee, the know-how and the production rights for the products supported by such funding cease to be subject to the Innovation Law.

●	Local manufacturing obligation. The terms of the grants under the Innovation Law require that the manufacturing of products resulting from the Innovation Authority funded programs are carried out in Israel, unless a prior written approval of the Innovation Authority is obtained. Such approval may be given in special circumstances and upon the fulfillment of certain conditions set forth in the Innovation Law, including payment of increased royalties. Such approval is not required for the transfer of less than 10% of the manufacturing capacity in the aggregate, and in such event, a notice to the Innovation Authority is required.

●	Certain reporting obligations. A recipient of a grant or a benefit under the Innovation Law is required to notify the Innovation Authority of events enumerated in the Innovation Law.

These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer manufacturing activities with respect to any product or technology outside of Israel; however, they do not restrict the export of our products that incorporate know how funded by the Innovation Authority. Furthermore, the consideration available to our shareholders in a sale transaction involving the actual transfer outside of Israel of technology or know-how developed with funding by the Innovation Authority pursuant to a merger or similar transaction may be reduced by any amounts that we are required to pay to the Innovation Authority. Failure to comply with the requirements under the Innovation Law may subject us to mandatory repayment of grants received by us, together with interest and penalties, as well as expose us to criminal proceedings.

We have received grants from the Office of the Chief Scientist prior to an extensive amendment to the Innovation Law that came into effect as of January 1, 2016, or the Amendment, which may also affect the terms of existing grants. The Amendment provides for an interim transition period, which has not yet expired, after which time our grants will be subject to terms of the Amendment and the Innovation Authority’s new guidelines, if and when issued. Furthermore, the Innovation Law following the Amendment includes new provisions with respect to sanctions imposed for violations of the Innovation Law. Under the Innovation Law, as amended by the Amendment, the Innovation Authority has the power to modify the terms of existing grants. Such changes, if introduced by the Authority in the future, may impact the terms governing our grants. As of the date of this prospectus supplement, we are unable to assess the effect of such changes, if any, on our business.

Provisions of Israeli law and our articles may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital, otherwise, the acquirer may not own more than 90% of a company’s issued and outstanding share capital. Completion of the tender offer also requires approval of a majority in number of the offerees that do not have a personal interest in the tender offer, unless at least 98% of the company’s outstanding shares are tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition. See “ITEM 10.B — Articles of Association — Acquisitions under Israeli Law.”

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

We are incorporated in Israel. The majority of our directors and executive officers reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court. It may be difficult to enforce a judgment of a U.S. court against us, our officers and directors or the Israeli experts named in this prospectus supplement in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

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

Principal Capital Expenditures

Capital expenditures for purchase of property, plant and equipment and the digital direct to garment printing assets of SPSI Inc., were $1.9 million, $2.9 million and $14.7 million in the years ended December 31, 2014, 2015 and 2016, respectively. Capital expenditures in the year ended December 31, 2016 included $9.2 million with respect to the purchase of the digital direct-to-garment printing assets of SPSI Inc. and $5.5 million in property, plant and equipment.

B.	Business Overview

Industry

Overview

The global textile and garment industry, including textile, clothing, footwear and luxury fashion, was worth nearly $3 trillion in 2015 and is projected to grow between 2% and 5% annually through 2020, according to a 2016 Digital Textile Printing Industry Forecast 2015-2020 report by InfoTrends, a provider of market intelligence on the digital imaging industry. The global printed textile industry represents a sub-segment of the global textile industry. The global printed textile industry involves printing on fabric rolls, finished garments and unsewn pieces of cut fabric at various stages along the value chain in the production of goods for the apparel, household, technical and display end markets.

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

We believe that the vast majority of the output of the global printed textile industry in 2016, which was projected to be approximately 32 to 33 billion square meters, was produced using analog print methods, specifically screen printing, carousels for printing on garments and rotary screen printers for printing on rolls of fabric. Our assessment is based on data provided in a 2016 report by Smithers Pira, a provider of market intelligence on the printed textile industry. The Pira report provides digital printing output estimates for 2016 and projects the analog printing output for 2016 as well as the annual digital textile printing growth rate through 2021, which we used to calculate a projected digital output of approximately 870 million square meters for 2016, representing 2.9% of total projected annual global printed textile output in 2016. According to the Pira report, initial growth rates in the digital textile printing market were more than 45% between 2004 and 2009, declining to an average CAGR of 25% between 2009 and 2012, an average CAGR of 18.8% between 2012 and 2014 and an average CAGR of 15.6% for 2014 to 2016 as the market became more mature and, in part, due to the impact of the global economic slowdown. Digital textile printing output is forecasted to grow at a 17.5% CAGR globally from 2016 to 2021 driven by projected CAGR over the same period of approximately 16.5% in North America, 15.0% in Western Europe, 13.5% in Eastern Europe and 20.1% in Asia according to the Pira report. Within digital textile printing, clothing applications represent the greatest amount of digital printed textile output and are projected to grow at a faster rate than household, technical and display applications.

We estimate that global revenue from digital textile printing equipment and ink will grow at a 15.7% CAGR between 2016 and 2021 based on the estimate of such revenue for 2016 and the projection for 2021, in each case, contained in the Pira report. There is currently a global installed base of approximately 42,000 digital textile printers.

Trends Impacting Digital Textile Printing

Evolving consumer behavior is driving the growth in digital printing as well as the shift to online retail. This behavior is motivated by increased demand for variety and complexity of images and designs as well as increased desire for customization and personalization. In order to distinguish themselves from the masses, consumers demand, and brand owners seek to supply, a wide range of styles that are innovative and diverse.

Apparel represents the largest segment of the online retail market and sales are highly influenced by rapidly changing consumer trends. We believe that four key trends are currently driving growth in both the online retail market and the demand for digital printing solutions:

●	Immediate Gratification. According to a 2016 report by Consumer Intelligence Research Partners, from 2013 to 2015 the number of Amazon customers in the United States willing to pay more in order to receive products faster more than doubled to 54 million. This change in consumer behavior is causing retailers to alter their approach to inventory management in order to retain the business of discrete shoppers. In addition to retooling their internal fulfillment capabilities, many retail brands have begun to leverage the capacity of third party online stores in order to meet customer demands for delivery speed and product quality. We believe that the industry will see an increase in proximity production, whereby traditional retailers will use more localized digital printing capacity in order to satisfy consumer demands.

●	Personal Expression. We believe consumers are increasingly seeking the ability to customize products by choosing preferred features from a menu of options, or the ability to personalize products by adding an individualized pattern. We believe this trend is driving the shift to digital printing and online retail in both our DTG and R2R end markets.

●	Influence of Social Media. The means through which customers gather information to inform purchase decisions has also evolved in today’s digital world. According to a study by PwC, 78% of consumers were influenced by social media in making online shopping decisions in 2015, up from 68% in the prior year. We believe this trend further promotes the shift to the online retail channel.

●	Consumer Preference. Today’s consumer is leveraging the online channel for apparel purchases at a pace that far exceeds traditional brick and mortar purchases. According to a report by Internet Retailer, the online channel represented 17.0% of U.S. apparel sales in 2015, up from 14.8% in 2014. The market share gain corresponds to apparel revenue growth of 19.7% in the online channel and only 1.1% growth in the brick and mortar channel. We believe our installed base reflects the convergence of the growth in online apparel retail and the growth in digital printing. As of December 2016, we estimate that our top 10 accounts in terms of revenue have the capacity to produce 60 million garments per year in aggregate, and that total production across our installed base in 2016 was 70 to 80 million garments.

New business models have developed in response to the evolution of these consumer trends and the rapid growth of the online retail market. Our solutions enable this category of “web-to-print” businesses to fulfill consumer demand more quickly and cost-effectively in a manner that is differentiated from traditional brick and mortar businesses.

A number of large scale web-to-print platforms have emerged. These platforms often leverage digital printing solutions to facilitate business for a variety of content creators. The ecosystem of web-to-print businesses which we currently serve includes:

●	Self-Fulfillment. Companies manufacturing and selling their own designs which are advertised on their own websites and through other marketing means.

●	Hybrid Printers. Companies who both manufacture in-house and outsource manufacturing to third party fulfillment providers, who are often also our customers.

●	Third Party Fulfillment Centers. Companies serving as third party fulfillment for other businesses. Demand for these businesses is typically generated online through other web retailers.

Proximity to the consumer is a key factor for these businesses since it minimizes shipping costs and enables them to offer rapid turnaround. In many cases, retailers have asked us for assistance in identifying our local customers to help with their fulfillment.

The following characteristics of digital textile printing have enabled these new business models and are driving the shift from analog to digital textile printing:

●	Manufacturing flexibility. Digital textile printing allows a full image or design to be printed on a garment or cut fabric in one manufacturing step compared to multiple steps in an analog printing process. Digital textile printing gives manufacturers the ability to print small runs, with personalization capabilities, in a cost-effective manner with a minimum order quantity of one unit.

●	Reduced time between design and production. The digital textile printing process allows for samples to be quickly produced, evaluated, and modified, which permits brand owners to increase the frequency and variety of replenishment cycles in response to fashion trends.

●	Decreased risk of excess inventory. The costly and time-consuming upfront setup required in analog production methods is avoided when using digital printing technologies. Therefore, digital printing enables the cost efficient production of a smaller quantity of garments which mitigates excess inventory risk and improves profitability. Stocking blank garments or fabric and decorating them only when demand is identified significantly reduces the amount of inventory at risk. This reduction in working capital requirements has enabled the emergence of numerous online businesses which are focused on the sales of printed textiles.

●	Reduced labor and physical space requirements. Digital textile printing requires significantly less labor to print an equivalent output due to the significant reduction in process steps. The digital textile printing process also reduces the need for floor space for manufacturing equipment by eliminating certain process steps and by consolidating multiple process steps into a single printing system. The combination of labor savings and smaller shop floor footprint, coupled with lower energy consumption and a lack of environmental impact, enables manufacturers to move production closer to consumers in a cost-effective manner.

In addition to these consumer driven trends, the textile printing industry is being impacted by environmental considerations. Regulatory bodies and consumers are increasingly focused on social responsibility and eco-friendly manufacturing, demanding that custom decorators, online businesses, brand owners and contract printers reduce the negative environmental impact of textile treatment and dyeing, which represents a significant portion of total industrial waste water. Digital textile printing significantly reduces industrial water consumption and discharge of toxic chemicals by eliminating the need to wash screens for color changes and repeated use. We believe that this results in reduced environmental impact and, in turn, enables manufacturers to comply with regulatory and brand guidelines at a location of their choosing.

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

Recent technological developments in digital printing have supported the adoption of digital printing by the global printed textile industry, including by custom decorators, online businesses, brand owners and contract printers. As a result of consumer and macro trends impacting these businesses, we believe that the global printed textile industry offers a significant and rapidly growing market for digital printing solutions.

Business

Overview

We develop, design and market innovative digital printing solutions for the global printed textile industry. Our vision is to revolutionize this industry by facilitating the transition from analog processes that have not evolved for decades to digital methods of production that address contemporary supply, demand and environmental dynamics. We focus on the rapidly growing high throughput, direct-to-garment, or DTG, and roll-to-roll, or R2R, segments of the printed textile industry. Our solutions include our proprietary digital printing systems, ink and other consumables, associated software and value added services that allow for large scale printing of short runs of complex images and designs directly on finished garments and fabrics. Our solutions are differentiated from other digital methods of production because they eliminate the need to pre-treat fabrics prior to printing, thereby offering our customers the ability to digitally print high quality images and designs on a variety of fabrics in a streamlined and environmentally-friendly manner. When compared to analog methods of production, our solutions also significantly reduce production lead times and enable customers to more efficiently and cost-effectively produce smaller quantities of individually printed designs, thereby mitigating the risk of excess inventory, which is a significant challenge for the printed textile industry.

There are a number of trends within the global printed textile industry that we believe are driving greater demand for our solutions. Consumers are continuing to seek to differentiate themselves by wearing customized and personalized garments with colorful and intricate images and designs. Consumers are also increasingly purchasing retail products online, with apparel representing the largest portion of this market. Brand owners and contract printers are seeking methods to shorten time to market and reduce production lead times in order to more efficiently and cost-effectively produce smaller runs of printed textiles and reduce the risk of excess inventory while concurrently meeting consumer demands. As consumers increasingly shift to online retail channels, there is an increased need for brand owners and contract printers to improve efficiency, as consumers demand more varied product offerings and faster fulfillment of orders. Simultaneously, regulatory bodies and consumers are increasingly focused on social responsibility and eco-friendly manufacturing, demanding that printed textile manufacturers reduce the negative environmental impact associated with the manufacturing of printed textiles. Our solutions address these trends by enabling our customers to print smaller quantities of customized products in a time efficient, cost-effective and environmentally friendly manner, effectively allowing them to transition from customary methods of supply and demand to demand and supply.

We have developed and offer a broad portfolio of differentiated digital printing solutions for the DTG market that provide answers to challenges faced by participants in the global printed textile industry. Our DTG solutions utilize our patented wet-on-wet printing methodology that eliminates the common practice of separately coating and drying textiles prior to printing. This methodology also enables printing on a wide range of untreated fabrics, including cotton, wool, polyester, lycra and denim. With throughputs ranging from 32 to 250 garments per hour, our entry level and high throughput DTG solutions are suited to the needs of a variety of customers, from smaller commercial operators with limited budgets to mass producers with mature operations and complex manufacturing requirements. Our patented NeoPigment ink and other consumables have been specially formulated to be compatible with our systems and overcome the quality-related challenges that pigment-based inks have traditionally faced when used in digital printing. Our software solutions simplify workflows in the printing process, by offering a complete solution from web order intake through graphic job preparation and execution. We also offer customers maintenance and support services as well as value added services aimed at optimizing the use of our systems.

Building on the expertise and capabilities we have accumulated in developing and offering differentiated solutions for the DTG market, we market a digital printing solution, the Allegro, targeting the R2R market. While the DTG market generally involves printing on finished garments, the R2R market is focused on printing on fabrics that are subsequently converted into finished garments, home or office décor and other items. The Allegro utilizes our proprietary wet-on-wet printing methodology and houses an integrated drying and curing system. It offers the first single-step, stand-alone R2R digital textile printing solution available on the market. We primarily market the Allegro to web-based businesses that require a high degree of variety and limited quantity orders, as well as to fabric converters, which source large quantities of fabric and convert untreated fabrics into finished materials to be sold to garment and home décor manufacturers. We believe that with the Allegro we are well positioned to take advantage of the growing trend towards customized home décor. We began selling the Allegro commercially in the second quarter of 2015.

We were founded in 2002 in Israel, shipped our first system in 2005 and, as of December 31, 2016, had over 1,000 customers globally. As of December 31, 2016, we had 390 employees located across four regions: Israel, the United States, Europe and the Asia Pacific region. In the year ended December 31, 2016, we generated revenues of $108.7 million, representing an increase of 25.8% over the prior fiscal year. In the year ended December 31, 2016, we generated 66.3% of our revenues from the Americas, 22.7% from EMEA and 11.0% from the Asia Pacific region.

Our Competitive Strengths

The following are our key competitive strengths:

●	Leading player in fast-growing digital DTG market. We are a leading player in the fast-growing digital DTG market based on our sales and have over 1,000 customers globally. We estimate that global revenue from digital textile printing equipment and ink will grow at a 15.7% CAGR between 2016 and 2021 based on the estimate of such revenue for 2016 and the projection for 2021, in each case, contained in the Pira report. In 2015, we grew our revenues 30.2% compared to 2014 and, in 2016, we grew our revenues 25.8% compared to 2015. We believe that high throughput DTG applications in the textile printing market are positioned to grow at a rate greater than the 15.7% overall industry growth rate projected between 2016 and 2021. We have outperformed the industry growth rate over the past several years, growing our revenue at a 26.7% CAGR from the 12 months ended June 30, 2014 to the 12 months ended June 30, 2016, versus an industry CAGR of 15.6% for the same period, as estimated in the Pira report. The Pira report estimates that the DTG market has an addressable opportunity of six to 10 billion garments a year. According to a prior Smithers Pira report published in 2014, over 300,000 sites globally print primarily t-shirts and other apparel.

●	Well positioned to disrupt the R2R market with our unique single-step manufacturing solution. We believe we are well positioned to capitalize on the growing trend toward customized home décor with our unique R2R solution. Our Allegro system combined with our proprietary process was designed to offer a single-step manufacturing solution which is especially suited for businesses which don’t have a vertically integrated textile mill. Unlike other digital textile printers, the Allegro does not require multiple pre-processing and post-processing steps which are customarily used in vertically integrated textile mills and which utilize high levels of energy and space and have a negative environmental impact. Given its architecture, it is perfectly suited for short and micro runs. Allegro is compact in size and requires a single person to operate and fits very well in an urban and non-industrial setting. Allegro is unique in its ability to print on multiple fabric types without the need for different inks and consumables, while generally other systems and technologies for R2R digital printing require dedication of discrete printers to specific fabric types.

●	Disruptive technology that enables our customers to adopt new or improve existing business models. Our digital printing solutions allow our customers to develop new or improve existing business models by enabling them to produce short to medium runs of high-quality customized garments efficiently. This also facilitates “web to print” business models that manufacture on a “produce to order” basis and allows brand owners to produce garments in house. With a constantly growing worldwide customer base of more than 1,000 customers, we are witnessing the creation of a global fulfillment network of printing specialists which are leveraged by large numbers of websites that offer customizable garment printing services. As demand from these customers continues to grow so does utilization of our systems which in turn consume more ink and once used to their full capacity require purchasing of more systems.

●	Attractive business model. We currently offer a broad portfolio of differentiated digital printing solutions for the digital DTG market. Our existing and growing installed base of systems results in recurring sales of ink and other consumables, which are specially formulated to enable our systems to operate at the highest throughput level. These recurring sales are generated at attractive gross margins. Recurring sales of ink and other consumables have historically offered us a degree of visibility into a significant component of our results of operations. We believe that our recurring sales model also enables us to foster close customer relationships as it facilitates ongoing engagement with our customers, which positions us to provide tailored solutions and expands our ability to provide value added services to our customers. Our customer relationships are further strengthened by a trend towards ownership of multiple systems, as the number of customers with at least two systems has grown from 155 as of December 31, 2014, to 219 as of December 31, 2016 and the number of customers with at least 10 systems has grown from nine as of December 31, 2014, to 15 as of December 31, 2016. We anticipate revenue from services to increase over time as we reach upgrade cycles across our growing installed base. Additionally, sales of ink and other consumables are generally higher in high throughput systems such as the Vulcan, Avalanche and Allegro systems. Large accounts typically run at high utilization rates and can consume up to five times as much ink per year compared to other accounts. By developing and implementing proprietary end-to-end solutions for our customers, we believe our business model is differentiated from more commoditized solutions serving the same end markets. We have proven our ability to grow revenues while maintaining an attractive margin profile and we intend to continue investing in our business to drive profitable growth in the future.

●	Robust intellectual property portfolio driven by an innovation-based culture. Our intellectual property portfolio reflects over a decade of significant investments in digital textile printing, which we believe creates significant barriers to entry. We have developed a strong base of technology know-how, backed by our portfolio of intellectual property, which includes 19 issued patents and 22 pending patent applications that cover wet-on-wet printing methodology, ink formulations, printing processes and related methods and systems. Our team of over 110 researchers and developers, including chemists, electrical engineers, system engineers and mechanical engineers, ensures that our systems remain technologically advanced, and are well engineered, user-friendly and highly reliable.

●	Extensive product portfolio and strong new product pipeline. With throughputs ranging from 32 to 250 garments per hour, our DTG systems are suited for smaller commercial operators with limited budgets, as well as mass producers with mature operations and complex needs. We have commercialized two new solutions in the market: the Allegro, a one-step, integrated R2R printing, drying and curing system, and the Vulcan, a cost-effective digital substitution for carousel screen printing. Our future roadmap remains focused on the continued development of proprietary processes, continuously expanding the breadth of applications upon which we can print while pushing the envelope of cost efficient manufacturing further as a means to expand our servable addressable markets.

●	Environmentally friendly printing processes. A significant portion of global industrial water pollution comes from textile treatment and dyeing. We believe that environmental factors are beginning to assume a significant role in the decision-making process of our existing and potential customers, with an increasing number of countries adopting restrictions on the use of technologies like screen printing that generate significant wastewater. Our printing process eliminates the need for separate pre-treatment, as well as steaming, washing or rinsing of textiles during the printing process, which leads to a significant reduction in water consumption compared to conventional printing methods. In addition, our inks are biodegradable and certified by leading industry groups as being safe for system operators, consumers and the environment. Finally, our systems offer energy saving processes that result in the use of significantly less power compared to traditional printing processes. We believe that these environmental benefits will further drive market penetration of our solutions and enable manufacturers to move production closer to the consumer in a cost-effective manner.

●	Strong management team. Our Chief Executive Officer, Gabi Seligsohn, and our Chief Financial Officer, Guy Avidan, bring extensive experience of managing publicly traded companies. Our management team’s industry expertise, history with our company and extensive experience in running global publicly traded companies will enable us to execute our growth strategy. We have recently strengthened our management infrastructure with key hires who are experienced in the management of people, large scale business, innovation and product development in larger organizations including Intel, HP, KlA Tencor and Stratasys. Over the past three years, we have also invested heavily in human resources to support our growth. Since 2013, our workforce has more than doubled from 190 to 390 as of December 31, 2016. Additionally, more than 150 of our employees are in the field, enabling us to provide more localized service for our customers.

Our Strategy

The following are the key elements of our growth strategy:

●	Increase sales to existing customers. We are focused on increasing sales to existing customers by introducing new digital printing applications, developing new features and functionality of our systems, increasing sales of software and services, selling systems from our additional product families and enabling our customers to increase utilization of systems by improving productivity and reliability. We also intend to actively refer business to our customers by connecting them with online businesses that seek fulfillment partners, which will enhance customer intimacy. Our direct sales and marketing teams and application development professionals play an active role in customer education and this referral process. Our objective is to help customers operate their businesses more efficiently and to increase utilization of their systems, thereby requiring more ink and other consumables purchases as well as potential investment in new systems as our customers require additional capacity.

●	Acquire new high volume customers. Our technology is ideally positioned to enable business models focused on mass customization and personalization. We plan to continue growing our customer base by targeting customers with growth business models and demand for our high throughput solutions, including multiple systems or fleets of our systems. An example of this strategy is the Master Purchase Agreement, signed on January 10, 2017, with an affiliate of Amazon.com, Inc. Under the Purchase Agreement, Amazon may purchase, and we have committed to supply, multiple Avalanche 1000 digital DTG systems and NeoPigment ink and other consumables. We have also agreed to provide maintenance services and extended warranties to Amazon. Prior to the Purchase Agreement, we had more than 20 systems in production with Amazon and expect to growth this relationship meaningfully in the future.

●	Capitalize on growth in our targeted markets. Evolving consumer behavior is driving the growth in digital printing as well as the shift to online retail. Since the online shopping experience relies heavily on the display of large varieties of designs as well as short cycle times from order to delivery, webstores are faced with a need to carefully manage inventories, which requires the new paradigm of demand and supply. Our solutions enable our customers to print in smaller, customized quantities in a time efficient, cost-effective and environmentally-friendly manner, effectively leading them to move from customary methods of supply and demand to this new paradigm. Digital textile printing allows retailers to establish new fulfillment centers (or re-task existing ones) in different parts of the world to support consumers’ demand for variety, while shortening lead times from order to delivery and protecting against excess or obsolete inventory risks. With over 1,000 customers globally, many of which operate as fulfillment centers, we believe we are well positioned to play an enabling role for this trend. Our high throughput systems and proprietary inks ensure replicable quality and maximum uptime, which in turn, allow our customers to address the demands of online retail. We will continue tailoring our solutions to meet the needs of our customers in this evolving consumer environment through the ongoing development of our technology and the continued investment in the development of new ink formulas for our systems in order to expand the range of fabrics on which we can print and further improve the quality of our high resolution images and designs.

●	Extend our serviceable addressable market (SAM) by continuing to enhance our solutions. We will continue to expand our SAM as we introduce new features and functionality that enhance the capabilities of our systems and inks, and enable our systems to print on new types of media. We are also continuing to drive adoption of digital DTG printing solutions by customers who primarily use screen printing carousels, which is how the majority of DTG printing jobs are currently performed. While we have started to penetrate this market by offering standalone DTG solutions, such as our Avalanche and Storm II systems, we plan to deepen our penetration and further transition users of these analog systems to digital printing technologies through our Vulcan system. Given Vulcan’s ease of setup, lower cost per print, and high throughput levels, we are seeking to disrupt the core screen printed textile industry and target replacement of a significant installed base of automated carousels We have also begun to expand our SAM by selectively targeting the digital R2R market through our Allegro system, which offers customers the ability to produce limited quantity orders with a high degree of variety and uniquely supports multiple fabric types in a single-step R2R printing process. We believe that our technology portfolio and the industry expertise of our employees and partners will allow us to continue to deliver a broad base of textile solutions to our customers that meet the challenges of printing on textile substrates. Continuing to respond to these challenges will enable us to further expand our SAM as we produce higher quality prints on a wider set of fabrics. This will enable us to expand into areas such as the $97 billion “athleisure” market, where clothing designed for workouts and other athletic activities is worn in other settings.

●	Extend our leadership position through ongoing investments in research and development, acquisitions and strategic partnerships. We seek to continue to differentiate ourselves and extend our leadership position by investing in research and development, acquisitions and strategic partnerships. We intend to leverage our customer relationships to identify emerging industry needs and innovate and develop new intellectual property and applications that address those needs. We are also developing new systems and intend to develop and introduce additional systems in the future. From time to time, we may also supplement our internal efforts with complementary inorganic initiatives such as acquisitions and strategic partnerships in order to enhance our positioning. For example, our acquisition of Polymeric Imaging in 2015 expanded our ink technology capabilities, and our acquisition of the digital DTG printing assets of SPSI in 2016 enabled us to strengthen our sales channel and gain access to a large screen printing customer base that we can now target for sales of digital solutions. Each of these acquisitions enhanced the positioning of our company. Future acquisitions may also allow us to strengthen our existing portfolio of solutions or add new capabilities. In an effort to better inform current and prospective customers about the capabilities of our solutions, we have also made investments in our direct sales and marketing teams and application development professionals.

Our Systems

Our line of DTG systems offers a range of performance options depending on the needs of the customer. These options include the number and size of printing pallets, number of print heads, printing throughput and process ink colors, as well as other customizable features. We categorize our DTG systems into two groups that are focused on the industrial segment of the DTG market: entry level and high throughput. As our business and marketplace has evolved, we have shifted the mix of our system sales primarily to high throughput systems.

●	Entry Level. We currently have one entry level system, our Breeze system. This system reduces the need for floor space for manufacturing equipment by eliminating certain process steps and by consolidating multiple process steps into a single printing system. The Breeze allows businesses to adopt digital technology with a limited upfront investment and use the same technology as our high throughput systems but with smaller garment printing areas and at lower throughput levels.

●	High Throughput. We offer a wide range of high throughput systems. We market a hybrid platform, the Paradigm II, which connects to existing screen printing carousels for customers who want to combine short runs of multicolor images into their ongoing screen printing operations. Our mid-level platform, the Storm, which employs one axis of print heads and two pallets, consists of four models (Storm 2, Storm Hexa, Storm Duo and Storm 1000). Our next level of high throughput systems is based on the Avalanche platform which employs two print head axis with two pallets and also comes in four different models (Avalanche, Avalanche DC, Avalanche 1000 and Avalanche Hexa). During 2016, we successfully commercially launched our new high throughput platform, the Vulcan which is geared towards addressing the needs of mass production at a significantly lower cost per print relative to our other systems.

Our systems vary in throughput and productivity, applications of use, breadth of color gamut and cost per print. The underlying strategy behind our system lineup is to accommodate a variety of customer needs with a variety of capabilities and at a variety of price points. All of our DTG systems utilize our patented wet-on-wet printing methodology that involves spraying a wetting solution on the fabric before applying our proprietary pigment-based inks. This unique capability enables our systems to reach high throughput levels while still producing high quality images and designs. The wetting solution prevents the ink from bleeding into the textile and fixes the ink drops, which enables digital printing with high color-intensity and image sharpness. This methodology eliminates the common practice of separately coating and drying textiles prior to printing and allows for printing on a wide range of untreated fabrics.

Our Vulcan system is designed to enable mass production of customized garments with high and consistent printing quality. It is designed to run at throughputs higher than any of our existing systems. The system’s architecture takes a different ergonomic approach to the sequence of loading and unloading of garments than that of our existing systems, enabling higher throughputs. The system utilizes state of the art print head technology and specially designed inks which allow for significant reduction in cost per print due to an increase in color intensity which allows for use of less ink per printed area as well as a reduction in wasted ink as a result of a transition to recirculating print heads. We began beta testing of the Vulcan at customer sites in the first quarter of 2016 and began realizing revenue from Vulcan sales in the fourth quarter of 2016. Given the Vulcan’s ease of setup and high throughput levels, we are seeking to disrupt the core screen printed textile industry and target replacement of a significant installed base of automated carousels. The Vulcan also capitalizes on our advanced print head and ink technology to limit waste, allowing for installation in locations where carousels cannot be installed due to environmental, health and safety laws and regulations.

Our Allegro system was the first R2R printing system to allow for one-step R2R printing. It combines a printing system and a drying and curing module so that a full end to end manufacturing process is enabled. Unlike the Allegro, all other R2R printers require additional steps. The Allegro takes advantage of our patented wet-on-wet methodology to allow for in-line printing on various fabrics, without requiring a separate pre-treatment process, thereby avoiding the need to use textiles that are specifically designed for digital printing. The Allegro is designed to achieve high throughputs and does not require water or steam for any part of the printing process, making it friendly to the environment. By using our proprietary pigment based ink, Allegro is able to print on a variety of natural and synthetic fabrics providing customers with a significant level of flexibility. Other dye-based systems are specifically designed to either print on natural fabrics or on synthetics and these systems cannot be used with other types of fabric as the processes and consumables used vary considerably from one to the other.

Our systems range in price from $60,000 to over $800,000 and consume an average of $5,000 to $300,000 of ink and consumables annually per system.

DTG Systems

The following table summarizes key aspects of our DTG systems, all of which are compatible with a wide range of fabrics, including cotton, wool, polyester, lycra and denim and print at maximum resolutions ranging from 600 to 1,200 DPI. Our systems are currently unable to print at a level of quality acceptable for large scale manufacturing on dyed polyester or nylon. However, we are in advanced stages of developing the capability to print on dyed polyester, giving us the opportunity to penetrate the $97 billion athleisure market.

System	Target Customer	Effective Throughput Dark/Light Garments(1)	Colors	Max. Printing Area
Breeze	Entry Level	32/25	CMYK + White	14 x 18 in
Storm II	High Throughput	120/65	CMYK + White	20 x 28 in
Storm 1000	High Throughput	170/85	CMYK + White	20 x 28 in
Storm Hexa	High Throughput	170/85	CMYKRG + White	20 x 28 in
Avalanche	High Throughput	150/100	CMYK + White	23.5 x 35 in
Avalanche DC Pro	High Throughput	150/100	CMYK + White + Discharge ink	23.5 x 35 in
Avalanche 1000	High Throughput	220/160	CMYK + White	23.5 x 35 in
Avalanche Hexa	High Throughput	180/140	CMYKRG + White	23.5 x 35 in
Paradigm II	High Throughput	120/120	CMYK	15.5 x 19.5 in
Vulcan	High Throughput	250/250	CMYKRG + White	28 x 39 in

(1)	Maximum output for sellable product for dark and light garments. Output for all systems, except the Vulcan, is measured in High Productivity print mode using A4 size prints per hour with pretreatment included. Output for the Vulcan system is measured in Standard print mode using 12 x 12 in size prints per hour with pretreatment included.

Ink and Other Consumables

Our ink and other consumables consist of our patented NeoPigment ink, proprietary binding agent, priming fluid, wiping fluid, and flushing fluid. Our pigment based inks are available in seven colors and are formulated for optimal use exclusively in our systems. Our patented wet-on-wet printing methodology combines the use of pigments rather than dyes in conjunction with our proprietary binding agent, and allows us to print on a wide range of fabrics without the need for a separate pre-treatment process or system reconfiguration, resulting in minimal setup times for each run and high throughput levels. Given the proprietary nature of our printing methodology, our ink and consumables attachment rate is near 100%. We also continuously invest in the development of new ink formulas for our systems in order to expand the range of fabrics on which we can print and further improve the quality of our high resolution images and designs.

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

Integrated Software

All of our DTG systems arrive with our QuickP Production software embedded. The software manages the system operation and prepares image files for print. QuickP Production is a simple to use solution that allows users to control key operating parameters, such as ink dots per inch, or DPI, perform maintenance and calibration procedures and import image files and prepare them for print.

Many of our customers also purchase our QuickP Designer standalone software. QuickP Designer is a software package that combines our own internally developed Ruster Image Processing, or RIP, software with other print job management capabilities and includes an advanced ink consumption estimation tool. A single QuickP Designer license can be used to support multiple Kornit systems.

We also offer our QuickP Plus 2.0 software suite, which provides customers with a full workflow solution from design creation and acceptance of job orders through production and order management.

Another solution that we are developing for use with our systems is Konnect, a cloud based service that gathers production data from our systems and presents it in a coherent and accessible way. With Konnect, customers can easily monitor their systems and identify different production trends, gaining important business insights relating to production costs, system utilization, system uptime and other metrics.

Our Services

Our services consist of maintenance and support, and professional services. We are seeking to increase the number of customers that rely on us to provide services for their systems by expanding our service capabilities. As of December 31, 2016, we had service contracts in place with approximately 16% of our installed base. In addition to driving gross margin improvement, we believe this will provide us an opportunity for direct contact with customers with the goal of reducing system down-time, educating customers about optimal use of our systems to drive increased utilization, expanding the variety of print applications and increasing sales of post-warranty service contracts and other professional application development services. During 2016 we began to introduce hardware and software upgrades to our existing systems. These upgrades are geared towards improving productivity, adding important features and functionality while improving user experience, extending application usage and improving system reliability. We plan to continue to develop upgrade packages over time as part of our commitment to protecting customers’ investment in our solutions.

Maintenance and Support

We typically provide a one-year warranty on our systems, which covers parts, labor and remote support. Our customers can also purchase an additional year of warranty coverage in conjunction with their initial purchase of our systems. Thereafter, customers can renew maintenance and support contracts for additional periods by purchasing a maintenance and support package that covers remote support, software upgrades and onsite yearly maintenance or they can choose to rely on our support on a non-contractual time and material basis. In the United States, we provide maintenance and support directly to our customers. In EMEA, we provide maintenance and support to approximately half of our customers, depending on their location. In the Asia Pacific region, our independent distributors provide initial maintenance and support, and we provide second-line support when needed.

Professional Services

Our systems are designed such that customers can operate them without our assistance or that of our independent distributors. However, nearly all customers purchase our basic installation package and some take our advanced training program. Our advanced training program is an onsite tutorial ranging from three to five days, which includes customized consulting aimed at optimizing the use of our systems. Courses are also provided at our regional offices. We continuously seek to expand the number and content of the training programs. We provide professional services to customers in all regions both in person and through advanced web based learning systems.

Our Customers

Our diverse global customer base consisted of more than 1,000 customers as of December 31, 2016.

Throughout our growing installed base, our customers are able to serve a variety of different business models, particularly the new business models that have developed in response to the evolution of consumer trends and the rapid growth of the online retail market. Our solutions enable this category of “web-to-print” businesses to fulfill consumer demand more quickly and cost-effectively in a manner that is differentiated from traditional brick and mortar businesses. A number of large scale web-to-print platforms have emerged. These platforms often leverage digital printing solutions to facilitate business for other content providers.

The ecosystem of web-to-print businesses which we currently serve includes:

●	Self-Fulfillment. Companies manufacturing and selling their own designs which are advertised on their own websites and through other marketing means.

●	Hybrid Printers. Companies who both manufacture in-house and outsource manufacturing to third party fulfillment providers, who are often also our customers.

●	Third Party Fulfillment Centers. Companies serving as third party fulfillment for other businesses. Third party fulfillment providers include a number of our customers. Demand for these businesses is typically generated online through other web retailers.

Proximity to the end customer is a key factor for these businesses since it minimizes shipping costs and enables them to offer rapid turnaround to consumers, which is a key factor in choosing where to buy online apparel. In many cases, retailers have asked us for assistance in identifying our local customers to help with their fulfillment.

See “ITEM 10.D - Material Contracts - Agreements with Amazon.”

Sales and Distribution

Our go to market strategy consists of a hybrid model of indirect and direct sales. We generate a significant portion of our sales through a global network of independent distributors and value added resellers that we refer to as our channel partners. Our channel partners, in turn, sell the solutions they purchase from us to customers for whom we provide installation services, or sell and install our solutions on their own. Our channel partners work closely with our sales force and assist us by identifying potential sales targets, closing new business and maintaining relationships with and, in certain jurisdictions, providing support directly to our customers. Almost all of our independent distributors have our systems available for tradeshows, product demonstrations at their facilities, and other promotional activities. As of December 31, 2016, our global network of channel partners consisted of approximately 70 independent distributors and resellers. Sales by our distributors accounted for approximately 47% of our revenues in 2016, approximately 64% of our revenues in 2015 and approximately 72% in 2014. In addition to working closely with our channel partners, our direct sales force engages in direct sales in certain geographies, and also with our largest customers, irrespective of their location. We continually evaluate our go to market strategy in the geographies we serve in an effort to best serve our direct or indirect customers. As our roadmap continues to evolve, the sophistication of our systems and our selling prices will require us to continue to advance the capabilities of our sales and marketing teams as well as those of our distributors.

A substantial portion of our sales in North America are performed through independent distributors. Hirsch International Corporation and SPSI, Inc. were our top two independent distributors by revenues in 2014, 2015 and 2016, accounting for 25%, 18% and 21% of our revenues in each such period in the case of Hirsch, and 15%, 15% and 7% of our revenues in each such period in the case of SPSI. We entered into a distributor agreement with Hirsch, dated April 1, 2014, with an initial term of three years, which will renew automatically for successive one-year periods unless one party notifies the other party that it does not wish to renew the agreement, by providing 90 days’ notice prior to the end of the initial term of renewal period, as applicable. Our agreement with Hirsch is a non-exclusive distribution contract across North America, including 28 states concentrated on the East and West Coasts of the United States, as well as five Canadian provinces. We maintain projected sales plans for a number of different systems on a yearly basis and there is a minimum yearly sales requirement for systems and ink and other consumables.

In July 2016 we acquired the digital direct to garment printing assets of SPSI. We had been partners with SPSI since 2004 and our agreement with SPSI was previously a non-exclusive distribution contract across the United States, including 20 states mainly in the Midwest, Northwest and Southwest regions. The decision to acquire the SPSI assets was made in light of the fact that the territory covered by SPSI had an increasing number of larger accounts which required a more direct relationship with such customers. By fostering direct relationships with these customers, we aim to deepen our technical relationship with them as well better align our product roadmap to meet their needs. Through the acquisition we attained access to over 5,000 screen printing customers of SPSI, who represent a market opportunity for us to potentially provide systems that will facilitate their transition to digital printing.

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

Manufacturing, Inventory and Suppliers

Manufacturing

Our systems are assembled by ITS Industrial Techno-logic Solutions Ltd., or ITS, at its facilities in Rosh Ha’Ayin, Israel and by Flex Ltd., or Flex, at its facilities in Yavne, Israel. Aside from our print heads, we source many of the components of our systems directly, which we believe allows us to manage our material costs and take advantage of the overall volume of systems manufactured at both facilities without the overhead of having in house manufacturing.

We entered into our first manufacturing agreement with ITS in May 2009. We replaced that agreement with a new agreement dated November 19, 2014, pursuant to which ITS manufactures the Avalanche, Avalanche 1000, Storm II, and Allegro systems in accordance with our bill of materials, drawings and designs. The initial term of the new agreement is for two years and it renews automatically for successive one-year periods thereafter unless either party notifies the other party that it does not wish to renew the agreement by providing 30 days’ notice prior to the end of the initial two-year term or any subsequent one-year renewal term. Either party can also terminate the agreement at any time upon 365 days’ notice. Prices are set forth in the agreement and are determined separately with respect to the printers, services and raw materials.

We entered into a manufacturing services agreement with Flex in May 2015, pursuant to which Flex manufactures our Avalanche, Storm, Breeze and Paradigm II systems and also manufactures our Vulcan system on a full turnkey basis in accordance with our bill of materials, drawings and designs. The initial term of the agreement is three years and it renews automatically for additional periods of 24 months unless notice of termination is given by either party at least 180 days prior to the end of the initial term or a renewal term. We can terminate the agreement at any time upon 180 days’ notice and Flex may terminate the agreement at any time upon 365 days’ notice. Prices are set in advance for periods of 18 months but are subject to change based on certain enumerated circumstances set forth in the agreement or as agreed between Flex and us.

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

We first entered into an agreement with FDMX in 2006. In December 2015, we entered into a new agreement with FDMX. Pursuant to this agreement, FDMX sells us print heads and additional by-products. Under the agreement, we are entitled to sell, lease and use the FDMX products and components subject to certain limitations, including the use of FDMX products or components for applications other than printing images and designs on textiles, reselling print heads other than as integral components of our systems, or as spare or replacement parts, and distributing in markets reserved by FDMX. The agreement with FDMX also provides that we are required to make an additional semi-annual payment to FDMX based on the amount of inks, other than inks and other consumables sold by FDMX, that we sell over a relevant period or, if we do not sell ink and other consumables, a payment based on sales of our systems. We have granted customary audit rights to FDMX to verify the amount of sales that we make. The agreement provides that beginning with the start of the first one-year renewal period, FDMX may increase the prices of the products that we purchase from it upon 90-days’ prior notice, subject to certain conditions. Our current agreement terminates in December 2019 and provides for one three-year renewal period and one-year renewal periods thereafter. Our agreement further provides that FDMX may, at its option, discontinue products supplied under the agreement, provided that we are given one year’s notice of the planned discontinuance and are provided with an end of life purchase program.

A chemical used in some of our inks is supplied by BG Bond. We entered into an agreement with BG Bond in December 2016 pursuant to which we agree to purchase and BG Bond agrees to produce this chemical at set prices. In exchange for an upfront payment, which is refundable upon the purchase of the chemical, BG Bond agreed to install additional equipment dedicated to the production of the chemical. The agreement is for a term of five years or until we purchase a certain agreed upon minimum quantity and cannot be terminated by us other than in case of material breach by BG Bond. For some of our other inks, this chemical is supplied by The Dow Chemical Corporation, a large multinational manufacturer of chemicals. We currently purchase the chemical from The Dow Chemical Corporation on a purchase order basis.

We consider our single and limited-source suppliers to be reliable, but the loss of any one of these suppliers could result in the delay of the manufacture and delivery of our systems. In order to minimize the risk of any impact from a disruption or discontinuation in the supply of print heads, emulsion or components from limited source suppliers, we maintain an additional inventory of such components. Nevertheless, such inventory may not be sufficient to enable us to continue supplying our products during the period that may be required to locate and qualify a new supplier. See “Risk Factors — If our relationships with suppliers, especially with single source suppliers of components, were to terminate, our business could be harmed.”

Research and Development

We believe that continued investment in research and development is important to position us as a global leader in digital textile printing. We conduct our research and development activities in Israel and we believe this provides us with access to world-class engineers and chemists. Our research and development efforts are focused on improving and enhancing our existing systems and services, as well as developing new systems, software, features and functionality. We are also focused on enhancing our current DTG systems with new features and functionality, improving system reliability and uptime and making our systems even more user-friendly, and investing in new chemistry for broadening our span of applications. Our research and development expenses were $9.5 million, $12.0 million and $17.4 million in the years ended December 31, 2014, 2015 and 2016, respectively.

Intellectual Property

We consider our proprietary technology to be important to the development, manufacture, and sale of our systems and seek to protect such technology through a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with our employees, consultants, customers and manufacturers.

As of December 31, 2016, we owned nine issued patents in the United States and 12 provisional or pending U.S. patent applications. We also had ten patents issued in non-U.S. jurisdictions, along with ten pending non-U.S. applications, and have six pending Patent Cooperation Treaty patent applications, which are counterparts of our U.S. patent applications. The non-U.S. jurisdictions in which we have issued patents or pending applications are China, the European Union or European countries of the European Union, Hong Kong, Israel and India. The principal granted patents relate to our wet-on-wet printing methodology, ink formulations, printing processes and related methods and systems, with expiration dates ranging from 2020 to 2035.

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

Within the R2R market, we continue to see conversion from rotary screen printing to digital printing, as high throughput digital R2R systems are now increasingly capable of printing complex, customized images and designs. Our competitors in the R2R market include Dover Corporation, through its MS Printing Solutions S.r.l. subsidiary, Durst Phototechnik AG, Electronics for Imaging, Inc., through its Reggiani Macchine SpA subsidiary, Mimaki Engineering Co., Ltd., and a number of smaller competitors. Our digital R2R solutions offer customers the ability to produce limited quantity orders, with a high degree of variety, and allow us to uniquely support multiple fabric types in a single step R2R printing process, whereas competitive solutions require multiple pre-processing and post-processing steps. We believe our differentiated, end-to-end solutions will enable us to effectively compete with other textile printer and ink manufacturers in the digital R2R market.

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

Our corporate headquarters are located in Rosh Ha’Ayin, Israel in an office and research and development facility consisting of approximately 72,000 square feet. The lease for this office expires in December 2020, with an option to extend the lease for an additional five years. We recently leased an additional facility of approximately 8,000 square feet near our corporate headquarters. The lease for this additional space expires in December 2020, with an option to extend the lease for an additional 18 months. In Israel, we also lease a manufacturing facility in Kiryat Gat, which consists of approximately 15,000 square feet. The lease for the Kiryat Gat manufacturing facility expires on May 30, 2018, and we have an option to lease this facility for an additional three years. The current utilization of the total production capacity at this facility would allow us to more than double our current output at the facility by increasing the number of shifts on the existing production lines by hiring additional manufacturing personnel and without requiring us to expand the physical structure of the facility. Our U.S. offices are located in Mequon, Wisconsin, consisting of approximately 12,000 square feet. The lease for this office expires in June 2018. We maintain additional sales, support and marketing offices in Dusseldorf, Hong Kong, Shanghai and Florida.

ITEM 4A.	Unresolved Staff Comments.

None.

ITEM 5.	Operating and Financial Review and Prospects.

The information contained in this section should be read in conjunction with our financial statements for the year ended December 31, 2016 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with GAAP. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We develop, design and market innovative digital printing solutions for the global printed textile industry. Our vision is to revolutionize this industry by facilitating the transition from analog processes that have not evolved for decades to digital methods of production that address contemporary supply, demand and environmental dynamics. We focus on the rapidly growing high throughput DTG and R2R segments of the printed textile industry. Our solutions include our proprietary digital printing systems, ink and other consumables, associated software and value added services that allow for large scale printing of short runs of complex images and designs directly on finished garments and fabrics.

We have developed and offer a broad portfolio of differentiated digital printing solutions for the DTG market that provide answers to challenges faced by participants in the global printed textile industry. Our DTG solutions utilize our patented wet-on-wet printing methodology that eliminates the common practice of separately coating and drying textiles prior to printing. This methodology also enables printing on a wide range of untreated fabrics, including cotton, wool, polyester, lycra and denim. Our patented NeoPigment ink and other consumables have been specially formulated to be compatible with our systems and overcome the quality-related challenges that pigment-based inks have traditionally faced when used in digital printing. Our software solutions simplify workflows in the printing process, by offering a complete solution from web order intake through graphic job preparation and execution.

Building on the expertise and capabilities we have accumulated in developing and offering differentiated solutions for the DTG market, we market a digital printing solution, the Allegro, targeting the R2R market. While the DTG market generally involves printing on finished garments, the R2R market is focused on printing on fabrics that are subsequently converted into finished garments, home or office décor and other items. The Allegro utilizes our proprietary wet-on-wet printing methodology and houses an integrated drying and curing system. We primarily market the Allegro to web-based businesses that require a high degree of variety and limited quantity orders, as well as to fabric converters, which source large quantities of fabric and convert untreated fabrics into finished materials to be sold to garment and home décor manufacturers. We believe that with the Allegro we are well positioned to take advantage of the growing trend towards customized home décor. We began selling the Allegro commercially in the second quarter of 2015.

Our go to market strategy consists of a hybrid model of indirect and direct sales. We generate a significant portion of our sales through a global network of independent distributors and value added resellers that we refer to as our channel partners. Our channel partners, in turn, sell the solutions they purchase from us to customers for whom we provide installation services, or sell and install our solutions on their own. Our channel partners work closely with our sales force and assist us by identifying potential sales targets, closing new business and maintaining relationships with and, in certain jurisdictions, providing support directly to our customers.

Maintenance and support for our systems is performed either by our own service organization or by service engineers employed by our distributors. This varies among the four regions that we currently serve, depending on the infrastructure we have established in each particular region. We provide professional services directly to some of our customers in all regions. Our customers can renew maintenance and support contracts for additional periods by purchasing a maintenance and support package that covers remote support, software upgrades and onsite yearly maintenance or they can choose to rely on our support on a non-contractual time and material basis.

We have an attractive business model that results in recurring sales of ink and other consumables driven by our growing installed base of systems. Our ink and other consumables are specially formulated to enable our systems to operate at the highest throughput level while adhering to high print quality requirements.

We intend to capitalize on the continued growth of the DTG market by expanding our diverse global customer base, with particular focus on the fast-growing web-to-print businesses. We also seek to increase our sales to existing customers, particularly sales of our ink and other consumables. At the same time we look to acquire new high volume customers, which drives higher sales of ink and other consumables. We are also seeking to extend our serviceable addressable market by introducing new features and functionality that enhance the capabilities of our systems and inks, and enable our systems to print on new types of media. We plan to accomplish these goals by investing in our direct sales force, developing new applications for our systems, introducing new solutions and growing our relationships with channel partners..

We were founded in 2002 in Israel and shipped our first system in 2005. As of December 31, 2016, we had 390 employees located across four regions: Israel, the United States, Europe and the Asia Pacific region.

A.	Operating Results

The information contained in this section should be read in conjunction with our audited financial statements for the years ended December 31, 2014, 2015 and 2016 and related notes and the information contained in ITEM 18. Financial Statements. Our financial statements have been prepared in accordance with GAAP.

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

We also generate a portion of our revenues from the provision of spare parts to our distributors and customers, post-warranty service contracts, value added services consisting of time and material based support and system upgrades. We also started to generate revenues from providing application development services and system and application training.

We sell our products directly and through independent distributors who resell them to customers. Sales by our distributors accounted for approximately 64% of our revenues in 2015 and approximately 47% of our revenues during 2016. On July 1, 2016, we completed the acquisition of the DTG assets of one of our distributors in the United States, which increased our direct sales during 2016.

We recognize revenues from sales of our systems upon delivery, provided that all other revenue recognition criteria are met. In respect of sale of systems with installation and training, we consider the installation and training to be not essential to the functionality of the systems. Therefore, we recognize the revenues upon delivery in accordance with the agreed-upon delivery terms once all other revenue recognition criteria have been met. We recognize revenues net of discounts, volume based rebates, returns and net of the fair value of the warrants associated with revenues recognized from Amazon. Revenues from ink and other consumables are generally recognized upon delivery. Revenues from provision of value added services are generally recognized at the time such support services are provided.

See “—Critical Accounting Policies—Revenue Recognition”.

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues from sales to customers located in the regions indicated below for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	$	%	$	%	$	%
	(in thousands except percentages)
Americas (mostly U.S)	$36,752	55.4%	$48,790	56.5%	$72,011	66.3%
EMEA	18,004	27.1	21,600	25	24,720	22.7
Asia Pacific	11,608	17.5	16,015	18.5	11,963	11.0
Total revenues	$66,364	100.0%	$86,405	100.0%	$108,694	100.0%

Cost of Revenues and Gross Profit

Cost of revenues consists primarily of payments to the third-party contract manufacturers who assemble our systems and who are responsible for ordering most of the components for those systems. Cost of revenues also includes components for our systems for which we are responsible, such as print heads, as well as raw materials for ink and other consumables.  Cost of revenues includes personnel expenses, such as operation and supply chain employees, and related overhead for the manufacturing of our systems, as well as expenses for service personnel involved in the installation and support of our systems and overhead for the manufacturing process of ink and other consumables. For 2016, cost of revenues also included the difference between the higher carrying cost of the acquired inventory from a distributor purchased on July 1, 2016 which was recorded at fair value. We expect cost of revenues to increase in absolute dollars due to increased revenues, but remain relatively constant or decrease as a percentage of total revenues, as we continue to improve our manufacturing processes and supply chain and as the costs related to our service infrastructure, which have a fixed component, are leveraged across a larger installed base and the adjustment to cost of revenues which resulted from the acquisition in 2016.

Gross profit is revenues less cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. Our gross margin has historically fluctuated from period to period as a result of changes in the mix of the systems that we sell and the amount of revenues that we derive from ink and other consumables versus systems. In general, we generate higher gross margins from our high throughput systems compared to entry level systems. In addition, customers that purchase our high throughput systems generally use larger quantities of ink and other consumables, which generate higher margins than sales of systems. We expect that gross margins will increase due to improvements in economies of scale and improvements in services gross margin.

We currently provide maintenance and support for all of our systems sold in the United States even if the sale is made through a distributor. We are seeking to increase the number of customers that rely on us to provide maintenance and support for their systems by expanding our maintenance and support capabilities. In addition to driving gross margin improvement, we believe this will provide an opportunity for direct contact with customers with the goal of reducing system down-time, educating customers about optimal use of our systems to drive increased utilization, expanding the variety of print applications and increasing sales of post-warranty service contracts and other professional application development services. Our service operations have not been profitable on a standalone basis. We are seeking to generate greater revenues from our service offering, and thereby leverage the fixed cost component associated with it, by increasing sales of post-warranty service contracts, selling upgrade kits and providing other professional services.

Operating Expenses

Our operating expenses are classified into three categories: research and development expenses, sales and marketing expenses, and general and administrative expenses. For each category, the largest component is generally personnel costs, consisting of salaries and related personnel expenses, including share-based compensation expenses. Operating expenses also include allocated overhead costs for facilities, including rent payments under our facility leases. We expect personnel and allocated costs to continue to increase at a controlled pace as we hire new employees to support growth of our business, but at a slower pace than in prior years. In the long term, we expect operating expenses to decrease as a percentage of revenues.

Research and Development Expenses. The largest component of our research and development expenses is salaries and related personnel expenses for our research and development employees. Research and development expenses also include purchases of laboratory supplies; expenses related to beta testing of our systems; and allocated overhead costs for facilities, including rent payments under our facilities leases. We record all research and development expenses as they are incurred. We expect research and development expenses to increase in absolute terms as we continue to hire additional engineers and chemists for the development of upgrades to existing systems and additional systems that we develop. Our current research and development efforts are primarily focused on completing the development of our Vulcan printing system, enhancing our current DTG systems with new features and functionality, improving system reliability and uptime and improving our solution user experience. We are also investing in the development of new ink formulas for our new systems and in order to expand the range of fabrics on which we can print and further improve color quality and diversification of our high resolution images and designs.

Sales and Marketing Expenses. The largest component of our sales and marketing expenses is salaries and related personnel expenses for our marketing, sales and other sales-support employees. Sales and marketing expenses also include trade shows, other advertising and promotions, including distributor open houses and media advertising; sales-based commissions; shipping costs to our subsidiaries and allocated overhead costs for facilities, including rent payments under our facilities leases. We market our solutions using a combination of internal marketing professionals and our network of channel partners. We expect sales and marketing expenses to continue to increase in absolute terms in the near term as we add sales and marketing personnel, including as a part of our expansion to new territories, and strengthen relationships with our distributors.

General and Administrative Expenses. The largest component of our general and administrative expenses is salaries and related personnel expenses for our executive officers, financial staff, information technology staff, and human resources staff. General and administrative costs also include fees for accounting and legal services and allocated overhead costs for facilities, including rent payments under our facilities leases. We expect our general and administrative expenses to increase in absolute terms in the near term, but at a slower pace than in prior years, as a result of additional personnel to support our growth.

Finance Income (expenses), Net

Finance income (expenses), net consists of interest income and foreign currency exchange gains or losses. Foreign currency exchange changes reflect gains or losses related to changes in the value of our non-U.S. dollar denominated financial assets, primarily cash and cash equivalents, and trade payables and receivables. As of December 31, 2016, we did not have any indebtedness for borrowed amounts. Interest income consists of interest earned on our cash, cash equivalents, short-term bank deposits and marketable securities, offset by amortization of premium on marketable securities. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period.

Taxes on Income

The corporate tax rate in Israel was 26.5% in fiscal 2014 and 2015 and 25% in 2016. Recent amendments of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance decreased the corporate tax rate to 24% commencing on January 1, 2017 and 23% beginning on January 1, 2018 and thereafter.  However, as discussed in greater detail below under “Taxation and Israeli Government Programs Applicable To Our Company — Israeli Tax Considerations and Government Programs,” we and our wholly-owned Israeli subsidiary Kornit Technologies, are entitled to various tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law. As a result of these benefits, referred to as “benefited enterprise” and “preferred enterprise” status, prior to 2014, substantially all of the income that we generated was exempt from income tax resulting in an overall effective tax rate, on a blended basis, of approximately 5%. Although Kornit Technologies had (and continues to have) net operating loss carryforwards, prior to 2014 we were unable to apply them to offset the amount of Israeli taxable income that we generated. As a result, we were subject to taxes on our taxable income at the parent company level.

Starting from January 1, 2014, we consolidate the results of our Israeli operations for tax purposes such that net operating loss carryforwards of Kornit Technologies generated from 2014 onwards can be used to offset Israeli taxable income from us. Kornit Technologies currently generates sufficient net operating loss carryforwards to offset the taxable income of the parent. Accordingly, we were not subject to income tax in Israel in 2014, 2015 or 2016 and our effective tax rate was the blended rate of our Israeli tax and those of our non-Israeli subsidiaries in their respective jurisdictions of organization.

Under the Investment Law and other Israeli legislation, we are entitled to certain additional tax benefits, including accelerated depreciation and amortization rates for tax purposes on certain assets, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

Comparison of Period to Period Results of Operations

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Revenues, net	$66,364	$86,405	$108,694
Cost of revenues	37,187	45,820	59,284
Gross profit	29,177	40,585	49,410
Operating expenses:
Research and development	9,475	11,950	17,383
Sales and marketing	10,616	13,367	18,338
General and administrative	5,266	9,500	12,259
Total operating expenses	25,357	34,817	47,980
Operating income	3,820	5,768	1,430
Finance income (expenses), net	(15)	(334)	46
Income before taxes on income	3,805	5,434	1,476
Taxes on income	782	709	648
Net income	$3,023	$4,725	$828

	Year Ended December 31,
	2014	2015	2016
	(as a % of revenues)
Revenues, net	100.0%	100.0%	100%
Cost of revenues	56.0	53.0	54.5
Gross profit	44.0	47.0	45.5
Operating expenses:
Research and development	14.3	13.8	16.0
Sales and marketing	16.0	15.5	16.9
General and administrative	7.9	11.0	11.2
Total operating expenses	38.2	40.3	44.1
Operating income	5.8	6.7	1.3
Finance income (expenses), net	(0.0)	(0.4)	0.0
Income before taxes on income	5.8	6.3	1.4
Taxes on income	1.2	0.8	0.6
Net income	4.6%	5.5%	0.8%

Comparison of the Years Ended December 31, 2015 and 2016

Revenues, net

Revenues, net increased by $22.3 million, or 25.8%, to $108.7 million in 2016 from $86.4 million in 2015. The growth in revenues resulted from a 27.2% increase in systems and services revenues to $65.9 million in 2016 from $51.8 million in 2015 and a 23.8% increase in sales of ink and other consumables to $42.8 million in 2016 from $34.6 million in 2015. The $14.1 million growth in systems and services revenues was attributable to a change in the mix of systems sold, specifically sales of higher throughput systems, which sell for higher average selling prices than our entry level systems, in 2016 compared to 2015. We believe that the increase in sales of high throughput systems was a result of the growing maturity of the web-to-print business model which calls for high throughput systems to meet the growing consumer demand. The $8.2 million increase in ink and other consumables revenues was due to higher sales volumes of ink and other consumables and our larger installed base. The improvements in system and services revenues and ink and consumables revenues was offset by the fair value of warrants associated with revenues recognized from Amazon of $2.0 million. Excluding the effect of the fair value of warrants issued to Amazon, our revenues increased by $24.3 million or 28.1% in 2016 compared to 2015.

Cost of Revenues and Gross Profit

Cost of revenues increased by $13.5 million, or 29.4%, to $59.3 million in 2016 from $45.8 million in 2015. Gross profit increased by $8.8 million, or 21.7%, to $49.4 million in 2016, as compared to $40.6 million in 2015. Gross margin was 45.5% in 2016 compared to 47.0% in 2015. The decrease in gross margin is related to an increase in systems and services gross margin which resulted from an increase in sales of higher margin high throughput systems, economies of scale and an increase in sales of service contracts. While gross margin was positively impacted by an increase in sales of higher margin high throughput systems and economies of scale during 2016 compared to 2015, such positive impact was offset by the impact of a non-recurring charge for the repurchase of inventory in connection with the acquisition of the digital printing assets of SPSI during 2016 of $2.5 million and the fair value of the warrants issued to Amazon of $2.0 million, which negatively affected gross profit and resulted in a slight decrease in gross margin. Ink and consumables gross margin remained flat from 2015 to 2016. Excluding the effects of the non-recurring charge for repurchase of inventory in connection with the SPSI acquisition and the charge for the fair value of warrants issued to Amazon, gross profit would have been $53.9 million in 2016 compared to $40.6 million in 2015 and gross margin would have been 48.7% in 2016 compared to 47.0% in 2015.

Operating Expenses

	Year Ended December 31,
	2015		2016		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
			($ in thousands)
Operating expenses:
Research and development	$11,950	13.8%	$17,383	16.0	5,433	45.5%
Sales and marketing	13,367	15.5	18,338	16.9	4,971	37.2
General and administrative	9,500	11.0	12,259	11.3	2,759	29.0
Total operating expenses	$34,817	40.3%	$47,980	44.2	13,163	37.7%

Research and Development. Research and development expenses increased by 45.5% in 2016 compared to 2015. This resulted primarily from an increase of $3.3 million in salaries and related personnel expenses and share based compensation due to the hiring of additional personnel in 2016 reflecting an increase in headcount compared to 2015, an increase of $1.3 million in costs due to increased research and development activity, which primarily includes $0.7 million in facilities costs in connection with the expansion of our headquarters in Rosh Ha’Ayin, Israel, and an increase of $0.6 million in depreciation due to the purchase of the digital direct to garment printing assets of SPSI in 2016. As a percentage of total revenues, our research and development expenses increased during this period, from 13.8% in 2015 to 16.0% in 2016.

Sales and Marketing. Sales and marketing expenses increased by 37.2% in 2016 compared to 2015. This increase was primarily due to an increase of $3.0 million in salaries and related personnel expenses and share based compensation expenses due to the hiring of sales and marketing personnel in 2016 reflecting an increase in headcount in 2016 compared to 2015, an increase of $0.7 million in marketing activities, including trade shows and online marketing activities, an increase of $0.6 million in costs of shipping to subsidiaries and an increase of $0.5 million in amortization of assets due to the purchase of the digital direct to garment printing assets of SPSI in 2016. As a percentage of total revenues, our sales and marketing expenses increased during this period from 15.5% in 2015 to 16.9% in 2016.

General and Administrative. General and administrative expenses increased by 29.0% in 2016 compared to 2015. This resulted primarily from an increase of $1.7 million in salaries and related personnel expenses and share based compensation due to the hiring of additional personnel reflecting an increase in headcount and compensation to executives compared to 2015, an increase of $0.4 million in expenses related to upgrades of our IT infrastructure, an increase of $0.3 million in legal expenses relating to settlement of a legal claim, an increase of $0.3 million in costs associated with being a publicly traded company and an increase of $0.2 million of facilities costs due to expansion of our facilities. These increases were offset by a decrease of $0.8 million due to a one-time payment in 2015 to Fortissimo Capital, our principal shareholder, in connection with the termination of our management services agreement with them and a decrease of $0.2 million due to one-time bonuses in 2015 in connection with our initial public offering. As a percentage of total revenues, our general and administrative expenses increased from 11.0% in 2015 to 11.2% in 2016.

Finance Income (Expenses), Net

Finance income (expenses), net reflected expenses of $0.3 million in 2015 and income of $46,000 in 2016. This change resulted primarily from interest accrued and received with respect to our cash investments and marketable securities in 2016 offset by the effects of exchange rates on our non-dollar denominated financial assets, specifically the exchange rate of the U.S. dollar to the NIS.

Taxes on Income

Taxes on income decreased slightly from $0.7 million in 2015 to $0.6 million in 2016.

Comparison of the Years Ended December 31, 2014 and 2015

Revenues

Revenues increased by $20.0 million, or 30.2%, to $86.4 million in 2015 from $66.4 million in 2014. The growth in revenues resulted from a 27.5% increase in systems and services revenues to $51.8 million in 2015 from $40.6 million in 2014 and a 34.4% increase in sales of ink and other consumables to $34.6 million in 2015 from $25.8 million in 2014. The $11.2 million growth in systems and services revenues was attributable to the initial sales of our Allegro system and a change in the mix of systems sold, specifically sales of more high throughput systems in this period, which sell for higher average selling prices than our entry level systems. We believe that the increase in sales of high throughput systems was a result of focusing our marketing efforts on high throughput systems and the growing maturity of the web-to-print business model facilitated by high throughput systems. The $8.9 million increase in ink and other consumables revenues was due to higher sales volumes of ink and other consumables and our larger installed base. The absolute and percentage increase in ink and other consumables revenues in 2015 compared to 2014 was higher than in 2014 compared to 2013 because of the increase in install base of high throughput and R2R systems in 2015, which drives higher consumption of our ink and other consumables.

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

Research and Development. Research and development expenses increased by 26.1% in 2015 compared to 2014. This resulted primarily from an increase of $2.0 million in salaries and related personnel expenses and share based compensation due to the hiring of additional personnel reflecting an increase in headcount, which contributed to the accelerated development of the Vulcan and other pipeline products compared to the previous year. This was offset by a decrease in consulting costs of $0.3 million and an increase of $0.3 million in facilities costs allocated to research and development in connection with the expansion of our headquarters in Rosh Ha’Ayin, Israel. As a percentage of total revenues, our research and development expenses slightly decreased during this period, from 14.3% in 2014 to 13.8% in 2015.

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

Revenue Recognition

We generate revenues from the sale of our systems, ink and other consumables and value added services. We generate revenues from sale of our solutions directly to customers and indirectly through independent distributors. We recognize revenue when (1) persuasive evidence of a final agreement exists, (2) delivery has occurred or services have been rendered, (3) the selling price is fixed or determinable, and (4) collectability is reasonably assured. We recognize revenues from selling these products upon delivery, provided that all other revenue recognition criteria are met. In respect of sale of systems with installation and training, we consider the installation and training to be not essential to the functionality of the systems. Therefore, we recognized in accordance with the agreed-upon delivery terms once all other revenue recognition criteria have been met.

We recognize revenues net of discounts, volume based rebates, returns and net of the fair value of the warrants associated with revenues recognized from Amazon.

Revenues from ink and other consumable products are generally recognized upon shipment assuming all other revenue recognition criteria have been met.

In cases in which old systems are traded in as part of sales of new printers, the fair value of the old printer is recorded as inventory, provided that such value can be determined.

We typically provide a one-year warranty on our systems. After the initial warranty period, we offer customers optional extended warranty contracts ranging generally from one to three years. Revenues from extended warranties are recognized ratably, on a straight-line basis, over the period of the service. Unearned revenues are derived mainly from these prepaid agreements. We classify the portion of unearned revenue not expected to be earned in the subsequent 12 months as long-term.

We assess collectability as part of the revenue recognition process. This assessment includes a number of factors such as an evaluation of the creditworthiness of the customer, past due amounts, past payment history, and current economic conditions. If it is determined that collectability cannot be reasonably assured, we defer recognition of revenue until collectability is assured.

Inventories

Inventories are measured at the lower of cost or market value. Cost is computed using weighted average cost, on a first-in, first-out basis. Inventory costs consist of material, direct labor and overhead. We periodically assess inventory for obsolescence and excess and reduce the carrying value by an amount equal to the difference between its cost and the estimated market value based on assumptions about future demand and historical sales patterns. This valuation requires us to make judgments, based on currently available information, about the likely method of disposition, such as through sales and expected recoverable values of each disposition category. These assumptions about future disposition of inventory are inherently uncertain and changes in our estimates and assumptions may cause us to realize material write-downs in the future.

As of December 31, 2016, we had $24.1 million of inventory of which $12.3 million consisted of raw materials and components and $11.8 million consisted of completed systems, ink and other consumables. We recorded inventory write-offs in a total amount of $0.3 million, $0.8 million and $2.2 million for the years ended December 31, 2014, 2015 and 2016, respectively.

Share-Based Compensation

Under U.S. GAAP, we account for share-based compensation for employees in accordance with the provisions of the FASB’s ASC Topic 718 “Compensation—Stock Based Compensation,” or ASC 718, which requires us to measure the cost of options based on the fair value of the award on the grant date.

We selected the binomial option pricing model as the most appropriate method for determining the estimated fair value of options which requires the use of subjective assumptions, including the expected term of the award and the expected volatility of the price of our common stock. We recognize share-based compensation expense on a straight-line basis over the requisite service periods of the awards, net of estimated forfeitures. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period, net of estimated forfeitures. Our estimated forfeiture rate is based on an analysis of our actual historical forfeitures. A change in our estimated forfeiture rate could have a significant impact on our share-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the consolidated financial statements based on the department to which the related employee reports. We will continue to use judgment in evaluating the assumptions related to our share-based compensation expense on a prospective basis. As we continue to accumulate additional data, we may have refinements to our estimates, which could materially impact our future share-based compensation expense

Taxes

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

While we believe the resulting tax balances as of December 31, 2014, 2015 and 2016 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. We have filed or are in the process of filing local and foreign tax returns that may be audited by the respective tax authorities. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement; however, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statute of limitations on potential assessments expire.

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

Marketable Securities

Marketable securities consist are currently debt securities. We determine the appropriate classification of marketable securities at the time of purchase and re-evaluate such designation at each balance sheet date. In accordance with FASB ASC No. 320, “Investment Debt and Equity Securities,” we classify marketable securities as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of marketable securities, as determined on a specific identification basis, are included in finance income, net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in finance income, net.

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

During the years ended December 31, 2015 and 2016, no other-than temporary impairment were recorded related to our marketable securities.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued an accounting standards update that provides a comprehensive model for recognizing revenue with customers. This update clarifies and replaces all existing revenue recognition guidance within U.S. GAAP and may be adopted retrospectively for all periods presented or adopted using a modified retrospective approach. This update is effective for annual and interim periods beginning after December 15, 2016. In July 2015, FASB deferred the effective date by one year to December 15, 2017 (beginning with our first quarter in 2018) and permitting early adoption of the standard, but not before the original effective date of December 15, 2016. We will adopt the new standard in the first quarter of 2018 and expect to apply the modified retrospective approach. We are in the initial stages of our evaluation of the impact of the new standard on its accounting policies, processes, and system requirements. We have assigned internal resources in addition to the engagement of a third party service provider to assist in the evaluation. Implementation efforts, to date, have included training on the new standard and preparing initial gap assessments on our significant revenue streams. While we continue to assess the potential impacts of the new standard, including the areas described above, we do not know or cannot reasonably estimate quantitative information related to the impact of the new standard on our financial statements at this time.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory (Topic 330), which simplifies its current requirement that an entity measure inventory at lower of cost or market, when market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. Inventory within the scope of ASU 2015-11 should be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This amendment should be applied prospectively and is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early application is permitted as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-11 is not expected to have a material effect on our consolidated financial statements.

In February 2016, the FASB issued Accounting Standard Update, or ASU, No. 2016-02, “Leases”. The updated standard aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. This update is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods; early adoption is permitted and modified retrospective application is required. We are in the process of evaluating this guidance to determine the impact it will have on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, “Improvements to Employee Share-Based Payment Accounting.” This ASU affects entities that issue share-based payment awards to their employees. The ASU is designed to simplify several aspects of accounting for share-based payment award transactions, which include the income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flows and forfeiture rate calculations. We will adopt this ASU on its effective date of January 1, 2017. Our adoption of ASU 2016-09 will not have a material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” This ASU eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (the “Step 2 test”) from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the qualitative impairment test is necessary. This new standard should be applied on a prospective basis and the nature of and reason for the change in accounting principle should be disclosed upon transition. The amendments in this update should be adopted for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted on testing dates after January 1, 2017. We are currently evaluating the impact of adopting the new guidance on the consolidated financial statements and the timing of adoption.

In October 2016, the FASB issued ASU 2016-13 “Measurement of Credit Losses on Financial Instruments” requiring an allowance to be recorded for all expected credit losses for financial assets. The allowance for credit losses is based on historical information, current conditions and reasonable and supportable forecasts. The new standard also makes revisions to the other than temporary impairment model for available-for-sale debt securities. Disclosures of credit quality indicators in relation to the amortized cost of financing receivables are further disaggregated by year of origination. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2019 with early adoption permitted for interim and annual periods beginning after December 15, 2018. The amendments will be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. We are analyzing the impact of this new standard and, at this time, cannot estimate the impact of adoption on our net income. We plan to adopt ASU 2016-13 effective January 1, 2020.

Taxation and Israeli Government Programs Applicable To Our Company

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. As of 2017, the corporate tax rate is 24% (in 2016, the corporate tax rate was 25% and in 2015, the corporate tax rate was 26.5%). However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Benefited Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, which was incorporated in Israel and of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” located in Israel and owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

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

The Investment Law has been amended several times over the recent years, with the three most significant changes effective as of April 1, 2005, or the 2005 Amendment, as of January 1, 2011, or the 2011 Amendment and as of January 1, 2017, or the 2017 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits. We have examined the possible effect of these provisions of the 2011 Amendment on our financial statements and have decided not to opt to apply the new benefits under the 2011 Amendment for our company, and for our Israeli subsidiary we elected to apply the benefit under the 2011 Amendment.

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Israeli Authority for Investments and Development of the Industry and Economy, or the Investment Center, will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise.

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

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate flat tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate reduced to 12.5% and 7%, respectively, in 2013 and increased to 16% and 9% in 2014 and through 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a Preferred Enterprise which is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a ’Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone. As of January 1, 2017, the definition of “Special Preferred Enterprise” includes less stringent conditions..

Dividends paid out of preferred income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if subsequently distributed to individuals or a non-Israeli company, withholding of 20% or such lower rate as may be provided in an applicable tax treaty will apply). In 2017 through 2019 dividends paid out of preferred income attributed to a Special Preferred Enterprise directly to a foreign parent company are subject to withholding tax at source at the rate of 5% (temporary provisions).

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which chose to receive grants and certain tax benefits before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which had participated in an alternative benefits track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met. As of December 31, 2016, Kornit Technologies had filed a request to apply the new benefits under the 2011 Amendment.

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017.

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017, subject to the publication of regulations expected to be released before March 31, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Innovation Authority.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the Innovation Authority. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are subject to withholding tax at source at the rate of 20%, and if distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

We are examining the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technology Enterprise or Special Preferred Technology Enterprise, and the amount of Preferred Technology Income that we may have, or other benefits that we may receive from the 2017 Amendment.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

B.	Liquidity and Capital Resources

As of December 31, 2016, we had approximately $22.8 million in cash and cash equivalents, and $38.2 million in marketable securities totaling $61.0 million. On January 31, 2017, we closed a follow-on offering of our ordinary shares from which we received net proceeds of approximately $35.1 million. We fund our operations with cash generated from operating activities and cash raised during the IPO and the follow-on offering. In the past, we have also raised capital through the sale of equity securities to investors in private placements.

Our cash requirements have principally been for working capital, capital expenditures and acquisitions. Our working capital requirements reflect the growth in our business. Historically, we have funded our working capital (primarily inventory and accounts receivables) and capital expenditures from cash flows provided by our operating activities, investments in our equity securities and cash and cash equivalents on hand. We have funded our acquisitions from the proceeds of our initial public offering and cash on hand. Our other capital expenditures relate primarily to investment in our headquarters and research and development labs in Rosh Ha’ayin, Israel and in our manufacturing facility for our ink and other consumables in Kiryat Gat, Israel. In addition to investments in those facilities, our capital investments have included improvements and expansion of our worldwide locations and corporate facilities to support our growth and investment and improvements in our information technology.

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

As of December 31, 2016, we had three lines of credit with Israeli banks for total borrowings of up to $4.1 million, all of which was undrawn as of December 31, 2016. These lines of credit are unsecured and available subject to our maintenance of a 30% ratio of total shareholders’ equity to total assets. Interest rates across our credit lines varied from 1.5% to 2.3% as of December 31, 2016. Any borrowings under our credit lines would become repayable if Fortissimo Capital ceases to be our controlling shareholder (which for this purpose generally requires Fortissimo Capital to continue to hold 25% of our outstanding ordinary shares).

Based on our current business plans, we believe that our cash flows from operating activities and our existing cash resources will be sufficient to fund our projected cash requirements for at least the next 12 months without drawing on our lines of credit or using significant amounts of the net proceeds from our initial public offering or our follow-on offering. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of our sales and marketing activities, and the timing of introductions of new solutions and the continuing market acceptance of our solutions as well as other business development efforts.

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Net cash provided by (used in) operating activities	$(337)	$(2,210)	$956
Net cash provided by (used in) investing activities	738	(58,571)	2,463
Net cash provided by (used in) financing activities	(655)	74,601	939

Net Cash Provided by (Used in) Operating Activities

Year Ended December 31, 2016

Net cash provided by operating activities in the year ended December 31, 2016 was $1.0 million.

Net cash provided by operating activities consisted of net income of $0.8 million and an increase of approximately $6.1 million in inventory from the year ended December 31, 2015 to the year ended December 31, 2016. This was primarily due to our strategy of increasing inventory levels to meet anticipated customer demand for our solutions.

During the same period, we experienced an increase of $2.8 million in trade payables due to growth of our business and more favorable payment terms from our suppliers. In addition, trade receivables increased by $9.3 million due primarily to the growth of our business and better payment terms to our customers. Our days sales’ outstanding, or DSO, for the year ended December 31, 2016 was 106 compared to 95 for the year ended December 31, 2015 as a result of such better payment terms to our customers.

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

During the same period, we experienced an increase of $7.0 million in trade payables due to growth of our business and more favorable payment terms from our suppliers. In addition, trade receivables increased by $13.1 million due primarily to the growth of our business and better payment terms to our customers. Our DSO for the year ended December 31, 2015 was 95 compared to 54 for the year ended December 31, 2014 as a result of such better payment terms to our customers.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was $2.5 million for the year ended December 31, 2016, which was primarily attributable to our proceeds from short-term bank deposits of $22.0 million offset by our purchase of marketable securities of $11.5 million, our investment in property and equipment of $5.5 million and $9.2 million paid in connection with our acquisition of SPSI. Net cash used in investing activities was $58.9 million for the year ended December 31, 2015, which was primarily attributable to our investment in short term bank deposits and marketable securities.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $0.9 million for the year ended December 31, 2016, which was attributable to the exercise of share options. Net cash provided by financing activities was $74.6 million for the year ended December 31, 2015, which was primarily attributable to our IPO.

C.	Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last three years pursuant to those programs, please see “ITEM 4.B Business Overview—Research and Development.”

D.	Trend Information

Our results of operations and financial condition may be affected by various trends and factors discussed in “ITEM 3.D Risk Factors,” including “If the market for digital textile printing does not develop as we anticipate, our sales may not grow as quickly as expected and our share price could decline.” and “ITEM 4.B Business Overview—Industry,” changes in political, military or economic conditions in Israel and in the Middle East, general slowing of local or global economies and decreased economic activity in one or more of our target markets.

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.	Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2016 are summarized in the following table:

	Payments Due by Period
	(in thousands)
	Total	2017	2018	2019	2020	2021	2022 and thereafter
Operating lease obligations (1)	$8,785	$2,528	$2,165	$1,933	$1,820	$339	-
Uncertain tax positions (2)	1,004						-
Purchase commitments (3)	34,182	34,182					-
Severance payment (4)	1,269						-
Total	$45,240	$36,710	$2,165	$1,933	$1,820	$339	-

(1)	Operating lease obligations consist of our contractual rental expenses under operating leases of facilities and vehicles.

(2)	Consists of accruals for certain income tax positions under ASC 740 that are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 13(h) to our consolidated financial statements included in ITEM 18 of this annual report for further information regarding our liability under ASC 740. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount.

(3)	Consists of commitments to purchase inventory through the end of 2017.

(4)	Severance payments of $1.27 million are payable only upon termination, retirement or death of our employees. Of this amount, $0.5 million is unfunded as of December 31, 2016. Since we are unable to reasonably estimate the timing of settlement, the timing of such payments is not specified in the table. See also Note 2(v) to our consolidated financial statements appearing included in “ITEM 18 Financial Statements” of this annual report.

ITEM 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this annual report:

Name	Age	Position
Executive Officers
Gabi Seligsohn	50	Chief Executive Officer and Director
Nuriel Amir	49	Chief Technology Officer
Guy Avidan	54	Chief Financial Officer
Gilad Yron	44	Executive Vice President of Global Business
Ofer Sandelson	62	Chief Operating Officer
Guy Zimmerman	49	Vice President of Marketing & Business Development

Directors
Yuval Cohen	54	Chairman of the Board of Directors
Gabi Seligsohn	50	Chief Executive Officer and Director
Ofer Ben-Zur	52	Director
Eli Blatt	54	Director
Lauri Hanover(1)(2)(3)(4)	57	Director
Marc Lesnick	50	Director
Alon Lumbroso(3)	59	Director
Jerry Mandel(1)(2)(3)(4)	52	Director
Dov Ofer(1)(2)(3)	63	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Independent director under the NASDAQ Stock Market rules.
(4)	Serves as an external director under the Israeli Companies Law.

Executive Officers

Gabi Seligsohn has served as a member of our board of directors since March 2015 and has served as our Chief Executive Officer since April 2014. From August 2006 until August 2013, Mr. Seligsohn served as the President and Chief Executive Officer of Nova Measuring Instruments Ltd., (“Nova”) (NASDAQ: NVMI), a designer, developer and producer of optical metrology solutions. From 1998 until 2006, Mr. Seligsohn served in several key positions in Nova, including Executive Vice President of the Global Business Management Group from August 2005 to August 2006. From August 2002 until August 2005, he served as President of Nova’s U.S. subsidiary, Nova Measuring Instruments Inc. Additionally, prior to August 2002, Mr. Seligsohn was Vice President Strategic Business Development of Nova Measuring Instruments Inc. where he established Nova’s OEM group and managed the Applied Materials and Lam Research accounts between 2000 and 2002. From 1998 until 2000, he served as Global Strategic Account Manager for Nova’s five leading customers. Mr. Seligsohn joined Nova after serving two years as Sales Manager for key financial accounts at Digital Equipment Corporation. Currently, Mr. Seligsohn serves as a director of DSP Group Inc. (NASDAQ: DSPG). In 2010, he was voted Chief Executive Officer of the year by the Israeli Institute of Management for hi-tech industries in the large company category. He holds an LL.B. from the University of Reading in Reading, England.

Nuriel Amir has served as our Chief Technology Officer since July 2016. From 2012 until mid-2016, Dr. Amir served as the Tech director of KLA-Tencor, focusing on application development and marketing. From 2008 until 2012, Dr. Amir served as the R&D director for Numonyx B.V. and Micron Technology, Inc. (NASDAQ: MU), leading the technology development and transfer to production of 45nm flash NOR technology. From 1977 until 2008, Dr. Amir served in several positions at Intel in Israel and the U.S. in the fields of: R&D, transfer to production, Process Integration, Yield, Device, Labs and Quality and Reliability, culminating as Yield department manager. Dr. Amir holds a Ph.D. from the microelectronic research center at the Electrical Engineering Faculty at the Technion, and has taught at several universities and colleges. Dr. Amir has 20 patent applications and over 40 publications including talks in the Society of Photo-Optical Instrumentation Engineers International, or SPIE.

Guy Avidan has served as our Chief Financial Officer since September 2014. From July 2010 until November 2014, Mr. Avidan served as Vice President of Finance and Chief Financial Officer of AudioCodes Ltd. (“AudioCodes”) (NASDAQ: AUDC). Prior to joining AudioCodes, Mr. Avidan served for 15 years in various managerial positions, including Co-President, at MRV Communications Inc. (NASDAQ: MRVC), a global provider of optical communications network infrastructure equipment and services. While at MRV Communications, he served as Chief Financial Officer between 2007 and 2009, Vice President and General Manager of MRV International from 2001 to 2007. From 1992 to 1995, Mr. Avidan served as Vice President of Finance and Chief Financial Officer of Ace North Hills, which was acquired by MRV Communications. Mr. Avidan is a CPA in Israel and holds a B.A. in Economics and Accounting from Haifa University in Israel.

Gilad Yron has served as our Executive Vice President of Global Business since May 2016. From February 2015 until April 2016, Mr. Yron served as Senior Vice President of Products at Stratasys, Ltd. (NASDAQ: SSYS). His previous positions with Stratasys included VP Business Development and strategic alliances and Managing Director of Asia Pacific and Japan operating out of Hong Kong. From 2006 until 2010, Mr. Yron served in various positions for Nur Macroprinters, which later became part of HP, including Business Manager for the Asia-Pacific region and Service Director. Mr. Yron holds a Bs.C. in Physics from Tel Aviv University.

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

Directors

Yuval Cohen has served as the Chairman of our board of directors since August 2011. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in 2004 and our controlling shareholder. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners (“JVP”), an Israeli-based venture capital fund, where he led investments in, and served on the boards of directors of, several portfolio companies. Prior to joining JVP, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (NASDAQ: DSPG), and Intel Corporation (NASDAQ: INTC). Currently, Mr. Cohen serves as a director of Wix.com Ltd. (NASDAQ: WIX). He also serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Harvard Business School in Massachusetts.

Ofer Ben-Zur is a co-founder of our company and has served as director since 2002. From April 2014 to July 2016, Mr. Ben-Zur served as our President and Chief Technology Officer. From 2002 to April 2014, Mr. Ben-Zur served as our Chief Executive Officer, as well as the manager of our department of research and development. Prior to establishing our company, Mr. Ben-Zur worked as a consultant for several companies in the inkjet and semi-conductor industries. From March 1998 until November 1999, Mr. Ben-Zur led a development team at Idanit — Scitex, a world leader in wide format printers. From 1993 to 1998, he worked as a mechanical development engineer at Applied-Materials (NASDAQ: AMAT). Mr. Ben-Zur holds a B.Sc. in Mechanical Engineering from the Technion — Israel Institute of Technology in Israel, an M.Sc. in Mechanical Engineering from Tel Aviv University in Israel, and an M.B.A. from Bradford University in England.

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

Lauri Hanover has served as a member of our board of directors since March 2015 and is an external director under the Companies Law, the chairperson of our audit committee and a member of our compensation committee. Ms. Hanover has served as the Chief Financial Officer of Netafim Ltd., a global leader in smart irrigation systems, since August 2013. From 2009 to 2013, she served as Chief Financial Officer and Executive Vice President of the Tnuva Group, Israel’s largest food manufacturer. From 2008 to 2009, Ms. Hanover served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From 2004 to 2007, she served as Chief Financial Officer and Senior Vice President of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2000 to 2004, Ms. Hanover served as the Chief Financial Officer and Corporate Vice President of NICE Systems Ltd. (NASDAQ: NICE), an interaction analytics company, and from 1997 to 2000, as Chief Financial Officer and Executive Vice President of Sapiens International Corporation N.V. (NASDAQ: SPNS), a provider of software solutions for the insurance industry. From 1981 to 2007, she served in a variety of financial management positions, including Corporate Controller and Director of Corporate Budgeting and Financial Analysis at Scitex Corporation Ltd., a developer and manufacturer of inkjet printers, and Senior Financial Analyst at Philip Morris Inc. (Altria), a leading consumer goods manufacturer. Currently, Ms. Hanover serves as a director and chairman of the audit and compensation committees of SodaStream International Ltd (NASDAQ: SODA). Ms. Hanover holds a B.A. from the University of Pennsylvania, a B.S. in Economics from The Wharton School of the University of Pennsylvania, as well as an M.B.A. from New York University in New York

Marc Lesnick has served as a member of our board of directors since August 2011. Mr. Lesnick joined Fortissimo Capital in 2004. From 2001 through 2003 prior to joining Fortissimo Capital, Mr. Lesnick served as an independent consultant to various high tech companies and institutional investors. From 1997 to 2001, Mr. Lesnick served as the Managing Director of Jerusalem Global, a boutique investment bank based in Israel, and its affiliated entities. From 1992 to 1997 prior to joining Jerusalem Global, Mr. Lesnick was an attorney at Weil, Gotshal & Manges LLP in New York, where he focused on public offerings and mergers and acquisitions. Currently, Mr. Lesnick serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Lesnick received a B.A. in Economics from Yeshiva University in New York and a J.D. from the University of Pennsylvania in Pennsylvania.

Alon Lumbroso has served as a member of our board of directors since March 2015. Since June 2015, Mr. Lumbroso has been the chief executive officer of DipTech Ltd. From January 2014 until March 2015, Mr. Lumbroso was a founder and partner of WebUP, an internet enterprise established in 2014 that acquires and manages internet sites. From 2011 to 2014, Mr. Lumbroso served as President of Mul-T-Lock Ltd., a subsidiary of ASSA ABLOY, a global supplier of locks and security solutions, as well as Market Region Manager of ASSA ABLOY. From 2005 to 2011, he served as Chief Executive Officer and director of Larotec Ltd., a developer and manufacturer of web-based end-to-end solutions. In addition, from 2004 to 2012, Mr. Lumbroso served as Chairman of BioExplorers Ltd., a developer of homeland security systems for the detection of explosives. From 2003 to 2004, he served as Chief Executive Officer of MindGuard, a developer and producer of medical devices. From 2000 to 2003, he served as Managing Director of Creo Europe (now CreoEMEA and formerly CreoScitex), a manufacturer and supplier of digital presses and printers. In addition, from 1998 to 2000, Mr. Lumbroso served as Managing Directors of Scitex and CreoScitex Asia Pacific, Hong Kong. Currently, he serves as a partner and director of iCar 2007 Ltd. Mr. Lumbroso holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Bar-Ilan University in Israel.

Jerry Mandel has served as a member of our board of directors since March 2015 and is an external director under the Companies Law, chairman of our compensation committee and a member of our audit committee. Mr. Mandel is the owner and CEO of Galil Capital Finance Ltd., a privately held company that provides financial advisory and investment management services. Mr. Mandel is also the founder, Chief Executive Officer, and managing member of GC Florida Group, a group of partnerships established in 2009 that invests in and manages residential and commercial properties. From 2007 to 2009, he served as Chief Executive Officer and a director of GMF Ltd., an investment firm that provides mezzanine financing to middle-market companies. From 2005 to 2008, Mr. Mandel served as a director for Chen Yahav, the pension funds arm of Bank Yahav, and from 2004 to 2005, he served as a director and audit committee member of Cellcom Israel Ltd., a leading Israeli cellular company. From 1998 to 2003, Mr. Mandel was the Director of Investment Banking of EEMEA for Merrill Lynch & Co. and responsible for the origination and execution of investment banking activities in Israel. Currently, Mr. Mandel serves as a director and audit committee member of Direct Insurance — Financial Investments Ltd. (TASE: DIFI). Mr. Mandel holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Columbia Business School in New York.

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

The aggregate compensation paid and equity-based compensation and other compensation expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2016 was $4.3 million. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. As of December 31, 2016, options to purchase 1,529,110 ordinary shares granted to our directors and executive officers were outstanding under our share incentive plans at a weighted average exercise price of $6.27 per share. Certain of our officers and directors receive a severance payment of up to six months of their base salary upon termination of their employment.

The following table presents the grant dates, number of options, related exercise prices and expiration dates of options granted to our directors and executive officers for the year ended December 31, 2016:

Grant Date	Number of Options	Exercise Price of Options	Expiration Date of Options
June 7, 2016	100,000	$10.10	June 7, 2026
August 4, 2016	145,000	10.05	August 4, 2026
September 28, 2016	120,000	9.49	September 28, 2026

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

Our directors are entitled to cash compensation as follows:

All of our non-employee directors receive annual fees and per-meeting fees for their service on our board and its committees as follows:

●	annual fees in the amount of $24,000 and $30,000 for the chairman; and

●	per-meeting fees in the amount of $1,000 or $500 for participation in meetings via phone.

Executive Officer Compensation

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2016, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)
	(in thousands)
Gabi Seligsohn, Chief Executive Officer	344	89	150	819	1,402
Guy Avidan, Chief Financial Officer	184	84	98	252	618
Ofer Sandelson, Chief Operating Officer	163	67	63	138	431
Guy Zimmerman, VP of Marketing and Business Development	162	37	66	155	420
Gilad Yron, EVP Global Business	136	49	58	100	343

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.

(2)	All current executive officers listed in the table are our full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2016.

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4)	Amounts reported in this column refer to incentive and bonus payments which were paid with respect to 2016.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2016 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph (q) of Note 2 to our audited financial statements, which are included in “ITEM 18 Financial Reports” of this annual report.

2004 Share Option Plan

In May 2004 our board of directors adopted and our shareholders approved our 2004 Share Option Plan, or the 2004 Plan. The 2004 Plan was amended on June 15, 2005. We are no longer granting options under the 2004 Plan because it was superseded by the 2012 Plan, although previously granted awards remain outstanding. As of December 31, 2016, we had options to purchase 215,236 ordinary shares outstanding under the 2004 Plan.

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

2012 Share Incentive Plan

In October 2012, our board of directors adopted and our shareholders approved our 2012 Share Incentive Plan, or the 2012 Plan. The 2012 Plan replaced our 2004 Plan. We are no longer granting options under the 2012 Plan because it was superseded by the 2015 Plan, although previously granted awards remain outstanding. The 2012 Plan provides for the grant of options, restricted shares, restricted share units and other share-based awards to our and our subsidiaries’ and affiliates’ directors, employees, officers, consultants, advisors, and any other person whose services are considered valuable to us or our affiliates, to continue as service providers, to increase their efforts on our behalf or on behalf of our subsidiary or affiliate and to promote the success of our business. As of December 31, 2016, we had options to purchase 1,233,112 ordinary shares outstanding under the 2012 Plan.

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

The 2012 Plan provides that options granted to our employees, directors and officers who are not controlling shareholders and who are considered Israeli residents are intended to qualify for special tax treatment under the “capital gain track” provisions of Section 102(b) of the Ordinance. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits.

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

2015 Incentive Compensation Plan

In March 2015, we adopted our 2015 Incentive Compensation Plan, or the 2015 Plan. The 2015 Plan provides for the grant of share options, share appreciation rights, restricted share awards, restricted share units, cash-based awards, other share-based awards and dividend equivalents to our company’s and our affiliates’ respective employees, non-employee directors and consultants. The reserved pool of shares under the 2015 Plan is the sum of (i) 661,745 shares; plus (ii) on January 1 of each calendar year during the term of the 2015 Plan a number of shares equal to the lesser of: (x) 3% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, (y) an amount determined by our board of directors, and (z) 1,965,930 shares. From and after the effective date of the 2015 Plan, no further grants or awards shall be made under the 2012 Plan. Generally, shares that are forfeited, cancelled, terminated or expire unexercised, settled in cash in lieu of issuance of shares under the 2015 Plan or the 2012 Plan shall be available for issuance under new awards. Generally, any shares tendered or withheld to pay the exercise price, purchase price of an award, or any withholding taxes shall be available for issuance under new awards. Shares delivered pursuant to “substitute awards” (awards granted in assumption or substitution of awards granted by a company acquired by us) shall not reduce the shares available for issuance under the 2015 Plan. As of December 31, 2016, we had options to purchase 1,307,458 ordinary shares outstanding under the 2015 Plan and 1,284,813 ordinary shares reserved for additional grants, including the increase which was effective on January 1, 2017.

Subject to applicable law, the 2015 Plan is administered by our compensation committee which has full authority in all matters related to the discharge of its responsibilities and the exercise of its authority under the plan. Awards under the 2015 Plan may be granted until 10 years after the effective date of the 2015 Plan.

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

2015 Israeli Sub Plan

The 2015 Israeli Sub Plan provides for the grant by us of awards pursuant to Sections 102 and 3(i) of the Ordinance, and the rules and regulations promulgated thereunder. The 2015 Israeli Sub Plan is effective with respect to awards granted as of 30 days from the date we submitted it to the Israeli Tax Authority, or the ITA. The 2015 Israeli Sub Plan provides for awards to be granted to those of our or our affiliates’ employees, directors and officers who are not Controlling Shareholders, as defined in the Ordinance, and who are considered Israeli residents, to the extent that such awards either are (i) intended to qualify for special tax treatment under the “capital gains track” provisions of Section 102(b) of the Ordinance or (ii) not intended to qualify for such special tax treatment. The 2015 Israeli Sub Plan also provides for the grant of awards under Section 3(i) of the Ordinance to our Israeli non-employee service providers and Controlling Shareholders, who are not eligible for such special tax treatment.

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

Under our articles, our board of directors must consist of at least five and not more than nine directors, including at least two external directors required to be appointed under the Companies Law. Our board of directors consists of nine directors, including our two external directors. Other than external directors, for whom special election requirements apply under the Companies Law, as detailed below, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that at each annual general meeting the term of office of only one class of directors expires. Each director will hold office until the annual general meeting of our shareholders in which his or her term expires, unless they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles.

Our directors are divided among the three classes as follows:

(i)	the Class I directors are Alon Lumbroso and Dov Ofer, and their terms expire at the annual general meeting of the shareholders to be held in 2019 and when their successors are elected and qualified;

(ii)	the Class II directors are Ofer Ben-Zur and Gabi Seligsohn, and their terms expire at our annual general meeting of the shareholders to be held in 2017 and when their successors are elected and qualified; and

(iii)	the Class III directors are Eli Blatt, Yuval Cohen and Marc Lesnick, and their terms expire at our annual general meeting of the shareholders to be held in 2018 and when their successors are elected and qualified.

Our board of directors has determined that our directors, Lauri Hanover, Alon Lumbroso, Jerry Mandel and Dov Ofer are independent under the rules of the NASDAQ Stock Market. The definition of “independent director” under the NASDAQ Stock Market rules and “external director” under the Companies Law overlap to a significant degree such that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under the NASDAQ Stock Market rules. However, it is possible for a director to qualify as an “external director” under the Companies Law without qualifying as an “independent director” under the NASDAQ Stock Market rules, or vice-versa. The definition of external director under the Companies Law includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor that would impair the ability of the external director to exercise independent judgment. The definition of independent director under the NASDAQ Stock Market rules specifies similar, although less stringent, requirements in addition to the requirement that the board of directors consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, both external directors and independent directors serve for a period of three years; external directors pursuant to the requirements of the Companies Law and independent directors pursuant to the staggered board provisions of our articles. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by an ordinary majority. See “—External Directors” for a description of the requirements under the Companies Law for a director to serve as an external director.

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

Under regulations recently promulgated under the Israeli Companies Law, Israeli public companies whose shares are traded on certain U.S. stock exchanges, such as the NASDAQ Global Select Market, and that lack a controlling shareholder (as defined below) are exempt from the requirement to appoint external directors. Any such company is also exempt from the Israeli Companies Law requirements related to the composition of the audit and compensation committees of the Board. Eligibility for these exemptions is conditioned on compliance with U.S. stock exchange listing rules related to majority Board independence and the composition of the audit and compensation committees of the Board, as applicable to all listed domestic U.S. companies.

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

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ corporate governance rules. Our board of directors has determined that Lauri Hanover and Jerry Mandel is each an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by NASDAQ corporate governance rules.

Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the NASDAQ Stock Market rules.

Audit Committee Role

Our board of directors has an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules and regulations of the SEC and the listing requirements of the NASDAQ Stock Market, as well as the requirements for such committee under the Companies Law, including the following:

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and must be brought for approval by the company’s shareholders, which approval requires what we refer to as a Special Approval for Compensation. A Special Approval for Compensation requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights.

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

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions with respect to matters related to approval of the terms of engagement of office holders, including:

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

Consistent with the foregoing requirements, following the recommendation of our compensation committee, our Board and our shareholders approved our compensation policy in July 2015 and September 2015, respectively.

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

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. Irena Ben-Yakar of Brightman Almagor & Zohar (Deloitte) serves as our internal auditor.

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

Fortissimo Capital, which owns 26.3% of our ordinary shares, is currently a controlling shareholder for these purposes, although this status may change in the future.

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

As of December 31, 2016, we had 390 employees and subcontractors with 249 located in Israel, 59 in the United States, 41 in Germany and 41 in Hong Kong. The following table shows the breakdown of our workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of December 31,
Area of Activity	2014	2015	2016
Service	49	64	69
Sales and marketing	46	76	87
Manufacturing and operations	66	68	68
Research and development	60	90	115
General and administrative	30	45	51
Total	251	343	390

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2017:

●	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of February 28, 2017 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

Unless otherwise noted below, each shareholder’s address is c/o Kornit Digital Ltd., 12 Ha’Amal Street, Rosh –Ha’Ayin 4809246, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

The percentages set forth below are based on 33,492,963 ordinary shares outstanding as of February 28, 2017.

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

Name	Number of Shares Beneficially Held	Percent
5% or Greater Shareholders
Fortissimo Capital Fund II (Israel), L.P.(1)	8,802,481	26.3%

Directors and Executive Officers
Yuval Cohen(2)	8,822,221	26.3%
Ofer Ben-Zur	182,541	0.5%
Eli Blatt(3)	8,816,299	26.3%
Lauri Hanover	*	*
Marc Lesnick(3)	8,816,299	26.3%
Alon Lumbroso	*	*
Jerry Mandel	*	*
Dov Ofer	*	*
Gabi Seligsohn(4)	494,601	1.5%
Nuriel Amir	-	-
Guy Avidan	*	*
Ofer Sandelson	*	*
Gilad Yron	-	-
Guy Zimmerman	*	*
All Directors and Executive Officers as a Group (14 persons)(5)	9,691,854	28.4%

* Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)	Based on information provided to us by Fortissimo Capital Fund II (Israel), L.P. (“Fortissimo Fund II”), Fortissimo Capital Fund II (GP), L.P. (“Fortissimo II GP”) and Fortissimo Capital 2 Management (GP) Ltd. (“Fortissimo Management”). Fortissimo II GP is a Cayman Island limited partnership, which serves as the general partner of Fortissimo Fund II, an Israeli limited partnership: The general partner of Fortissimo II GP is Fortissimo Management, a Cayman Islands corporation. Messrs. Eli Blatt, Yuval Cohen and Marc Lesnick are members of the investment committee of Fortissimo Management and share voting and dispositive power with respect to such shares. The principal address of Fortissimo Management is 14 Hamelacha Street, Park Afek, Rosh Ha’Ayin 48091, Israel.

(2)	Consists of 8,802,481 ordinary shares held by Fortissimo Capital and options to purchase 19,740 ordinary shares exercisable within 60 days of February 28, 2017.
(3)	Consists of 8,802,481 ordinary shares held by Fortissimo Capital and options to purchase 13,818 ordinary shares exercisable within 60 days of February 28, 2017.
(4)	Consists of 36,357 ordinary shares and options to purchase 458,244 ordinary shares exercisable within 60 days of February 28, 2017.
(5)	Consists of 9,021,379 ordinary shares and options to purchase 670,475 ordinary shares exercisable within 60 days of February 28, 2017.

Recent Significant Changes in the Percentage Ownership of Major Shareholders

In January 2017, Fortissimo Capital sold 6,235,000 of our ordinary shares in a secondary public offering, which decreased its holdings in our Company from 48.5% to 26.3% (after taking into account the increase in outstanding shares resulting from our concurrent follow-on offering). In February 2017, we were informed by FMR LLC that they had sold all of their shares of the Company previously reported to have been held. Other than the foregoing, there have been no recent significant changes in the percentage ownership of major shareholders.

B.	Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, since January 1, 2016, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

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

The following table provides information regarding the options to purchase our ordinary shares held by each of our directors and officers who beneficially owns greater than one percent of our ordinary shares:

Name/Title	Number of Shares Underlying Options	Exercise Price	Expiration Date
Yuval Cohen, Chairman of the Board of Directors	29,610	$9.97	March 6, 2025
Eli Blatt, Director	20,727	$9.97	March 6, 2025
Marc Lesnick, Director	20,727	$9.97	March 6, 2025
Gabi Seligsohn, Chief Executive Officer and Director	650,992	$2.17	April 27, 2024
	120,000	$12.97	September 28, 2025
	120,000	$9.49	September 28, 2026

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

Our ordinary shares have been quoted on the NASDAQ Global Select Market under the symbol “KRNT” since April 2, 2015. Prior to that date, there was no public trading market for our ordinary shares. Our IPO was priced at $10.00 per share on April 2, 2015. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on NASDAQ:

	Low	High
	(in U.S. dollars)
Annual:
2016	$8.10	$14.70
2015 (beginning April 2, 2015)	9.91	17.50
Quarterly:
First Quarter 2017 (through March 20, 2017)	12.05	18.50
Fourth Quarter 2016	9.00	14.70
Third Quarter 2016	8.90	11.70
Second Quarter 2016	8.10	11.19
First Quarter 2016	8.91	12.00
Fourth Quarter 2015	9.91	13.80
Third Quarter 2015	11.42	15.85
Second Quarter 2015	11.76	17.50
Most Recent Six Months (and Most Recent Partial Month):
March 2017 (through March 20, 2017)	14.55	16.95
February 2017	16.25	18.50
January 2017	12.05	18.40
December 2016	11.25	14.70
November 2016	9.00	12.30
October 2016	9.35	10.60
September 2016	8.90	11.37

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

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

Agreements with Amazon

Master Purchase Agreement

On January 10, 2017, we entered into a Master Purchase Agreement, or the Purchase Agreement, with Amazon Corporate LLC, a subsidiary of Amazon.com, Inc., or Amazon. Under the Purchase Agreement, Amazon may purchase and we have committed to supply Avalanche 1000 digital direct-to-garment printers and NeoPigment ink and other consumables at agreed upon prices which are subject to volume. We also agreed to provide maintenance services and extended warranties to Amazon at agreed prices

The Purchase Agreement provides for an “end of life” program. We are required to notify Amazon 12 months in advance if it intends to stop supporting one of the products or services supplied by us and to continue to manufacture the product or provide such service during the applicable period. Subject to certain exceptions, we are required to continue to supply ink in such quantities as Amazon requires for at least 36 months after the earlier of (1) the end of the term of the Purchase Agreement or (2) 18 months following the purchase of the last product sold pursuant to the Purchase Agreement. The Purchase Agreement requires us to make arrangements to ensure continuity of our supply of products if we do not comply with its requirements to supply the products or the services under the agreement or becomes insolvent. The Purchase Agreement also provides for penalties on a sliding scale in the case of late delivery or if our systems are unavailable for certain specific periods. There are no minimum spending commitments under the Purchase Agreement. The term of the Purchase Agreement is five years beginning on May 1, 2016 and extends automatically for additional one year periods unless terminated by Amazon.

Transaction Agreement and Warrant

Concurrently with the Purchase Agreement, we and Amazon entered into a Transaction Agreement, or the Transaction Agreement, pursuant to which we agreed to issue to an affiliate of Amazon a warrant, or the Warrant to acquire up to 2,932,176 of our ordinary shares, or the Warrant Shares, at a purchase price of $13.03 per share which is based on the preceding 30 trading day VWAP prior to the execution of the Transaction Agreement. The Warrant also provides for cashless exercise.

Under the terms of the Warrant, the ordinary shares underlying the Warrant are subject to vesting as a function of payments for purchased products and services of up to $150 million over a five year period with the shares vesting incrementally each time Amazon (which includes its affiliates for purposes of the vesting determination) makes a payment totaling $5 million to us. Warrant Shares vest in increments of 85,521 shares until such time as Amazon has paid an aggregate of $75 million to us and thereafter the remaining Warrant Shares vest in additional increments of 109,956 shares each. Based on payments made by Amazon prior to the date of the Warrant, some of the Warrant Shares have vested at the time of the execution of the Purchase Agreement

The Warrant is exercisable through January 10, 2022. Upon the consummation of a change of control transaction (as defined in the Warrant), subject to certain exceptions, the unvested portion of the Warrant will vest in full and become fully exercisable

The exercise price and the number of Warrant Shares issuable upon exercise of the Warrant are subject to customary anti-dilution adjustments.

The Transaction Agreement includes customary representations, warranties and covenants of our company and Amazon. The Transaction Agreement restricts any transfer of the Warrant except to a wholly owned subsidiary of Amazon and contains certain restrictions on Amazon’s ability to transfer the Warrant Shares, including to a beneficial owner of more than 5% of our outstanding ordinary shares, subject to customary exceptions. The Transaction Agreement also contains certain customary standstill restrictions with respect to an acquisition of our shares (other than an acquisition of the Warrant Shares), solicitation of proxies and other actions that seek to influence the control of our company. These standstill restrictions remain in effect until such time as the Warrant Shares held by Amazon or that remain unexercised under the Warrant represent less than 2% of our outstanding shares.

Under the Transaction Agreement, Amazon is entitled to certain registration rights. At any time after the one year anniversary of the Transaction Agreement (1) Amazon may request up to two times in any 12-month period that we file a shelf registration statement on Form F-3 or S-3 and we are required to keep the shelf registration effective for four 90-day periods, (2) if we are ineligible to file a registration statement on Form F-3 or Form S-3, Amazon may request up to four times that we file a long form registration statement to facilitate the sale of its shares, and (3) Amazon is entitled to piggyback registration rights on underwritten offerings effected by us. We are subject to customary obligations upon Amazon’s request for registration, including cooperation in case of an underwritten offering.

Underwriting Agreement for Secondary and Follow-On Offering

We entered into an underwriting agreement, dated January 25, 2017, with Fortissimo Capital, Mr. Gabi Seligsohn, Barclays Capital Inc. and Citigroup Global Markets Inc., as representatives of the underwriters, with respect to the ordinary shares sold by Fortissimo Capital and Mr. Seligsohn and by us in our secondary and follow-on offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

Other Material Contracts

Material Contract	Location in This Annual Report
Amended and Restated Investors’ Rights Agreement, dated March 18, 2015, between us and the parties thereto	“ITEM 7.B. Related Party Transaction—Investors’ Rights Agreement.”

Agreements and arrangements with, and compensation of, directors and executive officers	“ITEM 7.B. Related Party Transactions—Agreements and arrangements with, and compensation of, directors and executive officers.”

Kornit Digital Compensation Policy	“ITEM 6.C. Board Practices-Board Committees-Compensation Committee and Compensation Policy.”

OEM Supply Agreement, dated December 3, 2015, between us and FujiFilm Dimatix, Inc.	“ITEM 4.B. Business Overview— Manufacturing, Inventory and Suppliers-Inventory and Suppliers.”

Amended and Restated Supplier Agreement, dated November 19, 2014, between the Registrant and I.T.S. Industrial Technologic Solutions, Ltd.	“ITEM 4.B. Business Overview— Manufacturing, Inventory and Suppliers-Manufacturing.”

Manufacturing Services Agreement, dated as of May 2015, between us and Flextronics (Israel) Ltd.	“ITEM 4.B. Business Overview— Manufacturing, Inventory and Suppliers-Manufacturing.”

Office and Parking Space Lease Agreement, dated as of December 17, 2007 between us and Industrial Building Corporation, as amended	“ITEM 4.D. Property, Plants and Equipment.”

Agreement, dated as of December 22, 2016, between us and B.G. (Israel) Technologies Ltd.	“ITEM 4.B. Business Overview— Manufacturing, Inventory and Suppliers-Inventory and Suppliers.”

D.	Exchange Controls

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Capital gain is generally subject to tax at the corporate tax rate (25.0% in 2016, 24% in 2017 and 23% in 2018 and thereafter), if generated by a company, or at the rate of 25% if generated by an individual, or 30% in the case of sale of shares by a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive proceeds upon liquidation and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2016).

Notwithstanding the foregoing, a non-Israeli resident (individual or corporation) who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a recognized stock exchange in Israel or outside of Israel will generally be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Excess Tax.

Beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 810,720 (in 2015) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain. Pursuant to new legislation enacted recently, as of 2017, such tax rate was increased to 3% on annual income exceeding NIS 640,000 (which amount is linked to the annual change in the Israeli consumer price index).

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

Distributions

Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution that we pay you with respect to our ordinary shares before reduction for any non-U.S. taxes withheld therefrom generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any cash distribution exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, if you are a U.S. Holder, you should expect that the entire amount of any cash distribution generally will be reported as dividend income to you; provided, however, that distributions of ordinary shares to U.S. Holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Moreover, such reduced rate shall not apply if we are a PFIC for the taxable year in which it pays a dividend, or were a PFIC for the preceding taxable year. Dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

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

Although, as discussed above, dividends that we pay to a U.S. Holder will generally be treated as foreign source income, for periods in which we are a “United States-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source income solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. A U.S. Holder entitled to benefits under the United States-Israel Tax Treaty may, however, elect to treat any dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit. U.S. Holders should consult their own tax advisors about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, such an election.

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

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, our ordinary shares generally will continue to be treated as shares in a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above (including if we are not classified as a PFIC for the taxable year ending December 31, 2016).

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2016, and furthermore do not expect to be classified for the taxable year ending December 31, 2017. Because PFIC status must be determined annually based on tests which are factual in nature, our PFIC status in future years will depend on our income, assets and activities in those years. There can be no assurance that we will not be considered a PFIC for any taxable year and we do not intend to make a determination of our or any of our future subsidiaries’ PFIC status in the future. A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences described below with respect to owning our ordinary shares if we are classified as a PFIC for our taxable year ending December 31, 2016, provided that such U.S. Holder is eligible to make, and successfully makes, either a “mark-to-market” election or a qualified electing fund election described below for the taxable year in which its holding period begins.

If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime, which we refer to as the Excess Distribution Regime, will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of our ordinary shares. Under the Excess Distribution Regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. Certain elections may be available that would result in an alternative treatment of our ordinary shares. If we are determined to be a PFIC, the Excess Distribution Regime described in this paragraph would also apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any future subsidiary of ours that also may be determined to be PFICs.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, then in lieu of being subject to the tax and interest charge rules discussed above, a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such ordinary shares are “regularly traded” on a “qualified exchange.” In general, our ordinary shares will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of our ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. Although the IRS has not published any authority identifying specific exchanges that may constitute “qualified exchanges,” Treasury Regulations provide that a qualified exchange is (a) a United States securities exchange that is registered with the SEC, (b) the United States market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a non-U.S. securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such non-U.S. exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market, and to protect investors; and the laws of the country in which such non-U.S. exchange is located and the rules of such non-U.S. exchange ensure that such requirements are actually enforced and (ii) the rules of such non-U.S. exchange effectively promote active trading of listed stocks. Our ordinary shares are listed on the NASDAQ Global Select Market, which is a United States securities exchange that is registered with the SEC. However, no assurance can be given that our ordinary shares meet the requirements to be treated as “regularly traded” for purposes of the mark-to-market election. In addition, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the Excess Distribution Regime with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including stock in any future subsidiary of ours that is treated as a PFIC.

If a U.S. Holder makes an effective mark-to-market election, such U.S. Holder will include in each year that we are a PFIC as ordinary income the excess of the fair market value of such U.S. Holder’s ordinary shares at the end of the year over such U.S. Holder’s adjusted tax basis in our ordinary shares. Such U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of such U.S. Holder’s adjusted tax basis in our ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder will not mark-to-market gain or loss for any taxable year in which we are not classified as a PFIC. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain such U.S. Holder recognizes upon the sale or other disposition of such U.S. Holder’s ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

A U.S. Holder’s adjusted tax basis in our ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisers about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund,” or QEF, election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. Generally, a QEF election should be made on or before the due date for filing a U.S. Holder’s federal income tax return for the first taxable year in which it held our ordinary shares. If a timely QEF election is made, an electing U.S. Holder of our ordinary shares will be required to include in its ordinary income such U.S. Holder’s pro rata share of our ordinary earnings and to include in its long-term capital gain income such U.S. Holder’s pro rata share of our net capital gain, whether or not distributed. Under Section 1293 of the Code, a U.S. Holder’s pro rata share of our ordinary income and net capital gain is the amount which would have been distributed with respect to such U.S. Holder’s ordinary shares if, on each day during our taxable year, we had distributed to each holder of our ordinary shares a pro rata share of that day’s ratable share of our ordinary earnings and net capital gain for such year. In certain cases in which a QEF does not distribute all of its earnings in a taxable year, its U.S. Holders may also be permitted to elect to defer payment of some or all of the taxes on the QEF’s undistributed income but will then be subject to an interest charge on the deferred amount.

We intend to provide, upon request, all information that a U.S. Holder making a QEF election is required to obtain for U.S. federal income tax purposes (e.g., the U.S. Holder’s pro rata share of ordinary income and net capital gain), and intend to provide, upon request, a “PFIC Annual Information Statement” as described in Treasury Regulation section 1.1295-1 (or in any successor IRS release or Treasury regulation), including all representations and statements required by such statement. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If a U.S. Holder owns our ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 with respect to us, generally with the U.S. Holder’s federal income tax return for that year.

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

Tax on Net Investment Income

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from the tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally will include its dividends on our ordinary shares and net gains from dispositions of our ordinary shares, unless those dividends or gains are derived in the ordinary course of the conduct of trade or business (other than trade or business that consists of certain passive or trading activities). Net investment income, however, may be reduced by deductions properly allocable to that income. A U.S. Holder that is an individual, estate or trust is urged to consult its tax adviser regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of our ordinary shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

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

Foreign Currency Exchange Risk

Due to our international operations, currency exchange rates impact our financial performance. In 2016, approximately 88% of our revenues were denominated in U.S. dollars and 12% of our revenues were denominated in Euros. Conversely, in 2016, approximately 55% of our purchases of raw materials and components of our systems and ink and other consumables are denominated in either NIS or in NIS prices that are linked to U.S. dollars. Similarly, a majority of our operating costs, which are largely comprised of labor costs, are denominated in NIS, due to our operations in Israel. Accordingly, our results of operations may be materially affected by fluctuations in the value of the U.S. dollar relative to the NIS and the Euro.

The following table presents information about the changes in the exchange rates of the NIS and the Euro against the U.S. dollar:

	Change in Average Exchange Rate
Period	U.S. Dollar against the NIS (%)	U.S. Dollar against the Euro (%)
2014	(0.9)	(0.0)
2015	8.6	(16.5)
2016	(1.1)	(0.3)

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS and positive figures represent appreciation of the U.S. dollar compared to the NIS. We estimate that a 10% increase or decrease in the value of the NIS against the U.S. dollar would have decreased or increased our net income by approximately by approximately $3.2 million in 2015 and 0.9 million in 2016. We estimate that a 10% increase or decrease in the value of the Euro against the U.S. dollar would have decreased or increased our net income by approximately $0.7 million in 2015 and 0.3 million in 2016. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.

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

During 2015 and 2016, we entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in NIS.

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

Interest Rate Risk

Our investment strategy is to achieve a return that will allow us to preserve capital and maintain liquidity requirements. We invest primarily in debt securities, corporate debt securities. By policy, we limit the amount of credit exposure to any one issuer. As of December 31, 2015 and December 31, 2016, unrealized losses on our marketable debt securities were primarily due to temporary interest rate fluctuations as a result of higher market interest rates compared to interest rates at the time of purchase. We account for both fixed and variable rate securities at fair value with changes on gains and losses recorded in the OCI until the securities are sold.

Other Market Risks

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

From the effective date of the registration statement and until December 31, 2016, we had used $17.1 million of the net proceeds of the IPO for working capital.

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

(a) Disclosure Controls and Procedures

Our management evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2016. Based on their evaluation, our principal executive officer and principal financial officer concluded that as of December 31, 2016, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management annual report on internal control over financial reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2016 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

 (c) Attestation report of the independent registered public accounting firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting because the JOBS Act provides an exemption from such requirement, as we qualify as an emerging growth company.

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

We have adopted a code of ethics and business conduct applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of our company, and is available to investors and others on our website at http://ir.kornit.com/ or by contacting our investor relations department. Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics and business conduct applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. No such amendment was adopted, nor waiver provided, by us during the fiscal year ended December 31, 2016.

ITEM 16C.	Principal Accountant Fees and Services.

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2015 and 2016:

	2015	2016
Audit Fees	$414,000	$383,000
Audit-Related Fees	-	-
Tax Fees	69,000	57,000
All Other Fees	65,000	20,000
Total	$548,000	$460,000

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

See pages F-2 through F-42 appended hereto.

ITEM 19.	Exhibits.

Please see the exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KORNIT DIGITAL LTD.

By:	/s/ Guy Avidan
Name:	Guy Avidan
Title:	Chief Financial Officer

Date: March 30, 2017

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Kornit Digital Ltd.(1)
2.1	Specimen ordinary share certificate of Kornit Digital Ltd.(2)
4.1	Amended and Restated Investors’ Rights Agreement, dated March 18, 2015, by and among Kornit Digital Ltd. and certain of the Registrant’s shareholders(2)
4.2	Form of Indemnification Agreement(2)
4.4	2004 Share Option Plan(3)
4.5	2012 Share Incentive Plan(3)
4.5	2015 Incentive Compensation Plan(1)
4.6	Kornit Digital Ltd.’s Compensation Policy(4)
4.7	English Summary of the Office and Parking Space Lease Agreement dated as of December 17, 2007, by and between the Registrant and Industrial Building Corporation Ltd. as amended by Addendum, dated 2007, Addendum to Lease Agreement, dated 2007, Addendum to Lease Agreement, dated March 8, 2012, Addendum to Lease Agreement, dated 2012, Addendum to Lease Agreement, dated December 19, 2012, Addendum to Lease Agreement, dated May 20, 2013, Addendum to Lease Agreement, dated January 12, 2014, Addendum to Lease Agreement, dated January 12, 2014, Addendum to Lease Agreement, dated December 27, 2015 and Addendum to Lease Agreement, dated December 28, 2015.(5)
4.8	English Summary of the Lease Agreement, dated March 25, 2010, by and between the Registrant and Benvenisti Engineering Ltd. as amended by Addendum to Lease Agreement, dated November 21, 2011, and Addendum to Lease Agreement, dated September 16, 2014(3)
4.9	OEM Supply Agreement, dated December 3, 2015, among the Registrant and FujiFilm Dimatix, Inc. †(6)
4.10	Sales Representative Agreement, dated April 1, 2014, between the Registrant and Hirsch International Corporation †(3)
4.11	Manufacturing Services Agreement, dated May 2015, by and between the Registrant and Flextronics (Israel) Ltd. †
4.12	English Translation of Hebrew Original of Agreement, dated December 22, 2016 between the Registrant and B.G. (Israel) Technologies Ltd. †
4.13	Master Purchase Agreement, dated January 10, 2017, between the Registrant and Amazon Corporate LLC†
4.14	Transaction Agreement, dated January 10, 2017, between the Registrant and Amazon.com, Inc.
4.15	Warrant to Purchase Ordinary Shares, dated January 10, 2017, issued to Amazon.com NV Investment Holdings LLC
8.1	List of subsidiaries of the Registrant(7)
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm

(1)	Previously filed with the SEC on March 18, 2015 as an exhibit to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.

(2)	Previously filed with the SEC on March 10, 2015 as an exhibit to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.

(3)	Previously filed with the SEC on February 25, 2015 as an exhibit to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.

(4)	Previously filed with the SEC on August 10, 2015 as Annex A to Exhibit 99.1 to the Registrant’s report of foreign private issuer on Form 6-K and incorporated by reference herein.
(5)	Previously filed with the SEC on March 17, 2016 as Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F and incorporated by reference herein.
(6)	Previously filed with the SEC on April 14, 2016 as Exhibit 4.9 to Amendment No. 1 to the Registrant’s Annual Report on Form 20-F and incorporated by reference herein.
(7)	Previously filed with the SEC on March 17, 2016 as Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F and incorporated by reference herein.

†	Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 406 under the Securities Act of 1933 as amended or Rule 24b-2 under the Securities Exchange Act of 1934, as amended, as applicable.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

- - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

KORNIT DIGITAL LTD.

We have audited the accompanying consolidated balance sheets of Kornit Digital Ltd. (the “Company”) and its subsidiaries as of December 31, 2015 and 2016, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2015 and 2016, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2017	A Member of Ernst & Young Global

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2015	2016

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,464	$22,789
Short-term bank deposits	22,000	-
Available for sale marketable securities	4,527	16,500
Trade receivables, net	22,598	31,638
Other accounts receivable and prepaid expenses	3,314	3,735
Inventories	15,803	24,122

Total current assets	86,706	98,784

Available for sale marketable securities	29,152	21,724
Severance pay fund	1,125	768
Property and equipment, net	4,778	9,247
Intangible assets, net	1,023	3,385
Goodwill	-	5,092
Other assets	568	1,046

Total long-term assets	36,646	41,262

Total assets	$123,352	$140,046

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2015	2016

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$13,230	$16,433
Employees and payroll accruals	4,383	5,918
Deferred revenues and advances from customers	1,008	1,679
Other payables and accrued expenses	2,630	6,103

Total current liabilities	21,251	30,133

LONG TERM LIABILITIES:
Accrued severance pay	1,839	1,269
Payment obligation related to acquisition	-	1,070
Other long-term liabilities	-	386

Total long-term liabilities	1,839	2,725

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 200,000,000 shares at December 31, 2015 and 2016, respectively; Issued and Outstanding: 30,295,949 shares and 30,989,873 shares at December 31, 2015 and 2016, respectively	76	78
Accumulated other comprehensive loss	(283)	(82)
Additional paid in capital	89,071	94,966
Retained earnings	11,398	12,226

Total shareholders’ equity	100,262	107,188

Total liabilities and shareholders’ equity	$123,352	$140,046

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2014	2015	2016

Revenues, net	$66,364	$86,405	$108,694
Cost of revenues	37,187	45,820	59,284

Gross profit	29,177	40,585	49,410

Operating expenses:
Research and development	9,475	11,950	17,383
Selling and marketing	10,616	13,367	18,338
General and administrative	5,266	9,500	12,259

Total operating expenses	25,357	34,817	47,980

Operating income	3,820	5,768	1,430

Finance income (expenses) , net	(15)	(334)	46

Income before taxes on income	3,805	5,434	1,476
Taxes on income	782	709	648

Net income	$3,023	$4,725	$828

Basic net earnings per share	$0.34	$0.19	$0.03

Diluted net earnings per share	$0.29	$0.18	$0.03

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016

Net income	$3,023	$4,725	$828

Other comprehensive income (loss):
Available-for-sale marketable securities:
Unrealized gains (losses) arising during the period	-	(227)	133
Reclassification adjustments for gain included in net income	-	-	(6)

Net change	-	(227)	127

Cash flow hedges:
Unrealized gains arising during the period	-	5	97
Reclassification adjustments for loss included in net income	-	(33)	(66)

Net change	-	(28)	31

Foreign currency translation adjustment	(183)	(118)	43

Net change in accumulated comprehensive income (loss)	(183)	(137)	201

Comprehensive income	$2,840	$4,588	$1,029

The accompanying notes are an integral part of the consolidated financial statements

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Preferred A-1 shares		Ordinary shares		Additional	Accumulated		Total
	Number of shares outstanding	Amount	Number of shares outstanding	Amount	paid in capital	other comprehensive income (loss)	Retained earnings	Shareholders’ equity

Balance at December 31, 2013	1,927,140	$32	8,953,565	$22	$11,867	$37	$3,650	$15,608

Exercise of options	-	-	19,659	(*-	6	-	-	6
Share-based compensation	-	-	-	-	897	-	-	897
Other comprehensive income	-	-	-	-	-	(183)	-	(183)
Net income	-	-	-	-	-	-	3,023	3,023

Balance at December 31, 2014	1,927,140	32	8,973,224	22	12,770	(146)	6,673	19,351

Conversion of preferred shares	(1,927,140)	(32)	12,628,741	32	-	-	-	-

Issuance of ordinary shares in initial public offering, net of issuance expenses in an amount of 2,415	-	-	8,165,000	21	73,498	-	-	73,519
Exercise of options	-	-	528,984	1	420	-	-	421
Share-based compensation	-	-	-	-	2,383	-	-	2,383
Other comprehensive loss	-	-	-	-	-	(137)		(137)
Net income	-	-	-	-	-	-	4,725	4,725

Balance at December 31, 2015	-	-	30,295,949	76	89,071	(283)	11,398	100,262

Exercise of options	-	-	693,924	2	958	-	-	960
Share-based compensation	-	-	-	-	2,993	-	-	2,993
Tax benefit related to exercise of stock options	-	-	-	-	71	-	-	71
Fair value of warrants deducted from revenues, net of issuance expenses in the amount of $157	-	-	-	-	1,873	-	-	1,873
Other comprehensive income	-	-	-	-	-	201	-	201
Net income	-	-	-	-	-	-	828	828

Balance at December 31, 2016	-	$-	30,989,873	$78	$94,966	$(82)	$12,226	$107,188

*)       Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	December 31,
	2014	2015	2016
Cash flows used in operating activities:

Net income	$3,023	$4,725	$828
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,347	1,833	2,973
Fair value of warrants deducted from revenues	-	-	2,030
Share based compensation	897	2,383	2,994
Tax benefit related to exercise of stock options	-	-	(71)
Realized gain on sale of available-for-sale marketable securities	-	-	(6)
Amortization of premium and accretion of discount on available-for-sale marketable securities	-	(113)	454
Accretion of payment obligation	-	-	180
Increase in trade receivables	(4,409)	(13,117)	(9,258)
Decrease (increase) in other receivables and prepaid expenses	102	(1,648)	(411)
Increase in inventories	(555)	(4,610)	(6,061)
Changes in deferred income taxes, net	(132)	(57)	(181)
Decrease (increase) in other long term assets	227	(70)	(217)
Increase (decrease) in trade payables	(1,578)	7,036	2,819
Increase (decrease) in deferred revenues and advances from customers	(130)	(820)	675
Increase in employees and payroll accruals	852	1,435	1,550
Increase (decrease) in other payables and accrued expenses	(323)	223	1,879
Increase in other long term liabilities	-	-	386
Foreign currency translation gain on intercompany balances with foreign subsidiaries	342	590	393

Net cash provided by (used in) operating activities	(337)	(2,210)	956

Cash flows used in investing activities:

Purchase of property and equipment	(1,911)	(1,861)	(5,462)
Cash paid in connection with acquisition	-	(1,000)	(9,206)
Proceeds from (investment in) bank deposits, net	2,643	(22,000)	22,000
Proceeds from maturity of available-for-sale marketable securities	-	1,500	4,500
Proceeds from sale marketable securities	-	-	2,086
Proceeds from sale of property and equipment	6	8	-
Purchase of marketable securities	-	(35,518)	(11,455)

Net cash provided by (used in) investing activities	738	(58,871)	2,463

Cash flows used in financing activities:
Proceeds from initial public offering, net (payment of issuance costs)	(661)	74,180	-
Payment of issuance cost related to warrants	-	-	(90)
Exercise of employee share options	6	421	958
Tax benefit related to exercise of stock options			71

Net cash provided by (used in) financing activities	(655)	74,601	939

Foreign currency translation adjustments on cash and cash equivalents	(82)	(49)	(33)

Increase (decrease) in cash and cash equivalents	(254)	13,520	4,325
Cash and cash equivalents at the beginning of the period	5,329	4,993	18,464

Cash and cash equivalents at the end of the period	$4,993	$18,464	$22,789

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016
Supplemental disclosure of cash flow information

Cash paid during the year for income taxes	$1,663	$1,368	$593

Non-cash investing and financing activities:

Purchase of property and equipment on credit	$113	$422	$808

Inventory transferred to be used as property and equipment	$265	$692	$1,090
Property and equipment transferred to be used as inventory	$112	$106	$-

Issuance expenses on credit	$188	$-	$362

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Kornit Digital Ltd. (the “Company”) was incorporated in 2002 under the laws of the State of Israel. The Company and its subsidiaries develop, design and market digital printing solutions for the global printed textile industry. The solutions are based on their proprietary digital textile printing systems, ink and other consumables, associated software and value added services.

b.	The Company established wholly-owned subsidiaries in Israel, the United States, Germany and Hong Kong. The Company’s subsidiaries are engaged primarily in sales, and marketing, except for the Israeli subsidiary which is engaged primarily in research and development and manufacturing.

c.

The Company depends on four major suppliers to supply certain components for the production of its products. If one of these suppliers fails to deliver or delays the delivery of the necessary components, the Company will be required to seek alternative sources of supply. A change in these suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company’s results of operations and financial position.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

On an ongoing basis, the Company’s management evaluates estimates, including those related to intangible assets and goodwill, tax assets and liabilities, fair values of stock-based awards, inventory write-offs, warranty provision, allowance for bad debt and provision for returns. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in United States dollars:

A majority of the revenues of the Company and its subsidiaries are denominated in U.S. dollars (“dollar” or “dollars”). The dollar is the primary currency of the economic environment in which the Company and its subsidiaries, other than the Company’s German subsidiary, operate. Thus, the functional and reporting currency of the Company and its subsidiaries, other than the Company’s German subsidiary, is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) No. 830 “Foreign Currency Matters”. Changes in currency exchange rates between the Company’s functional currency and the currency in which a transaction is denominated are included in the Company’s results of operations as finance income (expenses), net in the period in which the currency exchange rates change.

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

e.	Short-term deposits:

Short-term bank deposits are deposits with an original maturity of more than three months but less than one year from the date of acquisition.

f.	Marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC 320, “Investments - Debt and Equity Securities”. Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company classifies marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in “accumulated other comprehensive income” in shareholders’ equity. Realized gains and losses on sales of marketable securities are included in finance expenses, net and are derived using the specific identification method for determining the cost of securities.

The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in finance expenses, net.

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired (“OTTI”), the amount of impairment is recognized in the statement of operations and is limited to the amount related to credit losses, while impairment related to other factors is recognized in accumulated other comprehensive income (loss). The Company did not recognize OTTI on its marketable securities in 2014, 2015 and 2016.

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

Inventory write offs have been provided to cover risks arising from dead and slow moving items, technological obsolescence and excess inventories according to revenue forecasts.

During the years ended December 31, 2014, 2015 and 2016 the Company recorded inventory write off in a total amount of $287, $824 and $2,211, respectively.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property and equipment:

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and accumulated impairment losses. Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Office furniture and equipment	7 - 20
Computer and peripheral equipment	33
Machinery and equipment	15
Leasehold improvements	*)

*)	Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

i.	Goodwill and other Intangible assets:

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Under ASC No. 350, “Intangibles – Goodwill and other” (“ASC No. 350”), goodwill is not amortized but rather is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. In accordance with ASC No. 350, the Company performs an annual impairment test on December 31 of each year.

The Company operates in one operating segment and this segment comprises the only reporting unit. The Company tests goodwill using the two-step process in accordance with ASC No. 350. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. During the year ended December 31, 2016, no impairment of goodwill has been identified.

The intangible assets of the Company are not considered to have an indefinite useful life and are amortized over their useful lives. Customer relationships are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such assets as compared to the straight-line method. Acquired technology and non-competition agreements are amortized on a straight-line basis.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of long lived assets and intangible assets subject to amortization:

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During the years ended December 31, 2014, 2015 and 2016, no impairment losses were recorded.

k.	Business combinations:

The Company accounts for business combinations in accordance with ASC No. 805, “Business Combinations” (“ASC No. 805”). ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in consolidated statements of income. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in consolidated statements of income.

Acquisition related costs are expensed to the statements of income in the period incurred.

l.	Revenue recognition:

The Company generates revenues from the sale of systems, inks and consumable products and from services to its products. The Company generates revenues from sale of its products directly to end-users and indirectly through independent distributors.

Revenues are recognized in accordance with “Revenue Recognition” (“ASC No. 605”), provided that the collection of the resulting receivable is probable, there is persuasive evidence of an arrangement, no significant obligations remain and the price is fixed or determinable.

Revenues from selling these products are recognized upon delivery, provided that all other revenue recognition criteria are met. In respect of sale of systems with installation and training, the Company considers the installation and training to be not essential to the functionality of the systems. Therefore, the Company recognizes the revenues upon delivery in accordance with the agreed-upon delivery terms once all other revenue recognition criteria have been met.

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

Although, in general, the Company does not grant rights of return, there are certain instances where such rights are granted. The Company maintains a provision for returns in accordance with ASC No 605, which is estimated, based primarily on historical experience as well as management judgment, and is recorded as reduction of revenue. Such provision amounted to $396 and $346 as of December 31, 2015 and 2016, respectively.

The Company periodically provides customer incentive programs including product discounts and volume-based rebates, which are accounted for as reductions to revenue in the period in which the revenue is recognized. These reductions to revenue are made based upon reasonable and reliable estimates that are determined by historical experience and the specific terms and conditions of the incentive.

Deferred revenue includes amounts received from customers for which revenue has not yet been recognized.

In cases where the Company’s customers trade-in old systems as part of sales of new systems, the fair value of the old systems is recorded as inventory, provided that such value can be determined.

Revenues are recorded net of the fair value of the warrants associated with revenues recognized (Refer to note 17). The Company utilizes a Monte Carlo simulation approach to estimate the fair value of the warrants which requires inputs such as common ordinary share, the warrant strike price, estimated ordinary share price volatility and risk-free interest rate, among others. The Company recognized a reduction to revenues of $2,030 during the year ended December 31, 2016.

m.	Shipping and Handling:

Shipping and handling fees charged to the Company’s customers are recognized as revenue in the period shipped and the related costs for providing these services are recorded as a cost of revenues. Revenues from shipping in the years ended December 31, 2014, 2015 and 2016 were $931, $719 and $768, respectively.

n.	Cost of revenues:

Cost of revenues is comprised mainly of cost of systems and ink production, employees’ salaries and related costs, allocated overhead expenses, import taxes and royalties.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Warranty costs:

The Company typically provides a one-year warranty on the systems including parts and labor. A provision is recorded for estimated warranty costs at the time revenues are recognized based on historical warranty costs and management’s estimates. Factors that affect the Company’s warranty liability include the number of systems, historical rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts thereof as necessary.

The followings are the changes in the liability for product warranty from January 1, 2015 to December 31, 2016:

Balance at January 1, 2015	$684
Provision for warranties issued during the year	1,700
Reduction for payments and costs to satisfy claims	(1,444)

Balance at December 31, 2015	940

Provision for warranties issued during the year	2,984
Reduction for payments and costs to satisfy claims	(1,905)

Balance at December 31, 2016	$2,019

p.	Research and development expenses:

Research and development expenses are charged to the statement of income, as incurred.

q.	Accounting for share-based compensation:

The Company accounts for share based compensation in accordance with, “Compensation - Stock Compensation” (“ASC No. 718”) that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of income. ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates.

The Company selected the binomial option pricing model as the most appropriate fair value method for its share-based compensation awards with the following assumptions for the years ended December 31, 2014, 2015 and 2016:

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31,
	2014	2015	2016

Suboptimal exercise multiple	2.0-10.0	2.0-2.5	1.0-1.5
Risk free interest rate	0.1%-2.5%	0.2%-2.2%	0.3%-2.2%
Volatility	50%-55%	50%-55%	54%-56%
Dividend yield	0%	0%	0%

The expected volatility is based on volatility of similar companies whose share prices are publicly available over an historical period equivalent to the option’s expected term. The computation of the suboptimal exercise multiple based on empirical studies, the early exercise factor of public companies is approximately 100% for employees and 150% for managers. The early exercise factor of grantees in private companies is expected to be higher due to the lack of marketability that leads to longer exercise period of the options.

The interest rate for period within the contractual life of the award is based on the U.S. Treasury Bills yield curve in effect at the time of grant. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on service conditions, using the straight line method, over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The following table sets forth the total share based compensation expense included in the consolidated statements of income for the years ended December 31, 2014, 2015 and 2016:

	Year ended December 31,
	2014	2015	2016

Cost of revenues	$96	$306	$482
Research and development	86	281	217
Sales and marketing	207	537	654
General and administrative	508	1,259	1,641

Total share-based compensation expense	$897	$2,383	$2,994

r.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on ASC No. 815, “Derivatives and Hedging” (“ASC No. 815”). ASC No. 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

According to ASC No. 815, for derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings.

Starting 2015, the Company entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekels (“NIS”). As of December 31, 2015 and 2016, the fair value of the Company’s outstanding forward and option contracts amounted to $30 and $3 which is included within other accounts receivable and prepaid expenses and payables and accrued expenses, respectively on the balance sheets.

The Company measured the fair value of these contracts in accordance with ASC No. 820, “Fair Value Measurements and Disclosures” (“ASC No. 820”), and they were classified as level 2 of the fair value hierarchy.

As of December 31, 2015 and December 31, 2016, the notional principal amount of the Hedging Contracts to sell U.S. dollars held by the Company was $ 8,453 and $8,636, respectively.

s.	Advertising:

Advertising costs are charged to operations as incurred and were $437, $283 and $526 for the years ended December 31, 2014, 2015 and 2016, respectively.

t.	Income taxes:

The Company accounts for income taxes and uncertain tax positions in accordance with ASC No. 740, “Income Taxes” (“ASC No. 740”). ASC No. 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

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

The majority of the Company’s and its subsidiaries’ cash and cash equivalents, bank deposits and marketable securities are invested in major banks in Israel and the U.S. Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that it bears a lower risk.

The Company attempts to limit its exposure to interest rate risk by investing in securities with maturities of less than three years; however, the Company may be unable to successfully limit its risk to interest rate fluctuations. At any time, a sharp rise in interest rates could have a material adverse impact on the fair value of its investment portfolio. Conversely, declines in interest rates could have a material favorable impact on the fair value of its investment portfolio. Increases or decreases in interest rates could have a material impact on interest earnings related to new investments during the period.

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located in the United States, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers. In certain circumstances, the Company may require from its customers letters of credit, other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. Allowance for doubtful accounts as of December 31, 2015 and 2016 were $0. Bad debt expenses for the years ended December 31, 2014, 2015 and 2016, were $0, $21 and $216 respectively.

v.	Severance pay:

The majority of the Company’s employees in Israel have subscribed to Section 14 of Israel’s Severance Pay Law, 5723-1963 (“Section 14”). Pursuant to Section 14, the Company’s employees, covered by this section, are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments in accordance with Section 14 release the Company from any future the severance liabilities in respect of those employees.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Neither severance pay liability nor severance pay fund under Section 14 for such employees is recorded on the Company’s balance sheet.

With regards to employees in Israel that are not subject to Section 14, the Company’s liability for severance pay is calculated pursuant to the Severance Pay Law, based on the most recent salary of the relevant employees multiplied by the number of years of employment as of the balance sheet date. These employees are entitled to one month salary for each year of employment or a portion thereof. The Company’s liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and an accrual. The value of these deposits is recorded as an asset with other assets on the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Severance Pay Law or labor agreements.

Severance pay expenses for the years ended December 31, 2014, 2015 and 2016 were $1,015, $1,354 and $1,590 respectively.

w.	Fair value of financial instruments:

The Company applies ASC No 820. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC No 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 -	Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amount of cash, cash equivalents, short term bank deposits, trade receivables, other accounts receivable, trade payables and other accounts payable and accrued expenses approximates approximate their fair value due to the short-term maturities of such instruments.

The Company measures its marketable securities and foreign currency derivative instruments at fair value. Marketable securities and foreign currency derivative instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The contingent payment related to the SPSI acquisition is classified within Level 3 as it is based on significant inputs not observable in the market.

x.	Comprehensive income:

The Company accounts for comprehensive income in accordance with FASB ASC No. 220, “Comprehensive Income.” Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relate to gains and losses on hedging derivative instruments, unrealized gains and losses on available-for-sale securities and unrealized gain and losses from foreign currency translation adjustments.

y.	Basic and diluted net income per share:

Basic net income per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted net income per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with ASC No. 260, “Earnings Per Share”.

For the year ended December 31, 2014, all outstanding options have been included at the calculation of the diluted earnings per share since their effect was dilutive. The total number of shares related to the outstanding options excluded from the calculation of diluted net earnings per share due to their anti-dilutive effect was 762,152 and 1,498,503 for the years ended December 31, 2015 and 2016, respectively.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Impact of recently issued accounting standard not yet adopted:

1.	In May 2014, the FASB issued an ASU that provides a comprehensive model for recognizing revenue with customers. This update clarifies and replaces all existing revenue recognition guidance within U.S. GAAP and may be adopted retrospectively for all periods presented or adopted using a modified retrospective approach. This update is effective for annual and interim periods beginning after December 15, 2016. In July 2015, FASB deferred the effective date by one year to December 15, 2017 (beginning with the Company’s first quarter in 2018) and permitting early adoption of the standard, but not before the original effective date of December 15, 2016. The Company will adopt the new standard in the first quarter of 2018 and expects to apply the modified retrospective approach.

The Company is in the initial stages of its evaluation of the impact of the new standard on its accounting policies, processes, and system requirements. The Company has assigned internal resources in addition to the engagement of a third party service provider to assist in the evaluation. Implementation efforts, to date, have included training on the new standard and preparing initial gap assessments on the Company’s significant revenue streams.

While the Company continues to assess the potential impacts of the new standard, including the areas described above, it does not know or cannot reasonably estimate quantitative information related to the impact of the new standard on its financial statements at this time.

2.	In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory (Topic 330), which simplifies its current requirement that an entity measure inventory at lower of cost or market, when market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. Inventory within the scope of ASU 2015-11 should be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This amendment should be applied prospectively and is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early application is permitted as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-11 is not expected to have a material effect on the Company's consolidated financial statements.

3.	In February 2016, FASB issued Accounting Standard Update (“ASU”) No. 2016-02, “Leases”. The updated standard aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. This update is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods; early adoption is permitted and modified retrospective application is required. The Company is in the process of evaluating this guidance to determine the impact it will have on its consolidated financial statements.

4.	In March 2016, the FASB issued ASU No. 2016-09, “Improvements to Employee Share-Based Payment Accounting.” This ASU affects entities that issue share-based payment awards to their employees. The ASU is designed to simplify several aspects of accounting for share-based payment award transactions, which include the income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flows and forfeiture rate calculations. The Company will adopt this ASU on its effective date of January 1, 2017. The Company’s adoption of ASU 2016-09 will not have a material impact on its consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

5.	The FASB issued ASU 2016-13 "Measurement of Credit Losses on Financial Instruments" requiring an allowance to be recorded for all expected credit losses for financial assets. The allowance for credit losses is based on historical information, current conditions and reasonable and supportable forecasts. The new standard also makes revisions to the other than temporary impairment model for available-for-sale debt securities. Disclosures of credit quality indicators in relation to the amortized cost of financing receivables are further disaggregated by year of origination. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2019 with early adoption permitted for interim and annual periods beginning after December 15, 2018. The amendments will be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The Company is analyzing the impact of this new standard and, at this time, cannot estimate the impact of adoption on its net income. The Company plans to adopt ASU 2016-13 effective January 1, 2020.

6.	In January 2017, the FASB issued ASU No. 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” This ASU eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (the “Step 2 test”) from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the qualitative impairment test is necessary. This new standard should be applied on a prospective basis and the nature of and reason for the change in accounting principle should be disclosed upon transition. The amendments in this update should be adopted for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted on testing dates after January 1, 2017. The Company is currently evaluating the impact of adopting the new guidance on the consolidated financial statements and the timing of adoption.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITION

On July 1, 2016 (the “Closing Date”), the Company, through its wholly owned subsidiary Kornit Digital North America Inc., acquired the digital direct to garment printing assets of SPSI Inc., a North American distributor and service provider for graphic arts, printing and garment decoration solutions. Under the related acquisition agreement, the total consideration of $11,443 is compromised as following:

-	$9,206 in cash paid on the Closing Date, of which $741 is held in escrow for twelve to eighteen months following the Closing Date.

-	Milestone-based contingent payments in a total of up to $2,700 payable in 2016, 2017 and 2018. The milestone-based contingent payments are subject to the acquired business territory meeting revenues targets in 2016, 2017 and 2018 as described at the asset purchase agreement. These milestone-based contingent payments were measured at fair value at the Closing Date and recorded as a liability on the balance sheet in the amount of $2,237 ($2,470 as of December 31, 2016).

In addition, the Company incurred acquisition-related costs in a total amount of $493, which are included in general and administrative expenses. Acquisition-related costs include legal, accounting, consulting fees and other external costs directly related to the acquisition.

The main reasons for this acquisition is to improve connectivity with customers by expanding leadership position in the digital textile market as well as providing direct access to a large number of traditional screen printing customers.

Purchase price allocation:

Under business combination accounting principles, the total purchase price was allocated to SPSI’s net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

The purchase price allocation for the acquisition has been determined at the follows:

	Fair Value	Amortization period (years)
Tangible Assets
Inventory	$3,472

Intangible Assets:
Customer Relationships (*)	$2,614	5.0
Non-competition agreement (**)	265	4.0
Goodwill	5,092	Infinite

Total purchase price	$11,443

(*)	Customer relationships represent the underlying relationships and agreements with SPSI’s installed customer base and are amortized over the useful life of the agreements using accelerated method.
(**)	Non-competition agreement is amortized over the useful life of the agreement using straight-line method.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITION (Cont.)

In performing the purchase price allocation, the Company considered, among other factors, analysis of historical financial performance, the best use of the acquired assets and estimates of future performance of SPSI’s installed base. In its allocation, the Company conducted the valuation of intangible assets based on a market participant approach to valuation using an income approach and considered the report of an independent third party valuation firm and estimates and assumptions provided by management.

NOTE 4:-	FAIR VALUE MEASUREMENTS

The following is a summary of available-for-sale marketable securities:

	December 31, 2016
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Matures within one year:
Corporate debentures	$16,530	$2	$(28)	$16,504

Matures after one year through three years:
Corporate debentures	21,794	5	(79)	21,720

Total	$38,324	$7	$(107)	$38,224

	December 31, 2015
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Matures within one year:
Corporate debentures	$4,533	$-	$(6)	$4,527

Matures after one year through three years:
Corporate debentures	29,373	1	(222)	29,152

Total	$33,906	$1	$(228)	$33,679

All investments with an unrealized loss as of December 31, 2016 are with continuous unrealized losses for less than 12 months.

The below table sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2016 and December 31, 2015 by level within the fair value hierarchy.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale marketable securities	$-	$38,224	$-	$38,224
Foreign currency derivative contracts	-	3	-	3

Total financial assets	$-	$38,227	$-	$38,227

Liabilities:
Payment obligation related to acquisition	$-	$-	$1,070	$1,070

Total liabilities	$-	$-	$1,070	$1,070

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Assets:
Available-for-sale marketable securities	$-	$33,679	$-	$33,679

Total financial assets	$-	$33,679	$-	$33,679

Liabilities:
Foreign currency derivative contracts	$-	$30	$-	$30

Total liabilities	$-	$30	$-	$30

The following table set forth the change of fair value measurements that are categorized within Level 3:

Total fair value as of January 1, 2016	$-
Payment obligation related to acquisition	2,237
Settlement of payment obligation *)	(1,400)
Accretion of payment obligation	233

Total fair value as of December 31, 2016	$1,070

*)	$1,400 is included within other payables and accrued expenses on the balance sheet as the set milestone was met as of December 31, 2016.

The fair value of the payment obligation related to acquisition was estimated based on several factors of which the most significant is the Company’s revenue projections. The Company used a Monte Carlo Simulation of the triangular model with a discount rate of 15%. Payment obligations related to acquisition are revalued to current fair value at each reporting date. Any change in the fair value as a result of time passage is recognized in the financial expenses; any other changes in significant inputs such as the discount rate, the discount period or other factors used in the calculation, is recognized in operating expenses in the consolidated results of operations in the period the estimated fair value changes. Payment obligation related to acquisition will continue to be accounted for and measured at fair value until the contingencies are settled during fiscal years 2016, 2017 and 2018. Accretion of the payment obligation related to acquisition is included in financial expenses, net.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVENTORIES

	December 31,
	2015	2016

Raw materials and components	$8,724	$12,322
Finished products (*)	7,079	11,800

	$15,803	$24,122

(*)	Includes amounts of $ 145 and $ 705 for the years ended December 31, 2015 and 2016, respectively, with respect to inventory delivered to customers but for which revenue criteria have not yet been met.

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2016
Cost:

Computer and peripheral equipment	$1,421	$1,935
Office furniture and equipment	842	1,332
Machinery and equipment	5,996	8,962
Leasehold improvements	2,311	4,978

	10,570	17,207

Accumulated depreciation	(5,792)	(7,960)

Property and equipment, net	$4,778	$9,247

Depreciation expenses for the years ended December 31, 2014, 2015 and 2016 were $1,226, $1,560 and $2,447 respectively.

During the years ended December 31,2014, 2015 and 2016, the Company recorded a reduction of $168, $166 and $297, respectively to the cost and accumulated depreciation of fully depreciated equipment no longer used.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INTANGIBLE ASSETS, NET

a.	Intangible assets are comprised of the following:

	Weighted average amortization period	December 31,
	Years	2015	2016

Original amount:
Acquired technology	8.14	$1,566	$1,566
Customer relationships	5	-	2,614
Non-competition agreement	4	-	265

		$1,566	$4,445
Accumulated amortization:
Acquired technology		543	766
Customer relationships		-	261
Non-competition agreement		-	33

		543	1,060

Intangible assets, net		$1,023	$3,385

Amortization expenses for the years ended December 31, 2014, 2015 and 2016 were $126, $222 and $519, respectively.

Future amortization expenses for the years ending:

December 31,

2017	$689
2018	689
2019	689
2020	656
Thereafter	662

$3,385

NOTE 8:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2015	2016

Government authorities	$344	$993
Warranty provision	940	1,741
Professional services	248	693
Payment obligation related to acquisition	-	1,400
Accrued expenses	1,098	1,276

	$2,630	$6,103

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases facilities and vehicles under operating leases that expire on various dates through 2022. Aggregate minimum lease and rental payments under non-cancelable operating leases as of December 31, 2016, are (in the aggregate) and for each succeeding fiscal year below:

December 31,

2017	$2,528
2018	2,165
2019	1,933
2020	1,820
2021 and thereafter	339

$8,785

Total rent expenses for the years ended December 31, 2014, 2015 and 2016 were $1,203, $1,443 and $1,664, respectively.

b.	Charges:

As of December 31, 2016, the Company has three lines of credit with Israeli banks for total borrowings of up to $4.1 million, all of which was undrawn as of December 31, 2016. These lines of credit are unsecured and available subject to the Company’s maintenance of a 30% ratio of total shareholders' equity to total assets. Interest rates across these credit lines varied from 1.5% to 2.3% as of December 31, 2016. Any borrowings under the credit lines would become repayable if Fortissimo Capital ceases to be the company controlling shareholder (which for this purpose generally requires Fortissimo Capital to continue to hold 25% of the Company outstanding ordinary shares).

As of December 31, 2016, the Company does not have any borrowings under the lines of credit. The Company is in compliance with the financial covenants.

c.	Purchase commitments:

The Company estimates that at December 31, 2016, it had $34,182 of purchase commitments for goods and services from vendors.

d.	Litigation:

From time to time, the Company is party to various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

e.	Royalty Commitments:

Under the Company’s agreement for purchasing print heads and other products, which was amended and restated in 2016, the Company is obligated to pay royalties at a rate set forth in the agreement up to an agreed maximum amount of $625 per year.

Royalties expenses for the years ended December 31, 2014, 2015 and 2016 were $590, $625 and $625, respectively.

f.	Guarantees:

As of December 31, 2016, the Company provided two bank guarantees of $ 359 in the aggregate for its rented facilities.

NOTE 10:-	SHAREHOLDERS’ EQUITY

a.	Company’s shares:

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

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

b.	Share option plans:

A summary of the Company’s share option activity and related information is as follows:

	Number of shares upon exercise	Weighted average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	2,769,004	$4.74	$7.19	$18,580
Granted	831,200	10.11	9.57	2,103
Exercised	(693,923)	1.38	3.65	7,821
Forfeited	(173,115)	8.03	7.59	-

Outstanding at end of year	2,733,166	$7.01	$7.78	$16,054

Exercisable at end of year	1,009,118	$4.16	$6.20	$8,775

Vested and expected to vest	2,252,262	$6.33	$7.50	$14,750

As of December 31, 2016, $8,875 in unrecognized compensation cost related to share options is expected to be recognized over a weighted average vesting period of 2.76 years.

The weighted average fair value of options granted during the years ended December 31, 2014, 2015 and 2016 was $4.46, $7.11 and $5.64 per share, respectively. The weighted average fair value of options vested during the year ended December 31, 2016 was $4.92. The total intrinsic value of options exercised during the years ended December 31, 2014, 2015 and 2016 was $189, $5,281 and $7,822, respectively.

c.	The options outstanding as of December 31, 2016, have been classified by exercise price, as follows:

	Options outstanding at December 31, 2015			Options exercisable at December 31, 2016
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

0.36-0.92	202,001	0.60	0.97	202,001	0.60	0.97
1.14-1.60	74,311	1.48	4.97	25,982	1.26	2.79
2.07-2.17	969,514	2.14	7.47	556,620	2.14	7.46
9.38-9.49	145,000	9.47	9.68	7,500	9.49	9.75
9.97-10.10	794,722	10.04	9.13	64,366	9.97	7.57
11.49-11.90	73,005	11.83	9.74	-	-	-
12.97-15.29	474,613	14.02	8.63	152,649	14.02	8.63

	2,733,166			1,009,118

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

d.	The Company’s Board of Directors approved option plans pursuant to which the Company is authorized to issue to employees, directors and officers of the Company and its subsidiaries (the “optionees”) options to purchase ordinary shares of NIS 0.01 par value each. Under the plans, options granted before 2014 generally vest in portions as follows: 50% of total options are exercisable two years after the date determined for each optionee, a further 25% three years after the date determined for each optionee and a 25% four years after the date determined for each optionee. Starting 2014, 25% of total options are exercisable one year after the date determined for each optionee and a further 6.25% at the end of each subsequent three month period for 3 years. Options that have vested are exercisable for up to 10 years from the grant date of the options to each employee.

During 2016, the Board of Directors approved an increase in the ordinary shares reserved for issuance to 4,818,862 ordinary shares. As of December 31, 2016, an aggregate of 1,401,875 ordinary shares were available for future grants.

NOTE 11:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2014	2015	2016
Numerator for basic and diluted net earnings per share:

Net income	$3,023	$4,725	$828

Weighted average shares outstanding, net of treasury stock:

Denominator for basic net earnings per share	8,969,588	24,633,369	30,562,255
Effect of dilutive securities:
Employee share options	1,476,741	1,825,215	1,170,277

Denominator for diluted net earnings per share	10,446,329	26,458,584	31,732,532

Basic net earnings per share	$0.34	$0.19	$0.03

Diluted net earnings per share	$0.29	$0.18	$0.03

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss):

	Unrealized Gains (losses) on available for-sale marketable securities	Unrealized Gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Year ended December 31, 2016:
Beginning balance	$(227)	$(28)	$(28)	$(283)
Other comprehensive income before reclassifications	133	97	43	273
Amounts reclassified from accumulated other comprehensive income (loss)	(6)	(66)	-	(72)

Net current period other comprehensive income	127	31	43	201

Ending Balance	$(100)	$3	$15	$(82)

	Unrealized Gains (losses) on available for-sale marketable securities	Unrealized Gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Year ended December 31, 2015:
Beginning balance	$-	$-	$(146)	$(146)
Other comprehensive income (loss) before reclassifications	(227)	5	118	(104)
Amounts reclassified from accumulated other comprehensive income (loss)	-	(33)	-	(33)

Net current period other comprehensive income (loss)	(227)	(28)	118	(137)

Ending Balance	$(227)	$(28)	$(28)	$(283)

NOTE 13:-	TAXES ON INCOME

a.	Tax rates:

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2014 and 2015: 26.5%, 2016: 25%

On January 4, 2016, the Israeli Parliament’s Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 216) (Reduction of Corporate Tax Rate) which consists of the reduction of the corporate tax rate from 26.5% to 25%, effective January 1, 2016.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

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

As of December 31, 2016, tax-exempt income of $53,219 is attributable to the Company’s and its subsidiary’s various Beneficiary Enterprise programs. If such tax exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and $13,305 would be incurred as of December 31, 2016.

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

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Law) effective as of January 1, 2011 and thereafter. A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership that: (a) was registered under the Partnerships Ordinance; (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities, which, among other things, has Preferred Enterprise status and are controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate flat tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rates were reduced to 12.5% and 7%, respectively, in 2013 and increased to 16% and 9% in 2014 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments (“the Amendment”) was published. According to the Amendment, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% (20% from 2014) or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Law as amended in 2011. The Company has examined the possible effect, of these provisions of the 2011 Amendment on its financial statements and has decided, not to opt to apply the new benefits under the 2011 Amendment for the Israeli parent company and for its Israeli subsidiary it elected in 2013 to apply the benefit under the 2011 Amendment.

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

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

c.	Income taxes of non-Israeli subsidiaries:

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2016 was $5,321.

d.	Final tax assessments:

The Company and its Israeli subsidiary received final tax assessments through 2010. The U.S subsidiary received final tax assessment through 2010 and the German and the Hong Kong Subsidiaries have not received a final tax assessment since inception.

e.	Carryforward losses for tax purposes:

Carryforward operating tax losses of the Company’s Israeli subsidiary total approximately $24,000 as of December 31, 2016 and may be used indefinitely.

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s and its subsidiaries’ deferred tax liabilities and assets are as follows:

	December 31,
	2015	2016

Carryforward tax losses	$1,536	$2,015
Temporary differences	2,086	2,131

Deferred tax assets	3,622	4,146

Deferred tax liability	(77)	(102)

Valuation allowance	(3,287)	(3,605)

Deferred tax assets, net	$258	$439

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

The net change in the valuation allowance primarily reflects an increase in deferred tax assets on net operating and other temporary differences for which full valuation allowance is recorded.

g.	Taxes on income are comprised as follows:

	Year ended December 31,
	2014	2015	2016

Current taxes	$914	$766	$829
Deferred taxes	(132)	(57)	(181)

	$782	$709	$648

Domestic	$201	$(113)	$(70)
Foreign	581	822	718

	$782	$709	$648

	Year ended December 31,
	2014	2015	2016
Domestic taxes:

Current taxes	$201	$(113)	$(70)

Foreign taxes:

Current taxes	713	879	899
Deferred taxes	(132)	(57)	(181)

	581	822	718

Taxes on income	$782	$709	$648

h.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	December 31,
	2015	2016

Beginning of year	$1,187	$1,074
Decrease related to prior years’ positions	(113)	(70)

Balance at December 31	$1,074	$1,004

37

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

As of December 31, 2016, the entire amount of the unrecognized tax benefits could affect the Company’s income tax provision and the effective tax rate.

During the years ended December 31, 2014, 2015 and 2016, an amount of $(79), $26 and $0, respectively, was added to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years’ uncertain tax positions. As of December 31, 2015 and 2016, the Company had accrued interest related to uncertain tax positions in the amounts of $96, which is included within income tax accrual on the balance sheets.

Exchange rate differences are recorded within financial income (expenses), net, while interest is recorded within income tax expense.

The Company believes that it has adequately provided for any reasonably foreseeable outcome related to tax audits and settlement. The final tax outcome of its tax audits could be different from that which is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net income in the period in which such determination is made.

i.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2014	2015	2016

Income before taxes, as reported in the consolidated statements of income	$3,805	$5,434	$1,476

Theoretical tax expense on the above amount at the Israeli statutory tax rate	1,008	1,440	369
Tax adjustment in respect of different tax rate of foreign subsidiaries	44	101	114
Non-deductible expenses and other permanent differences	190	184	140
Deferred taxes on losses and other temporary differences for which valuation allowance was provided, net	218	546	318
Stock compensation relating to stock options per ASC No. 718	238	606	716
Change in tax rate	-	-	240
Beneficiary enterprise benefits (*)	(510)	(1,685)	(1,190)
Foreign exchange differences (**)	(96)	(375)	-
Increase (decrease) in other uncertain tax positions-net	112	(113)	(70)
Other	5	5	11

Actual tax expense	$782	$709	$648

(*) Basic earnings per share amounts of the benefit resulting from the “Beneficiary Enterprise” status	0.06	0.19	0.04

Diluted earnings per share amounts of the benefit resulting from the “Beneficiary Enterprise” status	0.05	0.17	0.04

(**)	Until 2016 results for tax purposes were measured under, Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985, in terms of earnings in NIS. As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual changes in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with ASC 740-10-25-3(F), the Company has not provided deferred income taxes in respect of the difference between the functional currency and the tax bases of assets and liabilities. Starting 2016 of the Israeli companies the results for tax purposes are measured in U.S dollars.

38

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

j.	Income before income taxes is comprised as follows:

	Year ended December 31,
	2014	2015	2016

Domestic	$2,212	$3,204	$(507)
Foreign	1,593	2,230	1,983

Income before income taxes	$3,805	$5,434	$1,476

NOTE 14:-	GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker, who is the chief executive officer, in deciding how to allocate resources and assessing performance. The Company’s chief operating decision maker evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis.

The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents total revenues for the years ended December 31, 2014, 2015 and 2016 and long-lived assets as of December 31, 2015 and 2016:

	Year ended December 31,
	2014	2015	2016
Revenues from sales to customers located in:

Americas (mostly U.S)	$36,752	$48,790	$72,011
EMEA	18,004	21,600	24,720
Asia Pacific - other	11,608	16,015	11,963

	$66,364	$86,405	$108,694

	December 31,
	2015	2016
Long-lived assets, by geographic region:

Americas (mostly U.S)	$314	$268
Israel	3,851	8,385
EMEA	275	341
Asia Pacific	338	253

	$4,778	$9,247

39

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	GEOGRAPHIC INFORMATION (Cont.)

Major customers’ data as a percentage of total revenues:

The following table sets forth the customers that represented 10% or more of the Company’s total revenues in each of the periods set forth below

	Year ended December 31,
	2014	2015	2016

Customer A	25%	18%	21%
Customer B	15%	15%	(* -
Customer C	(* -	(* -	16%

*)	Less than 10%

NOTE 15:-	SELECTED STATEMENTS OF INCOME DATA

a.	Financial expenses (income), net:

	Year ended December 31,
	2014	2015	2016
Financial income:

Interest on bank deposits and other	$8	$156	$203
Foreign currency translation differences	811	18	196
Interest on marketable securities	-	260	1,052

	819	434	1,451
Financial expenses:

Bank charges	(166)	(160)	(277)
Foreign currency translation differences	(668)	(495)	(674)
Amortization of premium and accretion of discount on available-for-sale marketable securities	-	(113)	(454)

Total financial expense (income):	$15	$334	$(46)

40

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company’s policy is to enter into transactions with related parties on terms that, on the whole, are no less favorable, than those available from unaffiliated third parties. Based on the Company’s experience in the business sectors in which it operates and the terms of its transactions with unaffiliated third parties, the Company believe that all of the transactions described below met this policy standard at the time they occurred.

Fortissimo Capital Fund II (GP), L.P (“Fortissimo”)

Fortissimo is the controlling shareholder of the Company as of December 31, 2016. Pursuant to a management fee agreement between the Company and Fortissimo, the Company was required to pay Fortissimo an annual fee of $120 plus an amount equal to 5% of the Company’s net income, as defined in the management services agreement, up to a maximum of $250 per year. During the years ended December 31, 2014 and 2015 the Company recorded an expense of $160 and $30, respectively, in respect of payments to Fortissimo.

In March 2015 the Company and Fortissimo agreed to terminate the management service agreement upon the consummation of an IPO. Under the agreement the Company agreed to pay Fortissimo a one-time payment of $750.

NOTE 17:-	SUBSEQUENT EVENT

On January 10, 2017 the Company had signed a master purchase agreement (“MPA”) with Amazon Inc. for a five years period beginning on May 1, 2016. Under the MPA the Company had Granted Amazon with 2,932,176 warrants to purchase ordinary shares of the Company in exercise price of $13.03. The Warrant are subject to vesting as a function of payments for purchased products and services of up to $150,000 over a five years period with the shares vesting incrementally each time Amazon makes a payment totaling $5,000 to the Company.

On January 31, 2017 the Company closed a follow on and secondary offering where by 8,625,000 ordinary shares were sold in the transaction to the public, 2,300,000 were sold by the Company and 6,325,000 were sold by the Selling Shareholders (inclusive of 1,125,000 ordinary shares pursuant to the full exercise of an overallotment option granted to the underwriters). The gross proceeds received by the Company from the offering were $36,053, net of underwriting discounts and commissions, Offering expenses to be paid by the Company are were $951.

- - - - - - - - - - - - - - - - - - - -

F-41