Form 20-F
period 2017-12-31
Kornit Digital Ltd.
filed 2018-03-20
CIK 1625791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2017, the registrant had outstanding:

34,124,223 ordinary shares, par value NIS 0.01 per share

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

☒ Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer: ☐	Accelerated filer: ☐	Non-accelerated filer: ☐
Emerging growth company: ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

USE OF TRADE NAMES

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. The “Kornit Digital” design logo, the “K” logo and other trademarks or service marks of Kornit Digital Ltd. appearing in this annual report are the property of Kornit Digital Ltd. We have several other registered trademarks, service marks and pending applications relating to our solutions. Although we have omitted the “®” and “™” trademark designations for such marks in this annual report, all rights to such trademarks are nevertheless reserved. Other trademarks and service marks appearing in this annual report are the property of their respective holders. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

CERTAIN ADDITIONAL TERMS AND CONVENTIONS

In this annual report, unless the context otherwise requires:

●	references to “Kornit Digital,” “our company,” “the Company,” “the registrant,” “we,” “us,” and “our” refer to Kornit Digital Ltd.;

●	references to “ordinary shares”, “our shares” and similar expressions refer to the Company’s Ordinary Shares, par value NIS 0.01 per share;

●	references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

●	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

●	references to “GAAP” are to U.S. Generally Accepted Accounting Principles;

●	references to our “articles” are to our Articles of Association, as amended;

●	references to the “Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

●	references to the “Securities Act” are to the U.S. Securities Act of 1933, as amended;

●	references to the “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;

●	references to “NASDAQ” are to the NASDAQ Stock Market; and

●	references to the “SEC” are to the United States Securities and Exchange Commission.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers.

Not Applicable.

ITEM 2.	Offer Statistics and Expected Timetable.

Not Applicable.

ITEM 3.	Key Information.

A.	Selected Financial Data

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

The selected consolidated statements of income data for the years ended December 31, 2015, 2016 and 2017 and selected consolidated balance sheet data as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements appearing in ITEM 18. Financial Statements. The selected consolidated statements of income data for the year ended December 31, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 has been derived from our audited consolidated financial statements not appearing in this annual report. The historical results set forth below are not necessarily indicative of the results to be expected in future periods. Our financial statements have been prepared in accordance with GAAP.

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands, except share and per share data)
Consolidated Statements of Income:
Revenues	$49,395	$66,364	$86,405	$108,694	$114,088
Cost of revenues(1)	27,953	37,187	45,820	59,284	59,977
Gross profit	21,442	29,177	40,585	49,410	54,111
Operating expenses:
Research and development(1)	7,443	9,475	11,950	17,383	20,834
Sales and marketing(1)	7,734	10,616	13,367	18,338	21,279
General and administrative(1)	3,278	5,266	9,500	12,259	13,578
Restructuring expenses	-	-	-	-	503
Total operating expenses	18,455	25,357	34,817	47,980	56,194
Operating income (loss)	2,987	3,820	5,768	1,430	(2,083)
Finance income (expenses), net	(460)	(15)	(334)	46	452
Income (loss) before taxes on income	2,527	3,805	5,434	1,476	(1,631)
Taxes on income	1,393	782	709	648	384
Net income (loss)	$1,134	$3,023	$4,725	$828	$(2,015)
Net earnings (loss) per ordinary share(2)
Basic	$0.13	$0.34	$0.19	$0.03	$(0.06)
Diluted	$0.11	$0.29	$0.18	$0.03	$(0.06)
Weighted average number of ordinary shares used in computing income per ordinary share(2)
Basic	8,953,565	8,969,588	24,633,369	30,562,255	33,574,147
Diluted	9,880,049	10,446,329	26,458,584	31,732,532	33,574,147

	As of December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$5,329	$4,993	$18,464	$22,789	$18,629
Working capital(3)	12,811	14,863	65,455	68,651	63,907
Total assets	31,627	34,714	123,352	140,046	178,374
Total long term liabilities	1,617	2,025	1,839	2,725	2,155
Total shareholders’ equity	15,608	19,351	100,262	107,188	150,699

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Share-based compensation expense:
Cost of revenues	$11	$96	$306	$482	$629
Research and development	21	86	281	217	775
Sales and marketing	66	207	537	654	920
General and administrative	28	508	1,259	1,640	2,087
Total share-based compensation expense	$126	$897	$2,383	$2,993	$4,411

(2)	Basic and diluted net earnings per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period. For additional information, see notes 2z and 11 to our consolidated financial statements included in ITEM 18. Financial Statements.

(3)	Working capital is defined as total current assets minus total current liabilities. In November 2015, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (ASU 2015-17), which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. We early adopted this standard in 2015 retrospectively and reclassified all of our current deferred tax assets to noncurrent deferred tax assets which has resulted in a change to previously published working capital amounts for the years ended December 31, 2013 and 2014.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

If our customers use alternative ink and consumables and/or alternative spare parts in our systems, our gross margin could decline significantly, and our business could be harmed.

Our business model benefits significantly from recurring sales of our ink and other consumables and spare parts for our existing and growing installed base of systems. Third parties could try to sell, and purchasers of our systems can seek to buy, alternative versions of our ink and other consumables or alternative spare parts. We have encountered limited instances of these activities by third parties in specific regions. Third-party ink and other consumables and spare parts might be less expensive or otherwise more appealing to our customers than our ink and other consumables. Significant sales of third-party inks and other consumables and spare parts to our customers could adversely impact our revenues and would have a more significant effect on our gross margins and overall profitability.

Given the sensitivity of our systems and, in particular, print heads to lower quality ink, which may cause our print heads to clog or otherwise malfunction, our systems are setup to operate at the highest throughput level only when using our original ink and other consumables in order to protect them from damage. In addition, since we are unable to control the impact of third-party inks, their use and the use of third-party spare parts voids the warranty that comes with our systems. We have also sought to protect the proprietary technology underlying our ink through patents and other forms of intellectual property protections and include an RFID mechanism with our ink tanks. These steps that we have taken to ensure the smooth operation of our systems and our ability to fully invoke all our intellectual property rights may be challenged. Any reduction in our ability to market and sell our ink and other consumables and spare parts for use in our systems may adversely impact our future revenues and our overall profitability.

We face increased competition and if we do not compete successfully, our revenues and demand for our solutions could decline.

The principal competition for our digital printing systems comes from manufacturers of analog screen printing systems, textile printers and ink. Our principal competitor in the high throughput digital direct-to -garment market is Aeoon Technologies GmbH. We also face competition in this market from Brother International Corporation, Seiko Epson Corporation, Ricoh and a number of smaller competitors with respect to our entry level system. Our competitors in the R2R market include: Dover Corporation through its MS Printing Solutions S.r.l. subsidiary, Durst Phototechnik AG; Electronics for Imaging, Inc. through its Reggiani Macchine SpA subsidiary; Mimaki Engineering Co., Ltd.; and a number of smaller competitors. Some of our current and potential competitors have larger overall installed bases, longer operating histories and greater name recognition than we have. In addition, many of these competitors have greater sales and marketing resources, more advanced manufacturing operations, broader distribution channels and greater customer support resources than we have. Some of our competitors in the R2R market have become increasingly interested in moving from rotary screen printing to digital printing and have broadened their product offering by merging with or acquiring other companies in the R2R market. Current and future competitors may be able to respond more quickly to changes in customer demands and devote greater resources to the development, promotion and sale of their printers and ink and other consumables than we can. Our current and potential competitors in both the direct-to -garment and roll-to-roll markets may also develop and market new technologies that render our existing solutions unmarketable or less competitive. In addition, if these competitors develop products with similar or superior functionality to our solutions at prices comparable to or lower than ours, we may be forced to decrease the prices of our solutions in order to remain competitive, which could reduce our gross margins.

A significant portion of our sales is concentrated among one of our independent distributors and a small number of customers, and our business would be adversely affected by a decline in sales to, or the loss of, this distributor or these customers.

Our primary distributor in the United States, Hirsch International Corporation, accounted for approximately 21% and 18% of our revenues in 2016 and 2017, respectively. We have entered into a non-exclusive distributor agreement with Hirsch with a term that ends in April 2018 subject to automatic renewal for successive one-year periods unless one party notifies the other party that it does not wish to renew the agreement. Hirsch may fail to devote the same level of attention to our solutions as it currently does, elect to distribute competitors’ products or be less successful than distributors of competitors’ products in their territories and, as a result, sales of our solutions may suffer. In addition, our relationship with Hirsch could be terminated with little or no notice if Hirsch becomes subject to bankruptcy or other similar proceedings or otherwise becomes unable or unwilling to continue its business relationship with us, and we may not be able to find a qualified and successful replacement in a timely manner. Additionally, a default by Hirsch at a time that it has a significant receivables balance with us could harm our financial condition. For the year ended December 31, 2016 and 2017, Amazon Corporate LLC, a subsidiary of Amazon.com, Inc., accounted for approximately 16% and 13% of our revenues, respectively. During 2017, we experienced delays in delivery of systems to Amazon due to delays in obtaining certain regulatory permits for an Amazon site, which negatively affected our revenues and profitability. Our ten largest customers accounted for approximately 55% of our revenues for the year ended December 31, 2017. The loss of either this distributor or customer, or another one of our significant customers, or variability in their order flows could materially adversely affect our revenues. Due to the concentration of our revenues with this distributor and customer, any such event could have a material adverse effect on our results of operations.

Our operating results are subject to seasonal variations, which could cause the price of our ordinary shares to decline.

Our business is seasonal. Either the third or fourth quarter has historically been our strongest quarter in terms of revenues and the first quarter has been our weakest. This seasonality coincides with spending in anticipation of the holidays towards the end of the year, especially in the United States and Europe. In the last three fiscal years, we have continuously increased our operating expenses throughout the year, and as such, the expense run rate at which we have ended each year is significantly higher than where we started the given year. The carryover of such costs into the first quarter of the following year results in downward pressure on operating margins, which is compounded by seasonally lower revenue in the first quarter compared to other quarters.

In addition, during the third and fourth quarter, when customer spending is at its highest levels, we enjoy a more favorable revenue mix, generating greater revenues from the sales of ink and other consumables than in the first quarter. Since sales of ink and other consumables generate higher gross margins than systems sales, gross margin in the third or fourth quarter tends to be higher than gross margin in the first quarter, when our customers typically reduce their system utilization rates significantly, and thereby purchase less ink and other consumables. This impact leads to a reduction in overall operating margins. As we continue to focus our sales efforts on larger accounts, and as we continue to invest in the growth of our business, the impact of this seasonal decline in revenues generated from sales of ink and other consumables has had and may continue to have a more pronounced impact on gross margins and operating margins.

Our quarterly results of operations have fluctuated in the past and may fluctuate in the future due to variability in our revenues.

Our revenues and other results of operations have fluctuated from quarter to quarter in the past and could continue to fluctuate in the future. Our revenues depend in part on the sale and delivery of our systems, and we cannot predict with certainty when sales transactions for our systems will close or when we will be able to recognize the revenues from such sales, which generally occurs upon delivery of our systems. Customers that we expect to purchase our systems may delay doing so due to timing of obtaining regulatory permits or a change in their priorities or business plans, including as a result of adverse general economic conditions that may disproportionately impact the ability of the small businesses that constitute a significant portion of our customer base to expend capital or access financing sources. Such conditions could also force us to reduce our prices or limit our ability to profit from economies of scale, which could harm our gross margins. As a result of these factors, we may fail to meet market expectations for any given quarter if sales that we expect for that quarter are delayed until subsequent quarters. Our Allegro and Vulcan systems are offered at a higher average selling price than our other systems and, as a result, have longer sales cycles. The closing of one or more large transactions in a particular quarter may make it more difficult for us to meet market expectations in subsequent quarters, and our failure to close one or more large transactions in a particular quarter could adversely impact our revenues for that quarter. In addition, we may experience slower growth in our gross margins as our new systems gain commercial acceptance. Our gross margins may also fluctuate based on the regions in which sales of these systems occur.

Our customers generally purchase our ink and other consumables on an as-needed basis, and delays in making such purchases by a number of customers could result in a meaningful shift of revenues from one quarter to the next. Moreover, because ink and other consumables have a shelf life of up to 12 months, we typically maintain inventories of ink and other consumables sufficient to cover our average sales for one quarter. These inventories may not match customers’ demands for any given quarter, which could cause shortages or excesses in our inventory of ink and other consumables and result in fluctuations of our quarterly revenues. To the extent that we have excess inventory of ink and consumables that we are unable to sell due to spoilage or otherwise, we may have to write off such inventory. These inventory requirements may also limit our ability to profit from economies of scale in the production and marketing of our ink and other consumables.

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

In January 2017, we entered into a master purchase agreement with an affiliate of Amazon.com, Inc. governing sales of our systems and ink and other consumables at agreed upon prices that vary based on sales volumes. We also agreed to provide maintenance services and extended warranties to Amazon at agreed prices. The term of the agreement is five years beginning on May 1, 2016 and extends automatically for additional one year periods unless terminated by Amazon. According to the agreement we were required to issue to an affiliate of Amazon warrants to purchase up to 2,932,176 of our ordinary shares which vest based on payments made by Amazon in connection with the purchase of goods and services from us.

Our contractual agreements with Amazon contain a number of material undertakings and other arrangements:

●	Our revenues are presented net of the relative value of the warrants in each particular period related to the revenues recognized. Since the value of the warrants depends, in part, on the price of our shares and their volatility, our net revenues may fluctuate due to the non-cash impact of the value of the warrant on our gross revenues.

●	We have agreed to provide a rebate to Amazon based on the number of systems and amount of ink and other consumables Amazon orders in a given 12 month period. The timing and scale of any such rebate may be difficult to predict, particularly in light of the fact that such 12 month periods are not concurrent with our reporting periods, and may cause fluctuations in our quarterly and annual revenues, gross profit and operating profit.

●	We are required to notify Amazon 12 months in advance if we intend to stop supporting one of the products or services that we supply to Amazon and to continue to manufacture the product or provide such service during such 12-month period. Subject to certain exceptions, we are required to continue to supply ink in such quantities as Amazon requires for at least 36 months after the earlier of (1) the end of the term of the master purchase agreement or (2) 18 months following the purchase of the last product sold pursuant to the agreement.

●	We are required to deliver our products and services to Amazon and to comply with a service level agreement. If we fail to meet the requirements under such service level agreement Amazon will receive credits against its cost for those delayed products or services.

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

The loss of any of these suppliers, or of a supplier for which there are limited other sources, could result in the delay of the manufacture and delivery of our systems or inks and other consumables. For instance, FDMX has from time to time indicated that it may discontinue manufacturing the print head that we currently source from it and use in our systems, although it has never provided notice that it is actually doing so. In the event FDMX discontinues manufacturing the print head, we would be required to qualify a new print head for our systems. In order to minimize the risk of any impact from a disruption or discontinuation in the supply of print heads, raw materials or other components from limited source suppliers, we maintain an additional inventory of such components, in addition to the end of life purchase program that would be available to us if the products we purchase from FDMX were discontinued. Nevertheless, such inventory may not be sufficient to enable us to continue supplying our products should we need to locate and qualify a new supplier.

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

We manufacture our ink and other consumables at our facility in Kiryat Gat, Israel. We also rely on contract manufacturing services provided by Flex Israel Ltd. and ITS Industrial Techno Logic Solutions Ltd., which are also in Israel, to assemble our systems. We expect that almost all of our revenues in the near term will be derived from the systems and ink and other consumables manufactured at these facilities and at the facilities of a new provider with which we have an initial agreement and are currently negotiating a manufacturing services agreement.

The loss of any of these contract manufacturers could result in the delay of the assembly and delivery of our systems. If that occurs or these contract manufacturers cease to provide manufacturing services for any reason, the costs associated with developing alternative sources of assembly in a timely manner could have a material adverse effect on our ability to meet demand for our solutions. Our ability to generate revenues could be impaired, market acceptance of our solutions could be adversely affected, and customers may instead purchase or use alternative products.

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

Systems we introduced during the past three years or that are in development may not achieve market acceptance or gain adequate market share and may otherwise affect our results of operations.

Since 2015, we introduced several new systems to the market. We began selling our Allegro system commercially in the R2R market in the second quarter of 2015. During 2016, we commercially launched a new DTG system, the Vulcan, which is a digital alternative for carousel screen printing within the direct-to-garment segment. In January 2018, we launched new systems as part of our Avalanche line which incorporate certain advanced hardware, software and consumables. We cannot ensure that the significant investments that we have made in distribution, sales and customer service teams to launch the new systems will enable us to successfully market, sell and distribute the systems as planned. Market acceptance of the new systems will depend on, among other things, the systems demonstrating a real advantage over existing printers, the success of our sales and marketing teams in creating awareness of the systems, the sales price and the return on investment of the systems relative to alternative printers, customer recognition of the value of our technology, the effectiveness of our marketing campaigns, and the general willingness of potential customers to try new technologies. In the event that we are unable to achieve market acceptance of our new systems, our growth and future prospects may be adversely affected. If we are successful in selling our new systems which provide greater efficiency and lower cost per print, sales of ink and other consumables per system may decrease, which may adversely affect our results of operations, including gross margin and overall profitability,

Our operating results could decline further in the near-term if we fail to execute on our growth strategies.

Our operating margin was 1.3% in 2016 and we had an operating loss of 1.8% in 2017. Our growth strategies, many of which are aimed at achieving operating and net profit margins, include increasing sales to existing customers, acquiring new high volume customers, capitalizing on growth in our targeted markets and extending our serviceable addressable market by continuing to enhance our solutions. If we do not execute these strategies successfully, it could adversely impact our revenues and have a negative impact on our operating and net profit margins.

Our business and operations may be negatively affected if we fail to effectively manage our growth.

We have experienced significant growth in a relatively short period of time and intend to continue to grow our business. Our revenues grew from $66.4 million in 2014 to $114.1 million in 2017. Our headcount increased from 251 as of December 31, 2014 to 412 as of December 31, 2017. We plan to hire additional employees across all areas of our company. Our rapid growth has placed significant demands on our management, sales and operational and financial infrastructure, and our growth will continue to place significant demands on these resources. Further, in order to manage our future growth effectively, we must continue to improve our IT and financial infrastructure, operating and administrative systems and controls and efficiently manage headcount, capital and processes. We may not be able to successfully implement these improvements in a timely or efficient manner, and our failure to do so may materially impact our projected growth rate.

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology, or IT, systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber attacks, which may compromise our systems and lead to data leakage either internally or at our third party suppliers. Both data that has been inputted into our main IT platform, which covers records of transactions, financial data and other data reflected in our results of operations, as well as data related to our proprietary rights (such as research and development, and other intellectual property- related data), are subject to material cyber security risks. Our IT systems have been, and are expected to continue to be, the target of malware and other cyber attacks. To date, we are not aware that we have experienced any loss of, or disruption to, material information as a result of any such malware or cyber attack.

We have invested in advanced protective systems to reduce these risks, some of which have been installed and others that are still in the process of installation. Based on information provided to us by the suppliers of our protective systems, we believe that our level of protection is in keeping with the customary practices of peer technology companies. We also maintain back-up files for much of our information, as a means of assuring that a breach or cyber attack does not necessarily cause the loss of that information. We furthermore review our protections and remedial measures periodically in order to ensure that they are adequate.

Despite these protective systems and remedial measures, techniques used to obtain unauthorized access are constantly changing, are becoming increasingly more sophisticated and often are not recognized until after an exploitation of information has occurred. We may be unable to anticipate these techniques or implement sufficient preventative measures, and we therefore cannot assure you that our preventative measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. We furthermore cannot be certain that our remedial measures will fully mitigate the adverse financial consequences of any cyber attack or incident.

We and our customers are subject to extensive environmental, health and safety laws and regulations which, if not met, could have a material adverse effect on our business, financial condition and results of operations.

Our manufacturing and development facilities use chemicals and produce waste materials, which require us to hold business licenses that may include conditions set by the Ministry of Environmental Protection for the operations of such facilities. We are also subject to extensive environmental, health and safety laws and regulations governing, among other things, the use, storage, registration, handling and disposal of chemicals and waste materials, the presence of specified substances in electrical products, air, water and ground contamination, air emissions and the cleanup of contaminated sites. In the future we may incur expenditure of significant amounts in the event of non-compliance and/or remediation. Furthermore, requirements of environmental laws have adversely affected and may continue to adversely affect the ability of our customers to install and use our systems in a timely manner. If we fail to comply with such laws or regulations, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of our toxin permit, business permits, or other permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury, including exposure to hazardous substances that we use, store, handle, transport, manufacture or dispose of, or property damage. Some environmental, health and safety laws and regulations allow for strict, joint and several liability for remediation costs, regardless of comparative fault. We may be identified as a potentially responsible party under such laws. In addition, our customers may encounter delays in obtaining or be unable to obtain regulatory permits to operate our systems in their facilities, which may result in cancellation or delay of orders of our systems.

The export of our products internationally subjects us to environmental laws and regulations concerning the import and export of chemicals and hazardous substances such as the United States Toxic Substances Control Act, or TSCA, and the Registration, Evaluation, Authorization and Restriction of Chemical Substances, or REACH. These laws and regulations require the testing and registration of some chemicals that we ship along with, or that form a part of, our systems and other products. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance.

Any of such developments could have a material adverse effect on our business, financial condition and results of operations. Environmental, health and safety laws and regulations may also change from time to time. Complying with any new requirements may involve substantial costs and could cause significant disruptions to our research, development, manufacturing, and sales.

Exchange rate fluctuations between the U.S. dollar and the Israeli shekel, the Euro and other non-U.S. currencies may negatively affect our earnings.

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels, or NIS. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. To protect against an increase the dollar-denominated value of expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program, which seeks to hedge a portion of the economic exposure associated with our anticipated NIS-denominated expenses using derivative instruments. We expect that the substantial majority of our revenues will continue to be denominated in U.S. dollars for the foreseeable future and that a significant portion of our expenses will continue to be denominated in NIS. We cannot provide any assurances that our hedging activities will be successful in protecting us in full from adverse impacts from currency exchange rate fluctuations since we only plan to hedge a portion of our foreign currency exposure, and we cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar For example, based on annual average exchange rates, the dollar appreciated 8.6% against the NIS in 2015, depreciated by 1.1% and 6.3% against the NIS in 2016 and 2017, respectively. During these periods, there was deflation in Israel of 1.0% and 0.2% in 2015 and 2016, respectively, and inflation of 0.4% in 2017. If the dollar cost of our operations increases, our dollar-measured results of operations will be adversely affected. See “ITEM 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

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

As of December 31, 2017, we owned fourteen (14) issued patents in the United States and twenty-two (22) provisional or pending U.S. patent applications, along with twenty-seven (27) pending non-U.S. patent applications. We also had eleven (11) patents issued in non-U.S. jurisdictions, and ten (10) pending Patent Cooperation Treaty patent applications, which are counterparts of our U.S. patent applications. The non-U.S. jurisdictions in which we have issued patents or pending applications are China, the European Union or European countries of the European Union, Hong Kong, Israel, Canada, Australia, Republic of Korea, South Africa, Vietnam, Philippines, Thailand, Brazil, El Salvador, Dominican Republic and India. We may file additional patent applications in the future. The process of obtaining patent protection is expensive, time-consuming, and uncertain, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others through administrative processes or litigation resulting in patent claims being narrowed, invalidated, or unenforceable. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. Our policy is to require our employees (and our consultants and service providers, including third-party manufacturers of our systems and components, that develop intellectual property included in our systems) to execute written agreements in which they assign to us their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but we cannot assure you that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement and pursue infringement claims in certain circumstances in relevant jurisdictions, all of which are costly and time-consuming. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights.

In addition to patents, we rely on trade secret rights, copyrights, trademarks, and other rights to protect our proprietary intellectual property and technology. Despite our efforts to protect our proprietary intellectual property and technology, unauthorized parties, including our employees, consultants, service providers or customers, may attempt to copy aspects of our solutions or obtain and use our trade secrets or other confidential information. We generally enter into confidentiality agreements with our employees, consultants, service providers, vendors, channel partners and customers, and generally limit access to and distribution of our proprietary information and proprietary technology through certain procedural safeguards. These agreements may not effectively prevent unauthorized use or disclosure of our intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our intellectual property or technology. We cannot assure you that the steps taken by us will prevent misappropriation of our intellectual property or technology or infringement of our intellectual property rights. In addition, the laws of some foreign countries where we sell or distribute our solutions do not protect intellectual property rights and technology to the same extent as the laws of the United States, and these countries may not enforce these laws as diligently as government agencies and private parties in the United States. Based on the 2017 report on intellectual property rights protection and enforcement published by the Office of the United States Trade Representative, such countries included Argentina, Chile, China, India, Indonesia, Russia, Thailand and Ukraine (designated as priority watch list countries).

If we are unable to protect our trademarks from infringement, our business prospects may be harmed.

We own trademarks that identify “Kornit” “NeoPigment” and the “K” logo among others, and have registered these trademarks in certain key markets. Although we take steps to monitor the possible infringement or misuse of our trademarks, third parties may violate our trademark rights. In addition, we may not have trademark rights in all of the markets in which we may sell our products. Any unauthorized use of our trademarks could harm our reputation or commercial interests. In addition, efforts to enforce our trademarks may be expensive and time-consuming, and may not effectively prevent infringement.

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

Intellectual property disputes can be costly and disruptive to our business operations by diverting the attention and energies of management and key technical personnel, and by increasing our costs of doing business. Even if a claim is not directly against us, our agreements with distributors generally require us to indemnify them against losses from claims that our products infringe third-party intellectual property rights and entitle us to assume the defense of any claim as part of the indemnification undertaking. Our assumption of the defense of such a claim may result in similar costs, disruption and diversion of management attention to that of a claim that is asserted directly against us. We may not prevail in any such dispute or litigation, and an adverse decision in any legal action involving intellectual property rights could harm our intellectual property rights and the value of any related technology or limit our ability to execute our business.

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

Based on our current business plan, we believe our cash flows from operating activities and our existing cash resources will be sufficient to meet our currently anticipated cash requirements through the next 12 months without drawing on our lines of credit or using significant amounts of the net proceeds from our initial public offering and follow-on offering. Nevertheless, to the extent our anticipated cash requirements change, we may seek additional funding in the future. This funding may consist of equity offerings, debt financings or any other means to expand our sales and marketing capabilities, develop our future solutions or pursue other general corporate purposes. Securing additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to market our current solutions and develop and sell future solutions. Additional funding may not be available to us on acceptable terms, or at all.

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

As part of our business strategy and in order to remain competitive, we have acquired businesses and may acquire or make investments in other complementary companies, products or technologies. However, we have only made small acquisitions and our experience in acquiring and integrating other companies, products or technologies is limited. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we complete other acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors. In addition, if we are unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, our revenues and results of operations may be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our ordinary shares. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

Risks Related to Our Ordinary Shares

Our share price may be volatile.

Our ordinary shares were first offered publicly in our initial public offering in April 2015 at a price of $10.00 per share, and our ordinary shares have subsequently traded as high as $22.40 and as low as $8.10 through March 15, 2018. The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

●	actual or anticipated variations in our and/or our competitors’ results of operations and financial condition;

●	variance in our financial performance from the expectations of market analysts;

●	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions, strategic relationships or expansion plans;

●	changes in the prices of our solutions;

●	our involvement in litigation;

●	our sale of ordinary shares or other securities in the future;

●	market conditions in our industry;

●	changes in key personnel;

●	the trading volume of our ordinary shares;

●	changes in the estimation of the future size and growth rate of our markets; and

●	general economic and market conditions;

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted. Furthermore, share price volatility may impact the fair value of the warrants granted to Amazon and as a result may impact revenues and profits.

Fortissimo Capital has a significant influence over matters requiring shareholder approval, which could delay or prevent a change of control.

As of February 28, 2018, Fortissimo Capital beneficially owns approximately 13.3% of our ordinary shares and three of its principals are members of our board of directors.

As a result, this shareholder could exert significant influence over our operations and business strategy with respect to matters such as:

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. We currently follow Israeli home country practices with regard to the (i) quorum requirement for shareholder meetings, (ii) independent director oversight requirement for director nominations and (iii) independence requirement for the board of directors. See “ITEM 16G. Corporate Governance.” Furthermore, we may in the future elect to follow Israeli home country practices with regard to other matters such as separate executive sessions of independent directors or to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection than is accorded to investors of domestic issuers. See “ITEM 16G. Corporate Governance.”

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

As of December 31, 2017, options to purchase 887,913 ordinary shares granted to employees and office holders were vested and exercisable and no RSUs were vested. We have filed registration statements on Form S-8 under the Securities Act registering ordinary shares that we may issue under our share incentive plans, of which as of December 31, 2017 there were options to purchase 2,360,647 shares and 88,759 RSUs outstanding. Shares included in such registration statements may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on historic and certain estimates of our gross income, gross assets and market capitalization (which may fluctuate from time to time) and the nature of our business, we believe we were not a PFIC for the taxable year ending 2017 and we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2018. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our 2018 taxable year until after the close of the year. There can be no assurance that we will not be considered a PFIC for any taxable year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “ITEM 10.E Taxation and Government Programs—U.S. Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of sales of our ordinary shares. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. For a more detailed discussion, see “ITEM 10.E Taxation and Government Programs—U.S. Federal Income Taxation—Passive Foreign Investment Company Considerations.”

The ongoing effects of the Tax Act and the refinement of provisional estimates could make our results difficult to predict.

Our effective tax rate may fluctuate in the future as a result of the recent United States tax law changes pursuant to H.R. 1, originally known as the 2017 Tax Cuts and Jobs Act, or the Tax Act, which was enacted on December 22, 2017. The Tax Act introduces significant changes to U.S. income tax law that will have a meaningful impact on our provision for income taxes. Accounting for the income tax effects of the Tax Act requires significant judgments and estimates in the interpretation and calculations of the provisions of the Tax Act.

Due to the timing of the enactment and the complexity involved in applying the provisions of the Tax Act, we made reasonable estimates of the effects and recorded provisional amounts in our financial statements for the year ended December 31, 2017. The U.S. Treasury Department, the Internal Revenue Service (IRS), and other standard-setting bodies may issue guidance on how the provisions of the Tax Act will be applied or otherwise administered that is different from our interpretation. As we collect and prepare necessary data, and interpret the Tax Act and any additional guidance issued by the IRS or other standard-setting bodies, we may make adjustments to the provisional amounts that could materially affect our financial position and results of operations as well as our effective tax rate in the period.

Certain U.S. holders of our common shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation”, or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended, or the Code.

A non-U.S. corporation is considered a CFC if more than 50 percent of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation, is owned, or is considered as owned by applying certain constructive ownership rules, by United States shareholders who own stock representing 10% or more of the vote or, for the taxable year of a non-U.S. corporation beginning after December 31, 2017 and for taxable years of shareholders with or within which such taxable years of such non-U.S. corporation ends, 10% or more of the value on any day during the taxable year of such non-U.S. corporation (“10% U.S. Shareholder”). Generally, 10% U.S. Shareholders of a CFC are required to include currently in gross income such 10% U.S. Shareholder’s share of the CFC’s “Subpart F income”, a portion of the CFC’s earnings to the extent the CFC holds certain U.S. property, and certain other new items under the Tax Act. Such 10% U.S. Shareholders are subject to current U.S. federal income tax with respect to such items, even if the CFC has not made an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC.

Certain changes to the CFC constructive ownership rules introduced by the Tax Act may cause one or more of our non-U.S. subsidiaries to be treated as CFCs, may also impact our CFC status and, thus, may affect holders of our common shares that are United States shareholders. For 10% U.S. Shareholders, this may result in negative U.S. federal income tax consequences, such as current U.S. taxation of Subpart F income and of any such shareholder’s share of our accumulated non-U.S. earnings and profits (regardless of whether we make any distributions), taxation of amounts treated as global intangible low-taxed income under Section 951A of the Code with respect to such shareholder, and being subject to certain reporting requirements with the U.S. Internal Revenue Service. Any 10% U.S. Shareholder should consult its own tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing our common shares and the impact of the Tax Act, especially the changes to the rules relating to CFCs.

Risks Related to Our Operations in Israel

Our headquarters, manufacturing and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our headquarters, research and development and manufacturing facility, and the primary manufacturing facilities of our third-party manufacturers, are located in Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza Strip, both of which resulted in rockets being fired into Israel, causing casualties and disruption of economic activities. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. While we have commenced implementation of a business continuity plan which provides for alternative sites outside of Israel, there can be no assurance that such plan will be successful. Any armed conflict involving Israel could adversely affect our operations and results of operations.

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2017, we had 267 employees based in Israel, certain of whom may be called upon to perform up to 54 days in each three year period (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively, in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

We and our wholly-owned Israeli subsidiary, Kornit Digital Technologies Ltd., or Kornit Technologies, are entitled to various tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law. As a result of this status, we expect to have a reduced tax rate for our taxable income generated in Israel in 2018. However, if we do not meet the requirements for maintaining these benefits, the tax benefits may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which was 26.5% in 2015, 25% in 2016, 24% for 2017 and is currently set for 23% for 2018 and thereafter. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, as adjusted by the Israeli consumer price index, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current beneficiary enterprises receive may not be continued in the future at their current levels or at all. If these tax benefits would be reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs. See “ITEM 5. Operating and Financial Review and Prospects - Taxation and Israeli Government Programs Applicable to our Company — Law for the Encouragement of Capital Investments, 5719-1959.”

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

Although we have repaid our grants in full, we remain subject to the restrictions set forth under the Innovation Law, including:

●	Transfer of know-how outside of Israel. Transfer of the know-how that was developed with the funding of the Innovation Authority outside of Israel requires prior approval of the Innovation Authority, and, if approved will require, the payment of a redemption fee, which cannot exceed 600% of the grant amount plus interest. Upon payment of such fee, the know-how and the production rights for the products supported by such funding cease to be subject to the Innovation Law.

●	Local manufacturing obligation. The terms of the grants under the Innovation Law require that the manufacturing of products resulting from the Innovation Authority funded programs are carried out in Israel, unless a prior written approval of the Innovation Authority is obtained. Such approval may be given in special circumstances and upon the fulfillment of certain conditions set forth in the Innovation Law, including payment of increased royalties. Such approval is not required for the transfer of less than 10% of the manufacturing capacity in the aggregate, and in such event, a notice to the Innovation Authority is required.

●	Certain reporting obligations. A recipient of a grant or a benefit under the Innovation Law is required to notify the Innovation Authority of events enumerated in the Innovation Law.

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

In April 2015, we completed our initial public offering, or IPO, pursuant to which we sold 8.165 million ordinary shares for aggregate gross proceeds (before underwriting discounts, commissions and expenses) of $81.65 million. Our ordinary shares began trading on the NASDAQ Global Select Market, under the symbol “KRNT,” on April 2, 2015. On January 31, 2017, we completed a follow-on offering pursuant to which we sold 2.3 million ordinary shares for aggregate gross proceeds (before underwriting discounts, commissions and expenses) of $38.0 million.

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

Principal Capital Expenditures

Capital expenditures for purchase of property, plant and equipment and the digital direct to garment printing assets of SPSI Inc., were $2.9 million and $14.7 million in the years ended December 31, 2015 and 2016, respectively. Capital expenditures in the year ended December 31, 2017 included $5.7 million in property, plant and equipment. Our current capital expenditures relate primarily to investment in our new headquarters in the United States and in our manufacturing facility for our ink and other consumables in Kiryat Gat, Israel. We plan on financing these capital expenditures from cash on hand.

B.	Business Overview

Industry

Overview

The global textile and garment industry, including textile, clothing, footwear and luxury fashion, was nearly $3 trillion in 2015 and is projected to grow between 2% and 5% annually through 2020, according to a 2016 Digital Textile Printing Industry Forecast 2015-2020 report by InfoTrends, a provider of market intelligence on the digital imaging industry. The global printed textile industry represents a sub-segment of the global textile industry. The global printed textile industry involves printing on fabric rolls, finished garments and unsewn pieces of cut fabric at various stages along the value chain in the production of goods for the apparel and accessories, household, technical and display end markets.

There is a diverse ecosystem of businesses that utilize textile printing processes, such as custom decorators, online businesses, brand owners and contract printers. Custom decorators of varying sizes use their own manufacturing facilities to print promotional, sports, educational and souvenir products. In recent years the global retail market for apparel has transitioned to an online business model while brick and mortar “physical” stores have been constantly shutting down around the world. This trend, dubbed by many is a “retail meltdown” has led Credit Suisse to estimate that up to 25% of US shopping malls will be shut down by 2022. There is also an abundance of online businesses which use textile printing in a “produce to order” business model through online platforms that facilitate the rapid printing and shipping of customized and personalized goods to consumers. Brand owners typically use contract printers for textile production and printing and are increasingly aware of the benefits of various printing processes, which influences their choice of contract printer.

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

Apparel represents the largest segment of the online retail market and sales are highly influenced by rapidly changing consumer trends. We believe that several key trends are currently driving growth in both the online retail market and the demand for digital printing solutions:

●	Immediate Gratification. According to a 2017 report by Consumer Intelligence Research Partners, the number of Amazon customers in the United States willing to pay more in order to receive products faster, through its Amazon Prime service, stood at 90 million as of September 2017. This change in consumer behavior is causing retailers to evaluate ways to alter their approach towards inventory management in order to retain the business of discrete shoppers. In addition to retooling their internal fulfillment capabilities, many retail brands have begun to leverage the capacity of third party online stores in order to meet customer demands for delivery speed and product quality. We believe that the industry will see an increase in proximity decoration, whereby traditional retailers will use more localized digital printing capacity in order to satisfy consumer demands.

●	Personal Expression. We believe consumers are increasingly seeking the ability to customize products by choosing preferred features from a menu of options, or the ability to personalize products by adding an individualized pattern. We believe this trend is driving a shift to digital printing and online retail in both our DTG and R2R end markets. While in the past personalization was primarily a result of individuals loading their own particular designs to be printed on garments, today shoppers can take advantage of web stores which offer huge variety of designs for which shoppers will pay a premium under the assumption that they will be unique when wearing such garment or at the very least be one of a few and not many.

●	Influence of Social Media. The means through which customers gather information to inform purchase decisions has also evolved in today’s digital world. According to a study by PwC, 74% of consumers were influenced by social media in making online shopping decisions in 2017. We believe this trend further promotes the shift to the online retail channel. Personal expression today is also associated with subscribing to certain interest groups which promote ideas, concepts, designs, etc. Such affiliation drives significant on demand printing, many times creating short term huge surges in demand

●	Consumer Preference. Today’s consumer is leveraging the online channel for apparel purchases at a pace that far exceeds traditional brick and mortar purchases. According to a report by Internet Retailer, the online channel represented 30.0% of U.S. apparel sales in 2017, up from 17.0% in 2015. The market share gain corresponds to apparel revenue growth of 19.7% in the online channel and only 1.1% growth in the brick and mortar channel. We believe our installed base reflects the convergence of the growth in online apparel retail and the growth in digital printing.

●	Sustainability. Shoppers are constantly becoming more conscious of environmental impact of what they consume. The textile production market is notorious for pollution and negative impact on the environment. Our proprietary process of digital printing is more eco-friendly than current analog printing and as such can win the favor of shoppers to whom environmental impact is a priority.

●	Proximity decoration. Retailers and apparel manufacturers need to respond quickly to daily changes in market trends coupled with the move to same or next day delivery cycle times. This has precipitated a move to proximity decoration, whereby digital printers, which have no environmental footprint, are placed in densely populated areas to execute demand of online shoppers.

●

New business models have developed in response to the evolution of these consumer trends and the rapid growth of the online retail market. Our solutions enable this category of “web-to-print” businesses to fulfill consumer demand more quickly and cost-effectively in a manner that is differentiated from traditional brick and mortar businesses.

●	A number of large scale web-to-print platforms have emerged. These platforms often leverage digital printing solutions to facilitate business for a variety of content creators. The ecosystem of web-to-print businesses which we currently serve includes

●	Self-Fulfillment. Companies manufacturing and selling their own designs which are advertised on their own websites and through other marketing means.

●	Hybrid Printers. Companies who both manufacture in-house and outsource manufacturing to third party fulfillment providers, who are often also our customers.

●	Third Party Fulfillment Centers. Companies serving as third party fulfillment for other businesses. Demand for these businesses is typically generated online through other web retailers.

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

The following characteristics of digital textile printing have enabled these new business models and are driving the shift from analog to digital textile printing:

●	Manufacturing flexibility. Digital textile printing allows a full image or design to be printed on a garment or cut fabric in one manufacturing step compared to multiple steps in an analog printing process. Digital textile printing gives manufacturers the ability to print small runs, with personalization capabilities, in a cost-effective manner with a minimum order quantity of one unit.

●	Design flexibility. Digital textile printing enables a larger variety of artwork to be imprinted, without limitations on number of colors per design and high-resolution imaging.

●	Reduced time between design and production. The digital textile printing process allows for samples to be quickly produced, evaluated, and modified, which permits brand owners to increase the frequency and variety of replenishment cycles in response to fashion trends.

●	Decreased risk of excess inventory. The costly and time-consuming upfront setup required in analog production methods is avoided when using digital printing technologies. Therefore, digital printing enables the cost efficient production of a smaller quantity of garments which mitigates excess inventory risk and improves profitability. Stocking blank garments or fabric and decorating them only when demand is identified significantly reduces the amount of inventory at risk. This reduction in working capital requirements has enabled the emergence of numerous online businesses which are focused on the sales of printed textiles.

●	Reduced labor and physical space requirements. Digital textile printing requires significantly less labor to print an equivalent output due to the significant reduction in process steps. The unique Kornit proprietary process of digital textile printing process also reduces the need for floor space for manufacturing equipment by eliminating certain process steps and by consolidating multiple process steps into a single printing system. The combination of labor savings and smaller shop floor footprint, coupled with lower energy consumption and a lack of environmental impact, enables manufacturers to move production closer to consumers in a cost-effective manner. Textile business is very seasonal and the need to retain employees bares a heavy financial burden. The move to digital printing significantly reduces the need for manpower and allows for a more flexible cost structure.

●	Ability to fulfill orders on one by one basis. Unlike screen printing, digital printing cost remains the same when printing a single unit or multiple units. This allows printers to execute orders one by one without needing to accumulate large demand for a particular design before printing.

In addition to these consumer driven trends, the textile printing industry is being impacted by environmental considerations. Regulatory bodies and consumers are increasingly focused on social responsibility and eco-friendly manufacturing, demanding that custom decorators, online businesses, brand owners and contract printers reduce the negative environmental impact of textile treatment and dyeing, which represents a significant portion of total industrial waste water. Digital textile printing significantly reduces industrial water consumption and discharge of toxic chemicals by eliminating the need to wash screens for color changes and repeated use. We believe that this results in reduced environmental impact and, in turn, enables manufacturers to comply with regulatory and brand guidelines at a location of their choosing, in many cases in populated areas which are not industrial in nature.

Overview of Textile Printing Processes

The graphic and accompanying description below present various textile printing processes:

Analog Printing Processes

Screen printing is the most commonly used printing process for textiles. The two primary methods of screen printing are rotary screen printing and automated carousel screen printing.

The following chart summarizes the key steps involved in the analog printing process:

●	Rotary screen printing. Rotary screen printing is commonly used to print on outerwear, underwear, sportswear, upholstery and linens. It involves multiple, time-consuming process steps. Rolls of fabric pass through rotating cylinders that are engraved with the image or design to be printed. Each cylinder then applies ink of a different color, which forms part of the image or design. This process is generally used to print a pattern on a fabric roll that is then cut and sewn into finished products. Rotary screen engraving is a costly process that takes between four and five hours per cylinder and is frequently done offsite. Preparation of colors typically takes an additional 30 minutes and the setup of the printer itself typically takes nearly 1.5 hours. The process can require up to seven people. The maximum size of an image or design is limited based on the circumference of the cylinders, which is typically no more than 60 centimeters.

The following chart depicts the analog rotary screen printing process:

●	Automated carousel screen printing. Automated carousel screen printing is commonly used to print on finished garments and cut pieces. In automated carousel screen printing, a blade or squeegee squeezes printing paste or ink through mesh stencils onto fabric. The process typically employs a series of printing stations arranged in a carousel. At each station, one color of ink is pressed through specially prepared mesh stencils, or screens, on to the textile surface. Between color stations, there are also flash drying stations and cool down stations to ensure that deposited ink does not inadvertently mix with the next color to be applied. Preparation of the mesh stencils is a specialized process and its complexity is a function of the number of discrete color separations and screens that need to be prepared for a given design. The process of color separations, film production, and screen exposure and alignment, typically takes approximately 1.5 hours for six colors. Once the screens and color separations are complete, preparation of the carousel typically takes between 40 and 60 minutes. After being manually loaded, the textile moves along the carousel from station to station where each color is applied separately. Unlike rotary screen printing, carousel screen printing does not require fixing the image or design with steam or hot air and, in most cases, does not require washing and drying the textile afterward.

The following chart depicts the automated carousel screen printing process:

Digital Printing Processes

Digital textile printing uses specially engineered inkjet heads, rather than screens and cylinders or mesh stencils, to print images and designs directly onto fabrics. As such, the use of digital technology eliminates multiple complicated, costly and time-consuming steps, such as screen preparation or cylinder engraving, preparation of pastes or inks, and screen or cylinder alignment.

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

There are a number of trends within the global printed textile industry that we believe are driving greater demand for our solutions. Consumers are continuing to seek to differentiate themselves by wearing customized and personalized garments with colorful and intricate images and designs. Consumers are also increasingly purchasing retail products online, with apparel representing the largest portion of this market. Brand owners and contract printers are seeking methods to shorten time to market and reduce production lead times in order to more efficiently and cost-effectively produce smaller runs of printed textiles and reduce the risk of excess inventory while concurrently meeting consumer demands. As consumers increasingly shift to online retail channels, there is an increased need for brand owners and contract printers to improve efficiency, as consumers demand more varied product offerings and faster fulfillment of orders. Simultaneously, regulatory bodies and consumers are increasingly focused on social responsibility and eco-friendly manufacturing, demanding that printed textile manufacturers reduce the negative environmental impact associated with the manufacturing of printed textiles. Our solutions address these trends by enabling our customers to print smaller quantities of customized products in a time efficient, cost-effective and environmentally friendly manner, effectively allowing them to transition from customary methods of supply and demand to demand and supply, a model by which decoration of fabric only takes place once a customer order has been issued.

The success of online apparel retail is dependent heavily on the ability to show large variety of designs. Since it is difficult to predict shopping preference, it is increasingly difficult to stock every possible design. Unlike the physical experience of shopping at a brick and mortar store, where a sales person has the opportunity to influence our buying decisions, we are free to move from one website to another with the simplicity of a mouse click. Online stores are concerned with the possibility that certain selected items not be in stock or carry a long lead time as such response will most likely lead a shopper to “churn” to another website. Having digital capacity available allows printers to offer unlimited design with minimal to no inventory risk and we believe we are well positioned to take advantage of this trend.

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

Building on the expertise and capabilities we have accumulated in developing and offering differentiated solutions for the DTG market, we market a digital printing solution, the Allegro, targeting the R2R market. While the DTG market generally involves printing on finished garments, the R2R market is focused on printing on fabrics that are subsequently converted into finished garments, home or office décor and other items. The Allegro utilizes our proprietary wet-on-wet printing methodology and houses an integrated drying and curing system. It offers the first single-step eco-friendly, stand-alone R2R digital textile printing solution available on the market. We primarily market the Allegro to web-based businesses that require a high degree of variety and limited quantity orders, as well as to fabric converters, which source large quantities of fabric and convert untreated fabrics into finished materials to be sold to garment and home décor manufacturers. We believe that with the Allegro we are well positioned to take advantage of the growing trend towards customized home décor and on-demand fabric printing. We began selling the Allegro commercially in the second quarter of 2015.

We were founded in 2002 in Israel, shipped our first system in 2005 and, as of December 31, 2017, had over 1,100 customers globally. As of December 31, 2017, we had 412 employees located across four regions: Israel, the United States, Europe and the Asia Pacific region. In the year ended December 31, 2017, we generated revenues of $114.1 million, representing an increase of 5.0% over the prior fiscal year. In the year ended December 31, 2017, we generated 53.1% of our revenues from the Americas, 8.1% from EMEA, 14.1% from the Asia Pacific and 4.7% from other regions.

Our Competitive Strengths

The following are our key competitive strengths:

●	Leading player in fast-growing digital DTG market. We are a leading player in the fast-growing digital DTG market based on our sales and have over 1,100 customers globally. We estimate that global revenue from digital textile printing equipment and ink will grow at a 15.7% CAGR between 2016 and 2021 based on the estimate of such revenue for 2016 and the projection for 2021, in each case, contained in the Pira report. In 2016, we grew our revenues 25.8% compared to 2015 and, in 2017, we grew our revenues 5% compared to 2016. We believe that high throughput DTG applications in the textile printing market are positioned to grow at a rate greater than the 15.7% overall industry growth rate projected between 2016 and 2021. We have outperformed the industry growth rate over the past several years, growing our revenue at a 26.7% CAGR from the 12 months ended June 30, 2014 to the 12 months ended June 30, 2016, versus an industry CAGR of 15.6% for the same period, as estimated in the Pira report. The Pira report estimates that the DTG market has an addressable opportunity of six to 10 billion garments a year. According to a prior Smithers Pira report published in 2014, over 300,000 sites globally print primarily t-shirts and other apparel.

●	Well positioned to disrupt the R2R market with our unique single-step manufacturing solution. We believe we are well positioned to capitalize on the growing trend toward customized home décor with our unique R2R solution. Our Allegro system combined with our proprietary process was designed to offer a single-step manufacturing solution which is especially suited for businesses which don’t have a vertically integrated textile mill. Unlike other digital textile printers, the Allegro does not require multiple pre-processing and post-processing steps which are customarily used in vertically integrated textile mills and which utilize high levels of energy and space and have a negative environmental impact. Given its architecture, it is perfectly suited for short and micro runs. Allegro is compact in size and requires a single person to operate and fits very well in an urban and non-industrial setting. Allegro is unique in its ability to print on multiple fabric types without the need for different inks and consumables, while generally other systems and technologies for R2R digital printing require dedication of discrete printers to specific fabric types.

●	Disruptive technology that enables our customers to adopt new or improve existing business models. Our digital printing solutions allow our customers to develop new or improve existing business models by enabling them to produce short to medium runs of high-quality customized garments efficiently. This also facilitates “web to print” business models that manufacture on a “produce to order” basis and allows brand owners to produce garments in house. With a constantly growing worldwide customer base of over 1,100 customers, we are witnessing the creation of a global fulfillment network of printing specialists which are leveraged by large numbers of websites that offer customizable garment printing services. As demand from these customers continues to grow so does utilization of our systems which in turn consume more ink and once used to their full capacity require purchasing of more systems.

●	Attractive business model. We currently offer a broad portfolio of differentiated digital printing solutions for the digital DTG market. Our existing and growing installed base of systems results in recurring sales of ink and other consumables, which are specially formulated to enable our systems to operate at the highest throughput level. These recurring sales are generated at attractive gross margins. Recurring sales of ink and other consumables have historically offered us a degree of visibility into a significant component of our results of operations. We believe that our recurring sales model also enables us to foster close customer relationships as it facilitates ongoing engagement with our customers, which positions us to provide tailored solutions and expands our ability to provide value added services to our customers. Our customer relationships are further strengthened by a trend towards ownership of multiple systems, as the number of customers with at least two systems has grown from 155 as of December 31, 2014, to 246as of December 31, 2017 and the number of customers with at least 10 systems has grown from nine as of December 31, 2014, to 17 as of December 31, 2017. We anticipate revenue from services to increase over time as we reach upgrade cycles across our growing installed base. Additionally, sales of ink and other consumables are generally higher in high throughput systems such as the Vulcan, Avalanche and Allegro systems. Large accounts typically run at high utilization rates and can consume up to five times as much ink per year compared to other accounts. By developing and implementing proprietary end-to-end solutions for our customers, we believe our business model is differentiated from more commoditized solutions serving the same end markets. We have proven our ability to grow revenues while maintaining an attractive margin profile and we intend to continue investing in our business to drive profitable growth in the future.

●	Robust intellectual property portfolio driven by an innovation-based culture. Our intellectual property portfolio reflects over a decade of significant investments in digital textile printing, which we believe creates significant barriers to entry. We have developed a strong base of technology know-how, backed by our portfolio of intellectual property, which includes 25 issued patents and 22 provisional or pending US applications, 27 pending non-US patent applications and 10 pending PCT applications that cover wet-on-wet printing methodology, ink formulations, printing processes and related methods and systems. Our team of over 122 researchers and developers, including chemists, electrical engineers, system engineers and mechanical engineers, ensures that our systems remain technologically advanced, and are well engineered, user-friendly and highly reliable.

●	Extensive product portfolio and strong new product pipeline. With throughputs ranging from 32 to 250 garments per hour, our DTG systems are suited for smaller industrial operators with limited budgets, as well as mass producers with mature operations and complex needs. Since 2015, we have commercialized two new solutions in the market: the Allegro, a one-step, integrated R2R printing, drying and curing system, and the Vulcan, a cost-effective digital substitution for carousel screen printing. Our future roadmap remains focused on the continued development of proprietary processes, continuously expanding the breadth of applications upon which we can print while pushing the envelope of cost efficient manufacturing further as a means to expand our servable addressable markets.

●	Taking advantage of a digital revolution. Every digital printing revolution starts with printing small quantities of particular designs where the advantages of digital technology are most pronounced. The ability to expand the addressable market of digital printing relies heavily on constant reduction of cost per printed unit (CPP). Given our deep technological foundations, we have been able to constantly reduce CPP by increasing system output as well as increasing the efficiency of our inks, allowing customers to consume less ink while achieving excellent results. Given this progression, we are now able to offer a cost effective alternative to screen printing for runs of up to 500 garments, making our products a viable printing solution for large scale retailers who now seek to move to quick inventory replenishment and are constantly moving to shorter and shorter runs of production.

●	Product upgrade strategy. In 2016 we started implementing a long-term strategy for supporting our installed base with upgrade paths to newer, more advanced, systems. The goal of this strategy is to allow our customers to extend the return on their investment in Kornit systems, and in return, we enjoy growth in capacity.

●	Environmentally friendly printing processes. A significant portion of global industrial water pollution comes from textile dyeing, printing and finishing. We believe that environmental factors are beginning to assume a significant role in the decision-making process of our existing and potential customers, with an increasing number of countries adopting restrictions on the use of technologies like screen printing that generate significant wastewater. Our printing process eliminates the need for separate pre-treatment, as well as steaming, washing or rinsing of textiles during the printing process, which leads to a significant reduction in water consumption compared to conventional printing methods. In addition, our inks are biodegradable and certified by leading industry groups as being safe for system operators, consumers and the environment. Finally, our systems offer energy saving processes that result in the use of significantly less power compared to traditional printing processes. We believe that these environmental benefits will further drive market penetration of our solutions and enable manufacturers to move production closer to the consumer in a cost-effective manner.

●	Strong management team. Our Chief Executive Officer, Gabi Seligsohn, and our Chief Financial Officer, Guy Avidan, bring extensive experience of managing publicly traded companies. Our management team’s industry expertise, history with our company and extensive experience in running global publicly traded companies will enable us to execute our growth strategy. Our management infrastructure also includes executives who are experienced in the management of people, large scale business, innovation and product development in larger organizations including Intel, HP, KLA Tencor and Stratasys. Over the past three years, we have also invested heavily in human resources to support our growth. Since 2013, our workforce has more than doubled from 190 to 412 as of December 31, 2017. Additionally, more than 150 of our employees are in the field, enabling us to provide more localized service for our customers.

Our Strategy

The following are the key elements of our growth strategy:

●	Increase sales to existing customers. We are focused on increasing sales to existing customers by introducing new digital printing applications, developing new features and functionality of our systems, offering new system upgrade products, increasing sales of software and services, selling systems from our additional product families and enabling our customers to increase utilization of systems by improving productivity and reliability. We also intend to actively refer business to our customers by connecting them with online businesses that seek fulfillment partners, which will enhance customer intimacy. Our direct sales and marketing teams and application development professionals play an active role in customer education and this referral process. Our objective is to help customers operate their businesses more efficiently and to increase utilization of their systems, thereby requiring more ink and other consumables purchases as well as potential investment in new systems as our customers require additional capacity.

●	Acquire new high volume customers. Our technology is ideally positioned to enable business models focused on mass customization and personalization. We plan to continue growing our customer base by targeting customers with growth business models and demand for our high throughput solutions, including multiple systems or fleets of our systems. An example of this strategy is the Master Purchase Agreement, signed on January 10, 2017, with an affiliate of Amazon.com, Inc. To date we have supplied several systems, large quantities of inks and consumables and have been providing paid service to multiple facilities. During the years 2016 and 2017, Amazon related revenues were $17.9 million and $14.4 million, respectively. We expect that our relationship with Amazon will continue to expand in the future and that they will remain a significant customer.

●	Capitalize on growth in our targeted markets. Evolving consumer behavior is driving the growth in digital printing as well as the shift to online retail. Since the online shopping experience relies heavily on the display of large varieties of designs as well as short cycle times from order to delivery, webstores are faced with a need to carefully manage inventories, which requires the new paradigm of demand and supply. Our solutions enable our customers to print in smaller, customized quantities in a time efficient, cost-effective and environmentally-friendly manner, effectively leading them to move from customary methods of supply and demand to this new paradigm. Digital textile printing allows retailers to establish new fulfillment centers (or re-task existing ones) in different parts of the world to support consumers’ demand for variety, while shortening lead times from order to delivery and protecting against excess or obsolete inventory risks. With over 1,100 customers globally, many of which operate as fulfillment centers, we believe we are well positioned to play an enabling role for this trend. Our high throughput systems and proprietary inks ensure replicable quality and maximum uptime, which in turn, allow our customers to address the demands of online retail. We will continue tailoring our solutions to meet the needs of our customers in this evolving consumer environment through the ongoing development of our technology and the continued investment in the development of new ink formulas for our systems in order to expand the range of fabrics on which we can print and further improve the quality of our high resolution images and designs.

●	Extend our serviceable addressable market (SAM) by continuing to enhance our solutions. We will continue to expand our SAM as we introduce new features and functionality that enhance the capabilities of our systems and inks, and enable our systems to print on new types of media. We are also continuing to drive adoption of digital DTG printing solutions by customers who primarily use screen printing carousels, which is how the majority of DTG printing jobs are currently performed. While we have started to penetrate this market by offering standalone DTG solutions, such as our Avalanche and Storm II systems, we plan to deepen our penetration and further transition users of these analog systems to digital printing technologies through our Vulcan system. Given Vulcan’s ease of setup, lower cost per print, and high throughput levels, we are seeking to disrupt the core screen printed textile industry and target replacement of a significant installed base of automated carousels. We have also begun to expand our SAM by selectively targeting the digital R2R market through our Allegro system, which offers customers the ability to produce limited quantity orders with a high degree of variety and uniquely supports multiple fabric types in a single-step R2R printing process. We believe that our technology portfolio and the industry expertise of our employees and partners will allow us to continue to deliver a broad base of textile solutions to our customers that meet the challenges of printing on textile substrates. Continuing to respond to these challenges will enable us to further expand our SAM as we produce higher quality prints on a wider set of fabrics. This will enable us to expand into areas such as the $97 billion “athleisure” market, where clothing designed for workouts and other athletic activities is worn in other settings.

●	Extend our leadership position through ongoing investments in research and development, acquisitions and strategic partnerships. We seek to continue to differentiate ourselves and extend our leadership position by investing in research and development, acquisitions and strategic partnerships. We intend to leverage our customer relationships to identify emerging industry needs and innovate and develop new intellectual property and applications that address those needs. We are also developing new systems and intend to develop and introduce additional systems in the future. From time to time, we may also supplement our internal efforts with complementary inorganic initiatives such as acquisitions and strategic partnerships in order to enhance our positioning. For example, our acquisition of Polymeric Imaging in 2015 expanded our ink technology capabilities, and our acquisition of the digital DTG printing assets of SPSI in 2016 enabled us to strengthen our sales channel and gain access to a large screen printing customer base that we can now target for sales of digital solutions. Each of these acquisitions enhanced the positioning of our company. Future acquisitions may also allow us to strengthen our existing portfolio of solutions or add new capabilities. In an effort to better inform current and prospective customers about the capabilities of our solutions, we have also made investments in our direct sales and marketing teams and application development professionals.

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

●

Industrial Direct to Garment. We offer a wide range of high throughput systems. We market a hybrid platform, the Paradigm II, which connects to existing screen printing carousels for customers who want to combine short runs of multicolor images into their ongoing screen printing operations. Our mid-level platform, the Storm, which employs one axis of print heads and two pallets, consists of four models (Storm 2, Storm Hexa, Storm Duo and Storm 1000). Our next level of high throughput systems is based on the Avalanche platform which employs two print head axis with two pallets and also comes in four different models (Avalanche, Avalanche DC, Avalanche 1000, Avalanche Hexa, Avalanche 1000R, Avalanche HexaR).

During 2017, we introduced a significant product improvement on the Avalanche platform in the form of the new R-Series systems. Incorporating a new print heads technology and ink delivery system architecture, we introduced an advanced system for ink waste management, improving our customers profitability. The Avalanche 1000-R and the Avalanche Hexa-R systems replaced the former Avalanche 1000 and Avalanche Hexa systems respectively. In alignment with our products upgrade strategy an upgrade path from existing installed systems was also added to our product offering, allowing us to gain revenues from existing systems.

●	Direct to Garment Mass Production. During 2016, we successfully commercially launched our new high throughput platform, the Vulcan which is geared towards addressing the needs of mass production at a significantly lower cost per print relative to our other systems.

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

Our Vulcan system is designed to enable mass production of customized garments with high and consistent printing quality. It is designed to run at throughputs higher than any of our existing systems. The system’s architecture takes a different ergonomic approach to the sequence of loading and unloading of garments than that of our existing systems, enabling higher throughputs. The system utilizes state of the art print head technology and specially designed inks which allow for significant reduction in cost per print due to an increase in color intensity which allows for use of less ink per printed area as well as a reduction in wasted ink as a result of a transition to recirculating print heads. We achieved initial sales of Vulcan in the fourth quarter of 2016. Given the Vulcan’s ease of setup and high throughput levels, we are seeking to disrupt the core screen printed textile industry and target replacement of a significant installed base of automated carousels. The Vulcan also capitalizes on our advanced print head and ink technology to limit waste, allowing for installation in locations where carousels cannot be installed due to environmental, health and safety laws and regulations.

Our Allegro system is the first R2R printing system to allow for one-step R2R printing. It combines a printing system and a drying and curing module so that a full end to end manufacturing process is enabled. Unlike the Allegro, all other R2R printers require additional steps. The Allegro takes advantage of our patented wet-on-wet methodology to allow for in-line printing on various fabrics, without requiring a separate pre-treatment process, thereby avoiding the need to use textiles that are specifically pre-treated for digital printing. The Allegro is designed to achieve high throughputs and does not require water or steam for any part of the printing process, making it friendly to the environment. By using our proprietary pigment-based ink, Allegro can print on a variety of natural and synthetic fabrics providing customers with a significant level of flexibility. Other dye-based systems are specifically designed to print on specific fabric types and cannot be used with other types of fabric as the processes and consumables used vary considerably from one to the other.

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

System	Target Customer	Effective Throughput Light/Dark Garments(1)	Colors	Max. Printing Area
Breeze	Entry Level	32/25	CMYK + White	14 x 18 in
Storm II	High Throughput	120/65	CMYK + White	20 x 28 in
Storm 1000	High Throughput	170/85	CMYK + White	20 x 28 in
Storm Hexa	High Throughput	170/85	CMYKRG + White	20 x 28 in
Storm Duo	High Throughput	190/N.A	CMYK + White	20 x 28 in
Avalanche	High Throughput	150/100	CMYK + White	23.5 x 35 in
Avalanche DC Pro	High Throughput	150/100	CMYK + White + Discharge ink	23.5 x 35 in
Avalanche 1000	High Throughput	220/160	CMYK + White	23.5 x 35 in
Avalanche Hexa	High Throughput	180/140	CMYKRG + White	23.5 x 35 in
Paradigm II	High Throughput	120/120	CMYK	15.5 x 19.5 in
Vulcan	High Throughput	250/250	CMYKRG + White	28 x 39 in

(1)	Maximum output for sellable product for dark and light garments. Output for all systems, except the Vulcan, is measured in High Productivity print mode using A4 size prints per hour with pretreatment included. Output for the Vulcan system is measured in Standard print mode using 12 x 12 in size prints per hour with pretreatment included.

Ink and Other Consumables

Our ink and other consumables consist of our patented NeoPigment ink, proprietary binding agent, priming fluid, wiping fluid, and flushing fluid. Our pigment based inks are available in ten colors and are formulated for optimal use exclusively in our systems. Our patented wet-on-wet printing methodology combines the use of pigments rather than dyes in conjunction with our proprietary binding agent, and allows us to print on a wide range of fabrics without the need for a separate pre-treatment process or system reconfiguration, resulting in minimal setup times for each run and high throughput levels. Given the proprietary nature of our printing methodology, our ink and consumables attachment rate is near 100%. We also continuously invest in the development of new ink formulas for our systems in order to expand the range of fabrics on which we can print, further increase the quality of our high resolution images and designs and improve color fastness.

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

Software Solutions

All of our DTG systems arrive with our QuickP Production software embedded. The software manages the system operation and prepares image files for print. QuickP Production is a simple to use solution that allows users to control key operating parameters, such as ink dots per inch, or DPI, perform maintenance and calibration procedures and import image files and prepare them for print.

Many of our customers also purchase our QuickP Designer standalone software. QuickP Designer is a software package that combines our own internally developed Raster Image Processing, or RIP, software with other print job management capabilities and includes an advanced ink consumption estimation tool. A single QuickP Designer license can be used to support multiple Kornit systems.

We also offer our QuickP Plus 2.0 software suite, which provides customers with a full workflow solution from design creation and acceptance of job orders through production and order management.

In an effort to continually increase our customers’ productivity and ease of use, we initiated several collaborative efforts during 2017 with a few software companies. For example, we entered into a collaboration with Custom Gateway. As part of this collaboration, Custom Gateway provides a framework for enabling mass customization and on demand fulfilment and enables Kornit’s customers to sell customizable products online. We have also collaborated with ColorGate, which provides a professional RIP solution for our systems, allowing Kornit’s customers to gain both an outstanding print output and an optimized workflow experience.

Our Services

Our services consist of maintenance and support, and professional services. We are seeking to increase the number of customers that rely on us to provide services for their systems by expanding our service capabilities. As of December 31, 2017, we had service contracts in place with approximately 13% of our installed base. Service revenues exceeded 10% of our overall revenues for the first time in 2017 and amounted to $12.1 million. In addition to driving gross margin improvement, we believe this will provide us an opportunity for direct contact with customers with the goal of reducing system down-time, educating customers about optimal use of our systems to drive increased utilization, expanding the variety of print applications and increasing sales of post-warranty service contracts and other professional application development services. During 2016, we began to introduce hardware and software upgrades to our existing systems.

Maintenance and Support

We typically provide a one-year warranty on our systems, which covers parts, labor and remote support. Our customers can also purchase an additional year of warranty coverage in conjunction with their initial purchase of our systems. Thereafter, customers can renew maintenance and support contracts for additional periods by purchasing a maintenance and support package that covers remote support, software upgrades and onsite yearly maintenance or they can choose to rely on our support on a non-contractual time and material basis. In the United States, we provide maintenance and support directly to our customers. In EMEA, we provide maintenance and support to approximately half of our customers, depending on their location. In the Asia Pacific region, our independent distributors provide initial maintenance and support, and we provide second-line support when needed. Some of our printing systems include mandatory second year warranty which secures services revenue and ensures long terms relationship with our customers.

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

Our Customers

Our diverse global customer base consisted of over 1,100 customers as of December 31, 2017.

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

See “ITEM 10.D - Material Contracts - Agreements with Amazon.”

Sales and Distribution

Our go to market strategy consists of a hybrid model of indirect and direct sales. We generate a significant portion of our sales through a global network of independent distributors and value added resellers that we refer to as our channel partners. Our channel partners, in turn, sell the solutions they purchase from us to customers for whom we provide installation services, or sell and install our solutions on their own. Our channel partners work closely with our sales force and assist us by identifying potential sales targets, closing new business and maintaining relationships with and, in certain jurisdictions, providing support directly to our customers. Some of our independent distributors have our systems available for tradeshows, product demonstrations at their facilities, and other promotional activities. As of December 31, 2017, our global network of channel partners consisted of approximately 70 independent distributors and resellers. Sales by our distributors accounted for approximately 49% of our revenues in 2017, approximately 47% of our revenues in 2016 and approximately 64% in 2015. In addition to working closely with our channel partners, our direct sales force engages in direct sales in certain geographies, and also with our largest customers, irrespective of their location. We continually evaluate our go to market strategy in the geographies we serve in an effort to best serve our direct or indirect customers. As our roadmap continues to evolve, the sophistication of our systems and our selling prices will require us to continue to advance the capabilities of our sales and marketing teams as well as those of our distributors.

A substantial portion of our sales in North America are performed through independent distributors. Hirsch International Corporation and SPSI, Inc. were our top two independent distributors by revenues in 2015 and 2016, accounting for 18% and 21% of our revenues in each such period in the case of Hirsch, and 15% and 7% of our revenues in each such period in the case of SPSI. Hirsch was our top independent distributor in 2017, accounting for 18% of our revenues. We entered into a distributor agreement with Hirsch, dated April 1, 2014, with an initial term of three years, which renews automatically for successive one-year periods unless one party notifies the other party that it does not wish to renew the agreement, by providing 90 days’ notice prior to the end of the initial term of renewal period, as applicable. The agreement renewed automatically in April 2017. Our agreement with Hirsch is a non-exclusive distribution contract across North America, including 28 states concentrated on the East and West Coasts of the United States, as well as five Canadian provinces. We maintain projected sales plans for a number of different systems on a yearly basis and there is a minimum yearly sales requirement for systems and ink and other consumables.

In July 2016 we acquired the digital direct to garment printing assets of SPSI. We had been partners with SPSI since 2004 and our agreement with SPSI was previously a non-exclusive distribution contract across the United States, including 20 states mainly in the Midwest, Northwest and Southwest regions. The decision to acquire the SPSI assets was made in light of the fact that the territory covered by SPSI had an increasing number of larger accounts which required a more direct relationship with such customers. By fostering direct relationships with these customers, we aim to deepen our technical relationship with them as well better align our product roadmap to meet their needs. Through the acquisition we attained access to over 5,000 screen printing customers of SPSI, who represent a market opportunity for us to potentially provide systems that will facilitate their transition to digital printing. During 2017, we increased our sales headcount in the United States and split the region into three sub-territories in order to increase our presence in the market. We also signed on two new distributors for the United States. As part of this effort we also decided to transition our US headquarters to New Jersey.

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

Manufacturing, Inventory and Suppliers

Manufacturing

Our systems are currently assembled by Flex Ltd., or Flex, at its facilities in Yavne, Israel and ITS Industrial Techno-logic Solutions Ltd., or ITS, at its facilities in Rosh Ha’Ayin, Israel. Aside from our print heads, we source many of the components of our systems directly, which we believe allows us to manage our material costs and take advantage of the overall volume of systems manufactured at both facilities without the overhead of having in house manufacturing.

We entered into a manufacturing services agreement with Flex in May 2015, pursuant to which Flex manufactures our Avalanche, Storm, Breeze and Paradigm II systems and also manufactures our Vulcan system on a full turnkey basis in accordance with our bill of materials, drawings and designs. The initial term of the agreement is three years and it renews automatically for additional periods of 24 months unless notice of termination is given by either party at least 180 days prior to the end of the initial term or a renewal term. The agreement was automatically renewed in May 2017 for an addition 24-month period. We can terminate the agreement at any time upon 180 days’ notice and Flex may terminate the agreement at any time upon 365 days’ notice. Prices are set in advance for periods of 18 months but are subject to change based on certain enumerated circumstances set forth in the agreement or as agreed between Flex and us.

Our agreement with ITS for manufacture of certain of our systems terminated in November 2017. We are currently negotiating with ITS on an agreement pursuant to which ITS will continue to provide manufacturing services for one of our systems for a limited time.

We entered into a letter of agreement with Sanmina SCI-Israel Medical Systems Ltd. on September 7, 2017, pursuant to which Sanmina will manufacture, assemble, test, inspect configure and ship our products. The letter of agreement is in effect for a period of six months and thereafter it shall be renewed automatically for additional 90 days, unless one party provides the other with 30 days’ notice before the automatic renewal date. The parties are negotiating the terms of a binding agreement.

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

A component of our some of our systems is supplied by a sole supplier, Adelco Screen Process Ltd. We currently purchase this component on a purchase order basis.

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

Research and Development

We believe that continued investment in research and development is important to position us as a global leader in digital textile printing. We conduct our research and development activities in Israel and we believe this provides us with access to world-class engineers and chemists. Our research and development efforts are focused on improving and enhancing our existing systems and services, as well as developing new systems, software, features and functionality. We are also focused on enhancing our current DTG systems with new features and functionality, improving system reliability and uptime and making our systems even more user-friendly, and investing in new chemistry for broadening our span of applications. Our research and development expenses were $12.0 million, $17.4 million and $20.8 million in the years ended December 31, 2015, 2016 and 2017, respectively.

Intellectual Property

We consider our proprietary technology to be important to the development, manufacture, and sale of our systems and seek to protect such technology through a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with our employees, consultants, customers and manufacturers.

As of December 31, 2017, we owned fourteen issued patents in the United States and twenty-two provisional or pending U.S. patent applications. We also had eleven patents issued in non-U.S. jurisdictions, along with twenty-seven pending non-U.S. applications, and have ten pending Patent Cooperation Treaty patent applications, which are counterparts of our U.S. patent applications. The non-U.S. jurisdictions in which we have issued patents or pending applications are China, the European Union or European countries of the European Union, Hong Kong, Israel, Canada, Australia, Republic of Korea, South Africa, Vietnam, Philippines, Thailand, Brazil, El Salvador, Dominican Republic and India. The principal granted patents relate to our wet-on-wet printing methodology, ink formulations, printing processes and related methods and systems, with expiration dates ranging from 2020 to 2035.

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

In addition, we own the registered trademarks “KORNIT,” “NEOPIGMENT” and the “K” logo, in numerous jurisdictions and make use of a number of additional unregistered trademarks.

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

Our corporate structure consists of Kornit Digital Ltd., our Israeli parent company, and five wholly-owned subsidiaries: (1) Kornit Digital Technologies Ltd., which was incorporated on July 5, 2006 under the laws of the State of Israel, (2) Kornit Digital North America Inc., which was incorporated on September 12, 2007 under the laws of the State of Delaware, (3) Kornit Digital Europe GmbH, which was incorporated on April 20, 2011 under the laws of Germany, (4) Kornit Digital Asia Pacific Limited, which was incorporated on November 18, 2009 under the laws of Hong Kong, and (5) Kornit Digital UK Ltd., which was incorporated on August 30, 2017 under the laws of England and Wales.

D.	Property, Plants and Equipment

Our corporate headquarters are located in Rosh Ha’Ayin, Israel in an office and research and development facility consisting of approximately 82,000 square feet. The lease for this office expires in December 2020, with an option to extend the lease for an additional five years. We lease an additional facility of approximately 8,000 square feet near our corporate headquarters. The lease for this additional space expires in December 2020, with an option to extend the lease for an additional 18 months. In Israel, we also lease a manufacturing facility in Kiryat Gat, which consists of approximately 15,000 square feet. The lease for the Kiryat Gat manufacturing facility expires on May 31, 2021, and we have an option to lease this facility for an additional three years. We can terminate this lease by providing 180 days’ prior notice. The current utilization of the total production capacity at this facility would allow us to more than double our current output at the facility by increasing the number of shifts on the existing production lines by hiring additional manufacturing personnel and without requiring us to expand the physical structure of the facility. We have secured a location for a new, modern, manufacturing facility that we intend to build in Kiryat Gat with the goal of increasing operational efficiency and providing for improved safety and security. Construction is currently expected to begin in 2019 and to be completed by 2021. We currently expect to incur capital expenditures for the new facility in order to complete the acquisition of the property and building of this facility.

Our U.S. offices are located in Mequon, Wisconsin, consisting of approximately 12,000 square feet. The lease for this office expires in June 2018. We intend to relocate our US offices to Englewood, New Jersey. We have entered into a lease for our new headquarters in the United States, which is comprised of approximately 15,845 square feet of offices and warehouse expiring in February 2028. The lease for this location expires in February 2028. We intend to maintain a smaller office in Mequon following such relocation. We maintain additional sales, support and marketing offices in Dusseldorf, Hong Kong, Shanghai and Florida.

ITEM 4A.	Unresolved Staff Comments.

None.

ITEM 5.	Operating and Financial Review and Prospects.

The information contained in this section should be read in conjunction with our financial statements for the year ended December 31, 2017 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

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

We intend to capitalize on the continued growth of the DTG market by expanding our diverse global customer base, with particular focus on the fast-growing web-to-print businesses. We also seek to increase our sales to existing customers, particularly sales of our ink and other consumables. At the same time, we look to acquire new high-volume customers, which drives higher sales of ink and other consumables. We are also seeking to extend our serviceable addressable market by introducing new features and functionality that enhance the capabilities of our systems and inks, and enable our systems to print on new types of media. We plan to accomplish these goals by investing in our direct sales force, developing new applications for our systems, introducing new solutions and growing our relationships with channel partners.

We were founded in 2002 in Israel and shipped our first system in 2005. As of December 31, 2017, we had 412 employees located across four regions: Israel, the United States, Europe and the Asia Pacific region.

A.	Operating Results

The information contained in this section should be read in conjunction with our audited financial statements for the years ended December 31, 2015, 2016 and 2017 and related notes and the information contained in ITEM 18. Financial Statements. Our financial statements have been prepared in accordance with GAAP.

Components of Statement of Operations

Revenues

Systems, Ink and Other Consumables, Value Added Services

Substantially all of our revenues are generated from sales of our systems and ink and other consumables. Prior to 2017, we derived, and in the near term we expect to continue to derive, a majority of our revenues from sales of our systems. However, in 2017, due to lower systems sales which resulted in large part from the delay in receipt of permits for a new site for one of our large customers in the United States, we derived a larger portion of our revenues from sales of ink and consumables.  In the medium term, we are targeting an equal mix of revenues from our systems compared to ink and other consumable. We do not consider the period to period change in our total installed base to be a helpful metric in assessing our performance because we currently sell a number of different systems that have significantly different throughput characteristics and average selling prices. Accordingly, since we have not experienced material changes in the prices at which we sell ink and other consumables, we believe the best measure of the success of our strategy is the amount of the increase in revenues from ink and other consumables that is generated in each period.

We generate the services portion of our revenues from the provision of spare parts to our distributors and customers, post-warranty service contracts, value added services consisting of time and material based support and system upgrades.

We sell our products directly and through independent distributors who resell them to customers. Sales by our distributors accounted for approximately 47% of our revenues in 2016 and approximately 49% of our revenues during 2017. On July 1, 2016, we completed the acquisition of the DTG assets of one of our distributors in the United States, which increased our direct sales during 2016, however, our direct sales decreased in 2017 as we strengthened our relationships with our distributors and added more distributors in the United States.

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

We periodically provide customer incentive programs including product discounts, volume-based rebates and warrants, which are accounted for as reductions to revenue in the period in which the revenue is recognized. These reductions to revenue are made based upon reasonable and reliable estimates that are determined by historical experience and the specific terms and conditions of the incentive

See “—Critical Accounting Policies—Revenue Recognition”.

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues from sales to customers located in the regions indicated below for the periods indicated:

	2015		2016		2017
	$	%	$	%	$	%
	(in thousands except percentages)
U.S.	$42,528	52.7%	$63,656	58.6%	$60,541	53.1%
EMEA	21,600	25.0	24,720	22.7	32,015	28.1
Asia Pacific	16,042	18.6	11,963	11.0	16,092	14.1
Other	3,235	3.7	8,355	7.7	5,440	4.7
Total revenues	$86,405	100.0%	$108,694	100.0%	$114,088	100.0%

Shipping and handling

Shipping and handling fees that are charged to our customers are recognized as revenue in the period shipped and the related costs for providing these services are recorded as a cost of revenues.

Cost of Revenues and Gross Profit

Cost of revenues consists primarily of payments to the third-party contract manufacturers who assemble our systems and who are responsible for ordering most of the components for those systems. Cost of revenues also includes components for our systems for which we are responsible, such as print heads, as well as raw materials for ink and other consumables.  Cost of revenues includes personnel expenses, such as operation and supply chain employees, and related overhead for the manufacturing of our systems, as well as expenses for service personnel involved in the installation and support of our systems, shipping and handling fees and overhead for the manufacturing process of ink and other consumables. For 2016, cost of revenues also included the difference between the higher carrying cost of the acquired inventory from a distributor purchased on July 1, 2016 which was recorded at fair value. We expect cost of revenues to increase in absolute dollars due to increased revenues, but remain relatively constant or decrease as a percentage of total revenues, as we continue to improve our manufacturing processes and supply chain and as the costs related to our service infrastructure, which have a fixed component, are leveraged across a larger installed base.

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

Operating Expenses

Our operating expenses are classified into three categories: research and development expenses, sales and marketing expenses, general and administrative expenses and restructuring expenses. For each category, the largest component is generally personnel costs, consisting of salaries and related personnel expenses, including share-based compensation expenses. Operating expenses also include allocated overhead costs for facilities, including rent payments under our facility leases. We expect personnel and allocated costs to continue to increase at a controlled pace as we hire new employees to support growth of our business, but at a slower pace than in prior years. In the long term, we expect operating expenses to decrease as a percentage of revenues.

Research and Development Expenses. The largest component of our research and development expenses is salaries and related personnel expenses for our research and development employees. Research and development expenses also include purchases of laboratory supplies; expenses related to beta testing of our systems; and allocated overhead costs for facilities, including rent payments under our facilities leases. We record all research and development expenses as they are incurred. We expect research and development expenses to slightly increase in absolute terms as we continue to hire additional personnel for the development of upgrades to existing systems and additional systems that we develop. Our current research and development efforts are primarily focused on our next generation of R2R and DTG systems. We are also investing in the development of new ink formulas for our new systems and in order to expand the range of fabrics on which we can print and further improve color quality and diversification of our high resolution images and designs.

Sales and Marketing Expenses. The largest component of our sales and marketing expenses is salaries and related personnel expenses for our marketing, sales and other sales-support employees. Sales and marketing expenses also include trade shows, other advertising and promotions, including distributor open houses and media advertising; sales-based commissions and allocated overhead costs for facilities, including rent payments under our facilities leases. We market our solutions using a combination of internal marketing professionals and our network of channel partners. We expect sales and marketing expenses to continue to increase in absolute terms in the near term as we add sales and marketing personnel, including as a part of strengthening our relationships with our distributors.

General and Administrative Expenses. The largest component of our general and administrative expenses is salaries and related personnel expenses for our executive officers, financial staff, information technology staff, and human resources staff. General and administrative costs also include fees for accounting and legal services and allocated overhead costs for facilities, including rent payments under our facilities leases. We expect our general and administrative expenses to increase in absolute terms in the near term, but at a slower pace than in prior years, as a result of additional personnel to support our growth and the relocation of our U.S. headquarters from Mequon, Wisconsin to Englewood, New Jersey.

Finance Income (expenses), Net

Finance income (expenses), net consists of interest income and foreign currency exchange gains or losses. Foreign currency exchange changes reflect gains or losses related to changes in the value of our non-U.S. dollar denominated financial assets, primarily cash and cash equivalents, and trade payables and receivables. As of December 31, 2017, we did not have any indebtedness for borrowed amounts. Interest income consists of interest earned on our cash, cash equivalents, short-term bank deposits and marketable securities, offset by amortization of premium on marketable securities. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period.

Taxes on Income

The corporate tax rate in Israel was 26.5% in 2015, 25% in 2016 and 24% in 2017. The corporate tax rate decreased to 23% beginning on January 1, 2018.  However, as discussed in greater detail below under “Taxation and Israeli Government Programs Applicable To Our Company — Israeli Tax Considerations and Government Programs,” we and our wholly-owned Israeli subsidiary Kornit Technologies, are entitled to various tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law.

Starting from January 1, 2014, we consolidate the results of our Israeli operations for tax purposes such that net operating loss carryforwards of Kornit Technologies generated from 2014 onwards can be used to offset Israeli taxable income from us. Kornit Technologies currently generates sufficient net operating loss carryforwards to offset the taxable income of the parent. Accordingly, we were not subject to income tax in Israel in 2015, 2016 or 2017 and our effective tax rate was the blended rate of our Israeli tax and those of our non-Israeli subsidiaries in their respective jurisdictions of organization.

Under the Investment Law and other Israeli legislation, we are entitled to certain additional tax benefits, including accelerated depreciation and amortization rates for tax purposes on certain assets, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

Comparison of Period to Period Results of Operations

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Revenues
Products	$79,751	$100,818	$101,953
Services	6,654	7,876	12,135
Total revenues	86,405	108,694	114,088
Cost of revenues
Products	35,632	46,483	46,480
Services	10,188	12,801	13,497
Total cost of revenues	45,820	59,284	59,977
Gross profit	40,585	49,410	54,111
Operating expenses:
Research and development	11,950	17,383	20,834
Sales and marketing	13,367	18,338	21,279
General and administrative	9,500	12,259	13,578
Restructuring expenses	-	-	503
Total operating expenses	34,817	47,980	56.194
Operating income (loss)	5,768	1,430	(2,083)
Finance income (expenses), net	(334)	46	452
Income (loss) before taxes on income	5,434	1,476	(1,631)
Taxes on income	709	648	384
Net income (loss)	$4,725	$828	$(2,015)

	Year Ended December 31,
	2015	2016	2017
	(as a % of revenues)
Revenues
Products	92.3%	92.8%	89.4%
Services	7.7	7.2	10.6
Total revenues	100	100	100
Cost of revenues
Products	41.2	42.7	40.8
Services	11.8	11.8	11.8
Total cost of revenues	53.0	54.5	52.6
Gross profit	47.0	45.5	47.4
Operating expenses:
Research and development	13.8	16.0	18.3
Sales and marketing	15.5	16.9	18.7
General and administrative	11.0	11.2	11.9
Restructuring expenses	-	-	0.4
Total operating expenses	40.3	44.1	49.3
Operating income (loss)	6.7	1.3	(1.8)
Finance income (expenses), net	(0.4)	0.0	0.4
Income (loss) before taxes on income	6.3	1.4	(1.4)
Taxes on income	0.8	0.6	0.3
Net income (loss)	5.5%	0.8%	(1.8)%

Comparison of the Years Ended December 31, 2016 and 2017

Revenues

Revenues increased by $5.4 million, or 5.0%, to $114.1 million in 2017, which is net of $2.9 million fair value of the warrants associated with revenues recognized from Amazon, from $108.7 million in 2016, which is net of $2.0 million fair value of the warrants associated with revenues recognized from Amazon. The growth in revenues resulted from a 20.1% increase in ink and other consumables revenues to $51.5 million in 2017 from $42.8 million in 2016, a 54.1% increase in service revenues to $12.1 million in 2017 from $7.9 million in 2016 and a decrease of 12.9% in systems revenues from $58.0 million in 2016 to $50.5 million in 2017. The $8.7 million increase in ink and other consumables revenues was due to higher sales volumes of ink and other consumables and our larger installed base. The $7.5 million decrease in systems revenues was attributable to lower system sales in 2017,particularly in North America, with a significant impact coming from the delay in receipt of permits for a new site for one of our large customers in the US as well as longer sales cycle s for our Vulcan platform. The increase in our services revenues was primarily due to an increase in sales of spare parts and service contracts to our installed base as well as an increase in systems upgrades.

Cost of Revenues and Gross Profit

Cost of revenues increased by $0.7 million, or 1.2%, to $60.0 million in 2017 from $59.3 million in 2016. Gross profit increased by $4.7 million, or 9.5%, to $54.1 million in 2017, as compared to $49.4 million in 2016. Gross margin was 47.4% in 2017 compared to 45.5% in 2016. Gross margin increased as a result of the shift in mix of revenues in favor of ink and consumables, which have a relatively higher gross margin percentage, from 39.4% of revenues in 2016 to 45.1% of revenues in 2017. The increase was also related to an increase in ink and consumables gross margin which resulted from economies of scale and increased ink and consumables sales and an increase in services gross margin which resulted from an increase in sales of systems upgrades to our wider install base and an increase in sales of service contracts. Such positive impact was offset by a decrease in systems gross margin which resulted from lower systems sales in 2017 compared to 2016.

Operating Expenses

	Year Ended December 31,
	2016		2017		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
			($ in thousands)
Operating expenses:
Research and development	$17,383	16.0%	$20,834	18.3	3,451	19.9%
Sales and marketing	18,338	16.9	21,279	18.7	2,941	16.0
General and administrative	12,259	11.3	13,578	11.9	1,319	10.8
Restructuring expenses	-	-	503	0.4	503	100
Total operating expenses	$47,980	44.2%	$56,194	49.3	8,214	17.1%

Research and Development. Research and development expenses increased by 19.9% in 2017 compared to 2016. This resulted primarily from an increase of $1.8 million in salaries and related personnel expenses and share based compensation due to the hiring of additional personnel in 2017 reflecting an increase in headcount compared to 2016, an increase of $1.6 million in costs due to increased research and development activity, which primarily includes $0.6 million in facilities costs in connection with the expansion of our headquarters in Rosh Ha’Ayin, Israel, and an increase of $1.0 million in expenses due to depreciation expenses relating to leasehold improvements made and capital equipment acquired as part of the expansion of our research and development capabilities. As a percentage of total revenues, our research and development expenses increased during this period from 16.0% in 2016 to 18.3% in 2017.

Sales and Marketing. Sales and marketing expenses increased by 16.0% in 2017 compared to 2016. This increase was primarily due to an increase of $2.3 million in salaries and related personnel expenses and share based compensation expenses mainly due to a higher average number of employees during 2017 compared to 2016, higher cost per employee in 2017 increase in sales commission, and increase of $1.0 million in amortization of assets due to the purchase of the digital direct to garment printing assets of SPSI in 2016. As a percentage of total revenues, our sales and marketing expenses increased during this period from 16.9% in 2016 to 18.7% in 2017.

General and Administrative. General and administrative expenses increased by 10.8% in 2017 compared to 2016. This resulted primarily from an increase of $1.9 million in salaries and related personnel expenses and share based compensation mainly due to the hiring of additional personnel reflecting an increase in headcount, an increase of $0.3 million in expenses related to upgrades of our IT infrastructure and an increase of $0.2 million of facilities costs due to expansion of our facilities. These increases were offset by a decrease of $0.5 million in acquisition related expense that occurred in 2016. As a percentage of total revenues, our general and administrative expenses increased from 11.3% in 2016 to 11.9% in 2017.

Restructuring Costs. During 2017, we determined to transition our US headquarters to New Jersey. As part of this transition, we entered into agreements with certain employees for early retirement or retention. We recorded an expense of $0.5 million in 2017.

Finance Income (Expenses), Net

Finance income (expenses), net reflected income of $0.05 million in 2016 and an expense of $0.5 million in 2017. This change resulted primarily from the effects of exchange rates on our non-dollar denominated financial assets, specifically the exchange rate of the U.S. dollar to the NIS offset by interest accrued and received with respect to our cash investments and marketable securities in 2017.

Taxes on Income

Taxes on income decreased slightly from $0.6 million in 2016 to $0.4 million in 2017. The decrease is consisted of an increase in current tax in 2017 and a one-time expense for the change in deferred taxes in the U.S due to the new tax reform offset by the reversal of an accounting provision in the amount of $0.6 million.

Comparison of the Years Ended December 31, 2015 and 2016

Revenues

Revenues increased by $22.3 million, or 25.8%, to $108.7 million in 2016 from $86.4 million in 2015. The growth in revenues resulted from a 27.2% increase in systems and services revenues to $65.9 million in 2016 from $51.8 million in 2015 and a 23.8% increase in sales of ink and other consumables to $42.8 million in 2016 from $34.6 million in 2015. The $14.1 million growth in systems and services revenues was attributable to a change in the mix of systems sold, specifically sales of higher throughput systems, which sell for higher average selling prices than our entry level systems, in 2016 compared to 2015. We believe that the increase in sales of high throughput systems was a result of the growing maturity of the web-to-print business model which calls for high throughput systems to meet the growing consumer demand. The $8.2 million increase in ink and other consumables revenues was due to higher sales volumes of ink and other consumables and our larger installed base. The improvements in system and services revenues and ink and consumables revenues was offset by the fair value of warrants associated with revenues recognized from Amazon of $2.0 million.

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

Finance Income (Expenses), Net

Finance income (expenses), net reflected expenses of $0.3 million in 2015 and income of $0.05M in 2016. This change resulted primarily from interest accrued and received with respect to our cash investments and marketable securities in 2016 offset by the effects of exchange rates on our non-dollar denominated financial assets, specifically the exchange rate of the U.S. dollar to the NIS.

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

Revenues from service are derived mainly from the sale of print heads, spear parts and sale of service contracts. Print heads and spear parts revenues are recognized upon delivery, provided that all other revenue recognition criteria are met. The service contracts are recognized ratably, on a straight-line basis, over the period of the service.

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

We periodically provide customer incentive programs including product discounts, volume-based rebates and warrants, which are accounted for as reductions to revenue in the period in which the revenue is recognized. These reductions to revenue are made based upon reasonable and reliable estimates that are determined by historical experience and the specific terms and conditions of the incentive.

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

Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is computed using weighted average cost, on a first-in, first-out basis. Inventory costs consist of material, direct labor and overhead. We periodically assess inventory for obsolescence and excess and reduce the carrying value by an amount equal to the difference between its cost and the estimated net realizable value based on assumptions about future demand and historical sales patterns. This valuation requires us to make judgments, based on currently available information, about the likely method of disposition, such as through sales and expected recoverable values of each disposition category. These assumptions about future disposition of inventory are inherently uncertain and changes in our estimates and assumptions may cause us to realize material write-downs in the future.

As of December 31, 2017, we had $34.9 million of inventory of which $15.8 million consisted of raw materials and components and $19.1 million consisted of completed systems, ink and other consumables. We recorded inventory write-offs in a total amount of $0.8 million, $2.2 million and $3.0 million for the years ended December 31, 2015, 2016 and 2017, respectively.

Share-Based Compensation

Under U.S. GAAP, we account for share-based compensation for employees in accordance with the provisions of the FASB’s ASC Topic 718 “Compensation—Stock Based Compensation,” or ASC 718, which requires us to measure the cost of options and RSU’s based on the fair value of the award on the grant date.

The fair value of each RSU is the market value as determined by the closing share price at the date of the grant.

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

While we believe the resulting tax balances as of December 31, 2015, 2016 and 2017 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. We have filed or are in the process of filing local and foreign tax returns that may be audited by the respective tax authorities. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement; however, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statute of limitations on potential assessments expire.

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

Marketable Securities

Marketable securities currently are comprised of debt securities. We determine the appropriate classification of marketable securities at the time of purchase and re-evaluate such designation at each balance sheet date. In accordance with FASB ASC No. 320, “Investment Debt and Equity Securities,” we classify marketable securities as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of marketable securities, as determined on a specific identification basis, are included in finance income, net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in finance income, net.

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

During the years ended December 31, 2016 and 2017, no other-than temporary impairment were recorded related to our marketable securities.

Recently Issued and Adopted Accounting Pronouncements

For a summary of recent accounting pronouncements applicable to our consolidated financial statements see Note 2, “Significant Accounting Policies” to the Consolidated Financial Statements included in Part III, Item 18 of this Annual Report on Form 20-F.

Taxation and Israeli Government Programs Applicable to Our Company

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. As of 2018, the corporate tax rate is 23% (in 2017, the corporate tax rate was 24% and in 2016, the corporate tax rate was 25%). However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Benefited Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

The following tax benefits, among others, are available to Industrial Companies:

●	deduction of the cost of purchased know-how, patents and rights to use a patent and know-how which are used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;

●	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies controlled by it; and

●	expenses related to a public offering are deductible in equal amounts over three years. , commencing in the year of the offering.

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

The Investment Law has been amended several times over the recent years, with the three most significant changes effective as of April 1, 2005, or the 2005 Amendment, as of January 1, 2011, or the 2011 Amendment and as of January 1, 2017, or the 2017 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. We have examined the possible effect of these provisions of the 2011 Amendment on our financial statements and have decided not to opt to apply the new benefits under the 2011 Amendment and the 2017 Amendment for our company, and for our Israeli subsidiary we elected to apply the benefit under the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

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

The 2005 Amendment provides that Approved Enterprise status will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits track. Instead, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. Companies or programs under the new provisions receiving these tax benefits are referred to as Benefited Enterprises. A company that has a Benefited Enterprise may, at its discretion, approach the Israel Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law, as amended.

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

A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The reduced rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of a Foreign Investors’ Company (as such term is defined in the Investment Law), the 12-year limitation on reduced withholding tax on dividends does not apply.

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

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate flat tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate reduced to 12.5% and 7%, respectively, in 2013 and increased to 16% and 9% in 2014 and through 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a Preferred Enterprise which is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a ’Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone. As of January 1, 2017, the definition of “Special Preferred Enterprise” includes less stringent conditions.

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

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which chose to receive grants and certain tax benefits before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which had participated in an alternative benefits track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met. Kornit Technologies has filed a notification that it wishes to apply the new benefits under the 2011 Amendment.

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017.

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017, The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. These corporate tax rates shall apply only with respect to the portion of intellectual property developed in Israel. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Innovation Authority.

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

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign parent company holding at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4%.

We qualify as a Preferred Technology Enterprise or Special Preferred Technology Enterprise, and we are considering whether to apply for benefits under the 2017 Amendment.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

Foreign Tax Considerations

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018.

We have made reasonable estimates of the effects on the existing deferred tax balances as of December 31, 2017, for which provisional amounts have been recorded. We re-measured certain of our U.S. deferred tax assets and liabilities, based on the rates at which we are expected to reverse in the future. The estimated tax expense recorded related to the re-measurement of the deferred tax balance was $355.

B.	Liquidity and Capital Resources

As of December 31, 2017, we had approximately $18.6 million in cash and cash equivalents, $4.5 million in short term deposits and $74.4 million in marketable securities totaling $97.5 million. We fund our operations with cash generated from operating activities and cash raised during the IPO and the secondary offering. In the past, we have also raised capital through the sale of equity securities to investors in private placements.

Our cash requirements have principally been for working capital, capital expenditures and acquisitions. Our working capital requirements reflect the growth in our business. Historically, we have funded our working capital (primarily inventory and accounts receivables) and capital expenditures from cash flows provided by our operating activities, investments in our equity securities and cash and cash equivalents on hand. We have funded our acquisitions from the proceeds of our initial public offering and cash on hand. Our current capital expenditures relate primarily to investment in our new headquarters in the United States and in our manufacturing facility for our ink and other consumables in Kiryat Gat, Israel. In addition to investments in those facilities, our capital investments have included improvements and expansion of our worldwide locations and corporate facilities to support our growth and investment and improvements in our information technology.

The most significant elements of our working capital requirements are for inventory, accounts receivable and trade payables. We partially fund the procurement of the components of our systems that are assembled by our third-party manufacturers. Our inventory strategy includes maintaining inventory of systems and inks and other consumables at levels that we expect to sell during the successive months based on anticipated customer demand. Our accounts receivable significantly decreased due to the improvement in our days sales’ outstanding, or DSO. Our trade payables decreased due to the decrease in sales of systems.

As of December 31, 2017, the Company has two lines of credit with Israeli banks for total borrowings of up to $3 million, all of which was undrawn as of December 31, 2017. These lines of credit are unsecured and available subject to the Company’s maintenance of a 30% ratio of total tangible shareholders’ equity to total tangible assets and that the total credit use will be less than 70% of the Company and its subsidiaries’ receivables. Interest rates across these credit lines varied from 0.2% to 2.3% as of December 31, 2017.

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

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Net cash provided by (used in) operating activities	$(2,210)	$956	$5,990
Net cash provided by (used in) investing activities	(58,871)	2,463	(46,744)
Net cash provided by financing activities	74,601	939	36,437

Net Cash Provided by (Used in) Operating Activities

Year Ended December 31, 2017

Net cash provided by operating activities in the year ended December 31, 2017 was $6.0 million.

Net cash provided by operating activities consisted of net loss of $2.0 million including 12 million from non-cash activities and a decrease of $9 million from accounts receivables due to lower revenues and higher payments received prior to the cutoff date. Our days sales’ outstanding, or DSO, for the year ended December 31, 2017 was 74 compared to 106 for the year ended December 31, 2016.

During the period we had an increase of approximately $10.6 million in inventory from the year ended December 31, 2016 to the year ended December 31, 2017. This was primarily due to our strategy of increasing inventory levels to meet anticipated customer demand for our solutions. We also experienced a decrease of $3.6 million in trade payables due to a weaker fourth quarter 2017 compared to the fourth quarter of 2016.

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

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $46.7 million for the year ended December 31, 2017, which was primarily attributable to our investment in short term bank deposits and marketable securities. Net cash provided by investing activities was $2.5 million for the year ended December 31, 2016, which was primarily attributable to our proceeds from short-term bank deposits of $22.0 million offset by our purchase of marketable securities of $11.5 million, our investment in property and equipment of $5.5 million and $9.2 million paid in connection with our acquisition of SPSI.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $36.4 million for the year ended December 31, 2017, which was primarily attributable to our secondary offering in which we have raised $35.1 million. Net cash provided by financing activities was $0.9 million for the year ended December 31, 2016, which was attributable to the exercise of share options.

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

F.	Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2017 are summarized in the following table:

	Payments Due by Period
	(in thousands)
	Total	2018	2019	2020	2021	2022	2023 and thereafter
Operating lease obligations (1)	$16,640	$2,504	$2,494	$2,465	$2,195	$2,088	4,894
Uncertain tax positions (2)	670						-
Purchase commitments (3)	16,475	16,475					-
Severance payment (4)	1,232						-
Total	$35,017	$18,819	$2,330	$2,296	$2,195	$2,088	4,894-

(1)	Operating lease obligations consist of our contractual rental expenses under operating leases of facilities and vehicles.

(2)	Consists of accruals for certain income tax positions under ASC 740 that are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 13(h) to our consolidated financial statements included in ITEM 18 of this annual report for further information regarding our liability under ASC 740. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount.

(3)	Consists of all open PO commitments through the end of 2018.

(4)	Severance payments of $1.23 million are payable only upon termination, retirement or death of our employees. Of this amount, $0.7 million is unfunded as of December 31, 2017. Since we are unable to reasonably estimate the timing of settlement, the timing of such payments is not specified in the table. See also Note 2(w) to our consolidated financial statements appearing included in “ITEM 18 Financial Statements” of this annual report.

ITEM 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this annual report:

Name	Age	Position
Executive Officers
Gabi Seligsohn	51	Chief Executive Officer and Director
Nuriel Amir	50	Chief Technology Officer
Guy Avidan	55	Chief Financial Officer
Gilad Yron	45	Executive Vice President of Global Business
Directors
Yuval Cohen	55	Chairman of the Board of Directors
Gabi Seligsohn	51	Chief Executive Officer and Director
Ofer Ben-Zur	53	Director
Eli Blatt	55	Director
Lauri Hanover(1)(2)(3)(4)	58	Director
Marc Lesnick	51	Director
Alon Lumbroso(3)	60	Director
Jerry Mandel(1)(2)(3)(4)	53	Director
Dov Ofer(1)(2)(3)	64	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Independent director under the NASDAQ Stock Market rules.

(4)	Serves as an external director under the Israeli Companies Law.

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

Lauri Hanover has served as a member of our board of directors since March 2015 and is an external director under the Companies Law, the chairperson of our audit committee and a member of our compensation committee. Ms. Hanover has served as the Senior Vice President and Chief Financial Officer of Netafim Ltd., a global leader in smart irrigation systems, since August 2013. From 2009 to 2013, she served as Chief Financial Officer and Executive Vice President of the Tnuva Group, Israel’s largest food manufacturer. From 2008 to 2009, Ms. Hanover served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From 2004 to 2007, she served as Chief Financial Officer and Senior Vice President of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2000 to 2004, Ms. Hanover served as the Chief Financial Officer and Corporate Vice President of NICE Systems Ltd. (NASDAQ: NICE), an interaction analytics company, and from 1997 to 2000, as Chief Financial Officer and Executive Vice President of Sapiens International Corporation N.V. (NASDAQ: SPNS), a provider of software solutions for the insurance industry. From 1981 to 2007, she served in a variety of financial management positions, including Corporate Controller and Director of Corporate Budgeting and Financial Analysis at Scitex Corporation Ltd., a developer and manufacturer of inkjet printers, and Senior Financial Analyst at Philip Morris Inc. (Altria), a leading consumer goods manufacturer. Currently, Ms. Hanover serves as a director and chairman of the audit and compensation committees of SodaStream International Ltd (NASDAQ: SODA). Ms. Hanover holds a B.A. from the University of Pennsylvania, a B.S. in Economics from The Wharton School of the University of Pennsylvania, as well as an M.B.A. from New York University.

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

Jerry Mandel has served as a member of our board of directors since March 2015 and is an external director under the Companies Law, chairman of our compensation committee and a member of our audit committee. Mr. Mandel is the owner and CEO of Galil Capital Finance Ltd., a privately held company that provides financial advisory and investment management services. Mr. Mandel is the owner of GC Nadlan Reals Estate SL, a Spanish company specialized in providing investment management services in the real estate industry in Spain and serve as the Chairman of the Board of Galil Capital RE Spain SOCIMI S.A. Mr. Mandel is also the founder, Chief Executive Officer, and managing member of GC Florida Group, a group of partnerships established in 2009 that invests in and manages residential and commercial properties. From 2007 to 2009, he served as Chief Executive Officer and a director of GMF Ltd., an investment firm that provided mezzanine financing to middle-market companies. From 2005 to 2008, Mr. Mandel served as a director for Chen Yahav, the pension funds arm of Bank Yahav, and from 2004 to 2005, he served as a director and audit committee member of Cellcom Israel Ltd., a leading Israeli cellular company. From 1998 to 2003, Mr. Mandel was the Director of Investment Banking of EEMEA for Merrill Lynch & Co. and responsible for the origination and execution of investment banking activities in Israel. Currently, Mr. Mandel serves as a director and audit committee member of Direct Insurance — Financial Investments Ltd. (TASE: DIFI). Mr. Mandel holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Columbia Business School in New York.

Dov Ofer has served as a member of our board of directors since March 2015 and is a member of our audit and compensation committees. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high tech sector and participated in different mergers and acquisitions within the industry. Currently, Mr. Ofer serves as chairman of Magen Eco-Energy RCA Ltd., chairman of Plastopil Hazorea Company Ltd. (TASE: PPIL), vice chairman of Scodix Ltd. and director of Gauzy Ltd and Stratasys Ltd. (Nasdaq: SSYS). He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley in California.

Arrangements Concerning Election of Directors; Family Relationships

Our board of directors consists of nine directors. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers or senior management members.

B.	Compensation

The aggregate compensation paid and equity-based compensation and other compensation expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2017 was $4.4 million. This amount includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. As of December 31, 2017, options to purchase 1,163,124 ordinary shares and 15,556 RSU’s granted to our directors and executive officers were outstanding under our share incentive plans at a weighted average exercise price of $8.95 per share for the options. Certain of our officers and directors receive a severance payment of up to six months of their base salary upon termination of their employment.

The following table presents the grant dates, number of options, related exercise prices and expiration dates of options granted to our directors and executive officers for the year ended December 31, 2017:

Grant Date	Number of Options	Number of RSUs	Exercise Price of Options	Expiration Date of Options
August 9, 2017	60,000	10,000	18.05	August 9, 2027
September 28, 2017	120,000	-	15.05	September 28, 2027

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

Executive Officer Compensation

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2017, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

s

Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)
	(in thousands)
Gabi Seligsohn, Chief Executive Officer	367	76	150	1,004	1,613
Guy Avidan, Chief Financial Officer	203	67	53	312	623
Gilad Yron, EVP Global Business	202	66	44	181	516
Nuriel Amir, Chief Technology Officer	220	71	36	110	359
Ofer Sandelson, former Chief Operating Officer	174	83	-	110	367

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.

(2)	All current executive officers listed in the table are our full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2017.

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4)	Amounts reported in this column refer to incentive and bonus payments which were paid with respect to 2017.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2017 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph (r) of Note 2 to our audited financial statements, which are included in “ITEM 18 Financial Reports” of this annual report.

2004 Share Option Plan

In May 2004 our board of directors adopted and our shareholders approved our 2004 Share Option Plan, or the 2004 Plan. The 2004 Plan was amended on June 15, 2005. We are no longer granting options under the 2004 Plan because it was superseded by the 2012 Plan, although previously granted awards remain outstanding. As of December 31, 2017 we had options to purchase 38,734 ordinary shares outstanding under the 2004 Plan.

The 2004 Plan provides for the grant of options to our and our subsidiaries’ and affiliates’ directors, employees and officers, who are expected to contribute to our future growth and success.

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

Options currently outstanding under the 2004 Plan may be exercised up to seven years from the grant date. In the event of the death of a grantee while employed or engaged by us, or the termination of a grantee’s employment or services for reasons of disability or termination of a grantee’s employment of services for reason of retirement in accordance with applicable law, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination until the earlier of: (i) a period of one (1) year from the date of disability, retirement or death, or (ii) the term of the options. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may generally exercise his or her vested options within the earlier of: (a) 90 days after the date of termination, or (b) the term of the options.

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

2012 Share Incentive Plan

In October 2012, our board of directors adopted and our shareholders approved our 2012 Share Incentive Plan, or the 2012 Plan. The 2012 Plan replaced our 2004 Plan. We are no longer granting options under the 2012 Plan because it was superseded by the 2015 Plan, although previously granted awards remain outstanding. The 2012 Plan provides for the grant of options, restricted shares, restricted share units and other share-based awards to our and our subsidiaries’ and affiliates’ directors, employees, officers, consultants, advisors, and any other person whose services are considered valuable to us or our affiliates, to continue as service providers, to increase their efforts on our behalf or on behalf of our subsidiary or affiliate and to promote the success of our business. As of December 31, 2017, we had options to purchase 657,664 ordinary shares outstanding under the 2012 Plan.

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

2015 Incentive Compensation Plan

In March 2015, we adopted our 2015 Incentive Compensation Plan, or the 2015 Plan. The 2015 Plan provides for the grant of share options, share appreciation rights, restricted share awards, restricted share units, cash-based awards, other share-based awards and dividend equivalents to our company’s and our affiliates’ respective employees, non-employee directors and consultants. The reserved pool of shares under the 2015 Plan is the sum of (i) 661,745 shares; plus (ii) on January 1 of each calendar year during the term of the 2015 Plan a number of shares equal to the lesser of: (x) 3% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, (y) an amount determined by our board of directors, and (z) 1,965,930 shares. From and after the effective date of the 2015 Plan, no further grants or awards shall be made under the 2012 Plan. Generally, shares that are forfeited, cancelled, terminated or expire unexercised, settled in cash in lieu of issuance of shares under the 2015 Plan or the 2012 Plan shall be available for issuance under new awards. Generally, any shares tendered or withheld to pay the exercise price, purchase price of an award, or any withholding taxes shall be available for issuance under new awards. Shares delivered pursuant to “substitute awards” (awards granted in assumption or substitution of awards granted by a company acquired by us) shall not reduce the shares available for issuance under the 2015 Plan. As of December 31, 2017, we had options to purchase 1,664,249 ordinary shares and 88,759 restricted share units outstanding under the 2015 Plan and 1,875,006 ordinary shares reserved for additional grants, including the increase which was effective on January 1, 2018.

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

Employee Stock Purchase Plan

We have adopted an employee stock purchase plan, or ESPP, pursuant to which our employees and employees of our subsidiaries may elect to have payroll deductions (or, when not allowed under local laws or regulations, another form of payment) made on each pay day during the offering period in an amount not exceeding 15% of the compensation which the employees receive on each pay day during the offering period. To date, we have not granted employees the right to make purchases under the plan. The number of shares initially reserved for purchase under the ESPP is 242,425 ordinary shares, which will be automatically increased annually on January 1 by a number of ordinary shares equal to the lesser of (i) 1% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, (ii) an amount determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 655,310 shares.

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

(ii)	the Class II directors are Ofer Ben-Zur and Gabi Seligsohn, and their terms expire at our annual general meeting of the shareholders to be held in 2020 and when their successors are elected and qualified; and

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

Under regulations promulgated under the Companies Law, Israeli public companies whose shares are traded on certain U.S. stock exchanges, such as the NASDAQ Global Select Market, and that lack a controlling shareholder (as defined below) are exempt from the requirement to appoint external directors. Any such company is also exempt from the Companies Law requirements related to the composition of the audit and compensation committees of the Board. Eligibility for these exemptions is conditioned on compliance with U.S. stock exchange listing rules related to majority Board independence and the composition of the audit and compensation committees of the Board, as applicable to all listed domestic U.S. companies.

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

The term “controlling shareholder” as used in the Companies Law for purposes of all matters related to external directors and for certain other purposes (such as the requirements related to appointment to the audit committee or compensation committee, as described below), means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager (chief executive officer).

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

However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as the NASDAQ Global Select Market, and who do not have a controlling shareholder, do not have to meet the independent majority requirement; provided, however, that the audit committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. As we currently do not meet the requirements applicable to U.S. companies listed on the NASDAQ Global Select Market, we are obligated to meet the majority requirement, although this may change in the future.

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

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of, and include the chairman of, the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as the NASDAQ Global Select Market, and who do not have a controlling shareholder, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. As we currently do not meet the requirements applicable to U.S. companies listed on the NASDAQ Global Select Market, we are obligated to meet the majority requirement, although this may change in the future. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the compensation committee.

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

As of December 31, 2017, we had 412 employees and subcontractors with 267 located in Israel, 66 in the United States, 42 in Germany and 37 in Hong Kong. The following table shows the breakdown of our workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of December 31,
Area of Activity	2015	2016	2017
Service	64	69	66
Sales and marketing	76	87	87
Manufacturing and operations	68	68	73
Research and development	90	115	122
General and administrative	45	51	64
Total	343	390	412

With respect to our Israeli employees, Israeli labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, payments to the National Insurance Institute, equal opportunity and anti-discrimination laws and other conditions of employment. While none of our employees is party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of the Economy and Industry. These provisions primarily concern pension fund benefits for all employees, insurance for work-related accidents, recuperation pay and travel expenses. We generally provide our employees with benefits and working conditions beyond the required minimums. With respect to our German employees, German and European labor laws govern the common employment terms including worktime, annual leave and employment termination. In addition to that our Kornit Digital Europe GmbH have a work council. Work council must be consulted about specific employee related issues and has the right to make proposals to management according to the German Works Constitution Act (BetrVG).

We have never experienced any labor-related work stoppages or strikes and believe our relationships with our employees are good.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “ITEM 6.B. Compensation” and “ITEM 7.A. Major Shareholders.”

ITEM 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2018:

●	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of February 28, 2018 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

Unless otherwise noted below, each shareholder’s address is c/o Kornit Digital Ltd., 12 Ha’Amal Street, Rosh –Ha’Ayin 4809246, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

The percentages set forth below are based on 34,277,324 ordinary shares outstanding as of February 28, 2018.

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

Name	Number of Shares Beneficially Held	Percent
5% or Greater Shareholders
Fortissimo Capital Fund II (Israel), L.P.(1)	4,552,481	13.3%
American Capital Management Inc. (2)	2,545,895	7.5%
William Blair & Company, LLC (3)	2,461,857	7.2%
Granahan Investment Management, Inc. (4)	2,331,724	6.8%
Gilder, Gagnon, Howe & Co. LLC (5)	1,763,373	5.2%
Senvest Management, LLC(6)	1,695,677	5.0%

Directors and Executive Officers
Yuval Cohen(7)	4,582,091	13.4%
Ofer Ben-Zur	10,541	*
Eli Blatt(8)	4,573,208	13.4%
Lauri Hanover	*	*
Marc Lesnick(8)	4,573,208	13.4%
Alon Lumbroso	*	*
Jerry Mandel	*	*
Dov Ofer	*	*
Gabi Seligsohn(9)	492,349	1.4%
Nuriel Amir	-	-
Guy Avidan	*	*
Gilad Yron	-	-
All Directors and Executive Officers as a Group (12 persons) (10)	5,250,438	15.0%

* Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)	Based on information provided to us by Fortissimo Capital Fund II (Israel), L.P. (“Fortissimo Fund II”), Fortissimo Capital Fund II (GP), L.P. (“Fortissimo II GP”) and Fortissimo Capital 2 Management (GP) Ltd. (“Fortissimo Management”). Fortissimo II GP is a Cayman Island limited partnership, which serves as the general partner of Fortissimo Fund II, an Israeli limited partnership: The general partner of Fortissimo II GP is Fortissimo Management, a Cayman Islands corporation. Messrs. Eli Blatt, Yuval Cohen and Marc Lesnick are members of the investment committee of Fortissimo Management and share voting and dispositive power with respect to such shares. The principal address of Fortissimo Management is 14 Hamelacha Street, Park Afek, Rosh Ha’Ayin 48091, Israel.

(2)	As of December 31, 2017, based on a Schedule 13G filed with the Securities and Exchange Commission on February 1, 2018.

(3)	As of December 31, 2017, based on a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2018 by William Blair & Company, LLC.

(4)	As of December 31, 2017, based on a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2018 by Granahan Investment Management, Inc.

(5)	As of December 31, 2017, based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2018 by Gilder, Gagnon, Howe & Co. LLC (“Gilder”). The shares reported include 1,198,972 shares held in customer accounts over which partners and/or employees of Gilder have discretionary authority to dispose of or direct the disposition of the shares, 44,410 shares held in the account of the profit sharing plan of Gilder, and 519,991 shares held in accounts owned by the partners of Gilder and their families.

(6)	As of January 12, 2018, based on a Schedule 13G filed with the Securities and Exchange Commission on January 16, 2018 by Senvest Management, LLC. The reported securities are held in the accounts of Senvest Master Fund, LP, Senvest Israel Partners Master Fund, LP and Senvest Global (KY), LP (collectively, the “Senvest Investment Vehicles”). Senvest Management, LLC serves as investment manager of the Investment Vehicles. Richard Mashaal is the managing member of Senvest Management, LLC. Mr. Mashaal may be deemed to have voting and dispositive powers over the securities held by the Senvest Investment Vehicles. Senvest Management, LLC may be deemed to beneficially own the securities held by the Senvest Investment Vehicles by virtue of Senvest Management, LLC’s position as investment manager of each of the Senvest Investment Vehicles. Mr. Mashaal may be deemed to beneficially own the securities held by the Senvest Investment Vehicles by virtue of Mr. Mashaal’s status as the managing member of Senvest Management, LLC.

(7)	Consists of 4,552,481 ordinary shares held by Fortissimo Capital and options to purchase 29,610 ordinary shares exercisable within 60 days of February 28, 2018.

(8)	Consists of 4,552,481 ordinary shares held by Fortissimo Capital and options to purchase 20,727 ordinary shares exercisable within 60 days of February 28, 2018.

(9)	Consists of 36,357 ordinary shares and options to purchase 455,992 ordinary shares exercisable within 60 days of February 28, 2018.

(10)	Consists of 4,599,379 ordinary shares and options to purchase 651,059 ordinary shares exercisable within 60 days of February 28, 2018.

Recent Significant Changes in the Percentage Ownership of Major Shareholders

In January 2017, Fortissimo Capital sold 6,235,000 of our ordinary shares in a secondary public offering, which decreased its holdings in our Company from 48.5% to 26.3% (after taking into account the increase in outstanding shares resulting from our concurrent follow-on offering). In February 2017, we were informed by FMR LLC that they had sold all of their shares of the Company previously reported to have been held. In May 2017, Fortissimo Capital sold 4,250,000 of our ordinary shares in a secondary public offering, which, following a concurrent follow-on offering by the Company decreased its holdings in our Company to 4,552,481. Other than the foregoing, there have been no recent significant changes in the percentage ownership of major shareholders.

B.	Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, since January 1, 2017, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

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

The following table provides information regarding the options to purchase our ordinary shares held by each of our directors and officers who beneficially owns greater than one percent of our ordinary shares:

Name/Title	Number of Shares Underlying Options	Exercise Price	Expiration Date
Yuval Cohen, Chairman of the Board of Directors	29,610	$9.97	March 6, 2025
Eli Blatt, Director	20,727	$9.97	March 6, 2025
Marc Lesnick, Director	20,727	$9.97	March 6, 2025
Gabi Seligsohn, Chief Executive Officer and Director	320,992	$2.17	April 27, 2024
	120,000	$12.97	September 28, 2025
	120,000	$9.49	September 28, 2026
	120,000	$15.05	September 28, 2027

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

Our ordinary shares have been quoted on the NASDAQ Global Select Market under the symbol “KRNT” since April 2, 2015. Prior to that date, there was no public trading market for our ordinary shares. Our IPO was priced at $10.00 per share on April 2, 2015. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on NASDAQ:

	Low	High
	(in U.S. dollars)
Annual:
2017	$12.05	$23.15
2016	8.10	14.70
2015 (beginning April 2, 2015)	9.91	17.50
Quarterly:
First Quarter 2018 (through March 15, 2018)	11.70	16.95
Fourth Quarter 2017	14.70	17.95
Third Quarter 2017	12.85	21.80
Second Quarter 2017	16.46	23.15
First Quarter 2017	12.05	19.75
Fourth Quarter 2016	9.00	14.70
Third Quarter 2016	8.90	11.70
Second Quarter 2016	8.10	11.19
First Quarter 2016	8.91	12.00
Fourth Quarter 2015	9.91	13.80
Third Quarter 2015	11.42	15.85
Second Quarter 2015	11.76	17.50
Most Recent Six Months (and Most Recent Partial Month):
March 2018 (through March 15, 2018)	12.55	14.40
February 2018	11.65	14.90
January 2018	14.95	16.95
December 2017	15.10	17.80
November 2017	14.9	17.95
October 2017	14.55	15.90
September 2017	12.85	19.30

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

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

The Companies Law allows one or more of our shareholders holding at least 1% of the voting power of a company to request the inclusion of an additional agenda item for an upcoming shareholders meeting, assuming that it is appropriate for debate and action at a shareholders meeting. Under applicable regulations, such a shareholder request must be submitted within three or, for certain requested agenda items, seven days following our publication of notice of the meeting. If the requested agenda item includes the appointment of director(s), the requesting shareholder must comply with particular procedural and documentary requirements. If our board of directors determines that the requested agenda item is appropriate for consideration by our shareholders, we must publish an updated notice that includes such item within seven days following the deadline for submission of agenda items by our shareholders. The publication of the updated notice of the shareholders meeting does not impact the record date for the meeting. In lieu of this process, we may opt to provide pre-notice of our shareholders meeting at least 21 days prior to publishing official notice of the meeting. In that case, our 1% shareholders are given a 14-day period in which to submit proposed agenda items, after which we must publish notice of the meeting that includes any accepted shareholder proposals.

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

Under the terms of the Warrant, the ordinary shares underlying the Warrant are subject to vesting as a function of payments for purchased products and services of up to $150 million over a five year period with the shares vesting incrementally each time Amazon (which includes its affiliates for purposes of the vesting determination) makes a payment totaling $5 million to us. Warrant Shares vest in increments of 85,521 shares until such time as Amazon has paid an aggregate of $75 million to us and thereafter the remaining Warrant Shares vest in additional increments of 109,956 shares each. Based on payments made by Amazon prior to the date of the Warrant, some of the Warrant Shares have vested at the time of the execution of the Purchase Agreement. As of December 31, 2017, warrants to purchase 513,126 shares have vested.

The Warrant is exercisable through January 10, 2022. Upon the consummation of a change of control transaction (as defined in the Warrant), subject to certain exceptions, the unvested portion of the Warrant will vest in full and become fully exercisable.

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

Underwriting Agreement for Secondary Offering

We entered into an underwriting agreement, dated May 16, 2017, with Fortissimo Capital, Barclays Capital Inc. and Citigroup Global Markets Inc., as representatives of the underwriters, with respect to the ordinary shares sold by Fortissimo Capital in its secondary offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

Other Material Contracts

Material Contract	Location in This Annual Report
Amended and Restated Investors’ Rights Agreement, dated March 18, 2015, between us and the parties thereto	“ITEM 7.B. Related Party Transaction—Investors’ Rights Agreement.”

Agreements and arrangements with, and compensation of, directors and executive officers	“ITEM 7.B. Related Party Transactions—Agreements and arrangements with, and compensation of, directors and executive officers.”

Kornit Digital Compensation Policy	“ITEM 6.C. Board Practices-Board Committees-Compensation Committee and Compensation Policy.”

OEM Supply Agreement, dated December 3, 2015, between us and FujiFilm Dimatix, Inc.	“ITEM 4.B. Business Overview— Manufacturing, Inventory and Suppliers-Inventory and Suppliers.”

Manufacturing Services Agreement, dated as of May 2015, between us and Flextronics (Israel) Ltd.	“ITEM 4.B. Business Overview— Manufacturing, Inventory and Suppliers-Manufacturing.”

Office and Parking Space Lease Agreement, dated as of December 17, 2007 between us and Industrial Building Corporation, as amended	“ITEM 4.D. Property, Plants and Equipment.”

Agreement, dated as of December 22, 2016, between us and B.G. (Israel) Technologies Ltd.	“ITEM 4.B. Business Overview— Manufacturing, Inventory and Suppliers-Inventory and Suppliers.”

Lease Agreement dated as of March 25, 2010 between us and Benbenisti Engineering Ltd., as amended	“ITEM 4.D. Property, Plants and Equipment.”

Lease dated December 2017 between Bonanno Real Estate Group I, L.P. and Kornit Digital North America, Inc.	“ITEM 4.D. Property, Plants and Equipment.”

D.	Exchange Controls

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Capital gain is generally subject to tax at the corporate tax rate (25% in 2016, 24% in 2017 and 23% in 2018 and thereafter), if generated by a company, or at the rate of 25% if generated by an individual, or 30% in the case of sale of shares by a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive proceeds upon liquidation and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2017) unless the benefiting provisions of an applicable treaty applies.

Notwithstanding the foregoing, a non-Israeli resident (individual or corporation) who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a recognized stock exchange in Israel or outside of Israel will generally be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel (and with respect to shares listed on a recognized stock exchange outside of Israel, so long as neither the shareholder nor the particular capital gain is otherwise subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985). However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares of an Israeli company by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the sale, exchange or disposition that can be attributed to a permanent establishment of the shareholder that is maintained in Israel under certain terms; (iv) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding such sale exchange or other disposition, subject to certain conditions; or (v) such U.S. resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, a U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax for dividends not generated by a Benefited Enterprise and paid to a U.S. corporation holding 10% or more of the outstanding voting rights from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to a Benefited Enterprise for such U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

If the dividend is attributable partly to income derived from a Benefited Enterprise or a Preferred Enterprise, and partly from other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.

Estate and Gift Tax.

Israeli law presently does not impose estate or gift taxes.

Excess Tax.

Beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 803,520 (in 2018) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain. Pursuant to new legislation enacted recently, as of 2017, such tax rate was increased to 3% on annual income exceeding NIS 640,000 (NIS 641,880 in 2018) (which amount is linked to the annual change in the Israeli consumer price index).

U.S. Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to purchasers of our ordinary shares and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

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

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, our ordinary shares generally will continue to be treated as shares in a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2017, and furthermore do not expect to be classified for the taxable year ending December 31, 2018. Because PFIC status must be determined annually based on tests which are factual in nature, our PFIC status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year and we do not intend to make a determination of our or any of our future subsidiaries’ PFIC status in the future. A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences described below with respect to owning our ordinary shares if we are classified as a PFIC for our taxable year ending December 31, 2017, provided that such U.S. Holder is eligible to make, and successfully makes, either a “mark-to-market” election or a qualified electing fund election described below for the taxable year in which its holding period begins.

If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime, which we refer to as the Excess Distribution Regime, will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of our ordinary shares. Under the Excess Distribution Regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. Certain elections may be available that would result in an alternative treatment of our ordinary shares. If we are determined to be a PFIC, the Excess Distribution Regime described in this paragraph would also apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any future subsidiary of ours that also may be determined to be PFICs.

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

Foreign Currency Exchange Risk

Due to our international operations, currency exchange rates impact our financial performance. In 2017, approximately 84% of our revenues were denominated in U.S. dollars and 16% of our revenues were denominated in Euros. Conversely, in 2017, approximately 44% of our purchases of raw materials and components of our systems and ink and other consumables are denominated in either NIS or in NIS prices that are linked to U.S. dollars. Similarly, a majority of our operating costs, which are largely comprised of labor costs, are denominated in NIS, due to our operations in Israel. Accordingly, our results of operations may be materially affected by fluctuations in the value of the U.S. dollar relative to the NIS and the Euro.

The following table presents information about the changes in the exchange rates of the NIS and the Euro against the U.S. dollar:

	Change in Average Exchange Rate
Period	U.S. Dollar against the NIS (%)	U.S. Dollar against the Euro (%)
2015	8.6	(16.5)
2016	(1.1)	(0.3)
2017	(6.3)	(1.9)

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS and positive figures represent appreciation of the U.S. dollar compared to the NIS. We estimate that a 10% increase or decrease in the value of the NIS against the U.S. dollar would have decreased or increased our net income by approximately by approximately $(0.9) or $0.9 million in 2016 and $(1.7) or $1.4 million in 2017. We estimate that a 10% increase or decrease in the value of the Euro against the U.S. dollar would have decreased or increased our net income by approximately $(0.3) or $0.3 million in 2016 and $(0.8) or $1.0 million in 2017. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.

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

During 2016 and 2017, we entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in NIS.

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

Interest Rate Risk

Our investment strategy is to achieve a return that will allow us to preserve capital and maintain liquidity requirements. We invest primarily in debt securities, corporate debt securities. By policy, we limit the amount of credit exposure to any one issuer. As of December 31, 2016 and December 31, 2017, unrealized losses on our marketable debt securities were primarily due to temporary interest rate fluctuations as a result of higher market interest rates compared to interest rates at the time of purchase. We account for both fixed and variable rate securities at fair value with changes on gains and losses recorded in the OCI until the securities are sold.

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

From the effective date of the registration statement and until December 31, 2017, we had provided $18.7 million of the net proceeds of the IPO for working capital.

We expect to use the balance of the net proceeds for working capital and general corporate purposes. The above may change based on the growth of our business.

None of the net proceeds of the offering was paid directly or indirectly to any director or officer, of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

B.-D.

Not applicable.

ITEM 15.	Controls and Procedures.

(a) Disclosure Controls and Procedures

Our management evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2017. Based on their evaluation, our principal executive officer and principal financial officer concluded that as of December 31, 2017, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2017 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

We have adopted a code of ethics and business conduct applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of our company, and is available to investors and others on our website at http://ir.kornit.com/ or by contacting our investor relations department. Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics and business conduct applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. No such amendment was adopted, nor waiver provided, by us during the fiscal year ended December 31, 2017.

ITEM 16C.	Principal Accountant Fees and Services.

Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, and other members of Ernst & Young Global for professional services for each of the last two fiscal years were as follows:

	Year Ended December 31, 2016		Year Ended December 31, 2017
	Amount	Percentage	Amount	Percentage
Audit fees	$383	83%	$336	73%
Audit-Related Fees
Tax Fees	57	13%	104	23%
All Other Fees	20	4%	17	4%

Total	$460	100%	$457	100%

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

See pages F-2 through F-45 appended hereto.

ITEM 19.	Exhibits.

Please see the exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KORNIT DIGITAL LTD.

By:	/s/ Guy Avidan
Name:	Guy Avidan
Title:	Chief Financial Officer

Date: March 20, 2018

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Kornit Digital Ltd.(1)
2.1	Specimen ordinary share certificate of Kornit Digital Ltd.(2)
4.1	Amended and Restated Investors’ Rights Agreement, dated March 18, 2015, by and among Kornit Digital Ltd. and certain of the Registrant’s shareholders(1)
4.2	Form of Indemnification Agreement(2)
4.4	2004 Share Option Plan(3)
4.5	2012 Share Incentive Plan(3)
4.5	2015 Incentive Compensation Plan(1)
4.6	Kornit Digital Ltd.’s Compensation Policy(4)
4.7	English Summary of the Office and Parking Space Lease Agreement dated as of December 17, 2007, by and between the Registrant and Industrial Building Corporation Ltd. as amended by Addendum, dated 2007, Addendum to Lease Agreement, dated 2007, Addendum to Lease Agreement, dated March 8, 2012, Addendum to Lease Agreement, dated 2012, Addendum to Lease Agreement, dated December 19, 2012, Addendum to Lease Agreement, dated May 20, 2013, Addendum to Lease Agreement, dated January 12, 2014, Addendum to Lease Agreement, dated January 12, 2014, Addendum to Lease Agreement, dated December 27, 2015 and Addendum to Lease Agreement, dated December 28, 2015, Addendum to the Lease Agreement dated October 17, 2017 and the Addendum dated February 21, 2018
4.8	English Summary of the Lease Agreement, dated March 25, 2010, by and between the Registrant and Benvenisti Engineering Ltd. as amended by Addendum to Lease Agreement, dated November 21, 2011, and Addendum to Lease Agreement, dated September 16, 2014, Addendum to the Lease Agreement dated March 3, 2015 and an Addendum to the Lease Agreement dated August 31, 2017
4.9	OEM Supply Agreement, dated December 3, 2015, among the Registrant and FujiFilm Dimatix, Inc. †(5)
4.10	Sales Representative Agreement, dated April 1, 2014, between the Registrant and Hirsch International Corporation †(3)
4.11	Manufacturing Services Agreement, dated May 2015, by and between the Registrant and Flextronics (Israel) Ltd. †(6)
4.12	English Translation of Hebrew Original of Agreement, dated December 22, 2016 between the Registrant and B.G. (Israel) Technologies Ltd. †(7)
4.13	Master Purchase Agreement, dated January 10, 2017, between the Registrant and Amazon Corporate LLC†(8)
4.14	Transaction Agreement, dated January 10, 2017, between the Registrant and Amazon.com, Inc. (9)
4.15	Warrant to Purchase Ordinary Shares, dated January 10, 2017, issued to Amazon.com NV Investment Holdings LLC(10)
4.16	Lease, dated December 2017, between Kornit Digital North America, Inc. and Bonanno Real Estate Group I, L.P.
8.1	List of subsidiaries of the Registrant
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm.

(1)	Previously filed with the SEC on March 18, 2015 as exhibit to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.

(2)	Previously filed with the SEC on March 10, 2015 as an exhibit to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.

(3)	Previously filed with the SEC on February 25, 2015 as an exhibit to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.

(4)	Previously filed with the SEC on August 10, 2015 as Annex A to Exhibit 99.1 to the Registrant’s report of foreign private issuer on Form 6-K and incorporated by reference herein.

(5)	Previously filed with the SEC on April 14, 2016 as Exhibit 4.9 to Amendment No. 1 to the Registrant’s Annual Report on Form 20-F and incorporated by reference herein.

(6)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F and incorporated by reference herein.

(7)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F and incorporated by reference herein.

(8)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F and incorporated by reference herein.

(9)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F and incorporated by reference herein.

(10)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F and incorporated by reference herein.

†	Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 406 under the Securities Act of 1933 as amended or Rule 24b-2 under the Securities Exchange Act of 1934, as amended, as applicable.

 KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

KORNIT DIGITAL LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kornit Digital Ltd. and subsidiaries (the Company) as of December 31, 2016 and 2017, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2012.

Tel-Aviv, Israel

March 20, 2018

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2016	2017

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$22,789	$18,629
Short-term bank deposits	-	4,500
Marketable securities	16,500	5,537
Trade receivables, net	31,638	23,245
Inventories	24,122	34,855
Other accounts receivable and prepaid expenses	3,735	2,661

Total current assets	98,784	89,427

LONG-TERM ASSETS:
Marketable securities	21,724	68,835
Deposits and prepaid expenses	607	627
Severance pay fund	768	523
Deferred tax asset	439	564
Property and equipment, net	9,247	11,230
Intangible assets, net	3,385	2,076
Goodwill	5,092	5,092

Total long-term assets	41,262	88,947

Total assets	$140,046	$178,374

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2016	2017

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$16,433	$12,439
Employees and payroll accruals	5,918	6,338
Deferred revenues and advances from customers	1,679	1,697
Other payables and accrued expenses	6,103	5,046

Total current liabilities	30,133	25,520

LONG TERM LIABILITIES:
Accrued severance pay	1,269	1,232
Payment obligation related to acquisition	1,070	334
Other long-term liabilities	386	589

Total long-term liabilities	2,725	2,155

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 200,000,000 shares at December 31, 2016 and 2017, respectively; Issued and Outstanding: 30,989,873 shares and 34,124,223 shares at December 31, 2016 and 2017, respectively	78	86
Additional paid in capital	94,966	140,170
Accumulated other comprehensive income (loss)	(82)	301
Retained earnings	12,226	10,142

Total shareholders’ equity	107,188	150,699

Total liabilities and shareholders’ equity	$140,046	$178,374

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2015	2016	2017

Revenues
Products	$79,751	$100,818	$101,953
Services	6,654	7,876	12,135
Total revenues	86,405	108,694	114,088

Cost of revenues
Products	35,632	46,483	46,480
Services	10,188	12,801	13,497
Total cost of revenues	45,820	59,284	59,977

Gross profit	40,585	49,410	54,111

Operating expenses:
Research and development	11,950	17,383	20,834
Selling and marketing	13,367	18,338	21,279
General and administrative	9,500	12,259	13,578
Restructuring	-	-	503

Total operating expenses	34,817	47,980	56,194

Operating income (loss)	5,768	1,430	(2,083)

Finance income (expenses), net	(334)	46	452

Income (loss) before taxes on income	5,434	1,476	(1,631)
Taxes on income	709	648	384

Net income (loss)	$4,725	$828	$(2,015)

Basic net earnings (loss) per share	$0.19	$0.03	$(0.06)

Diluted net earnings (loss) per share	$0.18	$0.03	$(0.06)

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017

Net income (loss)	$4,725	$828	$(2,015)

Other comprehensive income (loss):

Change in unrealized gains(losses) on marketable securities:
Unrealized gains (losses) arising during the period	(227)	133	104
Gains reclassified into net income (loss)	-	(6)	(34)

Net change	(227)	127	70

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains arising during the period	5	97	436
Gains reclassified into net income (loss)	(33)	(66)	(394)

Net change	(28)	31	42

Foreign currency translation adjustment	118	43	271

Total other comprehensive income (loss)	(137)	201	383

Comprehensive income (loss)	$4,588	$1,029	$(1,632)

The accompanying notes are an integral part of the consolidated financial statements

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Preferred A-1 shares		Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Number of shares outstanding	Amount	Additional paid in capital	other comprehensive income (loss)	Retained earnings	Total Shareholders’ equity

Balance at December 31, 2014	1,927,140	32	8,973,224	22	12,770	(146)	6,673	19,351

Conversion of preferred shares	(1,927,140)	(32)	12,628,741	32	-	-	-	-
Issuance of ordinary shares in initial public offering, net of issuance expenses in an amount of $2,415	-	-	8,165,000	21	73,498	-	-	73,519
Exercise of options	-	-	528,984	1	420	-	-	421
Share-based compensation	-	-	-	-	2,383	-	-	2,383
Other comprehensive loss	-	-	-	-	-	(137)		(137)
Net income	-	-	-	-	-	-	4,725	4,725
Balance at December 31, 2015	-	-	30,295,949	76	89,071	(283)	11,398	100,262

Exercise of options	-	-	693,924	2	958	-	-	960
Share-based compensation	-	-	-	-	2,993	-	-	2,993
Tax benefit related to exercise of stock options	-	-	-	-	71	-	-	71
Warrants to customers, net of issuance expenses in the amount of $157	-	-	-	-	1,873	-	-	1,873
Other comprehensive income	-	-	-	-	-	201	-	201
Net income	-	-	-	-	-	-	828	828
Balance at December 31, 2016	-	$-	30,989,873	$78	$94,966	$(82)	$12,226	$107,188
Issuance of ordinary shares in a secondary offering, net of issuance costs in an amount of $981	-	-	2,300,000	6	35,071	-	-	35,077
Exercise of options	-	-	834,350	2	2,758	-	-	2,760
Share-based compensation	-	-	-	-	4,411	-	-	4,411
Cumulative effect of a change in accounting principle related to stock-based compensation	-	-	-	-	69	-	(69)	-
Warrants to customers	-	-	-	-	2,895	-	-	2,895
Other comprehensive income	-	-	-	-	-	383	-	383
Net loss	-	-	-	-	-	-	(2,015)	(2,015)
Balance at December 31, 2017	-	$-	34,124,223	$86	$140,170	$301	$10,142	$150,699

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	December 31,
	2015	2016	2017
Cash flows from operating activities:

Net income (loss)	$4,725	$828	$(2,015)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,782	2,964	4,814
Warrants to customers	-	2,030	2,895
Share based compensation	2,383	2,993	4,411
Tax benefit related to exercise of stock options	-	(71)	-
Amortization of premium on marketable securities	(113)	454	546
Realized gain on sale of marketable securities	-	(6)	(34)
Decrease (increase) in trade receivables	(13,117)	(9,257)	9,081
Decrease (increase) in other receivables and prepaid expenses	(1,648)	(411)	1,100
Increase in inventory	(4,610)	(6,061)	(10,629)
Increase in deferred taxes, net	(57)	(181)	(125)
Increase in other long-term assets	(68)	(217)	(10)
Increase (decrease) in trade payables	7,036	2,819	(3,635)
Increase in employees and payroll accruals	1,435	1,550	360
Increase (decrease) in deferred revenues and advances from customers	(820)	675	(31)
Increase (decrease) in other payables and accrued expenses	223	1,879	(461)
Increase (decrease) in accrued severance pay, net	(2)	180	208
Increase in other long-term liabilities	-	386	203
Loss from sale of property and Equipment	51	9	228
Foreign currency translation gain (loss) on intercompany balances with foreign subsidiaries	590	393	(916)

Net cash provided by (used in) operating activities	(2,210)	956	5,990

Cash flows from investing activities:

Purchase of property and equipment	(1,861)	(5,462)	(5,660)
Proceeds from sale of property and equipment	8	-	6
Cash paid in connection with acquisition	(1,000)	(9,206)	-
Proceeds from (investment in) bank deposits, net	(22,000)	22,000	(4,500)
Proceeds from sale marketable securities	-	2,086	39,353
Proceeds from maturity of marketable securities	1,500	4,500	7,240
Purchase of marketable securities	(35,518)	(11,455)	(83,183)

Net cash provided by (used in) investing activities	(58,871)	2,463	(46,744)

Cash flows from financing activities:

Proceeds from public offering, net of issuance costs	74,180	-	35,077
Exercise of employee stock options	421	958	2,760
Payment of issuance cost related to warrants	-	(90)	-
Tax benefit related to exercise of stock options	-	71	-
Payment of contingent consideration	-	-	(1,400)

Net cash provided by financing activities	74,601	939	36,437

Foreign currency translation adjustments on cash and cash equivalents	(49)	(33)	157

Increase (decrease) in cash and cash equivalents	13,520	4,358	(4,317)
Cash and cash equivalents at the beginning of the period	4,993	18,464	22,789

Cash and cash equivalents at the end of the period	$18,464	$22,789	$18,629

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017
Supplemental disclosure of cash flow information

Cash paid during the year for income taxes	$1,368	$593	$853

Non-cash investing and financing activities:

Property and equipment acquired by credit	$422	$808	$427

Inventory transferred to be used as property and equipment	$692	$1,090	$397
Property and equipment transferred to be used as inventory	$106	$-	$-

Issuance expenses on credit	$-	$362	$-

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Kornit Digital Ltd. (the “Company”) was incorporated in 2002 under the laws of the State of Israel. The Company and its subsidiaries develop, design and market digital printing solutions for the global printed textile industry. The Company’s and its subsidiaries’ solutions are based on their proprietary digital textile printing systems, ink and other consumables, associated software and value-added services.

b.	The Company established wholly-owned subsidiaries in Israel, the United States, Germany, Hong Kong and the United Kingdom. The Company’s subsidiaries are engaged primarily in sales, and marketing, except for the Israeli subsidiary which is engaged primarily in research and development and manufacturing.

c.	On January 31, 2017 the Company closed a follow on and secondary offering where by 8,625,000 ordinary shares were sold in the transaction to the public. The aggregate net proceeds received by the Company from the offering were $35.077, net of underwriting discounts, commissions and offering expenses. Refer to note 10.

d.	On May 15, 2017, the Company made an additional underwritten secondary offering of 4,250,000 ordinary shares by the Company’s major shareholder. The Company did not receive any of the proceeds from the sale of these ordinary shares.

e.	The Company depends on five major suppliers to supply certain components for the production of its products. If one of these suppliers fails to deliver or delays the delivery of the necessary components, the Company will be required to seek alternative sources of supply. A change in these suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company’s results of operations and financial position.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

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

On an ongoing basis, the Company’s management evaluates estimates, including those related to intangible assets and goodwill, tax assets and liabilities, fair values of stock-based awards, inventory write-offs, warranty provision, allowance for bad debt and provision for rebates and returns. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

e.	Short-term bank deposits:

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

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired (“OTTI”), the amount of impairment is recognized in the statement of operations and is limited to the amount related to credit losses, while impairment related to other factors is recognized in accumulated other comprehensive income (loss). The Company did not recognize any impairment with respect to OTTI on its marketable securities in 2015, 2016 and 2017.

g.	Inventories:

Inventories are measured at the lower of cost or net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Inventory write-down is measured as the difference between the cost of the inventory and net realizable value upon assumptions about future demand, and is charged to the cost of sales.

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

Inventory write offs have been provided to cover risks arising from dead and slow-moving items, technological obsolescence and excess inventories according to revenue forecasts.

During the years ended December 31, 2015, 2016 and 2017, the Company recorded inventory write offs in a total amount of $824, $2,211 and $2,988, respectively.

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

The Company operates in one operating segment and this segment comprises the only reporting unit. The Company tests goodwill using the two-step process in accordance with ASC No. 350. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. During the years ended December 31, 2015, 2016 and 2017, no impairment of goodwill has been identified.

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

During the years ended December 31, 2015, 2016 and 2017, no impairment losses were recorded.

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

The Company generates revenues from the sale of systems, inks and consumable products and from services to its products. The Company generates revenues from sale of its products directly to end-users and indirectly through independent distributors, all of whom are considered end-users.

Revenues are recognized in accordance with “Revenue Recognition” (“ASC No. 605”), provided that the collection of the resulting receivable is probable, there is persuasive evidence of an arrangement, no significant obligations remain and the price is fixed or determinable.

Revenues from selling these products are recognized upon delivery, provided that all other revenue recognition criteria are met. In respect of sale of systems with installation and training services, the Company considers these services to be not essential to the functionality of the systems. Therefore, the Company recognizes the revenues of the systems upon their delivery in accordance with the agreed-upon delivery terms once all other revenue recognition criteria have been met and the related services are recognized when provided or completed.

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

Revenues from service are derived mainly from the sale of print heads, spear parts and sale of service contracts. The Company’s print heads and spear parts revenues are recognized upon delivery, provided that all other revenue recognition criteria are met. The service contracts are recognized ratably, on a straight-line basis, over the period of the service.

Revenues from ink and other consumable products when sold separately are generally recognized upon shipment assuming all other revenue recognition criteria have been met.

Although, in general, the Company does not grant rights of return, there are certain instances where such rights are granted. The Company maintains a provision for returns in accordance with ASC No 605, which is estimated, based primarily on historical experience as well as management judgment, and is recorded as reduction of revenue. Such provision amounted to $346 and $580 as of December 31, 2016 and 2017, respectively.

The Company periodically provides customer incentive programs including product discounts, volume-based rebates and warrants, which are accounted for as reductions to revenue in the period in which the revenue is recognized. These reductions to revenue are made based upon reasonable and reliable estimates that are determined by historical experience and the specific terms and conditions of the incentive.

Deferred revenue includes amounts received from customers for which revenue has not yet been recognized.

In cases where the Company’s customers trade-in old systems as part of sales of new systems, the fair value of the old systems is recorded as inventory, provided that such value can be determined.

m.	Shipping and Handling:

Shipping and handling fees charged to the Company’s customers are recognized as revenue in the period shipped and the related costs for providing these services are recorded as a cost of revenues. Revenues from shipping in the years ended December 31, 2015, 2016 and 2017 were $719, $768 and $1,355, respectively.

n.	Cost of revenues:

Cost of revenues is comprised mainly of cost of systems and ink production, employees’ salaries and related costs, allocated overhead expenses, import taxes and royalties and Shipping and handling fees.

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

The followings are the changes in the liability for product warranty from January 1, 2016 to December 31, 2017:

Balance at January 1, 2016	$940
Provision for warranties issued during the year	2,984
Reduction for payments and costs to satisfy claims	(1,905)

Balance at December 31, 2016	2,019

Provision for warranties issued during the year	2,807
Reduction for payments and costs to satisfy claims	(3,049)

Balance at December 31, 2017	$1,777

p.	Research and development expenses:

Research and development expenses are charged to the statement of income, as incurred.

q.	Restructuring:

Restructuring consists of costs primarily related to early retirement or retention agreements with the employees of our Wisconsin facility in connection with the transition of our U.S headquarter to East Coast in the United States. Restructuring expenses in the year ended December 31, 2017 in the amount of $503. Please refer to note 8.

r.	Accounting for share-based compensation:

The Company accounts for share based compensation in accordance with, “Compensation - Stock Compensation” (“ASC No. 718”) that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the award is recognized as an expense over the requisite service periods in the Company’s consolidated statement of income.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock options awards with the following assumptions for the years ended December 31, 2015, 2016 and 2017:

	Year ended December 31,
	2015	2016	2017

Suboptimal exercise multiple	2.0-2.5	1.0-1.5	1.0-1.5
Risk free interest rate	0.2%-2.2%	0.3%-2.2%	2.2%-2.3%
Volatility	50%-55%	54%-56%	51%-53%
Dividend yield	0%	0%	0%

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

The fair value of each restricted stock unit (“RSU”) is the market value as determined by the closing price of the common share prior to the day of grant.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on service conditions, using the straight-line method, over the requisite service period of each of the awards. The Company recognizes forfeitures of awards as they occur.

On January 1, 2017, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2016-09 (Topic 718) Compensation—Stock Compensation: Improvements to Employee Stock-Based Payment Accounting, which simplifies several aspects of the accounting for stock-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, forfeiture, statutory tax withholding requirements, and classification on the statement of cash flows.

The impact of the adoption on the Company’s Consolidated Financial Statements was as follows:

1.	Forfeitures: The Company elected to account for forfeitures as they occur using a modified retrospective transition method, rather than estimating forfeitures, resulting in a cumulative-effect of $69, which decreased the January 1, 2017 opening retained earnings balance on the Consolidated Balance Sheets.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Historically, excess tax benefits or deficiencies from the Company’s equity awards were recorded as additional paid-in capital in its consolidated balance sheets. As a result of adoption, starting January 1, 2017 the Company prospectively recorded any excess tax benefits or deficiencies from its equity awards as part of its provision for income taxes in its consolidated statements of operations in the reporting periods in which equity vesting occurs.

3.	Cash flow presentation of excess tax benefits: The Company is required to classify excess tax benefits along with other income tax cash flows as an operating activity either prospectively or retrospectively. The Company elected to apply the change in presentation to the statements of cash flows prospectively from January 1, 2017. Prior periods have not been adjusted.

s.	Derivatives and hedging:

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

Starting 2015, the Company entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekels (“NIS”). As of December 31, 2016 and 2017, the fair value of the Company’s outstanding forward and option contracts amounted to $3 and $45 which is included within other payables and accrued expenses, respectively on the balance sheets.

The Company measured the fair value of these contracts in accordance with ASC No. 820, “Fair Value Measurements and Disclosures” (“ASC No. 820”), and they were classified as level 2 of the fair value hierarchy.

As of December 31, 2016 and December 31, 2017, the Company had outstanding hedging contracts in the notional amount of $8,636 and $3,651, respectively.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Advertising:

Advertising costs are charged to operations as incurred and were $283, $526 and $612 for the years ended December 31, 2015, 2016 and 2017, respectively.

u.	Income taxes:

The Company accounts for income taxes and uncertain tax positions in accordance with ASC No. 740, “Income Taxes” (“ASC No. 740”). ASC No. 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized. Deferred tax assets and liabilities are classified to non-current assets and liabilities, respectively.

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

v.	Concentrations of credit risks:

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

Historically, the Company has not recorded allowance for doubtful accounts, however certain immaterial bad debt expenses amounted to $21, $216 and $97 was recorded for the years ended December 31, 2015, 2016 and 2017 respectively.

w.	Severance pay:

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

With regards to employees in Israel that are not subject to Section 14, the Company’s liability for severance pay is calculated pursuant to the Severance Pay Law, based on the most recent salary of the relevant employees multiplied by the number of years of employment as of the balance sheet date. These employees are entitled to one-month salary for each year of employment or a portion thereof. The Company’s liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and an accrual. The value of these deposits is recorded as an asset with other assets on the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Severance Pay Law or labor agreements.

Severance pay expenses for the years ended December 31, 2015, 2016 and 2017 were $1,354, $1,590 and $2,088 respectively.

x.	Fair value of financial instruments:

The Company applies ASC No. 820 Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In determining fair value, the Company uses various valuation approaches. ASC No. 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

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

The carrying amount of cash, cash equivalents, short term bank deposits, trade receivables, other accounts receivable, trade payables and other accounts payable and accrued expenses approximates their fair value due to the short-term maturities of such instruments.

The Company measures its marketable securities and foreign currency derivative instruments at fair value. Marketable securities and foreign currency derivative instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The contingent payment related to the SPSI acquisition is classified within Level 3 as it is based on significant inputs not observable in the market.

y.	Comprehensive income:

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

For the year ended December 31, 2017, all outstanding options and RSU’s have been excluded from the calculation of the diluted earnings per share since their effect was anti-dilutive. The total number of shares related to the outstanding options and RSU’s excluded from the calculation of diluted net earnings per share due to their anti-dilutive effect was 762,152 and 1,498,503 for the years ended December 31, 2015 and 2016, respectively.

aa.	Impact of recently issued accounting standard:

1.	In May 2014, and in following related amendments, the FASB issued a new comprehensive revenue recognition guidance on revenue from contracts with customers (hereinafter “the Standard”) that will supersede the current revenue recognition guidance. The Standard provides a unified model (five-step analysis of transactions) to determine when and how revenue is recognized. The core principle of the Standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Under the new standard, a good or service is transferred to the customer when (or as) the customer obtains control of the good or service, which differs from the risk and rewards approach under current guidance. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The Standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. This Standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized in retained earnings as of the date of adoption.

The Company will adopt the Standard using the modified retrospective approach in the first quarter of fiscal 2018. The Company has completed its evaluation of the Standard and does not expect a material change in its pattern of revenue recognition.

2.	In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The Company is evaluating the potential impact of this pronouncement.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13) “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Company is evaluating the potential impact of this pronouncement.

4.	In October 2016, the FASB issued Accounting Standards Update No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers Other than Inventory (ASU 2016-16), which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. This ASU will be effective for annual and interim reporting periods beginning after December 15, 2017 and is to be applied on a modified retrospective basis. The adoption of this standard will not have a material impact on the Consolidated Financial Statements.

5.	In January 2017, the FASB issued Accounting Standards Update No. 2017-04 (ASU 2017-04) “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019; early adoption is permitted. The Company does not expect that this new guidance will have a material impact on the Company’s Consolidated Financial Statements.

6.	In January 2017, the FASB issued Accounting Standards Update No. 2017-01 (ASU 2017-01) “Business Combinations (Topic 805): Clarifying the Definition of a Business.” ASU 2017-01 provides guidance to evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. If substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single asset or a group of similar assets, the assets acquired (or disposed of) are not considered a business. The guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those periods. The Company expects no material impact on its consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

7.	In August 2017, the FASB issued ASU No. 2017-12 (Topic 815) Derivatives and Hedging — Targeted Improvements to Accounting for Hedging Activities, which expands an entity’s ability to hedge financial and nonfinancial risk components and amends how companies assess effectiveness as well as changes the presentation and disclosure requirements. The new standard is to be applied on a modified retrospective basis and is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of adoption on the Consolidated Financial Statements.

NOTE 3:-	ACQUISITION

On July 1, 2016 (the “Closing Date”), the Company, through its wholly owned subsidiary Kornit Digital North America Inc., acquired the digital direct to garment printing assets of SPSI Inc., a North American distributor and service provider for graphic arts, printing and garment decoration solutions. Under the related acquisition agreement, the total consideration of $11,443 is composed as follows:

$9,206 in cash paid on the Closing Date, of which $741 was held in escrow for twelve to eighteen months following the Closing Date.

Milestone-based contingent payments in a total of up to $2,700 payable in 2016, 2017 and 2018. The milestone-based contingent payments are subject to the acquired business territory meeting revenues targets in 2016, 2017 and 2018 as described at the asset purchase agreement. These milestone-based contingent payments were measured at fair value at the Closing Date and recorded as a liability on the balance sheet in the amount of $2,237 ($2,470 and $1,234 as of December 31, 2016 and 2017, respectively).

In addition, the Company incurred acquisition-related costs in a total amount of $493, which are included in general and administrative expenses. Acquisition-related costs include legal, accounting, consulting fees and other external costs directly related to the acquisition.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS

The following is a summary of marketable securities:

	December 31, 2017
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Matures within one year:
Corporate debentures	$5,190	$41	$-	$5,231
Government debentures	295	11	-	306
	5,485	52	-	5,537

Matures after one year through three years:
Corporate debentures	56,514	-	(65)	56,449
Government debentures	12,403	-	(17)	12,386
	68,917	-	(82)	68,835

Total	$74,402	$52	$(82)	$74,372

	December 31, 2016
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Matures within one year:
Corporate debentures	$16,526	$2	$(28)	$16,500

Matures after one year through three years:
Corporate debentures	21,798	5	(79)	21,724

Total	$38,324	$7	$(107)	$38,224

All investments with an unrealized loss as of December 31, 2017 are with continuous unrealized losses for less than 12 months.

The below table sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2017 and December 31, 2016 by level within the fair value hierarchy.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$74,372	$-	$74,372
Foreign currency derivative contracts	-	45	-	45

Total financial assets	$-	$74,417	$-	$74,417

Liabilities:
Payment obligation related to acquisition	$-	$-	$334	$334

Total liabilities	$-	$-	$334	$334

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$38,224	$-	$38,224
Foreign currency derivative contracts	-	3	-	3

Total financial assets	$-	$38,227	$-	$38,227

Liabilities:
Payment obligation related to acquisition	$-	$-	$1,070	$1,070

Total liabilities	$-	$-	$1,070	$1,070

The following table set forth the change of fair value measurements that are categorized within Level 3:

Total fair value as of January 1, 2017	$1,070
Settlement of payment obligation *)	(900)
Accretion of payment obligation	164

Total fair value as of December 31, 2017	$334

*)	$900 is included within other payables and accrued expenses on the balance sheet as the set milestone was met as of December 31, 2017.

The fair value of the payment obligation related to acquisition was estimated based on several factors of which the most significant is the Company’s revenue projections. The Company used a Monte Carlo Simulation of the triangular model with a discount rate of 15%. Payment obligations related to acquisition are revalued to current fair value at each reporting date. Any change in the fair value as a result of time passage is recognized in the financial expenses; any other changes in significant inputs such as the discount rate, the discount period or other factors used in the calculation, is recognized in operating expenses in the consolidated results of operations in the period the estimated fair value changes. Payment obligation related to acquisition will continue to be accounted for and measured at fair value until the contingencies are settled during fiscal year 2018. Accretion of the payment obligation related to acquisition is included in financial expenses, net.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVENTORIES

	December 31,
	2016	2017

Raw materials and components	$12,322	$15,756
Finished products (*)	11,800	19,099

	$24,122	$34,855

(*)	Including amounts of $705 and $34 for the years ended December 31, 2016 and 2017, respectively, with respect to inventory delivered to customers for which revenue was not yet recognized.

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2017
Cost:

Computer and peripheral equipment	$1,935	$2,616
Office furniture and equipment	1,332	1,497
Machinery and equipment	8,962	11,098
Leasehold improvements	4,978	7,022

	17,207	22,233

Accumulated depreciation	(7,960)	(11,003)

Property and equipment, net	$9,247	$11,230

Depreciation expenses for the years ended December 31, 2015, 2016 and 2017 were $1,560, $2,447 and $3,505 respectively.

During the years ended December 31, 2015, 2016 and 2017, the Company recorded a reduction of $166, $297 and $298, respectively to the cost and accumulated depreciation of fully depreciated equipment no longer used.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INTANGIBLE ASSETS, NET

a.	Intangible assets are comprised of the following:

	Weighted average amortization period	December 31,
	Years	2016	2017

Original amount:
Acquired technology	8.14	$1,566	$1,566
Customer relationships	5	2,614	2,614
Non-competition agreement	4	265	265

		$4,445	$4,445
Accumulated amortization:
Acquired technology		766	866
Customer relationships		261	1,404
Non-competition agreement		33	99

		1,060	2,369

Intangible assets, net		$3,385	$2,076

Amortization expenses for the years ended December 31, 2015, 2016 and 2017 were $222, $519 and $1,309, respectively.

b.	Future amortization expenses for the years ending:

December 31,

2018	$1,065
2019	432
2020	136
2021	143
2022 and Thereafter	300

$2,076

NOTE 8:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2016	2017

Government authorities	$993	$867
Warranty provision short term	1,741	1,680
Professional services	693	470
Payment obligation related to acquisition	1,400	900
Restructuring	-	503
Accrued expenses	1,276	626

	$6,103	$5,046

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases facilities and vehicles under operating leases that expire on various dates through 2025. Aggregate minimum lease and rental payments under non-cancelable operating leases as of December 31, 2017, are (in the aggregate) and for each succeeding fiscal year below:

December 31,

2018	$2,504
2019	2,494
2020	2,465
2021	2,195
2022 and thereafter	6,982

$16,640

Total rent expenses for the years ended December 31, 2015, 2016 and 2017 were $1,443, $1,664 and $2,963, respectively.

b.	Charges:

As of December 31, 2017, the Company has two lines of credit with Israeli banks for total borrowings of up to $3 million, all of which was undrawn as of December 31, 2017. These lines of credit are unsecured and available subject to the Company’s maintenance of a 30% ratio of total tangible shareholders’ equity to total tangible assets and that the total credit use will be less than 70% of the Company and its subsidiaries’ receivables. Interest rates across these credit lines varied from 0.2% to 2.3% as of December 31, 2017.

As of December 31, 2017, The Company is in compliance with the financial covenants.

c.	Purchase commitments:

As of December 31, 2017, the Company has $16,475 of purchase commitments for goods and services from vendors.

d.	Litigation:

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

Royalties expenses for the years ended December 31, 2015, 2016 and 2017 were $625.

f.	Guarantees:

As of December 31, 2017, the Company provided two bank guarantees of $398 in the aggregate for its rented facilities.

NOTE 10:-	SHAREHOLDERS’ EQUITY

a.	Company’s shares:

1.	Ordinary shares:

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

2.	Initial Public Offering:

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

3.	On January 31, 2017 the Company closed a follow on and secondary offering where by 8,625,000 ordinary shares were sold in the transaction to the public of which 2,300,000 were issued by the Company and 6,325,000 were sold by the selling shareholders (inclusive of 1,125,000 ordinary shares pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by the Company from the offering were $35,077, net of underwriting discounts, commissions and offering expenses.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

b.	Share option and RSU’s plans:

A summary of the Company’s share option activity and related information is as follows:

	Number of shares upon exercise	Weighted average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	2,733,166	$7.01	$7.78	$16,054
Granted	663,983	17.13	9.26	167
Exercised	(834,350)	3.46	5.27
Forfeited	(202,152)	11.18	8.10

Outstanding at end of year	2,360,647	$10.76	$8.05	$13,588

Exercisable at end of year	887,913	$7.45	$7.04	$7,726

As of December 31, 2017, $11,177 in unrecognized compensation cost related to share options is expected to be recognized over a weighted average vesting period of 3 years.

The weighted average fair value of options granted during the years ended December 31, 2015, 2016 and 2017 were $7.11, $5.64 and $9.24 per share, respectively. The weighted average fair value of options vested during the year ended December 31, 2017 was $5.53. The total intrinsic value of options exercised during the years ended December 31, 2015, 2016 and 2017 were $5,281, $7,822 and $10,588, respectively.

c.	The options outstanding as of December 31, 2017, have been classified by exercise price, as follows:

	Options outstanding at December 31, 2017			Options exercisable at December 31, 2017
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

0.36-0.92	41,734	0.73	0.97	41,734	0.73	0.97
1.14-1.60	21,299	1.60	6.01	21,299	1.6	6.01
2.07-2.17	473,688	2.14	6.48	319,266	2.15	6.46
9.38-9.49	145,000	9.47	8.68	46,875	9.47	8.42
9.97-10.10	616,783	10.04	8.15	238,193	10.03	7.95
11.49-11.90	66,000	11.86	8.80	17,625	11.84	8.76
12.97-15.29	479,811	14.19	8.17	202,921	13.91	7.73
15.80-21.15	516,332	17.74	9.64	-	-	-

	2,360,647			887,913

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s RSUs activity is as follows:

Year ended December 31,
2017

Outstanding at beginning of year	-
Granted	94,570
Vested	-
Forfeited	(5,811)
Outstanding as of December 31,	88,759

The weighted average fair values at grant date of RSUs granted for the year ended December 31, 2017 was $ 17.77.

d.	The Company’s Board of Directors approved Equity Incentive Plans pursuant to which the Company is authorized to issue to employees, directors and officers of the Company and its subsidiaries (the “optionees”) options to purchase ordinary shares of NIS 0.01 par value each, at an exercise price equal to at least the fair market value of the ordinary shares at the date of grant. Under the plans, options granted before 2014 generally vest in portions as follows: 50% of total options are exercisable two years after the date determined for each optionee, a further 25% three years after the date determined for each optionee and a 25% four years after the date determined for each optionee. Starting 2014, 25% of total options are exercisable one year after the date determined for each optionee and a further 6.25% at the end of each subsequent three-month period for 3 years. Under the Equity Incentive Plans and starting 2017, the Company grants Restricted Stock Units (“RSUs”). The RSU’s generally vest over a period of four years of employment. Options and RSU that have vested are exercisable for up to 10 years from the grant date of the options or RSU to each employee. Options and RSUs that are cancelled or forfeited before expiration become available for future grants.

During 2017, the Board of Directors approved an increase in the ordinary shares reserved for issuance to 4,324,412 ordinary shares. As of December 31, 2017, an aggregate of 1,875,006 ordinary shares were available for future grants.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

e.	The following table sets forth the total share based compensation expense included in the consolidated statements of operations for the years ended December 31, 2015, 2016 and 2017:

	Year ended December 31,
	2015	2016	2017

Cost of products	$219	$311	$419
Cost of services	87	171	210
Research and development	281	217	775
Sales and marketing	537	654	920
General and administrative	1,259	1,640	2,087

Total share-based compensation expense	$2,383	$2,993	$4,411

f.	On January 10, 2017, the Company signed a master purchase agreement with Amazon Inc. under which 2,932,176 warrants to purchase ordinary shares of the Company in exercise price of $13.03 were issued to Amazon as a customer incentive. The warrants are subject to vesting as a function of payments for purchased products and services of up to $150 million over a five years period beginning on May 1, 2016, with the shares vesting incrementally each time Amazon makes a payment totaling $5 million to the Company.

The Company utilizes a Monte Carlo simulation approach to estimate the fair value of the warrants, which requires inputs such as common ordinary share, the warrant strike price, estimated ordinary share price volatility and risk-free interest rate, among others. The Company recognized a reduction to revenues of $2,030 and $2,895 during the years ended December 31, 2016 and 2017 respectively.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (losses) per share:

	Year ended December 31,
	2015	2016	2017
Numerator for basic and diluted net earnings (losses) per share:

Net income (loss)	$4,725	$828	$(2,015)

Weighted average shares outstanding, net of treasury stock:

Denominator for basic net earnings (losses) per share	24,633,369	30,562,255	33,574,147
Effect of dilutive securities:
Employee share options	1,825,215	1,170,277	-

Denominator for diluted net earnings (losses) per share	26,458,584	31,732,532	33,574,147

Basic net earnings (losses) per share	$0.19	$0.03	$(0.06)

Diluted net earnings (losses) per share	$0.18	$0.03	$(0.06)

NOTE 12:-	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss):

	Unrealized Gains (losses) on marketable securities	Unrealized Gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Year ended December 31, 2017:
Beginning balance	$(100)	$3	$15	$(82)
Other comprehensive income before reclassifications	104	436	271	811
Amounts reclassified from accumulated other comprehensive income (loss)	(34)	(394)	-	(428)

Net current period other comprehensive income	70	42	271	383

Ending Balance	$(30)	$45	$286	$301

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (Cont.)

	Unrealized Gains (losses) on marketable securities	Unrealized Gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Year ended December 31, 2016:
Beginning balance	$(227)	$(28)	$(28)	$(283)
Other comprehensive income before reclassifications	133	97	43	273
Amounts reclassified from accumulated other comprehensive income (loss)	(6)	(66)	-	(72)

Net current period other comprehensive income	127	31	43	201

Ending Balance	$(100)	$3	$15	$(82)

NOTE 13:-	TAXES ON INCOME

a.	Tax rates:

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2015: 26.5%, 2016: 25% and 2017: 24%

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

The entitlement to the above benefits is conditional upon the Company and its subsidiary fulfilling the conditions stipulated by the Law and regulations published. In the event of failure to comply with these conditions, the benefits may be partially or fully canceled and the Company or its subsidiary may be required to refund the amount of the benefits, in whole or in part, plus a consumer price index linkage adjustment and including interest.

Income from sources other than the “Beneficiary Enterprise” are subject to the tax at the regular rate.

In the event of distribution of dividends from the above mentioned tax-exempt income, the amount distributed will be subject to the same reduced corporate tax rate that would have been applied to the Beneficiary Enterprise’s income.

In addition, tax-exempt income attributed to the Beneficiary Enterprise will subject the Company to taxes upon distribution in any manner including complete liquidation.

The Company does not intend to distribute any amounts of its undistributed tax-exempt income as dividend. The Company and its board of directors intend to reinvest its tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Beneficiary Enterprise programs as the undistributed tax-exempt income is essentially permanent by reinvestment.

As of December 31, 2017, tax-exempt income of $74,896 is attributable to the Company’s and its subsidiary’s various Beneficiary Enterprise programs. If such tax-exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and $18,724 would be incurred as of December 31, 2017.

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

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Law) effective as of January 1, 2011 and thereafter. A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership that: (a) was registered under the Partnerships Ordinance; (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities, which, among other things, has Preferred Enterprise status and are controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate flat tax rate of 16% with respect to its preferred income, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 9%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2017 was $4,900. If these undistributed earnings are distributed, they would be taxed at the corporate tax rate applicable to such income, and $491 would be incurred as of December 31, 2017.

d.	Tax Reform in the U.S:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018.

At December 31, 2017, the Company has made reasonable estimates of the effects on the existing deferred tax balances for which provisional amounts have been recorded. The Company re-measured certain of its U.S. deferred tax assets and liabilities, based on the rates at which they are expected to reverse in the future. The estimated tax expense recorded related to the re-measurement of the deferred tax balance was $355.

The aforesaid provisional amounts are based on the Company’s initial analysis of the Act as of December 31, 2017. Given the significant complexity of the Act, anticipated guidance from the U.S. Treasury about implementing the Act, the potential for additional guidance from the Securities and Exchange Commission or the Financial Accounting Standards Board related to the Act, as well as additional analysis and revisions to be conducted by the Company, these estimates may be adjusted during 2018.

e.	Final tax assessments:

The Company and its Israeli subsidiary received final tax assessments through 2012. The U.S subsidiary received final tax assessment through 2011 and the German and the Hong Kong Subsidiaries have not received a final tax assessment since inception.

f.	Carryforward losses for tax purposes:

Carryforward operating tax losses of the Company and the Company’s Israeli subsidiary total approximately $50,763 as of December 31, 2017 and may be used indefinitely.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

g.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s and its subsidiaries’ deferred tax liabilities and assets are as follows:

	December 31,
	2016	2017

Carryforward tax losses	$2,015	$3,764
Other temporary differences	2,131	2,307

Deferred tax assets	4,146	6,071

Deferred tax liability due to property and equipment	(102)	(4)

Valuation allowance	(3,605)	(5,503)

Deferred tax assets, net	$439	$564

The net change in the valuation allowance primarily reflects an increase in deferred tax assets on net operating and other temporary differences for which full valuation allowance is recorded.

h.	Income (loss) before income taxes is comprised as follows:

	Year ended December 31,
	2015	2016	2017

Domestic	$3,204	$(507)	$(3,328)
Foreign	2,230	1,983	1,697

Income (loss) before income taxes	$5,434	$1,476	$(1,631)

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

i.	Taxes on income are comprised as follows:

	Year ended December 31,
	2015	2016	2017

Current taxes	$766	$829	$509
Deferred taxes	(57)	(181)	(125)

	$709	$648	$384

Domestic	$(113)	$(70)	$(594)
Foreign	822	718	978

	$709	$648	$384

	Year ended December 31,
	2015	2016	2017
Domestic taxes:

Current taxes	$(113)	$(70)	$(594)

Foreign taxes:

Current taxes	879	899	1,103
Deferred taxes	(57)	(181)	(125)

	822	718	978

Taxes on income	$709	$648	$384

j.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	December 31,
	2016	2017

Beginning of year	$1,074	$1,004
Lapses of statutes of limitation	(70)	(594)
Cumulative translation adjustments and other	-	206

Balance at December 31	$1,004	$616

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

As of December 31, 2017, the entire amount of the unrecognized tax benefits could affect the Company’s income tax provision and the effective tax rate.

During the years ended December 31, 2015, 2016 and 2017, an amount of $26, $0 and $54, respectively, was added to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years’ uncertain tax positions. As of December 31, 2016 and 2017, the Company had accrued interest related to uncertain tax positions in the amounts of $96 and $60, which is included within income tax accrual on the balance sheets.

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

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

k.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2015	2016	2017

Income (loss) before taxes, as reported in the consolidated statements of income	$5,434	$1,476	$(1,631)

Theoretical tax expense (benefit) at the Israeli statutory tax rate	1,440	369	(392)
Tax adjustment in respect of different tax rate of foreign subsidiaries	101	114	111
Non-deductible expenses and other permanent differences	184	140	143
Deferred taxes on losses and other temporary differences for which valuation allowance was provided, net	546	318	1,899
Stock based compensation	606	716	996
Change in tax rate	-	240	(27)
Beneficiary enterprise benefits (*)	(1,685)	(1,190)	(1,760)
Foreign exchange differences (**)	(375)	-	-
Decrease in other uncertain tax positions	(113)	(70)	(594)
Other	5	11	8

Actual tax expense	$709	$648	$384

(*) Basic earnings per share amounts of the benefit resulting from the “Beneficiary Enterprise” status	0.19	0.04	(0.05)

Diluted earnings per share amounts of the benefit resulting from the “Beneficiary Enterprise” status	0.17	0.04	(0.05)

(**)	Until 2016 results for tax purposes were measured under, Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985, in terms of earnings in NIS. As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual changes in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with ASC 740-10-25-3(F), the Company has not provided deferred income taxes in respect of the difference between the functional currency and the tax bases of assets and liabilities. Starting 2016 the results of the Israeli companies for tax purposes are measured in U.S dollars.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	GEOGRAPHIC INFORMATION

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

The following table presents total revenues for the years ended December 31, 2015, 2016 and 2017 and long-lived assets as of December 31, 2016 and 2017:

	Year ended December 31,
	2015	2016	2017
Revenues from sales to customers located in:

U.S	$45,528	$63,656	$60,541
EMEA	21,600	24,720	32,015
Asia Pacific	16,042	11,963	16,092
Other	3,235	8,355	5,440

	$86,405	$108,694	$114,088

	December 31,
	2016	2017
Long-lived assets, by geographic region:

U.S	$268	$232
Israel	8,385	10,342
EMEA	341	378
Asia Pacific	253	278

	$9,247	$11,230

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	GEOGRAPHIC INFORMATION (Cont.)

Major customers’ data as a percentage of total revenues:

The following table sets forth the customers that represented 10% or more of the Company’s total revenues in each of the periods set forth below:

	Year ended December 31,
	2015	2016	2017

Customer A	18%	21%	18%
Customer B	15%	( *-	( *-
Customer C	( *-	16%	13%

*)	Less than 10%

NOTE 15:-	SELECTED STATEMENTS OF INCOME DATA

Financial income (expenses), net:

	Year ended December 31,
	2015	2016	2017
Financial income:

Interest on bank deposits and other	$156	$203	$69
Foreign currency translation differences	18	196	-
Interest on marketable securities	260	1,052	1,930

	434	1,451	1,999
Financial expenses:

Bank charges	(160)	(277)	(244)
Foreign currency translation differences	(495)	(674)	(757)
Amortization of premium and accretion of discount on marketable securities	(113)	(454)	(546)

	(768)	(1,405)	(1,547)

Total financial expense (income):	$(334)	$46	$452

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company’s policy is to enter into transactions with related parties on terms that, on the whole, are no less favorable, than those available from unaffiliated third parties. Based on the Company’s experience in the business sectors in which it operates and the terms of its transactions with unaffiliated third parties, the Company believes that all of the transactions described below met this policy at the time they occurred.

1.	Fortissimo Capital Fund II (GP), L.P (“Fortissimo”)

Fortissimo is s major shareholder of the Company as of December 31, 2017. Pursuant to a management fee agreement between the Company and Fortissimo, the Company was required to pay Fortissimo an annual fee of $120 plus an amount equal to 5% of the Company’s net income, as defined in the management services agreement, up to a maximum of $250 per year. During the year ended December 31, 2015 the Company recorded an expense of $30, in respect of payments to Fortissimo.

In March 2015, the Company and Fortissimo agreed to terminate the management service agreement upon the consummation of the IPO. Under the agreement the Company agreed to pay Fortissimo a one-time payment of $750.

2.	Acord Insurance Agency Ltd. (“Acord”)

Acord is an insurance company which is owned, in part, by the Chairman of the Board. Starting December 1st, 2017, the Company entered a one-year business and professional insurance contract with Acord. The total annual premium under the contract is $248. During the year ended December 31, 2017 the Company recorded an expense of $21, in respect of payments to Acord.

3.	Priority Software Ltd. (“Priority”)

Priority is the Company’s ERP solution provider, which is owned by Fortissimo. In October 2017, the Company amended its contract with Priority, increasing it from 55 general licenses to 250 named licenses including web. The total cost of the licenses was $58. In addition, the Company will pay a yearly maintenance fees of $32. During the year ended December 31, 2017, the Company recorded an expense of $15, in respect of payments to Priority.

- - - - - - - - - - - - - - - - - - - -

