Form 20-F
period 2018-12-31
Kornit Digital Ltd.
filed 2019-03-26
CIK 1625791

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2018, the registrant had outstanding:

35,065,200 ordinary shares, par value NIS 0.01 per share

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

☒ Yes      ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

i

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

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we expect, project, believe, anticipate, intend or project will or may occur in the future. The statements that we make regarding the following matters are forward-looking by their nature:

●	our expectations regarding the expansion of our servable addressable market;

●	our expectations regarding our future gross margins and operating expenses;

●	our expectations regarding our growth and overall profitability;

●	our expectations regarding the impacts of variability on our future revenues;

●	our expectations regarding drivers of our future growth, including anticipated sales growth, penetration of new markets, and expansion of our customer base;

●	our plans to continue our expansion into new product markets;

●	our plans to continue to invest in research and development to introduce new systems and improved solutions;

●	our plans regarding our distribution strategy for our products;

●	our plans related to the development of our new, modern manufacturing facility in Kiryat Gat, Israel;

●	our expectations regarding the success of our new products and systems;

●	the impact of government laws and regulations;

●	our expectations regarding our anticipated cash requirements for the next 12 months;

●	our plans to expand our international operations;

●	our plans to file and procure additional patents relating to our intellectual property rights and the adequate protection of these rights;

●	our plans to pursue strategic acquisitions or invest in complementary companies, products or technologies; and

●	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

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

The selected consolidated statements of income data for the years ended December 31, 2016, 2017 and 2018 and selected consolidated balance sheet data as of December 31, 2017 and 2018 are derived from our audited consolidated financial statements appearing in ITEM 18. Financial Statements. The selected consolidated statements of income data for the years ended December 31, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016 has been derived from our audited consolidated financial statements not appearing in this annual report. The historical results set forth below are not necessarily indicative of the results to be expected in future periods. Our financial statements have been prepared in accordance with GAAP.

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(in thousands, except share and per share data)
Consolidated Statements of Income:
Revenues	$66,364	$86,405	$108,694	$114,088	$142,373
Cost of revenues(1)	37,187	45,820	59,284	59,977	72,504
Gross profit	29,177	40,585	49,410	54,111	69,869
Operating expenses:
Research and development(1)	9,475	11,950	17,383	20,834	21,912
Sales and marketing(1)	10,616	13,367	18,338	21,279	25,596
General and administrative(1)	5,266	9,500	12,259	13,578	16,436
Restructuring expenses	-	-	-	503	321
Total operating expenses	25,357	34,817	47,980	56,194	64,265
Operating income (loss)	3,820	5,768	1,430	(2,083)	5,604
Finance income (expenses), net	(15)	(334)	46	452	1,433
Income (loss) before taxes on income (tax benefit)	3,805	5,434	1,476	(1,631)	7,037
Taxes on income (tax benefit)	782	709	648	384	(5,392)
Net income (loss)	3,023	$4,725	$828	$(2,015)	$12,429
Net earnings (loss) per ordinary share(2)
Basic	$0.34	$0.19	$0.03	$(0.06)	$0.36
Diluted	$0.29	$0.18	$0.03	$(0.06)	$0.35
Weighted average number of ordinary shares used in computing income per ordinary share(2)
Basic	8,969,588	24,633,369	30,562,255	33,574,147	34,521,352
Diluted	10,446,329	26,458,584	31,732,532	33,574,147	35,363,704

	As of December 31,
	2014	2015	2016	2017	2018
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$4,993	$18,464	$22,789	$18,629	$74,132
Working capital(3)	14,863	65,455	68,651	63,907	107,584
Total assets	34,714	123,352	140,046	178,374	214,823
Total long term liabilities	2,025	1,839	2,725	2,155	2,515
Total shareholders’ equity	19,351	100,262	107,188	150,699	179,136

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(in thousands)
Share-based compensation expense:
Cost of revenues	$96	$306	$482	$629	$892
Research and development	86	281	217	775	1,022
Sales and marketing	207	537	654	920	1,240
General and administrative	508	1,259	1,640	2,087	2,392
Total share-based compensation expense	$897	$2,383	$2,993	$4,411	$5,546

(2)	Basic and diluted net earnings per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period. For additional information, see notes 2z and 11 to our consolidated financial statements included in ITEM 18. Financial Statements.

(3)	Working capital is defined as total current assets minus total current liabilities. In November 2015, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (ASU 2015-17), which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. We early adopted this standard in 2015 retrospectively and reclassified all of our current deferred tax assets to noncurrent deferred tax assets which has resulted in a change to previously published working capital amounts for the year ended December 31, 2014.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our results of operations will be adversely impacted by our failure to timely introduce new products, or to achieve market acceptance or gain adequate market share for new or existing products.

Our ability to develop innovative new systems and products is important to our business strategy and competitive position. Difficulties or delays in research, development, production or commercialization of new systems and products could adversely impact our sales and competitive position. We cannot ensure that the significant investments that we have made in distribution, sales and customer service teams to launch the new systems will enable us to successfully market, sell and distribute the systems as planned. Market acceptance of the new systems will depend on, among other things, the systems demonstrating a real advantage over existing printers, the success of our sales and marketing teams in creating awareness of the systems, the sales price and the return on investment of the systems relative to alternative printers, customer recognition of the value of our technology, the effectiveness of our marketing campaigns, and the general willingness of potential customers to try new technologies. If we fail to develop and launch new systems and products, experience cost overruns in connection with such development, or the market does not accept our new systems and products, our business, results of operations and financial condition would be adversely affected. Even if we are successful in selling our new systems which provide greater efficiency and lower cost per print, sales of ink and other consumables per system may decrease, which may adversely affect our results of operations, including gross margin and overall profitability.

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

Given the sensitivity of our systems and, in particular, print heads to lower quality ink, which may cause our print heads to clog or otherwise malfunction, our systems are setup to operate at the highest throughput level only when using our original ink and other consumables in order to protect them from damage. In addition, since we are unable to control the impact of third-party inks, their use and the use of third-party spare parts might void the warranty that comes with our systems. We have also sought to protect the proprietary technology underlying our ink through patents and other forms of intellectual property protections and include an RFID mechanism with our ink tanks. These steps that we have taken to ensure the smooth operation of our systems and our ability to fully invoke all our intellectual property rights may be challenged. Any reduction in our ability to market and sell our ink and other consumables and spare parts for use in our systems may adversely impact our future revenues and our overall profitability.

We face increased competition and if we do not compete successfully, our revenues and demand for our solutions could decline.

The principal competition for our digital printing systems comes from manufacturers of analog screen printing systems, textile printers and ink, such as M&R Printing Equipment, Inc., Machines Highest Mechatronic GmbH and S. Roque – Máquinas e Tecnologia Laser, S.A. Our principal competitor in the high throughput digital direct-to-garment market is Aeoon Technologies GmbH. We also face competition in this market from Brother International Corporation, Seiko Epson Corporation, Ricoh Company Ltd. and a number of smaller competitors with respect to our entry level system. Our competitors in the Direct-to-Fabric (also known as R2R), or DTF, market include: Dover Corporation through its MS Printing Solutions S.r.l. subsidiary; Seiko Epson Corporation through its subsidiary, Fratelli Robustelli S.r.l; Durst Phototechnik AG; Electronics for Imaging, Inc. through its Reggiani Macchine SpA subsidiary; and a number of smaller competitors. Some of our current and potential competitors have larger overall installed bases, longer operating histories and greater name recognition than we have. In addition, many of these competitors have greater sales and marketing resources, more advanced manufacturing operations, broader distribution channels and greater customer support resources than we have. Some of our competitors in the DTF market gained their current market position by merging with, or acquiring, existing companies in the DTF market. Current and future competitors may be able to respond more quickly to changes in customer demands and devote greater resources to the development, promotion and sale of their printers and ink and other consumables than we can. Our current and potential competitors in both the direct-to-garment and direct-to-fabric markets may also develop and market new technologies that render our existing solutions unmarketable or less competitive. In addition, if these competitors develop products with similar or superior functionality to our solutions at prices comparable to or lower than ours, we may be forced to decrease the prices of our solutions in order to remain competitive, which could reduce our gross margins.

Our move towards a higher proportion of direct sales in place of indirect sales may have adverse consequences.

Our go-to-market strategy consists of a hybrid model of indirect and direct sales. We continually evaluate that strategy in the geographies we serve in an effort to best serve our direct or indirect customers. As a result of that evaluation, we have implemented, effective as of February 7, 2019, a full direct-to-customer model in North America, and have terminated, as of that date, our Sales Representative Agreement with Hirsch International Corporation, or Hirsch, our former primary distributor in the United States and Canada, which accounted for 18% and 15% of our revenues in the years ended December 31, 2017 and 2018, respectively. We also purchased related customer business assets from Hirsch at the time of termination of the distribution agreement. We may also expand our implementation of direct sales in place of indirect sales in certain additional territories in the future. As we shift towards such a model, we may experience an initial disruption to our sales efforts in those jurisdictions as we transition from our previous sales structure. In addition, a shift to a direct sales model may result in a short-term impact on our results of operations, including due to the acquisition of inventory that might require a step up in basis and other such accounting impacts and costs associated with increased headcount and related expenses. Moreover, the implementation of a direct sales model may require significant management time and attention which could result in an adverse impact on our business and results of operations during the transition period. There is no assurance that a direct sales approach will increase sales. We may be exposed to risks as a result of transitioning from an indirect sales model to a direct sales model, such as difficulties maintaining relationships with specific customers, hiring appropriately trained personnel and ensuring compliance with local product registration requirements, any of which could result in lower revenues than previously received from the distributors in that market.

A significant portion of our sales is concentrated among a small number of customers, and our business would be adversely affected by a decline in sales to, or the loss of, those customers.

During the years ended December 31, 2017 and 2018, our ten largest customers accounted for approximately 55% and 54% of our revenues, respectively. During those same years, Amazon Corporate LLC, a subsidiary of Amazon.com, Inc., which we collectively refer to as Amazon, accounted for approximately 13% and 17% of our revenues, respectively. Given the concentration of our revenues with these customers, the loss of either Amazon or another one of our significant customers, or variability in their order flows, could materially adversely affect our revenues or results of operations.

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

In addition, during the third and fourth quarters, when customer spending is at its highest levels, we enjoy a more favorable revenue mix, generating greater revenues from the sales of ink and other consumables than in the first quarter. Since sales of ink and other consumables generate higher gross margins than systems sales, gross margin in the third or fourth quarter tends to be higher than gross margin in the first quarter, when our customers typically reduce their system utilization rates significantly, and thereby purchase less ink and other consumables. This impact leads to a reduction in overall operating margins. As we continue to focus our sales efforts on larger accounts, and as we continue to invest in the growth of our business, the impact of this seasonal decline in revenues generated from sales of ink and other consumables has had and may continue to have a more pronounced impact on gross margins and operating margins.

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

In January 2017, we entered into a master purchase agreement with an affiliate of Amazon.com, Inc. governing sales of our systems and ink and other consumables at agreed-upon prices that vary based on sales volumes. We also agreed to provide maintenance services and extended warranties to Amazon at agreed prices. The term of the agreement is five years beginning on May 1, 2016 and extends automatically for additional one-year periods unless terminated by Amazon. According to the agreement we were required to issue to an affiliate of Amazon warrants to purchase up to 2,932,176 of our ordinary shares which vest based on payments made by Amazon in connection with the purchase of goods and services from us.

Our contractual agreements with Amazon contain a number of material undertakings and other arrangements:

●	Our revenues are presented net of the relative value of the warrants in each particular period related to the revenues recognized. The value of the warrants depends, in part, on the price of our shares and their volatility, and the adverse impact of the warrants on our net revenues increases as our share price increases. Accordingly, our net revenues may fluctuate due to the non-cash impact of the value of the warrant on our gross revenues.

●	We have agreed to provide a rebate to Amazon based on the number of systems and amount of ink and other consumables Amazon orders in a given 12-month period. The timing and scale of any such rebate may be difficult to predict and may cause fluctuations in our quarterly and annual revenues, gross profit and operating profit.

●	We are required to notify Amazon 12 months in advance if we intend to stop supporting one of the products or services that we supply to Amazon and to continue to manufacture the product or provide such service during such 12-month period. Subject to certain exceptions, we are required to continue to supply ink in such quantities as Amazon requires for at least 36 months after the earlier of (1) the end of the term of the master purchase agreement or (2) 18 months following the purchase of the last product sold pursuant to the agreement.

●	We are required to deliver our products and services to Amazon and to comply with a service level agreement. If we fail to meet the requirements under such service level agreement Amazon will receive credits against its cost for those delayed products or services.

The impact of the provisions listed above cannot be fully predicted in advance and could, in certain circumstances, adversely impact our business or results of operations, or the manner in which investors or analysts assess and perceive our performance.

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

●	The print heads for our systems are supplied by a sole supplier, FujiFilm Dimatix, Inc., or FDMX. We entered into an agreement with FDMX in 2015, pursuant to which FDMX is continuing to sell us certain off-the-shelf print heads and additional products, all of which FDMX regularly sells to providers of inkjet systems. The agreement provides that beginning with the start of the first one-year renewal period, FDMX may increase the prices of the products that we purchase from it upon 90-days’ prior notice, subject to certain conditions. The agreement renews automatically for successive one-year periods, but FDMX or we can terminate the agreement upon 90 days’ notice prior to the end of the then current term. Our current agreement terminates in December 2019 and provides for one three-year renewal period and for further one-year renewal periods thereafter. Our agreement further provides that FDMX may, at its option, discontinue products supplied under the agreement, provided that we are given one year notice of the planned discontinuance and are provided with an end of life purchase program.

●	A chemical used in some of our inks is supplied by B.G. (Israel) Technologies Ltd., or BG Bond, a subsidiary of Ashtrom Ltd., a large public Israeli industrial company. We entered into an agreement with BG Bond in December 2016 pursuant to which we agree to purchase and BG Bond agrees to produce this chemical at set prices. In exchange for an upfront payment, which is refundable upon the purchase of the chemical, BG Bond agreed to install additional equipment dedicated to the production of the chemical. The agreement is for a term of five years or until we purchase a certain agreed upon minimum quantity and cannot be terminated by us other than in case of material breach by BG Bond. For some of our inks, this chemical is supplied by The Dow Chemical Company, a multinational producer of chemicals and other compounds. We currently purchase these chemicals from the Dow Chemical Company on a purchase order basis.

●	Certain parts of the control system of our systems are supplied by a sole supplier, Yaskawa Europe Technology Ltd., or Yaskawa. Our turn key suppliers (Flex and Sanmina), which assemble the control system on our behalf, purchase those control system parts from Yaskawa. We also purchase additional, spare control system parts from Yaskawa for our service department on a purchase order basis. Yaskawa maintains additional inventory of these control system parts as safety stock for our benefit, based on our requirements.

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

Our new Kiryat Gat facility is being constructed on lands leased by the Company from the Israel Lands Administration, or ILA. If we are unable to continue to use such lands, we would be unable to use the facility and our results of operations and future prospects will suffer as a result.

In November 2018, we entered into a development agreement, which we refer to as the Development Agreement, with the ILA for the construction of our new, modern, manufacturing facility in Kiryat Gat on lands leased from the ILA. Construction has begun and is currently expected to be completed by 2020. The Development Agreement provides that if the Company were a “foreign subject,” which includes the Company being under foreign control (i.e., a majority of our ordinary shares are held by non-Israelis), this would constitute a fundamental breach under the agreement. We intend to follow a specific standard process for seeking approval from the ILA in which the ILA approves our entering into the Development Agreement despite our potential status as a “foreign subject,” since our shares are traded on NASDAQ, and we are held by multiple shareholders whose identities are unknown. However, should such approval not be provided, the ILA would be entitled to terminate the Development Agreement if the Company is considered a “foreign subject” under the terms of such agreement. If the Development Agreement were terminated, we would be unable to use the new Kiryat Gat facility being constructed on this property pursuant to the Development Agreement, which would have a material adverse effect on our results of operations.

Disruption of operations at our manufacturing site or those of third-party manufacturers could prevent us from filling customer orders on a timely basis.

We manufacture our ink and other consumables at our facility in Kiryat Gat, Israel (which we are in the process of replacing with a new, modern facility being constructed). We also rely on contract manufacturing services provided by Flex Israel Ltd. and Sanmina-SCI Israel Medical Systems Ltd., which are also in Israel, to assemble our systems. We expect that almost all of our revenues in the near term will be derived from the systems and ink and other consumables manufactured at these facilities.

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

Our operating results could decline in the near-term if we fail to execute on our growth strategies.

Our operating margin was 3.9% in 2018 and 1.3% in 2016, and we had an operating loss of 1.8% in 2017. Our growth strategies, many of which are aimed at achieving operating and net profit margins, include increasing sales to existing customers, acquiring new high volume customers, capitalizing on growth in our targeted markets and extending our serviceable addressable market by continuing to enhance our solutions. If we do not execute these strategies successfully, it could adversely impact our revenues and have a negative impact on our operating and net profit margins.

Our business and operations may be negatively affected if we fail to effectively manage our growth.

We have experienced significant growth in a relatively short period of time and intend to continue to grow our business. Our revenues grew from $66.4 million in 2014 to $142.4 million in 2018. Our headcount increased from 251 as of December 31, 2014 to 444 as of December 31, 2018. We plan to hire additional employees across all areas of our company. Our rapid growth has placed significant demands on our management, sales and operational and financial infrastructure, and our growth will continue to place significant demands on these resources. Further, in order to manage our future growth effectively, we must continue to improve our IT and financial infrastructure, operating and administrative systems and controls and efficiently manage headcount, capital and processes. We may not be able to successfully implement these improvements in a timely or efficient manner, and our failure to do so may materially impact our projected growth rate.

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology, or IT, systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber attacks, which may compromise our systems and lead to data leakage either internally or at our third party suppliers or customers. Both data that has been inputted into our main IT platform, which covers records of transactions, financial data and other data reflected in our results of operations, as well as data related to our proprietary rights (such as research and development, and other intellectual property- related data), are subject to material cyber security risks. Our IT systems have been, and are expected to continue to be, the target of malware and other cyber attacks. To date, we are not aware that we have experienced any loss of, or disruption to, material information as a result of any such malware or cyber attack.

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

The export of our products internationally subjects us to environmental laws and regulations concerning the import and export of chemicals and hazardous substances. In the European marketplace, electrical and electronic equipment is required to comply with the Directive on Waste Electrical and Electronic Equipment, or WEEE, which aims to prevent waste by encouraging reuse and recycling, and the Directive on Restriction of Use of Certain Hazardous Substances, or RoHS, which restricts the use of ten hazardous substances in electrical and electronic products. Additionally, we are required to comply with certain laws, regulations and directives such as the United States Toxic Substances Control Act, or TSCA, and the Registration, Evaluation, Authorization and Restriction of Chemical Substances, or REACH. These laws and regulations require the testing and registration of some chemicals that we ship along with, or that form a part of, our systems and other products. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance.

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

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels, or NIS. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. To protect against an increase the dollar-denominated value of expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program, which seeks to hedge a portion of the economic exposure associated with our anticipated NIS-denominated expenses using derivative instruments. We expect that the substantial majority of our revenues will continue to be denominated in U.S. dollars for the foreseeable future and that a significant portion of our expenses will continue to be denominated in NIS. We cannot provide any assurances that our hedging activities will be successful in protecting us in full from adverse impacts from currency exchange rate fluctuations since we only plan to hedge a portion of our foreign currency exposure, and we cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar For example, based on annual average exchange rates, the dollar depreciated by 1.1%, 6.3% and 0.1% against the NIS in 2016, 2017 and 2018, respectively. During these periods, there was deflation in Israel of 0.2% in 2016, and inflation of 0.4% and 0.8% in 2017 and 2018, respectively. If the dollar cost of our operations increases, our dollar-measured results of operations will be adversely affected. See “ITEM 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

In addition, a material portion of our leases are denominated in currencies other than the U.S. dollar, mainly in NIS. In accordance with a new lease accounting standard, which became effective on January 1, 2019, the associated lease liabilities will be remeasured using the current exchange rate in future reporting periods, which may result in material foreign exchange gains or losses. See Note 2, “Significant Accounting Policies”, to the consolidated financial statements included in Item 18 of this annual report for more details.

Our business could suffer if we are unable to attract and retain key employees.

Our success depends upon the continued service and performance of our senior management and other key personnel. Our senior executive team is critical to the management of our business and operations, as well as to the development of our strategies. The loss of the services of any of these personnel could delay or prevent the continued successful implementation of our growth strategy, or our commercialization of new applications for our systems and ink and other consumables, or could otherwise affect our ability to manage our company effectively and to carry out our business plan. Members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in our industry. There can be no assurance that we will be able to continue to retain such personnel. Effective August 1, 2018, Gabi Seligsohn stepped down after four years as our Chief Executive Officer, and was succeeded by Ronen Samuel. In addition, Nuriel Amir, our Chief Technology Officer since July 1, 2016, will no longer serve in that role at our company, effective as of April 1, 2019. To the extent that we experience additional, frequent changes in our leadership team (or the leadership teams of our subsidiaries) going forward, that could adversely affect our performance in a material manner.

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

We have a worldwide sales, marketing and support infrastructure that is comprised of independent distributors and value added resellers, and our own personnel resulting in a sales, marketing and support presence in over 100 countries, including markets in North America, Western and Eastern Europe, the Asia Pacific region and Latin America. We expect to continue to increase our sales headcount, our applications development headcount, our field support headcount, our marketing headcount and our engineering headcount and, in some cases, establish new relationships with distributors, particularly in markets where we currently do not have a sales or customer support presence. As we continue to expand our international sales and operations, we are subject to a number of risks, including the following:

●	greater difficulty in enforcing contracts and accounts receivable collection, as well as longer collection periods;

●	increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

●	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business;

●	greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;

●	general economic and political conditions in these foreign markets;

●	economic uncertainty around the world;

●	management communication and integration problems resulting from cultural and geographic dispersion;

●	risks associated with trade restrictions and foreign legal requirements, including the importation, certification, and localization of our solutions required in foreign countries, such as high import taxes in Brazil and other Latin American markets where we sell our products;

●	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

●	the uncertainty of protection for intellectual property rights in some countries;

●	greater risk of a failure of employees to comply with both U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act, or FCPA, the new European Union General Data Protection Regulation, or GDPR (which broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches promptly and obtain the consent of individuals on how their data can be used), and any trade regulations ensuring fair trade practices; and

●	heightened risk of unfair or corrupt business practices in certain regions and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements.

Any of these risks could adversely affect our international operations, reduce our revenues from outside the United States or increase our operating costs, adversely affecting our business, results of operations and financial condition and growth prospects. There can be no assurance that all of our employees and channel partners will comply with the formal policies that we have in place and/or will implement, or applicable laws and regulations. Violations of laws or key control policies by our employees and channel partners could result in delays in revenue recognition, financial reporting misstatements, fines, penalties or the prohibition of the importation or exportation of our software and services and could have a material adverse effect on our business and results of operations.

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

As of December 31, 2018, we owned seventeen (17) issued patents in the United States and nineteen (19) provisional or pending U.S. patent applications, along with thirty one (31) pending non-U.S. patent applications. We also had twelve (12) patents issued in non-U.S. jurisdictions, and eleven (11) pending Patent Cooperation Treaty patent applications, which are counterparts of our U.S. patent applications. The non-U.S. jurisdictions in which we have issued patents or pending applications are China, the European Union or European countries of the European Union, Hong Kong, Israel, Canada, Australia, Republic of Korea, South Africa, Vietnam, Philippines, Thailand, Brazil, El Salvador, Dominican Republic, Japan and India. We may file additional patent applications in the future. The process of obtaining patent protection is expensive, time-consuming, and uncertain, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others through administrative processes or litigation resulting in patent claims being narrowed, invalidated, or unenforceable. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. Our policy is to require our employees (and our consultants and service providers, including third-party manufacturers of our systems and components, that develop intellectual property included in our systems) to execute written agreements in which they assign to us their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but we cannot assure you that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement and pursue infringement claims in certain circumstances in relevant jurisdictions, all of which are costly and time-consuming. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights.

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

In September 2016, we filed an application with the European Union Intellectual Property Office (“EUIPO”) to register the “Kornit” trademark in the European Union. In October 2016, Grupo FB Maquinaria, S.A. (“Grupo”) filed an opposition to our application on the premise that it was identical to an earlier mark, and covered identical goods and/or services, as Grupo’s “Kornit” trademark. Grupo had filed an application to register its “Kornit” trademark in January 2016. We believe that the opposition is meritless and filed an application with EUIPO in July 2017 to declare the Grupo’s registration of the “Kornit” trademark invalid on the basis that the registration was done in bad faith. We are awaiting a ruling by the EUIPO and there can be no assurance that we will prevail. If the EUIPO denies our application to register the “Kornit” trademark, we could be forced to stop using the trademark in the European Union or enter into a license agreement with Grupo to use the mark, which could adversely impact our brand recognition in the European Union and our results of operations.

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

We may be subject to additional tax liabilities in the future as a result of audits of our tax returns.

We are subject to income taxes principally in Israel and the United States. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. We recognize income taxes under the liability method. Tax benefits are recognized from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. We are currently subject to a tax audit for the years 2013 to 2016 by the Israeli Tax Authority, or ITA. The ITA may disagree with our positions taken in our tax returns for these years and we may be subject to additional tax liabilities, which could have a material adverse effect on our results of operations.

Risks Related to Our Ordinary Shares

Our share price may be volatile.

Our ordinary shares were first offered publicly in our initial public offering in April 2015 at a price of $10.00 per share, and our ordinary shares have subsequently traded as high as $23.90 and as low as $8.10 through March 15, 2019. The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

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

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 effective on April 5, 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies. Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after April 2, 2015, the date of our initial public offering. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We may lose the status of an emerging growth company as of the end of 2019 as a result of the enhanced market value of our shares held by public shareholders following Fortissimo’s sale of its shares in our company, which may make us a “large accelerated filer” as of that time. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

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

In January 2017, May 2017 and December 2018, Fortissimo Capital resold ordinary shares into the public market, via underwritten offerings that were effected pursuant to its registration rights, following which it no longer holds any ordinary shares. An additional security holder – Amazon – is also entitled to certain registration rights under the U.S. Securities Act of 1933, effective as of January 10, 2018, in respect of the resale of the ordinary shares underlying the warrants that it holds. All shares sold pursuant to an offering covered by a registration statement will be freely transferable except if purchased by an affiliate. See “ITEM 7.B — Related Party Transactions — Investors’ Rights Agreement.” and “ITEM 10.C – Material Contracts – Agreements with Amazon.”

As of December 31, 2018, options to purchase 619,711 ordinary shares granted to employees and office holders were vested and exercisable and 22,597 RSUs were vested. We have filed registration statements on Form S-8 under the Securities Act registering ordinary shares that we may issue under our share incentive plans, of which as of December 31, 2018 there were options to purchase 1,583,564 shares and 414,420 RSUs outstanding. Shares included in such registration statements may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

Under Section 404 of the Sarbanes-Oxley Act and as an emerging growth company, we are currently not required to obtain an auditor attestation regarding our internal control over financial reporting, but may need to obtain that in the near future, which may require enhanced actions on our part that we may not successfully implement.

We are required to comply with the evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act with respect to internal control over financial reporting as of this annual report. Once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto (which, as discussed above, may occur as of the end of 2019), our independent registered public accounting firm will need to attest to the effectiveness of our internal control over financial reporting under Section 404. To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we may need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. If any such failure were to occur, we may be required to take remedial actions and make required changes to our internal control over financial reporting and we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on historic and certain estimates of our gross income, gross assets and market capitalization (which may fluctuate from time to time) and the nature of our business, we believe we were not a PFIC for the taxable year ending 2018 and we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2019. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our 2019 taxable year until after the close of the year. There can be no assurance that we will not be considered a PFIC for any taxable year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “ITEM 10.E Taxation and Government Programs—U.S. Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of sales of our ordinary shares. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. For a more detailed discussion, see “ITEM 10.E Taxation and Government Programs—U.S. Federal Income Taxation—Passive Foreign Investment Company Considerations.”

Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation”, or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended, or the Code.

A non-U.S. corporation is considered a CFC if more than 50 percent of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation, is owned, or is considered as owned by applying certain constructive ownership rules, by United States shareholders who own stock representing 10% or more of the vote or (for the taxable year of a non-U.S. corporation beginning after December 31, 2017 and for taxable years of shareholders with or within which such taxable years of such non-U.S. corporation ends) 10% or more of the value on any day during the taxable year of such non-U.S. corporation (“10% U.S. Shareholders”). Generally, a 10% U.S. Shareholder of a CFC is required to include currently in gross income such 10% U.S. Shareholder’s share of the CFC’s “Subpart F income”, a portion of the CFC’s earnings to the extent the CFC holds certain U.S. property, and certain other new items under the Tax Cuts and Jobs Act of 2017, or the Tax Act. Such 10% U.S. Shareholders are subject to current U.S. federal income tax with respect to such items, even if the CFC has not made an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC.

Certain changes to the CFC constructive ownership rules introduced by the Tax Act may cause one or more of our non-U.S. subsidiaries to be treated as CFCs, may also impact our CFC status and, thus, may affect holders of our common shares that are United States shareholders. For 10% U.S. Shareholders, this may result in adverse U.S. federal income tax consequences, such as current U.S. taxation of Subpart F income and of any such shareholder’s share of our accumulated non-U.S. earnings and profits (regardless of whether we make any distributions), taxation of amounts treated as global intangible low-taxed income under Section 951A of the Code with respect to such shareholder, and being subject to certain reporting requirements with the U.S. Internal Revenue Service. Any 10% U.S. Shareholder should consult its own tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing our common shares and the impact of the Tax Act, especially the changes to the rules relating to CFCs. We have taken steps with the assistance of external tax consultants to prevent our subsidiaries from being treated as CFCs subsidiaries and it is not expected that any of the subsidiaries will be treated as CFCs.

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

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2018, we had 277 employees based in Israel, certain of whom may be called upon to perform up to 54 days in each three year period (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively, in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

We and our wholly-owned Israeli subsidiary, Kornit Digital Technologies Ltd., or Kornit Technologies, are entitled to various tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law. As a result of this status, we expect to have a reduced tax rate for our taxable income generated in Israel in 2019. However, if we do not meet the requirements for maintaining these benefits, the tax benefits may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is currently set as 23% for 2018 and thereafter. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, as adjusted by the Israeli consumer price index, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current beneficiary enterprises receive may not be continued in the future at their current levels or at all. If these tax benefits would be reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs. See “ITEM 5. Operating and Financial Review and Prospects - Taxation and Israeli Government Programs Applicable to our Company — Law for the Encouragement of Capital Investments, 5719-1959.”

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

Principal Capital Expenditures

Capital expenditures in the years ended December 31, 2017 and 2018 were principally used for the purchase of property, plant and equipment ($5.7 million and $7.3 million in 2017 and 2018, respectively), including $1.8 million, in the aggregate invested over the course of those two years towards our now-complete, new headquarters in the United States. On February 7, 2019, we consummated an asset purchase from Hirsch Solutions Inc., our primary distributor in the United States and Canada, which accounted for 21%, 18% and 15% of our revenues in the years ended December 31, 2016, 2017 and 2018, respectively, to purchase remaining Kornit business assets related to the distribution agreement between the companies. On the closing date, our company, through our wholly owned subsidiary Kornit Digital North America Inc., took ownership of relevant Kornit-related customer business assets as well as remaining inventory of systems and ink. Under the related acquisition agreement, the total consideration was $4.7 million. Our current capital expenditures relate primarily to our manufacturing facility for our ink and other consumables in Kiryat Gat, Israel. We are financing the construction of that facility from cash on hand.

Capital expenditures in the year ended December 31, 2016 for purchase of property, plant and equipment, and the digital direct to garment printing assets of SPSI Inc. (which were acquired in July 2016), were $14.7 million, in the aggregate.

B.	Business Overview

Industry Overview

The General Textile Industry

Textile is a flexible material formed using various processes, including weaving, knitting, crocheting or felting. This material may be used for manufacturing a broad range of conventional as well as advanced, finished goods, which may be broadly categorized (as related to the focus of our business) into fashion, apparel, home decoration and soft signage applications. According to a report published by Marketline in December 2018, the value of the global apparel retail market totaled $1.4 trillion in 2017. The compound annual growth rate (CAGR) of the market was 4.4% between 2013 and 2017. The global apparel retail market is forecast to reach $1.8 trillion in 2022, an increase of 29.7% since 2017, reflecting a CAGR of 5.3%. Rising disposable income, urbanization and population growth in emerging economies is expected to play an important role in improving the lifestyle of consumers, which is expected to drive the demand for textile products.

The global printed textile industry involves printing on fabric rolls, finished garments and unsewn pieces of cut fabric at various stages along the value chain in the production of goods for (as related to the focus of our business) fashion, apparel, home decoration and soft signage applications. According to The Future of Digital Textile Printing report published by Pira in 2019, approximately 95% of the global output of printed textile in 2018 was carried out via analogue methods of printing. According to the same Pira report, the global value of digital printed textile output was estimated to be approximately $3.2 billion in 2018 and is expected to grow to approximately $5.5 billion by 2023, reflecting a CAGR of 11.6% in the five-year period from 2018 to 2023. According to the same Pira report, digital textile output volume was estimated to be approximately 2.2 billion square meters in 2018 and is expected to reach 4.1 billion square meters in 2023, reflecting a CAGR of 13.4% for the five-year period from 2018 to 2023. Pira estimates that global digital printed textile output constituted less than 5% of the total global printed textile output in 2018.

Mega Trends Affecting Our Industry

Industry 4.0

Digitization of manufacturing is transforming the way products are being produced. This transformation process is also broadly referred to as Industry 4.0, representing the fourth industrial revolution occurring in manufacturing. This fourth industrial revolution is mainly about full digitization and the move away from analogue production methods, as well as cloud networks connectivity, and the introduction of autonomous systems fueled by data and machine learning. As a result of the support of machines that keep getting smarter as they get access to more data, the increased use of affordable robotics in production environments, and the data-connected logistics supply chain, our future factories are predicted to become more efficient, productive and less wasteful. The fashion and apparel industry segments in which we operate have been operating for decades in traditional, analogue and labor-intensive models, which will yield to what can also be referred to as Textile 4.0.

E-Commerce Boom

E-commerce has grown globally at an unprecedented rate and is transforming retailing, across industries. Around the world, e-commerce is entirely changing the way people shop. In the major consumer markets of Europe, the U.S. and China, e-commerce is fast trending towards becoming the preferred shopping method for many people. Having access to global shopping opportunities allows consumers to save time, save money and have access to greater choices. E-commerce giants and technology vendors continue to invest in advanced technologies such as virtual reality, 3D modeling, augmented reality, and artificial intelligence in a continuous effort to improve the online shopping experience. Goldman Sachs estimated in a research report dated September 5, 2018 that the global ecommerce market (excluding travel) was worth approximately US $2 trillion in 2018, with a projected year-over-year CAGR of +20% until 2021. According to the same report, e-commerce was estimated to represent approximately 20.7%, 12.2%, and 9.4% of all retail sales in 2018 in China, the U.S. and Western Europe, respectively.

According to a global consumer survey performed by The Nilsen Company in 2018, fashion and apparel are, together, one of the top segments in ecommerce retail, predicted (according to a study published by Statista, the Statistics Portal) to increase at a compound annual rate of 10.6% from $408 billion in 2017 to more than $706 billion by 2022, as brands and retailers continue to adopt digital technologies that offer highly relevant and personalized customer experiences.

Traditional Retail Meltdown

For the last decade, various factors have resulted in the shrinking, bankruptcy/reorganization or total closing of numerous traditional North American retailers. Announcements from major retailers of plans to either discontinue or greatly scale back their retail presence continued in 2018 and into 2019. For example, Sears Holdings filed for bankruptcy protection in October 2018, J.C Penney has been closing stores, including in 2019, and Payless Shoesource has announced plans to close all of its stores in 2019. Credit Suisse, a major global financial services company, predicted that 25% of U.S. malls that remained in business in 2017 could close by 2022. According to a research report published by Goldman Sachs on September 5, 2018, approximately 27% of announced store closures in 2018 were in the apparel and accessories categories. The primary factors affecting the continued closing of traditional retail stores are the shift in consumer habits towards online shopping, a less than inspiring shopping experience at traditional brick-and-mortar stores, retailers’ inability to sell trend-right apparel, and the ongoing pile-up of unsold inventory, which has put pressure on profits. Traditional retailers are struggling to find the right balance between supply and demand, so that they do not end up with too much inventory on their shelves or in stock rooms. When merchandise piles too high, traditional retailers are forced to use steep discounts to deplete inventory and make room for next season’s goods. Further, e-commerce share gains continue to put pressure on traditional retail stores that are finding it difficult to compete with the level of selection, price, service, and convenience provided by many of the pure-play e-commerce companies or omni-channel retailers.

Social Media Platforms

Social platforms, historically categorized into media and networks (which categories have merged in recent years), have changed the industrial and business landscape, both for companies that have adopted them and for those that have not. Social media platforms have an extremely powerful impact on the ways in which individuals and organizations are communicating with each other, and a powerful impact on consumer trends, demand and brands perception. This mainstream effect has a dramatic impact on the ability of small and micro brands, some of which are initiated by individuals or organizations that are leveraging their social influence status to inspire individuals who, in turn, purchase those brands’ products, to achieve ultra-fast recognition and exponential growth at the expense of traditional players, which need to develop agility in order to connect with consumers.

Sustainability

The need to reduce or contain the ecological footprint of the textile industry is affecting the entire industrial system. The urgency for change has flowed through from political and environmental activists and scientists, into mainstream government regulators and business leadership across the globe. A sustainable industrial system requires formulation of new strategies and thinking, integrated into business and operational frameworks around sustainable manufacturing, supply chain design, sustainability performance measurement and ongoing management. Industry is now considered not only part of the problem but also part of the solution. From a practical point of view, as it comes to sustainability strategies, companies are focused on technology improvements enabling cleaner production, pollution prevention, and other sustainable manufacturing practices. Considering the size of the textile industry— one of the largest in the world—sustainability of the industry is important, but, on top of that, companies can furthermore make a huge difference environmentally, economically and socially. The textile industry has many reasons to place an emphasis on sustainability, including reduced costs, protection of the environment and sustained goodwill from its customers for eco-friendly practices. As one of the world’s most water and air polluting industries, sustainability issues in the textile/apparel industry continue to receive great attention.

Mega Consumer Trends Affecting our Industry

Personal Expression

We believe that modern consumers, impacted by the mega industry trends, are increasingly seeking the ability to express their identities and beliefs through the everyday choices that they make. If in the past it was mainly about the choice of brand affiliation that was considered “appropriate” for their self-image, consumers are now seeking new and creative ways to express their identities through unique, customized or personalized impressions, styles, and messages – whether affiliated with their favorite brands, through the creation of their own “private brands” or via affiliation with unique “no brand” designed goods. Younger consumers are more and more concerned with social and environmental causes, as many increasingly back their beliefs with their tightly coupled expression and consumption habits, favoring goods and brands that are aligned with their personal, social and environmental values and avoiding those that do not.

Instant Gratification

Modern consumers seek solutions faster and easier than ever before, catalyzed by the explosive growth of technology and mobile applications usage. This shift has given way to an on-demand economy where immediate gratification has become the standard across industries, in the form of instant arrival rides in the transportation industry, unlimited on-demand video streaming, minimal wait time for food deliveries, or in the case of retail, instant visibility and availability of product and inventory, and ultra-fast delivery. Consumers expect to be serviced almost instantaneously and are rewarding the brands that understand and meet their instant gratification needs. According to a 2018 report published by Internet Retailer, 66.8% of the top 1,000 retailers in North America offer free shipping and 55.6% offer the option to pay for next-day delivery. A recent study published by Consumer Intelligence Research Partners in January 2019 estimated that the number of Amazon customers in the United States willing to pay more to receive products faster, through its Amazon Prime service, exceeded 100 million as of December 2018. This change in consumer behavior is causing retailers to evaluate ways to alter their approach towards their entire supply chain, with high focus on improved inventory management and an efficient and scalable fulfillment infrastructure. In addition to retooling their internal fulfillment capabilities, many retail brands have begun to leverage the capacity of third-party online stores to meet customer demands for delivery speed and product availability.

Social Media Influence

With the rise of mega social platforms like YouTube and Instagram, and fueled by the explosive mobile device accessibility, influencer marketing continues making waves on social media and narrowing the bridge between discovery, inspiration and purchase. According to a 2017 millennial survey published by Dealspotr in 2017, most of today’s consumers are likely to find inspiration from external sources rather than directly from a brand or retailer, and approximately 41% stated that they rely on social influencers and bloggers. According to another recent study conducted (the Robin Report by Catherine Schetting Salfino), 55% of millennials say that they are less loyal to apparel brands now than they were a few years ago. More than 1 in 5 say social media sites are the first places to which they go to get clothing ideas, a figure that jumps to 36% among those aged 13-to-25 and climbs to 46% among millennials aged 22-to-37.

“Be Greener”

Environmental degradation has been hitting headlines in recent years. News articles and documentaries around rising seas, declining air quality and shrinking animal populations have become more commonplace. Sales of reusable coffee cups and water bottles took off, plastic straws were banned in many bars and restaurants, and mega consumer brands like Evian and Coca-Cola have committed to manufacture from recycled materials. The impulse to “be greener” is clearly gaining momentum. According to a recent bespoke study carried out in the UK and U.S. by Globalwebindex, half of the digital consumers surveyed said environmental concerns impact their purchasing decisions. Millennials are the ones driving the sustainable movement with their lifestyle and behavioral changes. Often coined as the “green generation”, many brands are starting to see the appeal of, and the opportunity to connect with their consumers through, these changes, rather than viewing the changes as a regulatory burden. According to the Globalwebindex study, 60% of millennials aged 22-35 said that they would be more likely than any other generation to pay extra for ecofriendly or sustainable products. With plastic waste currently at the center stage of consumers’ attention, it is likely just a matter of time before consumers better research the manufacturing processes and decoration techniques for their clothes, shoes and bags before buying them, which will increase pressure on brands to connect with the consumer by adopting eco-friendly printing and decoration methods that minimize water pollution, toxic chemicals use and other textile waste.

Implications on Fashion and Apparel Transformation, as it Relates to our Business

Regardless of size and specific segment, industry players in fashion and apparel, whether traditional brands, digital start-ups, new generation e-tailers, or different forms of customized designers, now need to be nimble, think digital-first and achieve ever-faster speed to market. They need to connect to the end consumer for self-expression, take an active stance on social issues, satisfy consumer demands for ultra-transparency and sustainability, and ensure that they invest in an omni-channel strategy, thereby enhancing their manufacturing productivity, supply chain resilience and their ability to respond to the immediate gratification needs of the evolving consumer. Traditional brands are beginning to self-disrupt their own business models, image and offering in response to the new breed of emerging high growth online-first brands that are accelerating, thanks to changing consumer preferences, decreasing brand loyalty, growing appetite for self-expression, and instant gratification. We expect more traditional brands to follow suit on this omni-channel path of self-disruption, which will have a significant impact on their ability to connect with, and meet the needs of, consumers. In a recent survey conducted by a leading management consulting firm, top industry executives were asked to describe the words that best describe the industry, with the top three words being: “Changing”, “Digital”, and “Fast”.

We believe that the following objectives capture some of the key areas of focus, as they relate to our business, as traditional and new generation online-first fashion and apparel players continue to adapt their value propositions and operating models to the rapidly changing industry environment and consumer preferences. We believe that these industry areas of focus will continue to fuel the growing need and demand for our innovative digital textile printing solutions:

●	Connect with consumers need for self-expression via unique graphical and text designs

●	Capture the moment, by shortening the time from inspiration and design to market

●	Offer “unlimited” variety and availability in their virtual and traditional storefronts

●	Connect with consumers via personalization and customization offerings

●	Respond to the sustainability demands of consumers and regulators

●	Respond to consumers’ immediate gratification needs

Impact on the Industry Need and Demand for Operational Transformation

New generation start-up apparel and fashion businesses born and grown in digital and online retail and production, some of which are existing customers of our solutions, have already implemented successful full or partial on-demand production models as they establish their greenfield environments. We expect these businesses to continue scaling and perfecting their existing digital business and operational models, investing in front-end technologies to continue improving the online customer experience, and operationally scaling their partial or full on-demand production capabilities.

We believe that in order to address the focus areas identified above, traditional industry and brands players will continue to examine and transform their predominantly mass production and inefficient analogue operating production models and supply chains, especially as it comes to managing their finished goods inventory levels, which remains a huge financial risk. Traditional companies have continued to invest “upstream the chain” in better predicting buying trends, consumer preferences, and demand via sophisticated big-data analytics, as they plan their collections and inventory levels; however, consumer demand is more volatile and difficult to predict than ever. The challenge with prediction-only production planning is growing, and industry executives, as evidenced in a 2018 study published by a leading management consulting firm, are increasingly shifting their focus “downstream” to the manufacturing environment, seeking a shift to a more agile, partial or full on-demand production model. We believe that industry players will continue to seek ways to adopt major changes to their business and operational models, and supply chains, and— specifically as it relates to our business— in how they design, produce, and decorate garments and apparel.

The below lists a few key production gaps, that prevent a successful transition to partial or full on-demand retailing models, that traditional fashion and apparel manufacturers are looking to close as they plan their future marketing and production strategies:

Mass Customization and Personalization: The capability to manufacture a relatively high volume of product options, carrying unique designs, without tradeoffs in cost, delivery and quality. In a simplified way, the ability to cater demand to mass produce customizable products with unlimited designs, on a one-by-one basis, in a cost-efficient manner.

“Shorter Runs”: Mass production of smaller batches with (most likely) higher number of order amounts, at a similar cost per garment structure achieved by producing large batches. This flexibility reduces finished goods inventory risks by identifying buying patterns and responding to demand in a more accurate manner by replenishing stock in ultra-short cycles. The pressure for smaller batch sizes and on-demand replenishment is driven partly by profitability, but also by a desire for sustainability.

Proximity Production, Proximity Decoration and Nearshoring: Two decades ago, U.S. and European mass-market apparel brands and retailers shifted production to Asia to gain a cost advantage. Factors are changing this calculus by making it critical for companies to bring new styles to market more quickly and switch out lines mid-season. According to a recent 2018 survey published by a leading management consulting firm, 54% of purchasing managers surveyed in the US and the EU said that proximity to customers is becoming more important. In another study published by a leading management consulting firm, 60% of apparel procurement executives said that they expect that over 20% of their sourcing volume will be from nearshore by 2025. In addition, rising wages for factory workers across Asia mean that production in Asia is less cost-efficient than it used to be. The real prize is shorter lead times. By reducing time-to-market, companies can produce, partially produce, finish, print or decorate more closely in-line with demand, reducing overstocks and increasing full-price sell-through.

Microfactories, Speedfactories, Reshoring: Smaller and nimble manufacturing sites, usually planned out in an urban cell model, that can efficiently source or produce the raw materials as well as produce and ship finished apparel goods end-to-end. Success of such factories is heavily reliant on a fully digital, real-estate efficient, either semi or fully automated manufacturing workflow capability that offsets the inefficient cost structure associated with large analogue equipment, rising costs of real-estate and labor costs, predominantly in developed countries.

We believe that the technology and solutions that we bring to the market in the form of digital textile printing solutions, as listed in our products and technology sections, are key enablers for these business and operating models. We expect increasing demand and adoption of our solutions by start-ups and new-generation digital apparel brands (some of which are our customers), as well as from traditional apparel brands that need to adapt their operational models in order to remain connected with their customers.

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

The following chart summarizes the key steps involved in the analog printing process:

Rotary Screen Printing Rotary screen printing is commonly used to print on outerwear, underwear, sportswear, upholstery and linens. It involves multiple, time-consuming process steps. Rolls of fabric pass through rotating cylinders that are engraved with the image or design to be printed. Each cylinder then applies ink of a different color, which forms part of the image or design. This process is generally used to print a pattern on a fabric roll that is then cut and sewn into finished products. Rotary screen engraving is a costly process that takes between four and five hours per cylinder and is frequently done offsite. Preparation of colors typically takes an additional 30 minutes and the setup of the printer itself typically takes nearly 1.5 hours. The process can require up to seven people. The maximum size of an image or design is limited based on the circumference of the cylinders, which is typically no more than 60 centimeters.

The following diagram depicts the analog rotary screen printing process:

Automated Carousel Screen Printing Automated carousel screen printing is commonly used to print on finished garments and cut pieces. In automated carousel screen printing, a blade or squeegee squeezes printing paste or ink through mesh stencils onto fabric. The process typically employs a series of printing stations arranged in a carousel. At each station, one color of ink is pressed through specially prepared mesh stencils, or screens, on to the textile surface. Between color stations, there are also flash drying stations and cool-down stations to ensure that deposited ink does not inadvertently mix with the next color to be applied. Preparation of the mesh stencils is a specialized process and its complexity is a function of the number of discrete color separations and screens that need to be prepared for a given design. The process of color separations, film production, and screen exposure and alignment, typically takes approximately 1.5 hours for six colors. Once the screens and color separations are complete, preparation of the carousel typically takes between 40 and 60 minutes. After being manually loaded, the textile moves along the carousel from station to station where each color is applied separately. Unlike rotary screen printing, carousel screen printing does not require fixing the image or design with steam or hot air and, in most cases, does not require washing and drying the textile afterward

Digital Printing Processes

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

The digital textile printing market principally includes two types of printing processes:

Direct-to-Garment (DTG) In DTG printing, an inkjet printer prints directly on the textile. DTG printing allows for printing images and designs onto finished textiles, such as t-shirts that have already been sewn and dyed. The following chart summarizes the key steps involved in the DTG printing process:

Direct-to-Fabric (DTF) In DTF printing, rolls of fabric pass in-line through wide-format inkjet printers that are utilized to directly print images and designs onto rolling fabric. The following chart summarizes the key steps involved in the DTF printing process:

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

How Digital Textile Printing Addresses the Industry Needs

The following characteristics of digital textile printing enable new business and operating models, help industry players as they address their manufacturing gaps, and, as these characteristics relate to our business, are driving the shift from analog to digital textile printing:

Manufacturing flexibility: Digital textile printing allows a full image or design to be printed on a garment or cut fabric in one manufacturing step, compared to multiple steps in an analog printing process. Digital textile printing gives manufacturers the ability to print short runs, with personalization capabilities, in a cost-effective manner with a minimum order quantity of one unit. Unlike screen printing, digital printing cost remains the same when printing a single unit or multiple units. This allows printers to execute orders one by one without needing to accumulate large demand for a design before printing.

Design flexibility: Digital textile printing enables a larger variety of artwork to be imprinted, without limitations on number of colors per design and high-resolution imaging.

Integration with advanced workflow environments: Digital textile printing is better suited for transition to full digitization of the production floor environment, including connectivity to cloud networking elements and productivity analytics software solutions.

Reduced time between design and production: The digital textile printing process allows for samples to be quickly produced, evaluated, and modified, which permits brand owners to increase the frequency and variety of replenishment cycles in response to fashion trends.

Decreased risk of excess inventory: The costly and time-consuming upfront setup required in analog production methods is avoided when using digital printing technologies. Therefore, digital printing enables the cost-efficient production of a smaller quantity of garments, which mitigates excess inventory risk and improves profitability. Stocking blank garments or fabric and decorating them only when demand is identified significantly reduces the amount of inventory at risk. This reduces working capital requirements, thereby enabling the emergence of numerous online businesses which are focused on the sale of printed textiles.

Reduced labor and physical space requirements: Digital textile printing requires significantly less labor to print an equivalent output due to the significant reduction in process steps. The unique Kornit proprietary process of digital textile printing also reduces the need for floor space for manufacturing equipment by eliminating certain process steps and by consolidating multiple process steps into a single printing system. The combination of labor savings and smaller shop floor footprint, coupled with lower energy consumption and a lack of environmental impact, enables manufacturers to move production closer to consumers in a cost-effective manner. Textile business is very seasonal and the need to retain employees bares a heavy financial burden. The move to digital printing significantly reduces the need for manpower and allows for a more flexible cost structure.

Sustainability: Digital textile printing significantly reduces industrial water consumption and discharge of toxic chemicals by eliminating the need to wash screens for color changes and repeated use. We believe that this results in reduced environmental impact and, in turn, enables manufacturers to comply with regulatory and brand guidelines at a location of their choosing, in many cases in populated areas which are not industrial in nature.

Our Business

We develop, design and market innovative digital printing solutions for the global printed textile industry, with a major focus on the fashion, apparel and home décor segments of the industry.

Our vision is to create a world where everybody can bond, design and express their identities, one impression at a time.

Our mission is to revolutionize the fast-changing industry by facilitating and expediting the transition from analog processes that have not evolved for decades and are not fit for the rapidly changing business models and self-disruption needs of the industry, to digital methods of garment, apparel and home decor finished goods production and decoration that address the contemporary supply, demand, social and environmental needs of the industry in which we operate.

We focus on the rapidly growing high throughput, direct-to-garment, or DTG, and Direct-to-Fabric, or DTF, segments of the printed and decorated textile industry. Our solutions include our proprietary digital printing systems, ink and other consumables, associated software and value-added services that allow for quality and cost-effective large-scale printing of short runs of complex images and designs directly on finished garments and fabrics. Our solutions address the growing production gaps reflected in the need to shift to shorter runs, proximity production, proximity decoration, partial or full on-demand production, and microfactory models by enabling our customers to print and decorate high quality products in a time efficient, cost-effective and environmentally-friendly manner. This allows textile manufacturers to transition from their traditional business and operating models of supply based on demand predictions, to partial or full on-demand or made-to-order models, by which decoration of fabric and production of finished goods only takes place once a customer order has been issued.

Our solutions are differentiated from other digital methods of production because they eliminate the need to pre-treat fabrics prior to printing, thereby offering our customers the ability to digitally print high quality images and designs on a variety of fabrics in a streamlined and environmentally-friendly manner. When compared to analog methods of production, our solutions also significantly reduce production lead times and enable customers to more efficiently and cost-effectively produce smaller quantities of individually printed designs, thereby mitigating the risk of excess inventory, which is a significant challenge for the industry, as further described in our “Industry Overview” section above.

The success of evolving omni-channel apparel retail is dependent heavily on the ability to show a large variety of designs. Since it is more and more difficult to predict consumer preferences and demand, it is increasingly difficult to stock every possible design. Having digital capacity available allows printers, brands and retailers to offer unlimited design with minimal to no inventory risk. We believe we are well positioned to continue taking advantage of this trend.

Our DTG solutions utilize our patented wet-on-wet printing methodology that eliminates the common practice of separately coating and drying textiles prior to printing. This methodology also enables printing on a wide range of untreated fabrics, including cotton, wool, polyester, lycra and denim. With throughputs ranging from 32 to 250 garments per hour, our entry level, industrial and mass production DTG solutions are suited to the needs of a variety of customers, from smaller industrial operators with limited budgets to mass producers with complex manufacturing requirements. Our patented NeoPigment ink and other consumables have been specially formulated to be compatible with our systems and overcome the quality-related challenges that pigment-based inks have traditionally faced when used in digital printing. Our software solutions simplify order to production workflows in the printing process, by offering a complete solution from web and traditional order intake through graphic job preparation and execution. We also offer customers maintenance and support services, as well as value-added services and application consulting, aimed at optimizing the number of impressions printed by our systems.

Building on the expertise and capabilities that we have accumulated in developing and offering differentiated solutions for the industrial DTG market, we also market an industrial digital printing solution, the Allegro, which targets the on-demand DTF market. While the DTG market generally involves printing on finished garments, the DTF market is focused on printing on fabrics that are subsequently converted into finished garments, home or office décor, and other items. The Allegro utilizes our proprietary wet-on-wet printing methodology and houses an integrated drying and curing system. It offers the first single-step eco-friendly, stand-alone industrial DTF digital textile printing solution available on the market. We primarily market the Allegro to innovative web-based businesses operating on-demand business models that require a high degree of variety and limited quantity orders, as well as to fabric converters, which source large quantities of fabric and convert untreated fabrics into finished materials to be sold to garment and home décor manufacturers. We believe that with the Allegro we are well positioned to take advantage of the growing trend towards customized home décor and on-demand fabric printing. We began selling the Allegro commercially in the second quarter of 2015.

We were founded in 2002 in Israel, shipped our first system in 2005 and, as of December 31, 2018, had more than 1,200 customers globally. As of December 31, 2018, we had 444 employees located across four regions: Israel, America, Europe and Asia Pacific. In the year ended December 31, 2018, we generated revenues of $142.4 million, representing an increase of 24.8% over the prior fiscal year. In the year ended December 31, 2018, we generated 57.2% of our revenues from the Americas region, 31.8% from the Europe, Middle East and Asia (“EMEA”) region, and 11% from the Asia Pacific region.

Our Competitive Strengths

The following are our key competitive strengths:

Leading player in the fast-growing industrial digital DTG market.

We are the leading player in the fast-growing, industrial and mass production, digital DTG market based on our sales, and have more than 1,200 customers globally. We have been revolutionizing the industry since 2005 and have developed a robust solutions portfolio and scaled our go-to-market infrastructure over the course of this period. Other than our unique intellectual property and technology, and our robust go-to-market infrastructure, our application experts have the best industry knowledge. Consequently, we believe we can greatly support and advise our existing and future customers with the best-known methods to optimize their production environments. Our own internal estimates, based on our understanding of the industry, combined with data from available market reports on the estimated production quantities of garments, are that approximately 15 billion impressions were printed direct-to- garment in 2017 in the global apparel industry, including the decoration of, among other forms of garments, T-shirts, jerseys, and trousers. We estimate the number of annual impressions to grow to approximately 25 billion on an annualized run-rate basis, by the end of 2023. We estimate that only 1 to 2% of these impressions are printed digitally today. We therefore believe that our leadership position, combined with continued technology innovation, and operational improvements, will allow us to grow our business in the coming years.

Well-positioned to disrupt the DTF market with our unique single-step manufacturing solution. We believe we are well positioned to capitalize on the growing trend toward on-demand home décor with our unique DTF solution. Our Allegro system, combined with our proprietary process, was designed to offer a single-step manufacturing solution which is especially suited for businesses which do not have a vertically- integrated textile mill. Unlike other digital textile printers, the Allegro does not require multiple pre-processing and post-processing steps that are customarily used in vertically integrated textile mills and that utilize high levels of energy and space and have a negative environmental impact. Given its architecture, it is perfectly suited for short and micro runs. Allegro is compact in size, requires a single person to operate, and fits very well in an urban and non-industrial setting. Allegro is unique in its ability to print on multiple fabric types without the need for different inks and consumables, while generally other systems and technologies for DTF digital printing require dedication of discrete printers to specific fabric types.

Disruptive technology that enables our customers to adopt new, or improve existing, business models. Our digital printing solutions allow our customers to develop new, or improve existing, business and operational models by enabling them to produce short to medium runs of high-quality customized garments efficiently. This facilitates online business models that require an on-demand and made-to-order basis and allows brand owners to produce and decorate garments in-house. With a constantly growing worldwide customer base of approximately 1,200 customers, we are witnessing the creation of a global fulfillment network of printing specialists that are leveraged by large numbers of websites that offer customizable garment printing services. As demand from these customers continues to grow, so does utilization of our systems, which in turn print more impressions, consume more ink and once used to their full capacity, require purchasing of more systems.

Attractive business model. We currently offer a broad portfolio of differentiated digital printing solutions for the digital industrial and mass production DTG market. Our existing and growing installed base of systems results in recurring sales of ink and other consumables, which are specially formulated to enable our systems to operate at the highest throughput level. These recurring sales are generated at attractive gross margins. Recurring sales of ink and other consumables have historically offered us a degree of visibility into a significant component of our results of operations. We believe that our recurring sales model also enables us to foster close customer relationships, as it facilitates ongoing engagement with our customers, which positions us to provide tailored solutions and expands our ability to provide value-added services to our customers. Our customer relationships are further strengthened by a trend towards ownership of multiple systems, as the number of customers with at least two systems has grown from 155 as of December 31, 2014, to 271 as of December 31, 2018, and the number of customers with at least 10 systems has grown from nine as of December 31, 2014, to 17 as of December 31, 2018. We anticipate revenue from services to increase over time as we reach upgrade cycles across our growing installed base and continue to expand our service contracts business model. Additionally, sales of ink and other consumables are generally higher in high throughput systems such as the Vulcan, Atlas, Avalanche and Allegro systems. Large customers typically run at high utilization rates and can consume up to five times as much ink per year compared to other customers. By developing and implementing proprietary end-to-end solutions for our customers, we believe our business model is differentiated from more commoditized solutions serving the same end markets. We have proven our ability to grow revenues while maintaining an attractive margin profile and we intend to continue investing in our business to drive profitable growth in the future.

Product upgrade strategy. In 2016 we started implementing a long-term strategy for supporting our installed base with upgrade paths to newer, more advanced, systems. The goal of this strategy is to allow our customers to extend the return on their investment in Kornit systems, and in return, we enjoy growth in system utilization and on-going capital investments in our equipment through the depreciation cycle.

Robust intellectual property portfolio driven by an innovation-based culture. Our intellectual property portfolio reflects over a decade of significant investments in digital textile printing, which we believe creates significant barriers to entry. We have developed a strong base of technology know-how, backed by our portfolio of intellectual property, which includes 29 issued patents and 19 provisional or pending US applications, 31 pending non-US patent applications and 11 pending PCT applications that cover wet-on-wet printing methodology, ink formulations, printing processes and related methods and systems. Our team of over 115 researchers and developers, including chemists, electrical engineers, system engineers and mechanical engineers, ensures that our systems remain technologically advanced, and are well engineered, user-friendly and highly reliable.

Extensive product portfolio and strong new product pipeline. With throughputs ranging from 32 to 250 garments per hour, our DTG systems are suited for smaller industrial operators with limited budgets, as well as mass producers with complex needs. Since 2015, we have commercialized four new solutions in the market: the Allegro, a one-step, integrated DTF printing, drying and curing system, the Vulcan, a cost-effective digital substitution for carousel screen printing, the HD family of solutions, and the Atlas, our recently introduced high throughput mass production digital DTG system. Our future roadmap remains focused on the continued development of proprietary processes, continuously expanding the breadth of applications upon which we can print while pushing the envelope of cost-efficient manufacturing further as a means to expand our servable addressable markets.

At the heart of a true industrial revolution, or Textile 4.0. Every digital printing revolution starts with printing small quantities of particular designs where the advantages of digital technology are most pronounced. The ability to expand the addressable market of digital printing relies heavily on constant reduction of cost per printed unit (CPP). Given our deep technological foundations, we have been able to constantly reduce CPP by increasing system output as well as increasing the efficiency of our inks, allowing customers to consume less ink while achieving excellent results. Given this progression, we are now able to offer a cost-effective alternative to screen printing for runs of up to 500 garments, making our products a viable printing solution for large scale retailers who now seek to move to quick inventory replenishment and are constantly moving to shorter runs of production.

Environmentally-friendly printing processes. A significant portion of global industrial water pollution comes from textile dyeing, printing and finishing. We believe that environmental factors are beginning to assume a significant role in the decision-making process of our existing and potential customers, with an increasing number of countries adopting restrictions on the use of technologies like screen printing that generate significant wastewater. Our printing process eliminates the need for separate pre-treatment, as well as steaming, washing or rinsing of textiles during the printing process, which leads to a significant reduction in water consumption compared to conventional printing methods. In addition, our inks are biodegradable and certified by leading industry groups as being safe for system operators, consumers and the environment. Finally, our systems offer energy saving processes that result in the use of significantly less power compared to traditional printing processes. We believe that these environmental benefits will further drive market penetration of our solutions and enable manufacturers to move production closer to the consumer in a cost-effective manner.

Strong management team. Our Chief Executive Officer, Ronen Samuel, and our Chief Financial Officer, Guy Avidan, bring extensive experience of managing publicly traded companies and/or in management roles in the printing industry. Our management team’s industry expertise and extensive experience in running global companies will enable us to execute our growth strategy. Our management infrastructure also includes executives who are experienced in the management of people, large scale business, innovation and product development in larger public organizations including Intel, HP, NICE, Amdocs and Stratasys. Over the past five years, we have also invested heavily in human resources to support our growth. Since 2013, our workforce has more than doubled from 190 to 444 as of December 31, 2018. Additionally, more than 167 of our employees are in the field, enabling us to provide more localized service to our customers.

Our Strategy and Catalysts for Growth

The following are the key elements of our growth strategy and catalysts that will drive our business expansion:

Remove market and technology barriers to drive continued organic growth.

We are focused on ongoing investments in our research and development, product management, and applications development areas to continue driving innovation within the industry, thereby allowing our customers and prospects to grow their businesses by enabling them to expand their product offering with additional applications, designs, and fabric types. We focus on constantly removing barriers as they relate to quality, hand feel, and cost (as evidenced in the release of our latest HD family of solutions). We will continue to drive the productivity of our technology to allow existing and future customers to cost effectively obtain new jobs and transfer existing recurring jobs and impressions from analog to digital printing, which will drive increased sales of systems, consumables and services. As part of our strategy, we will continue to bring to the market solutions that enable efficient mass production and customization in a rapidly transforming industry that is shifting to shorter production runs and mass production of on-demand, at times one-by-one, orders. We believe that removing market barriers includes periodically introducing to the market innovative digital processes that address key industry pain points and gaps, which traditional analogue techniques cannot handle, do so with poor quality, or do so in a non-cost efficient manner. We believe that continuing to remove market and technology barriers and developing new features and functionality of our solutions will allow us to win new customers and increase system, consumables and services sales to existing customers.

Enter Key Adjacent Markets.

We plan to continue growing our customer base by targeting new customers in markets that are adjacent to the markets in which we have been operating. To date, we have been catering predominantly to the customized design market, consisting of online businesses of different sizes, focused mainly on mass customization and personalization that are enabled by using our technology. An example of our success in this market is the Master Purchase Agreement, that we entered into on January 10, 2017 with an affiliate of Amazon.com, Inc. To date we have supplied several systems, large quantities of inks and consumables and have been providing paid service to multiple facilities under the agreement. During the years 2017 and 2018, Amazon related revenues were $14.4 million and $24.2 million, respectively. We expect that our relationship with Amazon will continue to expand in the future and that they will remain a significant customer. We expect continued growth with other existing customers in the customized design market as they seek to grow capacity, provide new applications and expand into new market segments and geographies. We also expect to add new customers in the customized design market, as the market continues to grow and develop. With the breadth of our existing portfolio and our continued investment in features and functionality, we believe we are well positioned to expand our market reach by penetrating adjacent markets in the form of traditional and start-up brands, private labels, and the promotional market, in which we can drive adoption of digital DTG printing solutions in place of analogue screen-printing production methods, which are currently primarily relied upon. While we have started to penetrate these markets, directly or via third-party fulfillers and decorators, we plan to deepen our penetration into these important markets as they seek to transform their business and operating models.

Maximize system utilization by existing customers.

We are focused on increasing sales to existing customers by introducing new digital printing applications, developing new features and functionality of our systems, offering new system upgrade products, increasing sales of software and value-added services, offering a customer empowerment program inclusive of basic and advanced training, with a goal of enabling our customers to increase utilization of their systems. We also intend to actively refer business to our customers by connecting them with online businesses that seek fulfillment partners, which will enhance customer intimacy. Our objective is to help customers operate their businesses more efficiently, print more impressions and increase utilization of their systems, thereby requiring more ink and other consumables purchases as well as potential investment in new systems as they require additional capacity.

Expanding our GTM and services business.

We continue to invest in our go-to-market infrastructure across geographies, including in our sales, applications, and services teams. While maintaining an overall hybrid go-to-market strategy that includes both indirect and direct sales, we have adopted a direct sales model in North America and are assessing moving towards that model in one or more additional key markets. In North America, we initiated the transition towards direct sales via our acquisition of the U.S.-based digital DTG printing assets of SPSI in 2016, in which we acquired an increasing number of larger accounts, which require a more direct relationship between our company and the related customers. We completed the transition in North America to a full direct sales model in February 2019, with our acquisition of customer business assets from Hirsch, our former primary distributor in the United States and Canada. By fostering direct sales relationships with our North American customers, we aim to deepen our relationship with them as well as better align our product roadmap to meet their needs.

Strategic accounts are an important and valued part of our business and future growth, and we continue to make the appropriate investments in ensuring we serve their needs when it comes to sales, application consulting and services support. We expect to continue developing our strategic accounts practice in a combination of dedicated regional and corporate resources as we strive to help these important customers improve their business performances by delivering best-in-class customer experience.

We are seeking to increase the number of customers that rely on us to provide services for their systems by expanding our service capabilities and driving adoption of our portfolio of services contracts. As of December 31, 2018, we had service contracts in place with approximately 26% of our industrial and mass production installed base. Service revenues exceeded 10% of our overall revenues for the first time in 2017, and, in 2018, amounted to $16.6 million. In addition to driving gross margin improvement, we believe this will provide us an opportunity for direct contact with customers with the goal of reducing system down-time, educating customers about optimal use of our systems to drive increased utilization and growth in the number of impressions printed, expanding the variety of print applications and increasing sales of post-warranty service contracts and other professional application development services.

Extend our leadership position through acquisitions and strategic partnerships.

We seek to continue to differentiate ourselves and extend our leadership position. From time to time, we may supplement our internal efforts with complementary inorganic initiatives such as acquisitions and strategic partnerships to enhance our positioning. For example, our acquisition of Polymeric Imaging in 2015 expanded our ink technology capabilities, our acquisitions of the digital DTG printing assets of SPSI in 2016 enabled us to strengthen our direct sales channel and gain access to a large screen-printing customer base, and the acquisition of business assets from Hirsch in 2019 helped us transition to a full direct sales model in North America. Each of these acquisitions enhanced the positioning of our company. Future acquisitions may also allow us to strengthen our existing portfolio of solutions or add new capabilities.

Our Products

Our line of DTG systems offers a range of performance options depending on the needs of the customer. These options include the number and size of printing pallets, print engine, printing throughput and process ink colors, as well as other customizable features. We categorize our DTG systems into a few main category groups: Entry Level, Industrial, and Mass Production. We also intend to increase our portfolio in the near future with a specialty category. As our business and marketplace has evolved, we have shifted the mix of our system sales primarily to higher throughput systems:

Entry Level DTG: We currently have one entry level system, our Breeze system. This system reduces the need for floor space for manufacturing equipment by eliminating certain process steps and by consolidating multiple process steps into a single printing system. The Breeze allows businesses to adopt digital technology with a limited upfront investment and use the same technology as our high throughput systems but with smaller garment printing areas and at lower throughput levels.

Industrial DTG: We offer a wide range of industrial high throughput systems. Our mid-level platform, the Storm, which employs one axis of print heads and two pallets, consists of four models (Storm 2, Storm Hexa, Storm Duo and Storm 1000). Our next level of high throughput systems is based on the Avalanche platform which employs two print head axis with two pallets and comes in four different models (Avalanche, Avalanche DC, Avalanche 1000, Avalanche Hexa, Avalanche 1000R, Avalanche HexaR).

During 2017, we introduced a significant product improvement on the Avalanche platform in the form of the new R-Series systems. Incorporating a new print heads technology and ink delivery system architecture, we introduced an advanced system for ink waste management, thereby improving our customers profitability. The Avalanche 1000-R and the Avalanche Hexa-R systems replaced the former Avalanche 1000 and Avalanche Hexa systems respectively. In alignment with our products upgrade strategy an upgrade path from existing installed systems was also added to our product offering, allowing us to gain revenues from existing systems.

During 2018, we introduced our new HD technology into our industrial portfolio, based on a newly developed printing engine and ink-set. This new technology was specifically designed to achieve superior printing quality with lower ink laydown, resulting in lower cost-per-print and better overall cost of ownership to our customers. The HD technology is offered in the Storm platform in a hexa configuration (Storm HD6) and in the Avalanche platform in two configurations of hexa color and CMYK (Avalanche HD6 and Avalanche HDK). In alignment with our products upgrade strategy, an upgrade path from existing installed systems was also added to our product offering, enabling our customers to improve cost of ownership on their existing systems and allowing us to gain revenues from our existing installed base. The unique capabilities of the HD technology, in print quality and cost per print, and its availability on our two main industrial platforms, serve our strategy of screen-printing replacement, as it will allow us to penetrate screen printing accounts of different sizes and a variety of needs.

Mass Production DTG: During 2016, we commercially launched our new high throughput platform, the Vulcan, which is geared towards addressing the needs of mass production at higher printing speeds and volumes and at a significantly lower cost per print. In the beginning of 2019, we launched our newest DTG platform – the Kornit Atlas. The Atlas represents our next generation direct-to-garment printing platform, equipped with our next generation HD technology and designed mainly for high-volume garment decoration businesses and mid-to-large size screen printers. With its retail-grade print quality, high productivity and attractive total cost of ownership, the Atlas will allow our customers to serve additional market needs and open new opportunities.

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

Direct-to-Fabric (DTF): Our Allegro system is the first DTF printing system to allow for one-step DTF printing. It combines a printing system and a drying and curing module so that a full end-to-end manufacturing process is enabled. Unlike the Allegro, most DTF printers require additional steps. The Allegro takes advantage of our patented wet-on-wet methodology to allow for in-line printing on various fabrics, without requiring a separate pre-treatment process, thereby avoiding the need to use textiles that are specifically pre-treated for digital printing. The Allegro is designed to achieve high throughputs and does not require water or steam for any part of the printing process, making it friendly to the environment. By using our proprietary pigment-based ink, Allegro can print on a variety of natural and synthetic fabrics providing customers with a significant level of flexibility. Most other dye-based systems are specifically designed to print on specific fabric types and cannot be used with other types of fabric as the processes and consumables used vary considerably from one to the other.

Our systems range in price from $69,000 to over $820,000 and consume an average of $5,000 to $300,000 of ink and consumables annually per system.

DTG Systems:

The following table summarizes key aspects of our DTG systems, all of which are compatible with a wide range of fabrics, including cotton, wool, polyester, viscose, lycra and various blends, and print at maximum resolutions ranging from 600 to 1,200 DPI. Our systems are currently unable to print at a level of quality acceptable for large scale manufacturing on dyed polyester or nylon. However, we are in advanced stages of developing the capability to print on dyed polyester, giving us the opportunity to penetrate the lucrative athleisure market.

System	Target Customer	Effective Throughput Light/Dark Garments(1)	Colors	Max. Printing Area
Breeze	Entry Level	32/25	CMYK + White	14 x 18 in
Storm II	High Throughput	120/65	CMYK + White	20 x 28 in
Storm 1000	High Throughput	170/85	CMYK + White	20 x 28 in
Storm Hexa	High Throughput	170/85	CMYKRG + White	20 x 28 in
Storm HD6	High Throughput	70/55(2)	CMYKRG + White	20 x 28 in
Storm Duo	High Throughput	190/N.A	CMYK + White	20 x 28 in
Avalanche	High Throughput	150/100	CMYK + White	23.5 x 35 in
Avalanche DC Pro	High Throughput	150/100	CMYK + White + Discharge ink	23.5 x 35 in
Avalanche 1000	High Throughput	220/160	CMYK + White	23.5 x 35 in
Avalanche Hexa	High Throughput	180/140	CMYKRG + White	23.5 x 35 in
Avalanche HDK	High Throughput	105/85(2)	CMYK + White	23.5 x 35 in
Avalanche HD6	High Throughput	105/85(2)	CMYKRG + White	23.5 x 35 in
Atlas	High Throughput	200/160(2)	CMYKRG + White	23.5 x 35 in
Paradigm II	High Throughput	120/120	CMYK	15.5 x 19.5 in
Vulcan	High Throughput	250/250	CMYKRG + White	15.5 x 19.5 in

(1)	Maximum output for sellable product for dark and light garments. Output for all systems, except the Vulcan, is measured in High Productivity print mode using A4 size prints per hour with pretreatment included. Output for the Vulcan system is measured in Standard print mode using 12 x 12 in size prints per hour with pretreatment included.

(2)	Measurement method changed to 13''x13'' image impression instead of A4.

Ink and Other Consumables

Our ink and other consumables consist of our patented NeoPigment ink, proprietary binding agent, priming fluid, wiping fluid, and flushing fluid. Our pigment-based inks are available in seven colors and are formulated for optimal use exclusively in our systems. Our patented wet-on-wet printing methodology combines the use of pigments rather than dyes in conjunction with our proprietary binding agent and allows us to print on a wide range of fabrics without the need for a separate pre-treatment process or system reconfiguration, resulting in minimal setup times for each run and high throughput levels. Given the proprietary nature of our printing methodology, our ink and consumables attachment rate is close to 100%. We also continuously invest in the development of new ink formulas for our systems in order to expand the range of fabrics on which we can print, further increase the quality of our high-resolution images and designs and improve color fastness.

We have developed two patented methods for printing on dark or colored fabrics. The first method involves printing a layer of specially formulated white ink as a base upon which to print colored images and designs. Printing on top of this foundation enhances color intensity and creates contrast against the dark or colored fabric. In addition, we have developed a patented discharge ink for printing on dark or colored fabrics. The discharge ink bleaches the fabric dye and applies colored ink in the locations where the discharge ink removed the fabric dye. This method, which is primarily used by brand owners and contract printers, allows the printing of high-resolution images and designs without compromising the texture or feel of the garment.

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

Some of our customers also purchase our QuickP Designer software. QuickP Designer is a software package that combines our own internally developed Raster Image Processing, or RIP, software with other print job management capabilities and includes an advanced ink consumption estimation tool. A single QuickP Designer license can be used to support multiple Kornit systems.

In 2018 we introduced to market a new professional RIP software specifically designed in full collaboration with ColorGate. This new offering allows our customers to enhance our systems’ performance in the areas of print quality and color management, allowing them to achieve superior results and manage high-end color demanding applications. The combination of this new product offering, together with our HD technology, also serves our screen-printing replacement strategy, allowing our customers to achieve color accuracy and matching to screen prints.

Our Services

Our services consist of maintenance and support, and professional services. We are seeking to increase the number of customers that rely on us to provide services for their systems by expanding our service capabilities. As of December 31, 2018, we had service contracts in place with approximately 26% of our industrial and mass production installed base. Service revenues exceeded 10% of our overall revenues for the first time in 2017 and, in 2018, amounted to $16.6 million. In addition to driving gross margin improvement, we believe this will provide us an opportunity for direct contact with customers with the goal of reducing system down-time, educating customers about optimal use of our systems to drive increased utilization, expanding the variety of print applications and increasing sales of post-warranty service contracts and other professional application development services.

Maintenance and Support

During 2018, we provided a 12-month warranty on our systems, which covers parts, labor and remote support. Our customers can also purchase an additional year of service and support coverage in conjunction with their initial purchase of our systems. Thereafter, customers can renew maintenance and support contracts for additional periods by purchasing a maintenance and support package that covers remote support, maintenance, software release and onsite yearly maintenance, or they can choose to rely on our support on a non-contractual time and materials basis. In the United States, we provide maintenance and support directly to our customers. In the EMEA region, we provide maintenance and support to approximately half of our customers, depending on their location. In the Asia Pacific region, our independent distributors provide initial maintenance and support, and we provide second-line support when needed.

Professional Services

Our systems are designed such that customers can operate them without the assistance of our company or our independent distributors. However, nearly all customers purchase our basic installation package and some take our advanced training program. Our advanced training program is an onsite tutorial ranging from three to five days, which includes customized consulting aimed at optimizing the use of our systems. Courses are also provided at our regional offices. We continuously seek to expand the number and content of the training programs. We recently launched our Customer Empowerment Plan that emphasizes knowledge-transfer to our customers. We have furthermore established three training centers at our regional offices that are aimed at familiarizing customers with their systems by obtaining access to online training and documentation, and by getting to know important operation, maintenance and application procedures by attending technical and application training in our training center. We provide professional services to customers in all regions, both in person and through advanced web-based learning systems.

Our Customers

Our diverse global customer base consisted of more than 1,200 customers as of December 31, 2018. Throughout our growing installed base, our customers can serve a variety of different business models, particularly the new business models that have developed in response to the evolution of consumer trends and the rapid growth of the online retail market. Our solutions enable this category of “web-to-print” businesses to fulfill consumer demand more quickly and cost-effectively in a manner that is differentiated from traditional brick and mortar businesses. A number of large-scale, web-to-print platforms have emerged. These platforms often leverage digital printing solutions to facilitate business for other content providers.

The ecosystem of web-to-print businesses that we currently serve includes:

Self-Fulfillment. Companies manufacturing and selling their own designs that are advertised on their own websites and through other marketing means.

Hybrid Printers. Companies that both manufacture in-house and outsource manufacturing to third party fulfillment providers, who are often also our customers.

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

D.	Property, Plant and Equipment

Our corporate headquarters are located in Rosh Ha’Ayin, Israel in an office and research and development facility consisting of approximately 83,000 square feet. The lease for this office expires in December 2020, with an option to extend the lease for an additional five years. We lease an additional facility of approximately 8,000 square feet near our corporate headquarters. The lease for this additional space expires in December 2020, with an option to extend the lease for an additional 18 months. In Israel, we also lease a manufacturing facility in Kiryat Gat, which consists of approximately 19,000 square feet. The lease for the Kiryat Gat manufacturing facility expires on May 31, 2021, and we have an option to lease this facility for an additional three years. We can terminate this lease by providing 180 days’ prior notice. The current utilization of the total production capacity at this facility would allow us to more than double our current output at the facility by increasing the number of shifts on the existing production lines by hiring additional manufacturing personnel and without requiring us to expand the physical structure of the facility. We have secured a location for a new, modern, manufacturing facility that we intend to build in Kiryat Gat with the goal of increasing operational efficiency and providing for improved safety and security. Construction has begun in January 2019 and is expected to be completed by 2021. We currently expect to incur capital expenditures for the new facility in order to complete the acquisition of the property and building of this facility.

Our new U.S. headquarters are located in Englewood, New Jersey. We have entered into a lease for these headquarters, which are comprised of approximately 15,845 square feet of offices and warehouse. The lease for this location expires in February 2028. We also maintain a smaller office in Mequon, Wisconsin, which was the location of our U.S. headquarters prior to their relocation to New Jersey. We maintain additional sales, support and marketing offices in Dusseldorf, Hong Kong and Shanghai.

ITEM 4A.	Unresolved Staff Comments.

None.

ITEM 5.	Operating and Financial Review and Prospects.

The information contained in this section should be read in conjunction with our financial statements for the year ended December 31, 2018 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We develop, design and market innovative digital printing solutions for the global printed textile industry. Our vision is to revolutionize this industry by facilitating the transition from analog processes that have not evolved for decades to digital methods of production that address contemporary supply, demand and environmental dynamics. We focus on the rapidly growing high throughput DTG and DTF segments of the printed textile industry. Our solutions include our proprietary digital printing systems, ink and other consumables, associated software and value-added services that allow for large scale printing of short runs of complex images and designs directly on finished garments and fabrics.

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

Building on the expertise and capabilities we have accumulated in developing and offering differentiated solutions for the DTG market, we market a digital printing solution, the Allegro, targeting the DTF market. While the DTG market generally involves printing on finished garments, the DTF market is focused on printing on fabrics that are subsequently converted into finished garments, home or office décor and other items. The Allegro utilizes our proprietary wet-on-wet printing methodology and houses an integrated drying and curing system. We primarily market the Allegro to web-based businesses that require a high degree of variety and limited quantity orders, as well as to fabric converters, which source large quantities of fabric and convert untreated fabrics into finished materials to be sold to garment and home décor manufacturers. We believe that with the Allegro we are well positioned to take advantage of the growing trend towards customized home décor. We began selling the Allegro commercially in the second quarter of 2015.

Our go to market strategy consists of a hybrid model of indirect and direct sales, with a trend towards adopting a direct sales model in certain key markets, as we have done in North America. We have historically generated a significant portion of our sales through a global network of independent distributors and value added resellers that we refer to as our channel partners. Our channel partners, in turn, sell the solutions they purchase from us to customers for whom we provide installation services, or sell and install our solutions on their own. Our channel partners work closely with our sales force and assist us by identifying potential sales targets, closing new business and maintaining relationships with and, in certain jurisdictions, providing support directly to our customers. Our agreement with our previous primary independent distributor in North America has terminated effective as of February 7, 2019. We expect that we may experience an initial disruption to our sales efforts in that region as we transition from our previous sales structure to a direct sales model. In addition, a shift to a direct sales model may result in a short-term adverse impact on our results of operations.

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

We were founded in 2002 in Israel and shipped our first system in 2005. As of December 31, 2018, we had 444 employees located across four regions: Israel, America, Europe and the Asia Pacific region.

A.	Operating Results

The information contained in this section should be read in conjunction with our audited financial statements for the years ended December 31, 2016, 2017 and 2018 and related notes and the information contained in ITEM 18. Financial Statements. Our financial statements have been prepared in accordance with GAAP.

Components of Statement of Operations

Revenues

Systems, Ink and Other Consumables, Value Added Services

Substantially all of our revenues are generated from sales of our systems and ink and other consumables. Prior to 2017, we derived, and in the near term we expect to continue to derive, a majority of our revenues from sales of our systems. However, in 2017, due to lower systems sales which resulted in large part from the delay in receipt of permits for a new site for one of our large customers in the United States, we derived a larger portion of our revenues from sales of ink and consumables.  In the medium term, we are targeting an equal mix of revenues from our systems compared to ink and other consumables. We do not consider the period to period change in our total installed base to be a helpful metric in assessing our performance because we currently sell a number of different systems that have significantly different throughput characteristics and average selling prices. Accordingly, since we have not experienced material changes in the prices at which we sell ink and other consumables, we believe the best measure of the success of our strategy is the amount of the increase in revenues from ink and other consumables that is generated in each period.

We generate the services portion of our revenues from the provision of spare parts to our distributors and customers, post-warranty service contracts, value added services consisting of time and material based support and system upgrades.

We have historically sold our products directly and through independent distributors who resell them to customers. Sales by our distributors accounted for approximately 49% and 44% of our revenues during 2017 and 2018, respectively. On July 1, 2016, we completed the acquisition of the DTG assets of one of our distributors in the United States, which increased our direct sales during 2016. On February 7, 2019, our agreement with our previous primary independent distributor in North America, which accounted for 18% and 15% of our revenues in the years ended December 31, 2017 and 2018, respectively, terminated. Despite our transition to a direct sales model in North America, we continue to generate a small, non-material portion of our revenues from the distribution of our products in North America via certain independent distributors.

We recognize revenues in accordance with ASC No. 606, “Revenue from Contracts with Customers”. As such, we recognize revenue under the core principle that transfer of control to our customers should be depicted in an amount reflecting the consideration we expect to receive in revenue. Therefore, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when, or as, we satisfy a performance obligation.

We periodically provide customer incentive programs including product discounts, volume-based rebates and warrants, which are accounted for as variable consideration which is deducted from revenue in the period in which the revenue is recognized. These reductions to revenue are made based upon reasonable and reliable estimates that are determined by historical experience and the specific terms and conditions of the incentive

See “—Critical Accounting Policies—Revenue Recognition”.

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues from sales to customers located in the regions indicated below for the periods indicated:

	2016		2017		2018
	$	%	$	%	$	%
	(in thousands except percentages)
U.S.	$63,656	58.6%	$60,541	53.1%	$77,652	54.5%
EMEA	24,720	22.7	32,015	28.1	45,195	31.7
Asia Pacific	11,963	11.0	16,092	14.1	15,572	10.9
Other	8,355	7.7	5,440	4.7	3,954	2.9
Total revenues	$108,694	100.0%	$114,088	100.0%	$142,373	100.0%

Shipping and handling

Shipping and handling fees that are charged to our customers are recognized as revenue in the period shipped and the related costs for providing these services are recorded as a cost of revenues.

Cost of Revenues and Gross Profit

Cost of revenues consists primarily of payments to the third-party contract manufacturers who assemble our systems and who are responsible for ordering most of the components for those systems. Cost of revenues also includes components for our systems for which we are responsible, such as print heads, as well as raw materials for ink and other consumables.  Cost of revenues includes personnel expenses, such as operation and supply chain employees, and related overhead for the manufacturing of our systems, as well as expenses for service personnel involved in the installation and support of our systems, shipping and handling fees and overhead for the manufacturing process of ink and other consumables. For 2016, cost of revenues also included the difference between the higher carrying cost of the acquired inventory from a distributor purchased on July 1, 2016 which was recorded at fair value. We expect cost of revenues to increase in absolute dollars due to increased revenues but remain relatively constant or decrease as a percentage of total revenues, as we continue to improve our manufacturing processes and supply chain and as the costs related to our service infrastructure, which have a fixed component, are leveraged across a larger installed base.

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

We currently provide maintenance and support for all of our systems sold in the United States even if the sale is made through a distributor. We are seeking to increase the number of customers that rely on us to provide maintenance and support for their systems by expanding our maintenance and support capabilities. In addition to driving gross margin improvement, we believe this will provide an opportunity for direct contact with customers with the goal of reducing system down-time, educating customers about optimal use of our systems to drive increased utilization, expanding the variety of print applications and increasing sales of post-warranty service contracts and other professional application development services. Our service operations have not been profitable on a stand-alone basis. We are seeking to generate greater revenues from our service offering, and thereby leverage the fixed cost component associated with it, by increasing sales of post-warranty service contracts, selling upgrade kits and providing other professional services.

Operating Expenses

Our operating expenses are classified into four categories: research and development expenses, sales and marketing expenses, general and administrative expenses and restructuring expenses. For each category, the largest component is generally personnel costs, consisting of salaries and related personnel expenses, including share-based compensation expenses. Operating expenses also include allocated overhead costs for facilities, including rent payments under our facility leases. We expect personnel and allocated costs to continue to increase at a controlled pace as we hire new employees to support growth of our business, but at a slower pace than in prior years. In the long term, we expect operating expenses to decrease as a percentage of revenues.

Research and Development Expenses. The largest component of our research and development expenses is salaries and related personnel expenses for our research and development employees. Research and development expenses also include purchases of laboratory supplies; expenses related to beta testing of our systems; and allocated overhead costs for facilities, including rent payments under our facilities leases. We record all research and development expenses as they are incurred. We expect research and development expenses to slightly increase in absolute terms as we continue to hire additional personnel for the development of upgrades to existing systems and additional systems that we develop. Our current research and development efforts are primarily focused on our next generation of DTF and DTG systems. We are also investing in the development of new ink formulas for our new systems and in order to expand the range of fabrics on which we can print and further improve color quality and diversification of our high-resolution images and designs.

Sales and Marketing Expenses. The largest component of our sales and marketing expenses is salaries and related personnel expenses for our marketing, sales and other sales-support employees. Sales and marketing expenses also include trade shows, other advertising and promotions, including distributor open houses and media advertising; sales-based commissions and allocated overhead costs for facilities, including rent payments under our facilities leases. We market our solutions using a combination of internal marketing professionals and our network of channel partners. We expect sales and marketing expenses to continue to increase in absolute terms in the near term as we add sales and marketing personnel, including pursuant to our direct product distribution strategy in certain key markets.

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

Finance Income, Net

Finance income, net consists of interest income and foreign currency exchange gains or losses. Foreign currency exchange changes reflect gains or losses related to changes in the value of our non-U.S. dollar denominated financial assets, primarily cash and cash equivalents, and trade payables and receivables. As of December 31, 2018, we did not have any indebtedness for borrowed amounts. Interest income consists of interest earned on our cash, cash equivalents, short-term bank deposits and marketable securities, offset by amortization of premium on marketable securities. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period.

Taxes on Income

The corporate tax rate in Israel was 25% in 2016 and 24% in 2017 and was reduced to 23% for 2018 and all subsequent years.  However, as discussed in greater detail below under “Taxation and Israeli Government Programs Applicable To Our Company — Israeli Tax Considerations and Government Programs,” we and our wholly-owned Israeli subsidiary Kornit Technologies, are entitled to various tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law.

Starting from January 1, 2014, we consolidate the results of our Israeli operations for tax purposes such that net operating loss carryforwards of Kornit Technologies generated from 2014 onwards can be used to offset Israeli taxable income from us. Kornit Technologies currently generates sufficient net operating loss carryforwards to offset the taxable income of the parent. Accordingly, we were not subject to income tax in Israel in 2016, 2017 or 2018 and our effective tax rate was the blended rate of our Israeli tax and those of our non-Israeli subsidiaries in their respective jurisdictions of organization.

Under the Investment Law and other Israeli legislation, we are entitled to certain additional tax benefits, including accelerated depreciation and amortization rates for tax purposes on certain assets, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

Comparison of Period to Period Results of Operations

	Year Ended December 31,
	2016	2017	2018
	(in thousands)
Revenues
Products	$100,818	$101,953	$125,729
Services	7,876	12,135	16,644
Total revenues	108,694	114,088	142,373
Cost of revenues
Products	46,483	46,480	53,303
Services	12,801	13,497	19,201
Total cost of revenues	59,284	59,977	72,504
Gross profit	49,410	54,111	69,869
Operating expenses:
Research and development	17,383	20,834	21,912
Sales and marketing	18,338	21,279	25,596
General and administrative	12,259	13,578	16,436
Restructuring expenses	-	503	321
Total operating expenses	47,980	56,194	64,265
Operating income (loss)	1,430	(2,083)	5,604
Finance income, net	46	452	1,433
Income (loss) before taxes on income (tax benefit)	1,476	(1,631)	7,037
Taxes on income (tax benefit)	648	384	(5,392)
Net income (loss)	$828	$(2,015)	$12,429

	Year Ended December 31,
	2016	2017	2018
	(as a % of revenues)
Revenues
Products	92.8%	89.4%	88.3%
Services	7.2	10.6	11.7
Total revenues	100	100	100
Cost of revenues
Products	42.7	40.8	37.4
Services	11.8	11.8	13.5
Total cost of revenues	54.5	52.6	50.9
Gross profit	45.5	47.4	49.1
Operating expenses:
Research and development	16.0	18.3	15.4
Sales and marketing	16.9	18.7	18.0
General and administrative	11.2	11.9	11.5
Restructuring expenses	-	0.4	0.2
Total operating expenses	44.1	49.3	45.1
Operating income (loss)	1.3	(1.8)	3.9
Finance income, net	0.0	0.4	1
Income (loss) before taxes on income (tax benefit)	1.4	(1.4)	4.9
Taxes on income (tax benefit)	0.6	0.3	(3.8)
Net income (loss)	0.8%	(1.8)%	8.7%

Comparison of the Years Ended December 31, 2017 and 2018

Revenues

Revenues increased by $28.3 million, or 24.8%, to $142.4 million in 2018 from $114.1 million in 2017, which is net of $4.6 million and $2.9 million, in 2018 and 2017, respectively, in fair value of the warrants associated with revenues recognized from Amazon. The growth in revenues resulted from a 16.4% increase in ink and other consumables revenues to $59.9 million in 2018 from $51.5 million in 2017, a 37.2% increase in service revenues to $16.6 million in 2018 from $12.1 million in 2017, and an increase of 30.4% in systems revenues from $50.5 million in 2017 to $65.8 million in 2018. The $8.4 million increase in ink and other consumables revenues was due to higher sales volumes of ink and other consumables and our larger installed base. The $15.3 million increase in systems revenues was particularly attributable to the launch of HD systems and upgrades. The increase in our services revenues was primarily due to an increase in sales of spare parts and service contracts to our installed base as well as an increase in systems upgrades.

Cost of Revenues and Gross Profit

Cost of revenues increased by $12.5 million, or 20.9%, to $72.5 million in 2018 from $60.0 million in 2017. Gross profit increased by $15.8 million, or 29.1%, to $69.9 million in 2018 from $54.1 million in 2017. Gross margin was 49.1% in 2018, compared to 47.4% in 2017. Gross margin increased as a result of the shift in mix of system revenues in favor of high throughput industrial systems, which have a relatively higher gross margin percentage, and due to a decrease in inventory write offs by $1.2 million compared to 2017. The increase in gross profit was also due to economies of scale in our operations, partially offset by lower services gross margin, which resulted from an increase in labor costs due to our more widely dispersed install base.

Operating Expenses

	Year Ended December 31,
	2017		2018		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
			($ in thousands)
Operating expenses:
Research and development	$20,834	18.3%	$21,912	15.4%	$1,078	5.2%
Sales and marketing	21,279	18.7	25,596	18.0	4,317	20.3
General and administrative	13,578	11.9	16,436	11.5	2,858	21.0
Restructuring expenses	503	0.4	321	0.2	(182)	(36.2)
Total operating expenses	$56,194	49.3%	$64,265	45.1%	8,071	14.4%

Research and Development. Research and development expenses increased by 5.2% in 2018 compared to 2017. This resulted primarily from an increase of $1.2 million in salaries and related personnel expenses and share based compensation due to an increase in the number of employees, with higher seniority and variable compensation payout, compared to 2017. As a percentage of total revenues, our research and development expenses decreased during this period from 18.3% in 2017 to 15.4% in 2018.

Sales and Marketing. Sales and marketing expenses increased by 20.3% in 2018 compared to 2017. This increase was primarily due to an increase of $2.7 million in salaries and related personnel expenses and share-based compensation expenses mainly due to a higher average number of employees during 2018 compared to 2017, higher cost per employee in 2018, increase in sales commissions and variable compensation paid in 2018, and a $0.5 million increase in distribution commissions paid due to a shift to direct sales of strategic accounts. As a percentage of total revenues, our sales and marketing expenses decreased during this period from 18.7% in 2017 to 18.0% in 2018.

General and Administrative. General and administrative expenses increased by 21.0% in 2018 compared to 2017. This primarily resulted from an increase of $3.1 million in salaries, related personnel expenses and share-based compensation expenses mainly due to the hiring of additional personnel, our CEO transition, and variable compensation payments. As a percentage of total revenues, our general and administrative expenses decreased from 11.9% in 2017 to 11.5% in 2018.

Restructuring Costs. During 2017, we determined to transition our US headquarters to New Jersey. As part of this transition, we entered into agreements with certain employees for early retirement or retention. We recorded an expense of $0.5 million and $0.3 million in 2017 and 2018, respectively, related to those agreements.

Finance Income, Net

Finance income, net reflected income of $0.5 million in 2017 and income of $1.4 million in 2018. The $0.9 million increase primarily resulted from $0.1 million of financial income in 2018 compared to $0.8 million of financial expense in 2017 resulting from exchange rate differences.

Taxes on Income

Taxes on income amounted to $0.4 million in 2017, compared to $5.4 million of tax benefit in 2018. We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. As of each reporting date, our management considers new evidence, both positive and negative, that could impact management’s view with regards to the future realization of deferred tax assets for each jurisdiction. During the year ended December 31, 2018, we released $5.5 million of valuation allowances against our deferred tax assets, primarily related to the carrying forward of net operating losses, or NOLs.

Comparison of the Years Ended December 31, 2016 and 2017

Revenues

Revenues increased by $5.4 million, or 5.0%, to $114.1 million in 2017, which is net of $2.9 million fair value of the warrants associated with revenues recognized from Amazon, from $108.7 million in 2016, which is net of $2.0 million fair value of the warrants associated with revenues recognized from Amazon. The growth in revenues resulted from a 20.1% increase in ink and other consumables revenues to $51.5 million in 2017 from $42.8 million in 2016, a 54.1% increase in service revenues to $12.1 million in 2017 from $7.9 million in 2016 and a decrease of 12.9% in systems revenues from $58.0 million in 2016 to $50.5 million in 2017. The $8.7 million increase in ink and other consumables revenues was due to higher sales volumes of ink and other consumables and our larger installed base. The $7.5 million decrease in systems revenues was attributable to lower system sales in 2017, particularly in North America, with a significant impact coming from the delay in receipt of permits for a new site for one of our large customers in the US as well as longer sales cycle s for our Vulcan platform. The increase in our services revenues was primarily due to an increase in sales of spare parts and service contracts to our installed base as well as an increase in systems upgrades.

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

Revenue Recognition

Effective January 1, 2018, we adopted the Accounting Standards Codification 606, Revenue from Contracts with Customers (ASC 606) using the modified retrospective method applied to those contracts which were not substantially completed as of January 1, 2018. As a result of this adoption, we revised our accounting policy for revenue recognition as detailed below. The new standard application had no material effect on the pattern of our revenue recognition.

We generate revenues from sales of systems, consumables and services. We generate revenues from sale of our products directly to end-users and indirectly through independent distributors, all of whom are considered end-users. We recognize revenue under the core principle that transfer of control to our customers should be depicted in an amount reflecting the consideration we expect to receive in revenue. Therefore, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract, and recognize revenues when, or as, we satisfy a performance obligation.

Revenues from products, which consist of systems and consumables, are recognized at the point in time when control has transferred, in accordance with the agreed-upon delivery terms. In respect of sale of systems with installation and training, we consider the installation and training to be a separate performance obligation from the systems. Therefore, revenues are recognized in accordance with the agreed-upon delivery terms once all other revenue recognition criteria have been met.

Revenues from services are derived mainly from the sale of print heads, spare parts, upgrade kits and service contracts. Our print heads, spare parts and upgrade kits revenues (collectively “Spare parts”) are recognized at the point in time when control has transferred, in accordance with the agreed-upon delivery terms. Service contracts are recognized over time, on a straight-line basis, over the period of the service.

For multiple performance obligations arrangements, such as selling a system with a service contract, installation and training, we account for each performance obligation separately, as it is distinct. The transaction price is allocated to each distinct performance obligation on a relative stand-alone selling price, or SSP, basis, and revenue is recognized for each performance obligation when control has passed. In most cases, we are able to establish SSP based on the observable prices of services sold separately in comparable circumstances to similar customers and for products based on our best estimates of the price at which we would have sold the product regularly on a stand-alone basis. We reassess the SSP on a periodic basis or when facts and circumstances change.

We periodically provide customer incentive programs in the form of product discounts, volume-based rebates and warrants, which are accounted for as variable consideration that are deducted from revenue in the period in which the revenue is recognized. These reductions to revenue are made based upon reasonable and reliable estimates that are determined according to historical experience and the specific terms and conditions of the incentive.

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

As of December 31, 2018, we had $30.0 million of inventory of which $17.4 million consisted of raw materials and components and $12.6 million consisted of completed systems, ink and other consumables. We recorded inventory write-offs in total amounts of $2.2 million, $3.0 million and $1.8 million for the years ended December 31, 2016, 2017 and 2018, respectively.

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

We selected the binomial option pricing model as the most appropriate method for determining the estimated fair value of options which requires the use of subjective assumptions, including the expected term of the award and the expected volatility of the price of our common stock. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the consolidated financial statements based on the department to which the related employee reports. We will continue to use judgment in evaluating the assumptions related to our share-based compensation expense on a prospective basis. As we continue to accumulate additional data, we may have refinements to our estimates, which could materially impact our future share-based compensation expense.

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

While we believe the resulting tax balances as of December 31, 2016, 2017 and 2018 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. We have filed or are in the process of filing local and foreign tax returns that may be audited by the respective tax authorities. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement; however, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statute of limitations on potential assessments expire.

Warranty costs

During 2018 we granted a one-year warranty on our systems and recorded a provision for warranty at the time at which a product’s revenue was recognized. We estimate the liability of possible warranty claims based on our historical experience. We estimate the costs that may be incurred under our warranty arrangements and record a liability in the amount of such costs at the time product revenue is recognized. We periodically assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

Marketable Securities

Marketable securities currently are comprised of debt securities. We determine the appropriate classification of marketable securities at the time of purchase and re-evaluate such designation at each balance sheet date. In accordance with FASB ASC No. 320, “Investment Debt and Equity Securities,” we classify marketable securities as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of marketable securities, as determined on a specific identification basis, are included in finance income, net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in finance income, net. We classify our marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date and our expectations as to sales and redemptions in the following year.

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

During the years ended December 31, 2017 and 2018, no other-than temporary impairment were recorded related to our marketable securities.

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

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies”. We currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, which was incorporated in Israel and of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” located in Israel and owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in any given tax year is industrial production.

The following tax benefits, among others, are available to Industrial Companies:

●	deduction of the cost of purchased know-how, patents and rights to use a patent and know-how or certain other intangible property rights (other than goodwill) that were purchased in good faith and are used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;

●	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies controlled by it; and

●	expenses related to a public offering are deductible in equal amounts over three years, commencing in the year of the offering.

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

The following discussion is a summary of the Investment Law following its most recent amendments:

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005, referred to as Approved Enterprises. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Israeli Authority for Investments and Development of the Industry and Economy, or the Investment Center, will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise.

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

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location within Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. The benefits period is limited to 12 or 14 years from the year the company first chose to have the tax benefits apply, depending on the location of the company within Israel.

A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to deferred corporate tax in respect of the gross amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The reduced rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of a Foreign Investors’ Company (as such term is defined in the Investment Law), the 12-year limitation on reduced withholding tax on dividends does not apply.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

We currently have Benefited Enterprise programs under the Investment Law which, we believe, entitle us to a tax exemption for undistributed income and a reduced tax rate. The benefits period for our company began in 2010. Our company is expected to enjoy these tax benefits until 2019. We believe that our Israeli subsidiary Kornit Digital Technologies will meet the condition to qualify as a Preferred Technological Enterprise under the 2017 Amendment (as described below), as it meets the relevant conditions, and therefore will be subject to a tax rate of 12%.

Tax Benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes an industrial company that was incorporated in Israel, which is not wholly owned by a governmental entity, and which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate flat tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and increased to 16% and 9% in 2014 and through 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a Preferred Enterprise which is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone. As of January 1, 2017, the definition of “Special Preferred Enterprise” includes less stringent conditions.

The tax benefits under the 2011 Amendment also include accelerated depreciation and amortization for tax purposes.

As of January 1, 2014, dividends paid out of preferred income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if subsequently distributed to individuals or a non-Israeli company, withholding of 20% or such lower rate as may be provided in an applicable tax treaty will apply). In 2017 through 2019 dividends paid out of preferred income attributed to a Special Preferred Enterprise directly to a foreign parent company are subject to withholding tax at source at the rate of 5% (temporary provisions).

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a Preferred Technology Enterprise and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. These corporate tax rates shall apply only with respect to the portion of the Preferred Technology Income derived from R&D developed in Israel. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Authority (previously known as the Israeli Office of the Chief Scientist), referred to as the Innovation Authority.

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

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed from such Israeli company to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). If such dividends are distributed to a foreign parent company holding at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

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

Foreign Tax Considerations

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act of 2017, which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018.

At December 31, 2017, we re-measured our U.S. deferred tax assets and liabilities, based on the new rates at which they are expected to reverse in the future. The tax expense recorded in 2017, related to the re-measurement of the deferred tax balance, was $355 thousand.

B.	Liquidity and Capital Resources

As of December 31, 2018, we had approximately $74.1 million in cash and cash equivalents, $5.0 million in short term deposits and $48.6 million in marketable securities, which, in the aggregate, total $127.7 million. We fund our operations with cash generated from operating activities and cash raised via our April 2015 IPO and our January 2017 follow-on offering. In the past, we have also raised capital through the sale of equity securities to investors in private placements.

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

The most significant elements of our working capital requirements are for inventory, accounts receivable and trade payables. We partially fund the procurement of the components of our systems that are assembled by our third-party manufacturers. Our inventory strategy includes maintaining inventory of systems and inks and other consumables at levels that we expect to sell during the successive months based on anticipated customer demand. Our accounts receivable decreased due to the significant improvement in our days sales’ outstanding, or DSO. Our trade payables increased due to an increase in sales projected for 2019 compared to the projection for 2018.

As of December 31, 2018, we have two lines of credit with Israeli banks for total borrowings of up to $3 million, all of which was undrawn as of December 31, 2018. These lines of credit are unsecured and available subject to our maintenance of a 30% ratio of total tangible shareholders’ equity to total tangible assets and that the total credit use will be less than 70% of our and our subsidiaries’ receivables. Interest rates across these credit lines varied from 0.2% to 2.3% as of December 31, 2018.

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

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2016	2017	2018
	(in thousands)
Net cash provided by (used in) operating activities	$956	$5,990	$33,368
Net cash provided by (used in) investing activities	2,463	(46,744)	16,682
Net cash provided by financing activities	939	36,437	5,525

Net Cash Provided by (Used in) Operating Activities

Year Ended December 31, 2018

Net cash provided by operating activities in the year ended December 31, 2018 was $33.4 million.

Net cash provided by operating activities consisted of net income of $12.4 million, as adjusted upwards in an amount of $16.3 million for non-cash line items, including stock-based compensation expenses, depreciation, amortization of intangible assets, fair value of warrants deducted from revenues, amortization of premium on marketable securities, realized loss on sale of marketable securities and foreign currency translation gain on inter-company balances with foreign subsidiaries.

During 2018, our accounts receivables decreased by $1.1 million due to improvement in collection during December 2018, and as a result our days sales’ outstanding, or DSO, for the year ended December 31, 2018 was 56 compared to 74 for the year ended December 31, 2017.

During 2018, our inventory decreased by $4.0 million relative to the year ended December 31, 2017. This was primarily due to an improvement in our sales and operations planning process.

We also experienced an increase of $4.4 million in trade payables that mainly derived from an increase in the sales that we projected for 2019 compared to 2018, in line with the growth in our sales and operations.

In addition, we also had an increase in deferred taxes in 2018. Please see “ITEM 5. Operating and Financial Review and Prospects – A. Operating Results — Comparison of the Years Ended December 31, 2017 and 2018.”

Year Ended December 31, 2017

Net cash provided by operating activities in the year ended December 31, 2017 was $6.0 million.

Net cash provided by operating activities consisted of net loss of $2.0 million, as adjusted upwards in an amount of $12 million for non-cash line items, including due to a decrease of $9 million in accounts receivables due to lower revenues and higher payments received prior to the cutoff date of December 31, 2017. Our DSO for the year ended December 31, 2017 was 74 compared to 106 for the year ended December 31, 2016.

During 2017 we had an increase of approximately $10.6 million in inventory relative to the year ended December 31, 2016. This was primarily due to our strategy of increasing inventory levels to meet anticipated customer demand for our solutions. We also experienced a decrease of $3.6 million in trade payables due to a weaker fourth quarter 2017 compared to the fourth quarter of 2016.

Year Ended December 31, 2016

Net cash provided by operating activities in the year ended December 31, 2016 was $1.0 million.

Net cash provided by operating activities consisted of net income of $0.8 million, as adjusted upwards due to an increase of approximately $6.1 million in inventory from the year ended December 31, 2015 to the year ended December 31, 2016. The increased inventory levels were primarily attributable to our strategy of meeting anticipated customer demand for our solutions.

During the same period, we experienced an increase of $2.8 million in trade payables due to growth of our business and more favorable payment terms from our suppliers. In addition, trade receivables increased by $9.3 million due primarily to the growth of our business and better payment terms to our customers. Our DSO for the year ended December 31, 2016 was 106 compared to 95 for the year ended December 31, 2015 as a result of better payment terms that we provided to our customers.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was $16.7 million for the year ended December 31, 2018, which was primarily attributable to our proceeds from sale and maturity of marketable securities of $47.2 million, offset by investment in short term bank deposits and marketable securities of $23.2 million and purchase of property, plant and equipment of $7.3 million. Net cash used in investing activities for the year ended December 31, 2017, was $46.7 million which was primarily attributable to our investment in short term bank deposits and marketable securities. Net cash provided by investing activities for the year ended December 31, 2016, was $2.5 million which was primarily attributable to our proceeds from short-term bank deposits of $22.0 million offset by our purchase of marketable securities of $11.5 million, our investment in property and equipment of $5.5 million and $9.2 million paid in connection with our acquisition of SPSI.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $5.5 million for the year ended December 31, 2018, which was attributable to the exercise of share options, partially offset by payment of contingent consideration in connection with the acquisition of SPSI in an amount of $0.9 million. Net cash provided by financing activities was $36.4 million for the year ended December 31, 2017, which was primarily attributable to our follow-on offering in January 2017, in which we raised $35.1 million. Net cash provided by financing activities was $0.9 million for the year ended December 31, 2016, which was attributable to the exercise of share options

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

F.	Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2018 are summarized in the following table:

	Payments Due by Period
	(in thousands)
	Total	2019	2020	2021	2022	2023	2024 and thereafter
Operating lease obligations (1)	$14,411	$2,549	$2,415	$2,114	$1,998	$1,651	$3,684
Uncertain tax positions (2)	2,240						-
Purchase commitments (3)	12,596	12,596					-
Severance payment (4)	1,059						-
Total	$30,306	$15,145	$2,415	$2,114	$1,998	$1,651	$3,684

(1)	Operating lease obligations consist of our contractual rental expenses under operating leases of facilities and vehicles.

(2)	Consists of accruals for certain income tax positions under ASC 740 that are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 13(i) to our consolidated financial statements included in ITEM 18 of this annual report for further information regarding our liability under ASC 740. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount.

(3)	Consists of all open purchase order, or PO, commitments through the end of 2019.

(4)	Severance payments obligation of $1.1 million are payable only upon termination, retirement or death of our employees. Of this amount, $0.7 million is unfunded as of December 31, 2018. Since we are unable to reasonably estimate the timing of settlement, the timing of such payments is not specified in the table. See also Note 2(w) to our consolidated financial statements appearing in “ITEM 18. Financial Statements” of this annual report.

ITEM 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this annual report:

Name	Age	Position
Executive Officers
Ronen Samuel	50	Chief Executive Officer
Guy Avidan	56	Chief Financial Officer
Gilad Yron	46	Executive Vice President of Global Business
Directors
Yuval Cohen	56	Chairman of the Board of Directors
Ofer Ben-Zur	54	Director
Eli Blatt	56	Director
Lauri Hanover(1)(2)(3)(4)	59	Director
Marc Lesnick	52	Director
Alon Lumbroso(3)	61	Director
Yehoshua (Shuki) Nir (1)(2)(3)(4)	49	Director
Dov Ofer(1)(2)(3)	65	Director
Gabi Seligsohn	52	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Independent director under the NASDAQ Stock Market rules.

(4)	Serves as an external director under the Companies Law.

Executive Officers

Ronen Samuel has served as our Chief Executive Officer since August 1, 2018. Prior to joining our company, Mr. Samuel served in various capacities at Hewlett –Packard, or HP, over the course of the previous 18 years. Most recently, he served as Vice President and General Manager of HP Indigo and WebPress EMEA. Prior to that, Mr. Samuel led HP’s Asia Pacific and Japan region for seven years. He was also engaged in Strategic Marketing while at HP, working closely with Research and Development to define future products. While at HP, Mr. Samuel also served in various capacities as product/project manager. Prior to his career in printing technology, Mr. Samuel spent seven years in the Israeli Air Force, rising to the rank of major while serving as a fighter pilot and leading the establishment of Israel’s second Apache Squadron. Mr. Samuel received an M.B.A. from Northwestern University’s Kellogg School of Management and received an undergraduate Business and Law degree from The Interdisciplinary Center in Herzliya, Israel.

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

Directors

Yuval Cohen has served as the Chairman of our board of directors since August 2011. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in 2004 and our former controlling shareholder. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners (“JVP”), an Israeli-based venture capital fund. Prior to joining JVP, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (NASDAQ: DSPG), and Intel Corporation (NASDAQ: INTC). Currently, Mr. Cohen serves as a director of Wix.com Ltd. (NASDAQ: WIX). He also serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Harvard Business School in Massachusetts.

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

Eli Blatt has served as a member of our board of directors since August 2011. Mr. Blatt joined Fortissimo Capital in 2004. From March 1999 to May 2004, Mr. Blatt worked at Noosh, Inc., a provider of cloud-based integrated project and procurement solutions, serving as its Chief Financial Officer from 2002 to 2004 and Vice President of Operations from 1999 to 2002. From 1997 to 1999, Mr. Blatt served as Director of Operations for CheckPoint Software Technologies Inc. (NASDAQ: CHKP), an internet security company. Currently, Mr. Blatt serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Blatt holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Indiana University in Indiana.

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

Marc Lesnick has served as a member of our board of directors since August 2011. Mr. Lesnick joined Fortissimo Capital in 2004. From 2001 through 2003 prior to joining Fortissimo Capital, Mr. Lesnick served as an independent consultant to various high-tech companies and institutional investors. From 1997 to 2001, Mr. Lesnick served as the Managing Director of Jerusalem Global, a boutique investment bank based in Israel, and its affiliated entities. From 1992 to 1997 prior to joining Jerusalem Global, Mr. Lesnick was an attorney at Weil, Gotshal & Manges LLP in New York, where he focused on public offerings and mergers and acquisitions. Currently, Mr. Lesnick serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Lesnick received a B.A. in Economics from Yeshiva University in New York and a J.D. from the University of Pennsylvania in Pennsylvania.

Alon Lumbroso has served as a member of our board of directors since March 2015. Since June 2015 until August 2017, Mr. Lumbroso has been the chief executive of Dip-Tech Ltd. and from August 2017 until November 2018 served as Managing Director of Dip-Tech that become a subsidiary of Ferro (NYSE: FOE) a leading global functional coatings and color solutions. From 2011 to 2014, Mr. Lumbroso served as President of Mul-T-Lock Ltd., a subsidiary of ASSA ABLOY, a global supplier of locks and security solutions, as well as Market Region Manager of ASSA ABLOY. From 2005 to 2011, he served as Chief Executive Officer and director of Larotec Ltd., a developer and manufacturer of web-based end-to-end solutions. From 2000 to 2003, he served as Managing Director of Creo Europe (now CreoEMEA and formerly CreoScitex), a manufacturer and supplier of digital presses and printers. In addition, from 1998 to 2000, Mr. Lumbroso served as Managing Directors of Scitex and CreoScitex Asia Pacific, Hong Kong. Currently, he serves as a partner and director of iCar 2007 Ltd. Mr. Lumbroso holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Bar-Ilan University in Israel.

Yehoshua (Shuki) Nir has served as a director since July 2018, and is an external director under the Companies Law, the chairman of our compensation committee and a member of our audit committee. Since March 2017, Mr. Nir has served a director at Earlysense Ltd., a company that provides contact-free, continuous monitoring solutions for the medical and consumer digital health markets. From December 2012 to May 2016, Mr. Nir served as Senior Vice President, Corporate Marketing, and General Manager, Retail of Sandisk Corp., or Sandisk. From March 2008 to November 2012, Mr. Nir served as Senior Vice President and General Manager, Retail of Sandisk. From November 2006 through March 2008, he served in various other sales and marketing roles as a Vice President of Sandisk. Mr. Nir also served in various sales and marketing roles as a Vice President at msystems Ltd. from February 2003 until November 2006, when it was acquired by Sandisk. Prior to that, Mr. Nir held sales and marketing positions at Destinator Ltd. and also co-founded and served as Chief Executive Officer of MindEcho, Inc. Mr. Nir is a member of the board of directors of EarlySense Ltd., a company that provides contact-free, continuous monitoring solutions for the medical and consumer digital health markets. Mr. Nir has a B.A. in Law and Accounting and an M.B.A. from Tel Aviv University.

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

Gabi Seligsohn has served as a member of our board of directors since March 2015. He also served as our Chief Executive Officer from April 2014 through July 2018. From August 2006 until August 2013, Mr. Seligsohn served as the President and Chief Executive Officer of Nova Measuring Instruments Ltd., (“Nova”) (NASDAQ: NVMI), a designer, developer and producer of optical metrology solutions. From 1998 until 2006, Mr. Seligsohn served in several key positions in Nova, including Executive Vice President of the Global Business Management Group from August 2005 to August 2006. From August 2002 until August 2005, he served as President of Nova’s U.S. subsidiary, Nova Measuring Instruments Inc. Additionally, prior to August 2002, Mr. Seligsohn was Vice President Strategic Business Development of Nova Measuring Instruments Inc. where he established Nova’s OEM group and managed the Applied Materials and Lam Research accounts between 2000 and 2002. From 1998 until 2000, he served as Global Strategic Account Manager for Nova’s five leading customers. Mr. Seligsohn joined Nova after serving two years as Sales Manager for key financial accounts at Digital Equipment Corporation. Currently, Mr. Seligsohn serves as a director of DSP Group Inc. (NASDAQ: DSPG). In 2010, he was voted Chief Executive Officer of the year by the Israeli Institute of Management for hi-tech industries in the large company category. He holds an LL.B. from the University of Reading in Reading, England.

Arrangements Concerning Election of Directors; Family Relationships

Our board of directors consists of nine directors. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers or senior management members.

B.	Compensation

The aggregate compensation paid and equity-based compensation and other compensation expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2018 was $5.0 million. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. As of December 31, 2018, options to purchase 385,396 ordinary shares and 103,481 RSU’s granted to our directors and executive officers were outstanding under our share incentive plans, with a weighted average exercise price of $12.70 per share for the options. Certain of our officers and directors receive a severance payment of up to four months’ of their base salary upon termination of their employment.

The following table presents the grant dates, number of options and RSUs, and related exercise prices and expiration dates of options granted to our directors and executive officers for the year ended December 31, 2018:

Grant Date	Number of Options	Number of RSUs	Exercise Price (per Share) of Options	Expiration Date of Options
February 15, 2018		20,000
July 19, 2018		33,849
August 1, 2018		38,567
August 8, 2018	42,500	14,167	$18.80	August 8, 2028

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

Our directors are entitled to cash compensation as follows:

All of our non-employee directors receive annual fees and per-meeting fees for their service on our board and its committees as follows:

●	annual fees in the amount of $35,000 and $41,000 for the chairman; and

●	per-meeting fees in the amount of $1,000 or $500 for participation in meetings via phone.

In addition, commencing with our 2018 annual general meeting of shareholders, we provide for annual restricted share unit, or RSU, grants to our non-employee directors. The number of RSUs granted to each director is linked to a fixed value— $100,000, in the case of the Chairman of the Board, and $80,000, in the case of all other non-employee directors. The actual number of RSUs to be granted each year with the foregoing $100,000 and $80,000 values is determined based on the closing price of our ordinary shares on the NASDAQ Global Select Market on the date of our annual shareholder meeting. Our RSU grant agreements for non-employee directors are subject to the following additional terms:

●	the RSUs are granted to each non-employee director as of the date of the annual shareholder meeting and on the date of each annual general meeting thereafter;

●	the RSUs vest in their entirety on the first anniversary of the grant, provided the director continues to serve as a director of our company at such anniversary;

●	the RSUs, to the extent then unvested, become fully vested (a) immediately prior to the consummation of a Change of Control (as defined under our 2015 Plan (described below)) in which the director is required to resign from or is otherwise terminated from the service as a director, or (b) upon termination of service of such director occurring immediately after the consummation of a Change of Control; and

●	the RSUs are otherwise subject to the terms of the 2015 Plan.

Executive Officer Compensation

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2018, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, variable compensation, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)

Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)
	(in thousands, US dollars)
Ronen Samuel, Chief Executive Officer	243	67	362	73	708
Gabi Seligsohn, former Chief Executive Officer	531	77	367	300	1,275
Guy Avidan, Chief Financial Officer	259	58	155	365	838
Gilad Yron, EVP Global Business	342	59	183	247	830
Nuriel Amir, former Chief Technology Officer	238	57	134	163	593

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.

(2)	All current executive officers listed in the table are our full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2018.

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4)	Amounts reported in this column refer to incentive and variable compensation payments which were paid or accrued with respect to 2018.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2018 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph (r) of Note 2 to our audited financial statements, which are included in “ITEM 18 Financial Reports” of this annual report.

2004 Share Option Plan

In May 2004 our board of directors adopted and our shareholders approved our 2004 Share Option Plan, or the 2004 Plan. The 2004 Plan was amended on June 15, 2005. We no longer grant options under the 2004 Plan because it was superseded by the 2012 Plan, although previously granted awards remain outstanding. As of December 31, 2018, we had options to purchase 1,909 ordinary shares outstanding under the 2004 Plan.

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

Section 102 of the Ordinance allows employees, directors and officers, who are not controlling shareholders, to receive favorable tax treatment for compensation in the form of shares or options. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, which provides the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gain track.” Note, however, that under Section 102(b)(3) of the Ordinance, if the company granting the shares or options is a publicly traded company or is listed for trading on any stock exchange within a period of 90 days from the date of grant, any difference between the exercise price of the Awards (if any) and the average closing price of the company’s shares at the 30 trading days preceding the grant date (when the company is listed on a stock exchange) or 30 trading days following the listing of the company, as applicable, will be taxed as “ordinary income” at the grantee’s marginal tax rate. In order to comply with the terms of the capital gain track, all securities granted under a specific plan and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of such securities and other shares received following any realization of rights with respect to such securities, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant grantee. The trustee may not release these securities to the relevant grantee before 24 months from the date of grant and deposit of such securities with the trustee. However, under this track, we are not allowed to deduct an expense with respect to the issuance of the options or shares.

The vesting schedule of options granted under the 2004 Plan is set forth in each grantee’s grant letter.

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

2012 Share Incentive Plan

In October 2012, our board of directors adopted and our shareholders approved our 2012 Share Incentive Plan, or the 2012 Plan. The 2012 Plan replaced our 2004 Plan. We no longer grant options under the 2012 Plan because it was superseded by the 2015 Plan, although awards that were previously granted under the 2012 Plan remain outstanding. The 2012 Plan provides for the grant of options, restricted shares, restricted share units and other share-based awards to our and our subsidiaries’ and affiliates’ directors, employees, officers, consultants, advisors, and any other person whose services are considered valuable to us or our affiliates, to continue as service providers, to increase their efforts on our behalf or on behalf of our subsidiary or affiliate and to promote the success of our business. As of December 31, 2018, we had options to purchase 187,018 ordinary shares outstanding under the 2012 Plan.

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

Options, other than certain incentive share options, that are not exercised within seven years from the grant date expire, unless otherwise determined by our board of directors or its designated committee, as applicable. Share options that qualify as “incentive stock options” and are granted to a person holding more than 10% of our voting power will expire within five years from the date of the grant. In the event of the death of a grantee while employed by or performing service for us or a subsidiary or within three months after the date of the employee’s termination, or the termination of a grantee’s employment or services for reasons of disability, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination within a period of one year from the date of disability or death. If a grantee’s employment or service is terminated by reason of retirement in accordance with applicable law, the grantee may exercise his or her vested options within the three-month period after the date of such retirement. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may generally exercise his or her vested options within 90 days of the date of termination. Any expired or unvested options return to the pool and become available for reissuance.

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

2015 Incentive Compensation Plan

In March 2015, we adopted our 2015 Incentive Compensation Plan, or the 2015 Plan. The 2015 Plan provides for the grant of share options, share appreciation rights, restricted share awards, restricted share units, cash-based awards, other share-based awards and dividend equivalents to our company’s and our affiliates’ respective employees, non-employee directors and consultants. The reserved pool of shares under the 2015 Plan is the sum of (i) 661,745 shares; plus (ii) on January 1 of each calendar year during the term of the 2015 Plan a number of shares equal to the least of: (x) 3% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, (y) an amount determined by our board of directors, and (z) 1,965,930 shares. From and after the effective date of the 2015 Plan, no further grants or awards shall be made under the 2012 Plan. Generally, shares that are forfeited, cancelled, terminated or expire unexercised, settled in cash in lieu of issuance of shares under the 2015 Plan or the 2012 Plan shall be available for issuance under new awards. Generally, any shares tendered or withheld to pay the exercise price, purchase price of an award, or any withholding taxes shall be available for issuance under new awards. Shares delivered pursuant to “substitute awards” (awards granted in assumption or substitution of awards granted by a company acquired by us) shall not reduce the shares available for issuance under the 2015 Plan.

As of December 31, 2018, we had options to purchase 1,394,637 ordinary shares and 414,420 unvested RSUs outstanding under the 2015 Plan and 1,960,465 ordinary shares reserved for additional grants, including the increase which was effective on January 1, 2019.

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

Share appreciation rights, or SARs, are awards entitling a grantee to receive a payment representing the difference between the base price per share of the right and the fair market value of a share on the date of exercise. SARs may be granted in tandem with an option or independent and unrelated to an option. The terms of SARs granted under the 2015 Plan, including the base price per share, vesting provisions and the duration of an SAR, shall be determined by the compensation committee and set forth in an award agreement. Except as provided in the applicable award agreement, or in the discretion of the compensation committee, an SAR may be exercised only to the extent that it is then exercisable and shall terminate immediately upon a termination of service of the grantee. At the discretion of the compensation committee, SARs will be payable in cash, ordinary shares or equivalent value or some combination thereof.

Restricted share awards are ordinary shares that are awarded to a grantee subject to the satisfaction of the terms and conditions established by the compensation committee in the award agreement. Until such time as the applicable restrictions lapse, restricted shares are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the grantee who holds those shares.

RSUs are awards covering a number of hypothetical units with respect to shares that are granted subject to such vesting and transfer restrictions and conditions of payment as the compensation committee may determine in an award agreement. RSUs, once vested, may be settled for the grantee in cash, ordinary shares of equivalent value, or a combination thereof.

The 2015 Plan provides for the grant of cash-based award and other share-based awards (which are equity-based or equity related award not otherwise described in the 2015 Plan). The terms of such cash-based awards or other share-based shall be determined by the compensation committee and set forth in the award agreement.

The compensation committee may grant dividend equivalents based on the dividends declared on shares that are subject to any award. Dividend equivalents may be subject to any limitations and/or restrictions determined by the compensation committee and shall be converted to cash or additional shares by such formula and at such time, and shall be paid at such times, as may be determined by the compensation committee.

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

2015 Israeli Sub Plan

The 2015 Israeli Sub Plan provides for the grant by us of awards pursuant to Sections 102 and 3(i) of the Ordinance, and the rules and regulations promulgated thereunder. The 2015 Israeli Sub Plan is effective with respect to awards granted as of 30 days from the date we submitted it to the ITA. The 2015 Israeli Sub Plan provides for awards to be granted to those of our or our affiliates’ employees, directors and officers who are not Controlling Shareholders, as defined in the Ordinance, and who are considered Israeli residents, to the extent that such awards either are (i) intended to qualify for special tax treatment under the “capital gains track” provisions of Section 102(b) of the Ordinance or (ii) not intended to qualify for such special tax treatment. The 2015 Israeli Sub Plan also provides for the grant of awards under Section 3(i) of the Ordinance to our Israeli non-employee service providers and Controlling Shareholders, who are not eligible for such special tax treatment.

2015 U.S. Sub Plan

The 2015 U.S. Sub Plan applies to grantees that are subject to U.S. federal income tax. The 2015 U.S. Sub Plan provides that options granted to the U.S. grantees will either be incentive stock options pursuant to Section 422 of the Code, or nonqualified stock options. Options, other than certain incentive stock options described below, must have an exercise price not less than 100% of the fair market value of an underlying share on the date of grant. Incentive stock options that are not exercised within 10 years from the grant date expire, provided that incentive stock options granted to a person holding more than 10% of our voting power will expire within five years from the date of the grant and must have an exercise price at least equal to 110% of the fair market value of an underlying share on the date of grant. The number of shares available under the 2015 Plan for grants of incentive stock options shall be the total number of shares available under the 2015 Plan subject to any limitations under the Code and provided that shares delivered pursuant to “substitute awards” shall reduce the shares available for issuance of incentive stock options under the 2015 Plan. It is the intention that no award shall be deferred compensation subject to Section 409A of the Code unless and to the extent that the compensation committee specifically determines otherwise. If the compensation committee determines an award will be subject to Section 409A of the Code such awards shall be intended to comply in all respects with Section 409A of the Code, and the 2015 Plan and the terms and conditions of such awards shall be interpreted and administered accordingly.

Employee Stock Purchase Plan

We have adopted an employee stock purchase plan, or ESPP, pursuant to which our employees and employees of our subsidiaries may elect to have payroll deductions (or, when not allowed under local laws or regulations, another form of payment) made on each pay day during the offering period in an amount not exceeding 15% of the compensation which the employees receive on each pay day during the offering period. To date, we have not granted employees the right to make purchases under the plan. The number of shares initially reserved for purchase under the ESPP is 242,425 ordinary shares, which will be automatically increased annually on January 1 by a number of ordinary shares equal to the least of (i) 1% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, (ii) an amount determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 655,310 shares.

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

Our non-external directors are divided among the three classes as follows:

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

(iii)	the Class III directors are Eli Blatt, Yuval Cohen and Marc Lesnick, and their terms expire at our annual general meeting of the shareholders to be held in 2021 and when their successors are elected and qualified.

Our board of directors has determined that our directors, Lauri Hanover, Alon Lumbroso, Yehoshua (Shuki) Nir and Dov Ofer are independent under the rules of the NASDAQ Stock Market. The definition of “independent director” under the NASDAQ Stock Market rules and “external director” under the Companies Law overlap to a significant degree such that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under the NASDAQ Stock Market rules. However, it is possible for a director to qualify as an “external director” under the Companies Law without qualifying as an “independent director” under the NASDAQ Stock Market rules, or vice-versa. The definition of external director under the Companies Law includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor that would impair the ability of the external director to exercise independent judgment. The definition of independent director under the NASDAQ Stock Market rules specifies similar, although less stringent, requirements in addition to the requirement that the board of directors consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, both external directors and independent directors serve for a period of three years; external directors pursuant to the requirements of the Companies Law and independent directors pursuant to the staggered board provisions of our articles. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by an ordinary majority. See “—External Directors” for a description of the requirements under the Companies Law for a director to serve as an external director.

Under the Companies Law and our articles, nominees for directors may also be proposed by any shareholder holding at least 1% of our outstanding voting power. However, any such shareholder may propose a nominee only if a written notice of such shareholder’s intent to propose a nominee has been given to our Secretary (or, if we have no such Secretary, our Chief Executive Officer) within seven days following our publication of notice of an upcoming annual shareholder meeting (or within 14 days after we publish a preliminary notification of an upcoming annual shareholder meeting). Any such shareholder nomination must include certain information, including, among other things, a description of all arrangements between the nominating shareholder and the proposed director nominee(s) and any other person pursuant to which the nomination(s) are to be made by the nominating shareholder, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Companies Law preventing their election, and that all of the information that is required under the Companies Law to be provided to us in connection with such election has been provided.

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

Under regulations promulgated under the Companies Law, Israeli public companies whose shares are traded on certain U.S. stock exchanges, such as the NASDAQ Global Select Market, and that lack a controlling shareholder (as defined below) are exempt from the requirement to appoint external directors. Any such company is also exempt from the Companies Law requirements related to the composition of the audit and compensation committees of the Board. Eligibility for these exemptions is conditioned on compliance with U.S. stock exchange listing rules related to majority Board independence and the composition of the audit and compensation committees of the Board, as applicable to all listed domestic U.S. companies. Because we have not met the majority Board independence requirement under the NASDAQ Stock Market rules up to the current time, and have opted out from it as a foreign private issuer (see ITEM 16G below), we have been unable to elect to exempt our company from the Companies Law requirements related to the appointment of external directors and the composition of the audit and compensation committees.

External Directors

Under the Companies Law, we are required to include on our board of directors at least two members who qualify as external directors. Lauri Hanover and Yehoshua (Shuki) Nir serve as our external directors. Mr. Nir was initially elected at our July 2018 annual shareholder meeting and replaced Mr. Jerry Mandel, whose initial three-year term expired in June 2018.

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

According to the Companies Law and regulations promulgated thereunder, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below), provided that, generally, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise.

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

Our board of directors has determined that Lauri Hanover possesses accounting expertise, financial expertise and/or professional qualifications as defined under the Companies Law.

Leadership Structure of the Board

In accordance with the Companies Law and our articles, our board of directors is required to appoint one of its members to serve as chairman of the board of directors. Our board of directors has appointed Yuval Cohen to serve as chairman of the board of directors.

Board Committees

Audit Committee

Our audit committee consists of three members: our two external directors— Lauri Hanover (Chairperson) and Yehoshua (Shuki) Nir— as well as Dov Ofer.

Companies Law Requirements

Under the Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairperson of the committee. The audit committee may not include the chairman of the board, a controlling shareholder of the company, a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder, or a director who derives most of his or her income from a controlling shareholder. In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Companies Law is defined as either an external director or as a director who meets the following criteria:

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

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ corporate governance rules. Our board of directors has determined that Lauri Hanover qualifies as an audit committee financial expert, as defined by the SEC rules, and has the requisite financial experience, as defined by the NASDAQ corporate governance rules.

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

Compensation Committee and Compensation Policy

Our compensation committee consists of three members: our two external directors— Yehoshua (Shuki) Nir (Chairman) and Lauri Hanover— as well as Dov Ofer.

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of, and include the chairman of, the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as the NASDAQ Global Select Market, and who do not have a controlling shareholder, do not have to meet these composition requirements if they opt out from them, as part of opting out from the requirement to appoint external directors; provided, however, that the compensation committee meets the composition requirements for the compensation committee (along with the composition requirements for the audit committee and board majority independence requirements) of the jurisdiction where the company’s securities are traded. As we currently do not meet the requirements applicable to U.S. companies listed on the NASDAQ Global Select Market, we are obligated to meet the Companies Law’s requirement to have a majority of external directors on the compensation committee, although this may change in the future. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the compensation committee.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and must be brought for approval by the company’s shareholders, which approval requires what we refer to as a Special Approval for Compensation. A Special Approval for Compensation requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights.

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

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders, as well as functions with respect to matters related to approval of the terms of engagement of office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years or, in the case of the initial compensation policy of a company that has recently undergone its initial public offering, five years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years or, upon the expiration of the initial period for a company that recently underwent its initial public offering, after five years);

●	recommending to the board of directors periodic updates to the compensation policy and assessing implementation of the compensation policy;

●	approving compensation terms of executive officers, directors and employees that require approval of the compensation committee;

●	determining whether the compensation terms of a chief executive officer nominee, which were determined pursuant to the compensation policy, will be exempt from approval of the shareholders because such approval would harm the ability to engage with such nominee; and

●	determining, subject to the approval of the board and under special circumstances, override a determination of the company’s shareholders regarding certain compensation related issues.

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

Compensation Committee Role

Our board of directors has adopted a compensation committee charter that sets forth the responsibilities of the compensation committee, which include:

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

For additional information, see “B. Compensation—Director Compensation” in this ITEM 6.

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

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “Directors and Senior Management” is an office holder of our company under the Companies Law.

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

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any conflict of interest (referred to under the Companies Law as a “personal interest”) that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company.

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

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, with directors, or with the chief executive officer, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee or compensation committee (as applicable), and the board of directors.

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

As of December 31, 2018, we had 444 employees and subcontractors, with 277 located in Israel, 77 in the United States, 53 in Europe and 37 in Asia Pacific. The following table shows the breakdown of our workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of December 31,
Area of Activity	2016	2017	2018
Service	69	66	79
Sales and marketing	87	87	98
Manufacturing and operations	68	73	83
Research and development	115	122	115
General and administrative	51	64	69
Total	390	412	444

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2019:

●	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of February 28, 2019 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

Unless otherwise noted below, each shareholder’s address is c/o Kornit Digital Ltd., 12 Ha’Amal Street, Rosh –Ha’Ayin 4809246, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

The percentages set forth below are based on 35,178,114 ordinary shares outstanding as of March 15, 2019.

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

Name	Number of Shares Beneficially Held		Percent
5% or Greater Shareholders
American Capital Management Inc. (1)	2,847,478		8.09%
Clal Insurance Enterprises Holdings Ltd. and affiliates(2)	2,610,128		7.4%
Granahan Investment Management, Inc. (3)	1,801,252		5.1%
Directors and Executive Officers
Yuval Cohen	*		*
Ofer Ben-Zur	*		*
Eli Blatt	*		*
Lauri Hanover	*		*
Marc Lesnick	*		*
Alon Lumbroso	*		*
Jerry Mandel(4)	*		*
Dov Ofer	*		*
Gabi Seligsohn	*		*
Yehushua (Shuki) Nir	*		*
Ronen Samuel	-		-
Nuriel Amir(5)	*		*
Guy Avidan	*		*
Gilad Yron	*		*
All Directors and Executive Officers as a Group (14 persons)	*	(6)	*

*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)	As of December 31, 2018, based on a Form 13F filed with the SEC on February 8, 2019.

(2)

As of December 31, 2018, based on an amendment to Schedule 13G, and an initial Schedule 13G, filed by Clal Insurance Enterprises Holdings Ltd., or Clal, and by IDB Development Corporation Ltd., or IDB, respectively, with the SEC, in each case on February 14, 2019. All of the ordinary shares reported as beneficially owned by Clal are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, Clal does not admit beneficial ownership of any of those shares. IDB is an affiliate of Clal and is deemed to beneficially own the ordinary shares held by Clal, along with an additional 140 ordinary shares held directly by Epsilon Investment House Ltd., an indirect subsidiary of Discount Investment Corporation Ltd., an Israeli public corporation, which is controlled by Eduardo Sergio Elsztain. Those additional shares are held by portfolio management and/or mutual funds, which are managed by Epsilon Investment House Ltd. and/or Epsilon Mutual Funds Management (1991) Ltd. for the accounts of third-party clients. Accordingly, Mr. Elsztain disclaims beneficial ownership of those additional ordinary shares.

(3)	As of December 31, 2018, based on an amendment to Schedule 13G filed by Granahan Investment Management, Inc. with the SEC on February 12, 2019.

(4)	Mr. Mandel served as an external director at our company for a three-year term that expired in March 2018.

(5)

Mr. Amir served as our Chief Technology Officer through December 31, 2018, at which point his employment was terminated by our company, subject to a three-month notice period that expires on March 31, 2019.

(6)	Consists of ordinary shares, options to purchase ordinary shares and RSUs that may be exercised or settled (as applicable) within 60 days of March 15, 2019.

Recent Significant Changes in the Percentage Ownership of Major Shareholders

In January 2017, Fortissimo Capital sold 6,235,000 of our ordinary shares in a secondary public offering, which decreased its holdings in our Company from 48.5% to 26.3% (after taking into account the increase in outstanding shares resulting from our concurrent follow-on offering). In May 2017, Fortissimo Capital sold 4,250,000 of our ordinary shares in a secondary public offering, which decreased its holdings in our Company to 4,552,481 ordinary shares, or 13.5% of our outstanding ordinary shares. Over the course of 2018, Fortissimo Capital sold additional ordinary shares, thereby reducing its beneficial ownership further, and in December 2018, Fortissimo Capital sold all remaining 3,132,481 ordinary shares held by it in a secondary public offering.

In February 2017, our former 5% shareholder, FMR LLC, reported that it had sold during 2016 all of the ordinary shares previously held by it.

In January and February 2018, several shareholders reported that they had acquired in excess of 5% of our outstanding shares over the course of 2017, including: Senvest Management, LLC (5.0%); American Capital Management, Inc. (7.3%); Granahan Investment Management, Inc. (6.9%); William Blair & Company, LLC (7.3%); and Gilder, Gagnon, Howe & Co. LLC (5.2%). In addition, in April 2018, Clal reported that it had acquired 5.0% of our outstanding ordinary shares.

In February 2019, each of Senvest Management, LLC, William Blair & Company, LLC and Gilder, Gagnon, Howe & Co. LLC reported that it had ceased to be a 5% shareholder as of the end of 2018, having dropped to beneficial ownership of 1.5%, 3.9% and 3.2%, respectively, as of that time. In February 2019, each of Granahan Investment Management, Inc. and Clal reported changes in its beneficial ownership as of the end of 2018, to 5.2% and 7.5%, respectively, of our outstanding ordinary shares.

Other than the foregoing, there have been no recent significant changes in the percentage ownership of major shareholders.

B.	Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, since January 1, 2018, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

Investors’ Rights Agreement and Underwriting Agreement for December 2018 Secondary Offering

We are party to an amended and restated investors’ rights agreement, dated March 18, 2015, or the Investors’ Rights Agreement, with certain of our shareholders. Fortissimo Capital, our former significant shareholder, was a party to this agreement. Pursuant to Fortissimo Capital’s shelf registration rights under this agreement, we filed a shelf registration statement on Form F-3 in January 2017 and three prospectus supplements for underwritten secondary offerings by Fortissimo Capital (in January 2017, May 2017, and December 2018). As a result of those offerings, Fortissimo Capital has sold all of its ordinary shares and no longer has any rights under the Investors’ Rights Agreement. For a description of the underwriting agreement, dated December 3, 2018, to which we were party with Fortissimo Capital and the underwriters for the December 2018 secondary offering, please see “ITEM 10.C—Material Contracts—Underwriting Agreements for May 2017 and December 2018 Secondary Offerings” below in this annual report.

Certain shareholders that currently hold less than 5% of our ordinary shares may still possess the right to request inclusion of registrable securities in any registration that we effect (subject to customary exceptions) pursuant to their “piggyback” registration rights under the Investors’ Rights Agreement. Under those rights, those shareholders are entitled to at least 15 days’ notice prior to the filing of a registration statement or prospectus and may include all or a portion of their shares in the offering, subject to becoming party to a customary underwriting agreement. We will pay all registration expenses (other than underwriting discounts and selling commissions) and the reasonable fees and expenses of a single counsel for the selling shareholders, related to any piggyback registration. These piggyback registration rights will terminate for any given shareholder when that shareholder holds less than 3% of our outstanding shares and such shareholder’s registrable securities can be sold without volume restrictions, manner of sale restrictions or notice requirements pursuant to Rule 144 under the Securities Act.

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

Options and RSUs

Since our inception we have granted options to purchase our ordinary shares to our officers and certain of our directors, and, commencing in 2018 (following approval by our shareholders), we began awarding annual RSU grants to our non-employee directors. Our option agreements may contain, and the terms of our RSU grants do contain, acceleration provisions upon certain merger, acquisition, or change of control transactions (in the case of the RSU grants, upon termination of, or resignation by, a non-employee director in connection with any such transaction or immediately thereafter). We describe our equity incentive plans under “ITEM 6.B. Compensation”. If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the option plans), all options that are vested will generally remain exercisable for ninety days after such termination.

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

Our ordinary shares have been quoted on the NASDAQ Global Select Market under the symbol “KRNT” since April 2, 2015. Prior to that date, there was no public trading market for our ordinary shares. Our IPO was priced at $10.00 per share on April 2, 2015. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on NASDAQ:

	High	Low
	(in U.S. dollars)
Annual:
2019 (through March 15, 2019)	$23.66	17.87
2018	23.90	11.70
2017	23.15	12.05
2016	14.70	8.10
2015 (beginning April 2, 2015)	17.50	9.91
Quarterly:
First Quarter 2019 (through March 15, 2019)	$23.66	17.87
Fourth Quarter 2018	23.90	16.10
Third Quarter 2018	22.20	17.15
Second Quarter 2018	18.55	12.70
First Quarter 2018	16.95	11.70
Fourth Quarter 2017	17.95	14.55
Third Quarter 2017	21.80	12.85
Second Quarter 2017	23.15	16.46
First Quarter 2017	19.75	12.05
Most Recent Six Months (and Most Recent Partial Month):
March 2019 (through March 15, 2019)	$23.35	20.74
February 2019	23.66	18.93
January 2019	20.49	17.87
December 2018	23.70	16.10
November 2018	23.90	18.10
October 2018	22.18	17.01
September 2018	22.20	19.15

On March 22, 2019, the closing sales price of our ordinary shares on the NASDAQ Global Select Market was $23.35.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

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

We are not party to any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described below in this ITEM 10.C.

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

The Purchase Agreement provides for an “end of life” program. We are required to notify Amazon 12 months in advance if it intends to stop supporting one of the products or services supplied by us and to continue to manufacture the product or provide such service during the applicable period. Subject to certain exceptions, we are required to continue to supply ink in such quantities as Amazon requires for at least 36 months after the earlier of (1) the end of the term of the Purchase Agreement or (2) 18 months following the purchase of the last product sold pursuant to the Purchase Agreement. The Purchase Agreement requires us to make arrangements to ensure continuity of our supply of products if we do not comply with its requirements to supply the products or the services under the agreement or becomes insolvent. The Purchase Agreement also provides for penalties on a sliding scale in the case of late delivery or if our systems are unavailable for certain specific periods. There are no minimum spending commitments under the Purchase Agreement. The term of the Purchase Agreement is five years beginning on May 1, 2016 and extends automatically for additional one-year periods unless terminated by Amazon.

Transaction Agreement and Warrant

Concurrently with the Purchase Agreement, we and Amazon entered into a Transaction Agreement, or the Transaction Agreement, pursuant to which we agreed to issue to an affiliate of Amazon a warrant, or the Warrant to acquire up to 2,932,176 of our ordinary shares, or the Warrant Shares, at a purchase price of $13.03 per share, which is based on the preceding 30 trading day VWAP prior to the execution of the Transaction Agreement. The Warrant also provides for cashless exercise.

Under the terms of the Warrant, the ordinary shares underlying the Warrant are subject to vesting as a function of payments for purchased products and services of up to $150 million over a five-year period with the shares vesting incrementally each time Amazon (which includes its affiliates for purposes of the vesting determination) makes a payment totaling $5 million to us. Warrant Shares vest in increments of 85,521 shares until such time as Amazon has paid an aggregate of $75 million to us and thereafter the remaining Warrant Shares vest in additional increments of 109,956 shares each. Based on payments made by Amazon prior to the date of the Warrant, some of the Warrant Shares have vested at the time of the execution of the Purchase Agreement. As of December 31, 2018, warrants to purchase 1,111,773 ordinary shares have been vested and are exercisable.

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

Underwriting Agreements for January 2017 Secondary and Follow-On Offering

We entered into an underwriting agreement, dated January 25, 2017, with Fortissimo Capital and Mr. Gabi Seligsohn, as selling shareholders, and Barclays Capital Inc. and Citigroup Global Markets Inc., as representatives of the underwriters, for the underwritten secondary public offering of 5.5 million of our ordinary shares by the selling shareholders, in the aggregate, and underwritten primary follow-on offering of 2 million ordinary shares by our company. The selling shareholders and our company received $86.2 million and $31.4 million, respectively, of net proceeds, before expenses, from the offering. Under the agreement, one of the selling shareholders and our company also granted the underwriters a 30-day option to purchase up to an aggregate of 1,125,000 additional ordinary shares at the public offering price. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

Underwriting Agreements for May 2017 and December 2018 Secondary Offerings

We entered into additional underwriting agreements, dated May 16, 2017 and December 3, 2018, in each case with Fortissimo Capital, as the selling shareholder, and Barclays Capital Inc. and Citigroup Global Markets Inc., as representatives of the underwriters, for the underwritten secondary public offering of an additional 4,250,000 and 3,132,481, respectively, of our ordinary shares sold by Fortissimo Capital. Fortissimo Capital received approximately $85.7 million and $62.6 million of net proceeds, before expenses, from those respective secondary public offerings. Under the May 2017 underwriting agreement, Fortissimo granted the underwriters a 30-day option to purchase up to an additional 637,500 ordinary shares at the public offering price. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

Other Material Contracts

Material Contract	Location in This Annual Report
Amended and Restated Investors’ Rights Agreement, dated March 18, 2015, between us and the parties thereto	“ITEM 7.B. Related Party Transaction—Investors’ Rights Agreement.”

Agreements and arrangements with, and compensation of, directors and executive officers	“ITEM 7.B. Related Party Transactions—Agreements and arrangements with, and compensation of, directors and executive officers.”

Kornit Digital Compensation Policy	“ITEM 6.C. Board Practices-Board Committees-Compensation Committee and Compensation Policy.”

OEM Supply Agreement, dated December 3, 2015, between us and FujiFilm Dimatix, Inc.	“ITEM 4.B. Business Overview— Manufacturing, Inventory and Suppliers-Inventory and Suppliers.”

Manufacturing Services Agreement, dated as of May 2015, between us and Flextronics (Israel) Ltd.	“ITEM 4.B. Business Overview— Manufacturing, Inventory and Suppliers-Manufacturing.”

Office and Parking Space Lease Agreement, dated as of December 17, 2007 between us and Industrial Building Corporation, as amended	“ITEM 4.D. Property, Plant and Equipment.”

Agreement, dated as of December 22, 2016, between us and B.G. (Israel) Technologies Ltd.	“ITEM 4.B. Business Overview— Manufacturing, Inventory and Suppliers-Inventory and Suppliers.”

Lease Agreement dated as of March 25, 2010 between us and Benbenisti Engineering Ltd., as amended	“ITEM 4.D. Property, Plant and Equipment.”

Lease dated December 2017 between Bonanno Real Estate Group I, L.P. and Kornit Digital North America, Inc.	“ITEM 4.D. Property, Plant and Equipment.”

Development Contract, dated November 26, 2018, by and between us and the Israel Lands Authority	“ITEM 3.D. Risk Factors—Risks Related to Our Business and Our Industry— Our new Kiryat Gat facility…”.

D.	Exchange Controls

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Capital gain is generally subject to tax at the corporate tax rate (25% in 2016, 24% in 2017 and 23% in 2018 and thereafter), if generated by a company, or at the rate of 25% if generated by an individual, or 30% in the case of sale of shares by a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive proceeds upon liquidation and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2018) unless the benefiting provisions of an applicable treaty applies.

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

Excess Tax.

Beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding a certain level, including, but not limited to, dividends, interest and capital gain. Pursuant to new legislation enacted recently, as of 2017, such tax rate was increased to 3% on annual income exceeding NIS 640,000 (NIS 641,880 in 2018 and NIS 649,560 in 2019) (which amount is linked to the annual change in the Israeli consumer price index).

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

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2018, and furthermore do not expect to be classified for the taxable year ending December 31, 2019. Because PFIC status must be determined annually based on tests which are factual in nature, our PFIC status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year and we do not intend to make a determination of our or any of our future subsidiaries’ PFIC status in the future. A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences described below with respect to owning our ordinary shares if we are classified as a PFIC for our taxable year ending December 31, 2019, provided that such U.S. Holder is eligible to make, and successfully makes, either a “mark-to-market” election or a qualified electing fund election described below for the taxable year in which its holding period begins.

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

Foreign Currency Exchange Risk

Due to our international operations, currency exchange rates impact our financial performance. In 2018, approximately 85% of our revenues were denominated in U.S. dollars and 15% of our revenues were denominated in Euros. Conversely, in 2018, approximately 44% of our purchases of raw materials and components of our systems and ink and other consumables are denominated in either NIS or in NIS prices that are linked to U.S. dollars. Similarly, a majority of our operating costs, which are largely comprised of labor costs, are denominated in NIS, due to our operations in Israel. Accordingly, our results of operations may be materially affected by fluctuations in the value of the U.S. dollar relative to the NIS and the Euro.

The following table presents information about the changes in the exchange rates of the NIS and the Euro against the U.S. dollar:

	Change in Average Exchange Rate
Period	U.S. Dollar against the NIS (%)	U.S. Dollar against the Euro (%)
2016	(1.1)	(0.3)
2017	(6.3)	(1.9)
2018	(0.8)	(4.5)

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS and positive figures represent appreciation of the U.S. dollar compared to the NIS. We estimate that a 10% increase or decrease in the value of the NIS against the U.S. dollar would have decreased or increased our net income by approximately $(1.7) or $1.4 million in 2017 and $(3.3) or $2.7 million in 2018. We estimate that a 10% increase or decrease in the value of the Euro against the U.S. dollar would have decreased or increased our net income by approximately $(0.8) or $1.0 million in 2017 and $(1.1) or $1.4 million in 2018. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.

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

During 2017 and 2018, we entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in NIS.

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

Interest Rate Risk

Our investment strategy is to achieve a return that will allow us to preserve capital and maintain liquidity requirements. We invest primarily in debt securities, corporate debt securities. By policy, we limit the amount of credit exposure to any one issuer. As of December 31, 2017 and December 31, 2018, unrealized losses on our marketable debt securities were primarily due to temporary interest rate fluctuations as a result of higher market interest rates compared to interest rates at the time of purchase. We account for both fixed and variable rate securities at fair value with changes on gains and losses recorded in the OCI until the securities are sold.

Other Market Risks

We do not believe that we have any material exposure to inflationary risks.

ITEM 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

A-D.	Not applicable

E.	Use of Proceeds

Initial Public Offering

There has been no change in the information regarding the use of proceeds from our IPO since the last annual report on Form 20-F that we filed in March 2018. Our operations generate positive cash flow, and, as such, we did not use any further proceeds from our IPO during the year ended December 31, 2018.

ITEM 15.	Controls and Procedures.

(a)	Disclosure Controls and Procedures

Our management evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2018. Based on their evaluation, our principal executive officer and principal financial officer concluded that as of December 31, 2018, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2018 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

Our board of directors has determined that Lauri Hanover, who serves on the audit committee of our board of directors and who meets the “independent director” definition under the NASDAQ Listing Rules, qualifies as an “audit committee financial expert,” as defined under the rules and regulations of the SEC, as well as our external director with “accounting and financial expertise” under the Companies Law.

ITEM 16B.	Code of Ethics.

We have adopted a code of ethics and business conduct applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of our company, and is available to investors and others on our website at http://ir.kornit.com/ or by contacting our investor relations department. Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics and business conduct applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. No such amendment was adopted, nor waiver provided, by us during the fiscal year ended December 31, 2018.

ITEM 16C.	Principal Accountant Fees and Services.

Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, and other members of Ernst & Young Global for professional services for each of the last two fiscal years were as follows:

	Year Ended December 31, 2017		Year Ended December 31, 2018
	Amount	Percentage	Amount	Percentage
Audit fees	$336	73%	$319	70%
Audit-Related Fees
Tax Fees	104	23%	81	18%
All Other Fees	17	4%	53	12%

Total	$457	100%	$453	100%

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

●	Quorum requirement for shareholder meetings: As permitted under the Companies Law, pursuant to our articles, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, two shareholders, regardless of the voting power associated with their shares), instead of 33 1/3% of the issued share capital required under the NASDAQ Listing Rules.

●	Nomination of directors. With the exception of external directors and directors elected by our board of directors due to vacancy, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following one year from his or her election. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Israeli Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors or otherwise, as required under the NASDAQ Listing Rules.

●	Majority of independent directors. Under the Companies Law, we are only required to appoint at least two external directors, within the meaning of the Companies Law, to our board of directors. Currently, four of our directors (of which two are external directors, within the meaning of the Companies Law) qualify as independent directors under the NASDAQ Listing Rules.

ITEM 16H.	Mine Safety Disclosure.

Not applicable.

PART III

ITEM 17.	Financial Statements.

Not applicable.

ITEM 18.	Financial Statements.

See pages F-2 through F-47 appended hereto.

ITEM 19.	Exhibits.

Please see the exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KORNIT DIGITAL LTD.

By:	/s/ Guy Avidan
Name:	Guy Avidan
Title:	Chief Financial Officer

Date: March 26, 2019

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
4.7

English summary of the Office and Parking Space Lease Agreement dated as of December 17, 2007, by and between the Registrant and Industrial Building Corporation Ltd. as amended by Addendum, dated 2007, Addendum to Lease Agreement, dated 2007, Addendum to Lease Agreement, dated March 8, 2012, Addendum to Lease Agreement, dated 2012, Addendum to Lease Agreement, dated December 19, 2012, Addendum to Lease Agreement, dated May 20, 2013, Addendum to Lease Agreement, dated January 12, 2014, Addendum to Lease Agreement, dated January 12, 2014, Addendum to Lease Agreement, dated December 27, 2015, Addendum to Lease Agreement, dated December 28, 2015, Addendum to the Lease Agreement dated October 17, 2017, Addendum dated February 21, 2018, Addendum to the Lease Agreement, dated April 23, 2018, and Addendum to the Lease Agreement, dated January 3, 2019

4.8

English summary of the Lease Agreement, dated March 25, 2010, by and between the Registrant and Benvenisti Engineering Ltd. as amended by Addendum to Lease Agreement, dated November 21, 2011, Addendum to Lease Agreement, dated September 16, 2014, Addendum to the Lease Agreement dated March 16, 2015, an Addendum to the Lease Agreement dated August 31, 2017, and an Addendum to the Lease Agreement dated June 24, 2018

4.9	OEM Supply Agreement, dated December 3, 2015, among the Registrant and FujiFilm Dimatix, Inc. †(5)
4.10	Manufacturing Services Agreement, dated May 2015, by and between the Registrant and Flextronics (Israel) Ltd.†(6)
4.11	English translation of Hebrew Original of Agreement, dated December 22, 2016 between the Registrant and B.G. (Israel) Technologies Ltd.†(7)
4.12	Master Purchase Agreement, dated January 10, 2017, between the Registrant and Amazon Corporate LLC†(8)
4.13	Transaction Agreement, dated January 10, 2017, between the Registrant and Amazon.com, Inc.(9)
4.14	Warrant to Purchase Ordinary Shares, dated January 10, 2017, issued to Amazon.com NV Investment Holdings LLC(10)
4.15	Lease, dated December 2017, between Kornit Digital North America, Inc. and Bonanno Real Estate Group I, L.P. (11)
4.16	English translation of Development Contract, dated November 26, 2018, by and between the Registrant and the Israel Lands Authority

Exhibit No.	Description
8.1	List of subsidiaries of the Registrant
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm.

(1)	Previously filed with the SEC on March 18, 2015 as exhibit to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(2)	Previously filed with the SEC on March 10, 2015 as an exhibit to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(3)	Previously filed with the SEC on February 25, 2015 as an exhibit to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(4)	Previously furnished to the SEC on August 21, 2015 as Annex A to Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(5)	Previously filed with the SEC on April 14, 2016 as Exhibit 4.9 to Amendment No. 1 to the Registrant’s Annual Report on Form 20-F and incorporated by reference herein.
(6)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F and incorporated by reference herein.
(7)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F and incorporated by reference herein.
(8)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F and incorporated by reference herein.
(9)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F and incorporated by reference herein.
(10)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F and incorporated by reference herein.
(11)	Previously filed with the SEC on March 20, 2018 as Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F and incorporated by reference herein.

†	Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 406 under the Securities Act of 1933 as amended or Rule 24b-2 under the Securities Exchange Act of 1934, as amended, as applicable.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kornit Digital Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kornit Digital Ltd. and subsidiaries (the Company) as of December 31, 2017 and 2018, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company‘s auditor since 2012.

Tel-Aviv, Israel

March 26, 2019

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2017	2018

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,629	$74,132
Short-term bank deposits	4,500	5,000
Marketable securities	5,537	3,981
Trade receivables, net	23,245	21,953
Inventories	34,855	30,030
Other accounts receivable and prepaid expenses	2,661	5,660

Total current assets	89,427	140,756

LONG-TERM ASSETS:
Marketable securities	68,835	44,603
Deposits and other long term assets	627	744
Severance pay fund	523	351
Deferred taxes	564	7,272
Property, plant and equipment, net	11,230	14,994
Intangible assets, net	2,076	1,011
Goodwill	5,092	5,092

Total long-term assets	88,947	74,067

Total assets	$178,374	$214,823

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2017	2018

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$12,439	$16,614
Employees and payroll accruals	6,338	7,932
Deferred revenues and advances from customers	1,697	3,633
Other payables and accrued expenses	5,046	4,993

Total current liabilities	25,520	33,172

LONG TERM LIABILITIES:
Accrued severance pay	1,232	1,059
Payment obligation related to acquisition	334	-
Other long-term liabilities	589	1,456

Total long-term liabilities	2,155	2,515

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 200,000,000 shares at December 31, 2017 and 2018, respectively; Issued and Outstanding: 34,124,223 shares and 35,065,200 shares at December 31, 2017 and 2018, respectively	86	89
Additional paid in capital	140,170	156,714
Accumulated other comprehensive income (loss)	301	(238)
Retained earnings	10,142	22,571

Total shareholders’ equity	150,699	179,136

Total liabilities and shareholders’ equity	$178,374	$214,823

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2016	2017	2018

Revenues
Products	$100,818	$101,953	$125,729
Services	7,876	12,135	16,644
Total revenues	108,694	114,088	142,373

Cost of revenues
Products	46,483	46,480	53,303
Services	12,801	13,497	19,201
Total cost of revenues	59,284	59,977	72,504

Gross profit	49,410	54,111	69,869

Operating expenses:
Research and development	17,383	20,834	21,912
Selling and marketing	18,338	21,279	25,596
General and administrative	12,259	13,578	16,436
Restructuring	-	503	321

Total operating expenses	47,980	56,194	64,265

Operating income (loss)	1,430	(2,083)	5,604

Finance income, net	46	452	1,433

Income (loss) before taxes on income (tax benefit)	1,476	(1,631)	7,037
Taxes on income (tax benefit)	648	384	(5,392)

Net income (loss)	$828	$(2,015)	$12,429

Basic net earnings (losses) per share	$0.03	$(0.06)	$0.36

Diluted net earnings (losses) per share	$0.03	$(0.06)	$0.35

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2016	2017	2018

Net income (loss)	$828	$(2,015)	$12,429

Other comprehensive income (loss):

Change in unrealized gains (losses) on marketable securities:
Unrealized gains (losses) arising during the period, net of tax benefit of $0, $0 and $36, respectively	133	104	(887)
Losses (gains) reclassified into net income (loss)	(6)	(34)	480

Net change	127	70	(407)

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains arising during the period, net of tax benefit of $0, $0 and $7, respectively	97	436	(230)
Losses (gains) reclassified into net income (loss)	(66)	(394)	92

Net change	31	42	(138)

Foreign currency translation adjustment	43	271	6

Total other comprehensive income (loss), net of tax	201	383	(539)

Comprehensive income (loss)	$1,029	$(1,632)	$11,890

The accompanying notes are an integral part of the consolidated financial statements

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid in capital	other comprehensive income (loss)	Retained earnings	Total Shareholders’ equity

Balance at December 31, 2015	30,295,949	76	89,071	(283)	11,398	100,262

Exercise of options	693,924	2	958	-	-	960
Share-based compensation	-	-	2,993	-	-	2,993
Tax benefit related to exercise of stock options	-	-	71	-	-	71
Warrants to customers, net of issuance expenses in the amount of $157	-	-	1,873	-	-	1,873
Other comprehensive income	-	-	-	201	-	201
Net income	-	-	-	-	828	828
Balance at December 31, 2016	30,989,873	$78	$94,966	$(82)	$12,226	$107,188
Issuance of ordinary shares in a secondary offering, net of issuance costs in an amount of $981	2,300,000	6	35,071	-	-	35,077
Exercise of options	834,350	2	2,758	-	-	2,760
Share-based compensation	-	-	4,411	-	-	4,411
Cumulative effect of a change in accounting principle related to stock-based compensation	-	-	69	-	(69)	-
Warrants to customers	-	-	2,895	-	-	2,895
Other comprehensive income	-	-	-	383	-	383
Net loss	-	-	-	-	(2,015)	(2,015)
Balance at December 31, 2017	34,124,223	$86	$140,170	$301	$10,142	$150,699

Exercise of options and vesting of restricted stock units	940,977	3	6,422	-	-	6,425
Share-based compensation	-	-	5,546	-	-	5,546
Warrants to customers	-	-	4,576	-	-	4,576
Other comprehensive loss	-	-	-	(539)	-	(539)
Net income	-	-	-	-	12,429	12,429
Balance at December 31, 2018	35,065,200	$89	$156,714	$(238)	$22,571	$179,136

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	December 31,
	2016	2017	2018
Cash flows from operating activities:

Net income (loss)	$828	$(2,015)	$12,429
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,964	4,814	4,965
Fair value of warrants deducted from revenues	2,030	2,895	4,576
Share based compensation	2,993	4,411	5,546
Tax benefit related to exercise of stock options	(71)	-	-
Amortization of premium on marketable securities	454	546	388
Realized loss (gain) on sale of marketable securities	(6)	(34)	480
Decrease (increase) in trade receivables	(9,257)	9,081	1,069
Decrease (increase) in other receivables and prepaid expenses	(411)	1,100	(3,135)
Decrease (increase) in inventories	(6,061)	(10,629)	4,037
Increase in deferred taxes	(181)	(125)	(6,665)
Increase in other deposits and long-term assets	(217)	(10)	(121)
Increase (decrease) in trade payables	2,819	(3,635)	4,394
Increase in employees and payroll accruals	1,550	360	1,621
Increase (decrease) in deferred revenues and advances from customers	675	(31)	1,981
Increase (decrease) in other payables and accrued expenses	1,879	(461)	548
Increase (decrease) in accrued severance pay, net	180	208	(1)
Increase in other long-term liabilities	386	203	867
Loss from sale of property, plant and Equipment	9	228	-
Foreign currency translation gain (loss) on intercompany balances with foreign subsidiaries	393	(916)	389

Net cash provided by operating activities	956	5,990	33,368

Cash flows from investing activities:

Purchase of property, plant and equipment	(5,462)	(5,660)	(7,294)
Proceeds from sale of property, plant and equipment	-	6	-
Cash paid in connection with acquisition	(9,206)	-	-
Proceeds from (investment in) bank deposits	22,000	(4,500)	(500)
Proceeds from sale marketable securities	2,086	39,353	40,635
Proceeds from maturity of marketable securities	4,500	7,240	6,564
Investment in marketable securities	(11,455)	(83,183)	(22,723)

Net cash provided by (used in) investing activities	2,463	(46,744)	16,682

Cash flows from financing activities:

Proceeds from public offering, net of issuance costs	-	35,077	-
Exercise of employee stock options	958	2,760	6,425
Payment of issuance cost related to warrants	(90)	-	-
Tax benefit related to exercise of stock options	71	-	-
Payment of contingent consideration	-	(1,400)	(900)

Net cash provided by financing activities	939	36,437	5,525

Foreign currency translation adjustments on cash and cash equivalents	(33)	157	(72)

Increase (decrease) in cash and cash equivalents	4,325	(4,160)	55,503
Cash and cash equivalents at the beginning of the period	18,464	22,789	18,629

Cash and cash equivalents at the end of the period	$22,789	$18,629	$74,132

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2017	2018
Supplemental disclosure of cash flow information

Cash paid during the year for income taxes	$593	$853	$1,797

Non-cash investing and financing activities:

Property, plant and equipment acquired by credit	$808	$427	$222

Inventory transferred to be used as property, plant and equipment	$1,090	$397	$591

Issuance expenses on credit	$362	$-	$-

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

For the Company’s subsidiary in Germany whose functional currency is the Euro, all amounts on the balance sheets have been translated into the dollar using the exchange rates in effect on the relevant balance sheet dates. All amounts in the statements of income have been translated into the dollar using the exchange rate on the respective dates on which those elements are recognized. The resulting translation adjustments are reported as a component of accumulated other comprehensive income in shareholders’ equity.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions including profits from intercompany sales have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at acquisition.

e.	Short-term bank deposits:

Short-term bank deposits are deposits with an original maturity of more than three months but less than one year from the date of acquisition.

f.	Marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC 320, “Investments - Debt and Equity Securities”. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determinations at each balance sheet date. The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date and the entity’s expectations of sales and redemptions in the following year.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company classifies all of its marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in shareholders’ equity. Realized gains and losses on sales of marketable securities are included in finance income, net and are derived using the specific identification method for determining the cost of securities.

The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in finance income, net.

The Company recognizes an impairment charge when a decline in the fair value of its investments in marketable securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired (“OTTI”), the amount of impairment is recognized in the statement of operations and is limited to the amount related to credit losses, while impairment related to other factors is recognized in accumulated other comprehensive income (loss). The Company did not recognize any impairment with respect to OTTI on its marketable securities in 2016, 2017 and 2018.

g.	Inventories:

Inventories are measured at the lower of cost or net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Inventory write-down is measured as the difference between the cost of the inventory and net realizable value based upon assumptions about future demand, and is charged to cost of sales.

Cost of inventories is determined as follows:

Raw and packing materials - on the basis of weighted average cost.

Finished goods - on the basis of average costs of materials, and other direct manufacturing cost.

Inventory write offs have been provided to cover risks arising from dead and slow-moving items, technological obsolescence and excess inventories according to revenue forecasts.

During the years ended December 31, 2016, 2017 and 2018, the Company recorded inventory write offs in a total amount of $2,211, $2,988 and $1,759, respectively.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and accumulated impairment losses. Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%
Office furniture and equipment	7 - 20
Computer and peripheral equipment	33
Machinery and equipment	7 - 33
Leasehold improvements	*)
Building and land	**)

*)	Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

**)	Building and land consist of land and a new ink manufacturing plant. In September 2018 the company purchased the land which includes long-term leasehold rights, with lease term of 98 years. As of December 31, 2018, the ink manufacturing plant in under construction. Depreciation of the manufacturing plant will begin upon completion of its construction.

i.	Business combinations:

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

Acquisition related costs are expensed to the statement of income in the period incurred.

j.	Goodwill and other intangible assets:

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

The Company operates in one operating segment and this segment comprises the only reporting unit. The Company tests goodwill using the two-step process in accordance with ASC No. 350. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. During the years ended December 31, 2016, 2017 and 2018, no impairment of goodwill has been identified.

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

k.	Impairment of long-lived assets and intangible assets subject to amortization:

Property, plant and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During the years ended December 31, 2016, 2017 and 2018, no impairment losses were recorded.

l.	Revenue recognition:

The Company generates revenues from sales of systems, consumables and services. The Company generates revenues from sale of its products directly to end-users and indirectly through independent distributors, all of whom are considered end-users.

The Company recognizes revenues in accordance with ASC No. 606, “Revenue from Contracts with Customers”. As such, the Company recognizes revenue under the core principle that transfer of control to the Company’s customers should be depicted in an amount reflecting the consideration the Company expects to receive in revenue. Therefore, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when, or as, the Company satisfies a performance obligation.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from products, which consist of systems and consumables, are recognized at the point of time when control has transferred, in accordance with the agreed-upon delivery terms. Revenues from services are derived mainly from the sale of print heads, spare parts, upgrade kits and sale of service contracts. The Company’s print heads, spare parts and upgrade kits revenues (collectively “Spare parts”) are recognized at the point of time when control has transferred, in accordance with the agreed-upon delivery terms. Service contracts are recognized over time, on a straight-line basis, over the period of the service.

For multiple performance obligations arrangements, such as selling a system with service contract, installation and training, the Company accounts for each performance obligation separately as it is distinct. The transaction price is allocated to each distinct performance obligation on a relative standalone selling price (“SSP”) basis and revenue is recognized for each performance obligation when control has passed. In most cases, the Company is able to establish SSP based on the observable prices of services sold separately in comparable circumstances to similar customers and for products based on the Company’s best estimates of the price at which the Company would have sold the product regularly on a stand-alone basis. The Company reassesses the SSP on a periodic basis or when facts and circumstances change.

The Company periodically provides customer incentive programs in the form of product discounts, volume-based rebates and warrants (see also note 10f), which are accounted for as a variable considerations that are deducted from revenue in the period in which the revenue is recognized. These reductions to revenue are made based upon reasonable and reliable estimates that are determined according to historical experience and the specific terms and conditions of the incentive.

Although, in general, the Company does not grant rights of return, there are certain instances where such rights are granted. The Company maintains a provision for returns which is estimated, based primarily on historical experience as well as management judgment, and is recorded as reduction of revenue. Such provision amounted to $570 as of December 31, 2018 and is included in accrued expenses and other current liabilities in the consolidated balance sheet. Under Topic 605, the provision of $580 as of December 31, 2017 was presented as a reduction to trade receivables.

Contract liabilities include amounts received from customers for which revenue has not yet been recognized. Contract liabilities amounted to $2,090 and $3,931 as of December 31, 2017 and 2018, respectively and are presented under deferred revenues and advances from customers and other long term liabilities. During the year ended December 31, 2018, the Company recognized revenues in the amount of $1,232 which have been included in the contract liabilities at January 1, 2018.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In cases where the Company’s customers trade-in old systems as part of sales of new systems, the fair value of the old systems is recorded as inventory, provided that such value can be determined.

Revenue disaggregated by revenue source for the years ended December 31, 2016, 2017 and 2018, consists of the following:

	Year ended December 31,
	2016	2017	2018

Systems	$57,894	$50,498	$65,825
Ink and consumables	42,834	51,455	59,904
Spare parts	6,168	9,652	12,377
Service contracts	1,708	2,483	4,267

Total revenue	$108,694	$114,088	$142,373

The following table presents revenue disaggregated by geography based on customer location:

	Year ended December 31,
	2016	2017	2018

U.S	$63,656	$60,541	$77,652
EMEA	24,720	32,015	45,195
Asia Pacific	11,963	16,092	15,572
Other	8,355	5,440	3,954

Total revenue	$108,694	$114,088	$142,373

Remaining performance obligations represents contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable contracts that will be invoiced and recognized as revenue in future periods. The following table represents the remaining performance obligations as of December 31, 2018, which are expected to be satisfied and recognized in future periods:

	2019	2020	2021 and thereafter
Product	$172	$-	$-
Services	4,617	1,201	55

Total	$4,789	$1,201	$55

The Company elected to apply the optional exemption under paragraph 606-10-50-14(a) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less for which deferred revenues have not been recorded yet.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Shipping and Handling:

Shipping and handling fees charged to the Company’s customers are recognized as revenue in the period shipped and the related costs for providing these services are recorded as a cost of revenues. Revenues from shipping in the years ended December 31, 2016, 2017 and 2018 were $768, $1,355 and $1,702, respectively.

n.	Cost of revenues:

Cost of revenues is comprised mainly of cost of systems and ink production, employees’ salaries and related costs, allocated overhead expenses, import taxes, royalties and shipping and handling fees.

o.	Warranty costs:

The Company typically provides assurance type warranty for one-year on the systems including parts and labor. A provision is recorded for estimated warranty costs at the time revenues are recognized based on historical warranty costs and management’s estimates. Factors that affect the Company’s warranty liability include the number of systems, historical rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts thereof as necessary.

The followings are the changes in the liability for product warranty from January 1, 2017 to December 31, 2018:

Balance at January 1, 2017	$2,019
Provision for warranties issued during the year	2,807
Reduction for payments and costs to satisfy claims	(3,049)

Balance at December 31, 2017	1,777

Provision for warranties issued during the year	3,381
Reduction for payments and costs to satisfy claims	(2,921)

Balance at December 31, 2018	$2,237

p.	Research and development expenses:

Research and development expenses are charged to the statement of income, as incurred.

q.	Restructuring:

Restructuring consists of costs primarily related to early retirement or retention agreements with employees of the Company’s Wisconsin facility in connection with the transition of its U.S headquarters to the East Coast in the United States.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Accounting for share-based compensation:

The Company accounts for share based compensation in accordance with, “Compensation - Stock Compensation” (“ASC No. 718”) that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the award is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations.

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock options awards with the following assumptions for the years ended December 31, 2016, 2017 and 2018:

	Year ended December 31,
	2016	2017	2018

Suboptimal exercise multiple	1.0-1.5	1.0-1.5	1.0-1.5
Risk free interest rate	0.3%-2.2%	2.2%-2.3%	2.0%-3.1%
Volatility	54%-56%	51%-53%	47%-51%
Dividend yield	0%	0%	0%

The expected volatility is based on volatility of the Company’s share price and similar companies whose share prices are publicly available over an historical period equivalent to the option’s expected term. The computation of the suboptimal exercise multiple based on empirical studies, the early exercise factor of public companies is approximately 100% for employees and 150% for managers.

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

The impact of the adoption on the Company’s Consolidated Financial Statements was as follows:

1.	Forfeitures: The Company elected to account for forfeitures as they occur using a modified retrospective transition method, rather than estimating forfeitures, resulting in a cumulative-effect of $69, which decreased the January 1, 2017 opening retained earnings balance on the Consolidated Balance Sheets.

2.	Historically, excess tax benefits or deficiencies from the Company’s equity awards were recorded as additional paid-in capital in its consolidated balance sheets. As a result of adoption, starting January 1, 2017 the Company prospectively recorded any excess tax benefits or deficiencies from its equity awards as part of its provision for income taxes in its consolidated statements of operations in the reporting periods in which options are exercised or RSU’s vests.

3.	Cash flow presentation of excess tax benefits: The Company is required to classify excess tax benefits along with other income tax cash flows as an operating activity either prospectively or retrospectively. The Company elected to apply the change in presentation to the statements of cash flows prospectively from January 1, 2017. Prior periods have not been adjusted.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Derivatives and hedging:

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

Starting 2015, the Company entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekels (“NIS”). As of December 31, 2017 and 2018, the fair value of the Company’s outstanding forward and option contracts amounted to $45 and $(111) which is included within “Other accounts receivable and prepaid expenses” and “Other payables and accrued expenses”, respectively on the balance sheets.

The Company measured the fair value of these contracts in accordance with ASC No. 820, “Fair Value Measurements and Disclosures” (“ASC No. 820”), and they were classified as level 2 of the fair value hierarchy.

As of December 31, 2017, and 2018, the Company had outstanding hedging contracts in the notional amount of $3,651 and $10,581, respectively.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Advertising:

Advertising costs are charged to operations as incurred and were $526, $612 and $1,077 for the years ended December 31, 2016, 2017 and 2018, respectively.

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

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located in the United States, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers. In certain circumstances, the Company may require from its customers letters of credit, other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. Historically, the Company has not recorded allowance for doubtful accounts, however certain immaterial bad debt expenses amounting to $216, $97 and $19 were recorded for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Severance and Garden leave pay expenses for the years ended December 31, 2016, 2017 and 2018 were $1,590, $2,088 and $3,124 respectively.

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

The Company accounts for comprehensive income in accordance with FASB ASC No. 220, “Comprehensive Income.” Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relate to gains and losses on hedging derivative instruments, unrealized gains and losses on marketable securities and unrealized gain and losses from foreign currency translation adjustments.

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

The total number of shares related to the outstanding options and RSU’s excluded from the calculation of diluted net earnings per share due to their anti-dilutive effect was 1,498,503 and 884,028 for the years ended December 31, 2016 and 2018, respectively. For the year ended December 31, 2017, all outstanding options and RSU’s have been excluded from the calculation of the diluted earnings per share since their effect was anti-dilutive.

aa.	Recently adopted accounting standard:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued new guidance related to revenue recognition: “Revenue from Contracts with Customers” (“ASC 606”), which outlines a comprehensive revenue recognition model and supersedes most current revenue recognition guidance. The Company adopted ASC 606 on January 1, 2018, using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. The new standard application had no material effect on the pattern of revenue recognition, nevertheless, the revenue recognition disclosure has been adjusted in accordance to ASC 606 guidance. See Revenue Recognition above for further details.

bb.	Impact of recently issued accounting standard and not yet adopted:

1.	In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 (Topic 842) “Leases.” Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, “Leases.” Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. This ASU is effective for annual periods beginning after December 15, 2018. The provisions of ASU 2016-02 are to be applied using a modified retrospective approach. In July 2018, the FASB issued Accounting Standards Update 2018-11, Leases (Topic 842). This update provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, the prior comparative period’s financials will remain the same as those previously presented.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has elected to apply the guidance at the beginning of the period of adoption and not restate comparative periods. In addition, the Company elected the available practical expedients on adoption.

The Company expect to record right-of-use leased assets and corresponding liabilities of approximately $15,000 at January 1, 2019.

2.	In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13) “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Company is currently evaluating the potential effect on its consolidated financial statements.

3.	In January 2017, the FASB issued Accounting Standards Update No. 2017-04 (ASU 2017-04) “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019, with early adoption permitted. The Company does not expect that this new guidance will have a material impact on the Company’s Consolidated Financial Statements.

4.	In August 2017, the FASB issued ASU No. 2017-12 (Topic 815) Derivatives and Hedging — Targeted Improvements to Accounting for Hedging Activities, which expands an entity’s ability to hedge financial and nonfinancial risk components and amends how companies assess effectiveness as well as changes the presentation and disclosure requirements. The new standard is to be applied on a modified retrospective basis and is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company does not expect that this new guidance will have a material impact on the Company’s Consolidated Financial Statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

5.	In June 2018, the FASB issued ASU No. 2018-07, “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” These amendments expand the scope of Topic 718, Compensation - Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. This ASU supersedes Subtopic 505-50, Equity - Equity-Based Payments to Non-Employees. The guidance is effective for the interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the potential effect on its consolidated financial statements.

NOTE 3:-	ACQUISITION

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

Milestone-based contingent payments in a total of up to $2,700 payable in 2016, 2017 and 2018. The milestone-based contingent payments are subject to the acquired business territory meeting revenues targets in 2016, 2017 and 2018 as described at the asset purchase agreement. These milestone-based contingent payments were measured at fair value at the Closing Date and recorded as a liability on the balance sheet in the amount of $2,470, $1,234 and $303 as of December 31, 2016, 2017 and 2018, respectively.

In addition, the Company incurred acquisition-related costs in a total amount of $493, which are included in general and administrative expenses. Acquisition-related costs include legal, accounting, consulting fees and other external costs directly related to the acquisition.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS

The following is a summary of marketable securities:

	December 31, 2018
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Matures within one year:
Corporate debentures	$3,999	$-	$(18)	$3,981
	3,999	-	(18)	3,981

Matures after one year through three years:
Corporate debentures	33,698	29	(346)	33,381
Government debentures	11,360	-	(138)	11,222
	45,058	29	(484)	44,603

Total	$49,057	$29	$(502)	$48,584

	December 31, 2017
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Matures within one year:
Corporate debentures	$5,190	$50	$(9)	$5,231
Government debentures	295	12	(1)	306
	5,485	62	(10)	5,537

Matures after one year through three years:
Corporate debentures	56,514	137	(202)	56,449
Government debentures	12,403	8	(25)	12,386
	68,917	145	(227)	68,835

Total	$74,402	$207	$(237)	$74,372

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	December 31, 2018
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses

Corporate debentures	$12,017	$(126)	$16,547	$(238)	$28,564	$(364)
Government debentures	8,864	(117)	2,357	(21)	11,221	(138)

Total	$20,881	$(243)	$18,904	$(259)	$39,785	$(502)

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2017
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses

Corporate debentures	$43,852	$(211)	$-	$-	$43,852	$(211)
Government debentures	2,854	(26)	-	-	2,854	(26)

Total	$46,706	$(237)	$-	$-	$46,706	$(237)

The below table sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2018 and December 31, 2017 by level within the fair value hierarchy.

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$48,584	$-	$48,584

Total financial assets	$-	$48,584	$-	$48,584

Liabilities:
Foreign currency derivative contracts	$-	$111	$-	$111

Total liabilities	$-	$111	$-	$111

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$74,372	$-	$74,372
Foreign currency derivative contracts	-	45	-	45

Total financial assets	$-	$74,417	$-	$74,417

Liabilities:
Payment obligation related to acquisition	$-	$-	$334	$334

Total liabilities	$-	$-	$334	$334

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

The following table set forth the change of fair value measurements that are categorized within Level 3:

Total fair value as of January 1, 2018	$334
Settlement of payment obligation *)	(303)
Accretion of payment obligation	44
Reversal of payment obligation **)	(75)

Total fair value as of December 31, 2018	$0

*)	$303 is included within other payables and accrued expenses on the balance sheet.
**)	The set milestone was met only at 76% as of December 31, 2018. The reversal of payment obligations was recognized in operating expenses.

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

NOTE 5:-	INVENTORIES

	December 31,
	2017	2018

Raw materials and components	$15,756	$17,425
Finished products (*)	19,099	12,605

	$34,855	$30,030

(*)	Including amounts of $34 and $836 for the years ended December 31, 2017 and 2018, respectively, with respect to inventory delivered to customers for which revenue was not yet recognized.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2017	2018
Cost:

Computer and peripheral equipment	$2,616	$3,182
Office furniture and equipment	1,497	1,757
Machinery and equipment	11,098	12,230
Leasehold improvements	7,022	8,505
Building and land	-	3,343

	22,233	29,017

Accumulated depreciation	(11,003)	(14,023)

Property, plant and equipment, net	$11,230	$14,994

Depreciation expenses for the years ended December 31, 2016, 2017 and 2018 were $2,447, $3,505 and $3,900 respectively.

During the years ended December 31, 2016, 2017 and 2018, the Company recorded a reduction of $297, $298 and $861, respectively to the cost and accumulated depreciation of fully depreciated equipment no longer used.

NOTE 7:-	INTANGIBLE ASSETS, NET

a.	Intangible assets are comprised of the following:

	Weighted average amortization period	December 31,
	Years	2017	2018
Original amount:
Acquired technology	8.14	$1,566	$1,566
Customer relationships	5	2,614	2,614
Non-competition agreement	4	265	265

		$4,445	$4,445
Accumulated amortization:
Acquired technology		866	966
Customer relationships		1,404	2,302
Non-competition agreement		99	166

		2,369	3,434

Intangible assets, net		$2,076	$1,011

Amortization expenses for the years ended December 31, 2016, 2017 and 2018 were $519, $1,309 and $1,065, respectively.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INTANGIBLE ASSETS, NET (Cont.)

b.	Future amortization expenses for the years ending:

December 31,

2019	$432
2020	136
2021	143
2022	100
2023 and thereafter	200

$1,011

NOTE 8:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2017	2018

Government authorities	$867	$253
Warranty provision	1,680	1,909
Professional services	470	412
Payment obligation related to acquisition	900	303
Restructuring	503	-
Provision for return	-	570
Accrued expenses	626	1,546

	$5,046	$4,993

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases facilities and vehicles under operating leases that expire on various dates through 2028. Aggregate minimum lease and rental payments under non-cancelable operating leases as of December 31, 2018, are (in the aggregate) and for each succeeding fiscal year below:

December 31,

2019	$2,549
2020	2,415
2021	2,114
2022	1,998
2023 and thereafter	5,335

$14,411

Total rent expenses for the years ended December 31, 2016, 2017 and 2018 were $1,664, $2,963 and $2,663, respectively.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Charges:

As of December 31, 2018, the Company has two lines of credit with Israeli banks for total borrowings of up to $3 million, all of which was undrawn as of December 31, 2018. These lines of credit are unsecured and available subject to the Company’s maintenance of a 30% ratio of total tangible shareholders’ equity to total tangible assets and that the total credit use will be less than 70% of the Company and its subsidiaries’ receivables. Interest rates across these credit lines varied from 0.2% to 2.3%.

As of December 31, 2018, the Company has not utilized its line of credits.

c.	Purchase commitments:

As of December 31, 2018, the Company has $12,596 of purchase commitments for goods and services from vendors. These commitments are due primarily within one year.

d.	Litigation:

From time to time, the Company is party to various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

e.	Royalty Commitments:

Under the Company’s agreement for purchasing print heads and other products, which was amended in 2016, the Company is obligated to pay 2.5% royalties of its annual ink revenues up to an annual maximum amount of $625.

Royalties expenses for the years ended December 31, 2016, 2017 and 2018 were $625.

f.	Guarantees:

As of December 31, 2018, the Company provided two bank guarantees of $370 in the aggregate for its rented facilities.

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

2.	On January 31, 2017 the Company closed a follow on and secondary offering where by 8,625,000 ordinary shares were sold in the transaction to the public of which 2,300,000 were issued by the Company and 6,325,000 were sold by the selling shareholders (inclusive of 1,125,000 ordinary shares pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by the Company from the offering were $35,077, net of underwriting discounts, commissions and offering expenses.

3.	On May 15, 2017 and December 7, 2018, the Company made additional underwritten secondary offerings of 4,250,000 and 3,132,481 ordinary shares respectively, by the Company’s major shareholder. The Company did not receive any of the proceeds from the sale of these ordinary shares.

b.	Share option and RSU’s plans:

A summary of the Company’s share option activity and related information is as follows:

	Number of shares upon exercise	Weighted average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	2,360,647	$10.76	8.05	$13,588
Granted	449,276	18.69	9.53
Exercised	(918,380)	6.82	6.45
Forfeited	(307,979)	13.54	7.95

Outstanding at end of year	1,583,564	$14.71	8.19	$6,536

Exercisable at end of year	619,711	$12.37	7.42	$4,011

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2018, $8,029 in unrecognized compensation cost related to share options is expected to be recognized over a weighted average vesting period of 2.89 years.

The weighted average fair value of options granted during the years ended December 31, 2016, 2017 and 2018 were $5.64, $9.24 and $9.5 per share, respectively. The weighted average fair value of options vested during the year ended December 31, 2018 was $6.71. The total intrinsic value of options exercised during the years ended December 31, 2016, 2017 and 2018 were $7,822, $10,588 and $11,775, respectively.

c.	The options outstanding as of December 31, 2018, have been classified by exercise price, as follows:

	Options outstanding at December 31, 2018			Options exercisable at December 31, 2018
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

0.36-2.17	71,035	2.05	5.81	71,035	2.05	5.81
9.38-9.97	122,770	9.93	6.04	112,259	9.97	5.96
10.05-11.90	356,546	10.24	7.57	142,766	10.11	7.52
13.4-15.29	149,185	14.48	7.08	104,014	14.53	7.22
15.80-18.05	423,989	17.52	8.69	118,360	17.62	8.66
18.8-21.15	460,039	18.91	9.53	71,277	19.06	9.4

	1,583,564			619,711

A summary of the Company’s RSUs activity is as follows:

Number of RSUs

Unvested at beginning of year	88,759
Granted	370,417
Vested	(22,597)
Forfeited	(22,159)
Unvested at the end of the year	414,420

The weighted average fair values at grant date of RSUs granted for the years ended December 31, 2017 and 2018 were $17.77 and $17.1, respectively. The total fair value of shares vested during the year ended December 31, 2018 was $421.

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

During 2018, the Board of Directors approved an increase in the ordinary shares reserved for issuance to 5,376,368 ordinary shares. As of December 31, 2018, an aggregate of 1,960,465 ordinary shares were available for future grants.

e.	The following table sets forth the total share-based compensation expense included in the consolidated statements of operations for the years ended December 31, 2016, 2017 and 2018:

	Year ended December 31,
	2016	2017	2018

Cost of products	$311	$419	$494
Cost of services	171	210	398
Research and development	217	775	1,022
Sales and marketing	654	920	1,240
General and administrative	1,640	2,087	2,392

Total share-based compensation expense	$2,993	$4,411	$5,546

f.	On January 10, 2017, the Company signed a master purchase agreement with Amazon Inc. under which 2,932,176 warrants to purchase ordinary shares of the Company at an exercise price of $13.04 were issued to Amazon as a customer incentive. The warrants are subject to vesting as a function of payments for purchased products and services of up to $150 million over a five years period beginning on May 1, 2016, with the shares vesting incrementally each time Amazon makes a payment totaling $5 million to the Company. As of December 31, 2018, 1,111,773 warrants are exercisable.

The Company utilizes a Monte Carlo simulation approach to estimate the fair value of the warrants, which requires inputs such as common ordinary share, the warrant exercise price, estimated ordinary share price volatility and risk-free interest rate, among others. The Company recognized a reduction to revenues of $2,030, $2,895 and $4,576 during the years ended December 31, 2016, 2017 and 2018, respectively.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (losses) per share:

	Year ended December 31,
	2016	2017	2018
Numerator for basic and diluted net earnings (losses) per share:

Net income (loss)	$828	$(2,015)	$12,429

Weighted average shares outstanding:

Denominator for basic net earnings (losses) per share	30,562,255	33,574,147	34,521,352
Effect of dilutive securities:
Employee share options and restricted share units	1,170,277	-	842,352

Denominator for diluted net earnings (losses) per share	31,732,532	33,574,147	35,363,704

Basic net earnings (losses) per share	$0.03	$(0.06)	$0.36

Diluted net earnings (losses) per share	$0.03	$(0.06)	$0.35

NOTE 12:-	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss):

	Unrealized Gains (losses) on marketable securities	Unrealized Gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Year ended December 31, 2018:
Beginning balance	$(30)	$45	$286	$301
Other comprehensive income (loss) before reclassifications	(887)	(230)	6	(1,111)
Amounts reclassified from accumulated other comprehensive income (loss)	480	92	-	572

Net current period other comprehensive income (loss)	(407)	(138)	6	(539)

Ending Balance	$(437)	$(93)	$292	$(238)

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (Cont.)

	Unrealized Gains (losses) on marketable securities	Unrealized Gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total
Year ended December 31, 2017:
Beginning balance	$(100)	$3	$15	$(82)
Other comprehensive income before reclassifications	104	436	271	811
Amounts reclassified from accumulated other comprehensive income (loss)	(34)	(394)	-	(428)

Net current period other comprehensive income	70	42	271	383

Ending Balance	$(30)	$45	$286	$301

NOTE 13:-	TAXES ON INCOME

a.	Tax rates:

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2016: 25%, 2017: 24% and 2018: 23%.

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

In the event of distribution of dividends from the above-mentioned tax-exempt income, the amount distributed will be subject to the same reduced corporate tax rate that would have been applied to the Beneficiary Enterprise’s income.

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

As of December 31, 2018, tax-exempt income of $100,920 is attributable to the Company’s and its subsidiary’s various Beneficiary Enterprise programs. If such tax-exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and $23,212 would be incurred as of December 31, 2018.

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

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments (“the Amendment”) was published. According to the Amendment, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%). Pursuant to Amendment 73 to the Investment Law adopted in 2017, a Company that meets the conditions for “Preferred Technological Enterprises”, is subject to tax rate of 12%.

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2018 was $7,240. If these undistributed earnings are distributed, they would be taxed at the corporate tax rate applicable to such income, and $587 would be incurred as of December 31, 2018.

d.	Tax Reform in the U.S:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018.

At December 31, 2017, the Company re-measured its U.S. deferred tax assets and liabilities, based on the new rates at which they are expected to reverse in the future. The tax expense recorded in 2017, related to the re-measurement of the deferred tax balance was $355.

e.	Final tax assessments:

The Company and its Israeli subsidiary received final tax assessments through 2012. The U.S subsidiary received final tax assessment through 2012 and the German and the Hong Kong Subsidiaries have not received a final tax assessment since inception.

f.	Carryforward losses for tax purposes:

Carryforward operating tax losses of the Company and the Company’s Israeli subsidiary total approximately $58,243 as of December 31, 2018 and may be used indefinitely.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s and its subsidiaries’ deferred tax liabilities and assets are as follows:

	December 31,
	2017	2018

Carryforward tax losses	$3,764	$3,538
Share-based compensation	424	976
R&D expenses	1,331	1,414
Other temporary differences	552	1,354

Deferred tax assets	6,071	7,282

Deferred tax liability due to property, plant and equipment	(4)	(10)

Valuation allowance	(5,503)	-

Deferred tax assets, net	$564	$7,272

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. As of each reporting date, management considers new evidence, both positive and negative, that could impact management’s view with regards to the future realization of deferred tax assets for each jurisdiction. During the year ended December 31, 2018, the Company released $5,503 of valuation allowance against the deferred tax assets primarily related to NOL carryforwards.

Income (loss) before income taxes is comprised as follows:

	Year ended December 31,
	2016	2017	2018

Domestic	$(507)	$(3,328)	$4,458
Foreign	1,983	1,697	2,579

Income (loss) before income taxes	$1,476	$(1,631)	$7,037

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

h.	Taxes on income are comprised as follows:

	Year ended December 31,
	2016	2017	2018

Current taxes	$829	$509	$1,088
Deferred taxes	(181)	(125)	(6,480)

	$648	$384	$(5,392)

Domestic	$(70)	$(594)	$(6,050)
Foreign	718	978	658

	$648	$384	$(5,392)

	Year ended December 31,
	2016	2017	2018
Domestic taxes:

Current taxes	$(70)	$(594)	$333
Deferred taxes	-	-	(6,383)

	(70)	(594)	(6,050)

Foreign taxes:

Current taxes	899	1,103	755
Deferred taxes	(181)	(125)	(97)

	718	978	658

Taxes on income	$648	$384	$(5,392)

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

i.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	December 31,
	2017	2018

Beginning of year	$1,691	$1,521
Increases related to tax positions taken during prior years	-	452
Decreases related to expiration of statute of limitations	(594)	-
Increases related to tax positions taken during the current year	218	313
Cumulative translation adjustments and other	206	(46)

Balance at December 31 *)	$1,521	$2,240

*) As of December 31, 2017, and 2018 unrecognized tax benefit in the amount of $905 and $1,218 were presented as a reduction from deferred taxes.

The entire amount of the unrecognized tax benefits could affect the Company’s income tax provision and the effective tax rate.

During the years ended December 31, 2016, 2017 and 2018, an amount of $0, $54 and $115, respectively, was added to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years’ uncertain tax positions. As of December 31, 2017, and 2018, the Company had accrued interest related to uncertain tax positions in the amounts of $60 and $171, which is included within income tax accrual on the balance sheets.

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

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

j.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2016	2017	2018

Income (loss) before taxes, as reported in the consolidated statements of income	$1,476	$(1,631)	$7,037

Theoretical tax expense (benefit) at the Israeli statutory tax rate	369	(392)	1,618
Tax adjustment in respect of different tax rate of foreign subsidiaries	114	111	43
Non-deductible expenses and other permanent differences	140	143	64
Deferred taxes on losses and other temporary differences for which valuation allowance was provided, net	318	1,899	(5,503)
Stock based compensation	716	996	1,161
Change in tax rate	240	355	-
Beneficiary enterprise benefits (*)	(1,190)	(2,360)	(3,469)
Increase (Decrease) in other uncertain tax positions	(70)	(376)	765
Other	11	8	(71)

Actual tax expense (benefit)	$648	$384	$(5,392)

(*) Basic and diluted earnings per share amounts of the benefit resulting from the “Beneficiary Enterprise” status	0.04	0.07	0.10

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	GEOGRAPHIC INFORMATION

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

The following table presents long-lived assets by geographic region as of December 31, 2017 and 2018:

	December 31,
	2017	2018

U.S	$232	$1,839
Israel	10,342	12,581
EMEA	378	328
Asia Pacific	278	246

	$11,230	$14,994

Major customers’ data as a percentage of total revenues:

The following table sets forth the customers that represented 10% or more of the Company’s total revenues in each of the periods set forth below:

	Year ended December 31,
	2016	2017	2018

Customer A	21%	18%	15%
Customer B	16%	13%	17%

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SELECTED STATEMENTS OF INCOME DATA

Financial income, net:

	Year ended December 31,
	2016	2017	2018
Financial income:

Interest on bank deposits and other	$203	$69	$406
Exchange rate differences, net	-	-	87
Realized gain on sale of marketable securities, net	6	34	-
Interest on marketable securities	1,046	1,896	2,107

	1,255	1,999	2,600
Financial expenses:

Bank charges	(277)	(244)	(299)
Exchange rate differences, net	(478)	(757)	-
Realized loss on sale of marketable securities, net	-	-	(480)
Amortization of premium and accretion of discount on marketable securities, net	(454)	(546)	(388)

	(1,209)	(1,547)	(1,167)

Total financial income:	$46	$452	$1,433

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

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

Acord is an insurance company which is owned, in part, by the Chairman of the Board. Starting December 1, 2017, the Company entered a one-year business and professional insurance contract with Acord, which was renewed for additional one-year period on December 1, 2018. The total annual premium under the contract is $248.

2.	Priority Software Ltd. (“Priority”)

Priority is the Company’s ERP solution provider, which is owned, in part by few of the Company’s Board members. In October 2017, the Company amended its contract with Priority, increasing it from 55 general licenses to 250 named licenses including web. The total cost of the additional licenses was $58. During the years ended December 31, 2016, 2017 and 2018 maintenances fees amounted to $8, $32 and $30, respectively.

NOTE 17:-	SUBSEQUENT EVENT

On February 7, 2019 (the “Closing Date”), the Company has closed a definitive asset purchase agreement with Hirsch Solutions Inc., the Company’s primary distributor in the United States and Canada, which accounted for 21%, 18% and 15% of its revenues in the years ended December 31, 2016, 2017 and 2018, respectively, to purchase the Company’s remaining business assets related to the distribution agreement between the companies for a total consideration of $4,715.

- - - - - - - - - - - - - - - - - - - -