Form 20-F
period 2019-12-31
Kornit Digital Ltd.
filed 2020-03-23
CIK 1625791

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Guy Avidan

Chief Financial Officer

Kornit Digital Ltd.

12 Ha’Amal St.

Rosh-Ha’Ayin 4809246, Israel

Tel: +972 3 908-5800

Fax: +972 3 908-0280

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value NIS 0.01 per share	KRNT	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2019, the registrant had outstanding 40,684,340 ordinary shares, par value NIS 0.01 per share

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes       ☐ No

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

Large accelerated filer: ☒	Accelerated filer: ☐	Non-accelerated filer: ☐
Emerging growth company: ☐

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

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we expect, project, believe, anticipate, intend or project will or may occur in the future. The statements that we make regarding the following matters are forward-looking by their nature:

●	our expectations regarding the expansion of our servable addressable market;

●	our expectations regarding our future gross margins and operating expenses;

●	our expectations regarding our growth and overall profitability;

●	our expectations regarding the impacts of variability on our future revenues;

●	our expectations regarding drivers of our future growth, including anticipated sales growth, penetration of new markets, and expansion of our customer base;

●	our plans to continue our expansion into new product markets;

●	our plans to continue to invest in research and development to introduce new systems and improved solutions;

●	our plans regarding our distribution strategy for our products;

●	our expectations concerning the timing for completion of the development of our new, modern manufacturing facility in Kiryat Gat, Israel;

●	our expectations regarding the success of our new products and systems;

●	the expected impact of new accounting pronouncements on our results of operations;

●	the impact of government laws and regulations;

●	our expectations regarding our anticipated cash requirements for the next 12 months;

●	our plans to expand our international operations;

●	our plans to file and procure additional patents relating to our intellectual property rights and the adequate protection of these rights; and

●	our plans to pursue strategic acquisitions or invest in complementary companies, products or technologies.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks described in “ITEM 3.D. Risk Factors” and the additional information contained in “ITEM 4 Information on the Company” and “ITEM 5. Operating and Financial Review and Prospects.”

ii

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.

USE OF TRADE NAMES

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. “Kornit Digital”, the “K” logo and other trademarks or service marks of Kornit Digital Ltd. appearing in this annual report are the property of Kornit Digital Ltd. We have several other registered trademarks, service marks and pending applications relating to our solutions. Although we have omitted the “®” and “™” trademark designations for such marks in this annual report, all rights to such trademarks are nevertheless reserved. Other trademarks and service marks appearing in this annual report are the property of their respective holders. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

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

iii

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers.

Not Applicable.

ITEM 2.	Offer Statistics and Expected Timetable.

Not Applicable.

ITEM 3.	Key Information.

A.	Selected Financial Data

The following tables set forth our selected consolidated financial data. You should read the following selected consolidated financial data in conjunction with, and it is qualified in its entirety by reference to, our historical financial information and other information provided in this annual report, including “ITEM 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this annual report.

The selected consolidated statements of income data for the years ended December 31, 2017, 2018 and 2019 and selected consolidated balance sheet data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements appearing in ITEM 18. Financial Statements. The selected consolidated statements of income data for the years ended December 31, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 has been derived from our audited consolidated financial statements not appearing in this annual report. The historical results set forth below are not necessarily indicative of the results to be expected in future periods. Our financial statements have been prepared in accordance with GAAP.

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands, except share and per share data)
Consolidated Statements of Income:
Revenues	$86,405	$108,694	$114,088	$142,373	$179,866
Cost of revenues(1)	45,820	59,284	59,977	72,504	97,790
Gross profit	40,585	49,410	54,111	69,869	82,076
Operating expenses:
Research and development(1)	11,950	17,383	20,834	21,912	22,407
Sales and marketing(1)	13,367	18,338	21,279	25,596	33,573
General and administrative(1)	9,500	12,259	13,578	16,436	18,498
Restructuring expenses	-	-	503	321	-
Total operating expenses	34,817	47,980	56,194	64,265	74,478
Operating income (loss)	5,768	1,430	(2,083)	5,604	7,598
Finance income (expenses), net	(334)	46	452	1,433	3,313
Income (loss) before taxes on income (tax benefit)	5,434	1,476	(1,631)	7,037	10,911
Taxes on income (tax benefit)	709	648	384	(5,392)	744
Net income (loss)	4,725	$828	$(2,015)	$12,429	$10,167
Net earnings (loss) per ordinary share(2)
Basic	$0.19	$0.03	$(0.06)	$0.36	$0.27
Diluted	$0.18	$0.03	$(0.06)	$0.35	$0.26
Weighted average number of ordinary shares used in computing income per ordinary share(2)
Basic	24,633,369	30,562,255	33,574,147	34,521,352	38,079,394
Diluted	26,458,584	31,732,532	33,574,147	35,363,704	39,294,115

	As of December 31,
	2015	2016	2017	2018	2019
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$18,464	$22,789	$18,629	$74,132	$40,473
Working capital(3)	65,455	68,651	63,907	107,584	205,825
Total assets	123,352	140,046	178,374	214,823	405,466
Total long term liabilities	1,839	2,725	2,155	2,515	21,586
Total shareholders’ equity	100,262	107,188	150,699	179,136	338,303

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands)
Share-based compensation expense:
Cost of revenues	$306	$482	$629	$892	$1,152
Research and development	281	217	775	1,022	1,294
Sales and marketing	537	654	920	1,240	1,689
General and administrative	1,259	1,640	2,087	2,392	2,479
Total share-based compensation expense	$2,383	$2,993	$4,411	$5,546	$6,614

(2)	Basic and diluted net earnings per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period. For additional information, see Notes 2aa and 11 to our consolidated financial statements included in ITEM 18. Financial Statements.

(3)	Working capital is defined as total current assets minus total current liabilities. In November 2015, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (ASU 2015-17), which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. We adopted this standard early in 2015 retrospectively and reclassified all of our current deferred tax assets to noncurrent deferred tax assets.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The principal competition for our digital printing systems comes from manufacturers of analog screen printing systems, textile printers and ink, such as M&R Printing Equipment, Inc., Machines Highest Mechatronic GmbH and S. Roque – Máquinas e Tecnologia Laser, S.A. Our principal competitor in the industrial digital direct-to-garment market is Aeoon Technologies GmbH. We also face competition in this market from Brother International Corporation, Seiko Epson Corporation, Ricoh Company Ltd. and a number of smaller competitors with respect to our entry level system. Recently, a new competitor, with little track record, entered into the market The Dream Junction/OvalJet. Our competitors in the Direct-to-Fabric (also known as R2R), or DTF, market include: Dover Corporation through its MS Printing Solutions S.r.l. subsidiary; Seiko Epson Corporation through its subsidiary, Fratelli Robustelli S.r.l; Durst Phototechnik AG; Electronics for Imaging, Inc. through its Reggiani Macchine SpA subsidiary; and a number of smaller competitors. Some of our current and potential competitors have larger overall installed bases, longer operating histories and greater name recognition than we have. In addition, many of these competitors have greater sales and marketing resources, more advanced manufacturing operations, broader distribution channels and greater customer support resources than we have. Some of our competitors in the DTF market gained their current market position by merging with, or acquiring, existing companies in the DTF market. Current and future competitors may be able to respond more quickly to changes in customer demands and devote greater resources to the development, promotion and sale of their printers and ink and other consumables than we can. Our current and potential competitors in both the direct-to-garment and direct-to-fabric markets may also develop and market new technologies that render our existing solutions unmarketable or less competitive. In addition, if these competitors develop products with similar or superior functionality to our solutions at prices comparable to or lower than ours, we may be forced to decrease the prices of our solutions in order to remain competitive, which could reduce our gross margins.

Our move towards a higher proportion of direct sales in place of indirect sales may have adverse consequences.

Our go-to-market strategy consists of a hybrid model of indirect and direct sales, depending on the specific territory into which we are selling. We continually evaluate that strategy in the geographies we serve in an effort to best serve our direct or indirect customers. As we shift towards a direct sales model, we may experience an initial disruption to our sales efforts in those jurisdictions as we transition from our previous sales structure. In addition, a shift to a direct sales model might result in a short-term impact on our results of operations, including due to the acquisition of inventory that requires a step up in basis and other such accounting impacts and costs associated with increased headcount and related expenses. Moreover, the implementation of a direct sales model might require significant management time and attention which might have an adverse impact on our business and results of operations during the transition period. We have been exposed to risks as a result of transitioning from an indirect sales model to a direct sales model, such as difficulties maintaining relationships with specific customers, hiring appropriately trained personnel and ensuring compliance with local product registration requirements.

A significant portion of our sales is concentrated among a small number of customers, and our business would be adversely affected by a decline in sales to, or the loss of, those customers.

During the years ended December 31, 2018 and 2019, our ten largest customers accounted for approximately 55% and 45% of our revenues, respectively. During those same years, Amazon Corporate LLC, a subsidiary of Amazon.com, Inc., which we collectively refer to as Amazon, accounted for approximately 17% and 12% of our revenues, respectively. Given the concentration of our revenues with these customers, the loss of either Amazon or another one of our significant customers, or variability in their order flows, could materially adversely affect our revenues or results of operations.

Our operating results are subject to seasonal variations, which could cause the price of our ordinary shares to decline.

Our business is seasonal. Either the third or fourth quarter has historically been our strongest quarter in terms of revenues, and the first quarter has been our weakest. This seasonality coincides with spending in anticipation of the holidays towards the end of the year, especially in the United States and Europe. In the last three fiscal years, we have continuously increased our operating expenses throughout the year, and as such, the expense run rate at which we have ended each year is significantly higher than where we started the given year. The carryover of such costs into the first quarter of the following year results in downward pressure on operating margins, which is compounded by seasonally lower revenue in the first quarter compared to other quarters.

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

In January 2017, we entered into a master purchase agreement with an affiliate of Amazon.com, Inc. governing sales of our systems and ink and other consumables at agreed-upon prices that vary based on sales volumes. We also agreed to provide maintenance services and extended warranties to Amazon at agreed prices. The term of the agreement is five years beginning on May 1, 2016 and extends automatically for additional one-year periods unless terminated by Amazon. The agreement was amended effective as of March 1, 2017, January 1, 2018 and June 29, 2018, respectively. Under the agreement, we were required to issue to an affiliate of Amazon warrants to purchase up to 2,932,176 of our ordinary shares, which vest based on payments made by Amazon in connection with the purchase of goods and services from us.

Our contractual agreements with Amazon contain a number of material undertakings and other arrangements:

●	Our revenues are presented net of the relative value of the warrants in each particular period related to the revenues recognized. The value of the warrants is determined as the fair value as of January 1st 2019, and reported as a reduction of revenue in the Company’s income statement when related revenues are recognized.

●	We have agreed to provide a rebate to Amazon based on the number of systems and amount of ink and other consumables Amazon orders in a given 12-month period. The timing and scale of any such rebate may be difficult to predict and may cause fluctuations in our quarterly and annual revenues, gross profit and operating profit.

●	We are required to notify Amazon 12 months in advance if we intend to stop supporting one of the products or services that we supply to Amazon and to continue to manufacture the product or provide such service during such 12-month period. Subject to certain exceptions, we are required to continue to supply ink in such quantities as Amazon requires for at least 36 months after the earlier of (1) the end of the term of the master purchase agreement or (2) 18 months following the purchase of the last product sold pursuant to the agreement.

●	We are required to deliver our products and services to Amazon and to comply with a service level agreement. If we fail to meet the requirements under such service level agreement Amazon will receive credits against its cost for those delayed products or services.

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

●	The print heads for our systems are supplied by a sole supplier, FujiFilm Dimatix, Inc., or FDMX. We entered into an agreement with FDMX in 2015, pursuant to which FDMX sells us certain off-the-shelf print heads and additional products, all of which FDMX regularly sells to providers of inkjet systems. Our current agreement terminates in December 2022, at the conclusion of an initial three-year renewal period, and provides for further one-year renewal periods thereafter. The agreement provides that beginning with the start of the first one-year renewal period, FDMX may increase the prices of the products that we purchase from it upon 90-days’ prior notice, subject to certain conditions. During the successive one-year periods, FDMX or we can terminate the agreement upon 90 days’ notice prior to the end of the then-current term. Our agreement further provides that FDMX may, at its option, discontinue products supplied under the agreement, provided that we are given one-year notice of the planned discontinuance and are provided with an end-of-life purchase program.

●	A chemical used in some of our inks is supplied by B.G. (Israel) Technologies Ltd., or BG Bond, a subsidiary of Ashtrom Ltd., a large public Israeli industrial company. We entered into an agreement with BG Bond in December 2016 pursuant to which we agree to purchase, and BG Bond agrees to produce this chemical at set prices. In exchange for an upfront payment, which is refundable upon the purchase of a minimum quantity of the chemical, BG Bond agreed to install additional equipment dedicated to the production of the chemical. The agreement is for a term of five years or until we purchase a certain agreed-upon minimum quantity and cannot be terminated by us other than in case of material breach by BG Bond. For some of our inks, this chemical is supplied by The Dow Chemical Company, a multinational producer of chemicals and other compounds. We currently purchase these chemicals from the Dow Chemical Company on a purchase order basis.

●	Certain parts of the control system of our systems are supplied by a sole supplier, Yaskawa Europe Technology Ltd., or Yaskawa. Our turnkey suppliers (Flextronics and Sanmina), which assemble the control system on our behalf, purchase those control system parts from Yaskawa. We also purchase additional, spare control system parts from Yaskawa for our service department on a purchase order basis. Yaskawa maintains additional inventory of these control system parts as safety stock for our benefit, based on our requirements.

●	One of our printing systems contains a dryer that we purchase from Adelco Screen Process, or Adelco, which serves as a sole supplier of that part. The dryer is supplied under an April 2019 agreement that we entered into with Adelco.

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

Our new Kiryat Gat facility is being constructed on lands leased by the Company from the Israel Lands Administration, or ILA. If we are unable to continue to use such lands, we would be unable to use the facility and our results of operations and future prospects will suffer as a result. In addition, construction of the facility may subject us to risks of construction delays or cost overruns.

In November 2018, we entered into a development agreement, which we refer to as the Development Agreement, with the ILA for the construction of our new, modern, manufacturing facility in Kiryat Gat on lands leased from the ILA. Construction has begun and is currently expected to be completed by 2020. The Development Agreement provides that if our company were a “foreign subject,” which includes our company being under foreign control (i.e., a majority of our ordinary shares are held by non-Israelis), that would constitute a fundamental breach under the agreement. We intend to follow a specific standard process for seeking approval from the ILA in which the ILA approves our entering into the Development Agreement despite our potential status as a “foreign subject,” since our shares are traded on Nasdaq, and we are held by multiple shareholders whose identities are unknown. However, should such approval not be provided, the ILA would be entitled to terminate the Development Agreement if our company would be considered a “foreign subject” under the terms of such agreement. If the Development Agreement were terminated, we would be unable to use the new Kiryat Gat facility being constructed on this property pursuant to the Development Agreement, which would have a material adverse effect on our results of operations.

In addition, in January 2019 we entered into a primary contractor agreement with Agrotop Ltd. to begin construction of our Kiryat Gat facility. In April 2019, we entered into an agreement with Y.V. Galil Engineering Ltd. for the design and installation of a production line at the new facility. We are also paying Galil Engineering on a time and materials basis. The construction of the new facility, including the production line, is expected to be completed on or about August 2020. We anticipate some delays due to the Coronavirus effect. We currently estimate that the total cost for land, construction of the facility and design and installation of the production line will be approximately NIS 62 million (approximately $17.5 million based on current exchange rates). This project is subject to risks of delay or cost overruns inherent in any construction project resulting from numerous factors, including the following:

●	shortages of key equipment, materials or skilled labor;

●	unscheduled delays in the delivery of ordered materials and equipment;

●	unanticipated cost increases;

●	weather interferences; and

●	difficulties in obtaining necessary permits or in meeting permit conditions.

A material delay or cost overrun in connection with the construction of the Kiryat Gat facility or the installation of the production line could adversely impact our results of operations and future prospects.

Disruption of operations at our manufacturing site or those of third-party manufacturers could prevent us from filling customer orders on a timely basis.

We manufacture our ink and other consumables at our facility in Kiryat Gat, Israel (which we are in the process of replacing with a new, modern facility being constructed). We also rely on contract manufacturing services provided by Flextronics Israel Ltd. and Sanmina-SCI Israel Medical Systems Ltd., which are also in Israel, to assemble our systems. We expect that almost all of our revenues in the near term will be derived from the systems and ink and other consumables manufactured at these facilities.

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

Our operating margin was 4.2% in 2019 and 3.9% in 2018, and we had an operating loss of 1.8% in 2017. Our growth strategies, many of which are aimed at achieving operating and net profit margins, include increasing sales to existing customers, acquiring new high-volume customers, capitalizing on growth in our targeted markets and extending our serviceable addressable market by continuing to enhance our solutions. If we do not execute these strategies successfully, it could adversely impact our revenues and have a negative impact on our operating and net profit margins.

Our business and operations may be negatively affected if we fail to effectively manage our growth.

We have experienced significant growth in a relatively short period of time and intend to continue to grow our business. Our revenues grew from $66.4 million in 2014 to $179.9 million in 2019. Our headcount increased from 251 as of December 31, 2014 to 547 as of December 31, 2019. We plan to continue to hire additional employees across all areas of our company. Our rapid growth has placed significant demands on our management, sales and operational and financial infrastructure, and our growth will continue to place significant demands on these resources. Further, in order to manage our future growth effectively, we must continue to improve our IT and financial infrastructure, operating and administrative systems and controls and efficiently manage headcount, capital and processes. We may not be able to successfully implement these improvements in a timely or efficient manner, and our failure to do so may materially impact our projected growth rate.

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

The U.S. dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels, or NIS. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. To protect against an increase the dollar-denominated value of expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program, which seeks to hedge a portion of the economic exposure associated with our anticipated NIS-denominated expenses using derivative instruments. We expect that the substantial majority of our revenues will continue to be denominated in U.S. dollars for the foreseeable future and that a significant portion of our expenses will continue to be denominated in NIS. We cannot provide any assurances that our hedging activities will be successful in protecting us in full from adverse impacts from currency exchange rate fluctuations since we only plan to hedge a portion of our foreign currency exposure, and we cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar For example, based on annual average exchange rates, the NIS appreciated by 6.3%, 0.1% and 0.9% against the dollar in 2017, 2018 and 2019, respectively. During these periods, there was inflation of 0.4%, 0.8% and 0.6% in Israel in 2017, 2018 and 2019, respectively. If the dollar cost of our operations increases, our dollar-measured results of operations will be adversely affected. See “ITEM 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

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

Our success depends upon the continued service and performance of our senior management and other key personnel. Our senior executive team is critical to the management of our business and operations, as well as to the development of our strategies. The loss of the services of any of these personnel could delay or prevent the continued successful implementation of our growth strategy, or our commercialization of new applications for our systems and ink and other consumables, or could otherwise affect our ability to manage our company effectively and to carry out our business plan. Members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in our industry. There can be no assurance that we will be able to continue to retain such personnel. Following certain previously reported changes to our senior management team in 2018 and 2019, effective as of April 1, 2020, Gilad Yron, our Executive VP Global Business, will no longer serve in that role at our company and will be succeeded by Ms. Jecka Glasman, our recently appointed Chief Commercial Officer. To the extent we experience additional frequent changes in our leadership team (or the leadership teams of our subsidiaries) going forward, that could adversely affect our performance in a material manner.

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

We have a worldwide sales, marketing and support infrastructure that is comprised of independent distributors and value added resellers, and our own personnel resulting in a sales, marketing and support presence in over 100 countries, including markets in North America, Western and Eastern Europe, the Asia Pacific region and Latin America. We expect to continue to increase our sales headcount, our applications development headcount, our field support headcount, our marketing headcount and our engineering headcount and, in some cases, establish new relationships with distributors, particularly in markets where we currently do not have a sales or customer support presence. As we continue to expand our international sales and operations, we are subject to a number of risks, including the following:

●	greater difficulty in enforcing contracts and accounts receivable collection, as well as longer collection periods;

●	increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

●	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business;

●	greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;

●	general economic and political conditions in these foreign markets;

●	economic uncertainty around the world, including in respect of how our operations and sales in the European Union and the United Kingdom may potentially be impacted by Brexit;

●	management communication and integration problems resulting from cultural and geographic dispersion;

●

disruption to the supply of certain of our raw materials for our products that are sourced in countries impacted by the coronavirus outbreak, due to the slowdown in activity there (although our products are manufactured in Israel only);

●	adverse impact to our revenues worldwide, due to the spread of the coronavirus throughout the world, which has reduced economic activity in markets into which we sell our products;

●	risks associated with trade restrictions and foreign legal requirements, including the importation, certification, and localization of our solutions required in foreign countries, such as high import taxes in Brazil and other Latin American markets where we sell our products;

●	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

●	the uncertainty of protection for intellectual property rights in some countries;

●	greater risk of a failure of employees to comply with both U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act, or FCPA, the European Union General Data Protection Regulation, or GDPR (which broadened the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches promptly and obtain the consent of individuals on how their data can be used), the California Consumer Privacy Act, or CCPA (which imposes enhanced disclosure requirements for us vis-à-vis our interactions with customers that are residents of California), and any trade regulations ensuring fair trade practices; and

●	heightened risk of unfair or corrupt business practices in certain regions and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements.

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

As of December 31, 2019, we owned twenty-three (23) issued patents in the United States and twenty-three (23) provisional or pending U.S. patent applications, along with thirty-three (33) pending non-U.S. patent applications. We also had eighteen (18) patents issued in non-U.S. jurisdictions, and eleven (11) pending Patent Cooperation Treaty patent applications, which are counterparts of our U.S. patent applications. The non-U.S. jurisdictions in which we have issued patents or pending applications are China, the European Union or European countries of the European Union, Hong Kong, Israel, Canada, Australia, Republic of Korea, South Africa, Brazil, Japan and India. We may file additional patent applications in the future. The process of obtaining patent protection is expensive, time-consuming, and uncertain, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others through administrative processes or litigation resulting in patent claims being narrowed, invalidated, or unenforceable. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. Our policy is to require our employees (and our consultants and service providers, including third-party manufacturers of our systems and components, that develop intellectual property included in our systems) to execute written agreements in whiFch they assign to us their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but we cannot assure you that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement and pursue infringement claims in certain circumstances in relevant jurisdictions, all of which are costly and time-consuming. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights.

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

We own trademarks that identify “Kornit” “NeoPigment” and the “K” logo, and we have an additional pending trademark application for the “Konnect” logo, among others, and have registered these trademarks in certain key markets. Although we take steps to monitor the possible infringement or misuse of our trademarks, third parties may violate our trademark rights. In addition, we may not have trademark rights in all of the markets in which we may sell our products. Any unauthorized use of our trademarks could harm our reputation or commercial interests. In addition, efforts to enforce our trademarks may be expensive and time-consuming and may not effectively prevent infringement.

Our trademark rights may furthermore be subject to litigation. During 2016 we were subject to an opposition to our application to the European Union Intellectual Property Office, or EUIPO, to register the “Kornit” trademark in the European Union, on the part of Grupo FB Maquinaria, S.A., or Grupo, which claimed that it had earlier registered that trademark. While we ultimately succeeded, and the EUIPO ruled in our favor in April 2019 and registered the trademark in our name, we could face similar future challenges to our trademark rights in various jurisdictions around the globe.

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

We are subject to income taxes principally in Israel, Germany, Hong-Kong and the United States. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. We recognize income taxes under the liability method. Tax benefits are recognized from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. We are currently subject to a tax audit for the years 2013 to 2018 by the Israeli Tax Authority, or ITA. We have received the assessments for years 2013 and 2014 and they subject to another review by the ITA before they are finalized. The company is eligible to send its comments before the second review. According to a legal opinion we have received from our legal counsels, the claims we had and the positions we took on our tax returns are solid and valid, and we don’t believe the first assessment will be effective. The ITA may furthermore disagree with our positions taken in our tax returns for any other years as well, and we may be subject to additional tax liabilities, which could have a material adverse effect on our results of operations.

The widespread outbreak of illness due to the coronavirus may hurt our business in many ways, and, if prolonged, would likely adversely impact our operating results and financial condition in a significant manner.

Our business has begun to be adversely affected by the recent, widespread outbreak of respiratory illness caused by the coronavirus that was first identified in Wuhan, Hubei Province, China. If that outbreak continues or worsens, or if any other outbreak of contagious diseases occurs, and is accompanied by further adverse public health developments, that will likely have a material and adverse effect on our business operations. The impact could include disruptions or restrictions on our ability to ensure the continuous manufacture and supply of our systems and services, as well as temporary closures of our facilities or the facilities of the third-party distributors or service providers for our systems. Any such disruptions or restrictions will adversely impact our revenues, cash flows, and profitability, as well as our overall operating results and financial condition. In addition, the outbreak of contagious diseases in the human population that results in a prolonged widespread health crisis that adversely affects the economies and financial markets worldwide and causes an economic downturn will affect demand for our products and services and significantly adversely impact our operating results.

Risks Related to Our Ordinary Shares

Our share price may be volatile.

Our ordinary shares were first offered publicly in our initial public offering in April 2015 at a price of $10.00 per share, and our ordinary shares have subsequently traded as high as $44.55 and as low as $8.10 through March 15, 2020. The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

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

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted. Furthermore, share price volatility may impact the fair value of the warrants granted to Amazon and as a result may impact revenues and profits.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. We currently intend (subject to any extraordinary market conditions that might arise) to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares should be investors’ principal expected source of gain for the foreseeable future. To the extent that volatile or depressed market conditions (whether in the wake of the coronavirus outbreak or otherwise) reduce the trading price of our ordinary shares substantially for an extended period of time, we may potentially consider using a portion of our cash reserves for share repurchases. In addition to considerations related to corporate finance, Israeli law limits our ability to declare and pay dividends and may subject our dividends to Israeli withholding taxes. Furthermore, our payment of dividends (out of tax-exempt income) may retroactively subject us to certain Israeli corporate income taxes, to which we would not otherwise be subject.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. We currently follow Israeli home country practices with regard to the (i) quorum requirement for shareholder meetings (25%, which is less than the one-third minimum required under the NASDAQ rules) and (ii) independent director oversight requirement for director nominations (the board as a whole, rather than an entirely independent nominating committee or only the independent directors, handles this under Israeli law). See “ITEM 16G. Corporate Governance.” Furthermore, we may in the future elect to follow Israeli home country practices in lieu of the NASDAQ requirements on other matters, such as the requirement to hold separate executive sessions of independent directors or to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection than is accorded to investors of domestic issuers. See “ITEM 16G. Corporate Governance.”

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

 Future sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or to pay for acquisitions using, our equity securities.

Amazon is entitled to certain registration rights with respect to the 2,932,176 ordinary shares underlying its warrants, pursuant to a transaction agreement that we entered into with Amazon on January 10, 2017 and that was effective on May 8, 2016. All shares sold pursuant to an offering covered by a registration statement will be freely transferable except if purchased by an affiliate. See “ITEM 10.C — Material Contracts — Agreements with Amazon—Transaction Agreement and Warrant” in this annual report.

In addition, 455,735 ordinary shares are issuable under currently vested and exercisable share options granted to employees and office holders as of February 14, 2020. We have filed registration statements on Form S-8 under the Securities Act registering our potential issuance of those ordinary shares under our share incentive plans, of which as of February 24, 2020, there were options, restricted share units and warrants to purchase 3,363,054 shares outstanding. Shares included in such registration statements may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell

Under Section 404 of the Sarbanes-Oxley Act, because we are no longer an emerging growth company, we are for the first time required to obtain an auditor attestation regarding our internal control over financial reporting, which requires enhanced actions on our part that we may not successfully implement in an ongoing manner.

Effective as of January 1, 2019, we no longer qualify as an “emerging growth company” under the JOBS Act, and we have lost the ability to rely on the exemptions related thereto. Consequently, for the first time, in connection with this annual report, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. We are furthermore required (as we had been previously) to comply with the evaluation and certification requirements of Section 404 with respect to internal control over financial reporting. To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we may need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. If any such failure were to occur, we may be required to take remedial actions and make required changes to our internal control over financial reporting and we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on historic and certain estimates of our gross income, gross assets and market capitalization (which may fluctuate from time to time) and the nature of our business, we believe we were not a PFIC for the taxable year ended December 31, 2019 and we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2020. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our 2020 taxable year until after the close of the year. There can be no assurance that we will not be considered a PFIC for any taxable year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “ITEM 10.E Taxation and Government Programs—U.S. Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of sales of our ordinary shares. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. For a more detailed discussion, see “ITEM 10.E Taxation and Government Programs - U.S. Federal Income Taxation - Passive Foreign Investment Company Considerations.”

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

If equity research analysts do not publish research or reports about our business or if analysts, including short sellers, issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline. Additionally, we may fail to meet publicly announced financial guidance or other expectations about our business, which would cause our ordinary shares to decline in value.

The trading market for our ordinary shares relies in part on the research and reports that equity research analysts publish about us and our business. The price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if one or more of those analysts issue other unfavorable commentary or cease publishing reports about us or our business. The market price for our ordinary shares has been in the past, and may be in the future, materially and adversely affected by allegations made in reports issued by short sellers regarding our business model, our management and our financial accounting. If our financial results for a particular period do not meet our guidance or if we reduce our guidance for future periods, the market price of our ordinary shares may decline.

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

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2019, we had 339 employees based in Israel, certain of whom may be called upon to perform up to 54 days in each three year period (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively, in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession, up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

The government tax benefits that we currently receive require us to meet several conditions and will be terminated in the future, which will increase our costs.

We and our wholly owned Israeli subsidiary, Kornit Digital Technologies Ltd., or Kornit Technologies, are entitled to various tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law. As a result of this status, we expect to have a reduced tax rate for our taxable income generated in Israel in 2020. However, if we do not meet the requirements for maintaining these benefits, the tax benefits may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is currently set as 23%. In addition to being subject to the standard corporate tax rate, we might be required to refund any tax benefits that we have already received, as adjusted by the Israeli consumer price index, plus interest and monetary penalties thereon. Once these tax benefits are eliminated, the amount of taxes that we pay will increase, as all our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, prior to the expiration of our tax benefits, if we increase our operational activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs. See “ITEM 5. Operating and Financial Review and Prospects - Taxation and Israeli Government Programs Applicable to our Company — Law for the Encouragement of Capital Investments, 5719-1959.”

We have received and may receive further Israeli government grants for certain research and development activities. The terms of those grants restrict our ability to transfer manufacturing operations or technology outside of Israel.

Our research and development efforts have been financed in part through grants from the Israeli National Authority for Technological Innovation, or the Innovation Authority (previously known as the Israeli Office of the Chief Scientist). Prior to 2015, we received various grants from the Innovation Authority, all of which we repaid. In 2019, we received new commitments from the Innovation Authority for non-royalty bearing grants to reimburse us for up to 50% of our research and development expenses in connection with two projects, for an amount of NIS 1.59 million (approximately $0.44 million), in the aggregate. To date, we have received from the Innovation Authority NIS 0.87 million (approximately $245,000) of this new committed amount. We must comply with the requirements of the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and related regulations, or collectively, the Innovation Law, in connection with that new funding that we have begun to receive and any past funding that we had received from the Innovation Authority.

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

The restrictions set forth under the Innovation Law, to which we are subject (even after repaying grants we have received) include:

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

In April 2015, we completed our initial public offering, or IPO, pursuant to which we sold 8.165 million ordinary shares for aggregate gross proceeds (before underwriting discounts, commissions and expenses) of $81.65 million. Our ordinary shares began trading on the NASDAQ Global Select Market, under the symbol “KRNT,” on April 2, 2015. On January 31, 2017 and June 18, 2019, we completed follow-on offerings pursuant to which we sold 2.3 million and 5.0 million ordinary shares, respectively, for aggregate gross proceeds (before underwriting discounts, commissions and expenses) of $38.0 million and $137.3 million, respectively.

We are subject to the provisions of the Israeli Companies Law, 5759-1999. Our principal executive offices are located at 12 Ha’Amal Street, Rosh Ha’Ayin 4809246, Israel, and our telephone number is +972-3-908-5800. Our website address is www.kornit.com (the information contained therein or linked thereto shall not be considered incorporated by reference in this annual report). Our agent for service of process in the United States is Kornit Digital North America Inc., located at 480 South Dean Street Englewood, NJ 07631, and its telephone number is (262) 518-0200.

Principal Capital Expenditures

Capital expenditures in the years ended December 31, 2017, 2018 and 2019 were principally used for the purchase of property, plant and equipment ($5.7 million, $7.3 million and $5.4 million in 2017, 2018 and 2019, respectively). Those amounts included $1.8 million, in the aggregate invested over the course of those three years towards our now-complete, new headquarters in the United States. The amounts for 2018 and 2019 included $6.1 million spent towards land and construction of our new 6,400 square meter manufacturing and ink storage facility in Kiryat Gat, Israel, for which construction began in January 2019. The construction of that new facility, including a production line being installed there, is expected to be completed approximately in August 2020. We may experience some delays in construction due to the effects of the coronavirus. We currently estimate that the total cost for land, construction of the facility, design and installation of the production line, will be approximately NIS 62 million (approximately $17.5 million based on current exchange rates). We are financing the construction of that facility from cash on hand. On February 7, 2019, we consummated an asset purchase from Hirsch Solutions Inc., our former primary distributor in the United States and Canada, which accounted for 18% and 15% of our revenues in the years ended December 31, 2017 and 2018, respectively, to purchase remaining Kornit business assets related to the former distribution agreement between the companies. On the closing date, our company, through our wholly owned subsidiary Kornit Digital North America Inc., took ownership of relevant Kornit-related customer business assets as well as remaining inventory of systems and ink. Under the related acquisition agreement, the total consideration was $4.7 million.

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

Goldman Sachs estimated in a research report dated September 24, 2019 that the global ecommerce market (excluding travel) was worth approximately US $2.5 trillion in 2019, with a projected year-over-year CAGR of +20% until 2023. According to the same report, e-commerce was estimated to represent approximately 23.0%, 13.3%, and 10.6% of all retail sales in 2019 in China, the U.S. and Western Europe, respectively. M-commerce is about to burst into the mainstream thanks to a host of technological advances that are making it easier for people to shop on their phones. Business Insider predicted, in a 2019 report, m-commerce volume to rise at a CAGR of 24% from $205.0 billion at 2019 to hit $488.0 billion, or 44% of e-commerce, in 2024.

According to a global consumer survey performed by The Nilsen Company in 2018, fashion and apparel are, together, one of the top segments in ecommerce retail, predicted (according to a study published by Statista, the Statistics Portal) to increase at a compound annual rate of 12.2% from $518.9 billion in 2018 to more than $992 billion by 2023, as brands and retailers continue to adopt digital technologies that offer highly relevant and personalized customer experiences.

In the fashion and apparel industry, mobile purchases account for 65.4% of traffic to online fashion retailers and 57.1% of sales, much higher than the overall retail average.

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

According to real estate tracking done by Coresight Research in 2019 US retailers announced 9,302 store closings, a 59% jump from 2018 and the highest number since Coresight Research began tracking the data in 2012.

A research report published by Goldman Sachs on September 5, 2018, states that approximately 27% of announced store closures in 2018 were in the apparel and accessories categories.

According to a research held by UBS in April 2019, Online sales rise will force up to 75,000 stores in the US to close by 2026, including more than 20,000 clothing stores, or 17% of all clothing shops across the US.

The primary factors affecting the continued closing of traditional retail stores are the shift in consumer habits towards online shopping, a less than inspiring shopping experience at traditional brick-and-mortar stores, retailers’ inability to sell trend-right apparel, and the ongoing pile-up of unsold inventory, which has put pressure on profits. Traditional retailers are struggling to find the right balance between supply and demand, so that they do not end up with too much inventory on their shelves or in stock rooms. When merchandise piles too high, traditional retailers are forced to use steep discounts to deplete inventory and make room for next season’s goods. Further, eCommerce share gains continue to put pressure on traditional retail stores that are finding it difficult to compete with the level of selection, price, service, and convenience provided by many of the pure-play eCommerce companies or scaled omni-channel retailers.

Social Media Platforms

Social platforms, historically categorized into media and networks (which categories have merged in recent years), have changed the industrial and business landscape, both for companies that have adopted them and for those that have not. Social media platforms have an extremely powerful impact on the ways in which individuals and organizations are communicating with each other, and a powerful impact on consumer trends, demand and brands perception. The number of social media users, according to Dataportal data from Jan 2020, was 3.8 billion, 49% of the total world population. In the US alone, according to Statista data from December 2019, more than 73% of the population use social medias. This mainstream effect has a dramatic impact on the ability of small and micro brands, some of which are initiated by individuals or organizations that are leveraging their social influence status to inspire individuals who, in turn, purchase those brands’ products, to achieve ultra-fast recognition and exponential growth at the expense of traditional players, which need to develop agility in order to connect with consumers.

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

Among the biggest environmental impacts of the textile industry, two noticeable impacts are water pollution and waste of both water and garments.

In some of the countries in which garments are produced, untreated toxic wastewaters from textile factories are dumped directly into the rivers. These are extremely harmful for the aquatic life and the health of millions of people living by those riverbanks. The contamination also reaches the sea and eventually spreads around the globe. 200,000 tons of dyes are lost to effluents every year according to an article published by Sustain Your Style. The textile industry is also the second largest consumer of water. According to Sustain Your Style data, it can take up to 200 tons of freshwater per ton of dyed fabric. Consumer behavior and frequently changing fashion trends are making it difficult for fashion brands to predict the volumes of items that will be purchased. Combined with the traditional production methods designed to produce mass volumes of items, result with very large quantities of inventory leftovers. Redundant inventory and lack of adequate recycling infrastructure cause textile waste to rise and become an industry wide problem. According to Common Objective, a global tech solution for sustainable fashion business, 39 million tons of post-consumer textile waste that is generated worldwide each year.

Considering the size of the textile industry— one of the largest industries in the world—sustainability of the industry is important, but, on top of that, companies can furthermore make a huge difference environmentally, economically and socially. The textile industry has many reasons to place an emphasis on sustainability, including reduced costs, protection of the environment and sustained goodwill from its customers for eco-friendly practices. As one of the world’s most water and air polluting industries, sustainability issues in the textile/apparel industry continue to receive great attention.

Mega Consumer Trends Affecting our Industry

Personal Expression

We believe that modern consumers, impacted by the mega industry trends, are increasingly seeking the ability to express their identities and beliefs through the everyday choices that they make. If in the past it was mainly about the choice of brand affiliation that was considered “appropriate” for their self-image, consumers are now seeking new and creative ways to express their identities through unique, customized or personalized impressions, styles, and messages – whether affiliated with their favorite brands, through the creation of their own “private brands” or via affiliation with unique “no brand” designed goods. According to Facebook’s data, 72% of US fashion shoppers say at least one form of personalization increases their likelihood of making a purchase.

Younger consumers are more and more concerned with social and environmental causes, as many increasingly back their beliefs with their tightly coupled expression and consumption habits, favoring goods and brands that are aligned with their personal, social and environmental values and avoiding those that do not.

Instant Gratification

Modern consumers seek solutions faster and easier than ever before, catalyzed by the explosive growth of technology and mobile applications usage. This shift has given way to an on-demand economy where immediate gratification has become the standard across industries, in the form of instant arrival rides in the transportation industry, unlimited on-demand video streaming, minimal wait time for food deliveries, or in the case of retail, instant visibility and availability of product and inventory, and ultra-fast delivery. Consumers expect to be serviced almost instantaneously and are rewarding the brands that understand and meet their instant gratification needs. According to a 2018 report published by Internet Retailer, 66.8% of the top 1,000 retailers in North America offer free shipping and 55.6% offer the option to pay for next-day delivery. According to a US consumer survey conducted in October 2019 among 2,500 consumers, a faster estimated delivery date in the online shopping cart has a big impact on purchase decisions, with 28.6% of shoppers saying they’d be more likely to buy if the order would arrive within a week. Already, 38% of online shoppers expect retailers to offer free two-day delivery and 24% expect free same-day delivery, according to the National Retail Federation.

A recent data published by Statista in September 2019 estimated that the number of Amazon customers in the United States willing to pay more to receive products faster, through its Amazon Prime service, exceeded 105 million as of June 2019.

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

Social Media Influence

With the rise of mega social platforms like YouTube and Instagram, and fueled by the explosive mobile device accessibility, influencer marketing continues making waves on social media and narrowing the bridge between discovery, inspiration and purchase. According to a Yotpo 2019 US fashion eCommerce report, which surveyed 2,000 online consumers, most of today’s consumers are likely to find inspiration from external sources rather than directly from a brand or retailer, more than half (55.2%) of Gen Z (14-24 years old) respondents found inspiration for the most recent online fashion purchase on social media while 50.6% of Millennials (25-34 years old) reported the same. According to another recent study conducted (the Robin Report by Catherine Schetting Salfino), 55% of millennials say that they are less loyal to apparel brands now than they were a few years ago.

According to Morning Consult’s latest study, “The Influencer Report” published in 2019, surveying more than 2,000 13-38-year-olds in the US, when asked what traits they consider when deciding which influencers to follow, the vast majority (88%) of respondents are looking for influencers who are authentic and genuinely care about their interests. That can explain why sustainable bloggers and green living influencers are becoming an increasingly popular subgroup. Many fashion influencers across the globe are using their platforms to promote ethical fashion brands, spread eco-conscious messages and encourage users to create a positive impact on the planet.

“Be Greener”

Environmental degradation has been hitting headlines in recent years. News articles and documentaries around rising seas, declining air quality and shrinking animal populations have become more commonplace. Sales of reusable coffee cups and water bottles took off, plastic straws were banned in many bars and restaurants, and mega consumer brands like Evian and Coca-Cola have committed to manufacture from recycled materials. The impulse to “be greener” is clearly gaining momentum. According to a recent bespoke study carried out in the UK and U.S. by Globalwebindex, half of the digital consumers surveyed said environmental concerns impact their purchasing decisions. Millennials are the ones driving the sustainable movement with their lifestyle and behavioral changes. According to Deloitte 2019 millennials survey, millennials and Gen Zs they are inclined to spend their income on products and services from brands that speak about issues that resonate with them most, such as protecting the environment. Also, when asked on the essence of businesses 27% mentioned improving and protecting the environment, versus 12% in 2018. Social impact and ethics are the most common reasons why millennials change their relationships with businesses. Often coined as the “green generation”, many brands are starting to see the appeal of, and the opportunity to connect with their consumers through, these changes, rather than viewing the changes as a regulatory burden. On Stanford Social Innovation Review paper from 2018, more than 90% of CEOs surveyed state that sustainability is important to their company’s success, and companies develop sustainability strategies, market sustainable products and services, create positions such as chief sustainability officer, and publish sustainability reports for consumers, investors, activists, and the public at large.

According to the Globalwebindex study, 60% of Millennials (aged 22-35) said that they would be more likely than any other generation to pay extra for ecofriendly or sustainable products. With plastic waste currently at the center stage of consumers’ attention, it is likely just a matter of time before consumers better research the manufacturing processes and decoration techniques for their clothes, shoes and bags before buying them, which will increase pressure on brands to connect with the consumer by adopting eco-friendly printing and decoration methods that minimize water pollution, toxic chemicals use and other textile waste.

Governments and brands are collaborating and joining efforts in forming industry regulation to support the eco-friendly global trends. In August 2019, major fashion brands announced a Fashion Pact at the G7 Summit in France, outlining commitments focused on reducing the fashion industry’s contribution to climate change. This is the first time major industry players have set a level of ambition consistent with the UN Paris Agreement goal of keeping global temperature rise below 1.5 degrees Celsius. More than 30 companies signed the pact, including Kering, Gap, Nike, Adidas, H&M, and Chanel. The signatories committed to implementing Science Based Targets to achieve zero greenhouse gas emissions by 2050, including sustainable sourcing of raw materials and 100 percent use of renewable energy in their supply chains by 2030.

Implications on Fashion and Apparel Transformation, as it Relates to our Business

Regardless of size and specific segment, industry players in fashion and apparel, whether traditional brands, digital start-ups, new generation e-tailers, or different forms of customized designers, now need to be nimble, think digital-first and achieve ever-faster speed to market. They need to connect to the end consumer for self-expression, take an active stance on social issues, satisfy consumer demands for ultra-transparency and sustainability, and ensure that they invest in an omni-channel strategy, thereby enhancing their manufacturing productivity, supply chain resilience and their ability to respond to the immediate gratification needs of the evolving consumer. Traditional brands are beginning to self-disrupt their own business models, image and offering in response to the new breed of emerging high growth online-first brands that are accelerating, thanks to changing consumer preferences, decreasing brand loyalty, growing appetite for self-expression, and instant gratification. We expect more traditional brands to follow suit on this omni-channel path of self-disruption, which will have a significant impact on their ability to connect with, and meet the needs of, consumers. In a survey published in 2019 by a leading management consulting firm, top industry executives were asked to describe the words that best describe the industry, with the top three words being: “Changing”, “Digital”, and “Fast”.

We believe that the following objectives capture some of the key areas of focus, as they relate to our business, as traditional and new generation online-first fashion and apparel players continue to adapt their value propositions and operating models to the rapidly changing industry environment and consumer preferences. We believe that these industry areas of focus will continue to fuel the growing need and demand for our innovative digital textile printing solutions:

o	Connect with consumers need for self-expression via unique graphical and text designs

o	Capture the moment, by shortening the time from inspiration and design to market

o	Offer “unlimited” variety and availability in their virtual and traditional storefronts

o	Connect with consumers via personalization and customization offerings

o	Respond to the sustainability demands of consumers and regulators

o	Respond to consumers’ immediate gratification needs

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

We believe that in order to address the focus areas identified above, traditional industry and brands players will continue to examine and transform their predominantly mass production and inefficient analogue operating production models and supply chains, especially as it comes to managing their finished goods inventory levels, which remains a huge financial risk. Traditional companies have continued to invest “upstream the chain” in better predicting buying trends, consumer preferences, and demand via sophisticated big-data analytics, as they plan their collections and inventory levels; however, consumer demand is more volatile and difficult to predict than ever. The challenge with prediction-only production planning is growing, and industry executives, as evidenced in a 2018 study published by a leading management consulting firm, are increasingly shifting their focus “downstream” to the manufacturing environment, seeking a shift to a more agile, partial or full on-demand production model. We believe that industry players will continue to seek ways to adopt major changes to their business and operational models, and supply chains, and - specifically as it relates to our business - in how they design, produce, and decorate garments and apparel.

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

Microfactories, Speedfactories, Reshoring: Smaller and nimble manufacturing sites, usually planned out in an urban cell model, that can efficiently source or produce the raw materials as well as produce and ship finished apparel goods end-to-end. Success of such factories is heavily reliant on a fully digital, real estate efficient, either semi or fully automated manufacturing workflow capability that offsets the inefficient cost structure associated with large analogue equipment, rising costs of real estate and labor costs, predominantly in developed countries.

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

The following diagram depicts the analog rotary screen printing process:

Automated Carousel Screen Printing Automated carousel screen printing is commonly used to print on finished garments and cut pieces. In automated carousel screen printing, a blade or squeegee squeezes printing paste or ink through mesh stencils onto fabric. The process typically employs a series of printing stations arranged in a carousel. At each station, one color of ink is pressed through specially prepared mesh stencils, or screens, on to the textile surface. Between color stations, there are also flash drying stations and cool-down stations to ensure that deposited ink does not inadvertently mix with the next color to be applied. Preparation of the mesh stencils is a specialized process and its complexity is a function of the number of discrete color separations and screens that need to be prepared for a given design. The process of color separations, film production, and screen exposure and alignment typically takes approximately 1.5 hours for six colors. Once the screens and color separations are complete, preparation of the carousel typically takes between 40 and 60 minutes. After being manually loaded, the textile moves along the carousel from station to station where each color is applied separately. Unlike rotary screen printing, carousel screen printing does not require fixing the image or design with steam or hot air and, in most cases, does not require washing and drying the textile afterward

Digital Printing Processes

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

Reduced labor and physical space requirements: Digital textile printing requires significantly less labor to print an equivalent output due to the significant reduction in process steps. The unique Kornit proprietary process of digital textile printing further reduces the need for labor and introduces additional floor space savings for manufacturing equipment by eliminating certain process steps and by consolidating multiple process steps into a single printing system. The combination of labor savings and smaller shop floor footprint, coupled with lower energy consumption and a lack of environmental impact, enables manufacturers to move production closer to consumers in a cost-effective manner. Textile business is very seasonal and the need to retain employees bares a heavy financial burden. The move to digital printing significantly reduces the need for manpower and allows for a more flexible cost structure.

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

Our vision is to create a better world where everybody can bond, design and express their identities, one impression at a time.

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

Our DTG solutions utilize our patented wet-on-wet printing methodology that eliminates the common practice of separately coating and drying textiles prior to printing. This methodology also enables printing on a wide range of untreated natural, synthetic and man-made fabrics, including cotton, wool, polyester, lycra and denim. With throughputs ranging from 32 to 235 garments per hour, our entry level, industrial and mass production DTG solutions are suited to the needs of a variety of customers, from smaller industrial operators with limited budgets to mass producers with complex manufacturing requirements. Our patented NeoPigment ink and other consumables have been specially formulated to be compatible with our systems and overcome the quality-related challenges that pigment-based inks have traditionally faced when used in digital printing. Our software solutions simplify order to production workflows in the printing process, by offering a complete solution from web and traditional order intake through graphic job preparation and execution. We also offer customers maintenance and support services, as well as value-added services and application consulting, aimed at optimizing the number of impressions printed by our systems.

We have also recently (in April 2019) supplemented our original DTG printing technology with our Kornit NeoPoly Technology, which is our industry’s first digital, industrial process for high-quality printing on polyester, thereby opens the large sport and athleisure market to our digital printing solutions. The new Kornit NeoPoly Technology addresses existing challenges with a new process and ink set implemented in the Kornit NeoPigmentT process. Our new process handles polyester applications without having to compromise on design, run size, substrate or labor. The breakthrough technological innovation has been achieved by an innovative ink set and a physical and chemical process specifically developed for low-temperature curing, and polyester-enhancing functionalities developed to maintain fabric characteristics and provide superior fastness. This unique process overcomes dye migration on polyester. The inks are Eco-Passport certified, and do not contain PVCs or any other toxic ingredients. The first system equipped with our Kornit NeoPoly Technology is the Kornit Avalanche Poly Pro, a member of our industrial platform, which became commercially available in April 2019.

Building on the expertise and capabilities that we have accumulated in developing and offering differentiated solutions for the industrial DTG market, we also market an industrial digital printing solution, the Kornit Presto, which targets the on-demand DTF market. While the DTG market generally involves printing on finished garments, the DTF market is focused on printing on fabrics that are subsequently converted into finished garments, home or office décor, and other items. The Kornit Presto (like our predecessor DTF product, the Kornit Allegro) utilizes our proprietary wet-on-wet printing methodology and houses an integrated curing system. It offers the sole (following its predecessor, the Allegro) single-step, eco-friendly, stand-alone industrial DTF digital textile printing solution available on the market. We primarily market the Kornit Presto to businesses seeking horizontal or vertical expansions into fabric decoration, such as innovative web-based businesses operating on-demand business models that require a high degree of variety and limited quantity orders, as well as to fabric converters, which source large quantities of fabric and convert untreated fabrics into finished materials to be sold to garment and home décor manufacturers, and to sustainable fashion producers seeking a competitive edge in today’s changing supply chains. We believe that with the Presto we are well positioned to take advantage of the growing trend towards customized home décor and on-demand fabric printing, with increased focus on sustainable production. We began selling the Presto commercially in the second quarter of 2019 (after having introduced our initial DTF digital textile printing solution, the Kornit Allegro, four years earlier, in the second quarter of 2015).

We were founded in 2002 in Israel, shipped our first system in 2005 and, as of December 31, 2019, had more than 1,000 customers globally. As of December 31, 2019, we had 547 employees located across four regions: Israel, America, Europe and Asia Pacific. In the year ended December 31, 2019, we generated revenues of $179.9 million, representing an increase of 26.3% over the prior fiscal year. In the year ended December 31, 2019, we generated 61% of our revenues from the Americas region, 27% from the Europe, Middle East and Asia (“EMEA”) region, and 12% from the Asia Pacific region.

Our Competitive Strengths

The following are our key competitive strengths:

Leading player in the fast-growing industrial digital DTG market.

We are the leading player in the fast-growing, industrial and mass production, digital DTG market based on our sales, and have more than 1,000 customers globally. We have been revolutionizing the industry since 2005 and have developed a robust solutions portfolio and scaled our go-to-market infrastructure over the course of this period. Other than our unique intellectual property and technology, and our robust go-to-market infrastructure, our application experts have the best industry knowledge. Consequently, we believe we can greatly support and advise our existing and future customers with the best-known methods to optimize their production environments. Our own internal estimates, based on our understanding of the industry, combined with data from available market reports on the estimated production quantities of garments, are that approximately 15 billion impressions are printed direct-to-garment annually in the global apparel industry, including the decoration of, among other forms of garments, T-shirts, jerseys, and trousers. We estimate the number of annual impressions to grow to approximately 23 billion on an annualized run-rate basis, by the end of 2023. We estimate that only approximately 1 to 2% of these impressions are printed digitally today. We therefore believe that our leadership position, combined with continued technology innovation, and operational improvements, will allow us to grow our business in the coming years.

Well-positioned to disrupt the DTF market with our unique single-step manufacturing solution. We believe we are well positioned to capitalize on the growing trend toward on-demand home décor with our unique DTF solution. Our Kornit Presto system (like our former Kornit Allegro), combined with our proprietary process, was designed to offer a single-step manufacturing solution which is especially suited for businesses which do not have a vertically-integrated textile mill. Unlike other digital textile printers, the Kornit Presto does not require multiple pre-processing and post-processing steps that are customarily used in vertically integrated textile mills and that utilize high levels of energy and space and have a negative environmental impact. Given its architecture, it is perfectly suited for short and micro runs. The Kornit Presto is compact in size, requires a single person to operate, and fits very well in an urban and non-industrial setting. The Kornit Presto is unique in its ability to print on multiple fabric types without the need for different inks and consumables, while generally other systems and technologies for DTF digital printing require dedication of discrete printers to specific fabric types.

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

Attractive business model. We currently offer a broad portfolio of differentiated digital printing solutions for the digital industrial and mass production DTG market. Our existing and growing installed base of systems results in recurring sales of ink and other consumables, which are specially formulated to enable our systems to operate at the highest throughput level. These recurring sales are generated at attractive gross margins. Recurring sales of ink and other consumables have historically offered us a degree of visibility into a significant component of our results of operations. We believe that our recurring sales model also enables us to foster close customer relationships, as it facilitates ongoing engagement with our customers, which positions us to provide tailored solutions and expands our ability to provide value-added services to our customers. Our customer relationships are further strengthened by a trend towards ownership of multiple systems, as the number of customers with at least two systems has grown from 155 as of December 31, 2014, to 271 as of December 31, 2018, and to 277 as of December 2019. The number of customers with at least 10 systems has grown from nine as of December 31, 2014, to 17 as of December 31, 2019. We anticipate revenue from services to increase over time as we reach upgrade cycles across our growing installed base and continue to expand our service contracts business model. Additionally, sales of ink and other consumables are generally higher in high throughput systems such as the Vulcan Plus, Atlas, Avalanche and Presto systems. Large customers typically run at high utilization rates and can consume up to five times as much ink per year compared to other customers. By developing and implementing proprietary end-to-end solutions for our customers, we believe our business model is differentiated from more commoditized solutions serving the same end markets. We have proven our ability to grow revenues while maintaining an attractive margin profile and we intend to continue investing in our business to drive profitable growth in the future.

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

Product refurbishment strategy. In 2019, and going into 2020, we introduced a new line of factory refurbished systems, based on the Avalanche and Storm platforms. This new line of business will enable us to expand our product offering with the latest technology capabilities at different price points, as well as provide us with maximal control over any after-market activity. This initiative makes it easier for our existing customer base to adopt our latest technology as they trade-in their existing relevant installed base, which in turn will find its way to new customers who are more capital expenditure sensitive. As a part of our sustainability strategy, this new line of business enables us to re-use systems, sub-modules and other parts to their fullest potential and life expectancy, thus reducing waste and other environmental impacts of unnecessary production of new systems.

Robust intellectual property portfolio driven by an innovation-based culture. Our intellectual property portfolio reflects over a decade of significant investments in digital textile printing, which we believe creates significant barriers to entry. We have developed a strong base of technology know-how, backed by our portfolio of intellectual property, which includes 30 issued patents and 21 provisional or pending US applications, 33 pending non-US patent applications and 11 pending PCT applications that cover wet-on-wet printing methodology, ink formulations, printing processes and related methods and systems. Our team of over 128 researchers and developers, including chemists, electrical engineers, system engineers, software engineers and mechanical engineers, ensures that our systems remain technologically advanced, and are well engineered, user-friendly and highly reliable.

Extensive product portfolio and strong new product pipeline. With throughputs ranging from 32 to 235 garments per hour, our DTG systems are suited for smaller industrial operators with limited budgets, as well as mass producers with complex needs. Since 2015, we have commercialized several new solutions in the DTG market: the Vulcan and (recently, in January 2020) the Vulcan Plus, cost-effective digital substitutions for carousel screen printing and high-capacity, industrial DTG systems; the HD family of solutions (including, in January 2020, the Storm HD6 Lite refurbished system); the Atlas, our high throughput mass production digital DTG system; and, beginning in April 2019, our specialty DTG solutions—the Avalanche Poly Pro and Avalanche DC Pro, which enable digital printing on a variety of polyester products and other fabric types, including cotton, cotton-polyester blends, silk, leather, denim, linen and wool. Our future roadmap remains focused on the continued development of proprietary processes, continuously expanding the breadth of applications upon which we can print while pushing the envelope of cost-efficient manufacturing further as a means to expand our servable addressable markets.

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

Strong management team. Our Chief Executive Officer, Ronen Samuel, and our Chief Financial Officer, Guy Avidan, bring extensive experience of managing publicly traded companies and/or in management roles in the printing industry. Our management team’s industry expertise and extensive experience in running global companies will enable us to execute our growth strategy. Our management infrastructure also includes executives who are experienced in the management of people, large scale business, innovation and product development in larger public organizations including HP, Applied Materials, NICE, Amdocs and Mitsubishi Fuso Trucks of America. Over the past five years, we have also invested heavily in human resources to support our growth. Since 2013, our workforce has almost tripled from 190 to 547 as of December 31, 2019. Additionally, more than 208 of our employees are in the field, enabling us to provide more localized service to our customers.

Our Strategy and Catalysts for Growth

The following are the key elements of our growth strategy and catalysts that will drive our business expansion:

Remove market and technology barriers to drive continued organic growth.

We are focused on ongoing investments in our research and development, product management, and applications development areas to continue driving innovation within the industry, thereby allowing our customers and prospects to grow their businesses by enabling them to expand their product offering with additional applications, designs, and fabric types. We focus on constantly removing barriers as they relate to quality, hand feel, and cost (as evidenced in the release of our latest HD family of solutions). We will continue to drive the productivity of our technology to allow existing and future customers to cost effectively obtain new jobs and transfer existing recurring jobs and impressions from analog to digital printing, which will drive increased sales of systems, consumables and services. As part of our strategy, we will continue to bring to the market solutions that enable efficient mass production and customization in a rapidly transforming industry that is shifting to shorter production runs and mass production of on-demand, at times one-by-one, orders. We believe that removing market barriers includes periodically introducing to the market innovative digital processes that address key industry pain points and gaps, which traditional analogue techniques cannot handle, do so with poor quality, or do so in a non-cost efficient or environmentally sustainable manner. We believe that continuing to remove market and technology barriers and developing new features and functionality of our solutions will allow us to win new customers and increase system, consumables and services sales to existing customers.

Enter Key Adjacent Markets.

We plan to continue growing our customer base by targeting new customers in markets that are adjacent to the markets in which we have been operating. To-date, we have been catering predominantly to the customized design market, consisting of online businesses of different sizes, focused mainly on mass customization and personalization that are enabled by using our technology. An example of our success in this market is the Master Purchase Agreement, that we entered into on January 10, 2017, with an affiliate of Amazon.com, Inc. To date we have supplied several systems, large quantities of inks and consumables and have been providing paid service to multiple facilities under the agreement. During the years 2018 and 2019, Amazon related revenues were $24.2 million and $22.15 million, respectively. We expect that our relationship with Amazon will continue to expand in the future and that they will remain a significant customer. We expect continued growth with other existing customers in the customized design market as they seek to grow capacity, provide new applications and expand into new market segments and geographies. We also expect to add new customers in the customized design market, as the market continues to grow and develop. With the breadth of our existing portfolio and our continued investment in features and functionality, we believe we are well positioned to expand our market reach by penetrating adjacent markets in the form of traditional and start-up brands, private labels, and the promotional market, in which we can drive adoption of digital DTG printing solutions in place of analogue screen-printing production methods, which are currently primarily relied upon. While we have started to penetrate these markets, directly or via third-party fulfillers and decorators, we plan to deepen our penetration into these important markets as they seek to transform their business and operating models.

Maximize system utilization by existing customers.

We are focused on increasing sales to existing customers by introducing new digital printing applications, developing new features and functionality of our systems, offering new system upgrade products to make it easier for customers to renew their fleets and update their IB to the latest technology available, increasing sales of software and value-added services, offering customers empowerment program inclusive of basic and advanced training, with a goal of enabling our customers to increase utilization of their systems. We also intend to actively refer business to our customers by connecting them with online businesses that seek fulfillment partners, which will enhance customer intimacy. Our objective is to help customers operate their businesses more efficiently, print more impressions and increase utilization of their systems, thereby requiring more ink and other consumables purchases as well as potential investment in new systems as they require additional capacity.

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

Strategic accounts are an important and valued part of our business and future growth, and we continue to make the appropriate investments in ensuring we serve their needs as it comes to sales, application consulting and services support. We expect to continue developing our strategic accounts practice in a combination of dedicated regional and corporate resources as we strive to help these important customers improve their business performances by delivering best-in-class customer experience.

We are seeking to increase the number of customers that rely on us to provide services for their systems by expanding our service capabilities and driving adoption of our portfolio of services contracts. As of December 31, 2019, we had service contracts in place with approximately 24% of our installed base. Service revenues exceeded 10% of our overall revenues for the first time in 2017 and, in 2019, amounted to $23.3 million. In addition to driving gross margin improvement, we believe this will provide us an opportunity for direct contact with customers with the goal of reducing system down-time, educating customers about optimal use of our systems to drive increased utilization and growth in the number of impressions printed, expanding the variety of print applications and increasing sales of post-warranty service contracts and other professional application development services.

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

Our Products

Direct-to-Garment (DTG) Systems

In 2019 we started consolidation of our core DTG products portfolio to rely on our HD technology. This represents a clear focus in our product offering, supporting our strategy to penetrate the market segment of brands and private labels. The combination of our HD technology, together with the Eco-Rapid ink-set, introduced in January 2019, enables our customers to produce retail-quality prints with competitive cost per print, allowing them to replace screen printed jobs, including those targeted for the retail market. Levelling up our entire product portfolio to the superior performance of our HD technology allows us to execute on our screen-replacement strategy across different market segments and a variety of customer types and sizes. The underlying strategy behind this system lineup is to accommodate a variety of customer types with the highest digital printing capabilities at a variety of productivity levels and price points, as they are now able to produce the same retail-quality at the same CPP on all our HD systems. The differentiation across our new line of HD systems is mainly based on system productivity and total cost of ownership, with a clear benefit to our higher productivity systems.

Yearly Output HD Portfolio

System	Output range*
Storm HD6 Lite	50K-60K	(1)
Storm HD6	96K-165K	(2)
Avalanche HD6	237K-360K	(3)
Atlas	422K-640K	(3)
Vulcan Plus	620K-940K	(3)

*	Yearly output measured in high productivity print mode (13”X13“, Dark)
(1)	The calculation is based on productivity of 8 hours shift in the range of 220 working days to 250 working days.
(2)	The calculation is based on productivity range of 8 hours shift in 220 working days to 12 hours shift in 250 working days.
(3)	The calculation is based on productivity range of 12 hours shift in 220 working days to 16 hours shift in 250 working days

In the beginning of 2019, we launched a new industrial DTG platform – the Kornit Atlas. The Atlas represents our next generation direct-to-garment printing platform, equipped with our next generation HD technology and designed mainly for high-volume garment decoration businesses and mid-to-large size screen printers. With its retail-grade print quality, high productivity and attractive total cost of ownership, the Atlas allows our customers to serve additional market needs and open new opportunities.

In January 2020, we introduced the Storm HD6 Lite Refurbished, which effectively replaces the Kornit Storm II, enables DTG printing for smaller print operations, such as commercial printers moving to the industrial market and analogue printers broadening their production capabilities. It has a production capacity of up to 60,000 impressions annually and provides on-demand DTG printing that meets high-level, retail quality and sustainability standards.

In January 2020, we also launched the Vulcan Plus, which is currently our highest productivity HD system, with the best total cost of ownership for large production facilities with high volumes of mass customization print jobs. The Vulcan Plus is based on the Vulcan platform, that was introduced in 2016, and was designed based on our customers feedback and field experience with the platform.

Building on the massive new product introduction of 2019 and the beginning of 2020 we were able to create an extensive HD product portfolio, ranging all our main product platforms and a multitude of product configurations – starting from the Storm, through the Avalanche, and all the way to the Atlas and the Vulcan. In alignment with our products upgrade strategy, different upgrade paths are available to the HD systems, enabling our customers to equip themselves with new and superior capabilities and improve cost of ownership on their existing systems, expanding their business opportunities and allowing us to gain additional revenues from our existing installed base.

Specialty DTG:  In 2019 we established another line of products as a part of our DTG offering – specialty solutions. This new line of products introduces a diversification in our offering, representing our product strategy of solutions. The underlying strategy behind this new line of products is to identify specific market needs and application challenges representing major market opportunities and address them with unique and specific solutions. In 2019 we introduced a new and innovative process for printing on dyed polyester, addressing the cross-industry challenge of dye-migration, when decorating dyed polyester. This new solution was introduced to market during 2019 on a new system from the Avalanche platform – the Avalanche Poly Pro.

Based on our new NeoPoly technology, the Avalanche Poly Pro can print on dyed polyester, using our new and innovative low temperature curing process, thus eliminating the challenge of dye-migration, currently existing in all other polyester decoration techniques.

The Avalanche Poly Pro enables the production of on-demand customized polyester products, without minimum order quantity, providing all the advantages of digital printing on polyester. The system can print on a variety of polyester fabrics including poly blends (e.g. poly-lycra, poly-cotton), a variety of fabric builds and textures, including woven and knitted fabrics, as well as on recycled polyester. This new specialty product solution is added to the already existing Avalanche DC Pro, which is the only digital solution we know for discharge printing in the market.

Direct-to-Fabric (DTF) Systems

Presto: Our Presto system has replaced our Allegro system - which was the first DTF printing system to allow for one-step DTF printing. The Presto, like the Allegro, combines a printing system and a drying and curing module so that a full end-to-end manufacturing process is enabled. Unlike the Presto, most DTF printers require additional steps. The Presto (like the Allegro before it) takes advantage of our patented wet-on-wet methodology to allow for in-line printing on various fabrics, without requiring a separate pre-treatment process, thereby avoiding the need to use textiles that are specifically pre-treated for digital printing. The Presto is designed to achieve high throughputs and does not require water or steam for any part of the printing process, making it friendly to the environment. By using our proprietary pigment-based ink, Presto can print on a variety of natural and synthetic fabrics providing customers with a significant level of flexibility. Most other dye-based systems are specifically designed to print on specific fabric types and cannot be used with other types of fabric as the processes and consumables used vary considerably from one to the other.

Our systems range in pricelist from $69,000 to over $820,000 and consume an average of $5,000 to $300,000 of ink and consumables annually per system.

Summary of DTG Systems:

The following table summarizes key aspects of our DTG systems, all of which are compatible with a wide range of fabrics, including cotton, wool, polyester, viscose, lycra and various blends, and print at maximum resolutions ranging from 600 to 1,200 DPI. With the introduction of our Avalanche Poly Pro, our systems now also enable large-scale printing on dyed polyester, which has served as an entry point for us into the lucrative athleisure market.

System	Target Customer	Effective Throughput Light/Dark Garments(1)	Colors	Max. Printing Area
Breeze	Entry Level	32/25	CMYK + White	14 x 18 in
Storm HD6 Lite	High Throughput	40/30(2)	CMYKGR + White	20 x 28 in
Storm 1000*	High Throughput	170/85	CMYK + White	20 x 28 in
Storm Hexa	High Throughput	170/85	CMYKRG + White	20 x 28 in
Storm HD6	High Throughput	70/55(2)	CMYKRG + White	20 x 28 in
Storm Duo*	High Throughput	190/N.A	CMYK + White	20 x 28 in
Avalanche*	High Throughput	150/100	CMYK + White	23.5 x 35 in
Avalanche Poly Pro	High Throughput	106/85	CMYK + White + Poly Enhancer	23.5 x 35 in
Avalanche DC Pro	High Throughput	150/100	CMYK + White + Discharge ink	23.5 x 35 in
Avalanche 1000*	High Throughput	220/160	CMYK + White	23.5 x 35 in
Avalanche Hexa*	High Throughput	180/140	CMYKRG + White	23.5 x 35 in
Avalanche HDK	High Throughput	105/85(2)	CMYK + White	23.5 x 35 in
Avalanche HD6	High Throughput	105/85(2)	CMYKRG + White	23.5 x 35 in
Atlas	High Throughput	200/160(2)	CMYKRG + White	23.5 x 35 in
Paradigm II*	High Throughput	120/120	CMYK	15.5 x 19.5 in
Vulcan	High Throughput	250/250	CMYKRG + White	15.5 x 19.5 in
Vulcan Plus	High Throughput	235/235	CMYKRG + White	15.7 x 19.7 in

*	System undergoing End of Life process.
(1)	Maximum output for sellable product for dark and light garments. Output for all systems, except the Vulcan and Vulcan Plus, is measured in High Productivity print mode using A4 size prints per hour with pretreatment included. Output for the Vulcan and Vulcan Plus systems is measured in Standard print mode using 12 x 12 in size prints per hour with pretreatment included. The throughput measurement is based on 10 t-shirt print procedure.

(2)	Measurement method changed to 13''x13'' image impression instead of A4.

Ink and Other Consumables

  Kornit NeoPigment™ inks are water based, non-toxic, phthalate free and free of heavy metals and follow the highest international sustainability standards such as Eco-Passport, GOTS and per specific customer requirements. Our ink and consumables consist of our patented NeoPigment™ ink, proprietary binding agent, priming fluid, wiping fluid and flushing fluid. We categorize our line of inks into two category groups: Direct-to-Garment and Direct-to-Fabric.

For our DTG systems we hold four set of ink series:  NeoPigment™, NeoPigment™ Rapid, NeoPigment™ Eco-Rapid and NeoPigment™ Olympia. The first two ink sets are designed for Kornit legacy products while the Eco-Rapid is the most advanced ink set designed for retail quality. These three ink sets are available in seven colors (W+CMYKRG) and a complementary binding agent. NeoPigment™ Olympia is designed for our new polyester printing system, the Avalanche Poly Pro, available in five colors (W+CMYK) and an enhancer. The printing process is unique and innovative specially designed for polyester printing overcoming the challenges by implementing four crucial steps. The first step, a fixation agent specially designed and formulated for polyester fabrics. The second step, white layer with special properties resulting in high quality white color, high opacity and elastic properties for high performance. The third step, CMYK printing, allowing increased color gamut and spot color matching and finishing with a poly-enhancer, designed for high quality finishing with improved durability and refined hand-feel.

For our Direct-to Fabric systems we have two ink set: NeoPigment™ Intenso and NeoPigment™ Robusto. Those are designed for our Roll-to-Roll systems and consist of six colors (CMYKRG), while the Intenso holds additional fluorescent colors and a light-K color. with our Direct-to-Fabrics ink series we have developed and patented a fixation on the fly (FOF) process. This unique consumable allows to print in a single step solution, avoiding the need of fabric pre-treatment and enabling minimal environmental impact.

All our inks are formulated for optimal use exclusively in our systems. Our patented wet-on-wet printing methodology that involves spraying a wetting solution on the fabric before applying our proprietary pigment-based inks. This unique capability enables our systems to reach high throughput levels while still producing high quality images and designs. The wetting solution prevents the ink from bleeding into the textile and fixes the ink drops, which enables digital printing with high color-intensity and image sharpness. This printing methodology combines the use of pigments rather than dyes in conjunction with our proprietary binding agent and allows us to print on a wide range of fabrics without the need for a separate pre-treatment process or system reconfiguration, resulting in minimal setup times for each run and high throughput levels. Given the proprietary nature of our printing methodology, our ink and consumables attachment rate is close to 100%. We also continuously invest in the development of new ink formulas for our systems in order to expand the range of applications we can print, further increase the quality of our high-resolution images and designs and improve color fastness.

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

In June 2019 we introduced to the market the Kornit Konnect, our new cloud-based, software analytics connectivity platform that enables businesses to maximize productivity of their digital printing solutions. In its first phase, the Kornit Konnect enables businesses to monitor production, analyze insights and manage their fleet, in order to eliminate blind spots.  It includes a fleet management dashboard, data driven benchmarks, actual production costs, and cost structures per job, making it easy for businesses to learn more, react faster and perform better.

Our Services

Our services consist of maintenance and support, and professional services. We are seeking to increase the number of customers that rely on us to provide services for their systems by expanding our service capabilities. As of December 31, 2019, we had service contracts in place with approximately 32% of our industrial and mass production installed base. Starting in 2020, we expect this rate to increase, as according to our new policy, each industrial system will be sold along with a service contract. Service revenues exceeded 10% of our overall revenues for the first time in 2017 and, in 2019, amounted to $23.3 million. In addition to driving gross margin improvement, we believe this will provide us an opportunity for direct contact with customers with the goal of reducing system down-time, educating customers about optimal use of our systems to drive increased utilization, expanding the variety of print applications and increasing sales of post-warranty service contracts and other professional application development services.

Maintenance and Support

Starting in 2019, we provide a six-month warranty, which covers parts, labor, and remote support. Our customers can also purchase an additional year of support coverage at the time of purchase. After this period, customers can renew their support contract by purchasing a support package that includes remote support, on-site support, software updates, and on-site yearly maintenance.  Alternatively, they can choose to rely on our support on a time-and-materials basis. In the United States, we provide direct service to all of our customers. In the EMEA region, we provide direct service to nearly half of our install base, while the other half receives that support through our independent distributors. In the Asia Pacific region, service is provided by our independent distributors, and we provide second line support, if needed.

Professional Services

Our systems are designed such that customers can operate them without the assistance of our company or our independent distributors. However, we provide the Customer Empowerment Program to ensure an efficient knowledge-transfer process and to help our customers become proficient and independent at operating their systems in a short period of time

The Customer Empowerment Program is composed of four touchpoints:

●	Digital Touchpoint: This is available before the system is installed at the customer site. Includes access to a variety of online tutorials and documentation.

●	Basic Technical and Application Training: Consists of a five-day course in our training center. Includes an overview of the system and involves practice by the customer performing typical maintenance, application, and operation procedures.

●	Installation Training – Consists of three days on-site during the installation of the system, to ensure that the machine is up-and-running as expected.

●	Ramp-up Training – Three to five days of professional services. Includes customized consulting aimed at optimizing the use of our systems. These professional services are provided at our regional offices or on-site at the customer.

We have furthermore established three training centers at our regional offices in the US, Germany, and Hong Kong, respectively. We continuously seek to expand the number and content of our training programs.

 Our Customers

Our diverse global customer base consisted of more than 1,000 customers as of December 31, 2019. Throughout our growing installed base, our customers can serve a variety of different business models, particularly the new business models that have developed in response to the evolution of consumer trends and the rapid growth of the online retail market. Our solutions enable this category of “web-to-print” businesses to fulfill consumer demand more quickly and cost-effectively in a manner that is differentiated from traditional brick and mortar businesses. A number of large-scale, web-to-print platforms have emerged. These platforms often leverage digital printing solutions to facilitate business for other content providers.

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

See “ITEM 10. Additional Information— C. - Material Contracts - Agreements with Amazon.”

C.	Organizational Structure

Our corporate structure consists of Kornit Digital Ltd., our Israeli parent company, and five wholly-owned subsidiaries: (1) Kornit Digital Technologies Ltd., which was incorporated on July 5, 2006 under the laws of the State of Israel, (2) Kornit Digital North America Inc., which was incorporated on September 12, 2007 under the laws of the State of Delaware, (3) Kornit Digital Europe GmbH, which was incorporated on April 20, 2011 under the laws of Germany, (4) Kornit Digital Asia Pacific Limited, which was incorporated on November 18, 2009 under the laws of Hong Kong, (5) Kornit Digital UK Ltd., which was incorporated on August 30, 2017 under the laws of England and Wales, and (6) Kornit Digital Japan KK which was incorporated on March 9, 2020 under the laws of Japan.

D.	Property, Plant and Equipment

Our corporate headquarters are located in Rosh Ha’Ayin, Israel in an office and research and development facility consisting of approximately 107,000 square feet. The lease for this office expires in December 2025, with an option to extend the lease for an additional five years. We lease an additional facility of approximately 8,000 square feet near our corporate headquarters. The lease for this additional space expires in December 2020, with an option to extend the lease for an additional 18 months. In Israel, we also lease a manufacturing facility in Kiryat Gat, which consists of approximately 19,000 square feet. The lease for the Kiryat Gat manufacturing facility expires on May 31, 2021, and we have an option to lease this facility for an additional three years. We can terminate this lease by providing 180 days’ prior notice. During high season we can more than double our current output at the facility by increasing the number of shifts on the existing production lines without requiring us to expand the physical structure of the facility. We have secured a location for a new, modern, manufacturing facility that we intend to build in Kiryat Gat with the goal of increasing operational efficiency and providing for improved safety and security. Construction began in January 2019 and is expected to be completed approximately in August 2020. We will experience some delays due to the effects of the coronavirus. We have incurred capital expenditures for the new facility in order to complete the acquisition of the property and building of this facility.

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

The information contained in this section should be read in conjunction with our financial statements for the year ended December 31, 2019 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

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

Building on the expertise and capabilities that we have accumulated in developing and offering differentiated solutions for the industrial DTG market, we also market an industrial digital printing solution, the Presto, which targets the on-demand DTF market. While the DTG market generally involves printing on finished garments, the DTF market is focused on printing on fabrics that are subsequently converted into finished garments, home or office décor, and other items. The Presto (like our predecessor DTF product, the Allegro) utilizes our proprietary wet-on-wet printing methodology and houses an integrated drying and curing system. It offers the sole (following its predecessor, the Allegro) single-step, eco-friendly, stand-alone industrial DTF digital textile printing solution available on the market. We primarily market the Presto to innovative web-based businesses operating on-demand business models that require a high degree of variety and limited quantity orders, as well as to fabric converters, which source large quantities of fabric and convert untreated fabrics into finished materials to be sold to garment and home décor manufacturers. We believe that with the Presto we are well positioned to take advantage of the growing trend towards customized home décor and on-demand fabric printing. We began selling the Presto commercially in the second quarter of 2019 (after having introduced our initial DTF digital textile printing solution, the Allegro, four years earlier, in the second quarter of 2015).

Our go-to-market strategy consists of a hybrid model of indirect and direct sales, with a trend towards adopting a direct sales model in certain key markets, as we have done in North America. We have historically generated a significant portion of our sales through a global network of independent distributors and value added resellers that we refer to as our channel partners. Our channel partners, in turn, sell the solutions they purchase from us to customers for whom we provide installation services, or sell and install our solutions on their own. Our channel partners work closely with our sales force and assist us by identifying potential sales targets, closing new business and maintaining relationships with and, in certain jurisdictions, providing support directly to our customers. Our agreement with our previous primary independent distributor in North America terminated effective as of February 7, 2019, following which we transitioned towards a direct sales model in that region.

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

We were founded in 2002 in Israel and shipped our first system in 2005. As of December 31, 2019, we had 547 employees located across four regions: Israel, America, Europe and the Asia Pacific regions.

A.	Operating Results

The information contained in this section should be read in conjunction with our audited financial statements for the years ended December 31, 2017, 2018 and 2019 and related notes and the information contained in ITEM 18. Financial Statements. Our financial statements have been prepared in accordance with GAAP.

Components of Statement of Operations

Revenues

Systems, Ink and Other Consumables, Value Added Services

Substantially all of our revenues are generated from sales of our systems and ink and other consumables. Prior to 2017, we derived, and in the near term we expect to continue to derive, a majority of our revenues from sales of our systems. However, in 2017, due to lower systems sales, which resulted in large part from the delay in receipt of permits for a new site for one of our large customers in the United States, we derived a larger portion of our revenues from sales of ink and consumables.  In the medium term, we are targeting an equal mix of revenues from our systems compared to ink and other consumables, due to our growing installed base, which generates recurring revenues from sales of ink and other consumables. We do not, however, consider the period-to-period changes in our total installed base to be a helpful metric in assessing our performance because we currently sell a number of different systems that have significantly different throughput characteristics and average selling prices, which do not, therefore, provide evidence as to revenues from systems sales or expected consumables sales. Instead, because we have not experienced material changes in the prices at which we sell ink and other consumables, we believe the best measure of the success of our strategy for recurring revenues from our growing installed base is the amount of the increase in revenues from ink and other consumables that is generated in each period.

We generate the services portion of our revenues from the provision of spare parts to our distributors and customers, post-warranty service contracts, value added services consisting of time and material based support and system upgrades.

We have historically sold our products directly and through independent distributors who resell them to customers. Sales by our distributors accounted for approximately 44% and 30% of our revenues during 2018 and 2019, respectively. On February 7, 2019, our agreement with our previous primary independent distributor in North America, which accounted for 15% of our revenues in the year ended December 31, 2018, terminated. Despite our transition to a direct sales model in North America, we continue to generate a small, non-material portion of our revenues from the distribution of our products in North America via certain independent distributors.

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

We periodically provide customer incentive programs including product discounts, volume-based rebates and warrants, which are accounted for as variable consideration which is deducted from revenue in the period in which the revenue is recognized. These reductions to revenue are made based upon reasonable and reliable estimates that are determined by historical experience and the specific terms and conditions of the incentive

See “-Critical Accounting Policies-Revenue Recognition”.

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues from sales to customers located in the regions indicated below for the periods indicated:

	2017		2018		2019
	$	%	$	%	$	%
	(in thousands except percentages)
U.S.	$60,541	53.1%	$77,652	54.5%	$100,457	55.9%
EMEA	32,015	28.1	45,195	31.7	48,810	27.1
Asia Pacific	16,092	14.1	15,572	10.9	22,101	12.3
Other	5,440	4.7	3,954	2.9	8,498	4.7
Total revenues	$114,088	100.0%	$142,373	100.0%	$179,866	100%

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

General and Administrative Expenses. The largest component of our general and administrative expenses is salaries and related personnel expenses for our executive officers, financial staff, information technology staff, and human resources staff. General and administrative costs also include fees for accounting and legal services and allocated overhead costs for facilities, including rent payments under our facilities leases. We expect our general and administrative expenses to increase in absolute terms in the near term, but at a slower pace than in prior years, as a result of the hiring of additional personnel to support our growth and to support our operations at our relatively new U.S. headquarters, which had been moved from Mequon, Wisconsin to Englewood, New Jersey.

Finance Income, Net

Finance income, net consists of interest income and foreign currency exchange gains or losses. Foreign currency exchange changes reflect gains or losses related to changes in the value of our non-U.S. dollar denominated financial assets, primarily cash and cash equivalents, and trade payables and receivables. As of December 31, 2019, we did not have any indebtedness for borrowed amounts. Interest income consists of interest earned on our cash, cash equivalents, short-term bank deposits and marketable securities, offset by amortization of premium on marketable securities. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period.

Taxes on Income

The corporate tax rate in Israel was 24% in 2017 and was reduced to 23% for 2018 and all subsequent years.  However, as discussed in greater detail below under “Taxation and Israeli Government Programs Applicable To Our Company — Israeli Tax Considerations and Government Programs,” we and our wholly-owned Israeli subsidiary, Kornit Technologies, are entitled to various tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law.

Starting January 1, 2014 and based on the Israeli law, we consolidate the two separate results of our Israeli operations only for tax purposes such that net operating loss carryforwards of Kornit Technologies generated from 2014 onwards can be used to offset Israeli taxable income from us. Kornit Technologies currently generates enough carryforward net operating losses to offset the taxable income of the parent. Accordingly, we were not subject to effective income tax in Israel in 2017, 2018 or 2019, and our effective tax rate was the blended rate of our Israeli tax and those of our non-Israeli subsidiaries in their respective jurisdictions of organization. [NATY – done 19.3.20]

Under the Investment Law and other Israeli legislation, we are entitled to certain additional tax benefits, including accelerated depreciation and amortization rates for tax purposes on certain assets, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

Comparison of Period to Period Results of Operations

	Year Ended December 31,
	2017	2018	2019
	(in thousands)
Revenues
Products	$101,953	$125,729	$156,594
Services	12,135	16,644	23,272
Total revenues	114,088	142,373	179,866
Cost of revenues
Products	46,480	53,303	71,057
Services	13,497	19,201	26,733
Total cost of revenues	59,977	72,504	97,790
Gross profit	54,111	69,869	82,076
Operating expenses:
Research and development	20,834	21,912	22,407
Sales and marketing	21,279	25,596	33,573
General and administrative	13,578	16,436	18,498
Restructuring expenses	503	321	-
Total operating expenses	56,194	64,265	74,478
Operating income (loss)	(2,083)	5,604	7,598
Finance income, net	452	1,433	3,313
Income (loss) before taxes on income (tax benefit)	(1,631)	7,037	10,911
Taxes on income (tax benefit)	384	(5,392)	744
Net income (loss)	$(2,015)	$12,429	$10,167

	Year Ended December 31,
	2017	2018	2019
	(as a % of revenues)
Revenues
Products	89.4%	88.3%	87.1%
Services	10.6	11.7	12.9
Total revenues	100	100	100
Cost of revenues
Products	40.8	37.4	39.5
Services	11.8	13.5	14.9
Total cost of revenues	52.6	50.9	54.4
Gross profit	47.4	49.1	45.6
Operating expenses:
Research and development	18.3	15.4	12.5
Sales and marketing	18.7	18.0	18.7
General and administrative	11.9	11.5	10.3
Restructuring expenses	0.4	0.2	-
Total operating expenses	49.3	45.1	41.5
Operating income (loss)	(1.8)	3.9	4.2
Finance income, net	0.4	1	1.8
Income (loss) before taxes on income (tax benefit)	(1.4)	4.9	6.1
Taxes on income (tax benefit)	0.3	(3.8)	0.4
Net income (loss)	(1.8)%	8.7%	5.7%

Comparison of the Years Ended December 31, 2018 and 2019

Revenues

Revenues increased by $37.5 million, or 26.3%, to $179.9 million in 2019 from $142.4 million in 2018, which is net of $5.1 million and $4.6 million, in 2019 and 2018, respectively, in fair value of the warrants associated with revenues recognized from Amazon. The growth in revenues resulted from: a 8.9% increase in ink and other consumables revenues to $65.2 million in 2019 from $59.9 million in 2018; a 39.8% increase in service revenues to $23.3 million in 2019 from $16.6 million in 2018, and an increase of 38.8% in systems revenues from $65.8 million in 2018 to $91.4 million in 2019. The $5.3 million increase in ink and other consumables revenues was due to a larger installed base, partially offset by install base transition to HD technology (which does not consume ink and other consumables as much). The $25.5 million increase in systems revenues was attributable to the launch of new systems and upgrades, which resulted in accelerated growth of our install base. The increase in our services revenues was due to an increase in sales of spare parts and service contracts to our installed base as well as an increase in systems upgrades.

Cost of Revenues and Gross Profit

Cost of revenues increased by $25.3 million, or 34.9%, to $97.8 million in 2019 from $72.5 million in 2018. Gross profit increased by $12.2 million, or 17.5%, to $82.1 million in 2019 from $69.9 million in 2018. Gross margin decreased to 45.6% in 2019, compared to 49.1% in 2018 as a result of the following factors: an additional $3.0 million of cost of revenues incurred related to an acquisition in 2019; less favorable product mix in 2019; and an increase in inventory write-offs by $1.0 million in 2019 compared to 2018.

Operating Expenses

	Year Ended December 31,
	2018		2019		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
			($ in thousands)
Operating expenses:
Research and development	$21,912	15.4%	$22,407	12.5%	$495	2.3%
Sales and marketing	25,596	18.0	33,573	18.7	7,977	31.2
General and administrative	16,436	11.5	18,498	10.3	2,062	12.5
Restructuring expenses	321	0.2	-	-	(321)	(100)
Total operating expenses	$64,265	45.1%	$74,478	41.5%	10,213	15.9%

Research and Development. Research and development expenses increased by 2.3% in 2019 compared to 2018. This primarily reflected the robust growth in our operations in 2019, and was driven by an increase of $1.1 million in salaries and related personnel expenses and share based compensation due to an increase in the number of employees, with higher seniority and variable compensation payout, compared to 2018, offset, in part, by a decrease of $0.4 million in expenses related to consulting services. As a percentage of total revenues, our research and development expenses decreased during this period from 15.4% in 2018 to 12.5% in 2019. This primarily resulted from the capitalization of software development expenses in an amount of $1.2 million in 2019, which had the effect of reducing research and development expenses in 2019.

Sales and Marketing. Sales and marketing expenses increased by 31.2% in 2019 compared to 2018. This increase was primarily due to: an increase of $4.4 million in salaries and related personnel expenses and share-based compensation expenses, mainly due to a higher average number of employees during 2019 compared to 2018; an increase in sales commissions and variable compensation paid in 2019; and a $1.6 million increase due to participation in ITMA shows and increased investment in product roadshows compared to 2018. As a percentage of total revenues, our sales and marketing expenses increased during this period from 18.0% in 2018 to 18.7% in 2019.

General and Administrative. General and administrative expenses increased by 12.5% in 2019 compared to 2018. This primarily resulted from an increase of $1.4 million in salaries, related personnel expenses and share-based compensation expenses mainly due to the hiring of additional personnel and an increase of $0.5 million in IT expenses and of $0.3 million in consulting service expenses. As a percentage of total revenues, our general and administrative expenses decreased from 11.5% in 2018 to 10.3% in 2019.

Restructuring Costs. During 2017, we determined to transition our US headquarters to New Jersey. As part of this transition, we entered into agreements with certain employees for early retirement or retention. We recorded expenses of $0.3 million in 2018, related to those agreements. We did not record any expenses related to restructuring costs in 2019.

Finance Income, Net

Finance income, net amounted to $1.4 million of income in 2018 compared to income of $3.3 million in 2019. The $1.9 million increase primarily resulted from $4.5 million of financial income from interest on marketable securities, bank deposits and other sources in 2019 compared to $2.5 million of financial income from those sources in 2018.

Taxes on Income

Taxes on income amounted to $0.7 million in 2019 compared to tax benefit of $5.4 million in 2018. We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. As of each reporting date, our management considers new evidence, both positive and negative, that could impact management’s view with regards to the future realization of deferred tax assets for each jurisdiction. During the year ended December 31, 2018, we released $5.5 million of valuation allowances against our deferred tax assets, primarily related to the carrying forward of net operating losses, or NOLs.

We are currently subject to a tax audit for the years 2013 to 2018 by the Israeli Tax Authority, or ITA. We have received the assessments for years 2013 and 2014 these assessments are subjects to another review by the ITA before they are finalized. The company is eligible to send its comments before the second review. According to a legal opinion we received from our legal counsels, the claims we had and the positions we took on our tax returns are solid and valid, and we don’t believe the first assessment will be effective. The ITA may furthermore disagree with our positions taken in our tax returns for any other years as well, and we may be subject to additional tax liabilities, which could have a material adverse effect on our results of operations.

Comparison of the Years Ended December 31, 2017 and 2018

We have omitted in this annual report a discussion comparing the results of our operations for the years ended December 31, 2017 and 2018. In order to view that discussion, please see “ITEM 5. Operating and Financial Review and Prospects - A. Operating Results - Comparison of Period to Period Results of Operations - Comparison of the Years Ended December 31, 2017 and 2018” in our Annual Report on Form 20-F for the year ended December 31, 2018, which we filed with the SEC on March 26, 2019.

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

We do not account for training and installation as a separate performance obligation due to its immateriality in the context of our contracts. Accordingly, revenues from training and installation are recognized upon the delivery of our systems.

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

As of December 31, 2019, we had $37.5 million of inventory, of which $21.4 million consisted of raw materials and components and $16.1 million consisted of completed systems, ink and other consumables. We recorded inventory write-offs in total amounts of $3.0 million, $1.8 million and $2.8 million for the years ended December 31, 2017, 2018 and 2019, respectively.

Share-Based Compensation

Under U.S. GAAP, we account for share-based compensation for employees in accordance with the provisions of the FASB’s ASC Topic 718 “Compensation - Stock Based Compensation,” or ASC 718, which requires us to measure the cost of options and RSUs based on the fair value of the award on the grant date.

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

Taxes

We are subject to income taxes in Israel, United States Europe and Asia Pacific. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. We recognize income taxes under the liability method. Tax benefits are recognized from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves when facts and circumstances change, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effects of any reserves that are considered appropriate, as well as the related net interest and penalties.

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

While we believe the resulting tax balances as of December 31, 2017, 2018 and 2019 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. We have filed or are in the process of filing local and foreign tax returns that may be audited by the respective tax authorities. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement; however, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statute of limitations on potential assessments expire.

Warranty costs

During 2019 we granted a six-months warranty on our systems and recorded a provision for warranty at the time at which a product’s revenue was recognized. We estimate the liability of possible warranty claims based on our historical experience. We estimate the costs that may be incurred under our warranty arrangements and record a liability in the amount of such costs at the time product revenue is recognized. We periodically assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

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

During the years ended December 31, 2018 and 2019, no other-than temporary impairment were recorded related to our marketable securities.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. Since 2018, the corporate tax rate has been 23% (in 2017, the corporate tax rate was 24%). However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technology Enterprise or Special Preferred Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies”. The Israeli companies are an "Industrial Company" as defined by the Israeli Law for the Encouragement of Industry (Taxation), 1969.

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, which was incorporated in Israel and of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance, and owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in any given tax year is industrial production.

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

We currently have Benefited Enterprise programs under the Investment Law which, entitle us to a tax exemption for undistributed income and a reduced tax rate. The benefits period for our company began in 2010. Our company had enjoyed these tax benefits until 2019. We believe that we qualify as a Preferred Technology Enterprise under the 2017 Amendment (as described below), and we are considering whether apply for benefits under the 2017 Amendment.

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

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the Innovation Authority. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed from such Israeli company to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). If such dividends are distributed to a foreign parent company holding, solely or together with another foreign company, at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

We believe that our Israeli subsidiary qualify as a Preferred Technology Enterprise, as it meets the relevant conditions, and therefore subject to a tax rate of 12%.

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

At December 31, 2017, we re-measured our U.S. deferred tax assets and liabilities, based on the new rates at which they are expected to reverse in the future. The tax expense recorded in 2017, related to the re-measurement of the deferred tax balance, was $355,000.

B.	Liquidity and Capital Resources

As of December 31, 2019, we had approximately $40.7 million in cash and cash equivalents, $95.0 million in short term deposits and $128.0 million in marketable securities, which, in the aggregate, total $263.7 million. We fund our operations with cash generated from operating activities and cash raised via our equity financings, including our January 2017 and June 2019 follow-on offerings. In the past, we have also raised capital through the sale of equity securities to investors in private placements.

Our cash requirements have principally been for working capital, capital expenditures and acquisitions. Our working capital requirements reflect the growth in our business. Historically, we have funded our working capital requirements (primarily for inventory and accounts receivable) and capital expenditures from cash flows provided by our operating activities, investments in our equity securities and cash and cash equivalents on hand. We have funded our acquisitions from the proceeds of our April 2015 initial public offering and cash on hand. Our current capital expenditures relate primarily to our manufacturing facility for our ink and other consumables in Kiryat Gat, Israel. In addition to investments in this facility, our capital investments have included improvements and expansion of our worldwide locations and corporate facilities to support our growth and investment and improvements in our information technology.

The most significant elements of our working capital requirements are for inventory, accounts receivable and trade payables. We partially fund the procurement of the components of our systems that are assembled by our third-party manufacturers. Our inventory strategy includes maintaining inventory of systems and inks and other consumables at levels that we expect to sell during the successive months based on anticipated customer demand. Our accounts receivable increased in 2019 due to the increase in our revenues. Our trade payables increased in 2019 due to an increase in sales projected for 2020 compared to the projection for 2019.

As of December 31, 2019, we have two lines of credit with Israeli banks for total borrowings of up to $3 million, all of which was undrawn as of December 31, 2019. These lines of credit are unsecured and available subject to: (i) our maintenance of a 30% ratio of total tangible shareholders’ equity to total tangible assets; and (ii) the total credit use must be less than 70% of our and our subsidiaries’ receivables. Interest rates across these credit lines varied from 0.2% to 2.3% as of December 31, 2019.

Based on our current business plans, we believe that our cash flows from operating activities and our existing cash resources will be sufficient to fund our projected cash requirements for at least the next 12 months without drawing on our lines of credit or using significant amounts of the net proceeds from our initial public offering or our follow-on offerings. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of our sales and marketing activities, the timing of introductions of new solutions and the continuing market acceptance of our solutions, as well as other business development efforts.

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2017	2018	2019
	(in thousands)
Net cash provided by operating activities	$5,990	$33,368	$11,004
Net cash provided by (used in) investing activities	(46,744)	16,682	(179,497)
Net cash provided by financing activities	36,437	5,525	135,131

Net Cash Provided by Operating Activities

Year Ended December 31, 2019

Net cash provided by operating activities in the year ended December 31, 2019 was $11.0 million.

Net cash provided by operating activities consisted of net income of $10.2 million, as adjusted upwards in an amount of $16.0 million for non-cash line items, including stock-based compensation expenses, depreciation, amortization of intangible assets, fair value of warrants deducted from revenues, amortization of premium on marketable securities, realized loss on sale of marketable securities and foreign currency translation gain on inter-company balances with foreign subsidiaries and other adjustments not included hereunder in an amount of $1.6 million.

During 2019, our accounts receivable increased by $18.6 million reflecting the increase in our revenues in 2019. DSO for the year ended December 31, 2019 increased to 82, compared to 56 for the year ended December 31, 2018.

During 2019, our inventory increased by $7.4 million compared to the year ended December 31, 2018, out of which $4.2 was attributed to cash operating activities. This was primarily due to our new product introduction and the need to maintain higher level if inventory to support increased install base and future business activities.

We also experienced an increase of $6.0 million in trade payables in 2019 that mainly derived from an increase in the sales that we projected for 2020 compared to 2019, in line with the growth in our sales and operations.

Year Ended December 31, 2018

Net cash provided by operating activities in the year ended December 31, 2018 was $33.4 million.

Net cash provided by operating activities consisted of net income of $12.4 million, as adjusted upwards in an amount of $16.3 million for non-cash line items, including stock-based compensation expenses, depreciation, amortization of intangible assets, fair value of warrants deducted from revenues, amortization of premium on marketable securities, realized loss on sale of marketable securities and foreign currency translation gain on inter-company balances with foreign subsidiaries, and adjustments for cash line items of $4.7 million.

During 2018, our trade receivables decreased by $1.1 million due to an improvement in collection during December 2018. DSO for the year ended December 31, 2018 was 56, compared to 74 for the year ended December 31, 2017.

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

In addition, we also had an increase in deferred taxes in 2018. For more information, please see “ITEM 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of Period to Period Results of Operations— Comparison of the Years Ended December 31, 2017 and 2018” in our Annual Report on Form 20-F for the year ended December 31, 2018, which we filed with the SEC on March 26, 2019.

Year Ended December 31, 2017

For a discussion of our cash flows provided by operating activities in the year ended December 31, 2017, please see “ITEM 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Net Cash Provided by (Used in) Operating Activities—Year Ended December 31, 2017” in our Annual Report on Form 20-F for the year ended December 31, 2018, which we filed with the SEC on March 26, 2019.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $179.5 million for the year ended December 31, 2019, which was primarily attributable to our investment in marketable securities and bank deposits of $205.5 million, purchase of property, plant and equipment of $5.4 million and cash paid in connection with acquisition of $4.7 million, offset , in part, by $37.5 million of proceeds from the sale and maturity of marketable securities. Net cash provided by investing activities was $16.7 million for the year ended December 31, 2018, which was primarily attributable to $47.2 million of proceeds from the sale and maturity of marketable securities, offset, in part, by $23.2 million of cash used for investment in short term bank deposits and marketable securities and $7.3 million of cash used for purchase of property, plant and equipment. Net cash used in investing activities for the year ended December 31, 2017 was $46.7 million which was primarily attributable to our investment in marketable securities and short term bank deposits.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $135.1 million for the year ended December 31, 2019, which was primarily attributable to our follow-on offering in June 2019, in which we raised $129.7 million of net proceeds. Net cash provided by financing activities was $5.5 million for the year ended December 31, 2018, which was attributable to the exercise of share options, partially offset by $0.9 million of cash used for the payment of contingent consideration in connection with the acquisition of SPSI. Net cash provided by financing activities was $36.4 million for the year ended December 31, 2017, which was primarily attributable to our follow-on offering in January 2017, in which we raised $35.1 million of net proceeds.

C.	Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last three years pursuant to those programs, please see “ITEM 5. Operating and Financial Review and Prospects— A. Operating Results— Components of Statement of Operations— Operating Expenses— Research and Development Expenses” and “ITEM 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of Period to Period Results of Operations.”

D.	Trend Information

Our results of operations and financial condition may be affected by various trends and factors discussed in “ITEM 3.D Risk Factors,” including “If the market for digital textile printing does not develop as we anticipate, our sales may not grow as quickly as expected and our share price could decline,” and in “ITEM 4.B Business Overview—Industry Overview.” Additional trends that could potentially impact our results of operations and financial condition include changes in political, military or economic conditions in Israel and in the Middle East, general slowing of local or global economies and decreased economic activity in one or more of our target markets.

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.	Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2019 are summarized in the following table:

	Payments Due by Period
	(in thousands)
	Total	2020	2021	2022	2023	2024	2025 and thereafter
Operating lease obligations (1)	$26,316	$4,341	$3,750	$2,938	$2,284	$2,281	$10,722
Uncertain tax positions (2)	3,039						-
Purchase commitments (3)	26,367						-
Severance payment (4)	1,035						-
Total	$56,757	$4,341	$3,750	$2.938	$2,284	$2,281	$10,722

(1)	Operating lease obligations consist of our contractual rental expenses under operating leases of facilities and vehicles.

(2)	Consists of accruals for certain income tax positions under ASC 740 that are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 13(i) to our consolidated financial statements included in ITEM 18 of this annual report for further information regarding our liability under ASC 740. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount.

(3)	Consists of all open purchase order, or PO, commitments through the end of 2021.

(4)	Severance payments obligation of $1.0 million are payable only upon termination, retirement or death of our employees. Of this amount, $0.7 million is unfunded as of December 31, 2019. Since we are unable to reasonably estimate the timing of settlement, the timing of such payments is not specified in the table. See also Note 2(x) to our consolidated financial statements appearing in “ITEM 18. Financial Statements” of this annual report.

ITEM 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this annual report:

Name	Age	Position
Executive Officers
Ronen Samuel	51	Chief Executive Officer and Director
Guy Avidan	57	Chief Financial Officer
Gilad Yron*	47	Executive Vice President of Global Business
Jecka Glasman	52	Chief Commercial Officer
Omer Kulka	43	Chief Marketing Officer
Kobi Mann	41	Chief Technology Officer
Directors (who are not also executive officers)
Yuval Cohen	57	Chairman of the Board of Directors
Ofer Ben-Zur	55	Director
Lauri Hanover(1)(2)(3)	60	Director
Alon Lumbroso(3)	62	Director
Stephen Nigro(3)	60	Director
Yehoshua (Shuki) Nir (1)(2)(3)	50	Director
Dov Ofer(1)(2)(3)	66	Director
Gabi Seligsohn	53	Director

* Mr. Yron will serve as SVP Global Business until March 31, 2020. Beginning on April 1, 2020, he will assist in connection with specific projects, until the end of his employment on August 31, 2020.

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Independent director under the NASDAQ Stock Market rules.

Executive Officers

Ronen Samuel has served as our Chief Executive Officer since August 2018 and as a director since August 2019. Prior to joining our company, Mr. Samuel served in various capacities at Hewlett –Packard, or HP, over the course of the previous 18 years. Most recently, he served as Vice President and General Manager of HP Indigo and WebPress EMEA. Prior to that, Mr. Samuel led HP’s Asia Pacific and Japan region for seven years. He was also engaged in Strategic Marketing while at HP, working closely with Research and Development to define future products. While at HP, Mr. Samuel also served in various capacities as product/project manager. Prior to his career in printing technology, Mr. Samuel spent seven years in the Israeli Air Force, rising to the rank of major while serving as a fighter pilot and leading the establishment of Israel’s second Apache Squadron. Mr. Samuel received an M.B.A. from Northwestern University’s Kellogg School of Management and received an undergraduate Business and Law degree from The Interdisciplinary Center in Herzliya, Israel.

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

Gilad Yron has served as our Executive Vice President of Global Business since May 2016 and will continue till March 31st, 2020. From April 1st, 2020 he will assist in connection with specific projects until the end of his employment on August 31, 2020. From February 2015 until April 2016, Mr. Yron served as Senior Vice President of Products at Stratasys, Ltd. (NASDAQ: SSYS). His previous positions with Stratasys included VP Business Development and strategic alliances and Managing Director of Asia Pacific and Japan operating out of Hong Kong. From 2006 until 2010, Mr. Yron served in various positions for Nur Macroprinters, which later became part of HP, including Business Manager for the Asia-Pacific region and Service Director. Mr. Yron holds a Bs.C. in Physics from Tel Aviv University in Israel.

Jecka Glasman has served as our Chief Commercial Officer since November 2019. Prior to joining our company, Ms. Glasman served as the US General Manager for SodaStream (NASDAQ: SODA) since December 2017. Prior to joining SodaStream, for 3 years since November 2014, Jecka was the President and CEO of Mitsubishi Fuso Trucks of America, A Daimler Trucks subsidiary of Daimler AG (ETR: DAI). Jecka began her career as an Officer in the Israel Defense Forces, followed by a decade in the Israeli Prime Minister’s Office. She then joined Comverse Technology, a world leader in the telecom industry (NASDAQ: CMVT) where she spent over 10 years progressing from a Project Manager to various sales and operations leadership positions covering Central Europe and EMEA. Her last position at Comverse was Senior VP, Global Services Business Unit. Jecka holds an Executive MBA from Tel Aviv University, a BA in Computer Science and a BA in Economics and Business Administration from the Tel Aviv Jaffa Academic College, Israel.

Omer Kulka has served as our Chief Marketing Officer since July 2017. Omer joined Kornit in 2011 with years of extensive experience in the semiconductor industry, holding positions spanning R&D to Marketing and Business Management. Since joining Kornit he has held several managerial positions at the company including Director of the Wide-Format Division and Director of Product Marketing. Omer holds a BSc in Computer Science, a BA in Philosophy and an MA in History and Philosophy of Sciences and Ideas from Tel Aviv University.

Kobi Mann has served as our Chief Technology Officer since January 2020, prior to that he has held the position of VP Consumables & Application development since September 2017. Kobi Mann joined Kornit in 2004 as an R&D Chemist and has held core technology roles. As one of Kornit’s founders he brings over 15 years of experience in the field of Inkjet Technology. Kobi has played a critical role in the design and the execution of core projects and processes in the company. During his tenure at Kornit, he has managed and led R&D Chemistry, technology groups, transfer to production, Print heads and QA as well as lead Kornit’s Ink plant design. Prior to his executive, Kobi has held several managerial positions including Business Development of Consumables and Director of Global Application, an arena he established in Kornit. Kobi holds a B.Sc. Chemistry and Executive MBA – both from Bar Ilan University in Israel.

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

Ofer Ben-Zur is a co-founder of our company and has served as director since 2002. From April 2014 to July 2016, Mr. Ben-Zur served as our President and Chief Technology Officer. From 2002 to April 2014, Mr. Ben-Zur served as our Chief Executive Officer, as well as the manager of our department of research and development. Currently Mr. Ben-Zur serves as the CEO and founder of Tritone Technologies, an Israeli start up specializing in Additive Manufacturing of metals. Mr. Ben-Zur holds a B.Sc. in Mechanical Engineering from the Technion — Israel Institute of Technology in Israel, an M.Sc. in Mechanical Engineering from Tel Aviv University in Israel, and an M.B.A. from Bradford University in England.

Lauri Hanover has served as a member of our board of directors since March 2015 (until August 2019, as an external director under the Companies Law), and serves as the chairperson of our audit committee and a member of our compensation committee. Ms. Hanover has served as the Senior Vice President and Chief Financial Officer of Netafim Ltd., a global leader in smart irrigation systems, since August 2013. From 2009 to 2013, she served as Chief Financial Officer and Executive Vice President of the Tnuva Group, Israel’s largest food manufacturer. From 2008 to 2009, Ms. Hanover served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From 2004 to 2007, she served as Chief Financial Officer and Senior Vice President of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2000 to 2004, Ms. Hanover served as the Chief Financial Officer and Corporate Vice President of NICE Systems Ltd. (NASDAQ: NICE), an interaction analytics company, and from 1997 to 2000, as Chief Financial Officer and Executive Vice President of Sapiens International Corporation N.V. (NASDAQ: SPNS), a provider of software solutions for the insurance industry. From 1981 to 2007, she served in a variety of financial management positions, including Corporate Controller and Director of Corporate Budgeting and Financial Analysis at Scitex Corporation Ltd., a developer and manufacturer of inkjet printers, and Senior Financial Analyst at Philip Morris Inc. (Altria), a leading consumer goods manufacturer. Ms. Hanover holds a B.A. from the University of Pennsylvania, a B.S. in Economics from The Wharton School of the University of Pennsylvania, as well as an M.B.A. from New York University.

Alon Lumbroso has served as a member of our Board since March 2015. Since June 2019, Mr. Lumbroso serves as the CEO of Cardo Systems Ltd. the world’s leading communication devices for the motorcycle industry. Since June 2015 until August 2017, Mr. Lumbroso has been the chief executive of Dip-Tech Ltd. and from August 2017 until November 2018 served as Managing Director of Dip-Tech that become a subsidiary of Ferro (NYSE: FOE) a leading global functional coatings and color solutions. From 2011 to 2014, Mr. Lumbroso served as President of Mul-T-Lock Ltd., a subsidiary of ASSA ABLOY, a global supplier of locks and security solutions, as well as Market Region Manager of ASSA ABLOY. From 2005 to 2011, he served as Chief Executive Officer and director of Larotec Ltd., a developer and manufacturer of web-based end-to-end solutions. From 2000 to 2003, he served as Managing Director of Creo Europe (now CreoEMEA and formerly CreoScitex), a manufacturer and supplier of digital presses and printers. In addition, from 1998 to 2000, Mr. Lumbroso served as Managing Directors of Scitex and CreoScitex Asia Pacific, Hong Kong. Currently, he serves as a partner and director of iCar 2007 Ltd. Mr. Lumbroso holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Bar-Ilan University in Israel.

Stephen Nigro has served as a director of our company since August 2019, after having served as a strategic advisor to our company from April through August 2019. Mr. Nigro retired in early 2019 after 37 years at Hewlett–Packard, or HP, most recently serving as President of HP’s 3D printing business, where he created and scaled a new technology and business, serving as a driving force towards HP’s leadership in both the plastic and metal 3D printing markets. Mr. Nigro currently serves on the steering committee for the Oregon Business Council and is a Board member of iUrbanTeen, which promotes STEM education to underrepresented teens.  Prior to heading HP’s 3D printing business, Mr. Nigro served as Senior Vice President of HP Imaging and Printing Business, where he was responsible for leading HP’s World Wide HP 2D printing business.  Prior to that position, Mr. Nigro led the World Wide Inkjet and Graphics Business, which served the consumer, business, and Graphics segments, with both inkjet and LEP printing solutions.  Mr. Nigro was involved in initiating several matters at HP, including: delivery of the first HP color inkjet solution to the market; setting up HP’s Inkjet Supplies operation in Singapore; development of HP’s first off-axis inkjet platform; HP’s move into the low-end consumer printing market, delivering a new low-end inkjet platform; creation and scaling of the HP Graphics printing business;  the connected printing strategy introducing big data and a new Instant Ink business model; and the creation of the HP 3D printing business.  Mr. Nigro spent time at HP’s locations in San Diego, California; Corvallis, Oregon; Singapore; Palo Alto; and Vancouver, Washington. Mr. Nigro holds a bachelor’s degree in mechanical engineering from the University of California at Santa Barbara and a master’s degree in electrical engineering from Stanford University.

Yehoshua (Shuki) Nir has served as a director of our company since July 2018 (until August 2019, as an external director under the Companies Law), and serves as the chairman of our compensation committee and a member of our audit committee. Since March 2017, Mr. Nir has served a director at EarlySense Ltd., a company that provides contact-free, continuous monitoring solutions for the medical and consumer digital health markets. From December 2012 to May 2016, Mr. Nir served as Senior Vice President, Corporate Marketing, and General Manager, Retail of Sandisk Corp., or Sandisk. From March 2008 to November 2012, Mr. Nir served as Senior Vice President and General Manager, Retail of Sandisk. From November 2006 through March 2008, he served in various other sales and marketing roles as a Vice President of Sandisk. Mr. Nir also served in various sales and marketing roles as a Vice President at msystems Ltd. from February 2003 until November 2006, when it was acquired by Sandisk. Prior to that, Mr. Nir held sales and marketing positions at Destinator Ltd. and also co-founded and served as Chief Executive Officer of MindEcho, Inc. Mr. Nir is a member of the board of directors of EarlySense Ltd., a company that provides contact-free, continuous monitoring solutions for the medical and consumer digital health markets. Mr. Nir has a B.A. in Law and Accounting and an M.B.A. from Tel Aviv University.

Dov Ofer has served as a member of our board of directors since March 2015 and is a member of our audit and compensation committees. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high-tech sector and participated in different mergers and acquisitions within the industry. Currently, Mr. Ofer serves as chairman of Magen Eco-Energy RCA Ltd., vice chairman of Scodix Ltd. and director of Copprint and Stratasys Ltd. (Nasdaq: SSYS). He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley in California.

Gabi Seligsohn has served as a member of our board of directors since March 2015. He also served as our Chief Executive Officer from April 2014 through July 2018. From August 2006 until August 2013, Mr. Seligsohn served as the President and Chief Executive Officer of Nova Measuring Instruments Ltd., (“Nova”) (NASDAQ: NVMI), a designer, developer and producer of optical metrology solutions. From 1998 until 2006, Mr. Seligsohn served in several key positions in Nova, including Executive Vice President of the Global Business Management Group from August 2005 to August 2006. From August 2002 until August 2005, he served as President of Nova’s U.S. subsidiary, Nova Measuring Instruments Inc. Additionally, prior to August 2002, Mr. Seligsohn was Vice President Strategic Business Development of Nova Measuring Instruments Inc. where he established Nova’s OEM group and managed the Applied Materials and Lam Research accounts between 2000 and 2002. From 1998 until 2000, he served as Global Strategic Account Manager for Nova’s five leading customers. Mr. Seligsohn joined Nova after serving two years as Sales Manager for key financial accounts at Digital Equipment Corporation. Currently, Mr. Seligsohn serves as a director of DSP Group Inc. (NASDAQ: DSPG). Mr. Seligsohn also serves as a Director on the Board of privately owned PubPlus, a company specializing in AI and machine learning for the purpose of collecting and attributing data points to scale profitable content across native and social channels. In 2010, he was voted Chief Executive Officer of the year by the Israeli Institute of Management for hi-tech industries in the large company category. He holds an LL.B. from the University of Reading in Reading, England.

Arrangements Concerning Election of Directors; Family Relationships

Our board of directors consists of nine directors. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers or senior management members.

B.	Compensation

The aggregate compensation paid and equity-based compensation and other compensation expensed by us and our subsidiaries for our directors and executive officers with respect to the year ended December 31, 2019 was $4.8 million. The foregoing sum includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. The directors used in calculating that sum include our former directors Messrs. Eli Blatt and Marc Lesnick, who served from the start of 2018 through our annual shareholder meeting in August 2019, and our current director Mr. Stephen Nigro, who served from the date of his election at that August 2019 shareholder meeting through the end of 2019. As of December 31, 2019, options to purchase 249,001 ordinary shares and 134,483 restricted share units, or RSUs, granted to our directors and executive officers were outstanding under our share incentive plans, with a weighted average exercise price of $19.8 per share for the options. Certain of our officers and directors receive a severance payment of up to four months’ of their base salary upon termination of their employment.

The following table presents the grant dates, number of options and RSUs, and related exercise prices and expiration dates of options and RSUs granted to our directors and executive officers for the year ended December 31, 2019:

Grant Date	Number of Options	Number of RSUs	Exercise Price (per Share) of Options	Expiration Date of Options
March 08,2019		4,500
August 01, 2019		13,167
August 08, 2019		33,297
August 22, 2019	100,000	23,446	$28.15	August 22, 2029
November 19, 2019		8,000

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

Our directors are entitled to cash compensation as follows:

All of our non-employee directors receive annual fees and per-meeting fees for their service on our board and its committees as follows:

●	annual fees in an amount of $35,000, and $41,000 for the chairman; and

●	per-meeting fees in an amount of $1,000, or $500 for participation in meetings via phone.

In addition, commencing with our 2018 annual general meeting of shareholders, we provide for annual RSU grants to our non-employee directors. The number of RSUs granted to each director is linked to a fixed value— $100,000, in the case of the Chairman of the Board, and $80,000, in the case of all other non-employee directors. The actual number of RSUs to be granted each year with the foregoing $100,000 and $80,000 values is determined based on the closing price of our ordinary shares on the NASDAQ Global Select Market on the date of our annual shareholder meeting. Our RSU grant agreements for non-employee directors are subject to the following additional terms:

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

Executive Officer Compensation

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2019, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, variable compensation, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)

Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)
	(in thousands, US dollars)
Ronen Samuel, Chief Executive Officer	564	73	325	338	1,300
Guy Avidan, Chief Financial Officer	390	80	100	330	900
Gilad Yron, EVP Global Business	414	40	-	334	788
Haggai Abbo, VP Product Development	303	71	52	234	660
Amir Shaked, VP Corporate Development	330	62	68	179	639

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.

(2)	All current executive officers listed in the table are our full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2019.

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4)	Amounts reported in this column refer to incentive and variable compensation payments which were paid or accrued with respect to 2019.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2019 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph (s) of Note 2 to our audited financial statements, which are included in “ITEM 18. Financial Statements” of this annual report.

2004 Share Option Plan

In May 2004 our board of directors adopted, and our shareholders approved our 2004 Share Option Plan, or the 2004 Plan. The 2004 Plan was amended on June 15, 2005. We no longer grant options under the 2004 Plan because it was superseded by the 2012 Plan, although previously granted awards remain outstanding. As of December 31, 2019, we had options to purchase 1,310 ordinary shares outstanding under the 2004 Plan.

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

Options currently outstanding under the 2004 Plan may be exercised up to seven years from the grant date. In the event of the death of a grantee while employed or engaged by us, or the termination of a grantee’s employment or services for reasons of disability or termination of a grantee’s employment of services for reason of retirement in accordance with applicable law, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination until the earlier of: (i) a period of one year from the date of disability, retirement or death, or (ii) the term of the options. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may generally exercise his or her vested options within the earlier of: (a) 90 days after the date of termination, or (b) the term of the options.

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

2012 Share Incentive Plan

In October 2012, our board of directors adopted and our shareholders approved our 2012 Share Incentive Plan, or the 2012 Plan. The 2012 Plan replaced our 2004 Plan. We no longer grant options under the 2012 Plan because it was superseded by the 2015 Plan, although awards that were previously granted under the 2012 Plan remain outstanding. The 2012 Plan provides for the grant of options, restricted shares, restricted share units and other share-based awards to our and our subsidiaries’ and affiliates’ directors, employees, officers, consultants, advisors, and any other person whose services are considered valuable to us or our affiliates, to continue as service providers, to increase their efforts on our behalf or on behalf of our subsidiary or affiliate and to promote the success of our business. As of December 31, 2019, we had options to purchase 101,931 ordinary shares outstanding under the 2012 Plan.

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

2015 Incentive Compensation Plan

In March 2015, we adopted our 2015 Incentive Compensation Plan, or the 2015 Plan. The 2015 Plan provides for the grant of share options, share appreciation rights, restricted share awards, restricted share units, cash-based awards, other share-based awards and dividend equivalents to our company’s and our affiliates’ respective employees, non-employee directors and consultants. The reserved pool of shares under the 2015 Plan is the sum of (i) 661,745 shares; plus (ii) on January 1 of each calendar year during the term of the 2015 Plan, a number of shares equal to the least of: (x) 3% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, (y) an amount determined by our board of directors, and (z) 1,965,930 shares. From and after the effective date of the 2015 Plan, no further grants or awards have been made under the 2012 Plan. Generally, shares that are forfeited, cancelled, terminated or expire unexercised, settled in cash in lieu of issuance of shares under the 2015 Plan or the 2012 Plan shall be available for issuance under new awards. Generally, any shares tendered or withheld to pay the exercise price, purchase price of an award, or any withholding taxes shall be available for issuance under new awards. Shares delivered pursuant to “substitute awards” (awards granted in assumption or substitution of awards granted by a company acquired by us) shall not reduce the shares available for issuance under the 2015 Plan.

As of December 31, 2019, we had options to purchase 969,536 ordinary shares and 677,593 unvested RSUs outstanding under the 2015 Plan. After adding the increase to the 2015 Plan that was effective on January 1, 2020, we had 3,269,482 ordinary shares reserved for additional grants.

Subject to applicable law, the 2015 Plan is administered by our compensation committee, which has full authority in all matters related to the discharge of its responsibilities and the exercise of its authority under the plan. Awards under the 2015 Plan may be granted until 10 years after the effective date of the 2015 Plan.

The terms of options granted under the 2015 Plan, including the exercise price, vesting provisions and the duration of an option, are determined by the compensation committee and set forth in an award agreement. Except as provided in the applicable award agreement, or in the discretion of the compensation committee, an option may be exercised only to the extent that it is then exercisable and shall terminate immediately upon a termination of service of the grantee.

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

Employee Stock Purchase Plan

We have adopted an employee stock purchase plan, or ESPP, pursuant to which our employees and employees of our subsidiaries may elect to have payroll deductions (or, when not allowed under local laws or regulations, another form of payment) made on each pay day during the offering period in an amount not exceeding 15% of the compensation which the employees receive on each pay day during the offering period. To date, we have not granted employees the right to make purchases under the plan. The number of shares initially reserved for purchase under the ESPP was 242,425 ordinary shares, which was to be automatically increased annually on January 1 by a number of ordinary shares equal to the least of (i) 1% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, (ii) an amount determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 655,310 shares.

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

Board of Directors

Under the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are also appointed by our board of directors and are subject to the terms of any applicable employment agreements that we may enter into with them.

Under our articles, our board of directors must consist of at least five and not more than nine directors, including, to the extent applicable, at least two external directors who may be required to be appointed under the Companies Law. Our board of directors currently consists of nine directors. Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors, to the extent applicable). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that at each annual general meeting the term of office of only one class of directors expires. Each director will hold office until the annual general meeting of our shareholders in which his or her term expires, unless they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles.

In August 2019, we elected to be governed by an exemption under the Companies Law regulations that exempts us from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of our board of directors. Our eligibility for that exemption is conditioned upon: (i) the continued listing of our ordinary shares on the NASDAQ Stock Market (or one of a few select other non-Israeli stock exchanges); (ii) there not being a controlling shareholder (generally understood in this context to be a 25% or greater shareholder) of our company under the Companies Law; and (iii) our compliance with the NASDAQ Listing Rules requirements as to the composition of (a) our board of directors—which requires that we maintain a majority of independent directors (as defined under the NASDAQ Listing Rules) on our board of directors and (b) the audit and compensation committees of our board of directors (which require that such committees consist solely of independent directors (at least three and two members, respectively), as described under the NASDAQ Listing Rules). At the time that it determined to exempt our company from the external director requirement, our board affirmatively determined that we meet the conditions for exemption from the external director requirement, including that a majority of the members of our board, along with each of the members of the audit and compensation committees of the board, are independent under the NASDAQ Listing Rules.

As a result of our election to be exempt from the external director requirement under the Companies Law, each of our directors (including our two directors who formerly served as external directors) is now assigned to one of the three, staggered classes of our board of directors, as follows:

(i)	the Class I directors are Alon Lumbroso, Dov Ofer and Yehoshua (Shuki) Nir, and, except for Mr. Nir, who is required to stand for reelection at the 2020 annual general meeting of shareholders (as described below), their terms expire at our annual general meeting of shareholders to be held in 2022 and when their successors are elected and qualified;

(ii)	the Class II directors are Ofer Ben-Zur, Gabi Seligsohn and Lauri Hanover and their terms expire at our annual general meeting of shareholders to be held in 2020 and when their successors are elected and qualified; and

(iii)	the Class III directors are Yuval Cohen, Stephen Nigro and Ronen Samuel, and their terms expire at our annual general meeting of shareholders to be held in 2021 and when their successors are elected and qualified.

Our board of directors has determined that five of our directors, Lauri Hanover, Alon Lumbroso, Stephen Nigro, Yehoshua (Shuki) Nir and Dov Ofer, constituting a majority of the members of the board, are independent under the rules of the NASDAQ Stock Market. The definition of independent director under the NASDAQ Stock Market rules specifies criteria whose aim is to ensure that there is no factor that would impair the ability of the independent director to exercise independent judgment, and furthermore requires that the board of directors affirmatively determine that the independent director can exercise independent judgment.

Under the Companies Law and our articles, besides nominees who are chosen by our board of directors, nominees for director may also be proposed by any shareholder holding at least 1% of our outstanding voting power. However, any such shareholder may propose a nominee only if a written notice of such shareholder’s intent to propose a nominee has been given to our Secretary (or, if we have no such Secretary, our Chief Executive Officer) within seven days following our publication of notice of an upcoming annual shareholder meeting (or within 14 days after we publish a preliminary notification of an upcoming annual shareholder meeting). Any such shareholder nomination must include certain information, including, among other things, a description of all arrangements between the nominating shareholder and the proposed director nominee(s) and any other person pursuant to which the nomination(s) are to be made by the nominating shareholder, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Companies Law preventing their election, and that all of the information that is required under the Companies Law to be provided to us in connection with such election has been provided.

In addition, our articles allow our board of directors to appoint directors to fill vacancies on our board of directors for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated. External directors—when we are subject to, or choose to be bound by, the requirement to elect them—are elected for an initial term of three years and may be elected for additional three-year terms under the circumstances described below.

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

External Directors

Under the Companies Law, the boards of directors of companies whose shares are publicly traded, including companies with shares traded in the United States, are generally required to include at least two members who qualify as external directors. Lauri Hanover and Yehoshua (Shuki) Nir had served as our external directors until our board elected, in August 2019, to be governed by the exemption from maintaining external directors on our board under the Companies Law (as described above).

Our election to exempt our company from compliance with the external director requirement can be reversed at any time by our board of directors, in which case we would need to hold a shareholder meeting to once again appoint external directors, whose election would be for a three-year term. The election of each external director would require approval by a majority vote of the shares present and voting at a meeting of shareholders, provided that either:

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

For further information concerning the Companies Law provisions related to external directors, please see “ITEM 6. Directors, Senior Management and Employees - C. Board Practices - Board of Directors - External Directors” in our annual report on Form 20-F for the year ended December 31, 2018, which we filed with the SEC on March 26, 2019.

Leadership Structure of the Board

In accordance with the Companies Law and our articles, our board of directors is required to appoint one of its members to serve as chairman of the board of directors. Our board of directors has appointed Yuval Cohen to serve as chairman of the board of directors.

Board Committees

Audit Committee

Our audit committee consists of three members: Lauri Hanover (Chairperson), Yehoshua (Shuki) Nir and Dov Ofer.

Companies Law Requirements

Under the Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors. To the extent a company is required to appoint external directors, this committee must include all of the external directors, one of whom must serve as chairman of the committee. There are additional requirements as to the composition of the audit committee under the Companies Law. However, when we elected to exempt our company from the external director requirement, we concurrently elected to exempt our company from all of such requirements (which exemption is conditioned on our fulfillment of all NASDAQ listing requirements related to the composition of the audit committee).

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

Audit Committee Role

Our board of directors has adopted an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules and regulations of the SEC and the listing requirements of the NASDAQ Stock Market, as well as the requirements for such committee under the Companies Law, including the following:

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

Compensation Committee and Compensation Policy

Our compensation committee consists of three members: Yehoshua (Shuki) Nir (Chairman), Lauri Hanover and Dov Ofer.

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. To the extent a company is required to appoint external directors, the compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of, and include the chairman of, the compensation committee. There are additional requirements as to the composition of the compensation committee under the Companies Law. However, when we elected to exempt our company from the external director requirement, we concurrently elected to exempt our company from all of such requirements (including the three-member minimum). Our exemption under the Companies Law is conditioned on our fulfillment of all NASDAQ listing requirements related to the composition of the compensation committee.

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

Consistent with the foregoing requirements, following the recommendation of our compensation committee, our board and our shareholders approved our compensation policy in July 2015 and September 2015, respectively. We intend to call a shareholder meeting in the near future to present an updated compensation policy (following compensation committee recommendation and board approval) for the approval of our shareholders, as is required following the lapse of five years following our initial public offering. Following that approval, the compensation policy (in updated form, if applicable) will need to be recommended by the compensation committee and presented for the approval of the board and shareholders, every three years, in accordance with the requirements of the Companies Law.

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

For information regarding the current compensation package that is paid to our non-employee directors, see “B. Compensation—Director Compensation” in this ITEM 6. Our directors are also entitled to be paid reasonable travel, hotel and other expenses expended by them in attending board meetings and performing their functions as directors of the company, all of which is to be determined by the board of directors.

External directors (when we are required to have them serving on our board of directors) are entitled to remuneration subject to the provisions and limitations set forth in the regulations promulgated under the Companies Law.

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

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any conflict of interest (referred to under the Companies Law as a “personal interest”) that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and, in any event, no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager (i.e., chief executive officer) or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company.

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

Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit or compensation committees may not be present at such a meeting or vote on that matter unless the chairman of the relevant committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. If a majority of the members of the board committee or the board of directors (as applicable) has a personal interest in the approval of a transaction, then all directors may participate in discussions of the committee or the board of directors (as applicable) on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction.

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

As of December 31, 2019, we had 547 employees and subcontractors, with 339 located in Israel, 96 in the United States, 68 in Europe and 44 in Asia Pacific. The following table shows the breakdown of our workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of December 31,
Area of Activity	2017	2018	2019
Service	66	79	101
Sales and marketing	87	98	131
Manufacturing and operations	73	83	103
Research and development	122	115	128
General and administrative	64	69	84
Total	412	444	547

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2020:

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

The percentages set forth below are based on 40,801,834 ordinary shares outstanding as of February 28, 2020.

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

A description of any material relationship that our major shareholders have had with us or any of our predecessors or affiliates within the past year is included under “ITEM 7.B—Related Party Transactions.

Name	Number of Shares Beneficially Held		Percent
5% or Greater Shareholders
Wasatch Advisors Inc.(1)	3,559,402		8.7%
American Capital Management Inc. (2)	2,545,892		6.2%
Clal Insurance Enterprises Holdings Ltd. (3)	2,294,938		5.6%
Directors and Executive Officers
Yuval Cohen	*		*
Ofer Ben-Zur	*		*
Lauri Hanover	*		*
Alon Lumbroso	*		*
Stephen Nigro	*		*
Yehushua (Shuki) Nir	*		*
Dov Ofer	*		*
Gabi Seligsohn	*		*
Ronen Samuel			*
Guy Avidan	*		-
Gilad Yron	*		*
Omer Kulka
Kobi Mann	*		*
Jecka Glasman	*		*

All Directors and Executive Officers as a Group (14 persons)	*	(4)	*

*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)	As of December 31, 2019, based on a beneficial ownership statement on Schedule 13G filed by Wasatch Advisors Inc. with the SEC on February 10, 2020.

(2)	As of December 31, 2019, based on an amendment to Schedule 13G amendment filed by American Capital Management Inc. with the SEC on February 20, 2020.

(3)	As of December 31, 2019, based on an amendment to Schedule 13G filed by Clal Insurance Enterprises Holdings Ltd., or Clal, with the SEC on February 10, 2020. All of the ordinary shares reported as beneficially owned by Clal are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, Clal does not admit beneficial ownership of any of those shares.

(4)	Consists of ordinary shares, options to purchase ordinary shares and RSUs that may be exercised or settled (as applicable) within 60 days of February 28, 2020.

Recent Significant Changes in the Percentage Ownership of Major Shareholders

In January 2017, Fortissimo Capital (our former controlling shareholder) sold 6,235,000 of our ordinary shares in a secondary public offering, which decreased its holdings in our company from 48.5% to 26.3% (after taking into account the increase in outstanding shares resulting from our concurrent follow-on offering). In May 2017, Fortissimo Capital sold 4,250,000 of our ordinary shares in a secondary public offering, which decreased its holdings in our Company to 4,552,481 ordinary shares, or 13.5% of our outstanding ordinary shares. Over the course of 2018, Fortissimo Capital sold additional ordinary shares, thereby reducing its beneficial ownership further, and in December 2018, Fortissimo Capital sold all remaining 3,132,481 ordinary shares held by it in a secondary public offering.

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

In February 2020, each of Granahan Investment Management, Inc. and Clal reported changes in its beneficial ownership as of the end of 2019, to 3.0% and 5.6%, respectively, of our outstanding ordinary shares. Consequently, Granahan Investment Management, Inc. ceased to be a 5% shareholder as of the end of 2019. In addition, Wasatch Advisors Inc. reported that it held in excess of 5% of our outstanding shares as of the end of 2019, holding 8.7% as of that time.

The beneficial ownership of our ordinary shares by American Capital Management Inc. has gone from 7.5% as of the end of 2017 to 8.1% as of the end of 2018 and to 6.2% as of the end of 2019.

Other than the foregoing, there have been no recent significant changes in the percentage ownership of major shareholders.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of March 11, 2020, there were three holders of record of our ordinary shares, of which one record holder, holding approximately 99.88% of our outstanding ordinary shares, had a registered address in the United States. These numbers are not representative of the number of beneficial holders of our shares, nor is it representative of where such beneficial holders reside, since all of these shares held of record in the United States were held through CEDE & Co., the nominee company of the Depository Trust Company, on behalf of hundreds of firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B.	Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, since January 1, 2019, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

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

A.	Statements and Other Financial Information

We have appended our financial statements at the end of this annual report, starting at page F-1, as part of this annual report.

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

Dividend Distribution Policy

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend (subject to any extraordinary market conditions that might arise) to retain future earnings, if any, to finance operations and expand our business. To the extent that volatile or depressed market conditions (whether in the wake of the coronavirus outbreak or otherwise) reduce the trading price of our ordinary shares substantially for an extended period of time, we may potentially consider using a portion of our cash reserves toward share repurchases. Our board of directors has sole discretion whether to pay dividends (or to effect share repurchases). If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. See “ITEM 3.D. Risk Factors— Risks Related to Our Ordinary Shares— We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future” and “ITEM 10.B Articles of Association— Dividend and Liquidation Rights” for an explanation concerning the payment of dividends under Israeli law.

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

On March 18, 2020, the closing sales price of our ordinary shares on the NASDAQ Global Select Market was $26.36.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

 The information called for by this Item 10.B of Form 20-F has been provided in Exhibit 2.2 to this annual report. The content of Exhibit 2.2 is incorporated by reference herein.

C.	Material Contracts

We are not party to any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described below in this ITEM 10.C.

Agreements with Amazon

Master Purchase Agreement

On January 10, 2017, we entered into a Master Purchase Agreement, or the Purchase Agreement, with Amazon Corporate LLC, a subsidiary of Amazon.com, Inc., or Amazon. Under the Purchase Agreement, as amended in March 2017, January 2018, and June 2018, Amazon may purchase, and we have committed to supply AVHD6 digital direct-to-garment printers and NeoPigment ink and other consumables at agreed upon prices which are subject to volume. We also agreed to provide maintenance services and extended warranties to Amazon at agreed-upon prices.

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

Transaction Agreement and Warrant

Concurrently with the Purchase Agreement, we and Amazon entered into a Transaction Agreement, or the Transaction Agreement, pursuant to which we agreed to issue to an affiliate of Amazon a warrant, or the Warrant, to acquire up to 2,932,176 of our ordinary shares, or the Warrant Shares, at a purchase price of $13.03 per share, which is based on the preceding 30 trading day VWAP prior to the execution of the Transaction Agreement. The Warrant also provides for cashless exercise.

Under the terms of the Warrant, the Warrant Shares are subject to vesting as a function of payments for purchased products and services of up to $150 million over a five-year period, with the shares vesting incrementally each time Amazon (which includes its affiliates for purposes of the vesting determination) makes a payment totaling $5 million to us. Warrant Shares vest in increments of 85,521 shares until such time as Amazon has paid an aggregate of $75 million to us and thereafter the remaining Warrant Shares vest in additional increments of 109,956 shares each. Based on payments made by Amazon prior to the date of the Warrant, some of the Warrant Shares vested at the time of the execution of the Purchase Agreement. As of December 31, 2019, warrants to purchase 1,612,683 ordinary shares have vested and are exercisable.

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

Under the Transaction Agreement, Amazon is entitled to certain registration rights. Amazon may request up to two times in any 12-month period that we file a shelf registration statement on Form F-3 or S-3, and we are required to keep the shelf registration effective for four 90-day periods. If we are ineligible to file a registration statement on Form F-3 or Form S-3, Amazon may request up to four times that we file a long form registration statement to facilitate the sale of its shares. In addition, at any time after the one year anniversary of the Transaction Agreement, Amazon is entitled to piggyback registration rights on underwritten offerings effected by us. We are subject to customary obligations upon Amazon’s request for registration, including cooperation in case of an underwritten offering.

Underwriting Agreement for December 2018 Secondary Offering

We entered into an underwriting agreement, dated December 3, 2018, with Fortissimo Capital, as the selling shareholder, and Barclays Capital Inc. and Citigroup Global Markets Inc., as representatives of the underwriters, for the underwritten secondary public offering of 3,132,481 of our ordinary shares sold by Fortissimo Capital. Fortissimo Capital received approximately $62.6 million of net proceeds, before expenses, from that secondary public offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

Underwriting Agreement for June 2019 Follow-On Offering

We entered into an underwriting agreement, dated June 13, 2019, with Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and Barclays Capital Inc., as representatives of the several underwriters named therein, for the underwritten primary follow-on offering, by the underwriters, of 4,340,000 of our ordinary shares, plus an additional 651,000 ordinary shares pursuant to a 30-day option granted to the underwriters by our company that was exercised at the closing of the offering. We received $129.7 million of net proceeds from the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

Other Material Contracts

Material Contract	Location of Description in This Annual Report

Agreements and arrangements with, and compensation of, directors and executive officers	“ITEM 7.B. Related Party Transactions—Agreements and arrangements with, and compensation of, directors and executive officers.”

Kornit Digital Compensation Policy	“ITEM 6.C. Board Practices-Board Committees-Compensation Committee and Compensation Policy.”

OEM Supply Agreement, dated December 3, 2015, between us and FujiFilm Dimatix, Inc.	“ITEM 3.D. Risk Factors— Risks Related to Our Business and Our Industry— Risk factor titled “If our relationships with suppliers...”

Manufacturing Services Agreement, dated as of May 2015, between us and Flextronics (Israel) Ltd.	“ITEM 3.D. Risk Factors— Risks Related to Our Business and Our Industry— Risk factor titled “If our relationships with suppliers...”

Manufacturing Services Agreement, dated as of February 26, 2019, between us and Sanmina-SCI Israel Medical Systems Ltd.	“ITEM 3.D. Risk Factors— Risks Related to Our Business and Our Industry— Risk factor titled “If our relationships with suppliers...”

Office and Parking Space Lease Agreement, dated as of December 17, 2007 between us and Industrial Building Corporation, as amended	“ITEM 4.D. Property, Plant and Equipment.”

Agreement, dated as of December 22, 2016, between us and B.G. (Israel) Technologies Ltd.	“ITEM 3.D. Risk Factors— Risks Related to Our Business and Our Industry— Risk factor titled “If our relationships with suppliers...”

Lease Agreement dated as of March 25, 2010 between us and Benbenisti Engineering Ltd., as amended	“ITEM 4.D. Property, Plant and Equipment.”

Lease dated December 2017 between Bonanno Real Estate Group I, L.P. and Kornit Digital North America, Inc.	“ITEM 4.D. Property, Plant and Equipment.”

Development Contract, dated November 26, 2018, by and between us and the Israel Lands Authority	“ITEM 3.D. Risk Factors—Risks Related to Our Business and Our Industry— Our new Kiryat Gat facility…”.

D.	Exchange Controls

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Capital gain is generally subject to tax at the corporate tax rate (23% in 2018 and thereafter), if generated by a company, or at the rate of 25% if generated by an individual, or 30% in the case of sale of shares by a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive proceeds upon liquidation and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2019) unless the benefiting provisions of an applicable treaty applies.

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

Excess Tax.

Beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding a certain level, including, but not limited to, dividends, interest and capital gain. Pursuant to new legislation enacted recently, such tax rate was increased to 3% on annual income exceeding NIS 641,880 in 2018 and NIS 649,560 in 2019 (which amounts are linked to the annual change in the Israeli consumer price index).

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

Distributions

Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution that we pay you with respect to our ordinary shares before reduction for any non-U.S. taxes withheld therefrom generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any cash distribution exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, if you are a U.S. Holder, you should expect that the entire amount of any cash distribution generally will be reported as dividend income to you; provided, however, that distributions of ordinary shares to U.S. Holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Moreover, such reduced rate shall not apply if we are a PFIC for the taxable year in which it pays a dividend or were a PFIC for the preceding taxable year. Dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

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

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2019, and furthermore do not expect to be classified for the taxable year ending December 31, 2020. Because PFIC status must be determined annually based on tests which are factual in nature, our PFIC status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year and we do not intend to make a determination of our or any of our future subsidiaries’ PFIC status in the future. A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences described below with respect to owning our ordinary shares if we are classified as a PFIC for our taxable year ending December 31, 2020, provided that such U.S. Holder is eligible to make, and successfully makes, either a “mark-to-market” election or a qualified electing fund election described below for the taxable year in which its holding period begins.

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

Foreign Asset Reporting

Certain U.S. Holders, who are individuals, are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

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

Foreign Currency Exchange Risk

Due to our international operations, currency exchange rates impact our financial performance. In 2019, approximately 84% of our revenues were denominated in U.S. dollars, 15% of our revenues were denominated in Euros and 1% of our revenues were denominated in Great Britain Pounds. Conversely, in 2019, approximately 40% of our purchases of raw materials and components of our systems and ink and other consumables are denominated in either NIS or in NIS prices that are linked to U.S. dollars. Similarly, a majority of our operating costs, which are largely comprised of labor costs, are denominated in NIS, due to our operations in Israel. Accordingly, our results of operations may be materially affected by fluctuations in the value of the U.S. dollar relative to the NIS and the Euro.

The following table presents information about the changes in the exchange rates of the NIS and the Euro against the U.S. dollar:

	Change in Average Exchange Rate
Period	U.S. Dollar against the NIS (%)	U.S. Dollar against the Euro (%)
2017	(6.3)	(1.9)
2018	(0.8)	(4.5)
2019	(0.9)	5.3

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS and positive figures represent appreciation of the U.S. dollar compared to the NIS. We estimate that a 10% increase or decrease in the value of the NIS against the U.S. dollar would have decreased or increased our net income by approximately $(29 million) or $23 million in 2018, and $(18 million) or $18 million in 2019, respectively. We estimate that a 10% increase or decrease in the value of the Euro against the U.S. dollar would have increased or decreased our net income by approximately $1 million or $(0.5 million) in 2018 and $2 million or $(1.5 million) in 2019, respectively. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.

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

During 2018 and 2019, we entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in NIS.

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

Interest Rate Risk

Our investment strategy is to achieve a return that will allow us to preserve capital and maintain liquidity requirements. We invest primarily in debt securities, corporate debt securities. By policy, we limit the amount of credit exposure to any one issuer. As of December 31, 2018 and December 31, 2019, unrealized losses on our marketable debt securities were partially due to temporary interest rate fluctuations as a result of higher market interest rates compared to interest rates at the time of purchase. We account for both fixed and variable rate securities at fair value with changes on gains and losses recorded in Other Comprehensive Income until the securities are sold.

Other Market Risks

We do not believe that we have any material exposure to inflationary risks.

ITEM 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

A-D.	Not applicable

E.	Use of Proceeds

Initial Public Offering

There has been no change in the information regarding the use of proceeds from our IPO since the last annual report on Form 20-F that we filed in March 2019. Our operations generate positive cash flow, and, as such, we did not use any further proceeds from our IPO during the year ended December 31, 2019.

ITEM 15.	Controls and Procedures.

(a)	Disclosure Controls and Procedures

Our management evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2019. Based on their evaluation, our principal executive officer and principal financial officer concluded that as of December 31, 2019, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2019 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

(c)	Attestation report of the independent registered public accounting firm

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2019 is provided on page F-3, as included under Item 18 of this annual report.

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

Our board of directors has determined that Lauri Hanover, who serves on the audit committee of our board of directors and who meets the “independent director” definition under the NASDAQ Listing Rules, qualifies as an “audit committee financial expert,” as defined under the rules and regulations of the SEC.

ITEM 16B.	Code of Ethics.

We have adopted a code of ethics and business conduct applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of our company and is available to investors and others on our website at http://ir.kornit.com/ or by contacting our investor relations department. Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics and business conduct applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Report of Foreign Private Issuer on Form 6-K. No such amendment was adopted, nor waiver provided, by us during the fiscal year ended December 31, 2019.

ITEM 16C.	Principal Accountant Fees and Services.

Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, and other members of Ernst & Young Global for professional services for each of the last two fiscal years were as follows:

	Year Ended December 31, 2018		Year Ended December 31, 2019
	Amount	Percentage	Amount	Percentage
Audit fees	$319	70%	$499	64%
Audit-Related Fees			85	11%
Tax Fees	81	18%	120	16%
All Other Fees	53	12%	72	9%

Total	$453	100%	$776	100%

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

●	Quorum requirement for shareholder meetings: As permitted under the Companies Law, pursuant to our articles, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, two shareholders, regardless of the voting power associated with their shares), instead of 33 1/3% of the issued share capital, as required under the NASDAQ Listing Rules.

●	Nomination of directors. With the exception of external directors (if applicable to us at the time) and directors elected by our board of directors due to vacancy, our directors are elected, in a staggered manner, by an annual meeting of our shareholders to hold office until the third annual meeting following their election. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors or otherwise, as required under the NASDAQ Listing Rules.

ITEM 16H.	Mine Safety Disclosure.

Not applicable.

PART III

ITEM 17.	Financial Statements.

Not applicable.

ITEM 18.	Financial Statements.

See pages F-114 through F-161 appended hereto.

ITEM 19.	Exhibits.

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Kornit Digital Ltd.(1)
2.1	Specimen ordinary share certificate of Kornit Digital Ltd.(2)
2.2	Description of ordinary shares of Kornit Digital Ltd.
4.1	Form of Indemnification Agreement(2)
4.2	2004 Share Option Plan(3)
4.3	2012 Share Incentive Plan(3)
4.4	2015 Incentive Compensation Plan(1)
4.5	Kornit Digital Ltd. Compensation Policy(4)
4.6	English summary of the Office and Parking Space Lease Agreement dated as of December 17, 2007, by and between the Registrant and Industrial Building Corporation Ltd. as amended by Addendum, dated 2007, Addendum to Lease Agreement, dated 2007, Addendum to Lease Agreement, dated March 8, 2012, Addendum to Lease Agreement, dated 2012, Addendum to Lease Agreement, dated December 19, 2012, Addendum to Lease Agreement, dated May 20, 2013, Addendum to Lease Agreement, dated January 12, 2014, Addendum to Lease Agreement, dated January 12, 2014, Addendum to Lease Agreement, dated December 27, 2015, Addendum to Lease Agreement, dated December 28, 2015, Addendum to the Lease Agreement dated October 17, 2017, Addendum dated February 21, 2018, Addendum to the Lease Agreement, dated April 23, 2018, Addendum to the Lease Agreement dated December 26, 2018, Addendum to the Lease Agreement, dated January 3, 2019, Addendum to the Lease Agreement dated September 16, 2019 and Addendum to the Lease Agreement, dated November 28, 2019.
4.7	English summary of the Lease Agreement, dated March 25, 2010, by and between the Registrant and Benvenisti Engineering Ltd. as amended by Addendum to Lease Agreement, dated November 21, 2011, Addendum to Lease Agreement, dated September 16, 2014, Addendum to the Lease Agreement dated March 16, 2015, an Addendum to the Lease Agreement dated August 31, 2017, and an Addendum to the Lease Agreement dated June 24, 2018.
4.8	OEM Supply Agreement, dated December 3, 2015, among the Registrant and FujiFilm Dimatix, Inc. †(5)
4.9	Manufacturing Services Agreement, dated May 2015, by and between the Registrant and Flextronics (Israel) Ltd.†(6)
4.10	English translation of Hebrew Original of Agreement, dated December 22, 2016 between the Registrant and B.G. (Israel) Technologies Ltd.†(7)
4.11.1	Master Purchase Agreement, dated January 10, 2017, between the Registrant and Amazon Corporate LLC†(8)
4.11.2	Amendment 1 to Master Purchase Agreement, effective March 1, 2017, between the Registrant and Amazon Corporate LLC*
4.11.3	Amendment 2 to Master Purchase Agreement, effective January 1, 2018, between the Registrant and Amazon Corporate LLC*
4.11.4	Amendment 3 to Master Purchase Agreement, effective June 29, 2018, between the Registrant and Amazon Corporate LLC*
4.12	Transaction Agreement, dated January 10, 2017, between the Registrant and Amazon.com, Inc.(9)
4.13	Warrant to Purchase Ordinary Shares, dated January 10, 2017, issued to Amazon.com NV Investment Holdings LLC(10)
4.14	Lease, dated December 2017, between Kornit Digital North America, Inc. and Bonanno Real Estate Group I, L.P. (11)
4.15	English translation of Development Contract, dated November 26, 2018, by and between the Registrant and the Israel Lands Authority(12)
4.16	Manufacturing Services Agreement, dated as of February 26, 2019, by and between the Registrant and Sanmina-SCI Israel Medical Systems Ltd.*
8.1	List of subsidiaries of the Registrant
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm.
101	The following financial information from Kornit Digital Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2019 formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2018 and 2019; (ii) Consolidated Statements of Operations for the years ended December 31, 2017, 2018 and 2019; (iii) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2017, 2018 and 2019; (iv) Statements of Shareholders’ Equity for the years ended December 31, 2017, 2018 and 2019; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2018 and 2019; (v) Notes to Consolidated Financial Statements, tagged as blocks of text; and (vi) Cover Page Interactive Data File.
104	Inline Cover Page Interactive Data File (included in Exhibit 101).

(1)	Previously filed with the SEC on March 18, 2015 as exhibit to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(2)	Previously filed with the SEC on March 10, 2015 as an exhibit to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(3)	Previously filed with the SEC on February 25, 2015 as an exhibit to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(4)	Previously furnished to the SEC on August 21, 2015 as Annex A to Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(5)	Previously filed with the SEC on April 14, 2016 as Exhibit 4.9 to Amendment No. 1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated by reference herein.
(6)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(7)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(8)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(9)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(10)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(11)	Previously filed with the SEC on March 20, 2018 as Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.
(12)	Previously filed with the SEC on March 26, 2019 as Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2018 and incorporated by reference herein.

†	Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 406 under the Securities Act of 1933 as amended or Rule 24b-2 under the Securities Exchange Act of 1934, as amended, as applicable.

*	Portions of this exhibit have been omitted in accordance with the rules of the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KORNIT DIGITAL LTD.

By:	/s/ Guy Avidan
Name:	Guy Avidan
Title:	Chief Financial Officer

Date: March 23, 2020

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kornit Digital Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kornit Digital Ltd. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 23, 2020 expressed an unqualified opinion thereon.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates

Inventory Valuation

Description of the Matter

The Company’s inventories totaled $37.5 million as of December 31, 2019. As explained in Note 2 to the consolidated financial statements, the Company assesses the value of all inventories, including raw materials, finished goods and spare parts, in each reporting period. Obsolete inventory or inventory in excess of management’s estimated usage requirement is written down to its estimated market value if those amounts are determined to be less than cost.

Auditing management’s estimates for excess and obsolete inventory involved subjective auditor judgment because the estimates rely on a number of factors that are affected by market and economic conditions outside the Company’s control. In particular, the obsolete and excess inventory calculations are sensitive to significant assumptions, including demand for the Company’s products and expected industry sales growth.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company’s excess and obsolete inventory reserve process. This included management’s assessment of the assumptions and data underlying the excess and obsolete inventory valuation.

Our substantive audit procedures included, among others, evaluating the significant assumptions stated above and the accuracy and completeness of the underlying data management used to value excess and obsolete inventory. We compared the cost of on-hand inventories to historical sales and evaluated adjustments to sales forecasts for specific product considerations, such as technological changes or alternative uses. We also assessed the historical accuracy of management’s estimates and performed sensitivity analyses over the significant assumptions to evaluate the changes in the obsolete and excess inventory estimates that would result from changes in the underlying assumptions.

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company’s auditor since 2012.

Tel-Aviv, Israel

March 23, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kornit Digital Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Kornit Digital Ltd and subsidiaries’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Kornit Digital Ltd and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019, and 2018, the related consolidated statements of operations, comprehensive income (loss), change in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated March 23, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures, as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

Tel-Aviv, Israel

March 23, 2020

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2019	2018

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$40,743	$74,132
Short-term bank deposits	95,000	5,000
Marketable securities	32,567	3,981
Trade receivables, net	40,510	21,953
Inventories	37,477	30,030
Other accounts receivable and prepaid expenses	6,985	5,660

Total current assets	253,282	140,756

LONG-TERM ASSETS:
Marketable securities	95,393	44,603
Deposits and other long-term assets	356	744
Severance pay fund	301	351
Deferred taxes	7,781	7,272
Property, plant and equipment, net	17,489	14,994
Operating lease right-of-use assets	22,806	-
Intangible assets, net	2,494	1,011
Goodwill	5,564	5,092

Total long-term assets	152,184	74,067

Total assets	$405,466	$214,823

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2019	2018

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$23,449	$16,614
Employees and payroll accruals	9,165	7,932
Deferred revenues and advances from customers	2,688	3,633
Operating lease liabilities	3,902	-
Other payables and accrued expenses	6,373	4,993

Total current liabilities	45,577	33,172

LONG TERM LIABILITIES:
Accrued severance pay	1,035	1,059
Operating lease liabilities	19,231	-
Other long-term liabilities	1,320	1,456

Total long-term liabilities	21,586	2,515

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 200,000,000 shares at December 31, 2019 and 2018, respectively; Issued and Outstanding: 40,684,340 shares and 35,065,200 shares at December 31, 2019 and 2018, respectively	105	89
Additional paid in capital	304,617	156,714
Accumulated other comprehensive income (loss)	843	(238)
Retained earnings	32,738	22,571

Total shareholders’ equity	338,303	179,136

Total liabilities and shareholders’ equity	$405,466	$214,823

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2019	2018	2017

Revenues:
Products	$156,594	$125,729	$101,953
Services	23,272	16,644	12,135
Total revenues	179,866	142,373	114,088

Cost of revenues:
Products	71,057	53,303	46,480
Services	26,733	19,201	13,497
Total cost of revenues	97,790	72,504	59,977

Gross profit	82,076	69,869	54,111

Operating expenses:
Research and development	22,407	21,912	20,834
Selling and marketing	33,573	25,596	21,279
General and administrative	18,498	16,436	13,578
Restructuring	-	321	503

Total operating expenses	74,478	64,265	56,194

Operating income (loss)	7,598	5,604	(2,083)

Financial income, net	3,313	1,433	452

Income (loss) before taxes on income (tax benefit)	10,911	7,037	(1,631)
Taxes on income (tax benefit)	744	(5,392)	384

Net income (loss)	$10,167	$12,429	$(2,015)

Basic earnings (losses) per share	$0.27	$0.36	$(0.06)

Diluted earnings (losses) per share	$0.26	$0.35	$(0.06)

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Net income (loss)	$10,167	$12,429	$(2,015)

Other comprehensive income (loss):

Change in unrealized gains (losses) on marketable securities:
Unrealized gains (losses) arising during the period, net of taxes on income (tax benefit) of $73, $(36) and $0, respectively	1,160	(887)	104
Losses (gains) reclassified into net income (loss)	(271)	480	(34)

Net change	889	(407)	70

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) arising during the period, taxes on income (tax benefit) of $8, $(7) and $0, respectively	132	(230)	436
Losses (gains) reclassified into net income (loss)	(30)	92	(394)

Net change	102	(138)	42

Foreign currency translation adjustment	90	6	271

Total other comprehensive income (loss), net of tax	1,081	(539)	383

Comprehensive income (loss)	$11,248	$11,890	$(1,632)

The accompanying notes are an integral part of the consolidated financial statements

KORNIT DIGITAL LTD. AND SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid in capital	other comprehensive income (loss)	Retained earnings	Total Shareholders' equity

Balance at December 31, 2016	30,989,873	$78	$94,966	$(82)	$12,226	$107,188
Issuance of ordinary shares in a secondary offering, net of issuance costs in an amount of $981	2,300,000	6	35,071	-	-	35,077
Exercise of options	834,350	2	2,758	-	-	2,760
Share-based compensation	-	-	4,411	-	-	4,411
Cumulative effect of a change in accounting principle related to stock-based compensation	-	-	69	-	(69)	-
Warrants to customers	-	-	2,895	-	-	2,895
Other comprehensive income	-	-	-	383	-	383
Net loss	-	-	-	-	(2,015)	(2,015)
Balance at December 31, 2017	34,124,223	$86	$140,170	$301	$10,142	$150,699

Exercise of options and vesting of restricted stock units	940,977	3	6,422	-	-	6,425
Share-based compensation	-	-	5,546	-	-	5,546
Warrants to customers	-	-	4,576	-	-	4,576
Other comprehensive loss	-	-	-	(539)	-	(539)
Net income	-	-	-	-	12,429	12,429
Balance at December 31, 2018	35,065,200	$89	$156,714	$(238)	$22,571	$179,136

Issuance of ordinary shares in a secondary offering, net of issuance costs in an amount of $669	4,991,000	14	130,296	-	-	130,310
Exercise of options and vesting of restricted stock units	628,140	2	5,899	-	-	5,901
Share-based compensation	-	-	6,614	-	-	6,614
Warrants to customers	-	-	5,094	-	-	5,094
Other comprehensive income	-	-	-	1,081	-	1,081
Net income	-	-	-	-	10,167	10,167
Balance at December 31, 2019	40,684,340	$105	$304,617	$843	$32,738	$338,303

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	December 31,
	2019	2018	2017
Cash flows from operating activities:

Net income (loss)	$10,167	$12,429	$(2,015)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,441	4,965	4,814
Fair value of warrants deducted from revenues	5,094	4,576	2,895
Share based compensation	6,614	5,546	4,411
Amortization of premium (discount) on marketable securities	(112)	388	546
Realized loss (gain) on sale of marketable securities	(271)	480	(34)
Decrease (increase) in trade receivables	(18,617)	1,069	9,081
Decrease (increase) in other receivables and prepaid expenses	(1,204)	(3,135)	1,100
Decrease (increase) in inventories	(4,183)	4,037	(10,629)
Decrease in operating leases right-of-use assets	(571)	-	-
Increase in deferred taxes	(5)	(6,665)	(125)
Decrease (increase) in other deposits and long-term assets	386	(121)	(10)
Increase (decrease) in trade payables	6,032	4,394	(3,635)
Increase in operating lease liabilities	898	-	-
Increase in employees and payroll accruals	1,423	1,621	360
Increase (decrease) in deferred revenues and advances from customers	(921)	1,981	(31)
Increase (decrease) in other payables and accrued expenses	1,708	548	(461)
Increase (decrease) in accrued severance pay, net	26	(1)	208
Decrease (increase) in other long-term liabilities	(136)	867	203
Loss from sale and disposal of property, plant and equipment	23	-	228
Foreign currency translation gain (loss) on intercompany balances with foreign subsidiaries	212	389	(916)

Net cash provided by operating activities	11,004	33,368	5,990

Cash flows from investing activities:

Purchase of property, plant and equipment	(5,416)	(7,294)	(5,660)
Acquisition of intangible assets and capitalization of software development costs	(1,337)	-	-
Proceeds from sale of property, plant and equipment	3	-	6
Cash paid in connection with acquisition	(4,715)	-	-
Investment in short-term bank deposits	(90,000)	(500)	(4,500)
Proceeds from sale marketable securities	34,497	40,635	39,353
Proceeds from maturity of marketable securities	3,000	6,564	7,240
Investment in marketable securities	(115,529)	(22,723)	(83,183)

Net cash provided by (used in) investing activities	(179,497)	16,682	(46,744)

Cash flows from financing activities:

Proceeds from public offering, net of issuance costs	129,710	-	35,077
Exercise of employee stock options	5,901	6,425	2,760
Payments related to shares withheld for taxes	(177)	-	-
Payment of contingent consideration	(303)	(900)	(1,400)

Net cash provided by financing activities	135,131	5,525	36,437

Foreign currency translation adjustments on cash and cash equivalents	(27)	(72)	157
Increase (decrease) in cash and cash equivalents	(33,389)	55,503	(4,160)
Cash and cash equivalents at the beginning of the period	74,132	18,629	22,789

Cash and cash equivalents at the end of the period	$40,743	$74,132	$18,629

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Supplemental disclosure of cash flow information

Cash paid during the year for income taxes	$353	$1,797	$853

Non-cash investing and financing activities:

Property, plant and equipment acquired by credit	$920	$222	$427

Inventory transferred to be used as property, plant and equipment	$-	$591	$397

Lease liabilities arising from obtaining right-of-use assets	$9,640	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	Kornit Digital Ltd. (the “Company”) was incorporated in 2002 under the laws of the State of Israel. The Company and its subsidiaries develop, design and market digital printing solutions for the global printed textile industry. The Company’s and its subsidiaries’ solutions are based on their proprietary digital textile printing systems, ink and other consumables, associated software and value-added services.

b.	The Company established wholly owned subsidiaries in Israel, the United States, Germany, Hong Kong and the United Kingdom. The Company’s subsidiaries are engaged primarily in services, sales, and marketing, except for the Israeli subsidiary which is engaged primarily in research and development and manufacturing.

c.	The Company depends on four major suppliers to supply certain components for the production of its products. If one of these suppliers fails to deliver or delays the delivery of the necessary components, the Company will be required to seek alternative sources of supply. A change in these suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company’s results of operations and financial position.

d.	On June 18, 2019, the Company closed a follow on and secondary offering where 4,991,000 ordinary shares were sold in the transaction to the public. The aggregate net proceeds received by the Company from the offering were $129,710, net of underwriting discounts, commissions and offering expenses.

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

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in United States dollars:

A majority of the revenues of the Company and its subsidiaries are denominated in U.S. dollars (“dollar” or “dollars”). The dollar is the primary currency of the economic environment in which the Company and its subsidiaries, other than the Company’s German subsidiary, operate. Thus, the functional and reporting currency of the Company and its subsidiaries, other than the Company’s German subsidiary, is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) No. 830 “Foreign Currency Matters”. Changes in currency exchange rates between the Company’s functional currency and the currency in which a transaction is denominated are included in the Company’s results of operations as financial income, net in the period in which the currency exchange rates change.

For the Company’s subsidiary in Germany whose functional currency is the Euro, all amounts on the balance sheets have been translated into the dollar using the exchange rates in effect on the relevant balance sheet dates. All amounts in the statements of operations have been translated into the dollar using the exchange rate on the respective dates on which those elements are recognized. The resulting translation adjustments are reported as a component of accumulated other comprehensive income in shareholders’ equity.

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

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company classifies all of its marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in shareholders’ equity. Realized gains and losses on sales of marketable securities are included in financial income, net and are derived using the specific identification method for determining the cost of securities.

The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in financial income, net.

The Company recognizes an impairment charge when a decline in the fair value of its investments in marketable securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired (“OTTI”), the amount of impairment is recognized in the statement of operations and is limited to the amount related to credit losses, while impairment related to other factors is recognized in accumulated other comprehensive income (loss). The Company did not recognize any impairment with respect to OTTI on its marketable securities in 2019, 2018 and 2017.

g.	Inventories:

Inventories are measured at the lower of cost or net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Inventory write-off is measured as the difference between the cost of the inventory and net realizable value based upon assumptions about future demand and is charged to the cost of sales.

Cost of inventories is determined as follows:

Raw materials and components - on the basis of weighted average cost.

Finished products - on the basis of average costs of materials, and other direct manufacturing cost.

Inventory write offs have been provided to cover risks arising from slow-moving items, technological obsolescence and excess inventories according to revenue forecasts.

During the years ended December 31, 2019, 2018 and 2017, the Company recorded inventory write offs in a total amount of $2,624, $1,759 and $2,988, respectively.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

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

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and accumulated impairment losses. Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%
Office furniture and equipment	7 - 20
Computer and peripheral equipment	33
Machinery and equipment	7 - 33
Leasehold improvements	*)
Building and land	**)

*)	Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

**)	Building and land consist of land and a new ink manufacturing plant. In September 2018 the company purchased the land which includes long-term leasehold rights, with lease term of 98 years. As of December 31, 2019, the ink manufacturing plant is under construction. Depreciation of the manufacturing plant will begin upon completion of its construction.

i.	Business combinations:

The Company accounts for business combinations in accordance with ASC No. 805, “Business Combinations” (“ASC No. 805”). ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date.

Acquisition related costs are expensed to the statement of operations in the period incurred.

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

KORNIT DIGITAL LTD. AND SUBSIDIARIES

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

During the years ended December 31, 2019, 2018 and 2017, no impairment of goodwill has been identified.

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

During the years ended December 31, 2019, 2018 and 2017, no impairment losses were recorded.

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

KORNIT DIGITAL LTD. AND SUBSIDIARIES

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

The Company does not account for training and installation as a separate performance obligation due to its immateriality in the context of its contracts. Accordingly, revenues from training and installation are recognized upon the delivery of its systems.

The Company periodically provides customer incentive programs in the form of product discounts, volume-based rebates and warrants (see also note 10f), which are accounted for as a variable consideration that are deducted from revenue in the period in which the revenue is recognized. These reductions to revenue are made based upon reasonable and reliable estimates that are determined according to historical experience and the specific terms and conditions of the incentive.

Although, in general, the Company does not grant rights of return, there are certain instances where such rights are granted. The Company maintains a provision for returns which is estimated, based primarily on historical experience as well as management judgment, and is recorded as reduction of revenue. Such provision amounted to $721 and $570 as of December 31, 2019 and 2018, respectively and is included in accrued expenses and other current liabilities in the consolidated balance sheet.

Contract liabilities include amounts received from customers for which revenue has not yet been recognized. Contract liabilities amounted to $2,867 and $3,931 as of December 31, 2019 and 2018, respectively and are presented under deferred revenues and advances from customers and other long-term liabilities. During the year ended December 31, 2019, the Company recognized revenues in the amount of $1,560 which have been included in the contract liabilities at January 1, 2019.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In cases where the Company’s customers trade-in old systems as part of sales of new systems, the fair value of the old systems is recorded as inventory, provided that such value can be determined.

Revenue disaggregated by revenue source consists of the following:

	Year ended December 31,
	2019	2018	2017

Systems	$91,353	$65,825	$50,498
Ink and consumables	65,241	59,904	51,455
Spare parts	16,884	12,377	9,652
Service contracts	6,388	4,267	2,483

Total revenue	$179,866	$142,373	$114,088

The following table presents revenue disaggregated by geography based on customer location:

	Year ended December 31,
	2019	2018	2017

U.S	$100,457	$77,652	$60,541
EMEA	48,810	45,195	32,015
Asia Pacific	22,101	15,572	16,092
Other	8,498	3,954	5,440

Total revenue	$179,866	$142,373	$114,088

Remaining performance obligations represents contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable contracts that will be invoiced and recognized as revenue in future periods. The following table represents the remaining performance obligations as of December 31, 2019, which are expected to be satisfied and recognized in future periods:

	2020	2021	2022 and thereafter
Services	$5,219	$483	$17

The Company elected to apply the optional exemption under paragraph 606-10-50-14(a) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less for which deferred revenues have not been recorded yet.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Shipping and Handling:

Shipping and handling fees charged to the Company’s customers are recognized as revenue in the period shipped and the related costs for providing these services are recorded as a cost of revenues. Revenues from shipping in the years ended December 31, 2019, 2018 and 2017 were $1,639, $1,702 and $1,355, respectively.

n.	Cost of revenues:

Cost of revenues is comprised mainly of cost of systems and ink production, employees’ salaries and related costs, allocated overhead expenses, import taxes, royalties and shipping and handling fees.

o.	Warranty costs:

The Company typically provides assurance type warranty for six months on the systems including parts and labor. A provision is recorded for estimated warranty costs at the time revenues are recognized based on historical warranty costs and management’s estimates. Factors that affect the Company’s warranty liability include the number of systems, historical rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts thereof as necessary.

The followings are the changes in the liability for product warranty from January 1, 2018 to December 31, 2019:

Balance at January 1, 2018	$1,777
Provision for warranties issued during the year	3,381
Reduction for payments and costs to satisfy claims	(2,921)

Balance at December 31, 2018	2,237

Provision for warranties issued during the year	2,977
Reduction for payments and costs to satisfy claims	(3,600)

Balance at December 31, 2019	$1,614

p.	Research and development expenses:

Research and development expenses are charged to the statement of operations, as incurred, except for development expenses which are capitalized as described in note 2q.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Internal use software:

The Company capitalizes qualifying costs incurred during the application development stage related to software developed for internal use. These costs are capitalized based on qualifying criteria. Such costs are amortized over the software’s estimated life of three years. Costs incurred to develop software applications consist of (a) certain external direct costs of materials and services incurred in developing or obtaining internal-use computer software, and (b) payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the development or implementation of the software. Capitalized internal-use software costs are included in intangibles assets, net in the consolidated balance sheet.

r.	Restructuring:

Restructuring consists of costs primarily related to early retirement or retention agreements with employees of the Company’s Wisconsin facility in connection with the transition of its U.S headquarters to the East Coast in the United States.

s.	Accounting for share-based compensation:

The Company accounts for share based compensation in accordance with ASC No. 718, “Compensation - Stock Compensation” (“ASC No. 718”) that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the award is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations.

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock options awards with the following assumptions for the years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
	2019	2018	2017

Suboptimal exercise multiple	1.0-1.5	1.0-1.5	1.0-1.5
Risk free interest rate	1.5%-2.7%	2.0%-3.1%	2.2%-2.3%
Volatility	47%-48%	47%-51%	51%-53%
Dividend yield	0%	0%	0%

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

KORNIT DIGITAL LTD. AND SUBSIDIARIES

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

t.	Derivatives and hedging:

The Company follows FASB ASC No. 815,” Derivatives and Hedging” which requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. Accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. Due to the Company’s global operations, it is exposed to foreign currency exchange rate fluctuations in the normal course of its business.

The Company uses derivative financial instruments, specifically foreign currency forward and option contracts (“Hedging Contracts”), to manage exposure to foreign currency risks, by hedging a portion of the Company’s forecasted payroll and related expenses denominated in New Israeli Shekels expected to incur within a year. The effect of exchange rate changes on foreign currency hedging contracts is expected to partially offset the effect of exchange rate changes on the underlying hedged item.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains or losses from contracts that were not designated as hedging instruments are recognized in “financial income (expenses), net”.

The Company measured the fair value of these contracts in accordance with ASC No. 820, “Fair Value Measurements and Disclosures” (“ASC No. 820”), and they were classified as level 2 of the fair value hierarchy.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

1.	Derivative instruments notional amounts

The following table summarizes the notional amounts for hedged items, when transactions are designated as hedge accounting:

	December 31,	December 31,
	2019	2018

Cash flow hedge	$6,399	$10,581

2.	Derivative instrument outstanding

As of December 31, 2019 and 2018, the fair value of the Company’s outstanding forward and option contracts amounted to $16 and $(111) which is included within “Other accounts receivable and prepaid expenses” and “Other payables and accrued expenses”, respectively on the balance sheets.

3.	Derivative instrument gains and losses

During the year ended December 31, 2019, 2018 and 2017, the company recorded pretax income (expenses) of $16, $(21) and $18, respectively from derivatives designated in cash flow hedging relationships.

The Company’s outstanding derivatives designated as cash flow hedging instruments and their related gains and losses, are reported in the statement of cash flows as cash flows from operating activities.

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is less than 12 months.

u.	Advertising:

Advertising costs are charged to operations as incurred and were $1,981, $1,077 and $612 for the years ended December 31, 2019, 2018 and 2017, respectively.

v.	Income taxes:

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

KORNIT DIGITAL LTD. AND SUBSIDIARIES

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

w.	Concentrations of credit risks:

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

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located in the United States, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers. In certain circumstances, the Company may require from its customers letters of credit, other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. Historically, the Company has not recorded allowance for doubtful accounts, however certain immaterial bad debt expenses amounting to $26, $19 and $97 were recorded for the years ended December 31, 2019, 2018 and 2017 respectively.

x.	Severance pay:

The Company’s employees in Israel have subscribed to Section 14 of Israel’s Severance Pay Law, 5723-1963 (“Section 14”). Pursuant to Section 14, the Company’s employees, covered by this section, are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees. Neither severance pay liability nor severance pay fund under Section 14 for such employees is recorded on the Company’s balance sheet.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

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

Severance expenses for the years ended December 31, 2019, 2018 and 2017 were $1,808, $1,483 and $1,394 respectively.

y.	Fair value of financial instruments:

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

KORNIT DIGITAL LTD. AND SUBSIDIARIES

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

z.	Comprehensive income:

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

aa.	Basic and diluted earnings per share:

Basic earnings per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with ASC No. 260, “Earnings Per Share”.

The total number of shares related to the outstanding options and RSU’s excluded from the calculation of diluted earnings per share due to their anti-dilutive effect was 536,359 and 884,028 for the years ended December 31, 2019 and 2018, respectively. For the year ended December 31, 2017, all outstanding options and RSU’s have been excluded from the calculation of the diluted earnings per share since their effect was anti-dilutive.

bb.	Recently adopted accounting standard:

1.	In June 2018, the FASB issued ASU No. 2018-07, “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” These amendments expand the scope of Topic 718, Compensation - Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. This ASU supersedes Subtopic 505-50, Equity - Equity-Based Payments to Non-Employees. The guidance is effective for the interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The Company adopted this update as of January 1, 2019 with no material impact on its consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	In November 2019, the FASB issued ASU No. 2019-08, “Compensation - Stock Compensation (Topic 718) and Revenue from Contract with Customers (Topic 606): Codification Improvements Share-Based Consideration Payable to a Customer.” These amendments expand the scope of Topic 718, Compensation - Stock Compensation to include share-based payments issued to customers in conjunction with selling goods or services. Consequently, the accounting for share-based payments to customers will be measured and classified according to Topic 718. The guidance is effective for the interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The Company adopted this update as of January 1, 2019 and used the fair value of the share-based payments on the adoption date.

See note 10g for additional disclosures.

3.	In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 (Topic 842) “Leases.” Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, “Leases.” Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures.

On January 1, 2019, the Company adopted Topic 842 and elected the available practical expedient to recognize the cumulative effect of initially adopting Topic 842 as an adjustment to the opening balance sheet of the period of adoption (i.e., January 1, 2019). The Company also elected the other available practical expedients and will not separate lease components from non-lease components, will not reassess whether contracts are or contain leases, lease classification, or initial direct costs for existing leases as of January 1, 2019. In addition, the Company elected not to apply the transition requirements for leases for which the lease term is less than 12 months. The consolidated balance sheets and results from operations for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts are not adjusted and continue to be reported in accordance with the historic accounting under Topic 840.

The Company leases real estate, cars and storage areas, all classified as operating leases. In addition to rent payments, the leases may require the Company to pay for insurance, maintenance and other operating expenses.

The Company determines if an arrangement is a lease at inception. Lease classification is governed by five criteria in ASC 842-10-25-2. If any of these five criteria is met, the Company classifies the lease as a finance lease. Otherwise, The Company classifies the lease as an operating lease. As of December 31, 2019, all arrangements were classified as operating leases.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. ROU assets represent The Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments. Operating lease expenses are recognized on a straight-line basis over the lease term. Several of the Company’s leases include option to extend the lease and some have termination options that are factored into the Company’s determination of the lease payments when appropriate. For purposes of calculating lease liabilities, lease terms include options to extend or terminate the lease when it is reasonably certain that the company will exercise such options. Some of the lease agreements include rental payments adjusted periodically for inflation. The Company’s lease agreements do not contain any material residual value guarantees.

The new standard also provides practical expedients for an entity’s ongoing accounting. The Company elected the short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that for those leases, the Company does not recognize ROU assets or lease liabilities, including not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition, but recognizes lease expenses over the lease term on a straight-line basis. The Company also elected the practical expedient to not separate lease and non-lease components for all of the Company’s leases.

The Company does not believe the new lease standard will have a notable impact on its liquidity. The new standard will have no impact on the Company’s financial covenant compliance under its credit lines.

The Company recorded upon adoption as of January 1, 2019, right-of-use leased assets and corresponding liabilities of $14,905.

See note 13 for additional disclosures.

4.	In August 2017, the FASB issued ASU No. 2017-12 (Topic 815) Derivatives and Hedging — Targeted Improvements to Accounting for Hedging Activities, which expands an entity’s ability to hedge financial and nonfinancial risk components and amends how companies assess effectiveness as well as changes the presentation and disclosure requirements. The new standard is to be applied on a modified retrospective basis and is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company adopted the provisions of this update as of January 1, 2019 with no material impact on its consolidated financial statements.

See note 2t for additional disclosures.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

cc.	Impact of recently issued accounting standard and not yet adopted:

1.	In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13) “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Company does not expect this ASU to have a material impact on its consolidated financial statements and related disclosures.

2.	In January 2017, the FASB issued Accounting Standards Update No. 2017-04 (ASU 2017-04) “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019, with early adoption permitted. The Company does not expect that this new guidance will have a material impact on the Company’s Consolidated Financial Statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- ACQUISITION

On February 7, 2019 (the “Closing Date”), the Company, through its wholly owned subsidiary Kornit Digital North America Inc., acquired the business and certain assets of Hirsch Solutions Inc., (“Hirsch”) its distributor in North America. Under the related acquisition agreement, the total consideration of $4,715 was paid at the closing date.

In addition, the Company incurred acquisition-related costs in a total amount of $85. Acquisition-related costs include legal, accounting, consulting fees and other external costs directly related to the acquisition.

The main reasons for this acquisition are to improve connectivity with customers by expanding leadership position in the digital textile market as well as providing direct access to a large number of traditional screen-printing customers.

Purchase price allocation:

Under business combination accounting principles, the total purchase price was allocated to Hirsch’s net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

The purchase price allocation for the acquisition has been determined at the follows:

	Fair Value	Amortization period (years)
Tangible Assets
Inventory	$3,353

Intangible Assets:
Customer Relationships (*)	$890	5.9
Goodwill	472	Infinite

Total purchase price	$4,715

(*)	Customer relationships represent the underlying relationships and agreements with Hirsch’s installed customer base and are amortized over the useful life of the agreements using accelerated method.

In performing the purchase price allocation, the Company considered, among other factors, analysis of historical financial performance, the best use of the acquired assets and estimates of future performance of Hirsch’s installed base. In its allocation, applying the market’s participant approach, the Company determined the fair values of the acquired inventory based on estimated selling price adjusted for cost of selling efforts and a reasonable profit allowance and the acquired customer relationships based on their future expected cash flows.

Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company’s consolidated statements of operations.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- FAIR VALUE MEASUREMENTS

The following is a summary of marketable securities:

	December 31, 2019
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Matures within one year:
Corporate debentures	$27,624	$24	$(11)	$27,637
Government debentures	4,930	-	-	4,930
	32,554	24	(11)	32,567

Matures after one year through three years:
Corporate debentures	91,887	575	(117)	92,345
Government debentures	3,030	21	(3)	3,048
	94,917	596	(120)	95,393

Total	$127,471	$620	$(131)	$127,960

	December 31, 2018
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Matures within one year:
Corporate debentures	$3,999	$-	$(18)	$3,981
	3,999	-	(18)	3,981

Matures after one year through three years:
Corporate debentures	33,698	29	(346)	33,381
Government debentures	11,360	-	(138)	11,222
	45,058	29	(484)	44,603

Total	$49,057	$29	$(502)	$48,584

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	December 31, 2019
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses

Corporate debentures	$57,753	$(127)	$3,801	$(1)	$61,554	$(128)
Government debentures	2,552	(3)	-	-	2,552	(3)

Total	$60,305	$(130)	$3,801	$(1)	$64,106	$(131)

KORNIT DIGITAL LTD. AND SUBSIDIARIES

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

The below table sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2019 and 2018 by level within the fair value hierarchy.

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$127,960	$-	$127,960
Foreign currency derivative contracts	-	16	-	16

Total financial assets	$-	$127,976	$-	$127,976

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$48,584	$-	$48,584

Total financial assets	$-	$48,584	$-	$48,584

Liabilities:
Foreign currency derivative contracts	$-	$111	$-	$111

Total financial liabilities	$-	$111	$-	$111

NOTE 5:- INVENTORIES

	December 31,
	2019	2018

Raw materials and components	$21,402	$17,425
Finished products (*)	16,075	12,605

	$37,477	$30,030

(*)	Including amounts of $0 and $836 for the years ended December 31, 2019 and 2018, respectively, with respect to inventory delivered to customers for which revenue was not yet recognized.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:- PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2019	2018
Cost:

Computer and peripheral equipment	$3,748	$3,182
Office furniture and equipment	1,818	1,757
Machinery and equipment	13,823	12,230
Leasehold improvements	8,337	8,505
Building and land	6,524	3,343

	34,250	29,017

Accumulated depreciation	(16,761)	(14,023)

Property, plant and equipment, net	$17,489	$14,994

Depreciation expenses for the years ended December 31, 2019, 2018 and 2017 were $3,611, $3,900 and $3,505 respectively.

During the years ended December 31, 2019, 2018 and 2017, the Company recorded a reduction of $868, $861 and $298, respectively to the cost and accumulated depreciation of fully depreciated equipment no longer used.

NOTE 7:- INTANGIBLE ASSETS, NET

a.	Intangible assets are comprised of the following:

	Weighted average amortization period	December 31,
	Years	2019	2018
Original amount:
Acquired technology	8.14	$1,566	$1,566
Customer relationships	5.23	3,504	2,614
Non-competition agreement	4	265	265
Software development costs	3	1,199	-
Distribution rights	1	250	-

		$6,784	$4,445
Accumulated amortization:
Acquired technology		1,066	966
Customer relationships		2,849	2,302
Non-competition agreement		232	166
Software development costs		-	-
Distribution rights		143	-

		4,290	3,434

Intangible assets, net		$2,494	$1,011

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- INTANGIBLE ASSETS, NET (Cont.)

Amortization expenses for the years ended December 31, 2019, 2018 and 2017 were $856, $1,065 and $1,309, respectively.

b.	Future amortization expenses for the years ending:

December 31,

2020	$828
2021	697
2022	608
2023	208
2024 and thereafter	153

$2,494

NOTE 8:- OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2019	2018

Government authorities	$564	$253
Warranty provision	1,433	1,909
Provision for returns	721	570
Professional services	565	412
Payment obligation related to acquisition	-	303
Accrued expenses	3,090	1,546

	$6,373	$4,993

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

As of December 31, 2019, the Company has two lines of credit with Israeli banks for total borrowings of up to $3 million. These lines of credit are unsecured and available provided that the Company maintains a 30% ratio of total tangible shareholders’ equity to total tangible assets and that the total credit use will be less than 70% of the Company and its subsidiaries’ receivables. Interest rates across these credit lines varied from 0.2% to Prime (Israel Interbank Offered Rate) +0.7% (current 2.3%) as of December 31, 2019.

As of December 31, 2019, the Company has not utilized its line of credits.

b.	Purchase commitments:

As of December 31, 2019, the Company has $26,367 of purchase commitments for goods and services from vendors. These commitments are due primarily within one year.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Litigation:

From time to time, the Company is party to various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

d.	Royalty Commitments:

Under the Company’s agreement for purchasing print heads and other products, which was amended in 2016, the Company is obligated to pay 2.5% royalties of its annual ink revenues up to an annual maximum amount of $625.

Royalties expenses for the years ended December 31, 2019, 2018 and 2017 were $625.

e.	Guarantees:

As of December 31, 2019, the Company provided two bank guarantees in a total amount of $400 for its rented facilities.

NOTE 10:- SHAREHOLDERS’ EQUITY

a.	Company’s shares:

1.	Ordinary shares:

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

2.	On December 7, 2018, the Company made an underwritten secondary offering of 3,132,481 ordinary shares, by the Company’s major shareholder. The Company did not receive any of the proceeds from the sale of these ordinary shares.

3.	On June 18, 2019, the Company closed a follow on and secondary offering where by 4,991,000 ordinary shares were sold in the transaction to the public. The aggregate net proceeds received by the Company from the offering were $129,710, net of underwriting discounts, commissions and offering expenses.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

b.	Share option and RSU’s plans:

The Company’s Board of Directors approved Equity Incentive Plans pursuant to which the Company is authorized to issue to employees, directors and officers of the Company and its subsidiaries (the “optionees”) options to purchase ordinary shares of NIS 0.01 par value each, at an exercise price equal to at least the fair market value of the ordinary shares at the date of grant. 25% of total options are exercisable one year after the date determined for each optionee and a further 6.25% at the end of each subsequent three-month period for 3 years. Options are exercisable for up to 10 years from the grant date of the options. Options that are cancelled or forfeited before expiration become available for future grants.

Under the Equity Incentive Plans and starting 2017, the Company grants Restricted Stock Units (“RSUs”). The RSU’s generally vest over a period of four years of employment. RSUs that are cancelled or forfeited become available for future grants.

During December 2019, the board of directors approved an increase in the ordinary shares reserved for issuance by 1,220,439 ordinary shares. As of December 31, 2019, an aggregate of 3,269,482 ordinary shares were available for future grants.

c.	A summary of the Company’s share option activity and related information is as follows:

	Number of shares upon exercise	Weighted average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	1,583,564	$14.71	8.19	$6,536
Granted	135,701	27.55	9.45
Exercised	(472,980)	12.48
Forfeited	(173,508)	16.40

Outstanding at end of year	1,072,777	$17.17	7.73	$18,170

Exercisable at end of year	455,735	$14.03	6.88	$9,152

As of December 31, 2019, the Company had $5,677 of unrecognized compensation expense related to non-vested share options expected to be recognized over a weighted average period of 2.58 years.

The weighted average fair value of options granted during the years ended December 31, 2019, 2018 and 2017 were $14.51, $9.5 and $9.24 per share, respectively. The weighted average fair value of options vested during the year ended December 31, 2019 was $8.13. The total intrinsic value of options exercised during the years ended December 31, 2019, 2018 and 2017 were $6,742, $11,775 and 10,588, respectively.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

d.	The options outstanding as of December 31, 2019, have been classified by exercise price, as follows:

	Options outstanding at December 31, 2019			Options exercisable at December 31, 2019
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual term (in years)	Number outstanding	Weighted average exercise price	Weighted average remaining contractual term (in years)
$		$	In years		$	In years

2.07	37,490	2.07	4.87	37,490	2.07	4.87
9.38-9.97	62,751	9.97	4.83	62,751	9.97	4.83
10.05-11.90	141,548	10.31	6.59	71,389	10.16	6.56
12.97-15.80	129,542	15.26	7.01	88,210	15.01	6.61
16.15-18.05	199,547	17.97	7.64	79,613	17.97	15.37
18.80-19.05	345,611	18.81	8.57	109,822	18.82	8.53
21.15-28.15	156,288	26.86	9.45	6,460	22.16	8.59

	1,072,777			455,735

e.	A summary of the Company’s RSUs activity is as follows:

Number of RSUs

Unvested at beginning of year	414,420
Granted	489,645
Vested	(155,160)
Forfeited	(70,602)
Unvested at the end of the year	678,303

The weighted average fair values at grant date of RSUs granted for the years ended December 31, 2019, 2018 and 2017 were $28.50, $17.1 and $17.77, respectively. The total fair value of shares vested during the year ended December 31, 2019 was $2,681.

As of December 31, 2019, the Company had 14,420 of unrecognized compensation expense related to RSUs, expected to be recognized over a weighted average period of 3.24 years.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

f.	The following table sets forth the total share-based compensation expense included in the consolidated statements of operations for the years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
	2019	2018	2017

Cost of products	$632	$494	$419
Cost of services	520	398	210
Research and development	1,294	1,022	775
Sales and marketing	1,689	1,240	920
General and administrative	2,479	2,392	2,087

Total share-based compensation expense	$6,614	$5,546	$4,411

g.	On January 10, 2017, the Company signed a master purchase agreement with Amazon Inc. under which 2,932,176 warrants to purchase ordinary shares of the Company at an exercise price of $13.04 were issued to Amazon as a customer incentive. The warrants are subject to vesting as a function of payments for purchased products and services of up to $150 million over a five years period beginning on May 1, 2016, with the shares vesting incrementally each time Amazon makes a payment totaling $5 million to the Company. As of December 31, 2019, 1,612,683 warrants are exercisable.

The Company recognized a reduction to revenues of $5,094, $4,576 and $2,895 during the years ended December 31, 2019, 2018 and 2017, respectively.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted earnings (losses) per share:

	Year ended December 31,
	2019	2018	2017
Numerator for basic and diluted earnings (losses) per share:

Net income (loss)	$10,167	$12,429	$(2,015)

Weighted average ordinary shares outstanding:

Denominator for basic earnings (losses) per share	38,079,394	34,521,352	33,574,147
Effect of dilutive securities:
Employee share options and restricted share units	1,214,721	842,352	-

Denominator for diluted earnings (losses) per share	39,294,115	35,363,704	33,574,147

Basic earnings (losses) per share	$0.27	$0.36	$(0.06)

Diluted earnings (losses) per share	$0.26	$0.35	$(0.06)

NOTE 12:- ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss), net of taxes, for the year ended December 31, 2019:

	Unrealized Gains (losses) on marketable securities	Unrealized Gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total

Beginning balance	$(437)	$(93)	$292	$(238)
Other comprehensive income before reclassifications	1,160	132	90	1,382
Amounts reclassified from accumulated other comprehensive income	(271)	(30)	-	(301)

Net current period other comprehensive income	889	102	90	1,081

Ending Balance	$452	$9	$382	$843

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- LEASES

The components of lease expense for the year ended December 31, 2019 were as follows:

Year ended
December 31, 2019

Operating lease	$3,857
Short-term lease	131
Total lease expense	$3,988

Cash paid for amounts included in the measurement of operating lease liabilities was $3,910 during the year ended December 31, 2019.

The Company’s operating lease agreements have remaining lease terms ranging from 1 year to 11 years, including agreements with options to extend the leases for up to 5 years.

The following table represents the weighted-average remaining lease term and discount rate:

Year ended
December 31, 2019

Weighted average remaining lease term	9.3 years

Weighted average discount rate	3.1%

The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Maturities of operating lease liabilities were as follows:

Year ended
December 31, 2019

2020	$4,341
2021	3,750
2022	2,938
2023	2,284
2024 and after	13,003
Total operating lease payments	$26,316
Less: imputed interest	3,183
Present value of lease liabilities	$23,133

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME

a.	Tax rates:

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2019 and 2018: 23%, and 2017: 24%.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

The Company’s production facilities in Israel have been granted “Beneficiary Enterprise” status under the Law. The Israeli companies have been granted the “Alternative Benefit Track” under which the main benefits are a tax exemption for undistributed income and a reduced tax rate.

The Israeli companies began to utilize such tax benefits in 2010. The entitlement to the above benefits is limited to the end of 2019, and it is conditional upon the Company and its Israeli subsidiary fulfilling the conditions stipulated by the Law and regulations published. In the event of failure to comply with these conditions, the benefits may be partially or fully canceled and the Company or its Israeli subsidiary may be required to refund the amount of the benefits, in whole or in part, plus a consumer price index linkage adjustment and including interest.

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

As of December 31, 2019, tax-exempt income of $131,222 is attributable to the Company’s and its Israeli subsidiary’s various Beneficiary Enterprise programs. If such tax-exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and $30,181 would be incurred as of December 31, 2019.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

The Israeli subsidiary elected to apply the Preferred Enterprise regime under the January 2011 amendment to the Law as of 2013 tax year. The election is irrevocable. Under the Preferred Enterprise regime, a preferred income of an Enterprise located in the center of Israel is subject to tax rate of 16%.

Pursuant to Amendment 73 to the Law adopted in 2017, a Company that meets the conditions for “Preferred Technological Enterprises”, is subject to tax rate of 12% on income that qualifies as “Preferred Technology Income”, as define in the Law. The tax rate for a Preferred Technological Enterprises located in development zone A is 7.5%. The Company and its Israeli subsidiary believe they meets those conditions.

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2019 was $9,874. If these undistributed earnings are distributed, they would be taxed at the corporate tax rate applicable to such income, and $821 would be incurred as of December 31, 2019.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

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

a.	Tax assessments:

The Company and its Israeli subsidiary are currently subject to a tax audit for the years 2013 to 2016 by the Israeli Tax Authority (‘ITA”). The company received an assessment for years 2013 and 2014 which is still subject to another review by the ITA before it is finalized. The company appealed before the second review and it believes the claims and the position taken on its tax returns are solid and valid. The ITA may furthermore disagree with the Company and its Israeli subsidiary positions taken for other years as well, and the Company may be subject to additional tax liabilities, which could have a material adverse effect on its results of operations.

The Company and its Israeli subsidiary received final tax assessments through 2012. The U.S and German subsidiaries received final tax assessment through 2012 and 2014 and the Hong Kong Subsidiary have not received a final tax assessment since inception.

b.	Carryforward losses for tax purposes:

Carryforward operating tax losses of the Company and its Israeli subsidiary total approximately $63,660 as of December 31, 2019 and may be used indefinitely.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s and its subsidiaries’ deferred tax liabilities and assets are as follows:

	December 31,
	2019	2018

Carryforward tax losses	$3,282	$3,538
Share-based compensation	1,569	976
R&D expenses	1,468	1,414
Other temporary differences	1,471	1,354

Deferred tax assets	7,790	7,282

Deferred tax liability due to property, plant and equipment	(9)	(10)

Deferred tax assets, net	$7,781	$7,272

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. As of each reporting date, management considers new evidence, both positive and negative, that could impact management’s view with regards to the future realization of deferred tax assets for each jurisdiction.

Income (loss) before income taxes is comprised as follows:

	Year ended December 31,
	2019	2018	2017

Domestic	$7,343	$4,458	$(3,328)
Foreign	3,568	2,579	1,697

Income (loss) before income taxes	$10,911	$7,037	$(1,631)

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

d.	Taxes on income (tax benefits) are comprised as follows:

	Year ended December 31,
	2019	2018	2017

Current taxes	$677	$1,088	$509
Deferred taxes	67	(6,480)	(125)

	$744	$(5,392)	$384

Domestic	$(337)	$(6,050)	$(594)
Foreign	1,081	658	978

	$744	$(5,392)	$384

	Year ended December 31,
	2019	2018	2017
Domestic taxes:

Current taxes	$(208)	$333	$(594)
Deferred taxes	(129)	(6,383)	-

	(337)	(6,050)	(594)

Foreign taxes:

Current taxes	885	755	1,103
Deferred taxes	196	(97)	(125)

	1,081	658	978

Taxes on income	$744	$(5,392)	$384

e.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	December 31,
	2019	2018

Beginning of year	$2,240	$1,521
Increases related to tax positions taken during prior years	51	452
Increases related to tax positions taken during the current year	662	313
Cumulative translation adjustments and other	86	(46)

Balance at December 31 *)	$3,039	$2,240

*) As of December 31, 2019, and 2018 unrecognized tax benefit in the amount of $1,880 and $1,218 were presented as a reduction from deferred taxes.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

The entire amount of the unrecognized tax benefits could affect the Company’s income tax provision and the effective tax rate.

During the years ended December 31, 2019, 2018 and 2017, an amount of $51, $115 and $54, respectively, was added to the unrecognized tax benefits derived from interest and indexation expenses related to prior years’ uncertain tax positions. As of December 31, 2019, and 2018, the Company had accrued interest related to uncertain tax positions in the amounts of $237 and $171, which is included within income tax accrual on the balance sheets.

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

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

f.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2019	2018	2017

Income (loss) before taxes, as reported in the consolidated statements of operations	$10,911	$7,037	$(1,631)

Theoretical tax expense (benefit) at the Israeli statutory tax rate	2,510	1,618	(392)
Tax adjustment in respect of different tax rate of foreign subsidiaries	151	43	111
Non-deductible expenses and other permanent differences	77	64	143
Deferred taxes on losses and other temporary differences for which valuation allowance was provided, net	-	(5,503)	1,899
Stock based compensation	1,247	1,161	996
Change in tax rate	-	-	355
Beneficiary enterprise benefits (*)	(3,935)	(3,469)	(2,360)
Increase (Decrease) in other uncertain tax positions	713	765	(376)
Other	(19)	(71)	8

Actual tax expense (benefit)	$744	$(5,392)	$384

(*) Basic and diluted earnings per share amounts of the benefit resulting from the “Beneficiary Enterprise” status	0.10	0.10	0.07

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- GEOGRAPHIC INFORMATION

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

The following table presents long-lived assets by geographic region as of December 31, 2019 and 2018:

	December 31,
	2019	2018

U.S	$1,782	$1,839
Israel	15,253	12,581
EMEA	258	328
Asia Pacific	196	246

	$17,489	$14,994

Major customers’ data as a percentage of total revenues:

The following table sets forth the customers that represented 10% or more of the Company’s total revenues in each of the periods set forth below:

	Year ended December 31,
	2019	2018	2017

Customer A	0%	15%	18%
Customer B	12%	17%	13%

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- SELECTED STATEMENTS OF OPERATIONS DATA

Financial income, net:

	Year ended December 31,
	2019	2018	2017
Financial income:

Interest on bank deposits and other	$2,535	$406	$69
Exchange rate differences, net	-	87	-
Realized gain on sale of marketable securities, net	271	-	34
Interest on marketable securities	1,975	2,107	1,896
Amortization of premium and accretion of discount on marketable securities, net	112	-	-

	4,893	2,600	1,999
Financial expenses:

Bank charges	(405)	(299)	(244)
Exchange rate differences, net	(1,175)	-	(757)
Realized loss on sale of marketable securities, net	-	(480)	-
Amortization of premium and accretion of discount on marketable securities, net	-	(388)	(546)

	(1,580)	(1,167)	(1,547)

Total financial income:	$3,313	$1,433	$452

NOTE 17:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

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

1.	Fritz Companies Israel T. Ltd. (“Fritz”)

Fritz is a logistics company which is owned, in part, by the Chairman of the Board since March 2018. The Company has an ongoing logistic contract with Fritz. During the years ended December 31, 2019 and 2018 logistic service fees amounted to $3,762 and $2,673, respectively.

2.	Accord Insurance Agency Ltd. (“Acord”)

We maintain a business relationship with Accord Insurance Agency Ltd., or Accord, a company which is an insurance agency that is owned in part and controlled, by our Chairman of the Board, under which Accord is our insurance agent for most of our insurance policies. The policies in which Accord is our insurance agent, were purchased after a request for proposals procedure. During the years ended December 31, 2019, 2018 and 2017 total premium under the policies amounted to $843, $248 and $248, respectively.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

3.	Priority Software Ltd. (“Priority”)

Priority is the Company’s ERP solution provider, which is owned, in part by few of the Company’s Board members. During the years ended December 31, 2019, 2018 and 2017 maintenances fees and additional licenses acquired amounted to $109, $76 and $90, respectively.

NOTE 18:- SUBSEQUENT EVENT

Towards the end of December 2019, an outbreak of a novel strain of coronavirus (COVID-19) emerged at first in China and then (in February and March 2020) globally. The Company's operations and financial performance could be adversely affected to the extent that coronavirus or any other epidemic harms the global economy. The Company may also be adversely impacted in particular if a health epidemic or other outbreak occurs in one or more of the Company's markets and unfavorably affects certain of its customers and/or suppliers. Further, the Company's operations have experienced, and may further experience, disruptions, such as temporary closure of its offices or manufacturing facility, and/or those of its customers or suppliers, and suspension of services, which will materially affect the Company's business, financial condition and results of operations. The duration of the business disruption and related financial impact cannot be reasonably estimated at this time.

- - - - - - - - - - - - - - - - - - - -