Form 20-F
period 2020-12-31
Kornit Digital Ltd.
filed 2021-03-25
CIK 1625791

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Alon Rozner, Chief Financial Officer

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

As of December 31, 2020, the registrant had outstanding 45,988,613 ordinary shares, par value NIS 0.01 per share

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

☐ Yes   ☒No

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

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we expect, project, believe, anticipate, intend or project will or may occur in the future. The statements that we make regarding the following matters are forward-looking by their nature:

●	our expectations regarding the further duration of the global COVID-19 pandemic and its impact on our operations, financial position and cash flows, and those of our customers and suppliers;

●	our plans to develop, introduce and sell new or improved products and product enhancements, including specifically our Poly Pro and Presto products;

●	our expectations regarding the expansion of our serviceable addressable market;

●	our objective to increase sales to large accounts with multi-system delivery plans;

●	our expectations regarding our future gross margins and operating expenses;

●	our expectations regarding our growth and overall profitability;

●	our expectations regarding the impacts of variability on our future revenues;

●	our expectations regarding drivers of our future growth, including anticipated sales growth, penetration of new markets, and expansion of our customer base;

●	our plans to continue our expansion into new product markets;

●	our plans to continue to invest in research and development to introduce new systems and improved solutions;

●	our plans regarding our distribution strategy for our products;

●	our expectations concerning the timing for completion of the development of our new, modern manufacturing facility in Kiryat Gat, Israel;

●	our expectations regarding the success of our new products and systems;

●	the expected impact of new accounting pronouncements on our results of operations;

●	the impact of government laws and regulations;

●	our expectations regarding our anticipated cash requirements for the next 12 months;

●	our plans to expand our international operations;

●	our plans to file and procure additional patents relating to our intellectual property rights and the adequate protection of these rights; and

●	our plans to pursue strategic acquisitions or invest in complementary companies, products or technologies.

ii

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

The selected consolidated statements of income data for the years ended December 31, 2018, 2019 and 2020 and selected consolidated balance sheet data as of December 31, 2019 and 2020 are derived from our audited consolidated financial statements appearing in ITEM 18. Financial Statements. The selected consolidated statements of income data for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 has been derived from our audited consolidated financial statements not appearing in this annual report. The historical results set forth below are not necessarily indicative of the results to be expected in future periods. Our financial statements have been prepared in accordance with GAAP.

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in thousands, except share and per share data)
Consolidated Statements of Income:
Revenues	$108,694	$114,088	$142,373	$179,886	$193,331
Cost of revenues(1)	59,284	59,977	72,504	97,790	105,530
Gross profit	49,410	54,111	69,869	82,076	87,801
Operating expenses:
Research and development, net(1)	17,383	20,834	21,912	22,407	31,464
Sales and marketing(1)	18,338	21,279	25,596	33,573	36,405
General and administrative(1)	12,259	13,578	16,436	18,498	26,661
Restructuring expenses	-	503	321	-	-
Total operating expenses	47,980	56,194	64,265	74,478	94,530
Operating income (loss)	1,430	(2,083)	5,604	7,598	(6,729)
Finance income (expenses), net	46	452	1,433	3,313	3,498
Income (loss) before taxes on income (tax benefit)	1,476	(1,631)	7,037	10,911	(3,231)
Taxes on income (tax benefit)	648	384	(5,392)	744	1,552
Net income (loss)	828	$(2,015)	$12,429	$10,167	$(4,783)
Net earnings (loss) per ordinary share(2)
Basic	$0.03	$(0.06)	$0.36	$0.27	$(0.11)
Diluted	$0.03	$(0.06)	$0.35	$0.26	$(0.11)
Weighted average number of ordinary shares used in computing income per ordinary share(2)
Basic	30,562,255	33,574,147	34,521,352	38,079,394	42,286,275
Diluted	31,732,532	33,574,147	35,363,704	39,294,115	42,286,275

	As of December 31,
	2016	2017	2018	2019	2020
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$22,789	$18,629	$74,132	$40,473	$125,777
Working capital	68,651	63,907	107,584	205,825	387,903
Total assets	140,046	178,374	214,823	405,466	628,989
Total long term liabilities	2,725	2,155	2,515	21,586	20,345
Total shareholders’ equity	107,188	150,699	179,136	338,303	519,017

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in thousands)
Share-based compensation expense:
Cost of revenues	$482	$629	$892	$1,152	$1,827
Research and development	217	775	1,022	1,294	1,712
Sales and marketing	654	920	1,240	1,689	2,893
General and administrative	1,640	2,087	2,392	2,479	3,604
Total share-based compensation expense	$2,993	$4,411	$5,546	$6,614	$10,036

(2)	Basic and diluted net earnings per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period. For additional information, see Notes 2aa and 11 to our consolidated financial statements included in ITEM 18. Financial Statements.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our ability to develop innovative new systems and products is important to our business strategy and competitive position. Difficulties or delays in research, development, production or commercialization of new systems and products could adversely impact our sales and competitive position. We cannot ensure that the significant investments that we have made in distribution, sales and customer service teams to launch the new systems will enable us to successfully market, sell and distribute the systems as planned. Market acceptance of the new systems will depend on, among other things, the systems demonstrating a real advantage over existing systems, the success of our sales and marketing teams in creating awareness of the systems, the sales price and the return on investment of the systems relative to alternative systems, customer recognition of the value of our technology, the effectiveness of our marketing campaigns, and the general willingness of potential customers to try new technologies. If we fail to develop and launch new systems and products, experience cost overruns in connection with such development, or the market does not accept our new systems and products, our business, results of operations and financial condition would be adversely affected. Even if we are successful in selling our new systems which provide greater efficiency and lower cost per print, sales of ink and other consumables per system may decrease, which may adversely affect our results of operations, including gross margin and overall profitability.

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

The principal competition for our digital printing systems comes from manufacturers of analog screen printing systems, textile printers and ink, such as M&R Printing Equipment, Inc., Machines Highest Mechatronic GmbH and S. Roque – Máquinas e Tecnologia Laser, S.A. Our principal competitor in the industrial digital direct-to-garment market is Aeoon Technologies GmbH. We also face competition in this market from Brother International Corporation, Seiko Epson Corporation, Ricoh Company Ltd. and a number of smaller competitors with respect to our entry level system or in a scenario of multiple entry level systems production site. Recently, a new competitor, with little track record, entered into the market 240 tech LLC /OvalJet. Our competitors in the Direct-to-Fabric (also known as R2R), or DTF, market include: Dover Corporation through its MS Printing Solutions S.r.l. subsidiary; Seiko Epson Corporation through its subsidiary, Fratelli Robustelli S.r.l; Durst Phototechnik AG; Electronics for Imaging, Inc. through its Reggiani Macchine SpA subsidiary; and a number of smaller competitors. The principal competition for our production floor software workflow solutions comes from homegrown solutions developed by existing and prospective customers.

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

During the years ended December 31, 2019 and 2020, our ten largest customers accounted for approximately 45% and 55% of our revenues, respectively. During those same years, Amazon Corporate LLC, a subsidiary of Amazon.com, Inc., which we collectively refer to as Amazon, accounted for approximately 12% and 11% of our revenues, respectively. Given the concentration of our revenues with these customers, the loss of either Amazon or another one of our significant customers, or variability in their order flows, could materially adversely affect our revenues or results of operations.

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

Our revenues and other results of operations have fluctuated from quarter to quarter in the past and could continue to fluctuate in the future. Our revenues depend in part on the sale and delivery of our systems, and we cannot predict with certainty when sales transactions for our systems will close or when we will be able to recognize the revenues from such sales, which generally occurs upon delivery of our systems. Customers that we expect to purchase our systems may delay doing so due to timing of obtaining regulatory permits or a change in their priorities or business plans, including as a result of adverse general economic conditions that may disproportionately impact the ability of the small businesses that constitute a significant portion of our customer base to expend capital or access financing sources. Such conditions could also force us to reduce our prices or limit our ability to profit from economies of scale, which could harm our gross margins. As a result of these factors, we may fail to meet market expectations for any given quarter if sales that we expect for that quarter are delayed until subsequent quarters. Our Allegro, Presto and Vulcan systems are offered at a higher average selling price than our other systems and, as a result, have longer sales cycles. The closing of one or more large transactions in a particular quarter may make it more difficult for us to meet market expectations in subsequent quarters, and our failure to close one or more large transactions in a particular quarter could adversely impact our revenues for that quarter. In addition, we may experience slower growth in our gross margins as our new systems gain commercial acceptance. Our gross margins may also fluctuate based on the regions in which sales of these systems occur.

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

In January 2017, we entered into a master purchase agreement with an affiliate of Amazon.com, Inc. governing sales of our systems and ink and other consumables at agreed-upon prices that vary based on sales volumes. We also agreed to provide maintenance services and extended warranties to Amazon at agreed prices. The term of the agreement is five years beginning on May 1, 2016 and extends automatically for additional one-year periods unless terminated by Amazon. The agreement was amended effective as of March 1, 2017, January 1, 2018, June 29, 2018, January 1, 2020, September 1, 2020 and February 15, 2021, respectively. Under the agreement, we were required to issue to an affiliate of Amazon warrants to purchase up to 2,932,176 of our ordinary shares, which vested based on payments made by Amazon in connection with the purchase of goods and services from us. Amazon exercised some of those original warrants on a cashless (net) exercise basis in connection with our September 2020 public offering, resulting in the issuance to it, and its sale in the public offering, of 1,689,942 ordinary shares. In September 2020, we and Amazon entered into a new transaction agreement under which we issued to an affiliate of Amazon new warrants to acquire up to 3,401,028 of our ordinary shares at a purchase price of $59.26 per share. Those new warrants vest over a five-year period starting January 2021 based on payments made by Amazon in connection with the purchase of goods and services from us.

Our contractual agreements with Amazon contain a number of material undertakings and other arrangements:

●	Our revenues are presented net of the relative value of the warrants in each particular period related to the revenues recognized. The warrants are reported as a reduction of revenue in the Company’s income statement when related revenues are recognized. Up until December 31, 2018, the value of the warrants was determined as the fair value at the time revenues were recognized, and that value was remeasured on each financial reporting date until total revenues of $5 million were recognized. Following our adoption of ASU 2018-07 on January 1, 2019 and our early adoption of ASU 2019-08 on the same date, effectively, from January 1, 2019 (the adoption date), the value of the current warrants is determined as their fair value as of the adoption date and for the new warrants – their fair value as at the grant date of September 14, 2020.

●	We have agreed to provide a rebate to Amazon based on the number of systems and amount of ink and other consumables Amazon orders in a given 12-month period. The timing and scale of any such rebate may be difficult to predict and may cause fluctuations in our quarterly and annual revenues, gross profit and operating profit.

●	We are required to notify Amazon 12 months in advance if we intend to stop supporting one of the products or services that we supply to Amazon and to continue to manufacture the product or provide such service during such 12-month period. Subject to certain exceptions, we are required to continue to supply ink in such quantities as Amazon requires for at least 36 months after the earlier of (1) the end of the term of the master purchase agreement or (2) 18 months following the purchase of the last product sold pursuant to the agreement.

●	We are required to deliver our products and services to Amazon and to comply with a service level agreement. If we fail to meet the requirements under such service level agreement Amazon will receive credits against its cost for those delayed products or services.

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

6

●

Dispersing agents used in some of our inks are supplied by BASF SE. We currently purchase these dispersing agents from the Israeli representative of BASF on a purchase order basis. We maintain safety stock of these chemicals in an amount which will allow us to continue our manufacturing for several months in case of discontinuation.

●

Several raw materials and pigments used in some of our inks are supplied by Clariant AG, or Clariant. We currently purchase these raw materials and pigments on a purchase order basis. We maintain safety stock of these raw materials and pigments in an amount which will allow us to continue our manufacturing for several months in case of discontinuation.

●	Certain parts of the control system of our systems are supplied by a sole supplier, Yaskawa Europe Technology Ltd., or Yaskawa. Our turnkey suppliers (Flextronics Sanmina and Hameshavev), which assemble the control system on our behalf, purchase those control system parts from Yaskawa. We also purchase additional, spare control system parts from Yaskawa for our service department on a purchase order basis. Yaskawa maintains additional inventory of these control system parts as safety stock for our benefit, based on our requirements.

●	One of our printing systems contains a dryer that we purchase from Adelco Screen Process, or Adelco, which serves as a sole supplier of that part. The dryer is supplied under an April 2019 agreement that we entered into with Adelco.

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

In November 2018, we entered into a development agreement, which we refer to as the Development Agreement, with the ILA for the construction of our new, modern, manufacturing facility in Kiryat Gat on lands leased from the ILA. Construction has begun and is currently expected to be completed towards the end of 2021. The Development Agreement provides that if our company were a “foreign subject,” which includes our company being under foreign control (i.e., a majority of our ordinary shares are held by non-Israelis), that would constitute a fundamental breach under the agreement. We intend to follow a specific standard process for seeking approval from the ILA in which the ILA approves our entering into the Development Agreement despite our potential status as a “foreign subject,” since our shares are traded on Nasdaq, and we are held by multiple shareholders whose identities are unknown. However, should such approval not be provided, the ILA would be entitled to terminate the Development Agreement if our company would be considered a “foreign subject” under the terms of such agreement. If the Development Agreement were terminated, we would be unable to use the new Kiryat Gat facility being constructed on this property pursuant to the Development Agreement, which would have a material adverse effect on our results of operations.

In addition, in January 2019 we entered into a primary contractor agreement with Agrotop Ltd. to begin construction of our Kiryat Gat facility. In April 2019, we entered into an agreement with Y.V. Galil Engineering Ltd., or Galil, for the design and installation of a production line at the new facility. On June 7, 2020, we signed an addendum to the agreement with Galil for settling disputes regarding the agreement timetable and the unit prices for calculating the consideration for the design and installation of the production line. We are also paying Galil on a time and materials basis. The construction of the production line is expected to be completed towards the end of 2021. We have experienced some delays related to the impact of the coronavirus pandemic. We currently estimate that the total cost for land, construction of the facility and design and installation of the production line will be approximately NIS 78.0 million (approximately $24.3 million based on current exchange rates). This project is subject to risks of delay or cost overruns inherent in any construction project resulting from numerous factors, including the following:

●	shortages of key equipment, materials or skilled labor;

●	unscheduled delays in the delivery of ordered materials and equipment;

●	unanticipated cost increases; and

●	difficulties in obtaining necessary permits or in meeting permit conditions.

Recently, we and Galil began to raise mutual claims for breach of contract regarding, inter alia, delays in performance and delays in payments. We reached an agreement with Galil pursuant to which they will stop their work on the production line and we are currently discussing a commercial settlement.

A material delay or cost overrun in connection with the installation of the production line could adversely impact our results of operations and future prospects.

Disruption of operations at our manufacturing site or those of third-party manufacturers could prevent us from filling customer orders on a timely basis.

We manufacture our ink and other consumables at our facility in Kiryat Gat, Israel (which we are in the process of replacing with a new, modern facility being constructed). We also rely on contract manufacturing services provided by Flextronics Israel Ltd., Sanmina-SCI Israel Medical Systems Ltd. and Hameshavev H.M.T.S. Ltd., which are also in Israel, to assemble our systems. We expect that almost all of our revenues in the near term will be derived from the systems and ink and other consumables manufactured at these facilities.

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

Our operating margin was 3.9% in 2018, 4.2% in 2019 and (3.5%) in 2020. Our growth strategies, many of which are aimed at achieving operating and net profit margins, include increasing sales to existing customers, acquiring new high-volume customers, capitalizing on growth in our targeted markets and extending our serviceable addressable market by continuing to enhance our solutions. If we do not execute these strategies successfully, it could adversely impact our revenues and have a negative impact on our operating and net profit margins.

Our business and operations may be negatively affected if we fail to effectively manage our growth.

We have experienced significant growth in a relatively short period of time and intend to continue to grow our business. Our revenues grew from $66.4 million in 2014 to $193.3 million in 2020. Our headcount increased from 251 as of December 31, 2014 to 672 as of December 31, 2020. We plan to continue to hire additional employees across all areas of our company. Our rapid growth has placed significant demands on our management, sales and operational and financial infrastructure, and our growth will continue to place significant demands on these resources. Further, in order to manage our future growth effectively, we must continue to improve our IT and financial infrastructure, operating and administrative systems and controls and efficiently manage headcount, capital and processes. We may not be able to successfully implement these improvements in a timely or efficient manner, and our failure to do so may materially impact our projected growth rate.

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

Our manufacturing and development facilities use chemicals and produce waste materials, which require us to hold business licenses that may include conditions set by the Ministry of Environmental Protection for the operations of such facilities. We are also subject to extensive environmental, health and safety laws and regulations governing, among other things, the use, storage, registration, handling and disposal of chemicals and waste materials, the presence of specified substances in electrical products, air, water and ground contamination, air emissions and the clean-up of contaminated sites. In the future we may incur expenditure of significant amounts in the event of non-compliance and/or remediation. Furthermore, requirements of environmental laws have adversely affected and may continue to adversely affect the ability of our customers to install and use our systems in a timely manner. If we fail to comply with such laws or regulations, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of our toxin permit, business permits, or other permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury, including exposure to hazardous substances that we use, store, handle, transport, manufacture or dispose of, or property damage. Some environmental, health and safety laws and regulations allow for strict, joint and several liability for remediation costs, regardless of comparative fault. We may be identified as a potentially responsible party under such laws. In addition, our customers may encounter delays in obtaining or be unable to obtain regulatory permits to operate our systems in their facilities, which may result in cancellation or delay of orders of our systems.

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

The U.S. dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels, or NIS. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. To protect against an increase the dollar-denominated value of expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program, which seeks to hedge a portion of the economic exposure associated with our anticipated NIS-denominated expenses using derivative instruments. We expect that the substantial majority of our revenues will continue to be denominated in U.S. dollars for the foreseeable future and that a significant portion of our expenses will continue to be denominated in NIS. We cannot provide any assurances that our hedging activities will be successful in protecting us in full from adverse impacts from currency exchange rate fluctuations since we only plan to hedge a portion of our foreign currency exposure, and we cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar For example, based on annual average exchange rates, the NIS appreciated by 0.1%, 0.8% and 3.4% against the dollar in 2018, 2019 and 2020, respectively. During these periods, there was inflation of 0.8%, 0.6% and deflation of 0.7% in Israel in 2018, 2019 and 2020, respectively. The NIS has depreciated by 2.0% against the dollar from the start of 2021 through February 28, 2021. If the dollar cost of our operations continues to increase, our dollar-measured results of operations will be adversely affected. See “ITEM 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

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

Our success depends upon the continued service and performance of our senior management and other key personnel. Our senior executive team is critical to the management of our business and operations, as well as to the development of our strategies. The loss of the services of any of these personnel could delay or prevent the continued successful implementation of our growth strategy, or our commercialization of new applications for our systems and ink and other consumables, or could otherwise affect our ability to manage our company effectively and to carry out our business plan. Members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in our industry. There can be no assurance that we will be able to continue to retain such personnel. Following certain previously reported changes to our senior management team in 2019, as of April 1, 2020, Gilad Yron, our former Executive VP Global Business, was succeeded by Ms. Jecka Glasman, our Chief Commercial Officer. In addition, effective as of November 12, 2020, Haggai Abbu, our former EVP R&D, no longer works for our company and has been succeeded by Mr. Benzion Sender. Furthermore, on November 23, 2020, we announced that we had appointed Mr. Guy Avidan, our former Chief Financial Officer, as President of Kornit’s newly formed business line focused on accelerating the digital transformation of the textile industry to on-demand sustainable production. Mr. Alon Rozner succeeded Mr. Avidan in the CFO role, effective December 1, 2020. In addition, in 2020 two of our regional presidents were succeeded in their positions. To the extent we experience additional frequent changes in our leadership team (or the leadership teams of our subsidiaries) going forward, that could adversely affect our performance in a material manner.

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

We have a worldwide sales, marketing and support infrastructure that is comprised of independent distributors and value added resellers, and our own personnel resulting in a sales, marketing and support presence in over 100 countries and states, including markets in North America, Western and Eastern Europe, the Asia Pacific region and Latin America. We expect to continue to increase our sales headcount, our applications development headcount, our field support headcount, our marketing headcount and our engineering headcount and, in some cases, establish new relationships with distributors, particularly in markets where we currently do not have a sales or customer support presence. As we continue to expand our international sales and operations, we are subject to a number of risks, including the following:

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

●

potential disruption to the supply of certain of our raw materials for our products that are sourced in countries impacted by the coronavirus outbreak, due to the slowdown in activity there (although our products are manufactured in Israel only);

●	potential adverse impact to our revenues worldwide, due to the spread of the coronavirus throughout the world, which has reduced economic activity in markets into which we sell our products;

●	risks associated with trade restrictions and foreign legal requirements, including the importation, certification, and localization of our solutions required in foreign countries, such as high import taxes in Brazil and other Latin American markets where we sell our products;

●	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

●	the uncertainty of protection for intellectual property rights in some countries;

●	greater risk of a failure of employees to comply with both U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act, or FCPA, the European Union General Data Protection Regulation, or GDPR (which broadened the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches promptly and obtain the consent of individuals on how their data can be used), the California Consumer Privacy Act, or CCPA (which imposes enhanced disclosure requirements for us vis-à-vis our interactions with customers that are residents of California), and any trade regulations ensuring fair trade practices; and

●	heightened risk of unfair or corrupt business practices in certain regions and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements.

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

As of December 31, 2020, we owned 29 issued patents in the United States and 20 provisional or pending U.S. patent applications, along with 41 pending non-U.S. patent applications. We also had 21 patents issued in non-U.S. jurisdictions, and 9 pending Patent Cooperation Treaty patent applications, which are counterparts of our U.S. patent applications. The non-U.S. jurisdictions in which we have issued patents or pending applications are China, the European Union or European countries of the European Union, Hong Kong, Israel, Canada, Australia, Republic of Korea, South Africa, Brazil, Japan and India. We may file additional patent applications in the future. The process of obtaining patent protection is expensive, time-consuming, and uncertain, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others through administrative processes or litigation resulting in patent claims being narrowed, invalidated, or unenforceable. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. Our policy is to require our employees (and our consultants and service providers, including third-party manufacturers of our systems and components, that develop intellectual property included in our systems) to execute written agreements in which they assign to us their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but we cannot assure you that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement and pursue infringement claims in certain circumstances in relevant jurisdictions, all of which are costly and time-consuming. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights.

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

We own trademarks that identify “Kornit”, “NeoPigment”, the “K” logo and “Konnect” logo, and we have an additional pending trademark application for the “Custom Gateway” logo, among others, and have registered these trademarks in certain key markets. Although we take steps to monitor the possible infringement or misuse of our trademarks, third parties may violate our trademark rights. In addition, we may not have trademark rights in all of the markets in which we may sell our products. Any unauthorized use of our trademarks could harm our reputation or commercial interests. In addition, efforts to enforce our trademarks may be expensive and time-consuming and may not effectively prevent infringement.

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

We may become subject to claims of intellectual property infringement by third parties or claims by third parties that our intellectual party rights are invalid, and may be required to indemnify our distributors or other third parties against such claims, which, regardless of their merit, could result in litigation, distract our management and materially adversely affect our business, results of operations or financial condition.

We have in the past and may in the future become subject to third-party claims that assert that our solutions, services and intellectual property infringe, misappropriate or otherwise violate third-party intellectual property or other proprietary rights. We, in turn, will seek to assert the validity of our intellectual property rights by any legal means that we deem necessary or appropriate in response to any actual or perceived threats.

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

We may need substantial additional capital in the future, which may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our pipeline products or intellectual property. If additional capital is not available, we may have to delay our expansion plans or reduce operations.

Based on our current business plan, we believe our cash flows from operating activities and our existing cash resources will be sufficient to meet our currently anticipated cash requirements through the next 12 months without drawing on our lines of credit or using significant amounts of the net proceeds from our initial public offering and follow-on offerings. We have furthermore recently raised $162 million of aggregate net proceeds from our September 2020 follow-on public offering, and have approximately $436 million in cash, cash equivalents, short term deposits and marketable securities as of December 31, 2020. Nevertheless, to the extent our anticipated cash requirements change due to our expansion plans or otherwise, we may seek additional funding in the future. This funding may consist of equity offerings, debt financings or any other means to expand our sales and marketing capabilities, develop our future solutions or pursue other general corporate purposes. Securing additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to market our current solutions and develop and sell future solutions. Additional funding may not be available to us on acceptable terms, or at all.

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

We are subject to income taxes principally in Israel, Germany, Hong-Kong, United Kingdom, Japan and the United States. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. We recognize income taxes under the liability method. Tax benefits are recognized from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. We are currently subject to a tax audit for the years 2013 to 2018 by the Israeli Tax Authority, or ITA. In respect of the years 2013-2014, we have been issued with a tax order, on which we appealed to the district court. The ITA also issued assessments for the years 2015 until 2018, on which we filed an objection, and the ITA has to determine whether to accept the objection or issue a tax order for the years 2015-2018 as well. According to a legal opinion we have received from our legal counsels, the claims we had and the positions we took on our tax returns are solid and valid. Nevertheless, the ITA may disagree with our positions taken in our tax returns for any other years as well, and we may be subject to additional tax liabilities, which could have a material adverse effect on our results of operations.

We are subject to risks associated with the provision of cloud-based software as a result of our acquisition of Custom Gateway.

On August 7, 2020, we closed the acquisition of Custom Gateway, a leading global provider of cloud-based software workflow solutions for both B2B and B2C business models. Custom Gateway has approximately 300 customers, including leading brands and retailers. Prior to our acquisition of Custom Gateway, we had not offered customers a subscription-based software service to manage on-demand production. We do not expect this service offering to significantly impact our results of operations in the near term; however, we believe that it exposes us to a number of potential risks, including the following:

●	software bugs and defects that adversely impact our customer’s production processes;

●	unauthorized access, data breaches and/or loss of customer data, including data regarding payment methods;

●	use of unauthorized open source software or other infringements of third-party intellectual property; and

●	challenges providing support to software users.

If any of the foregoing risks materialize, our reputation may be adversely impacted which could, in turn, impact sales of our products and diminish customer confidence in us.

The global COVID-19 pandemic has had, in the recent past, and could have, once again, harmful effects on our business and results of operations.

The COVID-19 pandemic and efforts to control its spread have significantly curtailed the movement of people, goods and services worldwide, including in most or all of the regions in which we sell our products and services and conduct our business operations.

At the start of the pandemic, we acted decisively to ensure the safety and health of our staff while maintaining business continuity. In the second quarter of 2020, most of our offices were temporarily closed and most of our employees worked remotely as a precautionary measure intended to minimize the risk of the virus to them, our customers, partners and the communities in which we operate. In addition, our manufacturing sites and R&D facilities operated in shifts and with high discipline to all health guidelines. Our service teams worked closely with our customers (everyone was provided with safety kit), and our global staff shifted to work from home where needed. Ongoing updates were provided by our CEO and senior management to all employees globally. During the second quarter of 2020, our manufacturing and R&D sites returned to full service and our experience centers re-opened and operated in line with safety guidelines of the local authorities. During the third quarter of 2020, due to renewed outbreaks of the pandemic, most of the employees worked partially remotely from home, while our manufacturing sites operated in shifts. During the fourth quarter of 2020, most of our operations returned to full service again, subject to local restrictions. In the first quarter of 2021, as a result of increased levels of sickness, local and national authorities required, once again, that we implement closures and remote work, as we had done during the previous two periods of closure. We cannot provide any assurance that the cycle of openings and closures will come to an end in the near future, or that our manufacturing and R&D sites will continue to operate without interruption, particularly if there are additional resurgences in the pandemic.

The move to remote working has not to date materially impacted our business operations or research and development activity. Nevertheless, if our employees are unable to continue working effectively as a result of the COVID-19 pandemic, including because of illness, quarantines, office closures, ineffective remote work arrangements or technology failures or limitations, our operations could be adversely impacted. Further, remote work arrangements may increase the risk of cybersecurity incidents, data breaches or cyber-attacks, which could have a material adverse effect on our business and results of operations, due to, among other things, the loss of proprietary data, interruptions or delays in the operation of our business, damage to our reputation and any government imposed penalty.

The timing of the initial impact of COVID-19 resulted in significant deferrals of orders that we had expected would otherwise be placed before the end of the first quarter in 2020. Total revenue for the first quarter of 2020 was significantly below our expectations. Similarly, while orders rebounded in the second quarter of 2020, they were still lower than the comparable period in 2019. In addition to revenue, the pandemic also adversely impacted our cost of goods sold and our gross margin due to its impact on our supply chain. Our results for the third and fourth quarters of 2020 reflected a return to strong year-over-year growth in revenues and most other categories of operations. We believe, based on the third quarter and fourth quarter results for 2020, that the pandemic has been accelerating existing trends that are favorable to our business and prospects, including with respect to penetration of e-commerce and “re-shoring” of manufacturing capabilities. Nevertheless, we continue to experience an impact on our sales and marketing due to the inability to hold in-person meetings and attend industry events which has overall resulted in longer sales cycles compared to before the pandemic. We also cannot be certain of the impact on sales of any resurgence in COVID-19 that may occur in the future. As a result of these factors and the impact of the pandemic on our customers, it is more difficult to predict our future performance and we expect it will continue to be more challenging to estimate pipeline conversion rates due to the economic uncertainty, and there is a greater risk that any guidance we provide to the market may turn out to be incorrect.

In addition to other risks discussed in this annual report, the COVID-19 pandemic may give rise to a number of risks, including, but not limited to, the following:

●	our ability to increase sales to existing customers and to enter key adjacent markets may be hindered due to more cautious purchasing and investment strategies by corporate customers;

●	reduced economic activity which could lead to a prolonged recession, which could negatively impact consumer discretionary spending on garments and apparel, which in turn could severely impact our business operations, financial condition and liquidity;

●	a negative impact on our customer success efforts, our ability to enter into new markets and our ability to acquire new customers, in part due to potentially lower conversion rates on risk assessments and delay and lengthen our sales cycles due to virtual meetings;

●	an increase in credit losses reserves as customers face economic hardship and collectability becomes more uncertain, including the risk of bankruptcies;

●	our ability to retain, attract and recruit employees;

●	a reduction in our operating effectiveness, employee productivity, sales and marketing efforts, as our employees work from home;

●	potential negative impact on the health of our personnel and staff, particularly if a significant number of them are impacted, which could result in a deterioration in our ability to ensure business continuity during this disruption;

●	our ability to complete acquisition processes;

●	our ability to remotely develop and enhance our products; and

●	our ability to raise capital.

The full impact of COVID-19 on our business and our future performance may also have the effect of heightening any of our other risk factors described in this annual report, and is difficult to predict, so there is some level of risk that any guidance we provide to the market may turn out to be incorrect.

Risks Related to Our Ordinary Shares

Our share price may be volatile.

Our ordinary shares were first offered publicly in our initial public offering in April 2015 at a price of $10.00 per share, and our ordinary shares have subsequently traded as high as $119.41 and as low as $8.10 through March 15, 2021. The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

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

In addition, recently, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted. Furthermore, share price volatility may impact the fair value of the warrants granted to Amazon and as a result may impact revenues and profits.

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

Amazon is entitled to certain registration rights with respect to the 3,401,028 ordinary shares underlying new warrants that we issued to its affiliate on September 14, 2020, pursuant to a transaction agreement that we entered into with Amazon on that day. All shares sold pursuant to an offering covered by a registration statement will be freely transferable except if purchased by an affiliate. See “ITEM 10.C — Material Contracts — Agreements with Amazon—Transaction Agreement and Warrant” in this annual report.

In addition, 374,526 ordinary shares are issuable under currently vested and exercisable share options granted to employees and office holders as of December 31, 2020. We have filed registration statements on Form S-8 under the Securities Act registering our potential issuance of those ordinary shares under our share incentive plans, of which, as of December 31, 2020, there were options, restricted share units and warrants to purchase 2,180,512 shares outstanding. Shares included in such registration statements may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell

We continue to incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly since we are no longer an emerging growth company, we continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NASDAQ Stock Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board.

We continue to evaluate these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. Additionally, as we are no longer an emerging growth company and qualify as a large accelerated filer, we must include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting will require an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. Additionally, as part of management assessments of the effectiveness of our internal control over financial reporting required by Section 404(a) of the Sarbanes-Oxley Act, our management may conclude that our internal control over financial reporting is not effective due to our failure to cure any identified material weakness or otherwise, which would require us to employ remedial actions to implement effective controls. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404(a) or 404(b) in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion or issues an adverse opinion in its attestation as to the effectiveness of our internal control over financial reporting required by Section 404(b), investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our ordinary shares could be negatively affected. We could also become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Irrespective of compliance with Sections 404(a) and 404(b), any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. In order to implement changes to our internal control over financial reporting triggered by a failure of those controls, we could experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes.

Our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on historic and certain estimates of our gross income, gross assets and market capitalization (which may fluctuate from time to time) and the nature of our business, we believe we were not a PFIC for the taxable year ended December 31, 2020 and we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2021. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our 2021 taxable year until after the close of the year. There can be no assurance that we will not be considered a PFIC for any taxable year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “ITEM 10.E Taxation and Government Programs—U.S. Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of sales of our ordinary shares. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. For a more detailed discussion, see “ITEM 10.E Taxation and Government Programs - U.S. Federal Income Taxation - Passive Foreign Investment Company Considerations.”

Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation”, or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended, or the Code.

A non-U.S. corporation is considered a CFC if more than 50 percent of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation; is owned, or is considered as owned by applying certain constructive ownership rules, by United States shareholders who own stock representing 10% or more of the vote or (for the taxable year of a non-U.S. corporation beginning after December 31, 2017 and for taxable years of shareholders with or within which such taxable years of such non-U.S. corporation ends) 10% or more of the value on any day during the taxable year of such non-U.S. corporation (“10% U.S. Shareholders”). Generally, a 10% U.S. Shareholder of a CFC is required to include currently in gross income such 10% U.S. Shareholder’s share of the CFC’s “Subpart F income”, a portion of the CFC’s earnings to the extent the CFC holds certain U.S. property, and certain other new items under the Tax Cuts and Jobs Act of 2017, or the Tax Act. Such 10% U.S. Shareholders are subject to current U.S. federal income tax with respect to such items, even if the CFC has not made an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC.

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

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2020, we had 376 employees based in Israel, certain of whom may be called upon to perform up to 54 days in each three year period (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively, in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession, up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

We and our wholly owned Israeli subsidiary, Kornit Digital Technologies Ltd., or Kornit Technologies, are entitled to various tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law. As a result of this status, we expect to have a reduced tax rate for our taxable income generated in Israel in 2021. However, if we do not meet the requirements for maintaining these benefits, the tax benefits may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is currently set as 23%. In addition to being subject to the standard corporate tax rate, we might be required to refund any tax benefits that we have already received, as adjusted by the Israeli consumer price index, plus interest and monetary penalties thereon. Once these tax benefits are eliminated, the amount of taxes that we pay will increase, as all our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, prior to the expiration of our tax benefits, if we increase our operational activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs. See “ITEM 5. Operating and Financial Review and Prospects - Taxation and Israeli Government Programs Applicable to our Company — Law for the Encouragement of Capital Investments, 5719-1959.”

We have received and may receive further Israeli government grants for certain research and development activities. The terms of those grants restrict our ability to transfer manufacturing operations or technology outside of Israel.

Our research and development efforts have been financed in part through grants from the Israeli National Authority for Technological Innovation, or the Innovation Authority (previously known as the Israeli Office of the Chief Scientist). Prior to 2015, we received various grants from the Innovation Authority, all of which we repaid. In 2019 and 2020, we received new commitments from the Innovation Authority for non-royalty bearing grants to reimburse us for up to 50% of our research and development expenses in connection with our projects, for an amount of NIS 1.59 million and NIS 1.97 million respectively (approximately $0.49 million $0.61 million), in the aggregate. To date, we have received from the Innovation Authority NIS 1.98 million (approximately 0.57 million) of this new committed amount. We must comply with the requirements of the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and related regulations, or collectively, the Innovation Law, in connection with that new funding that we have begun to receive and any past funding that we had received from the Innovation Authority.

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

Our articles provide that our directors (other than external directors, to the extent there are any serving at the time) are elected on a staggered basis, such that a potential acquirer cannot readily replace our entire board of directors at a single annual general shareholder meeting.

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

In April 2015, we completed our initial public offering, or IPO, pursuant to which we sold 8.165 million ordinary shares for aggregate gross proceeds (before underwriting discounts, commissions and expenses) of $81.65 million. Our ordinary shares began trading on the NASDAQ Global Select Market, under the symbol “KRNT,” on April 2, 2015. On January 31, 2017, June 18, 2019 and September 21, 2020, we completed follow-on offerings pursuant to which we sold approximately 2.3 million, 5.0 million and 3.0 million ordinary shares, respectively, for aggregate gross proceeds (before underwriting discounts, commissions and expenses) of $38.0 million, $137.3 million and $168.0 million, respectively. In addition, in September 21, 2020 Amazon sold approximately 1.7 million ordinary shares pursuant to exercise of their warrants for the aggregate gross proceeds of $95.0 million.

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

Principal Capital Expenditures

Capital expenditures in the years ended December 31, 2018, 2019 and 2020 were principally used for the purchase of property, plant and equipment ($7.3 million, $5.4 million and $13.5 million in 2018, 2019 and 2020, respectively). The aggregate amount for 2018, 2019 and 2020 included approximately$2.3 million paid for the land for our new 6,400 square meter manufacturing and ink storage facility in Kiryat Gat, Israel, for which construction began in January 2019. The construction of that new facility in Kiryat Gat, Israel, including a production line being installed there, is expected to be completed towards the end of 2021. We may experience further delays in construction due to, among others, the effects of the coronavirus. We currently estimate that the total cost for land, construction of the facility, design and installation of the production line, will be approximately NIS 78.0 million (approximately $24.3 million based on current exchange rates). We are financing the construction of that facility from cash on hand. On February 7, 2019, we consummated an asset purchase from Hirsch Solutions Inc., our former primary distributor in the United States and Canada, which accounted for 18% and 15% of our revenues in the years ended December 31, 2017 and 2018, respectively, to purchase remaining Kornit business assets related to the former distribution agreement between the companies. On the closing date, our company, through our wholly owned subsidiary Kornit Digital North America Inc., took ownership of relevant Kornit-related customer business assets as well as remaining inventory of systems and ink. Under the related acquisition agreement, the total consideration was $4.7 million.

B.	Business Overview

Industry Overview

The General Textile Industry

Textile is a flexible material formed using various processes, including weaving, knitting, crocheting or felting. This material may be used for manufacturing a broad range of conventional as well as advanced, finished goods, which may be broadly categorized (as related to the focus of our business) into fashion, apparel, home decoration and soft signage applications. According to a report published by GlobalData in July 2020, the value of the global apparel retail market totaled $1.95 trillion in 2019 and was forecasted to be valued at $1.66 trillion in 2020, considering the short-term impact of COVID-19. According to the same report, the market value is projected to be $2.1 trillion in 2023, reflecting a compound annual growth rate (CAGR) of 2% from 2019 to 2023 and 8% from 2020 to 2023. Evolving consumers’ shopping habits, post-pandemic discretionary spending, and population growth are expected to play an important role in the demand for textile products.

The global printed textile industry involves printing on fabric rolls, finished garments and unsewn pieces of cut fabric at various stages along the value chain in the production of goods for (as related to the focus of our business) fashion, apparel, home decoration and soft signage applications. According to The Future of Digital Textile Printing report published by Pira in 2019, approximately 95% of the global output of printed textile in 2018 was carried out via analog methods of printing. According to the same Pira report, the global value of digital printed textile output was estimated to be approximately $3.2 billion in 2018 and is expected to grow to approximately $5.5 billion by 2023, reflecting a CAGR of 11.6% in the five-year period from 2018 to 2023, without adjusting for the potential impact of the COVID-19 pandemic. According to the same Pira report, digital textile output volume was estimated to be approximately 2.2 billion square meters in 2018 and is expected to reach 4.1 billion square meters in 2023, reflecting a CAGR of 13.4% for the five-year period from 2018 to 2023, without adjusting for the potential impact of the COVID-19 pandemic. Pira estimates that global digital printed textile output constituted less than 5% of the total global printed textile output in 2018.

COVID-19 Impact

In 2020, the textile industry founds itself in the midst of an unprecedented interruption caused by the COVID-19 pandemic, with revenues and margins coming under pressure, while at the same time creating new opportunities and fuelling existing ones. The impact of the COVID-19 pandemic on the textile industry has been swift and significant. Lockdown measures caused retailers and brands to close their physical stores partially or entirely for an undefined period, significantly disrupting their ongoing operations in key locations. Additionally, global restrictions imposed on business and leisure activities, combined with the overall economic uncertainty, impacted consumers’ immediate discretionary spending priorities as it relates to the consumption of textile products. Indeed, the fashion industry suffered almost three quarters of listed companies losing money. While consumer behaviour shifted, supply chains were also disrupted.

The COVID-19 pandemic is having a significant impact on global garment supply chains as well. Immediate decrease in retail sales resulted in high inventory levels and pushed global brands and retailers to cancel orders from their suppliers. Additional factors like government-imposed restrictions on production sites (i.e., travel, gatherings) disrupted brands’ and retailers’ supply chains. As a result, many garment factories are suspending production and either firing or temporarily suspending their workers. Brands and retailers are struggling to handle high inventory levels of off-season items while trying to restock best-selling items for upcoming seasons. As a result, many apparel categories experienced reduced product availability, assortment gaps, and stock delays.

The pandemic has also proven to be an inflection point for the apparel sector, driving online commerce market share growth to accelerate rapidly, which has an immediate and long-term impact on the entire apparel value chain. Worldwide lockdowns and movement restrictions drove new and existing consumers to shop online more than ever before. While the rapid short-term growth rate is expected to slow down once physical commerce returns, e-commerce market share has grown significantly and is expected to maintain and improve its position.

Mega Trends Affecting Our Industry

Industry 4.0

Digitization of manufacturing is transforming the way products are being produced. This transformation process is also broadly referred to as Industry 4.0, representing the fourth industrial revolution occurring in manufacturing. This fourth industrial revolution is mainly about full digitization and the move away from analog production methods, as well as cloud networks connectivity, and the introduction of autonomous systems fueled by data and machine learning. As a result of the support of machines that keep getting smarter as they get access to more data, the increased use of affordable robotics in production environments, and the data-connected logistics supply chain, our future factories are predicted to become more efficient, productive and less wasteful. The fashion and apparel industry segments in which we operate have been operating for decades in traditional, analog and labor-intensive models, which will yield to what can also be referred to as Textile 4.0. This market landscape minimizes the efficacy of forecasting demand, fashion cycles, and reliance on complex, widely dispersed supply chains that slow fulfillment to weeks, months, and beyond. Demand will become clear on a moment’s notice, and consumers will gravitate towards fulfillers and brands that can satisfy those demands in a similarly quick manner. On the supplier side, the benefit here can best be illustrated by their only needing to “stock” virtual store shelves rather than physical ones (which carries enormous opportunity in eliminating large, often unsold inventories), but conversely, they must be willing and able to produce the virtual product being chosen by the consumer. That is where digital, on-demand production capabilities become essential—the more responsive and agile in response to demand data, the better

E-Commerce Boom

E-commerce has grown globally at an unprecedented rate and is transforming retailing, across industries. Around the world, e-commerce is entirely changing the way people shop. Having access to global shopping opportunities allows consumers to save time, save money and have access to greater choices. E-commerce giants and technology vendors continue to invest in advanced technologies such as virtual reality, 3D modelling, augmented reality, and artificial intelligence in a continuous effort to improve the online shopping experience.

According to McKinsey, the rise of COVID-19 accelerated the trend towards e-commerce, to a sudden and stunning degree. In Q1 2020, e-commerce penetration in the United States doubled the prior 10 years’ penetration, from about 15% to more than 30%. Additionally, 75% of U.S. consumers tried new stores, websites, or brands during the COVID-19 crisis, and 60% of those consumers expect to use those stores/brands again after the crisis has abated. According to McKinsey’s “State of Fashion 2021” report, 30% of fashion executives mentioned digital as the biggest opportunity for the fashion industry in 2021 with 70% of executives expecting growth of more than 20% in their e-commerce channels. The report refers to digital mostly in the sense of online brand presence and embracing digital innovations. Per Statista, the most common reasons consumers cited for purchasing online included direct delivery to their homes, cheaper prices, convenience, and 24-hour availability.

In the months following the rise of the pandemic, Walmart reported a 74% increase in online volumes. Nike reported a 30% increase. Adidas reported a 55% increase. H&M, which famously wrote off more than $4 billion in unsold goods in 2018, saw a 32% increase.

According to eMarketer, 2020 saw retail e-commerce sales grow 16.5% globally, at a rate of 15.5% in Asia-Pacific, 16.9% in Western Europe, 18.1% in North America, 19.4% in Latin America, 19.8% in the Middle East and Africa, and 21.5% in Central and Eastern Europe. Statista projects the CAGR for retail e-commerce sales worldwide to be 8.1% from 2020 to 2024.

According to Digital Commerce 360, e-commerce continues to grow as a share of total apparel sales, accounting for 29.9% in 2017 and 38.6% in 2019; 100% of the growth in retail clothing sales in 2019 can be attributed to online apparel sales.

Per a study by personalization firm Nosto, 76% of large fashion retailer traffic now comes from mobile devices, compared to 61% for smaller retailers. Similarly, large fashion retailers generate 64% of their sales via mobile, while smaller retailers claim 53%.

Traditional Retail Meltdown

For the last decade, various factors have resulted in the shrinking, bankruptcy/reorganization, or total closing of numerous traditional North American retailers. Announcements from major retailers of plans to either discontinue or greatly scale back their retail presence continued in 2019 and into 2020. For example, Lord & Taylor (established 1826) filed for bankruptcy in August 2020, and announced it was shuttering all stores a month later. Other major retailers declaring bankruptcy in 2020 included Brooks Brothers, J.C. Penney, Neiman Marcus, J. Crew Group, Stein Mart, and Tailored Brands (which owns Men’s Wearhouse and Jos. A. Bank).

While the dynamics of the pandemic economy engender considerable uncertainty, Coresight Research estimates as many as 25,000 stores in the U.S. may prove to have shuttered for good in 2020, following a record 9,302 store closings in 2019 (which represented a 59% jump from 2018). It is worth noting that prior to COVID-19 disruptions, Coresight Research anticipated 12,000 would close, reinforcing the point of a pandemic economy aggravating an already-bleak retail marketplace.

The primary factors affecting the continued closing of traditional retail stores are the shift in consumer habits towards online shopping, a less than inspiring shopping experience at traditional brick-and-mortar stores, retailers’ inability to sell trend-right apparel, and the ongoing pile-up of unsold inventory, which has put pressure on profits. A couple of recent examples are Inditex’s announcement to close up to 1,200 stores worldwide to focus on digital growth, and Diane von Furstenberg’s announcement that it is closing all of its stores and moving to a digital-only model. Traditional retailers are struggling to find the right balance between supply and demand, so that they do not end up with too much inventory on their shelves or in stock rooms, or conversely, running out of their best-selling products without the ability to replenish that stock immediately. When merchandise piles too high, traditional retailers are forced to use steep discounts to deplete inventory and make room for next season’s goods. Further, eCommerce share gains continue to put pressure on traditional retail stores that are finding it difficult to compete with the level of selection, price, service, and convenience provided by many of the pure-play eCommerce companies or scaled omni-channel retailers.

 COVID-19 has accelerated previously existing trends; companies that had embraced digital transformation and Industry 4.0 production and delivery methods saw growth, while those reliant upon more traditional, analog production and delivery methods lagged. This emphasizes the need for digital transformation; the more one’s business model depends on physical storefronts and multinational supply chains, the more susceptible that business is to fallout from major economic disruptions, as seen in 2020.

Social Media Platforms

Social platforms, historically categorized into media and networks (which categories have merged in recent years), have changed the industrial and business landscape, both for companies that have adopted them and for those that have not. Social media platforms have an extremely powerful impact on the ways in which individuals and organizations are communicating with each other, and a powerful impact on consumer trends, demand, and brands perception. The number of social media users, according to DataReportal data from January 2021, was 4.2 billion, 53% of the total world population. In the U.S. alone, according to Statista data from December 2019, roughly 79% of the population use social media. In the wake of COVID-19, 25% of users in the U.S. are checking their social media feeds more frequently. This mainstream effect has a dramatic impact on the ability of small and micro brands, some of which are initiated by individuals or organizations that are leveraging their social influence status to inspire individuals who, in turn, purchase those brands’ products, to achieve ultra-fast recognition and exponential growth at the expense of traditional players, which need to develop agility in order to connect with consumers.

Social media platforms are expanding outside of their traditional boarders as increasing engagement drives platforms, consumers and brands to use social media both as a purchase and a discovery channel, according to McKinsey’s “State of Fashion 2021” report.

Sustainability

The need to reduce or contain the ecological footprint of the textile and apparel industry is affecting the entire industrial system. The urgency for change has flowed through from political and environmental activists and scientists, into mainstream government regulators and business leadership across the globe. A sustainable industrial system requires formulation of new strategies and thinking, integrated into business and operational frameworks around sustainable manufacturing, supply chain design, sustainability performance measurement and ongoing management. Industry is now considered not only part of the problem but also part of the solution. From a practical point of view, as it comes to sustainability strategies, companies are focused on technology improvements enabling cleaner production, pollution prevention, and other sustainable manufacturing practices.

The pandemic crisis has emphasized the need to move to more sustainable and responsible ways of working in all areas of the value chain. According to McKinsey’s “State of Fashion 2021” report, 1 out of 10 executives cited sustainability as an area of growth, underscoring the mindset shift that has begun over the last few years.

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

Consumer behavior and frequently changing fashion trends are making it difficult for fashion brands to predict the volumes of items that will be purchased, causing 25% of garments to remain unsold, according to McKinsey. Cost per unit driven traditional supply chains are designed for production of mass volumes of units creating massive inventory leftovers and a negative pressure on financial performance. According to McKinsey’s “State of Fashion 2021” report, 40% of garments were sold at a discounted price, creating billions of dollars of lost revenues and margin. Redundant inventory and lack of adequate recycling infrastructure cause textile waste to rise and become an industry wide problem. According to Common Objective, a global tech solution for sustainable fashion business, 39 million tons of post-consumer textile waste is generated worldwide each year.

Considering the size of the textile industry— one of the largest industries in the world—sustainability of the industry is important, but, on top of that, companies can furthermore make a huge difference environmentally, economically and socially. COVID-19 increased the importance of sustainability in purchasing decisions, and the rise of circular business models. The textile industry has many reasons to place an emphasis on sustainability, including reduced costs, protection of the environment and sustained goodwill from its customers for eco-friendly practices. As one of the world’s most water and air polluting industries, sustainability issues in the textile/apparel industry continue to receive great attention.

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

In the wake of COVID-19, self-expression has taken on a different dynamic, as protective facial masks have become a common form of expression, and consumers are spending less time at the office and more time at home, driving the need for more expressive casual wear.

Instant Gratification

Modern consumers seek solutions faster and easier than ever before, catalyzed by the explosive growth of technology and mobile applications usage. This shift has given way to an on-demand economy where immediate gratification has become the standard across industries, in the form of instant arrival rides in the transportation industry, unlimited on-demand video streaming, minimal wait time for food deliveries, or in the case of retail, instant visibility and availability of product and inventory, and ultra-fast delivery. Consumers expect to be serviced almost instantaneously and are rewarding the brands that understand and meet their instant gratification needs. According to the Shopify Plus report “The Future of E-Commerce Report 2021,” 67% of U.S. consumers expect either same-, next-, or two-day delivery, while 72% of global consumers want brands to use sustainable packaging. The majority of consumers in the U.S., U.K., China, Germany, France, and Japan say free shipping greatly impacts whether or not they buy from a brand. 39% of U.S. shoppers expect two-day shipping to be free, while the same-day shipping market in the U.S. is forecast to top $9.6 billion in 2022. Three-quarters of U.S. consumers are more likely to buy a product packaged sustainably; many will pay a premium.

According to the merchants surveyed in Internet Retailer’s 2019 Top 1,000 (North American online retailers), 65.4% offer free shipping on at least some orders, and 17.5% offer free shipping on all orders, and more than 50% offer the option to pay for next-day delivery.

This change in consumer behavior is causing retailers to evaluate ways to alter their approach towards their entire supply chain, with high focus on improved inventory management and an efficient and scalable fulfilment infrastructure. In addition to retooling their internal fulfilment capabilities, many retail brands have begun to leverage the capacity of third-party online stores to meet customer demands for delivery speed and product availability.

Social Media Influence

With the rise of mega social platforms like YouTube and Instagram, and fueled by the explosive mobile device accessibility, influencer marketing continues making waves on social media and narrowing the bridge between discovery, inspiration, and purchase. According to the IPSOS “How COVID-19 Fosters New Purchasing Behavior” report, half of adults, including 33% over the age of 55, tried a new technology in the wake of COVID-19 disruptions. McKinsey’s “State of Fashion 2021” report emphasizes the importance of developing more engaging and social experiences to encourage consumers to connect, given the shifts in consumer behavior driven by COVID-19 over the past year. ODM Group finds 74% of consumers rely on social networks with their purchasing decisions (online and offline). According to the Nielsen Consumer Trust Index, 92% of consumers trust user-generated content by friends or acquaintances more than they trust brand content.

According to Morning Consult’s “The Influencer Report” published in 2019, which surveyed more than 2,000 13-38-year-olds in the US, when asked what traits they consider when deciding which influencers to follow, the vast majority (88%) of respondents are looking for influencers who are authentic and genuinely care about their interests. That can explain why sustainable bloggers and green living influencers are becoming an increasingly popular subgroup. Many fashion influencers across the globe are using their platforms to promote ethical fashion brands, spread eco-conscious messages and encourage users to create a positive impact on the planet.

“Be Greener”

Environmental degradation has been hitting headlines in recent years. News articles and documentaries around rising seas, declining air quality and shrinking animal populations have become more commonplace. Sales of reusable coffee cups and water bottles took off, plastic straws were banned in many bars and restaurants, and mega consumer brands like Evian and Coca-Cola have committed to manufacture from recycled materials. The impulse to “be greener” is clearly gaining momentum. According to a recent bespoke study carried out in the U.K. and U.S. by Global Web Index, half of the digital consumers surveyed said environmental concerns impact their purchasing decisions. Millennials are the ones driving the sustainable movement with their lifestyle and behavioral changes. According to the Deloitte 2020 Millennials Survey, Millennials and Gen Zs are inclined to spend their income on products and services from brands that speak about issues that resonate with them most, such as protecting the environment. Also, when asked on the essence of businesses, 31% mentioned improving and protecting the environment. Social impact and ethics are the most common reasons why millennials change their relationships with businesses. This trend has experienced a strong tailwind in 2020, with the impact of COVID-19 as consumers have become more aware of the fashion value chain environmental and social aspects like employees’ vulnerability and safety. In fact, 55% of consumers expect fashion brands to care for the health of employees, according to McKinsey’s “State of Fashion 2021” survey. Often coined the “green generation,” many brands are starting to see the appeal of, and the opportunity to connect with their consumers through, these changes, rather than viewing the changes as a regulatory burden. Per one Stanford Social Innovation Review paper from 2018, more than 90% of CEOs surveyed state that sustainability is important to their company’s success, and companies develop sustainability strategies, market sustainable products and services, create positions such as chief sustainability officer, and publish sustainability reports for consumers, investors, activists, and the public at large.

According to the Global Web Index study, 60% of Millennials (aged 22-35) said they would be more likely than any other generation to pay extra for ecofriendly or sustainable products. With plastic waste currently at the center stage of consumers’ attention, it is likely just a matter of time before consumers better research the manufacturing processes and decoration techniques for their clothes, shoes and bags before buying them, which will increase pressure on brands to connect with the consumer by adopting eco-friendly printing and decoration methods that minimize water pollution, toxic chemicals use and other textile waste. While producers have clearly made overtures to this trend, such as the Greenpeace “Detox” campaign and the broader “Sustainable Development Goals” set forth by the United Nations, the growing attitudes among consumers (especially younger, emerging consumers) to favor responsible, sustainable practices only promises to accelerate in the years to come, and fashion brands and fulfillers will surely find success by capitalizing on that demand.

According to Global Web Index, 41.8% of consumers want brands to be socially responsible. According to the World Business Council for Sustainable Development, this global trend is strongest in developing and rapidly developing markets, led by China, where 67% of respondents say they’d be more likely to purchase products or services from a company with a good reputation for environmental responsibility, with 46% in Sweden, 52% in Australia, and 42% of respondents in the U.S.

Governments and brands are collaborating and joining efforts in forming industry regulation to support the eco-friendly global trends, including the imperatives of circularity, reducing overconsumption, ensuring transparency and traceability, and nearshoring or reshoring operations—eliminating the pollutions associated with transnational supply chains and transport, shrinking production and delivery times, and minimizing supply chain vulnerabilities to inoculate against disruptions and ensure resilience. Considering 86% of textile facilities have been impacted by canceled or suspended orders in the wake of COVID-19, that resilience is a worthwhile goal for stakeholders throughout the textile value chain.

In August 2019, major fashion brands announced a Fashion Pact at the G7 Summit in France, outlining commitments focused on reducing the fashion industry’s contribution to climate change. This was the first-time major industry players have set a level of ambition consistent with the UN Paris Agreement goal of keeping global temperature rise below 1.5 degrees Celsius. More than 30 companies signed the pact, including Kering, Gap, Nike, Adidas, H&M, and Chanel. The signatories committed to implementing Science Based Targets to achieve zero greenhouse gas emissions by 2050, including sustainable sourcing of raw materials and 100 percent use of renewable energy in their supply chains by 2030.

Implications on Fashion and Apparel Transformation, as it Relates to our Business

Regardless of size and specific segment, industry players in fashion and apparel, whether traditional brands, digital start-ups, new generation e-tailers, or different forms of customized designers, now need to be nimble, sustainable, think digital-first and achieve ever-faster speed to market. They need to connect to the end consumer for self-expression, take an active stance on social issues, satisfy consumer demands for ultra-transparency and sustainability, and ensure they invest in an omni-channel strategy, thereby enhancing their manufacturing productivity, supply chain resilience, lean inventory management, and their ability to respond to the immediate gratification needs of the evolving consumer. Traditional brands are beginning to self-disrupt their own business models, image and offering in response to the new breed of emerging high growth digital native brands that are accelerating, thanks to changing consumer preferences, growing appetite for self-expression, and instant gratification. We expect more traditional brands to follow suit on this omni-channel path of self-disruption, which will have a significant impact on their ability to connect with, and meet the needs of, consumers. In a survey published in 2019 by a leading management consulting firm, top industry executives were asked to describe the words that best describe the industry, with the top three words being: “Changing,” “Digital,” and “Fast.”

We believe the following objectives capture some of the key areas of focus, as they relate to our business, as traditional and new generation online-first fashion and apparel players continue to adapt their value propositions and operating models to the rapidly changing industry environment and consumer preferences. We believe these industry areas of focus will continue to fuel the growing need and demand for our innovative digital textile printing solutions:

o	Connect with consumers’ need for self-expression via unique graphical and text designs

o	Capture the moment, by shortening the time from inspiration, design and sellable product

o	Refine product assortments to focus on profitability and value

o	Connect with consumers via personalization and customization offerings

o	Implement a smart and lean inventory management strategy, while not compromising on design variety

o	Develop in-season reactivity, in response to unexpected demand for specific offerings

o	Respond to the sustainability demands of consumers and regulators

o	Ensure resilience to sudden market shifts from unforeseen disruptions, as occurred with the pandemic

o	Respond to consumers’ immediate gratification needs

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

We believe that in order to address the focus areas identified above, traditional industry and brands players will continue to examine and digitally transform their predominantly mass production and inefficient analog operating production models and supply chains, especially as it comes to managing their finished goods inventory levels, which remains a huge financial risk. Traditional companies have continued to invest “upstream the chain” in better predicting buying trends, consumer preferences, and demand via sophisticated big-data analytics, as they plan their collections and inventory levels; however, consumer demand is more volatile and difficult to predict than ever. The challenge with prediction-only production planning is growing, and industry executives, as evidenced in a 2018 study published by a leading management consulting firm, are increasingly shifting their focus “downstream” to the manufacturing environment, seeking a shift to a more agile, partial or full on-demand production model. According to Mckinsey’s 2021 “State of Fashion” report, continued pressure of COVID-19 on supply chains and the need to increase flexibility will drive brands to secure high-quality and reliable production capacity and make the long-overdue shift to a demand-focused model. According to the same report, 35% of fashion executives expect resilience and partnerships in the supply chain to be a top theme in 2021. We believe that industry players will continue to seek ways to adopt major changes to their business and operational models, and supply chains, and - specifically as it relates to our business - in how they design, produce, and decorate garments and apparel.

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

“Shorter Runs”: Mass production of smaller batches with (most likely) higher number of order amounts, at a similar cost per garment structure achieved by producing large batches. This flexibility reduces finished goods inventory risks by identifying buying patterns and responding to demand in a more accurate manner by replenishing stock in ultra-short cycles. The pressure for smaller batch sizes and on-demand replenishment is driven partly by profitability, but also by a desire for sustainability. In McKinsey’s “State of Fashion 2021” report, Louis Vuitton Chief Executive Michael Burke emphasized the importance of short runs and the made-to-order model: “The higher the percentage of made-to-order business, the less overproduction you’re going to get involved with. That’s the first thing that luxury needs to concentrate on; smaller runs, ideally a run of one.”

Proximity Production, Proximity Decoration and Nearshoring: Two decades ago, U.S. and European mass-market apparel brands and retailers shifted production to Asia to gain a cost advantage. Factors are changing this calculus by making it critical for companies to bring new styles to market more quickly and switch out lines mid-season. According to a 2018 survey published by McKinsey, 54% of purchasing managers surveyed in the US and the EU said that proximity to customers is becoming more important. In another study published by a leading management consulting firm, 60% of apparel procurement executives said that they expect that over 20% of their sourcing volume will be from nearshore by 2025. In addition, rising wages for factory workers across Asia mean that production in Asia is less cost-efficient than it used to be. The real prize is shorter lead times. By reducing time-to-market, companies can produce, partially produce, finish, print or decorate more closely in-line with demand, reducing overstocks and increasing full-price sell-through. In 2020, many fashion brands experienced delayed deliveries, as COVID-19 caused lockdowns in China, the world’s largest producer of apparel and raw materials, and scrambled to accelerate diversification strategies, according to McKinsey’s “State of Fashion 2021” report. Additional lockdowns in other regions put pressure on supply chains, leading larger-scale suppliers and sourcing agents with multi-country footprints to gain an advantage. Going forward, COVID-19 acts as an accelerator for the transition to nearshore production. Proximity production deals with many of the supply chain risks caused by COVID-19 by shortening lead-time, reducing uncertainties while increasing brands and retailer’s flexibility and reactivity to changes and accommodates the rise of eCommerce and the high demand for specific items. McKinsey’s “State of Fashion 2021” report indicates that fashion brands are looking for resilience of their supply chains by considering lower-risk locations and reducing the geographic breadth to make the supply chain easier to manage. According to the same report, cross-border trade also continued to slow significantly in 2020, with port and airport closures disrupting flows. Trade tensions and tariff disputes like the deteriorating relationship between China and the US and the impact of Brexit, added additional challenges. Recent years’ decrease of China’s dominance of the textile production reflects an ongoing shift to nearshore locations in the US, EU, Turkey, Central America and North Africa.

Microfactories, Speedfactories, Reshoring: Smaller and nimble manufacturing sites, usually planned out in an urban cell model, that can efficiently source or produce the raw materials as well as produce and ship finished apparel goods end-to-end. Success of such factories is heavily reliant on a fully digital, real estate efficient, either semi or fully automated manufacturing workflow capability that offsets the inefficient cost structure associated with large analog equipment, rising costs of real estate and labor costs, predominantly in developed countries.

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

The following diagram depicts the analog rotary screen printing process:

Automated Carousel Screen Printing. Automated carousel screen printing is commonly used to print on finished garments and cut pieces. In automated carousel screen printing, a blade or squeegee squeezes printing paste or ink through mesh stencils onto fabric. The process typically employs a series of printing stations arranged in a carousel. At each station, one color of ink is pressed through specially prepared mesh stencils, or screens, on to the textile surface. Between color stations, there are also flash drying stations and cool-down stations to ensure that deposited ink does not inadvertently mix with the next color to be applied. Preparation of the mesh stencils is a specialized process, and its complexity is a function of the number of discrete color separations and screens that need to be prepared for a given design. The process of color separations, film production, and screen exposure and alignment typically takes approximately 1.5 hours for six colors. Once the screens and color separations are complete, preparation of the carousel typically takes between 40 and 60 minutes. After being manually loaded, the textile moves along the carousel from station to station where each color is applied separately. Unlike rotary screen printing, carousel screen printing does not require fixing the image or design with steam or hot air and, in most cases, does not require washing and drying the textile afterward.

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

Recent technological developments in digital printing have supported the adoption of digital printing by the global printed textile industry, including by custom decorators, online businesses, brand owners and contract printers. As a result of consumer and macro trends, which were accelerated during the past year due to the COVID-19 pandemic, which impacted the global printed textile industry businesses, we believe that these businesses offer a significant and rapidly growing market for digital printing solutions.

How Digital Textile Printing Addresses the Industry Needs

The following characteristics of digital textile printing enable new business and operating models, help industry players as they address their manufacturing gaps, and, as these characteristics relate to our business, are driving the shift from analog to digital textile printing:

Manufacturing flexibility: Digital textile printing allows a full image or design to be printed on a garment or cut fabric in one manufacturing step, compared to multiple steps in an analog printing process. Digital textile printing gives manufacturers the ability to print short runs, with personalization capabilities, in a cost-effective manner with a minimum order quantity of one unit. Unlike screen printing, digital printing cost remains the same when printing a single unit or multiple units. This allows printers to execute orders one by one without needing to accumulate large demand for a design before printing. In a post COVID-19 world, manufacturing flexibility will play an essential role in building brands’ resilience. According to McKinsey’s “State of Fashion 2021” report, 76% of sourcing executives said that the need for flexibility and speed will accelerate further in 2021.

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

Our DTG solutions utilize our patented wet-on-wet printing methodology that eliminates the common practice of separately coating and drying textiles prior to printing. This methodology also enables printing on a wide range of untreated natural, synthetic and man-made fabrics, including cotton, wool, polyester, lycra and denim. With throughputs ranging from 40 to 235 garments per hour, our entry level, industrial and mass production DTG solutions are suited to the needs of a variety of customers, from smaller industrial operators with limited budgets to mass producers with complex manufacturing requirements. Our patented NeoPigment ink and other consumables have been specially formulated to be compatible with our systems and overcome the quality-related challenges that pigment-based inks have traditionally faced when used in digital printing. Our software solutions simplify order to production workflows in the printing process, by offering a complete solution from web and traditional order intake through graphic job preparation and execution. We also offer customers maintenance and support services, as well as value-added services and application consulting, aimed at optimizing the number of impressions printed by our systems.

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

Building on the expertise and capabilities that we have accumulated in developing and offering differentiated solutions for the industrial DTG market, we also market an industrial digital printing solution, the Kornit Presto, which targets the on-demand DTF market. While the DTG market generally involves printing on finished garments, the DTF market is focused on printing on fabrics that are subsequently converted into finished garments, home or office décor, and other items. The Kornit Presto (like our predecessor DTF product, the Kornit Allegro) utilizes our proprietary wet-on-wet printing methodology and houses an integrated curing system. It offers the sole (following its predecessor, the Allegro) single-step, eco-friendly, stand-alone industrial DTF digital textile printing solution available on the market. We primarily market the Kornit Presto to businesses seeking horizontal or vertical expansions into fabric decoration, such as innovative web-based businesses operating on-demand business models that require a high degree of variety and limited quantity orders, as well as to fabric converters, which source large quantities of fabric and convert untreated fabrics into finished materials to be sold to garment and home décor manufacturers, and to sustainable fashion producers seeking a competitive edge in today’s changing supply chains. We believe that with the Presto we are well positioned to take advantage of the growing trend towards customized fashion, home décor and on-demand fabric printing, with increased focus on sustainable production. We began selling the Presto commercially in the second quarter of 2019 (after having introduced our initial DTF digital textile printing solution, the Kornit Allegro, four years earlier, in the second quarter of 2015).

We were founded in 2002 in Israel, shipped our first system in 2005 and, as of December 31, 2020, had approximately 1,300 active customers globally. As of December 31, 2020, we had 672 employees located primarily across four regions: Israel, America, Europe and Asia Pacific. In the year ended December 31, 2020, we generated revenues of $193.3 million, representing an increase of 7.5% over the prior fiscal year. In the year ended December 31, 2020, we generated 68.7% of our revenues from the Americas region, 23.9% from the Europe, Middle East and Asia (“EMEA”) region, and 7.4% from the Asia Pacific region.

Our Competitive Strengths

The following are our key competitive strengths:

Leading player in the fast-growing industrial digital DTG market.

We are the leading player in the fast-growing, industrial and mass production, digital direct-to-garment, or DTG, market based on our sales, and have approximately 1,300 active customers globally (including, recently acquired, Custom Gateway’s customer base). We have been revolutionizing the industry since 2005 and have developed a robust solutions portfolio and scaled our go-to-market infrastructure over the course of this period. Other than our unique intellectual property and technology, and our robust go-to-market infrastructure, our application experts have the best industry knowledge. Consequently, we believe we can greatly support and advise our existing and future customers with the best-known methods to optimize their production environments. We focus on the rapidly growing high-throughput DTG and direct-to-fabric, or DTF, segments of the printed and decorated textile industry. In the DTG segment, based on our extrapolations from third party market data, we project the number of annual impressions to grow from approximately 18 billion in 2019 to approximately 25 billion on an annualized run-rate basis by the end of 2025, considering the decline in demand caused by Covid-19 pandemic in 2020 and the expected bounce back in 2021. Within the DTG market, we estimate that there were approximately 13.5 billion impressions in 2019 in brands and private labels making it the largest portion of this market, while we estimate that there were approximately 3 billion impressions in the promotional portion of the market and approximately 1.5 billion impressions in the customized design portion of the market. COVID-19 impact varies across the different segments with both tailwinds and headwinds impacting growth rates. We expect an accelerated growth rate of the customized design segment, due to the fact it is mostly based on online sales. In the roll-to-roll market, based on our extrapolations from third party market data, we project the total square meters of fabric printed to grow from approximately 39.1 billion in 2019 to approximately 42 billion by the end of 2025, considering the decline in demand caused by Covid-19 pandemic in 2020 and the expected bounce back in 2021.We estimate that only approximately 1 to 2% of these impressions are printed digitally today. We therefore believe that our leadership position, combined with continued technology innovation, and operational improvements, will allow us to grow our business in the coming years.

Well-positioned to disrupt the DTF market with our unique single-step manufacturing solution. We believe we are well positioned to capitalize on the growing trend toward on-demand home décor with our unique DTF solution. Our Kornit Presto system (like our former Kornit Allegro), combined with our proprietary process, was designed to offer a single-step manufacturing solution which is especially suited for businesses which do not have a vertically-integrated textile mill. Unlike other digital textile printers, the Kornit Presto does not require multiple pre-processing and post-processing steps that are customarily used in vertically integrated textile mills and that utilize high levels of energy and space and have a negative environmental impact. Kornit Presto unique single-step process prevents water waste and pollution by eliminating the pre/post-treatment and washing of the fabric. Given its architecture, it is perfectly suited for short and micro runs. The Kornit Presto is compact in size, requires a single person to operate, and fits very well in an urban and non-industrial setting. The Kornit Presto unique pigment solution provides the ability to print high-quality designs on multiple fabric types without the need for different inks and consumables, while generally other systems and technologies for DTF digital printing require dedication of discrete printers to specific fabric types. The rising market need for a sustainable and fabric-agnostic process to support short manufacturing runs is pushing the demand for digital pigment solution.

Disruptive technology that enables our customers to adopt new, or improve existing, business models. Our digital printing solutions allow our customers to develop new, or improve existing, business and operational models by enabling them to produce short to medium runs of high-quality customized garments efficiently. This facilitates online business models that require an on-demand and made-to-order basis and allows brand owners to produce and decorate garments in-house. With a constantly growing worldwide customer base of approximately 1,300 active customers, we are witnessing the creation of a global fulfillment network of printing specialists that are leveraged by large numbers of websites that offer customizable garment printing services. As demand from these customers continues to grow, so does utilization of our systems, which in turn print more impressions, consume more ink and once used to their full capacity, require purchasing of more systems. In November 2020, we formed a new business line, founded on the basis of Custom Gateway, focused on enabling brands, retailers, licensors, and marketplaces to realize the benefits of digitization by connecting them to the most suitable on-demand production and logistics operations, while ensuring consistency, quality and brand integrity.

Environmentally-friendly printing processes. A significant portion of global industrial water pollution comes from textile dyeing, printing and finishing. We believe that environmental factors are beginning to assume a significant role in the decision-making process of our existing and potential customers, with an increasing number of countries adopting restrictions on the use of technologies like screen printing that generate significant wastewater. Our printing process eliminates the need for separate pre-treatment, as well as steaming, washing or rinsing of textiles during the printing process, which leads to a significant reduction in water consumption compared to conventional printing methods. In addition, our inks are certified by leading industry groups as being safe for system operators, consumers and the environment. Finally, our systems offer energy saving processes that result in the use of significantly less power compared to traditional printing processes. We believe that these environmental benefits will further drive market penetration of our solutions and enable manufacturers to move production closer to the consumer in a cost-effective manner.

Attractive business model. We currently offer a broad portfolio of differentiated digital printing solutions for the digital industrial and mass production DTG market. Our existing and growing installed base of systems results in recurring sales of ink and other consumables, which are specially formulated to enable our systems to operate at the highest throughput level. These recurring sales are generated at attractive gross margins. Recurring sales of ink and other consumables have historically offered us a degree of visibility into a significant component of our results of operations. We believe that our recurring sales model also enables us to foster close customer relationships, as it facilitates ongoing engagement with our customers, which positions us to provide tailored solutions and expands our ability to provide value-added services to our customers. Our customer relationships are further strengthened by a trend towards ownership of multiple systems, as the number of customers with at least two systems has grown from 155 as of December 31, 2014, to 285 as of December 2020. The number of customers with at least 10 systems has grown from 9 as of December 31, 2014, to 17 as of December 31, 2020. We anticipate revenue from services to increase over time as we reach upgrade cycles across our growing installed base and continue to expand our service contracts business model. Additionally, sales of ink and other consumables are generally higher in high throughput systems such as the Vulcan Plus, Atlas, Avalanche and Presto systems. Large customers typically run at high utilization rates and can consume up to five times as much ink per year compared to other customers. By developing and implementing proprietary end-to-end solutions for our customers, we believe our business model is differentiated from more commoditized solutions serving the same end markets. We have proven our ability to grow revenues while maintaining an attractive margin profile and we intend to continue investing in our business to drive profitable growth in the future.

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

Robust intellectual property portfolio driven by an innovation-based culture. Our intellectual property portfolio reflects over a decade of significant investments in digital textile printing, which we believe creates significant barriers to entry. We have developed a strong base of technology know-how, backed by our portfolio of intellectual property, which includes 50 issued patents and 20 provisional or pending US applications, 41 pending non-US patent applications and 9 pending PCT applications that cover wet-on-wet printing methodology, ink formulations, printing processes and related methods and systems. Our team of over 160 researchers and developers, including chemists, electrical engineers, system engineers, software engineers and mechanical engineers, ensures that our systems remain technologically advanced, and are well engineered, user-friendly and highly reliable.

Extensive product portfolio, strong new product pipeline and end-to-end solutions. With throughputs ranging from 32 to 235 garments per hour, our DTG systems are suited for smaller industrial operators with limited budgets, as well as mass producers with complex needs. Since 2015, we have commercialized several new solutions in the DTG market: the Vulcan and (recently, in January 2020) the Vulcan Plus, cost-effective digital substitutions for carousel screen printing and high-capacity, industrial DTG systems; the HD family of solutions (including, in January 2020, the Storm HD6 Lite refurbished system); the Atlas, our high throughput mass production digital DTG system; and, beginning in April 2019, our specialty DTG solutions - the Avalanche Poly Pro, which enable digital printing on a variety of polyester products and other fabric types, including cotton, cotton-polyester blends, silk, leather, denim, linen and wool. Our future roadmap remains focused on the continued development of proprietary processes, continuously expanding the breadth of applications upon which we can print while pushing the envelope of cost-efficient manufacturing further as a means to expand our serviceable addressable markets.

Kornit extends its business reach and solution scope for our customers with workflow and data management software solutions. Kornit’s cloud workflow software solution, based on the acquisition of Custom Gateway, is a robust platform with a wide range of services to digitally transform our customers’ operations, our workflow solutions provide higher efficiency and productivity to the customers’ production floor as well as enable new business from various online channels, both B2B and B2C. Kornit Konnect, our operational data analytics and business intelligence solution, provides transparency and manageability to our customers, enabling them to monitor production, performance and usage throughout their fleets. The Konnect also enhances their ability to plan and manage activity by providing valuable metrics such as ink consumption, types of prints and garments, as well as comparison between time frames and machines. Kornit’s offering is further enhanced with image processing software solutions provided by partners.

With our aim to provide a wide set of solutions to our customers, based on our familiarity with the industry and customers’ needs, we are approaching the market with an end-to-end solution approach in mind, combining hardware, consumables, software and services, built around the primary offering of printers and ink and enhanced by the software workflow range of integrations and functionality scope.

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

Strong management team. Our Chief Executive Officer, Ronen Samuel, and our Chief Financial Officer, Alon Rozner, bring extensive experience of managing publicly traded companies and/or in management roles in the printing industry. Our management team’s industry expertise and extensive experience in running global companies will enable us to execute our growth strategy. Our management infrastructure also includes executives who are experienced in the management of people, large scale business, innovation and product development and acquisitions in larger public organizations including HP, Applied Materials, NICE, Orbotech Amdocs and Mitsubishi Fuso Trucks of America. Over the past five years, we have invested heavily in human resources to support our growth. Since 2013, our workforce has more than tripled from 190 to 672 as of December 31, 2020. Additionally, more than 290 of our employees are in regional locations, enabling us to provide more localized service to our customers.

Our Strategy and Catalysts for Growth

The following are the key elements of our growth strategy and catalysts that will drive our business expansion:

Growing Tech Leadership and Solution Offering

We are focused on ongoing investments in our research and development, product management, solutions and applications development areas to continue driving innovation within the industry, thereby allowing our customers and prospects to grow their businesses by enabling them to expand their product offering with additional applications, designs, and fabric types. We focus on constantly removing barriers as they relate to quality, hand feel, and cost (as evidenced in the release of our latest HD family of solutions). We will continue to drive the productivity of our technology to allow existing and future customers to cost effectively obtain new jobs and transfer existing recurring jobs and impressions from analog to digital printing, which will drive increased sales of systems, consumables, software and services. As part of our strategy, we will continue to bring to the market solutions that enable efficient mass production and customization in a rapidly transforming industry that is shifting to shorter production runs and mass production of on-demand, at times one-by-one, orders. Our recent expansion of our cloud software workflow solutions via the acquisition of Custom Gateway and the formation of our new business line are direct execution initiatives of this strategy. Custom Gateway’s solution connects demand generators with a digitized on-demand manufacturing process. Orders are routed automatically to the production floor and managed to facilitate efficient on-demand production on a mass scale. The technology enables customers to realize the full benefits of digitization by seamlessly connecting the front end, to the most suitable back end element. We believe that removing market barriers includes periodically introducing to the market innovative digital processes that address key industry pain points and gaps, which traditional analog techniques cannot handle, do so with poor quality, or do so in a non-cost efficient or environmentally sustainable manner. We believe that continuing to remove market and technology barriers and developing new features and functionality of our solutions will allow us to win new customers and increase system, consumables, software and services sales to existing customers.

Expanding in Key Markets

We plan to continue growing our customer base by targeting new customers in markets that are adjacent to the markets in which we have been operating. To-date, we have been catering predominantly to the customized design market, consisting of online businesses of different sizes, focused mainly on mass customization and personalization that are enabled by using our technology. An example of our success in this market is the Master Purchase Agreement, that we entered into on January 10, 2017, with an affiliate of Amazon.com, Inc. To date we have supplied several systems, large quantities of inks and consumables and have been providing paid service to multiple facilities under the agreement. During the years 2019 and 2020, Amazon related revenues were $22.1 million and $21.1 million, respectively. In September 2020, Amazon exercised its vested shares under the warrant agreement signed in 2017 and immediately entered into a new transaction pursuant to which Kornit issued Amazon a warrant to acquire Kornit’s shares. The shares underlying the new warrant are subject to vesting as a function of payments up to an aggregate of $400 million by Amazon over a five-year period for two different categories of product lines and services. The newly signed agreement with Amazon expresses the close partnership with Amazon and the trust Amazon has both in the existing and future Kornit solutions. We expect that our relationship with Amazon will continue to expand in the future and that they will remain a significant customer. We expect continued growth with other existing customers in the customized design market as they seek to grow capacity, provide new applications and expand into new market segments and geographies. We also expect to add new customers in the customized design market, as the market continues to grow and develop. With the breadth of our existing portfolio and our continued investment in features and functionality, we believe we are well positioned to expand our market reach by penetrating adjacent markets in the form of traditional and start-up brands, private labels, and the promotional market, in which we can drive adoption of digital DTG and DTF printing solutions in place of analog screen-printing production methods, which are currently primarily relied upon. While we have started to penetrate these markets, directly or via third-party fulfillers and decorators, we plan to deepen our penetration into these important markets as they seek to transform their business and operating models.

Maximize Impressions

We are focused on increasing sales to existing customers by introducing new digital printing applications, developing new features and functionality of our systems, offering new system upgrade products to make it easier for customers to renew their fleets and update their install base to the latest technology available, increasing sales of software, offering customers empowerment program inclusive of basic and advanced training, with a goal of enabling our customers to increase utilization of their systems. With our move into solution selling, we are focusing on providing our customers with value added services like training programs, proactive services, production consulting and end-to-end workflow improvements. Through these value-added services, we are able to increase system availability and utilization, end-user product quality and to allow impressions production increase. We also intend to actively refer business to our customers by connecting them via our cloud software workflow platform with online businesses that seek fulfillment partners, which will improve our business relationship with our customers. Our objective is to help customers operate their businesses more efficiently, print more impressions and increase utilization of their systems, thereby requiring more ink and other consumables purchases as well as potential investment in new systems as they require additional capacity.

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

We are seeking to increase the number of customers that rely on us to provide services for their systems by expanding our service capabilities and driving adoption of our portfolio of services contracts. As of December 31, 2020, we had service contracts in place with approximately 37% of our installed base. Service revenues exceeded 10% of our overall revenues for the first time in 2017 and, in 2020, amounted to $28.4 million. In addition to driving gross margin improvement, we believe this will provide us an opportunity for direct contact with customers with the goal of reducing system down-time, educating customers about optimal use of our systems to drive increased utilization and growth in the number of impressions printed, expanding the variety of print applications and increasing sales of post-warranty service contracts and other professional application development services.

Extend our leadership position through acquisitions and strategic partnerships

We seek to continue to differentiate ourselves and extend our leadership position. From time to time, we may supplement our internal efforts with complementary inorganic initiatives such as acquisitions and strategic partnerships to enhance our positioning. For example, our acquisition of Polymeric Imaging in 2015 expanded our ink technology capabilities, our acquisitions of the digital DTG printing assets of SPSI in 2016 enabled us to strengthen our direct sales channel and gain access to a large screen-printing customer base, and the acquisition of business assets from Hirsch in 2019 helped us transition to a full direct sales model in North America. Our acquisition of Custom Gateway, an innovative technology provider of cloud-based software workflow solutions, in August 2020, enabled us to offer an end-to-end on-demand production solution for our customers. Each of these acquisitions enhanced the positioning of our company. Future acquisitions may also allow us to strengthen our existing portfolio of solutions or add new capabilities.

In the last year, we have witnessed the acceleration of the trends pushing the apparel industry faster towards a digital transformation of the production process. Aiming to cater to the rising demand, on August 7, 2020, we acquired Custom Gateway, a leading global provider of cloud-based software workflow solutions for both B2B and B2C business models. Custom Gateway has approximately 300 customers, including leading brands and retailers. The purchase price was $16.9 million subject to pending working capital adjustments.

We believe this acquisition will strategically accelerate our broad-scale development effort and strengthen our value proposition for brands, retailers and fulfillers in the area of digital transformation. We expect the combination of Custom Gateway software workflow portfolio with our existing and future technologies to bring to the market an end-to-end solution for on-demand production.

Our Products

Direct-to-Garment (DTG) Systems

In 2019 we started consolidation of our core DTG products portfolio to rely on our HD technology. The HD technology enables our customers to produce retail-quality prints with competitive cost per print. This represents a clear focus in our product offering, supporting our strategy to penetrate the market segment of brands and private labels. The combination of our HD technology, together with the Eco-Rapid ink-set, introduced in January 2019, enables our customers to produce retail-quality prints with competitive cost per print, allowing them to replace screen printed jobs, including those targeted for the retail market. Levelling up our entire product portfolio to the superior performance of our HD technology allows us to execute on our screen-replacement strategy across different market segments and a variety of customer types and sizes. The underlying strategy behind this system lineup is to accommodate a variety of customer types with the highest digital printing capabilities at a variety of productivity levels and price points, as they are now able to produce the same retail-quality at the same CPP on all our HD systems. The differentiation across our new line of HD systems is mainly based on system productivity and total cost of ownership, with a clear benefit to our higher productivity systems.

Yearly Output HD Portfolio

System	Output range*
Storm HD6 Lite	50K-60K(1)
Storm HD6	96K165K(2)
Avalanche HD6	237K-360K(3)
Atlas	422K-640K(3)
Vulcan Plus	620K-940K(3)

*	Yearly output measured in high productivity print mode (13“X13”, Dark)

(1)	The calculation is based on productivity of 8 hours shift in the range of 220 working days to 250 working days.

(2)	The calculation is based on productivity range of 8 hours shift in 220 working days to 12 hours shift in 250 working days.

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

In January 2020, we introduced the Storm HD6 Lite Refurbished, which effectively replaces the Kornit Storm II, enables DTG printing for smaller print operations, such as commercial printers moving to the industrial market and analog printers broadening their production capabilities. It has a production capacity of up to 60,000 impressions annually and provides on-demand DTG printing that meets high-level, retail quality and sustainability standards.

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

Direct-to-Fabric (DTF) Systems

Presto: The Presto combines a printing system and a drying and curing module so that a full end-to-end manufacturing process is enabled, allows one-step DTF printing. Unlike the Presto, most DTF printers require additional steps. The Presto takes advantage of our patented wet-on-wet methodology to allow for in-line printing on various fabrics, without requiring a separate pre-treatment process, thereby avoiding the need to use textiles that are specifically pre-treated for digital printing. The Presto is designed to achieve high throughputs and does not require water or steam for any part of the printing process, making it friendly to the environment. By using our proprietary pigment-based ink, Presto can print on a variety of natural and synthetic fabrics providing customers with a significant level of flexibility. Most other dye-based systems are specifically designed to print on specific fabric types and cannot be used with other types of fabric as the processes and consumables used vary considerably from one to the other.

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

System	Target Customer	Effective Throughput Light/Dark Garments(1)	Colors	Max. Printing Area
Breeze*	Entry Level	32/25	CMYK + White	14 x 18 in
Storm HD6 Lite	High Throughput	40/30(2)	CMYKGR + White	20 x 28 in
Storm 1000*	High Throughput	170/85	CMYK + White	20 x 28 in
Storm Hexa*	High Throughput	170/85	CMYKRG + White	20 x 28 in
Storm HD6	High Throughput	70/55(2)	CMYKRG + White	20 x 28 in
Storm Duo*	High Throughput	190/N.A	CMYK + White	20 x 28 in
Avalanche*	High Throughput	150/100	CMYK + White	23.5 x 35 in
Avalanche Poly Pro	High Throughput	106/85	CMYK + White + Poly Enhancer	23.5 x 35 in
Avalanche DC Pro*	High Throughput	150/100	CMYK + White + Discharge ink	23.5 x 35 in
Avalanche 1000*	High Throughput	220/160	CMYK + White	23.5 x 35 in
Avalanche Hexa*	High Throughput	180/140	CMYKRG + White	23.5 x 35 in
Avalanche HDK*	High Throughput	105/85(2)	CMYK + White	23.5 x 35 in
Avalanche HD6	High Throughput	105/85(2)	CMYKRG + White	23.5 x 35 in
Atlas	High Throughput	200/160(2)	CMYKRG + White	23.5 x 35 in
Paradigm II*	High Throughput	120/120	CMYK	15.5 x 19.5 in
Vulcan	High Throughput	250/250	CMYKRG + White	15.5 x 19.5 in
Vulcan Plus	High Throughput	235/235	CMYKRG + White	15.7 x 19.7 in

*	System undergoing End of Life process.

(1)	Maximum output for sellable product for dark and light garments. Output for all systems, except the Vulcan and Vulcan Plus, is measured in High Productivity print mode using A4 size prints per hour with pretreatment included. Output for the Vulcan and Vulcan Plus systems is measured in Standard print mode using 12 x 12 in size prints per hour with pretreatment included. The throughput measurement is based on 10 t-shirt print procedure.

(2)	Measurement method changed to 13“x13” image impression instead of A4.

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

For our Direct-to Fabric systems we have two ink set: NeoPigment™ Intenso and NeoPigment™ Robusto. Those are designed for our Roll-to-Roll systems and consist of six colors (CMYKRG), while the Intenso holds additional fluorescent colors and a light-K color. With our Direct-to-Fabrics ink series we have developed and patented a fixation on the fly (FOF) process. This unique consumable allows to print in a single step solution, avoiding the need of fabric pre-treatment and enabling minimal environmental impact. In March 2020 Kornit announced the release of a new NeoPigment™ Robusto Softener. This solution eliminates a key barrier with pigment-based printing, which enables a softer hand-feel, mostly required by brands.

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

Software Solutions

Our DTG systems arrive with our QuickP Production software embedded. The software manages the system operation and prepares image files for print. QuickP Production is a simple to use solution that allows users to control key operating parameters, such as print resolution, perform maintenance and calibration procedures and import image files and prepare them for print.

Some of our customers also purchase our QuickP Designer software. QuickP Designer is a software package that combines our own internally developed Raster Image Processing, or RIP, software with other print job management capabilities and includes an advanced ink consumption estimation tool. A single QuickP Designer license can be used to support multiple Kornit systems.

In 2018 we introduced to market a new professional RIP software offering in collaboration with ColorGate. This offering allows customers to enhance our systems’ performance in the areas of print quality and color management, allowing them to achieve superior results and manage high-end color demanding applications. The combination of this new product offering, together with our HD technology, also serves our screen-printing replacement strategy, allowing our customers to achieve color accuracy and matching to screen prints.

In June 2019 we introduced to the market the Kornit Konnect, our cloud-based, software analytics connectivity platform that enables businesses to maximize productivity of their digital printing solutions. In its first phase, the Kornit Konnect enables businesses to monitor production, analyze insights and manage their fleet, in order to eliminate blind spots. It includes a fleet management dashboard, data driven benchmarks, actual production costs, and cost structures per job, making it easy for businesses to learn more, react faster and perform better.

In August 2020, we acquired Custom Gateway, a leading global provider of cloud-based software workflow solutions for both B2B and B2C business models. Custom Gateway’s solution enables Kornit to offer customers an end-to-end solution for on-demand production.

Custom Gateway’s technology connects front end, web-based demand generators such as on-line stores and on-line brands as well as licensors with a digitized fulfillment process, enabling a digitized on-demand manufacturing process. With Custom Gateway’s production floor solution, orders are routed and managed to facilitate efficient on-demand production on a mass scale. The technology enables customers to realize the full efficiency, scalability and profitability benefits of digitization by seamlessly connecting the front end whether online or storefront, to the most suitable back end element.

Custom Gateway’s solution also enables Kornit to facilitate smart connectivity, for operational and business transactions between multiple stakeholders in the on-demand manufacturing ecosystem such as brands, licensors, retailers, blank providers and digital printers.

Our Services

Our services consist of maintenance and support, consulting and professional services. We are seeking to increase the number of customers that rely on us to provide services for their systems by expanding our service capabilities. As of December 31, 2020, we had service contracts in place with approximately 75% of our industrial and mass production installed base. Starting in 2020, this rate began to increase, as according to our policy, each industrial system is now sold along with a service contract. Service revenues exceeded 10% of our overall revenues for the first time in 2017 and, in 2020, amounted to $28.4 million. In addition to driving gross margin improvement, this provides us an opportunity for direct contact with customers with the goal of reducing system down-time, educating customers about optimal use of our systems to drive increased utilization, expanding the variety of print applications and increasing sales of post-warranty service contracts and other professional application development services. These will ultimately assist our customers to increase system utilization and the number of impressions printed.

Maintenance and Support

Starting in 2019, we typically provide a six-month warranty, which covers parts, labor, and remote support. Our customers also usually purchase an additional year of support coverage at the time of purchase. After this period, customers can renew their support contract by purchasing a support package that includes remote support, on-site support, software updates, and on-site yearly maintenance. Alternatively, they can choose to rely on our support on a time-and-materials basis. In the United States, we provide direct service to all of our customers. In the EMEA region, we provide direct service to nearly half of our install base, while the other half receives that support through our independent distributors. In the Asia Pacific region, service is provided by our independent distributors, and we provide second line support, if needed.

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

 Our Customers

Our diverse global customer base consisted of approximately 1,300 active customers as of December 31, 2020. Throughout our growing installed base, our customers can serve a variety of different business models, particularly the new business models that have developed in response to the evolution of consumer trends and the rapid growth of the online retail market. Our solutions enable this category of “on-demand” businesses to fulfill consumer demand more quickly and cost-effectively in a manner that is differentiated from traditional brick and mortar businesses. A number of large-scale, on-demand platforms have emerged. These platforms often leverage digital printing solutions to facilitate business for other content providers.

The ecosystem of on-demand businesses that we currently serve, fulfill for e-commerce business and for high street brands and includes:

Self-Fulfillment. Companies manufacturing and selling their own designs that are advertised on their own websites and through other marketing means.

Hybrid Printers. Companies that both manufacture in-house and outsource manufacturing to third party fulfillment providers, who are often also our customers.

Third Party Fulfillment Centers. Companies serving as third party fulfillment for other businesses. Third party fulfillment providers include a number of our customers. Demand for these businesses is typically generated online through other web retailers and brands who are looking for flexible inventory management solution and to offer quick reaction to trends and consumers demand.

Proximity to the end customer is a key factor for these businesses since it minimizes shipping costs and enables them to offer rapid turnaround to consumers, which is a key factor in choosing where to buy online apparel. In many cases, retailers have asked us for assistance in identifying our local customers to help with their fulfillment.

With the acquisition of Custom Gateway, we expanded our customer base to include digitally native and traditional creators, licensors, retailers, e-tailers, and brands selling textile and hard good products and fulfilling them using on-demand business models, by leveraging the Custom Gateway network of fulfillers and suppliers.

Custom Gateway’s customer base includes:

Demand Generators. Driven by online presence, but may also include brick-and-mortar presence, notably creators, licensors, retailers, e-tailers, and brands benefiting from Custom Gateway’s ability to diversify their online and physical offering, enable virtual product display, personalized and customized offerings with rapid fulfilment capabilities.

Fulfillers and Suppliers. Utilizing Custom Gateway’s platform to publish their own virtual product offerings, as well as fulfil and manufacture on-demand for the demand generators. These customers include both textile and hard-good fulfillers.

See “ITEM 10. Additional Information— C. - Material Contracts - Agreements with Amazon.”

C.	Organizational Structure

Our corporate structure consists of Kornit Digital Ltd., our Israeli parent company, and six wholly-owned subsidiaries: (1) Kornit Digital Technologies Ltd., which was incorporated on July 5, 2006 under the laws of the State of Israel, (2) Kornit Digital North America Inc., which was incorporated on September 12, 2007 under the laws of the State of Delaware, (3) Kornit Digital Europe GmbH, which was incorporated on April 20, 2011 under the laws of Germany, (4) Kornit Digital Asia Pacific Limited, which was incorporated on November 18, 2009 under the laws of Hong Kong, (5) Kornit Digital UK Ltd., which was incorporated on August 30, 2017 under the laws of England and Wales, and (6) Kornit Digital Japan KK which was incorporated on March 9, 2020 under the laws of Japan. Custom Gateway Limited, which was incorporated on May 5, 2010 under the laws of England and Wales, is wholly owned by Kornit Digital UK Ltd. Custom Gateway Limited has several subsidiaries.

D.	Property, Plant and Equipment

Our corporate headquarters are located in Rosh Ha’Ayin, Israel in an office and research and development facility consisting of approximately 111,000 square feet. The lease for this office expires in December 2025, with an option to extend the lease for an additional five years. We lease an additional facility of approximately 8,000 square feet near our corporate headquarters. The lease for this additional space expires in June 2022. In Israel, we also lease a manufacturing facility in Kiryat Gat, which consists of approximately 19,000 square feet. The lease for the Kiryat Gat manufacturing facility expires on March 31, 2022. During high season we can more than double our current output at the facility by increasing the number of shifts on the existing production lines without requiring us to expand the physical structure of the facility. We have secured a location for a new, modern, manufacturing facility that we intend to build in Kiryat Gat with the goal of increasing operational efficiency and providing for improved safety and security. Construction began in January 2019 and is expected to be completed towards the end of 2021. The new facility in Kiryat Gat is partly populated (offices, logistic center, labs and clean rooms). We may experience further delays due to the effects of the coronavirus. We have incurred capital expenditures for the new facility in order to complete the acquisition of the property and building of this facility.

Our U.S. headquarters are located in Englewood, New Jersey. We have entered into a lease for these headquarters, which are comprised of approximately 15,845 square feet of offices and warehouse. The lease for this location expires in February 2028. We maintain additional sales, support and marketing offices in Dusseldorf, Hong Kong, United Kingdom and Japan.

ITEM 4A.	Unresolved Staff Comments.

None.

ITEM 5.	Operating and Financial Review and Prospects.

The information contained in this section should be read in conjunction with our financial statements for the year ended December 31, 2020 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

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

We were founded in 2002 in Israel and shipped our first system in 2005. As of December 31, 2020, we had 672 employees located across four primary regions: Israel, America, Europe and the Asia Pacific regions.

A.	Operating Results

The information contained in this section should be read in conjunction with our audited financial statements for the years ended December 31, 2018, 2019 and 2020 and related notes and the information contained in ITEM 18. Financial Statements. Our financial statements have been prepared in accordance with US GAAP.

Components of Statement of Operations

Revenues

Systems, Ink and Other Consumables, Value Added Services

Our revenues are generated from sales of our systems, ink and other consumables and service including software subscriptions. Prior to 2017, we derived, and in the near term we expect to continue to derive, a majority of our revenues from sales of our systems. However, in 2017, due to lower systems sales, which resulted in large part from the delay in receipt of permits for a new site for one of our large customers in the United States, we derived a larger portion of our revenues from sales of ink and consumables.  In the medium term, we are targeting an equal mix of revenues from our systems compared to ink and other consumables, due to our growing installed base, which generates recurring revenues from sales of ink and other consumables. We do not, however, consider the period-to-period changes in our total installed base to be a helpful metric in assessing our performance because we currently sell a number of different systems that have significantly different throughput characteristics and average selling prices, which do not, therefore, provide evidence as to revenues from systems sales or expected consumables sales. Instead, because we have not experienced material changes in the prices at which we sell ink and other consumables, we believe the best measure of the success of our strategy for recurring revenues from our growing installed base is the amount of the increase in revenues from ink and other consumables that is generated in each period.

We generate the services portion of our revenues from the provision of spare parts to our distributors and customers, system upgrades, post-warranty service contracts, time and material based services and software subscriptions.

We have historically sold our products directly and through independent distributors who resell them to customers. Sales by our distributors accounted for approximately 30% and 14% of our revenues during 2019 and 2020, respectively. On February 7, 2019, our agreement with our previous primary independent distributor in North America, which accounted for 15% of our revenues in the year ended December 31, 2018, terminated.

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

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues from sales to customers located in the regions indicated below for the periods indicated:

	2018		2019		2020
	$	%	$	%	$	%
	(in thousands except percentages)
U.S.	$77,652	54.5%	$100,457	55.9%	$124,375	64.3%
EMEA	45,195	31.7	48,810	27.1	45,859	23.7
Asia Pacific	15,572	10.9	22,101	12.3	14,211	7.4
Other	3,954	2.9	8,498	4.7	8,886	4.6
Total revenues	$142,373	100.0%	$179,866	100%	$193,331	100%

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

Operating Expenses

Our operating expenses are classified into four categories: research and development expenses, net, sales and marketing expenses, general and administrative expenses and restructuring expenses. For each category, the largest component is generally personnel costs, consisting of salaries and related personnel expenses, including share-based compensation expenses. Operating expenses also include allocated overhead costs for facilities, including rent payments under our facility leases. We expect personnel and allocated costs to continue to increase at a controlled pace as we hire new employees to support growth of our business, but at a slower pace than in prior years. In the long term, we expect operating expenses to decrease as a percentage of revenues.

Research and Development Expenses, net. The largest component of our research and development expenses, net of government grants is salaries and related personnel expenses for our research and development employees. Research and development expenses also include purchases of laboratory supplies; expenses related to beta testing of our systems; and allocated overhead costs for facilities, including rent payments under our facilities leases. We record all research and development expenses as they are incurred, except for development expenses which are capitalized in accordance with ASC 350-40. We expect research and development expenses to slightly increase in absolute terms as we continue to hire additional personnel for the development of upgrades to existing systems and additional systems that we develop. Our current research and development efforts are primarily focused on our next generation of DTF and DTG systems. We are also investing in the development of new ink formulas for our new systems and in order to expand the range of fabrics on which we can print and further improve color quality and diversification of our high-resolution images and designs. We are improving our software solutions to simplify workflows in the printing process, by offering a complete solution from web order intake through graphic job preparation and execution.

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

General and Administrative Expenses. The largest component of our general and administrative expenses is salaries and related personnel expenses for our executive officers, financial staff, information technology staff, and human resources staff. General and administrative costs also include fees for accounting and legal services, insurance and costs for facilities, including rent payments under our facilities leases, partially allocated to other departments. We expect our general and administrative expenses to increase in absolute terms in the near term, but at a slower pace than in prior years, in which we hired a substantial amount of additional personnel to support our growth and to support our operations at our U.S. headquarters at Englewood, New Jersey.

Finance Income, Net

Finance income, net consists of interest income and foreign currency exchange gains or losses. Foreign currency exchange changes reflect gains or losses related to changes in the value of our non-U.S. dollar denominated financial assets, primarily cash and cash equivalents, and trade payables and receivables. As of December 31, 2020, we did not have any indebtedness for borrowed amounts. Interest income consists of interest earned on our cash, cash equivalents, short-term bank deposits and marketable securities, offset by amortization of premium on marketable securities. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period.

Taxes on Income

The corporate tax rate in Israel has been 23% for 2018 and all subsequent years. However, as discussed in greater detail below under “Taxation and Israeli Government Programs Applicable To Our Company — Israeli Tax Considerations and Government Programs,” we and our wholly-owned Israeli subsidiary, Kornit Technologies, are entitled to various tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law.

Starting January 1, 2014 and based on the Israeli law, we consolidate the two separate results of our Israeli operations only for tax purposes such that net operating loss carryforwards of Kornit Technologies generated from 2014 onwards can be used to offset our taxable income. Kornit Technologies currently generates enough carryforward net operating losses to offset our taxable income. Accordingly, we were not subject to effective income tax in Israel in 2018, 2019 or 2020, and our effective tax rate was the blended rate of our Israeli tax and those of our non-Israeli subsidiaries in their respective jurisdictions of organization.

Under the Investment Law and other Israeli legislation, we are entitled to certain additional tax benefits, including accelerated depreciation and amortization rates for tax purposes on certain assets, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

Comparison of Period to Period Results of Operations

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Revenues
Products	$125,729	$156,594	$164,918
Services	16,644	23,272	28,413
Total revenues	142,373	179,866	193,331
Cost of revenues
Products	53,303	71,057	75,040
Services	19,201	26,733	30,490
Total cost of revenues	72,504	97,790	105,530
Gross profit	69,869	82,076	87,801
Operating expenses:
Research and development, net	21,912	22,407	31,464
Sales and marketing	25,596	33,573	36,405
General and administrative	16,436	18,498	26,661
Restructuring	321	-	-
Total operating expenses	64,265	74,478	94,530
Operating income (loss)	5,604	7,598	(6,729)
Finance income, net	1,433	3,313	3,498
Income (loss) before taxes on income (tax benefit)	7,037	10,911	(3,231)
Taxes on income (tax benefit)	(5,392)	744	1,552
Net income (loss)	$12,429	$10,167	$(4,783)

	Year Ended December 31,
	2018	2019	2020
	(as a % of revenues)
Revenues
Products	88.3%	87.1%	85.3%
Services	11.7	12.9	14.7
Total revenues	100	100	100
Cost of revenues
Products	37.4	39.5	38.8
Services	13.5	14.9	15.8
Total cost of revenues	50.9	54.4	54.6
Gross profit	49.1	45.6	45.4
Operating expenses:
Research and development, net	15.4	12.5	16.3
Sales and marketing	18.0	18.7	18.8
General and administrative	11.5	10.3	13.8
Restructuring	0.2	-	0
Total operating expenses	45.1	41.5	48.9
Operating income (loss)	3.9	4.2	(3.5)
Finance income, net	1	1.8	1.8
Income (loss) before taxes on income (tax benefit)	4.9	6.1	(1.7)
Taxes on income (tax benefit)	(3.8)	0.4	0.8
Net income (loss)	(8.7)%	5.7%	(2.5)%

Comparison of the Years Ended December 31, 2019 and 2020

Revenues

Revenues increased by $13.5 million, or 7.5%, to $193.3 million in 2020 from $179.9 million in 2019, which is net of $5.1 million and $5.4 million, in 2019 and 2020, respectively, in fair value of the warrants associated with revenues recognized from Amazon. The growth in revenues resulted from: a 18.3% increase in ink and other consumables revenues to $77.1 million in 2020 from $65.2 million in 2019; a 22.1% increase in service revenues to $28.4 million in 2020 from $23.3 million in 2019, and a decrease of 3.9% in systems revenues from $91.4 million in 2019 to $87.8 million in 2020. The $11.9 million increase in ink and other consumables revenues was due to a larger installed base, partially offset by install base transition to HD technology (which does not consume ink and other consumables as much). The $3.6 million decrease in systems revenues was attributable to the initial impact of COVID-19 pandemic on our revenues in the first two quarters of 2020. The increase in our service revenues was due to revenues generated from sale of software subscription and due to an increase in sales of spare parts and service contracts to our expanding installed base as well as an increase in systems upgrades.

Cost of Revenues and Gross Profit

Cost of revenues increased by $7.7 million, or 7.9%, to $105.5 million in 2020 from $97.8 million in 2019. Gross profit increased by $5.7 million, or 7.0%, to $87.8 million in 2020 from $82.1 million in 2019. Gross margin slightly decreased to 45.4% in 2020, compared to 45.6% in 2019 due to an increase in headcount and payroll related items in 2020 and an increase in inventory write-offs by $2.4 million in 2020 compared to 2019

Operating Expenses

	Year Ended December 31,
	2019		2020		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
			($ in thousands)
Operating expenses:
Research and development, net	$22,407	12.5%	$31,464	16.3%	$9,057	40.4%
Sales and marketing	33,573	18.7	36,405	18.8	2,832	8.4
General and administrative	18,498	10.3	26,661	13.8	8,163	44.1
Total operating expenses	$74,478	41.5%	$94,530	48.9%	20,052	26.9%

Research and Development, net. Research and development expenses net of government grants increased by 40.4% in 2020 compared to 2019. This primarily reflected the robust growth in our operations in 2020 and was mainly driven by an increase of $5.5 million in salaries and related personnel expenses and share based compensation due to an increase in the number of employees, with higher seniority and variable compensation payout, compared to 2019; an increase of $1.7 million in materials consumed in research and development activities and an increase of $1.0 million in expenses related to consulting services primarily resulted from the capitalization of internal use software development expenses in 2019, which had the effect of increasing research and development expenses in 2020. As a percentage of total revenues, our research and development expenses increased during this period to 16.3% in 2020 from 12.5% in 2019.

Sales and Marketing. Sales and marketing expenses increased by 8.4% in 2020 compared to 2019. This increase was primarily due to: an increase of $5.5 million in salaries and related personnel expenses and share-based compensation expenses, mainly due to a higher average number of employees during 2020 compared to 2019; offset, in part, by a decrease of $2.2 million in travel expenses due to COVID-19 pandemic. As a percentage of total revenues, our sales and marketing expenses slightly increased from 18.7% in 2019 to 18.8% in 2020.

General and Administrative. General and administrative expenses increased by 44.1% in 2020 compared to 2019. This primarily resulted from an increase of $3.2 million in salaries, related personnel expenses and share-based compensation expenses mainly due to the hiring of additional personnel and an increase of $1.4 million in consulting services; an increase of $0.8 in directors and officers insurance expenses. As a percentage of total revenues, our general and administrative expenses increased from 10.3% in 2019 to 13.8% in 2020.

Finance Income, Net

Finance income, net amounted to $3.3 million in 2019 compared to an income of $3.5 million in 2020. The $0.2 million increase is primarily resulted from an increase of financial income from interest on marketable securities in 2020 offset, in part, by an increase in financial expenses related to exchange rate differences and amortization of premium on marketable securities compared to 2019.

Taxes on Income

Taxes on income amounted to $1.6 million in 2020 compared to $0.7 million 2019. We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. As of each reporting date, our management considers new evidence, both positive and negative, that could impact management’s view with regards to the future realization of deferred tax assets for each jurisdiction.

We (along with our Israeli subsidiary) are currently subject to a tax audit by the ITA for the years 2013 to 2018. In respect of the years 2013-2014, we have been issued with a tax order, on which we appealed to the district court. The ITA also issued assessments for the years 2015 until 2018, on which we filed an objection, and the ITA has to determine whether to accept the objection or issue a tax order for the years 2015-2018 as well. For more information, please see the risk factor in Item 3.D above that begins “We may be subject to additional tax liabilities in the future as a result of audits of our tax returns.”

Comparison of the Years Ended December 31, 2018 and 2019

We have omitted in this annual report a discussion comparing the results of our operations for the years ended December 31, 2018 and 2019. In order to view that discussion, please see “ITEM 5. Operating and Financial Review and Prospects - A. Operating Results - Comparison of Period to Period Results of Operations - Comparison of the Years Ended December 31, 2018 and 2019” in our Annual Report on Form 20-F for the year ended December 31, 2019, which we filed with the SEC on March 23, 2020.

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

Revenues from services are derived mainly from the sale of print heads, spare parts, upgrade kits, software subscription and service contracts. Our print heads, spare parts and upgrade kits revenues (collectively “Spare parts”) are recognized at the point in time when control has transferred, in accordance with the agreed-upon delivery terms. Service contracts are recognized over time, on a straight-line basis, over the period of the service.

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

In cases in which old systems are traded in as part of sales of new systems, the fair value of the old systems is recorded as inventory, provided that such value can be determined.

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

As of December 31, 2020, we had $52.5 million of inventory, of which $18.0 million consisted of raw materials and components and $34.5 million consisted of completed systems, ink and other consumables. We recorded inventory write-offs in total amounts of $1.8 million, $2.6 million and $5.0 million for the years ended December 31, 2018, 2019 and 2020, respectively.

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

Taxes

We are subject to income taxes in Israel, United States Germany, Japan, United Kingdom and Asia Pacific. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. We recognize income taxes under the liability method. Tax benefits are recognized from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves when facts and circumstances change, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effects of any reserves that are considered appropriate, as well as the related net interest and penalties.

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

While we believe the resulting tax balances as of December 31, 2018, 2019 and 2020 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. We have filed or are in the process of filing local and foreign tax returns that may be audited by the respective tax authorities. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement; however, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statute of limitations on potential assessments expire.

Warranty costs

During 2020 we typically granted a six-month warranty on our systems and recorded a provision for warranty at the time at which a product’s revenue was recognized. We estimate the liability of possible warranty claims based on our historical experience. We estimate the costs that may be incurred under our warranty arrangements and record a liability in the amount of such costs at the time product revenue is recognized. We periodically assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

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

On January 1, 2020, we adopted Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. Upon adoption, we modified our impairment model for available-for-sale, or AFS, debt securities and discontinued using the concept of “other than temporary” impairment on AFS debt securities. Each reporting period, we evaluate whether declines in fair value below amortized cost are due to expected credit losses, as well as our ability and intent to hold the investment until a forecasted recovery occurs. Allowance for credit losses on AFS debt securities are recognized in our consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in stockholders’ equity.

During the years ended December 31, 2019 and 2020, no impairment were recorded related to our marketable securities.

Business Combination

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair value. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require our management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired technology and other intangible assets, their useful lives and discount rates. Our management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is not to exceed one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. Since 2018, the corporate tax rate has been 23%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technology Enterprise or Special Preferred Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

The following tax benefits, among others, are available to Industrial Companies:

●	amortization of the cost of purchased know-how, patents and rights to use a patent and know-how or certain other intangible property rights (other than goodwill) that were purchased in good faith and are used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;

●	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies controlled by it; and

●	expenses related to a public offering are deductible in equal amounts over three years, commencing in the year of the offering.

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

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further be increased in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions set forth in the amendment for tax benefits, including exceeding a minimum investment amount specified in the Investment Law. Such investment entitles a company to receive a “Benefited Enterprise” status with respect to the investment, and may be made over a period of no more than three years ending in the year in which the company requested to have the tax benefits apply to its Benefited Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Benefited Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location within Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. The benefits period is limited to 12 years from the year the company first chose to have the tax benefits apply.

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

During the years 2010 to 2019 we were entitled to a tax exemption for undistributed income and a reduced tax rate under the Benefited Enterprise programs under the Investment Law. Our company had enjoyed these tax benefits until 2019. We believe that we qualify as a Preferred Technology Enterprise under the 2017 Amendment (as described below), and we are considering whether apply for benefits under the 2017 Amendment.

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

As of January 1, 2014, dividends paid out of preferred income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20%) or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if subsequently distributed to individuals or a non-Israeli company, withholding of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a Preferred Technology Enterprise and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. These corporate tax rates shall apply only with respect to the portion of the Preferred Technology Income derived from R&D developed in Israel. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Authority (previously known as the Israeli Office of the Chief Scientist), referred to as the Israel Innovation Authority (“IIA”) .

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli shareholders by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20%) or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed from such Israeli company to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). If such dividends are distributed to a foreign parent company holding, solely or together with another foreign company, at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

We believe that we and our Israeli subsidiary meet the conditions for “Preferred Technological Enterprises”, and accordingly are eligible for the tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Law. The tax rate for Preferred Technological Enterprises located in development zone A is 7.5%.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

B.	Liquidity and Capital Resources

As of December 31, 2020, we had approximately $125.8 million in cash and cash equivalents, $224.8 million in short term deposits and $85.3 million in marketable securities, which, in the aggregate, total $435.9 million. We fund our operations with cash generated from operating activities and cash raised via our equity financings, including our January 2017, June 2019 and September 2020 follow-on offerings. In the past, we have also raised capital through the sale of equity securities to investors in private placements.

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

The most significant elements of our working capital requirements are for inventory, accounts receivable and trade payables. We partially fund the procurement of the components of our systems that are assembled by our third-party manufacturers. Our inventory strategy includes maintaining inventory of systems and inks and other consumables at levels that we expect to sell during the successive months based on anticipated customer demand. Our accounts receivable increased in 2020 due to the increase in our revenues. Our trade payables increased in 2020 due to an increase in sales projected for 2021 compared to the projection for 2020.

As of December 31, 2020, we have a line of credit with an Israeli bank for total borrowings of up to $1.1 million, all of which was undrawn as of December 31, 2020. These lines of credit are unsecured and available subject to: (i) our maintenance of a 30% ratio of total tangible shareholders’ equity to total tangible assets; and (ii) the total credit use must be less than 70% of our and our subsidiaries’ receivables. Interest rates across these credit lines varied from 0.3% to 2.3% as of December 31, 2020.

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

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Net cash provided by operating activities	$33,368	$11,004	$32,410
Net cash provided by (used in) investing activities	16,682	(179,497)	(114,630)
Net cash provided by financing activities	5,525	135,131	167,045

Net Cash Provided by Operating Activities

Year Ended December 31, 2020

Net cash provided by operating activities in the year ended December 31, 2020 was $32.4 million.

Net cash provided by operating activities consisted of net loss of $4.8 million, as adjusted upwards in an amount of $19.6 million for non-cash line items, including stock-based compensation expenses, depreciation, amortization of intangible assets, fair value of warrants deducted from revenues, amortization of premium on marketable securities, realized loss on sale of marketable securities and foreign currency translation gain on inter-company balances with foreign subsidiaries and other adjustments not included hereunder in an amount of $11.7 million.

During 2020, our accounts receivable increased by $9.5 million reflecting the increase in our revenues in 2020. DSO for the year ended December 31, 2020 increased to 98 compared to 82 for the year ended December 31, 2019.

During 2020, our inventory increased by $15.0 million compared to the year ended December 31, 2019, out of which $15.8 was attributed to cash operating activities. This was primarily due to the cost of deferred systems and the need to maintain higher level of inventory to support increased install base and future business activities.

We had an increase of $6.9 million in trade payables in 2020 that mainly derived from an increase in the sales that we projected for 2021 compared to 2020, in line with the growth in our sales and operations.

We also experienced an increase of $24.3 million in deferred revenues and advances from customers in 2020, which was mainly due to performance obligations that were not fully satisfied.

Year Ended December 31, 2019

Net cash provided by operating activities in the year ended December 31, 2019 was $11.0 million.

Net cash provided by operating activities consisted of net income of $10.2 million, as adjusted upwards in an amount of $16.0 million for non-cash line items, including stock-based compensation expenses, depreciation, amortization of intangible assets, fair value of warrants deducted from revenues, amortization of premium on marketable securities, realized loss on sale of marketable securities and foreign currency translation gain on inter-company balances with foreign subsidiaries and other adjustments not included above in an amount of $1.6 million.

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

For more information, please see “ITEM 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of Period to Period Results of Operations— Comparison of the Years Ended December 31, 2018 and 2019” in our Annual Report on Form 20-F for the year ended December 31, 2019, which we filed with the SEC on March 23, 2020.

Year Ended December 31, 2018

For a discussion of our cash flows provided by operating activities in the year ended December 31, 2018, please see “ITEM 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Net Cash Provided by (Used in) Operating Activities—Year Ended December 31, 2018” in our Annual Report on Form 20-F for the year ended December 31, 2019, which we filed with the SEC on March 23, 2020.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $114.6 million for the year ended December 31, 2020, which was primarily attributable to our investment in marketable securities and bank deposits of $165.7 million, purchase of property, plant and equipment of $13.5 million and cash paid in connection with acquisition of $15.5 million, offset, in part, by $80.2 million of proceeds from the sale and maturity of marketable securities. Net cash used in investing activities was $179.5 million for the year ended December 31, 2019, which was primarily attributable to our investment in marketable securities and bank deposits of $205.5 million, purchase of property, plant and equipment of $5.4 million and cash paid in connection with acquisition of $4.7 million, offset, in part, by $37.5 million of proceeds from the sale and maturity of marketable securities.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $167.0 million for the year ended December 31, 2020, which was primarily attributable to our follow-on offering in September 2020, in which we raised $162.0 million of net proceeds. Net cash provided by financing activities was $135.1 million for the year ended December 31, 2019, which was primarily attributable to our follow-on offering in June 2019, in which we raised $129.7 million of net proceeds.

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

F.	Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2020 are summarized in the following table:

	Payments Due by Period
	(in thousands)
	Total	2021	2022	2023	2024	2025	2026 and thereafter
Operating lease obligations (1)	$24,924	$4,506	$3,544	$2,604	$2,458	$2,464	$9,348
Uncertain tax positions (2)	4,357	-	-	-	-	-	-
Purchase commitments (3)	45,319	44,441	501	377	-	-	-
Severance payment (4)	1,214	-	-	-	-	-	-
Total	$75,814	$48,947	$4,045	$2,981	$2,458	$2,464	$9,348

(1)	Operating lease obligations consist of our contractual rental expenses under operating leases of facilities and vehicles.

(2)	Consists of accruals for certain income tax positions under ASC 740 that are paid upon settlement, and for which we are unable to reasonably estimate the ultimate amount and timing of settlement. See Note 13(i) to our consolidated financial statements included in ITEM 18 of this annual report for further information regarding our liability under ASC 740. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are only presented in their total amount.

(3)	Consists of all open purchase order, or PO, commitments through the end of 2023.

(4)	Severance payments obligation of $1.2 million are payable only upon termination, retirement or death of our employees. Of this amount, $0.9 million is unfunded as of December 31, 2020. Since we are unable to reasonably estimate the timing of settlement, the timing of such payments is not specified in the table. See also Note 2(x) to our consolidated financial statements appearing in “ITEM 18. Financial Statements” of this annual report.

ITEM 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this annual report:

Name	Age	Position
Executive Officers
Ronen Samuel	52	Chief Executive Officer and Director
Alon Rozner	48	Chief Financial Officer
Jecka Glasman	53	Chief Commercial Officer
Omer Kulka	44	Chief Marketing Officer
Kobi Mann	42	Chief Technology Officer
Directors (who are not also executive officers)
Yuval Cohen	58	Chairman of the Board of Directors
Ofer Ben-Zur	56	Director
Lauri Hanover(1)(2)(3)	61	Director
Alon Lumbroso(3)	63	Director
Stephen Nigro(3)	61	Director
Yehoshua (Shuki) Nir (1)(2)(3)	51	Director
Dov Ofer(1)(2)(3)	67	Director
Gabi Seligsohn	54	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Independent director under the NASDAQ Stock Market rules.

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

Alon Rozner has served as our Chief Financial Officer since December 2020. Prior to joining us, Mr. Rozner served as the chief financial officer of Orbotech, a leading global supplier of yield-enhancing and process-enabling solutions for the electronics manufacturing industry. Orbotech was traded on NASDAQ (NASDAQ: ORBK) until its acquisition by KLA (NASDAQ: KLAC) in February 2019. During his 13-year tenure at Orbotech he served in a broad range of senior finance, business and operational positions, including executive management positions in the Company’s operations in Asia Pacific. Prior to Orbotech, Mr. Rozner served as chief financial officer of Wintegra Inc. a Fabless semiconductor company and as an accountant for Ernst & Young – Israel. He is a CPA and holds a B.A. in Business Administration and Accounting from The Israeli College of Management.

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

Kobi Mann has served as our Chief Technology Officer since January 2020, prior to that he has held the position of VP Consumables & Application development since September 2017. Kobi Mann joined Kornit in 2004 as an R&D Chemist and has held core technology roles. As one of Kornit’s founders he brings over 17 years of experience in the field of Inkjet Technology. Kobi has played a critical role in the design and the execution of core projects and processes in the company. During his tenure at Kornit, he has managed and led R&D Chemistry, technology groups, transfer to production, Print heads and QA as well as lead Kornit’s Ink plant design. Prior to his executive, Kobi has held several managerial positions including Business Development of Consumables and Director of Global Application, an arena he established in Kornit. Kobi holds a B.Sc. Chemistry and Executive MBA – both from Bar Ilan University in Israel.

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

Stephen Nigro has served as a director of our company since August 2019, after having served as a strategic advisor to our company from April through August 2019. Mr. Nigro retired in early 2019 after 37 years at Hewlett–Packard, or HP, most recently serving as President of HP’s 3D printing business, where he created and scaled a new technology and business, serving as a driving force towards HP’s leadership in both the plastic and metal 3D printing markets. Mr. Nigro currently is a director at Desktop Metals (DM:NYSE). He also serves on the steering committee for the Oregon Business Council and is a Board member of iUrbanTeen, which promotes STEM education to underrepresented teens. Prior to heading HP’s 3D printing business, Mr. Nigro served as Senior Vice President of HP Imaging and Printing Business, where he was responsible for leading HP’s World Wide HP 2D printing business. Prior to that position, Mr. Nigro led the World Wide Inkjet and Graphics Business, which served the consumer, business, and Graphics segments, with both inkjet and LEP printing solutions. Mr. Nigro was involved in initiating several matters at HP, including: delivery of the first HP color inkjet solution to the market; setting up HP’s Inkjet Supplies operation in Singapore; development of HP’s first off-axis inkjet platform; HP’s move into the low-end consumer printing market, delivering a new low-end inkjet platform; creation and scaling of the HP Graphics printing business; the connected printing strategy introducing big data and a new Instant Ink business model; and the creation of the HP 3D printing business. Mr. Nigro spent time at HP’s locations in San Diego, California; Corvallis, Oregon; Singapore; Palo Alto; and Vancouver, Washington. Mr. Nigro holds a bachelor’s degree in mechanical engineering from the University of California at Santa Barbara and a master’s degree in electrical engineering from Stanford University.

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

Dov Ofer has served as a member of our board of directors since March 2015 and is a member of our audit and compensation committees. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high-tech sector and participated in different mergers and acquisitions within the industry. Currently, Mr. Ofer serves as chairman of Magen Eco-Energy RCA Ltd., Chairman of Scodix Ltd., Chairman of Stratasys Ltd. (Nasdaq: SSYS) and Director of Copprint. He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley in California.

Gabi Seligsohn has served as a member of our board of directors since March 2015. He also served as our Chief Executive Officer from April 2014 through July 2018, and led our successful IPO in April 2015. From August 2006 until August 2013, Mr. Seligsohn served as the President and Chief Executive Officer of Nova Measuring Instruments Ltd., (“Nova”) (NASDAQ: NVMI), a designer, developer and producer of optical metrology solutions. From 1998 until 2006, Mr. Seligsohn served in several leadership positions in Nova. Currently, Mr. Seligsohn also serves as a director of DSP Group Inc. (NASDAQ: DSPG), Radware (Nasdaq: RDWR) and Ion Acquisition fund (NYSE: IACA). Mr. Seligsohn was recently appointed (subject to shareholders’ approval), as Chairman of the board of directors of Augwind Energy Tech Storage Ltd. (TASE: AUGN). He also serves as a Director on the Board of privately owned PubPlus. In 2010, he was voted Chief Executive Officer of the year by the Israeli Institute of Management for hi-tech industries in the large company category. He holds an LL.B. from the University of Reading in Reading, England.

Arrangements Concerning Election of Directors; Family Relationships

Our board of directors consists of nine directors. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers or senior management members.

B.	Compensation

The aggregate compensation paid and equity-based compensation and other compensation expensed by us and our subsidiaries for our directors and executive officers with respect to the year ended December 31, 2020 was $3.8 million. The foregoing sum includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. As of December 31, 2020, options to purchase 181,003 ordinary shares, 86,231 restricted share units, or RSUs, and 16,494 Performance Share Units, or PSUs, granted to our directors and executive officers were outstanding under our share incentive plans, with a weighted average exercise price of $23.72 per share for the options. Certain of our officers receive a severance payment of up to four months’ of their base salary upon termination of their employment.

The following table presents the grant dates, number of options and RSUs, and related exercise prices and expiration dates of options and RSUs granted to our directors and executive officers for the year ended December 31, 2020:

Grant Date	Number of Options	Number of RSUs	Exercise Price (per Share) of Options	Expiration Date of Options
February 14, 2020		24,920
August 12, 2020	10,350	38,549	$57.79	August 12, 2030
August 14, 2020		6,392
December 3, 2020		1,843

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

Our directors are entitled to cash compensation as follows:

All of our non-employee directors receive annual fees and per-meeting fees for their service on our board and its committees as follows:

●	annual fees in an amount of $45,000, and $95,000 for the chairman; and

●	Committee Chair Retainer - Audit: $20,000; Compensation: $15,000; any other committee – up to $15,000.

●	Committee Member Retainer - Audit: $10,000; Compensation: $7,500; Any other committee: up to a maximum of $7,500.

In addition, commencing with our 2020 annual general meeting of shareholders, we provide for annual RSU grants to our non-employee directors. The number of RSUs granted to each director is linked to a fixed value— $115,000 to all non-employee directors. The actual number of RSUs to be granted each year with the foregoing $115,000 values is determined based on the closing price of our ordinary shares on the NASDAQ Global Select Market on the date of our annual shareholder meeting. Our RSU grant agreements for non-employee directors are subject to the following additional terms:

●	the RSUs are granted to each non-employee director as of the date of the annual shareholder meeting and on the date of each annual general meeting thereafter;

●	the RSUs vest in their entirety on the earlier of (x) the first anniversary of the grant or (y) the next annual general meeting of shareholders, provided the director continues to serve as a director of our company at such date;

●	the RSUs, to the extent then unvested, become fully vested (a) immediately prior to the consummation of a Change of Control (as defined under our 2015 Plan (described below)) in which the director is required to resign from or is otherwise terminated from the service as a director, or (b) upon termination of service of such director occurring immediately after the consummation of a Change of Control; and

●	the RSUs are otherwise subject to the terms of the 2015 Plan.

Executive Officer Compensation

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2020, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, variable compensation, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)

Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)
	(in thousands, US dollars)
Ronen Samuel, Chief Executive Officer	384	119	243	779	1,525
Guy Avidan, Global Business Line President	249	89	74	380	792
Jecka Glasman, Chief Commercial Officer	251	78	46	295	670
Chuck Meyo, President Kornit Digital North America, Inc.	275	26	241	76	618
Kobi Man, Chief Technology Officer	209	109	33	234	585

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.

(2)	All current executive officers listed in the table are our full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2020.

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4)	Amounts reported in this column refer to incentive and variable compensation payments which were paid or accrued with respect to 2020.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2020 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph (s) of Note 2 to our audited financial statements, which are included in “ITEM 18. Financial Statements” of this annual report.

2004 Share Option Plan

In May 2004 our board of directors adopted, and our shareholders approved our 2004 Share Option Plan, or the 2004 Plan. The 2004 Plan was amended on June 15, 2005. We no longer grant options under the 2004 Plan because it was superseded by the 2012 Plan, and, furthermore, as of December 31, 2020, no options are outstanding under the 2004 Plan.

2012 Share Incentive Plan

In October 2012, our board of directors adopted and our shareholders approved our 2012 Share Incentive Plan, or the 2012 Plan. The 2012 Plan replaced our 2004 Plan. We no longer grant options under the 2012 Plan because it was superseded by the 2015 Plan, although awards that were previously granted under the 2012 Plan remain outstanding. The 2012 Plan provides for the grant of options, restricted shares, restricted share units and other share-based awards to our and our subsidiaries’ and affiliates’ directors, employees, officers, consultants, advisors, and any other person whose services are considered valuable to us or our affiliates, to continue as service providers, to increase their efforts on our behalf or on behalf of our subsidiary or affiliate and to promote the success of our business. As of December 31, 2020, we had options to purchase 81,280 ordinary shares outstanding under the 2012 Plan.

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

As of December 31, 2020, we had options to purchase 605,176 ordinary shares, 799,385 unvested RSUs and 34,936 unvested PSUs outstanding under the 2015 Plan. After adding the increase to the 2015 Plan that was effective on January 1, 2020, we had 4,265,110 ordinary shares reserved for additional grants.

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

As a result of our election to be exempt from the external director requirement under the Companies Law, each of our directors (including our two directors who formerly served as external directors) is now assigned to one of the three, staggered classes of our board of directors, as follows:

(i)	the Class I directors are Alon Lumbroso, Dov Ofer and Yehoshua (Shuki) Nir, and their terms expire at our annual general meeting of shareholders to be held in 2022 and when their successors are elected and qualified;

(ii)	the Class II directors are Ofer Ben-Zur, Gabi Seligsohn and Lauri Hanover and their terms expire at our annual general meeting of shareholders to be held in 2023 and when their successors are elected and qualified; and

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

External Directors

Under the Companies Law, the boards of directors of companies whose shares are publicly traded, including companies with shares traded in the United States, are generally required to include at least two members who qualify as external directors. In August 2019, we elected to be governed by the exemption from maintaining external directors on our board under the Companies Law (as described above).

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

Consistent with the foregoing requirements, following the recommendation of our compensation committee, our board and our shareholders approved our compensation policy in July 2020 and August 2020, respectively. Following that approval, the compensation policy (in updated form, if applicable) will need to be recommended by the compensation committee and presented for the approval of the board and shareholders, every three years, in accordance with the requirements of the Companies Law.

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

Compensation Committee Role

Our board of directors has adopted a compensation committee charter that sets forth the responsibilities of the compensation committee, which include:

●	the responsibilities set forth in the compensation committee charter;

●	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

●	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

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

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. The Companies Law provides a broader definition of a controlling shareholder solely with respect to the provisions pertaining to related party transactions. For such purposes, a controlling shareholder is a shareholder that has the ability to direct the activities of a company, including by holding 50% or more of the voting rights in a company or by having the right to appoint the majority of the directors of the company or its general manager (chief executive officer), and furthermore, by holding 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. An extraordinary transaction between a public company and a controlling shareholder or in which a controlling shareholder has a personal interest and the terms of any compensation arrangement of a controlling shareholder who is an office holder or his relative, require the approval of a company’s audit committee (or compensation committee with respect to compensation arrangements), board of directors and shareholders, in that order. In addition, the shareholder approval must fulfil one of the following requirements:

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

As of December 31, 2020, we had 672 employees and subcontractors, with 376 located in Israel, 125 in the United States, 127 in Europe and 44 in Asia Pacific. The following table shows the breakdown of our workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of December 31,
Area of Activity	2018	2019	2020
Service	79	101	132
Sales and marketing	98	131	166
Manufacturing and operations	83	103	107
Research and development	115	128	164
General and administrative	69	84	103
Total	444	547	672

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2021 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of February 28, 2021 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

Unless otherwise noted below, each shareholder’s address is c/o Kornit Digital Ltd., 12 Ha’Amal Street, Rosh –Ha’Ayin 4809246, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

The percentages set forth below are based on 46,088,675 ordinary shares outstanding as of February 28, 2021.

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

Name	Number of Shares Beneficially Held		Percent
5% or Greater Shareholders
Wasatch Advisors Inc.(1)	4,511,525		9.8%
American Capital Management Inc. (2)	2,606,807		5.7%
Clal Insurance Enterprises Holdings Ltd. (3)	2,357,941		5.1%
Directors and Executive Officers
Yuval Cohen	*		*
Ofer Ben-Zur	*		*
Lauri Hanover	*		*
Alon Lumbroso	*		*
Stephen Nigro	*		*
Yehushua (Shuki) Nir	*		*
Dov Ofer	*		*
Gabi Seligsohn	*		*
Ronen Samuel	44,848		*
Omer Kulka	*		*
Kobi Mann	*		*
Jecka Glasman	*		*
Alon Rozner
All Directors and Executive Officers as a Group (13 persons)	*	(4)	*

*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)	As of December 31, 2020, based on an amendment to Schedule 13G filed by Wasatch Advisors Inc. with the SEC on February 11, 2021.

(2)	As of December 31, 2020, based on an amendment to Schedule 13G filed by American Capital Management Inc. with the SEC on February 16, 2021.

(3)	As of December 31, 2020, based on an amendment to Schedule 13G filed by Clal Insurance Enterprises Holdings Ltd., or Clal, with the SEC on February 16, 2021. Of the ordinary shares reported as beneficially owned by Clal, 2,337,975 shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions, and 19,966 are beneficially held for its own account. Consequently, Clal does not admit beneficial ownership of more than those 19,966 shares.

(4)	Consists of ordinary shares, options to purchase ordinary shares and RSUs that may be exercised or settled (as applicable) within 60 days of February 28, 2021.

Recent Significant Changes in the Percentage Ownership of Major Shareholders

Over the course of 2018, Fortissimo Capital (our former controlling shareholder) sold various amounts of ordinary shares, thereby reducing its beneficial ownership, and in December 2018, Fortissimo Capital sold all remaining 3,132,481 ordinary shares held by it in a secondary public offering.

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

In February 2021, each of Wasatch Advisors Inc. and Clal reported changes in its beneficial ownership as of the end of 2020, such that its beneficial ownership had changed to 9.8% and 5.1%, respectively, as of that time.

The beneficial ownership of our ordinary shares by American Capital Management Inc. has gone from 8.1% as of the end of 2018 and to 6.2% as of the end of 2019 to 5.7% as of the end of 2020.

Other than the foregoing, there have been no recent significant changes in the percentage ownership of major shareholders.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of March 11, 2021, there were two holders of record of our ordinary shares, of which one record holder, holding approximately 99.92% of our outstanding ordinary shares, had a registered address in the United States. These numbers are not representative of the number of beneficial holders of our shares, nor is it representative of where such beneficial holders reside, since all of these shares held of record in the United States were held through CEDE & Co., the nominee company of the Depository Trust Company, on behalf of hundreds of firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B.	Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, since January 1, 2020, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

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

Options, RSUs and PSUs

Since our inception we have granted options to purchase our ordinary shares to our officers and certain of our directors, and, commencing in 2018 (following approval by our shareholders), we began awarding annual RSU grants to our non-employee directors. Our option agreements may contain, and the terms of our RSU grants do contain, acceleration provisions upon certain merger, acquisition, or change of control transactions (in the case of the RSU grants, upon termination of, or resignation by, a non-employee director in connection with any such transaction or immediately thereafter). Our equity grant agreements for our officers also provide, in certain cases, for acceleration of vesting in the event of certain merger, acquisition, or change of control transactions. In 2020, we granted performance based RSUs, or PSUs, to our chief executive officer (as described below under “Compensation Arrangement for CEO”). We describe our equity incentive plans under “ITEM 6.B. Compensation”. If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the option plans), all options that are vested will generally remain exercisable for ninety days after such termination.

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

Compensation Arrangement for CEO

At our 2020 annual general meeting of shareholders, held in August 2020, our shareholders approved (following approval by our compensation committee and board of directors) the following updated compensation package for our chief executive officer (the “CEO”), Ronen Samuel:

Base Salary: NIS 1.32 million (approximately $375,000)
Target Annual Bonus (% Base Salary): 100%
Target Total Cash (Base + Bonus): $750,000
Long-Term Incentive/ Equity: $1,300,000 annually
Target Total Direct Compensation: $2,050,000

The compensation package includes the following specific elements:

(i)	Total Shareholder Return (TSR) PSUs: PSUs valued at approximately $650,000 are granted to the CEO annually.

●	The actual number of TSR PSUs to be granted each year with the foregoing $650,000 value are determined based on a valuation methodology generally used for such awards (e.g., Monte Carlo method) as of the date of the relevant annual shareholder meeting or as of the relevant anniversary of the date of the meeting.

●	The vesting of the TSR PSUs is dependent upon the performance of our TSR, as measured by our Company’s share price, relative to the performance of the S&P 500 index, which determination is made for a three year period of time, upon the three-year anniversary of each grant date, at which time the TSR PSUs either partially or fully vest (if the performance condition is met at or above the threshold level) or expire (if the performance condition is not met);

●	There is “double trigger” vesting and acceleration of vesting due to termination of the CEO in certain circumstances.

●	The actual payout on the TSR PSUs (i.e., how many vest), will be determined based on our performance relative to a payout curve, with threshold and maximum performance levels, whereby the payout can be anywhere from zero to in excess of the payout target, as follows:

Kornit TSR Percentile Rank	Payout (% of Target)*
< 35th Percentile	0%
35th Percentile	50% (Threshold)
55th Percentile	100% (Target)
75th Percentile	150% (Maximum)
> 75th Percentile	150%

*	subject to linear interpolation

(ii)	RSUs: RSUs valued at approximately $325,000 are granted to the CEO annually.

●	The actual number of RSUs to be granted each year with the foregoing $325,000 value is determined based on the volume-weighted average price (“VWAP”) of the ordinary shares over (a) the 30-day period preceding the shareholders’ meeting (for 2020) or (b) the 30-day period preceding each subsequent August 12 (for each subsequent year).

●	The RSUs vest over the course of a four-year period, with 25% of the RSUs vesting upon the first anniversary of the grant date and an additional 6.25% of the RSUs vesting upon the conclusion of each of the next 12 quarters, subject to the CEO’s continuous employment as CEO over those four years.

●	There is “double trigger” vesting and acceleration of vesting due to termination of the CEO in certain circumstances.

(iii)	Options: Options valued at approximately $325,000 (the number of options to be based on the binomial option pricing model applied on the date of the annual shareholder meeting or on the relevant anniversary of the date of the meeting, as applicable) are granted to the CEO annually.

●	the options have an exercise price equal to the closing sales price per share of our ordinary shares on the Nasdaq Global Select Market on the date of the meeting or on the anniversary of the date of the meeting (as applicable);

●	subject to Mr. Samuel’s continued employment as our CEO, the options vest over the course of a four-year period commencing on the grant date, with 25% of the options vesting upon the first anniversary of the grant date and an additional 6.25% of the options vesting upon the conclusion of each of the next 12 quarters, subject to the CEO’s continuous employment as CEO over those four years;

●	There is “double trigger” vesting and acceleration of vesting due to termination of the CEO in certain circumstances.

“Clawback” Condition

The compensation terms for our CEO are subject, in the case of annual bonus and long-term incentive/equity compensation, to a potential repayment obligation to our Company/ cancellation (as applicable), under certain circumstances, as described in our compensation policy.

Hedging/Pledging Restrictions

To ensure that the equity portion of our CEO’s compensation package serves solely to motivate our CEO to create value for our shareholders, our CEO is prohibited from creating “short” positions or engaging in other hedging activity with respect to our ordinary shares.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information.

A.	Statements and Other Financial Information

We have appended our financial statements at the end of this annual report, starting at page F-1, as part of this annual report.

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. Currently, and in the recent past, other than as described below, we are not and have not been a party to any legal proceedings, nor are there any legal proceedings (including governmental proceedings) pending or, to our knowledge, threatened against us, that our management believes, individually or in the aggregate, would have a significant effect on our financial position or profitability. We intend to defend against any claims to which we may become subject, and to proceed with any claims that we may need to assert against third parties, in a vigorous fashion.

Tax Dispute with ITA

We (along with our Israeli subsidiary) are currently subject to a tax audit by the ITA for the years 2013 to 2018. In respect of the years 2013-2014, we have been issued with a tax order, on which we appealed to the district court. The ITA also issued assessments for the years 2015 until 2018, on which we filed an objection, and the ITA has to determine whether to accept the objection or issue a tax order for the years 2015-2018 as well. For more information, please see the risk factor in Item 3.D above that begins “We may be subject to additional tax liabilities in the future as a result of audits of our tax returns.”

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

On March 17, 2021, the closing sales price of our ordinary shares on the NASDAQ Global Select Market was $102.31.

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

The Purchase Agreement provides for an “end of life” program. We are required to notify Amazon 12 months in advance if it intends to stop supporting one of the products or services supplied by us and to continue to manufacture the product or provide such service during the applicable period. Subject to certain exceptions, we are required to continue to supply ink in such quantities as Amazon requires for at least 36 months after the earlier of (1) the end of the term of the Purchase Agreement or (2) 18 months following the purchase of the last product sold pursuant to the Purchase Agreement. The Purchase Agreement requires us to make arrangements to ensure continuity of our supply of products if we do not comply with its requirements to supply the products or the services under the agreement or becomes insolvent. The Purchase Agreement also provides for penalties on a sliding scale in the case of late delivery or if our systems are unavailable for certain specific periods. There are no minimum spending commitments under the Purchase Agreement. The term of the Purchase Agreement is five years beginning on May 1, 2016 and extends automatically for additional one-year periods unless terminated by Amazon. The Purchase Agreement is subject to customary termination provisions, including material uncured breaches, insolvency or our acquisition by a competitor of Amazon. The Purchase Agreement may also be terminated by Amazon without cause subject to an agreed advance notice period.

Original Transaction Agreement and Warrant

Concurrently with the Purchase Agreement, we and Amazon entered into a Transaction Agreement, or the Original Transaction Agreement, pursuant to which we agreed to issue to an affiliate of Amazon a warrant, or the Original Warrant, to acquire up to 2,932,176 of our ordinary shares, or the Original Warrant Shares, at a purchase price of $13.03 per share, which is based on the preceding 30 trading day VWAP prior to the execution of the Transaction Agreement. The Warrant also provides for cashless exercise.

The shares underlying the Original Warrant are subject to vesting as a function of payments for purchased products and services of up to $150 million over a five-year period, with the shares vesting incrementally each time Amazon or its affiliates make a payment totaling $5 million to us. Amazon exercised the Original Warrant on a cashless (net) exercise basis in connection with our September 2020 public offering, resulting in the issuance to it, and the sale of, 1,689,942 ordinary shares in that offering. As of December 31, 2020, warrants to purchase 659,736 ordinary shares have vested and are exercisable under the Original Warrant.

The Original Warrant is exercisable through January 10, 2022. Upon the consummation of a change of control transaction (as defined in the Warrant), subject to certain exceptions, the unvested portion of the Warrant will vest in full and become fully exercisable.

The exercise price and the number of Warrant Shares issuable upon exercise of the Warrant are subject to customary anti-dilution adjustments.

The Transaction Agreement includes customary representations, warranties and covenants of our company and Amazon. The Transaction Agreement restricts any transfer of the Original Warrant except to a wholly owned subsidiary of Amazon and contains certain restrictions on Amazon’s ability to transfer the Original Warrant Shares, including to a beneficial owner of more than 5% of our outstanding ordinary shares, subject to customary exceptions. The Transaction Agreement also contains certain customary standstill restrictions with respect to an acquisition of our shares (other than an acquisition of the Warrant Shares), solicitation of proxies and other actions that seek to influence the control of our company. These standstill restrictions remain in effect until such time as the Warrant Shares held by Amazon or that remain unexercised under the Warrant represent less than 2% of our outstanding shares.

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

New Transaction Agreement and New Warrant

On September 14, 2020, we and Amazon entered into a new Transaction Agreement, or the New Transaction Agreement, pursuant to which we have agreed to issue to an affiliate of Amazon a warrant, or the New Warrant, to acquire up to 3,401,028 of our ordinary shares at a purchase price of $59.26 per share, which is based on the 30-trading day VWAP prior to the execution of the New Transaction Agreement. The New Warrant also provides for cashless (net) exercise.

The shares underlying the New Warrant are subject to vesting as a function of payments up to an aggregate of $400 million by Amazon and its affiliates over a five-year period for two different categories of product lines and services as follows:

	Existing Product Lines and Services	New Product Lines and Services
Purchased Amount	$250 million	$150 million
Maximum Number of Vesting Shares	1,943,445	1,457,583
Number of Vesting Shares per $5 Million Payment	38,869	48,587

“Existing” products refers to any product line that has been purchased by Amazon from Kornit before the date of the issuance of the New Warrant, for example, products from the Kornit Avalanche and the Kornit Atlas printing system family and related ink and spare parts. “New” products refers to any product line that has not been purchased by Amazon before the date of the issuance of the New Warrants and may be purchased by Amazon in the future. “New” products includes any future potential new applications that are printed using existing products. Neither the New Warrant nor the Purchase Agreement, as amended, contain any pricing terms or minimum purchase agreements for “New” products, and no “New” product has been qualified for use by Amazon.

The New Warrant is exercisable through the earlier of (1) January 10, 2027 and (2) the fifth anniversary of the date that all shares underlying under the Original Warrant are vested (i.e., the date on which Amazon and its affiliates have collectively made gross payments totaling $150 million to the Company or its affiliates in connection with invoices in respect of orders placed under the Purchase Agreement).

Upon the consummation of a change of control transaction (as defined in the New Warrant), subject to certain exceptions, the unvested portion of the New Warrant will vest in full and become fully exercisable.

The exercise price and the number of ordinary shares issuable upon exercise of the New Warrant are subject to customary anti-dilution adjustments.

The New Warrant also limits Amazon’s beneficial ownership to 4.999% of our outstanding shares unless Amazon waives this limit upon 61 days’ notice, in which case Amazon’s beneficial ownership is then limited to 9.999% of our outstanding shares.

The New Transaction Agreement includes customary representations, warranties and covenants of our company and Amazon. The New Transaction Agreement restricts any transfer of the New Warrant and ordinary shares thereunder, except under certain circumstances set forth in the New Transaction Agreement.

The New Transaction Agreement also contains certain customary standstill restrictions with respect to an acquisition of our shares (other than an acquisition of the shares underlying the Original Warrant and the New Warrant), solicitation of proxies and other actions that seek to influence the control of our company. These standstill restrictions remain in effect until such time as the shares issued under the New Warrant or that remain unexercised under the New Warrant represent less than 2% of our outstanding shares.

Underwriting Agreement for September 2020 Primary/Secondary Follow-On Offering

We entered into an underwriting agreement, dated September 16, 2020, with Amazon.com NV Investment Holdings LLC, or Amazon, as the selling shareholder, and Citigroup Global Markets Inc., Barclays Capital Inc. and Goldman Sachs & Co. LLC as representatives of the underwriters, for the underwritten primary and secondary public offering of 2,388,268 and 1,689,942 of our ordinary shares by our company and Amazon, respectively. We and Amazon received approximately $162 million and $92 million of net proceeds, respectively, before expenses, from that primary and secondary public offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Capital gain is generally subject to tax at the corporate tax rate (23% in 2018 and thereafter), if generated by a company, or at the rate of 25% if generated by an individual, or 30% in the case of sale of shares by a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive proceeds upon liquidation and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2020) unless the benefiting provisions of an applicable treaty applies.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends.

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 30% (if the recipient is a Substantial Shareholder at the time of receiving the dividend or at any time during the preceding 12 months) or 15% if the dividend is distributed from income attributed to a Benefited Enterprise and 20% with respect to a Preferred Enterprise, subject to certain conditions. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Substantial Shareholder or not) and 15% if the dividend is distributed from income attributed to a Benefited Enterprise or 20% if the dividend is distributed from income attributed to an Preferred Enterprise, or such reduced rate as may be provided under an applicable tax treaty (subject to the receipt of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate, or such lower tax rate as may be provided in an applicable tax treaty).

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

Excess Tax.

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 651,600 for 2020, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2020, and furthermore do not expect to be classified for the taxable year ending December 31, 2021. Because PFIC status must be determined annually based on tests which are factual in nature, our PFIC status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year and we do not intend to make a determination of our or any of our future subsidiaries’ PFIC status in the future. A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences described below with respect to owning our ordinary shares if we are classified as a PFIC for our taxable year ending December 31, 2021, provided that such U.S. Holder is eligible to make, and successfully makes, either a “mark-to-market” election or a qualified electing fund election described below for the taxable year in which its holding period begins.

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

Foreign Currency Exchange Risk

Due to our international operations, currency exchange rates impact our financial performance. In 2020, approximately 87% of our revenues were denominated in U.S. dollars, 10% of our revenues were denominated in Euros and 3% of our revenues were denominated in Great Britain Pounds. Conversely, in 2020, approximately 35% of our purchases of raw materials and components of our systems and ink and other consumables are denominated in either NIS or in NIS prices that are linked to U.S. dollars. Similarly, a majority of our operating costs, which are largely comprised of labor costs, are denominated in NIS, due to our operations in Israel. Accordingly, our results of operations may be materially affected by fluctuations in the value of the U.S. dollar relative to the NIS and the Euro.

The following table presents information about the changes in the exchange rates of the NIS and the Euro against the U.S. dollar:

	Change in Average Exchange Rate
Period	U.S. Dollar against the NIS (%)	U.S. Dollar against the Euro (%)
2018	(0.1)	(4.5)
2019	(0.8)	5.4
2020	(3.4)	(1.7)

The figures above represent the change in the average exchange rate in the given period compared to the average exchange rate in the immediately preceding period. Negative figures represent depreciation of the U.S. dollar compared to the NIS and positive figures represent appreciation of the U.S. dollar compared to the NIS. We estimate that a 10% increase or decrease in the value of the NIS against the U.S. dollar would have decreased or increased our net income by approximately and $(18 million) or $18 million in 2019, and $(10 million) or $12 million in 2020, respectively. We estimate that a 10% increase or decrease in the value of the Euro against the U.S. dollar would have increased or decreased our net income by approximately $2 million or $(1.5 million) in 2019 and $0.4 million or $(0.5) in 2020, respectively. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.

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

During 2019 and 2020, we entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in NIS.

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

Interest Rate Risk

Our investment strategy is to achieve a return that will allow us to preserve capital and maintain liquidity requirements. We invest primarily in debt securities, corporate debt securities. By policy, we limit the amount of credit exposure to any one issuer. As of December 31, 2018 and December 31, 2019, unrealized losses on our marketable debt securities were partially due to temporary interest rate fluctuations as a result of higher market interest rates compared to interest rates at the time of purchase. We account for both fixed and variable rate securities at fair value with changes on gains and losses recorded in Other Comprehensive Income until the securities are sold. As of December 31, 2020, we did not have any material losses on our marketable debt securities.

Other Market Risks

We do not believe that we have any material exposure to inflationary risks.

ITEM 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

A-D.	Not applicable

E.	Use of Proceeds

Initial Public Offering

There has been no change in the information regarding the use of proceeds from our IPO since the last annual report on Form 20-F that we filed in March 2020. Our operations generate positive cash flow, and, as such, we did not use any further proceeds from our IPO during the year ended December 31, 2020.

ITEM 15.	Controls and Procedures.

(a)	Disclosure Controls and Procedures

Our management evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2020. Based on their evaluation, our principal executive officer and principal financial officer concluded that as of December 31, 2020, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2020 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

(c)	Attestation report of the independent registered public accounting firm

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2020 is provided on page F-3, as included under Item 18 of this annual report.

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

We have adopted a code of ethics and business conduct applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of our company and is available to investors and others on our website at http://ir.kornit.com/ or by contacting our investor relations department. Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics and business conduct applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Report of Foreign Private Issuer on Form 6-K. Our Code of Ethics was updated on August 2020. No waiver provided by us during the fiscal year ended December 31, 2020.

ITEM 16C.	Principal Accountant Fees and Services.

Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, and other members of Ernst & Young Global for professional services for each of the last two fiscal years were as follows:

	Year Ended December 31, 2019		Year Ended December 31, 2020
	Amount	Percentage	Amount	Percentage
Audit fees	$519	64%	$565	63%
Audit-Related Fees	85	11%	21	2%
Tax Fees	100	16%	285	32%
All Other Fees	72	9%	25	3%

Total	$776	100%	$896	100%

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

●	Quorum requirement for shareholder meetings: As permitted under the Companies Law, pursuant to our articles, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, two shareholders, regardless of the voting power associated with their shares), instead of 33 1/3% of the issued share capital, as required under the NASDAQ Listing Rules.

●	Nomination of directors. With the exception of external directors (if applicable to us at the time) and directors elected by our board of directors due to vacancy, our directors are elected, in a staggered manner, by an annual meeting of our shareholders to hold office until the third annual meeting following their election. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors or otherwise, as required under the NASDAQ Listing Rules.

ITEM 16H.	Mine Safety Disclosure.

Not applicable.

PART III

ITEM 17.	Financial Statements.

Not applicable.

ITEM 18.	Financial Statements.

See pages F-1 through F-46 appended hereto.

ITEM 19.	Exhibits.

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Kornit Digital Ltd.(1)
2.1	Specimen ordinary share certificate of Kornit Digital Ltd.(2)
2.2	Description of ordinary shares of Kornit Digital Ltd.
4.1	Form of Indemnification Agreement(2)
4.2	2012 Share Incentive Plan(3)
4.3	2015 Incentive Compensation Plan(1)
4.4	Kornit Digital Ltd. Compensation Policy(4)
4.5	English summary of the Office and Parking Space Lease Agreement dated as of December 17, 2007, by and between the Registrant and Industrial Building Corporation Ltd. as amended by Addendum, dated 2007, Addendum to Lease Agreement, dated 2007, Addendum to Lease Agreement, dated March 8, 2012, Addendum to Lease Agreement, dated 2012, Addendum to Lease Agreement, dated December 19, 2012, Addendum to Lease Agreement, dated May 20, 2013, Addendum to Lease Agreement, dated January 12, 2014, Addendum to Lease Agreement, dated January 12, 2014, Addendum to Lease Agreement, dated December 27, 2015, Addendum to Lease Agreement, dated December 28, 2015, Addendum to the Lease Agreement dated October 17, 2017, Addendum dated February 21, 2018, Addendum to the Lease Agreement, dated April 23, 2018, Addendum to the Lease Agreement dated December 26, 2018, Addendum to the Lease Agreement, dated January 3, 2019, Addendum to the Lease Agreement dated September 16, 2019, Addendum to the Lease Agreement, dated November 28, 2019, Addendum to the Lease Agreement, dated June 28, 2020 and Addendum to the Lease Agreement, effective as of December 31, 2020 (not signed yet).
4.6	English summary of the Lease Agreement, dated March 25, 2010, by and between the Registrant and Benvenisti Engineering Ltd. as amended by Addendum to Lease Agreement, dated November 21, 2011, Addendum to Lease Agreement, dated September 16, 2014, Addendum to the Lease Agreement dated March 16, 2015, an Addendum to the Lease Agreement dated August 31, 2017, an Addendum to the Lease Agreement dated June 24, 2018 an Addendum to the Lease Agreement dated January 11, 2021 and an Addendum to Lease Agreement dated March 10, 2021.
4.7	OEM Supply Agreement, dated December 3, 2015, among the Registrant and FujiFilm Dimatix, Inc.†(5)
4.8	Manufacturing Services Agreement, dated May 2015, by and between the Registrant and Flextronics (Israel) Ltd.†(6)
4.9	English translation of Hebrew Original of Agreement, dated December 22, 2016 between the Registrant and B.G. (Israel) Technologies Ltd.†(7)
4.10.1	Master Purchase Agreement, dated January 10, 2017, between the Registrant and Amazon Corporate LLC†(8)
4.10.2	Amendment 1 to Master Purchase Agreement, effective March 1, 2017, between the Registrant and Amazon Corporate LLC*(9)
4.10.3	Amendment 2 to Master Purchase Agreement, effective January 1, 2018, between the Registrant and Amazon Corporate LLC*(10)
4.10.4	Amendment 3 to Master Purchase Agreement, effective June 29, 2018, between the Registrant and Amazon Corporate LLC*(11)
4.10.5	Amendment 4 to Master Purchase Agreement, effective January 1, 2020, between the Registrant and Amazon.com Services LLC* (12)
4.10.6	Amendment 5 to Master Purchase Agreement, effective September 1, 2020, between the Registrant and Amazon.com Services LLC*
4.10.7	Amendment 6 to Master Purchase Agreement, effective February 15, 2021, between the Registrant and Amazon.com Services LLC*
4.11	Transaction Agreement, dated January 10, 2017, between the Registrant and Amazon.com, Inc.(13)
4.12	Warrant to Purchase Ordinary Shares, dated January 10, 2017, issued to Amazon.com NV Investment Holdings LLC(14)
4.13	Transaction Agreement, dated September 14, 2020, between the Registrant and Amazon.com, Inc.(15)
4.14	Warrant to Purchase Ordinary Shares, dated September 14, 2020, issued to Amazon.com NV Investment Holdings LLC(16)
4.15	Lease, dated December 2017, between Kornit Digital North America, Inc. and Bonanno Real Estate Group I, L.P. (17)
4.16	English translation of Development Contract, dated November 26, 2018, by and between the Registrant and the Israel Lands Authority(18)

4.17	Manufacturing Services Agreement, dated as of February 26, 2019, by and between the Registrant and Sanmina-SCI Israel Medical Systems Ltd.(19)*
8.1	List of subsidiaries of the Registrant
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm.
101	The following financial information from Kornit Digital Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2020 formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2019 and 2020; (ii) Consolidated Statements of Operations for the years ended December 31, 2018, 2019 and 2020; (iii) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2018, 2019 and 2020; (iv) Statements of Shareholders’ Equity for the years ended December 31, 2018, 2019 and 2020; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2019 and 2020; (v) Notes to Consolidated Financial Statements, tagged as blocks of text; and (vi) Cover Page Interactive Data File.
104	Inline Cover Page Interactive Data File (included in Exhibit 101).

(1)	Previously filed with the SEC on March 18, 2015 as exhibit to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(2)	Previously filed with the SEC on March 10, 2015 as an exhibit to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(3)	Previously filed with the SEC on February 25, 2015 as an exhibit to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(4)	Previously furnished to the SEC on July 2, 2020 as Annex A to Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(5)	Previously filed with the SEC on April 14, 2016 as Exhibit 4.9 to Amendment No. 1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated by reference herein.
(6)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(7)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(8)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(9)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.10.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(10)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.10.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(11)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.10.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(12)	Previously filed with the SEC on September 14, 2020 as Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(13)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(14)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(15)	Previously filed with the SEC on September 14, 2020 as Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(16)	Previously filed with the SEC on September 14, 2020 as Exhibit 4.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(17)	Previously filed with the SEC on March 20, 2018 as Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.
(18)	Previously filed with the SEC on March 26, 2019 as Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2018 and incorporated by reference herein.
(19)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.

†	Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 406 under the Securities Act of 1933 as amended or Rule 24b-2 under the Securities Exchange Act of 1934, as amended, as applicable.

*	Portions of this exhibit have been omitted in accordance with the rules of the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KORNIT DIGITAL LTD.

By:	/s/ Alon Rozner
Name:	Alon Rozner
Title:	Chief Financial Officer

Date: March 25, 2021

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kornit Digital Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kornit Digital Ltd. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 25, 2021 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

Inventory Valuation

Description of the Matter

The Company’s inventories totaled $52.5 million as of December 31, 2020. As explained in Note 2 to the consolidated financial statements, the Company assesses the value of all inventories, including raw materials, finished goods and spare parts, in each reporting period. Obsolete inventory or inventory in excess of management’s estimated usage requirement is written down to its estimated net realizable value if those amounts are determined to be less than cost.

Auditing management’s estimates for excess and obsolete inventory involved subjective auditor judgment because the estimates are highly judgmental and rely on a number of factors that are affected by market and economic conditions outside the Company’s control. In particular, the obsolete and excess inventory calculations are sensitive to significant assumptions, including demand for the Company’s products and expected Company’s sales growth.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company’s excess and obsolete inventory reserve process. This included management’s assessment of the assumptions and data underlying the excess and obsolete inventory valuation.

Our substantive audit procedures included, among others, evaluating the significant assumptions stated above and the accuracy and completeness of the underlying data management used to value excess and obsolete inventory. We compared the on-hand inventories levels to customer historical demand and sales forecasts, considering technological changes and introduction of new products. We also assessed the historical accuracy of management’s estimates and performed sensitivity analyses over the significant assumptions to evaluate the changes in the obsolete and excess inventory estimates that would result from changes in the underlying assumptions.

Acquisition accounting for Custom Gateway business combination

Description of the Matter

As described in Note 1.e and 3.b to the consolidated financial statements, on August 7, 2020, the Company acquired 100% of the outstanding common shares and voting rights of Custom Gateway for a net consideration of $16.9 million (the “Custom Gateway Acquisition”). The Custom Gateway Acquisition was accounted for as a business combination in accordance with ASC 805 “Business Combinations”.

Auditing the Company’s accounting for the Custom Gateway Acquisition was complex and required subjective auditor judgment due to the significant estimation uncertainty involved in the Company’s determination of the fair value of identified intangible assets of $5.1 million, which principally consisted of developed technology (“the Developed Technology”). The significant estimation was primarily due to the complexity of the valuation model used to measure the fair value of the Developed Technology, as well as the sensitivity of the respective fair value to the underlying significant assumptions. The Company used a discounted cash flow model to measure the Developed Technology. The significant assumptions used to estimate the fair value of the Developed Technology included discount rates, revenue growth rates and profitability margins. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the recognition and measurement of the Developed Technology, including the Company’s controls over the valuation models and underlying assumptions and data used to develop such estimates.

To test the estimated fair value of the Developed Technology, we performed audit procedures that included, among others, evaluating the Company’s selection of the valuation models, significant assumptions used by the Company’s valuation specialist and evaluating the completeness and accuracy of the underlying data. Specifically, when assessing the key assumptions effecting the Developed Technology, we evaluated the forecasted revenue, discount rate, market benchmarks assumptions and long-term revenue growth rates. For example, our valuation specialists performed independent comparative calculations to estimate the acquired entity’s weighted average cost of capital. Additionally, we compared the Company’s revenue growth rates to historical actuals and to selected guideline company growth rates in the industry. Our valuation specialists also assisted with the evaluation of the model used by the Company.

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company’s auditor since 2012.

Tel-Aviv, Israel

March 25, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kornit Digital Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Kornit Digital Ltd and subsidiaries’ internal control over financial reporting as of December 31, 2020 and 2019, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Kornit Digital Ltd and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020, and 2019, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated March 25, 2021 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

Tel-Aviv, Israel

March 25, 2021

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2020	2019

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$125,777	$40,743
Short-term bank deposits	224,804	95,000
Marketable securities	13,718	32,567
Trade receivables, net	51,566	40,510
Inventories	52,487	37,477
Other accounts receivable and prepaid expenses	9,178	6,985

Total current assets	477,530	253,282

LONG-TERM ASSETS:
Marketable securities	71,636	95,393
Deposits and other long-term assets	395	356
Severance pay fund	337	301
Deferred taxes	5,096	7,781
Property, plant and equipment, net	29,255	17,489
Operating lease right-of-use assets	21,053	22,806
Intangible assets, net	7,221	2,494
Goodwill	16,466	5,564

Total long-term assets	151,459	152,184

Total assets	$628,989	$405,466

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31,
	2020	2019

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$32,016	$23,449
Employees and payroll accruals	15,022	9,165
Deferred revenues and advances from customers	27,019	2,688
Operating lease liabilities	3,957	3,902
Other payables and accrued expenses	11,613	6,373

Total current liabilities	89,627	45,577

LONG TERM LIABILITIES:
Accrued severance pay	1,214	1,035
Operating lease liabilities	18,688	19,231
Other long-term liabilities	443	1,320

Total long-term liabilities	20,345	21,586

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 200,000,000 shares at December 31, 2020 and 2019, respectively; Issued and Outstanding: 45,988,613 shares and 40,684,340 shares at December 31, 2020 and 2019 respectively	121	105
Additional paid in capital	488,208	304,617
Accumulated other comprehensive income	2,733	843
Retained earnings	27,955	32,738

Total shareholders’ equity	519,017	338,303

Total liabilities and shareholders’ equity	$628,989	$405,466

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended December 31,
	2020	2019	2018

Revenues:
Products	$164,918	$156,594	$125,729
Services	28,413	23,272	16,644

Total revenues	193,331	179,866	142,373

Cost of revenues:
Products	75,040	71,057	53,303
Services	30,490	26,733	19,201

Total cost of revenues	105,530	97,790	72,504

Gross profit	87,801	82,076	69,869

Operating expenses:
Research and development, net	31,464	22,407	21,912
Sales and marketing	36,405	33,573	25,596
General and administrative	26,661	18,498	16,436
Restructuring	-	-	321

Total operating expenses	94,530	74,478	64,265

Operating income (loss)	(6,729)	7,598	5,604

Finance income, net	3,498	3,313	1,433

Income (loss) before taxes on income (tax benefit)	(3,231)	10,911	7,037
Taxes on income (tax benefit)	1,552	744	(5,392)

Net income (loss)	$(4,783)	$10,167	$12,429

Basic earnings (losses) per share	$(0.11)	$0.27	$0.36

Diluted earnings (losses) per share	$(0.11)	$0.26	$0.35

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018

Net income (loss)	$(4,783)	$10,167	$12,429

Other comprehensive income (loss):

Change in unrealized gains (losses) on marketable securities:
Unrealized gains (losses) arising during the period, net of taxes on income (tax benefit) of $158, $93 and $(72), respectively	1,946	1,140	(848)
Losses (gains) reclassified into net income (loss), net of taxes on income (tax benefit) of $(38), $(20) and $36, respectively	(465)	(251)	441

Net change	1,481	889	(407)

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) arising during the period, net of taxes on income (tax benefit) of $23, $10 and $(14), respectively	285	130	(223)
Losses (gains) reclassified into net income (loss), net of taxes on income (tax benefit) of $(24), $(2) and $7, respectively	(294)	(28)	85

Net change	(9)	102	(138)

Foreign currency translation adjustment	418	90	6

Total other comprehensive income (loss), net of tax	1,890	1,081	(539)

Comprehensive income (loss)	$(2,893)	$11,248	$11,890

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS’ EQUITY
U.S. dollars in thousands, except share data

	Ordinary shares
	Number of shares outstanding	Amount	Additional paid in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total Shareholders’ equity

Balance at January 1, 2018	34,124,223	$86	$140,170	$301	$10,142	$150,699

Exercise of options and vesting of restricted stock units	940,977	3	6,422	-	-	6,425
Share-based compensation	-	-	5,546	-	-	5,546
Warrants to customers	-	-	4,576	-	-	4,576
Other comprehensive loss	-	-	-	(539)	-	(539)
Net income	-	-	-	-	12,429	12,429

Balance at December 31, 2018	35,065,200	89	156,714	(238)	22,571	179,136

Issuance of ordinary shares in a secondary offering, net of issuance costs in an amount of $669	4,991,000	14	130,296	-	-	130,310
Exercise of options and vesting of restricted stock units	628,140	2	5,899	-	-	5,901
Share-based compensation	-	-	6,614	-	-	6,614
Warrants to customers	-	-	5,094	-	-	5,094
Other comprehensive income	-	-	-	1,081	-	1,081
Net income	-	-	-	-	10,167	32,738

Balance at December 31, 2019	40,684,340	105	304,617	843	32,738	338,303

Issuance of ordinary shares in a secondary offering, net of issuance costs in an amount of $739	4,689,941	14	162,531	-	-	162,545
Exercise of options and vesting of restricted stock units	614,332	2	5,658	-	-	5,660
Share-based compensation	-	-	10,036	-	-	10,036
Warrants to customers	-	-	5,366	-	-	5,366
Other comprehensive income	-	-	-	1,890	-	1,890
Net loss	-	-	-	-	(4,783)	(4,783)

Balance at December 31, 2020	45,988,613	121	488,208	2,733	27,955	519,017

The accompanying notes are an integral part of the consolidated financial statements.

 KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	December 31,
	2020	2019	2018
Cash flows from operating activities:
Net income (loss)	$(4,783)	$10,167	$12,429
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,711	4,441	4,965
Fair value of warrants deducted from revenues	5,366	5,094	4,576
Share based compensation	10,036	6,614	5,546
Amortization of premium and accretion of discount on marketable securities, net	395	(112)	388
Realized loss (gain) on sale of marketable securities	(503)	(271)	480
Change in operating assets and liabilities:
Trade receivables, net	(9,529)	(18,617)	1,069
Inventory	(15,827)	(4,183)	4,037
Deposits and long-term assets	54	386	(121)
Other accounts receivables and prepaid expenses	(2,333)	(1,204)	(3,135)
Deferred taxes	2,177	(5)	(6,665)
Operating leases right-of-use assets	(56)	(571)	-
Trade payables	6,864	6,032	4,394
Employees and payroll accruals	6,366	1,423	1,621
Deferred revenues and advances from customers	24,286	(921)	1,981
Operating lease liabilities	1,321	898	-
Other payables and accrued expenses	4,822	1,708	548
Accrued severance pay, net	143	26	(1)
Other long-term liabilities	(877)	(136)	867
Loss from sale and disposal of property, plant and equipment	139	23	-
Foreign currency translation gain (loss) on intercompany balances with foreign subsidiaries	(362)	212	389

Net cash provided by operating activities	32,410	11,004	33,368

Cash flows from investing activities:
Purchase of property, plant and equipment	(13,489)	(5,416)	(7,294)
Acquisition of intangible assets and capitalization of software development costs	(121)	(1,337)	-
Proceeds from sale of property, plant and equipment	4	3	-
Cash paid in connection with acquisition, net of cash acquired	(15,535)	(4,715)	-
Investment in short-term bank deposits	(129,804)	(90,000)	(500)
Proceeds from sale marketable securities	58,532	34,497	40,635
Proceeds from maturity of marketable securities	21,706	3,000	6,564
Investment in marketable securities	(35,923)	(115,529)	(22,723)

Net cash provided by (used in) investing activities	(114,630)	(179,497)	16,682

Cash flows from financing activities:
Proceeds from public offering, net of issuance costs	161,981	129,710	-
Exercise of employee stock options	5,660	5,901	6,425
Payments related to shares withheld for taxes	(596)	(177)	-
Payment of contingent consideration	-	(303)	(900)

Net cash provided by financing activities	167,045	135,131	5,525

Foreign currency translation adjustments on cash and cash equivalents	209	(27)	(72)
Increase (decrease) in cash and cash equivalents	85,034	(33,389)	55,503
Cash and cash equivalents at the beginning of the period	40,743	74,132	18,629

Cash and cash equivalents at the end of the period	$125,777	$40,743	$74,132

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Supplemental disclosure of cash flow information

Cash paid during the year for income taxes	$1,028	$353	$1,797

Non-cash investing and financing activities:
Property, plant and equipment acquired by credit	$1,904	$920	$222

Property and equipment transferred to be used as inventory	$115	$-	$-

Inventory transferred to be used as property, plant and equipment	$990	$-	$591

Lease liabilities arising from obtaining right-of-use assets	$2,929	$9,640	$-

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Kornit Digital Ltd. (the “Company”) was incorporated in 2002 under the laws of the State of Israel. The Company and its subsidiaries develop, design and market digital printing solutions for the global printed textile industry. The Company’s and its subsidiaries’ solutions are based on their proprietary digital textile printing systems, ink and other consumables, associated software and value-added services.

b.	The Company established wholly owned subsidiaries in Israel, the United States, Germany, Hong Kong, the United Kingdom and Japan. The Company’s subsidiaries are engaged primarily in services, sales, and marketing, except for the Israeli subsidiary which is engaged primarily in research and development and manufacturing.

c.	The Company depends on four major suppliers to supply certain components for the production of its products. If one of these suppliers fails to deliver or delays the delivery of the necessary components, the Company will be required to seek alternative sources of supply. A change in these suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company’s results of operations and financial position.

d.	On June 18, 2019, the Company closed a follow on and secondary offering where 4,991,000 ordinary shares were sold in the transaction to the public. The aggregate net proceeds received by the Company from the offering were $129,710, net of underwriting discounts, commissions and offering expenses.

e.	On August 7, 2020, the Company has closed a share purchase agreement with Custom Gateway Limited (“Custom Gateway”), an innovative technology provider of cloud-based software workflow solutions for on-demand production business models. Under the agreement the Company purchased 100% of Custom Gateway’s shares for a total consideration of $16,884 (see note 3).

f.	On September 16, 2020, the Company closed a follow on and secondary offering where 4,689,941 ordinary shares were sold in the transaction to the public. The aggregate net proceeds received by the Company from the offering were $161,981, net of underwriting discounts, commissions and offering expenses.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

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

On an ongoing basis, the Company’s management evaluates estimates, including those related to intangible assets and goodwill, tax assets and liabilities, fair values of stock-based awards, inventory write-offs, warranty provision, allowance for credit loss and provision for rebates and returns. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

In 2020 the Company adopted ASU 2016-13, Topic 326 “Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments” which modifies the other than temporary impairment model for available for sale debt securities. The guidance requires the Company to determine whether a decline in fair value below the amortized cost basis of an available for sale debt security is due to credit related factors or noncredit related factors. A credit related impairment should be recognized as an allowance on the balance sheet with a corresponding adjustment to earnings, however, if the Company intends to sell an impaired available for sale debt security or more likely than not would be required to sell such a security before recovering its amortized cost basis, the entire impairment amount would be recognized in earnings with a corresponding adjustment to the security’s amortized cost basis.

The Company did not recognize an allowance for credit losses on marketable securities as the expected losses were not material for the year ended December 31, 2020. No impairment was recorded for the years ended December 31, 2019 and 2018.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Inventories:

Inventories are measured at the lower of cost or net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Inventory write-off is measured as the difference between the cost of the inventory and net realizable value and is charged to the cost of sales.

Cost of inventories is determined as follows:

Raw materials and components - on the basis of weighted average cost.

Finished products - on the basis of average costs of materials, and other direct manufacturing cost.

Inventory write offs have been provided to cover risks arising from slow-moving items, technological obsolescence and excess inventories according to revenue forecasts.

During the years ended December 31, 2020, 2019 and 2018, the Company recorded inventory write offs in a total amount of $5,000, $2,624 and $1,759, respectively.

h.	Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and accumulated impairment losses. Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%
Office furniture and equipment	7 - 20
Computer and peripheral equipment	33
Machinery and equipment	7 - 33
Leasehold improvements	*)
Building and land	**)

*)	Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

**)	Building and land consist of land and a new ink manufacturing plant. In September 2018 the company purchased the land which includes long-term leasehold rights, with lease term of 98 years. As of December 31, 2020, the ink manufacturing plant is under construction. Depreciation of the manufacturing plant will begin upon completion of its construction.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Business combinations:

The Company accounts for business combinations in accordance with ASC No. 805, “Business Combinations” (“ASC No. 805”). ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. The excess of the fair value of the purchase price over the fair values of the identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Acquisition related costs are expensed to the statement of operations in the period incurred.

j.	Goodwill and other intangible assets:

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Under ASC No. 350, “Intangibles – Goodwill and other” (“ASC No. 350”), goodwill is not amortized but rather is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Company elected to perform an annual impairment test of goodwill as of December 31 of each year, or more frequently if impairment indicators are present.

The Company operates in one operating segment and this segment comprises the only reporting unit. The goodwill impairment test is performed according to the following principles:

1.	An initial qualitative assessment may be performed to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount.

2.	If the Company concludes it is more likely than not that the fair value of the reporting unit is less than its carrying amount, a quantitative fair value test is performed. An impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized.

During the years ended December 31, 2020, 2019 and 2018, no impairment of goodwill has been identified.

Acquired identifiable finite-lived intangible assets are amortized on a straight-line basis or accelerated method over the estimated useful lives of the assets. The basis of amortization approximates the pattern in which the assets are utilized, over their estimated useful lives. The Company routinely reviews the remaining estimated useful lives of finite-lived intangible assets. In case the Company reduces the estimated useful life for any asset, the remaining unamortized balance is amortized or depreciated over the revised estimated useful life.

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

During the years ended December 31, 2020, 2019 and 2018, no impairment losses were recorded.

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

Revenues from products, which consist of systems and consumables, are recognized at the point of time when control has transferred, in accordance with the agreed-upon delivery terms. Revenues from services are derived mainly from the sale of print heads, spare parts, upgrade kits, sale of service contracts and software subscriptions. The Company’s print heads, spare parts and upgrade kits revenues (collectively “Spare parts”) are recognized at the point of time when control has transferred, in accordance with the agreed-upon delivery terms. Service contracts and software subscriptions are recognized over time, on a straight-line basis, over the period of the service.

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

The Company periodically provides customer incentive programs in the form of product discounts, volume-based rebates and warrants (see also note 10g), which are accounted for as a variable consideration that are deducted from revenue in the period in which the revenue is recognized. These reductions to revenue are made based upon reasonable and reliable estimates that are determined according to historical experience and the specific terms and conditions of the incentive.

Although, in general, the Company does not grant rights of return, there are certain instances where such rights are granted. The Company maintains a provision for returns which is estimated, based primarily on historical experience as well as management judgment, and is recorded as reduction of revenue. Such provision amounted to $1,759 and $721 as of December 31, 2020 and 2019, respectively and is included in accrued expenses and other current liabilities in the consolidated balance sheet.

Contract liabilities include amounts received from customers for which revenue has not yet been recognized. Contract liabilities amounted to $27,156 and $2,867 as of December 31, 2020 and 2019, respectively and are presented under deferred revenues and advances from customers and other long-term liabilities. During the year ended December 31, 2020, the Company recognized revenues in the amount of $2,404 which have been included in the contract liabilities at January 1, 2020.

In cases where the Company’s customers trade-in old systems as part of sales of new systems, the fair value of the old systems is recorded as inventory, provided that such value can be determined.

Revenue disaggregated by revenue source consists of the following:

	Year ended December 31,
	2020	2019	2018

Systems	$87,769	$91,353	$65,825
Ink and consumables	77,149	65,241	59,904
Services	17,521	16,884	12,377
Service contracts and software subscriptions	10,892	6,388	4,267

Total revenue	$193,331	$179,866	$142,373

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table presents revenue disaggregated by geography based on customer location:

	Year ended December 31,
	2020	2019	2018

US	$124,375	$100,457	$77,652
EMEA	45,859	48,810	45,195
Asia Pacific	14,211	22,101	15,572
Other	8,886	8,498	3,954

Total revenue	$193,331	$179,866	$142,373

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

The following table represents the remaining performance obligations as of December 31, 2020, which are expected to be satisfied and recognized in future periods:

	2021	2022	2023 and thereafter

Products	$25,178	$-	$-
Services	5,529	1,209	344

Total	$30,707	$1,209	$344

m.	Shipping and Handling:

Shipping and handling fees charged to the Company’s customers are recognized as revenue in the period shipped and the related costs for providing these services are recorded as a cost of revenues. Revenues from shipping in the years ended December 31, 2020, 2019 and 2018 were $3,450, $1,639 and $1,702, respectively.

n.	Cost of revenues:

Cost of revenues is comprised mainly of cost of systems and ink production, employees’ salaries and related costs, allocated overhead expenses, import taxes, inventory write offs, royalties and shipping and handling fees.

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

The followings are the changes in the liability for product warranty from January 1, 2019 to December 31, 2020:

Balance at January 1, 2019	$2,237

Provision for warranties issued during the year	2,977
Reduction for payments and costs to satisfy claims	(3,600)

Balance at December 31, 2019	$1,614

Provision for warranties issued during the year	3,287
Reduction for payments and costs to satisfy claims	(3,251)

Balance at December 31, 2020	$1,650

p.	Research and development expenses, net:

Research and development expenses, net of government grants, are charged to the statement of operations, as incurred, except for development expenses which are capitalized as described in note 2q.

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

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock options awards with the following assumptions for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
	2020	2019	2018

Suboptimal exercise multiple	1.5	1.0-1.5	1.0-1.5
Risk free interest rate	0.1%-0.5%	1.5%-2.7%	2.0%-3.1%
Volatility	52%	47%-48%	47%-51%
Dividend yield	0%	0%	0%

The expected volatility is based on volatility of the Company’s share price upon actual historical stock price movements. The computation of the suboptimal exercise multiple based on empirical studies, the early exercise factor of public companies is approximately 150% for managers and 100% for other employees. The interest rate for period within the contractual life of the award is based on the U.S. Treasury Bills yield curve in effect at the time of grant. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

The fair value of each restricted stock unit (“RSU”) including performance based RSU is the market value as determined by the closing price of the common share prior to the day of grant.

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

The Company uses derivative financial instruments, specifically foreign currency forward and option contracts, to manage exposure to foreign currency risks, by hedging a portion of the Company’s forecasted payroll and related expenses denominated in New Israeli Shekels expected to incur within a year. The effect of exchange rate changes on foreign currency hedging contracts is expected to partially offset the effect of exchange rate changes on the underlying hedged item.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains or losses from contracts that were not designated as hedging instruments are recognized in “financial income, net”.

The Company measured the fair value of these contracts in accordance with ASC No. 820, “Fair Value Measurements and Disclosures” (“ASC No. 820”), and they were classified as level 2 of the fair value hierarchy.

1.	Derivative instruments notional amounts:

The following table summarizes the notional amounts for hedged items, when transactions are designated as hedge accounting:

	December 31,
	2020	2019

Cash flow hedge	$-	$6,399

2.	Derivative instrument outstanding:

As of December 31, 2020 and 2019, the fair value of the Company’s outstanding forward and option contracts amounted to $0 and $16 which is included within “Other accounts receivable and prepaid expenses” on the balance sheets.

3.	Derivative instrument gains and losses

During the year ended December 31, 2020, 2019 and 2018, the Company recorded pretax income (expenses) of $(5), $16 and $(21), respectively from derivatives instruments.

The Company’s outstanding derivatives designated as cash flow hedging instruments and their related gains and losses, are reported in the statement of cash flows as cash flows from operating activities.

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is less than 12 months.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Advertising:

Advertising costs are charged to operations as incurred and were $2,273, $1,981 and $1,077 for the years ended December 31, 2020, 2019 and 2018, respectively.

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

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located in the United States, Europe and Asia Pacific. The Company performs ongoing credit evaluations of its customers. In certain circumstances, the Company may require from its customers letters of credit, other collaterals or additional guarantees. The allowance for credit loss is based on the Company’s assessment of historical collection experience, customer creditworthiness, current and future economic and market conditions. The Company regularly reviews the adequacy of the allowance for credit loss based on a combination of factors, including an assessment of the current customer’s aging balance, the nature and size of the customer and the financial status of the customer. Accounts receivable deemed uncollectable are charged against the allowance for credit loss when identified. The allowance of credit loss as of December 31, 2020 amounted to $23.

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

Severance expenses for the years ended December 31, 2020, 2019 and 2018 were $2,250, $1,808 and $1,483 respectively.

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

The total number of shares related to the outstanding options and RSU’s excluded from the calculation of diluted earnings per share due to their anti-dilutive effect was 536,359 and 884,028 for the years ended December 31, 2019 and 2018, respectively. For the year ended December 31, 2020, all outstanding options and unvested RSU’s have been excluded from the calculation of the diluted earnings per share since their effect was anti-dilutive.

bb.	Recently adopted accounting standard:

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The FASB subsequently issued amendments to ASU 2016-13, which have the same effective date and transition date of January 1, 2020. This standard requires entities to estimate an expected lifetime credit loss on financial assets ranging from short-term trade receivable to long-term financial investments and report credit losses using an expected losses model rather than the incurred losses model that was previously used, and establishes additional disclosures related to credit risks.

For marketable securities with unrealized losses, the standard eliminates the concept of other-than-temporary impairments and requires allowances to be recorded instead of reducing the amortized cost of the investment.

ASU 2016-13 limits the amount of credit losses to be recognized for marketable securities to the amount by which carrying value exceeds fair value and requires the reversal of previously recognized credit losses if fair value increases.

The Company adopted Topic 326 effective January 1, 2020. Based on the composition of the Company’s trade receivables and marketable securities, current economic conditions and historical credit loss activity, the adoption of this standard did not have a material impact on the Company’s consolidated financial statements. The Consolidated Financial Statements for the year ended December 31, 2020 are presented under the new standard, while comparative periods presented are not adjusted and continue to be reported in accordance with the Company’s historical accounting policy.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITIONS

a.	Hirsh:

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

The purchase price allocation for the acquisition has been determined at the follows:

	Fair value	Amortization period (years)
Tangible assets
Inventory	$3,353

Intangible assets:
Customer relationships *)	890	5.9
Goodwill	471	Infinite

Total purchase price	$4,715

(*)	Customer relationships represent the underlying relationships and agreements with Hirsch’s installed customer base and are amortized over the useful life of the agreements using accelerated method.

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

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITIONS (Cont.)

b.	Custom Gateway:

On August 7, 2020, the Company, through its wholly owned subsidiary Kornit Digital United Kingdom, acquired all the outstanding shares of Custom Gateway, a leading global provider of cloud-based software workflow solutions for both B2B and B2C business models. Under the related acquisition agreement, the total consideration was $16,884. In addition, the Company incurred acquisition-related costs in a total amount of $648. Acquisition-related costs include legal, accounting, consulting fees and other external costs directly related to the acquisition.

Custom Gateway offers a cloud-based platform that enables content sourcing, creation, management and display at the front end. An order management system captures orders and uses proprietary algorithms to direct them to the appropriate production site. On the production floor, orders are routed and managed to facilitate efficient on-demand production on a mass scale. The technology enables customers to realize the full efficiency, scalability and profitability benefits of digitization by seamlessly connecting the front end, whether online or storefront, to the most suitable back-end element, such as on-demand production and logistics operations.

The Company believes this acquisition will strategically accelerate its broad-scale development effort and strengthen its value proposition for brands, retailers and fulfillers in the area of digital transformation. The Company expects the combination of Custom Gateway software workflow portfolio with its existing and future technologies to bring to the market an end-to-end solution for on-demand production.

The purchase price allocation for the acquisition has been determined at the follows:

	Fair value	Amortization period (years)
Tangible assets (liabilities):
Cash	$1,349
Accounts receivables and other receivables	761
Property and equipment	53
Trade payable and other payables	(1,054)
Deferred tax liabilities, net	(952)

Intangible assets:
Technology	5,116	8
Non-competition *)	709	3
Goodwill	10,902	Infinite

Total purchase price	$16,884

Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company’s consolidated statements of operations.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS

The following is a summary of marketable securities:

	December 31, 2020
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Matures within one year:
Corporate debentures	$13,106	$210	$-	$13,316
Government debentures	402	-	-	402

	13,508	210	-	13,718
Matures after one year through three years:
Corporate debentures	63,611	1,815	(3)	65,423
Government debentures	6,145	79	(11)	6,213

	69,756	1,894	(14)	71,636

Total	$83,264	$2,104	$(14)	$85,354

	December 31, 2019
	Amortized Cost	Gross unrealized gain	Gross unrealized loss	Fair value
Matures within one year:
Corporate debentures	$27,624	$24	$(11)	$27,637
Government debentures	4,930	-	-	4,930

	32,554	24	(11)	32,567
Matures after one year through three years:
Corporate debentures	91,887	575	(117)	92,345
Government debentures	3,030	21	(3)	3,048

	94,917	596	(120)	95,393

Total	$127,471	$620	$(131)	$127,960

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	December 31, 2020
	Less than 12 months		More than 12 months		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$3,821	$(3)	$-	$-	$3,821	$(3)
Government debentures	3,002	(11)	-	-	3,002	(11)

Total	$6,823	$(14)	$-	$-	$6,823	$(14)

	December 31, 2019
	Less than 12 months		More than 12 months		Total
	Fair value	Unrealized Losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$57,753	$(127)	$3,801	$(1)	$61,554	$(128)
Government debentures	2,552	(3)	-	-	2,552	(3)

Total	$60,305	$(130)	$3,801	$(1)	$64,106	$(131)

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

The below table sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2020 and 2019 by level within the fair value hierarchy.

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$85,354	$-	$85,354

Total financial assets	$-	$85,354	$-	$85,354

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$127,960	$-	$127,960
Foreign currency derivative contracts	-	16	-	16

Total financial assets	$-	$127,976	$-	$127,976

NOTE 5:-	INVENTORIES

	December 31,
	2020	2019

Raw materials and components	$18,026	$21,402
Finished products (*)	34,461	16,075

	$52,487	$37,477

(*)	Including amounts of $10,628 and $0 for the years ended December 31, 2020 and 2019, respectively, with respect to inventory delivered to customers for which revenue was not yet recognized.

NOTE 6:-	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2020	2019
Cost:

Computer and peripheral equipment	$4,720	$3,748
Office furniture and equipment	2,233	1,818
Machinery and equipment	16,968	13,823
Leasehold improvements	8,627	8,337
Building and land	15,648	6,524

	48,196	34,250

Accumulated depreciation	(18,941)	(16,761)

Property, plant and equipment, net	$29,255	$17,489

Depreciation expenses for the years ended December 31, 2020, 2019 and 2018 were $3,492, $3,611, and $3,900, respectively.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	PROPERTY, PLANT AND EQUIPMENT, NET (Cont.)

During the years ended December 31, 2020, 2019 and 2018, the Company recorded a reduction of $1,621, $868 and $861, respectively to the cost and accumulated depreciation of fully depreciated equipment no longer used.

NOTE 7:-	INTANGIBLE ASSETS, NET

a.	Intangible assets are comprised of the following:

	Weighted average amortization period	December 31,
	Years	2020	2019
Original amount:
Acquired technology	8.03	$6,682	$1,566
Customer relationships	5.23	3,504	3,504
Non-competition agreement	3.27	974	265
Software development costs	3	1,320	1,199
Distribution rights	1	250	250

		$12,730	$6,784
Accumulated amortization:
Acquired technology		1,424	1,066
Customer relationships		3,071	2,849
Non-competition agreement		360	232
Software development costs		404	-
Distribution rights		250	143

		5,509	4,290

Intangible assets, net		$7,221	$2,494

Amortization expenses for the years ended December 31, 2020, 2019 and 2018 were $1,219, $856 and $1,065, respectively.

b.	Future amortization expenses for the years ending:

December 31,
2021	$1,613
2022	1,524
2023	993
2024	793
2025 and thereafter	2,298

$7,221

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2020	2019

Government authorities	$902	$564
Warranty provision	1,419	1,433
Provision for returns	1,759	721
Professional services	774	565
Accrued expenses	6,759	3,090

	$11,613	$6,373

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

As of December 31, 2020, the Company has a line of credit with an Israeli bank for total borrowings of up to $1.1 million, all of which was undrawn as of December 31, 2020. This line of credit is unsecured and available subject to the Company maintenance of a 30% ratio of total tangible shareholders’ equity to total tangible assets and that the total credit use will be less than 70% of the Company and its subsidiaries’ receivables. Interest rates across these credit lines varied from 0.3% to 2.3% as of December 31, 2020.

b.	Purchase commitments:

As of December 31, 2020, the Company has $45,319 of purchase commitments for goods and services from vendors. These commitments are due primarily within one year.

c.	Litigation:

From time to time, the Company is party to various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

d.	Royalty Commitments:

Under the Company’s agreement for purchasing print heads and other products, which was amended in 2016, the Company is obligated to pay 2.5% royalties of its annual ink revenues up to maximum annual amount of $625.

Royalties expenses for the years ended December 31, 2020, 2019 and 2018 were $625.

e.	Guarantees:

As of December 31, 2020, the Company provided five bank guarantees in a total amount of $579 primarily for its rented facilities.

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

2.	On December 7, 2018, the Company made an underwritten secondary offering of 3,132,481 ordinary shares, by the Company’s major shareholder. The Company did not receive any of the proceeds from the sale of these ordinary shares.

3.	On June 18, 2019, the Company closed a follow on and secondary offering where by 4,991,000 ordinary shares were sold in the transaction to the public. The aggregate net proceeds received by the Company from the offering were $129,710, net of underwriting discounts, commissions and offering expenses.

4.	On September 16, 2020, the Company closed a follow on and secondary offering where 2,999,999 ordinary shares were sold in the transaction to the public for an aggregate net proceeds of $161,981, net of underwriting discounts, commissions and offering expenses. In addition, 1,689,942 ordinary shares issued pursuant to exercise of warrants, were sold by the Company’s global customer. The Company did not receive any of the proceeds from the sale of these ordinary shares.

b.	Share option and RSU’s plans:

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

Under the Equity Incentive Plans and starting 2017, the Company grants RSU’s including performance based RSU’s. The RSU’s generally vest over a period of four years of employment and performance based RSU’s also vest based on performance targets. RSU’s that are cancelled or forfeited become available for future grants.

During December 2020, the board of directors approved an increase in the ordinary shares reserved for issuance by 1,379,613 ordinary shares. As of December 31, 2020, an aggregate of 4,265,110 ordinary shares were available for future grants.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

c.	A summary of the Company’s share option activity and related information is as follows:

	Number of shares upon exercise	Weighted average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	1,072,777	$17.17	7.73	$18,170
Granted	10,350	57.79	9.62
Exercised	(366,133)	15.46
Forfeited	(30,538)	18.09

Outstanding at end of year	686,456	$18.66	6.87	$48,375

Exercisable at end of year	374,526	$15.51	6.12	$27,574

As of December 31, 2020, the Company had $3,286 of unrecognized compensation expense related to non-vested share options expected to be recognized over a weighted average period of 2.02 years.

The weighted average fair value of options granted during the years ended December 31, 2020, 2019 and 2018 were $31.55, $14.51 and $9.5 per share, respectively. The weighted average fair value of options vested during the year ended December 31, 2020 was $9.22. The total intrinsic value of options exercised during the years ended December 31, 2020, 2019 and 2018 were $12,698, $6,742 and $11,775, respectively.

d.	The options outstanding as of December 31, 2020, have been classified by exercise price, as follows:

	Options outstanding at December 31, 2020			Options exercisable at December 31, 2020
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual term (in years)	Number outstanding	Weighted average exercise price	Weighted average remaining contractual term (in years)
$		$	In years		$	In years

2.07	25,066	2.07	3.86	25,066	2.07	3.86
9.97	56,214	9.97	3.86	56,214	9.97	3.86
10.05-11.90	47,527	10.32	5.58	47,527	10.32	5.58
14.32-15.80	76,004	15.12	5.82	56,005	14.87	5.45
16.15-18.05	106,009	17.99	6.63	60,168	18.05	6.61
18.80-19.05	224,478	18.81	7.55	87,852	18.83	7.46
22.40-57.79	151,158	29.29	9.21	41,694	27.15	8.51

	686,456			374,526

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

e.	A summary of the Company’s RSU’s activity is as follows:

Number of RSUs

Unvested at beginning of year	678,303
Granted	455,501
Vested	(248,199)
Forfeited	(51,284)

Unvested at the end of the year	834,321

The weighted average fair values at grant date of RSU’s granted for the years ended December 31, 2020, 2019 and 2018 were $40.93, $28.50 and $17.1, respectively. The total fair value of RSU’s vested during the year ended December 31, 2020 was $6,181.

As of December 31, 2020, the Company had $23,736 of unrecognized compensation expense related to RSU’s, expected to be recognized over a weighted average period of 2.93 years.

f.	The following table sets forth the total share-based compensation expense included in the consolidated statements of operations for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
	2020	2019	2018

Cost of products	$1,056	$632	$494
Cost of services	771	520	398
Research and development, net	1,712	1,294	1,022
Sales and marketing	2,893	1,689	1,240
General and administrative	3,604	2,479	2,392

Total share-based compensation expense	$10,036	$6,614	$5,546

g.	On January 10, 2017, the Company signed a master purchase agreement with Amazon Inc. under which 2,932,176 warrants to purchase ordinary shares of the Company at an exercise price of $13.04 were issued to Amazon as a customer incentive. The warrants are subject to vesting as a function of payments for purchased products and services of up to $150 million over a five years period beginning on May 1, 2016, with the shares vesting incrementally each time Amazon makes a payment totaling $5 million to the Company. On September 16, 2020 Amazon Inc. exercised 2,162,463 warrants by cashless sale of 1,689,942 shares. As of December 31, 2020, 659,736 warrants are exercisable.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

On September 14, 2020, the Company signed an amendment to the master purchase agreement with Amazon Inc. under which additional 3,401,060 warrants to purchase ordinary shares of the Company at an exercise price of $59.26 were issued to Amazon as a customer incentive. The warrants are subject to vesting as a function of payments for purchased products and services of up to $400 million over a five years period beginning on January 2021, with the shares vesting incrementally each time Amazon makes a payment totaling $5 million to the Company. As of December 31, 2020, none of the additional warrants are exercisable. The fair value of the warrants was measured on the grant date using the Monte Carlo simulation with assumptions of Risk-free rate of 0.4%, Volatility rate of 52%, Dividend yield of 0% and Expected term of 5.32 years.

The Company recognized a reduction to revenues of $5,366, $5,094 and $4,576 during the years ended December 31, 2020, 2019 and 2018, respectively in respect of the warrants granted to amazon. Total unrecognized amount to be recognized as reduction in revenues related to the warrants granted to Amazon amounts to $109,098.

NOTE 11:-	EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted earnings (losses) per share:

	Year ended December 31,
	2020	2019	2018
Numerator for basic and diluted earnings (losses) per share:

Net income (loss)	$(4,783)	$10,167	$12,429

Weighted average ordinary shares outstanding:

Denominator for basic earnings (losses) per share	42,286,275	38,079,394	34,521,352
Effect of dilutive securities:
Employee share options, RSUs, PSUs and Warrants	-	1,214,721	842,352

Denominator for diluted earnings (losses) per share	42,286,275	39,294,115	35,363,704

Basic earnings (losses) per share	$(0.11)	$0.27	$0.36

Diluted earnings (losses) per share	$(0.11)	$0.26	$0.35

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss), net of taxes, for the year ended December 31, 2020:

	Unrealized Gains (losses) on marketable securities	Unrealized Gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total

Beginning balance	$452	$9	$382	$843
Other comprehensive income before reclassifications	1,984	309	418	2,711
Amounts reclassified from accumulated other comprehensive income	(503)	(318)	-	(821)

Net current period other comprehensive income	1,481	(9)	418	1,890

Ending Balance	$1,933	$0	$800	$2,733

NOTE 13:-	LEASES

The Company’s leases include offices and warehouses for its facilities worldwide, as well as car leases, which are all classified as operating leases. Certain leases include renewal options that are under the Company’s sole discretion. The renewal options were included in the right of use (“ROU”) and liability calculation if it was reasonably certain that the Company will exercise the option.

The components of lease expense for the years ended December 31, 2020 and 2019 were as follows:

	Year ended December 31,
	2020	2019

Operating lease	$4,544	$3,857
Short-term lease	34	131

Total lease expense	$4,578	$3,988

Cash paid for amounts included in the measurement of operating lease liabilities was $4,635 and $3,910 during the years ended December 31, 2020 and 2019, respectively.

The Company’s operating lease agreements have remaining lease terms ranging from 1 year to 10 years, including agreements with options to extend the leases for up to 5 years.

For the year ended December 31, 2020, the weighted average remaining lease term is approximately 8.7 years, and the weighted average discount rate is 3 percent. The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	LEASES (Cont.)

Maturities of operating lease liabilities as of December 31, 2020 were as follows:

2021	$4,506
2022	3,544
2023	2,604
2024	2,458
2025 and after	11,812

Total operating lease payments	$24,924

Less - imputed interest	2,279

Present value of lease liabilities	$22,645

NOTE 14:-	TAXES ON INCOME

a.	Tax rates:

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2020, 2019 and 2018: 23%.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

The Company’s production facilities in Israel have been granted “Beneficiary Enterprise” status under the Law. The Israeli companies have been granted the “Alternative Benefit Track” under which the main benefits are a tax exemption for undistributed income and a reduced tax rate.

The Israeli companies began to utilize such tax benefits in 2010. The entitlement to the above benefits was limited to the end of 2019, and it is conditional upon the Company and its Israeli subsidiary fulfilling the conditions stipulated by the Law and regulations published. In the event of failure to comply with these conditions, the benefits may be partially or fully canceled and the Company or its Israeli subsidiary may be required to refund the amount of the benefits, in whole or in part, plus a consumer price index linkage adjustment and including interest.

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

As of December 31, 2020, tax-exempt income of $131,471 is attributable to the Company’s and its Israeli subsidiary’s various Beneficiary Enterprise programs. If such tax-exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and $30,300 of additional taxes would be incurred as of December 31, 2020.

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

Dividends distributed by a Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed from such Israeli company to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

The Company and its Israeli subsidiary believe they meet the conditions for “Preferred Technological Enterprises”, and subject to tax rate of 12% on income that qualifies as “Preferred Technology Income”, as define in the Law. The tax rate for a Preferred Technological Enterprises located in development zone A is 7.5%.

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2020 was $12,969. If these undistributed earnings are distributed, they would be taxed at the corporate tax rate applicable to such income, and $1,074 of additional taxes would be incurred as of December 31, 2020.

d.	Tax assessments:

The Company and its Israeli subsidiary are currently subject to a tax audit for the years 2013 to 2018 by the Israeli Tax Authority, (“ITA”). The Company and its Israeli subsidiary received tax orders for years 2013 to 2014 and tax assessments for the years 2015 to 2018. The Company’s management, based on a legal opinion received from its legal counsels, believes that it has adequately provided for any reasonably foreseeable outcome related to the ITA tax audits. The Company and its Israeli subsidiary appealed to the district court  in respect of ITA claims for the years 2013 to 2014 and filed an objection for a second review by the ITA for the years 2015 to 2018. Nevertheless, the ITA may disagree with the Company and its Israeli subsidiary positions taken in the  tax returns, and the Company  may be subject to additional tax liabilities, which could have a material adverse effect on its results of operations.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

The Company and its Israeli subsidiary received final tax assessments through 2012. The U.S and German subsidiaries received final tax assessment through 2014 and 2016, respectively, and the Hong Kong, UK and Japan subsidiaries have not received a final tax assessment since inception.

e.	Carryforward losses for tax purposes:

Carryforward operating tax losses of the Company and its Israeli subsidiary total approximately $73,925 as of December 31, 2020 and may be used indefinitely.

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s and its subsidiaries’ deferred tax liabilities and assets are as follows:

	December 31,
	2020	2019

Carryforward tax losses	$1,688	$3,282
Share-based compensation	695	1,569
Research and development expenses	1,933	1,468
Other temporary differences	1,840	1,471

Deferred tax assets	6,156	7,790

Deferred tax liability due to intangible assets	(1,060)	(9)

Deferred tax assets, net	$5,096	$7,781

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. As of each reporting date, management considers new evidence, both positive and negative, that could impact management’s view with regards to the future realization of deferred tax assets for each jurisdiction.

Income (loss) before income taxes is comprised as follows:

	Year ended December 31,
	2020	2019	2018

Domestic	$(6,926)	$7,343	$4,458
Foreign	3,695	3,568	2,579

Income (loss) before income taxes	$(3,231)	$10,911	$7,037

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

g.	Taxes on income (tax benefits) are comprised as follows:

	Year ended December 31,
	2020	2019	2018

Current taxes	$210	$677	$1,088
Deferred taxes	1,342	67	(6,480)

	$1,552	$744	$(5,392)

Domestic	$1,360	$(337)	$(6,050)
Foreign	192	1,081	658

	$1,552	$744	$(5,392)

	Year ended December 31,
	2020	2019	2018
Domestic taxes:

Current taxes	$16	$(208)	$333
Deferred taxes	1,344	(129)	(6,383)

	1,360	(337)	(6,050)

Foreign taxes:

Current taxes	194	885	755
Deferred taxes	(2)	196	(97)

	192	1,081	658

Taxes on income	$1,552	$744	$(5,392)

h.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	December 31,
	2020	2019

Beginning of year	$3,039	$2,240
Increases related to tax positions taken during prior years	1,318	51
Increases related to tax positions taken during the current year	-	662
Cumulative translation adjustments and other	-	86

Balance at December 31 *)	$4,357	$3,039

*)	As of December 31, 2020, and 2019 unrecognized tax benefit in the amount of $4,357 and $1,880 were presented as a reduction from deferred taxes.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

The entire amount of the unrecognized tax benefits could affect the Company’s income tax provision and the effective tax rate.

During the years ended December 31, 2020, 2019 and 2018, an amount of $5, $51 and $115, respectively, was added to the unrecognized tax benefits derived from interest and indexation expenses related to prior years’ uncertain tax positions. As of December 31, 2020, and 2019, the Company had accrued interest related to uncertain tax positions in the amounts of $0 and $237, which is included within income tax accrual on the balance sheets.

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

i.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2020	2019	2018

Income (loss) before taxes, as reported in the consolidated statements of operations	$(3,231)	$10,911	$7,037

Theoretical tax expense (benefit) at the Israeli statutory tax rate	(741)	2,510	1,618
Tax adjustment in respect of different tax rate of foreign subsidiaries	(94)	151	43
Non-deductible expenses and other permanent differences	(278)	77	64
Deferred taxes on losses and other temporary differences for which valuation allowance was provided, net	-	-	(5,503)
Stock based compensation	1,485	1,247	1,161
Change in tax rate	-	-	-
Beneficiary enterprise benefits (*)	(68)	(3,935)	(3,469)
Increase in other uncertain tax positions	1,318	713	765
Other	(70)	(19)	(71)

Actual tax expense (benefit)	$1,552	$744	$(5,392)

(*) Basic and diluted earnings per share amounts of the benefit resulting from the “Beneficiary Enterprise” status	0.00	0.10	0.10

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-	GEOGRAPHIC INFORMATION

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

The following table presents long-lived assets by geographic region as of December 31, 2020 and 2019:

	December 31,
	2020	2019

U.S	$1,676	$1,782
Israel	27,073	15,253
EMEA	352	258
Asia Pacific	154	196

	$29,955	$17,489

Major customers’ data as a percentage of total revenues:

The following table sets forth the customers that represented 10% or more of the Company’s total revenues in each of the periods set forth below:

	Year ended December 31,
	2020	2019	2018

Customer A	0%	0%	15%
Customer B	11%	12%	17%

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:-	SELECTED STATEMENTS OF OPERATIONS DATA

Financial income, net:

	Year ended December 31,
	2020	2019	2018
Financial income:

Interest on bank deposits and other	$2,238	$2,535	$406
Exchange rate differences, net	-	-	87
Realized gain on sale of marketable securities, net	503	271	-
Interest on marketable securities	2,870	1,975	2,107
Amortization of premium and accretion of discount on marketable securities, net	-	112	-

	5,611	4,893	2,600
Financial expenses:

Bank charges	(357)	(405)	(299)
Exchange rate differences, net	(1,361)	(1,175)	-
Realized loss on sale of marketable securities, net	-	-	(480)
Amortization of premium and accretion of discount on marketable securities, net	(395)	-	(388)

	(2,113)	(1,580)	(1,167)

Total financial income, net:	$3,498	$3,313	$1,433

NOTE 17:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

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

Fritz is a logistics company which was owned, in part, by the Chairman of the Board. The Company has an ongoing logistic contract with Fritz. During the years ended December 31, 2020, 2019 and 2018 logistic service fees amounted to $4,096, $3,762 and $2,673, respectively. As of December 31, 2020, and 2019, the Company had trade payables balances due to this related party in amounts of $1,546 and $934, respectively.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 17:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

2.	Accord Insurance Agency Ltd. (“Acord”)

The Company maintain a business relationship with Accord Insurance Agency Ltd., or Accord, a company which is an insurance agency that is owned in part and controlled, by the Chairman of the Board. Accord is the Company’s insurance agent for most of its insurance policies. During the years ended December 31, 2020, 2019 and 2018 total premium under the policies amounted to $838, $843 and $248, respectively.

3.	Priority Software Ltd. (“Priority”)

Priority is the Company’s ERP solution provider, which is owned, in part by few of the Company’s Board members. During the years ended December 31, 2020, 2019 and 2018 maintenances fees and additional licenses acquired amounted to $100, $109 and $76, respectively. As of December 31, 2020, and 2019, the Company had trade payables balances due to this related party in amounts of $65 and $22, respectively.

4.	Tritone Technologies Ltd. (“Tritone”)

On September 13, 2020 the Company entered into a sublease agreement with Tritone Technologies Ltd., whose CEO is Mr. Ofer Ben Zur, a director of the Company and whose one of its shareholders is an equity fund controlled by the chairman of the Board, for the sublease of 192 square meters in Rosh Ha’Ayin. The term of the lease is 24 months until September 12, 2022, with an option to extend the term by additional 12 months. The rent under the sublease is $2 per month. The sublease agreement is carried out on a “back-to-back” basis, as the Company pays over the rent that it receives directly to its landlord. As of December 31, 2020, the Company had a trade receivable balance due from this related party in an amount of $3.

- - - - - - - - - - - - - - - - - - - -