Form 20-F
period 2021-12-31
Kornit Digital Ltd.
filed 2022-03-30
CIK 1625791

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

49,619,782 ordinary shares, par value NIS 0.01 per share, as of December 31, 2021

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we expect, project, believe, anticipate, intend or project will or may occur in the future. The statements that we make regarding the following matters are forward-looking by their nature:

●	our plans to develop, introduce and sell new or improved products and product enhancements, including specifically our Poly Pro and Presto products;

●	our expectations regarding the expansion of our serviceable addressable market;

●	our expectations regarding our future gross margins and operating expenses;

●	our expectations regarding our growth and overall profitability;

●	our expectations concerning sales to, and revenues to be generated from, significant customers, including Amazon;

●	our expectations regarding the impact of variability on our future revenues;

●	our expectations regarding drivers of our future growth, including anticipated sales growth, penetration of new markets, and expansion of our customer base;

●	our plans to continue our expansion into new product markets;

●	our plans regarding our distribution strategy for our products;

●	our goals with respect to the environmental impact of our operations and products;

●	our expectations concerning competition;

●	our expectations regarding the success of our new products and systems;

●	the expected impact of new accounting pronouncements on our results of operations;

●	the impact of government laws and regulations;

●	our expectations regarding our anticipated cash requirements for the next 12 months;

●	our plans to expand our international operations;

●	our plans to file and procure additional patents relating to our intellectual property rights and the adequate protection of these rights;

●	our plans to pursue strategic acquisitions or invest in complementary companies, products or technologies and our expectations as to the success of those acquisitions and investments; and

●	our expectations concerning our access to financing to support the expansion of our operations;

●	our expectations regarding the further duration of the global COVID-19 pandemic and its impact on our operations, financial position and cash flows, and those of our customers and suppliers.

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

CERTAIN ADDITIONAL TERMS AND CONVENTIONS

In this annual report, unless the context otherwise requires:

●	references to “Kornit,” “Kornit Digital,” “our company,” “the Company,” “the registrant,” “we,” “us,” and “our” refer to Kornit Digital Ltd.;

●	references to “ordinary shares”, “our shares” and similar expressions refer to the Company’s ordinary shares, par value NIS 0.01 per share;

●	references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

●	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

●	references to “GAAP” are to U.S. Generally Accepted Accounting Principles;

●	references to our “articles” are to our Articles of Association, as amended;

●	references to the “Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

●	references to the “Securities Act” are to the U.S. Securities Act of 1933, as amended;

●	references to the “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;

●	references to “Nasdaq” are to the Nasdaq Stock Market; and

●	references to the “SEC” are to the United States Securities and Exchange Commission.

iii

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers.

Not Applicable.

ITEM 2. Offer Statistics and Expected Timetable.

Not Applicable.

ITEM 3. Key Information.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business involves a high degree of risk. Please carefully consider the risks we describe below in addition to the other information set forth in this annual report and in our other filings with the SEC. These risks could materially and adversely affect our business, financial condition and results of operations. See “Cautionary Note Regarding Forward-Looking Statements.”

Risk Factors Summary

The following is a summary of the principal risks that could materially adversely affect our business, results of operations, and financial condition, all of which are more fully described below. This summary should be read in conjunction with the other information discussed in this Item 3.D, and should not be relied upon as an exhaustive summary of the material risks facing our business. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” and elsewhere in this annual report for a more thorough description of these and other risks.

Summary of Risks Related to Our Business and Our Industry

●	Our success is dependent on adoption of digital textile printing in place of existing methods of printing.

●	We are dependent on our ability to timely introduce new products that are accepted by the market and increase our market share.

●	We face increased competition from a wide variety of market participants.

●	Our significant reliance on large number of customers, including Amazon.

●	Our significant reliance on suppliers, including single-source suppliers, coupled with global supply chain delays, and our reliance on third-party manufacturers.

●	The scrutiny that may be applied to sustainability practices of companies such as ours.

●	We may not be able to successfully acquire and integrate other companies and technologies, necessary for our growth, and to finance such acquisitions.

●	Our expanding international operations are accompanied by costs, operational risks and required regulatory compliance in many jurisdictions.

●	We may be unable to continue to utilize tax benefits and avoid significant tax liabilities.

Summary of Risks Related to Intellectual Property

●	We may be unable to protect our patents and trademarks from infringement, and avoid infringing the intellectual property rights of others.

Summary of Risks Related to Our Ordinary Shares

●	Volatility of our share price.

●	Increased costs as a public company as a result of new compliance initiatives.

Summary of Risks Related to Our Operations in Israel

●	Israeli government tax benefits we receive may be terminated if we cease to qualify for them.

●	Terms of our Israeli research and development grants restrict our ability to transfer manufacturing operations or technology outside of Israel.

Risks Related to Our Business and Our Industry

If the market for digital textile printing does not develop as we anticipate, our sales may not grow as quickly as expected and our share price could decline.

The global printed textile industry is currently dominated by analog printing processes, the most common of which are screen printing and carousel printing. If, among other developments, the global printed textile industry does not more broadly accept digital printing as an alternative to analog printing, our revenues may not continue to grow, or may decline, and our share price could suffer. Widespread adoption of digital textile printing depends on, among other things, the willingness and ability of businesses in the printed textile industry to replace their existing analog printing systems with digital printing systems. These businesses may decide that digital printing processes are less reliable, less cost-effective, of lower quality, or otherwise less suitable for their commercial needs than analog printing processes. For example, screen printing currently tends to be faster and less expensive than digital printing on a cost per print basis for larger production runs. Even if businesses are persuaded as to the benefits of digital printing, we do not know whether potential buyers of digital printing systems will delay their investment decisions. As a result, we may not correctly estimate demand for our solutions, which could cause us to fail to meet customer needs in a timely manner or fail to take advantage of economies of scale in the production of our solutions.

Our results of operations will be adversely impacted by our failure to timely introduce new products, or to achieve market acceptance or gain adequate market share for new or existing products.

Our ability to develop innovative new systems and products is important to our business strategy and competitive position. Difficulties or delays in research, development, production or commercialization of new systems and products could adversely impact our sales and competitive position. Over the course of 2021, we introduced KornitX, our cloud-based software platform, in May 2021 and Presto MAX, the printing system that serves as our single-step solution for direct-to-fabric printing, and which is compatible with the KornitX global fulfillment ecosystem, in October 2021. We cannot ensure that the significant investments that we have made in distribution, sales and customer service teams to launch these and other new platforms and systems will enable us to successfully market, sell and distribute them as planned. Market acceptance of our new systems and related products will depend on, among other things, the systems demonstrating a real advantage over existing systems, the success of our sales and marketing teams in creating awareness of the systems, the sales price and the return on investment of the systems relative to alternative systems, customer recognition of the value of our technology, the effectiveness of our marketing campaigns, and the general willingness of potential customers to try new technologies. If we fail to develop and launch new systems and products, experience cost overruns in connection with such development, or the market does not accept our new systems and products, our business, results of operations and financial condition would be adversely affected. Even if we are successful in selling our new systems which provide greater efficiency and lower cost per print, sales of ink and other consumables per system may decrease, which may adversely affect our results of operations, including gross margin and overall profitability.

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

The principal competition for our digital printing systems comes from manufacturers of analog screen printing systems, textile printers and ink, such as M&R Printing Equipment, Inc., Machines Highest Mechatronic GmbH and S. Roque – Máquinas e Tecnologia Laser, S.A. Our principal competitor in the industrial digital direct-to-garment market is Aeoon Technologies GmbH. Recently, a new competitor named 240 tech LLC/OvalJet, with little track record or proven capabilities, entered into the market with an intent to compete in the industrial digital direct-to-garment market. We also face some competition in the market from Brother International Corporation, Seiko Epson Corporation, Ricoh Company Ltd. and a number of smaller competitors in scenarios where industrial level production capacity is attempted to be built by the use of multiple entry level systems. Our competitors in the Direct-to-Fabric (also known as R2R), or DTF, market include: Dover Corporation through its MS Printing Solutions S.r.l. subsidiary; Seiko Epson Corporation through its subsidiary, Fratelli Robustelli S.r.l; Durst Phototechnik AG; Electronics for Imaging, Inc. through its Reggiani Macchine SpA subsidiary; and a number of smaller competitors. The principal competition for our KornitX fulfillment network offering which enables on-demand production of textiles and other goods, comes from a variety of virtual marketplaces that are offering certain fulfillment services or applications, or purpose-built direct API connectivity to specific fulfillers. The principal competition for our KornitX production floor management workflow solutions comes from homegrown IT solutions developed by existing and prospective customers, as well as a number of small software companies.

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

Our go-to-market strategy consists of a hybrid model of indirect and direct sales, depending on the specific territory into which we are selling. We continually evaluate that strategy in the geographies we serve in an effort to best serve our direct or indirect customers. When we shift towards a direct sales model in relevant territories, we may experience an initial disruption to our sales efforts in those jurisdictions as we transition from our previous sales structure. In addition, a shift to a direct sales model might result in a short-term impact on our results of operations, including due to the acquisition of inventory that requires a step up in basis and other such accounting impacts and costs associated with increased headcount and related expenses. Moreover, the implementation of a direct sales model might require significant management time and attention which might have an adverse impact on our business and results of operations during the transition period. We have been exposed to risks as a result of transitioning from an indirect sales model to a direct sales model in relevant territories, such as difficulties maintaining relationships with specific customers, hiring appropriately trained personnel and ensuring compliance with local product registration requirements.

A significant portion of our sales is concentrated among a small number of customers, and our business would be adversely affected by a decline in sales to, or the loss of, those customers.

During the years ended December 31, 2020 and 2021, our ten largest customers accounted for approximately 55% and 57% of our revenues, respectively. During those same years, Amazon Corporate LLC, a subsidiary of Amazon.com, Inc., which we collectively refer to as Amazon, accounted for approximately 11% and 27% of our revenues, respectively. Given the concentration of our revenues with these customers, the loss of either Amazon or another one of our significant customers, or variability in their order flows, could materially adversely affect our revenues or results of operations.

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

Our customers generally purchase our ink and other consumables on an as-needed basis, and delays in making such purchases by a number of customers could result in a meaningful shift of revenues from one quarter to the next. Moreover, because ink and other consumables have a shelf life of up to 12 months, we typically maintain inventories of ink and other consumables sufficient to cover our average sales for one quarter ahead. These inventories may not match customers’ demands for any given quarter, which could cause shortages or excesses in our ink and other consumables inventory and result in fluctuations of our quarterly revenues. To the extent that we have excess ink and consumables inventory that we are unable to sell due to expiration dates, we may have to write off such inventory. These inventory requirements may also limit our ability to profit from economies of scale in the production of our ink and other consumables.

Furthermore, we base our current and future expense levels on our revenue forecasts and operating plans, and our costs are relatively fixed in the short term, due in part to extended supply and logistics lead times required for ordering certain components of our systems either directly by us or by our contracted manufacturers. Accordingly, we would likely not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues during a particular quarter, and even a relatively small decrease in revenues could disproportionately and adversely affect our financial results for that quarter. The variability and unpredictability of these and other factors could result in our failing to meet financial expectations for a given period.

Our contractual arrangements with Amazon, a significant customer, contain a number of material undertakings by us and other agreements the impact of which cannot be fully predicted in advance.

In January 2017, we entered into a master purchase agreement with an affiliate of Amazon.com, Inc. governing sales of our systems and ink and other consumables at agreed-upon prices that vary based on sales volumes. We also agreed to provide maintenance services and extended warranties to Amazon at agreed prices. The term of the agreement was five years beginning on May 1, 2016 and extends automatically for additional one-year periods unless terminated by Amazon. Under the agreement, we issued to an affiliate of Amazon warrants to purchase up to 2,932,176 of our ordinary shares, which vested based on payments made by Amazon in connection with the purchase of goods and services from us. Amazon exercised all of those original warrants on a cashless (net) exercise basis in connection with our September 2020 and November 2021 public offerings, resulting in the issuance to it, and its sale in those offerings, of 1,689,942 and 705,953 ordinary shares, respectively. In September 2020, we and Amazon entered into a new transaction agreement under which we issued to an affiliate of Amazon new warrants to acquire up to 3,401,028 of our ordinary shares at a purchase price of $59.26 per share. Those new warrants vest over a five-year period starting in January 2021 based on payments made by Amazon in connection with the purchase of goods and services from us.

Our contractual agreements with Amazon contain a number of material undertakings and other arrangements:

●	Our revenues are presented net of the relative value of the warrants in each particular period related to the revenues recognized. The warrants are reported as a reduction of revenue in the Company’s income statement when related revenues are recognized. Up until December 31, 2018, the value of the warrants was determined as the fair value at the time revenues were recognized, and that value was remeasured on each financial reporting date until total revenues of $5 million were recognized. Following our adoption of ASU 2018-07 on January 1, 2019 and our early adoption of ASU 2019-08 on the same date, effectively, from January 1, 2019 (the adoption date), the value of the current warrants is determined as their fair value as of the adoption date and for the new warrants – their fair value as at the grant date of September 14, 2020.

●	We have agreed to provide a rebate to Amazon based on the number of systems and amount of ink and other consumables Amazon orders in a given 12-month period. The timing and scale of any such rebate may be difficult to predict and may cause fluctuations in our quarterly revenues, gross profit and operating profit.

●	We are required to notify Amazon 12 months in advance if we intend to stop supporting one of the products or services that we supply to Amazon and to continue to manufacture the product or provide such service during such 12-month period. Subject to certain exceptions, we are required to continue to supply ink in such quantities as Amazon requires for at least 36 months after the earlier of (1) the end of the term of the master purchase agreement or (2) 18 months following the purchase of the last product sold pursuant to the agreement.

●	We are required to deliver our products and services to Amazon and to comply with a service level agreement. If we fail to meet the requirements under such service level agreement Amazon will receive credits against its cost for those delayed products or services.

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

●	The print heads for our systems are supplied by a sole supplier, FujiFilm Dimatix, Inc., or FDMX. We entered into an agreement with FDMX in 2015, pursuant to which FDMX sells us certain off-the-shelf print heads and additional products, all of which FDMX regularly sells to providers of inkjet systems. Our current agreement terminates in December 2022, at the conclusion of an initial three-year renewal period, and provides for further one-year renewal periods thereafter. The agreement provides that beginning with the start of the first one-year renewal period, FDMX may increase the prices of the products that we purchase from it upon 90-days’ prior notice, subject to certain conditions. During the successive one-year periods, FDMX or we can terminate the agreement upon 90 days’ notice prior to the end of the then-current term. Our agreement further provides that FDMX may, at its option, discontinue products supplied under the agreement, provided that we are given one-year notice of the planned discontinuance and are provided with an end-of-sale purchase program. On January 28, 2022, we entered into a memorandum of understanding with FDMX, pursuant to which we guaranteed capacity and product quantities for 2022.

●

A chemical used in some of our inks is supplied by B.G. (Israel) Technologies Ltd., or BG Bond, a subsidiary of Ashtrom Ltd., a large public Israeli industrial company. The chemicals were previously supplied under a definitive agreement which has expired, and currently we purchase these chemicals on a purchase order basis. For some of our inks, this chemical is supplied by an affiliate of The Dow Chemical Company, a multinational producer of chemicals and other compounds. We currently purchase these chemicals on a purchase order basis.

●	Dispersing agents used in some of our inks are supplied by BASF SE. We currently purchase these dispersing agents from BASF on a purchase order basis. We maintain safety stock of these chemicals in an amount which will allow us to continue our manufacturing for several fiscal quarters in case of discontinuation.

●	Several raw materials and pigments used in some of our inks are supplied by Clariant AG, or Clariant. We currently purchase these raw materials and pigments on a purchase order basis. We maintain safety stock of these raw materials and pigments in an amount which will allow us to continue our manufacturing for several fiscal quarters in case of discontinuation. We are currently in the process of entering into a long-term supply agreement with Clariant.

●	Certain parts of the control system of our systems are supplied by a sole supplier, Yaskawa Europe Technology Ltd., an affiliate of Yaskawa Electric Corporation, or Yaskawa. Our turnkey suppliers (Flex, Sanmina- SCI Israel Medical Systems Ltd. and Hameshavev H.M.T.S. Ltd.), which assemble the control system on our behalf, purchase those control system parts from Yaskawa. We also purchase additional, spare control system parts from Yaskawa for our service department on a purchase order basis. Yaskawa maintains additional inventory of these control system parts as safety stock for our benefit, based on our requirements.

●	One of our printing systems contains a dryer that we purchase from Adelco Screen Process, or Adelco, which serves as a sole supplier of that part. The dryer is supplied under an April 2019 agreement that we entered into with Adelco. Under the agreement, Adelco has committed to supply quantities in accordance with our annual forecasts, including the forecast that we have provided for 2022.

The loss of any of these suppliers, or of a supplier for which there are limited other sources, could result in the delay of the manufacture and delivery of our systems or inks and other consumables. For instance, FDMX has from time to time indicated that it may discontinue manufacturing the print head that we currently source from it and use in our systems, although it has never provided notice that it is actually doing so. In the event FDMX discontinues manufacturing the print head, we would be required to qualify a new print head for our systems (based only on whatever knowledge we have gained from qualifying print heads in the past). In order to minimize the risk of any impact from a disruption or discontinuation in the supply of print heads, raw materials or other components from limited source suppliers, we maintain an additional inventory of such components, in addition to the end of life purchase program that would be available to us if the products we purchase from FDMX were discontinued. Nevertheless, such inventory may not be sufficient to enable us to continue supplying our products for a longer period, should we need to locate and qualify a new supplier.

Other risks resulting from our reliance on suppliers include:

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

The recent constraints in global supply chains, which began in 2020 as a by-product of the COVID-19 pandemic, and which may be exacerbated by Russia’s invasion of Ukraine in February 2022, enhance the risk that we will not have access to the materials provided by our suppliers. While we have implemented the following upgrades to our modes of supply, in order to ensure availability of our products to our customers at all times, there is no guarantee that these measures will work adequately well:

●	Providing our contract manufacturers with advanced manufacturing forecasts for extended periods.

●	Minimizing as much as possible the number of our single sole source suppliers.

●	Extensive concurrent efforts on our part to engineer components internally.

●	Increasing our stock levels and the quantities included in our long-term purchase orders, particularly for electronics components, chemicals, and other critical commodities.

Our new Kiryat Gat facility was constructed on lands leased by us from the Israel Lands Administration, or ILA. If we are unable to continue to use such lands, we would be unable to use the facility and our results of operations and future prospects will suffer as a result.

In November 2018, we entered into a development agreement, which we refer to as the Development Agreement, with the ILA for the construction of our new, modern, manufacturing facility in Kiryat Gat on lands leased from the ILA. Construction was concluded at the end of 2021. Following the completion of the construction and our receipt of all required approvals from the ILA, we shortly expect to enter into a long-term lease agreement with the ILA, or the Lease Agreement, for a period of 49 years and which may be renewed for an additional 49 years, which agreement will replace the Development Agreement. The Development Agreement provided, and the Lease Agreement will provide, that if our company were a “foreign subject,” which includes being under foreign control (i.e., a majority of our ordinary shares held by non-Israelis), that would constitute a fundamental breach under the agreement. We followed (in the case of the Development Agreement) and we intend to follow (in the case of the Lease Agreement) a specific standard process for seeking approval from the ILA for our entering into the agreement despite our potential status as a “foreign subject,” given that our shares are traded on Nasdaq and are held by multiple shareholders whose identities are unknown. However, should such approval not be provided under the Lease Agreement, the ILA would be entitled to terminate that agreement if our company would be considered a “foreign subject” under the terms of the agreement. If the Lease Agreement is terminated, we would be unable to use the new Kiryat Gat facility constructed on that property, which would have a material adverse effect on our results of operations.

Disruption of operations at our manufacturing site or those of third-party manufacturers could prevent us from filling customer orders on a timely basis.

We manufacture our ink and other consumables at our new, modern facility in Kiryat Gat, Israel. We also rely on contract manufacturing services provided by Flex, Sanmina-SCI Israel Medical Systems Ltd. and Hameshavev H.M.T.S. Ltd., which are also in Israel, to assemble our systems. We expect that almost all of our revenues in the near term will be derived from the systems and ink and other consumables manufactured at these facilities.

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

Our operating margin was 4.2% in 2019, (3.5%) in 2020 and 4.0% in 2021. Our growth strategies, many of which are aimed at achieving operating and net profit margins, include increasing sales to existing customers, acquiring new high-volume customers, capitalizing on growth in our targeted markets and extending our serviceable addressable market by continuing to enhance our solutions. If we do not execute these strategies successfully, it could adversely impact our revenues and have a negative impact on our operating and net profit margins.

Our business and operations may be negatively affected if we fail to effectively manage our growth.

We have experienced significant growth in a relatively short period of time and intend to continue to grow our business. Our revenues have grown from $156.6 million in 2019 to $322.0 million in 2021. Our headcount has increased from 557 as of December 31, 2019 to 882 as of December 31, 2021. We plan to continue to hire additional employees across all areas of our company. Our rapid growth has placed significant demands on our management, sales and operational and financial infrastructure, and our growth will continue to place significant demands on these resources. Further, in order to manage our future growth effectively, we must continue to improve our IT and financial infrastructure, operating and administrative systems and controls and efficiently manage headcount, capital and processes. We may not be able to successfully implement these improvements in a timely or efficient manner, and our failure to do so may materially impact our projected growth rate.

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

We have started the implementation of a new enterprise resource planning (ERP) system, and if we encounter any issues with the design or implementation of this system, that could interfere with our business and operations.

We have begun the process of designing and implementing a new ERP system. We are currently in the early design phases of the project. This project will require significant capital and human resources, the re-engineering of many processes of our business, and the attention of our management and other personnel who would otherwise be focused on other aspects of our business. The implementation may be more expensive and take longer to fully implement than we originally plan, resulting in increased capital investment, higher fees and expenses of third parties, delayed deployment scheduling, and more on-going maintenance expense once implemented. Any such delays may disrupt or reduce the efficiency of our entire operations and such additional expenses may have an adverse effect on our operating results and cash flows.

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

Achieving our published goals with respect to the environmental impact of our operations and products could result in us incurring additional costs, and our failure to achieve these goals could adversely impact our reputation, employee retention, and willingness of customers to do business with us.

Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants, shareholders, and customers have focused increasingly on the environmental, social, and governance (ESG) or “sustainability” practices of companies. These parties have placed increased importance on the implications of the social cost of their investments. Our 2020 Impact Report set out long-term targets with respect to the environmental impact of our operations and products. These targets reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our efforts to accomplish and accurately report on these goals and objectives present numerous operational, reputational, financial, legal and other risks, any of which could have a material negative impact. If we do not achieve these targets, or if our ESG practices generally do not meet investor, lender, or other industry stakeholder expectations and standards, which continue to evolve, our reputation and access to capital may be negatively impacted and we could be the subject of government investigations and enforcement actions and private litigation. Our share price and financial results may be adversely affected as a result of such events or if we fail to achieve targets that we have set.

Our 2020 Impact Report discussed our policies and practices on a variety of environmental, social and ethical matters, including corporate governance, climate change risks, environmental compliance, employee health and safety practices, human capital management, and workforce inclusion and diversity. It is possible that stakeholders may be dissatisfied with our ESG practices or the speed of their adoption. We expect to incur additional costs and require additional resources to monitor, report, and comply with various ESG practices. This area is rapidly developing, and a failure or perceived failure by us to set appropriate goals and prioritize ESG practices could negatively impact our reputation, employee retention, and the willingness of our customers to do business with us.

Increasing temperatures as a result of climate change may adversely affect our business and impact our results of operations.

Our operations rely upon cooling processes, which utilize significant energy and electricity resources. Increasing temperatures as a result of climate change could potentially lead to significant increases in our usage of energy and electricity in our operations worldwide, which would cause our expenses to increase. We believe that this risk could materially adversely affect our business and impact our results of operations.

Exchange rate fluctuations between the U.S. dollar and the Israeli shekel, the Euro and other non-U.S. currencies may negatively affect our earnings.

The U.S. dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels, or NIS. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. To protect against an increase the dollar-denominated value of expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program, which seeks to hedge a portion of the economic exposure associated with our anticipated NIS-denominated expenses using derivative instruments. We expect that the substantial majority of our revenues will continue to be denominated in U.S. dollars for the foreseeable future and that a significant portion of our expenses will continue to be denominated in NIS. We cannot provide any assurances that our hedging activities will be successful in protecting us in full from adverse impacts from currency exchange rate fluctuations since we only plan to hedge a portion of our foreign currency exposure, and we cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar For example, based on annual average exchange rates, the NIS appreciated by 0.8%, 3.4% and 6.2% against the dollar in 2019, 2020 and 2021, respectively. During these periods, there was inflation of 0.6%, deflation of 0.7% and inflation of 2.8% in Israel in 2019, 2020 and 2021, respectively. If the dollar cost of our operations continues to increase, our dollar-measured results of operations will be adversely affected. See “ITEM 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

In addition, a material portion of our leases are denominated in currencies other than the U.S. dollar, mainly in NIS. In accordance with a lease accounting standard, which became effective on January 1, 2019, the associated lease liabilities will be remeasured using the current exchange rate in future reporting periods, which may result in material foreign exchange gains or losses. See Note 2, “Significant Accounting Policies”, to the consolidated financial statements included in Item 18 of this annual report for more details.

Our business could suffer if we are unable to attract and retain key employees.

Our success depends upon the continued service and performance of our senior management and other key personnel. Our senior executive team is critical to the management of our business and operations, as well as to the development of our strategies. The loss of the services of any of these personnel could delay or prevent the continued successful implementation of our growth strategy, or our commercialization of new applications for our systems and ink and other consumables, or could otherwise affect our ability to manage our company effectively and to carry out our business plan. Members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in our industry. There can be no assurance that we will be able to continue to retain such personnel. We have recently experienced changes in senior personnel, notably, our CFO in December 2020 and our President of KornitX in November 2021. To the extent we experience additional frequent changes in our leadership team (or the leadership teams of our subsidiaries) going forward, that could adversely affect our performance in a material manner.

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

We have a worldwide sales, marketing and support infrastructure that is comprised of independent distributors and value added resellers, and our own personnel resulting in a sales, marketing and support presence in over 100 countries and states, including markets in North America, Western and Eastern Europe, the Asia Pacific region and Latin America. We expect to continue to increase our sales headcount, our applications development headcount, our field support headcount, our marketing headcount and our engineering headcount and, in some cases, establish new relationships with distributors, particularly in markets where we currently do not have a sales or customer support presence. As we continue to expand our international sales and operations, we are subject to a number of risks, including the following:

●	greater difficulty in enforcing contracts and accounts receivable collection, as well as longer collection periods;

●	increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

●	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business;

●	greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;

●	general economic and political conditions in these foreign markets;

●	economic uncertainty around the world, including in respect of how our operations and sales in the European Union and the United Kingdom may potentially be impacted by Brexit;

●	management communication and integration problems resulting from cultural and geographic dispersion;

●	potential disruption to the supply of certain of our raw materials for our products that are sourced in countries impacted by the coronavirus outbreak, due to the slowdown in activity there (although our products are manufactured in Israel only);

●	potential adverse impact to our revenues worldwide, due to the spread of the coronavirus throughout the world, which has reduced economic activity in markets into which we sell our products;

●	the impact of Russia’s invasion of Ukraine in February 2022 and trade and monetary sanctions in response to such developments on the markets in which we operate;

●	risks associated with trade restrictions and foreign legal requirements, including the importation, certification, and localization of our solutions required in foreign countries, such as high import taxes in Brazil and other Latin American markets where we sell our products;

●	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

●	the uncertainty of protection for intellectual property rights in some countries;

●	greater risk of a failure of employees to comply with both U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act, or FCPA, the European Union General Data Protection Regulation, or GDPR (which broadened the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches promptly and obtain the consent of individuals on how their data can be used), the California Consumer Privacy Act, or CCPA (which imposes enhanced disclosure requirements for us vis-à-vis our interactions with customers that are residents of California), and any trade regulations ensuring fair trade practices; and

●	heightened risk of unfair or corrupt business practices in certain regions and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements.

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

We manufacture and sell products that may create exposure to product liability, warranty liability, or personal injury claims and litigation that may harm our business and results of operations.

Product quality and safety issues could negatively impact consumer confidence in our brand and our business. Our products may not successfully achieve applicable safety standards or customers’ expectations regarding safety or quality. Our products may contain or, be alleged to contain, components containing hazardous materials that may present certain health, safety, or quality concerns. Additionally, from time to time, system errors and/or deficiencies may be discovered in the design, manufacturing, assembling, labeling and product formulations of our systems, ink, and other consumables, and associated software. Hazardous materials, errors, and/or deficiencies may also be identified in materials, components, and systems produced by others and used with or incorporated into our products. Some of these issues may not be apparent until after certain products are installed or used by customers, including in circumstances where a product is first introduced or a new version is released. We expect that these errors or defects will be found from time to time in new or enhanced systems after commencement of commercial distribution or upon software upgrades.

To the extent that any error, deficiency, or hazardous component (which presents a safety concern) exists in any of our products and is not discovered and corrected before a product is introduced to the market, such product could be unsafe and/or could cause damage, including property damage, personal injury, or death. In such circumstances, the actual, potential, or perceived product safety concerns and/or defects in the manufacturing or design, a failure to warn of dangers inherent in the product, negligence, or strict liability could expose us to litigation relating to product liability, warranty liability, or personal injury, as well as government enforcement actions.

Such litigation could force us to incur significant expenses, divert management's time and attention, subject us to adverse publicity, and damage our reputation and competitive position. A successful assertion of a claim against us may result in potentially significant monetary damages, penalties, or fines and adversely affect sales of our products. Although we carry insurance policies covering this type of liability, these policies may not provide sufficient protection should a claim be asserted against us. In addition, costs or payments made in connection with warranty and product liability claims and system recalls could adversely affect our financial condition and results of operations in a material manner. Product liability claims, injuries, defects, or other problems experienced by other companies in the digital printing industry could lead to unfavorable market conditions for the industry as a whole.

We may need substantial additional capital in the future, which may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our pipeline products or intellectual property. If additional capital is not available, we may have to delay our expansion plans or reduce operations.

Based on our current business plan, we believe our cash flows from operating activities and our existing cash resources will be sufficient to meet our currently anticipated cash requirements through the next 12 months without drawing on our lines of credit or using significant amounts of the net proceeds from our initial public offering and follow-on offerings. We have recently raised $339.8 million of aggregate net proceeds from our November 2021 follow-on public offering, and had approximately $798.1 million in cash, cash equivalents, short term deposits and marketable securities as of December 31, 2021. Nevertheless, to the extent our anticipated cash requirements change due to our expansion plans or otherwise, we may seek additional funding in the future. This funding may consist of equity offerings, debt financings or any other means to expand our sales and marketing capabilities, develop our future solutions or pursue other general corporate purposes. Securing additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to market our current solutions and develop and sell future solutions. Additional funding may not be available to us on acceptable terms, or at all.

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

As part of our business strategy, we have acquired businesses and may acquire or make investments in other complementary companies, products or technologies. For example, in August 2020 and in August 2021 we acquired Custom Gateway (a provider of cloud-based software workflow solutions for both B2B and B2C business models), and the assets of Voxel8 (which possessed advanced additive manufacturing technology for textiles), respectively. In January 2022, we announced our agreement to acquire Tesoma (a provider of curing solutions), and we expect to close this acquisition in April 2022. Our experience in acquiring and integrating other companies, products or technologies is limited. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we complete other acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors. In addition, if we are unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, our revenues and results of operations may be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our ordinary shares. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

We may be subject to additional tax liabilities in the future as a result of audits of our tax returns.

We are subject to income taxes principally in Israel, Germany, Hong-Kong, United Kingdom, Japan and the United States. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes, and if the relevant tax authority does not agree with the positions that we take, we could be subject to tax audit and face significant tax liabilities, which could have a material adverse effect on our results of operations. We were recently subject to such a tax audit for the years 2013 to 2019 by the Israeli Tax Authority, or ITA, in respect of which we ultimately reached a settlement with the ITA. We account for income taxes in accordance with ASC 740, “Income Taxes.” ASC 740, which prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

We account for uncertain tax positions in accordance with ASC 740-10 two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement. We currently maintain reserves for uncertain tax positions. If the potential tax liabilities in respect of which we have taken these reserves exceed the amount of those reserves, that may have a material adverse effect on our results of operations. For more information on our tax positions please refer to Note 14 to our financial statements that appear in Item 18 of this annual report.

We are subject to risks associated with the provision of KornitX cloud-based software

On August 7, 2020, we closed the acquisition of Custom Gateway, a leading global provider of cloud-based software workflow solutions for both B2B and B2C business models. The Custom Gateway acquisition provided the basis for the creation of KornitX. KornitX has approximately 250 customers, including leading brands, retailers, and fullfillers. Prior to our acquisition of Custom Gateway, we had not offered customers a subscription-based software or service to manage on-demand production. We do not expect the KornitX offering to have a material impact on our overall results of operations in the very near term; however, we believe that it nonetheless exposes us to a number of potential risks, including the following:

●	software bugs and defects that adversely impact our customer’s production processes;

●	unauthorized access, data breaches and/or loss of customer data, including data regarding payment methods;

●	use of unauthorized open source software or other infringements of third-party intellectual property;

●	challenges providing support to software users; and

●	challenges related to our required delivery of the service level agreements under the virtual supplier model that we utilize for our KornitX offering.

If any of the foregoing risks materializes, our reputation may be adversely impacted, which could, in turn, adversely impact sales of our products and diminish customer confidence in us.

The global COVID-19 pandemic has had, in the recent past, and could have, once again, harmful effects on our business continuity, or on our performance and results of operations.

The COVID-19 pandemic and efforts to control its spread have significantly curtailed the movement of people, goods and services worldwide, including in most or all of the regions in which we sell our products and services and conduct our business operations.

Throughout the period since late in the first quarter of 2020, when the pandemic began, we have acted to ensure the safety and health of our employees, while maintaining business continuity. During periods in which the level of sickness rose, most of our offices were partially or fully closed and most of our employees worked remotely as a precautionary measure intended to minimize the risk of the virus to our employees, our customers, our partners and the communities in which we operate. In addition, during those periods, our manufacturing sites and R&D facilities have generally operated in shifts (capsules) and with high discipline to all health guidelines. During periods of heightened risk of infection, our service teams worked closely with our customers (e.g. everyone was provided with a safety kit), and our global staff shifted to working remotely where needed. Ongoing updates were provided by our CEO and senior Management to all global employees. During periods of reduced sickness, our manufacturing and R&D sites returned to full operation and our Experience Centers, as well as our offices generally re-opened, operating in accordance with safety guidelines of local authorities. Most recently, during the fourth quarter of 2021 and first quarter of 2022, due to renewed outbreaks associated with the Omicron variant of the virus, most of our employees worked partially remote, while our R&D and manufacturing sites operated in shifts. We cannot provide any assurance that the cycle of openings and closures will come to an end in the near future, or that our manufacturing and R&D sites will continue to operate without interruption, particularly if there are additional resurgences in the pandemic.

The move to remote working has not to date materially impacted our business operations or research and development activity. Nevertheless, if our employees are unable to continue working effectively as a result of the COVID-19 pandemic, including because of illness, quarantines, office closures, ineffective remote work arrangements or technology failures or limitations, our operations could be adversely impacted. Further, remote work arrangements may increase the risk of cybersecurity incidents, data breaches or cyber-attacks (including potential retaliatory cyber-attacks stemming from Russia’s recent invasion of Ukraine), which could have a material adverse effect on our business and results of operations, due to, among other things, the loss of proprietary data, interruptions or delays in the operation of our business, damage to our reputation and any government imposed penalty.

During 2021, as economies began to open up, our results on a quarterly basis reflected a return to strong year-over-year growth in revenues and most other categories of operations. We believe, based on our 2021 results and the third quarter and fourth quarter results for 2020, that the pandemic has been accelerating existing trends that are favorable to our business and prospects, including with respect to penetration of e-commerce and “re-shoring” of manufacturing capabilities. Nevertheless, we continue to experience an impact on our sales and marketing initiatives due to the inability to conduct in-person meetings and attend industry events which have resulted in longer sales cycles as compared to pre-pandemic cycles. We also cannot be certain of the impact on sales of any resurgence in COVID-19 that may occur in the future. As a result of these factors, and the impact of the pandemic on our customers, it is more difficult to predict our future performance, it will continue to be more challenging to estimate pipeline conversion rates due to the economic uncertainty, and there is a greater risk that any guidance we provide to the market may turn out to be incorrect.

In addition to other risks discussed in this annual report, the COVID-19 pandemic may give rise to a number of risks, including, but not limited to, the following:

●	our ability to increase sales to existing customers and to enter key adjacent markets may be hindered due to more cautious purchasing and investment strategies by corporate customers;

●	reduced economic activity, which could lead to a prolonged recession, which could negatively impact consumer discretionary spending on garments and apparel, which in turn could severely impact our business operations, financial condition and liquidity;

●	a negative impact on our customer success efforts, our ability to enter into new markets and our ability to acquire new customers, in part due to potentially lower conversion rates on risk assessments and delay and lengthen our sales cycles due to virtual meetings;

●	an increase in credit losses reserves as customers face economic hardship and collectability becomes more uncertain, including the risk of bankruptcies;

●	our ability to retain, attract and recruit employees;

●	a reduction in our operating effectiveness, employee productivity, sales and marketing efforts, as our employees work from home;

●	potential negative impact on the health of our personnel and staff, particularly if a significant number of them are impacted, which could result in a deterioration in our ability to ensure business continuity during this disruption;

●	our ability to complete acquisition processes;

●	our ability to remotely develop and enhance our products; and

●	our ability to raise capital.

The full impact of COVID-19 on our business and our future performance may also have the effect of heightening any of our other risk factors described in this annual report, and is difficult to predict, so there is some level of risk that any guidance we provide to the market may turn out to be incorrect.

Risks Related to Intellectual Property

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

As of December 31, 2021, we owned 37 issued patents in the United States and 43 provisional or pending U.S. patent applications, along with 41 pending non-U.S. patent applications. We also had 29 patents issued in non-U.S. jurisdictions, and 14 pending Patent Cooperation Treaty patent applications, which are counterparts of our U.S. patent applications. The non-U.S. jurisdictions in which we have issued patents or pending applications are China, the European Union or European countries of the European Union, Hong Kong, Israel, Canada, Australia, Republic of Korea, South Africa, Brazil, Japan and India. We may file additional patent applications in the future. The process of obtaining patent protection is expensive, time-consuming, and uncertain, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others through administrative processes or litigation resulting in patent claims being narrowed, invalidated, or unenforceable. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. Our policy is to require our employees (and our consultants and service providers, including third-party manufacturers of our systems and components, that develop intellectual property included in our systems) to execute written agreements in which they assign to us their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but we cannot assure you that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement and pursue infringement claims in certain circumstances in relevant jurisdictions, all of which are costly and time-consuming. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights.

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

We own trademarks that identify “Kornit”, “NeoPigment”, the “K” logo and “Konnect” logo, and we have an additional trademark registration for the “Custom Gateway” logo, among others, and have registered these trademarks in certain key markets. We further own trademark registrations and applications for VOXEL8, VOXEL8 logo, ACTIVEIMAGE, ACTIVELAB and ACTIVEMIX in certain key markets. Although we take steps to monitor the possible infringement or misuse of our trademarks, third parties may violate our trademark rights. Any unauthorized use of our trademarks could harm our reputation or commercial interests. Efforts to enforce our trademarks may be expensive and time-consuming and may not effectively prevent infringement.

We may not register our trademark rights in all of the markets in which we sell our products, and our application to register our trademarks in various jurisdictions may be opposed by third parties (as has occurred in the past), which could require investment of additional time and resources on our part in order to secure registration of those rights. If we do not succeed, our trademarks will be exposed to infringement in a particular jurisdiction, which could have various adverse effects on our operations in that jurisdiction.

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

Risks Related to Our Ordinary Shares

Our share price may be volatile.

Our ordinary shares were first offered publicly in our initial public offering in April 2015 at a price of $10.00 per share, and our ordinary shares have subsequently traded as high as $181.38 and as low as $8.10 through March 15, 2022. The market price of our ordinary shares may continue to fluctuate substantially as a result of many factors, including:

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

Amazon is entitled to certain registration rights with respect to the 3,401,028 ordinary shares underlying new warrants that we issued to its affiliate on September 14, 2020, pursuant to a transaction agreement that we entered into with Amazon on that day. All shares sold pursuant to an offering covered by a registration statement will be freely transferable except if purchased by an affiliate. See “ITEM 10.C— Material Contracts— Agreements with Amazon— Transaction Agreement and Warrant” in this annual report.

In addition, 291,953 ordinary shares are issuable under currently vested and exercisable share options granted to employees and office holders as of December 31, 2021. We have filed registration statements on Form S-8 under the Securities Act registering our potential issuance of those ordinary shares under our share incentive plans, of which, as of December 31, 2021, there were options, restricted share units and warrants to purchase 1,758,614 shares outstanding. Shares included in such registration statements may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

As a public company, we are required to devote substantial time towards maintaining the effectiveness of our internal controls and to other compliance initiatives and corporate governance practices.

As a public company, and to a greater extent once we lost our status as an emerging growth company, we incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Stock Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives.

In particular, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. Additionally, as we are no longer an emerging growth company and qualify as a large accelerated filer, we must include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on historic and certain estimates of our gross income, gross assets and market capitalization (which may fluctuate from time to time) and the nature of our business, we believe we were not a PFIC for the taxable year ended December 31, 2021 and we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2022. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our 2022 taxable year until after the close of the year. There can be no assurance that we will not be considered a PFIC for any taxable year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “ITEM 10.E Taxation and Government Programs—U.S. Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of sales of our ordinary shares. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. For a more detailed discussion, see “ITEM 10.E Taxation and Government Programs - U.S. Federal Income Taxation - Passive Foreign Investment Company Considerations.”

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

Our headquarters, research and development and manufacturing facility, and the primary manufacturing facilities of our third-party manufacturers, are located in Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza Strip, both of which resulted in rockets being fired into Israel, causing casualties and disruption of economic activities. In the latest round of hostilities, which took place in May 2021, some Israeli Arabs participated in attacks within Israel at the same time at which Hamas attacked Israel, which opened up an internal front within Israel that could potentially recur in the future and further destabilize the economic environment within Israel during a military conflict. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. While we have commenced implementation of a business continuity plan which provides for alternative sites outside of Israel, there can be no assurance that such plan will be successful. Any armed conflict involving Israel could adversely affect our operations and results of operations.

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2021, we had 499 employees based in Israel, certain of whom may be called upon to perform up to 54 days in each three year period (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively, in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession, up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

The tax benefits that are available to us under Israeli law require us to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We are eligible for certain tax benefits provided to “Benefited Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investments Law, until 2018. Beginning in January 2019, and with respect to our taxable results from 2019 onwards, we and our Israeli subsidiary are furthermore eligible to apply the terms of the Investments Law as they relate to a “Preferred Enterprise,” or PE, and/or a “Preferred Technological Enterprise,” or PTE. In order to remain eligible for the tax benefits for Benefited Enterprises for our Israeli subsidiary’s taxable results until 2018, and for its taxable results from 2019 onwards with respect to a PE or PTE, we must continue to meet certain conditions stipulated in the Investments Law and its regulations, as amended. If these tax benefits are reduced, cancelled, or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates and we may be required to refund any tax benefits that we have already received, plus interest and penalties thereon. The statutory corporate tax rate for Israeli companies is 23% from January 1, 2018 and onward. Additionally, if we increase our activities outside of Israel through acquisitions or otherwise through our Israeli subsidiary, our existing or expanded activities might not be eligible for inclusion in existing or future Israeli tax benefit programs. The Israeli government may furthermore independently determine to reduce, phase out, or eliminate entirely the benefit programs under the Investments Law, regardless of whether we then qualify for benefits under those programs at the time, which would also adversely affect our global tax rate and our results of operations. See “ITEM 5. Operating and Financial Review and Prospects— Taxation and Israeli Government Programs Applicable to our Company — Law for the Encouragement of Capital Investments, 5719-1959.”

We have received and may receive further Israeli government grants for certain research and development activities. The terms of those grants restrict our ability to transfer manufacturing operations or technology outside of Israel.

Our research and development efforts have been financed in part through grants from the Israeli National Authority for Technological Innovation, or the Innovation Authority (previously known as the Israeli Office of the Chief Scientist). Prior to 2015, we received various grants from the Innovation Authority, all of which we repaid. In 2020 and 2021, we received new commitments from the Innovation Authority for non-royalty bearing grants to reimburse us for up to 55% of our research and development expenses in connection with our projects, in amounts of NIS 1.97 million and NIS 2.02 million, respectively (approximately $0.61 million and $0.65 million), in the aggregate. To date, we have received from the Innovation Authority NIS 1.51 million (approximately $0.45 million) of this new committed amount. We must comply with the requirements of the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and related regulations, collectively referred to as the Innovation Law, in connection with that new funding and any past funding that we had received from the Innovation Authority.

When a company develops know-how, technology or products and related services using grants provided by the Innovation Authority, the terms of those grants and the Innovation Law, among others, restrict the transfer outside of Israel of (i) such Innovation Authority-supported know-how (including by a way of license for research and development purposes), (ii) manufacturing or manufacturing rights of such products, and (iii) such technologies, without the prior approval of the Innovation Authority. We may not receive those approvals.

The restrictions set forth under the Innovation Law, to which we are subject (even after repaying grants we have received) include:

●	Transfer of know-how outside of Israel. Transfer of the know-how that was developed with the funding of the Innovation Authority outside of Israel requires prior approval of the Innovation Authority, and, if approved, will require the payment of a redemption fee, which cannot exceed 600% of the grant amount plus interest. Upon payment of such fee, the know-how and the production rights for the products supported by such funding cease to be subject to the Innovation Law.

●	Local manufacturing obligation. The terms of the grants under the Innovation Law require that the manufacturing of products resulting from the Innovation Authority funded programs are carried out in Israel, unless a prior written approval of the Innovation Authority is obtained. Such approval may be given in special circumstances and upon the fulfillment of certain conditions set forth in the Innovation Law, including payment of increased royalties. Such approval is not required for the transfer of less than 10% of the manufacturing capacity in the aggregate, and in such event, a notice to the Innovation Authority is required.

●	Certain reporting obligations. A recipient of a grant or a benefit under the Innovation Law is required to notify the Innovation Authority of events enumerated in the Innovation Law.

These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer manufacturing activities with respect to any product or technology outside of Israel; however, they do not restrict the export of our products that incorporate know-how funded by the Innovation Authority. Furthermore, the consideration available to our shareholders in a sale transaction involving the actual transfer outside of Israel of technology or know-how developed with funding by the Innovation Authority pursuant to a merger or similar transaction may be reduced by any amounts that we are required to pay to the Innovation Authority. Failure to comply with the requirements under the Innovation Law may subject us to mandatory repayment of grants received by us, together with interest and penalties, as well as expose us to criminal proceedings.

Provisions of Israeli law and our articles may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital, otherwise, the acquirer may not own more than 90% of a company’s issued and outstanding share capital. Completion of the tender offer also requires approval of a majority in number of the offerees that do not have a personal interest in the tender offer, unless at least 98% of the company’s outstanding shares are tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition. See “Articles of Association — Acquisitions under Israeli Law” in Exhibit 2.2 to this annual report.

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

Our History

Our legal name is Kornit Digital Ltd. and we were incorporated under the laws of the State of Israel on January 16, 2002. We shipped our first system in 2005. In April 2015, we completed our initial public offering, or IPO, pursuant to which we sold 8.165 million ordinary shares for aggregate gross proceeds (before underwriting discounts, commissions and expenses) of $81.65 million. Our ordinary shares began trading on the Nasdaq Global Select Market, under the symbol “KRNT,” on April 2, 2015. On January 31, 2017, June 18, 2019, September 21, 2020 and November 23, 2021, we completed follow-on offerings pursuant to which we sold approximately 2.3 million, 5.0 million, 3.0 million and 2.3 million ordinary shares, respectively, for aggregate gross proceeds (before underwriting discounts, commissions and expenses) of $38.0 million, $137.3 million, $168.0 million and $352.9 million, respectively. In addition, on September 21, 2020 and November 23, 2021, Amazon sold approximately 1.7 million and 0.7 million ordinary shares, respectively, pursuant to exercise of their warrants, for aggregate gross proceeds of $95.0 million and $102.9 million, respectively.

As of December 31, 2021, we had approximately 1,200 active customers globally. As of December 31, 2021, we had 882 employees located primarily across four regions: Israel, America, Europe and Asia Pacific. In the year ended December 31, 2021, we generated revenues of $322.0 million, representing an increase of 66.6% over the prior fiscal year. In the year ended December 31, 2021, we generated 68.2% of our revenues from the Americas region, 24.5% from the Europe, Middle East and Asia (“EMEA”) region, and 7.3% from the Asia Pacific region.

We are subject to the provisions of the Israeli Companies Law, 5759-1999. Our principal executive offices are located at 12 Ha’Amal Street, Rosh Ha’Ayin 4809246, Israel, and our telephone number is +972-3-908-5800. Our website address is www.kornit.com (the information contained therein or linked thereto shall not be considered incorporated by reference in this annual report). Our agent for service of process in the United States is Kornit Digital North America Inc., located at 480 South Dean Street Englewood, NJ 07631, and its telephone number is (262) 518-0200. As a company whose ordinary shares are registered under the Exchange Act, we report publicly to the SEC. The SEC maintains an Internet site (http:// www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Principal Capital Expenditures

Capital expenditures in the years ended December 31, 2019, 2020 and 2021 were principally used for the purchase of property, plant and equipment ($5.4 million, $13.5 million and $14.5 million in 2019, 2020 and 2021, respectively). The aggregate amount for 2019, 2020 and 2021 included approximately $2.5 million paid for the land for our new 6,400 square meter manufacturing and ink storage facility in Kiryat Gat, Israel, for which construction began in January 2019. The construction of that new facility in Kiryat Gat, Israel was completed in January 2022. The total cost for land, construction of the facility, design and installation of the production line, is approximately NIS 69 million (approximately $22 million based on current exchange rates). We are financing the construction of that facility from cash on hand. Our significant capital expenditures for the acquisition of interests in other companies within the last three years and through the current time are described below.

On February 7, 2019, we consummated an asset purchase from Hirsch Solutions Inc., our former primary distributor in the United States and Canada, which accounted for 18% and 15% of our revenues in the years ended December 31, 2017 and 2018, respectively, to purchase remaining Kornit business assets related to the former distribution agreement between the companies. On the closing date, our company, through our wholly owned subsidiary Kornit Digital North America Inc., took ownership of relevant Kornit-related customer business assets as well as remaining inventory of systems and ink. Under the related acquisition agreement, the total consideration was $4.7 million, which we paid in cash.

On August 11, 2020, we completed the acquisition of Custom Gateway, an innovative technology provider of cloud-based software workflow solutions for on-demand production business models. Its platform supplements Kornit’s Konnect platform for visibility and control of print operations, and offers Kornit customers valuable business insights for agility in the face of market dynamics and disruption. The total consideration for that acquisition, which we paid in cash, was $16.9 million.

On August 10, 2021, we consummated the acquisition of the assets of Voxel8 and its advanced additive manufacturing technology for textiles. Voxel8’s technology allows for digital fabrication of functional features with zonal control of material properties, in addition to utilizing high-performance elastomers adhering to inkjet technology. The total consideration for that acquisition, which we paid in cash, was $15.0 million.

On January 25, 2022, we entered into a definitive agreement to acquire Lichtenau, Germany-based Tesoma GmbH, or Tesoma. Tesoma is globally recognized for the high-quality engineering and performance of its cutting-edge textile curing solutions. The acquisition is expected to be completed on or before April 1, 2022, following the satisfactory completion of business transition and integration plans. The total consideration for that acquisition, which we will pay in cash, will be approximately Euro 11 million.

B.	Business Overview

Industry Overview

The General Textile Industry

Textile is a flexible material formed using various processes, including weaving, knitting, crocheting or felting. This material may be used for manufacturing a broad range of conventional as well as advanced, finished goods, which may be broadly categorized (as related to the focus of our business) into fashion, apparel, home decoration and soft signage applications. According to a report published by Statista in 2021, the value of the global apparel retail market totaled $1.4 trillion in 2020 and was forecasted to total $1.55 trillion in 2021. According to the same report, the market value is projected to be $1.8 trillion in 2023, reflecting a compound annual growth rate (CAGR) of 8.7% from 2020 to 2023. Increasing income per capita, favorable demographics and changing consumers’ shopping habits are expected to drive demand in the apparel market.

The global printed textile industry involves printing on fabric rolls, finished garments and unsewn pieces of cut fabric at various stages along the value chain in the production of goods for (as related to the focus of our business) fashion, apparel, home decoration and soft signage applications. According to The Future of Digital Textile Printing report published by Pira in September 2021, it is estimated that approximately 94% of the global output of printed textile in 2021 was carried out via analog methods of printing. According to the same Pira report, the global value of digital printed textile output is estimated to be approximately $4.3 billion in 2021 and is expected to grow to approximately $7.9 billion by 2026, reflecting a CAGR of 12.7% in the five-year period from 2021 to 2026, mainly driven by changes in consumer demand, sustainability and brand needs to mitigate excess inventory. According to the same Pira report, digital textile output volume is expected to grow at a CAGR of 13.9% for the five-year period from 2021 to 2026, despite challenges brought on by the COVID-19 pandemic.

COVID-19 Impact on the Fashion Industry’s Supply Chain

In 2020, the textile industry found itself in the midst of an unprecedented disruption caused by the COVID-19 pandemic, which resulted in pressure on revenues and margins while at the same time creating new opportunities and fueling existing ones. The impact of the COVID-19 pandemic on the textile industry has been swift and significant from the perspective of both consumer behavior and supply chains.

Many global supply chains continue to experience disruptions and pressures from multiple directions including increased shipping costs, shortages in commodities and materials, and extremely long lead times. The fashion industry, which is heavily reliant on extensive supply chains, must now cope with additional new pressures on its business models. According to Oxford Economics’ Global Risk Survey, approximately half of all global businesses suffered supply chain disruptions in 2021, with one in eight severely affected. In addition to the impact of the COVID-19 pandemic, shifting industry dynamics, new trade agreements and continuously changing operational challenges are all contributors to these conditions facing the industry.

Looking forward, supply chain challenges are expected to remain, or even increase. Surges in global demand, combined with limited capacity of freight services in ports and terminals, are both increasing pressure and challenges across the global supply chain. As a result, there are growing concerns that increased levels of disruption and price hikes may last not only in the near future, but possibly represent a new steady-state, setting new standards for the global fashion industry.

Consumer demand is surging in Western countries, emerging from long periods of lockdowns and financial uncertainty. This rising demand is putting massive pressure on fashion brands as they struggle to procure products on time, manufacture efficiently and ship it in a timely manner. For example, in August 2021, Adidas reported that pandemic-related supply chain disruptions could cost the company up to $586 million in sales. Consumer demand for extremely-fast delivery, both online and in-store, combined with the demand for sustainable materials and production / manufacturing processes, are putting significant pressure on companies’ supply chains.

Given the implications of the fashion industry’s extensive supply chain, many fashion executives are working hard to find solutions, such as in-house distribution, moving production closer to the consumer (nearshoring and onshoring), cutting-edge inventory management and working hard to secure early access to raw material supplies. For example, several European companies increased their nearshoring efforts in the last two years, moving textile manufacturing from China to Turkey (for example) to minimize delays. In the short, mid and longer term, fashion brands will need to focus great efforts into improving, or completely re-building their supply chains to become more agile, digital and flexible by implementing new strategies including on-demand manufacturing and nearshoring

Mega Trends Affecting Our Industry

Industry 4.0

Digitization of manufacturing is transforming the way products are being produced. This transformation process is also broadly referred to as Industry 4.0, representing the fourth industrial revolution occurring in manufacturing. This fourth industrial revolution is primarily about full digitization and the move away from analog production methods, as well as cloud network connectivity, and the introduction of autonomous systems fueled by data and machine learning. As a result of the support of machines that keep getting smarter as they get access to more data, the increased use of affordable robotics in production environments, and the data-connected logistics supply chain, future factories are predicted to become more efficient, productive and less wasteful. The fashion and apparel industry segments in which we operate have been operating for decades in traditional, analog and labor-intensive models, which we expect will yield to what could be referred to as Textile 4.0. This market landscape minimizes the efficacy of forecasting demand, fashion cycles, and reliance on complex, widely dispersed supply chains that slow fulfillment to weeks, months, and beyond. We believe that in this new construct, demand will become clear on a moment’s notice, and consumers will gravitate towards fulfillers and brands that can satisfy those demands in a similarly quick manner. On the supplier side, the benefit here can best be illustrated by suppliers only needing to “stock” virtual store shelves rather than physical ones (which carries enormous opportunity in eliminating large, often unsold inventories), but conversely, they must be willing and able to produce the virtual product being chosen by the consumer. We believe this where digital, on-demand production capabilities become essential—the more responsive and agile in response to demand data, the better.

E-Commerce Boom

E-commerce has grown globally at an unprecedented rate and is transforming retailing, across industries. Around the world, e-commerce is entirely changing the way people shop. Access to global shopping opportunities allows consumers to save time and money and affords them greater choice. E-commerce giants and technology vendors continue to invest in advanced technologies such as virtual reality, 3D modelling, augmented reality, and artificial intelligence in a continuous effort to improve the online shopping experience.

According to McKinsey, the rise of COVID-19 accelerated the trend towards e-commerce. In the first quarter of 2020, e-commerce penetration in the United States doubled the prior 10 years’ penetration, from about 15% to more than 30%. Additionally, 75% of U.S. consumers tried new stores, websites, or brands during the COVID-19 crisis, and 60% of those consumers expect to use those stores/brands again after the crisis has abated. According to McKinsey’s “State of Fashion 2022” report, 32% of fashion executives mentioned digital as the biggest opportunity for the fashion industry in 2022. The report refers to digital mostly in the sense of online brand presence and embracing digital innovations.

In recent years, the creators’ economy has been gaining momentum and rapidly growing its market size to an estimated market of $104B, according to Influencer Marketing Hub. The creator economy is the collection, creation, distribution, and monetization of content in the digital world. At the core of the creator economy are social media channels and ecommerce platforms allowing creators to monetize their content and traffic. Following the ecommerce boom and its evolving connectivity with social media platforms, creators-focused ecommerce channels have emerged to offer services like influencer marketplaces, merchandise stores, and tipping platforms to help content creators leverage the traffic they create and the connection with their audience. Easier monetization tools and growing opportunities are fueling the growth of the creators’ community, in which players can count on income generated online from their content. In fact, 43% of surveyed creators by Influencer Marketing Hub stated they are making a liveable wage from their content at $50k in annual income or higher.

eMarketer indicated that following a 25.7% increase in 2020, retail ecommerce sales were projected to grow by 16.8% globally to $4.9 trillion in 2021, at a rate of 21.5% in Central and Eastern Europe, 19.8% in the Middle East and Africa, 19.4% in Latin America, 18.1% in North America, 16.9% in Western Europe and 15.5% in Asia-Pacific. Statista projects the 2021 to 2024 CAGR for retail e-commerce sales worldwide to be 9.3%. According to Statista, the most common reasons consumers cited for purchasing online included direct delivery to their homes, cheaper prices, convenience and 24-hour availability.

According to Digital Commerce 360, e-commerce share of total U.S. apparel sales in 2020 grew faster than in previous years, accounting for 46.0% compared to 30.1% and 26.6% in 2019 and 2018, respectively. Online U.S. apparel sales grow year over year by 21.8% while offline U.S. apparel sales declined by nearly 40% in 2020.

Recently, a movement towards the 3rd iteration of the internet has gained significant momentum. Each of the two past iterations of the internet was created to solve existing challenges associated with the previous or outdated version. The latest iteration, Web 3.0, focuses on a more decentralized and open internet where users and creators have equal input and are able to share value more efficiently. Web 3.0’s impact on e-commerce focuses upon fair value distribution and building an open economy for creators, consumers, and manufacturers. The core pillars of ecommerce in the era of Web 3.0 support an open economy which thrives on trust, transparency, and borderless exchange, eventually creating an environment where buyers and sellers can better and more efficiently interface with one another. Web 3.0 drives ecommerce players to rethink business models and build new ones around content management, partnerships, licenses and subscription, memberships, advertisements and user experience. New technologies like VR and AR, used in Metaverses and in the physical world, are creating whole new shopping experiences for consumers. These new shopping experiences drive an increase in consumer spending. Shopify reports that interactions with products having AR content showed a 94% higher conversion rate than products without AR. According to research performed by Technavio, the global AR and VR market is expected to increase by $162.7 billion from 2020 to 2025 and the market’s growth is expected to increase at a CAGR of 46%.

Traditional Retail Meltdown

For the last decade, various factors have resulted in the shrinking, bankruptcy/reorganization, or total closing of numerous traditional North American retailers. Announcements from major retailers of plans to either discontinue or greatly scale back their retail presence peaked during 2020 when worldwide lockdowns kept consumers away from stores and continued during 2021. For example, Lord & Taylor (established 1826) filed for bankruptcy in August 2020, and announced it was shuttering all stores a month later. A year later, Lord & Taylor brand was revived under a new owner as a digital collective store. Other major retailers declaring bankruptcy in 2020 and 2021 included ABC Carpet & Home, Lorna Jane, Sequential Brands Group, Global Brands Group USA, Alex and Ani, The Collected Group, Christopher & Banks, Loves Furniture, Brooks Brothers, J.C. Penney, Neiman Marcus, J. Crew Group, Stein Mart, and Tailored Brands (which owns Men’s Wearhouse and Jos. A. Bank).

The primary factors affecting the continued closing of traditional retail stores are the shift in consumer habits towards online shopping, a less than inspiring shopping experience at traditional brick-and-mortar stores, retailers’ inability to sell trend-right apparel, and the ongoing pile-up of unsold inventory, which has put pressure on profits. Additional recent examples are the announcement by Inditex (which has several brands, most prominent of which is Zara) that it would close up to 1,200 stores worldwide in 2021 to focus on digital growth; the announcement by Gap and Banana Republic that they will close 30% of their stores in North America by January 2024; and the announcement by Diane von Furstenberg that it is closing all of its stores and moving to a digital-only model, while reducing up to 75% of its staff. Traditional retailers are struggling to find the right balance between supply and demand, so that they do not end up with too much inventory on their shelves or in stock rooms, or conversely, running out of their best-selling products without the ability to replenish that stock immediately. When merchandise piles too high, traditional retailers are forced to use steep discounts to deplete inventory and make room for next season’s goods. Further, ecommerce share gains continue to put pressure on traditional retail stores that are finding it difficult to compete with the level of selection, price, service, and convenience provided by many of the pure-play ecommerce companies or scaled omni-channel retailers.

The pandemic has only accelerated the fall of several retailers, which have faced dwindling sales and growing debt over the past few years as consumer preferences changed. Coresight Research estimated that as many as 10,000 stores in the U.S. were to be shuttered for good in 2021, following a record of 12,200 store closings in 2020, according to CoStar Group, which represents 159 million square-feet of retail space.

 COVID-19 has accelerated previously existing trends: companies that had embraced digital transformation and Industry 4.0 production and delivery methods saw growth while those reliant upon more traditional, analog production and delivery methods lagged. We believe this emphasizes the need for digital transformation; the more an enterprise’s business model depends on physical storefronts and multinational supply chains, the more susceptible that enterprise is to fallout from major economic disruptions, as seen in 2020 and 2021.

Social Media Platforms

Social platforms, historically categorized into media and networks (which categories have merged in recent years), have changed the industrial and business landscape, both for companies that have adopted them and for those that have not. Social media platforms have a powerful impact on the ways in which individuals and organizations are communicating with each other, and a powerful impact on consumer trends, demand and brand perception. The number of social media users, according to DataReportal’s Digital 2021: Global Overview Report from January 2021, was 4.2 billion, representing 53% of the total world population. In the U.S. alone, according to Statista data from July 2021, roughly 89% of the population used social media. This mainstream effect has a dramatic impact on the ability of small and micro brands, some of which are initiated by individuals or organizations that are leveraging their social influence status to inspire individuals who, in turn, purchase those brands’ products, to achieve ultra-fast recognition and exponential growth at the expense of traditional players, which need to develop agility in order to connect with consumers.

Social media platforms gained traction over the course of the COVID-19 pandemic for discovering and shopping for fashion, as customers unable to visit stores or socialize in-person during global lockdowns spent more time at home scrolling through their feeds. 74% of consumers say that they are now more influenced to shop via social media than they were before the pandemic, and 70% cite clothing as one of the product categories they shop for most on social media, according to McKinsey’s “State of Fashion 2022” report.

Recently, the Metaverse concept has gained a lot of attention and is regarded by many as the evolution of the traditional social media model. Simply described, a Metaverse is a hybrid world between the real and digital spaces, where virtual reality, augmented reality, and artificial intelligence work together to offer users a more immersive online experience, giving people a more tangible sense of presence and further differentiating it from traditional social media platforms. As this trend grows in popularity, 72% of U.S. consumers report that they have accessed virtual worlds in the last 12 months, according to The Business of Fashion report “The Opportunity in Digital Fashion and Avatars”.

As the future Metaverse reshapes ecommerce and social media platforms, the fashion industry is evolving rapidly to fit the new digital spaces and implications:

●	Digital environments have become increasingly immersive and portable, enabling fashion companies to convey their brand story in new ways while evolving their acquisition and retention strategies.

●	Digital fashion assets will become widespread and more desirable, as greater amounts of time are spent in worlds that are digital, according to The Business of Fashion Report “The Opportunity in Digital Fashion and Avatars”

●	Brands have an increasing opportunity to monetize digital assets and manage their scarcity.

●	Virtual worlds enable participants to curate many identities, and brands can shape how these identities are communicated.

Another important evolution of traditional social media is strongly tied to the increasing popularity of gaming, as the video games market already valued at approximately $180 to $200 billion according to The Business of Fashion. Game developers and social media platforms quickly discovered that players enjoyed the personal satisfaction that came with posting their high scores and game achievements. Once they identified the mutual value, the two platforms started helping one another and adapted synchronously. Many communities were developed around different games and worlds within the gaming environments, enabling a new platform for global communication.

In recent years, gaming companies saw the potential multiplayer games had to become an even more interactive platform than social media. Today, many online games function as social platforms for people to interact with their friends and playing the actual game has become a lower. Games like Fortnite, Minecraft and Roblox are examples of how online games can create entire gaming communities and build robust social media networks. Online video games are evolving to become an alternative to traditional social media platforms, and as a meaningful interactive internet marketplace.

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

The pandemic crisis has emphasized the need to move to more sustainable and responsible ways of working in all areas of the value chain. World Wildlife Federation study presented a 71% rise in online searches for “sustainable goods” globally, underscoring the mindset shift that has begun over the last few years.

Among the biggest environmental impacts of the textile industry, two noticeable impacts are water pollution and waste of both water and garments.

In some of the countries in which garments are produced, untreated toxic wastewaters from textile factories are discharged directly into the rivers. This is extremely harmful to aquatic life and the health of millions of people living near to those riverbanks. The contamination also reaches the sea and eventually spreads around the globe. 200,000 tons of dyes are lost to effluents every year according to an article published by Sustain Your Style. According to World Economic Forum the textile industry is also the second largest consumer of water. According to Sustain Your Style data, up to 200 tons of freshwater can be required per ton of dyed fabric.

Consumer behavior and frequently changing fashion trends are making it difficult for fashion brands to predict the volume of items that will be purchased, causing, among other things, 30% of garments to be overproduced, according to the Australian Circular Textile Association (ACTA).

High overproduction percentage drive massive inventory leftovers and a negative pressure on financial performance due to reliance on cost-per-unit driven traditional supply chains which are designed for production of mass volumes. According to McKinsey’s “State of Fashion 2021” report, 40% of garments were sold at a discounted price, creating billions of dollars of lost revenues and margin. Redundant inventory and lack of adequate recycling infrastructure cause textile waste to rise and become an industry wide problem.

Considering the size of the textile industry — one of the largest industries in the world—sustainability of the industry is important, but, on top of that, companies can also make a huge difference environmentally, economically and socially. COVID-19 increased the importance of sustainability in purchasing decisions, and the rise of circular business models. The textile industry has many reasons to place an emphasis on sustainability, including reduced costs, protection of the environment and sustained goodwill from its customers for eco-friendly practices. As one of the world’s most water and air polluting industries, sustainability issues in the textile/apparel industry continue to receive great attention. Currently, less than 10% of the global textile market is composed of recycled materials, according to Preferred Fiber & Materials Market Report 2021.

In September 2021, we released our 2020 Impact Report on Environmental, Social and Corporate Governance: Progress, Action and Future Goals, or the 2020 Impact Report, in which we set forth the sustainability goals and action plan which we are targeting for 2026: reducing overproduction by 1.1 billion apparel items; reducing greenhouse gas emissions by 17.2 billion kilograms; and saving 4.3 trillion liters of water. Our 2020 Impact Report discussed our policies and practices in various environmental, social and ethical matters, including corporate governance, climate change risks, environmental compliance, employee health and safety practices, human capital management, and workforce inclusion and diversity. Formulated in accordance with the Global Reporting Initiative Standards and Sustainability Accounting Standards Board, the Impact Report is a central part of our overarching ESG strategy that places environmental action and a minimized ecological footprint at the front and center of our business. This strategy transcends our activities and efforts across all departments.

As pioneers of digital innovation in the fashion industry, we aspire to create a ripple effect of change, enabling our customers, their customers, partners, and communities to maximize their positive impact on the environment and the planet.

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

In the wake of COVID-19, expressive casual wear has also become a growing trend as consumers are spending more time working from home, or in a hybrid mode.

Instant Gratification

Modern consumers seek solutions faster and easier than ever before, catalyzed by the explosive growth of technology and mobile applications usage. This shift has given way to an on-demand economy where immediate gratification has become the standard across industries, in the form of instant arrival rides in the transportation industry, unlimited on-demand video streaming, minimal wait time for food deliveries, or in the case of retail, instant visibility and availability of product and inventory, and ultra-fast delivery. Consumers expect to be serviced almost instantaneously and are rewarding the brands that understand and meet their instant gratification needs. According to “The Future of Commerce Trend Report 2022” by Shopify, one of the most important qualities valued by online shoppers is estimated time of delivery, as 68% of online shoppers are influenced by estimated time of delivery, and expect either same-, next-, or two-day delivery. According to Statista, same-day shipping market in the U.S. is forecasted to exceed $10.6 billion in 2022, representing an approximately 80% increase from 2019, and is expected to reach over $15.6 billion in 2024. Furthermore, in 2021, 37% of North American shoppers, as well as 32% of European and Middle Eastern, abandoned a purchase because the estimated shipping time was too long.

According to the merchants surveyed in Internet Retailer’s 2019 Top 1,000 (North American online retailers), 65.4% offer free shipping on at least some orders, and 17.5% offer free shipping on all orders, and more than 50% offer the option to pay for next-day delivery.

This change in consumer behavior is causing retailers to evaluate ways to alter their approach towards their entire supply chain, with high focus on adopting on-demand production, improved inventory management and an efficient and scalable fulfilment infrastructure. In addition to retooling their internal fulfilment capabilities, many retail brands have begun to leverage the capacity of third-party online stores to meet customer demands for delivery speed and product availability.

Social Media Influence

With the rise of mega social platforms like YouTube and Instagram, and fueled by the widespread mobile device accessibility, influencer marketing continues to significantly impact social media and narrow the bridge between discovery, inspiration, and purchase. According to the IPSOS “How COVID-19 Fosters New Purchasing Behavior” report, half of adults, including 33% over the age of 55, tried a new technology in the wake of COVID-19 disruptions. McKinsey’s “State of Fashion 2021” report emphasizes the importance of developing more engaging and social experiences to encourage consumers to connect, given the shifts in consumer behavior driven by COVID-19 over the past year. ODM Group finds 74% of consumers rely on social networks with their purchasing decisions (online and offline). According to the Nielsen Consumer Trust Index, 92% of consumers trust content by friends or acquaintances more than they trust brand content.

According to Morning Consult’s “The Influencer Report” published in 2019, which surveyed more than 2,000 13-38-year-olds in the US, when asked what traits they consider when deciding which influencers to follow, the 88% of respondents were looking for influencers who are authentic and genuinely care about their interests. We believe this can explain why sustainable bloggers and green living influencers are becoming an increasingly popular subgroup. Many fashion influencers across the globe are using their platforms to promote ethical fashion brands, spread eco-conscious messages and encourage users to create a positive impact on the planet.

“Be Greener”

News articles and documentaries around rising seas, declining air quality and shrinking animal populations have become more commonplace in recent years. Sales of reusable coffee cups and water bottles have increased, plastic straws were banned in many bars and restaurants, and mega consumer brands like Evian and Coca-Cola have committed to manufacture from recycled materials. The impulse to “be greener” is clearly gaining momentum. According to Global Web Index’s Connecting the Dots report from 2021 around 40% of the digital consumers surveyed said environmental concerns impact them the most when deciding to buy from a brand. Millennials are the ones driving the sustainable movement with their lifestyle and behavioral changes. According to the Deloitte 2020 Millennials Survey, Millennials and Gen Zs are inclined to spend their income on products and services from brands that speak about issues that resonate with them most, such as protecting the environment. Also, when asked on the essence of businesses, 31% mentioned improving and protecting the environment. According to Deloitte’s Global Millennial Survey social impact and ethics are the most common reasons why millennials change their relationships with businesses. This trend has experienced a strong tailwind in 2020, with the impact of COVID-19 as consumers have become more aware of the fashion value chain environmental and social aspects like employees’ vulnerability and safety. In fact, 55% of consumers expect fashion brands to care for the health of employees, according to McKinsey’s “State of Fashion 2021” survey. Often coined the “green generation,” many brands are starting to see the appeal of, and the opportunity to connect with their consumers through, these changes, rather than viewing the changes as a regulatory burden. Per a Stanford Social Innovation Review paper from 2018, more than 90% of CEOs surveyed state that sustainability is important to their company’s success, and companies develop sustainability strategies, market sustainable products and services, create positions such as chief sustainability officer, and publish sustainability reports for consumers, investors, activists, and the public at large.

According to the Global Web Index study, 60% of Millennials (aged 22-35) said they would be more likely than any other generation to pay extra for ecofriendly or sustainable products. With plastic waste currently at the center stage of consumers’ attention, it is likely just a matter of time before consumers better research the manufacturing processes and decoration techniques for their clothes, shoes and bags before buying them, which will increase pressure on brands to connect with the consumer by adopting eco-friendly printing and decoration methods that minimize water pollution, toxic chemicals use and other textile waste. While producers have clearly made overtures to this trend, such as the Greenpeace “Detox” campaign and the broader “Sustainable Development Goals” set forth by the United Nations, we believe that the growing attitudes among consumers (especially younger, emerging consumers) to favor responsible, sustainable practices will accelerate in the years to come, and fashion brands and fulfillers will find success by capitalizing on that demand.

According to Global Web Index, 72% of consumers across 20 countries said companies behaving sustainably was more important to them because of COVID-19. According to the World Business Council for Sustainable Development, this global trend is strongest in developing and rapidly developing markets, led by China, where 67% of respondents say they would be more likely to purchase products or services from a company with a good reputation for environmental responsibility, with 46% in Sweden, 52% in Australia, and 42% of respondents in the U.S.

Governments and brands are collaborating and joining efforts in promoting industry regulation to support eco-friendly global trends, including the imperatives of circularity, reducing overconsumption, ensuring transparency and traceability, and nearshoring or reshoring operations—eliminating the pollutions associated with transnational supply chains and transport, shrinking production and delivery times, and minimizing supply chain vulnerabilities to inoculate against disruptions and ensure resilience. According to Rebuilding a More Sustainable Fashion Industry After COVID-19 86% of textile facilities have been impacted by canceled or suspended orders in the wake of COVID-19, that resilience is a worthwhile goal for stakeholders throughout the textile value chain.

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

We believe the following objectives capture some of the key areas of focus, as they relate to our business, as traditional and new generation online-first fashion and apparel players continue to adapt their value propositions and operating models to the rapidly changing industry environment and consumer preferences. We believe these industry areas of focus will continue to fuel the growing need and demand for our innovative solutions:

○	Connect with consumers’ need for self-expression via unique graphical and text designs

○	Capture the moment, by shortening the time from inspiration and, design. to sellable product

○	Connect virtual fashion with the physical world – from virtual design to a ready-to-wear garment and from a physical piece to a virtual representation

○	Refine product assortments to focus on profitability and value

○	Connect with consumers via personalization and customization offerings

○	Implement a smart and lean inventory management strategy, while not compromising on design variety

○	Develop in-season reactivity, in response to unexpected demand for specific offerings

○	Respond to the sustainability demands of consumers and regulators

○	Ensure resilience to sudden market shifts from unforeseen disruptions, as occurred with the pandemic

○	Respond to consumers’ immediate gratification needs

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

We believe that in order to address the focus areas identified above, traditional industry and brands will continue to examine and digitally transform their predominantly mass production and inefficient analog operating production models and supply chains, especially as it comes to managing their finished goods inventory levels, which remains a huge financial risk. Traditional companies have continued to invest “upstream the chain” in better predicting buying trends, consumer preferences, and demand via sophisticated big-data analytics, as they plan their collections and inventory levels; however, consumer demand is more volatile and difficult to predict than ever. To add to these difficulties, according to McKinsey's 2022 “State of Fashion” report, it is likely that logistics challenges will only intensify in 2022, with global surges in demand clashing with unpredictable pressures on freight services, ports and terminals. According to the same report, 87% of fashion executives indicated that they expect supply chain disruptions to negatively impact margins next year, further demonstrating the challenges with prediction-only production planning and the needed shift to a more agile, partial or full on-demand production model. Brands need to work with their suppliers to scale up nearshoring and reshoring activities to build production capacity and safeguard access to raw materials. As a result, a number of European companies doubled down on nearshoring efforts through the pandemic to minimize delays. We believe that industry players will continue to seek ways to adopt major changes to their business and operational models, supply chains, and— specifically as it relates to our business— in how they design, produce and decorate garments and apparel.

The below lists a number of key production gaps that prevent a successful transition to partial or full on-demand retailing models and that we believe traditional fashion and apparel manufacturers are looking to close as they plan their future marketing and production strategies:

Mass Customization and Personalization: The capability to manufacture a relatively high volume of product options, carrying unique designs, without tradeoffs in cost, delivery and quality. In a simplified way, the ability to cater demand to mass produce customizable products with unlimited designs, on a one-by-one basis, in a cost-efficient manner.

“Shorter Runs”: Mass production of smaller batches, most likely with higher number of order amounts, at a similar cost per garment structure achieved by producing large batches. This flexibility reduces finished good inventory risks by identifying buying patterns and responding to demand in a more accurate manner by replenishing stock in ultra-short cycles. The pressure for smaller batch sizes and on-demand replenishment is driven partly by profitability, but also by a desire for sustainability. In McKinsey’s “State of Fashion 2021” report, Louis Vuitton Chief Executive Michael Burke emphasized the importance of short runs and the made-to-order model: “The higher the percentage of made-to-order business, the less overproduction you’re going to get involved with. That’s the first thing that luxury needs to concentrate on; smaller runs, ideally a run of one.”

Proximity Production, Proximity Decoration and Nearshoring: Two decades ago, U.S. and European mass-market apparel brands and retailers shifted production to Asia to gain a cost advantage. Factors are changing this calculus by making it critical for companies to bring new styles to market more quickly and switch out lines mid-season. According to a 2018 survey published by McKinsey, 54% of purchasing managers surveyed in the US and the EU said that proximity to customers is becoming more important. In another study published by McKinsey, 60% of apparel procurement executives said that they expect that over 20% of their sourcing volume will be from nearshore by 2025. In addition, rising wages for factory workers across Asia mean that production in Asia is less cost-efficient than it used to be. The real prize is shorter lead times. By reducing time-to-market, companies can produce, partially produce, finish, print or decorate more closely in-line with demand, reducing overstocks and increasing full-price sell-through. Businesses suffered from supply chain disruptions in 2021 as a fallout from a combination of global and local factors, including material and component shortages, transportation bottlenecks, staff unavailability and rising shipping costs, according to McKinsey’s “State of Fashion 2022” report. In the past two years, lockdowns in different regions across Asia put pressure on supply chains, leading larger-scale suppliers and sourcing agents with multi-country footprints to gain an advantage. Going forward, COVID-19 acts as an accelerator for the transition to nearshore production. Proximity production deals with many of the supply chain risks caused by COVID-19 by shortening lead-time and reducing uncertainties, while increasing brands’ and retailers’ flexibility and reactivity to changes, and accommodates the rise of e-commerce and the high demand for specific items. McKinsey’s “State of Fashion 2022” report indicates that over 70% of companies plan to increase the share of nearshoring close to company headquarters, and roughly 25% intend to reshore sourcing to their headquarters’ country, according to McKinsey’s Apparel CPO Survey 2021. As leaders innovate to create efficiencies, there is an imperative for slower-moving brands to expand their focus from efficiency initiatives to digital and operational enhancements which help to better plan and track logistics. Alongside logistical challenges, fashion companies are facing a range of new regulatory and trade hurdles. Among incoming regulations is the EU’s proposal for a world-first carbon border tax and new restrictions on emissions from ship engines. Companies needs to manage these alongside challenges such as import bans from China’s Xinjiang region. For companies shipping between the EU and the UK, Brexit adds new layers due to customs delays. Equally, ongoing trade tensions between the US and China threaten to exacerbate supply chain disruptions. The decrease of China’s dominance of the textile production in recent years reflects an ongoing shift to nearshore locations in the US, EU, Turkey, Central America and North Africa.

Microfactories, Speedfactories, Reshoring: These are smaller and nimble manufacturing sites, usually planned out in an urban cell model, that can efficiently source or produce the raw materials as well as produce and ship finished apparel goods end-to-end. The success of such factories is heavily reliant on a fully digital, real estate efficient, either semi or fully automated manufacturing workflow capability that offsets the inefficient cost structure associated with large analog equipment, rising costs of real estate and labor costs, predominantly in developed countries.

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

Recent technological developments in digital printing have supported the adoption of digital printing by the global printed textile industry, including by custom decorators, online businesses, brand owners and contract printers. As a result of consumer and macro trends, which were accelerated due to the COVID-19 pandemic, we believe that these businesses offer a significant and rapidly growing market for digital printing solutions.

How Digital Textile Printing Addresses the Industry Needs

The following characteristics of digital textile printing enable new business and operating models, help industry players as they address their manufacturing gaps, and, as these characteristics relate to our business, are driving the shift from analog to digital textile printing:

Manufacturing flexibility: Digital textile printing allows a full image or design to be printed on a garment or cut fabric in one manufacturing step, compared to multiple steps in an analog printing process. Digital textile printing gives manufacturers the ability to print short runs, with personalization capabilities, in a cost-effective manner with a minimum order quantity of one unit. Unlike screen printing, digital printing cost remains the same when printing a single unit or multiple units. This allows printers to execute orders one by one without needing to accumulate large demand for a design before printing. In a post- COVID-19 world, manufacturing flexibility will play an essential role in building brands’ resilience. Companies must rethink their sourcing strategies while implementing cutting-edge supply chain management, and building in greater flexibility, in order to keep products at pace with customer demand in 2022.

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

Reduced labor and physical space requirements: Digital textile printing requires significantly less labor to print an equivalent output due to the significant reduction in process steps. The unique Kornit proprietary process of digital textile printing further reduces the need for labor and introduces additional floor space savings for manufacturing equipment by eliminating certain process steps and by consolidating multiple process steps into a single printing system. The combination of labor savings and smaller shop floor footprint, coupled with lower energy consumption and a lack of environmental impact, enables manufacturers to move production closer to consumers in a cost-effective manner. Textile business is very seasonal and the need to retain employees bears a heavy financial burden. The move to digital printing significantly reduces the need for manpower and allows for a more flexible cost structure.

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

Our Business

We develop, design and market innovative digital printing solutions for the global printed textile industry, with the aim of becoming the operating system for on-demand sustainable fashionX (self-expression through textiles— anyone, anywhere, anytime). Our solutions are complemented by additional layers of product and services offerings to serve fulfillers and demand generators, such as brands, creators and licensors, thereby connecting demand and supply, with a major focus on the fashion, apparel and home décor segments of the industry.

Our vision is to create a better world where everybody can bond, design and express their identities, one impression at a time.

Our mission is to revolutionize the fast-changing industry by facilitating and expediting the transition from analog processes that have not evolved for decades and are not fit for the rapidly changing business models and self-disruption needs of the industry, to digital methods of garment, apparel and home decor finished goods production and decoration that address the contemporary supply, demand, social and environmental needs of the industry in which we operate. We strive to connect demand generators like fashion brands, ecommerce platforms, marketplaces, designers, and licensors to the most advanced production capabilities by becoming the operating system for on-demand, sustainable fashionX (self-expression through textiles— anyone, anywhere, anytime)

We focus on the rapidly growing high throughput, direct-to-garment, or DTG, and Direct-to-Fabric, or DTF, segments of the printed and decorated textile industry. Our solutions include our proprietary digital printing systems, ink and other consumables, associated software and value-added services that allow for quality and cost-effective large-scale printing of short runs of complex images and designs directly on finished garments and fabrics. Our solutions address the growing production gaps reflected in the need to shift to shorter runs, proximity production, proximity decoration, partial or full on-demand production, and EcoFactory models by enabling our customers to print and decorate high quality products in a time efficient, cost-effective and environmentally-friendly manner. This allows textile manufacturers to transition from their traditional business and operating models of supply based on demand predictions, to partial or full on-demand or made-to-order models, by which decoration of fabric and production of finished goods only takes place once a customer order has been issued.

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

Our DTG solutions utilize our patented wet-on-wet printing methodology that eliminates the common practice of separately coating and drying textiles prior to printing. This methodology also enables printing on a wide range of untreated natural, synthetic and man-made fabrics, including cotton, wool, polyester and lycra, and with throughputs ranging from 40 to 235 garments per hour. Our entry-level, industrial and mass production DTG solutions are suited to the needs of a variety of customers, from smaller industrial operators with limited budgets to mass producers with complex manufacturing requirements. Our patented NeoPigment ink and other consumables have been specially formulated to be compatible with our systems and overcome the quality-related challenges that pigment-based inks have traditionally faced when used in digital printing. Our software solutions simplify order to production workflows in the printing process, by offering a complete solution from web and traditional order intake through graphic job preparation and execution. We also offer customers maintenance and support services, as well as value-added services and application consulting, aimed at optimizing the number of impressions printed by our systems.

In April 2019, we supplemented our original DTG printing technology with our Kornit NeoPoly Technology, which is our industry’s first digital, industrial process for high-quality printing on polyester, thereby opening the large sport and athleisure market to our digital printing solutions. The new Kornit NeoPoly Technology addresses existing challenges with a new process and ink set implemented in the Kornit NeoPigmentT process. Our new process handles polyester applications without having to compromise on design, run size, substrate, or labor costs. The breakthrough technological innovation has been achieved by an innovative ink set and a physical and chemical process specifically developed for low-temperature curing, and polyester-enhancing functionalities developed to maintain fabric characteristics and provide superior fastness. This unique process overcomes dye migration on polyester. The inks are Eco-Passport certified and do not contain PVCs or any other toxic ingredients. The first system equipped with our Kornit NeoPigment Technology is the Kornit Avalanche Poly Pro, a member of our industrial platform, which became commercially available in April 2019.

In April 2021 we supplemented our original DTG printing technology with our new Kornit MAX technology, which enables never-seen-before print quality and durability standards, together with enhanced production speed. The breakthrough technological innovation has been achieved thanks to new additional process and consumables capabilities, enabling optimal control over print quality and durability on a significantly larger media variety.

In addition, MAX technology introduces further innovation, as its new consumables enable another groundbreaking innovation – Kornit’s XDi technology. Kornit XDi Introduces a new dimension to digital printing by enabling to print multiple layers to create unlimited innovative 3D effects. XDi’s unique premium applications open new markets for our customers and offer unlimited creative freedom that is powered by a simple, single-step, digital and sustainable process. Our customers are now able to do much more with their printing equipment and enter higher margin premium markets.

In addition to our offering that targets DTG applications, we also market an industrial digital printing solution, the Kornit Presto, which targets the on-demand DTF market. While the DTG market generally involves printing on finished garments, the DTF market is focused on printing on fabrics that are subsequently converted into finished garments, home or office décor, and other items. The Kornit Presto (like our predecessor DTF product, the Kornit Allegro) utilizes our proprietary wet-on-wet printing methodology and houses an integrated curing system. It offers the sole (following its predecessor, the Allegro) single-step, eco-friendly, stand-alone industrial DTF digital textile printing solution available on the market. We primarily market the Kornit Presto to businesses seeking horizontal or vertical expansions into fabric decoration, such as innovative web-based businesses operating on-demand business models that require a high degree of variety and limited quantity orders, as well as to fabric converters, which source large quantities of fabric and convert untreated fabrics into finished materials to be sold to garment and home décor manufacturers, and to sustainable fashion producers seeking a competitive edge in today’s changing supply chains. We believe that with the Presto we are well positioned to take advantage of the growing trend towards customized fashion, home décor and on-demand fabric printing, with increased focus on sustainable production. We began selling the Presto commercially in the second quarter of 2019 (after having introduced our initial DTF digital textile printing solution, the Kornit Allegro, four years earlier, in the second quarter of 2015).

In October 2021, we introduced the Presto MAX. The Presto MAX is the first digital print system to offer white printing on colored fabrics, enhancing decoration capabilities for dark colored fabrics more broadly. In addition, the Presto MAX is the only single-step solution— and the most sustainable solution available— for direct-to-fabric printing, delivering quality, soft feel, with whites and brighter neon colors. As mentioned above, the MAX technology enables our new Presto MAX to utilize the innovative XDi technology, enabling our customers to cater to new market verticals and to offer completely differentiated, high-value applications.

Kornit Presto MAX is compatible with natural, synthetic, man-made and blended fabrics, and includes advanced algorithms for smart autonomous calibration, to deliver high-quality results with short cycle times and minimal manual interruptions or defects. The system was devised for compatibility with the KornitX global fulfillment ecosystem to enable anywhere, anytime production, supporting a true distributed on-demand sustainable production model that fulfills nearer to the end consumer, eliminating time and logistical waste from the experience while empowering brands to ensure quality and consistency across all systems and production sites.

Kornit Presto MAX provides the cornerstone of a smart, efficient, sustainable EcoFactory that empowers producers to cover and integrate more parts of the process, from design to finished product, to decrease their carbon footprint, utilize automation to increase productivity and generate less waste. This means eliminating excess time, labor, and shipping throughout the value chain, enabling proximity on-demand production to meet the accelerated demands of a web-driven global marketplace—revealing new sales channels and clever business models to grow the business long-term.

KornitX

Building on our acquisition of Custom Gateway and the ever expanding installed base of Kornit systems, in May 2021, we announced the establishment of KornitX. KornitX is a key building block in our execution plan to become the operating system for on-demand sustainable fashion. KornitX provides an end-to-end solution, connecting demand generators and ecommerce channels to sustainable on-demand fulfillment across the globe, utilizing its digital software platform and a global fulfilment network of on-demand manufacturers and fulfillers.

Our Competitive Strengths

The following are our key competitive strengths:

Leading player in the fast-growing industrial digital DTG market. We are the leading player in the fast-growing, industrial and mass production, digital direct-to-garment, or DTG, market based on our sales, and have approximately 1,200 active customers globally. We have been revolutionizing the industry since 2005 and have developed a robust solutions portfolio and scaled our go-to-market infrastructure over the course of this period. Other than our unique intellectual property and technology, and our robust go-to-market infrastructure, our application experts have the best industry knowledge. Consequently, we believe we can greatly support and advise our existing and future customers with the best-known methods to optimize their production environments. Our unique DTG product offering includes novel embellishment applications leveraging our XDi technology and a long roadmap of new consumables and applications. In addition, we introduce an automation journey available on the MAX platforms starting with automatic loading and unloading with a clear path for lights-out factory. We focus on the rapidly growing high-throughput DTG and direct-to-fabric, or DTF, segments of the printed and decorated textile industry. In the DTG segment, based on our extrapolations from third party market data, we project the number of annual impressions (including relevant printed or embroidered impressions on, for example, t-shirts, hoodies, pants, bags, etc.) to grow from approximately 21 billion in 2020 to approximately 31 billion on an annualized run-rate basis by the end of 2026. We estimate that only approximately 1 to 2% of these DTG impressions are printed digitally today. Within the DTG market, we estimate that approximately 70% of impressions in 2020 were in brands and private labels, making it the largest portion of this market, while we estimate that there were approximately 20% of impressions in the promotional portion of the market and approximately 10% of impressions in the customized design portion of the market. COVID-19 impact varies across the different segments with both tailwinds and headwinds impacting growth rates. We expect an accelerated growth rate of the customized design segment, due to the fact it is mostly based on online sales. In the roll-to-roll market, based on our extrapolations from third-party market data, we project the total square meters of fabric printed to grow from approximately 39 billion in 2020 to approximately 42 billion by the end of 2026, considering the decline in demand caused by Covid-19 pandemic in 2020 and the expected bounce back in 2021, with only approximately 6% being printed digitally today. We, therefore, believe that our leadership position, combined with continued technology innovation, and operational improvements, will allow us to grow our business in the coming years.

Well-positioned to disrupt the DTF market with our unique single-step manufacturing solution. We believe we are well positioned to capitalize on the growing trend toward on-demand home décor with our unique DTF solution. Our Kornit Presto Max system (like our former Kornit Presto and Kornit Allegro), combined with our proprietary process, was designed to offer a single-step manufacturing solution which is especially suited for businesses which do not have a vertically integrated textile mill. Unlike other digital textile printers, the Kornit Presto Max does not require multiple pre-processing and post-processing steps that are customarily used in vertically integrated textile mills and that utilize high levels of energy and space and have a negative environmental impact. Kornit Presto Max unique single-step process prevents water waste and pollution by eliminating the pre/post-treatment and washing of the fabric. Given its architecture, it is perfectly suited for short and micro runs. The Kornit Presto Max is compact in size, requires a single person to operate, and fits very well in an urban and non-industrial setting. The Kornit Presto Max unique pigment solution provides the ability to print high-quality designs on multiple fabric types without the need for different inks and consumables, while generally other systems and technologies for DTF digital printing require the dedication of discrete printers to specific fabric types. The rising market need for a sustainable and fabric-agnostic process to support short manufacturing runs is pushing the demand for digital pigment solutions. The Kornit Presto Max is the first digital print system to offer white printing on colored fabrics, enhancing decoration capabilities for dark colored fabrics more broadly. As mentioned above, the MAX technology enables our new Presto MAX to utilize the innovative XDi technology, enabling our customers to cater to new market verticals and to offer completely differentiated, high-value applications.

Disruptive technology that enables our customers to adopt new, or improve existing, business models. Our digital printing solutions allow our customers to develop new, or improve existing, business and operational models by enabling them to produce short to medium runs of high-quality customized garments efficiently. This facilitates online business models that require an on-demand and made-to-order basis and allows brand owners to produce and decorate garments in-house. With a constantly growing worldwide customer base of approximately 1,200 active customers, we are witnessing the creation of a global fulfillment network of printing specialists that are leveraged by large numbers of websites that offer customizable garment printing services. As demand from these customers continues to grow, so does utilization of our systems, which in turn print more impressions, consume more ink and once used to their full capacity, require purchasing of more systems. In November 2020, we formed a new business line, founded on the basis of Custom Gateway, focused on enabling brands, retailers, licensors, and marketplaces to realize the benefits of digitization by connecting them to the most suitable on-demand production and logistics operations, while ensuring consistency, quality and brand integrity.

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

Attractive business model. We currently offer a broad portfolio of differentiated digital printing solutions for the digital industrial and mass production DTG market. Our existing and growing installed base of systems results in recurring sales of ink and other consumables, which are specially formulated to enable our systems to operate at the highest throughput level. These recurring sales are generated at attractive gross margins. Recurring sales of ink and other consumables have historically offered us a degree of visibility into a significant component of our results of operations. We believe that our recurring sales model also enables us to foster close customer relationships, as it facilitates ongoing engagement with our customers, which positions us to provide tailored solutions and expands our ability to provide value-added services to our customers. Our customer relationships are further strengthened by a trend towards ownership of multiple systems, as the number of customers with at least two systems has grown from 155 as of December 31, 2014 to 293 as of December 2021. The number of customers with at least 10 systems has grown from 9 as of December 31, 2014, to 22 as of December 31, 2021. We anticipate that revenue from services will increase over time as we reach upgrade cycles across our growing installed base and continue to expand our service contracts business model. Additionally, sales of ink and other consumables are generally higher in high throughput systems such as the Vulcan Plus, Atlas MAX, Atlas, Avalanche and Presto systems. Large customers typically run at high utilization rates and can consume up to five times as much ink per year compared to other customers. By developing and implementing proprietary end-to-end solutions for our customers, we believe our business model is differentiated from more commoditized solutions serving the same end markets. We have proven our ability to grow revenues while maintaining an attractive margin profile and we intend to continue investing in our business to drive profitable growth in the future.

KornitX adds an additional layer to Kornit’s business model, by generating revenues from on-demand product generators such as brands, retailers, creators, as well as print service providers and fulfillers. The KornitX business model generates revenues from software subscription fees, transaction charges, professional services, and on-demand product fulfillment.

Product upgrade strategy. In 2016, we started implementing a long-term strategy for supporting our installed base with upgrade paths to newer, more advanced, systems. The goal of this strategy is to allow our customers to extend the return on their investment in Kornit systems, and in return, we enjoy growth in system utilization and on-going capital investments in our equipment through the depreciation cycle.

Product refurbishment strategy. In 2019, we introduced a new line of factory refurbished systems, based on the Avalanche and Storm platforms. This new line of business will enable us to expand our product offering with the latest technology capabilities at different price points, as well as provide us with maximal control over any after-market activity. This initiative makes it easier for our existing customer base to adopt our latest technology as they trade-in their existing relevant installed base, which in turn will find its way to new customers who are more capital expenditure sensitive. As a part of our sustainability strategy, this new line of business enables us to re-use systems, sub-modules and other parts to their fullest potential and life expectancy, thus reducing waste and other environmental impacts of unnecessary production of new systems. In 2021, we changed our strategy to the sale of used systems, in place of refurbishment of systems. The selling of used systems is our preferred approach for the aging Storm and Avalanche configurations. Sale of used systems appears as a more sustainable procedure, which keeps the advantages originally planned: re-using of sub systems; reducing carbon footprint; and providing lower price printing solutions.

Robust intellectual property portfolio driven by an innovation-based culture. Our intellectual property portfolio reflects over a decade of significant investments in digital textile printing, which we believe creates significant barriers to entry. We have developed a strong base of technology know-how, backed by our portfolio of intellectual property, which includes 66 issued patents and 43 provisional or pending US applications, 41 pending non-US patent applications and 14 pending PCT applications that cover wet-on-wet printing methodology, ink formulations, printing processes and related methods and systems. Our team of over 246 researchers and developers, including chemists, electrical engineers, system engineers, software engineers and mechanical engineers, ensures that our systems remain technologically advanced, and are well engineered, user-friendly and highly reliable.

Extensive product portfolio, strong new product pipeline and end-to-end solutions. With throughputs ranging from 40 to 235 garments per hour, our DTG systems are suited for smaller industrial operators with limited budgets, as well as mass producers with complex needs. Since 2015, we have commercialized several new solutions in the DTG market, including:

●	the Vulcan and (recently, in January 2020) the Vulcan Plus, which are cost-effective, digital substitutions for carousel screen printing and high-capacity, industrial DTG systems;

●	the HD family of solutions (including, in January 2020, the Storm HD6 Lite refurbished system);

●	the Atlas, our high throughput mass production digital DTG system; and

●	beginning in April 2019, our specialty DTG solutions - the Avalanche Poly Pro, which enables digital printing on a variety of polyester products and other fabric types, including cotton, cotton-polyester blends, silk, leather, denim, linen and wool.

Our new MAX technology, which was first introduced on the Atlas platform in April 2021, opens a new category for DTG, offering highest retail quality to meet the needs of leading fashion and sports brands. The MAX technology offers a significant incremental value to our install base customers through upgrades, as well as to new customers targeting new market verticals. Our new MAX technology is another key milestone in our roadmap as it opens new market categories for our customers to serve, as well as enabling never-seen-before high value applications such as XDi, enabling our customers to further establish their competitive differentiation, expand their business and improve their profitability. Our future roadmap remains focused on the continued development of proprietary processes, continuously expanding the breadth of applications upon which we can print while pushing the envelope of cost-efficient manufacturing further as a means to expand our serviceable addressable markets and maintain our customers’ leading market position.

We extend our business reach and solution scope for our customers with KornitX, an end-to-end solution for on-demand, sustainable manufacturing and fulfillment of fashion. KornitX includes a robust, cloud-based software platform with a wide range of services to digitally transform our customers’ operations. Our mass customization, personalization, and workflow solutions provide expanded product offerings and customer segments, higher efficiency and productivity for on demand fulfillers, as well as enable new business from various online channels, both B2B and B2B2C. Kornit Konnect, our operational data analytics and business intelligence solution, provides transparency and manageability to our customers, enabling them to monitor production, performance and usage throughout their fleets. The Konnect also enhances their ability to plan and manage activity by providing valuable metrics such as ink consumption, types of prints and garments, as well as comparison between time frames and machines. Our offering is further enhanced with image processing software solutions provided by our partners.

Our aim is to provide a wide set of solutions to our customers, based on our familiarity with the industry and customers’ needs. Based on that, we are approaching the market with end-to-end solutions in mind, combining hardware, consumables, software and services, built around the primary offering of printers and ink and enhanced by the software workflow range of integrations and functionality scope.

Our KornitX platform focuses on enabling brands, retailers, marketplaces and other demand generators to realize the benefits of digitization by connecting to the most suitable on-demand production and logistics operations, while ensuring consistency, quality and brand integrity.

KornitX manages and routes all orders from demand generators through an extensive global fulfillers network which offers global, on-demand, sustainable unlimited manufacturing capacity with best quality assurance, mainly by utilizing Kornit’s access to on-demand fulfillers.

KornitX addresses two types of target audiences:

●	Solutions for print service providers; and

●	Solutions for demand generators (e.g. brands, licensors, creators, retailers and online commerce platforms).

The KornitX platform includes a wide variety of features, functions, and services that make it easy for on-demand fulfillers and demand generators to source, create, manage, sell and fulfill dropship products.
The platform enables the import and management of orders for on-demand, personalized and virtual stock products from multiple sales channels for fulfilment. Customers can create, manage and share virtual product data and turn orders into print jobs organized in a production-ready manner. The platform also manages blank products and inventory for stock management.

With KornitX, on-demand fulfillers can automate end-to-end production processes on the factory floor with an industry-leading scan point workflow, improving efficiency and visibility of each order.

Finally KornitX offers a global fulfillment network (GFN), which is a world-class group of fashion, textile, and print-on-demand fulfillers, providing print services to the world’s top fashion brands, retailers, licensors and other demand generators, enabling them to fulfill closer to the end-customer and to guarantee the highest quality on every order.

At the heart of a true industrial revolution, or Textile 4.0. Every digital printing revolution starts with printing small quantities of particular designs where the advantages of digital technology are most pronounced. The ability to expand the addressable market of digital printing relies heavily on constant reduction of cost per printed unit (CPP). Given our deep technological foundations, we have been able to constantly reduce CPP by increasing system output, as well as increasing the efficiency of our inks, allowing customers to consume less ink while achieving excellent results. Given this progression, we are now able to offer a cost-effective alternative to screen printing for runs of up to 500 garments, making our products a viable printing solution for large scale retailers who now seek to move to quick inventory replenishment and are constantly moving to shorter runs of production.

Strong management team. Our Chief Executive Officer, Ronen Samuel, and our Chief Financial Officer, Alon Rozner, bring extensive experience of management roles in publicly traded companies and/or in management roles in the printing industry. Our management team’s industry expertise and extensive experience in running global companies will enable us to execute our growth strategy. Our management infrastructure also includes executives who are experienced in the management of people, large scale business, innovation, product development and acquisitions in larger public organizations, including HP, Amazon, Applied Materials, NICE, Orbotech, Amdocs and Mitsubishi Fuso Trucks of America. Over the past five years, we have invested heavily in human resources to support our growth. Since 2013, our workforce has grown by more than four times, from 190 to 882 as of December 31, 2021. Additionally, more than 383 of our employees are in regional locations, enabling us to provide more localized service to our customers.

Our Strategy and Catalysts for Growth

As we look at the trends that are shaping our industry and consumers’ behavior, we identify many opportunities to transform the way the industry operates from end to end. From a polluting, analog and inefficient system to a digital and sustainable one. We are connecting consumers and demand generators like fashion brands, marketplaces, designers, merchandisers and creators to the most advanced digital production floors around the world by becoming the operating system for on-demand, sustainable fashion (fashion includes apparel, home décor, and other textile-based forms of self-expression). The operating system has a few key elements:

The first key element focuses on the production floor. We are digitizing the production floor by growing our tech leadership and solution offering. We are focused on ongoing investments in our research and development, product management, solutions and applications development areas to continue driving innovation and automation within the industry, thereby allowing our customers and prospects to grow their businesses by enabling them to expand their product offering with additional applications, designs, and fabric types. We focus on constantly removing barriers as they relate to quality, hand feel, and cost (as evidenced in the release of our HD family of solutions). We will continue to drive the productivity of our technology to allow existing and future customers to cost-effectively obtain new jobs and transfer existing recurring jobs and impressions from analog to digital printing, which will drive increased sales of systems, consumables, software and services. As part of our strategy, we will continue to bring to the market solutions that enable efficient mass production and customization in a rapidly transforming industry that is shifting to shorter production runs and mass production of on-demand, at times one-by-one, orders. Our latest unique innovative technology offering includes novel embellishment applications that are replacing many of the applications that were once before producible only with analog methods. This is made possible by leveraging our XDi technology and new consumables. The acquisition of Voxel8 and the future integration of its technology to create new decorative and functional application is another important step in digitizing production process by replacing existing applications and enabling never-seen-before ones. In addition, we introduce an automation journey available on the MAX platforms, starting with automatic loading and unloading with a clear path for streamlining production and a lights-out factory. Our recent expansion of our cloud software workflow solutions via the acquisition of Custom Gateway and the formation of our new business line— KornitX— are direct execution initiatives of this strategy. KornitX workflow solution provides the software layer of the production floor management, driving an efficient manufacturing process with high visibility and performance measurements throughout the entire process. Orders are routed automatically to the production floor and managed to facilitate efficient on-demand production on a mass scale. The technology enables customers to realize the full benefits of digitization by seamlessly connecting the front end to the most suitable back-end element. We believe that removing market barriers includes periodically introducing to the market innovative digital processes that address key industry pain points and gaps, which traditional analog techniques cannot handle, do so with poor quality, or do so in a non-cost efficient or non-environmentally sustainable manner. We believe that continuing to remove market and technology barriers and developing new features and functionality of our solutions will allow us to win new customers and increase system, consumables, software and services sales to existing customers.

Another key element of the operating system is establishing KornitX as the virtual layer of the on-demand production workflow, connecting the front-end with the back end. KornitX is the engine and the brain behind the operating system, managing every aspect of the end-to-end process. KornitX solution connects the virtual demand with the physical supply by capturing impressions generated in the front-end and using its smart routing engine – assigning them to the best suitable production location. This enables a true on-demand, sustainable manufacturing process that supports consumers’ immediate gratification. KornitX is the enabler of the massive opportunities for the end-to-end on-demand workflow, in both B2C and B2B environments across different verticals, including fashion, sports, music, entertainment, influencers, gaming and broader creator and merchandiser communities. We are focused on four execution areas of this key element:

●	Scaling the global fulfillment network to offer a close-to-the-consumer endless-supply model for demand generators.

●	Investing in tech layers of the KornitX platform, such as automation, and data-driven decisioning.

●	Enriching our front-end offering, with content creation, content management, visualization, and smart connectivity APIs.

●	Forming additional strategic alliances with mega-platforms and marketplaces.

The following are additional elements of our growth strategy and catalysts that will drive our business expansion:

Expanding in Key Markets

We plan to continue growing our customer base by targeting new customers in markets that are adjacent to the markets in which we have been operating. To date, we have been catering predominantly to the customized design market, consisting of online businesses of different sizes, focused mainly on mass customization and personalization that are enabled by using our technology. An example of our success in this market is the Master Purchase Agreement, that we entered into on January 10, 2017, with an affiliate of Amazon.com, Inc. To date we have supplied several systems, large quantities of inks and consumables and have been providing paid service to multiple facilities under the agreement. During the years 2020 and 2021, Amazon-related revenues were $21.1 million and $87.0 million, respectively. In September 2020 and November 2021, Amazon exercised its vested shares under the warrant agreement signed in 2017 and immediately (in September 2020) entered into a new transaction pursuant to which Kornit issued Amazon a warrant to acquire Kornit’s shares. The shares underlying the new warrant are subject to vesting as a function of payments up to an aggregate of $400 million by Amazon over a five-year period for two different categories of product lines and services. The newly signed agreement with Amazon expresses the close partnership with Amazon and the trust Amazon has both in the existing and future Kornit solutions. We expect that our relationship with Amazon will continue to expand in the future and that they will remain a significant customer. We expect continued growth with other existing customers in the customized design market as they seek to grow capacity, provide new applications and expand into new market segments and geographies. We also expect to add new customers in the customized design market, as the market continues to grow and develop. With the breadth of our existing portfolio and our continued investment in features and functionality, we believe we are well positioned to expand our market reach by penetrating adjacent markets in the form of traditional and start-up brands, private labels, and the promotional market, in which we can drive adoption of digital DTG and DTF printing solutions in place of analog screen-printing production methods, which are currently primarily relied upon. While we have started to penetrate these markets, directly or via third-party fulfillers and decorators, we plan to deepen our penetration into these important markets as they seek to transform their business and operating models.

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

Expanding our GTM

We continue to invest in our go-to-market infrastructure across geographies, including in our sales, applications, and services teams. While maintaining an overall hybrid go-to-market strategy that includes both indirect and direct sales, we have adopted a direct sales model in North America, Germany, Poland and the United Kingdom, and are assessing moving towards that model in additional key markets. In North America, we initiated the transition towards direct sales via our acquisition of the U.S.-based digital DTG printing assets of SPSI in 2016, in which we acquired an increasing number of larger accounts, which require a more direct relationship between our company and the related customers. We completed the transition in North America to a full direct sales model in February 2019, with our acquisition of customer business assets from Hirsch, our former primary distributor in the United States and Canada. By fostering direct sales relationships with our North American customers, we have been deepening our relationship with them, as well as better aligning our product roadmap to meet their needs.

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

We are seeking to increase the number of customers that rely on us to provide services for their systems by expanding our service capabilities and driving adoption of our portfolio of services contracts. As of December 31, 2021, we had service contracts in place with approximately 43% of our industrial and mass production installed base. Service revenues exceeded 10% of our overall revenues for the first time in 2017, and, in 2021, amounted to $39.4 million. In addition to driving gross margin improvement, we believe this provides us an opportunity for direct contact with customers with the goal of reducing system down-time, educating customers about optimal use of our systems to drive increased utilization and growth in the number of impressions printed, expanding the variety of print applications and increasing sales of post-warranty service contracts and other professional application development services.

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

Our acquisition of Custom Gateway, a provider of cloud-based software workflow solutions with innovative technology, in August 2020, enabled us to offer an end-to-end on-demand production solution for our customers. Upon the acquisition of Custom Gateway and the integration of its solution, we have established KornitX. We aim to strengthen and expand KornitX’s solution both organically and inorganically. Some of the inorganic directions we are exploring include technological components in the connectivity layer of KornitX, such as automation, AI and data-driven decisioning, and enriching our front-end offering with tools such as virtual creation, content management, marketplaces, and visualization. We expect the combination of KornitX software workflow portfolio with our existing and future technologies to bring to the market an end-to-end solution for on-demand production.

Our acquisition of the assets of Voxel8, an advanced additive manufacturing technology for textiles, provides us digital fabrication of functional features with zonal control of material properties, in addition to utilization of high-performance elastomers that adhere to inkjet technology. Our announced acquisition of Tesoma, a provider of high-quality engineering and high-performance, cutting-edge, textile curing solutions, which is expected to be completed in April 2022, is an important part of our strategy to add smart automation capabilities within our innovative, sustainable, on-demand production solutions, empowering customers to improve productivity, optimize quality, and reduce the total cost of ownership—all in a more sustainable production environment. Each of these acquisitions has enhanced the positioning of our company. Future acquisitions may also allow us to strengthen our existing portfolio of solutions or add new capabilities.

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

Yearly Output DTG Portfolio

System	Output range*
Storm HD6 Lite	50K-60K(1)
Storm HD6	96K165K(2)
Avalanche HD6	237K-360K(3)
Atlas	422K-640K(3)
Atlas MAX	330K-500K(3)
Vulcan Plus	620K-940K(3)

*	Yearly output measured in high productivity print mode (13“X13”, Dark)

(1)	The calculation is based on productivity of 8 hours shift in the range of 220 working days to 250 working days.

(2)	The calculation is based on productivity range of 8 hours shift in 220 working days to 12 hours shift in 250 working days.

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

Based on our new NeoPoly technology, the Avalanche Poly Pro can print on dyed polyester, using our new and innovative low temperature curing process, thus reducing the challenge of dye-migration that currently exists in all other polyester decoration techniques.

The Avalanche Poly Pro enables the production of on-demand customized polyester products, without minimum order quantity, providing all the advantages of digital printing on polyester. The system can print on a variety of polyester fabrics including poly blends (e.g., poly-lycra, poly-cotton), a variety of fabric builds and textures, including woven and knitted fabrics, as well as on recycled polyester.

In 2021, we launched a new industrial DTG platform – the Kornit Atlas MAX. The Atlas MAX represents our next generation direct-to-garment printing platform, equipped with our next generation MAX technology. The MAX technology introduces new consumables that help produce superb print quality, durability and print speed while allowing optimal ease of use, minimal application tweaking, wider working window, and a significantly larger media variety. In addition, the Atlas MAX introduces the Kornit XDi technology that enables the printing of multiple layers to create unlimited innovative 3D effects and premium applications like mimicking embroidery, heat transfer and vinyl for example. With the capabilities of Atlas Max and the Kornit Xdi technology, our customers are now able to do much more with their printing equipment and enter new premium markets.

Summary of our DTG Systems:

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

System	Target Customer	Effective Throughput Light/Dark Garments(1)	Colors	Max. Printing Area
Breeze*	Entry Level	32/25	CMYK + White	14 x 18 in
Storm HD6 Lite	High Throughput	40/30(2)	CMYKGR + White	20 x 28 in
Storm 1000*	High Throughput	170/85	CMYK + White	20 x 28 in
Storm Hexa*	High Throughput	170/85	CMYKRG + White	20 x 28 in
Storm HD6	High Throughput	70/55(2)	CMYKRG + White	20 x 28 in
Storm Duo*	High Throughput	190/N.A	CMYK + White	20 x 28 in
Avalanche*	High Throughput	150/100	CMYK + White	23.5 x 35 in
Avalanche Poly Pro	High Throughput	106/85	CMYK + White	23.5 x 35 in
Avalanche DC Pro*	High Throughput	150/100	CMYK + White + Discharge ink	23.5 x 35 in
Avalanche 1000*	High Throughput	220/160	CMYK + White	23.5 x 35 in
Avalanche Hexa*	High Throughput	180/140	CMYKRG + White	23.5 x 35 in
Avalanche HDK*	High Throughput	105/85(2)	CMYK + White	23.5 x 35 in
Avalanche HD6	High Throughput	105/85(2)	CMYKRG + White	23.5 x 35 in
Atlas	High Throughput	200/160(2)	CMYKRG + White	23.5 x 35 in
Atlas MAX	Brand Quality	125/125(3)	CMYKRG + White	23.5 x 35 in
Paradigm II*	High Throughput	120/120	CMYK	15.5 x 19.5 in
Vulcan*	High Throughput	250/250	CMYKRG + White	15.5 x 19.5 in
Vulcan Plus	High Throughput	235/235	CMYKRG + White	15.7 x 19.7 in

*	System undergoing End of Life process.

(1)	Maximum output for sellable product for dark and light garments. Output for all systems, except the Vulcan and Vulcan Plus, is measured in High Productivity print mode using A4 size prints per hour with pretreatment included. Output for the Vulcan and Vulcan Plus systems is measured in Standard print mode using 12 x 12 in size prints per hour with pretreatment included. The throughput measurement is based on 10 t-shirt print procedure.

(2)	Measurement method changed to 13“x13” image impression instead of A4.

(3)	MAX technology standard – New quality standard in DTG printing to meet the highest retail quality

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

Presto MAX: The Presto MAX is the first digital print system to offer white printing on colored fabrics, enhancing decoration capabilities for dark-colored fabrics more broadly. The Presto Max is also the only single-step solution—and the most sustainable solution available for direct-to-fabric printing, delivering quality, soft- feel, with whiter whites and brighter neon colors. The system was designed to incorporate future iterations and evolutions of Xdi technology—3D decorative applications to produce threadless embroidery, high-density, vinyl, screen transfer, and other innovative effects.

Kornit Presto MAX is compatible with natural fabrics, synthetics, and blends, and includes advanced algorithms for smart autonomous calibration, to deliver high-quality results with short cycle times and minimal manual interruptions or defects. The system was devised for compatibility with the KornitX global fulfillment ecosystem to enable anywhere, anytime production, supporting a true distributed production model that fulfills nearer the end-consumer, eliminating time and logistical waste from the experience while empowering brands to ensure quality and consistency across all systems and production sites.

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

KornitX’s technology, which is based on our acquisition of Custom Gateway, connects front end, web-based demand generators such as on-line stores and on-line brands as well as licensors with a digitized fulfillment process, enabling a digitized on-demand manufacturing process. With KornitX’s production floor solution, orders are routed and managed to facilitate efficient on-demand production on a mass scale. The technology enables customers to realize the full efficiency, scalability and profitability benefits of digitization by seamlessly connecting the front end whether online or storefront, to the most suitable back-end element.

KornitX’s solution also enables us to facilitate smart connectivity, for operational and business transactions between multiple stakeholders in the on-demand manufacturing ecosystem, such as brands, licensors, retailers, blank providers and digital printers.

Our Services

Our services consist of maintenance and support, consulting and professional services. We are seeking to increase the number of customers that rely on us to provide services for their systems by expanding our service capabilities. As of December 31, 2021, we had service contracts in place with approximately 43% of our industrial and mass production installed base. Starting in 2020, this rate began to increase, as according to our policy, each industrial system is now sold along with a service contract. Service revenues exceeded 10% of our overall revenues for the first time in 2017 and, in 2021, amounted to $39.4 million. In addition to driving gross margin improvement, this provides us an opportunity for direct contact with customers with the goal of reducing system down-time, educating customers about optimal use of our systems to drive increased utilization, expanding the variety of print applications and increasing sales of post-warranty service contracts and other professional application development services. These will ultimately assist our customers to increase system utilization and the number of impressions printed.

Maintenance and Support

Starting in 2019, we typically provide a six-month warranty, which covers parts, labor, and remote support. Our customers also usually purchase an additional year of support coverage at the time of purchase. After this period, customers can renew their support contract by purchasing a support package that includes remote support, on-site support, software updates, and on-site yearly maintenance. Alternatively, they can choose to rely on our support on a time-and-materials basis. In the United States, we provide direct service to all of our customers. In the EMEA region, we provide direct service to more than half of our install base, while the other half receives that support through our independent distributors. In the Asia Pacific region, service is provided by our independent distributors, and we provide second line support, if needed.

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

 Our Customers

Our diverse global customer base consisted of approximately 1,200 active customers as of December 31, 2021. Throughout our growing installed base, our customers can serve a variety of different business models, particularly the new business models that have developed in response to the evolution of consumer trends and the rapid growth of the online retail market. Our solutions enable this category of “on-demand” businesses to fulfill consumer demand more quickly and cost-effectively in a manner that is differentiated from traditional brick and mortar businesses. A number of large-scale, on-demand platforms have emerged. These platforms often leverage digital printing solutions to facilitate business for other content providers.

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

With the acquisition of Custom Gateway, we expanded our customer base, which is now a part of our KornitX customer base, to include digitally native and traditional creators, licensors, retailers, e-tailers, and brands selling textile and hard good products and fulfilling them using on-demand business models, by leveraging the Custom Gateway network of fulfillers and suppliers.

The KornitX customer base includes:

Demand Generators. Driven by online presence, but may also include brick-and-mortar presence, notably creators, licensors, retailers, e-tailers, merchandisers, and brands benefiting from KornitX ability to diversify their online and physical offering, enable virtual product display, personalized and customized offerings with rapid fulfilment capabilities.

Fulfillers and Suppliers. Utilizing KornitX platform to publish their own virtual product offerings, as well as fulfill and manufacture on-demand for the demand generators. These customers include both textile and hard-good fulfillers.

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

Kornit (Shanghai) Digital Co., Ltd., which was incorporated on December 8, 2021, is wholly owned by Kornit Digital Asia Pacific Limited.

D.	Property, Plant and Equipment

Our corporate headquarters are located in Rosh Ha’Ayin, Israel in an office and research and development facility consisting of approximately 172,567 square feet. The lease for this office expires in December 2025, with an option to extend the lease for an additional five years. We lease an additional facility of approximately 9,687 square feet near our corporate headquarters. The lease for this additional space expires in December 2025 (the parties to the lease have not yet executed the addendum to the lease). We lease an additional facility of 4,305 square feet near our corporate headquarters. The lease for this additional space expires on March 31, 2022. In Israel, we also lease a manufacturing facility in Kiryat Gat, which consists of approximately 14,600 square feet. The lease for the Kiryat Gat manufacturing facility expires on August 31, 2022. In January 2022, we announced the official opening of a new, modern, manufacturing facility in Kiryat Gat. We own the property and the building at this facility.

Our U.S. headquarters are located in Englewood, New Jersey. We have entered into a lease for these headquarters, which are comprised of approximately 15,845 square feet of offices and warehouse. The lease for this location expires in February 2028. We are currently seeking larger office and show room space in New Jersey. We have not as of yet entered into any new lease agreement for any such additional space. We maintain additional sales, support and marketing offices in Dusseldorf, Hong Kong, United Kingdom, Massachusetts, Slovakia, and Japan. We also maintain a disaster recovery site in Milwaukee, Wisconsin, where we manufacture the fixation agent for some of our printers.

ITEM 4A. Unresolved Staff Comments.

None.

ITEM 5. Operating and Financial Review and Prospects.

The information contained in this section should be read in conjunction with our financial statements for the year ended December 31, 2021 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

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

Building on the expertise and capabilities that we have accumulated in developing and offering differentiated solutions for the industrial DTG market, we also market an industrial digital printing solution, the Presto, which targets the on-demand DTF market. While the DTG market generally involves printing on finished garments, the DTF market is focused on printing on fabrics that are subsequently converted into finished garments, home or office décor, and other items. The Presto and Presto MAX (like our predecessor DTF product, the Allegro) utilize our proprietary wet-on-wet printing methodology and house an integrated drying and curing system. It offers the sole (following its predecessor, the Allegro) single-step, eco-friendly, stand-alone industrial DTF digital textile printing solution available on the market. We primarily market the Presto to innovative web-based businesses operating on-demand business models that require a high degree of variety and limited quantity orders, as well as to fabric converters, which source large quantities of fabric and convert untreated fabrics into finished materials to be sold to garment and home décor manufacturers. We believe that with the Presto we are well positioned to take advantage of the growing trend towards customized home décor and on-demand fabric printing. We began selling the Presto commercially in the second quarter of 2019 (after having introduced our initial DTF digital textile printing solution, the Allegro, four years earlier, in the second quarter of 2015).

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

We were founded in 2002 in Israel and shipped our first system in 2005. As of December 31, 2021, we had 882 employees located across four primary regions: Israel, America, Europe and the Asia Pacific regions.

A.	Operating Results

The information contained in this section should be read in conjunction with our audited financial statements for the years ended December 31, 2019, 2020 and 2021 and related notes and the information contained in ITEM 18. Financial Statements. Our financial statements have been prepared in accordance with US GAAP.

Components of Statement of Operations

Revenues

Systems, Ink and Other Consumables, Value Added Services

Our revenues are generated from sales of our systems, ink and other consumables and service including software subscriptions. We target an equal mix of revenues from our systems compared to ink and other consumables, due to our growing installed base, which generates recurring revenues from sales of ink and other consumables. We do not, however, consider period-to-period changes in our total installed base to be a helpful metric in assessing our performance because we sell a number of different systems that have significantly different throughput characteristics and average selling prices. Our installed base does not, therefore, serve to indicate revenues from future systems sales or expected consumables sales. Instead, because we have not experienced material changes in the prices at which we sell ink and other consumables, we believe the best measure of the success of our strategy for recurring revenues from our growing installed base is the amount of the increase in revenues from ink and other consumables that is generated in each period.

We generate the services portion of our revenues from the provision of spare parts to our distributors and customers, system upgrades, post-warranty service contracts, time and material based services and software subscriptions.

We have historically sold our products directly and through independent distributors who resell them to customers. Sales by our distributors accounted for approximately 14% and 13% of our revenues during 2020 and 2021, respectively. On February 7, 2019, our agreement with our previous primary independent distributor in North America, which accounted for 15% of our revenues in the year ended December 31, 2018, terminated.

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

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues from sales to customers located in the regions indicated below for the periods indicated:

	2019		2020		2021
	$	%	$	%	$	%
	(in thousands except percentages)
U.S.	$100,457	55.9%	$124,375	64.3%	$211,294	65.6%
EMEA	48,810	27.1	45,859	23.7	78,686	24.4
Asia Pacific	22,101	12.3	14,211	7.4	23,341	7.2
Other	8,498	4.7	8,886	4.6	8,685	2.8
Total revenues	$179,866	100.0%	$193,331	100%	$322,006	100%

Shipping and handling

Shipping and handling fees that are charged to our customers are recognized as revenue in the period shipped and the related costs for providing these services are recorded as a cost of revenues.

Cost of Revenues and Gross Profit

Cost of revenues consists primarily of payments to the third-party contract manufacturers who assemble our systems and who are responsible for ordering most of the components for those systems. Cost of revenues also includes components for our systems for which we are responsible, such as print heads, as well as raw materials for ink and other consumables. Cost of revenues includes personnel expenses, such as operation and supply chain employees, and related overhead for the manufacturing of our systems, as well as expenses for service personnel involved in the installation and support of our systems, shipping and handling fees, amortization of intangible assets, and overhead for the manufacturing process of ink and other consumables. We expect cost of revenues to increase in absolute dollars due to increased revenues but remain relatively constant or decrease as a percentage of total revenues, as we continue to improve our manufacturing processes and supply chain and as the costs related to our service infrastructure, which have a fixed component, are leveraged across a larger installed base.

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

We currently provide maintenance and support for all of our systems sold in the United States. We seek to increase the number of customers that rely on us to provide maintenance and support for their systems by expanding our maintenance and support capabilities. In addition to driving gross margin improvement, we believe this will provide an opportunity for direct contact with customers with the goal of reducing system down-time, educating customers about optimal use of our systems to drive increased utilization, expanding the variety of print applications and increasing sales of post-warranty service contracts and other professional application development services. Our service operations have not been profitable on a stand-alone basis. We are seeking to generate greater revenues from our service offering, and thereby leverage the fixed cost component associated with it, by increasing sales of post-warranty service contracts, selling upgrade kits and providing other professional services.

Operating Expenses

Our operating expenses are classified into three categories: research and development expenses, net, sales and marketing expenses, and general and administrative expenses. For each category, the largest component is generally personnel costs, consisting of salaries and related personnel expenses, including share-based compensation expenses. Operating expenses also include allocated overhead costs for facilities, including rent payments under our facility leases. We expect personnel and allocated costs to continue to increase at a controlled pace as we hire new employees to support growth of our business, but at a slower pace than in prior years. In the long term, we expect operating expenses to decrease as a percentage of revenues.

Research and Development Expenses, net. The largest component of our research and development expenses, net of government grants is salaries and related personnel expenses for our research and development employees. Research and development expenses also include: purchases of laboratory supplies; expenses related to beta testing of our systems; amortization of intangible assets; and allocated overhead costs for facilities, including rent payments under our facilities leases. We record all research and development expenses as they are incurred, except for development expenses which are capitalized in accordance with ASC 350-40. We expect research and development expenses to increase in absolute terms as we continue to hire additional personnel for the development of upgrades to existing systems and additional systems that we develop. Our current research and development efforts are primarily focused on our next generation of DTF and DTG systems. We are also investing in the development of new ink formulas for our new systems and in order to expand the range of fabrics on which we can print and further improve color quality and diversification of our high-resolution images and designs. We are improving our software solutions to simplify workflows in the printing process, by offering a complete solution from web order intake through graphic job preparation and execution.

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

Finance Income, Net

Finance income, net consists of interest income and foreign currency exchange gains or losses. Foreign currency exchange changes reflect gains or losses related to changes in the value of our non-U.S. dollar denominated financial assets, primarily cash and cash equivalents, and trade payables and receivables. As of December 31, 2021, we did not have any indebtedness for borrowed amounts. Interest income consists of interest earned on our cash, cash equivalents, short-term bank deposits and marketable securities, offset by amortization of premium on marketable securities. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period.

Taxes on Income

The corporate tax rate in Israel has been 23% for 2018 and all subsequent years. However, as discussed in greater detail below under “Taxation and Israeli Government Programs Applicable To Our Company — Israeli Tax Considerations and Government Programs,” we and our wholly-owned Israeli subsidiary, Kornit Digital Technologies Ltd., which we refer to as Kornit Technologies, are entitled to various tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law.

We consolidate the two separate results of our Israeli operations only for tax purposes such that net operating loss carryforwards of Kornit Technologies generated from 2014 onwards can be used to offset our taxable income.  Kornit Technologies currently has enough carryforward net operating losses to offset our taxable income.

Beginning in January 2019, and with respect to its taxable results from 2019 onwards, our Israeli subsidiary further elected to apply the terms of the Investments Law as per its “Preferred Technological Enterprise,” or PTE, status. Accordingly, we were not subject to effective income tax in Israel in 2019 or 2020. In 2021, we were subject to income tax in Israel only on our interest income, which is not connected to our business activities. In each of 2019, 2020 and 2021, our effective tax rate was the blended rate of our Israeli tax and those of our non-Israeli subsidiaries in their respective jurisdictions of organization.

Comparison of Period to Period Results of Operations

We provide in this section data, as well as discussion and analysis, with respect to our results of operations for the last two years. While our statements of operations in Item 18 of this annual report cover each of the three years ended December 31, 2019, 2020 and 2021, the data, and discussion and analysis, in this Item 5.A do not address the year ended December 31, 2019, or a comparison of that year to the year ended December 31, 2020. In order to view that data, and discussion and analysis, please see “ITEM 5. Operating and Financial Review and Prospects - A. Operating Results - Comparison of Period to Period Results of Operations - Comparison of the Years Ended December 31, 2019 and 2020” in our Annual Report on Form 20-F for the year ended December 31, 2020, which we filed with the SEC on March 25, 2021.

Comparison of the Years Ended December 31, 2020 and 2021

 The following tables present a comparison of the various components of our results of operations for the years ended December 31, 2020 and 2021, both in absolute amounts and as a percentage of our revenues in those respective years.

	Year Ended December 31,
	2020	2021
	(in thousands)
Revenues
Products	$164,918	$282,637
Services	28,413	39,369
Total revenues	193,331	322,006
Cost of revenues
Products	75,040	132,730
Services	30,490	37,365
Total cost of revenues	105,530	170,095
Gross profit	87,801	151,911
Operating expenses:
Research and development, net	31,464	43,729
Sales and marketing	36,405	58,752
General and administrative	26,661	36,637
Total operating expenses	94,530	139,118
Operating income (loss)	(6,729)	12,793
Finance income, net	3,498	2,599
Income (loss) before taxes on income (tax benefit)	(3,231)	15,392
Taxes on income (tax benefit)	1,552	(135)
Net income (loss)	$(4,783)	$15,527

	Year Ended December 31,
	2020	2021
	(as a % of revenues)
Revenues
Products	85.3%	87.8%
Services	14.7	12.2
Total revenues	100	100
Cost of revenues
Products	38.8	41.2
Services	15.8	11.6
Total cost of revenues	54.6	52.8
Gross profit	45.4	47.2
Operating expenses:
Research and development, net	16.3	13.6
Sales and marketing	18.8	18.2
General and administrative	13.8	11.4
Total operating expenses	48.9	43.2
Operating income (loss)	(3.5)	4.0
Finance income, net	1.8	0.8
Income (loss) before taxes on income (tax benefit)	(1.7)	4.8
Taxes on income (tax benefit)	0.8	(0.04)
Net income (loss)	(2.5)%	4.8%

Revenues

Revenues increased by $128.7 million, or 66.6%, to $322.0 million in 2021 from $193.3 million in 2020, which is net of $5.4 million and $25.4 million, in 2020 and 2021, respectively, in fair value of the warrants associated with revenues recognized from Amazon. The growth in revenues resulted from: an increase of 105.8% in systems revenues from $87.8 million in 2020 to $180.7 million in 2021, a 31.2% increase in ink and other consumables revenues to $101.2 million in 2021 from $77.1 million in 2020; a 38.7% increase in service revenues to $39.4 million in 2021 from $28.4 million in 2020. The $24.0 million increase in ink and other consumables revenues was due to a larger installed base, partially offset by a transition in our installed base to HD technology which consumes a lower amount of ink and other consumables on a relative basis. The increase in our service revenues was due to revenues generated from sale of software subscriptions, and due to an increase in sales of spare parts and service contracts to our larger installed base, as well as an increase in systems upgrades.

Cost of Revenues and Gross Profit

Cost of revenues increased by $64.6 million, or 61.2%, to $170.1 million in 2020 from $105.5 million in 2020. Gross profit increased by $64.1 million, or 73.0%, to $151.9 million in 2021 from $87.8 million in 2020. Gross margin increased to 47.2% in 2021 compared to 45.4% in 2020 due to an increase in our sales of Atlas and Atlas Max systems, and the contribution of ink and consumables to the gross margin.

Operating Expenses

	Year Ended December 31,
	2020		2021		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
			($ in thousands)
Operating expenses:
Research and development, net	$31,464	16.3%	$43,729	13.6%	$12,265	39.0%
Sales and marketing	36,405	18.8	58,752	18.2	22.347	61.4
General and administrative	26,661	13.8	36,637	11.4	9,976	37.4
Total operating expenses	$94,530	48.9%	$139,118	43.2%	$44,588	47.2%

Research and Development, net. Research and development, or R&D, expenses, net of government grants, increased by 39.0% in 2021 compared to 2020. This primarily reflected the robust growth in our operations in 2021 and was mainly driven by our continued investment in innovation, new products and the additional costs of Voxel 8. The increased net R&D expenses mainly related to personnel expenses and share-based compensation due to an increase in the number of employees, with higher seniority and variable compensation payout, compared to 2020. As a percentage of total revenues, our R&D expenses decreased to 13.6% in 2021 from 16.3% in 2020.

Sales and Marketing. Sales and marketing expenses increased by 61.4% in 2021 compared to 2020. This increase was primarily due to our continued efforts and investment to enhance our go-to-market, or GTM, strategy, as well as various marketing projects, activities and events with customers. As a percentage of total revenues, our sales and marketing expenses decreased from 18.8% in 2020 to 18.2% in 2021.

General and Administrative. General and administrative expenses increased by 37.4% in 2021 compared to 2020. This primarily resulted from investing in our infrastructure to support our growing organization, IT systems and additional personnel. As a percentage of total revenues, our general and administrative expenses decreased from 13.8% in 2020 to 11.4% in 2021.

Finance Income, Net

Finance income, net, amounted to $3.5 million in 2020 compared to finance income, net, of $2.6 million in 2021. The $0.9 million decrease primarily resulted from an increase in financial expenses related to a net amortization of premium and accretion of discount on marketable securities.

Taxes on Income

Taxes on income amounted to $0.1 million of income tax expenses in 2021, compared to $1.6 million of income tax expenses in 2020. The change was mainly due to a decrease in our uncertain tax positions in 2021 relative to 2020. For more information, please see Note 14(h) to our consolidated financial statements that appear in Item 18 of this Annual Report. We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. As of each reporting date, our management considers new evidence, both positive and negative, that could impact management’s view with regards to the future realization of deferred tax assets for each jurisdiction.

For more information concerning our income tax expenses, please see the risk factor in Item 3.D above that begins “We may be subject to additional tax liabilities in the future as a result of audits of our tax returns.”

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

A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to deferred corporate tax in respect of the gross amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid to Israeli shareholders out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) are generally subject to withholding tax at source at the rate of 15% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 15%, or such lower rate as may be provided in an applicable tax treaty). The reduced rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of a Foreign Investors’ Company (as such term is defined in the Investment Law), the 12-year limitation on reduced withholding tax on dividends does not apply.

During the years 2010 to 2019, we were entitled to a tax exemption for undistributed income (“Trapped Profits”) and a reduced tax rate under the Benefited Enterprise programs under the Investment Law. Our company enjoyed these tax benefits until 2019. On November 15, 2021, a new amendment of the Investment Law was enacted harshening the rules with respect to determining the profits from which a dividend was distributed and providing that part of any dividend distribution will be deemed as distributed from the Trapped Profits, according to a certain formula.

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

Dividends paid to Israeli shareholders out of preferred income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if subsequently distributed to individuals or a non-Israeli company, withholding of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

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

We provide below a summary of our consolidated statement of cash flows for the last two years. While our statements of cash flows in Item 18 of this annual report include cash flow data for each of the three years ended December 31, 2019, 2020 and 2021, the data and discussion contained in this Item 5.B is limited to a comparison of our liquidity and capital resources— including cash flows— for the years ended December 31, 2020 and 2021. For a discussion of our cash flows for the year ended December 31, 2019, and a comparison of those cash flows with those for the year ended December 31, 2020, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2020, which we filed with the SEC on March 25, 2021.

As of December 31, 2021, we had $611.5 million in cash and cash equivalents, $9.2 million in short term deposits and $177.4 million in marketable securities, which, in the aggregate, total $798.1 million. We fund our operations with cash generated from operating activities and cash raised via our equity financings.

Our cash requirements have principally been for working capital, capital expenditures and acquisitions. Our working capital requirements reflect the growth in our business. Historically, we have funded our working capital requirements (primarily for inventory and accounts receivable) and capital expenditures from cash flows provided by our operating activities, investments in our equity securities and cash and cash equivalents on hand. We have funded our acquisitions from the proceeds of our April 2015 initial public offering and cash on hand. In 2021, our capital expenditures primarily related to the completion of construction of our manufacturing facility for our ink and other consumables in Kiryat Gat, Israel. In addition to investments in this facility, our capital investments have included improvements and expansion of our worldwide locations and corporate facilities to support our growth and investment and improvements in our information technology.

In 2020 and 2021, we acquired Custom Gateway and Voxel8, respectively, for cash consideration of $16.9 million and $15.0 million. In 2022 we will acquire Tesoma, for cash consideration of approximately Euro 11 million, subject to the fulfillment of closing conditions. We will continue to actively seek strategic acquisitions that may require investments of cash. We believe that our current cash reserves will suffice for any such acquisitions, although there can be no assurance that we will not need to seek additional equity or debt financing in order to cover the cost of such potential acquisitions.

The most significant elements of our working capital requirements are for inventory, accounts receivable and trade payables. We partially fund the procurement of the components of our systems that are assembled by our third-party manufacturers. Our inventory strategy includes maintaining inventory of systems and inks and other consumables at levels that we expect to sell during the successive three-month period based on anticipated customer demand. Our accounts receivable slightly decreased in 2021 due to the increase in our collection efforts. Our trade payables increased in 2021 due to an increase in sales projected for 2022 compared to the projection for 2021 and due to our efforts to ensure smooth supply of our products and overcome global supply chain difficulties.

As of December 31, 2021, we had a line of credit with an Israeli bank for total borrowings of up to $1.1 million, all of which was undrawn as of that date. These lines of credit are unsecured and available subject to: (i) our maintenance of a 30% ratio of total tangible shareholders’ equity to total tangible assets; and (ii) the total credit use must be less than 70% of our and our subsidiaries’ receivables. Interest rates across these credit lines varied from 0.29% to 2.3% as of December 31, 2021.

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

The following table presents the major components of net cash flows for our last two fiscal years:

	Year Ended December 31,
	2020	2021
	(in thousands)
Net cash provided by operating activities	$32,410	$53,644
Net cash provided by (used in) investing activities	(114,630)	89,755
Net cash provided by financing activities	167,045	342,375

Net Cash Provided by Operating Activities

Year Ended December 31, 2021

Net cash provided by operating activities in the year ended December 31, 2021 was $53.6 million.

Net cash provided by operating activities in 2021 reflected our net income of $15.5 million, as adjusted upwards to eliminate non-cash expense line items included in our statement of operations, such as share-based compensation expenses ($15.1 million), the fair value of warrants deducted from our revenues ($25.4 million), and depreciation and amortization ($7.1 million). These adjustments were offset in part by the elimination of certain non-cash changes to our operating assets and liabilities, which, when eliminated, had a net impact of reducing the cash provided by our operating activities, including a decrease in deferred revenues and advances from customers ($21.7 million) and an increase in other accounts receivables and prepaid expenses ($4.1 million).

During 2021, our accounts receivable decreased by $1.8 million. DSO for the year ended December 31, 2021 decreased to 56 days compared to 98 days for the year ended December 31, 2020. While our revenues increased significantly in the year ended December 31, 2021, we maintained a relatively similar level of accounts receivable, which resulted in a significant decrease in DSO; that reflects strong collection on our part of obligations from our customers.

During 2021, our inventory increased by a net amount of $10.5 million compared to the year ended December 31, 2020. $14.1 million of inventory was attributed to cash operating activities in the year ended December 31, 2021. The increase in inventory levels in 2021 was primarily due to the cost of deferred systems and the need to maintain higher levels of inventory to support our increased install base and future business activities.

We had an increase of $12.9 million in trade payables in 2021 that mainly derived from an increase in the sales that we projected for 2022 compared to 2021, in line with the growth in our sales and operations.

Year Ended December 31, 2020

Net cash provided by operating activities in the year ended December 31, 2020 was $32.4 million.

Net cash provided by operating activities reflected our net loss of $4.8 million, as adjusted upwards to eliminate non-cash expense line items included in our statement of operations, including stock-based compensation expenses ($10.0 million), depreciation and amortization ($4.7 million), and fair value of warrants deducted from revenues ($5.4 million). These adjustments were offset in part by the elimination of certain non-cash changes to our operating assets and liabilities included in our net income, which, when eliminated, had a net impact of reducing the cash provided by our operating activities, including the increases in accounts receivable, net and inventory attributed to cash operating activities that are described below.

During 2020, our accounts receivable increased by $9.5 million reflecting the increase in our revenues in 2020. DSO for the year ended December 31, 2020 increased to 98 days compared to 82 days for the year ended December 31, 2019.

During 2020, our inventory increased by a net amount of $15.0 million compared to the year ended December 31, 2019. $15.8 million of inventory was attributed to cash operating activities in the year ended December 31, 2020. The increase in inventory levels in 2020 was primarily due to the cost of deferred systems and the need to maintain higher level of inventory to support increased install base and future business activities.

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

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was $89.8 million for the year ended December 31, 2021, which was primarily attributable to our net proceeds from short-term bank deposits of $215.6 million and $14.5 million of proceeds from the sale and maturity of marketable securities, as offset, in part, by investment in marketable securities of $110.5 million, purchase of property, plant and equipment of $14.5 million, and $15.0 million of cash paid in connection with acquisitions.

Net cash used in investing activities was $114.6 million for the year ended December 31, 2020, which was primarily attributable to our investment in marketable securities and bank deposits of $165.7 million, purchase of property, plant and equipment of $13.5 million and $15.5 million of cash paid in connection with acquisitions, offset, in part, by $80.2 million of proceeds from the sale and maturity of marketable securities.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $342.4 million for the year ended December 31, 2021, which was primarily attributable to our follow-on offering in November 2021, in which we raised $339.8 million of net proceeds.

Net cash provided by financing activities was $167.0 million for the year ended December 31, 2020, which was primarily attributable to our follow-on offering in September 2020, in which we raised $162.0 million of net proceeds.

C.	Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last three years pursuant to those programs, please see “ITEM 5. Operating and Financial Review and Prospects— A. Operating Results— Components of Statement of Operations— Operating Expenses— Research and Development Expenses, net” and “ITEM 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of Period to Period Results of Operations— Comparison of the Years Ended December 31, 2020 and 2021— Operating Expenses— Research and Development, net” and the corresponding portions of our Annual Report on Form 20-F for the year ended December 31, 2020, which we filed with the SEC on March 25, 2021.

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

E.	Critical Accounting Estimates

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

As of December 31, 2021, we had $63.0 million of inventory, of which $29.9 million consisted of raw materials and components and $33.1 million consisted of completed systems, ink and other consumables. We recorded inventory write-offs in total amounts of $2.6 million, $5.0 million and $4.9 million for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Taxes

We are subject to income taxes in Israel, United States Germany, Japan, United Kingdom and Hong Kong. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. We recognize income taxes under the liability method. Tax benefits are recognized from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves when facts and circumstances change, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effects of any reserves that are considered appropriate, as well as the related net interest and penalties.

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

While we believe the resulting tax balances as of December 31, 2019, 2020 and 2021 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. We have filed or are in the process of filing local and foreign tax returns that may be audited by the respective tax authorities. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement; however, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statute of limitations on potential assessments expire.

Warranty costs

During 2021 we typically granted a six-month warranty on our systems and recorded a provision for warranty at the time at which a product’s revenue was recognized. We estimate the liability of possible warranty claims based on our historical experience. We estimate the costs that may be incurred under our warranty arrangements and record a liability in the amount of such costs at the time product revenue is recognized. We periodically assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

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

During the years ended December 31, 2020 and 2021, no impairment were recorded related to our marketable securities.

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

ITEM 6. Directors, Senior Management and Employees.

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this annual report:

Name	Age	Position
Executive Officers
Ronen Samuel	53	Chief Executive Officer and Director
Alon Rozner	49	Chief Financial Officer
Jecka Glasman	54	Chief Commercial Officer
Omer Kulka	45	Chief Marketing Officer
Kobi Mann	43	Chief Technology Officer
Directors (who are not also executive officers)
Yuval Cohen	59	Chairman of the Board of Directors
Ofer Ben-Zur(3)	57	Director
Lauri Hanover(1)(2)(3)	62	Director
Alon Lumbroso(3)	64	Director
Stephen Nigro(3)	62	Director
Yehoshua (Shuki) Nir (1)(2)(3)	52	Director
Dov Ofer(1)(2)(3)	68	Director
Gabi Seligsohn(3)	55	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Independent director under the Nasdaq Stock Market rules.

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

Kobi Mann has served as our Chief Technology Officer since January 2020, prior to which he had held the position of VP Consumables & Application development since September 2017. Kobi Mann joined Kornit in 2004 as an R&D Chemist and has held core technology roles. As one of Kornit’s founders he brings over 17 years of experience in the field of Inkjet Technology. Kobi has played a critical role in the design and the execution of core projects and processes in the company. During his tenure at Kornit, he has managed and led R&D Chemistry, technology groups, transfer to production, Print heads and QA as well as lead Kornit’s Ink plant design. Prior to his executive, Kobi has held several managerial positions including Business Development of Consumables and Director of Global Application, an arena he established in Kornit. Kobi holds a B.Sc. Chemistry and Executive MBA – both from Bar Ilan University in Israel.

Directors

Yuval Cohen has served as the Chairman of our board of directors since August 2011. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in 2004 and our former controlling shareholder. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners (“JVP”), an Israeli-based venture capital fund. Prior to joining JVP, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (Nasdaq: DSPG), and Intel Corporation (Nasdaq: INTC). Currently, Mr. Cohen serves as a director of Wix.com Ltd. (Nasdaq: WIX) and as a director of Radware Ltd. (Nasdaq: RDWR). He also serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Harvard Business School in Massachusetts.

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

Lauri Hanover has served as a member of our board of directors since March 2015 (until August 2019, as an external director under the Companies Law), and serves as the chairperson of our audit committee and a member of our compensation committee. Ms. Hanover serves as Senior Vice President, Community Agriculture since April 2021 and previously served as the Senior Vice President and Chief Financial Officer of Netafim Ltd., a global leader in smart irrigation systems, since August 2013. From 2009 to 2013, she served as Chief Financial Officer and Executive Vice President of the Tnuva Group, Israel’s largest food manufacturer. From 2008 to 2009, Ms. Hanover served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From 2004 to 2007, she served as Chief Financial Officer and Senior Vice President of Lumenis Ltd. (Nasdaq: LMNS), a medical laser device company. From 2000 to 2004, Ms. Hanover served as the Chief Financial Officer and Corporate Vice President of NICE Systems Ltd. (Nasdaq: NICE), an interaction analytics company, and from 1997 to 2000, as Chief Financial Officer and Executive Vice President of Sapiens International Corporation N.V. (Nasdaq: SPNS), a provider of software solutions for the insurance industry. From 1981 to 2007, she served in a variety of financial management positions, including Corporate Controller and Director of Corporate Budgeting and Financial Analysis at Scitex Corporation Ltd., a developer and manufacturer of inkjet printers, and Senior Financial Analyst at Philip Morris Inc. (Altria), a leading consumer goods manufacturer. Ms. Hanover holds a B.A. from the University of Pennsylvania, a B.S. in Economics from The Wharton School of the University of Pennsylvania, as well as an M.B.A. from New York University.

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

Stephen Nigro has served as a director of our company since August 2019, after having served as a strategic advisor to our company from April through August 2019. Mr. Nigro retired in early 2019 after 37 years at Hewlett–Packard, or HP, most recently serving as President of HP’s 3D printing business, where he created and scaled a new technology and business, serving as a driving force towards HP’s leadership in both the plastic and metal 3D printing markets. Mr. Nigro currently is a director at Desktop Metals (DM:NYSE). He also serves on the Oregon Economic Development Committee and is a member of iUrbanTeen, Executive Council which promotes STEM education to underrepresented teens. Prior to heading HP’s 3D printing business, Mr. Nigro served as Senior Vice President of HP Imaging and Printing Business, where he was responsible for leading HP’s World Wide HP 2D printing business. Prior to that position, Mr. Nigro led the World Wide Inkjet and Graphics Business, which served the consumer, business, and Graphics segments, with both inkjet and LEP printing solutions. Mr. Nigro was involved in initiating several matters at HP, including: delivery of the first HP color inkjet solution to the market; setting up HP’s Inkjet Supplies operation in Singapore; development of HP’s first off-axis inkjet platform; HP’s move into the low-end consumer printing market, delivering a new low-end inkjet platform; creation and scaling of the HP Graphics printing business; the connected printing strategy introducing big data and a new Instant Ink business model; and the creation of the HP 3D printing business. Mr. Nigro spent time at HP’s locations in San Diego, California; Corvallis, Oregon; Singapore; Palo Alto; and Vancouver, Washington. Mr. Nigro holds a bachelor’s degree in mechanical engineering from the University of California at Santa Barbara and a master’s degree in electrical engineering from Stanford University.

Yehoshua (Shuki) Nir has served as a director of our company since July 2018 (until August 2019, as an external director under the Companies Law), and serves as the chairman of our compensation committee and a member of our audit committee. Since June 2021, Mr. Nir has served as a director, a member of the compensation committee and a member of the audit committee, at ironSource Ltd. (NYSE: IS), a global software company that focuses on developing technologies for app monetization. Since July 2021 Mr. Nir has served as a director of Cardo Systems Ltd., which develops, manufactures and markets communication systems for motorcycles. From December 2012 to May 2016, Mr. Nir served as Senior Vice President, Corporate Marketing, and General Manager, Retail of SanDisk Corp., or SanDisk. From March 2008 to November 2012, Mr. Nir served as Senior Vice President and General Manager, Retail of SanDisk. From November 2006 through March 2008, he served in various other sales and marketing roles as a Vice President of SanDisk. Mr. Nir also served in various sales and marketing roles as a Vice President at msystems Ltd. from February 2003 until November 2006, when it was acquired by SanDisk. Prior to that, Mr. Nir held sales and marketing positions at Destinator Ltd. and also co-founded and served as Chief Executive Officer of MindEcho, Inc. Mr. Nir has a B.A. in Law and Accounting and an M.B.A. from Tel Aviv University.

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

As we reported previously, in October 2021 and November 2021, respectively, we appointed Ms. Stef Strack and Mr. Jae Hyun (Jay) Lee, respectively, as strategic advisors to our company and our board of directors, and we furthermore expect to nominate them for election as directors at our 2022 annual general meeting of shareholders.

B.	Compensation

The aggregate compensation recorded and equity-based compensation and other compensation expensed by us and our subsidiaries for our directors and executive officers with respect to the year ended December 31, 2021 was $6.3 million. The foregoing sum includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. As of December 31, 2021, options to purchase 134.6 ordinary shares, 70.5 restricted share units, or RSUs, and 24.4 Performance Share Units, or PSUs, granted to our directors and executive officers were outstanding under our share incentive plans, with a weighted average exercise price of $25.22 per share for the options. Certain of our officers receive a severance payment of up to four months’ of their base salary upon termination of their employment.

The following table presents the grant dates, number of options and RSUs, and related exercise prices and expiration dates of options and RSUs granted to our directors and executive officers for the year ended December 31, 2021:

Grant Date	Number of Options	Number of RSUs	Exercise Price (per Share) of Options	Expiration Date of Options
February 18, 2021	-	13,379	-	-
May 05, 2021	-	7,728	-	-
August 12, 2021	5,005	18,116	122.19	December 8, 2024

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

Our directors are entitled to cash compensation as follows:

All of our non-employee directors receive annual fees and per-meeting fees for their service on our board and its committees as follows:

●	annual fees in an amount of $45,000, and $95,000 for the chairman;

●	committee chair retainer - Audit: $20,000; Compensation: $15,000; any other committee – up to $15,000; and

●	committee member retainer - Audit: $10,000; Compensation: $7,500; Any other committee: up to a maximum of $7,500.

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

Executive Officer Compensation

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2021, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, variable compensation, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding Covered Executives(1)

	Base	Benefits and	Variable	Equity-Based
	Salary	Perquisites	compensation	Compensation	Total
Name and Principal Position(2)	($)	($)(3)	($)(4)	($)(5)	($)
		(in thousands, US dollars)
Ronen Samuel, Chief Executive Officer	412	59	533	1,286	2,290
Guy Avidan, former Global Business Line President	275	69	255	407	1,006
Charles (Chuck) Meyo, President KDAM	350	27	241	267	885
Amir Shaked-Mandel, EVP Corporate Development	237	89	164	377	867
Ilan Givon, EVP operation	229	79	155	360	823

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.

(2)	All current executive officers listed in the table were our full-time employees during 2021. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2021.

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4)	Amounts reported in this column refer to incentive and variable compensation payments which were paid or accrued with respect to 2021.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2021 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph (s) of Note 2 to our audited financial statements, which are included in “ITEM 18. Financial Statements” of this annual report.

2012 Share Incentive Plan

In October 2012, our board of directors adopted and our shareholders approved our 2012 Share Incentive Plan, or the 2012 Plan. The 2012 Plan replaced our 2004 Plan. We no longer grant options under the 2012 Plan because it was superseded by the 2015 Plan, although awards that were previously granted under the 2012 Plan remain outstanding. The 2012 Plan provides for the grant of options, restricted shares, restricted share units and other share-based awards to our and our subsidiaries’ and affiliates’ directors, employees, officers, consultants, advisors, and any other person whose services are considered valuable to us or our affiliates, to continue as service providers, to increase their efforts on our behalf or on behalf of our subsidiary or affiliate and to promote the success of our business. As of December 31, 2021, we had options to purchase 65,411 ordinary shares outstanding under the 2012 Plan.

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

As of December 31, 2021, we had options to purchase 347,764 ordinary shares, 641,352 unvested RSUs and 43,314 unvested PSUs outstanding under the 2015 Plan. After adding the increase to the 2015 Plan that was effective on January 1, 2022, we had 5,587,786 ordinary shares reserved for additional grants.

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

Employee Share Purchase Plan

We have adopted an employee share purchase plan, or ESPP, pursuant to which our employees and employees of our subsidiaries may elect to have payroll deductions (or, when not allowed under local laws or regulations, another form of payment) made on each pay day during the offering period in an amount not exceeding 15% of the compensation which the employees receive on each pay day during the offering period. To date, we have not granted employees the right to make purchases under the plan. The number of shares initially reserved for purchase under the ESPP was 242,425 ordinary shares, which was to be automatically increased annually on January 1 by a number of ordinary shares equal to the least of (i) 1% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, (ii) an amount determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 655,310 shares.

The ESPP is to be administered by our board of directors or by a committee designated by the board of directors. Subject to those rights which are reserved to the board of directors or which require shareholder approval under Israeli law, our board of directors has designated the compensation committee to administer the ESPP. To the extent that we grant employees the right to make purchases under the ESPP, on the first day of each offering period, each participating employee will be granted an option to purchase on the exercise date of such offering period up to a number of our ordinary shares determined by dividing (1) the employee’s payroll deductions accumulated prior to such exercise date and retained in the employee’s account as of the exercise date by (2) the applicable purchase price. The applicable purchase price is to be based on a discount percentage of up to 15%, which percentage may be decreased by the board or the compensation committee, multiplied by the lesser of (1) the fair market value of an ordinary share on the exercise date, or (2) the fair market value of an ordinary share on the offering date.

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

(iii)	the Class III directors are Yuval Cohen, Stephen Nigro and Ronen Samuel, and their terms expire at our annual general meeting of shareholders to be held in 2024 and when their successors are elected and qualified.

Our board of directors has determined that seven of our directors, consisting of Ofer Ben-Zur, Gabi Seligsohn, Lauri Hanover, Alon Lumbroso, Stephen Nigro, Yehoshua (Shuki) Nir and Dov Ofer, constituting a majority of the members of the board, are independent under the rules of the Nasdaq Stock Market. The definition of independent director under the Nasdaq Stock Market rules specifies criteria whose aim is to ensure that there is no factor that would impair the ability of the independent director to exercise independent judgment, and furthermore requires that the board of directors affirmatively determine that the independent director can exercise independent judgment.

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

As part of its capacity in overseeing risk management activities and monitoring management’s policies and procedures, our audit committee also plays a significant strategic role in coordinating our cyber risk initiatives and policies and confirming their efficacy.

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

As of December 31, 2021, we had 882 employees and subcontractors, with 499 located in Israel, 172 in the United States, 161in Europe and 50 in Asia Pacific. The following table shows the breakdown of our workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of December 31,
Area of Activity	2019	2020	2021
Service	101	132	165
Sales and marketing	131	166	225
Manufacturing and operations	103	107	126
Research and development	128	164	223
General and administrative	84	103	143
Total	547	672	882

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2022 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of February 28, 2022 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

Unless otherwise noted below, each shareholder’s address is c/o Kornit Digital Ltd., 12 Ha’Amal Street, Rosh –Ha’Ayin 4809246, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

The percentages set forth below are based on 49,684,554 ordinary shares outstanding as of February 28, 2022.

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

Name	Number of Shares Beneficially Held		Percent
5% or Greater Shareholders
Wasatch Advisors Inc.(1)	3,419,521		6.9%
Directors and Executive Officers
Yuval Cohen	*		*
Ofer Ben-Zur	*		*
Lauri Hanover	*		*
Alon Lumbroso	*		*
Stephen Nigro	*		*
Yehushua (Shuki) Nir	*		*
Dov Ofer	*		*
Gabi Seligsohn	*		*
Ronen Samuel	103,392		*
Alon Rozner
Jecka Glasman	*		*
Omer Kulka	*		*
Kobi Mann	*		*
All Directors and Executive Officers as a Group (13 persons)	*	(2)	*

*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)	As of December 31, 2021, based on an amendment to Schedule 13G filed by Wasatch Advisors Inc. with the SEC on February 11, 2022.

(2)	Consists of ordinary shares, options to purchase ordinary shares and RSUs that may be exercised or settled (as applicable) within 60 days of February 28, 2022.

Recent Significant Changes in the Percentage Ownership of Major Shareholders

In February 2020, each of Granahan Investment Management, Inc. (a former major shareholder) and Clal Insurance Enterprises Holdings Ltd., or Clal (another former major shareholder) reported changes in its beneficial ownership as of the end of 2019, to 3.0% and 5.6%, respectively, of our outstanding ordinary shares. Consequently, Granahan Investment Management, Inc. ceased to be a 5% shareholder as of the end of 2019. In addition, Wasatch Advisors Inc. reported that it held in excess of 5% of our outstanding shares as of the end of 2019, holding 8.7% as of that time.

In February 2021, each of Wasatch Advisors Inc. and Clal reported changes in its beneficial ownership as of the end of 2020, such that its beneficial ownership had changed to 9.8% and 5.1%, respectively, as of that time. In February 2022, each of Wasatch Advisors Inc. and Clal again reported changes in its beneficial ownership as of the end of 2021, such that its beneficial ownership had changed to 6.9% and 3.2%, respectively, as of that time.

The beneficial ownership of our ordinary shares by American Capital Management Inc. (a former major shareholder) went from 6.2% as of the end of 2019 to 5.7% as of the end of 2020. As of the end of 2021, its beneficial ownership dropped below 5% (to 4.1%).

Other than the foregoing, there have been no recent significant changes in the percentage ownership of major shareholders.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of March 7, 2022, there were two holders of record of our ordinary shares, of which one record holder, holding approximately 99.93% of our outstanding ordinary shares, had a registered address in the United States. These numbers are not representative of the number of beneficial holders of our shares, nor is it representative of where such beneficial holders reside, since all of these shares held of record in the United States were held through CEDE & Co., the nominee company of the Depository Trust Company, on behalf of hundreds of firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B.	Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, since January 1, 2021, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

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

Options, RSUs and PSUs

Since our inception we have granted options to purchase our ordinary shares to our officers and certain of our directors, and, commencing in 2018 (following approval by our shareholders), we began awarding annual RSU grants to our non-employee directors. Our option agreements may contain, and the terms of our RSU grants do contain, acceleration provisions upon certain merger, acquisition, or change of control transactions (in the case of the RSU grants, upon termination of, or resignation by, a non-employee director in connection with any such transaction or immediately thereafter). Our equity grant agreements for our officers also provide, in certain cases, for acceleration of vesting in the event of certain merger, acquisition, or change of control transactions. In 2021, we granted performance based RSUs, or PSUs, to our chief executive officer (as described below under “Compensation Arrangement for CEO”). We describe our equity incentive plans under “ITEM 6.B. Compensation”. If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the option plans), all options that are vested will generally remain exercisable for ninety days after such termination.

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

Compensation Arrangement for CEO

At our 2020 annual general meeting of shareholders, held in August 2020, our shareholders approved (following approval by our compensation committee and board of directors) a compensation package for our chief executive officer (the “CEO”), Ronen Samuel. We have provided below the current, updated compensation figures for the CEO, as adjusted since that approval by our shareholders:

Base Salary: NIS 1.33 million (approximately $412,000)

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

Dividend Distribution Policy

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend (subject to any extraordinary market conditions that might arise) to retain future earnings, if any, to finance operations and expand our business. To the extent that volatile or depressed market conditions (whether in the wake of the coronavirus outbreak or otherwise) reduce the trading price of our ordinary shares substantially for an extended period of time, we may potentially consider using a portion of our cash reserves toward share repurchases. Our board of directors has sole discretion whether to pay dividends (or to effect share repurchases). If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. See “ITEM 3.D. Risk Factors— Risks Related to Our Ordinary Shares— We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future” and, in Exhibit 2.2 to this annual report, “Description of Kornit Digital Ltd. Ordinary Shares— Dividend and Liquidation Rights” for an explanation concerning the payment of dividends under Israeli law.

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

On March 22, 2022, the closing sales price of our ordinary shares on the Nasdaq Global Select Market was $85.06.

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

Agreements with Amazon

Master Purchase Agreement

On January 10, 2017, we entered into a master purchase agreement, or the Purchase Agreement, with Amazon Corporate LLC, a subsidiary of Amazon.com, Inc., or Amazon. Under the Purchase Agreement, as amended in March 2017, January 2018, and June 2018, Amazon may purchase, and we have committed to supply, AVHD6 digital direct-to-garment printers and NeoPigment ink and other consumables at agreed-upon prices which are subject to volume. We also agreed to provide maintenance services and extended warranties to Amazon at agreed-upon prices.

The Purchase Agreement provides for an “end of life” program. We are required to notify Amazon 12 months in advance if it intends to stop supporting one of the products or services supplied by us and to continue to manufacture the product or provide such service during the applicable period. Subject to certain exceptions, we are required to continue to supply ink in such quantities as Amazon requires for at least 36 months after the earlier of (1) the end of the term of the Purchase Agreement or (2) 18 months following the purchase of the last product sold pursuant to the Purchase Agreement. The Purchase Agreement requires us to make arrangements to ensure continuity of our supply of products if we do not comply with its requirements to supply the products or the services under the agreement or becomes insolvent. The Purchase Agreement also provides for penalties on a sliding scale in the case of late delivery or if our systems are unavailable for certain specific periods. There are no minimum spending commitments under the Purchase Agreement. The term of the Purchase Agreement was five years beginning on May 1, 2016 and extends automatically for additional one-year periods unless terminated by Amazon. The Purchase Agreement is subject to customary termination provisions, including material uncured breaches, insolvency or our acquisition by a competitor of Amazon. The Purchase Agreement may also be terminated by Amazon without cause subject to an agreed advance notice period.

Original Transaction Agreement and Original Warrant

Concurrently with our execution of the Purchase Agreement, we and Amazon also entered into a transaction agreement, or the Original Transaction Agreement, pursuant to which we issued to an affiliate of Amazon a warrant, or the Original Warrant, to acquire up to 2,932,176 of our ordinary shares, or the Original Warrant Shares, at a purchase price of $13.04 per share, which is based on the preceding 30 trading day VWAP prior to the execution of the Original Transaction Agreement. The Original Warrant also provided for cashless exercise.

The Original Warrant Shares underlying the Original Warrant were subject to vesting as a function of payments for purchased products and services of up to $150 million over a five-year period, with the shares vesting incrementally each time Amazon or its affiliates made a payment totaling $5 million to us. Amazon exercised the Original Warrant on a cashless (net) exercise basis in connection with our September 2020 and November 2021 public offerings, resulting in the issuance to it, and the sale by it, of 1,689,942 and 705,953 Original Warrant Shares in those respective offerings. As of December 31, 2021, no shares remained issuable under the Original Warrant.

The Original Transaction Agreement included customary representations, warranties and covenants of our company and Amazon. The Original Transaction Agreement restricted any transfer of the Original Warrant except to a wholly owned subsidiary of Amazon and contained certain restrictions on Amazon’s ability to transfer the Original Warrant Shares, including to a beneficial owner of more than 5% of our outstanding ordinary shares, subject to customary exceptions. The Original Transaction Agreement also contained certain customary standstill restrictions with respect to an acquisition of our shares (other than an acquisition of the Original Warrant Shares), solicitation of proxies and other actions that seek to influence the control of our company. These standstill restrictions remained in effect until such time as the Original Warrant Shares held by Amazon or that remained unexercised under the Original Warrant represented less than 2% of our outstanding shares.

Under the Original Transaction Agreement, Amazon was entitled to certain registration rights with respect to Original Warrant Shares, which rights now apply to the New Warrant Shares (as described under “New Transaction Agreement and New Warrant” below). Amazon is entitled to request up to two times in any 12-month period that we file a shelf registration statement on Form F-3 or S-3, and we are required to keep the shelf registration effective for four 90-day periods. If we are ineligible to file a registration statement on Form F-3 or Form S-3, Amazon could request up to four times that we file a long form registration statement to facilitate the sale of its shares. In addition, at any time after the one year anniversary of the Original Transaction Agreement, Amazon is entitled to piggyback registration rights on underwritten offerings effected by us. We are subject to customary obligations upon Amazon’s request for registration, including cooperation in case of an underwritten offering.

As a result of Amazon’s exercise of its registration rights under the Original Transaction Agreement and its complete, cashless exercise of the Original Warrant and sale of all underlying Original Warrant Shares as part of our underwritten follow-on offerings in September 2020 and November 2021, Amazon has realized all of its rights, and we have no further material obligations to Amazon, under the Original Warrant. Please see “Underwriting Agreement for November 2021 Primary/Secondary Follow-On Offering” and “Underwriting Agreement for September 2020 Primary/Secondary Follow-On Offering” below for more information.

New Transaction Agreement and New Warrant

On September 14, 2020, we and Amazon entered into a new transaction agreement, or the New Transaction Agreement, pursuant to which we issued to an affiliate of Amazon a warrant, or the New Warrant, to acquire up to 3,401,028 of our ordinary shares, or the New Warrant Shares, at a purchase price of $59.26 per share, which is based on the 30-trading day VWAP prior to the execution of the New Transaction Agreement. The New Warrant also provides for cashless (net) exercise.

The New Warrant Shares underlying the New Warrant are subject to vesting as a function of payments of up to an aggregate of $400 million by Amazon and its affiliates over a five-year period for two different categories of product lines and services as follows:

	Existing Product Lines and Services	New Product Lines and Services
Purchased Amount	$250 million	$150 million
Maximum Number of Vesting Shares	1,943,445	1,457,583
Number of Vesting Shares per $5 Million Payment	38,869	48,587

“Existing” products refers to any product line that has been purchased by Amazon from Kornit before the date of the issuance of the New Warrant, for example, products from the Kornit Avalanche and the Kornit Atlas printing system family and related ink and spare parts. “New” products refer to any product line that has not been purchased by Amazon before the date of the issuance of the New Warrant and may be purchased by Amazon in the future. “New” products include any future potential new applications that are printed using existing products. Neither the New Warrant nor the Purchase Agreement, as amended, contain any pricing terms or minimum purchase agreements for “New” products, and no “New” product has been qualified for use by Amazon.

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

The exercise price and the number of New Warrant Shares issuable upon exercise of the New Warrant are subject to customary anti-dilution adjustments.

The New Warrant also limits Amazon’s beneficial ownership to 4.999% of our outstanding shares unless Amazon waives this limit upon 61 days’ notice, in which case Amazon’s beneficial ownership is then limited to 9.999% of our outstanding shares.

The New Transaction Agreement includes customary representations, warranties and covenants of our company and Amazon. The New Transaction Agreement restricts any transfer of the New Warrant and New Warrant Shares issuable thereunder, except under certain circumstances set forth in the New Transaction Agreement.

Under the New Transaction Agreement, the registration rights that applied under the Original Transaction Agreement to Original Warrant Shares are deemed to apply to the New Warrant Shares as well.

The New Transaction Agreement also contains certain customary standstill restrictions with respect to an acquisition of our shares (other than an acquisition of the shares underlying the Original Warrant and the New Warrant), solicitation of proxies and other actions that seek to influence the control of our company. These standstill restrictions remain in effect until such time as the New Warrant Shares issued under the New Warrant or that remain unexercised under the New Warrant represent less than 2% of our outstanding shares.

As of December 31, 2021, 660,773 New Warrant Shares had vested and were issuable under the New Warrant.

Other Material Contracts

Material Contract	Location of Description in This Annual Report

Agreements and arrangements with, and compensation of, directors and executive officers	“ITEM 7.B. Related Party Transactions—Agreements and arrangements with, and compensation of, directors and executive officers.”

Kornit Digital Compensation Policy	“ITEM 6.C. Board Practices-Board Committees-Compensation Committee and Compensation Policy.”

OEM Supply Agreement, dated December 3, 2015, between us and FujiFilm Dimatix, Inc.	“ITEM 3.D. Risk Factors— Risks Related to Our Business and Our Industry— Risk factor titled “If our relationships with suppliers...”

Manufacturing Services Agreement, dated as of May 2015, between us and Flex	“ITEM 3.D. Risk Factors— Risks Related to Our Business and Our Industry— Risk factor titled “If our relationships with suppliers...”

Manufacturing Services Agreement, dated as of February 26, 2019, between us and Sanmina-SCI Israel Medical Systems Ltd.	“ITEM 3.D. Risk Factors— Risks Related to Our Business and Our Industry— Risk factor titled “If our relationships with suppliers...”

Office and Parking Space Lease Agreement, dated as of December 17, 2007 between us and Industrial Building Corporation, as amended	“ITEM 4.D. Property, Plant and Equipment.”

Lease Agreement dated as of March 25, 2010 between us and Benbenisti Engineering Ltd., as amended	“ITEM 4.D. Property, Plant and Equipment.”

Lease dated December 2017 between Bonanno Real Estate Group I, L.P. and Kornit Digital North America, Inc.	“ITEM 4.D. Property, Plant and Equipment.”

Development Contract, dated November 26, 2018, by and between us and the Israel Lands Authority- TBD whether this will turn into a lease agreement before filing.	“ITEM 3.D. Risk Factors—Risks Related to Our Business and Our Industry— Our new Kiryat Gat facility…”.

D.	Exchange Controls

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Capital gain is generally subject to tax at the corporate tax rate (23% in 2018 and thereafter), if generated by a company, or at the rate of 25% if generated by an individual, or 30% in the case of sale of shares by a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive proceeds upon liquidation and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2021) unless the benefiting provisions of an applicable treaty applies.

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

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below).

Estate and Gift Tax.

Israeli law presently does not impose estate or gift taxes.

Excess Tax.

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 647,640 for 2021, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2021, and furthermore do not expect to be classified for the taxable year ending December 31, 2022. Because PFIC status must be determined annually based on tests which are factual in nature, our PFIC status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year and we do not intend to make a determination of our or any of our future subsidiaries’ PFIC status in the future. A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences described below with respect to owning our ordinary shares if we are classified as a PFIC for our taxable year ending December 31, 2021, provided that such U.S. Holder is eligible to make, and successfully makes, either a “mark-to-market” election or a qualified electing fund election described below for the taxable year in which its holding period begins.

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

You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov. As permitted under Nasdaq Listing Rule 5250(d)(1)(C), we will post our annual reports filed with the SEC on our website at http://www.kornit.com. We will furnish hard copies of such reports to our shareholders upon request free of charge. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

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

Foreign Currency Exchange Risk

Due to our international operations, currency exchange rates impact our financial performance. In 2021, approximately 83% of our revenues were denominated in U.S. dollars, 11% of our revenues were denominated in Euros and 5% of our revenues were denominated in Great Britain Pounds. Conversely, in 2021, approximately 44% of our purchases of raw materials and components of our systems and ink and other consumables are denominated in either NIS or in NIS prices that are linked to U.S. dollars. Similarly, a majority of our operating costs, which are largely comprised of labor costs, are denominated in NIS, due to our operations in Israel. Accordingly, our results of operations may be materially affected by fluctuations in the value of the U.S. dollar relative to the NIS and the Euro.

The following table presents information about the changes in the exchange rates of the NIS and the Euro against the U.S. dollar:

	Change in Average Exchange Rate
Period	U.S. Dollar against the NIS (%)	U.S. Dollar against the Euro (%)
2019	(0.8)	5.4
2020	(3.4)	(1.7)
2021	(6.2)	(3.7)

The figures above represent the change in the average exchange rate in the given year compared to the average exchange rate in the immediately preceding year. Negative figures represent depreciation of the U.S. dollar compared to the NIS or Euro (as applicable) and positive figures represent appreciation of the U.S. dollar compared to the NIS or Euro (as applicable). We estimate that a 10% increase or 10% decrease in the value of the NIS against the U.S. dollar would have decreased or increased our net income by approximately $(10 million) or $12 million in 2020, and $(5 million) or $6 million in 2021, respectively. We estimate that a 10% increase or 10% decrease in the value of the Euro against the U.S. dollar would have increased or decreased our net income by approximately $0.4 million or $(0.5 million) in 2020, and $(1.6 million) or $1.2 million in 2021, respectively. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.

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

During 2020 and 2021, we entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in NIS.

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

Interest Rate Risk

Our investment strategy is to achieve a return that will allow us to preserve capital and maintain liquidity requirements. We invest primarily in debt securities, specifically corporate debt securities. By policy, we limit the amount of credit exposure to any one issuer. As of December 31, 2020 and December 31, 2021, we did not have any material (realized) losses on our marketable debt securities. As of December 31, 2021, unrealized losses on our marketable debt securities were partially due to temporary interest rate fluctuations as a result of higher market interest rates compared to interest rates at the time of purchase. We account for both fixed and variable rate securities at fair value with changes on gains and losses recorded in Other Comprehensive Income until the securities are sold.

Other Market Risks

We do not believe that we have any material exposure to inflationary risks.

ITEM 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies.

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A-D.	Not applicable

E.	Use of Proceeds

Initial Public Offering

There has been no change in the information regarding the use of proceeds from our IPO since the last annual report on Form 20-F that we filed in March 2021. Our operations generate positive cash flow, and, as such, we did not use any further proceeds from our IPO during the year ended December 31, 2021.

ITEM 15. Controls and Procedures.

(a)	Disclosure Controls and Procedures

Our management evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2021. Based on their evaluation, our principal executive officer and principal financial officer concluded that as of December 31, 2021, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2021 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

(c)	Attestation report of the independent registered public accounting firm

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2021 is provided on page F-3, as included under Item 18 of this annual report.

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

ITEM 16B. Code of Ethics.

We have adopted a code of ethics and business conduct applicable to our executive officers, directors and all other employees. A copy of the code, as most recently updated in August 2020, is delivered to every employee of our company and is available to investors and others on our website at http://ir.kornit.com/ or by contacting our investor relations department. Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics and business conduct applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Report of Foreign Private Issuer on Form 6-K. We did not provide such a waiver or adopt such an amendment during the fiscal year ended December 31, 2021.

ITEM 16C. Principal Accountant Fees and Services.

Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, and other members of Ernst & Young Global for professional services for each of the last two fiscal years were as follows:

	Year Ended December 31, 2020		Year Ended December 31, 2021
	(in thousands of dollars)
	Amount	Percentage	Amount	Percentage
Audit fees	$565	63%	$720	84%
Audit-Related Fees	21	2%	-	0%
Tax Fees	285	32%	76	9%
All Other Fees	25	3%	60	7%
Total	$896	100%	$856	100%

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

ITEM 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

ITEM 16G. Corporate Governance.

The Nasdaq Global Select Market requires companies with securities listed thereon to comply with its corporate governance standards. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed domestic U.S. companies. Pursuant to Nasdaq Listing Rule 5615(a)(3), we have notified Nasdaq that with respect to the corporate governance practices described below, we instead follow Israeli law and practice and accordingly will not follow the Nasdaq Listing Rules. Except for the differences described below, we do not believe there are any significant differences between our corporate governance practices and those that apply to a U.S. domestic issuer under the Nasdaq corporate governance rules. However, we may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules, in which case we will update our disclosure in this Item 16G of Form 20-F.

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

ITEM 16H. Mine Safety Disclosure.

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

ITEM 17. Financial Statements.

Not applicable.

ITEM 18. Financial Statements.

See pages F-1 through F-48 appended hereto.

ITEM 19. Exhibits.

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Kornit Digital Ltd.(1)
2.1	Specimen ordinary share certificate of Kornit Digital Ltd.(2)
2.2	Description of ordinary shares of Kornit Digital Ltd.#
4.1	Form of Indemnification Agreement(3)
4.2	2012 Share Incentive Plan(4)
4.3	2015 Incentive Compensation Plan(5)
4.4	Kornit Digital Ltd. Compensation Policy(6)
4.5	English summary of the Office and Parking Space Lease Agreement dated as of December 17, 2007, by and between the Registrant and Industrial Building Corporation Ltd. as amended by Addendum, dated 2007, Addendum to Lease Agreement, dated 2007, Addendum to Lease Agreement, dated March 8, 2012, Addendum to Lease Agreement, dated 2012, Addendum to Lease Agreement, dated December 19, 2012, Addendum to Lease Agreement, dated May 20, 2013, Addendum to Lease Agreement, dated January 12, 2014, Addendum to Lease Agreement, dated January 12, 2014, Addendum to Lease Agreement, dated December 27, 2015, Addendum to Lease Agreement, dated December 28, 2015, Addendum to the Lease Agreement dated October 17, 2017, Addendum dated February 21, 2018, Addendum to the Lease Agreement, dated April 23, 2018, Addendum to the Lease Agreement dated December 26, 2018, Addendum to the Lease Agreement, dated January 3, 2019, Addendum to the Lease Agreement dated September 16, 2019, Addendum to the Lease Agreement, dated November 28, 2019, Addendum to the Lease Agreement dated February 9, 2020, Addendum to the Lease Agreement, dated June 28, 2020, Addendum to the Lease Agreement, dated April 13, 2021, Addendum to the Lease Agreement, dated April 13, 2021, Addendum to the Lease Agreement, dated June 21, 2021, Addendum to the Lease Agreement, dated July 27, 2021, Addendum to the Lease Agreement, dated October 10, 2021, Addendum to the Lease Agreement, dated November 14, 2021, Addendum to the Lease Agreement, dated December 28, 2021, Addendum to the Lease Agreement, dated December 28, 2021 and Addendum to the Lease Agreement, [not signed yet]. (7)
4.6	English summary of the Lease Agreement, dated March 25, 2010, by and between the Registrant and Benvenisti Engineering Ltd. as amended by Addendum to Lease Agreement, dated November 21, 2011, Addendum to Lease Agreement, dated September 16, 2014, Addendum to the Lease Agreement dated March 16, 2015, an Addendum to the Lease Agreement dated August 31, 2017, an Addendum to the Lease Agreement dated June 24, 2018 an Addendum to the Lease Agreement dated January 11, 2021, an Addendum to Lease Agreement dated March 10, 2021 and an Addendum to Lease Agreement dated September 13, 2021 (8)
4.7	OEM Supply Agreement, dated December 3, 2015, among the Registrant and FujiFilm Dimatix, Inc.†(9)
4.8	Manufacturing Services Agreement, dated May 2015, by and between the Registrant and Flex (formerly known as Flextronics (Israel) Ltd.)†(10)
4.9.1	Master Purchase Agreement, dated January 10, 2017, between the Registrant and Amazon Corporate LLC†(11)
4.9.2	Amendment 1 to Master Purchase Agreement, effective March 1, 2017, between the Registrant and Amazon Corporate LLC*(12)
4.9.3	Amendment 2 to Master Purchase Agreement, effective January 1, 2018, between the Registrant and Amazon Corporate LLC*(13)
4.9.4	Amendment 3 to Master Purchase Agreement, effective June 29, 2018, between the Registrant and Amazon Corporate LLC*(14)
4.9.5	Amendment 4 to Master Purchase Agreement, effective January 1, 2020, between the Registrant and Amazon.com Services LLC* (15)
4.9.6	Amendment 5 to Master Purchase Agreement, effective September 1, 2020, between the Registrant and Amazon.com Services LLC*(16)

4.9.7	Amendment 6 to Master Purchase Agreement, effective February 15, 2021, between the Registrant and Amazon.com Services LLC*(17)
4.10	Transaction Agreement, dated January 10, 2017, between the Registrant and Amazon.com, Inc.(18)
4.11	Warrant to Purchase Ordinary Shares, dated January 10, 2017, issued to Amazon.com NV Investment Holdings LLC(19)
4.12	Transaction Agreement, dated September 14, 2020, between the Registrant and Amazon.com, Inc.(20)
4.13	Warrant to Purchase Ordinary Shares, dated September 14, 2020, issued to Amazon.com NV Investment Holdings LLC(21)
4.14	Lease, dated December 2017, between Kornit Digital North America, Inc. and Bonanno Real Estate Group I, L.P. (22)
4.15	English translation of Development Contract, dated November 26, 2018, by and between the Registrant and the Israel Lands Authority(23)
4.16	Manufacturing Services Agreement, dated as of February 26, 2019, by and between the Registrant and Sanmina-SCI Israel Medical Systems Ltd.(24)*
8.1	List of subsidiaries of the Registrant #
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002 #
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002 #
13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith #
15.1	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm #
101	The following financial information from Kornit Digital Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2021 formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2020 and 2021; (ii) Consolidated Statements of Operations for the years ended December 31, 2019, 2020 and 2021; (iii) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2019, 2020 and 2021; (iv) Statements of Shareholders’ Equity for the years ended December 31, 2019, 2020 and 2021; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2020 and 2021; (v) Notes to Consolidated Financial Statements, tagged as blocks of text; and (vi) Cover Page Interactive Data File.
104	Inline Cover Page Interactive Data File (included in Exhibit 101).

(1)	Previously furnished to the SEC on August 12, 2021 as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.

(2)	Previously filed with the SEC on March 10, 2015 as Exhibit 4.1 to Amendment No. 1 to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(3)	Previously filed with the SEC on March 10, 2015 as Exhibit 10.3 to Amendment No. 1 to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(4)	Previously filed with the SEC on February 25, 2015 as Exhibit 10.2 to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(5)	Previously filed with the SEC on March 18, 2015 as Exhibit 10.21 to Amendment No. 3 to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(6)	Previously furnished to the SEC on July 2, 2020 as Appendix A to the Registrant’s proxy statement for its 2020 annual general meeting of shareholders, attached as Exhibit 99.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(7)	Previously filed with the SEC on March 25, 2021 as Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(8)	Previously filed with the SEC on March 25, 2021 as Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(9)	Previously filed with the SEC on April 14, 2016 as Exhibit 4.9 to Amendment No. 1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated by reference herein.
(10)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(11)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(12)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.10.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(13)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.10.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(14)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.10.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(15)	Previously filed with the SEC on September 14, 2020 as Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(16)	Previously filed with the SEC on March 25, 2021 as Exhibit 4.10.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(17)	Previously filed with the SEC on March 25, 2021 as Exhibit 4.10.7 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(18)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(19)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(20)	Previously furnished to the SEC on September 14, 2020 as Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(21)	Previously furnished to the SEC on September 14, 2020 as Exhibit 4.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(22)	Previously filed with the SEC on March 20, 2018 as Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.
(23)	Previously filed with the SEC on March 26, 2019 as Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2018 and incorporated by reference herein.
(24)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.

#	Filed herewith

†	Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 406 under the Securities Act of 1933 as amended or Rule 24b-2 under the Securities Exchange Act of 1934, as amended, as applicable.

*	Portions of this exhibit have been omitted in accordance with the rules of the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KORNIT DIGITAL LTD.

By:	/s/ Alon Rozner
Name:	Alon Rozner
Title:	Chief Financial Officer

Date: March 30, 2022

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kornit Digital Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kornit Digital Ltd. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 30, 2022 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory Valuation

Description of the Matter

The Company’s inventories totaled $63 million as of December 31, 2021. As explained in Note 2 to the consolidated financial statements, the Company assesses the value of all inventories, including raw materials, finished goods and spare parts, in each reporting period. Obsolete inventory or inventory in excess of management’s estimated usage requirement is written down to its estimated net realizable value if those amounts are determined to be less than cost.

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

March 30, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kornit Digital Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Kornit Digital Ltd and subsidiaries’ internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Kornit Digital Ltd and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021, and 2020, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated March 30, 2022 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

KOST FORER GABBAY & KASIERER

A Member of EY Global

Tel-Aviv, Israel

March 30, 2022

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2021	2020

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$611,551	$125,777
Short-term bank deposits	9,168	224,804
Marketable securities	28,116	13,718
Trade receivables, net	49,797	51,566
Inventories	63,017	52,487
Other accounts receivable and prepaid expenses	13,694	9,178

Total current assets	775,343	477,530

LONG-TERM ASSETS:
Marketable securities	149,269	71,636
Deposits and other long-term assets	856	395
Severance pay fund	357	337
Deferred taxes	9,339	5,096
Property, plant and equipment, net	45,046	29,255
Operating lease right-of-use assets	25,155	21,053
Intangible assets, net	10,063	7,221
Goodwill	25,447	16,466

Total long-term assets	265,532	151,459

Total assets	$1,040,875	$628,989

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2021	2020

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$46,448	$32,016
Employees and payroll accruals	22,482	15,022
Deferred revenues and advances from customers	5,401	27,019
Operating lease liabilities	5,058	3,957
Other payables and accrued expenses	17,287	11,613

Total current liabilities	96,676	89,627

LONG TERM LIABILITIES:
Accrued severance pay	1,543	1,214
Operating lease liabilities	21,900	18,688
Other long-term liabilities	1,203	443

Total long-term liabilities	24,646	20,345

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 200,000,000 shares at December 31, 2021 and 2020, respectively; Issued and Outstanding: 49,619,782 shares and 45,988,613 shares at December 31, 2021 and 2020 respectively	133	121
Additional paid in capital	875,367	488,208
Accumulated other comprehensive income	571	2,733
Retained earnings	43,482	27,955

Total shareholders’ equity	919,553	519,017

Total liabilities and shareholders’ equity	$1,040,875	$628,989

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2021	2020	2019

Revenues:
Products	$282,637	$164,918	$156,594
Services	39,369	28,413	23,272

Total revenues	322,006	193,331	179,866

Cost of revenues:
Products	132,730	75,040	71,057
Services	37,365	30,490	26,733

Total cost of revenues	170,095	105,530	97,790

Gross profit	151,911	87,801	82,076

Operating expenses:
Research and development, net	43,729	31,464	22,407
Sales and marketing	58,752	36,405	33,573
General and administrative	36,637	26,661	18,498

Total operating expenses	139,118	94,530	74,478

Operating income (loss)	12,793	(6,729)	7,598

Finance income, net	2,599	3,498	3,313

Income (loss) before taxes on income (tax benefit)	15,392	(3,231)	10,911
Taxes on income (tax benefit)	(135)	1,552	744

Net income (loss)	$15,527	(4,783)	$10,167

Basic earnings (losses) per share	$0.33	$(0.11)	$0.27

Diluted earnings (losses) per share	$0.32	$(0.11)	$0.26

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019

Net income (loss)	$15,527	$(4,783)	$10,167

Other comprehensive income (loss):

Change in unrealized gains (losses) on marketable securities:
Unrealized gains (losses) arising during the period, net of tax	(2,423)	1,946	1,140
Losses (gains) reclassified into net income (loss), net of tax	(32)	(465)	(251)

Net change	(2,455)	1,481	889

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) arising during the period, net oftax	415	285	130
Losses (gains) reclassified into net income (loss), net oftax	(122)	(294)	(28)

Net change	293	(9)	102

Foreign currency translation adjustment	-	418	90

Total other comprehensive income (loss), net of tax	(2,162)	1,890	1,081

Comprehensive income (loss)	$13,365	$(2,893)	$11,248

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid in capital	other comprehensive income (loss)	Retained earnings	Total Shareholders’ equity

Balance at January 1, 2019	35,065,200	$89	$156,714	$(238)	$22,571	$179,136

Issuance of ordinary shares in a secondary offering, net of issuance costs in an amount of $669	4,991,000	14	130,296	-	-	130,310
Exercise of options and vesting of restricted stock units	628,140	2	5,899	-	-	5,901
Share-based compensation	-	-	6,614	-	-	6,614
Warrants to customers	-	-	5,094	-	-	5,094
Other comprehensive loss	-	-	-	1,081	-	1,081
Net income	-	-	-	-	10,167	10,167

Balance at December 31, 2019	40,684,340	105	304,617	843	32,738	338,303

Issuance of ordinary shares in a secondary offering, net of issuance costs in an amount of $739	4,689,941	14	162,531	-	-	162,545
Exercise of options and vesting of restricted stock units	614,332	2	5,658	-	-	5,660
Share-based compensation	-	-	10,036	-	-	10,036
Warrants to customers	-	-	5,366	-	-	5,366
Other comprehensive income	-	-	-	1,890	-	1,890
Net income	-	-	-	-	(4,783)	(4,783)

Balance at December 31, 2020	45,988,613	121	488,208	2,733	27,955	519,017

Issuance of ordinary shares in a secondary offering, net of issuance costs in an amount of $760	3,042,845	10	341,755	-	-	341,765
Exercise of options and vesting of restricted stock units	588,324	2	4,848	-	-	4,850
Share-based compensation	-	-	15,133	-	-	15,133
Warrants to customers	-	-	25,423	-	-	25,423
Other comprehensive income	-	-	-	(2,162)	-	(2,162)
Net income	-	-	-	-	15,527	15,527

Balance at December 31, 2021	49,619,782	$133	$875,367	$571	$43,482	$919,553

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net income (loss)	$15,527	$(4,783)	$10,167
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	7,096	4,711	4,441
Fair value of warrants deducted from revenues	25,423	5,366	5,094
Share based compensation	15,133	10,036	6,614
Amortization of premium and accretion of discount on marketable securities, net	1,279	395	(112)
Realized loss (gain) on sale of marketable securities	(32)	(503)	(271)
Change in operating assets and liabilities:
Trade receivables, net	1,782	(9,529)	(18,617)
Inventory	(14,079)	(15,827)	(4,183)
Deposits and long-term assets	(110)	54	386
Other accounts receivables and prepaid expenses	(4,134)	(2,333)	(1,204)
Deferred taxes	(2,064)	2,177	(5)
Operating lease right-of-use assets and liabilities, net	211	1,265	327
Trade payables	12,865	6,864	6,032
Employees and payroll accruals	9,698	6,366	1,423
Deferred revenues and advances from customers	(21,668)	24,286	(921)
Other payables and accrued expenses	5,648	4,822	1,708
Accrued severance pay, net	309	143	26
Other long-term liabilities	760	(877)	(136)
Loss from sale and disposal of property, plant and equipment	-	139	23
Foreign currency translation gain (loss) on intercompany balances with foreign subsidiaries	-	(362)	212

Net cash provided by operating activities	53,644	32,410	11,004

Cash flows from investing activities:
Purchase of property, plant and equipment	(14,477)	(13,489)	(5,416)
Acquisition of intangible assets and capitalization of software development costs	(130)	(121)	(1,337)
Proceeds from sale of property, plant and equipment	-	4	3
Investing in equity securities	(351)	-	-
Cash paid in connection with acquisition, net of cash acquired	(14,991)	(15,535)	(4,715)
Proceeds from (Investment in) short-term bank deposits, net	215,636	(129,804)	(90,000)
Proceeds from sale marketable securities	1,000	58,532	34,497
Proceeds from maturity of marketable securities	13,526	21,706	3,000
Investment in marketable securities	(110,458)	(35,923)	(115,529)

Net cash provided by (used in) investing activities	89,755	(114,630)	(179,497)

Cash flows from financing activities:
Proceeds from public offering, net of issuance costs	339,760	161,981	129,710
Exercise of employee stock options	4,850	5,660	5,901
Payments related to shares withheld for taxes	(2,235)	(596)	(177)
Payment of contingent consideration	-	-	(303)

Net cash provided by financing activities	342,375	167,045	135,131

Foreign currency translation adjustments on cash and cash equivalents	-	209	(27)
Increase (decrease) in cash and cash equivalents	485,774	85,034	(33,389)
Cash and cash equivalents at the beginning of the period	125,777	40,743	74,132

Cash and cash equivalents at the end of the period	$611,551	$125,777	$40,743

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Supplemental disclosure of cash flow information

Cash paid during the year for income taxes	$435	$1,028	$353

Non-cash investing and financing activities:
Property, plant and equipment acquired by credit	$2,461	$1,904	$920

Property and equipment transferred to be used as inventory	$-	$115	$-

Inventory transferred to be used as property, plant and equipment	$3,572	$990	$-

Lease liabilities arising from obtaining right-of-use assets	$5,688	$2,929	$9,640

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Kornit Digital Ltd. (the “Company”) was incorporated in 2002 under the laws of the State of Israel. The Company and its subsidiaries develop, design and market digital printing solutions for the global printed textile industry. The Company’s and its subsidiaries’ solutions are based on their proprietary digital textile printing systems, ink and other consumables, associated software and value-added services.

b.	The Company established wholly owned subsidiaries in Israel, the United States, Germany, Hong Kong, the United Kingdom and Japan. The Company’s subsidiaries are engaged primarily in services, sales, and marketing, except for the Israeli subsidiary which is engaged primarily in research and development and manufacturing.

c.	The Company depends on four major suppliers to supply certain components for the production of its products. If one of these suppliers fails to deliver or delays the delivery of the necessary components, the Company will be required to seek alternative sources of supply. A change in these suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company’s results of operations and financial position.

d.	On August 10, 2021, the Company closed an asset purchase agreement with Voxel8 Inc. (“Voxel8”), an advanced additive manufacturing technology for textiles, which allows for digital fabrication of functional features with zonal control of material properties, in addition to utilizing high-performance elastomers adhering to inkjet technology. Under the agreement the Company purchased the associated assets for a total consideration of $14,991 in cash (see note 3).

e.	On November 19, 2021, the Company closed a follow - on offering where 2,336,892 ordinary shares were issued and sold by the Company to the public for aggregate net proceeds of $339,760 to the Company. In addition, there was a secondary component of the offering in which 705,953 ordinary shares that were issued pursuant to exercise of warrants were sold by the Company’s global customer. The Company did not receive any of the proceeds from the sale of these additional ordinary shares.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

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

Most of the revenues of the Company and its subsidiaries are denominated in U.S. dollars. The U.S. dollars is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the U.S. dollars. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) No. 830 “Foreign Currency Matters”. Changes in currency exchange rates between the Company’s functional currency and the currency in which a transaction is denominated are included in the Company’s results of operations as financial income, net in the period in which the currency exchange rates change.

In the years 2019 and 2020, functional currency of the Company’s subsidiary in Germany was the Euro, all amounts on the balance sheets have been translated into U.S. dollars using the exchange rates in effect on the relevant balance sheets dates. All amounts in the statements of operations have been translated into U.S. dollars using the exchange rate on the respective dates on which those elements are recognized. The resulting translation adjustments were reported as a component of accumulated other comprehensive income in shareholders’ equity. Management conducted a review of the functional currency of the German subsidiary and decided to change its functional currency to the U.S. dollars from the Euro effective January 1, 2021. These changes were based on an assessment by Company’s management that the U.S. dollars is the primary currency of the economic environment in which the German subsidiary operates.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions, including profits from intercompany sales have been eliminated upon consolidation.

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

The Company did not recognize an allowance for credit losses on marketable securities as the expected losses were not material for the years ended December 31, 2021 and 2020. No impairment was recorded for the year ended December 31, 2019.

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

Inventory write-offs have been provided to cover risks arising from slow-moving items, technological obsolescence and excess inventories according to revenue forecasts.

During the years ended December 31, 2021, 2020 and 2019, the Company recorded inventory write offs in a total amount of $4,909, $5,000 and $2,624, respectively.

h.	Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and accumulated impairment losses. Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%
Office furniture and equipment	7 - 20
Computer and peripheral equipment	33
Machinery and equipment	7 - 33
Leasehold improvements	(*)
Building and land	(**)

(*)	Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

(**)	Building and land consist of land and a new ink manufacturing plant. In September 2019, the Company purchased the land which includes long-term leasehold rights, with a lease term of 98 years. As of December 31, 2021, the ink manufacturing plant is under construction. Depreciation of the manufacturing plant will begin upon completion of its construction.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Business combinations:

The Company accounts for business combinations in accordance with ASC No. 805, “Business Combinations” (“ASC No. 805”). ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. The excess of the fair value of the purchase price over the fair values of the identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Acquisition related costs are expensed in the statement of operations in the period incurred.

j.	Goodwill and other intangible assets:

Goodwill reflects the excess of the purchase price of a business acquired over the fair value of net assets acquired. Under ASC No. 350, “Intangibles – Goodwill and other” (“ASC No. 350”), goodwill is not amortized but is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Company has elected to perform an annual impairment test of goodwill as of December 31 of each year, or more frequently if impairment indicators are present.

The Company operates in one operating segment and this segment comprises the only reporting unit. The goodwill impairment test is performed according to the following principles:

1.	An initial qualitative assessment may be performed to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount.
.
2.	If the Company concludes it is more likely than not that the fair value of the reporting unit is less than its carrying amount, a quantitative fair value test is performed. An impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized.

During the years ended December 31, 2021, 2020 and 2019, no impairment of goodwill was identified.

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

Property, plant and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During the years ended December 31, 2021, 2020 and 2019, no impairment losses were recorded.

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

Revenues from products, which consist of systems and consumables, are recognized at the point of time when control has transferred, in accordance with the agreed-upon delivery terms. Revenues from services are derived mainly from the sale of print heads, spare parts, upgrade kits, sale of service contracts and software subscriptions. The Company’s revenues from print heads, spare parts and upgrade kits revenues (collectively “Spare parts”) are recognized at the point of time when control has transferred, in accordance with the agreed-upon delivery terms. Service contracts and software subscriptions are recognized over time, on a straight-line basis, over the period of the service.

For multiple performance obligations arrangements, such as selling a system with service contract, installation and training, the Company accounts for each performance obligation separately as it is distinct. The transaction price is allocated to each distinct performance obligation on a relative standalone selling price (“SSP”) basis and revenue is recognized for each performance obligation when control has passed. In most cases, the Company can establish SSP based on the observable prices of services sold separately in comparable circumstances to similar customers and for products based on the Company’s best estimates of the price at which the Company would have sold the product regularly on a stand-alone basis. The Company reassesses the SSP on a periodic basis or when facts and circumstances change.

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

Although, in general, the Company does not grant rights of return, there are certain instances where such rights are granted. The Company maintains a provision for returns which is estimated, based primarily on historical experience as well as management judgment, and is recorded as a reduction of revenue. Such provision amounted to $2,178 and $1,759 as of December 31, 2021 and 2020, respectively and is included in accrued expenses and other current liabilities in the consolidated balance sheets.

Contract liabilities include amounts received from customers for which revenue has not yet been recognized. Contract liabilities amounted to $5,564 and $27,156 as of December 31, 2021 and 2020, respectively and are presented under deferred revenues and advances from customers and other long-term liabilities. During the year ended December 31, 2021, the Company recognized revenues in an amount of $26,248 which have been included in the contract liabilities on January 1, 2021.

In cases where the Company’s customers trade in old systems as part of sales of new systems, the fair value of the old systems is recorded as inventory, provided that such value can be determined.

Revenue disaggregated by revenue source consists of the following:

	Year ended December 31,
	2021	2020	2019

Systems	$181,445	$87,769	$91,353
Ink and consumables	101,192	77,149	65,241
Service - spare parts	21,936	17,521	16,884
Service contracts and software subscriptions	17,433	10,892	6,388

Total revenue	$322,006	$193,331	$179,866

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table presents revenue disaggregated by geography based on customer location:

	Year ended December 31,
	2021	2020	2019

US	$211,294	$124,375	$100,457
EMEA	78,686	45,859	48,810
Asia Pacific	23,341	14,211	22,101
Other	8,685	8,886	8,498

Total revenue	$322,006	$193,331	$179,866

Sales by the Company’s distributors accounted for approximately 13%,14% and 30% of 2021 and 2020 and 2019 revenues, respectively.

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

The following table represents the remaining performance obligations as of December 31, 2021, which are expected to be satisfied and recognized in future periods:

	2022	2023	2024 and thereafter

Service contracts and software subscriptions	$6,542	$493	$7

m.	Shipping and Handling:

Shipping and handling fees charged to the Company’s customers are recognized as revenue in the period shipped and the related costs for providing these services are recorded as a cost of revenue. Revenues from shipping in the years ended December 31, 2021, 2020 and 2019 were $3,985, $3,450 and $1,639, respectively.

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

The Company typically provides assurance type warranty for six months on its systems including parts and labor. A provision is recorded for estimated warranty costs at the time revenues are recognized based on historical warranty costs and management’s estimates. Factors that affect the Company’s warranty liability include the number of systems, historical rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts thereof as necessary.

The following are the changes in the liability for product warranty from January 1, 2020 to December 31, 2021:

Balance at January 1, 2020	$1,614

Provision for warranties issued during the year	3,287
Reduction for payments and costs to satisfy claims	(3,251)

Balance at December 31, 2020	$1,650

Provision for warranties issued during the year	8,897
Reduction for payments and costs to satisfy claims	(5,935)

Balance at December 31, 2021	$4,612

p.	Research and development expenses, net:

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

The Company accounts for share-based compensation in accordance with ASC No. 718, “Compensation - Stock Compensation” (“ASC No. 718”) that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the award is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations.

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock options awards with the following assumptions for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019

Suboptimal exercise multiple	2.5	1.5	1.0-1.5
Risk free interest rate	0.09% -1.36%	0.1%-0.5%	1.5%-2.7%
Volatility	58.49%-42.57%	52%	47%-48%
Dividend yield	0%	0%	0%

The expected volatility is derived from the volatility of the Company’s share price based upon actual historical stock price movements. The computation of the suboptimal exercise multiple is derived from empirical studies, based on those studies, the early exercise factor of public companies is approximately 150% for managers and 100% for other employees. The interest rate for the period within the contractual life of the award is based on the U.S. Treasury Bills yield curve in effect at the time of grant. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

The fair value of each restricted stock unit (“RSU”) including performance based RSUs is the market value of a single ordinary share of the Company, as determined based on the closing price of the Company’s ordinary shares on the date immediately prior to the day of grant.

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

The Company follows FASB ASC No. 815,“Derivatives and Hedging” which requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. Accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. Due to the Company’s global operations, it is exposed to foreign currency exchange rate fluctuations in the normal course of its business.

The Company uses derivative financial instruments, specifically foreign currency forward and option contracts, to manage exposure to foreign currency risks, by hedging a portion of the Company’s forecasted payroll and related expenses denominated in New Israeli Shekels that it expects to incur within a year. The effect of exchange rate changes on foreign currency hedging contracts is expected to partially offset the effect of exchange rate changes on the underlying hedged item.

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

1.	Derivative instruments notional amounts:

The following table summarizes the notional amounts for hedged items, when transactions are designated as hedge accounting:

	December 31,
	2021	2020
Cash flow hedge	$12,303	$-

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Derivative instrument outstanding:

As of December 31, 2021 and 2020, the fair value of the Company’s outstanding forward and option contracts amounted to $317 and $0, which are included within “Other accounts receivable and prepaid expenses” on the balance sheets.

3.	Derivative instrument gains and losses

The Company’s outstanding derivatives designated as cash flow hedging instruments and their related gains and losses, are reported in the statement of cash flows as cash flows from operating activities.

The maximum length of time over which the Company hedges its exposure to the variability in future cash flows for forecasted transactions is less than 12 months.

t.	Advertising:

Advertising costs are charged to operations as incurred and were $2,691, $2,273 and $1,981 for the years ended December 31, 2021, 2020 and 2019, respectively.

u.	Income taxes:

The Company accounts for income taxes and uncertain tax positions in accordance with ASC No. 740, “Income Taxes” (“ASC No. 740”). ASC No. 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized. Deferred tax assets and liabilities are classified as non-current assets and liabilities, respectively.

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

The majority of the Company’s and its subsidiaries’ cash and cash equivalents, bank deposits and marketable securities are invested in major banks in Israel and the U.S. Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that they bear a lower risk.

The Company attempts to limit its exposure to interest rate risk by investing in securities with maturities of less than four years; however, the Company may be unable to successfully limit its risk to interest rate fluctuations. At any time, a sharp rise in interest rates could have a material adverse impact on the fair value of its investment portfolio. Conversely, declines in interest rates could have a material favorable impact on the fair value of its investment portfolio. Increases or decreases in interest rates could have a material impact on interest earnings related to new investments during the period.

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located in the United States, Europe and Asia Pacific. The Company performs ongoing credit evaluations of its customers. In certain circumstances, the Company may require letters of credit from its customers, other collaterals or additional guarantees. The allowance for credit loss is based on the Company’s assessment of historical collection experience, customer creditworthiness, and current and future economic and market conditions. The Company regularly reviews the adequacy of the allowance for credit loss based on a combination of factors, including an assessment of the current customer’s aging balance, the nature and size of the customer and the financial status of the customer. Accounts receivable deemed uncollectable are charged against the allowance for credit loss when identified. The allowance of credit loss as of December 31, 2021 was immaterial.

w.	Transfers of financial assets:

ASC 860 “Transfers and Servicing”, (“ASC 860”), establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company’s arrangements are such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale. The transfers of financial assets are typically performed by the factoring of receivables to two financial institutions.

For the year ended December 31, 2021, the Company sold trade receivables to two financial institutions in a total net amount of $1,387. Control and risk of those trade receivables were fully transferred in accordance with ASC 860. During the year ended December 31, 2021, the Company recorded an aggregate amount of $66 as financial expenses related to its factoring arrangements.

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

Severance expenses for the years ended December 31, 2021, 2020 and 2019 were $2,895, $2,250 and $1,808 respectively.

y.	Fair value of financial instruments:

The Company applies ASC No. 820 Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC No. 820 establishes a hierarchy for inputs used in measuring fair value that maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

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

Basic earnings No. 260, “Earnings Per Share” is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with the relevant ASC.

The total number of shares related to the outstanding options and RSU’s excluded from the calculation of diluted earnings per share due to their anti-dilutive effect was 5,005, 20,443 and 536,359 for the years ended December 31, 2021, 2020 and 2019, respectively.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

bb.	New accounting pronouncement, not yet adopted

In November 2021, the FASB issued ASU 2021-10, ASC Topic 832 “Disclosures by Business Entities about Government Assistance”. That standard requires the following annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy: (1) Information about the nature of the transactions and the related accounting policy used to account for the transactions (2) The line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item, and (3) Significant terms and conditions of the transactions, including commitments and contingencies. The standard will become effective for fiscal years beginning after December 15, 2021. The Company does not expect this ASU to have a material effect, if any, on its consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, ASC Topic 805 “Business Combinations”. This standard creates an exception to the general recognition and measurement principle for contract assets and contract liabilities from contracts with customers acquired in a business combination. Under this exception, an acquirer applies ASC 606, Revenue from Contracts with Customers, to recognize and measure contract assets and contract liabilities on the acquisition date. ASC 805 generally requires the acquirer in a business combination to recognize and measure the assets it acquires and the liabilities it assumes at fair value on the acquisition date. The standard will become effective for fiscal years beginning after December 15, 2022. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITIONS

a.	Hirsch:

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

The main reasons for this acquisition were to improve connectivity with customers by expanding its leadership position in the digital textile market as well as providing direct access to a large number of traditional screen-printing customers.

Purchase price allocation:

Under business combination accounting principles, the total purchase price was allocated to Hirsch’s net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

The purchase price allocation for the acquisition was determined as follows:

	Fair value	Amortization period (years)
Tangible assets
Inventory	$3,353

Intangible assets:
Customer relationships *)	890	5.9
Goodwill	471	Infinite

Total purchase price	$4,715

(*)	Customer relationships represent the underlying relationships and agreements with Hirsch’s installed customer base and are amortized over the useful life of the agreements using the accelerated method.

In performing the purchase price allocation, the Company considered, among other factors, analysis of historical financial performance, the best use of the acquired assets and estimates of future performance of Hirsch’s installed base. In its allocation, applying the market participant approach, the Company determined the fair value of the acquired inventory based on estimated selling price adjusted for cost of selling efforts and a reasonable profit allowance and the acquired customer relationships based on their future expected cash flows.

Pro forma results of operations related to this acquisition have not been prepared because the acquisition is not material to the Company’s consolidated statements of operations.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITIONS (Cont.)

b.	Custom Gateway:

On August 7, 2020, the Company, through its wholly owned subsidiary Kornit Digital United Kingdom, acquired all the outstanding shares of Custom Gateway, a leading global provider of cloud-based software workflow solutions for both B2B and B2C business models. Under the related acquisition agreement, the total consideration was $16,884. In addition, the Company incurred acquisition-related costs in a total amount of $648. Acquisition-related costs included legal, accounting, consulting fees and other external costs related to the acquisition.

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

The Company believes this acquisition will strategically accelerate its broad-scale development effort and strengthen its value proposition for brands, retailers and fulfillers in the area of digital transformation. The Company expects the combination of the Custom Gateway software workflow portfolio with its existing and future technologies to bring to the market an end-to-end solution for on-demand production.

The purchase price allocation for the acquisition has been determined as follows:

	Fair value	Amortization period (years)
Tangible assets (liabilities):
Cash	$1,349
Account receivables and other receivables	761
Property and equipment	53
Trade payables and other payables	(1,054)
Deferred tax liabilities, net	(952)

Intangible assets:
Technology	5,116	8
Non-competition	709	3
Goodwill	10,902	Infinite

Total purchase price	$16,884

Pro forma results of operations related to this acquisition have not been prepared because the acquisition is not material to the Company’s consolidated statements of operations.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITIONS (Cont.)

c.	Voxel8 Inc.

On August 10, 2021, the Company consummated the acquisition, pursuant to an asset purchase agreement, of certain assets of Voxel8 Inc., an advanced additive manufacturing technology for textiles, which allows for digital fabrication of functional features with zonal control of material properties, in addition to utilizing high-performance elastomers adhering to inkjet technology. Under the agreement, the Company purchased the associated assets for a total consideration of $14,991 in cash.

In addition, the Company incurred acquisition-related costs in a total amount of $212. Acquisition-related costs included legal, accounting, consulting fees and other external costs related to the acquisition. These transaction costs were included in general and administrative expenses in the consolidated statements of operations.

The main reasons for this acquisition were to strengthen the Company’s ability to explore potential existing and new lucrative markets such as functional apparel and footwear, as well as to be able to offer versatility of decorative capabilities enabling the production of various functional applications on textile substrates.

The Voxel8 acquisition was accounted for as a business combination in accordance with ASC 805 “Business Combinations”. Under business combination accounting principles, the total purchase price was allocated to Voxel8’s net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill which is deductible for tax purposes,

The following table summarizes the purchase price allocation for Voxel8 Acquisition:

	Fair value	Amortization period (years)

Tangible assets, net	$1,448

Intangible assets:
Technology - materials	1,795	6.5
Technology - systems	1,767	8.5
License	1,000	8.5
Goodwill	8,981	Infinite

Total purchase price	$14,991

Pro forma results of operations related to this acquisition have not been prepared because the acquisition is not material to the Company’s consolidated statements of operations.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS

The following is a summary of marketable securities held as of December 31, 2021 and 2020:

	December 31, 2021
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Matures within one year:
Corporate debentures	$25,430	$170	$-	$25,600
Government debentures	2,507	9	-	2,516

	27,937	179	-	28,116
Matures after one year through four years:
Corporate debentures	140,364	435	(1,090)	139,709
Government debentures	9,648	11	(99)	9,560

	150,012	446	(1,189)	149,269

Total	$177,949	$625	$(1,189)	$177,385

	December 31, 2020
	Amortized Cost	Gross unrealized gain	Gross unrealized loss	Fair value
Matures within one year:
Corporate debentures	$13,106	$210	$-	$13,316
Government debentures	402	-	-	402

	13,508	210	-	13,718
Matures after one year through four years:
Corporate debentures	63,611	1,815	(3)	65,423
Government debentures	6,145	79	(11)	6,213

	69,756	1,894	(14)	71,636

Total	$83,264	$2,104	$(14)	$85,354

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values, were as follows as of December 31, 2021 and 2020:

	December 31, 2021
	Less than 12 months		More than 12 months		Total
	Fair Value	Unrealized Losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$114,199	$(1,075)	$1,063	$(15)	$115,262	$(1,090)
Government debentures	6,524	(91)	2,253	(8)	9,047	(99)

Total	$120,723	$(1,166)	$3,586	$(23)	$124,309	$(1,189)

	December 31, 2020
	Less than 12 months		More than 12 months		Total
	Fair value	Unrealized Losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$3,821	$(3)	$-	$-	$3,821	$(3)
Government debentures	3,002	(11)	-	-	3,002	(11)

Total	$6,823	$(14)	$-	$-	$6,823	$(14)

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

The table below sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2021 and 2020 by level within the fair value hierarchy.

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$177,385	$-	$177,385
Foreign currency derivative contracts	-	317	-	317

Total financial assets	$-	$177,702	$-	$177,702

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$85,354	$-	$85,354

Total financial assets	$-	$85,354	$-	$85,354

NOTE 5:-	INVENTORIES

	December 31,
	2021	2020

Raw materials and components	$29,857	$18,026
Finished products (*)	33,159	34,461

	$63,017	$52,487

(*)	Includes amounts of $654 and $10,628 as of December 31, 2021 and 2020, respectively, with respect to inventory delivered to customers for which revenue was not yet recognized.

NOTE 6:-	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2021	2020
Cost:

Computer and peripheral equipment	$8,092	$4,720
Office furniture and equipment	3,268	2,233
Machinery and equipment	28,474	*20,301
Leasehold improvements	16,061	8,627
Building and land	12,744	*12,315

	68,639	48,196

Accumulated depreciation	(23,593)	(18,941)

Property, plant and equipment, net	$45,046	$29,255

* Reclassified

Depreciation expenses for the years ended December 31, 2021, 2020 and 2019 were $5,252, $3,492, and $3,611, respectively.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	PROPERTY, PLANT AND EQUIPMENT, NET (Cont.)

During the years ended December 31, 2021, 2020 and 2019, the Company recorded a reduction of $600, $1,621 and $868, respectively to the cost and accumulated depreciation of fully depreciated equipment that is no longer used.

NOTE 7:-	INTANGIBLE ASSETS, NET

a.	Intangible assets are comprised of the following:

	December 31,
	2021	2020
Original amount:
Acquired technology	$10,244	$6,682
License	1,000	-
Customer relationships	3,504	3,504
Non-competition agreement	974	974
Software development costs	1,320	1,320
Distribution rights	380	250

	$17,422	$12,730
Accumulated amortization:
Acquired technology	2,355	1,424
License	46	-
Customer relationships	3,268	3,071
Non-competition agreement	596	360
Software development costs	844	404
Distribution rights	250	250

	7,359	5,509

Intangible assets, net	$10,063	$7,221

Amortization expenses for the years ended December 31, 2021, 2020 and 2019 were $1,850, $1,219 and $856, respectively.

b.	Amortization expenses for future the years is as shown below:

Years Ending December 31,	Amount

2022	$2,130
2023	1,599
2024	1,399
2025	1,246
2026	1,376
2027 and thereafter	2,313

$10,063

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2021	2020

Government authorities	$3,221	$902
Warranty provision	3,640	1,419
Provision for returns	2,178	1,759
Professional services	1,411	774
Accrued expenses	6,838	6,759

	$17,288	$11,613

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

As of December 31, 2021, the Company had a line of credit with an Israeli bank for total borrowings of up to $1.1 million, all of which was undrawn as of December 31, 2021. This line of credit is unsecured and available subject to (i) the Company’s maintenance of a 30% ratio of total tangible shareholders’ equity to total tangible assets, and (ii) the total credit use being less than 70% of the Company’s and its subsidiaries’ receivables. Interest rates across this credit line varied from 0.3% to 2.3% as of December 31, 2021.

b.	Purchase commitments:

As of December 31, 2021, the Company had $63,561 of purchase commitments for goods and services from vendors. These commitments are due primarily within one year.

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

Royalties expenses for each of the years ended December 31, 2021, 2020 and 2019 were $625.

e.	Guarantees:

As of December 31, 2021, the Company provided five bank guarantees in a total amount of $1,907 primarily for its rented facilities.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY

a.	Company’s shares:

1.	Ordinary shares:

Any ordinary share confers equal rights to dividends and bonus shares, and to participate in the distribution of surplus assets upon liquidation in proportion to the par value of each share regardless of any premium paid thereon, all subject to the provisions of the Company’s articles of association. Each ordinary share confers its holder the right to participate the general meetings of the shareholders of the Company, with one vote on any matter presented to the shareholders.

2.	On June 18, 2019, the Company closed a follow- on offering in which 4,991,000 ordinary shares were issued and sold to the public. The aggregate net proceeds received by the Company from the offering were $129,710, net of underwriting discounts, commissions and offering expenses.

3.	On September 16, 2020, the Company closed a follow - on offering that had a secondary component. In the offering, the Company issued and sold to the public 2,999,999 ordinary shares for aggregate net proceeds of $161,981, net of underwriting discounts, commissions and offering expenses. In addition, in the secondary component of the offering, 1,689,942 ordinary shares that were issued pursuant to the exercise of warrants were sold by the Company’s global customer. The Company did not receive any of the proceeds from the sale of these additional ordinary shares.

4.	On November 19, 2021, the Company closed a follow - on offering that had a secondary component. In the offering, the Company issued and sold to the public 2,336,892 ordinary shares for aggregate net proceeds of $339,760. In addition, in the secondary component of the offering, 705,953 ordinary shares that were issued pursuant to the exercise of warrants were sold by the Company’s global customer. The Company did not receive any of the proceeds from the sale of these additional ordinary shares.

b.	Share option and RSU’s plans:

The Company’s Board of Directors has approved equity incentive plans pursuant to which the Company is authorized to issue to employees, directors and officers of the Company and its subsidiaries (the “optionees”) options to purchase ordinary shares of the company, at an exercise price equal to at least the fair market value of the ordinary shares at the date of grant. The terms of option grants generally provide that 25% of total options are exercisable one year after the grant or vesting start date determined for each optionee and a further 6.25% is exercisable at the end of each subsequent three-month period over the following 3 years. Options are exercisable for up to 10 years from the grant date. Options that are cancelled or forfeited before expiration become available for future grants.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

Under the company equity incentive plans, beginning in 2017, the Company grants RSU’s, including performance based RSUs. The RSU’s generally vest over a period of four years of employment and performance based RSU’s also vest based on performance targets. RSU’s that are cancelled or forfeited become available for future grants.

During December 2021, the Company’s board of directors approved an increase of 1,488,107 as to the number of ordinary shares reserved for issuance under the Company’s equity incentive plans. As of December 31, 2021, an aggregate of 5,587,786 ordinary shares were available for future grants under those plans.

c.	A summary of the Company’s share option activity and related information is as follows:

	Number of shares upon exercise	Weighted average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	686,456	$18.66	6.87	$48,375
Granted	5,005	125.25	-	-
Exercised	(254,308)	19.12	-	27,181
Forfeited	(23,978)	17.49	-	-

Outstanding at end of year	413,175	$19.58	5.79	$54,815

Exercisable at end of year	291,953	$15.46	5.16	$39,936

As of December 31, 2021, the Company had $1,685 of unrecognized compensation expense related to non-vested share options expected to be recognized over a weighted average period of 1.82 years.

The weighted average fair value of options granted during the years ended December 31, 2021, 2020 and 2019 was $64.93, $31.55 and $14.51 per share, respectively. The total intrinsic value of options exercised during the years ended December 31, 2021, 2020 and 2019 was $27,181, $12,698 and $6,742, respectively.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

d.	A summary of the Company’s RSU’s activity is as follows:

Number of RSUs

Unvested at beginning of year	834,321
Granted	274,800
Vested	(334,016)
Forfeited	(90,439)

Unvested at the end of the year	684,666

The weighted average fair value at grant date of RSU’s granted for the years ended December 31, 2021, 2020 and 2019 was $115.65, $40.93 and $28.50, respectively. The total fair value of RSU’s vested during the year ended December 31, 2021, was $10,608.

The weighted average fair value of shares vested (upon settlement of RSUs) during the years 2021, 2020 and 2019 was $31.63, $24.52 and $19.53, respectively

As of December 31, 2021, the Company had $39,465 of unrecognized compensation expenses related to RSU’s, expected to be recognized over a weighted average period of 2.77 years.

f.	The following table sets forth the total share-based compensation expense included in the consolidated statements of operations for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019

Cost of products	$1,355	$1,056	$632
Cost of services	1,105	771	520
Research and development, net	2,685	1,712	1,294
Sales and marketing	5,004	2,893	1,689
General and administrative	4,984	3,604	2,479

Total share-based compensation expense	$15,133	$10,036	$6,614

On January 10, 2017, the Company signed a master purchase agreement with Amazon Inc. under which 2,932,176 warrants to purchase ordinary shares of the Company at an exercise price of $13.04 were issued to Amazon as a customer incentive. The warrants are subject to vesting as a function of payments for purchased products and services of up to $150 million over a five years period beginning on May 1, 2016, with the shares vesting incrementally each time Amazon makes a payment totaling $5 million to the Company. On September 16, 2020 Amazon Inc. exercised 2,162,463 warrants via cashless exercise and sold all 1,689,942 shares received upon that exercise. On November 19, 2021 Amazon Inc. exercised 769,713 warrants via cashless exercise and sold all 705,701 shares received upon that exercise. As of December 31, 2021, all of the warrants under that original master purchase agreement had been exercised.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

a.	On September 14, 2020, the Company signed an amendment to the master purchase agreement with Amazon Inc. under which an additional 3,401,028 warrants to purchase ordinary shares of the Company at an exercise price of $59.26 were issued to Amazon as a customer incentive. The warrants are subject to vesting as a function of payments for purchased products and services of up to $400 million over a five year period beginning on January 2021, with the shares vesting incrementally each time Amazon makes a payment totaling $5 million to the Company. As of December 31, 2021, 660,773 warrants were exercisable under the amendment to the master purchase agreement.

The fair value of the warrants was measured on the grant date using the Monte Carlo simulation with assumptions of risk-free rate of 0.4%, volatility rate of 52%, dividend yield of 0% and expected term of 5.32 years.

The Company recognized a reduction to revenues of $25,423, $5,366 and $5,094 during the years ended December 31, 2021, 2020 and 2019, respectively in respect of the warrants granted to Amazon. The total unrecognized amount to be recognized as a reduction in revenues related to the warrants granted to Amazon amounted to $83,675 as of December 31, 2021.

NOTE 11:-	EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted earnings (losses) per share:

	Year ended December 31,
	2021	2020	2019
Numerator for basic and diluted earnings (losses) per share:

Net income (loss)	$15,527	$(4,783)	$10,167

Weighted average ordinary shares outstanding:

Denominator for basic earnings (losses) per share	47,079,358	42,286,275	38,079,394
Effect of dilutive securities:
Employee share options, RSUs, PSUs and Warrants	1,520,737	-	1,214,721

Denominator for diluted earnings (losses) per share	48,600,095	42,286,275	39,294,115

Basic earnings (losses) per share	$0.33	$(0.11)	$0.27

Diluted earnings (losses) per share	$0.32	$(0.11)	$0.26

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss), net of taxes, for the year ended December 31, 2021:

	Unrealized Gains (losses) on marketable securities	Unrealized Gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total

Beginning balance	$1,933	$-	$800	$2,733
Other comprehensive income before reclassifications	(2,423)	415		(2,008)
Amounts reclassified from accumulated other comprehensive income	(32)	(122)	-	(154)

Net current period other comprehensive income	(2,455)	293	-	(2,162)

Ending Balance	$(522)	$293	$800	$571

NOTE 13:-	LEASES

The Company’s leases include offices and warehouses for its facilities worldwide, as well as car leases, which are all classified as operating leases. Certain leases include renewal options that are subject to the Company’s sole discretion. The renewal options were included in the right of use (“ROU”) and liability calculation if it was reasonably certain that the Company will exercise the option.

The components of lease expense for the years ended December 31, 2021 and 2020 were as follows:

	Year ended December 31,
	2021	2020	2019

Operating lease	$5,085	$4,544	$3,857
Short-term lease	264	34	131

Total lease expense	$5,085	$4,578	$3,988

Cash paid for amounts included in the measurement of operating lease liabilities was $5,490, $4,635 and $3,910 during the years ended December 31, 2021 , 2020 and 2019 respectively.

The Company’s operating lease agreements have remaining lease terms ranging from one year to nine years, some of these agreements include allowances, for the Company to extend the leases for an additional terms, of up to five years.

As of December 31, 2021, the weighted average remaining lease term is approximately 7.7 years, and the weighted average discount rate is 2.7 percent. The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	LEASES (Cont.)

Maturities of operating lease liabilities as of December 31, 2021 were as follows:

2022	$5,704
2023	4,446
2024	4,015
2025	3,271
2026 and after	12,353

Total operating lease payments	$29,789

Less - imputed interest	2,831

Present value of lease liabilities	$26,958

As of December 31, 2021 the Company has an operating lease that has not yet commenced, with a lease obligation of approximately $ 4,071 for new offices. The operating lease will commence in 2022 with a lease term of nine years, including an option for a five year extension.

NOTE 14:-	TAXES ON INCOME

a.	Tax rates:

Taxable income of the Company and its Israeli subsidiary is subject to Israeli corporate tax at the rate of 23% 2021, 2020 and 2019.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

The Company’s production facilities in Israel have been granted “Beneficiary Enterprise” status under the Law. The Company and its Israeli subsidiary have been granted benefits under the “Alternative Benefit Track” under which the main benefits are a tax exemption for undistributed income and a reduced tax rate.

The Company and its Israeli subsidiary began to utilize such tax benefits in 2010. The entitlement to the above benefits was limited to the end of 2019, and was conditional upon the Company and its Israeli subsidiary fulfilling the conditions stipulated by the Law and related regulations. In the event of failure to comply with these conditions, the benefits may be partially or fully canceled and the Company or its Israeli subsidiary may be required to refund the amount of the benefits, in whole or in part, plus a consumer price index linkage adjustment and interest.

In the event of distribution of any dividends, the amount distributed which is allocated to the above mentioned tax exempt income, on a prorate basis, will be subject to the same reduced corporate tax rate that would have been applied to the Beneficiary Enterprise’s income.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

In addition, tax-exempt income attributed to the Beneficiary Enterprise will subject the Company to taxes upon distribution in any manner including complete liquidation.

The Company does not intend to distribute any amounts of its undistributed tax-exempt income as a dividend. The Company and its board of directors intend to reinvest its tax-exempt income and not to distribute such income as a dividend in the foreseeable future. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Beneficiary Enterprise programs as the undistributed tax-exempt income is essentially permanently designated for reinvestment.

As of December 31, 2021, tax-exempt income of $146,398 is attributable to the Company’s and its Israeli subsidiary’s various Beneficiary Enterprise programs. If such tax-exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and $36,599 of additional taxes would be incurred as of December 31, 2021.

The Company’s Israeli subsidiary elected to apply the Preferred Enterprise regime under the January 2011 amendment to the Law as of the 2013 tax year. The election is irrevocable. Under the Preferred Enterprise regime, a preferred income of an Enterprise located in the center of Israel is subject to the tax rate of 16%.

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

The Company and its Israeli subsidiary believe they meet the conditions for “Preferred Technological Enterprises”, and are subject to a tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Law. The tax rate for a Preferred Technological Enterprises located in development zone A is 7.5%.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

From time to time, the Israeli Government discusses reducing the benefits available to companies under the Law. The termination or substantial reduction of any of the benefits available under the Law could materially increase the Company’s tax liabilities.

Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:

Each of the Company and its Israeli subsidiary is an “Industrial Company” as defined by the Israeli Law for the Encouragement of Industry (Taxation), 1969, and, as such, is entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes. In addition, these Israeli companies are eligible to submit consolidated tax returns, allowing the offsetting of losses between the entities.

c.	Income taxes of non-Israeli subsidiaries:

The Company’s non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of formation.

Taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. The Company’s board of directors has determined that the Company does not currently intend to distribute any amounts of its undistributed earnings as a dividend. The Company intends to reinvest these earnings indefinitely in the foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed into Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2021 was $18,213. If these undistributed earnings are distributed, they would be taxed at the corporate tax rate applicable to such income, and $1,796 of additional taxes would be incurred as of December 31, 2021.

d.	Tax assessments:

The Company and its Israeli subsidiary received final tax assessments through 2019. The Company’s U.S and German subsidiaries received final tax assessments through 2014 and 2016, respectively, and the Company’s Hong Kong, UK and Japan subsidiaries have not received a final tax assessment since inception.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

e.	Carryforward losses for tax purposes:

Carryforward operating tax losses of the Company and its subsidiaries total approximately $57,025 as of December 31, 2021 and may be used indefinitely.

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s and its subsidiaries’ deferred tax liabilities and assets are as follows:

	December 31,
	2021	2020

Carryforward tax losses	$4,426	$1,688
Share-based compensation	934	695
Research and development expenses	2,666	1,933
Other temporary differences	2,320	1,840

Deferred tax assets	10,346	6,156

Deferred tax liability due to intangible assets	(1,007)	(1,060)

Deferred tax assets, net	$9,339	$5,096

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. As of each reporting date, management considers new evidence, both positive and negative, that could impact management’s view with regards to the future realization of deferred tax assets for each jurisdiction.

Income (loss) before income taxes is comprised as follows:

	Year ended December 31,
	2021	2020	2019

Domestic	$10,334	$(6,926)	$7,343
Foreign	5,058	3,695	3,568

Income (loss) before income taxes	$15,392	$(3,231)	$10,911

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

g.	Taxes on income (tax benefits) are comprised as follows:.

	Year ended December 31,
	2021	2020	2019

Current taxes	$(550)	$210	$677
Deferred taxes	415	1,342	67

	$(135)	$1,552	$744

Domestic	$322	$1,360	$(337)
Foreign	(457)	192	1,081

	$(135)	$1,552	$744

	Year ended December 31,
	2021	2020	2019
Domestic taxes:

Current taxes	$(1,171)	$16	$(208)
Deferred taxes	1,493	1,344	(129)

	322	1,360	(337)

Foreign taxes:

Current taxes	621	194	885
Deferred taxes	(1,078)	(2)	196

	(457)	192	1,081

Taxes on income	$(135)	$1,552	$744

h.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	December 31,
	2021	2020

Beginning of year	$4,357	$3,039
Additions related to tax positions taken during current year	613
Additions related to tax positions taken during prior years	-	1,318
Reduction related to settlements of tax matters	(1,286)	-
Reductions for tax positions of prior years	(2,650)

Balance at December 31(*)	$1,034	$4,357

(*) As of December 31, 2021, and 2020 unrecognized tax benefit in an amount of $788 and $4,357, respectively, was presented as a reduction from deferred taxes.

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

i.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2021	2020	2019

Income (loss) before taxes, as reported in the consolidated statements of operations	$15,392	$(3,231)	$10,911

Theoretical tax expense (benefit) at the Israeli statutory tax rate	3,540	(741)	2,510
Tax adjustment in respect of different tax rate of foreign subsidiaries	309	(94)	151
Non-deductible expenses and other permanent differences	(1,808)	(278)	77
Stock based compensation	355	1,485	1,247
Beneficiary enterprise benefits (*)	(560)	(68)	(3,935)
Increase (decrease) in other uncertain tax positions	(2,037)	1,318	713
Other	66	(70)	(19)

Actual tax expense (benefit)	$(135)	$1,552	$744

(*) Basic and diluted earnings per share amounts of the benefit resulting from the “Beneficiary Enterprise” status	0.01	0.00	0.10

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company operates in one reportable segment (see note 1 for a brief description of the Company’s business). Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker, who is the chief executive officer, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis.

The following table presents long-lived assets by geographic region as of December 31, 2021 and 2020:

	December 31,
	2021	2020

U.S	$6,433	$2,835
Israel	61,339	45,835
EMEA	1,787	1,142
Asia Pacific	642	496

	$70,201	$51,008

Major customers’ data as a percentage of total revenues:

The following table sets forth the customers that accounted for 10% or more of the Company’s total revenues in each of the years set forth below:

	Year ended December 31,
	2021	2020	2019

Customer A	27%	11%	12%
Customer B	12%	11%	6%

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	SELECTED STATEMENTS OF OPERATIONS DATA

Financial income, net:

	Year ended December 31,
	2021	2020	2019
Financial income:

Interest on bank deposits and other	$2,129	$2,238	$2,535
Realized gain on sale of marketable securities, net	32	503	271
Interest on marketable securities	3,243	2,870	1,975
Amortization of premium and accretion of discount on marketable securities, net	-	-	112

	5,404	5,611	4,893
Financial expenses:

Bank charges	(286)	(357)	(405)
Exchange rate differences, net	(1,240)	(1,361)	(1,175)
Amortization of premium and accretion of discount on marketable securities, net	(1,279)	(395)	-

	(2,805)	(2,113)	(1,580)

Total financial income, net:	$2,599	$3,498	$3,313

NOTE 17:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

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

Fritz is a logistics company which is owned, in part, by the Chairman of the Board since March 2018. The Company has an ongoing logistic contract with Fritz. During the years ended December 31, 2021, 2020 and 2019 logistic service fees amounted to $5,369, $4,096 and $3,762, respectively. As of December 31, 2021 and 2020, the Company had trade payables balances due to this related party in amounts of $1,178 and $1,546, respectively.

2.	Accord Insurance Agency Ltd. (“Accord”)

The Company maintains a business relationship with Accord Insurance Agency Ltd., or Accord, a company which is an insurance agency that is owned in part and controlled by the Company’s Chairman of the Board. Accord is the Company’s insurance agent for most of its insurance policies. During the years ended December 31, 2021, 2020 and 2019, the total fees paid to Accord under the policies amounted to $423, $838 and $843, respectively.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

3.	Priority Software Ltd. (“Priority”)

Priority is the Company’s ERP solution provider, which is owned, in part by a few of the Company’s Board members. During the years ended December 31, 2021, 2020 and 2019 maintenances fees and additional licenses acquired amounted to $221, $100 and $109, respectively. As of December 31, 2021 and 2020, the Company had trade payables balances due to this related party in amounts of $0 and $65, respectively.

4.	Tritone Technologies Ltd. (“Tritone”)

On September 13, 2021 the Company entered into a sublease agreement with Tritone Technologies Ltd., whose CEO is Mr. Ofer Ben Zur, a director of the Company, and one of whose shareholders is an equity fund controlled by the Chairman of the Board, for the sublease of 192 square meters in Rosh Ha’Ayin. The term of the related lease is 24 months until September 12, 2022, with an option to extend the term by additional 12 months. The rent under the sublease is $2 per month, in addition to the rent for the related lease that is covered by the sublessee. The sublease agreement is carried out on a “back-to-back” basis, as the Company pays over the rent that it receives directly to its landlord. As of December 31, 2021, and 2020, the Company had trade receivables balances due from this related party in amounts of $5 and $3 respectively.

5.	Magalcom Ltd. (“Magalcom”)

The Company entered into a transaction with Magalcom which is owned, in part and controlled, by the Company’s Chairman of the Board, for the replacement of communication equipment in the Company’s conference rooms. Total consideration to be paid to Magalcom pursuant to this transaction is approximately $650. During the year ended December 31, 2021, service fees under the transaction amounted to $777. As of December 31, 2021 and 2020, the Company had a trade payables balances due to this related party in amounts of $282 and $9, respectively.

NOTE 18:-	SUBSEQUENT EVENT

In January 2022, the Company announced that it has entered into a definitive agreement to acquire Lichtenau, Germany-based Tesoma. Tesoma is recognized for its high-quality engineering and the performance of its textile curing solutions. The acquisition is expected to be completed on or before April 1, 2022, following the satisfactory completion of business transition and integration plans.

- - - - - - - - - - - - - - - - - - - -