Form 20-F
period 2022-12-31
Kornit Digital Ltd.
filed 2023-03-30
CIK 1625791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Lauri Hanover, Chief Financial Officer

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

49,952,942 ordinary shares, par value NIS 0.01 per share, as of December 31, 2022

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

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we expect, project, believe, anticipate, intend or project will or may occur in the future. The statements that we make regarding the following matters are forward-looking by their nature:

●	our plans to develop, introduce and sell new or improved products and product enhancements, including specifically our Atlas Max Poly, Presto Max, Atlas and Presto Upgrade products;

●	our expectations regarding the expansion of our serviceable addressable market;

●	our expectations regarding our future gross margins and operating expenses;

●	our expectations regarding our growth and overall profitability;

●	our expectations concerning sales to, and revenues to be generated from, significant customers, including Amazon;

●	our expectations regarding the further duration of the headwinds being caused by macro-economic factors including rising inflation and interest rates, in addition to continued global supply problems, and their impact on our revenues, profitability and cash flows;

●	our expectations regarding the impact of variability on our future revenues;

●	our expectations regarding drivers of our future growth, including anticipated sales growth, penetration of new markets, and expansion of our customer base;

●	our plans to continue our expansion into new product markets;

●	our plans regarding our distribution strategy for our products;

●	our goals with respect to the environmental impact of our operations and products;

●	our expectations concerning competition;

●	our expectations regarding the success of our new products and systems;

●	the expected impact of new accounting pronouncements on our results of operations;

●	the impact of government laws and regulations;

●	our expectations regarding our anticipated cash requirements for the next 12 months;

●	our plans to expand our international operations;

●	our plans to file and procure additional patents relating to our intellectual property rights and the adequate protection of these rights;

●	our plans to pursue strategic acquisitions or invest in complementary companies, products or technologies and our expectations as to the success of those acquisitions and investments; and

●	our expectations concerning our access to financing to support the expansion of our operations;

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

Summary of Risks Related to Our Business and Our Industry

●	Our success is dependent on adoption of digital textile printing in place of existing methods of printing.

●	We are dependent on our ability to timely introduce new products that are accepted by the market and increase our market share.

●	We face increased competition from a wide variety of market participants.

●	Our significant reliance on a small number of significant customers, including Amazon.

●	Our significant reliance on suppliers, including single-source suppliers, coupled with global supply chain delays, and our reliance on third-party manufacturers.

●	Overcapacity for our customers’ use of our systems or for our use of our new ink manufacturing facility could reduce our operating margins.

●

Headwinds caused by macro-economic factors including rising inflation and interest rates, in addition to continued global supply problems, and their impact on our revenues, profitability and cash flows.

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

Our ability to develop innovative new systems and products is important to our business strategy and competitive position. Difficulties or delays in research, development, production or commercialization of new systems and products could adversely impact our sales and competitive position. Over the course of 2022, we introduced the Kornit Atlas MAX Poly system – an industry-first direct-to-garment (DTG) solution for vibrant, colorful design on polyester and poly-blended apparel. We cannot ensure that the significant investments that we have made in distribution, sales and customer service teams to launch this and other systems or platforms will enable us to successfully market, sell and distribute them as planned. Market acceptance of our systems and related products will depend on, among other things, the systems demonstrating a real advantage over existing systems, the success of our sales and marketing teams in creating awareness of the systems, the sales price and the return on investment of the systems relative to alternative systems, customer recognition of the value of our technology, the effectiveness of our marketing campaigns, and the general willingness of potential customers to try new technologies. If we fail to develop and launch new systems and products, experience cost overruns in connection with such development, or the market does not accept our new systems and products, our business, results of operations and financial condition would be adversely affected. Even if we are successful in selling our new systems which provide greater efficiency and lower cost per print, sales of ink and other consumables per system may decrease, which may adversely affect our results of operations, including gross margin and overall profitability.

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

Given the sensitivity of our systems and, in particular, print heads to lower quality ink, which may cause our print heads to clog or otherwise malfunction, our systems are setup to operate at the highest throughput level only when using our original ink and other consumables in order to protect them from damage. In addition, since we are unable to control the impact of third-party inks, their use and the use of third-party spare parts might void the warranty that comes with our systems. We have also sought to protect the proprietary technology underlying our ink and other consumables through patents and other forms of intellectual property protections and include an RFID mechanism with our ink tanks. These steps that we have taken to ensure the smooth operation of our systems and our ability to fully invoke all our intellectual property rights may be challenged. Any reduction in our ability to market and sell our ink and other consumables and spare parts for use in our systems may adversely impact our future revenues and our overall profitability.

We face increased competition and if we do not compete successfully, our revenues and demand for our solutions could decline.

The principal competition for our digital printing systems comes from manufacturers of analog screen printing systems, textile printers and ink, such as M&R Printing Equipment, Inc., Machines Highest Mechatronic GmbH and S. Roque - Máquinas e Tecnologia Laser, S.A. Our principal competitor in the industrial digital direct-to-garment market is Aeoon Technologies GmbH. In 2020, we learned of an additional competitor in this market named 240 tech LLC/OvalJet. We also face some competition in the market from M&R, ROQ, Brother International Corporation, Seiko Epson Corporation, Ricoh Company Ltd. and a number of smaller competitors in scenarios where industrial level production capacity is attempted to be built by the use of multiple entry level systems. More recently, we’ve seen some adoption of commercial level direct-to-film printing methodologies, which is a sub-segment of traditional heat transfer. Our competitors in the Direct-to-Fabric (also known as R2R), or DTF, market include: Dover Corporation through its MS Printing Solutions S.r.l. subsidiary; Seiko Epson Corporation through its subsidiary, Fratelli Robustelli S.r.l; Durst Phototechnik AG; Electronics for Imaging, Inc. through its Reggiani Macchine SpA subsidiary; and a number of smaller competitors. The principal competition for our KornitX global fulfillment network (GFN) offering which enables on-demand production of textiles and other goods, comes from a variety of virtual marketplaces that are offering certain fulfillment services or applications, or purpose-built direct API connectivity to specific fulfillers. The principal competition for our KornitX production floor management workflow solutions come from homegrown IT solutions developed by existing and prospective customers, as well as a number of small software companies.

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

Our go-to-market strategy consists of a hybrid model of indirect and direct sales, depending on the specific territory into which we are selling. We continually evaluate that strategy in the geographies we serve in an effort to best serve our direct or indirect customers. When we shift towards a direct sales model in relevant territories, we may experience an initial disruption to our sales efforts in those jurisdictions as we transition from our previous sales structure. In addition, a shift to a direct sales model might result in a short-term impact on our results of operations, including due to the acquisition of inventory that requires a step up in basis and other such accounting impacts and costs associated with increased headcount and related expenses. Moreover, the implementation of a direct sales model might require significant management time and attention which might have an adverse impact on our business and results of operations during the transition period. We have been exposed to risks as a result of transitioning from an indirect sales model to a direct sales model in relevant territories, such as difficulties maintaining relationships with specific customers, hiring appropriately trained personnel, and ensuring compliance with local product registration requirements.

A significant portion of our sales is concentrated among a small number of customers, and our business would be adversely affected by a decline in sales to, or the loss of, those customers.

During the years ended December 31, 2022 and 2021, our ten largest customers accounted for approximately 51% and 57% of our revenues, respectively. During those same years, out of the foregoing group of largest customers, Amazon Corporate LLC, a subsidiary of Amazon.com, Inc., which we collectively refer to as Amazon, accounted for approximately 27%. Given the concentration of our revenues with these customers, the loss of either Amazon or another one of our significant customers, or variability in their order flows, could materially adversely affect our revenues or results of operations.

Macro-economic headwinds caused by inflation, rising interest rates and global supply problems have been adversely impacting our revenues, profitability and cash flows, and may continue to do so.

Our business depends on overall demand within the global printed fashion and textile industries, the economic health of our current and prospective clients and worldwide economic conditions. We market and sell our digital textile printing systems, consumables, and services primarily in the Americas, European, Middle East and Asia, and Asia Pacific regions. Adverse economic conditions in those markets, including due to rising inflation, increased interest rates, supply chain disruptions, decreased economic output and fluctuations in currency exchange rates, have been significantly reducing, and may continue to reduce, overall demand for our systems, consumables and services. These factors have also delayed or lengthened our sales cycles, and have inhibited our international expansion, and may also lead to longer collection cycles for payments due from our customers, as well as potentially result in an increase in customer bad debt. While the long-term implications of macroeconomic events on our business, results of operations and overall financial position remain uncertain, in the short term these headwinds are challenging our business. We have experienced a slower growth rate in new systems sales, consumables, and services, which has led to recent declines in our revenues, profitability and cash flows.

In addition to exerting the foregoing impact, macro-economic headwinds may amplify a number of risks for us, including, but not limited to, the following:

●	our ability to increase sales of new, enhanced systems to existing customers may be hindered due to more cautious purchasing and investment strategies by corporate customers, in addition to systems overcapacity in some customer sets;

●	reduced economic activity, which could lead to a prolonged recession, could negatively impact consumer discretionary spending on garments and apparel, which in turn could severely impact our business operations, financial condition, and liquidity;

●	our customer success efforts, our ability to enter into new markets and to acquire new customers may be impeded, in part due to potentially lower conversion rates and delays and lengthening of our sales cycles;

●	there may be an increase in our credit losses reserves as customers face economic hardship and collectability becomes more uncertain, including due the risk of bankruptcies;

●	our ability to retain, attract and recruit employees may be adversely impacted if our growth and profitability decrease;

●	our ability to complete acquisitions may be hampered if we need to seek financing for such acquisitions; and

●	our ability to raise capital may be negatively impacted.

The full impact of economic and other headwinds on our business and our future performance may also have the effect of heightening any of our other risk factors described in this annual report and is difficult to predict how long those headwinds will continue, As such, there is risk that any expectations for our business and guidance we provide to the market may be incorrect.

Our operating results are subject to seasonal variations, which could cause the price of our ordinary shares to decline.

Our business is seasonal. Either the third or fourth quarter have historically been our strongest quarter in terms of revenues, and the first quarter has been our weakest. This seasonality coincides with spending in anticipation of the holidays towards the end of the year, especially in the United States and Europe.

In addition, during the third and fourth quarters, when customer spending is at its highest levels, we enjoy a more favorable revenue mix, generating greater revenues from the sales of ink and other consumables than in the first quarter. Since sales of ink and other consumables generate higher gross margins than systems sales, gross margin in the third or fourth quarter tends to be higher than gross margin in the first quarter, when our customers typically reduce their system utilization rates significantly, and thereby purchase less ink and other consumables. This impact leads to a reduction in overall operating margins. As we continue to focus our sales efforts on a diverse set of customer accounts, and as we continue to invest in the growth of our business, the impact of this seasonal decline in revenues generated from sales of ink and other consumables has had and may continue to have a more pronounced impact on gross margins and operating margins.

Our quarterly results of operations have fluctuated in the past and may fluctuate in the future due to variability in our revenues.

Our revenues and other results of operations have fluctuated from quarter to quarter in the past and could continue to fluctuate in the future. Our revenues depend in part on the sale and delivery of our systems, and we cannot predict with certainty when sales transactions for our systems will close or when we will be able to recognize the revenues from such sales, which generally occurs upon delivery of our systems. Customers that we expect to purchase our systems may delay doing so due to timing of obtaining regulatory permits, site readiness, or a change in their priorities or business plans, including as a result of adverse general economic conditions that may disproportionately impact the ability of the small-mid size businesses that constitute a significant portion of our customer base to expend capital or access financing sources. Such conditions could also force us to reduce our prices or limit our ability to profit from economies of scale, which could harm our gross margins. As a result of these factors, we may fail to meet market expectations for any given quarter if sales that we expect for that quarter are delayed until subsequent quarters or canceled. The closing of one or more large transactions in a particular quarter may make it more difficult for us to meet market expectations in subsequent quarters, and our failure to close one or more large transactions in a particular quarter could adversely impact our revenues and margins for that quarter. In addition, we may experience slower growth in our gross margins as our new systems gain commercial acceptance. Our gross margins may also fluctuate based on the regions in which sales of these systems occur.

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

Furthermore, we base our current and future expense levels on our revenue forecasts and operating plans, and our costs are relatively fixed in the short term, due in part to extended supply and logistics lead times required for ordering certain components of our systems either directly by us or by our contracted manufacturers. Although we took decisive actions to reduce our cost structure in the course of 2022, we may nevertheless not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues during a particular future quarter, and even a relatively small decrease in revenues could disproportionately and adversely affect our financial results for that quarter. The variability and unpredictability of these and other factors could result in our failing to meet financial expectations for a given period.

Our contractual arrangements with Amazon, a significant customer, contain a number of material undertakings by us and other agreements the impact of which cannot be fully predicted in advance.

In January 2017, we entered into a master purchase agreement with an affiliate of Amazon.com, Inc. governing sales of our systems and ink and other consumables at agreed-upon prices that vary based on sales volumes. We also agreed to provide maintenance services and extended warranties to Amazon at agreed prices. The term of the agreement was five years beginning on May 1, 2016, and extends automatically for additional one-year periods unless terminated by Amazon. Under the agreement, we issued to an affiliate of Amazon warrants to purchase up to 2,932,176 of our ordinary shares, which vested based on payments made by Amazon in connection with the purchase of goods and services from us. Amazon exercised all of those original warrants on a cashless (net) exercise basis in connection with our September 2020 and November 2021 public offerings, resulting in the issuance to it, and its sale in those offerings, of 1,689,942 and 705,953 ordinary shares, respectively. In September 2020, we and Amazon entered into a new transaction agreement under which we issued to an affiliate of Amazon new warrants to acquire up to 3,401,028 of our ordinary shares at a purchase price of $59.26 per share. Those new warrants vest over a five-year period starting in January 2021 based on payments made by Amazon in connection with the purchase of goods and services from us.

Our contractual agreements with Amazon contain a number of material undertakings and other arrangements:

●	Our revenues are presented net of the relative value of the warrants in each particular period related to the revenues recognized. The warrants are reported as a reduction of revenue in the Company’s income statement when related revenues are recognized. Up until December 31, 2018, the value of the warrants was determined as the fair value at the time revenues were recognized, and that value was remeasured on each financial reporting date until total revenues of $5 million were recognized. Following our adoption of ASU 2018-07 on January 1, 2019 and our early adoption of ASU 2019-08 on the same date, effectively, from January 1, 2019 (the adoption date), the value of the current warrants is determined as their fair value as of the adoption date and for the new warrants - their fair value as at the grant date of September 14, 2020.

●	We have agreed to provide a rebate to Amazon based on the number of systems and amount of ink and other consumables Amazon orders in a given 12-month period. The timing and scale of any such rebate may be difficult to predict and may cause fluctuations in our quarterly revenues, gross profit and operating profit.

●	We are required to notify Amazon 12 months in advance if we intend to stop supporting one of the products or services that we supply to Amazon and to continue to manufacture the product or provide such service during such 12-month period. Subject to certain exceptions, we are required to continue to supply ink in such quantities as Amazon requires for at least 36 months after the earlier of (1) the end of the term of the master purchase agreement or (2) 18 months following the purchase of the last product sold pursuant to the agreement.

●	We are required to deliver our products and services to Amazon and to comply with a service level agreement. If we fail to meet the requirements under such service level agreement, Amazon will receive credits against its cost for those delayed products or services.

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

●	The print heads for our systems are supplied by a sole supplier, FujiFilm Dimatix, Inc., or FDMX. We entered into an agreement with FDMX in 2015, pursuant to which FDMX sells us certain off-the-shelf print heads and additional products, all of which FDMX regularly sells to providers of inkjet systems. Under the agreement, as last amended on June 20, 2022, the initial term of the agreement will expire on December 31, 2025, and the agreement will automatically renew for an additional two-year period, unless either party notifies the other party at least 90 days prior to expiration of the initial term that it does not want such a renewal. The agreement provides that FDMX may increase the prices of the products that we purchase from it upon 180-days’ prior notice at any time, subject to certain conditions. The agreement further provides that FDMX may, at its option, discontinue products supplied under the agreement, provided that we are given one-year notice of the planned discontinuance and are provided with an end-of-sale purchase program.

●

A chemical used in some of our inks is supplied by B.G. (Israel) Technologies Ltd., or BG Bond, a subsidiary of Ashtrom Ltd., a large public Israeli industrial company. The chemicals were previously supplied under a definitive agreement which has expired, and currently we purchase these chemicals on a purchase order basis. For some of our inks, another chemical is supplied by an affiliate of The Dow Chemical Company, a multinational producer of chemicals and other compounds. We currently purchase these chemicals on a purchase order basis

●	Dispersing agents used in some of our inks are supplied by BASF SE, which to our knowledge is the only source of supply of those agents. We purchase these dispersing agents from BASF on a purchase order basis. We maintain safety stock of these chemicals in an amount which will allow us to continue our manufacturing for several fiscal quarters in case of discontinuation.

●	Several raw materials and pigments used in some of our inks are supplied by Heubach Group. We currently purchase these raw materials and pigments on a purchase order basis. We maintain safety stock of these raw materials and pigments in an amount which will allow us to continue our manufacturing for several fiscal quarters in case of discontinuation. We are currently in the process of entering into a long-term supply agreement with Heubach Group.

●	Certain parts of the control system of our systems are supplied by a sole supplier, Yaskawa Europe Technology Ltd., an affiliate of Yaskawa Electric Corporation, or Yaskawa. Our turnkey suppliers (Flex and Sanmina- SCI Israel Medical Systems Ltd.), which assemble the control system on our behalf, purchase those control system parts from Yaskawa. We also purchase additional, spare control system parts from Yaskawa for our service department on a purchase order basis. Yaskawa maintains additional inventory of these control system parts as safety stock for our benefit, based on our requirements.

●	Some of our printing systems are compatible with a dryer that we purchase from Adelco Screen Process, or Adelco, which fulfills most of the demand for that dryer. The dryer is supplied under an April 2019 agreement that we entered into with Adelco.

The loss of any of these suppliers, or of a supplier for which there are limited other sources, could result in the delay of the manufacture and delivery of our systems or inks and other consumables. For instance, FDMX has from time to time indicated that it may discontinue manufacturing the print head that we currently source from it and use in our systems, although it has never provided notice that it is actually doing so. In the event FDMX discontinues manufacturing the print head, we would be required to qualify a new print head for our systems (based only on whatever knowledge we have gained from qualifying print heads in the past). In order to minimize the risk of any impact from a disruption or discontinuation in the supply of print heads, raw materials or other components from limited source suppliers, we maintain an additional inventory of such components, in addition to the end-of-life purchase program that would be available to us if the products we purchase from FDMX were discontinued. Nevertheless, such inventory may not be sufficient to enable us to continue supplying our products for a longer period, should we need to locate and qualify a new supplier.

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

The recent constraints in global supply chains, which began in 2020 as a by-product of the COVID-19 pandemic, and which may be exacerbated by Russia’s invasion of Ukraine in February 2022, enhance the risk that we will not have access to the materials provided by our suppliers. While we have implemented the following upgrades to our modes of supply, in order to ensure availability of our products to our customers at all times, there is no guarantee that these measures will continue to work adequately well:

●	Providing our contract manufacturers with advanced manufacturing forecasts for extended periods.

●	Minimizing as much as possible the number of our single sole source suppliers.

●	We are making concurrent efforts to engineer components internally where feasible.

Overcapacity in the global printed fashion and textile industries could cause our customers to underutilize existing printing systems that they have purchased from us and to reduce their orders of new systems. That could similarly cause us to underutilize our new ink manufacturing facility. Such a trend could reduce our operating margins and have a material adverse effect on our financial performance.

It is sometimes difficult to predict future demand for printing in the global printed fashion and textile industries in which we operate, which makes it challenging for our customers to estimate future requirements for production capacity and avoid periods of overcapacity. Fluctuations in the growth rate of our customers’ businesses relative to the growth rate in demand for our printing systems also can lead to overcapacity for our customers and contribute to cyclicality in the market for our systems.

Capacity expansion projects have long lead times and require capital commitments based on forecasted product trends and demand well in advance of production orders from customers. In recent years, we have made significant capital investments to expand our systems and materials capacity to address forecasted future demand patterns, including our investment in our new ink manufacturing facility in Kiryat Gat. These capacity additions may exceed the near-term demand requirements for our products, including both systems and consumables, leading to overcapacity situations and underutilization of our manufacturing facilities.

As many of our manufacturing costs are fixed, these costs cannot be reduced in proportion to the reduced revenues experienced during periods of underutilization. Underutilization of our manufacturing facilities can adversely affect our gross margin and other operating results. If demand for our products experiences a prolonged decrease, we may be required to close or idle facilities and write down our long-lived assets or shorten the useful lives of underutilized assets and accelerate depreciation, which would increase our expenses.

Our new Kiryat Gat ink manufacturing facility was constructed on lands leased by us from the Israel Lands Administration, or ILA, under a long term (49 years) lease agreement. If we are unable to continue to lease such lands, we would be unable to use the facility and our results of operations and future prospects will suffer as a result.

In November 2018, we entered into a development agreement, which we refer to as the Development Agreement, with the ILA for the construction of our new, modern, ink manufacturing facility in Kiryat Gat on lands leased from the ILA. Construction was concluded at the end of 2021, and we officially opened the facility on January 26, 2022. Following the completion of the construction and our receipt of all required approvals from the ILA, we entered into a long-term lease agreement with the ILA, or the Lease Agreement, for a period of 49 years and which may be renewed for an additional 49 years, which agreement has replaced the Development Agreement. The Development Agreement provided, and the Lease Agreement provides, that if our company were a “foreign subject,” which includes being under foreign control (i.e., a majority of our ordinary shares held by non-Israelis), that would constitute a fundamental breach under the agreement. We followed (in the case of each of the Development Agreement and the Lease Agreement) a specific standard process for seeking approval from the ILA for our entering into the agreement. However, because of our potential status as a “foreign subject,” given that our shares are traded on Nasdaq and are held by multiple shareholders whose identities are unknown, the ILA would be entitled to terminate that agreement if it determines that our company is a “foreign subject”. If the Lease Agreement is terminated, we would be unable to use the new Kiryat Gat facility constructed on that property, which would have a material adverse effect on our results of operations.

Disruption of operations at our manufacturing site or those of third-party manufacturers could prevent us from filling customer orders on a timely basis.

We manufacture our ink and other consumables at our new, modern facility in Kiryat Gat, Israel. We also rely on contract manufacturing services provided by Flex, and Sanmina-SCI Israel Medical Systems Ltd. which are also in Israel, to assemble our systems. We expect that almost all of our revenues in the near term will be derived from the systems and ink and other consumables manufactured at these facilities.

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

Our operating margin was (3.5%) in 2020, 4.0% in 2021 and (25.7%) in 2022. Our growth strategies, many of which are aimed at achieving operating and net profit margins, include increasing sales to existing customers, acquiring new high-volume customers, capitalizing on growth in our targeted markets and extending our serviceable addressable market by continuing to enhance our end-to-end solutions. If we do not execute these strategies successfully, it could adversely impact our revenues and have a negative impact on our operating and net profit margins.

Our business and operations may be negatively affected if we fail to effectively manage our growth.

We have experienced significant growth in a relatively short period of time and intend to continue to grow our business long term. Our revenues have grown from $193.3 million in 2020 to $271.5 million in 2022. Our headcount has increased from 882 as of December 31, 2019, to 934, as of December 31, 2022. We have conducted two Reduction in Force (RIF) initiatives in 2022 resulting in a total reduction of approximately 10% of our total workforce. We plan to continue to hire additional employees selectively and strategically across certain areas of our company as needed, subject to market conditions, in order to return to sustainable, profitable, long-term growth. Our rapid growth over the past three years has placed significant demands on our management, sales and operational and financial infrastructure. Further, in order to manage our future growth effectively, we must continue to improve our IT and financial infrastructure, operating and administrative systems and controls and efficiently manage headcount, capital and processes. In case that we will not successfully implement these improvements in a timely or efficient manner, our failure to do so may materially impact our growth and profitability levels.

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology, or IT, systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third party suppliers or customers. Both data that has been inputted into our main IT platform, which covers records of customers, end-users of our systems, transactions, financial data, employees, pricing and other data reflected in our results of operations, as well as data related to our proprietary rights (such as research and development, and other intellectual property- related data, including: ink formulas; source code for our systems, software and cloud services; undisclosed plans; and email lists), are subject to material cyber security risks. Our IT systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. To date, we are not aware that we have experienced any loss of, or disruption to, material information as a result of any such malware or cyber-attack. To the extent that a cyber-attack is successful, we estimate that it could result in potential damages to us of up to hundreds of thousands or millions of dollars, depending on the severity of the attack, which is a function of the attack’s impact on our business continuity (that is, the duration of the recovery period) and the nature of the sensitive data that is exposed.

We have invested in advanced protective systems to reduce our cybersecurity and data protection risks, some of which have been installed and others that are still in the process of installation. In addition, we back up our data regularly. We have designated a special committee to assess our cybersecurity and data protection risks and develop and implement a data security policy. We also created an annual program to ensure our data safety. This program includes self-evaluations, auditing, tests, and third-party evaluation. Based on information provided to us by the suppliers of our protective systems, we believe that our level of protection is in keeping with the customary practices of peer technology companies. We also maintain back-up files for much of our information, as a means of assuring that a breach or cyber-attack does not necessarily cause the loss of that information. We furthermore review our protections and remedial measures periodically in order to ensure that they are adequate, and we carry cybersecurity and data protection insurance coverage in amounts that we believe are customary for a technology company of our size and type, based on information provided by our insurance agent.

Despite these protective systems and remedial measures, techniques used to obtain unauthorized access are constantly changing, are becoming increasingly more sophisticated and often are not recognized until after an exploitation of information has occurred. We may be unable to anticipate these techniques or implement sufficient preventative measures, and we therefore cannot assure you that our preventative measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. We furthermore cannot be certain that our remedial measures will fully mitigate the adverse financial consequences of any cyber-attack or incident.

We have implemented a new enterprise resource planning (ERP) system, and if we encounter any issues with the design or implementation of this system, that could interfere with our business and operations.

We have begun the process of designing and implementing a new ERP system, which we launched on January 1, 2023. This project requires significant capital and human resources, the re-engineering of many processes of our business, and the attention of our management and other personnel who would otherwise be focused on other aspects of our business. The implementation may be more expensive and take longer to fully implement and stabilize the system than we originally plan, resulting in increased capital investment, higher fees and expenses of third parties, delayed deployment scheduling, and more on-going maintenance expense once implemented. Any such delays may disrupt or reduce the efficiency of our entire operations and such additional expenses may have an adverse effect on our operating results and cash flows.

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

Any such developments could have a material adverse effect on our business, financial condition and results of operations. Environmental, health and safety laws and regulations may also change from time to time. Complying with any new requirements may involve substantial costs and could cause significant disruptions to our research, development, manufacturing, and sales.

Achieving our published goals with respect to the environmental impact of our operations and products could result in us incurring additional costs, and our failure to achieve these goals could adversely impact our reputation, employee retention, and willingness of customers to do business with us.

Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants, shareholders, and customers have focused increasingly on the environmental, social, and governance (ESG) or “sustainability” practices of companies. These parties have placed increased importance on the implications of the social cost of their investments. Our 2021 Impact Report sets out long-term targets with respect to the environmental impact of our operations and products. These targets reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our efforts to accomplish and accurately report on these goals and objectives present numerous operational, reputational, financial, legal and other risks, any of which could have a material negative impact. If we do not achieve these targets, or if our ESG practices generally do not meet investor, lender, or other industry stakeholder expectations and standards, which continue to evolve, our reputation and access to capital may be negatively impacted and we could be the subject of government investigations and enforcement actions and private litigation. Our share price and financial results may be adversely affected as a result of such events or if we fail to achieve targets that we have set.

Our 2021 Impact Report discussed our policies and practices on a variety of environmental, social and ethical matters, including corporate governance, climate change risks, environmental compliance, employee health and safety practices, human capital management, and workforce inclusion and diversity. It is possible that stakeholders may be dissatisfied with our ESG practices or the speed of their adoption. We expect to incur additional costs and require additional resources to monitor, report, and comply with various ESG practices. This area is rapidly developing, and a failure or perceived failure by us to set appropriate goals and prioritize ESG practices could negatively impact our reputation, employee retention, and the willingness of our customers to do business with us.

Increasing temperatures as a result of climate change may adversely affect our business and impact our results of operations.

Our operations rely upon cooling processes, which utilize significant energy and electricity resources. Increasing temperatures as a result of climate change could potentially lead to significant increases in our usage of energy and electricity in our operations worldwide, which would cause our expenses to increase. We believe that this risk could materially adversely affect our business, impact our results of operations, and impact our financial condition. As of the current time, we are unable to quantify the potential adverse impact that increased temperatures would have on our results of operations or financial condition, given the multiple variables and unknown factors involved.

Exchange rate fluctuations between the U.S. dollar and the Israeli shekel, the Euro and other non-U.S. currencies may negatively affect our earnings.

The U.S. dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels, or NIS. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. To protect against an increase the dollar-denominated value of expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program, which seeks to hedge a portion of the economic exposure associated with our anticipated NIS-denominated expenses using derivative instruments. We expect that the substantial majority of our revenues will continue to be denominated in U.S. dollars for the foreseeable future and that a significant portion of our expenses will continue to be denominated in NIS. We cannot provide any assurances that our hedging activities will be successful in protecting us in full from adverse impacts from currency exchange rate fluctuations since we only plan to hedge a portion of our foreign currency exposure, and we cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar For example, based on annual average exchange rates, the NIS appreciated by 3.4% and 6.2% against the dollar in 2020 and 2021, respectively, before depreciating against the dollar by 4.0% in 2022. During these periods, there was deflation of 0.7%, and inflation of 2.8% and 5.3% in Israel in 2020, 2021, and 2022, respectively. If the dollar cost of our operations continues to increase, our dollar-measured results of operations will be adversely affected. See “ITEM 11. Quantitative and Qualitative Disclosures about Market Risk-Foreign Currency Risk.”

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

Our success depends upon the continued service and performance of our senior management and other key personnel. Our senior executive team is critical to the management of our business and operations, as well as to the development of our strategies. The loss of the services of any of these personnel could delay or prevent the continued successful implementation of our growth strategy, or our commercialization of new applications for our systems and ink and other consumables or could otherwise affect our ability to manage our company effectively and to carry out our business plan. Members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in our industry. There can be no assurance that we will be able to continue to retain such personnel. We have recently experienced changes in senior personnel, notably, our CFO in November 2022, and certain changes in our regional presidents’ roles. To the extent that we experience additional frequent changes in our leadership team (or the leadership teams of our subsidiaries) going forward, that could adversely affect our performance in a material manner.

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

We have a worldwide sales, marketing and support infrastructure that is comprised of independent distributors and value-added resellers, and our own personnel resulting in a global sales, marketing and support presence, including in North America, Western and Eastern Europe, the Asia Pacific region and Latin America. We continue to evaluate our overall workforce in all areas, including sales, applications development, field support, marketing and engineering and, in some cases, establish new relationships with distributors or channel partners, particularly in markets where we currently do not have a sales or customer support presence. As we continue to expand our international sales and operations, we are subject to a number of risks, including the following:

●	greater difficulty in enforcing contracts and accounts receivable collection, as well as longer collection periods;

●	increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

●	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business;

●	greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;

●	general economic and political conditions in these foreign markets;

●	management communication and integration problems resulting from cultural and geographic dispersion;

●	potential disruption to the supply of certain of our raw materials for our products that are sourced in countries impacted by the coronavirus outbreak, due to the slowdown in activity there (although our products are manufactured in Israel only);

●	potential adverse impact to our revenues in particular countries or regions in which the coronavirus continues to have a negative impact, which has reduced economic activity in those markets, particularly in the Asia Pacific region;

●	the impact of Russia’s invasion of Ukraine in February 2022 and trade and monetary sanctions in response to such developments on the markets in which we operate;

●	risks associated with trade restrictions and foreign legal requirements, including the importation, certification, and localization of our solutions required in foreign countries, such as high import taxes in Brazil and other Latin American markets where we sell our products;

●	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

●	the uncertainty of protection for intellectual property rights in some countries;

●	greater risk of a failure of employees to comply with both U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act, or FCPA, the European Union General Data Protection Regulation, or GDPR (which broadened the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches promptly and obtain the consent of individuals on how their data can be used), the California Consumer Privacy Act, or CCPA (which imposes enhanced disclosure requirements for us vis-à-vis our interactions with customers that are residents of California), and any trade regulations ensuring fair trade practices; and

●	heightened risk of unfair or corrupt business practices in certain regions and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements.

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

Product quality and safety issues could negatively impact consumer confidence in our brand and our business. Our products may not successfully achieve applicable safety standards or customers’ expectations regarding safety or quality. Our products may contain or, be alleged to contain, components containing hazardous materials that may present certain health, safety, or quality concerns. Additionally, from time to time, system errors and/or deficiencies may be discovered in the design, manufacturing, assembling, labeling and product formulations of our systems, ink, and other consumables, and associated software. Hazardous materials, errors, and/or deficiencies may also be identified in materials, components, and systems produced by others and used with or incorporated into our products. Some of these issues may not be apparent until after certain products are installed or used by customers, including in circumstances where a product is first introduced, or a new version is released. We expect that these errors or defects will be found from time to time in new or enhanced systems after commencement of commercial distribution or upon software upgrades.

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

Such litigation could force us to incur significant expenses, divert management’s time and attention, subject us to adverse publicity, and damage our reputation and competitive position. A successful assertion of a claim against us may result in potentially significant monetary damages, penalties, or fines and adversely affect sales of our products. Although we carry insurance policies covering this type of liability, these policies may not provide sufficient protection should a claim be asserted against us. In addition, costs or payments made in connection with warranty and product liability claims and system recalls could adversely affect our financial condition and results of operations in a material manner. Product liability claims, injuries, defects, or other problems experienced by other companies in the digital printing industry could lead to unfavorable market conditions for the industry as a whole.

We may need substantial additional capital in the future, which may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our pipeline products or intellectual property. If additional capital is not available, we may have to delay our expansion plans or reduce operations.

Based on our current business plan, we believe our cash flows from operating activities and our existing cash resources will be sufficient to meet our currently anticipated cash requirements through the next 12 months without drawing on our lines of credit or using significant amounts of the net proceeds from our initial public offering and follow-on offerings. We raised $339.8 million of aggregate net proceeds from our November 2021 follow-on public offering, and had approximately $646.0 million in cash, cash equivalents, short term deposits and marketable securities as of December 31, 2022. Nevertheless, to the extent our anticipated cash requirements change due to our expansion plans or otherwise, we may seek additional funding in the future. This funding may consist of equity offerings, debt financings or any other means to expand our sales and marketing capabilities, develop our future solutions or pursue other general corporate purposes. Securing additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to market our current solutions and develop and sell future solutions. Additional funding may not be available to us on acceptable terms, or at all.

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

As part of our business strategy, we have acquired businesses and may acquire or make investments in other complementary companies, products or technologies. For example, in August 2020 and in August 2021 we acquired Custom Gateway (a provider of cloud-based software workflow solutions for both B2B and B2C business models), which currently operates under the name KornitX, and the assets of Voxel8 (which possessed advanced additive manufacturing technology for textiles), respectively. In January 2022, we announced our agreement to acquire Tesoma (a provider of curing solutions), and closed the acquisition in April 2022. Our experience in acquiring and integrating other companies, products or technologies is limited. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we complete other acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors. In addition, if we are unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, our revenues and results of operations may be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our ordinary shares. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

We may be subject to additional tax liabilities in the future as a result of audits of our tax returns.

We are subject to income taxes principally in Israel, Germany, Hong-Kong, United Kingdom, Japan and the United States. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes, and if the relevant tax authority does not agree with the positions that we take, we could be subject to tax audit and face significant tax liabilities, which could have a material adverse effect on our results of operations. We were recently subject to such a tax audit for the years 2020 to 2021 by the Israeli Tax Authority, or ITA, in respect of which we ultimately reached a settlement with the ITA. We account for income taxes in accordance with ASC 740, “Income Taxes.” ASC 740, which prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

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

We are subject to risks associated with the provision of KornitX cloud-based software

On August 7, 2020, we closed the acquisition of Custom Gateway, a leading global provider of cloud-based software workflow solutions for both B2B and B2C business models. The Custom Gateway acquisition provided the basis for the creation of KornitX. KornitX has approximately 166 customers, including leading brands, retailers, and fulfillers. Prior to our acquisition of Custom Gateway, we had not offered customers a subscription or other-based software or service to manage on-demand production. We do not expect the KornitX offering to have a material impact on our overall results of operations in the very near term; however, we believe that it nonetheless exposes us to a number of potential risks, including the following:

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

We are subject to litigation. Any current or future lawsuits to which we are subject may have a significant adverse effect on our financial condition or profitability.

We are currently subject to securities class action litigation (as described below in “ITEM 8.A Financial Information— Legal Proceedings— Securities Class Action Lawsuit”) and could be subject to further litigation in the future.

We can provide no assurance as to the outcome of any current or future lawsuits, and any such actions may result in judgments against us for significant damages. Resolution of any such matters can be prolonged and costly, and the ultimate results or judgments are uncertain due to the inherent uncertainty in litigation and other proceedings. Moreover, our potential liabilities are subject to change over time due to new developments, changes in settlement strategy or the impact of evidentiary requirements. Regardless of the outcome, litigation has resulted in the past, and may result in the future, in significant legal expenses and require significant attention and resources of management. As a result, any present or future litigation could result in losses, damages and expenses that have a significant adverse effect on our financial condition or profitability.

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

As of December 31, 2022, we owned 49 issued patents in the United States and 30 provisional or pending U.S. patent applications, along with 34 pending non-U.S. patent applications. We also had 30 patents issued in non-U.S. jurisdictions, and 16 pending Patent Cooperation Treaty patent applications, which are counterparts of our U.S. patent applications. The non-U.S. jurisdictions in which we have issued patents or pending applications are China, the European Union or European countries of the European Union, Hong Kong, Israel, Canada, Australia, Republic of Korea, South Africa, Brazil, Japan and India. We may file additional patent applications in the future. The process of obtaining patent protection is expensive, time-consuming, and uncertain, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others through administrative processes or litigation resulting in patent claims being narrowed, invalidated, or unenforceable. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. Our policy is to require our employees (and our consultants and service providers, including third-party manufacturers of our systems and components, that develop intellectual property included in our systems) to execute written agreements in which they assign to us their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but we cannot assure you that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement and pursue infringement claims in certain circumstances in relevant jurisdictions, all of which are costly and time-consuming. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights.

In addition to patents, we rely on trade secret rights, copyrights, trademarks, and other rights to protect our proprietary intellectual property and technology. Despite our efforts to protect our proprietary intellectual property and technology, unauthorized parties, including our employees, consultants, service providers or customers, may attempt to copy aspects of our solutions or obtain and use our trade secrets or other confidential information. We generally enter into confidentiality agreements with our employees, consultants, service providers, vendors, channel partners and customers, and generally limit access to and distribution of our proprietary information and proprietary technology through certain procedural safeguards. These agreements may not effectively prevent unauthorized use or disclosure of our intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our intellectual property or technology. We cannot assure that the steps taken by us will prevent misappropriation of our intellectual property or technology or infringement of our intellectual property rights. In addition, the laws of some foreign countries where we sell or distribute our solutions do not protect intellectual property rights and technology to the same extent as the laws of the United States, and these countries may not enforce these laws as diligently as government agencies and private parties in the United States. Based on the 2022 report on intellectual property rights protection and enforcement published by the Office of the United States Trade Representative, such countries included Argentina, Chile, China, India, Indonesia, Russia, and Venezuela (designated as priority watch list countries).

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

We may not register our trademark rights in all the markets in which we sell our products, and our application to register our trademarks in various jurisdictions may be opposed by third parties (as has occurred in the past), which could require investment of additional time and resources on our part in order to secure registration of those rights. If we do not succeed, our trademarks will be exposed to infringement in a particular jurisdiction, which could have various adverse effects on our operations in that jurisdiction.

We may become subject to claims of intellectual property infringement by third parties or claims by third parties that our intellectual party rights are invalid and may be required to indemnify our distributors or other third parties against such claims, which, regardless of their merit, could result in litigation, distract our management and materially adversely affect our business, results of operations or financial condition.

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

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee proprietary rights. The Patent Law also provides under Section 134 that if there is no agreement between an employer and an employee as to whether the employee is entitled to consideration for service inventions, and to what extent and under which conditions, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine these issues. Section 135 of the Patent Law provides criteria for assisting the Committee in making its decisions. According to case law handed down by the Committee, an employee’s right to receive consideration for service inventions is a personal right and is entirely separate from the proprietary rights in such invention. Therefore, this right must be explicitly waived by the employee. A decision handed down in May 2014 by the Committee clarifies that the right to receive consideration under Section 134 can be waived and that such waiver can be made orally, in writing or by behavior like any other contract. The Committee will examine on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, nor the criteria or circumstances under which an employee’s waiver of his right to remuneration will be disregarded. Similarly, it remains unclear whether waivers by employees in their employment agreements of the alleged right to receive consideration for service inventions should be declared as void being a depriving provision in a standard contract. We generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such service inventions beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions.

Risks Related to Our Ordinary Shares

Our share price may be volatile.

Our ordinary shares were first offered publicly in our initial public offering in April 2015 at a price of $10.00 per share, and our ordinary shares have subsequently traded as high as $181.38 and as low as $8.10 through March 15, 2023. The market price of our ordinary shares may continue to fluctuate substantially as a result of many factors, including:

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

In addition, recently, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. We, too, along with certain of our current and former executives, and, in one case, our directors, the underwriters for our November 2021 follow-on public offering and Amazon, have recently been made subject to such securities class action litigation, which allege that our ordinary shares traded at artificially inflated prices during certain periods (one action identifies the period between February 2021 and July 2022, while the second action identifies the period between August 2021 and July 2022, along with our November 2021 follow-on public offering in particular). If these actions or any similar litigation against us are not dismissed or settled at their early stages, we could incur substantial costs and our management’s attention and resources could be diverted. Furthermore, share price volatility may impact the fair value of the warrants granted to Amazon and as a result may impact revenues and profits.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. We currently intend (subject to any extraordinary market conditions that might arise) to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares should be investors’ principal expected source of gain for the foreseeable future. To the extent that volatile or depressed market conditions reduce the trading price of our ordinary shares substantially for an extended period of time, we may potentially consider using a portion of our cash reserves for share repurchases, as we have done under a share repurchase plan of up to US$ 75 million approved by the Israeli court in December 2022. In addition to considerations related to corporate finance, Israeli law limits our ability to declare and pay dividends and may subject our dividends to Israeli withholding taxes.

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

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents, and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

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

Amazon is entitled to certain registration rights with respect to the 3,401,028 ordinary shares underlying new warrants that we issued to its affiliate on September 14, 2020, pursuant to a transaction agreement that we entered into with Amazon on that day. All shares sold pursuant to an offering covered by a registration statement will be freely transferable except if purchased by an affiliate. See “ITEM 10.C- Material Contracts- Agreements with Amazon- Transaction Agreement and Warrant” in this annual report.

In addition, 339,777 ordinary shares are issuable under currently vested and exercisable share options granted to employees and office holders as of December 31, 2022. We have filed registration statements on Form S-8 under the Securities Act registering our potential issuance of those ordinary shares under our share incentive plans, of which, as of December 31, 2022, there were options, restricted share units and warrants to purchase 3,234,531 shares outstanding. Shares included in such registration statements may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

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

In particular, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. Additionally, as we are no longer an emerging growth company and qualify as a large, accelerated filer, we must include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting requires an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. Additionally, as part of management assessments of the effectiveness of our internal control over financial reporting required by Section 404(a) of the Sarbanes-Oxley Act, our management may conclude that our internal control over financial reporting is not effective due to our failure to cure any identified material weakness or otherwise, which would require us to employ remedial actions to implement effective controls. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404(a) or 404(b) in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion or issues an adverse opinion in its attestation as to the effectiveness of our internal control over financial reporting required by Section 404(b), investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our ordinary shares could be negatively affected. We could also become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on historic and certain estimates of our gross income, gross assets and market capitalization (which may fluctuate from time to time) and the nature of our business, we believe we were not a PFIC for the taxable year ended December 31, 2022, and we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2023. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our 2023 taxable year until after the close of the year. Furthermore, because the value of our gross assets is likely to be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “ITEM 10.E Taxation and Government Programs-U.S. Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of sales of our ordinary shares. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. For a more detailed discussion, see “ITEM 10.E Taxation and Government Programs - U.S. Federal Income Taxation - Passive Foreign Investment Company Considerations.”

Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation”, or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended, or the Code.

A non-U.S. corporation is considered a CFC if more than 50 percent of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation; is owned, or is considered as owned by applying certain constructive ownership rules, by United States shareholders who own stock representing 10% or more of the vote or 10% or more of the value on any day during the taxable year of such non-U.S. corporation (“10% U.S. Shareholders”). Generally, a 10% U.S. Shareholder of a CFC is required to include currently in gross income such 10% U.S. Shareholder’s share of the CFC’s “Subpart F income”, a portion of the CFC’s earnings to the extent the CFC holds certain U.S. property, and certain other items under the Tax Cuts and Jobs Act of 2017, or the Tax Act. Such 10% U.S. Shareholders are subject to current U.S. federal income tax with respect to such items, even if the CFC has not made an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC.

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

The trading market for our ordinary shares relies in part on the research and reports that equity research analysts publish about us, our business and our markets. The price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if one or more of those analysts issue other unfavorable commentary or cease publishing reports about us or our business. The market price for our ordinary shares has been in the past, and may be in the future, materially and adversely affected by allegations made in reports issued by short sellers regarding our business model, our management and our financial accounting. If our financial results for a particular period do not meet our guidance or if we reduce our guidance for future periods, the market price of our ordinary shares may decline.

Risks Related to Our Operations in Israel

Our headquarters, manufacturing and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our headquarters, research and development and manufacturing facility, and the primary manufacturing facilities of our third-party manufacturers, are located in Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza Strip, both of which resulted in rockets being fired into Israel, causing casualties and disruption of economic activities. In the latest round of hostilities, which took place in May 2021, some Israeli Arabs participated in attacks within Israel at the same time at which Hamas attacked Israel, which opened up an internal front within Israel that could potentially recur in the future and further destabilize the economic environment within Israel during a military conflict. In addition, Iran has threatened to attack Israel and has been developing a nuclear program. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. While we have commenced implementation of a business continuity plan which provides for alternative sites outside of Israel, there can be no assurance that such plan will be successful. Any armed conflict involving Israel could adversely affect our operations and results of operations.

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2022, we had 517 employees based in Israel, certain of whom may be called upon to perform up to 54 days in each three year period (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively, in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession, up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies. While some of these countries are eliminating these constraints, additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Although the recent Abraham Accords have enhanced Israel’s relations with certain countries in the Middle East (i.e., the United Arab Emirates, Bahrain, Morocco and Sudan), an ongoing state of hostility vis-à-vis other countries, varying in degree and intensity, has caused security and economic challenges for Israel. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our solutions.

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

The Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

The tax benefits that are available to us under Israeli law require us to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We are eligible for certain tax benefits provided to “Benefited Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investments Law, until 2018. Beginning in January 2019, and with respect to our taxable results from 2019 onwards, we and our Israeli subsidiary are furthermore eligible to apply the terms of the Investments Law as they relate to a “Preferred Enterprise,” or PE, and/or a “Preferred Technological Enterprise,” or PTE. In order to remain eligible for the tax benefits for Benefited Enterprises for our Israeli subsidiary’s taxable results until 2018, and for its taxable results from 2019 onwards with respect to a PE or PTE, we must continue to meet certain conditions stipulated in the Investments Law and its regulations, as amended. If these tax benefits are reduced, cancelled, or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates and we may be required to refund any tax benefits that we have already received, plus interest and penalties thereon. The statutory corporate tax rate for Israeli companies is 23% from January 1, 2018, and onward. Additionally, if we increase our activities outside of Israel through acquisitions or otherwise through our Israeli subsidiary, our existing or expanded activities might not be eligible for inclusion in existing or future Israeli tax benefit programs. The Israeli government may furthermore independently determine to reduce, phase out, or eliminate entirely the benefit programs under the Investments Law, regardless of whether we then qualify for benefits under those programs at the time, which would also adversely affect our global tax rate and our results of operations. See “ITEM 5. Operating and Financial Review and Prospects- Taxation and Israeli Government Programs Applicable to our Company - Law for the Encouragement of Capital Investments, 5719-1959.”

We have received and may receive further Israeli government grants for certain research and development activities. The terms of those grants restrict our ability to transfer manufacturing operations or technology outside of Israel.

Our research and development efforts have been financed in part through grants from the Israeli National Authority for Technological Innovation, or the Innovation Authority (previously known as the Israeli Office of the Chief Scientist). Prior to 2015, we received various grants from the Innovation Authority, all of which we repaid. In 2020, 2021 and 2022, we received new commitments from the Innovation Authority for non-royalty bearing grants to reimburse us for up to 55% of our research and development expenses in connection with our projects, in amounts of NIS 1.97 million, NIS 2.02 million and NIS 3.15 million, respectively (approximately $0.61 million, $0.65 million and $0.94 million), in the aggregate. To date, we have received from the Innovation Authority NIS 4.96 million (approximately $1.48 million) of this new committed amount. We must comply with the requirements of the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and related regulations, collectively referred to as the Innovation Law, in connection with that new funding and any past funding that we had received from the Innovation Authority.

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

The restrictions set forth under the Innovation Law, to which we are subject (even after repaying grants we have received) include:

●	Transfer of know-how outside of Israel. Transfer of the know-how that was developed with the funding of the Innovation Authority outside of Israel requires prior approval of the Innovation Authority, and, if approved, will require the payment of a redemption fee, which cannot exceed 600% of the grant amount plus interest. Upon payment of such fee, the know-how and the production rights for the products supported by such funding cease to be subject to the Innovation Law.

●	Local manufacturing obligation. The terms of the grants under the Innovation Law require that the manufacturing of products resulting from the Innovation Authority funded programs are carried out in Israel, unless a prior written approval of the Innovation Authority is obtained. Such approval may be given in special circumstances and upon the fulfillment of certain conditions set forth in the Innovation Law, including payment of increased royalties. Such approval is not required for the transfer of less than 10% of the manufacturing capacity in the aggregate, and in such an event, a notice to the Innovation Authority is required.

●	Certain reporting obligations. A recipient of a grant or a benefit under the Innovation Law is required to notify the Innovation Authority of events enumerated in the Innovation Law.

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

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital, otherwise, the acquirer may not own more than 90% of a company’s issued and outstanding share capital. Completion of the tender offer also requires approval of a majority in number of the offerees that do not have a personal interest in the tender offer, unless at least 98% of the company’s outstanding shares are tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition. See “Articles of Association - Acquisitions under Israeli Law” in Exhibit 2.2 to this annual report.

Our articles provide that our directors (other than external directors, to the extent there are any serving at the time) are elected on a staggered basis, such that a potential acquirer cannot readily replace our entire board of directors at a single annual general shareholder meeting.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers involving an exchange of shares, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions in which the sellers receive shares in the acquiring entity that are publicly traded on a stock exchange, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of such shares has occurred. In order to benefit from the tax deferral, a pre-ruling from the Israel Tax Authority, or the ITA, might be required.

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

Our History

Our legal name is Kornit Digital Ltd., and we were incorporated under the laws of the State of Israel on January 16, 2002. We shipped our first system in 2005. In April 2015, we completed our initial public offering, or IPO, pursuant to which we sold 8.165 million ordinary shares for aggregate gross proceeds of $81.65 million, before underwriting discounts, commissions and expenses. Our ordinary shares began trading on the Nasdaq Global Select Market, under the symbol “KRNT,” on April 2, 2015. On January 31, 2017, June 18, 2019, September 21, 2020, and November 23, 2021, we completed follow-on offerings pursuant to which we sold approximately 2.3 million, 5.0 million, 3.0 million and 2.3 million ordinary shares, respectively, for aggregate gross proceeds of $38.0 million, $137.3 million, $168.0 million and $352.9 million, respectively, before underwriting discounts, commissions and expenses. In addition, on September 21, 2020, and November 23, 2021, Amazon sold approximately 1.7 million and 0.7 million ordinary shares, respectively, pursuant to exercising of their warrants, for aggregate gross proceeds of $95.0 million and $102.9 million, respectively.

As of December 31, 2022, we had approximately 1,300 active customers globally. As of December 31, 2022, we had 934 employees located primarily across four regions: Israel, Americas, Europe and Asia Pacific. In the year ended December 31, 2022, we generated revenues of $271.5 million, representing a decrease of 15.7% as compared with the prior fiscal year. In the year ended December 31, 2022, we generated 51% of our revenues from the United States region, 34% from the Europe, Middle East and Asia (“EMEA”) region, 9% from the Asia Pacific region, and 6% from all other regions.

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

Principal Capital Expenditures

Capital expenditures in the years ended December 31, 2020, 2021, and 2022 were approximately $13.5 million, $14.5 million, and $18.0 million, respectively, and were principally used for the purchase of property, plant and equipment. The aggregate amount for 2020, 2021, and 2022 included approximately $2.5 million paid for the land for our new 6,400 square meter ink manufacturing and storage facility in Kiryat Gat, Israel, which we opened on January 26, 2022. The total cost for land, construction of the facility, design and installation of the production line, was approximately NIS 69 million (approximately $22 million). We used cash on hand to finance the construction of that facility. Our capital expenditures for the acquisition of interests in other companies within the last three years and through the current time are described below.

On August 11, 2020, we completed the acquisition of Custom Gateway, an innovative technology provider of cloud-based software workflow solutions for on-demand production business models. Its platform supplements Kornit’s Konnect platform for visibility and control of print operations and offers Kornit customers valuable business insights for agility in the face of market dynamics and disruption. The total cash consideration paid for this acquisition was $16.9 million.

On August 10, 2021, we completed the acquisition of certain assets of Voxel8, primarily related to its advanced additive manufacturing technology for textiles, which allows for the digital fabrication of functional features with zonal control of material properties, and for utilizing high-performance elastomers adhering to inkjet technology. The total cash consideration for this acquisition was $15.0 million.

On April 5, 2022, we completed the acquisition of Lichtenau, Germany-based Tesoma GmbH, or Tesoma. Tesoma is globally recognized for the high-quality engineering and performance of its cutting-edge textile curing solutions. The total cash consideration for this acquisition was 14.0 million Euros.

B.	Business Overview

Industry Overview

The General Textile Industry

Textile is a flexible material formed using various processes, including weaving, knitting, crocheting, or felting. This material may be used for manufacturing a broad range of conventional, as well as advanced, finished goods, which may be broadly categorized (as related to the focus of our business) into fashion, apparel, and home decoration. According to a report published by Statista in October 2022, the value of the global apparel retail market was approximately $1.4 trillion in 2020 and was forecasted to grow from an estimated $1.53 trillion in 2022 to $1.94 trillion in 2027, reflecting a compound annual growth rate (CAGR) of approximately 5.0% from 2022 to 2027. Increasing income per capita, favorable demographics and changing consumers’ shopping habits are expected to drive long-term demand in the apparel market.

The global printed textile industry involves printing on fabric rolls, finished garments and unsewn pieces of cut fabric at various stages along the value chain in the production of goods for (as related to the focus of our business) fashion, apparel, and home decoration. According to The Future of Digital Textile Printing report published by Pira in September 2021, it is estimated that approximately 94% of the global output of printed textile in 2021 was carried out via analog methods of printing. According to the same Pira report, the global value of digital printed textile output was estimated to be approximately $4.4 billion in 2022 and expected to grow to approximately $7.0 billion by 2026, reflecting a CAGR of 12.3% in the four-year period from 2022 to 2026, mainly driven by changes in consumer demand, sustainability and brand needs to mitigate excess inventory. According to the same Pira report, digital textile output volume is expected to grow at a CAGR of 13.4% for the four-year period from 2022 to 2026.

Inflation, Geopolitical Instability and Continued Supply Chain Disruptions Impact on the Textile Industry

Global supply chains and most economies have been impacted by disruptions from the COVID-19 pandemic and from macro-related headwinds, such as increased inflation, rising interest rates, and uncertainties in consumer sentiment, all of which are contributing to cautious discretionary spending. In addition, heightened geopolitical tensions, including from the ongoing war in Ukraine, trade wars, as well as sanctions, continue to set an uncertain and unstable backdrop, intensifying operational disruptions across global supply chains and economies.

Consumer demand for extremely fast delivery, both online and in-store, combined with the demand for sustainable materials and manufacturing processes continue to significantly pressure companies’ operations. Over the past several years, the broader apparel and textile industry supply chain has proven to be broken due to reliance on antiquated production methods, which are highly polluting, wasteful, labor-intensive, and widely disbursed geographically. Given the implications of the apparel and textile industry’s extensive supply chain, many fashion executives are working hard to find solutions, such as in-house distribution, moving production closer to the consumer via nearshoring and onshoring, cutting-edge inventory management, and securing access to raw materials. Fashion companies are also working closely with their manufacturers to navigate continued supply chain disruptions.

According to McKinsey’s “State of Fashion 2023” survey, approximately 60% of fashion executives are considering forming strategic partnerships with their suppliers to increase their speed to market and create more efficient supply chains that will carry benefits for their businesses over the long term.

We see increasing interest from fashion brands, retailers, and digital platforms to move from offshore mass production to near shore and onshore on-demand production models, with the industry gradually transitioning from analog to sustainable, on-demand digital production solutions. We believe moving production closer to consumers and using sustainable, on-demand digital production technologies could transform the apparel and textile industry’s supply chain to a more agile, efficient, profitable, and sustainable business model over time.

Mega Trends Affecting Our Industry

Industry 4.0

Digitization of manufacturing is transforming the way products are being produced. This transformation process is also broadly referred to as Industry 4.0, representing the fourth industrial revolution occurring in manufacturing. This fourth industrial revolution is primarily about full digitization and the move away from analog production methods, as well as cloud network connectivity, and the introduction of autonomous systems fueled by data and machine learning. Future factories are predicted to become more efficient, productive, and less wasteful primarily due to the support of machines that get smarter with access to more data, increased use of affordable robotics in production environments, and data-connected logistics supply chains. We believe a similar digital transformation could occur in the textiles industry to yield what could be referred to as Textile 4.0, as the fashion and apparel industry segments in which we serve have been operating in traditional, analog, and labor-intensive models for decades. This market landscape minimizes the efficacy of forecasting demand, fashion cycles, and reliance on complex, widely dispersed and broken supply chains that slow fulfillment to weeks, months, and beyond. We believe that in this new construct, consumer demand is becoming more immediate and, in many cases, on a moment’s notice given fast-moving trends in the market. As such, some consumers are gravitating towards brands, retailers, and fulfillers that can satisfy those demands in a similarly quick manner. On the supplier side, the benefits include “stocking” virtual stores rather than carrying physical inventory, which creates an enormous opportunity to eliminate large quantities of items that are often at risk of being unsold. The supplier therefore produces only when the virtual product is chosen and purchased by the consumer. We believe sustainable, digital, on-demand production capabilities are more agile than current analog production methodologies and will become essential in meeting higher consumer demand.

E-Commerce Boom

E-commerce has grown globally at an unprecedented rate and is transforming retailing across industries. Around the world, e-commerce is entirely changing the way people shop, with access to global shopping opportunities providing consumers with greater choice and allowing them to save time and money.

In the last decade, the e-commerce market has evolved from the simple concept of connecting a brick-and-mortar retail merchant with consumers via an online storefront, to providing merchants and consumers with a frictionless global shopping ecosystem powering multiple store concepts that is available 24/7 and across multiple devices. E-commerce giants and technology vendors continue to invest in advanced technologies such as virtual reality, 3D modeling, augmented reality, and artificial intelligence in a continuous effort to improve the online shopping experience for consumers.

Statista projects the CAGR for retail e-commerce sales worldwide between 2022 to 2027 will be 11.8%, reaching $6.12 billion in 2027. According to Statista, during 2021, the percentage of consumers who made at least one purchase online in the previous 12 months grew to 74% of population in the U.S., 81% in the UK, and 69% in China.

In recent years, the creators’ economy has been gaining momentum and rapidly growing to an estimated market size of $104 billion as of May 2021, according to Influencer Marketing Hub. The creator economy is the collection, creation, distribution, and monetization of content in the digital world. At the core of the creator economy are social media channels and ecommerce platforms allowing creators to productize and monetize their content and traffic. Following the e-commerce boom and its evolving connectivity with social media platforms, creators-focused e-commerce channels have emerged to offer services like influencer marketplaces, merchandise stores, and tipping platforms to help content creators leverage the traffic they create and the connection with their audience. Easier monetization tools and increasing opportunities are fueling the growth of the creators’ community, in which players can benefit from income generated from their online content. According to a Creator Earnings 2022 survey, 48.72% of creators surveyed stated content creation is a full-time profession for them given the income generation potential.

 According to Digital Commerce 360, e-commerce apparel sales reached $159 billion in 2021, a 16% year-over-year increase from $138 billion in 2020. Due to post pandemic effects, offline U.S. apparel sales grew rapidly by 53% year-over-year in 2021, while online U.S. apparel sales grow year over year by 16%.

Clearly, COVID-19 accelerated e-commerce trends as we witnessed an unprecedented growth during 2020. For example, according to McKinsey, e-commerce penetration in the United States doubled the prior 10 years’ penetration, from approximately 15% to more than 30%. According to a recent report by Forrester, the pace of e-commerce growth is in part reverting to pre-pandemic growth rates, with e-commerce expected to grow at a compound annual rate of approximately 10% in the US and 11% in Europe, between 2022 and 2025. As such, this pace is more in line with the pre-pandemic growth rates of approximately 14% between 2016 and 2019, compared with approximately 30% growth between 2019 and 2020.

Recently, a movement towards the third iteration of the internet has gained significant momentum. Each of the two past iterations of the internet were created to solve existing challenges associated with the previous or outdated versions. The latest iteration, Web 3.0, focuses on a more decentralized and open internet where users and creators have equal input and are able to share value more efficiently. Web 3.0’s impact on e-commerce focuses upon fair value distribution and building an open economy for creators, consumers, and manufacturers. The core pillars of e-commerce in the era of Web 3.0 support an open economy which thrives on trust, transparency, and borderless exchange, eventually creating an environment where buyers and sellers can better and more efficiently interface with one another. Web 3.0 drives ecommerce players to rethink business models and build new ones centered around content management, partnerships, licenses and subscription, memberships, advertisements and overall user experience. New technologies, including Virtual Reality (VR) and Augmented Reality (AR), used in the metaverse and in the physical world, are creating new shopping experiences for consumers and are helping drive an increase in consumer spending. According to research performed by Technavio, the global AR and VR market is expected to increase by $365 billion from 2022 to 2027, representing an approximate 53% CAGR during that period. The actual growth of the market will depend on several factors, including new product launches and the increasing demand and acceptance of VR and AR technologies.

Traditional Retail Meltdown

Over the past decade, multiple factors resulted in the reduction of the number of North American retailers, several of whom have gone through bankruptcy or organizational restructurings. Announced plans from major retailers to either discontinue or greatly scale back their retail presence peaked during 2020 when worldwide lockdowns significantly limited consumers ability to shop in-person, a trend that continued in 2021. For example, Lord & Taylor (established 1826) filed for bankruptcy in August 2020, and announced it was closing all stores a month later. A year later, the Lord & Taylor brand emerged under new ownership as a digital collective store. Other major retailers declaring bankruptcy in 2020 and 2021 included: ABC Carpet & Home, Lorna Jane, Sequential Brands Group, Global Brands Group USA, Alex and Ani, The Collected Group, Christopher & Banks, Loves Furniture, Brooks Brothers, J.C. Penney, Neiman Marcus, J. Crew Group, Stein Mart, and Tailored Brands (which owns Men’s Wearhouse and Jos. A. Bank).

Traditional retail stores continue to close primarily due to the impacts of shifting consumer habits towards online shopping, a less than inspiring shopping experience at traditional brick-and-mortar stores, as well as retailers’ inability to sell “trend-right” apparel, which in many cases results in the increase of unsold inventory and yields significant markdowns and pressures profitability. Inditex (the operator of several brands, including Zara) stated that it would close up to 1,200 stores worldwide in 2021 to focus on digital growth; Gap and Banana Republic stated that they will close 350 of their stores in North America during 2023; and Diane von Furstenberg stated that all of its stores will close and that the business will evolve to a digital-only model, leading to the reduction of its staff by up to 75%.

Traditional retailers continue to struggle with finding the right balance between supply and demand (e.g., producing merchandise to keep their best-selling products in stock, while limiting excess inventory and waste). Rising inventories often lead merchants to offer consumers steeper discounts to increase the turnover of unsold inventories and make room for next season’s products. Further, recent e-commerce share gains put additional pressure on traditional retail stores who in many cases find it difficult to compete with the level of selection, price, service, and convenience provided by many of the pure-play e-commerce companies or scaled omni-channel retailers.

While the pandemic accelerated the fall of several retailers due to lower sales volumes, increasing debt, and changes in consumer preferences, according to Coresight Research, during 2022 U.S. retailers announced 4,432 store openings, and 1,954 store closings, resulting in net store openings of 2,478.

COVID-19 accelerated previously existing trends with companies that had embraced digital transformation, Industry 4.0 production methods, and faster delivery, experienced growth, while those relying on more traditional, analog production and delivery methods, lagged. We believe this emphasizes the need for digital transformation, as enterprises with business models that are more reliant on physical storefronts and broken multinational supply chains are more susceptible to fallout from major economic disruptions, as witnessed in 2020, 2021, and 2022.

Social Media Platforms

Social platforms, historically categorized into media and networks (which categories have merged in recent years), have changed the industrial and business landscape, both for companies that have adopted them and for those that have not. Social media platforms have a powerful impact on the ways in which individuals and organizations communicate with each other and on consumer trends, demand, and brand perception. The number of social media users, according to DataReportal’s Digital 2023: Global Overview Report from January 2023, was 4.76 billion, representing 59% of the total world population. According to Statista, in the U.S. alone, over 302 million social media users represented roughly 91% of the U.S. population in 2022. This mainstream effect has a dramatic impact on the ability of small and micro brands, some of which are established by individuals or organizations that are leveraging their social influence status to inspire individuals who, in turn, purchase those brands’ products, to achieve ultra-fast recognition and exponential growth at the expense of traditional players, who we believe will need to be more agile and responsive in order to connect with a growing consumer base.

Recently, the metaverse concept has gained a lot of attention and is regarded by many as the evolution of the traditional social media model. Simply described, a metaverse is a hybrid world between physical and digital spaces, where virtual reality, augmented reality, and artificial intelligence work together to offer users a more immersive online experience, providing a more tangible sense of presence and further differentiating it from traditional social media platforms. The metaverse concept is growing in popularity, with 72% of U.S. consumers report that they have accessed virtual worlds in the last 12 months, according to The Business of Fashion report “The Opportunity in Digital Fashion and Avatars”.

As the metaverse concept continues to develop, the future of e-commerce and social media platforms could change dramatically. The fashion industry is also evolving rapidly to fit these new digital spaces and implications:

●	Digital environments have become increasingly immersive and portable, enabling fashion companies to convey their brand story in new ways, while evolving their acquisition and retention strategies.

●	Digital fashion assets will become widespread and more desirable, as consumers spend greater amounts of time in digital worlds, according to The Business of Fashion Report “The Opportunity in Digital Fashion and Avatars”

●	Brands have an increasing opportunity to monetize digital assets and manage their scarcity.

●	Virtual worlds enable participants to curate multiple identities, and brands can shape how these identities are communicated.

Another important evolution of traditional social media is strongly tied to the increasing popularity of gaming, with the video games market already valued at approximately $180 billion to $200 billion according to The Business of Fashion. Game developers and social media platforms quickly discovered that players enjoy the personal satisfaction that comes with posting their high scores and game achievements. Once they identified the mutual value, the two platforms started helping one another and adapted synchronously. Many communities were developed around different games and worlds within gaming environments, enabling a new platform for global communication.

In recent years, gaming companies saw the potential that multiplayer games had to become an even more interactive platform than social media. Today, many online games function as social platforms for people to interact with their friends. Games like Fortnite, Minecraft and Roblox are examples of how online games can create entire gaming communities and build robust social media networks. Online video games are evolving to become an alternative to traditional social media platforms, and as a meaningful interactive internet marketplace.

Sustainability

The need to reduce or contain the ecological footprint of the textile and apparel industry is affecting the entire industrial system. The urgency for change has flowed through from political and environmental activists and scientists, into mainstream government regulators, and business leadership across the globe. A sustainable industrial system requires the formulation of new strategies and thinking, integrated into business and operational frameworks around sustainable manufacturing, supply chain design, sustainability performance measurement and ongoing management. While industrial production is considered part of the problem, it is now also considered as part of the solution. From a practical point of view, companies are focusing their sustainability strategies to include technological improvements that enable cleaner production, pollution prevention, and other sustainable manufacturing practices.

Among the biggest environmental impacts of the textile industry are water pollution and waste of both water and garments.

In some countries where garments are produced, untreated toxic wastewater from textile factories is discharged directly into rivers and other water sources. This is extremely harmful to aquatic life and the health of millions of people living near to those riverbanks and water sources. In many cases, the contamination reaches the sea and eventually spreads around the globe. Approximately, 200,000 tons of dyes are lost to effluents every year according to an article published by Sustain Your Style. According to the World Economic Forum, the textile industry is also the second largest consumer of water. According to Sustain Your Style data, each ton of dyed fabric could require up to 200 tons of freshwater.

Consumer behavior and frequently changing fashion trends are making it difficult for fashion brands to accurately predict the volume of items that will be purchased, causing, among other things, approximately 30% of garments to be overproduced, according to the Australian Circular Textile Association (ACTA).

Overproduction helps drive massive inventory leftovers and negative pressures on financial performance due to the reliance on cost-per-unit production methodologies driven by traditional supply chains, which are designed for mass production volumes, and to significant mark-downs on those excess goods in inventory. According to the “Fashion in Focus” report of Sourcing Journal over stocked inventory that has not been sold results in increased discounting, margin pressure, and the cancellation of goods that customers want. Off-price and outlet retailers, both online and in-store, opportunistically purchase these overstock goods and create increased competition for already discounted wares. Redundant inventory and the lack of adequate recycling infrastructure causes textile waste to rise and become an industry wide problem.

The textile industry is one of the largest industries in the world. The sustainability of the textile industry is critically important, as are the differences companies can make environmentally, economically, and socially. A few of the key reasons that the textile industry should emphasize sustainability include reducing costs, protecting the environment, and creating goodwill from consumers for eco-friendly practices in a company’s supply chain. As one of the world’s most polluting industries, sustainability issues in the textile/apparel industry continue to receive great attention. According to a Preferred Fiber & Materials Market Report in 2021, less than 10% of the global textile market is composed of recycled materials.

Further, incoming regulatory constraints, including the New York State Bill, the Fashion, Sustainability and Social Accountability Act ‘the Fashion Act’, are now applicable to fashion companies selling products in New York and generating more than $100 million in revenues. According to this regulation fashion companies would have to map at least half of their supply chains and disclose environmental impacts including greenhouse gas emissions, water footprint, and chemicals used in production. Increasing regulatory trends around the globe are helping with the necessary shift to a more sustainable textile industry.

We strive to take a leading role in efforts towards, and be responsive to, societal calls for sustainability. In order to do so, we respond to the sustainability demands of consumers and regulators, which has the following advantages:

○	It ensures resilience to sudden market shifts from unforeseen disruptions (e.g., recent pandemic and associated supply chain disruptions); and

○	It responds to consumers’ immediate gratification needs.

In our quest for continued sustainability leadership, we are committed to both “Enable the Change” and “Be the Change” as our mottos for sustainability, which we believe will help to reduce the social and environmental impacts of the fashion industry. This sustainability strategy is holistic and incorporates numerous factors to best meet our goals, including stakeholders’ input and needs, our distinct business model and strategic goals, and the industry and overall ecosystem. We have set various sustainability goals related to both Planet and People that we hope will enable us to both “Enable the Change” and “Be the Change”, as follows:

Enable the Change:

Planet:

●	Preventing Overproduction: By 2030, innovate and build a richer suite of products and tools that facilitate further expansion of on-demand production.

●	Water Conservation: By 2025, establish an evaluation index to enable our clients to track and monitor their water conservation impact derived from our tech.

●	Sustainable Sourcing: By 2027, perform ESG audits of 20% of our material suppliers.

People:

●	Product Safety: By 2030, 70% of all our customers will undergo safety training, via a designated digital portal.

●	Ethical Marketing: By 2030, develop and implement a “Kornit Index” for inclusiveness in all partnerships with fashion designers.

Be the Change:

Planet:

●	Climate Action and Energy Efficiency: By 2030, reduce our GHG emission intensity (for Scope 1+2) by 75%.

●	Green chemistry: By 2030, reduce 50% of VOC (Volatile Organic Compounds) emissions through our customer production processes.

●	Energy Efficiency: By 2030, achieve energy-efficient certification for all our facilities.

●	Waste Management. By 2030, divert 90% of non-hazardous waste related to our manufacturing processes from reaching landfills.

People:

●	Diversity, Equity & Inclusion (DEI): By 2025, achieve full gender pay parity and by 2030, achieve a workforce of 40% women with women composing 40% of managerial roles.

●	Growth and Development: By 2030, provide every employee with at least 30 hours annually of professional training (excluding compliance and safety training).

●	Employee Health and Safety: By 2025, implement a requirement for all employees in technical positions to complete at minimum six hours annually of safety training and obtain ISO 45001 for our facilities.

●	Work Environment and Terms of Employment: By 2030, achieve an eNPS (Employer Net Promoter Score) of 80%.

Mega Consumer Trends Affecting our Industry

Personal Expression

We believe modern consumers are increasingly seeking the ability to express their identities and beliefs through everyday choices. In the past, a consumer’s choice of brand affiliation was primarily about aligning the self-image with the brand that was considered “appropriate”. Consumers are now seeking new and creative ways to express their identities through unique, customized or personalized impressions, styles, and messages created through their own “private brands” or via affiliation with unique designed goods from “no brand”. According to McKinsey, companies that grow faster drive 40% more of their revenue from personalization than their slower growth counterparts.

In the wake of COVID-19, expressive casual wear also became a growing trend with consumers spending more time working from home or in a hybrid environment.

Instant Gratification

The explosive growth and adoption of technology and mobile applications usage has catalyzed the modern consumer to seek solutions that are faster and easier than ever before. This shift has given way to an on-demand economy where immediate gratification has become standardized across industries. Examples include the instant arrival of rides in the transportation industry, unlimited on-demand video streaming, minimal wait time for food deliveries, or in the case of retail, instant visibility and availability of product and inventory, and ultra-fast delivery. Consumers expect to be serviced almost instantaneously and reward the brands that understand and meet their instant gratification needs. According to “The Future of Commerce Trend Report 2022” by Shopify, one of the most important qualities that online shoppers value is the estimated time of delivery, with 68% of online shoppers influenced by the estimated time of delivery, as they expect either same-, next-, or two-day delivery. According to Statista, the same-day shipping market in the U.S. is forecasted to exceed $10.6 billion in 2022, representing growth of approximately 80% since 2019, and is expected to reach over $15.6 billion in 2024.

Another important factor for consumers is free shipping. According to Inc, 88% of consumers are more willing to purchase from e-commerce stores that offer free shipping, while 87% of consumers are willing to shop at online stores that also offer free shipping for returns.

Given the changes in consumer behavior, retailers are evaluating ways to transform their supply chain, with a high focus on adopting on-demand production, improved inventory management and an efficient and scalable fulfilment infrastructure. In addition to retooling their internal fulfilment capabilities, many retail brands have begun to leverage the capacity of third-party online stores to meet consumer demand for delivery speed and product availability.

Social Media Influence

Fueled by widespread mobile device accessibility and the rise of mega social media platforms like YouTube, Instagram, and TikTok, influencer marketing continues to significantly impact social media and narrow the bridge between discovery, inspiration, and purchase. As of the end of 2022, 92% of internet users worldwide have a social media account, based on data from Statista. According to a Shopify survey from September 2022, 75% of global business decision makers believe interacting with customers in the metaverse will become commonplace.

According to Morning Consult’s “The Influencer Report” published in 2019, which surveyed over 2,000 13-38-year-olds in the US, when asked what traits they consider deciding which influencers to follow, 88% of respondents were looking for influencers who are authentic and genuinely care about their interests. We believe this can explain why sustainable bloggers and green living influencers are an increasingly popular subgroup. Many fashion influencers across the globe are using their platforms to promote ethical fashion brands, spread eco-conscious messages and encourage users to create a positive impact on the planet.

“Be Greener”

In recent years, news articles and documentaries about rising sea levels, declining air quality, and shrinking animal populations have become more common. Sales of reusable coffee cups and water bottles have increased, plastic straws were banned in many bars and restaurants around the world, and mega consumer brands, like Evian and Coca-Cola, have committed to using recycled materials in their production processes. The impulse to “be greener” is clearly gaining momentum. Millennials are driving a sustainable movement with their lifestyle and behavioral changes. A recent McKinsey survey of Americans between the ages of 18 and 24 said they are willing to pay a premium of nearly 15% for clothes made with recycled materials. According to Global Web Index’s Connecting the Dots report from 2021 around 40% of digital consumers surveyed said environmental concerns impact them the most when deciding to buy from a brand. According to McKinsey’s “State of Fashion 2023” survey, 54% of consumers anticipate buying more recycled clothes and 92% would take part in a brand-sponsored recycling program. Furthermore, about half of European purchasing officers expect more than 30% of their products to contain recycled fibers by 2025. Often coined the “green generation,” many brands are starting to see the appeal of and the opportunity to connect with their consumers through these changes, rather than viewing the changes as a regulatory burden.

This trend affects investments as well, as textile recycling technology has been an area of interest for investors. For example, in 2022 mechanical cotton recycler Recover raised $100 million of capital to fund the next stage of its expansion. Another example is Worn Again, which raised $32 million from strategic investors, including H&M, in October 2022 to help fund a new textile-recycling demonstration plant in Switzerland, bringing the start-up’s total fundraising to $46 million.

A quarter of respondents to a 2021 McKinsey survey in the UK said their purchase decisions were driven by sustainability, while 80% of consumers in a U.S. survey said sustainability was an important factor when selecting a fashion brand to shop from.

Governments and brands are joining efforts to promote industry regulation that supports eco-friendly global trends, including the imperatives of circularity, reducing overconsumption, ensuring transparency and traceability. Another important objective is to nearshore or re-shore operations, which could eliminate the pollution associated with transnational supply chains and transport, reduce production and delivery times, and minimize supply chain vulnerabilities against disruptions, making the supply chain more resilient.

Implications on Fashion and Apparel Transformation, as it Relates to our Business

Regardless of size and specific segment, industry players in fashion and apparel, whether traditional brands, digital start-ups, new generation e-tailers, or different forms of customized designers, now need to be nimble, sustainable, think digital-first and achieve ever-faster speed to market. They need to connect to the end consumer for self-expression, take an active stance on social issues, satisfy consumer demands for ultra-transparency and sustainability, and ensure they invest in an omni-channel strategy, thereby enhancing their manufacturing productivity, supply chain resilience, lean inventory management, and their ability to respond to the immediate gratification needs of the evolving consumer. Traditional brands are beginning to self-disrupt their own business models, adjusting their image and offerings in response to the new breed of emerging high growth digital native brands that are accelerating, thanks to changing consumer preferences, growing appetite for self-expression, and instant gratification. We expect more traditional brands to follow suit on this omni-channel path of self-disruption, which will have a significant impact on their ability to connect with consumers and meet their needs.

We believe the following objectives capture some of the key areas of focus related to our business, as traditional and new generation online-first fashion and apparel players continue to adapt their value propositions and operating models to the rapidly changing environment and consumer preferences. We believe these industry areas of focus will continue to fuel the growing need and demand for our innovative solutions:

○	Connect with consumers’ need for self-expression via unique graphical and text designs

○	Capture the moment, by shortening the time from inspiration and design, to a sellable product

○	Connect virtual fashion with the physical world - from virtual design to a ready-to-wear garment; from a physical piece to a virtual representation

○	Refine product assortments to focus on profitability and value

○	Connect with consumers via offerings that are personalized and customized

○	Implement a smart and lean inventory management strategies without compromising on design variety

○	Develop in-season reactivity to respond to unexpected demand for specific product offerings

Impact on the Industry Need and Demand for Operational Transformation

New generation start-up apparel and fashion businesses born and grown in digital retail and production, some of which are existing customers of our solutions, have already implemented successful full or partial on-demand production models with the establishment of their greenfield environments. We expect these businesses to continue scaling and perfecting their existing digital business and operating models, including investing in front-end technologies to continue improving the online customer experience and in further scaling their on-demand production capabilities.

We believe that in order to address the focus areas identified above, traditional industry and brands will continue to examine and digitally transform their predominantly mass production and inefficient analog operating production models and supply chains, especially as it comes to managing their finished goods inventory levels, which remains a meaningful financial risk. Traditional companies have continued to invest “upstream the chain” in better predicting buying trends, consumer preferences, and demand via sophisticated big-data analytics, as they plan their collections and inventory levels. However, consumer demand is becoming more volatile and difficult to predict. According to McKinsey’s 2023 “State of Fashion” report, macroeconomic pressures and the war in Ukraine continue to weigh on fashion’s global supply chains. According to the same report more than half of fashion executives believe supply chain disruptions will be one of the top factors impacting global economic growth in 2023, further demonstrating the challenges with prediction-only production planning and the need to shift to a more agile, partial or full on-demand production model. As a result, 65% of fashion executives are considering nearshoring or reshoring, creating new manufacturing hubs dedicated to serving US and European demand. We believe that industry players will continue to seek ways to adopt major changes to their business and operating models, supply chains, and, specifically as it relates to our business in how they design, produce and decorate garments and apparel. This movement can be demonstrated by the fact that 60% of fashion executives are considering forming strategic manufacturing partnerships with their suppliers.

We believe traditional fashion and apparel manufacturers are looking to close a number of key production gaps, which are described below, as they plan their future marketing and production strategies.

Mass Customization and Personalization: The capability to manufacture a relatively high volume of product options, carrying unique designs, without tradeoffs in cost, delivery and quality. In a simplified way, the ability to cater demand to mass produce customizable products with unlimited designs, on a one-by-one basis, in a cost-efficient manner.

“Shorter Runs”: Mass production of smaller batches, most likely with higher number of order amounts, at a similar cost per garment compared with producing large batches. Producing in smaller batches offers greater flexibility, as finished goods inventory risk is reduced due to ultra-short cycles more accurately replenishing the inventory stock in response to consumer demand and buying patterns. The pressure for smaller batch sizes and on-demand replenishment is driven in part by profitability and a desire for sustainability. McKinsey’s “State of Fashion 2023” report states the following: “While manufacturers are likely to be cost-conscious in 2023, developing capabilities for nearshoring, small-batch production and digital production processes will help them establish a competitive advantage and will make them less reliant on price as a bargaining chip in building relationships with brands.”

Proximity Production, Proximity Decoration and Nearshoring: Two decades ago, U.S. and European mass-market apparel brands and retailers shifted production to Asia to gain a cost advantage. Factors are changing this calculus by making it critical for companies to bring new styles to market more quickly and switch out lines mid-season. By moving manufacturing closer to consumer markets, brands can increase their speed to market, reduce transportation costs and duties, and mitigate various risks, including those related to inventories. In the McKinsey “State of Fashion 2023” Survey, 65% of fashion executives said they were considering nearshoring to address supply chain challenges. Moreover, in McKinsey’s 2021 Apparel Chief Purchasing Officers Survey, approximately 75% in North America said they expect to increase the share of sourcing from Central America, with more than 35% expecting to increase the share from Mexico. In Europe, Turkey is emerging as the preferred closer-to-home hub, with 85% of Western European respondents expecting to increase their supply from Turkey, followed by Eastern Europe and Northern Africa. By reducing time-to-market, companies can produce, partially produce, finish, print or decorate more closely in-line with demand, reducing overstocks and increasing full-price sell-through. Sourcing closer-to-home locations could create environmental benefits, too, for instance by reducing greenhouse gas emissions and energy use, as well as unlocking access to more sustainable materials and improving water stewardship. According to McKinsey’s 2020 Fashion on Climate report, approximately 70% of the industry’s greenhouse gas emissions was generated from upstream activities. Some manufacturers are therefore aiming to decarbonize production and leverage their improved sustainability credentials to further differentiate themselves from the competition.

Microfactories, Speedfactories, Reshoring: These are smaller and nimble manufacturing sites, usually planned out in an urban cell model, that can efficiently source or produce raw materials as well as produce and ship finished apparel goods end-to-end. The success of these factories heavily relies on being efficient with real estate and fully digital, with either a semi or fully automated manufacturing workflow, offsetting the inefficient cost structure often associated with large analog equipment and rising real estate and labor costs, predominantly in developed countries.

We believe the technology and digital textile printing solutions that we bring to the market, as listed in our products and technology sections, are key enablers for these business and operating models. We expect increasing demand and adoption of our solutions by start-ups and new-generation digital apparel brands, some of which are our customers, as well as from traditional apparel brands that need to transform their operating models to remain connected with their consumers.

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

The following chart summarizes the key steps involved in the analog printing process:

Rotary Screen Printing Rotary screen printing is commonly used to print on outerwear, underwear, sportswear, upholstery, and linens. It involves multiple, time-consuming process steps. Rolls of fabric pass through rotating cylinders that are engraved with the image or design to be printed. Each cylinder then applies ink of a different color, which forms part of the image or design. This process is generally used to print a pattern on a fabric roll that is then cut and sewn into finished products. Rotary screen engraving is a costly process that takes between four and five hours per cylinder and is frequently done offsite. Preparation of colors typically takes an additional 30 minutes and the setup of the printer itself typically takes nearly 1.5 hours. The process can require up to seven people. The maximum size of an image or design is limited based on the circumference of the cylinders, which is typically no more than 60 centimeters.

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

Digital Printing Processes

Digital textile printing uses specially engineered inkjet heads, rather than screens and cylinders or mesh stencils, to print images and designs directly onto fabrics. As such, the use of digital technology eliminates multiple complicated, costly, and time-consuming steps, such as screen preparation or cylinder engraving, preparation of pastes or inks, and screen or cylinder alignment.

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

Manufacturing flexibility: Digital textile printing allows a full image or design to be printed on a garment or cut fabric in one manufacturing step, compared with multiple steps in an analog printing process. Digital textile printing gives manufacturers the ability to print short runs, with personalization capabilities, in a cost-effective manner with a minimum order quantity of one unit. Unlike screen printing, digital printing costs remain the same when printing a single unit or multiple units. This allows printers to execute orders one by one without needing to accumulate large demand for a design before printing. In a post- COVID-19 world, manufacturing flexibility will play an essential role in building brands’ resilience. Companies must rethink their sourcing strategies while implementing cutting-edge supply chain management, and building in greater flexibility, in order to keep products at pace with customer demand.

Design flexibility: Digital textile printing enables a larger variety of artwork to be imprinted, without limitations on number of colors per design and high-resolution imaging.

Integration with advanced workflow environments: Digital textile printing is better suited for the transition of the production floor environment to full digitization, including connectivity to cloud networking elements and productivity analytics software solutions.

Reduced time between design and production: The digital textile printing process allows for samples to be quickly produced, evaluated, and modified, which permits brand owners to increase the frequency and variety of replenishment cycles in response to fashion trends.

Decreased risk of excess inventory: The costly and time-consuming upfront setup required in analog production methods is avoided when using digital printing technologies. Therefore, digital printing enables the cost-efficient production of a smaller quantity of garments, which mitigates excess inventory risk and improves profitability. Stocking blank garments or fabric and decorating them only when demand is identified significantly reduces the amount of inventory at risk. This reduces working capital requirements, thereby enabling the emergence of numerous online businesses focused on the sale of printed textiles.

Reduced labor and physical space requirements: Digital textile printing requires significantly less labor to print an equivalent output due to the significant reduction in process steps. Kornit’s unique proprietary process for digital textile printing further reduces the need for labor and introduces additional floor space savings for manufacturing equipment by eliminating certain process steps and consolidating multiple process steps into a single printing system. The combination of labor savings and a smaller floor footprint, coupled with lower energy consumption and a lack of environmental impact, enables manufacturers to move production closer to consumers in a cost-effective manner. The textile business is very seasonal and the need to retain employees bears a heavy financial burden. The move to digital printing significantly reduces the need for manpower and allows for a more flexible cost structure.

Sustainability: Digital textile printing significantly reduces industrial water consumption and discharge of toxic chemicals by eliminating the need to wash screens for color changes and repeated use. We believe that this results in reduced environmental impact and in turn enables manufacturers to comply with regulatory and brand guidelines at a location of their choosing, in many cases in populated areas which are not industrial in nature.

Our Business

We develop, design and market innovative digital printing solutions for the global printed textile industry, with the aim of becoming the operating system for fashionX and textile production offering end-to-end solutions including digital printing systems, inks, consumables, and an entire global ecosystem that manages workflows and fulfillment. Our product and services offerings serve fulfillers and demand generators, such as brands, creators, and licensors, thereby connecting demand and supply, with a major focus on the fashion, apparel and home décor segments of the industry.

Our vision is to create a better world where everybody can bond, design, and express their identities, one impression at a time.

Our mission is to revolutionize the fast-changing fashionX and textile industry by facilitating and expediting the transition from analog processes that have not evolved for decades and are not fit for the rapidly changing business models and self-disruption needs of the industry, to digital methods of garment, apparel and home decor finished goods production and decoration that address the contemporary supply, demand, social and environmental needs of the industry in which we operate. We strive to connect demand generators like fashion brands, e-commerce platforms, marketplaces, designers, and licensors to the most advanced production capabilities by becoming the operating system for on-demand, sustainable fashionX and textile production. (self-expression through textiles - anyone, anywhere, anytime).

We focus on the rapidly growing high throughput, direct-to-garment, or DTG, and Direct-to-Fabric, or DTF, segments of the printed and decorated textile industry. Our solutions include proprietary digital printing systems, ink, and other consumables, associated software and value-added services that allow for quality and cost-effective large-scale printing of short runs of complex images and designs directly on finished garments and fabrics. Our solutions address the growing production gaps reflected in the need to shift to shorter runs, proximity production, proximity decoration, partial or full on-demand production, and EcoFactory models by enabling our customers to print and decorate high quality products in a time efficient, cost-effective, and environmentally friendly manner. This allows textile manufacturers to transition from their traditional business and operating models of supply based on demand predictions, to partial or full on-demand or made-to-order models, by which decoration of fabric and production of finished goods only takes place once a customer order has been issued.

Our solutions are differentiated from other digital methods of production because they eliminate the need to pre-treat fabrics prior to printing, thereby offering our customers the ability to digitally print high quality images and designs on a variety of fabrics in a streamlined and environmentally friendly manner. When compared with analog methods of production, our solutions also significantly reduce production lead times and enable customers to produce smaller quantities of individually printed designs more efficiently and cost-effectively, thereby mitigating the risk of excess inventory, which is a significant challenge for the industry, as further described in our “Industry Overview” section above.

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

In April 2019, we supplemented our original DTG printing technology with our Kornit NeoPoly Technology, which is our industry’s first digital, industrial process for high-quality printing on polyester, thereby opening the large sport and athleisure market to our digital printing solutions. The Kornit NeoPoly Technology addresses existing challenges with a new process and ink set implemented in the Kornit NeoPigmentT process. Our process handles polyester applications without having to compromise on design, run size, substrate, or labor costs. The breakthrough technological innovation has been achieved by an innovative ink set and a physical and chemical process specifically developed for low-temperature curing, and polyester-enhancing functionalities developed to maintain fabric characteristics and provide superior fastness. This unique process overcomes dye migration on polyester. The inks are Eco-Passport certified and do not contain PVCs or any other toxic ingredients. The first system equipped with our Kornit NeoPigment Technology is the Kornit Avalanche Poly Pro, a member of our industrial platform, which became commercially available in April 2019.

In April 2021, we supplemented our original DTG printing technology with our new Kornit MAX technology, which enables never-seen-before print quality and durability standards, together with enhanced production speed. The breakthrough technological innovation has been achieved thanks to new additional process and consumables capabilities, enabling optimal control over print quality and durability on a significantly larger media variety.

With our MAX technology we also introduced new consumables enabling another groundbreaking innovation – Kornit’s XDi technology. Kornit XDi brings a new dimension to digital printing by enabling to print multiple layers to create unlimited 3D-effects. XDi’s unique premium applications open new markets for our customers and offer boundless creative freedom powered by a simple, single-step, digital and sustainable process. Our customers are now able to do much more with their printing equipment and enter into higher margin premium markets.

In July 2022, we introduced the Atlas MAX Poly, which extends our technological capabilities in high quality printing on polyester even further by leveraging the Kornit MAX technology and incorporating it as part of our proprietary polyester printing process which is based on the Neo Olympia ink set. The Atlas MAX Poly harnesses an innovative low temperature curing ink set alongside a new process and consumables to deliver highest quality digital printing on polyester as well, as delivering improved productivity rates. These new capabilities expand our opportunity within the sports and athleisure spaces. This new platform is also equipped with Neon applications and a proprietary consumable called ProGuard, which acts as a barrier between the fabric and print and promotes the inhibition of dye migration.

In addition to offering solutions that target DTG applications, we also market an industrial digital printing solution, the Kornit Presto, which targets the on-demand DTF market. While the DTG market generally involves printing on finished garments, the DTF market is focused on printing on fabrics that are subsequently converted into finished garments, home or office décor, and other items. The Kornit Presto, like our predecessor Kornit Allegro, utilizes our proprietary wet-on-wet printing methodology and houses an integrated curing system. Following the Allegro, the Presto offers the sole single-step, eco-friendly, stand-alone industrial DTF digital textile printing solution available on the market. We primarily market the Kornit Presto to businesses seeking horizontal or vertical expansions into fabric decoration, such as innovative web-based businesses operating on-demand models that require a high degree of variety and limited order quantities, as well as to fabric converters, which source large quantities of fabric and convert untreated fabrics into finished materials to be sold to garment and home décor manufacturers, and to sustainable fashion producers seeking a competitive edge in today’s changing supply chains. We believe that with the Presto we are well positioned to take advantage of the growing trend towards customized fashion, home décor and on-demand fabric printing, where there is an increased focus on sustainable production. We began selling the Presto commercially in the second quarter of 2019, four years after having introduced our initial DTF digital textile printing solution, the Kornit Allegro in the second quarter of 2015.

In October 2021, we introduced the Presto MAX. The Presto MAX is the first digital print system to offer white printing on colored fabrics, enhancing decoration capabilities for dark colored fabrics more broadly. In addition, the Presto MAX is the only single-step solution- and the most sustainable solution available- for direct-to-fabric printing, delivering quality, soft feel, with whites and brighter neon colors. As mentioned above, the MAX technology enables our new Presto MAX to utilize the innovative XDi technology, enabling our customers to cater to new market verticals and to offer completely differentiated, high-value applications.

Kornit Presto MAX is compatible with natural, synthetic, man-made and blended fabrics, and includes advanced algorithms infrastructure for smart automatic calibration, to deliver high-quality results with short cycle times and minimal manual interruptions or defects. The system was designed for compatibility with the KornitX global fulfillment ecosystem to enable anywhere, anytime production, supporting a true distributed on-demand sustainable production model with fulfillment closer to the end consumer, eliminating time and logistical waste, while empowering brands to ensure quality and consistency across all systems and production sites.

Kornit Presto MAX provides the cornerstone of a smart, efficient, sustainable EcoFactory that empowers producers to cover and integrate more parts of the process, from design to finished product, to decrease their carbon footprint, water consumption, and energy, and to utilize automation to increase productivity and generate less waste. This means eliminating excess time, labor, and shipping throughout the value chain, enabling proximity on-demand production to meet the accelerated demands of a web-driven global marketplace-revealing new sales channels and clever business models to grow the business long-term.

KornitX

Building on our acquisition of Custom Gateway and the expanding installed base of Kornit systems, in May 2021, we announced the establishment of KornitX. KornitX is a key building block in our execution plan to become the operating system for on-demand sustainable fashion. KornitX provides an end-to-end solution, connecting demand generators and e-commerce channels to sustainable on-demand fulfillment across the globe, utilizing its digital software platform and a global fulfilment network of on-demand manufacturers and fulfillers.

Our Competitive Strengths

Leading player in the fast-growing industrial digital DTG market. We are the leading player in the fast-growing, industrial and mass production, digital direct-to-garment, or DTG, market based on our sales, and have approximately 1,300 active customers globally. We have been revolutionizing the industry since 2005 and have developed a robust solutions portfolio and scaled our go-to-market infrastructure over the course of this period. Other than our unique intellectual property and technology, and our robust go-to-market infrastructure, our application experts have the best industry knowledge. Consequently, we believe we can greatly support and advise our existing and future customers with the best-known methods to optimize their production environments. Our unique DTG product offering includes novel embellishment applications leveraging our XDi technology and a long roadmap of new consumables and applications. In addition, we introduced an automation journey available on the MAX platforms starting with automatic loading and unloading with a clear pathway to establishing a lights-out factory. We focus on the rapidly growing high-throughput DTG and direct-to-fabric, or DTF, segments of the printed and decorated textile industry. In the DTG segment, based on our assessments of third-party market data, we project the number of annual impressions (including relevant printed or embroidered impressions on, for example, t-shirts, hoodies, pants, bags, etc.) to grow from approximately 21 billion in 2020 to approximately 31 billion on an annualized run-rate basis by the end of 2026. We estimate that only approximately 1% to 2% of these DTG impressions are digitally printed today. Within the DTG market, we estimate that in 2020 approximately 70% of impressions were from brands and private labels, making it the largest portion of this market, while approximately 20% of impressions were from the promotional portion of the market and approximately 10% of impressions were from the customized design portion of the market. The COVID-19 impact to growth rates varies, resulting in both tailwinds and headwinds across the different segments of the market. In the roll-to-roll market, based on our extrapolations from third-party market data, we project the total square meters of fabric printed to grow from approximately 39 billion in 2020 to approximately 42 billion by the end of 2026, considering the fluctuation in demand caused by COVID-19 and recent macroeconomic dynamics, with only approximately 6.5% being printed digitally today. We, therefore, believe that our leadership position, combined with continued technology innovation, and operational improvements, will allow us to grow our business in the coming years.

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

Disruptive technology that enables our customers to adopt new, or improve existing, business models. Our digital printing solutions allow our customers to develop new, or improve existing, business and operational models by enabling them to produce short to medium runs of high-quality customized garments efficiently. This facilitates online business models that require an on-demand and made-to-order basis and allows brand owners to produce and decorate garments in-house. With a constantly growing worldwide active customer base of approximately 1,300 customers, we are witnessing the creation of a global fulfillment network of printing specialists that are leveraged by large numbers of websites that offer customizable garment printing services. As demand from these customers grows, so does the utilization of our systems, which in turn print more impressions, consume more ink, and once used to their full capacity, will require the purchasing of additional systems. In November 2020, we formed a new business line, founded on the basis of Custom Gateway, focused on enabling brands, retailers, licensors, and marketplaces to realize the benefits of digitization by connecting them to the most suitable on-demand production and logistics operations, while ensuring consistency, quality and brand integrity.

Environmentally-friendly printing processes. A significant portion of global industrial water pollution comes from textile dyeing, printing and finishing. We believe that environmental factors are beginning to assume a significant role in the decision-making process of our existing and potential customers, with an increasing number of countries adopting restrictions on the use of technologies like screen printing that generate significant wastewater. Our printing process eliminates the need for separate pre-treatment, as well as steaming, washing or rinsing of textiles during the printing process, which leads to a significant reduction in water consumption compared with conventional printing methods. In addition, our inks are certified by leading industry groups as being safe for system operators, consumers and the environment. Finally, our systems offer energy saving processes that result in the use of significantly less power compared with traditional printing processes. We believe that these environmental benefits will further drive market penetration of our solutions and enable manufacturers to move production closer to the consumer in a cost-effective manner.

Attractive business model. We currently offer a broad portfolio of differentiated digital printing solutions for the digital industrial and mass production DTG market. Our existing and growing installed base of systems results in recurring sales of ink and other consumables, which are specially formulated to enable our systems to operate at the highest throughput level. These recurring sales are generated at attractive gross margins. Recurring sales of ink and other consumables have historically offered us a degree of visibility into a significant component of our operating results. We believe that our recurring sales model also enables us to foster close customer relationships, as it facilitates ongoing engagement with our customers, positioning us to provide tailored solutions and expands our ability to provide value-added services to our customers. Our customer relationships are further strengthened by a trend towards the ownership of multiple systems, as the number of customers with at least two systems has grown from 155 as of December 31, 2014, to 300 as of December 2022. The number of customers with at least 10 systems has grown from 9 as of December 31, 2014, to 16 as of December 31, 2022. We anticipate that revenue from services will increase over time as our growing installed base begins their respective upgrade cycles and we continue to expand our service contracts business model. Additionally, our high throughput systems, such as the Vulcan Plus, Atlas MAX, Atlas, Avalanche, and Presto systems, generally driver higher sales of ink and other consumables. Large customers typically run at high utilization rates and can consume up to five times as much ink per year compared with other customers. By developing and implementing proprietary end-to-end solutions for our customers, we believe our business model is differentiated from more commoditized solutions serving the same end markets. We have proven our ability to grow revenues while maintaining an attractive margin profile and we intend to continue investing in our business to drive profitable growth in the future.

KornitX adds an additional layer of revenue to Kornit’s business model from on-demand product generators, such as brands, retailers, creators, as well as print service providers and fulfillers. The KornitX business model earns revenues from software subscription fees, transaction charges, professional services, and on-demand product fulfillment.

Product upgrade strategy. In 2016, we began to implement a long-term strategy to support our installed base with upgrade paths to newer, more advanced, systems. The goal of this strategy is to allow our customers to extend their return on investment in Kornit systems, and in return, we enjoy growth in system utilization and on-going capital investments in our equipment.

Product refurbishment strategy. In 2019, we introduced a new line of factory refurbished systems, based on the Avalanche and Storm platforms. This line of business enabled us to expand our product offering with the latest technology capabilities at different price points, as well as provide us with maximal control over any after-market activity. This initiative made it easier for our existing customer base to adopt our latest technology as they traded in their existing relevant installed base, which in turn found its way to new customers who were more sensitive to capital expenditures. As a part of our sustainability strategy, this line of business enabled us to re-use systems, sub-modules and other parts to their fullest potential and life expectancy, thus reducing waste and other environmental impacts of unnecessary production of new systems. In 2021, we changed our strategy to the sale of used systems, in place of refurbishment of systems. The selling of used systems is our preferred approach for the aging Storm and Avalanche configurations. The sale of used systems appears as a more sustainable procedure, which maintains the original advantages of our refurbishment strategy including re-using sub systems; reducing carbon footprint; and providing lower price printing solutions.

Robust intellectual property portfolio driven by an innovation-based culture. Our intellectual property portfolio reflects over a decade of significant investments in digital textile printing, which we believe creates significant barriers to entry. We have developed a strong base of technology know-how, backed by our portfolio of intellectual property, which includes 79 issued patents and 30 provisional or pending US applications, 34 pending non-US patent applications and 16 pending PCT applications that cover wet-on-wet printing methodology, ink formulations, printing processes and related methods and systems. Our team of over 239 researchers and developers, including chemists, electrical engineers, system engineers, software engineers and mechanical engineers, ensures that our systems remain technologically advanced, and are well engineered, user-friendly and highly reliable.

Extensive product portfolio, strong new product pipeline and end-to-end solutions. With throughput ranging from 40 to 235 garments per hour, our DTG systems are suited for smaller industrial operators with limited budgets, as well as mass producers with complex needs. Since 2015, we have commercialized several new solutions in the DTG market, including: the Vulcan and (In January 2020) the Vulcan Plus, which are cost-effective, digital substitutions for carousel screen printing and high-capacity, industrial DTG systems. The HD family of solutions (including, in January 2020, the Storm HD6 Lite refurbished system); The Atlas, our high throughput mass production digital DTG system; Beginning in April 2019, our specialty DTG solutions- the Avalanche Poly Pro, enables digital printing on a variety of polyester products and other fabric types, including cotton, cotton-polyester blends, silk, leather, denim, linen and wool.

Our MAX technology, which was first introduced on the Atlas platform in April 2021, opened a new category for DTG, offering the highest retail quality to meet the needs of leading fashion and sports brands. The MAX technology offers a significant incremental value to our installed customers through upgrades, as well as to new customers targeting new market verticals. Our MAX technology is another key milestone in our roadmap as it opens new market categories for our customers to serve, as well as enabling never-seen-before high value applications such as XDi, enabling our customers to further establish their competitive differentiation, expand their business and improve their profitability. Our future roadmap remains focused on the continued development of proprietary processes, continuously expanding the breadth of applications upon which we can print while pushing the envelope of cost-efficient manufacturing further as a means to expand our serviceable addressable markets and maintain our customers’ leading market position.

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

The KornitX software platform addresses two types of target audiences: demand generators and print providers (fulfillers.)

●	Solutions for print service providers; and

●	Solutions for demand generators (e.g., brands, licensors, creators, retailers and online commerce platforms).

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
The platform enables the import and management of orders for on-demand, personalized and virtual stock products from multiple sales channels for fulfilment. Customers can create, manage, and share virtual product data and turn orders into print jobs organized in a production-ready manner. The platform also manages blank products and inventory for stock management.

●	With KornitX, on-demand fulfillers can automate end-to-end production processes on the factory floor with an industry-leading scan point workflow, improving efficiency and visibility of each order.

●	Finally, KornitX offers a global fulfillment network (GFN), which is a world-class group of fashion, textile, and print-on-demand fulfillers, providing print services to the world’s top fashion brands, retailers, licensors and other demand generators, enabling them to fulfill closer to the end-customer and to guarantee the highest quality on every order.

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

Strong management team. Our Chief Executive Officer, Ronen Samuel, and our Chief Financial Officer, Lauri Hanover, bring extensive experience of management roles in publicly traded companies and/or in management roles in the printing industry. Our management team’s industry expertise and extensive experience in running global companies will enable us to execute our growth strategy. Our management infrastructure also includes executives who are experienced in the management of people, large scale business, innovation, product development and acquisitions in larger public organizations, including HP, Amazon, Applied Materials, NICE, Amdocs and Mitsubishi Fuso Trucks of America. Since 2013, our workforce has grown from 190 to 934 as of December 31, 2022, as we strategically invested in human resources to support our growth. Additionally, more than 417 of our employees are in regional locations, enabling us to provide more localized service to our customers.

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

The first key element focuses on the production floor. We are digitizing the production floor by growing our tech leadership and solution offering. We are strategically focused on investments in our research and development, product management, solutions and applications development areas to continue driving innovation and automation within the industry, thereby allowing our customers and prospects to grow their businesses by enabling them to expand their product offering with additional applications, designs, and fabric types. We focus on constantly removing barriers as they relate to quality, hand feel, and cost. . We will continue to drive the productivity of our technology to allow existing and future customers to cost-effectively obtain new jobs, and transfer existing recurring jobs and impressions from analog to digital printing, which we believe will drive increased sales of systems, consumables, software and services. As part of our strategy, we will continue to bring to the market solutions that enable efficient mass production and customization in a rapidly transforming industry that is shifting to shorter production runs and mass production of on-demand, at times one-by-one orders. Our latest unique innovative technology offering includes novel embellishment applications that are replacing many of the applications that were once before producible only with analog methods. This is made possible by leveraging our XDi technology and new consumables. The acquisition of Voxel8 and the future integration of its technology to create new decorative and functional application is another important step in digitizing production process by replacing existing applications and enabling never-seen-before ones. In addition, we introduced an automation journey for our MAX platforms, starting with automatic loading and unloading with a clear path for streamlining production and a lights-out factory. Our expansion of our cloud software workflow solutions via the acquisition of Custom Gateway and the formation of KornitX are direct execution initiatives of this strategy. KornitX workflow solution provides the software layer of the production floor management, driving an efficient manufacturing process with high visibility and performance measurements throughout the entire process. Orders are routed automatically to the production floor and managed to facilitate efficient on-demand production on a mass scale. The technology enables customers to realize the full benefits of digitization by seamlessly connecting the front end to the most suitable back-end element. We believe that removing market barriers includes periodically introducing to the market innovative digital processes that address key industry pain points and gaps, which traditional analog techniques cannot handle, do so with poor quality, or do so in a non-cost efficient or non-environmentally sustainable manner. We believe that continuing to remove market and technology barriers and developing new features and functionality of our solutions will allow us to win new customers and increase system, consumables, software and services sales to existing customers.

Another key element of the operating system is establishing KornitX as the virtual layer of the on-demand production workflow, connecting the front-end with the back end. KornitX is the engine and the brain behind the operating system, managing every aspect of the end-to-end process. The KornitX solution connects the virtual demand with the physical supply by capturing impressions generated in the front-end and using its smart routing engine - assigning them to the best suitable production location. This enables a true on-demand, sustainable manufacturing process that supports consumers’ immediate gratification. KornitX is the enabler of the massive opportunities for the end-to-end on-demand workflow, in both B2C and B2B environments across different verticals, including fashion, sports, music, entertainment, influencers, gaming and broader creator and merchandiser communities. We are focused on four execution areas of this key element:

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

The following are additional elements of our growth strategy and catalysts that will drive our business expansion:

Expanding in Key Markets

We plan to continue growing our customer base by targeting new customers in markets that are adjacent to those in which we have been operating. To date, we have primarily catered the customized design market, consisting of online businesses of different sizes, focused mainly on mass customization and personalization that are enabled by using our technology. An example of our success in this market is the Master Purchase Agreement, that we entered into on January 10, 2017, with an affiliate of Amazon.com, Inc. To date we have supplied systems, large quantities of inks and consumables and paid services have to multiple facilities under the agreement. During the years 2021 and 2022, Amazon-related revenues were $87.0 million and $73.2 million, respectively. In September 2020 and November 2021, Amazon exercised its vested shares under the warrant agreement signed in 2017 and immediately entered into a new transaction in September 2020 pursuant to which Kornit issued Amazon a warrant to acquire Kornit’s shares. The shares underlying the new warrant are subject to vesting as a function of payments up to an aggregate of $400 million by Amazon over a five-year period for two different categories of product lines and services. The newly signed agreement with Amazon expresses the close partnership with Amazon and the trust Amazon has both in the existing and future Kornit solutions. We expect that our relationship with Amazon will continue to expand in the future and that they will remain a significant customer. We expect continued growth with other existing customers in the customized design market as those customers seek capacity growth, provide new applications and expand into new market segments and geographies. We also expect to add new customers in the customized design market, as the market continues to grow and develop. With the breadth of our existing portfolio and our continued investment in features and functionality, we believe we are well positioned to expand our market reach by penetrating adjacent markets in the form of traditional and start-up brands, private labels, and the promotional market, in which we can drive adoption of digital DTG and DTF printing solutions in place of analog screen-printing production methods, which are currently primarily relied upon in these markets. While we have started to penetrate these markets, directly or via third-party fulfillers and decorators, we plan to deepen our reach into these important markets as they seek to transform their business and operating models.

Maximize Impressions

We are focused on increasing sales to existing customers by introducing new digital printing applications, developing new features and functionality of our systems, offering new system upgrade products to make it easier for customers to renew their fleets and update their install base to the latest technology available, increasing sales of software, offering customers empowerment program inclusive of basic and advanced training, with a goal of enabling our customers to increase utilization of their systems. With our move into solution selling, we are focusing on providing our customers with value added services including training programs, proactive services, production consulting and end-to-end workflow improvements. Through these value-added services, we are able to increase system availability and utilization, end-user product quality, and to increase impressions. We also intend to actively refer business to our customers by connecting them through our cloud software workflow platform with online businesses that seek fulfillment partners, which we believe will improve our business relationship with our customers. Our objective is to help customers operate their businesses more efficiently, print more impressions and increase utilization of their systems, thereby requiring more ink and other consumables purchases as well as potential investment in new systems as they require additional capacity.

Expanding our GTM

We continue to strategically invest in our go-to-market infrastructure across geographies, including in our sales, applications, and services teams. While maintaining an overall hybrid go-to-market strategy that includes both indirect and direct sales, we have adopted a direct sales model in North America, Germany, Poland, and the United Kingdom, and are assessing moving towards that model in additional key markets. In North America, we initiated the transition towards direct sales via our acquisition of the U.S.-based digital DTG printing assets of SPSI in 2016, in which we acquired an increasing number of larger accounts, which require a more direct relationship between our company and the related customers. We completed the transition in North America to a full direct sales model in February 2019, with our acquisition of customer business assets from Hirsch, our former primary distributor in the United States and Canada. By fostering direct sales relationships with our North American customers, we have been deepening our relationship with them, and better aligning our product roadmap to meet their needs.

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

We are seeking to increase the number of customers that rely on us to provide services for their systems by expanding our service capabilities and driving adoption of our portfolio of services contracts. As of December 31, 2022, we had service contracts in place with approximately 44% of our industrial and mass production installed base. Service revenues were $49.0 million in 2022. In addition to driving gross margin improvement, we believe this provides us with an opportunity to work directly with customers with the goal of reducing system down-time, educating customers on how to optimally use our systems to drive increased utilization and growth in impressions printed, expanding the variety of print applications, as well as increasing sales of post-warranty service contracts and other professional application development services.

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

Our acquisition of Custom Gateway, a provider of cloud-based software workflow solutions with innovative technology, in August 2020, enabled us to offer an end-to-end on-demand production solution for our customers. Upon the acquisition of Custom Gateway and the integration of its solution, we established KornitX. We aim to strengthen and expand the KornitX solution both organically and inorganically. Some of the inorganic directions we are strategically exploring include technological components in the connectivity layer of KornitX, such as automation, AI and data-driven decision making, and enriching our front-end offering with tools such as virtual creation, content management, marketplaces, and visualization. We expect the combination of KornitX software workflow portfolio with our existing and future technologies to bring to the market an end-to-end solution for on-demand production.

Our acquisition of the assets of Voxel8, an advanced additive manufacturing technology for textiles, provides us digital fabrication of functional features with zonal control of material properties, in addition to the use of high-performance elastomers that adhere to inkjet technology. Our acquisition of Tesoma, a provider of high-quality engineering and high-performance, cutting-edge, textile curing solutions, which closed in April 2022, is an important part of our strategy to add smart automation capabilities within our innovative, sustainable, on-demand production solutions, empowering customers to improve productivity, optimize quality, and reduce the total cost of ownership-all in a more sustainable production environment. Each of these acquisitions has enhanced the positioning of our company. Future acquisitions may also allow us to strengthen our existing portfolio of solutions or add new capabilities.

Our Products

Direct-to-Garment (DTG) Systems

In 2019, we started consolidation of our core DTG products portfolio to rely on our HD technology. The HD technology enabled our customers to produce retail-quality prints with competitive cost per print. This represented a clear focus in our product offering, supporting our strategy to penetrate the market segment of brands and private labels. The combination of our HD technology, together with the Eco-Rapid ink-set, introduced in January 2019, enabled our customers to produce retail-quality prints with competitive cost per print, allowing them to replace screen printed jobs, including those targeted for the retail market. Leveling up our product portfolio to the superior performance of our HD technology allowed us to execute our screen-replacement strategy across different market segments and a variety of customer types and sizes. The underlying strategy behind this system lineup was to accommodate a variety of customer types with the highest digital printing capabilities at a variety of productivity levels and price points, enabling them to produce the same retail-quality at the same CPP on all our HD systems. The differentiation across our line of HD systems was mainly based on system productivity and total cost of ownership, with a clear benefit to our higher productivity systems.

Yearly Output DTG Portfolio

System	Output range*
Storm HD6 Lite	50K-60K(1)
Storm HD6	96K165K(2)
Avalanche HD6	237K-360K(3)
Atlas	422K-640K(3)
Atlas MAX	330K-500K(3)
Vulcan Plus	620K-940K(3)
Atlas Max Poly	266K-400K(3)

*	Yearly output measured in high productivity print mode (13“X13”, Dark)

(1)	The calculation is based on productivity of 8 hours shift in the range of 220 working days to 250 working days.

(2)	The calculation is based on productivity range of 8 hours shift in 220 working days to 12 hours shift in 250 working days.

(3)	The calculation is based on productivity range of 12 hours shift in 220 working days to 16 hours shift in 250 working days

In the beginning of 2019, we launched a new industrial DTG platform - the Kornit Atlas. The Atlas represented our next generation direct-to-garment printing platform, equipped with our next generation HD technology and designed mainly for high-volume garment decoration businesses and mid-to-large size screen printers. With its retail-grade print quality, high productivity and attractive total cost of ownership, the Atlas allows our customers to serve additional market needs and open new opportunities.

In January 2020, we introduced the Storm HD6 Lite Refurbished, which effectively replaced the Kornit Storm II, enabling DTG printing for smaller print operations, such as commercial printers moving to the industrial market and analog printers broadening their production capabilities. It has a production capacity of up to 60,000 impressions annually and provides on-demand DTG printing that meets high-level, retail quality and sustainability standards.

In January 2020, we also launched the Vulcan Plus, which is currently our highest productivity HD system, with the best total cost of ownership for large production facilities with high volumes of mass customization print jobs. The Vulcan Plus is based on the Vulcan platform, that was introduced in 2016, and was designed based on our customers feedback and field experience with the platform.

Building on the new product introductions of 2019 and 2020, we were able to create an extensive HD product portfolio, ranging all our main product platforms and a multitude of product configurations - starting from the Storm, through the Avalanche, and all the way to the Atlas and the Vulcan. In alignment with our products upgrade strategy, different upgrade paths are available to the HD systems, enabling our customers to equip themselves with new and superior capabilities and improve cost of ownership on their existing systems, expanding their business opportunities and allowing us to earn additional revenues from our existing installed base.

Specialty DTG: In 2019, we established another line of products as a part of our DTG offering - specialty solutions. This new line of products introduces a diversification in our offering, representing our product strategy of solutions. The underlying strategy behind this new line of products is to identify specific market needs and application challenges representing major market opportunities and address them with unique and specific solutions. In 2019, we introduced a new and innovative process for printing on dyed polyester, addressing the cross-industry challenge of dye-migration, when decorating dyed polyester. This new solution was introduced to the market during 2019 on a new system from the Avalanche platform - the Avalanche Poly Pro.

Based on our NeoPoly technology, the Avalanche Poly Pro can print on dyed polyester, using our new and innovative low temperature curing process, thus reducing the challenge of dye-migration that currently exists in all other polyester decoration techniques.

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

In 2021, we launched a new industrial DTG platform - the Kornit Atlas MAX. The Atlas MAX represents our next generation direct-to-garment printing platform, equipped with our next generation MAX technology. The MAX technology introduces new consumables that help produce superb print quality, durability and print speed while allowing optimal ease of use, minimal application tweaking, wider working window, and a significantly larger media variety. In addition, the Atlas MAX introduces the Kornit XDi technology that enables the printing of multiple layers to create unlimited innovative 3D effects and premium applications like mimicking embroidery, heat transfer and vinyl for example. With the capabilities of Atlas Max and the Kornit Xdi technology, our customers are now able to do much more with their printing equipment and enter new premium markets.

In 2022, we released an upgrade kit for our Atlas printer that enables existing customers to upgrade to the Atlas Max. With the new upgrade kit, Atlas users can benefit from the latest technological advancements in digital textile printing, including the exclusive XDi technology. XDi technology allows for printing of high-quality images with greater detail and color depth, making it ideal for embroidery-like printing. The Atlas Max also features advanced software, additional chemistry (Qfix and Intensifier). Overall, the upgrade kit provides Atlas users with superior quality, throughput, and flexibility, enabling them to enhance their production capabilities without having to purchase an entirely new printer.

In July 2022, we introduced the Atlas MAX Poly, which extends our technological capabilities in high quality printing on polyester even further by leveraging the Kornit MAX technology and incorporating it as part of our proprietary polyester printing process which is based on the Neo Olympia ink set. The Atlas MAX Poly harnesses the innovative low temperature curing ink set alongside a new process and consumables to deliver high quality digital printing on polyester as well as delivering improved productivity rates. These new capabilities expand our opportunity within the sports and athleisure spaces. This new platform is also equipped with Neon applications and a proprietary consumable named ProGuard, which acts as a barrier between fabric and print and promotes the inhibition of dye migration.

Summary of our DTG Systems:

The following table summarizes key aspects of our DTG systems, all of which are compatible with a wide range of fabrics, including cotton, wool, polyester, viscose, lycra and various blends, and print at maximum resolutions ranging from 600 to 1,200 DPI.

System	Target Customer	Effective Throughput Light/Dark Garments(1)	Colors	Max. Printing Area
Breeze*	Entry Level	32/25	CMYK + White	14 x 18 in
Storm HD6 Lite	High Throughput	40/30(2)	CMYKGR + White	20 x 28 in
Storm 1000*	High Throughput	170/85	CMYK + White	20 x 28 in
Storm Hexa*	High Throughput	170/85	CMYKRG + White	20 x 28 in
Storm HD6	High Throughput	70/55(2)	CMYKRG + White	20 x 28 in
Storm Duo*	High Throughput	190/N.A	CMYK + White	20 x 28 in
Avalanche*	High Throughput	150/100	CMYK + White	23.5 x 35 in
Avalanche Poly Pro	High Throughput	106/85	CMYK + White	23.5 x 35 in
Avalanche DC Pro*	High Throughput	150/100	CMYK + White + Discharge ink	23.5 x 35 in
Avalanche 1000*	High Throughput	220/160	CMYK + White	23.5 x 35 in
Avalanche Hexa*	High Throughput	180/140	CMYKRG + White	23.5 x 35 in
Avalanche HDK*	High Throughput	105/85(2)	CMYK + White	23.5 x 35 in
Avalanche HD6	High Throughput	105/85(2)	CMYKRG + White	23.5 x 35 in
Atlas	High Throughput	200/160(2)	CMYKRG + White	23.5 x 35 in
Atlas MAX	Brand Quality	125/125(2,3)	CMYKRG + White	23.5 x 35 in
Paradigm II*	High Throughput	120/120	CMYK	15.5 x 19.5 in
Vulcan*	High Throughput	250/250	CMYKRG + White	15.5 x 19.5 in
Vulcan Plus	High Throughput	235/235	CMYKRG + White	15.7 x 19.7 in
Atlas MAX Poly	High Throughput	120/98(2,3)	CMYKRG + White	23.5 x 35 in

*	System undergoing End of Life process.

(1)	Maximum output for sellable product for dark and light garments. Output for all systems, except the Vulcan and Vulcan Plus, is measured in High Productivity print mode using A4 size prints per hour with pretreatment included. Output for the Vulcan and Vulcan Plus systems is measured in Standard print mode using 12 x 12 in size prints per hour with pretreatment included. The throughput measurement is based on 10 t-shirt print procedure.

(2)	Measurement method changed to 13” x 13” image impression instead of A4.

(3)	MAX technology standard – New quality standard in DTG printing to meet the highest retail quality

Direct-to-Fabric (DTF) Systems

Presto: The Presto combines a printing system and a drying and curing module so that a full end-to-end manufacturing process is enabled, allows one-step DTF printing. Unlike the Presto, most DTF printers require additional steps. The Presto takes advantage of our patented wet-on-wet methodology to allow for in-line printing on various fabrics, without requiring a separate pre-treatment process, thereby avoiding the need to use textiles that are specifically pre-treated for digital printing. The Presto is designed to achieve high throughput and does not require water or steam for any part of the printing process, making the system environmentally friendly. By using our proprietary pigment-based ink, Presto can print on a variety of natural and synthetic fabrics providing customers with a significant level of flexibility. Most other dye-based systems are specifically designed to print on specific fabric types and cannot be used with other types of fabric as the processes and consumables used vary considerably from one to the other.

Presto MAX: The Presto MAX is the first digital print system to offer white printing on colored fabrics, enhancing decoration capabilities for dark-colored fabrics more broadly. The Presto Max is also the only single-step solution-and the most sustainable solution available for direct-to-fabric printing, delivering quality, soft- feel, with whiter whites and brighter neon colors. The system was designed to incorporate future iterations and evolutions of Xdi technology-3D decorative applications to produce threadless embroidery, high-density, vinyl, screen transfer, and other innovative effects.

Kornit Presto MAX is compatible with natural fabrics, synthetics, and blends, and includes advanced algorithms infrastructure for smart automatic calibration, to deliver high-quality results with short cycle times and minimal manual interruptions or defects. The system was devised for compatibility with the KornitX global fulfillment ecosystem to enable anywhere, anytime production, supporting a true distributed production model that fulfills nearer the end-consumer, eliminating time and logistical waste from the experience while empowering brands to ensure quality and consistency across all systems and production sites.

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

We have a series of ink sets for our DTG systems, including NeoPigment™, NeoPigment™ Rapid, NeoPigment™ Eco-Rapid and NeoPigment™ Olympia. The first two ink sets are designed for Kornit legacy products, while the Eco-Rapid is the most advanced ink set designed for retail quality. These three ink sets are available in seven colors (W+CMYKRG) and a complementary binding agent. NeoPigment™ Olympia is designed for our polyester printing system, the Avalanche Poly Pro and the Atlas MAX Poly, and is available in five colors (W+CMYK), with an enhancer for the Avalanche Poly Pro and 7 colors (W+CMYKNyNp) on the Atlas MAX Poly. The printing process is unique and innovative, specially designed for polyester printing to overcome challenges by implementing four crucial steps. The first step, a fixation agent specially designed and formulated for polyester fabrics. The second step, a white layer with special properties resulting in a high-quality white color, high opacity and elastic properties for high performance. The third step, CMYK printing, allows for an increased color gamut and spot color matching and finishing with a poly-enhancer, designed for high quality finishing with improved durability and refined hand-feel.

For our Direct-to Fabric systems we have two ink sets: NeoPigment™ Intenso and NeoPigment™ Robusto. The inks are designed for our roll-to-roll systems and consist of six colors (CMYKRG), with the Intenso holding additional fluorescent colors and a light-K color. Our current Direct-to-Fabric customer bases only uses NeoPigment™ Robusto as we no longer sell the NeoPigment™ Intenso. With our Direct-to-Fabrics ink we have developed and patented a fixation on the fly (FOF) process. This unique consumable allows to print in a single step solution, avoiding the need of fabric pre-treatment and enabling minimal environmental impact. In March 2020, Kornit announced the release of a new NeoPigment™ Robusto Softener. This solution eliminates a key barrier with pigment-based printing, which enables a softer hand-feel, and is mostly required by brands. In October 2021, we introduced the Presto Max with NeoPigment™ Duosoft that is replacing the FOF and the NeoPigment™ Robusto Softener. The Duosoft has two actions in one- enabling softer hand feel and performing fixation on the fly (FOF).

All our inks are formulated for optimal use exclusively in our systems. Our patented wet-on-wet printing methodology involves spraying a wetting solution on the fabric before applying our proprietary pigment-based inks. This unique capability enables our systems to reach high throughput levels while still producing high quality images and designs. The wetting solution prevents the ink from bleeding into the textile and fixes the ink drops, which enables digital printing with high color-intensity and image sharpness. This printing methodology combines the use of pigments rather than dyes in conjunction with our proprietary binding agent and allows us to print on a wide range of fabrics without the need for a separate pre-treatment process or system reconfiguration, resulting in minimal setup times for each run and high throughput levels. Given the proprietary nature of our printing methodology, our ink and consumables attachment rate is close to 100%. We also continuously invest in the development of new ink formulas for our systems in order to expand the range of applications we can print, further increase the quality of our high-resolution images and designs and improve color fastness.

We have developed two patented methods for printing on dark or colored fabrics. The first method involves printing a layer of specially formulated white ink as a base upon which to print colored images and designs. Printing on top of this foundation enhances color intensity and creates contrast against dark or colored fabric. In addition, we have developed a patented discharge ink for printing on dark or colored fabrics. The discharge ink bleaches the fabric dye and applies colored ink in the locations where the discharge ink removed the fabric dye. This method, which is primarily used by brand owners and contract printers, allows the printing of high-resolution images and designs without compromising the texture or feel of the garment.

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

In 2018, we introduced to the market a new professional RIP software offering in collaboration with ColorGate. This offering allows customers to enhance our systems’ performance in the areas of print quality and color management, allowing them to achieve superior results and manage high-end color demanding applications. The combination of this new product offering, together with our HD technology, also serves our screen-printing replacement strategy, allowing our customers to achieve color accuracy and matching to screen prints.

In June 2019, we introduced Kornit Konnect, our cloud-based, software analytics connectivity platform that enables businesses to maximize productivity of their digital printing solutions. In its first phase, Kornit Konnect enables businesses to monitor production, analyze insights and manage their fleet, in order to eliminate blind spots. It includes a fleet management dashboard, data driven benchmarks, actual production costs, and cost structures per job, making it easy for businesses to learn more, react faster and perform better.

In August 2020, we acquired Custom Gateway, a leading global provider of cloud-based software workflow solutions for both B2B and B2C business models. Custom Gateway’s solution enables Kornit to offer customers an end-to-end solution for on-demand production.

KornitX’s technology, which is based on our acquisition of Custom Gateway, connects front end, web-based demand generators such as on-line stores and on-line brands as well as licensors with a digitized fulfillment process, enabling a digitized on-demand manufacturing process. With the KornitX production floor solution, orders are routed and managed to facilitate efficient on-demand production on a mass scale. The technology enables customers to realize the full efficiency, scalability and profitability benefits of digitization by seamlessly connecting the front end whether online or storefront, to the most suitable back-end element.

KornitX’s solution also enables us to facilitate smart connectivity, for operational and business transactions between multiple stakeholders in the on-demand manufacturing ecosystem, such as brands, licensors, retailers, blank providers and digital printers.

Our Services

Our services offering consist of maintenance and support, consulting and professional services. We continue to expand our services capabilities and aim to increase the number of customers that rely on our service for their systems. As of December 31, 2022, we had service contracts in place with approximately 44% of our industrial and mass production installed base. Beginning in 2020, each industrial system sale included a service contract, according to our policy, driving an increase in services revenues. Service revenues totaled $49.0 million in 2022. In addition to driving gross margin improvement, the services we offer provide us with the opportunity to directly work with customers with the goal of reducing system down-time, educating customers on optimal systems use to drive higher utilization, expanding the variety of print applications, as well as increasing sales of post-warranty service contracts and other professional application development services. Our services ultimately help our customers increase system utilization and the number of impressions printed.

Maintenance and Support

In 2019, we began to provide a warranty, typically for a six-month period, covering parts, labor, and remote support. At the time of sale, our customers usually purchase support for an additional year of coverage. After this period, customers can renew their support contract by purchasing a support package that includes remote support, on-site support, software updates, and annual on-site maintenance. Alternatively, customers can choose support on a time-and-materials basis. In the United States, we provide direct service to all of our customers. In the EMEA region, we provide direct service to more than half of our installed base, while the other half receives support through our independent distributors. In the Asia Pacific region, service is provided by our independent distributors, while we provide a second line of support if needed.

Professional Services

Even though our systems are designed for customers to operate them without the assistance of our company or our independent distributors, we provide a Customer Empowerment Program to ensure an efficient knowledge-transfer process and to help our customers become proficient and independent at operating their systems in a short period of time.

The Customer Empowerment Program is composed of four touchpoints:

●	Digital Touchpoint: Available prior to system installation at the customer site, with access to a variety of online tutorials and documentation.

●	Basic Technical and Application Training: A five-day course in our training center that includes an overview of the system and allows the customer to practice performing typical maintenance, application, and operating procedures.

●	Installation Training: Consists of a three-day on-site training during the installation of the system to ensure the machine is up-and-running as expected.

●	Ramp-up Training; Includes three-to-five days of professional services, which consist of customized consulting aimed at optimizing the use of our systems. These professional services are provided at our regional offices or at customer sites.

We have furthermore established three training centers at our regional offices in the US, Germany, and Hong Kong, respectively. We continuously seek to expand the number and content of our training programs.

Our Customers

Our diverse global customer base consisted of approximately 1,300 active customers as of December 31, 2022. Our growing installed base serves a variety of business models, in particular, those that have developed to respond to quickly changing consumer trends and to the growing online retail market. Our solutions enable this category of “on-demand” businesses to fulfill consumer orders more quickly and cost-effectively in a manner that is differentiated from traditional brick and mortar businesses. A number of large-scale, on-demand platforms have emerged, with these often-leveraging digital printing solutions to facilitate business for other content providers.

The ecosystem of on-demand businesses that we currently serve fulfill for e-commerce and for high street and other brands and includes:

Self-Fulfillment. Companies manufacturing and selling their own designs advertised on their own websites and other marketing means.

Hybrid Printers. Companies that manufacture both in-house and outsource to third party fulfillment providers, who are often also our customers.

Third Party Fulfillment Centers. Companies serving as third party fulfillment for other businesses. Third party fulfillment providers include a number of our customers. Demand for these businesses is typically generated online through other web retailers and brands who are looking for a flexible inventory management solution and offer quick reaction to trends and consumers demand.

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

The KornitX customer base includes:

Demand Generators. Driven by online presence but may also include brick-and-mortar presence, notably creators, licensors, retailers, e-tailers, merchandisers, and brands benefiting from KornitX ability to diversify their online and physical offering, enable virtual product display, personalized and customized offerings with rapid fulfilment capabilities.

Fulfillers and Suppliers. Utilizing KornitX platform to publish their own virtual product offerings, as well as fulfill and manufacture on-demand for demand generators. These customers include both textile and hard-good fulfillers.

See “ITEM 10. Additional Information- C. - Material Contracts - Agreements with Amazon.”

Government Regulation

We are subject to various local, state, federal and international laws, regulations, and agencies that affect businesses generally, and our business in particular. These include:

●	Israeli environmental, health and safety regulations, including conditions set by the Israeli Ministry of Environmental Protection for the operation of our manufacturing and development facilities which use chemicals and produce waste materials, as described below;

●	the U.S. Foreign Corrupt Practices Act; Anti-Money Laundering Act of 2020

●	laws pertaining to the hiring, treatment, safety and discharge of employees;

●	import/ export control regulations related to chemicals and hazardous substances, as described below;

●	Israeli tax regulations, as described under “ITEM 5. Operating and Financial Review and Prospects— Taxation and Israeli Government Programs Applicable to Our Company” below; and

●	CE regulations for the European market.

Israeli Environmental, Health and Safety Regulations. Our manufacturing and development facilities use chemicals and produce waste materials, which require us to hold business licenses that may include conditions set by the Israeli Ministry of Environmental Protection for the operations of such facilities. We are also subject to extensive environmental, health and safety laws and regulations governing, among other things, the use, storage, registration, handling and disposal of chemicals and waste materials, the presence of specified substances in electrical products, air, water and ground contamination, air emissions and the clean-up of contaminated sites. In the future we may incur expenditures of significant amounts in the event of non-compliance and/or remediation, whether fines or other civil, administrative or criminal sanctions, including the revocation of our toxin permit, business permits, or other permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury, including exposure to hazardous substances that we use, store, handle, transport, manufacture or dispose of, or property damage. Some environmental, health and safety laws and regulations allow for strict, joint and several liability for remediation costs, regardless of comparative fault. We may be identified as a potentially responsible party under such laws. In addition, our customers may need to obtain regulatory permits to operate our systems in their facilities.

Import/Export Control Regulation of Chemicals and Hazardous Substances. The export of our products internationally subjects us to environmental laws and regulations concerning the import and export of chemicals and hazardous substances. In the European marketplace, electrical and electronic equipment is required to comply with the Directive on Waste Electrical and Electronic Equipment, or WEEE, which aims to prevent waste by encouraging reuse and recycling, and the Directive on Restriction of Use of Certain Hazardous Substances, or RoHS, which restricts the use of ten hazardous substances in electrical and electronic products. Additionally, we are required to comply with certain laws, regulations and directives such as the United States Toxic Substances Control Act, or TSCA, and the Registration, Evaluation, Authorization and Restriction of Chemical Substances, or REACH. These laws and regulations require the testing and registration of some chemicals that we ship along with, or that form a part of, our systems and other products. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance.

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

Tesoma GmbH is wholly owned by Kornit Digital Technologies Ltd.

Custom Gateway, which currently operates under the name KornitX, was incorporated on May 5, 2010 under the laws of England and Wales, and is wholly owned by Kornit Digital UK Ltd. Custom Gateway Limited has several subsidiaries.

Kornit (Shanghai) Digital Co., Ltd., which was incorporated on December 8, 2021, is wholly owned by Kornit Digital Asia Pacific Limited.

D.	Property, Plant and Equipment

Our corporate headquarters are located in Rosh Ha’Ayin, Israel in an office and research and development facility consisting of approximately 173,503 square feet. The lease for this office expires in December 2025, with an option to extend the lease for an additional five years. We lease an additional facility of approximately 9,687 square feet near our corporate headquarters. The lease for this additional space expires in December 2025. In January 2022, we announced the official opening of a new, modern, ink manufacturing facility in Kiryat Gat. We own the property and the building at this facility (subject to a 49-year lease agreement with the ILA, which will renew for an additional 49 years). Our capital expenditures for 2020, 2021, and 2022 included approximately $2.5 million paid for the land for our new 6,400 square meter ink manufacturing and storage facility in Kiryat Gat, Israel. The total cost for land, construction of the facility, design, and installation of the production line, was approximately NIS 69 million (approximately $22 million). We used cash on hand to finance the construction of that facility.

Our U.S. headquarters are located in Englewood, New Jersey. We have entered into a lease for these headquarters, which includes approximately 15,845 square feet of offices and warehouse. The lease for this location expires in February 2028. We maintain additional sales, support and marketing offices in Dusseldorf, Hong Kong, United Kingdom, Massachusetts, Slovakia, and Japan. We also maintain a disaster recovery site in Milwaukee, Wisconsin, where we manufacture the fixation agent for some of our printers.

In November 2022, we entered into an agreement for the lease of an additional 18,256 square feet in our office in Dusseldorf, Germany, which we primarily intend to use as an experience center. The lease for this space will expire in 2028, with an option to extend the lease for two additional five-year periods.

ITEM 4A. Unresolved Staff Comments.

None.

ITEM 5. Operating and Financial Review and Prospects.

The information contained in this section should be read in conjunction with our financial statements for the year ended December 31, 2022 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We develop, design and market innovative digital printing solutions for the global printed textile industry. Our vision is to revolutionize this industry by facilitating the transition from analog processes that have not evolved for decades to digital methods of production that address contemporary supply, demand, and environmental dynamics. We focus on the rapidly growing high throughput DTG and DTF segments of the printed textile industry. Our solutions include our proprietary digital printing systems, ink, and other consumables, associated software and value-added services that allow for printing large scale short runs of complex images and designs directly on finished garments and fabrics.

We have developed and offer a broad portfolio of differentiated digital printing solutions for the DTG market that provide answers to challenges faced by participants in the global printed textile industry. Our DTG solutions utilize our patented wet-on-wet printing methodology, which eliminates the common practice of separately coating and drying textiles prior to printing. This methodology also enables printing on a wide range of untreated fabrics, including cotton, wool, polyester, lycra, and denim. Our patented NeoPigment ink, and other consumables, have been specially formulated to be compatible with our systems and overcome the quality-related challenges that pigment-based inks have traditionally faced when used in digital printing. Our software solutions simplify workflows in the printing process, by offering a complete solution from web order intake through graphic job preparation and execution.

Building on the expertise and capabilities that we have accumulated in developing and offering differentiated solutions for the industrial DTG market, we also offer an industrial digital printing solution, the Presto, which targets the on-demand DTF market. While the DTG market generally involves printing on finished garments, the DTF market is focused on printing on fabrics that are subsequently converted into finished garments, home or office décor, and other items. The Presto and Presto MAX, like our predecessor DTF product, the Allegro, utilize our proprietary wet-on-wet printing methodology and house an integrated drying and curing system. It offers the sole single-step, eco-friendly, stand-alone industrial DTF digital textile printing solution available on the market, following its predecessor the Allegro. We primarily sell the Presto to innovative web-based businesses operating on-demand models that require a high degree of variety and limited quantity orders, as well as to fabric converters, which source large quantities of fabric and convert the untreated fabrics into finished materials to be sold to garment and home décor manufacturers. We believe that with the Presto we are well positioned to take advantage of the growing trend towards customized fashion, home décor and on-demand fabric printing, where there is an increased focus on sustainable production. We began selling the Presto commercially in the second quarter of 2019, four years after having introduced our initial DTF digital textile printing solution, the Kornit Allegro in the second quarter of 2015.

Our go-to-market strategy consists of a hybrid model of indirect and direct sales, with a trend towards adopting a direct sales model in certain key markets, as we have done in North America. We have historically generated a significant portion of our sales through a global network of independent distributors and value-added resellers that we refer to as our channel partners. Our channel partners, in turn, sell the solutions they purchase from us to customers for whom we provide installation services, or sell and install our solutions on their own. Our channel partners work closely with our sales force and assist us by identifying potential sales targets, closing new business, and maintaining relationships with, and, in certain jurisdictions, providing support directly to our customers. Our agreement with our previous primary independent distributor in North America terminated effective as of February 7, 2019, following which we transitioned towards a direct sales model in that region.

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

We have an attractive business model, with our growing installed base of systems driving recurring sales of ink and other consumables. Our ink and other consumables are specially formulated to enable our systems to operate at the highest throughput level while adhering to high print quality requirements.

We intend to capitalize on the continued growth of the DTG market by expanding our diverse global customer base, focusing particularly on fast-growing web-to-print businesses. We also seek to increase our sales to existing customers, particularly sales of our ink and other consumables. At the same time, we are pursuing new high-volume customers, including new customers in the screen replacement market, which should help drive an increase in the sale of ink and other consumables. We also expect to extend our serviceable addressable market by introducing new features and functionality that enhance the capabilities of our systems and inks, and enable our systems to print on new types of media. We plan to accomplish these goals by investing in our direct sales force, developing new applications for our systems, introducing new solutions, and growing our relationships with channel partners.

A.	Operating Results

The information contained in this section should be read in conjunction with our audited financial statements for the years ended December 31, 2020, 2021 and 2022 and related notes and the information contained in “ITEM 18. Financial Statements”. Our financial statements have been prepared in accordance with US GAAP.

Components of Statement of Operations

Revenues

Systems, Ink and Other Consumables, Value Added Services

We generate revenues from the sale of our systems, ink and other consumables, and services, including software subscriptions and transaction-based revenues We target an equal mix of revenues from our systems compared with ink and other consumables, due to our growing installed base, which generates recurring revenues from ink and other consumables sales. We do not, however, consider period-to-period changes in our total installed base to be a helpful metric in assessing our performance because we sell a number of different systems that have significantly different throughput characteristics and average selling prices. Our installed base does not, therefore, serve to indicate revenues from future systems sales or expected consumables sales. Instead, because we have not experienced material changes in the prices at which we sell ink and other consumables, we believe the amount of the increase in revenues from ink and other consumables generated each period from our growing installed base is a key measure of success for our recurring revenues strategy.

We generate the services portion of our revenues from the provision of spare parts to our distributors and customers, system upgrades, post-warranty service contracts, time and material-based services, software subscriptions and transaction-based revenues.

We have historically sold our products directly and through independent distributors who resell them to customers. Sales by our distributors accounted for approximately 13% and 19% of our revenues during 2021 and 2022, respectively.

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

We periodically provide customer incentive programs, including product discounts, volume-based rebates, and warrants, which are accounted for as variable consideration that is deducted from revenue in the period in which the revenue is recognized. These reductions to revenue are made based upon reasonable and reliable estimates that are determined by historical experience and the specific terms and conditions of the incentive.

See “-Critical Accounting Policies-Revenue Recognition”.

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues from sales to customers located in the regions indicated below for the periods indicated:

	2020		2021		2022
	$	%	$	%	$	%
	(in thousands except percentages)
U.S.	$124,375	64.3%	$211,294	65.6%	$138,515	51.0%
EMEA	45,859	23.7	78,686	24.4	93,243	34.3
Asia Pacific	14,211	7.4	23,341	7.2	24,396	9.0
Other	8,886	4.6	8,685	2.8	15,364	5.7
Total revenues	$193,331	100%	$322,006	100%	$271,518	100%

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

Gross profit is revenues less cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. Our gross margin has historically fluctuated from period to period as a result of changes in the mix of the systems that we sell and the amount of revenues that we derive from ink and other consumables versus systems. In general, we generate higher gross margins from our high throughput systems compared with entry level systems. In addition, customers that purchase our high throughput systems generally use larger quantities of ink and other consumables, which generate higher margins than sales of systems.

We currently provide maintenance and support for all our systems sold in the United States. We seek to increase the number of customers that rely on us to provide maintenance and support for their systems by expanding our maintenance and support capabilities. In addition to driving gross margin improvement, we believe this provides us with an opportunity to work directly with customers with the goal of reducing system down-time, educating customers on how to optimally use our systems to drive increased utilization and growth in impressions printed, expanding the variety of print applications, as well as increasing sales of post-warranty service contracts and other professional application development services. We are seeking to generate increased revenues from our services offering, including increasing sales of post-warranty service contracts, selling upgrade kits, and providing other professionally services, to leverage the fixed cost component associated with and increase the contribution margin.

Operating Expenses

Our operating expenses are classified into three categories: research and development expenses, net, sales and marketing expenses, and general and administrative expenses. For each category, the largest component is generally personnel costs, consisting of salaries and related personnel expenses, including share-based compensation expenses. Operating expenses also include allocated overhead costs for facilities, including rent payments under our facility leases. We expect personnel and allocated costs to continue to increase at a controlled pace as we hire new employees to support the growth of our business, but at a slower pace than in prior years. In the long term, we expect operating expenses to decrease as a percentage of revenues.

Research and Development Expenses, net. The largest component of our research and development expenses, net of government grants, is salaries and related personnel expenses for our research and development employees. Research and development expenses also include, purchases of laboratory supplies; expenses related to beta testing of our systems; amortization of intangible assets; and allocated overhead costs for facilities, including rent payments under our facilities leases. We record all research and development expenses as they are incurred, except for development expenses, which are capitalized in accordance with ASC 350-40. Our current research and development efforts are primarily focused on our next generation of DTF and DTG systems. We are also investing in the development of new ink formulas for our new systems, in order to expand the range of fabrics on which we can print and improve color quality and diversification of our high-resolution images and designs. We are improving our software solutions to simplify workflows in the printing process, by offering a complete solution from web order intake through graphic job preparation and execution.

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

Finance Income, Net

Finance income, net consists of interest income and foreign currency exchange gains or losses. Foreign currency exchange changes reflect gains or losses related to changes in the value of our non-U.S. dollar denominated financial assets, primarily cash and cash equivalents, and trade payables and receivables. As of December 31, 2022, we did not have any indebtedness for borrowed amounts. Interest income consists of interest earned on our cash, cash equivalents, short-term bank deposits and marketable securities, offset by amortization of premium on marketable securities. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period.

Taxes on Income

The corporate tax rate in Israel has been 23% for 2018 and all subsequent years. However, as discussed in greater detail below under “Taxation and Israeli Government Programs Applicable To Our Company - Israeli Tax Considerations and Government Programs,” we and our wholly owned Israeli subsidiary, Kornit Digital Technologies Ltd., which we refer to as Kornit Technologies, are entitled to various tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law.

We consolidate the two separate results of our Israeli operations only for tax purposes such that net operating loss carryforwards of Kornit Technologies generated from 2014 onwards can be used to offset our taxable income. Kornit Technologies currently has enough carryforward net operating losses to offset our taxable income.

Beginning in January 2019, and with respect to its taxable results from 2019 onwards, our Israeli subsidiary further elected to apply the terms of the Investments Law as per its “Preferred Technological Enterprise,” or PTE, status. In each of 2020, 2021, and 2022, our effective tax rate was the blended rate of our Israeli tax and those of our non-Israeli subsidiaries in their respective jurisdictions of organization.

Comparison of Period-to-Period Results of Operations

We provide in this section data, as well as discussion and analysis, with respect to our results of operations for the last two years. While our statements of operations in Item 18 of this annual report cover each of the three years ended December 31, 2020, 2021, and 2022, the data, and discussion and analysis, in this Item 5.A do not address the year ended December 31, 2020, or a comparison of that year to the year ended December 31, 2021. In order to view that data, and discussion and analysis, please see “ITEM 5. Operating and Financial Review and Prospects - A. Operating Results - Comparison of Period-to-Period Results of Operations - Comparison of the Years Ended December 31, 2020 and 2021” in our Annual Report on Form 20-F for the year ended December 31, 2021, which we filed with the SEC on March 30, 2022.

Comparison of the Years Ended December 31, 2022 and 2021

The following tables present a comparison of the various components of our results of operations for the years ended December 31, 2022 and 2021, both in absolute amounts and as a percentage of our revenues in those respective years.

	Year Ended December 31,
	2021	2022
	(in thousands)
Revenues
Products	$282,637	$222,502
Services	39,369	49,016
Total revenues	322,006	271,518
Cost of revenues
Products	132,730	125,935
Services	37,365	49,083
Total cost of revenues	170,095	175,018
Gross profit	151,911	96,500
Operating expenses:
Research and development, net	43,729	56,026
Sales and marketing	58,752	71,067
General and administrative	36,637	39,289
Total operating expenses	139,118	166,382
Operating income (loss)	12,793	(69,882)
Finance income, net	2,599	13,382
Income (loss) before taxes on income (tax benefit)	15,392	(56,500)
Taxes on income (tax benefit)	(135)	22,565
Net income (loss)	$15,527	$(79,065)

	Year Ended December 31,
	2021	2022
	(as a % of revenues)
Revenues
Products	87.8%	81.9%
Services	12.2	18.1
Total revenues	100	100
Cost of revenues
Products	41.2	46.4
Services	11.6	18.1
Total cost of revenues	52.8	64.5
Gross profit	47.2	35.5
Operating expenses:
Research and development, net	13.6	20.6
Sales and marketing	18.2	26.2
General and administrative	11.4	14.5
Total operating expenses	43.2	61.3
Operating income (loss)	4.0	(25.8)
Finance income, net	0.8	5.0
Income (loss) before taxes on income (tax benefit)	4.8	(20.8)
Taxes on income (tax benefit)	(0.04)	8.3
Net income (loss)	4.8%	(29.1)%

Revenues

Revenues decreased by $50.5 million, or 15.7%, to $271.5 million in 2022 from $322.0 million in 2021, which is net of $25.4 million and $22.5 million, in 2021 and 2022, respectively, in fair value of the warrants associated with revenues recognized from Amazon. The decline in revenues was primarily driven by a 34.4% decrease in systems revenues to $119.1 in 2022 from $181.4 million in 2021, offset in part by (i) a 2.2% increase in ink and other consumables revenues to $103.4 million in 2022 from $101.2 million in 2021 and (ii) a 24.5% increase in service revenues to $49.0 million in 2022 from $39.4 million in 2021. The $62.3 million decrease in systems revenues was attributable to macro-related headwinds and other pressures, which continue to impact customers’ systems purchasing decisions. The $2.2 million increase in ink and other consumables revenues was due to a larger installed base, partially offset by a transition in our installed base to HD technology, which consumes a lower amount of ink and other consumables on a relative basis. The increase in our service revenues was due mainly to (i) sales of spare parts and service contracts on a larger installed base, as well as an increase in systems upgrades and (ii) service revenues associated with the Tesoma acquisition.

Cost of Revenues and Gross Profit

Cost of revenues increased by $4.9 million, or 2.9%, to $175.0 million in 2022 from $170.1 million in 2021. Gross profit decreased by $55.4 million, or 36.5%, to $96.5 million in 2022 from $151.9 million in 2021. Gross margin decreased to 35.5% in 2022 compared with 47.2% in 2021. The reduced gross profit and gross margin reflect significantly lower year-over-year systems revenues, particularly when compared with our fixed costs and infrastructure, which are designed to be profitable at a materially higher revenue run rate, as well as the higher inventory write-offs in 2022 compared with 2021.

Operating Expenses

	Year Ended December 31,
	2021		2022		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
			($ in thousands)
Operating expenses:
Research and development, net	$43,729	13.6%	$56,026	20.6%	$12,297	28.1%
Sales and marketing	58,752	18.2	71,067	26.2	12,315	21.0
General and administrative	36,637	11.4	39,289	14.5	2,652	7.2
Total operating expenses	$139,118	43.2%	$166,382	61.3%	$27,264	19.6%

Research and Development, net. Research and development, or R&D, expenses, net of government grants, increased by 28.1% in 2022 compared with 2021. This primarily reflects our continued investment in innovation and new products. The increased net R&D expenses mainly related to personnel expenses and share-based compensation due to an increase in the number of employees, with higher seniority and variable compensation payout, compared with 2021. As a percentage of total revenues, our R&D expenses increased to 20.6% in 2022 from 13.6% in 2021.

Sales and Marketing. Sales and marketing expenses increased by 21.0% in 2022 compared with 2021. This increase was due primarily to our continued efforts and investment to enhance our go-to-market, or GTM strategy, as well as various marketing projects, activities, and events with customers. As a percentage of total revenues, our sales and marketing expenses increased to 26.2% in 2022 from 18.2% in 2021.

General and Administrative. General and administrative expenses increased by 7.2% in 2022 compared with 2021. This was primarily due to an increase in share-based compensation expenses, additional expenses from the Tesoma acquisition, as well as additional personnel. As a percentage of total revenues, our general and administrative expenses increased to 14.5% in 2022 from 11.4% in 2021.

Finance Income, Net

Finance income, net, totaled $13.4 million in 2022 compared with $2.6 million in 2021. The $10.8 million increase was due primarily to interest income on bank deposits and interest income on marketable securities.

Taxes on Income

Taxes on income amounted to $22.6 million in 2022, compared with $0.1 million in 2021. The change was due mainly to (i) the payment of approximately $11.5 million to the Israeli Tax Authority for trapped profits from prior years at a steeply discounted rate, and (ii) the valuation allowance recorded against deferred tax assets. In assessing the ability to realize deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the available evidence, we believe that it is more likely than not that the deferred tax assets will not be realized and, accordingly, a valuation allowance has been provided. For more information, please see Note 14(h) to our consolidated financial statements that appear in Item 18 of this Annual Report.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. Since 2018, the corporate tax rate has been 23%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technology Enterprise or Special Preferred Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies”. The Israeli companies are an “Industrial Company” as defined by the Israeli Law for the Encouragement of Industry (Taxation), 1969.

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, which was incorporated in Israel and of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance, and owned by it. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in any given tax year is industrial production.

The following tax benefits, among others, are available to Industrial Companies:

●	amortization of the cost of purchased know-how, patents and rights to use a patent or know-how that were purchased in good faith and are used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;

●	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies controlled by it; and

●	expenses related to a public offering are deductible in equal amounts over three years, commencing in the year of the offering.

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

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) which are generally required to derive 25% or more of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further be increased in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions set forth in the amendment for tax benefits, including exceeding a minimum investment amount specified in the Investment Law. Such investment entitles a company to receive a “Benefited Enterprise” status with respect to the investment, and may be made over a period of no more than three years ending in the year in which the company requested to have the tax benefits apply to its Benefited Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Benefited Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

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

A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to deferred corporate tax in respect of the gross amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid to Israeli shareholders out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) are generally subject to withholding tax at source at the rate of 15% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 15%, or such lower rate as may be provided in an applicable tax treaty). The reduced rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). In the case of a Foreign Investors’ Company (as such term is defined in the Investment Law), the 12-year limitation on reduced withholding tax on dividends does not apply.

During the years 2010 to 2019, we were entitled to a tax exemption for undistributed income (“Trapped Profits”) and a reduced tax rate under the Benefited Enterprise programs under the Investment Law. Our company enjoyed these tax benefits until 2019. On November 15, 2021, a new amendment of the Investment Law was enacted harshening the rules with respect to determining the profits from which a dividend was distributed and providing that part of any dividend distribution will be deemed as distributed from the Trapped Profits, according to a certain formula. The Israeli government agreed to grant a relief of 30%-60% on the amount of tax which should have been paid on distributable earnings in order to encourage companies to pay the reduced taxes during the next 12 months (the “Temporary Order”). In November 2022, we applied the Temporary Order to our exempt profits accrued prior to 2022.

Tax Benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes an industrial company that was incorporated in Israel, which is not wholly owned by a governmental entity, and which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate flat tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and increased to 16% and 9%, respectively, in 2014 and through 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a Preferred Enterprise which is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone. As of January 1, 2017, the definition of “Special Preferred Enterprise” includes less stringent conditions.

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a Preferred Technology Enterprise and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A”. These corporate tax rates shall apply only with respect to the portion of the Preferred Technology Income derived from R&D developed in Israel. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist), referred to as the Israel Innovation Authority (“IIA”) .

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli shareholders by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed from such Israeli company to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). If such dividends are distributed to a foreign parent company holding, solely or together with another foreign company, at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

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

As of December 31, 2022, we had $104.6 million in cash and cash equivalents, $275.0 million in short term deposits and $266.4 million in marketable securities, which, in the aggregate, total $646.0 million. We fund our operations with cash generated from operating activities and cash raised via our equity financings.

Our cash requirements have principally been for working capital, capital expenditures and acquisitions. Our working capital requirements reflect the growth in our business. Historically, we have funded our working capital requirements, primarily for inventory and accounts receivable, and capital expenditures from cash flows provided by our operating activities, investments in our equity securities and cash and cash equivalents on hand. We have funded our acquisitions from the proceeds of our April 2015 initial public offering and cash on hand. In 2022, our capital expenditures primarily related to Tesoma acquisition and leasehold improvements, whereas in 2021, our capital expenditures primarily related to the completion of construction of our manufacturing facility for our ink and other consumables in Kiryat Gat, Israel. In addition to investments in this facility, our capital investments have included improvements and expansion of our worldwide locations and corporate facilities to support our growth and investment and improvements in our information technology.

In 2021 and 2022, we acquired Voxel8 and Tesoma for cash consideration of $15.0 million and $15.4 million Euros, respectively. We will continue to actively seek strategic acquisitions that may require investments of cash. We believe that our current cash reserves will suffice for any such acquisitions, although there can be no assurance that we will not need to seek additional equity or debt financing in order to cover the cost of such potential acquisitions.

The most significant elements of our working capital requirements are for inventory, accounts receivable and trade payables. We partially fund the procurement of the components of our systems that are assembled by our third-party manufacturers. Our inventory strategy includes maintaining inventory of systems and inks and other consumables at levels that we expect to sell during the successive three-month period based on anticipated customer demand. Our accounts receivable increased in 2022 primarily due to selectively extending payment terms to qualified customers. Our trade payables decreased in 2022 mainly due to lower materials purchases associated with reduced systems sales throughout the year, as well as payments made in advance of cutting over to a new ERP system, which we successfully transitioned to in January 2023.

As of December 31, 2022, we had a line of credit with an Israeli bank for total borrowings of up to 6 million NIS, all of which was undrawn as of that date. This line of credit is unsecured and available subject to: (i) our maintenance of a 30% ratio of total tangible shareholders’ equity to total tangible assets; and (ii) the total credit use must be less than 70% of our and our subsidiaries’ receivables. Interest rates across this credit line varies from 0.3% to 5.45% as of December 31, 2022.

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

We provide below a summary of our consolidated statement of cash flows for the last two years. While our statements of cash flows in Item 18 of this annual report include cash flow data for each of the three years ended December 31, 2020, 2021, and 2022, the data and discussion contained in this Item 5.B is limited to a comparison of our liquidity and capital resources- including cash flows- for the years ended December 31, 2022 and 2021. For a discussion of our cash flows for the year ended December 31, 2020, and a comparison of those cash flows with those for the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2021, which we filed with the SEC on March 30, 2022.

The following table presents the major components of net cash flows for our last two fiscal years:

	Year Ended December 31,
	2021	2022
	(in thousands)
Net cash provided by (used in) operating activities	$53,644	$(99,347)
Net cash provided by (used in) investing activities	89,755	(407,275)
Net cash provided by (used in) financing activities	342,375	(332)

Net Cash Provided by (Used in) Operating Activities

Year Ended December 31, 2022

Net cash used in operating activities in the year ended December 31, 2022 was $99.3 million.

Net cash used in operating activities in 2022 reflects a net loss of $79.1 million and the elimination of non-cash expense line items, such as share-based compensation expenses of $22.6 million, the fair value of warrants deducted from revenues of $22.5 million, and depreciation and amortization of $13.6 million. These adjustments were offset by the elimination of certain non-cash changes to our operating assets and liabilities, which, when eliminated, had a net impact of increasing the cash used in our operating activities, including an increase of accounts receivables of $15.9 million, an increase of inventory of $29.0 million and a decrease in trade payables of $26.9 million.

The increase in accounts receivables reflects a higher portion of receivables with extended payment terms, with DSO increasing to 91 days for the year ended December 31, 2022, compared with 56 days for the year ended December 31, 2021.

The increase in inventory was due primarily to higher levels of systems inventory, print heads and the Tesoma acquisition.

The decrease in trade payables was due to lower materials purchases associated with reduced systems sales throughout the year, as well as payments made in advance of cutting over to a new ERP system, which we successfully transitioned to in January 2023.

Year Ended December 31, 2021

Net cash provided by operating activities in the year ended December 31, 2021 was $53.6 million.

Net cash provided by operating activities in 2021 reflect a net income of $15.5 million and the elimination of non-cash expense line items, such as share-based compensation expenses of $15.1 million, the fair value of warrants deducted from revenues of $25.4 million, and depreciation and amortization of $7.1 million. These adjustments were offset in part by the elimination of certain non-cash changes to our operating assets and liabilities, which, when eliminated, had a net impact of reducing the cash provided by our operating activities, including a decrease in deferred revenues and advances from customers of $21.7 million and an increase in other accounts receivables and prepaid expenses of $4.1 million.

During 2021, our accounts receivable decreased by $1.8 million. DSO for the year ended December 31, 2021 decreased to 56 days compared with 98 days for the year ended December 31, 2020. While our revenues increased significantly in the year ended December 31, 2021, we maintained a relatively similar level of accounts receivable, which resulted in a significant decrease in DSO; that reflects strong collection on our part of obligations from our customers.

During 2021, our inventory increased by a net amount of $10.5 million compared with the year ended December 31, 2020. $14.1 million of inventory was attributed to cash operating activities in the year ended December 31, 2021. The increase in inventory levels in 2021 was primarily due to the cost of deferred systems and the need to maintain higher levels of inventory to support our increased install base and future business activities.

During 2021, trade payables increased $12.9, in line with the growth in our sales and operations for the year.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities in the year ended December 31, 2022, was $407.3 million. Net cash used in investing activities for the year ended December 31, 2022, was primarily attributable to investments in marketable securities and bank deposits of $403.4 million, purchase of property, plant and equipment of $18.0 million, and $14.7 million of cash paid in connection with acquisitions, offset, in part, by $29.8 million of proceeds from the sale and maturity of marketable securities.

Net cash provided by investing activities was $89.8 million for the year ended December 31, 2021, which was primarily attributable to net proceeds from short-term bank deposits of $215.6 million and $14.5 million of proceeds from the sale and maturity of marketable securities, offset in part by investments in marketable securities of $110.5 million, the purchase of property, plant and equipment of $14.5 million, and $15.0 million of cash paid in connection with acquisitions.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $0.3 million for the year ended December 31, 2022, which was primarily attributable to payments related to shares withheld for taxes, offset, in part, by proceeds from exercise of employee stock options.

Net cash provided by financing activities was $342.4 million for the year ended December 31, 2021, which was primarily attributable to our follow-on offering in November 2021, in which we raised $339.8 million of net proceeds.

C.	Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last three years pursuant to those programs, please see “ITEM 5. Operating and Financial Review and Prospects- A. Operating Results- Components of Statement of Operations- Operating Expenses- Research and Development Expenses, net” and “ITEM 5. Operating and Financial Review and Prospects- A. Operating Results- Comparison of Period to Period Results of Operations- Comparison of the Years Ended December 31, 2021 and 2022- Operating Expenses- Research and Development, net” and the corresponding portions of our Annual Report on Form 20-F for the year ended December 31, 2021, which we filed with the SEC on March 30, 2022.

D.	Trend Information

Our results of operations and financial condition may be affected by various trends and factors discussed in “ITEM 3.D Risk Factors,” including “If the market for digital textile printing does not develop as we anticipate, our sales may not grow as quickly as expected and our share price could decline”, and “Macro-economic headwinds caused by inflation, rising interest rates and global supply problems have been adversely impacting our revenues, profitability and cash flows, and may continue to do so”, and in “ITEM 4.B Business Overview-Industry Overview.” Additional trends that could potentially impact our results of operations and financial condition include changes in political, military or economic conditions in Israel and in the Middle East, and any potential cyber attack on our IT systems, which we believe could have a material effect on our results of operations, liquidity, or financial condition or could cause our reported financial information not to be necessarily indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). These accounting principles are more fully described in Note 2 to our consolidated financial statements included elsewhere in this annual report and require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time, or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

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

For multiple performance obligations arrangements, such as selling a system with a service contract, installation and training, we account for each performance obligation separately, as it is distinct. The transaction price is allocated to each distinct performance obligation on a relative stand-alone selling price, or SSP, basis, and revenue is recognized for each performance obligation when control has passed, or service has been rendered. In most cases, we are able to establish SSP based on the observable prices of services sold separately in comparable circumstances to similar customers and for products based on our best estimates of the price at which we would have sold the product regularly on a stand-alone basis. We reassess the SSP on a periodic basis or when facts and circumstances change.

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

In cases in which old systems are traded in as part of sales of new systems, the fair value of the old systems is recorded as inventory, provided that such value can be recoverable.

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

 As of December 31, 2022, we had $89.4 million of inventory, of which $47.7 million consisted of raw materials and components and $41.7 million consisted of completed systems, ink and other consumables. We recorded inventory write-offs in total amounts of $5.0 million, $4.9 million, and $11.4 million for the years ended December 31, 2020, 2021, and 2022, respectively.

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

While we believe the resulting tax balances as of December 31, 2020, 2021, 2022 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. We have filed or are in the process of filing local and foreign tax returns that may be audited by the respective tax authorities. Our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statute of limitations on potential assessments expire.

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

Marketable Securities

Marketable securities currently are comprised of debt securities. We determine the appropriate classification of marketable securities at the time of purchase and re-evaluate such designation at each balance sheet date. In accordance with FASB ASC No. 320, “Investment Debt Securities,” we classify marketable securities as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of marketable securities, as determined on a specific identification basis, are included in finance income, net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in finance income, net. We classify our marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date and our expectations as to sales and redemptions in the following year.

During the years ended December 31, 2022, and 2021, no impairment was recorded related to our marketable securities.

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

ITEM 6. Directors, Senior Management and Employees.

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this annual report:

Name	Age	Position
Executive Officers
Ronen Samuel	54	Chief Executive Officer and Director
Lauri Hanover	63	Chief Financial Officer and Director
Jecka Glasman	55	Chief Commercial Officer
Daniel Gazit	51	Chief Product Officer
Kobi Mann	43	Chief Technology Officer
Directors (who are not also executive officers)
Yuval Cohen(3)	60	Chairman of the Board of Directors
Ofer Ben-Zur(3)	58	Director
Jae Hyun (Jay) Lee(3)	58	Director
Stephen Nigro(2)(3)	63	Director
Yehoshua (Shuki) Nir (1)(2)(3)	53	Director
Dov Ofer(1)(2)(3)	69	Director
Gabi Seligsohn(1)(3)	56	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Independent director under the Nasdaq Stock Market rules.

Executive Officers

Ronen Samuel has served as our Chief Executive Officer since August 2018 and as a director since August 2019. Prior to joining our company, Mr. Samuel served in various capacities at Hewlett -Packard, or HP, over the course of the previous 18 years. Most recently, he served as Vice President and General Manager of HP Indigo and WebPress EMEA. Prior to that, Mr. Samuel led HP’s Asia Pacific and Japan region for seven years. He was also engaged in Strategic Marketing while at HP, working closely with Research and Development to define future products. While at HP, Mr. Samuel also served in various capacities as product/project manager. Prior to his career in printing technology, Mr. Samuel spent seven years in the Israeli Air Force, rising to the rank of major while serving as a fighter pilot and leading the establishment of Israel’s second Apache Squadron. Mr. Samuel received an M.B.A. from Northwestern University’s Kellogg School of Management and received an undergraduate Business and Law degree from The Interdisciplinary Center in Herzliya, Israel.

Lauri Hanover has served as our Chief Financial Officer since November 2022 and as a director since March 2015 (until August 2019, as an external director under the Companies Law). From April 2021 to November 2022, Ms. Hanover served as Senior Vice President, Community Agriculture and prior to that served as Senior Vice President and Chief Financial Officer of Netafim Ltd., a global leader in smart irrigation systems, since August 2013. From 2009 to 2013, she served as Chief Financial Officer and Executive Vice President of the Tnuva Group, Israel’s largest food manufacturer. From 2008 to 2009, Ms. Hanover served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From 2004 to 2007, she served as Chief Financial Officer and Senior Vice President of Lumenis Ltd. (Nasdaq: LMNS), a medical laser device company. From 2000 to 2004, Ms. Hanover served as the Chief Financial Officer and Corporate Vice President of NICE Systems Ltd. (Nasdaq: NICE), an interaction analytics company, and from 1997 to 2000, as Chief Financial Officer and Executive Vice President of Sapiens International Corporation N.V. (Nasdaq: SPNS), a provider of software solutions for the insurance industry. From 1981 to 2007, she served in a variety of financial management positions, including Corporate Controller and Director of Corporate Budgeting and Financial Analysis at Scitex Corporation Ltd., a developer and manufacturer of inkjet printers, and Senior Financial Analyst at Philip Morris Inc. (Altria), a leading consumer goods manufacturer. Ms. Hanover holds a B.A. from the University of Pennsylvania, a B.S. in Economics from The Wharton School of the University of Pennsylvania, as well as an M.B.A. from New York University.

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

Kobi Mann has served as our Chief Technology Officer since January 2020, prior to which he had held the position of VP Consumables & Application development since September 2017. Kobi Mann joined Kornit in 2004 as an R&D Chemist and has held core technology roles. As one of Kornit’s founders he brings over 17 years of experience in the field of Inkjet Technology. Kobi has played a critical role in the design and the execution of core projects and processes in the company. During his tenure at Kornit, he has managed and led R&D Chemistry, technology groups, transfer to production, Print heads and QA as well as lead Kornit’s Ink plant design. Prior to his executive, Kobi has held several managerial positions including Business Development of Consumables and Director of Global Application, an arena he established in Kornit. Kobi holds a B.Sc. Chemistry and Executive MBA - both from Bar Ilan University in Israel.

Daniel Gazit has served as our Chief Product Officer since November 2022. Daniel joined Kornit as vice president and general manager of the Direct to Fabric business in 2019, and later led the Global Customer success organization. Daniel has more than 20 years’ experience leading large-scale customer facing and operational organizations in the high-tech industry. Prior to joining Kornit, Daniel held the position of VP professional Service and delivery at TEOCO and served as the vice president of global services at Comverse. His prior experience includes various business, technical and operational leadership positions in global high-tech organizations. Daniel Holds a BSc in industrial engineering and management from Tel-Aviv university.

Directors

Yuval Cohen has served as the Chairman of our board of directors since August 2011. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in 2004 and our former controlling shareholder. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners (“JVP”), an Israeli-based venture capital fund. Prior to joining JVP, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (Nasdaq: DSPG), and Intel Corporation (Nasdaq: INTC). Currently, Mr. Cohen serves as a director of Radware Ltd. (Nasdaq: RDWR). He also serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Harvard Business School in Massachusetts.

Ofer Ben-Zur is a co-founder of our company and has served as director since 2002. From April 2014 to July 2016, Mr. Ben-Zur served as our President and Chief Technology Officer. From 2002 to April 2014, Mr. Ben-Zur served as our Chief Executive Officer, as well as the manager of our department of research and development. Currently Mr. Ben-Zur serves as the CEO and founder of Tritone Technologies, an Israeli start up specializing in Additive Manufacturing of metals. Mr. Ben-Zur holds a B.Sc. in Mechanical Engineering from the Technion - Israel Institute of Technology in Israel, an M.Sc. in Mechanical Engineering from Tel Aviv University in Israel, and an M.B.A. from Bradford University in England.

Jae Hyun (Jay) Lee has served as a director of our company since August 2022 and prior to that he served as a strategic advisor to the Company since November 2021. Mr. Lee has served as a Senior Vice President of EMEA at eBay Inc. since August 21, 2017. Prior to that, Mr. Lee served as Senior Vice President of Asia Pacific at eBay Inc., which began in July 2015. Mr. Lee began his career at eBay in 2002 and from 2002 to 2004, served as the Chief Executive Officer of eBay’s Korean Internet Auction Company. Prior to joining eBay, Mr. Lee was the Chief Operating Officer and then Chief Executive Officer of Korea Thrunet, the first Korean company to list on the Nasdaq exchange, where he led the company to become the leading cable-based broadband access provider in Korea. Mr. Lee began his career at Boston Consulting Group, where he held various positions in Boston and Seoul, South Korea, before being promoted to Vice President. Mr. Lee holds an M.B.A from Harvard University Graduate School and a Bachelor of Arts Degree in International Relations from Brown University.

Stephen Nigro has served as a director of our company since August 2019, after having served as a strategic advisor to our company from April through August 2019. Mr. Nigro retired in early 2019 after 37 years at Hewlett-Packard, or HP, most recently serving as President of HP’s 3D printing business, where he created and scaled a new technology and business, serving as a driving force towards HP’s leadership in both the plastic and metal 3D printing markets. Mr. Nigro currently is a director at Desktop Metals (DM:NYSE). He also serves on the Oregon Economic Development Committee and is a member of iUrbanTeen, Executive Council which promotes STEM education to underrepresented teens. Prior to heading HP’s 3D printing business, Mr. Nigro served as Senior Vice President of HP Imaging and Printing Business, where he was responsible for leading HP’s World Wide HP 2D printing business. Prior to that position, Mr. Nigro led the World Wide Inkjet and Graphics Business, which served the consumer, business, and Graphics segments, with both inkjet and LEP printing solutions. Mr. Nigro was involved in initiating several matters at HP, including: delivery of the first HP color inkjet solution to the market; setting up HP’s Inkjet Supplies operation in Singapore; development of HP’s first off-axis inkjet platform; HP’s move into the low-end consumer printing market, delivering a new low-end inkjet platform; creation and scaling of the HP Graphics printing business; the connected printing strategy introducing big data and a new Instant Ink business model; and the creation of the HP 3D printing business. Mr. Nigro spent time at HP’s locations in San Diego, California; Corvallis, Oregon; Singapore; Palo Alto; and Vancouver, Washington. Mr. Nigro holds a bachelor’s degree in mechanical engineering from the University of California at Santa Barbara and a master’s degree in electrical engineering from Stanford University.

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

Gabi Seligsohn has served as a member of our board of directors since May 2015. He also served as our Chief Executive Officer from April 2014 through July 2018, and led our successful IPO in April 2015. From August 2006 until August 2013, Mr. Seligsohn served as the President and Chief Executive Officer of Nova Measuring Instruments Ltd., (“Nova”) (Nasdaq: NVMI), a designer, developer and producer of optical metrology solutions. From 1998 until 2006, Mr. Seligsohn served in several leadership positions in Nova. Mr. Seligsohn serves as a director of DSP Group Inc. (Nasdaq: DSPG). He currently also serves on the board of Radware (Nasdaq: RDWR). In 2011, he was voted Chief Executive Officer of the year by the Israeli Institute of Management for hi-tech industries in the large company category. He holds an LL.B. from the University of Reading in Reading, England.

Board Diversity Matrix

Board Diversity Matrix (as of March 15, 2023)
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	8	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1*
LGBTQ+	0
Did Not Disclose Demographic Background	0

●	The underrepresented individual is Asian.

Arrangements Concerning Election of Directors; Family Relationships

Our board of directors consists of nine directors. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers or senior management members.

B.	Compensation

The aggregate compensation recorded and equity-based compensation and other compensation expensed by us and our subsidiaries for our directors and executive officers with respect to the year ended December 31, 2022 was $5.3 million. The foregoing sum includes approximately $0.6 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. The foregoing sum also includes all compensation amounts (including notice period and/or severance payments) paid in respect of the employment and/or director services (as applicable) provided by two former executive officers and one former director whose service for our company terminated over the course of the year ended December 31, 2022. As of December 31, 2022, options to purchase 185.4 ordinary shares, 123.4 restricted share units, or RSUs, and 106.4 Performance Share Units, or PSUs, granted to our directors and executive officers were outstanding under our share incentive plans, with a weighted average exercise price of $40.69 per share for the options. Certain of our officers receive a severance payment of up to four months’ of their base salary upon termination of their employment.

The following table presents the grant dates, number of options, RSUs and PSUs, and related exercise prices and expiration dates of options and RSUs granted to our directors and executive officers for the year ended December 31, 2022:

Grant Date	Number of Options	Number of RSUs	Number of PSUs	Exercise Price (per Share) of Options	Expiration Date of Options
January 31, 2022	32,000	-	-	105.06	January 31, 2032
February 16, 2022	-	4,738	-	-	-
March 20, 2022	-	1,500	-	-	-
August 10, 2022	-	9,269	-	-	-
August 11, 2022	23,775	37,700	27,457	35.51	August 11, 2032
September 19, 2022	-	4,385	-	-	-
November 9, 2022	-	10,471	-	-	-
December 15, 2022	-	5,000	-	-	-
December 29, 2022	23,158	29,813	54,496	22.02	December 29, 2032

Director Compensation

Under the Companies Law, the compensation of our directors (including reimbursement of expenses) requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting as described in “C. Board Practices-Approval of Related Party Transactions under Israeli Law - Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.” Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under “-Approval of Related Party Transactions under Israeli Law - Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions.”

Our directors are entitled to cash compensation as follows:

All of our non-employee directors receive annual fees and per-meeting fees for their service on our board and its committees as follows:

●	annual fees in an amount of $45,000, and $95,000 for the chairman;

●	committee chair retainer - Audit: $20,000; Compensation: $15,000; any other committee - up to $15,000; and

●	committee member retainer - Audit: $10,000; Compensation: $7,500; Any other committee: up to a maximum of $7,500.

In addition, commencing with our 2020 annual general meeting of shareholders, we provide for annual RSU grants to our non-employee directors. The number of RSUs granted to each director is linked to a fixed value- $115,000 to all non-employee directors. The actual number of RSUs to be granted each year with the foregoing $115,000 values is determined based on the closing price of our ordinary shares on the Nasdaq Global Select Market on the date of our annual shareholder meeting. Our RSU grant agreements for non-employee directors are subject to the following additional terms:

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

Executive Officer Compensation

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2022, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, variable compensation, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding Covered Executives(1)

	Base	Benefits and	Variable	Equity-Based
	Salary	Perquisites	compensation	Compensation	Total
Name and Principal Position(2)	($)	($)(3)	($)(4)	($)(5)	($)
		(in thousands, US dollars)
Ronen Samuel, Chief Executive Officer	426	144	-	1,530	2,100
Charles (Chuck) Meyo, President KDAM	323	54	108	431	916
Kobi Mann, Chief Technology Officer	249	61	-	531	841
Amir Shaked-Mandel, EVP Corporate Development	234	84	16	474	808
Chris Govier, President EMEA	234	16	11	534	795

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.

(2)	All current executive officers listed in the table were our full-time employees during 2022. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2022.

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4)	Amounts reported in this column refer to incentive and variable compensation payments which were paid or accrued with respect to 2022.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2022 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph (s) of Note 2 to our audited financial statements, which are included in “ITEM 18. Financial Statements” of this annual report.

2012 Share Incentive Plan

In October 2012, our board of directors adopted and our shareholders approved our 2012 Share Incentive Plan, or the 2012 Plan. The 2012 Plan replaced our 2004 Plan. We no longer grant equity awards under the 2012 Plan because it was superseded by the 2015 Plan and expired (for purposes of granting new awards) in October 2022, although awards that were previously granted under the 2012 Plan remain outstanding. The 2012 Plan provided for the grant of options, restricted shares, restricted share units and other share-based awards to our and our subsidiaries’ and affiliates’ directors, employees, officers, consultants, advisors, and any other person whose services are considered valuable to us or our affiliates, to continue as service providers, to increase their efforts on our behalf or on behalf of our subsidiary or affiliate and to promote the success of our business. As of December 31, 2022, we had options to purchase 62,670 ordinary shares that remained outstanding under the 2012 Plan.

2015 Incentive Compensation Plan

In March 2015, we adopted our 2015 Incentive Compensation Plan, or the 2015 Plan. The 2015 Plan provides for the grant of share options, share appreciation rights, restricted share awards, restricted share units, cash-based awards, other share-based awards and dividend equivalents to our company’s and our affiliates’ respective employees, non-employee directors and consultants. The reserved pool of shares under the 2015 Plan is the sum of (i) 661,745 shares; plus (ii) on January 1 of each calendar year during the term of the 2015 Plan, a number of shares equal to the least of: (x) 3% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, (y) an amount determined by our board of directors, and (z) 1,965,930 shares. From and after the effective date of the 2015 Plan, no further grants or awards have been made under the 2012 Plan. Generally, shares that are forfeited, cancelled, terminated or expire unexercised, settled in cash in lieu of issuance of shares under the 2015 Plan or the 2012 Plan shall be available for issuance under new awards under the 2015 Plan. Generally, any shares tendered or withheld to pay the exercise price, purchase price of an award, or any withholding taxes shall be available for issuance under new awards. Shares delivered pursuant to “substitute awards” (awards granted in assumption or substitution of awards granted by a company acquired by us) shall not reduce the shares available for issuance under the 2015 Plan.

As of December 31, 2022, we had options to purchase 668,322 ordinary shares, 1,050,339 unvested RSUs (a portion of which are subject to performance based vesting conditions), outstanding under the 2015 Plan. As of December 31, 2022, we had 3,567,317 ordinary shares reserved for additional grants.

Subject to applicable law, the 2015 Plan is administered by our compensation committee, which has full authority in all matters related to the discharge of its responsibilities and the exercise of its authority under the plan. Awards under the 2015 Plan may be granted until 10 years after the effective date of the 2015 Plan.

The terms of options granted under the 2015 Plan, including the exercise price, vesting provisions and the duration of an option, are determined by the compensation committee and set forth in an award agreement. Except as provided in the applicable award agreement, or in the discretion of the compensation committee, an option may be exercised only to the extent that it is then exercisable and shall terminate immediately upon a termination of service of the grantee. However, our award agreements generally provide for an exercise period that extends 90 days following the termination of the employment or service of the grantee, other than in special cases such as termination for cause.

Share appreciation rights, or SARs, are awards entitling a grantee to receive a payment representing the difference between the base price per share of the right and the fair market value of a share on the date of exercise. SARs may be granted in tandem with an option or independent and unrelated to an option. The terms of SARs granted under the 2015 Plan, including the base price per share, vesting provisions and the duration of an SAR, shall be determined by the compensation committee and set forth in an award agreement. Except as provided in the applicable award agreement, or in the discretion of the compensation committee, an SAR may be exercised only to the extent that it is then exercisable and shall terminate immediately upon a termination of service of the grantee. We generally provide for an exercise period that extends 90 days following the termination of the employment or service of the grantee, other than in special cases such as termination for cause. At the discretion of the compensation committee, SARs will be payable in cash, ordinary shares or equivalent value or some combination thereof.

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

Under our articles, our board of directors must consist of at least five and not more than nine directors, including, to the extent applicable, at least two external directors who may be required to be appointed under the Companies Law. Our board of directors currently consists of nine directors. Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors, to the extent applicable). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that at each annual general meeting the term of office of only one class of directors expires. Each director will hold office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles.

In August 2019, we elected to be governed by an exemption under the Companies Law regulations that exempts us from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of our board of directors. Our eligibility for that exemption is conditioned upon: (i) the continued listing of our ordinary shares on the Nasdaq Stock Market (or one of a few select other non-Israeli stock exchanges); (ii) there not being a controlling shareholder (generally understood in this context to be a 25% or greater shareholder) of our company under the Companies Law; and (iii) our compliance with the Nasdaq Listing Rules requirements as to the composition of (a) our board of directors-which requires that we maintain a majority of independent directors (as defined under the Nasdaq Listing Rules) on our board of directors and (b) the audit and compensation committees of our board of directors (which require that such committees consist solely of independent directors (at least three and two members, respectively), as described under the Nasdaq Listing Rules). At the time that it determined to exempt our company from the external director requirement, our board affirmatively determined that we meet the conditions for exemption from the external director requirement, including that a majority of the members of our board, along with each of the members of the audit and compensation committees of the board, are independent under the Nasdaq Listing Rules.

As a result of our election to be exempt from the external director requirement under the Companies Law, each of our directors (including our two directors who formerly served as external directors) is now assigned to one of the three, staggered classes of our board of directors, as follows:

(i)	the Class I directors are Jae Hyun (Jay) Lee, Yehoshua (Shuki) Nir and Dov Ofer, whose terms will expire at our annual general meeting of shareholders to be held in 2025 and when their successors are elected and qualified;;

(ii)	the Class II directors are Ofer Ben-Zur, Lauri Hanover and Gabi Seligsohn, and their terms expire at our annual general meeting of shareholders to be held in 2023 and when their successors are elected and qualified; and

(iii)	the Class III directors are Yuval Cohen, Stephen Nigro and Ronen Samuel, and their terms expire at our annual general meeting of shareholders to be held in 2024 and when their successors are elected and qualified.

Our board of directors has determined that seven of our directors, consisting of Yuval Cohen, Ofer Ben-Zur, Jae Hyun (Jay) Lee, Stephen Nigro, Yehoshua (Shuki) Nir, Dov Ofer and Gabi Seligsohn, constituting a majority of the members of the board, are independent under the rules of the Nasdaq Stock Market. The definition of independent director under the Nasdaq Stock Market rules specifies criteria whose aim is to ensure that there is no factor that would impair the ability of the independent director to exercise independent judgment, and furthermore requires that the board of directors affirmatively determine that the independent director can exercise independent judgment.

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

In addition, our articles allow our board of directors to appoint directors to fill vacancies on our board of directors for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated. External directors-when we are subject to, or choose to be bound by, the requirement to elect them-are elected for an initial term of three years and may be elected for additional three-year terms under the circumstances described below.

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

Board Committees

Audit Committee

Our audit committee consists of three members: Yehoshua (Shuki) Nir, Dov Ofer (Chairperson), and Gabi Seligsohn.

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

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq corporate governance rules. Our board of directors has determined that Dov Ofer qualifies as an audit committee financial expert, as defined by the SEC rules, and has the requisite financial experience, as defined by the Nasdaq corporate governance rules.

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

Under the Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is material or extraordinary under the Companies Law) (see “-Approval of Related Party Transactions under Israeli Law”);
●	establishing the approval process (including, potentially, the approval of the audit committee and conducting a competitive procedure supervised by the audit committee) for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;

●	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto;

●	examining our internal audit controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to fulfill his or her responsibilities;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

As part of its capacity in overseeing risk management activities and monitoring management’s policies and procedures, our audit committee also plays a significant strategic role in coordinating our cyber risk initiatives and policies and confirming their efficacy.

Compensation Committee and Compensation Policy

Our compensation committee consists of three members: Yehoshua (Shuki) Nir (Chairman), Stephen Nigro, and Dov Ofer.

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

Additional Governance Committees

ESG Steering Committee

Our board has appointed an ESG steering committee that is responsible for formulating policy, devising strategy, and ensuring governed execution concerning all ESG matters. Members of this committee include representatives of the middle and senior management levels from most departments of our company, including operations, technology, product, legal, finance, business, and HR. The ESG steering committee meets on a monthly basis.

With respect to oversight of ESG-related risks and opportunities, each board committee is assigned responsibility for oversight of matters most applicable to their responsibilities. We believe that allocating responsibility to a committee with relevant knowledge and experience improves the effectiveness of the board’s oversight. For example, the audit committee oversees risks related to regulatory, financial, and compliance matters, while the compensation committee oversees the implementation of our compensation policy and practices designed to ensure equitable pay across our organization.

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

For information regarding the current compensation package that is paid to our non-employee directors, see “B. Compensation-Director Compensation” in this ITEM 6. Our directors are also entitled to be paid reasonable travel, hotel and other expenses expended by them in attending board meetings and performing their functions as directors of the company, all of which is to be determined by the board of directors.

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

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. Hila Barr - Hoisman of Brightman Almagor & Zohar (Deloitte) serves as our internal auditor.

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

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “-Approval of Related Party Transactions under Israeli Law.”

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

As of December 31, 2022, we had 934 employees, with 517 located in Israel, 129 in the United States, 239 in Europe and 49 in Asia Pacific. The following table shows the breakdown of our workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of December 31,
Area of Activity	2020	2021	2022
Service	132	165	160
Sales and marketing	166	225	205
Manufacturing and operations	107	126	179
Research and development	164	223	239
General and administrative	103	143	151
Total	672	882	934

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

We have implemented an employee culture of Diversity, Equity and Inclusion, or DEI, where we seek to create a gender-equitable, welcoming and comfortable work environment in which our employees can express themselves freely and feel supported to achieve their best.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “ITEM 6.B. Compensation” and “ITEM 7.A. Major Shareholders.”

ITEM 7. Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 23, 2023 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of February 23, 2023 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

Unless otherwise noted below, each shareholder’s address is c/o Kornit Digital Ltd., 12 Ha’Amal Street, Rosh -Ha’Ayin 4809246, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

The percentages set forth below are based on 50,001,214 ordinary shares outstanding as of February 23, 2023.

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

A description of any material relationship that our major shareholders have had with us or any of our predecessors or affiliates within the past year is included under “ITEM 7.B-Related Party Transactions.”

Name	Number of Shares Beneficially Held		Percent
5% or Greater Shareholders
Wasatch Advisors Inc.(1)	4,691,897		9.4%
Artisan Partners Limited Partnership(2)	4,396,955		8.8%
Granahan Investment Management, LLC(3)	3,514,473		7.0%
Senvest Management, LLC(4)	4,145,259		8.3%
Directors and Executive Officers
Yuval Cohen	*		*
Ofer Ben-Zur	*		*
Lauri Hanover	*		*
Jae Hyun (Jay) Lee	*		*
Stephen Nigro	*		*
Yehushua (Shuki) Nir	*		*
Dov Ofer	*		*
Gabi Seligsohn	*		*
Ronen Samuel	46,282		*
Jecka Glasman	*		*
Daniel Gazit	*		*
Kobi Mann	*		*
All Directors and Executive Officers as a Group (12 persons)	*	(5)	*

*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)	The address of this shareholder is 505 Wakara Way, Salt Lake City, UT 84108. The information in this row is provided as of December 31, 2022, based on an amended statement of beneficial ownership on Schedule 13G/A filed by Wasatch Advisors Inc. with the SEC on February 8, 2023.

(2)	The address of this shareholder is 875 E. Wisconsin Ave., Suite 800, Milwaukee, WI 53202. The information in this row is provided as of December 31, 2022, based on a statement of beneficial ownership on Schedule 13G filed by Artisan Partners Limited Partnership and related persons with the SEC on February 10, 2023. The shares reported for this shareholder have been acquired on behalf of discretionary clients of Artisan Partners Limited Partnership, or APLP, which holds 4,396,955 shares, including 2,745,314 shares on behalf of Artisan Partners Funds, Inc.

(3)	The address of this shareholder is 40 Wyman Street, Suite 460, Waltham, MA 02451. The information in this row is provided as of December 31, 2022, based on a statement of beneficial ownership on Schedule 13G filed by Granahan Investment Management, LLC with the SEC on February 14, 2023. All of the shares reported for this shareholder are owned by various investment advisory clients of Granahan Investment Management LLC, which is deemed to be a beneficial owner of those shares due to its discretionary power to make investment decisions over such shares and/or its ability to vote such shares (in the case of voting, with respect to 3,082,694 of such shares).

(4)	The address of this shareholder is 540 Madison Avenue, 32nd Floor, New York, New York 10022. The information in this row is provided as of December 31, 2022, based on an amended statement of beneficial ownership on Schedule 13G/A filed by Senvest Management, LLC with the SEC on February 10, 2023. The ordinary shares reported in this row are held in the account of Senvest Master Fund, LP and Senvest Technology Partners Master Fund, LP, which we collectively refer to as the Senvest Investment Vehicles. Senvest Management, LLC may be deemed to beneficially own the securities held by the Senvest Investment Vehicles by virtue of Senvest Management, LLC’s position as investment manager of the Senvest Investment Vehicles. Mr. Richard Mashaal may be deemed to beneficially own the securities held by the Senvest Investment Vehicles by virtue of Mr. Mashaal’s status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by any of the foregoing persons or entities as to beneficial ownership of those ordinary shares.

(5)	Consists of ordinary shares, and additional ordinary shares underlying options, RSUs and PSUs that may be exercised or settled (as applicable) by our directors and executive officers within 60 days of February 23, 2023.

Recent Significant Changes in the Percentage Ownership of Major Shareholders

In February 2021, each of Wasatch Advisors Inc. and Clal Insurance Enterprises Holdings Ltd., or Clal (a former major shareholder of ours), reported changes in its beneficial ownership that had occurred over the course of 2020, as their beneficial ownership had changed from 8.7% to 9.8%, and from 5.6% to 5.1%, respectively, over that time.

In February 2022, each of Wasatch Advisors Inc. and Clal again reported changes in its beneficial ownership that had taken place over the course of 2021, as their beneficial ownership percentages had decreased from 9.8% to 6.9%, and from 5.1% to 3.2%, respectively, over the course of 2021. Clal consequently ceased to be a 5% shareholder.

In February 2023, Wasatch Advisors Inc. reported that it had increased its beneficial ownership percentage from 6.9% to 9.4%, reflecting an increase over the course of 2022.

Each of Artisan Partners Limited Partnership, Granahan Investment Management, LLC and Senvest Management, LLC became a new 5% shareholder over the course of 2022, reporting beneficial ownership that constituted 8.8%, 7.0% and 8.3%, respectively in February 2023.

The beneficial ownership of our ordinary shares by American Capital Management Inc. (a former major shareholder) went from 6.2% as of the end of 2019 to 5.7% as of the end of 2020 to 4.1% as of the end of 2021, thereby ceasing to be a 5% shareholder at that time.

Other than the foregoing, there have been no recent significant changes in the percentage ownership of major shareholders.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of February 23, 2023, there were two holders of record of our ordinary shares, of which one record holder, holding approximately 99.93% of our outstanding ordinary shares, had a registered address in the United States. These numbers are not representative of the number of beneficial holders of our shares, nor is it representative of where such beneficial holders reside, since all of these shares held of record in the United States were held through CEDE & Co., the nominee company of the Depository Trust Company, on behalf of hundreds of firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B.	Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, since January 1, 2022, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

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

Options, RSUs and PSUs

Since our inception we have granted options to purchase our ordinary shares to our officers and certain of our directors, and, commencing in 2018 (following approval by our shareholders), we began awarding annual RSU grants to our non-employee directors, and we also award them to our executive officers. Our option agreements may contain, and the terms of our RSU grants do contain, acceleration provisions upon certain merger, acquisition, or change of control transactions (in the case of the RSU grants, upon termination of, or resignation by, a non-employee director in connection with any such transaction or immediately thereafter). Our equity grant agreements for our officers also provide, in certain cases, for acceleration of vesting in the event of certain merger, acquisition, or change of control transactions. In 2021 and 2022, following shareholder approvals, we granted RSUs as well as performance based RSUs, or PSUs, to our chief executive officer (as described below under “Compensation Arrangement for CEO”). We describe our equity incentive plans under “ITEM 6.B. Compensation”. If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the option plans), all options that are vested will generally remain exercisable for ninety days after such termination.

Indemnification Agreements

Our articles permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by Israeli law. We have entered into indemnification agreements with each of our directors and executive officers, undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from a public offering of our shares, to the extent that these liabilities are not covered by insurance. We have also obtained Directors and Officers insurance for each of our executive officers and directors. For further information, see “ITEM 6.C Board Practices-Exculpation, Insurance and Indemnification of Directors and Officers.”

Compensation Arrangement for CEO

At our 2022 special general meeting of shareholders, held on December 29, 2022, our shareholders approved (following approval by our compensation committee and board of directors) an updated compensation package for our chief executive officer (the “CEO”), Ronen Samuel. We have provided below the updated compensation figures for the CEO, as adjusted based on that approval by our shareholders:

Base Salary: NIS 1.46 million (approximately $441,610)

Target Annual Bonus (% Base Salary): 100%
Target Total Cash (Base + Bonus): $883,220
Long-Term Incentive/ Equity Target Value: $2,500,000 annually
Target Total Direct Compensation: $3,383,220

The compensation package includes the following specific elements:

(i)	Total Shareholder Return (TSR) PSUs: PSUs valued at approximately $1,250,00 are granted to the CEO annually.

●	The actual number of TSR PSUs to be granted each year with the foregoing $1,250,000 value are determined based on a valuation methodology generally used for such awards (e.g., Monte Carlo method) as of the date of the relevant annual shareholder meeting or as of the relevant anniversary of the date of the meeting.

●	The vesting of the TSR PSUs is dependent upon the performance of our TSR, as measured by our Company’s share price, relative to the performance of the S&P 500 index, which determination is made for a two-year (30% weight) and three year (70% weight) period of time, upon the two-year and three-year anniversaries of each grant date, with the TSR PSUs either partially or fully vesting (if either/both performance conditions are met at or above the threshold level) or expiring (if the performance conditions are not met) on the three-year anniversary of each grant date;

●	There is “double trigger” vesting and acceleration of vesting due to termination of the CEO in certain circumstances.

●	The actual payout on the TSR PSUs (i.e., how many vest), will be determined based on our performance relative to a payout curve, with threshold and maximum performance levels, whereby the payout can be anywhere from zero to in excess of the payout target, as follows:

Kornit TSR Percentile Rank	Payout (% of Target)*
< 35th Percentile	0%
35th Percentile	50% (Threshold)
55th Percentile	100% (Target)**
75th Percentile	150%
> 75th Percentile	200% (Maximum)

*	Subject to linear interpolation
**	Target payout requires above median performance and the applicable payout will be capped at target if our company’s absolute TSR performance for the relevant measurement period is negative, irrespective of our company’s percentile ranking for such period.

(ii)	RSUs: RSUs valued at approximately $625,000 are granted to the CEO annually.

●	The actual number of RSUs to be granted each August 12 with the foregoing $625,000 value is based on the 30-day volume weighted average price of Kornit’s ordinary shares over the 30-day period preceding each such grant date.

●	The RSUs vest over a four-year period, with 25% of the RSUs vesting upon the first anniversary of the grant date and an additional 6.25% of the RSUs vesting upon the conclusion of each of the next 12 quarters thereafter, subject to the CEO’s continuous employment.

●	There is “double trigger” vesting and acceleration of vesting due to termination of the CEO in certain circumstances.

(iii)	Options: Options valued at approximately $625,000 (the number of options to be granted each August 12 to be determined based on the binomial pricing methodology as of the date of grant) are granted to the CEO annually.

●	the options have an exercise price equal to the closing price of Kornit’s ordinary shares on the grant date;

●	subject to Mr. Samuel’s continued employment as our CEO, the options vest over a four-year period, with 25% of the options vesting upon the first anniversary of the grant date and an additional 6.25% of the options vesting upon the conclusion of each of the next 12 quarters thereafter, subject to the CEO’s continuous employment;

●	There is “double trigger” vesting and acceleration of vesting due to termination of the CEO in certain circumstances; and

●	The options have a ten-year term, at the conclusion of which any unexercised options would expire.

“Clawback” Condition

The compensation terms for our CEO are subject, in the case of annual bonus and long-term incentive/equity compensation, to a potential repayment obligation to our Company/ cancellation (as applicable), under certain circumstances, as described in our compensation policy. In particular, in the event of an accounting restatement, we would be entitled to recover from the CEO a bonus payment in the amount by which it exceeds the bonus amount that would have been paid under the financial statements, as restated. In the case of performance-based equity compensation, i.e., TSR PSUs, which vest based on the performance of our share price (in comparison to the S&P 500 index companies), which itself derives in part from our reported financial results, we may cancel vested TSR PSUs to the extent that our share price following the accounting restatement drops below the level at which it minimally would have had to be in order for the TSR PSUs to have vested. If the subject TSR PSUs have been settled for underlying shares and the shares have been sold on the market already, we may seek monetary recovery to the extent the TSR PSUs would not have vested originally based on our share price following the accounting restatement.

Our right to recoup an excess payment/equity grant to our CEO applies to cash and equity incentive compensation paid during the three completed fiscal years immediately preceding the date on which we are required to prepare the accounting restatement or the CEO engaged in the misconduct. In order to recoup any such amounts, we must make a claim for recoupment prior to the second anniversary of the fiscal year end of the restated financial statements (as per the terms of our compensation policy).

Hedging/Pledging Restrictions

To ensure that the equity portion of our CEO’s compensation package serves solely to motivate our CEO to create value for our shareholders, our CEO is prohibited from creating “short” positions or engaging in other hedging activity with respect to our ordinary shares, which restrictions are based on our insider trading policy, and apply equally to our CEO. For a similar reason, our CEO will generally be prohibited from pledging the equity to be granted to him as collateral for a loan that may be received by him.

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

Securities Class Action Lawsuits

On February 15, 2023, a securities class action complaint was filed by a shareholder of Kornit in U.S. federal court in New Jersey, naming our company, our chief executive officer, Ronen Samuel, and our former chief financial officer, Alon Rozner, as defendants. The complaint asserts claims under Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder, and seeks unspecified damages. The complaint alleges misrepresentations by our company in our Exchange Act disclosures which caused our ordinary shares to trade at artificially inflated prices during the period between February 2021 and July 2022.

On February 17, 2023, an additional securities class action complaint was filed by a shareholder of Kornit in U.S. federal court in New Jersey, naming our company, our directors during the subject period (described below), our chief executive officer, Ronen Samuel, our former chief financial officer, Alon Rozner, the underwriters for our November 2021 follow-on public offering and Amazon (which sold shares in that public offering) as defendants. The complaint asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated under the Exchange Act, and seeks unspecified damages. The complaint alleges false and misleading statements by our company in our registration statement and prospectus supplement for the November 2021 follow-on offering and in our Exchange Act disclosures which caused our ordinary shares to be sold in that offering, and to trade in an ongoing manner, at artificially inflated prices during the period between August 2021 and July 2022.

These lawsuits are at preliminary stages. We believe the lawsuits are without merit and intend to defend against these cases vigorously. As of the date hereof, we are unable to estimate a range of loss, if any, that could result were there to be adverse final decisions in these cases, and estimated liabilities have not been recorded by the company in our financial statements.

Dividend Distribution Policy

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend (subject to any extraordinary market conditions that might arise) to retain future earnings, if any, to finance operations and expand our business. To the extent that volatile or depressed market conditions (whether in the wake of the coronavirus outbreak or otherwise) reduce the trading price of our ordinary shares substantially for an extended period of time, we may potentially consider using a portion of our cash reserves toward share repurchases. Our board of directors has sole discretion whether to pay dividends (or to effect share repurchases). If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. See “ITEM 3.D. Risk Factors- Risks Related to Our Ordinary Shares- We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future” and, in Exhibit 2.2 to this annual report, “Description of Kornit Digital Ltd. Ordinary Shares- Dividend and Liquidation Rights” for an explanation concerning the payment of dividends under Israeli law.

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

On March 15, 2023, the closing sales price of our ordinary shares on the Nasdaq Global Select Market was $19.05.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “-Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

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

The Original Warrant Shares underlying the Original Warrant were subject to vesting as a function of payments for purchased products and services of up to $150 million over a five-year period, with the shares vesting incrementally each time Amazon or its affiliates made a payment totaling $5 million to us. Amazon exercised the Original Warrant on a cashless (net) exercise basis in connection with our September 2020 and November 2021 public offerings, resulting in the issuance to it, and the sale by it, of 1,689,942 and 705,953 Original Warrant Shares in those respective offerings. As of December 31, 2022, no shares remained issuable under the Original Warrant.

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

As of December 31, 2022, 1,515,870 New Warrant Shares had vested and were issuable under the New Warrant.

Other Material Contracts

Material Contract	Location of Description in This Annual Report

Agreements and arrangements with, and compensation of, directors and executive officers	“ITEM 7.B. Related Party Transactions-Agreements and arrangements with, and compensation of, directors and executive officers.”

Kornit Digital Compensation Policy	“ITEM 6.C. Board Practices-Board Committees-Compensation Committee and Compensation Policy.”

OEM Supply Agreement, dated December 3, 2015, between us and FujiFilm Dimatix, Inc.	“ITEM 3.D. Risk Factors- Risks Related to Our Business and Our Industry- Risk factor titled “If our relationships with suppliers...”

Manufacturing Services Agreement, dated as of May 2015, between us and Flex	“ITEM 3.D. Risk Factors- Risks Related to Our Business and Our Industry- Risk factor titled “If our relationships with suppliers...”

Manufacturing Services Agreement, dated as of February 26, 2019, between us and Sanmina-SCI Israel Medical Systems Ltd.	“ITEM 3.D. Risk Factors- Risks Related to Our Business and Our Industry- Risk factor titled “If our relationships with suppliers...”

Office and Parking Space Lease Agreement, dated as of December 17, 2007 between us and Industrial Building Corporation, as amended	“ITEM 4.D. Property, Plant and Equipment.”

Lease Agreement dated as of March 25, 2010 between us and Benbenisti Engineering Ltd., as amended	“ITEM 4.D. Property, Plant and Equipment.”

Lease dated December 2017 between Bonanno Real Estate Group I, L.P. and Kornit Digital North America, Inc.	“ITEM 4.D. Property, Plant and Equipment.”

Lease Agreement, dated as of March 27, 2022, by and between us and the Israel Lands Authority.	“ITEM 3.D. Risk Factors-Risks Related to Our Business and Our Industry- Our new Kiryat Gat facility…”.

D.	Exchange Controls

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Capital gain is generally subject to tax at the corporate tax rate (23% in 2018 and thereafter), if generated by a company, or at the rate of 25% if generated by an individual, or 30% in the case of sale of shares by a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive proceeds upon liquidation and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2022) unless the benefiting provisions of an applicable treaty applies.

Notwithstanding the foregoing, a non-Israeli resident (individual or corporation) who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a recognized stock exchange in Israel or outside of Israel will generally be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-Israeli resident maintains in Israel (and with respect to shares listed on a recognized stock exchange outside of Israel, so long as neither the shareholder nor the particular capital gain is otherwise subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985). However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, such as a merger or other transaction, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by that authority or obtain a specific exemption from the ITA to confirm their status as non-Israeli residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxation of Non-Israeli Shareholders on Receipt of Dividends.

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 30% (if the recipient is a Substantial Shareholder at the time of receiving the dividend or at any time during the preceding 12 months) or 15% if the dividend is distributed from income attributed to a Benefited Enterprise and 20% with respect to a Preferred Enterprise, subject to certain conditions. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Substantial Shareholder or not) and 15% if the dividend is distributed from income attributed to a Benefited Enterprise or 20% if the dividend is distributed from income attributed to a Preferred Enterprise, or such reduced rate as may be provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, or such lower tax rate as may be provided in an applicable tax treaty).

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

Excess Tax.

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 663,240 for 2022, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

U.S. Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to purchasers of our ordinary shares and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

●	banks, financial institutions or insurance companies;

●	real estate investment trusts, regulated investment companies or grantor trusts;

●	dealers or traders in securities, commodities or currencies;

●	tax-exempt entities;

●	certain former citizens or long-term residents of the United States;

●	persons that received our ordinary shares as compensation for the performance of services;

●	persons that will hold our ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

●	persons owning ordinary shares in connection with a trade or business conducted outside the United States;

●	certain U.S. expatriates;
●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our ordinary shares through such an entity;

●	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar; or

●	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our ordinary shares.

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

Distributions

Subject to the discussion below under “- Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution that we pay you with respect to our ordinary shares before reduction for any non-U.S. taxes withheld therefrom generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any cash distribution exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, if you are a U.S. Holder, you should expect that the entire amount of any cash distribution generally will be reported as dividend income to you; provided, however, that distributions of ordinary shares to U.S. Holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Moreover, such reduced rate shall not apply if we are a PFIC for the taxable year in which it pays a dividend or were a PFIC for the preceding taxable year. Dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

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

Although, as discussed above, dividends that we pay to a U.S. Holder will generally be treated as foreign source income, for periods in which we are a “United States-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source income solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. Treasury Regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit unless the taxes are creditable under the U.S.-Israel Tax Treaty and the holder is eligible for benefits under the U.S.-Israel Tax Treaty and elects its application. Holders should consult their own tax advisors about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, such an election.

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

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion above under “- Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize an amount of gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The tax basis in an ordinary share generally will equal the U.S. dollar cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares generally will be eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

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

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2022, and furthermore do not expect to be classified for the taxable year ending December 31, 2023. Because PFIC status must be determined annually based on tests which are factual in nature, our PFIC status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year and we do not intend to make a determination of our or any of our future subsidiaries’ PFIC status in the future. A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences described below with respect to owning our ordinary shares if we are classified as a PFIC for our taxable year ending December 31, 2022, provided that such U.S. Holder is eligible to make, and successfully makes, either a “mark-to-market” election or a qualified electing fund election described below for the taxable year in which its holding period begins.

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

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also furnish to the SEC reports on Form 6-K containing quarterly unaudited financial information for the first three quarters of each fiscal year.

The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov. As permitted under Nasdaq Listing Rule 5250(d)(1)(C), we post our annual reports filed with the SEC on our website at http://www.kornit.com. We will furnish hard copies of such reports to our shareholders upon request free of charge. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

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

Foreign Currency Exchange Risk

Due to our international operations, currency exchange rates impact our financial performance. In 2022, approximately 82% of our revenues were denominated in U.S. dollars,14% of our revenues were denominated in Euros and 4% of our revenues were denominated in Great Britain Pounds. Conversely, in 2022, approximately 21% of our purchases of raw materials and components of our systems and ink and other consumables are denominated in either NIS or in NIS prices that are linked to U.S. dollars. Similarly, a majority of our operating costs, which are largely comprised of labor costs, are denominated in NIS, due to our operations in Israel. Accordingly, our results of operations may be materially affected by fluctuations in the value of the U.S. dollar relative to the NIS and the Euro.

The following table presents information about the changes in the exchange rates of the NIS and the Euro against the U.S. dollar:

	Change in Average Exchange Rate
Period	U.S. Dollar against the NIS (%)	U.S. Dollar against the Euro (%)
2020	(3.4)	(1.7)
2021	(6.2)	(3.7)
2022	4.0	12.5

The figures above represent the change in the average exchange rate in the given year compared with the average exchange rate in the immediately preceding year. Negative figures represent depreciation of the U.S. dollar compared with the NIS or Euro (as applicable) and positive figures represent appreciation of the U.S. dollar compared with the NIS or Euro (as applicable). We estimate that a 10% increase or 10% decrease in the value of the NIS against the U.S. dollar would have decreased or increased our net income by approximately $(5 million) or $6 million in 2021 and $(15.2 million) or $12.5 million in 2022, respectively. We estimate that a 10% increase or 10% decrease in the value of the Euro against the U.S. dollar would have decreased or increased our net income by approximately $(1.6 million) or $1.2 million in 2021 and $1.3 million or $(0.7 million) in 2022, respectively. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.

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

During 2021 and 2022, we entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in NIS.

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

Credit Risk, Liquidity Risk and Interest Rate Risk

Our investment strategy is to achieve a return that will allow us to preserve capital and maintain liquidity requirements. We invest primarily in debt securities, specifically corporate debt securities. By policy, we limit the amount of credit exposure to any one issuer. As of December 31, 2021 and December 31, 2022, we did not have any material (realized) losses on our marketable debt securities. As of December 31, 2022, unrealized losses on our marketable debt securities were partially due to temporary interest rate fluctuations as a result of higher market interest rates compared with interest rates at the time of purchase. We account for both fixed and variable rate securities at fair value with changes on gains and losses recorded in Other Comprehensive Income until the securities are sold.

Other Market Risks

We do not believe that we have any material exposure to inflationary or other market risks.

ITEM 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies.

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A-E.	Not applicable

ITEM 15. Controls and Procedures.

(a)	Disclosure Controls and Procedures

Our management evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2022. Based on their evaluation, our principal executive officer and principal financial officer concluded that as of December 31, 2022, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2022 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

(c)	Attestation report of the independent registered public accounting firm

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2022 is provided on page F-3, as included under Item 18 of this annual report.

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

ITEM 16. [Reserved]

ITEM 16A. Audit Committee Financial Expert.

Our board of directors has determined that Dov Ofer, who serves on the audit committee of our board of directors and who meets the “independent director” definition under the Nasdaq Listing Rules, qualifies as an “audit committee financial expert,” as defined under the rules and regulations of the SEC.

ITEM 16B. Code of Ethics.

We have adopted a code of ethics and business conduct applicable to our executive officers, directors and all other employees. A copy of the code, as most recently updated in August 2020, is delivered to every employee of our company and is available to investors and others on our website at http://ir.kornit.com/ or by contacting our investor relations department. Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics and business conduct applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Report of Foreign Private Issuer on Form 6-K. We did not provide such a waiver or adopt such an amendment during the fiscal year ended December 31, 2022.

ITEM 16C. Principal Accountant Fees and Services.

Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, and other members of Ernst & Young Global for professional services for each of the last two fiscal years were as follows:

	Year Ended December 31, 2021		Year Ended December 31, 2022
	(in thousands of dollars)
	Amount	Percentage	Amount	Percentage
Audit fees	$720	84%	$775	91%
Audit-Related Fees	-	0%	-	0%
Tax Fees	76	9%	23	3%
All Other Fees	60	7%	50	6%
Total	$856	100%	$848	100%

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

ITEM 17. Financial Statements.

Not applicable.

ITEM 18. Financial Statements.

See pages F-1 through F-48 appended hereto.

ITEM 19. Exhibits.

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Kornit Digital Ltd.(1)
2.1	Specimen ordinary share certificate of Kornit Digital Ltd.(2)
2.2	Description of ordinary shares of Kornit Digital Ltd.#
4.1	Form of Indemnification Agreement(3)
4.2	2012 Share Incentive Plan(4)
4.3	2015 Incentive Compensation Plan(5)
4.4	Kornit Digital Ltd. Compensation Policy(6)
4.5	English summary of the Office and Parking Space Lease Agreement dated as of December 17, 2007, by and between the Registrant and Industrial Building Corporation Ltd. as amended by Addendum, dated 2007, Addendum to Lease Agreement, dated 2007, Addendum to Lease Agreement, dated March 8, 2012, Addendum to Lease Agreement, dated 2012, Addendum to Lease Agreement, dated December 19, 2012, Addendum to Lease Agreement, dated May 20, 2013, Addendum to Lease Agreement, dated January 12, 2014, Addendum to Lease Agreement, dated January 12, 2014, Addendum to Lease Agreement, dated December 27, 2015, Addendum to Lease Agreement, dated December 28, 2015, Addendum to the Lease Agreement dated October 17, 2017, Addendum dated February 21, 2018, Addendum to the Lease Agreement, dated April 23, 2018, Addendum to the Lease Agreement dated December 26, 2018, Addendum to the Lease Agreement, dated January 3, 2019, Addendum to the Lease Agreement dated September 16, 2019, Addendum to the Lease Agreement, dated November 28, 2019, Addendum to the Lease Agreement dated February 9, 2020, Addendum to the Lease Agreement, dated June 28, 2020, Addendum to the Lease Agreement, dated April 13, 2021, Addendum to the Lease Agreement, dated April 13, 2021, Addendum to the Lease Agreement, dated June 21, 2021, Addendum to the Lease Agreement, dated July 27, 2021, Addendum to the Lease Agreement, dated October 10, 2021, Addendum to the Lease Agreement, dated November 14, 2021, Addendum to the Lease Agreement, dated December 28, 2021, Addendum to the Lease Agreement, dated December 28, 2021 and Addendum to the Lease Agreement, dated April 28, 2022. (7)
4.6	English summary of the Lease Agreement, dated March 25, 2010, by and between the Registrant and Benvenisti Engineering Ltd. as amended by Addendum to Lease Agreement, dated November 21, 2011, Addendum to Lease Agreement, dated September 16, 2014, Addendum to the Lease Agreement dated March 16, 2015, an Addendum to the Lease Agreement dated August 31, 2017, an Addendum to the Lease Agreement dated June 24, 2018 an Addendum to the Lease Agreement dated January 11, 2021, an Addendum to Lease Agreement dated March 10, 2021 and an Addendum to Lease Agreement dated September 13, 2021 (8)
4.7	OEM Supply Agreement, dated December 3, 2015, among the Registrant and FujiFilm Dimatix, Inc.†(9)
4.8	Manufacturing Services Agreement, dated May 2015, by and between the Registrant and Flex (formerly known as Flextronics (Israel) Ltd.)†(10)
4.9.1	Master Purchase Agreement, dated January 10, 2017, between the Registrant and Amazon Corporate LLC†(11)
4.9.2	Amendment 1 to Master Purchase Agreement, effective March 1, 2017, between the Registrant and Amazon Corporate LLC*(12)
4.9.3	Amendment 2 to Master Purchase Agreement, effective January 1, 2018, between the Registrant and Amazon Corporate LLC*(13)
4.9.4	Amendment 3 to Master Purchase Agreement, effective June 29, 2018, between the Registrant and Amazon Corporate LLC*(14)
4.9.5	Amendment 4 to Master Purchase Agreement, effective January 1, 2020, between the Registrant and Amazon.com Services LLC* (15)
4.9.6	Amendment 5 to Master Purchase Agreement, effective September 1, 2020, between the Registrant and Amazon.com Services LLC*(16)
4.9.7	Amendment 6 to Master Purchase Agreement, effective February 15, 2021, between the Registrant and Amazon.com Services LLC*(17)

4.10	Transaction Agreement, dated January 10, 2017, between the Registrant and Amazon.com, Inc.(18)
4.11	Warrant to Purchase Ordinary Shares, dated January 10, 2017, issued to Amazon.com NV Investment Holdings LLC(19)
4.12	Transaction Agreement, dated September 14, 2020, between the Registrant and Amazon.com, Inc.(20)
4.13	Warrant to Purchase Ordinary Shares, dated September 14, 2020, issued to Amazon.com NV Investment Holdings LLC(21)
4.14	Lease, dated December 2017, between Kornit Digital North America, Inc. and Bonanno Real Estate Group I, L.P. (22)
4.15	English translation of Lease Agreement, dated March 27, 2022, by and between the Registrant and the Israel Lands Authority #
4.16	Manufacturing Services Agreement, dated as of February 26, 2019, by and between the Registrant and Sanmina-SCI Israel Medical Systems Ltd.(23)*
8.1	List of subsidiaries of the Registrant #
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002 #
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002 #
13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith #
15.1	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm #
101	The following financial information from Kornit Digital Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2022 formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2021 and 2022; (ii) Consolidated Statements of Operations for the years ended December 31, 2020, 2021 and 2022; (iii) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2020, 2021, and 2022; (iv) Statements of Shareholders’ Equity for the years ended December 31, 2020, 2021, and 2022; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2021, and 2022; (v) Notes to Consolidated Financial Statements, tagged as blocks of text; and (vi) Cover Page Interactive Data File. #
104	Inline Cover Page Interactive Data File (included in Exhibit 101).

(1)	Previously furnished to the SEC on August 12, 2021 as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(2)	Previously filed with the SEC on March 10, 2015 as Exhibit 4.1 to Amendment No. 1 to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(3)	Previously filed with the SEC on March 10, 2015 as Exhibit 10.3 to Amendment No. 1 to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(4)	Previously filed with the SEC on February 25, 2015 as Exhibit 10.2 to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.

(5)	Previously filed with the SEC on March 18, 2015 as Exhibit 10.21 to Amendment No. 3 to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(6)	Previously furnished to the SEC on July 2, 2020 as Appendix A to the Registrant’s proxy statement for its 2020 annual general meeting of shareholders, attached as Exhibit 99.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(7)	Previously filed with the SEC on March 25, 2021 as Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(8)	Previously filed with the SEC on March 25, 2021 as Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(9)	Previously filed with the SEC on April 14, 2016 as Exhibit 4.9 to Amendment No. 1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated by reference herein.
(10)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(11)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(12)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.11.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(13)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.11.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(14)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.11.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(15)	Previously filed with the SEC on September 14, 2020 as Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(16)	Previously filed with the SEC on March 25, 2021 as Exhibit 4.10.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(17)	Previously filed with the SEC on March 25, 2021 as Exhibit 4.10.7 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(18)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(19)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(20)	Previously furnished to the SEC on September 14, 2020 as Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(21)	Previously furnished to the SEC on September 14, 2020 as Exhibit 4.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(22)	Previously filed with the SEC on March 20, 2018 as Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.
(23)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.

#	Filed herewith

†	Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 406 under the Securities Act of 1933 as amended or Rule 24b-2 under the Securities Exchange Act of 1934, as amended, as applicable.

*	Portions of this exhibit have been omitted in accordance with the rules of the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KORNIT DIGITAL LTD.

By:	/s/ Lauri Hanover
Name:	Lauri Hanover
Title:	Chief Financial Officer

Date: March 30, 2023

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kornit Digital Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kornit Digital Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 30, 2023 expressed an unqualified opinion thereon.

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

Inventory Valuation

Description of the Matter

The Company’s inventories totaled $89 million as of December 31, 2022. As explained in Note 2 to the consolidated financial statements, the Company assesses the value of all inventories, including raw materials, finished goods and spare parts, in each reporting period. Obsolete inventory or inventory in excess of management’s estimated usage requirement is written down to its estimated net realizable value if those amounts are determined to be less than cost.

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

March 30, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kornit Digital Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Kornit Digital Ltd and subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Kornit Digital Ltd and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022, and 2021, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 30, 2023 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

Tel-Aviv, Israel

March 30, 2023

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2022	2021

ASSETS

Current Assets
Cash and cash equivalents	$104,597	$611,551
Short-term bank deposits	275,033	9,168
Marketable securities	20,380	28,116
Trade receivables, net of allowances of $738 and $286, respectively	67,360	49,797
Inventories, net	89,415	63,017
Prepaid expenses and other current assets	22,054	13,694

Total current Assets	578,839	775,343

Non-current Assets
Marketable securities	245,970	149,269
Property, plant and equipment, net	60,463	45,046
Deferred tax assets, net	-	9,339
Operating lease right-of-use assets	27,139	25,155
Intangible assets, net	9,890	10,063
Goodwill	29,164	25,447
Other non-current assets	5,927	856
Severance pay fund	274	357

Total non-current Assets	378,827	265,532

Total Assets	$957,666	$1,040,875

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2022	2021

LIABILITIES

Current Liabilities
Trade payables	$14,833	$46,448
Employees and payroll accruals	14,255	22,482
Deferred revenues and customers’ advances	5,701	5,401
Operating lease liabilities	4,989	5,058
Accrued expenses and other current liabilities	25,592	17,287

Total current Liabilities	65,370	96,676

Non-current liabilities
Accrued severance pay	1,223	1,543
Operating lease liabilities	21,035	21,900
Other non-current liabilities	1,216	1,203

Total non-current Liabilities	23,474	24,646

Total Liabilities	88,844	121,322

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.01 par value - Authorized: 200,000,000 shares at December 31, 2022 and 2021; Issued and Outstanding: 49,953,615 and 49,619,782 shares at December 31, 2022 and 2021, respectively	134	133
Additional paid-in capital	921,695	875,367
Accumulated other comprehensive income (loss)	(17,424)	571
Retained earnings (accumulated deficit)	(35,583)	43,482

Total Shareholders’ Equity	868,822	919,553

Total Liabilities and shareholders’ Equity	$957,666	$1,040,875

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2022	2021	2020

Revenues
Products	$222,502	$282,637	$164,918
Services	49,016	39,369	28,413

Total revenues	271,518	322,006	193,331

Cost of revenues
Products	125,935	132,730	75,040
Services	49,083	37,365	30,490

Total cost of revenues	175,018	170,095	105,530

Gross profit	96,500	151,911	87,801

Operating expenses
Research and development, net	56,026	43,729	31,464
Sales and marketing	71,067	58,752	36,405
General and administrative	39,289	36,637	26,661

Total operating expenses	166,382	139,118	94,530

Operating income (loss)	(69,882)	12,793	(6,729)

Financial income, net	13,382	2,599	3,498

Income (loss) before income taxes (tax benefit)	(56,500)	15,392	(3,231)
Taxes on income (tax benefit)	22,565	(135)	1,552

Net income (loss)	$(79,065)	$15,527	$(4,783)

Basic earnings (losses) per ordinary share	$(1.59)	$0.33	$(0.11)

Diluted earnings (losses) per ordinary share	$(1.59)	$0.32	$(0.11)

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020

Net income (loss)	$(79,065)	$15,527	$(4,783)

Other comprehensive income (loss), net of tax:

Available-for-sale securities:
Changes in unrealized gains (losses), net of tax	(16,912)	(2,423)	1,946
Losses (gains) reclassified into net income (loss), net of tax	10	(32)	(465)

Net change	(16,902)	(2,455)	1,481

Cash flow hedges:
Changes in unrealized gains (losses), net of tax	(3,450)	415	285
Losses (gains) reclassified into net income (loss), net of tax	2,357	(122)	(294)

Net change	(1,093)	293	(9)

Foreign currency translation adjustments, net	-	-	418

Total other comprehensive income (loss), net of tax	(17,995)	(2,162)	1,890

Comprehensive income (loss)	$(97,060)	$13,365	$(2,893)

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares			Accumulated	Retained
	Number of shares outstanding	Amount	Additional paid in capital	other comprehensive income (loss)	earnings (accumulated deficit)	Total Shareholders’ equity

Balance at January 1, 2020	40,684,340	105	304,617	843	32,738	338,303

Issuance of ordinary shares in a secondary offering, net of issuance costs in an amount of $739	4,689,941	14	162,531	-	-	162,545
Exercise of options and vesting of restricted stock units	614,332	2	5,658	-	-	5,660
Share-based compensation	-	-	10,036	-	-	10,036
Warrants to customers	-	-	5,366	-	-	5,366
Other comprehensive loss	-	-	-	1,890	-	1,890
Net loss	-	-	-	-	(4,783)	(4,783)

Balance at December 31, 2020	45,988,613	121	488,208	2,733	27,955	519,017

Issuance of ordinary shares in a secondary offering, net of issuance costs in an amount of $760	3,042,845	10	341,755	-	-	341,765
Exercise of options and vesting of restricted stock units	588,324	2	4,848	-	-	4,850
Share-based compensation	-	-	15,133	-	-	15,133
Warrants to customers	-	-	25,423	-	-	25,423
Other comprehensive income	-	-	-	(2,162)	-	(2,162)
Net income	-	-	-	-	15,527	15,527

Balance at December 31, 2021	49,619,782	133	875,367	571	43,482	919,553

Exercise of options and vesting of restricted stock units	333,833	1	829	-	-	830
Share-based compensation	-	-	22,999	-	-	22,999
Warrants to customers	-	-	22,500	-	-	22,500
Other comprehensive income	-	-	-	(17,995)	-	(17,995)
Net loss	-	-	-	-	(79,065)	(79,065)

Balance at December 31, 2022	49,953,615	134	$921,695	$(17,424)	$(35,583)	$868,822

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Net income (loss)	$(79,065)	$15,527	$(4,783)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	13,565	7,096	4,711
Fair value of warrants deducted from revenues	22,500	25,423	5,366
Share based compensation	22,649	15,133	10,036
Amortization of premium and accretion of discount on marketable securities, net	1,820	1,279	395
Realized loss (gain) on sale of marketable securities	10	(32)	(503)
Change in operating assets and liabilities:
Trade receivables, net	(15,891)	1,782	(9,529)
Inventories, net	(29,004)	(14,079)	(15,827)
Other non-current assets	(4,251)	(110)	54
Prepaid expenses and other current assets	(8,635)	(4,134)	(2,333)
Deferred taxes	8,530	(2,064)	2,177
Operating lease right-of-use assets and liabilities, net	(2,918)	211	1,265
Trade payables	(26,948)	12,865	6,864
Employees and payroll accruals	(7,674)	9,698	6,366
Deferred revenues and customers’ advances	(1,426)	(21,668)	24,286
Accrued expenses and other current liabilities	7,190	5,648	4,822
Accrued severance pay, net	(237)	309	143
Other non-current liabilities	13	760	(877)
Loss from sale and disposal of property, plant and equipment	425	-	139
Foreign currency translation loss on intercompany balances with foreign subsidiaries	-	-	(362)

Net cash provided by (used in) operating activities	(99,347)	53,644	32,410

Cash flows from investing activities:
Purchase of property, plant and equipment	(18,042)	(14,477)	(13,489)
Acquisition of intangible assets and capitalization of software development costs	(308)	(130)	(121)
Proceeds from sale of property, plant and equipment	71	-	4
Investment in equity securities	(820)	(351)	-
Cash paid in connection with acquisition, net of cash acquired	(14,654)	(14,991)	(15,535)
Proceeds from (investment in) short-term bank deposits, net	(265,865)	215,636	(129,804)
Proceeds from sale of marketable securities	1,945	1,000	58,532
Proceeds from maturity of marketable securities	27,898	13,526	21,706
Investment in marketable securities	(137,500)	(110,458)	(35,923)

Net cash provided by (used in) investing activities	(407,275)	89,755	(114,630)

Cash flows from financing activities:
Proceeds from public offering, net of issuance costs	-	339,760	161,981
Exercise of employee stock options	619	4,850	5,660
Payments of withholding taxes related to exercise of share-based awards	(951)	(2,235)	(596)

Net cash provided by (used in) financing activities	(332)	342,375	167,045

Foreign currency translation adjustments on cash and cash equivalents	-	-	209
Increase (decrease) in cash and cash equivalents	(506,954)	485,774	85,034
Cash and cash equivalents at the beginning of the period	611,551	125,777	40,743

Cash and cash equivalents at the end of the period	$104,597	$611,551	$125,777

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Supplemental disclosure of cash flow information

Cash paid during the year for income taxes	$13,171	$435	$1,028

Non-cash investing and financing activities:
Purchase of property, plant and equipment	$1,692	$2,461	$1,904

Inventory transferred to be used as property, plant and equipment	$6,792	$3,572	$990
Right-of-use asset recognized with corresponding lease liability	$7,585	$5,688	$2,929

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	Kornit Digital Ltd. (the “Company”) was incorporated in 2002 under the laws of the State of Israel. The Company and its subsidiaries develop, design and market digital printing solutions for the global printed textile industry. The Company’s and its subsidiaries’ solutions are based on their proprietary digital textile printing systems, ink and other consumables, associated software and value-added services.

b.	The Company established wholly owned subsidiaries in Israel, the United States, Germany, Hong Kong, the United Kingdom and Japan. The Company’s subsidiaries are engaged primarily in services, sales, and marketing, except for the Israeli subsidiary which is engaged primarily in research and development and manufacturing.

c.	The Company depends on four major suppliers to supply certain components for the production of its products. If one of these suppliers fails to deliver or delays the delivery of the necessary components, the Company will be required to seek alternative sources of supply. A change in these suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company’s results of operations and financial position.

d.	On April 5, 2022, the Company, through its wholly owned subsidiary Kornit Digital Technologies Ltd., acquired 100% of the outstanding common shares and voting rights of Tesoma GmbH, a German manufacturer of continuous dryers and oven systems.

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

On an ongoing basis, the Company’s management evaluates estimates, including those related to intangible assets and goodwill, tax assets and liabilities, fair values of stock-based awards, inventory write-offs, warranty provision, allowance for credit loss and provision for rebates and returns. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable. The results of the assessment form the basis for making judgments about the carrying values of assets and liabilities.

b.	Financial statements in United States dollars:

Most of the revenues of the Company and its subsidiaries are denominated in U.S. dollars. The U.S. dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the U.S. dollar. Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) No. 830 “Foreign Currency Matters”. Changes in currency exchange rates between the Company’s functional currency and the currency in which a transaction is denominated are included in the Company’s statements of operations as financial income, net in the period in which the currency exchange rates change.

During the year ended December 31, 2020, the functional currency of the Company’s subsidiary in Germany was the Euro. All amounts on the balance sheet have been translated into U.S. dollars using the exchange rate in effect on the relevant balance sheet date, and all amounts in the statement of operation have been translated into U.S. dollars using the exchange rate on the respective date on which those elements are recognized. The resulting translation adjustment was reported as a component of accumulated other comprehensive income in shareholders’ equity. Management conducted a review of the functional currency of the German subsidiary and decided to change its functional currency from the EURO to the U.S. Dollars, effective January 1, 2021. This change was based on an assessment by Company’s management that the U.S. dollars is the primary currency of the economic environment in which the German subsidiary operates.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions, including profits from intercompany sales, have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at acquisition.

e.	Short-term bank deposits:

Short-term bank deposits are deposits with an original maturity of more than three months but less than one year from the date of acquisition.

f.	Marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC 320, “Investments - Debt Securities”. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determinations at each balance sheet date. The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date and the entity’s expectations of sales and redemptions in the following year.

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

At each reporting period, the Company evaluates whether declines in fair value below amortized cost are due to expected credit losses, as well as the Company’s ability and intent to hold the investment until a forecasted recovery occurs in accordance with ASC 326, Financial Instrument- Credit losses. Allowance for credit losses on available-for-sale marketable securities are recognized in the Company’s consolidated statements of operations, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in shareholders’ equity.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company did not recognize an allowance for credit losses on marketable securities for the years ended December 31, 2022, 2021 and 2020.

g.	Inventories:

Inventories are measured at the lower of cost or net realizable value. The cost of inventories comprises cost of purchases and costs incurred in bringing the inventories to their present location and condition. Inventory write-off is measured as the difference between the cost of the inventory and net realizable value and is charged to cost of sales.

Cost of inventories is determined as follows:

Raw materials and components - on the basis of weighted average cost.

Finished goods - on the basis of average costs of materials, and other direct manufacturing costs.

Inventory write-offs have been provided to cover risks arising from slow-moving items, technological obsolescence and excess inventories according to revenue forecasts.

During the years ended December 31, 2022, 2021 and 2020, the Company recorded inventory write-offs in a total amount of $11,445, $4,909and $5,000, respectively.

h.	Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and accumulated impairment losses. Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%
Office furniture and equipment	7 - 20
Computer and peripheral equipment	33
Machinery and equipment	7 - 33
Leasehold improvements	(*)
Building and land	(**)

(*)	Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

(**)	Building and land consist of land and an ink manufacturing plant. In September 2019, the Company purchased the land which includes long-term leasehold rights, with a lease term of 98 years. The manufacturing plant useful life is 25 years.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Leases:

The Company determines if an arrangement is a lease at inception. Contracts containing a lease are further evaluated for classification as an operating or finance lease. In determining the leases classification the Company assesses among other criteria: (i) 75% or more of the remaining economic life of the underlying asset is a major part of the remaining economic life of that underlying asset; and (ii) 90% or more of the fair value of the underlying asset comprises substantially all of the fair value of the underlying asset. Operating leases are included in operating lease right-of-use (“ROU”) assets, current operating lease liabilities and non-current operating lease liabilities in the Company’s consolidated balance sheets. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. For leases with terms greater than 12 months, the Company records the ROU asset and liability at commencement date based on the present value of lease payments according to their term.

The Company uses incremental borrowing rates based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses are recognized on a straight-line basis over the lease term or the useful life of the leased asset.

In addition, the carrying amount of the ROU and lease liabilities are remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

j.	Business combinations:

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

k.	Goodwill:

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

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company operates in one operating segment and this segment comprises the Company’s sole reporting unit. The goodwill impairment test is performed according to the following principles:

1.	An initial qualitative assessment may be performed to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount.

2.	If the Company concludes it is more likely than not that the fair value of the reporting unit is less than its carrying amount, a quantitative fair value test is performed. An impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized.

During the years ended December 31, 2022, 2021 and 2020, no impairment of goodwill was recorded.

l.	Intangible assets:

The Company evaluates the recoverability of finite-lived intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable.

The evaluation is performed at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

If such review indicates that the carrying amount of intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value. The Company has not recorded any impairment charges of finite-lived intangible assets during the years ended December 31, 2022, 2021 and 2020.

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

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Impairment of long-lived assets:

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

During the years ended December 31, 2022, 2021 and 2020, no impairment of long-lived assets and finite-lived intangible assets was recorded.

n.	Revenue recognition:

The Company generates revenues from sales of systems, consumables and services, including software subscriptions and transaction-based revenues. The Company sells its products directly to end-users and indirectly through independent distributors, all of whom are considered end-users.

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

Revenues from products, which consist of systems and consumables, are recognized at the point in time when control has transferred, in accordance with the agreed-upon delivery terms. Revenues from services are derived mainly from the sale of print heads, spare parts, upgrade kits, service contracts and software subscriptions. The Company’s revenues from print heads, spare parts and upgrade kits revenues (collectively “Spare parts”) are recognized at the point in time when control has transferred, contracts and software subscriptions are recognized over time, on a straight-line basis, over the period of the service.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For multiple performance obligations arrangements, such as selling a system with service contract, installation and training, the Company accounts for each performance obligation separately as it is distinct. The transaction price is allocated to each distinct performance obligation on a relative standalone selling price (“SSP”) basis and revenue is recognized for each performance obligation when control has passed, or service has been rendered. In most cases, the Company can establish SSP based on the observable prices of services sold separately in comparable circumstances to similar customers and for products based on the Company’s best estimates of the price at which the Company would have sold the product regularly on a stand-alone basis. The Company reassesses the SSP on a periodic basis or when facts and circumstances change.

The Company does not account for training and installation as a separate performance obligation due to its immateriality in the context of its contracts. Accordingly, revenues from training and installation are recognized upon the delivery of its systems.

The Company periodically provides customer incentive programs in the form of product discounts, volume-based rebates and warrants (see also note 11f), which are accounted for as a variable consideration that are deducted from revenue in the period in which the revenue is recognized. These reductions to revenue are made based upon estimates that are determined according to historical experience and the specific terms and conditions of the incentive.

The Company maintains a provision for returns which is estimated, primarily based on historical experience as well as management judgment, and is recorded as a reduction of revenue. Such provision amounted to $1,084 and $2,178 as of December 31, 2022 and 2021, respectively, and is included under accrued expenses and other current liabilities in the consolidated balance sheets.

Contract liabilities include amounts received from customers for which revenue has not yet been recognized. Contract liabilities amounted to $5,941 and $5,564 as of December 31, 2022 and 2021, respectively, and are presented under deferred revenues and customers advances and other non-current liabilities. During the year ended December 31, 2022, the Company recognized revenues in amount of $5,401, which have been included in the contract liabilities balance on January 1, 2022.

In cases where the Company’s customers trade-in old systems as part of a sale of new systems, the fair value of the old systems is recorded as inventory, provided that such value can be recoverable.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue disaggregated by revenue source consists of the following:

	Year ended December 31,
	2022	2021	2020

Systems	$119,073	$181,445	$87,769
Ink and consumables	103,429	101,192	77,149
Service - spare parts	28,619	21,936	17,521
Service contracts and software subscriptions	20,397	17,433	10,892

Total revenue	$271,518	$322,006	$193,331

The following table presents revenue disaggregated by geography based on customer location:

	Year ended December 31,
	2022	2021	2020

U.S.	$138,515	$211,294	$124,375
EMEA	93,243	78,686	45,859
Asia Pacific	24,396	23,341	14,211
Other	15,364	8,685	8,886

Total revenue	$271,518	$322,006	$193,331

Sales to the Company’s independent distributors accounted for approximately 19%, 13% and 14% of 2022, 2021 and 2020 revenues, respectively.

Remaining performance obligations represent contracted revenues that have not yet been recognized, and which includes deferred revenues and non-cancelable contracts that will be invoiced and recognized as revenue in future periods. The Company elected to apply the optional exemption under paragraph ASC 606-10-50-14(a) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less for which deferred revenues have not been recorded yet.

The following table represents the remaining performance obligations as of December 31, 2022, which are expected to be satisfied and recognized in future periods:

	2023	2024	2025 and thereafter

Service contracts and software subscriptions	$4,429	$379	$86

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

p.	Cost of revenues:

Cost of revenues is comprised mainly of cost of systems and parts, ink production, employees’ salaries and related costs, allocated overhead expenses, import taxes, inventory write-offs, royalties and shipping and handling fees.

q.	Warranty costs:

The Company typically provides assurance type standard warranty for six months on its systems including parts and labor. A provision is recorded for estimated warranty costs at the time revenues are recognized based on historical warranty costs and management’s estimates. Factors that affect the Company’s warranty liability include the number of systems, historical rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts thereof as necessary.

The following are the changes in the liability for product warranty from January 1, 2021 to December 31, 2022:

Balance at January 1, 2021	$1,650

Additions and adjustments to cost of revenues	8,897
Reduction for payments and costs to satisfy claims	(5,935)

Balance at December 31, 2021	$4,612

Additions and adjustments to cost of revenues	2,946
Reduction for payments and costs to satisfy claims	(5,640)

Balance at December 31, 2022	$1,918

r.	Research and development expenses, net:

Research and development expenses, net of government grants, are charged to the statement of operations, as incurred, except for development expenses which are capitalized as described in note 2s.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Internal use software:

The Company capitalizes qualifying costs incurred during the application development stage related to software developed for internal use. These costs are capitalized based on the qualifying criteria. Such costs are amortized over the software’s estimated life of three years. Costs incurred to develop software applications consist of (a) certain external direct costs of materials and services incurred in developing or obtaining internal-use computer software, and (b) payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the development or implementation of the software. Capitalized internal-use software costs are included in intangibles assets, net in the consolidated balance sheet.

t.	Implementation costs incurred in cloud computing arrangement that is a service contract:

The Company’s cloud computing arrangement (“CCA”) that is a service contract consists of an arrangement with third party vendors for internal use of their software applications that they host. The Company defers implementation costs incurred in relation to that arrangement, including costs for software application coding, configuration, integration and customization, while associated process reengineering, training, maintenance and data conversion costs are expensed. The short-term portion of deferred costs are included in prepaid expenses and other current assets in the consolidated balance sheets, while the long-term portion of deferred costs are included in other non-current assets. Amortized implementation costs incurred in CCA that are service contracts will be recognized using the straight-line method over eight years, which represents the noncancellable terms of the CCA, plus any optional renewal periods that the Company is reasonably certain to exercise. Deferred implementation costs are subject to assessment for potential impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable.

Deferred implementation costs incurred in CCA that is a service contract amounted to $4,755 as of December 31, 2022.

Amortization of the implementation costs incurred in CCA that is a service contract will commence on January 1, 2023.

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

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock options awards with the following assumptions for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020

Suboptimal exercise multiple	2.8	2.5	1.5
Risk free interest rate	3.02%-4.09%	0.09%-1.36%	0.1%-0.5%
Volatility	58.67%-69.13%	42.57%-58.49%	52%
Dividend yield	0%	0%	0%

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

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Derivatives and hedging:

The Company follows FASB ASC No. 815, “Derivatives and Hedging” which requires companies to recognize all of their derivative instruments as either assets or liabilities in the balance sheets at fair value. Accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. Due to the Company’s global operations, it is exposed to foreign currency exchange rate fluctuations in the normal course of its business.

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

1.	Derivative instruments notional amounts:

The following table summarizes the notional amounts for hedged items:

	December 31,
	2022	2021

Designated cash flow hedges	$38,465	$12,303
Non-designated hedges	491	-

	$38,956	$12,303

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Derivative instrument outstanding:

As of December 31, 2022 and 2021, the fair value of the Company’s outstanding forward and option contracts amounted to $1,000 and $317 which are included within “accrued expenses and other current liabilities” and “Prepaid expenses and other current assets”, respectively, on the balance sheets.

3.	Derivative instrument gains and losses

The following table sets forth the expense (income) from derivatives instruments included in the consolidated statements of operations:

	Year ended December 31,
	2022	2021	2020

Cost of revenues	$674	$(33)	$(94)
Research and development	1,029	(48)	(48)
Sales and marketing	365	(21)	(21)
General and administrative	481	(31)	(31)

The Company’s outstanding derivatives designated as cash flow hedging instruments and their related gains and losses, are reported in the statement of cash flows as cash flows from operating activities.

The maximum length of time over which the Company hedges its exposure to the variability in future cash flows for forecasted transactions is less than 12 months.

w.	Advertising:

Advertising costs are charged to operations as incurred and were $3,026, $2,691 and $2,273 for the years ended December 31, 2022, 2021 and 2020, respectively.

x.	Income taxes:

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

y.	Concentrations of credit risks:

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

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located in the United States, Europe and Asia Pacific. The Company performs ongoing credit evaluations of its customers. In certain circumstances, the Company may require letters of credit from its customers, other collaterals or additional guarantees. The allowance for credit loss is based on the Company’s assessment of historical collection experience, customer creditworthiness, and current and future economic and market conditions. The Company regularly reviews the adequacy of the allowance for credit loss based on a combination of factors, including an assessment of the current customer’s aging balance, the nature and size of the customer and the financial status of the customer. Accounts receivable deemed uncollectable are charged against the allowance for credit loss when identified. The allowance for credit loss as of December 31, 2022 and 2021, amounted to $738 and $286, respectively.

z.	Transfers of financial assets:

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

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the year ended December 31, 2022, and 2021, the Company sold trade receivables to financial institutions in a total net amount of $616 and $1,387, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860. During the year ended December 31, 2022, and 2021, the Company recorded an aggregate amount of $41 and $66, respectively, as financial expenses related to its factoring arrangements.

aa.	Severance pay:

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

With regards to employees in Israel that are not subject to Section 14, the Company’s liability for severance pay is calculated pursuant to the Severance Pay Law, based on the most recent salary of the relevant employees multiplied by the number of years of employment as of the balance sheet date. These employees are entitled to one-month salary for each year of employment or a portion thereof. The Company’s liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and an accrual. The value of these deposits is recorded as an asset on the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Severance Pay Law or labor agreements.

Severance expenses for the years ended December 31, 2022, 2021 and 2020 were $3,554, $2,895and $2,250, respectively.

ab.	Fair value of financial instruments:

The Company applies ASC No. 820. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

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

The carrying amount of cash, cash equivalents, short term bank deposits, trade receivables, prepaid expenses and other current assets, trade payables and accrued expenses and other current liabilities approximates their fair value due to the short-term maturities of such instruments.

The Company measures its marketable securities and foreign currency derivative instruments at fair value. Marketable securities and foreign currency derivative instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

ac.	Basic and diluted earnings (losses) per share:

Basic earnings No. 260, “Earnings Per Share” is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with the relevant ASC.

For the years ended December 31, 2022 and 2020, all outstanding options and RSU’s have been excluded from the calculation of the diluted earnings per share since their effect was anti-dilutive.

The total number of shares related to the outstanding options and RSU’s excluded from the calculation of diluted earnings (losses) per share due to their anti-dilutive effect was 5,005 for the year ended December 31, 2021.

ad.	Restructuring:

During the year ended December 31, 2022, the Company initiated several measures to pursue greater cost efficiency and to realign its business and strategic priorities.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2022, the Company announced a workforce reduction of approximately 10%. As a result, the Company recorded severance and other personnel related expenses for the impacted employees, in addition to other related expenses.

The Company substantially completed these actions by the end of 2022.

A summary of the restructuring charges for the year ended December 31, 2022 by major activity type is as follows:

	Severance and other personnel costs	Others	Total

Cost of product revenues	$347	$342	$689
Cost of service revenues	12	-	12
Research and development, net	201	-	201
Sales and marketing	675	-	675
General and administrative	74	42	116
	$1,309	$384	$1,693

The liabilities related to the restructuring plan as of December 31, 2022 amounted to $708.

ae.	New accounting pronouncement, not yet adopted

The Company has reviewed recent accounting pronouncements and concluded that they are either not applicable to its business or that no material effect is expected on the consolidated financial statements as a result of their future adoption.

NOTE 3:- ACQUISITIONS

a.	Custom Gateway:

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

The purchase price allocation for the acquisition has been determined as follows:

Fair value
Tangible assets (liabilities):
Cash	$1,349
Account receivables and other receivables	761
Property and equipment	53
Trade payables and other payables	(1,054)
Deferred tax liabilities, net	(952)

Intangible assets:
Technology	5,116
Non-competition	709
Goodwill	10,902

Total purchase price	$16,884

Pro forma results of operations related to this acquisition have not been prepared because the acquisition was not material to the Company’s consolidated statements of operations.

b.	Voxel8 Inc.

On August 10, 2021, the Company consummated the acquisition, pursuant to an asset purchase agreement, of certain assets of Voxel8 Inc., an advanced additive manufacturing technology for textiles, which allows for digital fabrication of functional features with zonal control of material properties, in addition to utilizing high-performance elastomers adhering to inkjet technology. Under the agreement, the Company’s U.S. subsidiary purchased the associated assets for a total consideration of $14,991 in cash.

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

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- ACQUISITIONS (Cont.)

The Voxel8 acquisition was accounted for as a business combination in accordance with ASC 805 “Business Combinations”. Under business combination accounting principles, the total purchase price was allocated to Voxel8’s net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill, which is deductible for tax purposes.

The following table summarizes the purchase price allocation for Voxel8 Acquisition:

Fair value
Tangible assets, net	$1,448

Intangible assets:
Technology - materials	1,795
Technology - systems	1,767
License	1,000
Goodwill	8,981

Total purchase price	$14,991

Pro forma results of operations related to this acquisition have not been prepared because the acquisition was not material to the Company’s consolidated statements of operations.

c.	Tesoma GmbH:

On April 5, 2022, the Company, through its wholly owned subsidiary Kornit Digital Technologies, acquired all of the outstanding shares of Tesoma GmbH, a German manufacturer of continuous dryers and oven systems. Under the related acquisition agreement, the total consideration was $15,443. In addition, the Company incurred acquisition-related costs in a total amount of $512. Acquisition-related costs include legal, accounting, consulting fees and other external costs directly related to the acquisition. These transaction costs were included in general and administrative expenses in the consolidated statements of operations.

Tesoma generates revenues from several markets, including textile, mechanical engineering and automotive.

The Company believes this acquisition will accelerate its value proposition for fulfillers in the area of dryers for the textile industry.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- ACQUISITIONS (Cont.)

The Tesoma acquisition was accounted for as a business combination in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. The excess of the fair value of the purchase price over the fair values of the identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Acquisition related costs are expensed to the statement of operations in the period incurred.

The following table summarizes the purchase price allocation of Tesoma Acquisition:

	Fair value	Amortization period (years)
Tangible assets (liabilities):
Cash	$789
Accounts receivable and other receivables	1,672
Inventory	3,991
Property and equipment	6,194
Other assets	343
Advance from customers	(1,726)
Trade payables	(466)
Provisions and other liabilities	(717)
Deferred tax liabilities, net	(855)

Net assets	9,225

Intangible assets:
Customer Relationship	1,213	5.8
Technology	856	2.4
Backlog	432	0.5
Goodwill	3,717	Infinite

Total purchase price	$15,443

Goodwill is primarily attributable to expected synergies arising from technology integration and expanded product availability to the Company’s existing and new customers. Goodwill is not deductible for income tax purposes.

Pro-forma results of operations related to this acquisition have not been prepared because they are not material to the Company’s consolidated statements of operations.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- MARKETABLE SECURITIES

The following is a summary of marketable securities held as of December 31, 2022 and 2021:

	December 31, 2022
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Matures within one year:
Corporate debentures	$13,394	$-	$(176)	$13,218
Government debentures	7,356	-	(194)	7,162

	20,750	-	(370)	20,380
Matures after one through four years:
Corporate debentures	254,909	12	(16,573)	238,348
Government debentures	8,115	-	(493)	7,622

	263,024	12	(17,066)	245,970

Total	$283,774	$12	$(17,436)	$266,350

	December 31, 2021
	Amortized Cost	Gross unrealized gain	Gross unrealized loss	Fair value
Matures within one year:
Corporate debentures	$25,430	$170	$-	$25,600
Government debentures	2,507	9	-	2,516

	27,937	179	-	28,116
Matures after one through four years:
Corporate debentures	140,364	435	(1,090)	139,709
Government debentures	9,648	11	(99)	9,560

	150,012	446	(1,189)	149,269

Total	$177,949	$625	$(1,189)	$177,385

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- MARKETABLE SECURITIES (Cont.)

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values, were as follows as of December 31, 2022 and 2021:

	December 31, 2022
	Less than 12 months		More than 12 months		Total
	Fair Value	Unrealized Losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$143,402	$(7,666)	$103,890	$(9,083)	$247,292	$(16,749)
Government debentures	6,735	(317)	8,048	(370)	14,783	(687)

Total	$150,137	$(7,983)	$111,938	$(9,453)	$262,075	$(17,436)

	December 31, 2021
	Less than 12 months		More than 12 months		Total
	Fair value	Unrealized Losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$114,199	$(1,075)	$1,063	$(15)	$115,262	$(1,090)
Government debentures	6,524	(91)	2,523	(8)	9,047	(99)

Total	$120,723	$(1,166)	$3,586	$(23)	$124,309	$(1,189)

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:- FAIR VALUE MEASUREMENTS

The table below sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2022 and 2021 by level within the fair value hierarchy.

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$104,597	-	-	$104,597
Short-term bank deposits	275,033	-	-	275,033
Marketable securities	-	$266,350	-	266,350

Total financial assets	$379,630	$266,350	$-	$645,980

Liabilities:
Foreign currency derivative contracts	-	$(1,000)	-	$(1,000)

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$611,551	$-	$-	$611,551
Short-term bank deposits	9,168	-	-	9,168
Marketable securities	-	177,385	-	177,385
Foreign currency derivative contracts	-	317	-	317

Total financial assets	$620,719	$177,702	$-	$798,421

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:- INVENTORIES, NET

	December 31,
	2022	2021

Raw materials and components	$47,737	$29,857
Finished goods (*)	41,678	33,160

	$89,415	$63,017

(*)	Includes amounts of $405 and $654 as of December 31, 2022 and 2021, respectively, with respect to inventory delivered to customers for which revenue was not yet recognized.

NOTE 7:- PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2022	2021
Cost:
Computer and peripheral equipment	$10,629	$8,092
Office furniture and equipment	4,988	3,268
Machinery and equipment	37,702	28,474
Leasehold improvements	21,373	16,061
Building and land	19,947	12,744

	94,639	68,639

Accumulated depreciation	(34,176)	(23,593)

Property, plant and equipment, net	$60,463	$45,046

Depreciation expenses for the years ended December 31, 2022, 2021 and 2020 were $10,583, $5,252, and $3,492, respectively.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- INTANGIBLE ASSETS, NET

a.	Intangible assets are comprised of the following:

	December 31,
	2022	2021
Original amount:
Acquired technology	$10,534	$10,244
License	1,000	1,000
Customer relationships	4,717	3,504
Non-competition agreement	974	974
Software development costs	1,320	1,320
Distribution rights	688	380

	$19,233	$17,422
Accumulated amortization:
Acquired technology	3,276	2,355
License	165	46
Customer relationships	3,534	3,268
Non-competition agreement	833	596
Software development costs	1,285	844
Distribution rights	250	250

	9,343	7,359

Intangible assets, net	$9,890	$10,063

Amortization expenses for the years ended December 31, 2022, 2021 and 2020 were $2,982, $1,850 and $1,219, respectively.

b.	Amortization expenses for future periods are as shown below:

Years ending December 31,	Amount

2023	$2,249
2024	1,923
2025	1,539
2026	1,538
2027	1,537
2028 and thereafter	1,104

$9,890

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- ACCRUED EXPENSES AND OTHER PAYABLES

	December 31,
	2022	2021

Accrued expenses	$16,103	$6,838
Government authorities	4,984	3,221
Warranty provision	1,531	3,640
Provision for returns	1,084	2,178
Professional services	1,890	1,410

	$25,592	$17,287

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

As of December 31, 2022, the Company had a line of credit with an Israeli bank for total borrowings of up to 6 million ILS, all of which was undrawn as of December 31, 2022. This line of credit is unsecured and available subject to (i) the Company’s maintenance of a 30% ratio of total tangible shareholders’ equity to total tangible assets, and (ii) the total credit use being less than 70% of the Company’s and its subsidiaries’ receivables. Interest rates across this credit line varied from 0.3% to 5.45% as of December 31, 2022.

b.	Purchase commitments:

As of December 31, 2022, the Company had $83,758 of purchase commitments for goods and services from vendors. These commitments are due primarily within one year.

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

Royalties expenses for each of the years ended December 31, 2022, 2021 and 2020 were $625.

e.	Guarantees:

As of December 31, 2022, the Company provided five bank guarantees in a total amount of $846 primarily for its rented facilities.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY

a.	Company’s shares:

1.	Ordinary shares:

Any ordinary share confers equal rights to dividends and bonus shares and to participate in the distribution of surplus assets upon liquidation in proportion to the par value of each share regardless of any premium paid thereon, all subject to the provisions of the Company’s articles of association. Each ordinary share confers its holder the right to participate the general meetings of the shareholders of the Company, with one vote on any matter presented to the shareholders.

2.	On September 16, 2020, the Company closed a follow-on offering that had a secondary component. In the offering, the Company issued and sold to the public 2,999,999 ordinary shares for aggregate net proceeds of $161,981, net of underwriting discounts, commissions and offering expenses. In addition, in the secondary component of the offering, 1,689,942 ordinary shares that were issued pursuant to the exercise of warrants were sold by the Company’s global customer. The Company did not receive any of the proceeds from the sale of these additional ordinary shares.

3.	On November 19, 2021, the Company closed a follow-on offering where 2,336,892 ordinary shares were issued and sold by the Company to the public for an aggregate net amount of $339,760. In addition, 705,953 ordinary shares that were issued to a customer pursuant to exercise of its warrants were sold by the Company’s customer. The Company did not receive any of the proceeds from the sale of these additional ordinary shares by the customer.

b.	Share option and RSU’s plans:

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

Under the company equity incentive plans, beginning in 2017, the Company grants RSU’s, including performance-based RSUs. The RSU’s generally vest over a period of four years of employment and performance-based RSU’s vest also based on performance targets. RSU’s that are cancelled or forfeited become available for future grants.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

During December 2022, the Company’s board of directors approved a decrease of 1,065,982 as to the number of ordinary shares reserved for issuance under the Company’s equity incentive plans. As of December 31, 2022, an aggregate of 3,567,317 ordinary shares were available for future grants under those plans.

c.	A summary of the Company’s share option activity and related information is as follows:

	Number of shares upon exercise	Weighted average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	413,175	$19.58	5.79	$54,815
Granted	356,933	95.04	-	-
Exercised	(38,559)	17.86	-	1,086
Forfeited	(63,227)	99.63	-	-

Outstanding at end of year	668,322	$52.66	6.68	$2,310

Exercisable at end of year	339,777	$17.66	4.42	$2,288

As of December 31, 2022, the Company had $11,357 of unrecognized compensation expense related to non-vested share options expected to be recognized over a weighted average period of 3.05 years.

The weighted average fair value of options granted during the years ended December 31, 2022, 2021 and 2020 was $47.06, $64.93 and $31.55 per share, respectively. The total intrinsic value of options exercised during the years ended December 31, 2022, 2021 and 2020 was $1,086, $27,181 and $12,698, respectively.

d.	A summary of the Company’s RSU’s activity is as follows:

Number of RSUs

Unvested at beginning of year	684,666
Granted	827,504
Vested	(295,108)
Forfeited	(166,723)

Unvested at the end of the year	1,050,339

The weighted average fair value at grant date of RSU’s granted for the years ended December 31, 2022, 2021 and 2020 was $43.65, $115.65 and $40.93, respectively. The total fair value of RSU’s vested during the year ended December 31, 2022, was $1,338.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

The weighted average fair value of RSU’s vested during the years ended December 31, 2022, 2021 and 2020 was $57.98, $31.63 and $24.52, respectively.

As of December 31, 2022, the Company had $43,865 of unrecognized compensation expenses related to RSU’s, expected to be recognized over a weighted average period of 2.78 years.

e.	The following table sets forth the total share-based compensation expense included in the consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020

Cost of products	$2,185	$1,355	$1,056
Cost of services	1,676	1,105	771
Research and development, net	5,312	2,685	1,712
Sales and marketing	7,361	5,004	2,893
General and administrative	6,115	4,984	3,604

Total share-based compensation expenses	$22,649	$15,133	$10,036

f.	On January 10, 2017, the Company signed a master purchase agreement with Amazon Inc. under which 2,932,176 warrants to purchase ordinary shares of the Company at an exercise price of $13.04 were issued to Amazon as a customer incentive. The warrants are subject to vesting as a function of payments for purchased products and services of up to $150 million over a five-year period beginning on May 1, 2016, with the shares vesting incrementally each time Amazon makes a payment totaling $5 million to the Company. On September 16, 2020 Amazon Inc. exercised 2,162,463 warrants via cashless exercise and sold all 1,689,942 shares received upon that exercise. On November 19, 2021 Amazon Inc. exercised 769,713 warrants via cashless exercise and sold all 705,953 shares received upon that exercise. As of December 31, 2022, all of the warrants under that original master purchase agreement had been exercised.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

On September 14, 2020, the Company signed an amendment to the master purchase agreement with Amazon Inc. under which an additional 3,401,028 warrants to purchase ordinary shares of the Company at an exercise price of $59.26 were issued to Amazon as a customer incentive. The warrants are subject to vesting as a function of payments for purchased products and services of up to $400 million over a five-year period beginning on January 2021, with the shares vesting incrementally each time Amazon makes a payment totaling $5 million to the Company. As of December 31, 2022, 1,515,870 warrants were exercisable under the amendment to the master purchase agreement.

The fair value of the warrants was measured on the grant date using the Monte Carlo simulation with assumptions of risk-free rate of 0.4%, volatility rate of 52%, dividend yield of 0% and expected term of 5.32 years.

The Company recognized a reduction to revenues of $22,500, $25,423 and $5,366 during the years ended December 31, 2022, 2021 and 2020, respectively, in respect of the warrants granted to Amazon. The total unrecognized amount to be recognized as a reduction to revenues related to the warrants granted to Amazon amounted to $61,675 as of December 31, 2022.

NOTE 12:- EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted earnings (losses) per share:

	Year ended December 31,
	2022	2021	2020
Numerator for basic and diluted earnings (losses) per share:

Net income (loss)	$(79,065)	$15,527	$(4,783)

Weighted average ordinary shares outstanding:

Denominator for basic earnings (losses) per share	49,791,659	47,079,358	42,286,275
Effect of dilutive securities:
Employee share options, RSUs, PSUs and Warrants	-	1,520,737	-

Denominator for diluted earnings (losses) per share	49,791,659	48,600,095	42,286,275

Basic earnings (losses) per share	$(1.59)	$0.33	$(0.11)

Diluted earnings (losses) per share	$(1.59)	$0.32	$(0.11)

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss), net of taxes, for the year ended December 31, 2022:

	Unrealized Gains (losses) on marketable securities	Unrealized Gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total

Beginning balance	$(522)	$293	$800	$571
Other comprehensive income before reclassifications	(16,912)	(3,450)	-	(20,362)
Amounts reclassified from accumulated other comprehensive income	10	2,357	-	2,367

Net current period other comprehensive income	(16,902)	(1,093)	-	(17,995)

Ending Balance	$(17,424)	$(800)	$800	$(17,424)

NOTE 14:- LEASES

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

The components of lease expenses for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Year ended December 31,
	2022	2021	2020

Operating lease	$6,126	$5,085	$4,544
Short-term lease	297	264	34

Total lease expense	$6,423	$5,349	$4,578

Cash paid for amounts included in the measurement of operating lease liabilities was $6,282, $5,490 and $4,635 during the years ended December 31, 2022, 2021 and 2020, respectively.

The Company’s operating lease agreements have remaining lease terms ranging from one to eight years. Some of these agreements include allowances, such as, the Company’s option to extend the leases for additional terms, of up to five years.

As of December 31, 2022, the weighted average remaining lease term is approximately 6.9 years, and the weighted average discount rate is 2.6 percent. The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- LEASES (Cont.)

Maturities of operating lease liabilities as of December 31, 2022 were as follows:

2023	$5,563
2024	4,884
2025	3,999
2026	2,982
2027	2,878
Thereafter	8,094

Total operating lease payments	$28,400

Less - imputed interest	(2,376)

Present value of future lease payments	$26,024

As of December 31, 2022 the Company has entered into operating lease agreements that have not yet commenced with estimated lease obligations of approximately $8 million. These operating lease agreements will commence in 2023 with a lease term of up to ten years, including an option for a five-year extension.

NOTE 15:- TAXES ON INCOME

a.	Tax rates:

Taxable income of the Company and its Israeli subsidiary is subject to Israeli corporate tax at the rate of 23%. The Company and its Israeli subsidiary are also eligible for tax benefits as further described in note 15b.

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

In the event of distribution of any dividends, the amount distributed which is allocated to the above-mentioned tax-exempt income, on a prorate basis, will be subject to the same reduced corporate tax rate that would have been applied to the Beneficiary Enterprise’s income.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- TAXES ON INCOME (Cont.)

In addition, tax-exempt income attributed to the Beneficiary Enterprise will subject the Company to taxes upon distribution in any manner including complete liquidation.

On November 15, 2021, a new amendment of the Law was enacted harshening the rules with respect to determining the profits from which a dividend was distributed and providing that part of any dividend distribution will be deemed as distributed from the Trapped Profits, according to a certain formula. The Israeli government agreed to grant relief of 30%-60% on the amount of tax which should have been paid on distributable earnings in order to encourage companies to pay the reduced taxes during the next 12 months (the “Temporary Order”). The Temporary Order provides partial relief from Israeli corporate income tax for companies which opt to enjoy the privilege, on a linear basis: greater release of “trapped” earnings will result in a higher relief from corporate income tax. According to the new linear statutory formula, the corporate income tax to be paid, would vary from 6% to 17.5% effective tax rate (depends on the Company’s corporate tax rate in the year in which the income was derived and the amount of “trapped” retained earnings elected to be relieved), without taking into account the 20% dividend withholding tax (which should be levied only upon actual distribution, if any). The reduced corporate tax is payable within 30 days of making the election. The new Temporary Order does not require the actual distribution of the retained earnings, nor does it provide any relief from the 20% dividend withholding tax.

The partial corporate income tax relief was available to companies that elected to implement the temporary reduced tax relief by November 15, 2022 in respect of its exempt retained earnings, provided that up to 30% (the exact rate is calculated by a new statutory formula) of the “released” earnings are re-invested in Israel in at least one of the following: Industrial activities, Research and development activities, Assets used by the company, salaries of newly recruited employees, for a period of up to 5 years.

During November 2022, the Company applied the Temporary Order to its exempt profits accrued prior to 2022 by the Company and its Israeli subsidiary. Consequently, the Company paid of $11,485 corporate tax on exempt income of $133,751.

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

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- TAXES ON INCOME (Cont.)

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a Preferred Technology Enterprise and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. These corporate tax rates shall apply only with respect to the portion of the Preferred Technology Income derived from R&D developed in Israel. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Authority (previously known as the Israeli Office of the Chief Scientist), referred to as the Innovation Authority.

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

c.	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:

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

d.	Income taxes of non-Israeli subsidiaries:

The Company’s non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- TAXES ON INCOME (Cont.)

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2022 was $17,734. If these undistributed earnings are distributed, they would be taxed at the corporate tax rate applicable to such income, and $2,211 of additional taxes would be incurred as of December 31, 2022.

e.	Tax assessments:

The Company and its Israeli subsidiary received final tax assessments through 2021. The U.S subsidiary, Tesoma GmbH and German subsidiary received final tax assessments through 2018, 2019 and 2020, respectively, and the Hong Kong, Japan and U.K subsidiaries have not received a final tax assessment since inception.

f.	Carryforward losses for tax purposes:

As of December 31, 2022, the Company and its Israeli subsidiary have carryforward tax losses of approximately $98,500.

As of December 31, 2022, Custom Gateway Ltd has carryforward tax losses of approximately $6,300.

As of December 31, 2022, Kornit Digital UK Ltd has carryforward tax losses of approximately $900.

As of December 31, 2022, Tesoma GmbH has carryforward tax losses of approximately $200.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- TAXES ON INCOME (Cont.)

g.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s and its subsidiaries’ deferred tax liabilities and assets are as follows:

	December 31,
	2022	2021

Deferred tax assets:
Carryforward tax losses	$9,494	$4,426
Share-based compensation expenses	1,853	934
Research and development carryforward expenses	3,605	2,666
Allowance and other reserves	6,672	2,685
Operating lease liabilities	2,622	2,820

Total gross deferred tax assets	24,246	13,531

Less, Valuation Allowance	(19,735)	-

Total deferred tax assets	4,511	13,531

Deferred tax liabilities:
Operating lease ROU assets	(2,690)	(2,670)
Intangible assets	(1,539)	(1,007)
Others	(826)	(515)

Total gross deferred tax liabilities	(5,055)	(4,192)

Net deferred tax assets (liabilities)	$(544)	$9,339

In assessing the ability to realize deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the available evidence, management believes that it is more likely than not that its deferred tax assets will not be realized and accordingly, a valuation allowance has been provided.

Income (loss) before income taxes is comprised as follows:

	Year ended December 31,
	2022	2021	2020

Domestic	$(58,085)	$10,334	$(6,926)
Foreign	1,585	5,058	3,695

Income (loss) before income taxes	$(56,500)	$15,392	$(3,231)

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- TAXES ON INCOME (Cont.)

h.	Taxes on income (tax benefits) are comprised as follows:

	Year ended December 31,
	2022	2021	2020

Current taxes	$12,619	$(550)	$210
Deferred taxes	9,946	415	1,342

	$22,565	$(135)	$1,552

Domestic	$20,400	$322	$1,360
Foreign	2,165	(457)	192

	$22,565	$(135)	$1,552

	Year ended December 31,
	2022	2021	2020
Domestic taxes:

Current taxes	$11,119	$(1,171)	$16
Deferred taxes	9,281	1,493	1,344

	20,400	322	1,360

Foreign taxes:

Current taxes	1,500	621	194
Deferred taxes	665	(1,078)	(2)

	2,165	(457)	192

Taxes on income	$22,565	$(135)	$1,552

i.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	December 31,
	2022	2021

Beginning of year	$1,034	$4,357
Additions related to tax positions taken during current year	312	613
Reduction related to settlements of tax matters	-	(1,286)
Reductions for tax positions of prior years	(952)	(2,650)

Balance at December 31(*)	$394	$1,034

(*)	As of December 31, 2022, and 2021 unrecognized tax benefits in an amount of $131 and $788, respectively, were presented as a reduction from deferred taxes.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- TAXES ON INCOME (Cont.)

The amount of the unrecognized tax benefits could affect the Company’s income tax provision and the effective tax rate.

Exchange rate differences are recorded within financial income, net, while interest is recorded within income tax expense.

The final tax outcome of the Company’s tax audits could be different from that which is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net income in the period in which such determination is made.

j.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2022	2021	2020

Income (loss) before taxes, as reported in the consolidated statements of operations	$(56,500)	$15,392	$(3,231)

Theoretical tax expense (benefit) at the Israeli statutory tax rate	(12,995)	3,540	(741)
Beneficiary enterprise expenses (benefit)	9,003	(560)	(68)
Tax adjustment in respect of different tax rate of foreign subsidiaries	639	309	(94)
Non-deductible expenses and other permanent differences	(289)	(1,808)	(278)
Share based compensation	541	355	1,485
Increase (decrease) in other uncertain tax positions, net	(639)	(2,037)	1,318
Taxes related to prior years (see also note 15b)	11,471	-	-
Losses and timing differences for which valuation allowance was provided	15,727	-	-
Others	(893)	66	(70)

Actual tax expense (benefit)	$22,565	$(135)	$1,552

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company operates in one reportable segment (see note 1 for a brief description of the Company’s business). Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker, who is the Company’s chief executive officer, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis.

The following table presents long-lived assets by geographic region as of December 31, 2022 and 2021:

	December 31,
	2022	2021

U.S.	$6,202	$6,433
Israel	70,722	61,339
EMEA	9,720	1,787
Asia Pacific	958	642

	$87,602	$70,201

Major customers’ data as a percentage of total revenues:

The following table sets forth the customers that accounted for 10% or more of the Company’s total revenues in each of the years set forth below:

	Year ended December 31,
	2022	2021	2020

Customer A	27%	27%	11%
Customer B	2%	12%	11%

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- FINANCIAL INCOME, NET

Financial income, net:

	Year ended December 31,
	2022	2021	2020
Financial income:

Interest on bank deposits and other	$6,586	$2,129	$2,238
Exchange rate differences, net	2,426	-	-
Realized gain on sale of marketable securities, net	-	32	503
Interest on marketable securities	6,465	3,243	2,870

	15,477	5,404	5,611
Financial expenses:

Bank charges	(265)	(286)	(357)
Exchange rate differences, net	-	(1,240)	(1,361)
Realized loss on sale of marketable securities, net	(10)	-	-
Amortization of premium and accretion of discount on marketable securities, net	(1,820)	(1,279)	(395)

	(2,095)	(2,805)	(2,113)

Total financial income, net:	$13,382	$2,599	$3,498

NOTE 18:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company’s policy is to enter into transactions with related parties on terms that, on the whole, are no less favorable than those available from unaffiliated third parties. Based on the Company’s experience in the business sectors in which it operates and the terms of its transactions with unaffiliated third parties, the Company believes that all of the transactions described below met this policy at the time they occurred.

1.	Fritz Companies Israel T. Ltd. (“Fritz”)

Fritz is a logistics company which is owned, in part, by the Chairman of the Board since March 2018. The Company has an ongoing logistic contract with Fritz. During the years ended December 31, 2022, 2021 and 2020 logistic service fees amounted to $4,263, $5,369 and $4,096, respectively. As of December 31, 2022 and 2021, the Company had trade payables balances due to this related party in the amounts of $259 and $1,178, respectively.

2.	Accord Insurance Agency Ltd. (“Accord”)

The Company maintains a business relationship with Accord Insurance Agency Ltd., or Accord, a company which is an insurance agency that is owned in part and controlled by the Company’s Chairman of the Board. Accord is the Company’s insurance agent for most of its insurance policies. During the years ended December 31, 2022, 2021 and 2020, the total fees paid to Accord under the policies amounted to $520, $423 and $838, respectively.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

3.	Priority Software Ltd. (“Priority”)

Priority is the Company’s ERP solution provider, which is owned, in part by a few of the Company’s Board members. During the years ended December 31, 2022, 2021 and 2020 maintenance fees and additional licenses acquired amounted to $34, $221 and $100, respectively. As of December 31, 2022 and 2021, the Company had trade payables balances due to this related party in the amount of $0.

4.	Tritone Technologies Ltd. (“Tritone”)

On September 13, 2020 the Company entered into a sublease agreement with Tritone Technologies Ltd., whose CEO is Mr. Ofer Ben Zur, a director of the Company, and one of whose shareholders is an equity fund controlled by the Chairman of the Board, for the sublease of 192 square meters in Rosh Ha’Ayin. The term of the related lease was extended until January 31, 2023. The rent under the sublease is $2 per month, in addition to the rent for the related lease that is covered by the sublessee. The sublease agreement is carried out on a “back-to-back” basis, as the Company pays over the rent that it receives directly to its landlord. As of December 31, 2022, and 2021, the Company had trade receivables balances due from this related party in the amounts of $9 and $5, respectively.

5.	Magalcom Ltd. (“Magalcom”)

The Company entered into a transaction with Magalcom which is owned, in part and controlled, by the Company’s Chairman of the Board, for the replacement of communication equipment in the Company’s conference rooms. Total consideration to be paid to Magalcom pursuant to this transaction is approximately $650. During the year ended December 31, 2022, service fees under the transaction amounted to $182. As of December 31, 2022, and 2021, the Company had a trade payable balance due to this related party in the amounts of $0 and $282, respectively.

NOTE 19:- SUBSEQUENT EVENT

During February 2023, two securities class action complaints were filed by certain shareholders of the Company in U.S. federal court in New Jersey against the Company, certain of the Company’s current and former officers and directors, the underwriters of the November 19, 2021 follow-on public offering and Amazon (which sold shares in that public offering), as defendants. The complaints assert claims under certain sections of the Exchange Act and seeks unspecified damages.

These lawsuits are at preliminary stages, and the Company believes these lawsuits are without merit and intends to defend these cases vigorously. As of the date hereof, the Company is unable to estimate a range of loss, if any, that could result were there to be adverse final decisions in these cases, and estimated liabilities have not been recorded in the consolidated financial statements.

- - - - - - - - - - - - - - - - - - - -