Form 20-F
period 2023-12-31
Kornit Digital Ltd.
filed 2024-03-28
CIK 1625791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

47,719,633 ordinary shares, par value NIS 0.01 per share, as of December 31, 2023

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we expect, project, believe, anticipate, intend or project will or may occur in the future. The statements that we make regarding the following matters are forward-looking by their nature:

●	our plans to develop, introduce and sell new or improved products and product enhancements, including specifically our Apollo, Atlas Max, Atlas Max Poly, Presto Max, Smart curing systems, Rapid Size Shifter pallets and KornitX;

●	our expectations regarding our future gross margins and operating expenses;

●	our expectations regarding our growth and overall profitability;

●	our expectations concerning sales to, and revenues to be generated from, significant customers, including Amazon;

●	our expectations regarding challenging global macro-economic conditions, including inflation and relatively high interest rates, and their impact on our revenues, profitability and cash flows;

●	our expectations regarding the impact of variability on our future revenues;

●	our expectations regarding drivers of our future growth, including anticipated sales growth, penetration of new product markets, and expansion of our customer base;

●	our expectations relating to new business models;

●	our plans regarding our distribution strategy for our products;

●	our goals with respect to the environmental impact of our operations and products;

●	our expectations concerning competition;

●	our expectations regarding the success of our new systems and other products;

●	the expected impact of new accounting pronouncements on our results of operations;

●	the impact of government laws and regulations;

●	our expectations regarding our anticipated cash requirements for the next 12 months;

●	our plans to expand our international operations;

●	our plans to file and procure additional patents relating to our intellectual property rights and the adequate protection of these rights;

ii

●	our expectations regarding the effects of changes to our organization and our operating model; and

●	our plans to pursue strategic acquisitions or invest in complementary companies, products or technologies and our expectations as to the success of those acquisitions and investments;

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. In particular, you should consider the risks described in “ITEM 3.D. Risk Factors” and the additional information contained in “ITEM 4 Information on the Company” and “ITEM 5. Operating and Financial Review and Prospects.”

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

Summary of Risks Related to Our Business and Our Industry

●	Our success is dependent on adoption of digital textile printing in place of existing methods of printing.

●	We are dependent on our ability to timely introduce new products that are accepted by the market and increase our market share.

●	We face increased competition from a wide variety of market participants.

●	Our significant reliance on a small number of significant customers, including Amazon.

●	The adverse impact of unfavorable macro-economic conditions, including inflation and relatively high interest rates on our revenues, profitability and cash flows.

●	Our significant reliance on suppliers, including single-source suppliers, and our reliance on third-party manufacturers.

●	Overcapacity in the global printed fashion and textile industries has caused and may continue to cause our customers to underutilize existing printing systems that they have purchased from us and to reduce their orders for new systems. That could similarly cause us to underutilize our new ink manufacturing facility.

●	Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

●	The scrutiny that may be applied to sustainability practices of companies such as ours.

●	Our expanding international operations are accompanied by costs, operational risks and required regulatory compliance in many jurisdictions.

●	We may not be able to successfully acquire and integrate other companies and technologies, necessary for our growth, and to finance such acquisitions.

●	We may be subject to significant tax liabilities as a result of audits of our tax returns.

Summary of Risks Related to Intellectual Property

●	We may be unable to protect our patents and trademarks from infringement, and avoid infringing the intellectual property rights of others.

Summary of Risks Related to Our Ordinary Shares

●	Volatility of our share price.

●	Increased costs as a public company as a result of new compliance initiatives.

Summary of Risks Related to Our Operations in Israel

●	Israeli government tax benefits we receive may be terminated if we cease to qualify for them.

●	Terms of our Israeli research and development grants restrict our ability to transfer manufacturing operations or technology outside of Israel.

Risks Related to Our Business and Our Industry

If the market for digital textile printing does not develop as we anticipate, our sales may not grow as expected and our share price could decline.

The global printed textile industry remains dominated by analog printing processes, the most common of which are screen printing and carousel printing. The development of the digital textile printing market has been slower than we anticipated. If the global printed textile market does not more broadly accept digital printing as an alternative to analog printing, our revenues may not continue to grow, or may decline, and our share price could suffer. Widespread adoption of digital textile printing depends on, among other things, the willingness and ability of businesses in the printed textile industry to replace their existing analog printing systems with digital printing systems. These businesses may decide that digital printing processes are less reliable, less cost-effective, of lower quality, or otherwise less suitable for their commercial needs than analog printing processes. For example, screen printing currently tends to be faster and less expensive than digital printing on a cost per print basis for larger production runs. Even if businesses are persuaded as to the benefits of digital printing, we do not know whether potential buyers of digital printing systems will delay their investment decisions. As a result, we may not correctly estimate demand for our solutions, which could cause us to fail to meet market expectations for our business.

Our results of operations depend in part on achieving market acceptance for our new products.

Our ability to develop innovative new systems and products is important to our business strategy and competitive position. Difficulties or delays in research, development, production or commercialization of new systems and products could adversely impact our sales and competitive position. We recently commenced commercial sales of the Kornit Apollo, a DTG mass production and customization system. Our results of operations depend in part on achieving sales of this product within the bulk apparel and screen replacement markets. The Apollo is based on the field proven MAX technology, improved by modules of automation and integrated curing. Market acceptance of our new system depends, among other things, on the system demonstrating a real advantage over existing systems, the success of our sales and marketing teams in creating awareness of the system, the sales price and the return on investment of the system relative to alternative systems, customer recognition of the value of our technology, the effectiveness of our marketing campaigns, and the general willingness of potential customers to try new technologies. If the market does not accept our new system, our business, results of operations and financial condition would be adversely affected.

If our customers use alternative ink and consumables and/or alternative spare parts in our systems, our gross margin could decline significantly, and our business could be harmed.

Our business model is favorably impacted by recurring sales of our ink and other consumables and spare parts for our existing and growing installed base of systems. Third-party ink and other consumables and spare parts might be less expensive or otherwise more appealing to our customers than our ink and other consumables, and spare parts. Significant sales of third-party inks and other consumables and spare parts to our customers would adversely impact our revenues and adversely impact our gross margins and overall profitability. In addition, the use of third-party ink could cause our print heads to clog or otherwise malfunction since our systems are set up to operate at the highest throughput level only when using our original ink and other consumables. We have sought to prevent this in part by protecting the innovations underlying our ink and other consumables through patents and other forms of intellectual property protections. Use of third-party ink and other consumables would also void the warranty over our systems. We also include an RFID mechanism with our ink tanks. These steps may be challenged. Any reduction in our ability to market and sell our ink and other consumables and spare parts for use in our systems may adversely impact our future revenues and our overall profitability.

We face increased competition and if we do not compete successfully, our revenues and demand for our solutions could decline.

The principal competition for our direct to garment (DTG) systems comes from manufacturers of analog screen-printing systems, textile printers and ink, such as M&R Printing Equipment, Inc., Machines Highest Mechatronic GmbH and ROQ. Our principal competitor in the industrial digital DTG market is Aeoon Technologies GmbH. We also face some competition in this market from OvalJet, M&R, ROQ, Brother International Corporation, Seiko Epson Corporation, Ricoh Company Ltd. and a number of smaller competitors that offer industrial level production capacity through multiple entry level systems. More recently, we have noticed some adoption of commercial level direct-to-film printing methodologies, a sub-segment of traditional heat transfer, which are used as a complimentary solution to direct-to-garment printing for specific applications such as caps and surfaces on which it is difficult to print. Our competitors in the Direct-to-Fabric (also known as R2R), or DTF, market include: Dover Corporation through its MS Printing Solutions S.r.l. subsidiary; Seiko Epson Corporation through its subsidiary, Fratelli Robustelli S.r.l; Durst Phototechnik AG; Electronics for Imaging, Inc. through its Reggiani Macchine SpA subsidiary; and a number of smaller competitors. The principal competition for our KornitX global fulfillment network (GFN) offering which enables on-demand production of textiles and other goods, comes from a variety of virtual marketplaces that are offering certain fulfillment services or applications, or purpose-built direct API connectivity to specific fulfillers.

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

During the years ended December 31, 2023 and 2022, our ten largest customers accounted for approximately 49% and 51% of our revenues, respectively. During those same years, out of the foregoing group of largest customers, Amazon Corporate LLC, a subsidiary of Amazon.com, Inc., which we collectively refer to as Amazon, accounted for approximately 20% and 27% of our revenues, respectively. Given the concentration of our revenues with these customers, the loss of either Amazon or another one of our significant customers, or variability in their order flows, could materially adversely affect our revenues and results of operations.

Macro-economic headwinds caused by inflation, relatively high interest rates and limited credit availability have been adversely impacting our revenues and profitability, and may continue to do so.

Our business depends on overall demand within the global printed fashion and textile industries, the economic health of our current and prospective clients and worldwide economic conditions. Adverse economic conditions, including due to inflation, relatively high interest rates, unfavorable credit terms and reduced capital expenditure budgets, have significantly reduced, and may continue to reduce, overall demand for our systems, consumables and services. These factors have also delayed or lengthened our sales cycles, and have inhibited our international expansion, and may also lead to longer collection cycles for payments due from our customers, as well as potentially result in an increase in customer bad debt. As a result of these conditions, customers have found it harder to obtain financing to fund their purchase of our systems. While the long-term implications of macroeconomic events on our business, results of operations and overall financial position remain uncertain, in the short term these headwinds are challenging our business. We have experienced a decline in systems revenues and a slower growth rate in services revenues (although consumables revenues have grown), which has led to recent declines in our revenues and profitability.

In addition to exerting the foregoing impact, macro-economic headwinds may amplify a number of risks for us, including, but not limited to, the following:

●	our ability to increase sales of new, enhanced systems to existing customers may be hindered due to more cautious purchasing and investment strategies by corporate customers, in addition to systems overcapacity at some customers;

●	reduced economic activity, which could lead to a recession, could negatively impact consumer discretionary spending on garments and apparel, which in turn could severely impact our business operations, financial condition, and liquidity;

●	our customer success efforts, our ability to enter into new markets and to acquire new customers may be impeded, in part due to potentially lower conversion rates and delays and lengthening of our sales cycles; and

●	there may be an increase in our credit losses reserves as customers face economic hardship and collectability becomes more uncertain, including due to a higher risk of bankruptcies.

The full impact of economic and other headwinds on our business and our future performance may also have the effect of heightening any of our other risk factors described in this annual report and is difficult to predict how long those headwinds will continue. As such, there is risk that any expectations for our business and guidance we provide to the market may be incorrect.

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

Our customers generally purchase our ink and other consumables on an as-needed basis, and delays in making such purchases by a number of customers could result in a meaningful shift of revenues from one quarter to the next. Moreover, we typically maintain inventories of ink and other consumables sufficient to cover our average sales for at least one quarter ahead. These inventories may not match customers’ demands for any given quarter, which could cause shortages or excesses in our ink and other consumables inventory and result in fluctuations of our quarterly revenues. To the extent that we have excess ink and consumables inventory that we are unable to sell due to expiration dates, we may have to write off such inventory. These inventory requirements may also limit our ability to profit from economies of scale in the production of our ink and other consumables.

Furthermore, we base our current and future expense levels on our revenue forecasts and operating plans, and our costs are relatively fixed in the short term, due in part to extended supply and logistics lead times required for ordering certain components of our systems either directly by us or by our contracted manufacturers. Although we took decisive actions to reduce our cost structure over the last two years, we may nevertheless not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues during a particular future quarter, and even a relatively small decrease in revenues could disproportionately and adversely affect our financial results for that quarter. The variability and unpredictability of these and other factors could result in our failing to meet financial expectations for a given period.

Our contractual arrangements with Amazon, a significant customer, contain a number of material undertakings by us and other agreements the impact of which cannot be fully predicted in advance.

In January 2017, we entered into a master purchase agreement with an affiliate of Amazon.com, Inc. governing sales of our systems and ink and other consumables at agreed-upon prices that vary based on sales volumes. We also agreed to provide maintenance services and extended warranties to Amazon at agreed prices. The term of the agreement was five years beginning on May 1, 2016, and extends automatically for additional one-year periods unless terminated by Amazon. Pursuant to the master purchase agreement, we have issued to an affiliate of Amazon warrants to acquire up to 3,401,028 of our ordinary shares at a purchase price of $59.26 per share, of which 1,787,953 were vested and exercisable as of December 31, 2023. These warrants vest over a five-year period that began in January 2021 based on payments made by Amazon in connection with the purchase of goods and services from us. The value of the warrants that are currently outstanding is based on their fair value as of the grant date of September 14, 2020.

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

●	The print heads for our systems are supplied by a sole supplier, FujiFilm Dimatix, Inc., or FDMX. We entered into an agreement with FDMX in 2015, pursuant to which FDMX sells us certain off-the-shelf print heads and additional products, all of which FDMX regularly sells to providers of inkjet systems. Under the agreement, as last amended on June 20, 2022, the initial term of the agreement will expire on December 31, 2025, and the agreement will automatically renew for an additional two-year period, unless either party notifies the other party at least 90 days prior to expiration of the initial term that it does not want such a renewal. The agreement provides that FDMX may increase the prices of the products that we purchase from it upon 180-days’ prior notice at any time, subject to certain conditions. The agreement further provides that FDMX may, at its option, discontinue products supplied under the agreement, provided that we are given one-year notice of the planned discontinuance and are provided with an end-of-sale purchase program.

●	A chemical used in some of our inks is supplied by B.G. (Israel) Technologies Ltd., or BG Bond, a subsidiary of Ashtrom Ltd., a large public Israeli industrial company. The chemicals were previously supplied under a definitive agreement which has expired, and currently we purchase these chemicals on a purchase order basis. For most of our inks, another chemical is supplied by Brenntag a reseller of The Dow Chemical Company, a multinational producer of chemicals and other compounds. We currently purchase these chemicals on a purchase order basis.
●	Dispersing agents used in some of our inks are supplied by BASF SE, which to our knowledge is the only source of supply of those agents. We purchase these dispersing agents from BASF on a purchase order basis. We maintain safety stock of these chemicals in an amount which will allow us to continue our manufacturing for several fiscal quarters in case of discontinuation.

●	Several raw materials and pigments used in some of our inks are supplied by Heubach Group. We currently purchase these raw materials and pigments on a purchase order basis. We maintain safety stock of these raw materials and pigments in an amount which will allow us to continue our manufacturing for several fiscal quarters in case of discontinuation. We are currently in the process of entering into a long-term supply agreement with Heubach Group.

●	Certain parts of the control system of our systems are supplied by sole suppliers, Yaskawa Europe Technology Ltd., an affiliate of Yaskawa Electric Corporation, or Yaskawa, and Beckhoff Automation Limited. Our turnkey suppliers (Flex and Sanmina- SCI Israel Medical Systems Ltd.), which assemble the control system on our behalf, purchase those control system parts from Yaskawa and Beckhoff. We also purchase additional, spare control system parts from Yaskawa and Beckhoff for our service department on a purchase order basis.

●	Some of our printing systems are compatible with a dryer that we purchase from Adelco Screen Process, or Adelco, which fulfills most of the demand for that dryer. The dryer is supplied under an April 2019 agreement that we entered into with Adelco.

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

If any of these risks materializes, the costs associated with developing alternative sources of supply or assembly in a timely manner could have a material adverse effect on our ability to meet demand for our solutions; our ability to generate revenues could be impaired, market acceptance of our solutions could be adversely affected, and customers may instead purchase or use alternative products. We may not be able to find new or alternative components of a requisite quality or find that we are unable to reconfigure our systems and manufacturing processes in a timely manner if the necessary components become unavailable. As a result, we could incur increased production costs, experience delays in the delivery of our solutions and suffer harm to our reputation, which may have an adverse effect on our business and results of operations.

Overcapacity in the global printed fashion and textile industries has caused and may continue to cause our customers to underutilize existing printing systems that they have purchased from us and to reduce their orders for new systems. That could similarly cause us to underutilize our new ink manufacturing facility. Such a trend could reduce our operating margins and have a material adverse effect on our financial performance.

It is difficult to predict future demand for printing in the global printed fashion and textile industries in which we operate, which makes it challenging for our customers to estimate future requirements for production capacity and avoid periods of overcapacity. Fluctuations in the growth rate of our customers’ businesses relative to the growth rate in demand for our printing systems also can lead to overcapacity for our customers and contribute to cyclicality in the market for our systems.

Capacity expansion projects have long lead times and require capital commitments based on forecasted product trends and demand well in advance of production orders from customers. In recent years, we have made significant capital investments to expand our systems and materials capacity to address forecasted future demand patterns, including our investment in our ink manufacturing facility in Kiryat Gat. These capacity additions may exceed the near-term demand requirements for our products, including both systems and consumables, leading to overcapacity situations and underutilization of our manufacturing facilities.

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

Our go-to-market strategy consists of a hybrid model of indirect and direct sales, depending on the specific territory into which we are selling. We continually evaluate that strategy in the geographies we serve in an effort to best serve our direct or indirect customers. When we shift towards a direct sales model in relevant territories, we may experience an initial disruption to our sales efforts in those jurisdictions as we transition from our previous sales structure. In addition, a shift to a direct sales model might result in a short-term impact on our results of operations, including due to separation fees, the acquisition of inventory that requires a step up in basis and other such accounting impacts and costs associated with increased headcount and related expenses.

Our Kiryat Gat ink manufacturing facility was constructed on lands leased by us from the Israel Lands Administration, or ILA, under a long term (49 years) lease agreement. If we are unable to continue to lease such lands, we would be unable to use the facility and our results of operations and future prospects will suffer as a result.

In November 2018, we entered into a development agreement, which we refer to as the Development Agreement, with the ILA for the construction of our ink manufacturing facility in Kiryat Gat on lands leased from the ILA. Construction was concluded at the end of 2021, and we officially opened the facility on January 26, 2022. Following the completion of the construction and our receipt of all required approvals from the ILA, we entered into a long-term lease agreement with the ILA, or the Lease Agreement, for a period of 49 years and which may be renewed for an additional 49 years, which agreement has replaced the Development Agreement. The Development Agreement provided, and the Lease Agreement provides, that if our company were a “foreign subject,” which includes being under foreign control (i.e., a majority of our ordinary shares held by non-Israelis), that would constitute a fundamental breach under the agreement. We followed (in the case of each of the Development Agreement and the Lease Agreement) a specific standard process for seeking approval from the ILA for our entering into the agreement. However, because of our potential status as a “foreign subject,” given that our shares are traded on Nasdaq and are held by multiple shareholders whose identities are unknown, the ILA would be entitled to terminate that agreement if it determines that our company is a “foreign subject”. If the Lease Agreement is terminated, we would be unable to use the new Kiryat Gat facility constructed on that property, which would have a material adverse effect on our results of operations.

Disruption of operations at our manufacturing site or those of third-party manufacturers could prevent us from filling customer orders on a timely basis.

We manufacture our ink and other consumables at our new, modern facility in Kiryat Gat, Israel, and our curing systems are manufactured in Tesoma’s facilities. We also rely on contract manufacturing services provided by Flex, and Sanmina-SCI Israel Medical Systems Ltd. which are also in Israel, to assemble our systems. We expect that almost all of our revenues in the near term will be derived from the systems and ink and other consumables manufactured at these facilities.

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

A significant invasion, interruption, destruction or breakdown of our information technology, or IT, systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third party suppliers or customers. Both data that has been inputted into our main IT platform, which covers records of customers, end-users of our systems, transactions, financial data, employees, pricing and other data reflected in our results of operations, as well as data related to our proprietary rights (such as research and development, and other intellectual property- related data, including: ink formulas; source code for our systems, software and cloud services; undisclosed plans; and email lists), are subject to material cyber security risks. Our IT systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. To date, we are not aware of any loss of, or disruption to, material information as a result of any such malware or cyber-attack. To the extent that a cyber-attack is successful, we could incur significant expense, depending on the severity of the attack,

We have invested in advanced protective systems to reduce our cybersecurity and data protection risks, some of which have been installed and others that are still in the process of installation. In addition, we back up our data regularly. We have designated a special committee to assess our cybersecurity and data protection risks and develop and implement a data security policy. We also created an annual program to ensure our data safety. This program includes self-evaluations, auditing, tests, and third-party evaluation. Based on information provided to us by the suppliers of our protective systems, we believe that our level of protection is in keeping with the customary practices of peer technology companies. We also maintain back-up files for much of our information, as a means of assuring that a breach or cyber-attack does not necessarily cause the loss of that information. We furthermore review our protections and remedial measures periodically in order to ensure that they are adequate, and, accordingly, we carry customary levels of cybersecurity and data protection insurance coverage.

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

The export of our products internationally subjects us to environmental laws and regulations concerning the import and export of chemicals and hazardous substances. In the European marketplace, electrical and electronic equipment is required to comply with the Directive on Waste Electrical and Electronic Equipment, or WEEE, which aims to prevent waste by encouraging reuse and recycling, and the Directive on Restriction of Use of Certain Hazardous Substances, or RoHS, which restricts the use of ten hazardous substances in electrical and electronic products. Additionally, we are required to comply with certain laws, regulations and directives such as the United States Toxic Substances Control Act, or TSCA, and the Registration, Evaluation, Authorization and Restriction of Chemical Substances, or REACH. These laws and regulations may require the testing and registration of some chemicals that we ship along with, or that form a part of, our systems and other products. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance.

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

Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants, shareholders, and customers have focused increasingly on the environmental, social, and governance (ESG) or “sustainability” practices of companies. These parties have placed increased importance on the implications of the social cost of their investments. Our 2022 Impact Report, released on August 10, 2023, monitors our long-term targets with respect to the environmental impact of our operations and products. These targets reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our efforts to accomplish and accurately report on these goals and objectives present numerous operational, reputational, financial, legal and other risks, any of which could have a material negative impact. If we do not achieve these targets, or if our ESG practices generally do not meet investor, lender, or other industry stakeholder expectations and standards, which continue to evolve, our reputation and access to capital may be negatively impacted and we could be the subject of government investigations and enforcement actions and private litigation. Our share price and financial results may be adversely affected as a result of such events or if we fail to achieve targets that we have set.

Our 2022 Impact Report discussed our policies and practices on a variety of environmental, social and ethical matters, including corporate governance, climate change risks, environmental compliance, employee health and safety practices, human capital management, and workforce inclusion and diversity. It is possible that stakeholders may be dissatisfied with our ESG practices or the speed of their adoption. We expect to incur additional costs and require additional resources to monitor, report, and comply with various ESG practices. This area is rapidly developing, and a failure or perceived failure by us to set appropriate goals and prioritize ESG practices could negatively impact our reputation, employee retention, and the willingness of our customers to do business with us.

Exchange rate fluctuations between the U.S. dollar and the Israeli shekel, the Euro and other non-U.S. currencies may negatively affect our earnings.

The U.S. dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels, or NIS. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. To protect against an increase the dollar-denominated value of expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program, which seeks to hedge a portion of the economic exposure associated with our anticipated NIS-denominated expenses using derivative instruments. We expect that the substantial majority of our revenues will continue to be denominated in U.S. dollars for the foreseeable future and that a significant portion of our expenses will continue to be denominated in NIS. We cannot provide any assurances that our hedging activities will be successful in protecting us in full from adverse impacts from currency exchange rate fluctuations since we only plan to hedge a portion of our foreign currency exposure, and we cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar For example, based on annual average exchange rates, the NIS appreciated by 6.2% against the dollar in 2021, before depreciating against the dollar by 4.0% in 2022 and 9.7% in 2023. During these periods, there was inflation of 2.8%, 5.3% and 3.0% in Israel in 2021, 2022 and 2023, respectively. If the dollar cost of our operations continues to increase, our dollar-measured results of operations will be adversely affected. See “ITEM 11. Quantitative and Qualitative Disclosures about Market Risk-Foreign Currency Risk.”

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

Our success depends upon the continued service and performance of our senior management and other key personnel. Our senior executive team is critical to the management of our business and operations, as well as to the development of our strategies. The loss of the services of any of these personnel could delay or prevent the continued successful implementation of our growth strategy, or our commercialization of new applications for our systems and ink and other consumables or could otherwise affect our ability to manage our company effectively and to carry out our business plan. Members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in our industry. There can be no assurance that we will be able to continue to retain such personnel. We have recently experienced changes in senior personnel, notably, our chief commercial officer in September 2023, our EVP operations in December 2023, our CMO and our EVP corporate development in June 2024, and certain changes in our regional presidents’ roles. To the extent that we experience additional frequent changes in our leadership team (or the leadership teams of our subsidiaries) going forward, that could adversely affect our performance in a material manner.

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

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s trade secrets or other intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished. As to our U.S. operations, on the U.S. federal level, there was movement in 2023 by federal agencies to make noncompete agreements unenforceable in general. The Federal Trade Commission proposed a new rule to ban employers nationwide from using non-compete agreements with their employees and independent contractors, and the General Counsel of the National Labor Relations Board issued a memo in March 2023 opining that many types of non-compete and non-solicitation restrictions unlawfully interfere with employees’ protected rights under Section 7 of the National Labor Relations Act. If any of these proposed new U.S. federal restrictions becomes effective, or if any state in which we have operations continues to expand restrictions or bans the use of non-compete restrictions, that could adversely impact our ability to protect our investment in our key employees in our U.S. locations, and harm our competitive position.

We have a significant presence in international markets and plan to continue to expand our international operations, which exposes us to a number of risks that could affect our future growth.

We have a worldwide sales, marketing and support infrastructure that is comprised of independent distributors and value-added resellers, and our own personnel resulting in a global sales, marketing and support presence, including in North America, Western and Eastern Europe, the Asia Pacific region and Latin America. We continue to evaluate our overall workforce in all areas, including sales, applications development, field support, marketing and engineering and, in some cases, establish new relationships with agents, distributors or channel partners, particularly in markets where we currently do not have a sales or customer support presence. As we continue to expand our international sales and operations, we are subject to a number of risks, including the following:

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

Any of these risks could adversely affect our international operations, reduce our revenues from outside the United States or increase our operating costs, adversely affecting our business, reputation, results of operations and financial condition and growth prospects. There can be no assurance that all of our employees and channel partners will comply with the formal policies that we have in place and/or will implement them, or will adhere to all applicable laws and regulations. Violations of laws or key control policies by our employees and channel partners could result in delays in revenue recognition, financial reporting misstatements, fines, penalties or the prohibition of the importation or exportation of our products and services and could have a material adverse effect on our business and results of operations.

We manufacture and sell products that may create exposure to product liability, warranty liability, or personal injury claims and litigation that may harm our business and results of operations.

Product quality and safety issues could negatively impact consumer confidence in our brand and our business. Our products may not successfully achieve applicable safety standards or customers’ expectations regarding safety or quality. Our products may contain or, be alleged to contain, components containing hazardous materials that may present certain health, safety, or quality concerns. Additionally, from time to time, system errors and/or deficiencies may be discovered in the design, manufacturing, assembling, labeling and product formulations of our systems, parts, ink, and other consumables, and associated software. Hazardous materials, errors, and/or deficiencies may also be identified in materials, components, and systems produced by others and used with or incorporated into our products. Some of these issues may not be apparent until after certain products are installed or used by customers, including in circumstances where a product is first introduced, or a new version is released. We expect that these errors or defects will be found from time to time in new or enhanced systems after commencement of commercial distribution or upon software upgrades.

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

As part of our business strategy, we have acquired businesses and may acquire or make investments in other complementary companies, products or technologies. If we are unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, our revenues and results of operations may be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we complete other acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors. In addition, we may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our ordinary shares. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

We may be subject to additional tax liabilities in the future as a result of audits of our tax returns.

We are subject to income taxes principally in Israel, United States, Germany, Hong-Kong, United Kingdom, and Japan. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes, and if the relevant tax authority does not agree with the positions that we take, we could be subject to tax audit and face significant tax liabilities, which could have a material adverse effect on our results of operations. We were recently subject to such a tax audit for the years 2020 to 2021 by the Israeli Tax Authority, or ITA, in respect of which we ultimately reached a settlement with the ITA. We account for income taxes in accordance with ASC 740, “Income Taxes.” ASC 740, which prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

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

We are subject to risks associated with the provision of KornitX cloud-based software

KornitX is a subscription software service for the management of on-demand production. We do not expect the KornitX offering to have a material impact on our overall results of operations in the very near term; however, we believe that it nonetheless exposes us to a number of potential risks, including the following:

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

We are currently subject to securities class action litigation (as described below in “ITEM 8.A Financial Information- Legal Proceedings- Securities Class Action Lawsuit”) and could be subject to further litigation in the future.

We can provide no assurance as to the outcome of any current or future lawsuits, and any such actions may result in judgments against us for significant damages. Resolution of any such matters can be prolonged and costly, and the ultimate results or judgments are uncertain due to the inherent uncertainty in litigation and other proceedings. Moreover, our potential liabilities are subject to change over time due to new developments, changes in settlement strategy or the impact of evidentiary requirements. Regardless of the outcome, litigation has resulted in the past, and may result in the future, in significant legal expenses and require significant attention and resources of management. As a result, any present or future litigation could result in losses, damages and expenses that have a significant adverse effect on our financial condition and profitability.

Risks Related to Intellectual Property

If we are unable to obtain patent protection for our solutions or otherwise protect our intellectual property rights, our business could suffer.

The success of our business depends on our ability to protect our proprietary technology and other intellectual property and to enforce our rights in that intellectual property. We attempt to protect our intellectual property under patent, trademark, copyright and trade secret laws, and through a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection.

As of December 31, 2023, we owned 53 issued patents in the United States and 24 provisional or pending U.S. patent applications, along with 39 pending non-U.S. patent applications. We also had 35 patents issued in non-U.S. jurisdictions, and 13 pending Patent Cooperation Treaty patent applications, which are counterparts of our U.S. patent applications. The non-U.S. jurisdictions in which we have issued patents or pending applications are China, the European Union or European countries of the European Union including 3 Unitary Patents, Mexico, Israel, Canada, Australia, Republic of Korea, South Africa, Brazil, Japan and India. We may file additional patent applications in the future. The process of obtaining patent protection is expensive, time-consuming, and uncertain, and we may not be able to pursue all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others through administrative processes or litigation resulting in patent claims being narrowed, invalidated, or unenforceable. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. Our policy is to require our employees (and our consultants and service providers, including third-party manufacturers of our systems and components, that develop intellectual property included in our systems) to execute written agreements in which they assign to us their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but we cannot assure you that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement and pursue infringement claims in certain circumstances in relevant jurisdictions, all of which are costly and time-consuming. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights.

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

We may become subject to claims of intellectual property infringement by third parties or claims by third parties that our intellectual party rights are invalid and may be required to indemnify our distributors or other third parties against such claims, which, regardless of their merit, could result in litigation, distract our management and materially adversely affect our business, results of operations and financial condition.

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

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee proprietary rights. The Patent Law also provides under Section 134 that if there is no agreement between an employer and an employee as to whether the employee is entitled to consideration for service inventions, and to what extent and under which conditions, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine these issues. Section 135 of the Patent Law provides criteria for assisting the Committee in making its decisions. According to case law handed down by the Committee, an employee’s right to receive consideration for service inventions is a personal right and is entirely separate from the proprietary rights in such invention. Therefore, this right must be explicitly waived by the employee. A decision handed down in May 2014 by the Committee clarifies that the right to receive consideration under Section 134 can be waived and that such waiver can be made orally, in writing or by behavior like any other contract. The Committee will examine on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, nor the criteria or circumstances under which an employee’s waiver of his right to remuneration will be disregarded. Similarly, it remains unclear whether waivers by employees in their employment agreements of the alleged right to receive consideration for service inventions would be declared as void being a depriving provision in a standard contract. We generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such service inventions beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions.

Risks Related to Our Ordinary Shares

Our share price may be volatile.

The market price of our ordinary shares has been volatile in recent years. It may continue to fluctuate substantially as a result of many factors, including:

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

In addition, recently, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. We, too, along with certain of our current and former executives, and, in one case, our directors, the underwriters for our November 2021 follow-on public offering and Amazon, have been made subject to such securities class action litigation, which alleges that we made misrepresentations and omissions in our public statements and disclosures in violation of the Exchange Act and Rule 10b-5 promulgated thereunder. If these actions or any similar litigation against us are not dismissed or settled at their early stages, we could incur substantial costs and our management’s attention and resources could be diverted.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. We currently intend (subject to any extraordinary market conditions that might arise) to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares should be investors’ principal expected source of gain for the foreseeable future. To the extent that volatile or depressed market conditions reduce the trading price of our ordinary shares substantially for an extended period of time, we may potentially consider using a portion of our cash reserves for share repurchases, as we have done under a share repurchase plan of up to US$ 75 million initially approved by an Israeli court in December 2022, which was extended in July 2023 and again in January 2024. In addition to considerations related to corporate finance, Israeli law limits our ability to declare and pay dividends and may subject our dividends to Israeli withholding taxes.

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

As a foreign private issuer, we are not subject to the U.S. proxy rules and are exempt from filing certain Exchange Act reports.

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

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents, and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with governance practices associated with U.S. domestic issuers. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers. Such additional required compliance would involve additional costs.

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

In addition, 2,107,696 ordinary shares are issuable under currently vested and exercisable share options and unvested restricted share units, or RSUs, in the aggregate, granted to employees and office holders as of December 31, 2023. We have filed registration statements on Form S-8 under the Securities Act registering our potential issuance of those ordinary shares under our share incentive plans, of which, as of December 31, 2023, there were options, RSUs and warrants to purchase 4,094,530 shares outstanding. Shares included in such registration statements may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

As a public company, we are required to devote substantial time towards maintaining the effectiveness of our internal controls and to other compliance initiatives and corporate governance practices.

We incur significant legal, accounting and other expenses as a public company. Applicable U.S. securities laws and regulations and the listing requirements of the Nasdaq Stock Market impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on historic and certain estimates of our gross income, gross assets and market capitalization (which may fluctuate from time to time) and the nature of our business, we believe we were not a PFIC for the taxable year ended December 31, 2023. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our 2024 taxable year until after the close of the year. Furthermore, because the value of our gross assets is likely to be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “ITEM 10.E Taxation and Government Programs-U.S. Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of sales of our ordinary shares. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. For a more detailed discussion, see “ITEM 10.E Taxation and Government Programs - U.S. Federal Income Taxation - Passive Foreign Investment Company Considerations.”

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

On October 7, 2023, terrorists from Hamas and other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of barbaric attacks on civilian and military targets, including widespread killings and kidnappings. They also launched extensive rocket attacks on the Israeli civilian population. Shortly following the attack, Israel declared war against Hamas. The Israel Defense Forces called up reservists for active duty, including approximately 13% of our Israeli workforce. There has also been increased fighting along Israel’s northern border with Lebanon. The south of Lebanon is occupied by Hezbollah, a terrorist organization backed by Iran. In addition, Iran has threatened to attack Israel and has been developing a nuclear program.

Our headquarters, research and development and manufacturing facility, and the primary manufacturing facilities of our third-party manufacturers, are located in Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. To date, none of our facilities or infrastructure have been damaged nor have our supply chains been significantly impacted since the war broke out. However, a prolonged war could result in further military reserve duty call-ups as well as irregularities to our supply chain and our ability to ship products from Israel, which could disrupt our operations.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East, as well as acts of terror. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. While we have commenced implementation of a business continuity plan which provides for alternative sites outside of Israel, there can be no assurance that such plan will be successful. Any armed conflict involving Israel could adversely affect our operations and results of operations.

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

The shipping and delivery of our systems and ink and other consumables from our manufacturing facilities and those of our third-party manufacturers in Israel could be delayed or interrupted by political, economic, military, and other events outside of our reasonable control, including labor strikes at ports in Israel or at ports of destination, military attacks on transportation facilities or vessels, and severe weather events. Iran is backing the Houthi militia in Yemen which has been attacking ships in the Red Sea after the October 7 terrorist attacks by Hamas in an effort to deter ships from reaching the southern Israeli port of Eilat. If delivery and installation of our products is delayed or prevented by any such events, our revenues could be materially and adversely impacted.

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

Our research and development efforts have been financed in part through grants from the Israeli National Authority for Technological Innovation, or the Innovation Authority (previously known as the Israeli Office of the Chief Scientist). Prior to 2015, we received various grants from the Innovation Authority, all of which we repaid. In 2021, 2022 and 2023, we received new commitments from the Innovation Authority for non-royalty bearing grants to reimburse us for up to 55% of our research and development expenses in connection with our projects, in amounts of NIS 2.02 million, NIS 3.2 million, and NIS 2.4 million, respectively (approximately $0.7 million, $0.9 million, and $0.7 million), in the aggregate. To date, we have received from the Innovation Authority NIS 6.2 million (approximately $1.8 million) of this new committed amount. We must comply with the requirements of the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and related regulations, collectively referred to as the Innovation Law, in connection with that new funding and any past funding that we had received from the Innovation Authority.

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

Principal Capital Expenditures

Capital expenditures in the years ended December 31, 2021, 2022, and 2023 were approximately $14.5 million, $18.0 million and $7.0 million, respectively, and were principally used for the purchase of property, plant and equipment. The aggregate amount for 2021 and 2022 included approximately $2.5 million paid for the land for our new 6,700 square meter ink manufacturing and storage facility in Kiryat Gat, Israel, which we opened on January 26, 2022. The total cost for land, construction of the facility, design and installation of the production line, was approximately NIS 69 million (approximately $22 million). We used cash on hand to finance the construction of that facility. Our capital expenditures for the acquisition of interests in other companies within the last three years and through the current time are described below.

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

On April 5, 2022, we completed the acquisition of Lichtenau, Germany-based Tesoma GmbH, or Tesoma. Tesoma is globally recognized for the high-quality engineering and performance of its cutting-edge textile curing solutions. The total cash consideration for this acquisition was 15.4 million Euros.

B. Business Overview

We are a leading global developer and provider of innovative digital solutions for the printed textile industry. We aim to transform the industry by shifting demand generators and fulfillers from outdated and stagnant analog processes to innovative digital processes. Our solutions are designed to enable our customers to remain relevant, reduce waste, and adapt to shifting supply chain dynamics.

We focus on the rapidly growing high throughput DTG (direct to garment) and DTF (direct to fabric) segments of the printed textile industry. Our solutions include our proprietary digital printing systems, ink, and other consumables, associated software and value-added services. These solutions allow for printing large scale, short to medium runs, of complex images and designs directly on finished garments and fabrics. Our customers include fulfillers and demand generators, such as brands, licensors, and content creators, primarily within the fashion, apparel and home décor segments of the industry.

We have developed and are offering a broad portfolio of differentiated digital printing solutions for the DTG market that provide answers to challenges faced by participants in the global printed textile industry. Our DTG solutions utilize our patented wet-on-wet printing methodology, which eliminates the common practice of separately coating and drying textiles prior to printing. This methodology also enables printing on a wide range of untreated fabrics, including cotton, wool, polyester, blends, lycra, and denim. Our patented NeoPigment ink and other consumables have been specially formulated to be compatible with our systems and overcome the quality-related challenges that pigment-based inks have traditionally faced when used in digital printing. Our software solutions simplify workflows in the printing process, by offering a complete solution from web order intake through graphic job preparation and execution.

Building on the expertise and capabilities that we have accumulated in developing and offering differentiated solutions for the industrial DTG market, we also offer an industrial digital printing solution, the Presto, which targets the on-demand DTF market. While the DTG market generally involves printing on finished garments, the DTF market is focused on printing on fabrics that are subsequently converted into finished garments, home or office décor, and other items. The Presto and Presto MAX, like our predecessor DTF product, the Allegro, utilize our proprietary wet-on-wet printing methodology and house an integrated drying and curing system. It offers the sole single-step, eco-friendly, stand-alone industrial DTF digital textile printing solution available on the market, following its predecessor the Allegro. We primarily sell the Presto to innovative web-based businesses operating on-demand models that require a high degree of variety and limited quantity orders, as well as to fabric converters, which source large quantities of fabric and convert the untreated fabrics into finished materials to be sold to garment and home décor manufacturers. We believe that with the Presto Max we are well positioned to take advantage of the growing trend towards customized fashion, home décor and on-demand fabric printing, where there is an increased focus on sustainable production. We began selling the Presto commercially in the second quarter of 2019, four years after having introduced our initial DTF digital textile printing solution, the Kornit Allegro in the second quarter of 2015.

Consumers today have grown accustomed to shopping online with a vast selection of products advertising rapid shipping times; however, fulfillers and demand generators have historically relied on antiquated, pollutive, and labor-intensive production methods. With the rise of social media, consumers also increasingly expect that both their online and in-store shopping experiences will reflect the latest apparel trends, which are evolving more rapidly than ever before. To meet these consumer demands, many fulfillers and demand generators have faced rising inventories, higher variable costs, more unsold finished goods, and lower pricing.

When compared with analog methods of production, our solutions significantly reduce production lead times and enable our customers to produce smaller quantities of individually printed designs more effectively, sustainably, and cost-efficiently. Our solutions are also differentiated from other digital methods of production because they eliminate the need to pre-treat fabrics prior to printing, thereby offering our customers the ability to digitally print high quality images and designs on a variety of fabrics in a streamlined and environmentally friendly manner.

We have an attractive business model, with our growing installed base of systems driving recurring sales of ink and other consumables. Our ink and other consumables are specially formulated to enable our systems to operate at the highest throughput level while adhering to high print quality requirements.

We intend to capitalize on the continued growth of the DTG market by expanding our diverse global customer base, focusing particularly on fast-growing web-to-print businesses. We also seek to increase our sales to existing customers, particularly sales of our ink and other consumables. At the same time, we are pursuing new high-volume customers, including new customers in the screen replacement market, which should help drive an increase in the sale of ink and other consumables. We also expect to extend our serviceable addressable market by introducing new features and functionality that enhance the capabilities of our systems and inks and enable our systems to print on new types of media. We plan to accomplish these goals by investing in our direct sales force, developing new applications for our systems, introducing new solutions, and growing our relationships with channel partners. We constantly explore the possibility of adding new business models and concepts designed to grow our business and cater to our customers’ needs. We have recently begun piloting with our Apollo system, a new model, based on a price per impression produced on our system, which includes use of the system, consumables and service.

Our go-to-market strategy consists of a hybrid model of indirect and direct sales, with a trend towards adopting a direct sales model in certain key markets. We have historically generated a significant portion of our sales through a global network of independent agents, distributors and value-added resellers that we refer to as our channel partners. Our channel partners, in turn, sell the solutions they purchase from us to customers for whom we provide installation services, or sell and install our solutions on their own. Our channel partners work closely with our sales force and assist us by identifying potential sales targets, closing new business, and maintaining relationships with, and, in certain jurisdictions, providing support directly to our customers.

Maintenance and support for our systems is performed either by our own service organization or by service engineers employed by our distributors. This varies among the four regions we serve, depending on the infrastructure we have established in each region. We provide professional services directly to some of our customers in all regions. Our customers can renew maintenance and support contracts for additional periods by purchasing a maintenance and support package that covers remote support, software upgrades and onsite yearly maintenance or they can choose to rely on our support on a non-contractual time and material basis.

The General Textile Industry

Textile is a flexible material formed using various processes, including weaving, knitting, crocheting, or felting. Textile is conventionally used in a broad range of applications including fashion, apparel, and home decor. According to a report published by Statista in February 2024, the value of the global apparel retail market was approximately $1.39 trillion in 2020 and was forecasted to grow from an estimated $1.57 trillion in 2022 to $1.94 trillion in 2027, reflecting a compound annual growth rate (CAGR) of approximately 4.5% from 2022 to 2027. Factors including rising income per capita, favorable demographics and shifting consumer trends are expected to drive long-term demand in the apparel market.

The global printed textile industry involves printing on fabric rolls, finished garments and unsewn pieces of cut fabric at various stages along the value chain in the production of goods for fashion, apparel, and home decoration. According to The Future of Digital Textile Printing report published by Pira in December 2023, it is estimated that approximately 93% of the global output of printed textile in 2022 was carried out via analog methods of printing. According to the same Pira report, the global value of digital printed textile output was estimated to be approximately $4.7 billion in 2023 and expected to grow to approximately $7.54 billion by 2028, reflecting a CAGR of 9.7% in value, in the five-year period from 2023 to 2028, mainly driven by changes in consumer demand, sustainability and brand needs to mitigate excess inventory.

Industry trends

E-Commerce

The global e-commerce market has undergone significant growth in the past two decades, expanding in the U.S. from only ~2% of total retail sales in 2003 to ~16% in 2023 according to the U.S. census bureau. The shift in retail sales channels has transformed how consumers purchase goods across industries, but many global retail brands have faced pressures as their traditional supply chains were not designed to serve e-commerce markets. Advanced technologies like virtual reality, 3D modeling, and artificial intelligence are being increasingly integrated to enhance online shopping. Concurrently, the creator economy is expanding, with social media and e-commerce platforms enabling creators to monetize their digital content. In 2021, e-commerce apparel sales reached $159 billion, a 16% increase from 2020, highlighting the impact of the COVID-19 pandemic on accelerating online shopping trends.

Social Media

Social media platforms, merging media and network categories, have significantly impacted the retail landscape, influencing communication, consumer trends, and brand perception. As of January 2023, 4.76 billion users (59% of the global population) were active on social media, with over 302 million users in the U.S. alone, according to DataReportal and Statista. This widespread use has enabled small and micro brands, often established by individuals or organizations with social influence, to achieve rapid recognition and growth, challenging traditional players to be more agile and responsive. Additionally, the convergence of gaming and social media, with games like Fortnite, Minecraft, and Roblox, highlights the evolution of online games into robust social media networks and interactive marketplaces, offering an alternative to traditional social media platforms.

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

How Digital Textile Printing Addresses Industry Needs

The following characteristics of digital textile printing are driving the shift from analog to digital textile printing:

Manufacturing flexibility. Digital textile printing gives manufacturers the ability to print short runs, with personalization capabilities, in a cost-effective manner with a minimum order quantity of one unit. Unlike screen printing, digital printing costs remain the same when printing a single unit or multiple units. This allows printers to execute orders one by one without needing to accumulate large demand for a design before printing. In a post- COVID-19 world, manufacturing flexibility plays an essential role in building brands’ resilience. Companies must rethink their sourcing strategies while implementing cutting-edge supply chain management, and building in greater flexibility, in order to keep products at pace with customer demand.

Design flexibility. Digital textile printing enables a larger variety of artwork to be imprinted, without limitations on number of colors per design and high-resolution imaging.

Integration with advanced workflow environments. Digital textile printing is better suited for the transition of the production floor environment to full digitization, including connectivity to cloud networking elements and productivity analytics software solutions.

Reduced time between design and production. The digital textile printing process allows for samples to be quickly produced, evaluated, and modified, which permits brand owners to increase the frequency and variety of replenishment cycles in response to fashion trends.

Decreased risk of excess inventory. The costly and time-consuming upfront setup required in analog production methods is avoided when using digital printing technologies. By enabling the cost-efficient production of a smaller quantity of garments, digital printing mitigates excess inventory risk and improves profitability. Stocking blank garments or fabric and decorating them only when demand is identified significantly reduces the amount of inventory at risk. This reduces working capital requirements, thereby enabling the emergence of numerous online businesses focused on the sale of printed textiles.

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

Sustainability. Digital textile printing significantly reduces industrial water consumption and discharge of toxic chemicals by eliminating the need to wash screens for color changes and repeated use. We estimate that this results in reduced environmental impact and in turn enables manufacturers to comply with regulatory and brand guidelines at a location of their choosing, in many cases in populated areas which are not industrial in nature. In addition, digital textile printing opens up opportunities to optimize processes and reduce the carbon footprint and energy expense used to decorate garments and fabrics.

Our Products

Our DTG solutions utilize our patented wet-on-wet printing methodology that eliminates the common practice of separately coating and drying textiles prior to printing. This methodology also enables printing on a wide range of untreated natural, synthetic, blends and man-made fabrics, including cotton, wool, polyester and lycra, and with throughputs ranging from 40 to approximately 400 garments per hour, depending on system type, garment type and operational capabilities. Our industrial and mass production DTG solutions are suited to the needs of a variety of customers, from smaller industrial operators with limited budgets to mass producers with complex manufacturing requirements. Products in this category are designed to print directly on finished garments such as shirts, sweatshirts, polos, fleeces, and more. Our primary systems within our DTG business include the Atlas, Atlas MAX, Atlas MAX Poly and Apollo.

In April 2021, we supplemented our original DTG printing solutions with our Kornit MAX technology, which enables exemplary retail print quality and durability standards, together with enhanced production speed. The breakthrough technological innovation has been achieved thanks to new additional process and consumables capabilities, enabling optimal control over print quality and durability on a significantly larger media variety.

Kornit introduced the XDI technology that allows layered 3d printing. This capability is available as part of Kornit’s unique MAX printing engine. Kornit XDi brings a new dimension to digital printing by enabling the printing of multiple layers to create 3D-effects. XDi’s unique premium applications open new markets for our customers and offer creative freedom powered by a simple, single-step, digital and sustainable process. Our customers are now able to do much more with their printing equipment and enter into higher margin premium markets.

In July 2022, we introduced the Atlas MAX Poly, which extends our technological capabilities in high quality printing on polyester even further by leveraging the Kornit MAX technology and incorporating it as part of our proprietary polyester printing process, which is based on the NeoPigment™ Olympia ink set. The Atlas MAX Poly harnesses an innovative low temperature curing ink set alongside a new process and consumables to deliver highest quality digital printing on dyed polyester as well, as delivering improved productivity rates. These new capabilities expand our opportunity within the sports and athleisure spaces. This new platform is also equipped with Neon applications and a proprietary consumable called ProGuard, which acts as a barrier between the fabric and print and promotes the inhibition of dye migration. In addition, this solution improves print quality on polyester cotton blends.

Apollo, the newest addition to our Max portfolio, was successfully beta tested during 2023. The Apollo is a digital mass production platform, designed to be capable of printing up to approximately 400 shirts per hour, and handled by a single operator. The Apollo leverages the MAX technology, and the Eco-Rapid ink set and consumables. The printing technology is boosted by automation of loading and unloading, as well as integrated smart curing. Apollo is able to RIP spot colors and specific Pantones. We intend to continue developing and adding additional features to Apollo to further enhance flexibility, quality, and productivity.

Kornit’s new energy-efficient Smart Curing solutions include Orion for mid-level production, and Titan for higher-capacity volumes – both optimized for compatibility with Kornit Atlas MAX systems and based on field-proven solutions developed by Tesoma. These highly efficient curing systems sync production and finishing for an end-to-end process that reduces both energy consumption and total cost of ownership (TCO). Smart curing systems allow integration between our different Max platforms to the curing system, increasing print quality, energy efficiency and flexibility.

During 2023 we launched our Rapid Size Shifter (RSS) Pallet for our Atlas Max platform. RSS is a single adjustable pallet for multiple applications and product sizes The RSS increases the speed and productivity of on-demand direct-to-garment production with a single pallet platform that addresses a wide range of applications, from T-shirts with or without neck tags and hoodies to children’s apparel. This solution also reduces the downtime associated with pallet changes and streamlined production for accelerated time-to-market.

Building on the expertise and capabilities that we have accumulated in developing and offering differentiated solutions for the industrial DTG market, we also offer an industrial digital printing solutions which target the on-demand DTF market. Our DTF products are designed to deliver printing on rolls of fabric that are subsequently converted into finished goods. Our DTF capabilities cater to different market segments such as fashion and home or office décor. Like our DTG products, our DTF solutions are designed to print on a wide range of fabrics. Our digital DTF printing products also use our wet-on-wet patent and are the leading single-step, eco-friendly, stand-alone industrial DTF digital textile printing products available on the market. Our primary systems within our DTF business include the Presto and Presto MAX. Our Presto Max platform brings unique capabilities to the market allowing our customers to digitally print on dyed fabrics, utilizing our white NeoPigment™ ink, both as a spot color and as a base. Presto Max also allows printing using Neon colors to achieve expanded color gamut and a wide variety of applications. Presto Max also includes Kornit’s innovative XDi technology allowing 3D-effects and enabling our customers penetrate into higher margin premium markets. We expect to release our new “Vivido” ink set in the upcoming year. The Vivido is expected to enable the printing of deep and neutral blacks while reducing ink consumption. Additionally, Kornit is anticipated to launch the Qualiset system, which facilitates automatic machine calibrations ensuring quality and consistency.

Our series of ink sets for DTG systems, includes NeoPigment™, NeoPigment™ Rapid, NeoPigment™ Eco-Rapid and NeoPigment™ Olympia. The first two ink sets are designed for Kornit legacy products, while the Eco-Rapid is the most advanced ink set designed for retail quality. These three ink sets are available in seven colors (W+CMYKRG) and a complementary binding agent. NeoPigment™ Olympia is designed for our polyester printing system, the Avalanche Poly Pro and the Atlas MAX Poly, and is available in five colors (W+CMYK), with an enhancer for the Avalanche Poly Pro and 7 colors (W+CMYKNyNp) on the Atlas MAX Poly. For our roll-to-roll Direct-to Fabric systems, we offer the NeoPigment™ Robusto ink set, which consists of up to nine colors (W+CMYKRGNyNp) in several different configurations.

We also offer customers maintenance and support services, as well as value-added services and application consulting, aimed at optimizing the number of impressions printed by our systems.

Our KornitX operating system for on-demand sustainable fashion provides an end-to-end solution, connecting demand generators and e-commerce channels to sustainable on-demand fulfillment across the globe, utilizing our digital software platform and a global fulfilment network of on-demand manufacturers and fulfillers.

Our Software Solutions

Our DTG systems arrive with our QuickP Production software embedded. The software manages the system operation and prepares image files for print. QuickP Production is a simple to use solution that allows users to control key operating parameters, such as print resolution, perform maintenance and calibration procedures and import image files and prepare them for print.

As part of Apollo we have included K-RIP, an embedded RIP (Raster Image Processor) solution, which is capable of supporting various types of files, including PDF files, and matches specific colors (such as spot colors and Pantones) with Kornit’s inks. It supports integration with an API workflow, which boosts the ability to automate the production floor.

Kornit Konnect, our cloud-based, software analytics connectivity platform enables businesses to maximize productivity of their digital printing solutions. In its first phase, Kornit Konnect enables businesses to monitor production, analyze data, be insights-driven and manage their fleet, in order to eliminate blind spots. It includes a fleet management dashboard, data driven benchmarks, actual production costs, and cost structures per job, making it easy for businesses to learn more, react faster and perform better.

In August 2020, we acquired Custom Gateway, a global provider of cloud-based software workflow solutions for both B2B and B2C business models. Custom Gateway’s solution enables Kornit to offer customers an end-to-end solution for on-demand production.

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

Our Services

Our service offering consists of system upgrade kits, maintenance and support, consulting and professional services. We continue to expand our services capabilities and aim to increase the number of customers that rely on our service for their systems. As of December 31, 2023, we had service contracts in place with approximately 43% of our industrial and mass production installed base.

Our Strategy for Growth

Our strategy includes three key pillars which are as follows:

Expand in Growth Markets

We plan to continue growing our customer base by targeting new customers in markets that are adjacent to those in which we have been operating. These markets include geographies where we have identified multiple leading global fulfillers or demand generators which are producing without cost-efficient and sustainable solutions to meet changing consumer preferences. Our strategy of expanding into key markets also includes reallocating our resources selectively to better penetrate the bulk apparel market for athleisure and home décor in addition to new segments including footwear and technical apparel.

Maximize Impressions

We are focused on increasing sales to existing customers by introducing new digital printing applications, developing new features and functionality of our systems, offering new system upgrade products to make it easier for customers to renew their fleets and update their installed base to the latest technology available, increasing sales of software, offering customers empowerment program inclusive of basic and advanced training, with a goal of enabling our customers to increase utilization of their systems. With our move into solution selling, we are focusing on providing our customers with value added services including training programs, proactive services, production consulting and end-to-end workflow improvements. Through these value-added services, we can increase system availability and utilization, end-user product quality, and increase impressions, thereby requiring more ink and other consumables purchases as well as potential investment in new systems as our customers require additional capacity.

Extend our leadership position through acquisitions and strategic partnerships

We seek to continue to differentiate ourselves and extend our leadership position. We may supplement our internal efforts with selective inorganic initiatives such as acquisitions and strategic partnerships to enhance our positioning. For example, our acquisition of Polymeric Imaging in 2015 expanded our ink technology capabilities, our acquisitions of the digital DTG printing assets of SPSI in 2016 enabled us to strengthen our direct sales channel and gain access to a large screen-printing customer base, the acquisition of business assets from Hirsch in 2019 helped us transition to a full direct sales model in North America, and our acquisition of Tesoma in 2022 allowed us the ability to integrate the curing step of DTG printing process directly into our solutions via the Apollo.

Our Customers

Our diverse global customer base consisted of approximately 1,100 active customers as of December 31, 2023. Our growing installed base serves a variety of customers, through different business models, in particular, those that have developed to respond to quickly changing consumer trends and to the growing online retail market. Our solutions enable this category of “on-demand” businesses to fulfill consumer orders more quickly and cost-effectively in a manner that is differentiated from traditional brick and mortar businesses. A number of large-scale, on-demand platforms have emerged, with these often-leveraging digital printing solutions to facilitate business for other content providers.

Self-Fulfillment. Companies that produce printed textiles and sell their own designs.

Hybrid Printers. Companies that produce printed textiles both in-house and outsource to third party fulfillment providers.

Third Party Fulfillment Centers. Companies serving as third party fulfillment for printed textile retailers.

Government Regulation

We are subject to various local, state, federal and international laws, regulations, and agencies that affect businesses generally, and our business in particular. These include:

o	Israeli environmental, health and safety regulations, including conditions set by the Israeli Ministry of Environmental Protection for the operation of our manufacturing and development facilities which use chemicals and produce waste materials, as further detailed below;

o	the U.S. Foreign Corrupt Practices Act; Anti-Money Laundering Act of 2020

o	laws pertaining to the hiring, treatment, safety and discharge of employees;

o	import/ export control regulations related to chemicals and hazardous substances, as described below;

o	Israeli tax regulations, as described under “ITEM 5. Operating and Financial Review and Prospects- Taxation and Israeli Government Programs Applicable to Our Company” below; and

o	CE regulations for the European market.

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

Import/Export Control Regulation of Chemicals and Hazardous Substances. The export of our products internationally subjects us to environmental laws and regulations concerning the import and export of chemicals and hazardous substances. In the European marketplace, electrical and electronic equipment is required to comply with the Directive on Waste Electrical and Electronic Equipment, or WEEE, which aims to prevent waste by encouraging reuse and recycling, and the Directive on Restriction of Use of Certain Hazardous Substances, or RoHS, which restricts the use of ten hazardous substances in electrical and electronic products. Additionally, we are required to comply with certain laws, regulations and directives such as the United States Toxic Substances Control Act, or TSCA, and the Registration, Evaluation, Authorization and Restriction of Chemical Substances, or REACH. These laws and regulations may require the testing and registration of some chemicals that we ship along with, or that form a part of, our systems and other products. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance.

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

Kornit (Shanghai) Digital Co., Ltd., which was incorporated on December 8, 2021, is wholly owned by Kornit Digital Asia Pacific Limited.

D. Property, Plant and Equipment

Our corporate headquarters are located in Rosh Ha’Ayin, Israel in an office and research and development facility consisting of approximately 172,492 square feet. The lease for this office expires in December 2025, with an option to extend the lease for an additional five years. We lease an additional facility of approximately 9,687 square feet near our corporate headquarters. The lease for this additional space expires on March 31, 2024. We have recently executed a comprehensive amendment to the lease of our facilities in Rosh Ha’Ayin aimed to reduce costs, pursuant to which the space leased by us will be reduced to 136,516 square feet on April 30, 2024, and subsequently to 125,655 square feet on June 30, 2024. In addition, the term for the remaining space under the lease would be amended to expire in December 2028, with an option for us to extend the lease for an additional two-year period.

In January 2022, we announced the official opening of a new, modern, ink manufacturing facility in Kiryat Gat. We own the property and the building at this facility (subject to a 49-year lease agreement with the ILA, which will renew for an additional 49 years). Our capital expenditures for 2021, 2022 and 2023 included approximately $2.5 million paid for the land for our new 6,700 square meter ink manufacturing and storage facility in Kiryat Gat, Israel. The total cost for land, construction of the facility, design, and installation of the production line, was approximately NIS 69 million (approximately $22 million). We used cash on hand to finance the construction of that facility.

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

ITEM 4A. Unresolved Staff Comments.

None.

ITEM 5. Operating and Financial Review and Prospects.

The information contained in this section should be read in conjunction with our financial statements for the year ended December 31, 2023 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We develop, design and market innovative digital printing solutions for the global printed textile industry. Our vision is to revolutionize this industry by facilitating the transition from analog processes to digital methods of production that address contemporary supply, demand, and environmental dynamics. Our solutions are designed to enable our customers to remain relevant, reduce waste, and adapt to shifting supply chain dynamics. We focus on the rapidly growing high throughput DTG and DTF segments of the printed textile industry. Our solutions include our proprietary digital printing systems, ink, and other consumables, associated software and value-added services that allow for printing large scale short runs of complex images and designs directly on finished garments and fabrics. Our customers include fulfillers and demand generators, such as brands, licensors, and content creators, primarily within the fashion, apparel and home décor segments of the industry.

Consumers today have grown accustomed to shopping online with a vast selection of products advertising rapid shipping times; however, fulfillers and demand generators have historically relied on antiquated, pollutive, and labor-intensive production methods. With the rise of social media, consumers also increasingly expect that both their online and in-store shopping experiences will reflect the latest apparel trends, which are evolving more rapidly than ever before. To meet these consumer demands, many fulfillers and demand generators have faced rising inventories, higher variable costs, more unsold finished goods, and lower pricing.

When compared with analog methods of production, our solutions significantly reduce production lead times and enable our customers to produce smaller quantities of individually printed designs more effectively, sustainably, and cost-efficiently. Our solutions are also differentiated from other digital methods of production because they eliminate the need to pre-treat fabrics prior to printing, thereby offering our customers the ability to digitally print high quality images and designs on a variety of fabrics in a streamlined and environmentally friendly manner.

We have developed and offer a broad portfolio of differentiated digital printing solutions for the DTG market that provide answers to challenges faced by participants in the global printed textile industry. Our DTG solutions utilize our patented wet-on-wet printing methodology, which eliminates the common practice of separately coating and drying textiles prior to printing. This methodology also enables printing on a wide range of untreated fabrics, including cotton, wool, polyester, lycra, and denim. Our patented NeoPigment ink and other consumables, have been specially formulated to be compatible with our systems and overcome the quality-related challenges that pigment-based inks have traditionally faced when used in digital printing. Our software solutions simplify workflows in the printing process, by offering a complete solution from web order intake through graphic job preparation and execution.

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

Our go-to-market strategy consists of a hybrid model of indirect and direct sales, with a trend towards adopting a direct sales model in certain key markets. We have historically generated a significant portion of our sales through a global network of independent distributors and value-added resellers that we refer to as our channel partners. Our channel partners, in turn, sell the solutions they purchase from us to customers for whom we provide installation services, or sell and install our solutions on their own. Our channel partners work closely with our sales force and assist us by identifying potential sales targets, closing new business, and maintaining relationships with, and, in certain jurisdictions, providing support directly to our customers.

Maintenance and support for our systems is performed either by our own service organization or by service engineers employed by our distributors. This varies among the four regions that we serve, depending on the infrastructure we have established in each region. We provide professional services directly to some of our customers in all regions. Our customers can renew maintenance and support contracts for additional periods by purchasing a maintenance and support package that covers remote support, software upgrades and onsite yearly maintenance or they can choose to rely on our support on a non-contractual time and material basis.

We have an attractive business model, with our installed base of systems driving recurring sales of ink and other consumables. Our ink and other consumables are specially formulated to enable our systems to operate at the highest throughput level while adhering to high print quality requirements. We constantly explore the possibility of adding new business models and concepts designed to grow our business and cater to our customers’ needs. We have recently begun piloting with our Apollo system, a new model, based on a price per impression produced on our system, which includes use of the system, consumables and service.

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

A. Operating Results

The information contained in this section should be read in conjunction with our audited financial statements for the years ended December 31, 2021, 2022 and 2023 and related notes and the information contained in “ITEM 18. Financial Statements”. Our financial statements have been prepared in accordance with US GAAP.

Components of Statement of Operations

Revenues

Systems, Ink and Other Consumables, Value Added Services

We generate revenues from the sale of our systems, ink and other consumables, and services, including software subscriptions and transaction-based revenues. Our growing installed base generates recurring revenues from ink and other consumables sales. We do not, however, consider period-to-period changes in our total installed base to be a helpful metric in assessing our performance because we sell a number of different systems that have significantly different throughput characteristics and average selling prices. Our installed base does not, therefore, serve to indicate revenues from future systems sales, however, because we have not experienced material changes in the prices at which we sell ink and other consumables, we believe the amount of the increase in revenues from ink and other consumables generated each period from our growing installed base is a key measure of success for our recurring revenues strategy.

We generate the services portion of our revenues from the provision of post-warranty service contracts, spare parts to our distributors and customers, system upgrades, time and material-based services, software subscriptions and transaction-based revenues.

We have historically sold our products directly and through independent distributors who resell them to customers. Sales by our distributors accounted for approximately 19% and 13% of our revenues during 2022 and 2023, respectively.

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

Our business is seasonal. Either the third or fourth quarter has historically been our strongest quarter in terms of revenues, and the first quarter has been our weakest. This seasonality coincides with spending in anticipation of the holidays towards the end of the year, especially in the United States and Europe. Since sales of ink and other consumables generate higher gross margins than systems sales, gross margin in the third or fourth quarter tends to be higher than gross margin in the first quarter, when our customers typically reduce their system utilization rates significantly, and therefore purchase less ink and other consumables.

See “-Critical Accounting Policies-Revenue Recognition”.

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues from sales to customers located in the regions indicated below for the periods indicated:

	2021		2022		2023
	$	%	$	%	$	%
	(in thousands except percentages)
U.S.	$211,294	65.6%	$138,515	51.0%	$123,550	56.2%
EMEA	78,686	24.4	93,243	34.3	60,706	27.6
Asia Pacific	23,341	7.2	24,396	9.0	22,006	10.0
Other	8,685	2.8	15,364	5.7	13,524	6.2
Total revenues	$322,006	100%	$271,518	100%	$219,786	100%

The change in the revenues by geographic region set forth in the above table reflects the general trends for our revenues for 2023 compared to 2022, as described below under “Comparison of the Years Ended December 31, 2023 and 2022—Revenues”.

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

We currently offer maintenance and support for all our systems sold in the United States. We seek to increase the number of customers that rely on us to provide maintenance and support for their systems by expanding our maintenance and support capabilities. In addition to driving gross margin improvement, we believe this provides us with an opportunity to work directly with customers with the goal of reducing system down-time, educating customers on how to optimally use our systems to drive increased utilization and growth in impressions printed, expanding the variety of print applications, as well as increasing sales of post-warranty service contracts and other professional application development services. We are seeking to generate increased revenues from our services offering, including increasing sales of post-warranty service contracts, selling upgrade kits, and providing other professional services, to leverage the fixed cost component associated with our service organization and increase the contribution margin.

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

Sales and Marketing Expenses. The largest component of our sales and marketing expenses is salaries and related personnel expenses for our marketing, sales and other sales-support employees. Sales and marketing expenses also include trade shows, other advertising and promotions, including distributor open houses and media advertising; sales-based commissions, allowance for credit loss and allocated overhead costs for facilities, including rent payments under our facilities leases. We market our solutions using a combination of internal marketing professionals and our network of channel partners.

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

Finance Income, Net

Finance income, net consists of interest income and foreign currency exchange gains or losses. Foreign currency exchange changes reflect gains or losses related to changes in the value of our non-U.S. dollar denominated financial assets, primarily cash and cash equivalents, and trade payables and receivables. As of December 31, 2023, we did not have any indebtedness for borrowed amounts. Interest income consists of interest earned on our cash, cash equivalents, short-term bank deposits and marketable securities, offset by amortization of premium on marketable securities. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period.

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

Beginning in January 2019, and with respect to its taxable results from 2019 onwards, our Israeli subsidiary further elected to apply the terms of the Investments Law as per its “Preferred Technological Enterprise,” or PTE, status. In each of 2021, 2022, and 2023, our effective tax rate was the blended rate of our Israeli tax and those of our non-Israeli subsidiaries in their respective jurisdictions of organization.

Comparison of Period-to-Period Results of Operations

We provide in this section data, as well as discussion and analysis, with respect to our results of operations for the last two years. While our statements of operations in Item 18 of this annual report cover each of the three years ended December 31, 2021, 2022, and 2023, the data, and discussion and analysis, in this Item 5.A do not address the year ended December 31, 2021, or a comparison of our results for that year to our results for the year ended December 31, 2022. In order to view that data, and discussion and analysis, please see “ITEM 5. Operating and Financial Review and Prospects - A. Operating Results - Comparison of Period-to-Period Results of Operations - Comparison of the Years Ended December 31, 2021 and 2022” in our Annual Report on Form 20-F for the year ended December 31, 2022, which we filed with the SEC on March 30, 2023.

Comparison of the Years Ended December 31, 2022 and 2023

The following tables present a comparison of the various components of our results of operations for the years ended December 31, 2022 and 2023, both in absolute amounts and as a percentage of our revenues in those respective years.

	Year Ended December 31,
	2022	2023
	(in thousands)
Revenues
Products	$222,502	$161,045
Services	49,016	58,741
Total revenues	271,518	219,786
Cost of revenues
Products	125,935	91,516
Services	49,083	61,313
Total cost of revenues	175,018	152,829
Gross profit	96,500	66,957
Operating expenses:
Research and development, net	56,026	50,060
Sales and marketing	71,067	66,836
General and administrative	39,289	37,592
Total operating expenses	166,382	154,488
Operating loss	(69,882)	(87,531)
Financial income, net	13,382	24,150
Loss before taxes on income	(56,500)	(63,381)
Taxes on income	22,565	970
Net loss	$(79,065)	$(64,351)

	Year Ended December 31,
	2022	2023
	(as a % of revenues)
Revenues
Products	81.9%	73.3%
Services	18.1	26.7
Total revenues	100	100
Cost of revenues
Products	46.4	41.6
Services	18.1	27.9
Total cost of revenues	64.5	69.5
Gross profit	35.5	30.5
Operating expenses:
Research and development, net	20.6	22.8
Sales and marketing	26.2	30.4
General and administrative	14.5	17.1
Total operating expenses	61.3	70.3
Operating loss	(25.8)	(39.8)
Finance income, net	5.0	11.0
Loss before taxes on income	(20.8)	(28.8)
Taxes on income	8.3	0.4
Net loss	(29.1)%	(29.2)%

Revenues

Revenues decreased by $51.7 million, or 19.1%, to $219.8 million in 2023 from $271.5 million in 2022, which is net of $22.5 million and $13.8 million, in 2022 and 2023, respectively, in fair value of the warrants associated with revenues recognized from Amazon. The decline in revenues was primarily driven by a 59% decrease in systems revenues to $49 in 2023 from $119.1 million in 2022, offset in part by (i) a 8% increase in ink and other consumables revenues to $112 million in 2023 from $103.4 million in 2022 and (ii) a 20% increase in service revenues to $58.7 million in 2023 from $49.0 million in 2022. The $70.1 million decrease in systems revenues was attributable to macro-related headwinds and other pressures, which continue to impact customers’ systems purchasing decisions. The $8.6 million increase in ink and other consumables revenues was due to a larger installed base, partially offset by a transition in our installed base to HD technology, which consumes a lower amount of ink and other consumables on a relative basis. The increase in our service revenues was due mainly to sales of spare parts and service contracts on a larger installed base, as well as an increase in system upgrades.

Cost of Revenues and Gross Profit

Cost of revenues decreased by $22.2 million, or 12.7%, to $152.8 million in 2023 from $175.0 million in 2022. Gross profit decreased by $29.5 million, or 30.6%, to $67 million in 2023 from $96.5 million in 2022. Gross margin decreased to 30.5% in 2023 compared with 35.5% in 2022. The reduced gross profit and gross margin reflect significantly lower year-over-year systems revenues, particularly when compared with our fixed costs and infrastructure, which are designed to be profitable at a materially higher revenue run rate, as well as the higher inventory write-offs in 2023 compared with 2022.

Operating Expenses

	Year Ended December 31,
	2022		2023		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
			($ in thousands)
Operating expenses:
Research and development, net	$56,026	20.6%	$50,060	22.8%	$(5,966)	(10.6)%
Sales and marketing	71,067	26.2	66,836	30.4	(4,231)	(6.0)
General and administrative	39,289	14.5	37,592	17.1	(1,697)	(4.3)
Total operating expenses	$166,382	61.3%	$154,488	70.3%	$(11,894)	(7.1)%

Research and Development, net. Research and development, or R&D, expenses, net of government grants, decreased by 10.6% in 2023 compared with 2022. The decrease in net R&D expenses was due primarily to reduction in work force, as well as lower materials used in development processes, compared with 2022. As a percentage of total revenues, our R&D expenses increased to 22.8% in 2023 from 20.6% in 2022.

Sales and Marketing. Sales and marketing expenses decreased by 6.0% in 2023 compared with 2022. This decrease was due primarily to reduction in the average number of employees, as well as lower spending on events and other marketing activities, partly offset by an increase in allowance for credit loss. As a percentage of total revenues, our sales and marketing expenses increased to 30.4% in 2023 from 26.2% in 2022.

General and Administrative. General and administrative expenses decreased by 4.3% in 2023 compared with 2022. This was due primarily to the reduction in personnel and a decrease in information technology expenses due to the ERP implementation in 2022. As a percentage of total revenues, our general and administrative expenses increased to 17.1% in 2023 from 14.5% in 2022.

Finance Income, Net

Finance income, net, totaled $24.2 million in 2023 compared with $13.4 million in 2022. The $10.8 million increase was due primarily to interest income on bank deposits and interest income on marketable securities.

Taxes on Income

Taxes on income amounted to $1.0 million in 2023, compared with $22.6 million in 2022. The change was due mainly to (i) the payment of approximately $11.5 million to the Israeli Tax Authority for trapped profits from prior years at a steeply discounted rate recorded in 2022, and (ii) the valuation allowance recorded in 2022 against deferred tax assets. In assessing the ability to realize deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the available evidence, we believe that it is more likely than not that the deferred tax assets will not be realized and, accordingly, a valuation allowance has been provided. For more information, please see Note 14(h) to our consolidated financial statements that appear in Item 18 of this Annual Report.

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

Dividends distributed to Israeli shareholders by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20%, or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed from such Israeli company to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). If such dividends are distributed to a foreign parent company holding, solely or together with another foreign company, at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

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

B. Liquidity and Capital Resources

As of December 31, 2023, we had $39.6 million in cash and cash equivalents, $235.6 million in short term deposits and $280.5 million in marketable securities, which, in the aggregate, total $555.7 million.

Our cash requirements have principally been for working capital, capital expenditures and acquisitions, and in 2023, our cash was used also for repurchasing of our shares. Historically, we have funded our working capital requirements, primarily for inventory and accounts receivable, and capital expenditures from cash flows provided by our operating activities, investments in our equity securities and cash and cash equivalents on hand. We have funded our acquisitions from the proceeds of our April 2015 initial public offering and cash on hand. In 2022, our capital expenditures primarily related to Tesoma acquisition and leasehold improvements, whereas in 2021, our capital expenditures primarily related to the completion of construction of our manufacturing facility for our ink and other consumables in Kiryat Gat, Israel. In addition to investments in this facility, our capital investments have included improvements and expansion of our worldwide locations and corporate facilities to support our growth and investment and improvements in our information technology.

In 2021 and 2022, we acquired Voxel8 and Tesoma for cash consideration of $15.0 million and 15.4 million Euros, respectively. We will continue to actively seek strategic acquisitions that may require investments of cash. We believe that our current cash reserves will suffice for any such acquisitions, although there can be no assurance that we will not need to seek additional equity or debt financing in order to cover the cost of such potential acquisitions.

The most significant elements of our working capital requirements are for inventory, accounts receivable and trade payables. We partially fund the procurement of the components of our systems that are assembled by our third-party manufacturers. Our inventory strategy includes maintaining inventory of systems and inks and other consumables at levels that we expect to sell during the successive three-month period based on anticipated customer demand. Our accounts receivable increased in 2023 primarily due to selectively extending payment terms to qualified customers. Our trade payables decreased in 2023 mainly due to lower materials purchases associated with reduced systems sales throughout the year.

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

We provide below a summary of our consolidated statement of cash flows for the last two years. While our statements of cash flows in Item 18 of this annual report include cash flow data for each of the three years ended December 31, 2021, 2022, and 2023, the data and discussion contained in this Item 5.B is limited to a comparison of our liquidity and capital resources- including cash flows- for the years ended December 31, 2022 and 2023. For a discussion of our cash flows for the year ended December 31, 2021, and a comparison of those cash flows with those for the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2022, which we filed with the SEC on March 30, 2023.

The following table presents the major components of net cash flows for our last two fiscal years:

	Year Ended December 31,
	2022	2023
	(in thousands)
Net cash used in operating activities	$(99,347)	$(34,682)
Net cash provided by (used in) investing activities	(407,275)	26,212
Net cash used in financing activities	(332)	(56,522)

Net Cash Provided by (Used in) Operating Activities

Year Ended December 31, 2023

Net cash used in operating activities in the year ended December 31, 2023 was $34.7 million.

Net cash used in operating activities in 2023 reflects a net loss of $64.4 million and the elimination of non-cash expense line items, such as share-based compensation expenses of $22.6 million, restructuring expenses of $19.1 million, depreciation and amortization of $14.7 million and the fair value of warrants deducted from revenues of $13.8 million. These adjustments were offset by the elimination of certain non-cash changes to our operating assets and liabilities, which, when eliminated, had a net impact of increasing the cash used in our operating activities, including an increase of accounts receivables of $19.2 million, a decrease in accrued expenses and other liabilities of $10.5 million and a decrease in trade payables of $6.5 million, partially offset by an increase in inventory of $11.0 million.

The increase in accounts receivables reflects a higher portion of receivables with extended payment terms, with DSO increasing to 155 days for the year ended December 31, 2023, compared with 91 days for the year ended December 31, 2022.

The decrease in accrued expenses and other liabilities, as well as in trade payables, and the increase in inventory, were due primarily to lower business activities, including reduced systems sales throughout the year.

Year Ended December 31, 2022

Net cash used in operating activities in the year ended December 31, 2022 was $99.3 million.

Net cash used in operating activities in 2022 reflects a net loss of $79.1 million and the elimination of non-cash expense line items, such as share based compensation expenses of $22.6 million, the fair value of warrants deducted from revenues of $22.5 million, and depreciation and amortization of $13.6 million. These adjustments were offset, in part, by the elimination of certain non-cash changes to our operating assets and liabilities, which, when eliminated, had a net impact of increasing the cash used in our operating activities, including an increase of accounts receivables of $15.9 million, an increase of inventory of $29.0 million and a decrease in trade payables of $26.9 million.

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

Net Cash Provided by (Used in) Investing Activities

Year Ended December 31, 2023

Net cash provided by investing activities in the year ended December 31, 2023, was $26.2 million. Net cash provided by investing activities for the year ended December 31, 2023, was primarily attributable to proceeds from short-term bank deposits and marketable securities of $67.2 million, offset, by purchase of property, plant and equipment of $7.0 million and $34.0 million investments in marketable securities.

Year Ended December 31, 2022

Net cash used in investing activities was $407.3 million for the year ended December 31, 2022, which was primarily attributable to investments in marketable securities and bank deposits of $403.4 million, purchase of property, plant and equipment of $18.0 million, and $14.7 million of cash paid in connection with acquisitions, offset, in part, by $29.8 million of proceeds from the sale and maturity of marketable securities.

Net Cash Provided by (Used in) Financing Activities

Year Ended December 31, 2023

Net cash used in financing activities was $56.5 million for the year ended December 31, 2023, which was primarily attributable to the repurchase of ordinary shares of $55.8 million and payments related to shares withheld for taxes of $1 million.

Year Ended December 31, 2022

Net cash used in financing activities was $0.3 million for the year ended December 31, 2022, which was primarily attributable to payments related to shares withheld for taxes, offset, in part, by proceeds from exercise of employee stock options.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last three years pursuant to those programs, please see “ITEM 5. Operating and Financial Review and Prospects- A. Operating Results- Components of Statement of Operations- Operating Expenses- Research and Development Expenses, net” and “ITEM 5. Operating and Financial Review and Prospects- A. Operating Results- Comparison of Period to Period Results of Operations- Comparison of the Years Ended December 31, 2022 and 2023— Operating Expenses-— Research and Development, net” and the corresponding portions of our Annual Report on Form 20-F for the year ended December 31, 2022, which we filed with the SEC on March 30, 2023.

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

Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is first-in, first-out cost basis. Inventory costs consist of material, direct labor and overhead. We periodically assess inventory for obsolescence and excess and reduce the carrying value by an amount equal to the difference between its cost and the estimated net realizable value based on assumptions about future demand and historical sales patterns. This valuation requires us to make judgments, based on currently available information, about the likely method of disposition, such as through sales and expected recoverable values of each disposition category. These assumptions about future disposition of inventory are inherently uncertain and changes in our estimates and assumptions may cause us to realize material write-downs in the future.

As of December 31, 2023, we had $67.7 million of inventory, of which $28.3 million consisted of raw materials and components and $39.4 million consisted of completed systems, ink and other consumables. We recorded inventory write-offs in total amounts of $4.9 million, $11.4 million, and $22.0 million for the years ended December 31, 2021, 2022, and 2023, respectively.

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

Taxes

We are subject to income taxes in Israel, United States, Germany, Japan, United Kingdom and Hong Kong. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. We recognize income taxes under the liability method. Tax benefits are recognized from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves when facts and circumstances change, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effects of any reserves that are considered appropriate, as well as the related net interest and penalties.

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

While we believe the resulting tax balances as of December 31, 2021, 2022 and 2023 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. We have filed or are in the process of filing local and foreign tax returns that may be audited by the respective tax authorities. Our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statute of limitations on potential assessments expire.

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

During the year ended December 31, 2022, no impairment was recorded related to our marketable securities, During the year ended December 31, 2023 we recorded impairment related to our marketable securities of approximately $93,000 which were recognized in the Company’s consolidated statements of operations.

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

ITEM 6. Directors, Senior Management and Employees.

A. Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this annual report:

Name	Age	Position
Executive Officers
Ronen Samuel	55	Chief Executive Officer and Director
Lauri Hanover	64	Chief Financial Officer
Daniel Gazit	52	Chief Product Officer
Kobi Mann	44	Chief Technology Officer
Directors (who are not also executive officers)
Yuval Cohen(3)	61	Chairman of the Board of Directors
Ofer Ben-Zur(3)	59	Director
Naama Halevi Davidov(1)(3)	53	Director
Jae Hyun (Jay) Lee(3)	59	Director
Stephen Nigro(2)(3)	64	Director
Yehoshua (Shuki) Nir (1)(2)(3)	54	Director
Dov Ofer(1)(2)(3)	70	Director
Gabi Seligsohn(1)(3)	57	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Independent director under the Nasdaq Stock Market rules.

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

Lauri Hanover has served as our Chief Financial Officer since November 2022. Ms. Hanover also served as a director from March 2015 until August 2023 (and until August 2019 as an external director under the Companies Law). From April 2021 to November 2022, Ms. Hanover served as Senior Vice President, Community Agriculture and prior to that served as Senior Vice President and Chief Financial Officer of Netafim Ltd., a global leader in smart irrigation systems, since August 2013. From 2009 to 2013, she served as Chief Financial Officer and Executive Vice President of the Tnuva Group, Israel’s largest food manufacturer. From 2008 to 2009, Ms. Hanover served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From 2004 to 2007, she served as Chief Financial Officer and Senior Vice President of Lumenis Ltd. (Nasdaq: LMNS), a medical laser device company. From 2000 to 2004, Ms. Hanover served as the Chief Financial Officer and Corporate Vice President of NICE Systems Ltd. (Nasdaq: NICE), an interaction analytics company, and from 1997 to 2000, as Chief Financial Officer and Executive Vice President of Sapiens International Corporation N.V. (Nasdaq: SPNS), a provider of software solutions for the insurance industry. From 1981 to 2007, she served in a variety of financial management positions at Scitex Corporation Ltd., a developer and manufacturer of inkjet printers, and at Philip Morris Inc. (Altria), a leading consumer goods manufacturer. Ms. Hanover holds a B.A. from the University of Pennsylvania, a B.S. in Economics from The Wharton School of the University of Pennsylvania, and an M.B.A. from New York University.

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

Kobi Mann has served as our Chief Technology Officer since January 2020, prior to which he had held the position of VP Consumables & Application development since September 2017. Kobi Mann joined Kornit in 2004 as an R&D Chemist and has held core technology roles. As one of Kornit’s founders he brings over 17 years of experience in the field of Inkjet Technology. Kobi has played a critical role in the design and the execution of core projects and processes in the company. During his tenure at Kornit, he has managed and led R&D Chemistry, technology groups, transfer to production, Print heads and QA as well as lead Kornit’s Ink plant design. Prior to his executive position, Kobi held several managerial positions including Business Development of Consumables and Director of Global Application, an area he established in Kornit. Kobi holds a B.Sc. Chemistry and Executive MBA - both from Bar Ilan University in Israel.

Directors

Yuval Cohen has served as the Chairman of our board of directors since August 2011. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in 2004 and our former controlling shareholder. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners (“JVP”), an Israeli-based venture capital fund. Prior to joining JVP, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (Nasdaq: DSPG), and Intel Corporation (Nasdaq: INTC). Currently, Mr. Cohen serves as a director of Radware Ltd. (Nasdaq: RDWR). He also serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Harvard Business School.

Ofer Ben-Zur is a co-founder of our company and has served as director since 2002. From April 2014 to July 2016, Mr. Ben-Zur served as our President and Chief Technology Officer. From 2002 to April 2014, Mr. Ben-Zur served as our Chief Executive Officer, as well as the manager of our department of research and development. Currently Mr. Ben-Zur serves as the CEO and founder of Tritone Technologies, an Israeli start up specializing in Additive Manufacturing of metals. Mr. Ben-Zur holds a B.Sc. in Mechanical Engineering from the Technion - Israel Institute of Technology, an M.Sc. in Mechanical Engineering from Tel Aviv University, and an M.B.A. from Bradford University.

Naama Halevi Davidov has served as a member of our board of directors since August 2023. She served as Chief Financial Officer of XM Cyber since May 2022. In addition, Dr. Halevi Davidov has served as a member of the board of directors of Kaltura (Nasdaq: KLTR) since July 2021, and as a member of the board of directors of Actelis Networks (Nasdaq: ASNS) since May 2022; Over the past 20 years, Dr. Halevi Davidov has served as a CFO for several global technology companies. Dr. Halevi Davidov is a Certified Public Accountant in Israel. She holds a Ph.D. in Strategy from Tel Aviv University, an M.B.A from Tel Aviv University and B.A in Accounting and Economics from Tel Aviv University.

Jae Hyun (Jay) Lee has served as a director of our company since August 2022 and prior to that he served as a strategic advisor to the Company since November 2021. Mr. Lee has served as a Senior Vice President of EMEA at eBay Inc. since August 21, 2017. Prior to that, Mr. Lee served as Senior Vice President of Asia Pacific at eBay Inc., which began in July 2015. Mr. Lee began his career at eBay in 2002 and from 2002 to 2004, served as the Chief Executive Officer of eBay’s Korean Internet Auction Company. Prior to joining eBay, Mr. Lee was the Chief Operating Officer and then Chief Executive Officer of Korea Thrunet, the first Korean company to list on the Nasdaq exchange, where he led the company to become the leading cable-based broadband access provider in Korea. Mr. Lee began his career at Boston Consulting Group, where he held various positions in Boston and Seoul, South Korea, before being promoted to Vice President. Mr. Lee holds an M.B.A from Harvard University Graduate School and a B.A in International Relations from Brown University.

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

Yehoshua (Shuki) Nir has served as a director of our Company since July 2018 (until August 2019, as an external director under the Companies Law), and serves as the chairman of our compensation committee and a member of our audit committee. From June 2021 until its acquisition by Unity (NYSE: U) in November 2022, Mr. Nir served as a director, a member of the compensation committee and a member of the audit committee, at ironSource Ltd. (NYSE: IS), a global software company that focuses on developing technologies for app monetization. Since July 2021 Mr. Nir has served as a director of Cardo Systems Ltd., which develops, manufactures and markets communication systems for motorcycles. From December 2012 to May 2016, Mr. Nir served as Senior Vice President, Corporate Marketing, and General Manager, Retail of SanDisk Corp., or SanDisk. From March 2008 to November 2012, Mr. Nir served as Senior Vice President and General Manager, Retail of SanDisk. From November 2006 through March 2008, he served in various other sales and marketing roles as a Vice President of SanDisk. Mr. Nir also served in various sales and marketing roles as a Vice President at msystems Ltd. from February 2003 until November 2006, when it was acquired by SanDisk. Prior to that, Mr. Nir held sales and marketing positions at Destinator Ltd. and also co-founded and served as Chief Executive Officer of MindEcho, Inc. Mr. Nir has a B.A. in Law and Accounting and an M.B.A. from Tel Aviv University.

Dov Ofer has served as a member of our board of directors since March 2015 and is a member of our audit and compensation committees. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (Nasdaq: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high-tech sector and participated in different mergers and acquisitions within the industry. Currently, Mr. Ofer serves as chairman of Magen Eco-Energy RCA Ltd., Chairman of Scodix Ltd., Chairman of Stratasys Ltd. (Nasdaq: SSYS) and Director of Copprint. He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley.

Gabi Seligsohn has served as a member of our board of directors since May 2015. He also served as our Chief Executive Officer from April 2014 through July 2018, and led our successful IPO in April 2015. From August 2006 until August 2013, Mr. Seligsohn served as the President and Chief Executive Officer of Nova Measuring Instruments Ltd., (“Nova”) (Nasdaq: NVMI), a designer, developer and producer of optical metrology solutions. From 1998 until 2006, Mr. Seligsohn served in several leadership positions in Nova. Mr. Seligsohn serves as a director of DSP Group Inc. (Nasdaq: DSPG). He currently also serves on the board of Radware (Nasdaq: RDWR). He holds an LL.B. from the University of Reading.

Board Diversity Matrix

Board Diversity Matrix (as of March 28, 2024)
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	8	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1*
LGBTQ+	0
Did Not Disclose Demographic Background	0

*	The underrepresented individual is Asian.

Arrangements Concerning Election of Directors; Family Relationships

Our board of directors consists of nine directors. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers or senior management members.

B. Compensation

The aggregate compensation recorded and equity-based compensation and other compensation expensed by us and our subsidiaries for our directors and executive officers with respect to the year ended December 31, 2023 was $4.8 million. The foregoing sum includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. The foregoing sum also includes all compensation amounts (including notice period and/or severance payments) paid in respect of the employment and/or director services (as applicable) provided by one former executive officer whose service for our company terminated over the course of the year ended December 31, 2023. As of December 31, 2023, options to purchase 225,929 ordinary shares, 144,757 restricted share units, or RSUs, and 198,629 Performance Share Units, or PSUs, granted to our directors and executive officers were outstanding under our share incentive plans, with a weighted average exercise price of $34.62 per share for the options. Certain of our officers receive a severance payment of up to four months of their base salary upon termination of their employment.

The following table presents the grant dates, number of options, RSUs and PSUs, and related exercise prices and expiration dates of options and RSUs granted to our directors and executive officers for the year ended December 31, 2023:

Grant Date	Number of Options	Number of RSUs	Number of PSUs	Exercise Price (per Share) of Options	Expiration Date of Options
January 2, 2023	-	13,025	-	-	-
March 9, 2023	-	19,747	-	-	-
August 12, 2023	48,525	63,620	-	23	August 12, 2033
August 28, 2023	-		108,696	-	-

Director Compensation

Under the Companies Law, the compensation of our directors (including reimbursement of expenses) requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting as described in “C. Board Practices-Approval of Related Party Transactions under Israeli Law - Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.” Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under “Approval of Related Party Transactions under Israeli Law - Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions.”

Our directors are entitled to cash compensation as follows:

All of our non-employee directors receive annual fees and per-meeting fees for their service on our board and its committees as follows:

●	annual fees in an amount of $45,000, and $95,000 for the chairman of the Board;

●	annual committee chair retainer - Audit: $20,000; Compensation: $15,000; any other committee - up to $15,000; and

●	annual committee member retainer - Audit: $10,000; Compensation: $7,500; Any other committee: up to a maximum of $7,500.

In addition, commencing with our 2020 annual general meeting of shareholders, we provide for annual RSU grants to our non-employee directors. The number of RSUs granted to each director is linked to a fixed value- $115,000 for each non-employee director. The actual number of RSUs to be granted each year with the foregoing $115,000 value is determined based on the closing price of our ordinary shares on the Nasdaq Global Select Market on the date of our annual shareholder meeting. Our RSU grant agreements for non-employee directors are subject to the following additional terms:

●	the RSUs are granted to each non-employee director as of the date of each annual shareholder meeting;

●	the RSUs vest in their entirety on the earlier of (x) the first anniversary of the grant or (y) the next annual general meeting of shareholders, provided the director continues to serve as a director of our company at such date;

●	the RSUs, to the extent then unvested, become fully vested (a) immediately prior to the consummation of a Change of Control (as defined under our 2015 Plan (described below)) in which the director is required to resign from or is otherwise terminated from service as a director, or (b) upon termination of service of such director occurring immediately after the consummation of a Change of Control; and

●	the RSUs are otherwise subject to the terms of the 2015 Plan.

Executive Officer Compensation

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2023, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, variable compensation, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding Covered Executives(1)

	Base	Benefits and	Variable	Equity-Based
	Salary	Perquisites	compensation	Compensation	Total
Name and Principal Position(2)	($)	($)(3)	($)(4)	($)(5)	($)
		(in thousands, US dollars)
Ronen Samuel, Chief Executive Officer	393	103	-	1,254	1,750
Kobi Mann, Chief Technology Officer	227	69	-	662	958
Chris Govier, President EMEA	240	16	11	609	876
Ilan Elad, President KDAM	290	52	39	442	823
Amir Shaked-Mandel, EVP Corporate Development	210	55	17	478	760

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.
(2)	All current executive officers listed in the table were our full-time employees during 2023. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2023.
(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.
(4)	Amounts reported in this column refer to incentive and variable compensation payments which were paid or accrued with respect to 2023.
(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2023 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph (u) of Note 2 to our audited financial statements, which are included in “ITEM 18. Financial Statements” of this annual report.

2012 Share Incentive Plan

In October 2012, our board of directors adopted and our shareholders approved our 2012 Share Incentive Plan, or the 2012 Plan. The 2012 Plan replaced our 2004 Plan. We no longer grant equity awards under the 2012 Plan because it was superseded by the 2015 Plan and expired (for purposes of granting new awards) in October 2022, although awards that were previously granted under the 2012 Plan remain outstanding. The 2012 Plan provided for the grant of options, restricted shares, restricted share units and other share-based awards to our and our subsidiaries’ and affiliates’ directors, employees, officers, consultants, advisors, and any other person whose services are considered valuable to us or our affiliates, to continue as service providers, to increase their efforts on our behalf or on behalf of our subsidiary or affiliate and to promote the success of our business. As of December 31, 2023, we had options to purchase 60,536 ordinary shares that remained outstanding under the 2012 Plan.

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

As of December 31, 2023, we had options to purchase 631,675 ordinary shares, 1,674,902 unvested RSUs (a portion of which are subject to performance based vesting conditions), outstanding under the 2015 Plan. As of December 31, 2023, we had 2,561,000 ordinary shares reserved for additional grants.

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

(ii)	the Class II directors are Ofer Ben-Zur, Naama Halevi Davidov and Gabi Seligsohn, and their terms expire at our annual general meeting of shareholders to be held in 2026 and when their successors are elected and qualified; and

(iii)	the Class III directors are Yuval Cohen, Stephen Nigro and Ronen Samuel, and their terms expire at our annual general meeting of shareholders to be held in 2024 and when their successors are elected and qualified.

Our board of directors has determined that eight of our directors, consisting of Yuval Cohen, Ofer Ben-Zur, Jae Hyun (Jay) Lee, Stephen Nigro, Yehoshua (Shuki) Nir, Dov Ofer, Gabi Seligsohn and Naama Halevi Davidov, constituting a majority of the members of the board, are independent under the rules of the Nasdaq Stock Market. The definition of independent director under the Nasdaq Stock Market rules specifies criteria whose aim is to ensure that there is no factor that would impair the ability of the independent director to exercise independent judgment, and furthermore requires that the board of directors affirmatively determine that the independent director can exercise independent judgment.

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

Board Committees

Audit Committee

Our audit committee consists of three members: Naama Halevi Davidov (Chairperson), Dov Ofer, and Yehoshua (Shuki) Nir.

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

Compensation Committee and Compensation Policy

Our compensation committee consists of three members: Yehoshua (Shuki) Nir (Chairman), Stephen Nigro and Dov Ofer.

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

Compensation Committee Role

Our board of directors has adopted a compensation committee charter that sets forth the responsibilities of the compensation committee, which include:

●	the responsibilities set forth in the compensation committee charter;

●	reviewing and approving the grant of options and other incentive awards to the extent such authority is delegated by our board of directors; and

●	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

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

D. Employees

As of December 31, 2023, we had 873 employees, with 486 located in Israel, 124 in the United States, 214 in Europe and 49 in Asia Pacific. The following table shows the breakdown of our workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of December 31,
Area of Activity	2021	2022	2023
Service	165	160	151
Sales and marketing	225	205	208
Manufacturing and operations	126	179	151
Research and development	223	239	223
General and administrative	143	151	140
Total	882	934	873

With respect to our Israeli employees, Israeli labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, payments to the National Insurance Institute, equal opportunity and anti-discrimination laws and other conditions of employment. While none of our employees is party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of the Economy and Industry. These provisions primarily concern pension fund benefits for all employees, insurance for work-related accidents, recuperation pay and travel expenses. We generally provide our employees with benefits and working conditions beyond the required minimums. With respect to our German employees, German and European labor laws govern the common employment terms including worktime, annual leave and employment termination. In addition to that our Kornit Digital Europe GmbH have a work council. The work council must be consulted about specific employee related issues and has the right to make proposals to management according to the German Works Constitution Act (BetrVG).

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 14, 2024 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of February 14, 2024 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

Unless otherwise noted below, each shareholder’s address is c/o Kornit Digital Ltd., 12 Ha’Amal Street, Rosh -Ha’Ayin 4809246, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

The percentages set forth below are based on 47,735,256 ordinary shares outstanding as of February 14, 2024.

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

Name	Number of Shares Beneficially Held		Percent
5% or Greater Shareholders
Morgan Stanley(1)	3,141,172		6.6%
Artisan Partners Limited Partnership(2)	3,719,473		7.8%
Senvest Management, LLC(3)	4,396,160		9.2%
Directors and Executive Officers
Yuval Cohen	*		*
Naama Halevi Davidov
Ofer Ben-Zur	*		*
Lauri Hanover	*		*
Jae Hyun (Jay) Lee	*		*
Stephen Nigro	*		*
Yehushua (Shuki) Nir	*		*
Dov Ofer	*		*
Gabi Seligsohn	*		*
Ronen Samuel	91,110		*
Daniel Gazit	*		*
Kobi Mann	*		*
All Directors and Executive Officers as a Group (12 persons)	*	(4)	*

*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)	The address of this shareholder is 1585 Broadway New York, NY 10036 . The information in this row is provided as of December 31, 2023, based on a statement of beneficial ownership on Schedule 13G filed by Morgan Stanley with the SEC on February 8, 2024. The ordinary shares included in the beneficial ownership of this shareholder are beneficially owned, or may be deemed to be beneficially owned, by certain operating units (collectively referred to as the MS Reporting Units) of Morgan Stanley and its subsidiaries and affiliates (collectively referred to as MS). They do not include ordinary shares, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units.
(2)	The address of this shareholder is 875 E. Wisconsin Ave., Suite 800, Milwaukee, WI 53202. The information in this row is provided as of December 31, 2023, based on Amendment No. 1 to a statement of beneficial ownership on Schedule 13G filed by Artisan Partners Limited Partnership and related persons with the SEC on February 12, 2024. The shares reported for this shareholder have been acquired on behalf of discretionary clients of Artisan Partners Limited Partnership, or APLP, which holds 3,719,473 shares, including 2,335,900 shares on behalf of Artisan Partners Funds, Inc.

(3)	The address of this shareholder is 540 Madison Avenue, 32nd Floor, New York, New York 10022. The information in this row is provided as of December 31, 2023, based on Amendment No. 2 to a statement of beneficial ownership on Schedule 13G filed by Senvest Management, LLC with the SEC on February 9, 2024. The ordinary shares reported in this row are held in the account of Senvest Master Fund, LP and Senvest Technology Partners Master Fund, LP, which we collectively refer to as the Senvest Investment Vehicles. Senvest Management, LLC may be deemed to beneficially own the securities held by the Senvest Investment Vehicles by virtue of Senvest Management, LLC’s position as investment manager of the Senvest Investment Vehicles. Mr. Richard Mashaal may be deemed to beneficially own the securities held by the Senvest Investment Vehicles by virtue of Mr. Mashaal’s status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by any of the foregoing persons or entities as to beneficial ownership of those ordinary shares.
(4)	Consists of ordinary shares, and additional ordinary shares underlying options, RSUs and PSUs that may be exercised or settled (as applicable) by our directors and executive officers within 60 days of February 14, 2024.

Recent Significant Changes in the Percentage Ownership of Major Shareholders

In February 2022, each of Wasatch Advisors Inc. and Clal Insurance Enterprises Holdings Ltd., or Clal (each, former major shareholders of ours) again reported changes in its beneficial ownership that had taken place over the course of 2021, as their beneficial ownership percentages had decreased from 9.8% to 6.9%, and from 5.1% to 3.2%, respectively, over the course of 2021. Clal consequently ceased to be a 5% shareholder.

In February 2023, Wasatch Advisors Inc. reported that it had increased its beneficial ownership percentage from 6.9% to 9.4%, reflecting an increase over the course of 2022.

Each of Artisan Partners Limited Partnership, Granahan Investment Management, LLC (a former major shareholder) and Senvest Management, LLC became a new 5% shareholder over the course of 2022, reporting beneficial ownership that constituted 8.8%, 7.0% and 8.3%, respectively in February 2023.

In February 2024, each of Wasatch Advisors Inc. and Granahan Investment Management, LLC reported that its beneficial ownership had decreased below 5% during 2023, thereby causing it to cease to be a major shareholder of ours. In addition, Artisan Partners Limited Partnership reported a decrease in its beneficial ownership over the course of 2023, now holding 7.8% of our outstanding shares as of February 2024, while Senvest Management, LLC reported an increase in in its beneficial ownership in 2023, with its holdings comprising 9.2% of our outstanding shares as of February 2024. A new major shareholder, Morgan Stanley, acquired ordinary shares in 2023 that constitute 6.6% of our outstanding ordinary shares as of February 2024.

Other than the foregoing, there have been no recent significant changes in the percentage ownership of major shareholders.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of February 14, 2024, there were two holders of record of our ordinary shares, of which one record holder, holding approximately 99.93% of our outstanding ordinary shares, had a registered address in the United States. These numbers are not representative of the number of beneficial holders of our shares, nor is it representative of where such beneficial holders reside, since all of these shares held of record in the United States were held through CEDE & Co., the nominee company of the Depository Trust Company, on behalf of hundreds of firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B. Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, since January 1, 2023, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

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

Base Salary: NIS 1.46 million (approximately $392,520)

Target Annual Bonus (% Base Salary): 100%
Target Total Cash (Base + Bonus): $785,040
Long-Term Incentive/ Equity Target Value: $2,500,000 annually
Target Total Direct Compensation: $3,285,040

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

On August 30, 2023, in the Genesee County case, the Court granted an unopposed motion to consolidate the two actions, to appoint certain plaintiffs represented by Bernstein Litowitz as lead plaintiffs (“Lead Plaintiffs”), and to appoint Bernstein Litowitz as lead counsel. On October 27, 2023, Lead Plaintiffs filed a consolidated complaint. The consolidated complaint alleges that, between February 2021 and July 2022, the Company made misrepresentations and omissions in our public statements and disclosures in violation of the Exchange Act and Rule 10b-5 promulgated thereunder. Lead Plaintiffs assert these Exchange Act claims against the Company, Mr. Samuel, and Mr. Rozner, seek to recover on behalf of a putative class of Kornit shareholders who acquired shares between February 17, 2021 and July 5, 2022, and seek unspecified damages. The consolidated complaint also asserts claims under the Securities Act, alleging that the Company made misrepresentations and omissions in our registration statement and prospectus for the 2021 Offering; it asserts these Securities Act claims against Kornit, Mr. Samuel, Mr. Rozner, certain current and former Kornit officers and directors, and the underwriters for the 2021 Offering (but not against Amazon) (together, “Defendants”).

Defendants moved to dismiss the consolidated complaint on December 21, 2023. Lead Plaintiffs filed an opposition to Defendants’ motion to dismiss on February 16, 2024. Pursuant to a schedule stipulated between the parties and ordered by the Court, Defendants will file their reply in further support of their motion to dismiss no later than April 1, 2024

We believe the lawsuits are without merit and have been defending against these cases vigorously. As of the date hereof, we are unable to estimate a range of loss, if any, that could result were there to be adverse final decisions in these cases, and estimated liabilities have not been recorded by the company in our financial statements.

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

On March 15, 2024, the closing sales price of our ordinary shares on the Nasdaq Global Select Market was $17.09

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

New Transaction Agreement and New Warrant

We previously (in January 2017) entered into a transaction agreement with Amazon pursuant to which we had issued to Amazon a warrant to purchase our ordinary shares, which had vested and was exercised, in its entirety, with all underlying shares having been sold by Amazon, prior to 2023. On September 14, 2020, we and Amazon entered into a new transaction agreement, or the New Transaction Agreement, pursuant to which we issued to an affiliate of Amazon a warrant, or the New Warrant, to acquire up to 3,401,028 of our ordinary shares, or the New Warrant Shares, at a purchase price of $59.26 per share, which is based on the 30-trading day VWAP prior to the execution of the New Transaction Agreement. The New Warrant also provides for cashless (net) exercise.

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

As of December 31, 2023, 1,787,953 New Warrant Shares had vested and were issuable under the New Warrant.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Capital gain is generally subject to tax at the corporate tax rate (23% in 2018 and thereafter), if generated by a company, or at the rate of 25% if generated by an individual, or 30% in the case of sale of shares by a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive proceeds upon liquidation and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2023) unless the benefiting provisions of an applicable treaty applies.

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

Excess Tax.

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 698,280 for 2023, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2022. Because PFIC status must be determined annually based on tests which are factual in nature, our PFIC status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year and we do not intend to make a determination of our or any of our future subsidiaries’ PFIC status in the future. A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences described below with respect to owning our ordinary shares if we are classified as a PFIC for our taxable year ending December 31, 2023, provided that such U.S. Holder is eligible to make, and successfully makes, either a “mark-to-market” election or a qualified electing fund election described below for the taxable year in which its holding period begins.

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

J. Annual Report to Security Holders

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

Foreign Currency Exchange Risk

Due to our international operations, currency exchange rates impact our financial performance. In 2023, approximately 81% of our revenues were denominated in U.S. dollars, 14% of our revenues were denominated in Euros and 5% of our revenues were denominated in Great Britain Pounds. Conversely, in 2023, approximately 16% of our purchases of raw materials and components of our systems and ink and other consumables were denominated in either NIS or in NIS prices that are linked to U.S. dollars. Similarly, a majority of our operating costs, which were largely comprised of labor costs, were denominated in NIS, due to our operations in Israel. Accordingly, our results of operations may be materially affected by fluctuations in the value of the U.S. dollar relative to the NIS and the Euro.

The following table presents information about the changes in the exchange rates of the U.S. dollar against the NIS and the Euro:

	Change in Average Exchange Rate
Period	U.S. Dollar against the NIS (%)	U.S. Dollar against the Euro (%)
2021	(6.2)	(3.7)
2022	4.0	12.5
2023	9.7	(2.7)

The figures above represent the change in the average exchange rate in the given year compared with the average exchange rate in the immediately preceding year. Negative figures represent depreciation of the U.S. dollar compared with the NIS or Euro (as applicable) and positive figures represent appreciation of the U.S. dollar compared with the NIS or Euro (as applicable). We estimate that a 10% increase or 10% decrease in the value of the NIS against the U.S. dollar would have decreased or increased our net income by approximately $(15.2 million) or $12.5 million in 2022, and $(8.5 million) or $7.0 million in 2023, respectively. We estimate that a 10% increase or 10% decrease in the value of the Euro against the U.S. dollar would have decreased or increased our net income by approximately $1.3 million or $(0.7 million) in 2022, and $0.9 million or $(1.2 million) in 2023, respectively. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.

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

During 2022 and 2023, we entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in NIS.

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

Credit Risk, Liquidity Risk and Interest Rate Risk

Our investment strategy is to achieve a return that will allow us to preserve capital and maintain liquidity requirements. We invest primarily in debt securities, specifically corporate debt securities. By policy, we limit the amount of credit exposure to any one issuer. As of December 31, 2022 and December 31, 2023, we did not have any material (realized) losses on our marketable debt securities. As of December 31, 2023, unrealized losses on our marketable debt securities were partially due to temporary interest rate fluctuations as a result of higher market interest rates compared with interest rates at the time of purchase. We account for both fixed and variable rate securities at fair value with changes on gains and losses recorded in Other Comprehensive Income until the securities are sold.

Other Market Risks

We do not believe that we have any material exposure to inflationary or other market risks.

ITEM 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies.

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A-E. Not applicable

ITEM 15. Controls and Procedures.

(a) Disclosure Controls and Procedures

Our management evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2023. Based on their evaluation, our principal executive officer and principal financial officer concluded that as of December 31, 2023, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2022 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

(c) Attestation report of the independent registered public accounting firm

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2023 is provided on page F-2, as included under Item 18 of this annual report.

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

ITEM 16. [Reserved]

ITEM 16A. Audit Committee Financial Expert.

Our board of directors has determined that Naama Halevi Davidov, who serves on the audit committee of our board of directors and who meets the “independent director” definition under the Nasdaq Listing Rules, qualifies as an “audit committee financial expert,” as defined under the rules and regulations of the SEC.

ITEM 16B. Code of Ethics.

We have adopted a code of ethics and business conduct applicable to our executive officers, directors and all other employees. A copy of the code, as most recently updated in August 2020, is delivered to every employee of our company and is available to investors and others on our website at http://ir.kornit.com/ or by contacting our investor relations department. Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics and business conduct applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Report of Foreign Private Issuer on Form 6-K. We did not provide such a waiver or adopt such an amendment during the fiscal year ended December 31, 2023.

ITEM 16C. Principal Accountant Fees and Services.

Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, and other members of Ernst & Young Global for professional services for each of the last two fiscal years were as follows:

	Year Ended December 31, 2022		Year Ended December 31, 2023
	(in thousands of dollars)
	Amount	Percentage	Amount	Percentage
Audit fees	$775	91%	$600	95%
Audit-Related Fees	-	0%	10	2%
Tax Fees	23	3%		0%
All Other Fees	50	6%	21	3%
Total	$848	100%	$631	100%

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

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

On August 10, 2022, we announced that our board of directors had approved a $75 million repurchase program for our ordinary shares, subject to Israeli court approval, which was obtained on December 15, 2022 for an initial six-month repurchase period. On July 18, 2023, we received Israeli court approval for a six-month extension of the repurchase program covering the then-remaining available amount under the program. On December 17, 2023, we requested Israeli court approval for an additional six-month extension for the repurchase of up to the remaining available amount under the repurchase program, which was obtained on January 22, 2024.

Under the repurchase program, we may make repurchases from time to time through open market repurchases or privately negotiated transactions, subject to market conditions, applicable legal requirements, and other relevant factors. We effect open market repurchases under the program in accordance with the requirements of Rule 10b-18 under the Exchange Act. We may also, from time to time, enter into plans in accordance with the affirmative defense provided by Rule 10b5-1 under the Exchange Act to facilitate repurchases of our shares. The repurchase program does not obligate us to acquire any particular amount of our ordinary shares, and it may be modified, suspended, or terminated, at any time at our discretion. The timing and actual number of shares repurchased may depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. All repurchased shares are classified as treasury shares:

In the twelve months of 2023, we repurchased, pursuant to the repurchase program, an aggregate of 2,652,051 of our ordinary shares in open market transactions, in accordance with Rule 10b-18, at an average price of $22.95 per share, leaving $19.2 million remaining under the current board authorization as of December 31, 2023.

The table below presents a summary of the ordinary shares repurchased by us under our repurchase program during 2023.

Period	Total Number of Shares Purchased	Average Price Paid per Share (*)	Total Number of Shares Purchased as Part of the Current Program	Dollar Value of Shares that May Yet be Purchased Under the Program ($)
February 1, 2023 - February 28, 2023	91,692	20.41	91,692	73,126,687
March 1, 2023 - March 31, 2023	245,980	19.81	245,980	68,249,327
May 1, 2023 - May 31, 2023	242,111	23.20	242,111	62,627,157
June 1, 2023 - June 30, 2023	358,368	26.18	358,368	53,237,332
August 1, 2023 - August 31, 2023	427,963	23.58	427,963	43,137,870
September 1, 2023 - September 30, 2023	234,244	20.91	234,244	38,235,635
November 1, 2023 – November 30, 2023	1,051,693	18.05	1,051,693	19,234,129
Total in 2023	2,652,051	22.95	2,652,051

(*)	Excluding commissions.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16J. Insider Trading Policies

Disclosure for this item is not yet required in this annual report.

ITEM 16K. Cybersecurity

Risk management and strategy

We prioritize the management of cybersecurity risk and the protection of information across our enterprise by embedding data protection and cybersecurity risk management in our operations. Our processes for assessing, identifying, and managing material risks from cybersecurity threats have been integrated into our overall risk management system and processes.

As a foundation of this approach, we have implemented a layered governance structure to help assess, identify and manage cybersecurity risks. Our privacy and cybersecurity policies encompass incident response procedures, information security and vendor management. In order to help develop these policies and procedures, we monitor the privacy and cybersecurity laws, regulations and guidance applicable to us in the regions where we do business (including ISO27001, GDPR and CSL\DSL\PIPL), as well as proposed privacy and cybersecurity laws, regulations, guidance and emerging risks.

We undergo penetration testing 3-4 times a year, and in 2023 one of the focus areas of our internal audit was cyber security. With respect to third party service providers, we obligate our main information technology vendors to adhere to privacy and cybersecurity measures, and we perform risk assessments of vendors having access to our systems or sensitive personal data, including their ability to protect data from unauthorized access.

As described in Item 3.D “Risk Factors,” our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Computer viruses, hackers, employee or vendor misconduct, and other external hazards could expose our information systems and those of our vendors to security breaches, cybersecurity incidents or other disruptions, any of which could materially and adversely affect our business, including by way of disruption of operations resulting from inability to carry out manufacturing, sales activity, shipping and other business operations, financial losses due to direct costs associated with investigation, remediation, and legal fees and indirect costs may encompass increased insurance premiums, loss of business due to damaged reputation and the need for significant investments in cybersecurity measures post-incident. While we have experienced cybersecurity incidents, to date, we are not aware that we have experienced a material cybersecurity incident during 2023.

The sophistication of cybersecurity threats, including through the use of artificial intelligence, continues to increase, and the controls and preventative actions we take to reduce the risk of cybersecurity incidents and protect our systems, including the regular testing of our cybersecurity incident response plan, may be insufficient. In addition, to the extent we use new technology that could result in greater operational efficiency such as artificial intelligence, we may further expose our computer systems to the risk of cybersecurity incidents.

Governance

As part of our overall risk management approach, we prioritize the identification and management of cybersecurity risk at several levels, including Board oversight, executive commitment and employee training and awareness. Our Audit Committee, comprised of independent directors from our Board, oversees the Board’s responsibilities relating to the operational (including information technology (IT) risks, business continuity and data security) risk affairs of the Company. Our Audit Committee is informed of such risks through quarterly reports from our group Chief Information Security Officer (CISO).

Our CISO, who has been engaged in various information security positions for over 10 years and is certified as CISO since 2014 oversees the implementation and compliance of our information security standards and mitigation of information security related risks. We also have a management level committee and a cybersecurity incident team who support our processes to assess and manage cybersecurity risk as follows:

●	The information security committee, co-chaired by the CISO and our CEO, brings together IT, legal and other function leads. The information security provides a forum for these cross-functional members of management to consider emerging cybersecurity risks; review, approve, and update policies and standards as appropriate; and promote cross-functional collaboration to manage cybersecurity and privacy risks across the enterprise.

●	The cybersecurity incident team includes our CISO, CIO and other members of the IT department, is alerted as appropriate to cybersecurity incidents, natural disasters and business outages and involves executives of the Company, such as the General Counsel and senior management as needed.

Our CISO summarizes the information pertaining to information security committee’s activities as appropriate and reports to the Audit Committee.

At the employee level, we maintain an experienced information technology team who are tasked with implementing our privacy and cybersecurity program and support the CISO in carrying out reporting, security and mitigation functions. We also hold employee trainings on privacy and cybersecurity, records and information management, conduct phishing tests and generally seek to promote awareness of cybersecurity risk through communication and education of our employee population.

PART III

ITEM 17. Financial Statements.

Not applicable.

ITEM 18. Financial Statements.

See pages F-1 through F-52 appended hereto.

ITEM 19. Exhibits.

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Kornit Digital Ltd.(1)
2.1	Specimen ordinary share certificate of Kornit Digital Ltd.(2)
2.2	Description of ordinary shares of Kornit Digital Ltd.#
4.1	Form of Indemnification Agreement(3)
4.2	2012 Share Incentive Plan(4)
4.3	2015 Incentive Compensation Plan(5)
4.4	Kornit Digital Ltd. Compensation Policy(6)
4.5	English summary of the Office and Parking Space Lease Agreement dated as of December 17, 2007, by and between the Registrant and Industrial Building Corporation Ltd. as amended by Addendum, dated 2007, Addendum to Lease Agreement, dated 2007, Addendum to Lease Agreement, dated March 8, 2012, Addendum to Lease Agreement, dated 2012, Addendum to Lease Agreement, dated December 19, 2012, Addendum to Lease Agreement, dated May 20, 2013, Addendum to Lease Agreement, dated January 12, 2014, Addendum to Lease Agreement, dated January 12, 2014, Addendum to Lease Agreement, dated December 27, 2015, Addendum to Lease Agreement, dated December 28, 2015, Addendum to the Lease Agreement dated October 17, 2017, Addendum dated February 21, 2018, Addendum to the Lease Agreement, dated April 23, 2018, Addendum to the Lease Agreement dated December 26, 2018, Addendum to the Lease Agreement, dated January 3, 2019, Addendum to the Lease Agreement dated September 16, 2019, Addendum to the Lease Agreement, dated November 28, 2019, Addendum to the Lease Agreement dated February 9, 2020, Addendum to the Lease Agreement, dated June 28, 2020, Addendum to the Lease Agreement, dated April 13, 2021, Addendum to the Lease Agreement, dated April 13, 2021, Addendum to the Lease Agreement, dated June 21, 2021, Addendum to the Lease Agreement, dated July 27, 2021, Addendum to the Lease Agreement, dated October 10, 2021, Addendum to the Lease Agreement, dated November 14, 2021, Addendum to the Lease Agreement, dated December 28, 2021, Addendum to the Lease Agreement, dated December 28, 2021 and Addendum to the Lease Agreement, dated April 28, 2022. (7)
4.6	English summary of the Lease Agreement, dated March 25, 2010, by and between the Registrant and Benvenisti Engineering Ltd. as amended by Addendum to Lease Agreement, dated November 21, 2011, Addendum to Lease Agreement, dated September 16, 2014, Addendum to the Lease Agreement dated March 16, 2015, an Addendum to the Lease Agreement dated August 31, 2017, an Addendum to the Lease Agreement dated June 24, 2018 an Addendum to the Lease Agreement dated January 11, 2021, an Addendum to Lease Agreement dated March 10, 2021 and an Addendum to Lease Agreement dated September 13, 2021 (8)
4.7	OEM Supply Agreement, dated December 3, 2015, among the Registrant and FujiFilm Dimatix, Inc.†(9)
4.8	Manufacturing Services Agreement, dated May 2015, by and between the Registrant and Flex (formerly known as Flextronics (Israel) Ltd.)†(10)
4.9.1	Master Purchase Agreement, dated January 10, 2017, between the Registrant and Amazon Corporate LLC†(11)
4.9.2	Amendment 1 to Master Purchase Agreement, effective March 1, 2017, between the Registrant and Amazon Corporate LLC*(12)
4.9.3	Amendment 2 to Master Purchase Agreement, effective January 1, 2018, between the Registrant and Amazon Corporate LLC*(13)
4.9.4	Amendment 3 to Master Purchase Agreement, effective June 29, 2018, between the Registrant and Amazon Corporate LLC*(14)
4.9.5	Amendment 4 to Master Purchase Agreement, effective January 1, 2020, between the Registrant and Amazon.com Services LLC* (15)
4.9.6	Amendment 5 to Master Purchase Agreement, effective September 1, 2020, between the Registrant and Amazon.com Services LLC*(16)
4.9.7	Amendment 6 to Master Purchase Agreement, effective February 15, 2021, between the Registrant and Amazon.com Services LLC*(17)
4.10	Transaction Agreement, dated September 14, 2020, between the Registrant and Amazon.com, Inc.(18)

4.11	Warrant to Purchase Ordinary Shares, dated September 14, 2020, issued to Amazon.com NV Investment Holdings LLC(19)
4.12	Lease, dated December 2017, between Kornit Digital North America, Inc. and Bonanno Real Estate Group I, L.P. (20)
4.13	Manufacturing Services Agreement, dated as of February 26, 2019, by and between the Registrant and Sanmina-SCI Israel Medical Systems Ltd.*(21)
8.1	List of subsidiaries of the Registrant #
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002 #
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002 #
13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith #
15.1	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm #
97.1	Policy for the Recovery of Erroneously Awarded Compensation #
101	The following financial information from Kornit Digital Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2023 formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2022 and 2023; (ii) Consolidated Statements of Operations for the years ended December 31, 2021, 2022 and 2023; (iii) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2021, 2022, and 2023; (iv) Statements of Shareholders’ Equity for the years ended December 31, 2021, 2022, and 2023; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2022, and 2023; (v) Notes to Consolidated Financial Statements, tagged as blocks of text; and (vi) Cover Page Interactive Data File. #
104	Inline Cover Page Interactive Data File (included in Exhibit 101).

(1)	Previously furnished to the SEC on August 12, 2021 as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(2)	Previously filed with the SEC on March 10, 2015 as Exhibit 4.1 to Amendment No. 1 to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(3)	Previously filed with the SEC on March 10, 2015 as Exhibit 10.3 to Amendment No. 1 to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(4)	Previously filed with the SEC on February 25, 2015 as Exhibit 10.2 to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.

(5)	Previously filed with the SEC on March 18, 2015 as Exhibit 10.21 to Amendment No. 3 to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(6)	Previously furnished to the SEC on July 2, 2020 as Appendix A to the Registrant’s proxy statement for its 2020 annual general meeting of shareholders, attached as Exhibit 99.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(7)	Previously filed with the SEC on March 25, 2021 as Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(8)	Previously filed with the SEC on March 25, 2021 as Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(9)	Previously filed with the SEC on April 14, 2016 as Exhibit 4.9 to Amendment No. 1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated by reference herein.
(10)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(11)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(12)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.11.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(13)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.11.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(14)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.11.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(15)	Previously filed with the SEC on September 14, 2020 as Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(16)	Previously filed with the SEC on March 25, 2021 as Exhibit 4.10.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(17)	Previously filed with the SEC on March 25, 2021 as Exhibit 4.10.7 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(18)	Previously furnished to the SEC on September 14, 2020 as Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(19)	Previously furnished to the SEC on September 14, 2020 as Exhibit 4.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(20)	Previously filed with the SEC on March 20, 2018 as Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.
(21)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.

#	Filed herewith

†	Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 406 under the Securities Act of 1933 as amended or Rule 24b-2 under the Securities Exchange Act of 1934, as amended, as applicable.

*	Portions of this exhibit have been omitted in accordance with the rules of the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KORNIT DIGITAL LTD.

By:	/s/ Lauri Hanover
Name:	Lauri Hanover
Title:	Chief Financial Officer

Date: March 28, 2024

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kornit Digital Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kornit Digital Ltd. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2024 expressed an unqualified opinion thereon.

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

Inventory Valuation

Description of the Matter

The Company’s inventories totaled $67,712 thousand as of December 31, 2023. As explained in Note 2 to the consolidated financial statements, the Company assesses the value of all inventories, including raw materials, finished goods and spare parts, in each reporting period. Obsolete inventory or inventory in excess of management’s estimated usage requirement is written down to its estimated net realizable value if those amounts are determined to be less than cost.

Auditing management’s estimates for excess and obsolete inventory involved subjective auditor judgment because the estimates are highly judgmental and rely on a number of factors that are affected by market and economic conditions outside the Company’s control. In particular, the obsolete and excess inventory calculations are sensitive to significant assumptions, including demand for the Company’s products and expected Company sales growth.

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

March 28, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kornit Digital Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Kornit Digital Ltd and subsidiaries’ internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Kornit Digital Ltd and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023, and 2022, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated March 28, 2024 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

Tel-Aviv, Israel

March 28, 2024

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2023	2022

ASSETS
Current Assets
Cash and cash equivalents	$39,605	$104,597
Short-term bank deposits	235,600	275,033
Marketable securities	57,292	20,380
Trade receivables, net of allowances of $5,227 and $738, respectively	93,632	67,360
Inventories, net	67,712	89,415
Prepaid expenses and other current assets	28,546	22,054

Total current Assets	522,387	578,839

Non-current Assets
Marketable securities	223,203	245,970
Property, plant and equipment, net	50,905	60,463
Operating lease right-of-use assets	23,782	27,139
Intangible assets, net	7,647	9,890
Goodwill	29,164	29,164
Deposits and other long-term assets	8,209	5,927
Severance pay fund	283	274

Total non-current Assets	343,193	378,827

Total Assets	$865,580	$957,666

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31,
	2023	2022

LIABILITIES
Current Liabilities
Trade payables	$6,936	$14,833
Employee and payroll accruals	12,121	14,255
Deferred revenues and customers’ advances	2,158	5,701
Operating lease liabilities	5,073	4,989
Accrued expenses and other current liabilities	23,814	25,592

Total current Liabilities	50,102	65,370

Non-current liabilities
Accrued severance pay	1,080	1,223
Operating lease liabilities	18,533	21,035
Other non-current liabilities	198	1,216

Total non-current Liabilities	19,811	23,474

Total Liabilities	69,913	88,844

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.01 par value - Authorized: 200,000,000 shares at December 31, 2023 and 2022; Issued: 50,371,684 and 49,953,615 shares at December 31, 2023 and 2022, respectively; Outstanding: 47,719,633 and 49,953,615 shares at December 31, 2023 and 2022, respectively.	134	134
Additional paid-in capital	958,447	921,695
Treasury shares at cost, 2,652,051 ordinary shares at December 31, 2023	(55,770)	-
Accumulated other comprehensive income (loss)	(7,210)	(17,424)
Retained earnings (accumulated deficit)	(99,934)	(35,583)

Total Shareholders’ Equity	795,667	868,822

Total Liabilities and Shareholders’ Equity	$865,580	$957,666

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended December 31,
	2023	2022	2021

Revenues
Products	$161,045	$222,502	$282,637
Services	58,741	49,016	39,369

Total revenues	219,786	271,518	322,006

Cost of revenues
Products	91,516	125,935	132,730
Services	61,313	49,083	37,365

Total cost of revenues	152,829	175,018	170,095

Gross profit	66,957	96,500	151,911

Operating expenses
Research and development, net	50,060	56,026	43,729
Sales and marketing	66,836	71,067	58,752
General and administrative	37,592	39,289	36,637

Total operating expenses	154,488	166,382	139,118

Operating income (loss)	(87,531)	(69,882)	12,793

Financial income, net	24,150	13,382	2,599

Income (loss) before income taxes (tax benefit)	(63,381)	(56,500)	15,392
Taxes on income (tax benefit)	970	22,565	(135)

Net income (loss)	$(64,351)	$(79,065)	$15,527

Basic earnings (losses) per ordinary share	$(1.31)	$(1.59)	$0.33

Diluted earnings (losses) per ordinary share	$(1.31)	$(1.59)	$0.32

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021

Net income (loss)	$(64,351)	$(79,065)	$15,527

Other comprehensive income (loss), net of tax:

Available-for-sale securities:
Changes in unrealized gains (losses), net of tax	8,686	(16,912)	(2,423)
Losses (gains) reclassified into net income (loss), net of tax	134	10	(32)

Net change	8,820	(16,902)	(2,455)

Cash flow hedges:
Changes in unrealized gains (losses), net of tax	(1,480)	(3,450)	415
Losses (gains) reclassified into net income (loss), net of tax	2,874	2,357	(122)

Net change	1,394	(1,093)	293

Total other comprehensive income (loss), net of tax	10,214	(17,995)	(2,162)

Comprehensive income (loss)	$(54,137)	$(97,060)	$13,365

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS’ EQUITY
U.S. dollars in thousands, except share and per share data

	Ordinary shares				Accumulated	Retained
	Number of shares outstanding	Amount	Treasury shares at cost	Additional paid in capital	other comprehensive income (loss)	earnings (accumulated deficit)	Total Shareholders’ equity

Balance at January 1, 2021	45,988,613	$121	-	$488,208	$2,733	$27,955	$519,017

Issuance of ordinary shares in a secondary offering, net of issuance costs in an amount of $739	3,042,845	10	-	341,755	-	-	341,765
Exercise of options and vesting of restricted stock units	588,324	2	-	4,848	-	-	4,850
Share-based compensation	-	-	-	15,133	-	-	15,133
Warrants to customers	-	-	-	25,423	-	-	25,423
Other comprehensive loss	-	-	-	-	(2,162)	-	(2,162)
Net loss	-	-	-	-	-	15,527	15,527

Balance at December 31, 2021	49,619,782	133	-	875,367	571	43,482	919,553

Exercise of options and vesting of restricted stock units	333,833	1	-	829	-	-	830
Share-based compensation	-	-	-	22,999	-	-	22,999
Warrants to customers	-	-	-	22,500	-	-	22,500
Other comprehensive income	-	-	-	-	(17,995)	-	(17,995)
Net income	-	-	-	-	-	(79,065)	(79,065)

Balance at December 31, 2022	49,953,615	134	-	921,695	(17,424)	(35,583)	868,822

Exercise of options and vesting of restricted stock units	418,069	-	-	321	-	-	321
Share-based compensation	-	-	-	22,589	-	-	22,589
Warrants to customers	-	-	-	13,842	-	-	13,842
Purchase of treasury shares	(2,652,051)	-	(55,770)	-			(55,770)
Other comprehensive income	-	-	-	-	10,214	-	10,214
Net loss	-	-	-	-	-	(64,351)	(64,351)

Balance at December 31, 2023	47,719,633	$134	$(55,770)	$958,447	$(7,210)	$(99,934)	$795,667

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net income (loss)	$(64,351)	$(79,065)	$15,527
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	14,700	13,565	7,096
Restructuring and other charges	19,080	708	-
Fair value of warrants deducted from revenues	13,842	22,500	25,423
Share based compensation	22,589	22,649	15,133
Amortization of premium and accretion of discount on marketable securities, net	756	1,820	1,279
Realized loss (gain) on sale of marketable securities	134	10	(32)
Change in operating assets and liabilities:
Trade receivables, net	(19,220)	(15,891)	1,782
Inventories, net	11,028	(29,004)	(14,079)
Deposits and other long-term assets	(2,282)	(4,251)	(110)
Prepaid expenses and other current assets	(6,492)	(8,635)	(4,134)
Deferred taxes	(544)	8,530	(2,064)
Operating lease right-of-use assets and liabilities, net	(179)	(2,918)	211
Trade payables	(6,491)	(26,948)	12,865
Employees and payroll accruals	(1,089)	(7,674)	9,698
Deferred revenues and customers’ advances	(4,990)	(1,426)	(21,668)
Accrued expenses and other current liabilities	(10,547)	6,482	5,648
Accrued severance pay, net	(152)	(237)	309
Other non-current liabilities	(474)	13	760
Loss from sale and disposal of property, plant and equipment	-	425	-

Net cash provided by (used in) operating activities	(34,682)	(99,347)	53,644

Cash flows from investing activities:
Purchase of property, plant and equipment	(7,006)	(18,042)	(14,477)
Acquisition of intangible assets and capitalization of software development costs	-	(308)	(130)
Proceeds from sale of property, plant and equipment	-	71	-
Investment in equity securities	-	(820)	(351)
Cash paid in connection with acquisition, net of cash acquired	-	(14,654)	(14,991)
Proceeds from (investment in) short-term bank deposits, net	39,433	(265,865)	215,636
Proceeds from sale of marketable securities	7,240	1,945	1,000
Proceeds from maturity of marketable securities	20,522	27,898	13,526
Investment in marketable securities	(33,977)	(137,500)	(110,458)

Net cash provided by (used in) investing activities	26,212	(407,275)	89,755

Cash flows from financing activities:
Proceeds from public offering, net of issuance costs	-	-	339,760
Exercise of employee stock options	293	619	4,850
Payment of withholding taxes related to exercise of share-based awards	(1,045)	(951)	(2,235)
Repurchase of ordinary shares	(55,770)	-	-

Net cash provided by (used in) financing activities	(56,522)	(332)	342,375
Increase (decrease) in cash and cash equivalents	(64,992)	(506,954)	485,774
Cash and cash equivalents at the beginning of the period	104,597	611,551	125,777

Cash and cash equivalents at the end of the period	$39,605	$104,597	$611,551

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Supplemental disclosure of cash flow information

Cash paid during the year for income taxes	$1,947	$13,171	$435

Non-cash investing and financing activities:
Purchase of property, plant and equipment	$314	$1,692	$2,461

Inventory transferred to be used as property, plant and equipment	$531	$6,792	$3,572
Property, plant and equipment transferred to be used as inventory	$865	$-	$-
Right-of-use asset recognized with corresponding lease liability	$2,934	$7,585	$5,688

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Kornit Digital Ltd. (the “Company”) was incorporated in 2002 under the laws of the State of Israel. The Company and its subsidiaries develop, design and market digital printing solutions for the global printed textile industry. The Company’s and its subsidiaries’ solutions are based on their proprietary digital textile printing systems, ink and other consumables, associated software and value-added services.

b.	The Company established wholly owned subsidiaries in Israel, the United States, Germany, Hong Kong, the United Kingdom and Japan. The Company’s subsidiaries are engaged primarily in services, sales, and marketing, except for the Israeli subsidiary which is engaged primarily in research and development.

c.	The Company depends on five major suppliers to supply certain components for the production of its products. If one of these suppliers fails to deliver or delays the delivery of the necessary components, the Company will be required to seek alternative sources of supply. A change in these suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company’s results of operations and financial position.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

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

On an ongoing basis, the Company’s management evaluates estimates, including those related to intangible assets and goodwill, tax assets and liabilities, fair values of stock-based awards, inventory provisions, warranty provision, allowance for credit loss and provision for rebates and returns. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable. The results of the assessment form the basis for making judgments about the carrying values of assets and liabilities.

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

The Company did not recognize an allowance for credit losses on marketable securities for the years ended December 31, 2022 and 2021. During 2023 the Company recorded an allowance for credit losses on available-for-sale marketable securities of $93 which was recognized in the Company’s consolidated statements of operations.

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

Cost of inventories is determined as follows:

Raw materials and components - on a first-in, first-out cost basis.

Finished goods - materials, on a first-in, first-out cost basis and other direct manufacturing costs.

Inventory provisions have been provided to cover risks arising from slow-moving items, technological obsolescence and excess inventories according to revenue forecasts.

During the years ended December 31, 2023, 2022 and 2021, the Company recorded inventory provisions and write-offs in a total amount of $22,001, $11,445 and $4,909, respectively.

For the year ended December 31, 2023, a part of inventory write-offs and provisions of $11,009 was recorded as a result of the Company’s restructuring (see Note 2ac).

h.	Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and accumulated impairment losses. Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%
Office furniture and equipment	7 - 20
Computer and peripheral equipment	33
Machinery and equipment	7 - 33
Leasehold improvements	(*)
Building and land	(**)

(*)	Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

(**)	Building and land consist of land and an ink manufacturing plant. In September 2018, the Company purchased the land which includes long-term leasehold rights, with a lease term of 49 years, which may be renewed for an additional 49 years. The manufacturing plant useful life is 25 years.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Leases:

The Company determines if an arrangement is a lease at inception. Contracts containing a lease are further evaluated for classification as an operating or finance lease. In determining the lease’s classification the Company assesses among other criteria: (i) if 75% or more of the remaining economic life of the underlying asset is a major part of the remaining economic life of that underlying asset; and (ii) if 90% or more of the fair value of the underlying asset comprises substantially all of the fair value of the underlying asset. Operating leases are included in operating lease right-of-use (“ROU”) assets, current operating lease liabilities and non-current operating lease liabilities in the Company’s consolidated balance sheets. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. For leases with terms greater than 12 months, the Company records the ROU asset and liability at the commencement date based on the present value of lease payments according to their term. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.

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

The Company operates in one operating segment and this segment comprises the Company’s sole reporting unit. ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If an entity elects not to use this option, or if an entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the entity prepares a quantitative analysis to determine whether the carrying value of a reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, the entity recognizes an impairment of goodwill for the amount of this excess.

During the years ended December 31, 2023, 2022 and 2021, no impairment of goodwill was recorded.

l.	Intangible assets:

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

During the years ended December 31, 2022, and 2021, no impairment of long-lived assets and finite-lived intangible assets was recorded. For the year ended December 31, 2023, an impairment loss of $1,118, related to operating lease right-of-use assets was recorded as a result of the Company’s restructuring (see Note 2ac).

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

The Company maintains a provision for returns which is estimated, primarily based on historical experience as well as management judgment, and is recorded as a reduction of revenue. Such provision amounted to $1,166 and $1,084 as of December 31, 2023 and 2022, respectively, and is included under accrued expenses and other current liabilities in the consolidated balance sheets.

Contract liabilities include amounts received from customers for which revenue has not yet been recognized. Contract liabilities amounted to $2,218 and $5,941 as of December 31, 2023 and 2022, respectively, and are presented under deferred revenues and customers advances and other non-current liabilities. During the year ended December 31, 2023, the Company recognized revenues in amount of $5,701, which have been included in the contract liabilities balance on January 1, 2023.

In cases where the Company’s customers trade-in old systems as part of a sale of new systems, the fair value of the old systems is recorded as inventory, provided that such value can be recoverable.

Revenue disaggregated by revenue source consists of the following:

	Year Ended December 31,
	2023	2022	2021

Systems	$48,998	$119,073	$181,445
Ink and consumables	112,047	103,429	101,192
Service - spare parts	36,855	28,619	21,936
Service contracts and software subscriptions	21,886	20,397	17,433
Total revenue	$219,786	$271,518	$322,006

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table presents revenue disaggregated by geography based on customer location:

	Year Ended December 31,
	2023	2022	2021

U.S.	$123,550	$138,515	$211,294
EMEA	60,706	93,243	78,686
Asia Pacific	22,006	24,396	23,341
Other	13,524	15,364	8,685
Total revenue	$219,786	$271,518	$322,006

Sales to the Company’s independent distributors accounted for approximately 13%, 19% and 13% of 2023, 2022 and 2021 revenues, respectively.

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

The following table represents the remaining performance obligations as of December 31, 2023, which are expected to be satisfied and recognized in future periods:

	2024	2025	2026 and thereafter

Service contracts and software subscriptions	$2,885	$97	$18

The Company has elected to apply the practical expedient for financing component for transactions in which the difference between the payment date and the revenue recognition timing is up to 12 months. Payment terms between the Company and its payors are typically up to twelve months, and vary by the type of payer, country of sale and the products or services offered.

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

The following are the changes in the liability for product warranty from January 1, 2022 to December 31, 2023:

Balance at January 1, 2022	$4,612

Additions and adjustments to cost of revenues	2,946
Reduction for payments and costs to satisfy claims	(5,640)
Balance at December 31, 2022	$1,918

Additions and adjustments to cost of revenues	2,492
Reduction for payments and costs to satisfy claims	(3,087)
Balance at December 31, 2023	$1,323

r.	Research and development expenses, net:

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

Deferred implementation costs incurred in CCA that is a service contract amounted to $7,424 as of December 31, 2023.

Amortization of the implementation costs incurred in a CCA that is a service contract that commenced on January 1, 2023 amounted to $848.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC No. 718, “Compensation – Stock Compensation” (“ASC No. 718”) that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the award is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations.

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock options awards with the following assumptions for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021

Suboptimal exercise multiple	2.8	2.8	2.5
Risk free interest rate	4.26%-4.30%	3.02%-4.09%	0.09%-1.36%
Volatility	57.75%-60.75%	58.67%-69.13%	42.57%-58.49%
Dividend yield	0%	0%	0%

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

The fair value of each restricted stock unit (“RSU”) including performance based RSUs (“PSU”) is the market value of a single ordinary share of the Company, as determined based on the closing price of the Company’s ordinary shares on the date immediately prior to the day of grant.

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

The Company follows ASC No. 815, “Derivatives and Hedging” which requires companies to recognize all of their derivative instruments as either assets or liabilities in the balance sheets at fair value. Accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. Due to the Company’s global operations, it is exposed to foreign currency exchange rate fluctuations in the normal course of its business.

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

1.	Derivative instruments notional amounts:

The following table summarizes the notional amounts for hedged items:

	December 31,
	2023	2022

Designated cash flow hedges	$12,284	$38,465
Non-designated hedges	-	491
	$12,284	$38,956

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Derivative instrument outstanding:

As of December 31, 2023 and 2022, the fair value of the Company’s outstanding forward and option contracts amounted to $595 and $1,000 which are included within “Prepaid expenses and other current assets” and “accrued expenses and other current liabilities”, respectively, on the balance sheets.

3.	Derivative instrument gains and losses

The following table sets forth the expense (income) from derivatives instruments included in the consolidated statements of operations and reclassified from other comprehensive income:

	Year ended December 31,
	2023	2022	2021

Cost of revenues	$814	$674	$(33)
Research and development	1,144	1,029	(48)
Sales and marketing	368	365	(21)
General and administrative	548	481	(31)

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

x.	Concentrations of credit risks:

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

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located in the United States, Europe, Asia Pacific and Latin America. The Company performs ongoing credit evaluations of its customers. In certain circumstances, the Company may require letters of credit from its customers, other collaterals or additional guarantees. The allowance for credit loss is based on the Company’s assessment of historical collection experience, customer creditworthiness, and current and future economic and market conditions. The Company regularly reviews the adequacy of the allowance for credit loss based on a combination of factors, including an assessment of the current customer’s aging balance, the nature and size of the customer and the financial status of the customer. Accounts receivable deemed uncollectable are charged against the allowance for credit loss when identified. Doubtful debt expense is included in Sales and Marketing in the Consolidated Statements of Income (Loss). The allowance for credit loss as of December 31, 2023 and 2022, amounted to $5,227 and $738, respectively.

The change in 2023 current period provision allowance for credit loss amounted to $5,152, which was offset by a write-off amount of $663.

y.	Transfers of financial assets:

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

For the year ended December 31, 2023, and 2022, the Company sold trade receivables to financial institutions in a total net amount of $2,262 and $616, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860. During the year ended December 31, 2023, and 2022, the Company recorded an aggregate amount of $356 and $41, respectively, as financial expenses related to its factoring arrangements.

z.	Severance pay:

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

With regards to employees in Israel that are not subject to Section 14, the Company’s liability for severance pay is calculated pursuant to the Severance Pay Law, based on the most recent salary of the relevant employees multiplied by the number of years of employment as of the balance sheet date. These employees are entitled to one-month’s salary for each year of employment or a portion thereof. The Company’s liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and an accrual. The value of these deposits is recorded as an asset on the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Severance Pay Law or labor agreements.

Severance expenses for the years ended December 31, 2023, 2022 and 2021 were $3,144, $3,554 and $2,895, respectively.

aa.	Fair value of financial instruments:

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

ab.	Basic and diluted earnings (losses) per share:

Basic earnings No. 260, “Earnings Per Share” is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with the relevant ASC.

For the years ended December 31, 2023 and 2022, all outstanding options and RSU’s of 2,306,577 and 1,718,661, respectively, have been excluded from the calculation of the diluted earnings per share since their effect was anti-dilutive.

The total number of shares related to the outstanding options and RSU’s excluded from the calculation of diluted earnings (losses) per share due to their anti-dilutive effect was 5,005 for the year ended December 31, 2021.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ac.	Restructuring:

During 2023, the Company decided upon a cost savings initiative which resulted in a $19,375 restructuring charge. Included in this restructuring is a workforce reduction, a consolidation of facilities and a phasing out of legacy platforms.

During 2022, the Company announced a workforce reduction of approximately 10%. As a result, the Company recorded severance and other personnel related expenses for the impacted employees, in addition to other related expenses. The Company substantially completed these actions by the end of 2022.

A summary of the restructuring charges for the year ended December 31, 2023 and 2022 by major activity type is as follows:

	December 31, 2023
	Employee termination costs	Write-off	Others	Total

Cost of product revenues	$147	$5,510	$-	$5,657
Cost of service revenues	433	5,499	-	5,932
Research and development	283	598	-	881
Sales and marketing	719	-	2,211	2,930
General and administrative	597	3,378	-	3,975
	$2,179	$14,985	$2,211	$19,375

	December 31, 2022
	Employee termination costs	Others	Total

Cost of product revenues	$347	$342	$689
Cost of service revenues	12	-	12
Research and development	201	-	201
Sales and marketing	675	-	675
General and administrative	74	42	116
	$1,309	$384	$1,693

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the year ended December 31, 2023, the Company recorded $11,009 of inventory write-off in cost of revenues as a result.

The liabilities related to the restructuring plan as of December 31, 2023 and 2022 amounted to $4,558 and $708 respectively. The liabilities related to the restructuring plan as of December 31, 2022 were paid in full in 2023.

ad.	New accounting pronouncement, not yet adopted

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

ae.	Certain comparative figures have been reclassified to conform to the current year presentation.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	TESOMA GMBH ACQUISITION

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

Acquisition related costs are expensed to the statement of operations in the period incurred.

The following table summarizes the purchase price allocation of Tesoma acquisition:

	Fair value	Amortization period (years)
Tangible assets (liabilities):
Cash	$789
Accounts receivable and other receivables	1,672
Inventory	3,991
Property and equipment	6,194
Other assets	343
Advances from customers	(1,726)
Trade payables	(466)
Provisions and other liabilities	(717)
Deferred tax liabilities, net	(855)
Net assets	9,225

Intangible assets:
Customer Relationship	1,213	5.8
Technology	856	2.4
Backlog	432	0.5
Goodwill	3,717	Infinite
Total purchase price	$15,443

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	TESOMA GMBH ACQUISITION (Cont.)

Goodwill is primarily attributable to expected synergies arising from technology integration and expanded product availability to the Company’s existing and new customers. Goodwill is not deductible for income tax purposes.

Pro-forma results of operations related to this acquisition have not been prepared because they are not material to the Company’s consolidated statements of operations.

NOTE 4:-	MARKETABLE SECURITIES

The following is a summary of marketable securities held as of December 31, 2023 and 2022:

	December 31, 2023
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Matures within one year:
Corporate debentures	$58,319	$4	$(1,031)	$57,292
Government debentures	-	-	-	-

	58,319	4	(1,031)	57,292
Matures after one through four years:
Corporate debentures	222,766	179	(7,565)	215,380
Government debentures	8,109	-	(286)	7,823

	230,875	179	(7,851)	223,203

Total	$289,194	$183	$(8,882)	$280,495

	December 31, 2022
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Matures within one year:
Corporate debentures	$13,394	$-	$(176)	$13,218
Government debentures	7,356	-	(194)	7,162

	20,750	-	(370)	20,380
Matures after one through four years:
Corporate debentures	254,909	12	(16,573)	238,348
Government debentures	8,115	-	(493)	7,622

	263,024	12	(17,066)	245,970

Total	$283,774	$12	$(17,436)	$266,350

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values, were as follows as of December 31, 2023 and 2022:

	December 31, 2023
	Less than 12 months		More than 12 months		Total
	Fair Value	Unrealized Losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$13,456	$(73)	$226,925	$(8,523)	$240,381	$(8,596)
Government debentures	-	-	7,823	(286)	7,823	(286)

Total	$13,456	$(73)	$234,748	$(8,809)	$248,204	$(8,882)

	December 31, 2022
	Less than 12 months		More than 12 months		Total
	Fair value	Unrealized Losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$143,402	$(7,666)	$103,890	$(9,083)	$247,292	$(16,749)
Government debentures	6,735	(317)	8,048	(370)	14,783	(687)

Total	$150,137	$(7,983)	$111,938	$(9,453)	$262,075	$(17,436)

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	FAIR VALUE MEASUREMENTS

The table below sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2023 and 2022 by level within the fair value hierarchy.

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$39,605	-	-	$39,605
Short-term bank deposits	235,600	-	-	235,600
Marketable securities	-	$280,495	-	280,495
Foreign currency derivative contracts	-	595		595

Total financial assets	$275,205	$281,090	$-	$556,295

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$104,597	$-	$-	$104,597
Short-term bank deposits	275,033	-	-	275,033
Marketable securities	-	266,350	-	266,350

Total financial assets	$379,630	$266,350	$-	$645,980
Liabilities:
Foreign currency derivative contracts	-	$(1,000)	-	$(1,000)

NOTE 6:-	INVENTORIES, NET

	December 31,
	2023	2022

Raw materials and components	$28,331	$47,737
Finished goods (*)	39,381	41,678

	$67,712	$89,415

(*)	Includes amounts of $367 and $405 as of December 31, 2023 and 2022, respectively, with respect to inventory delivered to customers for which revenue was not yet recognized.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2023	2022
Cost:

Computer and peripheral equipment	$10,706	$10,629
Office furniture and equipment	6,200	4,988
Machinery and equipment	37,614	37,702
Leasehold improvements	24,946	21,373
Building and land	20,091	19,947

	99,557	94,639

Accumulated depreciation	(48,652)	(34,176)

Property, plant and equipment, net	$50,905	$60,463

Depreciation expenses for the years ended December 31, 2023, 2022 and 2021 were $14,852 , $10,583, and $5,252, respectively.

For the year ended December 31, 2023, depreciation expenses of $2,395 were recorded as a result of the Company’s restructuring (see Note 2ac).

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	INTANGIBLE ASSETS, NET

a.	Intangible assets are comprised of the following:

	December 31,		Weighted average remaining term
	2023	2022
Original amount:
Acquired technology	$10,534	$10,534	3.4
License	1,000	1,000	0.6
Customer relationships	4,717	4,717	0.5
Non-competition agreement	974	974	-
Software development costs	1,320	1,320	-
Distribution rights	688	688	0.2

	19,233	19,233
Accumulated amortization:
Acquired technology	4,856	3,276
License	282	165
Customer relationships	3,816	3,534
Non-competition agreement	974	833
Software development costs	1,320	1,285
Distribution rights	338	250

	11,586	9,343

Intangible assets, net	$7,647	$9,890

Amortization expenses for the years ended December 31, 2023, 2022 and 2021 were $2,243, $2,982 and $1,850, respectively.

b.	Amortization expenses for future periods are as shown below:

Years ending December 31,	Amount

2024	$1,923
2025	1,539
2026	1,538
2027	1,537
2028	1,110
$7,647

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:-	ACCRUED EXPENSES AND CURRENT LIABILITIES

	December 31,
	2023	2022

Accrued expenses	$17,738	$17,993
Government authorities	3,646	4,984
Warranty provision	1,264	1,531
Provision for returns	1,166	1,084
	$23,814	$25,592

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Purchase commitments:

As of December 31, 2023, the Company had $47,229 of purchase commitments for goods and services from vendors. These commitments are due primarily within one year.

b.	Litigation:

1.	During February 2023, two securities class action complaints were filed by certain shareholders of the Company in U.S. federal court in New Jersey against the Company, certain of the Company’s current and former officers and directors, the underwriters of the November 19, 2021 follow-on public offering and Amazon (which sold shares in that public offering), as defendants. The complaints assert claims under certain sections of the Exchange Act and seeks unspecified damages.

On August 30, 2023, the U.S. federal court in New Jersey granted an unopposed motion to consolidate the two actions, to appoint certain plaintiffs as lead plaintiffs, and to appoint a lead counsel.

On October 27, 2023, the lead plaintiffs filed a consolidated complaint, alleging that, between February 2021 and July 2022, the Company made misrepresentations and omissions in its public statements and disclosures in violation of the Exchange Act and Rule 10b-5 promulgated thereunder.

On December 21, 2023, the defendants moved to dismiss the consolidated complaint. The lead plaintiffs filed an opposition to Defendants’ motion to dismiss on February 16, 2024. Pursuant to a schedule stipulated between the parties and ordered by the Court, Defendants will file their reply in further support of their motion to dismiss no later than April 1, 2024.

The Company believes these lawsuits are without merit and has been defending against these cases vigorously. As of the date hereof, the Company is unable to estimate a range of loss, if any, that could result were there to be adverse final decisions in these cases, and estimated liabilities have not been recorded in the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.	From time to time, the Company is party to various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

c.	Guarantees:

As of December 31, 2023, the Company provided eight bank guarantees in a total amount of $848 primarily for its rented facilities.

NOTE 11:-	SHAREHOLDERS’ EQUITY

a.	Company’s shares:

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

Treasury shares:

On August 10, 2022, the Company’s Board of Directors approved a share repurchase program to repurchase up to $75,000 of its ordinary shares, subject to Israeli court approval and in accordance with required regulation (the “Share Repurchase Program”).

During the year ended December 31, 2023, pursuant to the Share Repurchase Program, the Company repurchased, an aggregate of 2,652,051 ordinary shares in open market transactions, at a total cost of $55,770.

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

Under the Company equity incentive plans, beginning in 2017, the Company grants RSUs, including PSUs. The RSUs generally vest over a period of four years of employment and PSUs vest also based on the Company’s share performance. RSUs that are cancelled or forfeited become available for future grants.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS’ EQUITY (Cont.)

During December 2022, the Company’s board of directors approved a decrease of 1,065,982 as to the number of ordinary shares reserved for issuance under the Company’s equity incentive plans. As of December 31, 2023, an aggregate of 2,561,000 ordinary shares were available for future grants under those plans.

c.	A summary of the Company’s share option activity and related information is as follows:

	Number of shares upon exercise	Weighted average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	668,322	$52.66	6.68	$2,310
Granted	48,525	23.00	-	-
Exercised	(29,108)	15.07	-	163
Forfeited	(56,064)	83.77	-	-

Outstanding at end of year	631,675	$49.32	5.83	$1,039

Exercisable at end of year	432,794	$38.99	4.57	$1,039

As of December 31, 2023, the Company had $6,616 of unrecognized compensation expense related to non-vested share options expected to be recognized over a weighted average period of 2.25 years.

The weighted average fair value of options granted during the years ended December 31, 2023, 2022 and 2021 was $12.88, $47.06 and $64.93 per share, respectively. The total intrinsic value of options exercised during the years ended December 31, 2023, 2022 and 2021 was $163, $1,086 and $27,181, respectively.

d.	A summary of the Company’s RSU activity is as follows:

Number of RSUs

Unvested at beginning of year	1,050,339
Granted	1,273,229
Vested	(388,961)
Forfeited	(259,705)
Unvested at the end of the year	1,674,902

The weighted average fair value at grant date of RSU’s granted for the years ended December 31, 2023, 2022 and 2021 was $20.11, $43.65 and $115.65, respectively. The total fair value of RSUs vested during the year ended December 31, 2023, was $8,260.

The weighted average fair value of RSUs vested during the years ended December 31, 2023, 2022 and 2021 was $52.27, $57.98 and $31.63, respectively.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS’ EQUITY (Cont.)

The weighted average fair value of RSUs forfeited during the years ended December 31, 2023, 2022 and 2021 was $33.19, $68.19 and $43.84, respectively.

As of December 31, 2023, the Company had $40,513 of unrecognized compensation expenses related to RSUs, expected to be recognized over a weighted average period of 2.59 years.

As of December 31, 2023, an aggregate of 201,472 PSUs were included in the Unvested RSUs amount.

e.	The following table sets forth the total share-based compensation expense included in the consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
	2023	2022	2021

Cost of products	$2,356	$2,185	$1,355
Cost of services	1,758	1,676	1,105
Research and development, net	5,759	5,312	2,685
Sales and marketing	6,689	7,361	5,004
General and administrative	6,027	6,115	4,984

Total share-based compensation expenses	$22,589	$22,649	$15,133

f.	On January 10, 2017, the Company signed a master purchase agreement with Amazon Inc. (the “Agreement”) under which warrants to purchase ordinary shares of the Company were issued to Amazon as a customer incentive, subject to vesting as a function of payments for purchased products and services. As of December 31, 2023, all of the warrants under that original Agreement had been exercised.

On September 14, 2020, the Company signed an amendment to the master purchase agreement (the “Amended Agreement”) with Amazon Inc. under which an additional 3,401,028 warrants to purchase ordinary shares of the Company at an exercise price of $59.26 were issued to Amazon. The warrants are subject to vesting as a function of payments for purchased products and services of up to $400 million over a five-year period beginning in January 2021, with the shares vesting incrementally each time Amazon makes a payment totaling $5 million to the Company. As of December 31, 2023, 1,787,953 warrants were exercisable under the Amended Agreement.

The fair value of the warrants was measured on the grant date using the Monte Carlo simulation with assumptions of a risk-free rate of 0.4%, volatility rate of 52%, dividend yield of 0% and an expected term of 5.32 years.

The Company recognized a reduction to revenues of $13,842, $22,500 and $25,423 during the years ended December 31, 2023, 2022 and 2021, respectively, in respect of the warrants granted to Amazon.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted earnings (losses) per share:

	Year Ended December 31,
	2023	2022	2021
Numerator for basic and diluted earnings (losses) per share:

Net income (loss)	$(64,351)	$(79,065)	$15,527

Weighted average ordinary shares outstanding:

Denominator for basic earnings (losses) per share	49,160,266	49,791,659	47,079,358
Effect of dilutive securities:
Employee share options, RSUs, PSUs and Warrants	-	-	1,520,737

Denominator for diluted earnings (losses) per share	49,160,266	49,791,659	48,600,095

Basic earnings (losses) per share	$(1.31)	$(1.59)	$0.33

Diluted earnings (losses) per share	$(1.31)	$(1.59)	$0.32

NOTE 13:-	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss), net of taxes, for the year ended December 31, 2023:

	Unrealized Gains (losses) on marketable securities	Unrealized Gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total

Beginning balance	$(17,424)	$(800)	$800	$(17,424)
Other comprehensive income before reclassifications	8,686	(1,480)	-	7,206
Amounts reclassified from accumulated other comprehensive income	134	2,874	-	3,008

Net current period other comprehensive income	8,820	1,394	-	10,214

Ending Balance	$(8,604)	$594	$800	$(7,210)

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	LEASES

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

The components of lease expenses for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year ended December 31,
	2023	2022	2021

Operating lease	$5,566	$6,126	$5,085
Short-term lease	80	297	264

Total lease expense	$5,646	$6,423	$5,349

Cash paid for amounts included in the measurement of operating lease liabilities was $5,742, $6,282 and $5,490 during the years ended December 31, 2023, 2022 and 2021, respectively.

The Company’s operating lease agreements have remaining lease terms ranging from one to five years. Some of these agreements include allowances, such as the Company’s option to extend the leases for additional terms of up to five years.

As of December 31, 2023 and 2022, the weighted average remaining lease term is approximately 7.8 and 6.9 years, respectively, and the weighted average discount rate is 3.4 and 2.6 percent, respectively. The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Maturities of operating lease liabilities as of December 31, 2023 were as follows:

2024	$5,209
2025	4,660
2026	3,080
2027	2,844
2028	2,646
Thereafter	8,964

Total operating lease payments	$27,403

Less - imputed interest	(3,797)

Present value of future lease payments	$23,606

For the year ended December 31, 2023, impairment loss of $1,118 was recorded as result of the Company’s restructuring (see Note 2ac).

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

During November 2022, the Company applied the Temporary Order to its exempt profits accrued prior to 2022 by the Company and its Israeli subsidiary. Consequently, the Company paid $11,485 corporate tax on exempt income of $133,751.

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2023 was $25,020. If these undistributed earnings are distributed, they would be taxed at the corporate tax rate applicable to such income, and $3,741 of additional taxes would be incurred as of December 31, 2023.

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

As of December 31, 2023, the Company and its Israeli subsidiary have carryforward tax losses of approximately $139,117.

As of December 31, 2023, Custom Gateway Ltd has carryforward tax losses of approximately $8,198.

As of December 31, 2023, Kornit Digital UK Ltd has carryforward tax losses of approximately $929.

As of December 31, 2023, Tesoma GmbH has carryforward tax losses of approximately $5,507.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s and its subsidiaries’ deferred tax liabilities and assets are as follows:

	December 31,
	2023	2022

Deferred tax assets:
Carryforward tax losses	$13,733	$9,494
Share-based compensation expenses	2,697	1,853
Research and development carryforward expenses	3,329	3,605
Allowance and other reserves	7,812	6,672
Operating lease liabilities	3,340	2,622

Total gross deferred tax assets	30,911	24,246

Less, Valuation Allowance	(26,326)	(19,735)

Total deferred tax assets	4,585	4,511

Deferred tax liabilities:
Operating lease ROU assets	(3,184)	(2,690)
Intangible assets	(1,253)	(1,539)
Others	(148)	(826)

Total gross deferred tax liabilities	(4,585)	(5,055)

Net deferred tax assets (liabilities)	$-	$(544)

In assessing the ability to realize deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the available evidence, management believes that it is more likely than not that its deferred tax assets will not be realized and accordingly, a valuation allowance has been provided.

Income (loss) before income taxes is comprised as follows:

	Year Ended December 31,
	2023	2022	2021

Domestic	$(62,734)	$(58,085)	$10,334
Foreign	(647)	1,585	5,058

Income (loss) before income taxes	$(63,381)	$(56,500)	$15,392

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME (Cont.)

h.	Taxes on income (tax benefits) are comprised as follows:

	Year Ended December 31,
	2023	2022	2021

Current taxes	$1,463	$12,619	$(550)
Deferred taxes	(493)	9,946	415

	$970	$22,565	$(135)

Domestic	$(16)	$20,400	$322
Foreign	986	2,165	(457)

	$970	$22,565	$(135)

	Year Ended December 31,
	2023	2022	2021
Domestic taxes:

Current taxes	$174	$11,119	$(1,171)
Deferred taxes	(190)	9,281	1,493

	(16)	20,400	322

Foreign taxes:

Current taxes	1,289	1,500	621
Deferred taxes	(303)	665	(1,078)

	986	2,165	(457)

Taxes on income	$970	$22,565	$(135)

i.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	December 31,
	2023	2022

Beginning of year	$394	$1,034
Additions related to tax positions taken during current year	174	312
Reduction related to settlements of tax matters	-	-
Reductions for tax positions of prior years	-	(952)

Balance at December 31(*)	$568	$394

(*)	As of December 31, 2023, and 2022, unrecognized tax benefits in an amount of $256 and $130, respectively, were presented as a reduction from deferred taxes.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME (Cont.)

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

j.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year Ended December 31,
	2023	2022	2021

Income (loss) before taxes, as reported in the consolidated statements of operations	$(63,381)	$(56,500)	$15,392

Theoretical tax expense (benefit) at the Israeli statutory tax rate	(14,578)	(12,995)	3,540
Beneficiary enterprise expenses (benefit)	9,724	9,003	(560)
Tax adjustment in respect of different tax rate of foreign subsidiaries	225	639	309
Non-deductible expenses and other permanent differences	143	(289)	(1,808)
Share based compensation	1,004	541	355
Increase (decrease) in other uncertain tax positions, net	174	(639)	(2,037)
Taxes related to prior years (see also note 15b)	(61)	11,471	-
Losses and timing differences for which valuation allowance was provided	4,819	15,727	-
Others	(480)	(893)	66

Actual tax expense (benefit)	$970	$22,565	$(135)

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:-	GEOGRAPHIC INFORMATION

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

The following table presents long-lived assets by geographic region as of December 31, 2023 and 2022:

	December 31,
	2023	2022

U.S.	$2,560	$6,202
Israel	58,488	70,722
EMEA	9,449	9,720
Asia Pacific	359	958
	$74,687	$87,602

Major customers’ data as a percentage of total revenues:

The following table sets forth the customers that accounted for 10% or more of the Company’s total revenues in each of the years set forth below:

	Year Ended December 31,
	2023	2022	2021

Customer A	20%	27%	27%
Customer B	7%	2%	12%

Major customers’ data as a percentage of Trade receivables:

The following table sets forth the customers that accounted for 10% or more of the Company’s Trade receivables in each of the years set forth below:

	December 31,
	2023	2022

Customer A	16%	-
Customer B	13%	-
Customer C	-	12%

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 17:-	FINANCIAL INCOME, NET

Financial income, net:

	Year Ended December 31,
	2023	2022	2021
Financial income:

Interest on bank deposits and other interest income	$20,246	$6,586	$2,129
Exchange rate differences, net	-	2,426	-
Realized gain on sale of marketable securities, net	-	-	32
Interest on marketable securities	7,343	6,465	3,243

	27,589	15,477	5,404
Financial expenses:

Bank charges	(236)	(265)	(286)
Exchange rate differences, net	(2,315)	-	(1,240)
Realized loss on sale of marketable securities, net	(134)	(10)	-
Amortization of premium and accretion of discount on marketable securities, net	(754)	(1,820)	(1,279)

	(3,439)	(2,095)	(2,805)

Total financial income, net:	$24,150	$13,382	$2,599

NOTE 18:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

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

The Company maintains a business relationship with Accord Insurance Agency Ltd., or Accord, a company which is an insurance agency that is owned in part and controlled by the Chairman of the Company’s Board. During the years ended December 31, 2023, 2022 and 2021, the total fees paid to Accord under the policies amounted to $435, $520 and $423, respectively.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

2.	Priority Software Ltd. (“Priority”)

Priority is the Company’s ERP solution provider, which is owned, in part by a few of the Company’s Board members. During the years ended December 31, 2023, 2022 and 2021 maintenance fees and additional licenses acquired amounted to $0, $34 and $221, respectively. As of December 31, 2023 and 2022, the Company had trade payables balances due to this related party in the amount of $0.

3.	Tritone Technologies Ltd. (“Tritone”)

On September 13, 2020, the Company entered into a sublease agreement with Tritone Technologies Ltd., whose CEO is Mr. Ofer Ben Zur, a director of the Company, and one of whose shareholders is an equity fund controlled by the Chairman of the Board, for the sublease of 192 square meters in Rosh Ha’Ayin. The term of the related lease was extended until January 30, 2023. The rent under the sublease is $2 per month, in addition to the rent for the related lease that is covered by the sublessee. The sublease agreement is carried out on a “back-to-back” basis, as the Company pays over the rent that it receives directly to its landlord. As of December 31, 2023, and 2022, the Company had trade receivables balances due from this related party in the amounts of $0 and $9, respectively.

- - - - - - - - - - - - - - - - - - - -