Form 20-F
period 2024-12-31
Kornit Digital Ltd.
filed 2025-03-27
CIK 1625791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

46,051,461 ordinary shares, par value NIS 0.01 per share (which excludes 4,984,877 Treasury shares), as of December 31, 2024

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we expect, project, believe, anticipate, intend or project will or may occur in the future. The statements that we make regarding the following matters are forward-looking by their nature:

●	our plans to develop, introduce and sell new or improved products and product enhancements, including specifically our Apollo, Atlas Max Plus, Atlas Max Poly, Presto Max, Smart curing systems, Rapid Size Shifter pallets and KornitX;

●	our expectations regarding our future gross margins and operating expenses;

●	our expectations regarding our growth and overall profitability;

●	our expectations concerning sales to, and revenues to be generated from, significant customers, including Amazon;

●	our expectations regarding challenging global macro-economic conditions, such as changes in consumer demand, relatively high interest rates and any inflationary conditions, which could adversely impact the budgets of our customers and potential customers for capital expenditures and, consequently, our revenues, profitability and cash flows;

●	our expectations regarding the impact of variability on our future revenues;

●	our expectations regarding drivers of our future growth, including anticipated sales growth, penetration of new product markets, and expansion of our customer base;

●	our expectations relating to new business models;

●	our plans regarding our distribution strategy for our products;

●	our goals with respect to the environmental impact of our operations and products;

●	our expectations concerning competition;

●	our expectations regarding the success of our new systems and other products;

●	the expected impact of new accounting pronouncements on our results of operations;

●	the impact of government laws and regulations;

●	our expectations regarding our anticipated cash requirements for the next 12 months;

ii

●	our plans to expand our international operations;

●	our plans to file and procure additional patents relating to our intellectual property rights and the adequate protection of these rights;

●	our expectations as to whether our operations will remain resistant to potential adverse effects of Israel’s war and military conflicts against the terrorist organizations Hamas and Hezbollah, and, intermittently, Iran and the Houthi terrorist organization in Yemen;

●	our expectations regarding the effects of changes to our organization and our operating model; and

●	our plans to pursue strategic acquisitions or invest in complementary companies, products or technologies and our expectations as to the success of those acquisitions and investments.

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

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance, and events and circumstances reflected in the forward-looking statements will be achieved or will occur.

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

Summary of Risks Related to Our Business and Our Industry

●	Our success is dependent on adoption of digital textile printing in place of existing methods of printing.

●	We are dependent on our ability to timely introduce new products that are accepted by the market and increase our market share.

●	We face increased competition from a wide variety of market participants.

●	Our significant reliance on a small number of significant customers, including Amazon.

●	The adverse impact of unfavorable macro-economic conditions, such as relatively high interest rates and any lingering inflationary conditions, on the budgets for capital expenditures of our customers and potential customers, which may continue to have material adverse consequences for our revenues, financial position, and cash flows.

●	Our significant reliance on suppliers, including single-source suppliers, and our reliance on third-party manufacturers.

●	Overcapacity in the global printed fashion and textile industries has caused and may continue to cause our customers to underutilize existing printing systems that they have purchased from us and to reduce their orders for new systems. That could similarly cause us to underutilize our new ink manufacturing facility.

●

Our expected reliance, for a significant portion of our future long-term revenues, on our All-Inclusive Click (AIC™) model, under which we retain ownership of our systems, while our customers operate the systems and are charged a fixed fee per impression, has certain accompanying risks.

●	Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

●	New and reciprocal import tariffs imposed by the United States and other countries could increase the prices we pay for raw materials and adversely impact demand for our products in countries in which our affected customers operate.

●	The scrutiny that may be applied to sustainability practices of companies such as ours.

●	Our expanding international operations are accompanied by costs, operational risks and required regulatory compliance in many jurisdictions.

●	We may not be able to successfully acquire and integrate other companies and technologies, necessary for our growth, and to finance such acquisitions.

●	We may be subject to significant tax liabilities as a result of audits of our tax returns.

Summary of Risks Related to Intellectual Property

●	We may be unable to protect our patents and trademarks from infringement, and avoid infringing the intellectual property rights of others.

Summary of Risks Related to Our Ordinary Shares

●	Volatility of our share price.

●	Increased costs as a public company as a result of new compliance initiatives.

Summary of Risks Related to Our Operations in Israel

●	Israeli government tax benefits we receive may be terminated if we cease to qualify for them.

●	Israel’s war against the terrorist organizations Hamas and Hezbollah and, intermittently, Iran and the Houthi terrorist organization in Yemen, may adversely affect our operations.

●	Terms of our Israeli research and development grants restrict our ability to transfer manufacturing operations or technology outside of Israel.

Risks Related to Our Business and Our Industry

If the market’s rate of adoption of digital textile printing does not develop as we anticipate, our sales may not grow as expected and our share price could decline.

The global printed textile industry remains dominated by analog printing processes, the most common of which are screen printing and carousel printing. The development of the digital textile printing market has been slower than we anticipated. If the global printed textile market does not more broadly accept digital printing as an alternative to analog printing, our revenues may be adversely affected and our share price could suffer. Widespread adoption of digital textile printing depends on, among other things, the willingness and ability of businesses in the printed textile industry to replace their existing analog printing systems with digital printing systems. These businesses may decide that digital printing processes are less reliable, less cost-effective, of lower quality, or otherwise less suitable for their commercial needs than analog printing processes. For example, screen printing currently tends to be faster and less expensive than digital printing on a cost per print basis for larger production runs. Even if businesses are persuaded as to the benefits of digital printing, we do not know whether potential buyers of digital printing systems will delay their investment decisions. As a result, we may not correctly estimate demand for our solutions, which could cause us to fail to meet market expectations for our business.

Our results of operations depend in part on achieving market acceptance for our new products.

Our ability to develop innovative new systems and products is important to our business strategy and competitive position. Difficulties or delays in research, development, production or commercialization of new systems and products could adversely impact our sales and competitive position. Market acceptance of our new systems depends, among other things, on the systems demonstrating a real advantage over existing solutions, the success of our sales and marketing teams in creating awareness of the system, the sales price and the return on investment of the system relative to alternative systems, customer recognition of the value of our technology, the effectiveness of our marketing campaigns, and the general willingness of potential customers to try new technologies. If the market does not accept our new system, our business, results of operations and financial condition will be adversely affected.

If our customers use alternative ink and consumables and/or alternative spare parts in our systems, our gross margin could decline significantly, and our business could be harmed.

Our business model is favorably impacted by recurring sales of our ink and other consumables and spare parts for our existing and growing installed base of systems. Third-party ink and other consumables and spare parts might be less expensive or otherwise more appealing to our customers than our ink and other consumables and spare parts. Significant sales of third-party inks and other consumables and spare parts to our customers would adversely impact our revenues and adversely impact our gross margins and overall profitability. In addition, the use of third-party ink could cause our print heads to clog or otherwise malfunction since our systems are set up to operate at the highest throughput level only when using our original ink and other consumables. We have sought to prevent this in part by protecting the innovations underlying our ink and other consumables through patents and other forms of intellectual property protections. Use of third-party ink and other consumables would also void the warranty over our systems. We also include an RFID mechanism with our ink tanks. These steps may be challenged. Any reduction in our ability to market and sell our ink and other consumables and spare parts for use in our systems may adversely impact our future revenues and our overall profitability.

We face increased competition and if we do not compete successfully, our revenues and demand for our solutions could decline.

The principal competition for our direct-to-garment (DTG) systems comes from manufacturers of industrial DTG printers, analog screen-printing systems, and digital hybrid systems such as M&R Printing Equipment, ROQ and Brother. We also face some competition in this market from Aeoon, Seiko Epson Corporation, Ricoh Company Ltd, Oveljet and several smaller competitors that offer industrial level production capacity through multiple entry level systems. More recently, there has been an increase in the adoption of commercial level direct-to-film (DTF) printing methodologies, a sub-segment of traditional heat transfer, which are intended to replace direct-to-garment printing for specific applications such as multiple placements. Our main competitors in direct-to-film printing are M&R, Mimaki, Adelco and Brother.

Our competitors in the Direct-to-Fabric market include: Atexco, EFI Regiani, Epson, Durst and several other smaller competitors. The principal competition for our KornitX global fulfillment network (GFN) offering which enables on-demand production of textiles and other goods, comes from a variety of virtual marketplaces that are offering certain fulfillment services or applications, or purpose-built direct API connectivity to specific fulfillers.

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

During the years ended December 31, 2024 and 2023, our ten largest customers accounted for approximately 60% and 49% of our revenues, respectively. During those same years, out of the foregoing group of largest customers, Amazon Corporate LLC, a subsidiary of Amazon.com, Inc., which we collectively refer to as Amazon, accounted for approximately 30% and 20% of our revenues, respectively. Given the concentration of our revenues with these customers, the loss of either Amazon or another one of our significant customers, or variability in their order flows, could materially adversely affect our revenues and results of operations.

Macro-economic headwinds caused by inflation, relatively high interest rates and limited credit availability have been adversely impacting our revenues and profitability, and may continue to do so.

Our business depends on overall demand within the global printed fashion and textile industries, the economic health of our current and prospective clients and worldwide economic conditions. Adverse economic conditions, including inflation, which was high in recent years, on the prices of goods and services have impacted the capital budgets of our customers and potential customers, who have less money to invest in our systems. Higher interest rates, which were implemented by central banks to curb inflation, while having been reduced to a certain extent recently, have worsened credit/financing conditions for our customers and adversely impacted their ability to purchase our products. These factors have also delayed or lengthened our sales cycles, have inhibited our international expansion, have led to longer collection cycles for payments due from our customers, and may potentially result in an increase in customer bad debt. As a result of these conditions, customers have found it harder to obtain financing to fund their purchase of our systems. While the long-term implications of macroeconomic events on our business, results of operations and overall financial position remain uncertain, in the short term these headwinds have challenged our business. We have experienced declines in systems revenues and a slower growth rate in services revenues (although consumables revenues have grown), which has led to recent overall declines in our revenues.

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

Our customers generally purchase our ink and other consumables on an as-needed basis, and delays in making such purchases by a number of customers could result in a meaningful shift of revenues from one quarter to the next. Moreover, we typically maintain inventories of ink and other consumables sufficient to cover our average sales for at least one quarter ahead. These inventories may not match customers’ demands for any given quarter, which could cause shortages or excesses in our ink and other consumables inventory and result in fluctuations of our quarterly revenues. To the extent that we have excess ink and consumables inventory that we are unable to sell due to expiration dates, we may have to write off such inventory. These inventory requirements may also limit our ability to profit from economies of scale in the production of our ink and other consumables. The ongoing military conflicts involving Israel have caused us to increase our inventory levels in the principal regions in which our sales occur, in order to prevent a potential failure by us to supply our customers if our Israeli facilities and supply line were to be damaged or discontinued (as applicable), thereby heightening the foregoing risks associated with excess inventory.

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

In January 2017, we entered into a master purchase agreement with an affiliate of Amazon.com, Inc. governing sales of our systems and ink and other consumables at agreed-upon prices that vary based on sales volumes. We also agreed to provide maintenance services and extended warranties to Amazon at agreed prices. The term of the agreement was five years beginning on May 1, 2016, and extends automatically for additional one-year periods unless terminated by Amazon. Pursuant to the master purchase agreement, we have issued to an affiliate of Amazon warrants to acquire up to 3,401,028 of our ordinary shares at a purchase price of $59.26 per share, of which 1,943,445 were vested and exercisable as of December 31, 2024. These warrants vest over a five-year period that began in January 2021 based on payments made by Amazon in connection with the purchase of goods and services from us. The value of the warrants that are currently outstanding is based on their fair value as of the grant date of September 14, 2020.

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

The impact of the provisions listed above cannot be fully predicted in advance and could, in certain circumstances, adversely impact our business or results of operations, or the manner in which investors or analysts assess and perceive our performance. Additionally, to the extent Amazon determines to change the level and/or timing of its consumable and service orders under the master purchase agreement or we agree with Amazon on changes to the agreement, or Amazon elects not to renew the agreement, our financial results may be adversely affected.

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

●

The print heads for our systems are supplied by a sole supplier, FujiFilm Dimatix, Inc., or FDMX. We entered into an agreement with FDMX in 2015, pursuant to which FDMX sells us certain off-the-shelf print heads and additional products, all of which FDMX regularly sells to providers of inkjet systems. Under the agreement, as last amended on January 1, 2025, the initial term of the agreement will expire on December 31, 2025, and the agreement will automatically renew for an additional two-year period, unless either party notifies the other party at least 90 days prior to expiration of the initial term that it does not want such a renewal. The agreement provides that FDMX may increase the prices of the products that we purchase from it upon 180-days’ prior notice at any time, subject to certain conditions. The agreement further provides that FDMX may, at its option, discontinue products supplied under the agreement, provided that we are given one-year notice of the planned discontinuance and are provided with an end-of-sale purchase program.

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

●	A chemical used in some of our inks is supplied by B.G. (Israel) Technologies Ltd., or BG Bond, a subsidiary of Ashtrom Ltd., a large public Israeli industrial company. The chemicals were previously supplied under a definitive agreement which has expired, and currently we purchase these chemicals on a purchase order basis. For most of our inks, another chemical is supplied by Brenntag a reseller of The Dow Chemical Company, a multinational producer of chemicals and other compounds. We currently purchase these chemicals on a purchase order basis.

●	A raw material used in the production of our intensifier for the Atlas family of products and Apollo, is supplied by Lamberti S.p.A. We purchase this material on a purchase order basis.

●	Dispersing agents used in some of our inks are supplied by BASF SE, which to our knowledge is the only source of supply of those agents. We purchase these dispersing agents from BASF on a purchase order basis. We maintain safety stock of these chemicals in an amount which will allow us to continue our manufacturing in case of discontinuation.

●	Several raw materials and pigments used in some of our inks are supplied by Heubach Group, which was acquired by Sudarshan Chemical Industries in 2024. We currently purchase these raw materials and pigments on a purchase order basis. We maintain safety stock of these raw materials and pigments in an amount which will allow us to continue our manufacturing for several fiscal quarters in case of discontinuation. We are currently in the process of entering into a long-term supply agreement with Heubach Group.

●	Certain parts of the control system of our systems are supplied by sole suppliers, Yaskawa Europe Technology Ltd., an affiliate of Yaskawa Electric Corporation, or Yaskawa, and Beckhoff Automation Limited. Our turnkey suppliers (Flex and Sanmina- SCI Israel Medical Systems Ltd.), which assemble the control system on our behalf, purchase those control system parts from Yaskawa and Beckhoff. We also purchase additional, spare control system parts from Yaskawa and Beckhoff for our service department on a purchase order basis.

●	Some of our printing systems are compatible with a dryer that we purchase from Adelco Screen Process, or Adelco, which fulfills most of the demand for that dryer. The dryer is supplied under an April 2019 agreement that we entered into with Adelco.

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

If any of these risks materializes, the costs associated with developing alternative sources of supply or assembly in a timely manner could have a material adverse effect on our ability to meet demand for our solutions; our ability to generate revenues could be impaired, market acceptance of our solutions could be adversely affected, and customers may instead purchase or use alternative products. We may not be able to find new or alternative components of a requisite quality or we may find that we are unable to reconfigure our systems and manufacturing processes in a timely manner if the necessary components become unavailable. As a result, we could incur increased production costs, experience delays in the delivery of our solutions and suffer harm to our reputation, which may have an adverse effect on our business and results of operations.

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

Our expected reliance, for an increasing portion of our future long-term revenues, on our All-Inclusive Click (AIC™) model, under which we retain ownership of our systems, while our customers operate the systems and are charged a fixed fee per impression, bears certain accompanying risks.

In 2024, we introduced our All-Inclusive Click (AIC™) model, designed to provide our customers with a predictable, scalable, and cost-effective approach to digital printing. Under this model, we retain ownership of our printing systems, while our customers operate the systems and are charged a fixed fee per impression produced. While we believe this pay-per-use model enables us to capture an additional portion of our potential market, consisting of customers who would not otherwise be willing or able to commit to the capital expenditure for purchasing our new systems outright, it nevertheless also could have certain adverse consequences for our business and results of operations, including, without limitation, any of the following:

●	Potential Damage to Customer Relationships: in certain circumstances, including changes in labor cost, market trends and/or the availability of alternative technology, the cumulative cost to our AIC™ customers could be more expensive than had the customers purchased our systems outright, which could lead to customer dissatisfaction, and potentially damage our business relationship with those customers, or to their adoption of other printing technologies instead of ours.

●	Potential Returns of AIC™ Systems: To the extent the cumulative cost of usage of systems becomes overly burdensome to our customers, due to macro-economic conditions, alternative technologies or otherwise, that could lead to the return of those systems to us, which will require us to find new customers for those systems, which we may not be able to do in a timely manner or at all.

●	Churn Rate: Customers may switch to our competitors offering more favorable per-use rates, leading to higher churn rates.

●	Potential payment defaults

●	Operational Costs: Support and maintenance costs related to usage by our customers of our systems could exceed expectations and/or strain our resources, leading to interruptions in the usability of our systems that are designated for our AIC™ program, or adversely affect profitability.

●	Consumables Costs: The cost of consumables, which are included in the per-use rates offered by us, may rise, adversely affecting our profitability.

●	Complexity in Pricing: Determining the right price per use can be complicated, and setting prices too high may deter customers from using our systems, while setting them too low may adversely affect our profit margins.

●	Fraud and Misuse: There is a greater risk of fraudulent activity with our systems that are used in the pay-per-impression model or misuse of the pay-per-impression service when customers are not investing in ownership of our systems.

To mitigate the foregoing risks, it is essential that we carefully design the pricing structure of our pay-per impression business model, monitor usage of our systems closely under that model, and establish strong customer engagement strategies to enhance loyalty and satisfaction. To the extent we do not successfully implement each of the foregoing safeguards related to that business model, our results of operations and financial condition could be adversely affected in a material manner.

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

We manufacture our ink and other consumables at our facility in Kiryat Gat, Israel. We rely on contract manufacturing services provided by Flex, and Sanmina-SCI Israel Medical Systems Ltd. which are also in Israel, to assemble our printing and curing systems. We expect that almost all of our revenues in the near term will be derived from the systems and ink and other consumables manufactured at these facilities.

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

If operations in any of these facilities were to be disrupted due to a major equipment failure or power failure lasting beyond the capabilities of backup generators or other events outside of our reasonable control (including due to a military attack against Israel during its ongoing military conflicts), our manufacturing capacity could be shut down for an extended period, we could experience a loss of raw materials or finished goods inventory and our ability to operate our business would be harmed. While we have increased our inventory levels in global regions in order to hedge against a potential stoppage of our ability to supply our customers from Israel due to the recent military conflicts involving Israel, there is nevertheless no guarantee as to the sufficiency of those increased levels. In addition, in any such event, the repair or reconstruction of our or our third-party manufacturers’ manufacturing facilities and storage facilities could take a significant amount of time. During this period, we or our third-party manufacturers would be unable to manufacture some or all of our systems or we may not be able to produce adequate volumes of our ink and other consumables.

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

We have invested in advanced protective systems to reduce our cybersecurity and data protection risks, some of which have been installed and others that are still in the process of installation. In addition, we back up our data regularly. We have designated a special committee of executives to assess, among others, our cybersecurity and data protection risks and develop and implement a data security policy. We also created an annual program to ensure our data safety. This program includes self-evaluations, auditing, tests, and third-party evaluation. Based on information provided to us by the suppliers of our protective systems, we believe that our level of protection is in keeping with the customary practices of peer technology companies. We also maintain back-up files for much of our information, as a means of assuring that a breach or cyber-attack does not necessarily cause the loss of that information. We furthermore review our protections and remedial measures periodically in order to ensure that they are adequate, and, accordingly, we carry customary levels of cybersecurity and data protection insurance coverage.

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

A significant breach, interruption, destruction or breakdown of our information technology, or IT, systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third-party suppliers or customers. Both data that has been inputted into our main IT platform, which covers records of customers, end-users of our systems, transactions, financial data, employees, pricing and other data reflected in our results of operations, as well as data related to our proprietary rights (such as research and development, and other intellectual property- related data, including: ink formulas; source code for our systems, software and cloud services; undisclosed plans; and email lists), are subject to material cyber security risks. Our IT systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. To date, we are not aware of any loss of, or disruption to, material information as a result of any such malware or cyber-attack. To the extent that a cyber-attack is successful, we could incur significant expense, depending on the severity of the attack, and that attack could have a material adverse effect on our results of operations.

Import tariffs, taxes, customs duties and other trading regulations imposed by the U.S. government and retaliatory responses from other countries, could significantly increase the prices we pay for raw materials that are critical to our ability to manufacture our systems, and could also adversely impact the economies of countries in which our customers operate, thereby reducing demand for our systems and consumables in those countries.

Import tariffs, taxes, customs duties and other trading regulations imposed by the U.S. government on foreign countries, or by foreign countries on the U.S., could directly or indirectly significantly increase the prices we pay for raw materials that are critical to our ability to manufacture our systems. In particular, the current U.S. administration has expressed a desire to impose substantial new or increased tariffs on goods imported from certain trade partners, such as the EU and China, which have resulted, and may continue to result, in reciprocal tariffs on goods exported from the United States to such trade partners. We may be unable to locate suppliers to provide the necessary raw materials for our products on an economical basis in the amounts we require. That could result in an increase in the cost of raw materials and components used in certain of our systems, which could, in turn, increase our cost of goods sold.

Trade barriers and other governmental action related to tariffs around the world also have the potential to hurt the global printed fashion and textile industries in which our customers operate, by decreasing demand for our customers’ products. New tariffs could also more broadly adversely impact the country-specific or regional economies in which we operate and into which we offer our systems and consumables. Those adverse effects could, in turn, decrease our customers’ demand for our printing systems and consumables, and result in a decrease in our revenues.

Any widespread imposition of new or increased tariffs could, therefore, both increase the cost of producing, and reduce the demand for, our products, and any such cost increases will either require us to increase prices (which could reduce our sales) or could negatively impact our profit margins, and could, therefore, have a material adverse effect on our financial condition, results of operations and cash flows.

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

Achieving satisfactory compliance levels with respect to the environmental impact of our operations and products could result in our incurring additional costs, and our failure to achieve such levels could adversely impact our reputation, employee retention, and willingness of customers to do business with us.

Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants, shareholders, and customers have focused increasingly on the environmental, social, and governance (ESG) or “sustainability” practices of companies. These parties have ascribed increased importance to the implications of the social cost of their investments. While we have not implemented significant new ESG initiatives, we continue to monitor developments in this area and assess how ESG-related considerations may impact our business, operations, and long-term strategy. Our approach remains focused on ensuring that any ESG-related initiatives we undertake align with our business objectives, regulatory developments, and stakeholder expectations. As ESG standards and disclosure requirements evolve, we will continue to evaluate opportunities to enhance our approach in a manner that is practical and value-driven for our company and shareholders.

A failure or perceived failure by us to set appropriate goals and prioritize ESG practices could negatively impact our reputation, employee retention, and the willingness of our customers to do business with us.

Exchange rate fluctuations between the U.S. dollar and the Israeli shekel, the Euro and other non-U.S. currencies may negatively affect our earnings.

The U.S. dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels, or NIS. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. To protect against an increase in the dollar-denominated value of expenses paid in NIS during the year, we have instituted a foreign currency cash flow hedging program, which seeks to hedge a portion of the economic exposure associated with our anticipated NIS-denominated expenses using derivative instruments. We expect that the substantial majority of our revenues will continue to be denominated in U.S. dollars for the foreseeable future and that a significant portion of our expenses will continue to be denominated in NIS. We cannot provide any assurances that our hedging activities will be successful in protecting us in full from adverse impacts from currency exchange rate fluctuations since we only plan to hedge a portion of our foreign currency exposure, and we cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. The NIS depreciated relative to the U.S. dollar by 4.0%, 9.7% and 0.4% in 2022, 2023 and 2024, respectively. Because the NIS- U.S. dollar currency exchange rate is often reflective of economic, political and military developments in Israel, the United States and the rest of the world, future movements of that exchange rate are hard to predict. The annual rate of inflation in Israel amounted to 5.3%, 3.0%, and 3.2% in 2022, 2023, and 2024, respectively. If the dollar cost of our operations increases, our dollar-measured results of operations will be adversely affected. See “ITEM 11. Quantitative and Qualitative Disclosures about Market Risk-Foreign Currency Risk.”

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

Our success depends upon the continued service and performance of our senior management and other key personnel. Our senior executive team is critical to the management of our business and operations, as well as to the development of our strategies. The loss of the services of any of these personnel could delay or prevent the continued successful implementation of our growth strategy, or our commercialization of new applications for our systems and ink and other consumables or could otherwise affect our ability to manage our company effectively and to carry out our business plan. Members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in our industry. There can be no assurance that we will be able to continue to retain such personnel. We have recently experienced changes in senior personnel, notably, our EVP operations in December 2023 (replaced in July 2024), our Chief Marketing Officer (replaced in March 2024), our EVP corporate development in June 2024, our EVP R&D in December 2024 (replaced in January 2025) and certain changes in our regional presidents’ roles. To the extent that we experience additional frequent changes in our leadership team (or the leadership teams of our subsidiaries) going forward, that could adversely affect our performance in a material manner.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, sales, managerial, operational, HR, marketing and finance personnel. We compete to attract qualified personnel, and, in some jurisdictions in which we operate, the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to lawsuits from their former employers. While we attempt to provide competitive compensation packages to attract and retain key personnel, some of our competitors have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. At our primary location in Israel, the ongoing war has resulted in the calling into active duty of reservists, thereby reducing the available workforce for key personnel. On the other hand, country-wide economic activity has slowed for periods of the war, thereby reducing demand for skilled human capital in the Israeli market. If we cannot attract and retain sufficiently qualified technical employees for our research and development operations on acceptable terms, we may not be able to continue to competitively develop and commercialize our solutions or new applications for our existing systems. Further, any failure to effectively integrate new personnel could prevent us from successfully growing our company.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s trade secrets or other intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished. As to our U.S. operations, on the U.S. federal level, there was movement in 2023 by federal agencies to make noncompete agreements unenforceable in general. The Federal Trade Commission, or FTC, implemented a rule on April 23, 2024 to ban employers nationwide from using non-compete agreements with their employees and independent contractors. On August 20, 2024, a federal district court issued an order stopping the FTC from enforcing the rule. The FTC has appealed against that decision and in the meantime, the district court’s decision does not prevent the FTC from addressing noncompete restrictions through case-by-case enforcement actions. In addition, the General Counsel of the National Labor Relations Board issued a memo in March 2023 opining that many types of non-compete and non-solicitation restrictions unlawfully interfere with employees’ protected rights under Section 7 of the National Labor Relations Act. If any of these proposed new U.S. federal restrictions become and/or remain effective, or if any state in which we have operations continues to expand restrictions or bans the use of non-compete restrictions, that could adversely impact our ability to protect our investment in our key employees in our U.S. locations, and harm our competitive position.

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

We have a worldwide sales, marketing and support infrastructure that is comprised of independent distributors and value-added resellers, and our own personnel resulting in a global sales, marketing and support presence, including in North America, Western and Eastern Europe, the Asia Pacific region and Latin America. We continue to evaluate our overall workforce in all areas, including sales, applications development, field support, marketing and engineering and, in some cases, establish new relationships with agents, distributors or channel partners, particularly in markets where we currently do not have a sales or customer support presence. As we continue to expand our international sales and operations, we are subject to a number of risks, including the following:

●	greater difficulty in enforcing contracts and accounts receivable collection, as well as longer collection periods;

●	increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

●	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business;

●	greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;

●	general economic and political conditions in these foreign markets;

●	management communication and integration problems resulting from cultural and geographic dispersion;

●	the impact of Russia’s ongoing war against Ukraine and trade and monetary sanctions in response to such developments on the markets in which we operate;

●	exposure to material disruptions to the global supply chain and to international shipping routes caused by Houthi attacks on marine vessels traversing the Red Sea;

●	risks associated with trade restrictions and foreign legal requirements, including the importation, certification, and localization of our solutions required in foreign countries, such as high import taxes in Brazil and other Latin American markets where we sell our products;

●	greater risk of unexpected changes in regulatory practices, tariffs (including, without limitation, U.S.-China reciprocal tariffs), and tax laws and treaties;

●	the uncertainty of protection for intellectual property rights in some countries;

●	greater risk of a failure of employees to comply with both U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act, or FCPA, the European Union General Data Protection Regulation, or GDPR (which broadened the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches promptly and obtain the consent of individuals on how their data can be used), the California Consumer Privacy Act, or CCPA (which imposes enhanced disclosure requirements for us vis-à-vis our interactions with customers that are residents of California), and any trade regulations ensuring fair trade practices; and

●	heightened risk of unfair or corrupt business practices in certain regions and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements.

Any of these risks could adversely affect our international operations, reduce our revenues from outside the United States or increase our operating costs, adversely affecting our business, reputation, results of operations and financial condition and growth prospects. There can be no assurance that all of our employees and channel partners will comply with the formal policies that we have in place and/or will implement them or will adhere to all applicable laws and regulations. Violations of laws or key control policies by our employees and channel partners could result in delays in revenue recognition, financial reporting misstatements, fines, penalties or the prohibition of the importation or exportation of our products and services and could have a material adverse effect on our business and results of operations.

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

We are subject to risks associated with the provision of KornitX cloud-based software

KornitX is a subscription software service for the management of on-demand production. We do not expect the KornitX offering to have a material impact on our overall results of operations in the very near term; however, we believe that it nonetheless exposes us to several potential risks, including the following:

●	software bugs and defects that adversely impact our customer’s production processes;

●	unauthorized access, data breaches and/or loss of customer data, including data regarding payment methods;

●	use of unauthorized open-source software or other infringements of third-party intellectual property;

●	challenges providing support to software users; and

●	challenges related to our required delivery of the service level agreements under the virtual supplier model that we utilize for our KornitX offering.

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

As of December 31, 2024, we owned 54 issued patents in the United States and 27 provisional or pending U.S. patent applications, along with 41 pending non-U.S. patent applications. We also had 42 patents issued in non-U.S. jurisdictions, and 5 pending Patent Cooperation Treaty patent applications, which are counterparts of our U.S. patent applications. The non-U.S. jurisdictions in which we have issued patents or pending applications are China, the European Union or European countries of the European Union including 3 Unitary Patents, Mexico, Israel, Canada, Australia, South Africa, Japan and India. We may file additional patent applications in the future. The process of obtaining patent protection is expensive, time-consuming, and uncertain, and we may not be able to pursue all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others through administrative processes or litigation resulting in patent claims being narrowed, invalidated, or unenforceable. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. Our policy is to require our employees (and our consultants and service providers, including third-party manufacturers of our systems and components, that develop intellectual property included in our systems) to execute written agreements in which they assign to us their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but we cannot assure you that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement and pursue infringement claims in certain circumstances in relevant jurisdictions, all of which are costly and time-consuming. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights.

In addition to patents, we rely on trade secret rights, copyrights, trademarks, and other rights to protect our proprietary intellectual property and technology. Despite our efforts to protect our proprietary intellectual property and technology, unauthorized parties, including our employees, consultants, service providers or customers, may attempt to copy aspects of our solutions or obtain and use our trade secrets or other confidential information. We generally enter into confidentiality agreements with our employees, consultants, service providers, vendors, channel partners and customers, and generally limit access to and distribution of our proprietary information and proprietary technology through certain procedural safeguards. These agreements may not effectively prevent unauthorized use or disclosure of our intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our intellectual property or technology. We cannot assure that the steps taken by us will prevent misappropriation of our intellectual property or technology or infringement of our intellectual property rights. In addition, the laws of some foreign countries where we sell or distribute our solutions do not protect intellectual property rights and technology to the same extent as the laws of the United States, and these countries may not enforce these laws as diligently as government agencies and private parties in the United States. Based on the 2024 report on intellectual property rights protection and enforcement published by the Office of the United States Trade Representative, such countries included Argentina, Chile, China, India, Indonesia, Russia, and Venezuela (designated as priority watch list countries).

If we are unable to protect our trademarks from infringement, our business prospects may be harmed.

We own trademarks that identify “Kornit”, “Kornit Digital”, “NeoPigment”, the “K” logo and “Konnect” logo, and we have an additional trademark registration for the “Custom Gateway” logo, among others, and have registered these trademarks in certain key markets. We further own trademark registrations and applications for VOXEL8, VOXEL8 logo, ACTIVEIMAGE, ACTIVELAB and ACTIVEMIX in certain key markets. Although we take steps to monitor the possible infringement or misuse of our trademarks, third parties may violate our trademark rights. Any unauthorized use of our trademarks could harm our reputation or commercial interests. Efforts to enforce our trademarks may be expensive and time-consuming and may not effectively prevent infringement.

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

The market price of our ordinary shares has been volatile in recent years. It may continue to fluctuate substantially as a result of many factors, including:

●	actual or anticipated variations in our and/or our competitors’ results of operations and financial condition;

●	variance in our financial performance from the expectations of market analysts;

●	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions, strategic relationships or expansion plans;

●	changes in the prices of our solutions;

●	our future repurchases, if any, of our ordinary shares pursuant to our current share repurchase programs and/or any other share repurchase program which may be approved in the future;

●	our sale of ordinary shares or other securities in the future;

●	market conditions in our industry;

●	changes in key personnel;

●	the trading volume of our ordinary shares;

●	changes in the estimation of the future size and growth rate of our markets; and

●	general economic and market conditions.

In addition, in recent years, the stock markets have sometimes experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. We, too, along with certain of our current and former executives, and, in one case, our directors, the underwriters for our November 2021 follow-on public offering and Amazon, have been made subject to such securities class action litigation, which alleges that we made misrepresentations and omissions in our public statements and disclosures in violation of the Exchange Act and Rule 10b-5 promulgated thereunder. If these actions or any similar litigation against us are not dismissed or settled at their early stages, we could incur substantial costs and our management’s attention and resources could be diverted.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. We currently intend (subject to any extraordinary market conditions that might arise) to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares should be investors’ principal expected source of gain for the foreseeable future. To the extent that volatile or depressed market conditions reduce the trading price of our ordinary shares substantially for an extended period of time, we have in the past used and may continue in the future using a portion of our cash reserves for share repurchases. In addition to considerations related to corporate finance, Israeli law limits our ability to declare and pay dividends and may subject our dividends to Israeli withholding taxes.

There are risks associated with our share repurchase programs.

Our board of directors approved our new share repurchase program in September 2024, under which we can repurchase up to $100 million of our outstanding ordinary shares. Under the new program, purchases can be made by way of a variety of methods, including open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the Exchange Act. We have affected share repurchases under the new share repurchase program by way of an accelerated share repurchase agreement with Goldman Sachs International, under which we repurchased $75 million of the $100 million authorized under the new program through the assistance of Goldman Sachs, in large repurchases that occurred in November 2024, December 2024 and February 2025— totaling 2,467,206 ordinary shares, in the aggregate. Our share repurchase program may reduce the public float of shares available for trading on a daily basis and may cause volatility in the price of our ordinary shares. Our repurchases may be limited, suspended, or terminated at any time without prior notice. There can be no assurance that we will repurchase any specific amount of ordinary shares under our share repurchase program or that any future repurchases will have a positive impact on our share price or profitability. Important factors that could cause us to discontinue or decrease our share repurchases include, among others, unfavorable market conditions, the market price of our ordinary shares, the nature of other investment or strategic opportunities presented to us, the rate of dilution of our equity compensation programs, our ability to make appropriate, timely, and beneficial decisions as to when, how, and whether to purchase shares under the share repurchase program, the tax consequences of any repurchases (including the potential impact of the 1% excise tax on certain share repurchases), and the availability of funds necessary to continue purchasing shares. If we curtail or suspend our share repurchase program, our share price may be negatively affected.

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we may follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. We currently follow Israeli home country practices with regard to (i) the quorum requirement for shareholder meetings (25%, which is less than the one-third minimum required under the Nasdaq rules), (ii) the independent director oversight requirement for director nominations (the board as a whole, rather than an entirely independent nominating committee or only the independent directors, handles this under Israeli law), and (iii) shareholder approval for the issuance of ordinary shares or other securities to officers, directors, employees or consultants under an equity compensation plan or arrangement, or for the adoption of, or a material amendment to, such a plan or arrangement (Israeli law only requires shareholder approval generally for a grant under a plan or arrangement for directors or the chief executive officer). See “ITEM 16G. Corporate Governance.” Furthermore, we may in the future elect to follow Israeli home country practices in lieu of the Nasdaq requirements on other matters, such as the requirement to hold separate executive sessions of independent directors or to obtain shareholder approval for certain dilutive events (such as for issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on Nasdaq may provide less protection than is accorded to investors of domestic issuers. See “ITEM 16G. Corporate Governance.”

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

In addition, 2,580,694 ordinary shares are issuable under currently vested and exercisable share options and unvested restricted share units, or RSUs, in the aggregate, granted to employees and office holders as of December 31, 2024. We have filed registration statements on Form S-8 under the Securities Act registering our potential issuance of those ordinary shares under our share incentive plans, of which, as of December 31, 2024, there were options and RSUs to purchase an aggregate of 4,696,089 shares outstanding. Shares included in such registration statements may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on historic and certain estimates of our gross income, gross assets and market capitalization (which may fluctuate from time to time) and the nature of our business, we believe we were not a PFIC for the taxable year ended December 31, 2024. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our 2025 taxable year until after the close of the year. Furthermore, because the value of our gross assets is likely to be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “ITEM 10.E Taxation and Government Programs-U.S. Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of sales of our ordinary shares. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. For a more detailed discussion, see “ITEM 10.E Taxation and Government Programs - U.S. Federal Income Taxation - Passive Foreign Investment Company Considerations.”

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

Israel has been engaged in a war with Hamas, a terrorist organization based in the Gaza Strip on Israel’s southern border, and until recently, was similarly engaged in a military conflict with Hezbollah, a terrorist organization based in Lebanon on Israel’s northern border, in each case since October 7, 2023. Each such terrorist group has been sponsored by Iran. Iran itself, and other Iranian-sponsored terrorist organizations in the Middle East, including the Houthi terrorist militia in Yemen, have also launched aerial strikes against Israel, and Israel has responded with counter-attacks. The future intensity and duration of the war and additional hostilities are difficult to predict, as are the related economic implications on our business and operations and on Israel’s economy in general.

The duration of the war thus far has led to a downgrade in Israel’s credit rating by rating agencies such as the downgrade by Moody’s of Israel’s credit rating from A1 to Baa1, as well as the downgrade of its outlook rating from “stable” to “negative,” while S&P Global lowered Israel’s long-term credit rating from A+ to A and downgraded its short-term credit rating from A-1+ to A-1, with a “negative” outlook on the long-term rating.

As of the date of this annual report, none of our facilities or infrastructure have been damaged nor have our supply chains been significantly impacted since the war broke out. However, an even further prolonged or intensified war could result in further military reserve duty call-ups as well as irregularities to our supply chain and our ability to ship products from Israel, which could disrupt our operations.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East, as well as acts of terror. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damage incurred by us could have a material adverse effect on our business. While we have commenced implementation of a business continuity plan which provides for alternative sites outside of Israel, there can be no assurance that such plan will be successful. Any armed conflict involving Israel could adversely affect our operations and results of operations.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies. While some of these countries are eliminating these constraints, additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Although the recent Abraham Accords have enhanced Israel’s relations with certain countries in the Middle East (i.e., the United Arab Emirates, Bahrain, Morocco and Sudan), an ongoing state of hostility vis-à-vis other countries, varying in degree and intensity, has caused security and economic challenges for Israel. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell and service our solutions.

The shipping and delivery of our systems and ink and other consumables from our manufacturing facilities and those of our third-party manufacturers in Israel could also be delayed or interrupted by political, economic, military, and other events outside of our reasonable control, including labor strikes at ports in Israel or at ports of destination, military attacks on transportation facilities or vessels, and severe weather events. In addition to attacking Israel, the Houthi terrorist militia in Yemen has also been attacking ships in the Red Sea as part of the current hostilities in an effort to deter ships from reaching the southern Israeli port of Eilat. We have implemented business contingency plans to mitigate the risk that we may be prevented from delivering or providing our systems, consumables and services from our Israeli facilities to various global regions in which our customers are located, by increasing inventory levels for our systems and consumables in those localized regions. Nevertheless, even those increased inventory levels could turn out to be insufficient to meet our customer needs should our Israeli capabilities be damaged or shut down due to the ongoing military conflicts involving Israel. If delivery and installation of our products is delayed or prevented by any such events, our revenues could be materially and adversely impacted.

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

Our research and development efforts have been financed in part through grants from the Israeli National Authority for Technological Innovation, or the Innovation Authority (previously known as the Israeli Office of the Chief Scientist). Prior to 2015, we received various grants from the Innovation Authority, all of which we repaid. In 2021, 2022, 2023, and 2024, we received new commitments from the Innovation Authority for non-royalty bearing grants to reimburse us for up to 55% of our research and development expenses in connection with certain projects, in amounts of NIS 2 million, NIS 3.6 million, NIS 2.6 million, and NIS 1.2 million, respectively (approximately $0.7 million, $1 million, $0.7 million, and $0.3 million), in the aggregate. To date, we have received from the Innovation Authority NIS 4 million (approximately $1.1 million) of this new committed amount. We must comply with the requirements of the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and related regulations, collectively referred to as the Innovation Law, in connection with that new funding and any past funding that we had received from the Innovation Authority.

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

ITEM 4. Information on the Company.

A. History and Development of the Company

Our History

Our legal name is Kornit Digital Ltd., and we were incorporated under the laws of the State of Israel on January 16, 2002. We shipped our first system in 2005. In April 2015, we completed our initial public offering, or IPO. Our ordinary shares began trading on the Nasdaq Global Select Market, under the symbol “KRNT,” on April 2, 2015.

We are subject to the Israeli Companies Law, 5759-1999. Our principal executive offices are located at 12 Ha’Amal Street, Rosh Ha’Ayin 4809246, Israel, and our telephone number is +972-3-908-5800. Our website address is www.kornit.com (the information contained therein or linked thereto shall not be considered incorporated by reference in this annual report).

Our agent for service of process in the United States is Kornit Digital North America Inc., located at 480 South Dean Street Englewood, NJ 07631, and its telephone number is (262) 518-0200.

As a company whose ordinary shares are registered under the Exchange Act, we report publicly to the SEC. The SEC maintains an Internet site (http:// www.sec.gov) that contains reports and other information regarding issuers that file electronically with the SEC.

Principal Capital Expenditures

Capital expenditures in the years ended December 31, 2022, 2023 and 2024 were approximately $18.0 million, $7.0 million, and $15.1 million, respectively, and were principally used for the purchase of property, plant and equipment and, in 2024, for the production of equipment for lease. The aggregate amount for 2021 and 2022 included approximately $2.5 million paid for the land for our new 6,637 square meter ink manufacturing and storage facility in Kiryat Gat, Israel, which we opened on January 26, 2022. The total cost for land, construction of the facility, design and installation of the production line, was approximately NIS 69 million (approximately $22 million). We used cash on hand to finance the construction of that facility.

 On April 5, 2022, we completed the acquisition of Lichtenau, Germany-based Tesoma GmbH, or Tesoma. Tesoma is globally recognized for the high-quality engineering and performance of its cutting-edge textile curing solutions. The total cash consideration for this acquisition was 15.4 million Euros. In February 2025, after having integrated Tesoma’s customer service, and research and development, teams into our overall business operations, we commenced the transition of Tesoma’s production activities to our third-party manufacturer. Consequently, production activities at Tesoma’s German facility were discontinued as of March 15, 2025.

We did not make any capital expenditures for the acquisition of interests in other companies in 2023 or 2024, nor have we done so thus far in 2025.

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

We focus on the rapidly growing high throughput DTG (direct to garment) and Direct to Fabric segments of the printed textile industry. Our solutions include our proprietary digital printing systems, ink, and other consumables, associated software and value-added services. These solutions allow for printing large scale, short to medium runs, of complex images and designs directly on finished garments and fabrics. Our customers include fulfillers and demand generators, such as brands, licensors, and content creators, primarily within the fashion, apparel and home décor segments of the industry.

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

Building on the expertise and capabilities that we have accumulated in developing and offering differentiated solutions for the industrial DTG market, we also offer an industrial digital printing solution, the Presto MAX, which targets the on-demand Direct-to-Fabric market. While the DTG market generally involves printing on finished garments, the Direct-to-Fabric market is focused on printing on fabrics that are subsequently converted into finished garments, home décor and other items. The Presto MAX, like our predecessor Direct-to-Fabric products, the Presto and Allegro, utilizes our proprietary wet-on-wet printing methodology and houses an integrated drying and curing system. It offers a single-step, eco-friendly, stand-alone industrial Direct-to-Fabric digital textile printing solution.

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

We intend to capitalize on the continued growth of the DTG market by expanding our diverse global customer base, focusing particularly on fast-growing web-to-print businesses. We similarly strive to capture a greater share of the growing market for Direct-to-Fabric, which has emerged as a transformative technology within the apparel industry. Besides reaching new customers, we also seek to increase our sales to existing customers, particularly sales of our ink and other consumables. At the same time, we are pursuing new high-volume customers, including new customers in the screen replacement market, which should help drive an increase in the sale of ink and other consumables. We also expect to extend our serviceable addressable market by introducing new features and functionality that enhance the capabilities of our systems and inks and enable our systems to print on new types of media. We plan to accomplish these goals by investing in our direct sales force, developing new applications for our systems, introducing new solutions, and growing our relationships with channel partners. We constantly explore the possibility of adding new business models and concepts designed to grow our business and cater to our customers’ needs.

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

Maintenance and support for our systems is performed either by our own service organization or by service engineers employed by our distributors. This varies among the four regions we serve, depending on the infrastructure we have established in each region. We provide professional services directly to some of our customers in all regions. Our customers can renew maintenance and support contracts for additional periods by purchasing a maintenance and support package that covers remote support, software upgrades and onsite yearly maintenance or they can choose to rely on our support on a non-contractual time and material basis

The General Textile Industry

Textile is a flexible material formed using various processes, including weaving, knitting, crocheting, or felting. Textile is conventionally used in a broad range of applications including fashion, apparel, footwear and home decor. According to a report published by Statista in October 2024, the value of the global apparel retail market was approximately $1.73 trillion in 2023 and is forecasted to grow to $2.04 trillion in 2029, reflecting a compound annual growth rate (CAGR) of 2.6% between 2025 and 2029. Factors including rising income per capita, favorable demographics and shifting consumer trends are expected to drive long-term demand in the apparel market.

The global printed textile industry involves printing on fabric rolls, finished garments and unsewn pieces of cut fabric at various stages along the value chain in the production of goods for fashion, apparel, and home decoration. According to Future Market Insights (FMI), the global digital textile printing market is set to experience substantial growth over the forecast period, with a projected compound annual growth rate (CAGR) of 12.1% from 2024 to 2034. This remarkable growth is expected to drive the market from USD 2,989.6 million in 2024 to a forecasted USD 8,897.3 million by 2034, indicating strong demand for advanced printing technologies in the textile industry.

Industry trends

E-Commerce

The global e-commerce market has undergone significant growth in the past two decades, expanding in the U.S. from only ~2% of total retail sales in 2003 to 16.2% in late 2024 according to the U.S. census bureau. The shift in retail sales channels has transformed how consumers purchase goods across industries, but many global retail brands have faced pressures as their traditional supply chains were not designed to serve e-commerce markets. Advanced technologies like virtual reality, 3D modeling, and artificial intelligence are being increasingly integrated to enhance online shopping. Concurrently, the creator economy is expanding, with social media and e-commerce platforms enabling creators to monetize their digital content. In 2024, e-commerce apparel sales are projected to reach $457 billion, accounting for 26% of the overall apparel market, and reflecting a 12% increase from 2023.

Social Media

Social media platforms, merging media and network categories, have significantly impacted the retail landscape, influencing communication, consumer trends, and brand perception. As of October 2024, 5.22 billion users (63.8% of the global population) were active on social media, with over 304 million users in the U.S. alone, according to DataReportal and Statista. This widespread use has enabled small and micro brands, often established by individuals or organizations with social influence, to achieve rapid recognition and growth, challenging traditional players to be more agile and responsive. Additionally, the convergence of gaming and social media, with games like Fortnite, Minecraft, and Roblox, highlights the evolution of online games into robust social media networks and interactive marketplaces, offering an alternative to traditional social media platforms.

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

Direct-to-Fabric In Direct-to-Fabric printing, rolls of fabric pass in-line through wide-format inkjet printers that are utilized to directly print images and designs onto rolling fabric. The following chart summarizes the key steps involved in the Direct-to-Fabric printing process:

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

Our Products

Our DTG solutions utilize our patented wet-on-wet printing methodology that eliminates the common practice of separately coating and drying textiles prior to printing. This methodology also enables printing on a wide range of untreated natural, synthetic, blends and man-made fabrics, including cotton, wool, polyester and lycra, and with throughputs ranging from 40 to approximately 400 garments per hour, depending on system type, garment type and operational capabilities. Our industrial and mass production DTG solutions are suited to the needs of a variety of customers, from smaller industrial operators with limited budgets to mass producers with complex manufacturing requirements. Products in this category are designed to print directly on finished garments such as shirts, sweatshirts, polos, fleeces, and more. Our primary systems within our DTG business include the Atlas MAX Plus, Atlas MAX Poly and Apollo.

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

In July 2022, we introduced the Atlas MAX Poly, which extended our technological capabilities in high quality printing on polyester even further by leveraging the Kornit MAX technology and incorporating it as part of our proprietary polyester printing process, which is based on the NeoPigment® Olympia ink set. The Atlas MAX Poly harnesses an innovative low temperature curing ink set alongside a new process and consumables to deliver highest quality digital printing on dyed polyester as well as delivering improved productivity rates. These new capabilities expanded our opportunity within the sports and athleisure spaces. This platform is also equipped with Neon applications and a proprietary consumable called ProGuard, which acts as a barrier between the fabric and print and promotes the inhibition of dye migration. In addition, this solution improves print quality on polyester cotton blends.

Apollo was launched in January 2024. The Apollo is a digital mass production platform, designed to be capable of printing up to approximately 400 shirts per hour, and handled by a single operator. The Apollo leverages the MAX technology, and the Eco-Rapid ink set and consumables. The printing technology is boosted by automation of loading and unloading, as well as integrated smart curing. Kornit’s RIP (Raster Image Processor) solution – K-RIP, is integrated into the Apollo, enabling it to print spot colors and specific Pantones with ease. We intend to continue developing and adding additional features to Apollo to further enhance flexibility, quality, and productivity.

Kornit’s new energy-efficient Smart Curing solutions includes Orion for mid-level production, and Titan for higher-capacity volumes - both optimized for compatibility with Kornit Atlas MAX systems and based on field-proven solutions developed by Tesoma. The Lunar smart curing platform brings the same capabilities to Kornit’s Apollo solution. These highly efficient curing systems sync production and finish for an end-to-end process that reduces both energy consumption and total cost of ownership (TCO). Smart curing systems allow integration between our different Max platforms to the curing system, increasing print quality, energy efficiency and flexibility.

During 2023 we launched our Rapid Size Shifter (RSS) Pallet for our Atlas Max platform. RSS is a single adjustable pallet for multiple applications and product sizes. The RSS increases the speed and productivity of on-demand direct-to-garment production with a single pallet platform that addresses a wide range of applications, from T-shirts with or without neck tags and hoodies, to children’s apparel. This solution also reduces the downtime associated with pallet changes and streamlined production for accelerated time-to-market.

In June 2024, we launched the new Atlas MAX Plus system which uses Kornit’s proven Atlas MAX platform to bring increased productivity of up to150 garments per hour. With integrated Smart Curing, Rapid Size Shifter pallets, and qualiset, the offering takes smart production capabilities a step forward introducing production flexibility, autonomous calibration, consistency.

Building on the expertise and capabilities that we have accumulated in developing and offering differentiated solutions for the industrial DTG market, we also offer industrial digital printing solutions which target the on-demand Direct-to-Fabric market. Our Direct-to-Fabric products are designed to deliver printing on rolls of fabric that are subsequently converted into finished goods. Our Direct-to-Fabric capabilities cater to different market segments such as fashion and home décor. Like our DTG products, our Direct-to-Fabric solutions are designed to print on a wide range of fabrics. Our digital Direct-to-Fabric printing products also use our wet-on-wet patent and are a leading single-step, eco-friendly, stand-alone industrial Direct-to-Fabric digital textile printing products available on the market. Our system within our Direct-to-Fabric business include the Presto MAX. Our Presto MAX platform brings unique capabilities to the market allowing our customers to digitally print on dyed fabrics, utilizing our white NeoPigment® ink, both as a spot color and as a base. Presto MAX also allows printing using Neon colors to achieve expanded color gamut and a wide variety of applications. Presto MAX also includes Kornit’s innovative XDi technology allowing 3D-effects and enabling our customers to penetrate higher margin premium markets. During the last quarter of 2024, we commenced the final test stage of our “Vivido” ink set. The Vivido is expected to enable the printing of deep and natural blacks while reducing ink consumption and improving hand feel. Additionally, Kornit is anticipated to launch the Qualiset system also as part of the Presto MAX platform, which facilitates automatic machine calibrations ensuring quality and consistency.

Our series of ink sets for DTG systems, includes NeoPigment®, NeoPigment® Rapid, NeoPigment® Eco-Rapid and NeoPigment® Olympia. The first two ink sets are designed for Kornit legacy products, while the Eco-Rapid is the most advanced ink set designed for retail quality. These three ink sets are available in seven colors (W+CMYKRG) and a complementary binding agent. NeoPigment® Olympia is designed for our polyester printing system, the Avalanche Poly Pro and the Atlas MAX Poly, and is available in five colors (W+CMYK), with an enhancer for the Avalanche Poly Pro and 7 colors (W+CMYKNyNp) on the Atlas MAX Poly. For our roll-to-roll systems, we offer the NeoPigment® Robusto ink set, which consists of up to nine colors (W+CMYKRGNyNp) in several different configurations.

We also offer customers maintenance and support services, as well as value-added services and application consulting, aimed at optimizing the number of impressions printed by our systems.

Our Software Solutions

Our DTG systems arrive with our QuickP Production software embedded. The software manages the system operation and prepares image files for printing. QuickP Production is a simple to use solution that allows users to control key operating parameters, such as print resolution, perform maintenance and calibration procedures and import image files and prepare them for print.

As part of Apollo, we have included K-RIP, an embedded RIP (Raster Image Processor) solution, which is capable of supporting various types of files, including PDF files, and matches specific colors (such as spot colors and Pantones) with Kornit’s inks. It supports integration with an API workflow, which boosts the ability to automate the production floor.

Kornit Konnect, our cloud-based, software analytics connectivity platform enables businesses to maximize productivity of their digital printing solutions. In its first phase, Kornit Konnect enables businesses to monitor production, analyze data, become insights-driven and manage their fleet, in order to eliminate blind spots. It includes a fleet management dashboard, data driven benchmarks, actual production costs, and cost structures per job, making it easy for businesses to learn more, react faster and perform better.

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

Our Services

Our service offering consists of system upgrade kits, maintenance and support, consulting and professional services. We continue to expand our services capabilities and aim to increase the number of customers that rely on our service for their systems. As of December 31, 2024, we had service contracts in place with approximately 34% of our industrial and mass production installed base.

AIC™ – All-Inclusive Click business model

In early 2024, the Company formally introduced the All-Inclusive Click (AIC™) model, which is designed to provide customers with a predictable, scalable, and cost-effective approach to digital printing. Under this model, Kornit retains ownership of the system, while the customer operates the system and is charged a fixed fee per impression produced. The fixed fee paid by customers covers system usage, ink, consumables, and service, eliminating the need for extensive capital investment. Customers commit to a minimum annual volume of impressions at the fixed price, typically over a five-year contractual period with successive one-year automatic renewals.

If a customer surpasses its minimum volume commitment, incremental impressions are billed at a reduced rate, creating a strong incentive to optimize system usage and scale production. This structure directly aligns our revenue growth with the operational success of customers, in-turn enhancing and deepening the relationship.

The AIC™ model is targeted at businesses seeking to expand their digital production capabilities without incurring upfront capital expenditure. Additionally, we believe that the model opens new market opportunities by attracting customers who may have previously been hesitant to adopt digital printing due to uncertainty in the unit economics of digital production. Customers exploring this model can now directly compare their existing unit production costs to AIC’s fixed price per impression while only needing to make assumptions on labor costs.

Kornit recognizes revenue from AIC™ over time as impressions are generated, which differs from our traditional selling model where the sale of a system is recognized at the time of delivery. Systems under the AIC™ model are reported as property, plant and equipment, net on our balance sheet and are depreciated over seven years.

Currently, AIC™ is available for the Apollo and Atlas MAX systems.

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

Maximize Impressions

We are focused on increasing sales to existing customers by introducing new digital printing applications, developing new features and functionality of our systems, offering new system upgrade products to make it easier for customers to renew their fleets and update their installed base to the latest technology available, offering customers empowerment programs inclusive of basic and advanced training, with a goal of enabling our customers to increase utilization of their systems. With our move into solution selling, we are focusing on providing our customers with value added services including training programs, proactive services, production consulting and end-to-end workflow improvements. Through these value-added services, we can increase system availability and utilization, end-user product quality, and increase impressions, thereby requiring more ink and other consumables purchases as well as potential investment in new systems as our customers require additional capacity.

Extend our leadership position through acquisitions and strategic partnerships

We seek to continue to differentiate ourselves and extend our leadership position. We may supplement our internal efforts with selective inorganic initiatives such as acquisitions and strategic partnerships to enhance our positioning. For example, our acquisition of Polymeric Imaging in 2015 expanded our ink technology capabilities, our acquisitions of the digital DTG printing assets of SPSI in 2016 enabled us to strengthen our direct sales channel and gain access to a large screen-printing customer base, the acquisition of business assets from Hirsch in 2019 helped us transition to a full direct sales model in North America, and our acquisition of Tesoma in 2022 provided us the ability to integrate the curing step of the DTG printing process directly into our solutions via the Apollo.

Our Customers

Our diverse global customer base consisted of approximately 865 active customers as of December 31, 2024. Our installed base serves a variety of customers, operating through different business models.

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

Government Regulation

We are subject to various local, state, federal and international laws, regulations, and agencies that affect businesses generally, and our business in particular. These include:

○	Israeli environmental, health and safety regulations, including conditions set by the Israeli Ministry of Environmental Protection for the operation of our manufacturing and development facilities which use chemicals and produce waste materials, as further detailed below;

○	the U.S. Foreign Corrupt Practices Act and the U.S. Anti-Money Laundering Act, as well as similar laws in Israel, UK and the European Union;

○	laws pertaining to the hiring, treatment, safety and discharge of employees;

○	import/ export control regulations related to chemicals and hazardous substances, as described below;

○	Israeli tax regulations, as described under “ITEM 5. Operating and Financial Review and Prospects- Taxation and Israeli Government Programs Applicable to Our Company” below; and

○	CE regulations for the European market.

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

Tesoma GmbH (a German company, whose production activities were recently transferred to our third-party manufacturer) is wholly owned by Kornit Digital Technologies Ltd.

Custom Gateway, which currently operates under the name Kornit Digital/KornitX, was incorporated on May 5, 2010 under the laws of England and Wales, and is wholly owned by Kornit Digital UK Ltd. Custom Gateway Limited has several subsidiaries.

Kornit (Shanghai) Digital Co., Ltd., which was incorporated on December 8, 2021, is wholly owned by Kornit Digital Asia Pacific Limited.

D. Property, Plant and Equipment

Our corporate headquarters are located in Rosh Ha’Ayin, Israel in an office and research and development facility consisting of approximately 125,658 square feet. The lease for this office expires in December 2028, with an option for us to extend the lease for an additional two years.

In January 2022, we announced the official opening of a new, modern, ink manufacturing facility in Kiryat Gat, Israel. We own the property and the building at this facility (subject to a 49-year lease agreement with the ILA, which will renew for an additional 49 years). Our capital expenditures for 2021 and 2022 included approximately $2.5 million paid for the land for our new 71,440 square foot ink manufacturing and storage facility in Kiryat Gat, Israel. The total cost for land, construction of the facility, design, and installation of the production line, was approximately NIS 69 million (approximately $22 million). We used cash on hand to finance the construction of that facility.

Our U.S. headquarters are located in Englewood, New Jersey. We have entered into a lease for these headquarters, which includes approximately 15,845 square feet of offices and a warehouse. The lease for this location expires in February 2028. We maintain additional sales, support and marketing offices in: Dusseldorf, Germany; Hong Kong; the United Kingdom and Japan. We also maintain a disaster recovery site in Milwaukee, Wisconsin, where we are able to manufacture the fixation agent for some of our printers and ink.

In November 2022, we entered into a new agreement for the lease of 18,256 square feet, in addition to our existing 14,057 square feet, for our office in Dusseldorf, Germany, which we have been using as an experience center. The lease will expire in 2028, with an option to extend the lease for two additional five-year periods.

ITEM 4A. Unresolved Staff Comments.

None.

ITEM 5. Operating and Financial Review and Prospects.

The information contained in this section should be read in conjunction with our financial statements for the year ended December 31, 2024 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We develop, design and market innovative digital printing solutions for the global printed textile industry. Our vision is to revolutionize this industry by facilitating the transition from analog processes to digital methods of production that address contemporary supply, demand, and environmental dynamics. Our solutions are designed to enable our customers to remain relevant, reduce waste, and adapt to shifting supply chain dynamics. We focus on the high throughput DTG, DTG Mass Production and Direct-to-Fabric segments of the printed textile industry. Our solutions include our proprietary digital printing systems, ink, and other consumables, associated software and value-added services that allow for printing large scale short and longer runs of complex images and designs directly on finished garments and fabrics. Our customers include fulfillers and demand generators, such as brands, licensors, and content creators, primarily within the fashion, apparel and home décor segments of the industry.

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

We have developed and offer a broad portfolio of differentiated digital printing solutions for the DTG market that provide answers to challenges faced by participants in the global printed textile industry. Our DTG solutions utilize our patented wet-on-wet printing methodology, which eliminates the common practice of separately coating and drying textiles prior to printing. This methodology also enables printing on a wide range of untreated fabrics, including cotton, wool, polyester, lycra, and denim. Our patented NeoPigment® ink and other consumables, have been specially formulated to be compatible with our systems and overcome the quality-related challenges that pigment-based inks have traditionally faced when used in digital printing. Our software solutions simplify workflows in the printing process, by offering a complete solution from web order intake through graphic job preparation and execution.

Building on the expertise and capabilities that we have accumulated in developing and offering differentiated solutions for the industrial DTG market, we also offer an industrial digital printing solution, the Presto MAX, which targets the on-demand Direct-to-Fabric market. While the DTG market generally involves printing on finished garments, the Direct-to-Fabric market is focused on printing on fabrics that are subsequently converted into finished garments, home décor, and other items. The Presto MAX, like our predecessor Direct-to-Fabric products, the Presto and the Allegro, utilize our proprietary wet-on-wet printing methodology and house an integrated drying and curing system. It offers the sole single-step, eco-friendly, stand-alone industrial Direct-to-Fabric digital textile printing solution available on the market, following its predecessors the Presto and the Allegro. We primarily sell the Presto MAX to innovative web-based businesses operating on-demand models that require a high degree of variety and limited quantity orders, as well as to fabric converters, which source large quantities of fabric and convert the untreated fabrics into finished materials to be sold to garment and home décor manufacturers. We believe that with the Presto MAX we are well positioned to take advantage of the growing trend towards customized fashion, home décor and on-demand fabric printing, where there is an increased focus on sustainable production. We began selling the Presto MAX commercially in 2021, two years after having introduced our Direct-to-Fabric digital textile printing solution, the Presto in 2019.

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

We intend to capitalize on the continued growth of the DTG market by expanding our diverse global customer base, focusing particularly on fast-growing web-to-print businesses. We also seek to increase our sales to existing customers, particularly sales of our ink and other consumables. At the same time, we are pursuing new high-volume customers, including new customers in the screen replacement market with the Apollo, which should help drive an increase in the sale of ink and other consumables. We also expect to extend our serviceable addressable market by introducing new features and functionality that enhance the capabilities of our systems and inks, and enable our systems to print on new types of media. We plan to accomplish these goals by investing in our direct sales force, developing new applications for our systems, introducing new solutions, and growing our relationships with channel partners.

Recent Developments

Share Repurchase Programs

On September 10, 2024, we announced that our board of directors has authorized a new program for our repurchase of up to $100 million of our ordinary shares from time to time (our prior $75 million repurchase program that was initially approved in December 2022 and was extended in July 2023 and January 2024 had already expired prior to that time, in July 2024, and repurchases could no longer be made under it).

In order to facilitate our repurchase of ordinary shares under our new share repurchase program, on November 10, 2024, we entered into an accelerated share repurchase agreement with Goldman Sachs International, or Goldman Sachs, to repurchase $75 million of our ordinary shares. Please see “Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for more information concerning our share repurchase programs.

A. Operating Results

The information contained in this section should be read in conjunction with our audited financial statements for the years ended December 31, 2022, 2023, and 2024 and related notes and the information contained in “ITEM 18. Financial Statements”. Our financial statements have been prepared in accordance with US GAAP.

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

We have historically sold our products directly and through independent distributors who resell them to customers. Sales by our distributors accounted for approximately 13% and 9% of our revenues during 2023 and 2024, respectively.

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

See “Critical Accounting Estimates-Revenue Recognition”.

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues from sales to customers for the periods indicated:

	2022		2023		2024
	$	%	$	%	$	%
	(in thousands except percentages)
U.S.	$138,515	51.0%	123,550	56.2%	$115,034	56.4%
EMEA	93,243	34.3	60,706	27.6	50,089	24.6
Asia Pacific	24,396	9.0	22,006	10.0	21,509	10.6
Other	15,364	5.7	13,524	6.2	17,193	8.4
Total revenues	$271,518	100%	219,786	100%	$203,825	100%

The change in the revenues by geographic region set forth in the above table reflects the general trends for our revenues for 2024 compared to 2023, as described below under “Comparison of the Years Ended December 31, 2024 and 2023-Revenues”.

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

Research and Development Expenses, net. The largest component of our research and development expenses, net of government grants, is salaries and related personnel expenses for our research and development employees. Research and development expenses also include, purchases of laboratory supplies; expenses related to beta testing of our systems; amortization of intangible assets; and allocated overhead costs for facilities, including rent payments under our facilities leases. We record all research and development expenses as they are incurred, except for development expenses, which are capitalized in accordance with ASC 350-40. Our current research and development efforts are primarily focused on our next generation of Direct-to-Fabric and DTG systems. We are also investing in the development of new ink formulas for our new systems, in order to expand the range of fabrics on which we can print and improve color quality and diversification of our high-resolution images and designs. We are improving our software solutions to simplify workflows in the printing process, by offering a complete solution from web order intake through graphic job preparation and execution.

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

Finance Income, Net

Finance income, net consists of interest income, foreign currency exchange gains or losses and bank fees. Foreign currency exchange changes reflect gains or losses related to changes in the value of our non-U.S. dollar denominated financial assets, primarily cash and cash equivalents, and trade payables and receivables. As of December 31, 2024, we did not have any indebtedness for borrowed amounts. Interest income consists of interest earned on our cash, cash equivalents, short-term bank deposits and marketable securities, offset by amortization of premium on marketable securities. We expect interest income to vary depending upon our average investment balances and market interest rates during each reporting period.

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

Beginning in January 2019, and with respect to its taxable results from 2019 onwards, our Israeli subsidiary further elected to apply the terms of the Investments Law as per its “Preferred Technological Enterprise,” or PTE, status. In each of 2022, 2023, and 2024, our effective tax rate was the blended rate of our Israeli tax and those of our non-Israeli subsidiaries in their respective jurisdictions of organization.

Comparison of Period-to-Period Results of Operations

In this section we provide data, as well as discussion and analysis, with respect to our results of operations for the last two years. While our statements of operations in Item 18 of this annual report cover each of the three years ended December 31, 2022, 2023, and 2024, the data, and discussion and analysis, in this Item 5.A do not address the year ended December 31, 2022, or a comparison of our results of operations for that year compared with our results of operations for the year ended December 31, 2023. In order to view that data, and discussion and analysis, please see “ITEM 5. Operating and Financial Review and Prospects - A. Operating Results - Comparison of Period-to-Period Results of Operations - Comparison of the Years Ended December 31, 2022 and 2023” in our Annual Report on Form 20-F for the year ended December 31, 2023, which we filed with the SEC on March 28, 2024.

Comparison of the Years Ended December 31, 2023 and 2024

The following tables present a comparison of the various components of our results of operations for the years ended December 31, 2023 and 2024, both in absolute amounts and as a percentage of our revenues in those respective years.

	Year Ended December 31,
	2023	2024
	(in thousands)
Revenues
Products	$161,045	$148,086
Services	58,741	55,739
Total revenues	219,786	203,825
Cost of revenues
Products	91,516	61,697
Services	61,313	50,366
Total cost of revenues	152,829	112,063
Gross profit	66,957	91,762
Operating expenses:
Research and development, net	50,060	41,578
Sales and marketing	66,836	58,413
General and administrative	37,592	29,086
Total operating expenses	154,488	129,077
Operating loss	(87,531)	(37,315)
Financial income, net	24,150	22,350
Loss before taxes on income	(63,381)	(14,965)
Taxes on income	970	1,835
Net loss	$(64,351)	$(16,800)

	Year Ended December 31,
	2023	2024
	(as a % of revenues)
Revenues
Products	73.3%	72.7%
Services	26.7	27.3
Total revenues	100	100
Cost of revenues
Products	41.6	30.3
Services	27.9	24.7
Total cost of revenues	69.5	55.0
Gross profit	30.5	45.0
Operating expenses:
Research and development, net	22.8	20.4
Sales and marketing	30.4	28.7
General and administrative	17.1	14.3
Total operating expenses	70.3	63.3
Operating loss	(39.8)	(18.3)
Finance income, net	11.0	11.0
Loss before taxes on income	(28.8)	(7.3)
Taxes on income	0.4	0.9
Net loss	(29.2)%	(8.2)%

Revenues

Revenues decreased by $16.0 million, or 7.3%, to $203.8 million in 2024 from $219.8 million in 2023, which is net of $13.8 million and $3.3 million, in 2023 and 2024, respectively, in fair value of the warrants associated with revenues recognized from Amazon. The decline in revenues was primarily driven by a 32.3% decrease in systems revenues to $33.2 in 2024 from $49 million in 2023 and a 5.1% decrease in service revenues to $55.7 million in 2024 from $58.7 million in 2023 offset in part by a 2.5% increase in ink and other consumables revenues to $114.9 million in 2024 from $112 million in 2023. The decrease in systems revenues was attributable to macro-economic headwinds and other pressures, which continued to impact customers’ systems purchasing decisions and the decline in service revenues was due principally to lower sales of AtlasMAX upgrades in 2024.

Cost of Revenues and Gross Profit

Cost of revenues decreased by $40.7 million, or 26.7%, to $112.1 million in 2024 from $152.8 million in 2023. Gross profit increased by $24.8 million, or 37.0%, to $91.8 million in 2024 from $67 million in 2023. Gross margin increased to 45.0% in 2024 compared with 30.5% in 2023. The increase in gross profit and gross margin reflects the higher proportion of comparatively higher gross margin ink and consumables revenue in our sales mix, lower charges related to the fair value of warrants deducted from revenues, and cost base reductions resulting from the restructuring.

Operating Expenses

	Year Ended December 31,
	2023		2024
		% of		% of	Change
	Amount	Revenues	Amount	Revenues	Amount	%
			($ in thousands)
Operating expenses:
Research and development, net	$50,060	22.8%	$41,578	20.4%	$(8,482)	(16.9)%
Sales and marketing	66,836	30.4	58,413	28.7	(8,423)	(12.6)
General and administrative	37,592	17.1	29,086	14.3	(8,506)	(22.6)
Total operating expenses	$154,488	70.3%	$129,077	63.4%	$(25,411)	(16.4)%

Research and Development, net. Research and development, or R&D, expenses, net of government grants, decreased by 16.9% in 2024 compared with 2023. The decrease in net R&D expenses was due primarily to the reduction in work force (as described in “Item 6.D. Employees” below), as well as a decrease in materials used as compared with 2023. As a percentage of total revenues, our R&D expenses decreased to 20.4% in 2024 from 22.8% in 2023.

Sales and Marketing. Sales and marketing expenses decreased by 12.6% in 2024 compared with 2023. This decrease was due primarily to the reduction in the average number of employees (as described in “Item 6.D. Employees” below), as well as lower spending on events and other marketing activities. As a percentage of total revenues, our sales and marketing expenses decreased to 28.7% in 2024 from 30.4% in 2023.

General and Administrative. General and administrative expenses decreased by 22.6% in 2024 compared with 2023. This was due primarily to the reduction in personnel (as described in “Item 6.D. Employees” below) . As a percentage of total revenues, our general and administrative expenses decreased to 14.3% in 2024 from 17.1% in 2023.

Financial Income, Net

Financial income, net, totaled $22.4 million in 2024 compared with $24.2 million in 2023. The $1.8 million decrease was due primarily to lower average balances and interest rates on our bank deposits and marketable securities. Financial expenses in 2024 declined to $1.7 million from $3.7 million in 2023 due mainly to lower exchange rate differences.

Taxes on Income

Taxes on income amounted to $1.8 million in 2024, compared with $1.0 million in 2023. The change was due mainly to (i) the valuation allowance recorded in 2023 against deferred tax assets, and (ii) prior years’ taxes. For more information, please see Note 14 to our consolidated financial statements that appear in Item 18 of this Annual Report.

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

B. Liquidity and Capital Resources

As of December 31, 2024, we had $35 million in cash and cash equivalents, $206 million in short term deposits and $271 million in marketable securities, which, in the aggregate, total $512 million.

Our cash requirements have principally been for working capital, capital expenditures and acquisitions, and in 2023 and 2024, our cash was also used for repurchasing our ordinary shares. Historically, we have funded our working capital requirements, primarily for inventory, accounts receivable and capital expenditures, from cash flows provided by our operating activities, investments in our equity securities, and cash and cash equivalents on hand. We have funded our acquisitions from the proceeds of our public offerings, including, most recently, our November 2021 follow-on offering, and from cash on hand.

In 2024 our capital expenditures included investment in equipment under lease, and in both 2024 and 2023, other expenditures were directed towards improvements and expansion of our worldwide locations and corporate facilities, and investment and improvements in our information technology.

The most significant elements of our working capital requirements are for inventory, accounts receivable and trade payables. We partially fund the procurement of the components of our systems that are assembled by our third-party manufacturers. Our inventory strategy includes maintaining inventory of systems and inks and other consumables at levels that we expect to sell during the successive three-month period based on anticipated customer demand. In order to hedge against the potential discontinuation of supply of inventory from our main facilities due to the ongoing military conflicts involving Israel, we increased our inventory levels in the primary global regions in which our sales occur. Our accounts receivable decreased in 2024 primarily due to collection efforts. Our trade payables increased in 2024 due mainly to an increase in materials purchases.

Based on our current business plans, we believe that our cash flows from operating activities and our existing cash resources will be sufficient to fund our projected cash requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of our sales and marketing activities, the timing of introductions of new solutions and the continuing market acceptance of our solutions, as well as other business development efforts including acquisitions. We believe that our current cash reserves will suffice for any such acquisitions, although there can be no assurance that we will not need to seek additional equity or debt financing in order to cover the cost of such potential acquisitions.

We provide below a summary of our consolidated statement of cash flows for the last two years. While our statements of cash flows in Item 18 of this annual report include cash flow data for each of the three years ended December 31, 2022, 2023, and 2024, the data and discussion contained in this Item 5.B is limited to a comparison of our liquidity and capital resources- including cash flows- for the years ended December 31, 2023 and 2024. For a discussion of our cash flows for the year ended December 31, 2022, and a comparison of those cash flows with those for the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2023, which we filed with the SEC on March 28, 2024.

The following table presents the major components of net cash flows for our last two fiscal years:

	Year Ended December 31,
	2023	2024
	(in thousands)
Net cash provided by (used in) operating activities	$(34,682)	48,725
Net cash provided by investing activities	26,212	31,488
Net cash used in financing activities	(56,522)	(84,815)

Net Cash Provided by (Used in) Operating Activities

Year Ended December 31, 2024

Net cash provided by operating activities in the year ended December 31, 2024 was $48.7 million.

Net cash provided by operating activities in 2024 reflected a net loss of $16.8 million, the elimination of non-cash expense line items, such as share-based compensation expenses of $21.8 million, restructuring expenses of $1.2 million, depreciation and amortization of $13.0 million and the fair value of warrants deducted from revenues of $3.3 million, and a decrease of accounts receivable of $28.2 million, a decrease in inventory of $3.0 million, and an increase in trade payables of $2.2 million. These changes were only partly offset by a decrease in accrued expenses and other liabilities of $9.0 million.

The decrease in trade receivables, net reflects lower days sales outstanding, or DSO, of 116 days for the year ended December 31, 2024, compared with 155 days for the year ended December 31, 2023.

The decrease in accrued expenses and other liabilities, as well as in trade payables, and the increase in inventory, were due primarily to lower business activities, including reduced systems sales throughout the year.

Year Ended December 31, 2023

Net cash used in operating activities in the year ended December 31, 2023 was $34.7 million.

Net cash used in operating activities in 2023 reflects a net loss of $64.4 million and the elimination of non-cash expense line items, such as share-based compensation expenses of $22.6 million, restructuring expenses of $19.1 million, depreciation and amortization of $14.7 million and the fair value of warrants deducted from revenues of $13.8 million. These adjustments were offset by the elimination of certain non-cash changes to our operating assets and liabilities, which, when eliminated, had a net impact of increasing the cash used in our operating activities, including an increase of accounts receivables of $19.2 million, a decrease in accrued expenses and other liabilities of $10.5 million and a decrease in trade payables of $6.5 million, partially offset by an increase in inventory, net of $11.0 million.

The increase in accounts receivables reflects a higher portion of receivables with extended payment terms, with days sales outstanding, or DSO, increasing to 155 days for the year ended December 31, 2023, compared with 91 days for the year ended December 31, 2022.

The decrease in accrued expenses and other liabilities, as well as in trade payables, and the increase in inventory, were due primarily to lower business activities, including reduced systems sales throughout the year.

Net Cash Provided by Investing Activities

Year Ended December 31, 2024

Net cash provided by investing activities in the year ended December 31, 2024, was $31.5 million. Net cash provided by investing activities for the year ended December 31, 2024, was primarily attributable to proceeds from short-term bank deposits and marketable securities of $109.3 million, only partly offset, by $62.7 million investments in marketable securities and purchase of property, plant and equipment, including equipment under lease, of $15.9 million.

Year Ended December 31, 2023

Net cash provided by investing activities in the year ended December 31, 2023, was $26.2 million. Net cash provided by investing activities for the year ended December 31, 2023, was primarily attributable to proceeds from short-term bank deposits and marketable securities of $67.2 million, partly offset by the purchase of property, plant and equipment of $7.0 million and the $34.0 million investment in marketable securities.

Net Cash Used in Financing Activities

Year Ended December 31, 2024

Net cash used in financing activities was $84.8 million for the year ended December 31, 2024 and was primarily attributable to the repurchase of ordinary shares in an amount of $84.1 million.

Year Ended December 31, 2023

Net cash used in financing activities was $56.5 million for the year ended December 31, 2023 and was primarily attributable to the repurchase of ordinary shares in an amount of $55.8 million.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last three years pursuant to those programs, please see “ITEM 5. Operating and Financial Review and Prospects- A. Operating Results- Components of Statement of Operations- Operating Expenses- Research and Development Expenses, net” and “ITEM 5. Operating and Financial Review and Prospects- A. Operating Results- Comparison of Period to Period Results of Operations- Comparison of the Years Ended December 31, 2023 and 2024- Operating Expenses-- Research and Development, net” and the corresponding portions of our Annual Report on Form 20-F for the year ended December 31, 2023, which we filed with the SEC on March 28, 2024.

D. Trend Information

Our results of operations and financial condition may be affected by various trends and factors discussed in “ITEM 3.D Risk Factors,” including “If the market for digital textile printing does not develop as we anticipate, our sales may not grow as quickly as expected and our share price could decline”, and “Macro-economic headwinds caused by inflation, relatively high interest rates and limited credit availability have been adversely impacting our revenues and profitability, and may continue to do so”, and in “ITEM 4.B Business Overview-Industry Overview.”

Additional trends that could potentially impact our results of operations and financial condition include changes in political, military or economic conditions in Israel and in the Middle East, and (given the rising level of cyber-attacks globally and targeting of Israeli companies), any potential cyber-attack on our IT systems. We believe that any such trends could have a material effect on our results of operations, liquidity, or financial condition or could cause our reported financial information not to be necessarily indicative of future operating results or financial condition.

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

Revenues from services are derived mainly from the sale of print heads, spare parts, upgrade kits, software subscription and service contracts. Our print heads, spare parts and upgrade kits revenues are recognized at the point in time when control has transferred, in accordance with the agreed-upon delivery terms. Service contracts and software subscriptions are recognized over time, on a straight-line basis, over the period of the service.

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

As of December 31, 2024, we had $60.3 million of inventory, of which $32.5 million consisted of raw materials and components and $27.8 million consisted of completed systems, ink and other consumables. We recorded inventory write-offs of $11.4 million, $22.0 million, and $4.6 million for the years ended December 31, 2022, 2023, and 2024, respectively.

Recently Issued and Adopted Accounting Pronouncements

For a summary of recent accounting pronouncements applicable to our consolidated financial statements see Note 2, “Significant Accounting Policies” to the Consolidated Financial Statements included in Part III, Item 18 of this Annual Report on Form 20-F.

ITEM 6. Directors, Senior Management and Employees.

A. Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this annual report:

Name	Age	Position
Executive Officers
Ronen Samuel	56	Chief Executive Officer and Director
Lauri Hanover	65	Chief Financial Officer
Daniel Gazit	53	Chief Product Officer
Kobi Mann	45	Chief Technology Officer
Directors (who are not also executive officers)
Yuval Cohen(3)	62	Chairman of the Board of Directors
Ofer Ben-Zur(3)	60	Director
Naama Halevi Davidov(1)(3)	54	Director
Stephen Nigro(1)(2)(3)	65	Director
Dov Ofer(1)(2)(3)	71	Director
Gabi Seligsohn(2)(3)	58	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Independent director under the Nasdaq Stock Market rules.

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

Daniel Gazit has served as our Chief Product Officer since November 2022. Daniel joined Kornit as vice president and general manager of the Direct-to-Fabric business in 2019, and later led the Global Customer success organization. Daniel has more than 20 years’ experience leading large-scale customer facing and operational organizations in the high-tech industry. Prior to joining Kornit, Daniel held the position of VP Professional Service and Delivery at TEOCO and served as the vice president of global services at Comverse. His prior experience includes various business, technical and operational leadership positions in global high-tech organizations. Daniel holds a B.Sc. in industrial engineering and management from Tel-Aviv University.

Kobi Mann has served as our Chief Technology Officer since January 2020, prior to which he had held the position of VP Consumables & Application development since September 2017. Kobi Mann joined Kornit in 2004 as an R&D Chemist and has held core technology roles. As one of Kornit’s founders he brings over 17 years of experience in the field of Inkjet Technology. Kobi has played a critical role in the design and the execution of core projects and processes in the company. During his tenure at Kornit, he has managed and led R&D Chemistry, technology groups, transfer to production, print heads and QA as well as led Kornit’s Ink plant design. Prior to his executive position, Kobi held several managerial positions including Business Development of Consumables and Director of Global Application, an area he established in Kornit. Kobi holds a B.Sc. Chemistry and Executive MBA - both from Bar Ilan University in Israel.

Directors

Yuval Cohen has served as the Chairman of our board of directors since August 2011. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in 2004 and our former controlling shareholder. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners (“JVP”), an Israeli-based venture capital fund. Prior to joining JVP, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (Nasdaq: DSPG), and Intel Corporation (Nasdaq: INTC). Currently, Mr. Cohen serves as chairman of the board of directors of each of Radware Ltd. (Nasdaq: RDWR) and Cellcom Israel Ltd. (TASE: CEL), and is expected to be appointed to the board of directors of Stratasys Ltd. (Nasdaq: SSYS) on March 31, 2025. He also serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Harvard Business School.

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

Stephen Nigro has served as a member of our board of directors since August 2019, after having served as a strategic advisor to our company from April through August 2019. Mr. Nigro retired in early 2019 after 37 years at Hewlett-Packard, or HP, most recently serving as President of HP’s 3D printing business, where he created and scaled a new technology and business, serving as a driving force towards HP’s leadership in both the plastic and metal 3D printing markets. Mr. Nigro currently is a director at Desktop Metals (NYSE:DM). He also serves on the Oregon Economic Development Committee and is a member of iUrbanTeen, Executive Council which promotes STEM education to underrepresented teens. Prior to heading HP’s 3D printing business, Mr. Nigro served as Senior Vice President of HP Imaging and Printing Business, where he was responsible for leading HP’s World Wide HP 2D printing business. Prior to that position, Mr. Nigro led the World Wide Inkjet and Graphics Business, which served the consumer, business, and Graphics segments, with both inkjet and LEP printing solutions. Mr. Nigro was involved in initiating several matters at HP, including: delivery of the first HP color inkjet solution to the market; setting up HP’s Inkjet Supplies operation in Singapore; development of HP’s first off-axis inkjet platform; HP’s move into the low-end consumer printing market, delivering a new low-end inkjet platform; creation and scaling of the HP Graphics printing business; the connected printing strategy introducing big data and a new Instant Ink business model; and the creation of the HP 3D printing business. Mr. Nigro spent time at HP’s locations in San Diego, California; Corvallis, Oregon; Singapore; Palo Alto; and Vancouver, Washington. Mr. Nigro holds a bachelor’s degree in mechanical engineering from the University of California at Santa Barbara and a master’s degree in electrical engineering from Stanford University.

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

Gabi Seligsohn has served as a member of our board of directors since May 2015. He also served as our Chief Executive Officer from April 2014 through July 2018, and led our successful IPO in April 2015. From August 2006 until August 2013, Mr. Seligsohn served as the President and Chief Executive Officer of Nova Measuring Instruments Ltd., or Nova (Nasdaq: NVMI), a designer, developer and producer of optical metrology solutions. From 1998 until 2006, Mr. Seligsohn served in several leadership positions in Nova. Mr. Seligsohn currently serves as a senior advisor to PSG private equity and works as an advisor to several privately held technology companies. He holds an LL.B. from the University of Reading.

Arrangements Concerning Election of Directors; Family Relationships

Our board of directors consists of seven directors. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers or senior management members.

B. Compensation

The aggregate cash compensation recorded and equity-based compensation and other compensation expensed by us and our subsidiaries for our directors and executive officers with respect to the year ended December 31, 2024 was $6.1 million. The foregoing sum includes approximately $0.2 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

The forgoing aggregate compensation includes cash fees recorded and equity compensation expensed for two of our former directors, Jae Hyun (Jay) Lee and Yehoshua (Shuki) Nir, who served during 2024, from the start of the year through October 10, 2024 and December 31, 2024, respectively.

The following table presents the grant dates, number of options, RSUs and PSUs, and related exercise prices and expiration dates of options and RSUs granted to our directors and executive officers for the year ended December 31, 2024:

Grant Date	Number of Options	Number of RSUs	Number of PSUs	Exercise Price (per Share) of Options	Expiration Date of Options
March 14, 2024	-	39,466	-	-	-
July 11, 2024	-	104,526	-	-	-
August 12, 2024	65,036	39,967	151,700	$16.48	August 12, 2034
August 29, 2024	-	49,168	-	-	-

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

In addition, commencing with our 2020 annual general meeting of shareholders, we provide for annual RSU grants to our non-employee directors. The number of RSUs granted to each director is linked to a fixed value- $115,000 for each non-employee director. The actual number of RSUs to be granted each year with the foregoing $115,000 value is determined based on the closing price of our ordinary shares on the Nasdaq Global Select Market on the date of our annual shareholder meeting. Our RSU grant agreements for non-employee directors are subject to the following additional terms:

●	the RSUs are granted to each non-employee director as of the date of each annual shareholder meeting;

●	the RSUs vest in their entirety on the earlier of (x) the first anniversary of the grant or (y) the next annual general meeting of shareholders, provided the director continues to serve as a director of our company at such date;

●	the RSUs, to the extent then unvested, become fully vested (a) immediately prior to the consummation of a Change of Control (as defined under our 2015 Plan or 2025 Plan, as applicable (as described below)) in which the director is required to resign from or is otherwise terminated from service as a director, or (b) upon termination of service of such director occurring immediately after the consummation of a Change of Control; and

●	the RSUs are otherwise subject to the terms of the 2015 Plan (for grants through 2024) or the 2025 Plan (for grants during or after 2025).

Executive Officer Compensation

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2024, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, variable compensation, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding Covered Executives(1)

	Base	Benefits and	Variable	Equity-Based
	Salary	Perquisites	compensation	Compensation	Total
Name and Principal Position(2)	($)	($)(3)	($)(4)	($)(5)	($)
		(in thousands, US dollars)
Ronen Samuel, Chief Executive Officer	407	38	-	2,090	2,535
Yaakov Mann, Chief Technology Officer	238	36	-	787	1,061
Ilan Elad, President KDAM	362	26	46	574	1,008
Tomer Artzi, President KDAP	203	294	-	311	808
Lauri Hanover, Chief Financial Officer	281	73	-	230	584

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.

(2)	All current executive officers listed in the table were our full-time employees during 2024. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2024.

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life, disability, accident), convalescence pay, payments for social security, housing and education, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4)	Amounts reported in this column refer to incentive and variable compensation payments which were paid or accrued with respect to 2024.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2024 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph (u) of Note 2 to our audited financial statements, which are included in “ITEM 18. Financial Statements” of this annual report.

2012 Share Incentive Plan

In October 2012, our board of directors adopted and our shareholders approved our 2012 Share Incentive Plan, or the 2012 Plan. The 2012 Plan replaced our 2004 Plan. We no longer grant equity awards under the 2012 Plan because it was superseded by the 2015 Plan and expired (for purposes of granting new awards) in October 2022, although awards that were previously granted under the 2012 Plan remain outstanding. The 2012 Plan provided for the grant of options, restricted shares, restricted share units and other share-based awards to our and our subsidiaries’ and affiliates’ directors, employees, officers, consultants, advisors, and any other person whose services are considered valuable to us or our affiliates, to continue as service providers, to increase their efforts on our behalf or on behalf of our subsidiary or affiliate and to promote the success of our business. As of December 31, 2024, we had options to purchase 20,727 ordinary shares that remained outstanding under the 2012 Plan.

2015 Incentive Compensation Plan

In March 2015, we adopted our 2015 Incentive Compensation Plan, or the 2015 Plan. The 2015 Plan provides for the grant of share options, share appreciation rights, restricted share awards, restricted share units, cash-based awards, other share-based awards and dividend equivalents to our company’s and our affiliates’ respective employees, non-employee directors and consultants. The reserved pool of shares under the 2015 Plan was the sum of (i) 661,745 shares; plus (ii) on January 1 of each calendar year during the term of the 2015 Plan, a number of shares equal to the least of: (x) 3% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, (y) an amount determined by our board of directors, and (z) 1,965,930 shares. From and after the effective date of the 2025 Plan (as described below), no further grants or awards will be made under the 2015 Plan, as all ordinary shares available for issuance under the 2015 Plan have been transferred to the initial pool of ordinary shares under the 2025 Plan. Nevertheless, outstanding awards under the 2015 Plan remain subject to the terms of the 2015 Plan. Generally, shares that are forfeited, cancelled, terminated or expire unexercised, settled in cash in lieu of issuance of shares under the 2015 Plan or the 2012 Plan shall be available for issuance pursuant to new awards under the 2025 Plan. In addition, any shares tendered or withheld to pay the exercise price, purchase price of an award, or any withholding taxes shall be available for issuance pursuant to new awards under the 2025 Plan. Shares delivered pursuant to “substitute awards” (awards granted in assumption or substitution of awards granted by a company acquired by us) shall not reduce the shares available for issuance under the 2025 Plan.

As of December 31, 2024, we had options to purchase 593,921 ordinary shares and 2,158,723 unvested RSUs (a portion of which are subject to performance based vesting conditions), outstanding under the 2015 Plan. As of December 31, 2024, we had no additional ordinary shares reserved for additional grants under the 2015 Plan, since all ordinary shares available for issuance under the 2015 Plan had been transferred to the initial pool of ordinary shares under the 2025 Plan.

Subject to applicable law, the 2015 Plan is administered by our compensation committee, which has full authority in all matters related to the discharge of its responsibilities and the exercise of its authority under the plan.

2015 Israeli Sub Plan

The 2015 Israeli Sub Plan provides for the grant by us of awards pursuant to Sections 102 and 3(i) of the Ordinance, and the rules and regulations promulgated thereunder. The 2015 Israeli Sub Plan was effective with respect to awards granted as of 30 days from the date we submitted it to the ITA. The 2015 Israeli Sub Plan provides for awards to be granted to those of our or our affiliates’ employees, directors and officers who are not Controlling Shareholders, as defined in the Ordinance, and who are considered Israeli residents, to the extent that such awards either are (i) intended to qualify for special tax treatment under the “capital gains track” provisions of Section 102(b) of the Ordinance or (ii) not intended to qualify for such special tax treatment. The 2015 Israeli Sub Plan also provides for the grant of awards under Section 3(i) of the Ordinance to our Israeli non-employee service providers and Controlling Shareholders, who are not eligible for such special tax treatment.

Upon our adoption of the 2025 Plan in December 2024 (as described below), we will no longer make future grants under the 2015 Israeli Sub Plan, although outstanding awards under the 2015 Israel Sub Plan will continue to be governed by that plan.

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

Upon our adoption of the 2025 Plan in December 2024 (as described below), we will no longer make future grants under the 2015 U.S. Sub Plan, although outstanding awards under the 2015 U.S. Sub Plan will continue to be governed by that plan.

2025 Share Incentive Plan

Because the 2015 Plan would have expired in March 2025, in December 2024, our board of directors adopted a new share incentive plan— the 2025 Share Incentive Plan, or the 2025 Plan. Outstanding grants under the 2012 Plan and 2015 Plan under which an aggregate of 2,752,644 ordinary shares may be issued will remain subject to those plans even after the expiration of those plans, but all ordinary shares that were unallocated to prior grants under the 2015 Plan as of the effectiveness of the 2025 Plan, or that subsequently become available under the 2012 Plan or 2015 Plan due to the expiration, cancellation, forfeiture or other surrender of outstanding grants under the 2012 Plan or 2015 Plan, have become or will become available for new grants under the 2025 Plan.

Authorized Shares. Upon its effectiveness, the 2025 Plan had a total of 2,122,421 ordinary shares reserved and initially available for issuance, consisting of (i) 1,450,289 ordinary shares that were rolled over from the 2015 Plan (which shares were unused under the 2015 Plan as of the effectiveness of the 2025 Plan) and (ii) 672,132 newly allocated ordinary shares.

In addition to the foregoing 2,122,421 ordinary shares initially available under the 2025 Plan, up to 2,752,644 ordinary shares, in the aggregate, that underlie outstanding awards under the 2012 Plan and 2015 Plan, may, (i) if the related award expires or is canceled, terminated, forfeited, repurchased or settled in cash in lieu of issuance of shares, for any reason, without having been exercised, or (ii) if permitted by us, if are tendered to pay (x) the exercise price of an award or (y) withholding tax obligations, will, in any such case, become available for issuance under the 2025 Plan. Similarly, ordinary shares from among the initial 2,122,422 shares reserved under the 2025 Plan that become subject to an award and are ultimately not issued (for any of the foregoing reasons) will become available once again under the 2025 Plan.

In keeping with the recommendation of institutional shareholder and proxy advisory groups, the 2025 Plan does not contain an “evergreen” provision that provides for an automatic annual increase in the number of ordinary shares available under the plan. Instead, we plan to increase the pool of shares available under the 2025 Plan on an as-needed basis, without equaling or surpassing the recommended limit of 10% dilution from all of the 2012 Plan, 2015 Plan and 2025 Plan, in the aggregate, to our shareholders on a fully-diluted basis.

Administration. A duly authorized committee of our Board (which, based on prior authorization by our Board, is our compensation committee), or, in the absence of any such committee, the Board itself, will administer the 2025 Plan. Under the 2025 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2025 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards and take all actions and make all other determinations necessary for the administration of the 2025 Plan.

Eligibility. The 2025 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Tax Ordinance, or the Ordinance and Section 3(i) of the Ordinance, and, for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

Awards. The 2025 Plan provides for the grant of share options (including nonqualified stock options), ordinary shares, restricted shares, restricted share units and other share-based awards to employees, directors, officers, consultants, advisors and any other persons or entities who provides services to the company or any parent, subsidiary or affiliate thereof, subject to the terms and conditions of the 2025 Plan. Options granted under the 2025 Plan to our employees who are U.S. residents may only be non-qualified stock options.

Grant and Exercise. All awards granted pursuant to the 2025 Plan will be evidenced by an award agreement in a form approved, from time to time, by the administrator in its sole discretion. Unless otherwise determined by the administrator and stated in the award agreement, and subject to the conditions of the 2025 Plan, awards vest and become exercisable under the following schedule: 25% of the shares covered by the award, on the first anniversary of the vesting commencement date determined by the administrator (and in the absence of such determination, the date on which such award was granted), and 6.25% of the shares covered by the award at the end of each subsequent three-month period thereafter over the course of the following three years; provided that the grantee remains continuously as an employee or provides services to the Company throughout such vesting dates. The exercise period of an award will be ten years from the date of grant of the award, unless otherwise determined by the administrator and stated in the award agreement.

Termination of Employment. In the event of termination of a grantee’s employment or service with the Company or any of its affiliates (including by reason of death, disability or retirement), different rules apply as to the length of time during which all vested and exercisable awards held by such grantee as of the date of termination may be exercised after such date of termination. In the case of termination due to death during employment or service for the Company or any of its affiliates, or within the three month period (or such longer period of time as determined by the Board, in its discretion) after the date of termination, any outstanding awards shall automatically vest (to the extent not yet vested).

Any awards which are unvested as of the date of such termination (other than in the case of death, as described above) or which are vested but not then exercised within the applicable period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2025 Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with us or any of our affiliates is terminated for “cause” (as defined in the 2025 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2025 Plan. In the case of termination for cause, any shares issued upon exercise or (if applicable) vesting of awards, shall be deemed to be irrevocably offered for sale to us.

Adjustments due to Transactions. The 2025 Plan provides for appropriate adjustments to be made to the plan and to outstanding awards under the plan in the event of a share split, reverse share split, share dividend, distribution, recapitalization, combination, reclassification of our shares, or any similar recapitalization events.

In the event of any type of merger, consolidation, similar transaction with or into another corporation, exchange of shares, a business combination, a reorganization, a spin-off or other corporate divestiture or division, or other similar occurrences, any adjustments as determined by the compensation committee may be made without the need for a consent of any holder of an award.

With respect to the distribution of a cash dividend to all holders of ordinary shares, the compensation committee shall have the authority to determine, without award holder consent, that the exercise price of any award that is outstanding and unexercised on the record date of such distribution, shall be reduced by an amount equal to the per share gross dividend amount distributed by us. The compensation committee may determine that the exercise price following such reduction shall be not less than the par value of a share. The approval of our shareholders will need to be obtained for that reduction in exercise price.

In the event of a sale of all, or substantially all, of our ordinary shares or assets, a merger, consolidation amalgamation, or similar transaction, or certain changes in the composition of the board of directors, or liquidation or dissolution, or such other transaction or circumstances that the Board determines to be a relevant transaction, then the compensation committee shall make determinations with respect to the treatment of awards as it deems appropriate.

Amendment and Termination. The board may suspend, terminate, modify or amend the 2025 Plan at any time; provided that no termination or amendment of the 2025 Plan shall affect any then outstanding award unless expressly provided by the board. Shareholder approval of any amendment to the 2025 Plan will be obtained to the extent necessary to comply with applicable law. The administrator at any time and from time to time may modify or amend any award theretofore granted under the 2025 Plan, including any award agreement, whether retroactively or prospectively.

Total Dilution Under Share Incentive Plans

The following table presents equity incentive data for our Company on a prospective basis, as of the effectiveness of the 2025 Plan (and not including ordinary shares issuable under the ESPP, as described below):

Shares Available Under 2012 Plan and 2015 Plan			Shares Available Under 2025 Plan			Total Shares Available Under All Plans	Fully Diluted Share Capital (# of Shares)	Percentage of Fully Diluted Share Capital Allocated to All Plans in Total (% Dilution)
(a) Underlying Outstanding Options	(b) Underlying Outstanding RSUs	(c) Total (a+b)	(d) Unallocated Shares Being Carried Over from 2015 Plan	(e) Newly Allocated Shares Under 2025 Plan	(f) Total (d+e)	(g) (c+f)	(h)	(i) (g/h)
593,921	2,158,723	2,752,644	1,450,289	672,132	2,122,421	4,875,065	52,869,971	9.2%

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

To date, we have not implemented or enabled purchases of ordinary shares by our employees under our ESPP.

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

Under our articles, our board of directors must consist of at least five and not more than nine directors, including, to the extent applicable, at least two external directors who may be required to be appointed under the Companies Law. As of the date of this report, our board of directors consists of seven directors. Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors, to the extent applicable). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that at each annual general meeting the term of office of only one class of directors expires. Each director will hold office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles.

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

As a result of our election to be exempt from the external director requirement under the Companies Law, each of our directors (including our two directors who formerly served as external directors) is now assigned to one of the three, staggered classes of our board of directors, as follows:

(i)	the Class I director is Dov Ofer, whose term will expire at our annual general meeting of shareholders to be held in 2025 and when his successor is elected and qualified;

(ii)	the Class II directors are Ofer Ben-Zur, Naama Halevi Davidov and Gabi Seligsohn, and their terms expire at our annual general meeting of shareholders to be held in 2026 and when their successors are elected and qualified; and

(iii)	the Class III directors are Yuval Cohen, Stephen Nigro and Ronen Samuel, and their terms expire at our annual general meeting of shareholders to be held in 2027 and when their successors are elected and qualified.

Our board of directors has determined that six of our directors, consisting of Yuval Cohen, Ofer Ben-Zur, Stephen Nigro, Dov Ofer, Gabi Seligsohn and Naama Halevi Davidov, constituting a majority of the members of the board, are independent under the rules of the Nasdaq Stock Market. The definition of independent director under the Nasdaq Stock Market rules specifies criteria whose aim is to ensure that there is no factor that would impair the ability of the independent director to exercise independent judgment, and furthermore requires that the board of directors affirmatively determine that the independent director can exercise independent judgment.

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

In addition, our articles allow our board of directors to appoint directors to fill vacancies on our board of directors for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated. When we are subject to, or choose to be bound by, the requirement to elect external directors, they are elected for an initial term of three years and may be elected for additional three-year terms under the circumstances described below.

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

Board Committees

Audit Committee

Our audit committee consists of three members: Naama Halevi Davidov (Chairperson), Dov Ofer, and Stephen Nigro.

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

Audit Committee Role

Our board of directors has adopted an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules and regulations of the SEC and the listing requirements of the Nasdaq Stock Market, as well as the requirements for such committee under the Companies Law, including the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors and shareholders in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor; and

●	Reviewing and pre-approving the terms of audit, audit-related and all permitted non-audit services provided by the independent registered public accounting firm.

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

Under the Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is material or extraordinary under the Companies Law) (see “-Approval of Related Party Transactions under Israeli Law”);

●	establishing the approval process (including, potentially, the approval of the audit committee and conducting a competitive procedure supervised by the audit committee) for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;

●	reviewing and approving the yearly or periodic work plan proposed by the internal auditor;

●	examining our internal audit controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to fulfill his or her responsibilities;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

●	establishing procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by company employees of concerns regarding questionable accounting or auditing matters, and the protection to be provided to such complaining employees.

As part of its capacity in overseeing risk management activities and monitoring management’s policies and procedures, our audit committee also plays a significant strategic role in coordinating our cyber risk initiatives and policies and confirming their efficacy.

Compensation Committee and Compensation Policy

Our compensation committee consists of three members: Dov Ofer (Chairman), Stephen Nigro and Gabi Seligsohn.

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

Consistent with the foregoing requirements, following the recommendation of our compensation committee, our board and our shareholders last approved our updated compensation policy in July 2023 and August 2023, respectively. Following those approvals, the compensation policy (in updated form, if applicable) will need to be recommended by the compensation committee and presented for the approval of the board and shareholders, every three years, in accordance with the requirements of the Companies Law.

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

Compensation Committee Role

Our board of directors has adopted a compensation committee charter that sets forth the responsibilities of the compensation committee, which include:

●	the responsibilities set forth in the compensation committee charter;

●	administering our equity incentive plans, including the approval of the adoption of such plans, amending and interpreting such plans, and making awards to eligible persons under the plans; and

●	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

ESG

Our board is responsible for formulating policy, devising strategy, and ensuring governed execution concerning all ESG matters.

With respect to oversight of ESG-related risks and opportunities, the board may assign responsibility for oversight of matters most applicable to representatives of middle and senior management to relevant departments of our company.

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

D. Employees

As of December 31, 2024, we had 715 employees, with 396 located in Israel, 120 in the United States, 158 in Europe and 41 in Asia Pacific. The following table shows the breakdown of our workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of December 31,
Area of Activity	2022	2023	2024
Service	160	151	153
Sales and marketing	205	208	121
Manufacturing and operations	179	151	126
Research and development	239	223	206
General and administrative	151	140	109
Total	934	873	715

 The decreases in the number of our employees from 2022 to 2023, and again from 2023 to 2024, were primarily related to our strategic plan to increase our profitability, in part by downsizing our workforce in those years. The decreases in employees were primarily focused on areas in which we viewed our staffing as misaligned with the decline in revenues in those years. Consequently, we decreased the sizes of our sales and marketing and general and administrative departments significantly in 2024, while also steadily reducing our manufacturing and operations, and research and development departments in each of 2023 and 2024, to be proportionate with our needs.

With respect to our Israeli employees, Israeli labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, payments to the National Insurance Institute, equal opportunity and anti-discrimination laws and other conditions of employment. While none of our employees is party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of the Economy and Industry. These provisions primarily concern pension fund benefits for all employees, insurance for work-related accidents, recuperation pay and travel expenses. We generally provide our employees with benefits and working conditions beyond the required minimums. With respect to our German employees, German and European labor laws govern the common employment terms including worktime, annual leave and employment termination. In addition to that our Kornit Digital Europe GmbH employees have a work council. The work council must be consulted about specific employee related issues and has the right to make proposals to management according to the German Works Constitution Act (BetrVG).

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2025 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of February 28, 2025 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

Unless otherwise noted below, each shareholder’s address is c/o Kornit Digital Ltd., 12 Ha’Amal Street, Rosh -Ha’Ayin 4809246, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

The percentages set forth below are based on 45,327,503 ordinary shares outstanding (which excludes 5,773,222 Treasury shares) as of February 28, 2025.

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

Name	Number of Shares Beneficially Held		Percent
5% or Greater Shareholders
Morgan Stanley(1)	3,557,137		7.9%
Artisan Partners Limited Partnership(2)	3,332,849		7.4%
Senvest Management, LLC(3)	4,233,349		9.3%
Chicago Capital LLC (4)	2,493,680		5.5%
Directors and Executive Officers
Yuval Cohen	*		*
Naama Halevi Davidov
Ofer Ben-Zur	*		*
Lauri Hanover	*		*
Stephen Nigro
Dov Ofer	*		*
Gabi Seligsohn
Ronen Samuel	*		*
Daniel Gazit	*		*
Kobi Mann	*		*
All Directors and Executive Officers as a Group (10 persons)	*	(5)	*

*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)

The address of this shareholder is 1585 Broadway New York, NY 10036 . The information in this row is provided as of December 31, 2024, based on Amendment No. 2 to a statement of beneficial ownership on Schedule 13G, filed by Morgan Stanley with the SEC on February 4, 2025. The ordinary shares included in the beneficial ownership of this shareholder are beneficially owned, or may be deemed to be beneficially owned, by certain operating units (collectively referred to as the MS Reporting Units) of Morgan Stanley and its subsidiaries and affiliates (collectively referred to as MS). They do not include ordinary shares, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units.

(2)

The address of this shareholder is 875 E. Wisconsin Ave., Suite 800, Milwaukee, WI 53202. The information in this row is provided as of December 31, 2024, based on a report of institutional investment manager on Form 13F filed by Artisan Partners Limited Partnership with the SEC on February 12, 2025. The shares reported for this shareholder have been acquired on behalf of discretionary clients of Artisan Partners Limited Partnership, or APLP.  APLP possesses sole voting power with respect to 2,835,917 of such shares, while lacking voting power with respect to 496,932 of such shares.

(3)	The address of this shareholder is 540 Madison Avenue, 32nd Floor, New York, New York 10022. The information in this row is provided as of December 31, 2024, based on a report of institutional investment manager on Form 13F filed by Senvest Management, LLC with the SEC on February 13, 2025. The ordinary shares reported in this row are held in the account of Senvest Master Fund, LP and Senvest Technology Partners Master Fund, LP, which we collectively refer to as the Senvest Investment Vehicles. Senvest Management, LLC may be deemed to beneficially own the securities held by the Senvest Investment Vehicles by virtue of Senvest Management, LLC’s position as investment manager of the Senvest Investment Vehicles. Mr. Richard Mashaal may be deemed to beneficially own the securities held by the Senvest Investment Vehicles by virtue of Mr. Mashaal’s status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by any of the foregoing persons or entities as to beneficial ownership of those ordinary shares.
(4)	The address of this shareholder is 135 South LaSalle Street, Suite 4200, Chicago, IL 60603. The information in this row is provided as of February 28, 2024, based on a statement of beneficial ownership on Schedule 13G filed by Chicago Capital LLC with the SEC on March 4, 2024.
(5)	Consists of ordinary shares, and additional ordinary shares underlying options, RSUs and PSUs that may be exercised or settled (as applicable) by our directors and executive officers within 60 days of February 28, 2025.

Recent Significant Changes in the Percentage Ownership of Major Shareholders

Each of Artisan Partners Limited Partnership, Granahan Investment Management, LLC (a former major shareholder of ours) and Senvest Management, LLC became a new 5% shareholder over the course of 2022, reporting beneficial ownership that constituted 8.8%, 7.0% and 8.3% of our outstanding ordinary shares, respectively, in February 2023. Also, in February 2023, Wasatch Advisors Inc. (a former major shareholder of ours) reported that it had increased its beneficial ownership percentage from 6.9% to 9.4%, reflecting an increase over the course of 2022.

In February 2024, each of Wasatch Advisors Inc. and Granahan Investment Management, LLC reported that its beneficial ownership had decreased below 5% during 2023, thereby causing it to cease to be a major shareholder of ours. In addition, Artisan Partners Limited Partnership reported a decrease in its beneficial ownership over the course of 2023, whereby it held 7.8% of our outstanding shares as of February 2024, while Senvest Management, LLC reported an increase in its beneficial ownership in 2023, with its holdings comprising 9.2% of our outstanding shares as of February 2024. A new major shareholder, Morgan Stanley, acquired ordinary shares in 2023 that constituted 6.6% of our outstanding ordinary shares as of February 2024. In March 2024, Chicago Capital LLC reported that its beneficial ownership had increased to 5.2% as of February 28, 2024, thereby causing it to become a new major shareholder of ours.

In February 2025, each of Artisan Partners Limited Partnership, Senvest Management, LLC and Morgan Stanley reported changes to its beneficial ownership of our ordinary shares over the course of 2024. Based on those reports, Artisan Partners Limited Partnership’s beneficial ownership decreased to 7.4%, while the beneficial ownership of Senvest Management, LLC and Morgan Stanley increased slightly, to 9.3% and 7.9%, respectively, of our outstanding ordinary shares (each such percentage reflects ownership as of February 28, 2025).

Other than the foregoing, there have been no recent significant changes in the percentage ownership of major shareholders.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of February 14, 2025, there were three holders of record of our ordinary shares, of which one record holder, holding approximately 90.2% of our outstanding ordinary shares, had a registered address in the United States. These numbers are not representative of the number of beneficial holders of our shares, nor is it representative of where such beneficial holders reside, since all of these shares held of record in the United States were held through CEDE & Co., the nominee company of the Depository Trust Company, on behalf of hundreds of firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B. Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, since January 1, 2024, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

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

Compensation Arrangement for CEO

At our 2022 special general meeting of shareholders, held on December 29, 2022, our shareholders approved (following approval by our compensation committee and board of directors) an updated compensation package for our chief executive officer (the “CEO”), Ronen Samuel. We have provided below the updated compensation figures for the CEO, as adjusted, based on that approval by our shareholders:

Base Salary: NIS 1.51 million (approximately $407,000)

Target Annual Bonus (% Base Salary): 100%
Target Total Cash (Base + Bonus): $814,000
Long-Term Incentive/ Equity Target Value: $2,500,000 annually
Target Total Direct Compensation: $3,314,000

The compensation package includes the following specific elements:

(i)	Total Shareholder Return (TSR) PSUs: PSUs valued at approximately $1,250,000 are granted to the CEO annually.

●	The actual number of TSR PSUs to be granted each year with the foregoing $1,250,000 value are determined based on a valuation methodology generally used for such awards (e.g., Monte Carlo method) as of the date of the relevant annual shareholder meeting or as of the relevant anniversary of the date of the meeting.

●	The vesting of the TSR PSUs is dependent upon the performance of our TSR, as measured by our Company’s share price, relative to the performance of the S&P 500 index, which determination is made for a two-year (30% weight) and three year (70% weight) period of time, upon the two-year and three-year anniversaries of each grant date, with the TSR PSUs either partially or fully vesting (if either/both performance conditions are met at or above the threshold level) or expiring (if the performance conditions are not met) on the three-year anniversary of each grant date;

●	There is “double trigger” vesting and acceleration of vesting due to termination of the CEO in certain circumstances.

●	The actual payout on the TSR PSUs (i.e., how many vest), will be determined based on our performance relative to a payout curve, with threshold and maximum performance levels, whereby the payout can be anywhere from zero to in excess of the payout target, as follows:

Kornit TSR Percentile Rank	Payout (% of Target)*
< 35th Percentile	0%
35th Percentile	50% (Threshold)
55th Percentile	100% (Target)**
75th Percentile	150%
> 75th Percentile	200% (Maximum)

*	Subject to linear interpolation

**	Target payout requires above median performance and the applicable payout will be capped at target if our company’s absolute TSR performance for the relevant measurement period is negative, irrespective of our company’s percentile ranking for such period.

(ii)	RSUs: RSUs valued at approximately $625,000 are granted to the CEO annually.

●	The actual number of RSUs to be granted each August 12 with the foregoing $625,000 value is based on the 30-day volume weighted average price of Kornit’s ordinary shares over the 30-day period preceding each such grant date.

●	The RSUs vest over a four-year period, with 25% of the RSUs vesting upon the first anniversary of the grant date and an additional 6.25% of the RSUs vesting upon the conclusion of each of the next 12 quarters thereafter, subject to the CEO’s continuous employment.

●	There is “double trigger” vesting and acceleration of vesting due to termination of the CEO in certain circumstances.

(iii)	Options: Options valued at approximately $625,000 (the number of options to be granted each August 12 to be determined based on the binomial pricing methodology as of the date of grant) are granted to the CEO annually.

●	the options have an exercise price equal to the closing price of Kornit’s ordinary shares on the grant date;

●	subject to Mr. Samuel’s continued employment as our CEO, the options vest over a four-year period, with 25% of the options vesting upon the first anniversary of the grant date and an additional 6.25% of the options vesting upon the conclusion of each of the next 12 quarters thereafter, subject to the CEO’s continuous employment;

●	There is “double trigger” vesting and acceleration of vesting due to termination of the CEO in certain circumstances; and

●	The options have a ten-year term, at the conclusion of which any unexercised options would expire.

“Clawback” Condition

The compensation terms for our CEO are subject, in the case of annual bonus and long-term incentive/equity compensation, to a potential repayment obligation to our Company or cancellation (as applicable), under certain circumstances, as described in our compensation policy. In particular, in the event of an accounting restatement, we would be entitled to recover from the CEO a bonus payment in the amount by which it exceeds the bonus amount that would have been paid under the financial statements, as restated. In the case of performance-based equity compensation, i.e., TSR PSUs, which vest based on the performance of our share price (in comparison to the S&P 500 index companies), which itself derives in part from our reported financial results, we may cancel vested TSR PSUs to the extent that our share price following the accounting restatement drops below the level at which it minimally would have had to be in order for the TSR PSUs to have vested. If the subject TSR PSUs have been settled for underlying shares and the shares have been sold on the market already, we may seek monetary recovery to the extent the TSR PSUs would not have vested originally based on our share price following the accounting restatement.

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

ITEM 8. Financial Information.

A. Statements and Other Financial Information

We have appended our financial statements at the end of this annual report, starting at page F-1, as part of this annual report.

Export Sales

The following table presents total export sales by our company for each of the fiscal years indicated (in thousands):

	2022	2023	2024
Total Export Sales*	$271,266	$219,400	$203,463
as a percentage of Total Sales	99.9%	99.8%	99.8%

*	Export sales, as presented, are defined as sales to customers located outside of Israel (where our headquarters are located).

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

Securities Class Action Lawsuits

On February 15, 2023, a securities class action complaint was filed by a shareholder of Kornit in U.S. federal court in New Jersey, naming our company, our chief executive officer, Ronen Samuel, and our former chief financial officer, Alon Rozner, as defendants. The complaint asserted claims under Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder, and sought unspecified damages. The complaint alleged misrepresentations by our company in our Exchange Act disclosures which caused our ordinary shares to trade at artificially inflated prices during the period between February 2021 and July 2022.

 On February 17, 2023, an additional securities class action complaint was filed by a shareholder of Kornit in U.S. federal court in New Jersey, naming our company, our directors during the subject period (described below), our chief executive officer, Ronen Samuel, our former chief financial officer, Alon Rozner, the underwriters for our November 2021 follow-on public offering and Amazon (which sold shares in that public offering) as defendants. The complaint asserted claims under Sections 11, 12(a)(2) and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated under the Exchange Act, and sought unspecified damages. The complaint alleged false and misleading statements by our company in our registration statement and prospectus supplement for the November 2021 follow-on offering and in our Exchange Act disclosures which caused our ordinary shares to be sold in that offering, and to trade in an ongoing manner, at artificially inflated prices during the period between August 2021 and July 2022.

On August 30, 2023, in the Genesee County case, the Court granted an unopposed motion to consolidate the two actions, to appoint certain plaintiffs represented by Bernstein Litowitz as lead plaintiffs (“Lead Plaintiffs”), and to appoint Bernstein Litowitz as lead counsel. On October 27, 2023, Lead Plaintiffs filed a consolidated complaint. The consolidated complaint alleged that, between February 2021 and July 2022, the Company made misrepresentations and omissions in our public statements and disclosures in violation of the Exchange Act and Rule 10b-5 promulgated thereunder. Lead Plaintiffs asserted these Exchange Act claims against the Company, Mr. Samuel, and Mr. Rozner, sought to recover on behalf of a putative class of Kornit shareholders who acquired shares between February 17, 2021 and July 5, 2022, and sought unspecified damages. The consolidated complaint also asserted claims under the Securities Act, alleging that the Company made misrepresentations and omissions in our registration statement and prospectus for our November 2021 follow-on public offering; it asserted those Securities Act claims against Kornit, Mr. Samuel, Mr. Rozner, certain current and former Kornit officers and directors, and the underwriters for the November 2021 offering (but not against Amazon) (together, “Defendants”).

Defendants moved to dismiss the consolidated complaint on December 21, 2023. Lead Plaintiffs filed an opposition to Defendants’ motion to dismiss on February 16, 2024.

On August 15, 2024, the court held an oral hearing on Defendants’ motion to dismiss, following which it granted the defendants’ motion, dismissing the complaint in its entirety, without prejudice. Plaintiffs filed an amended complaint on November 8, 2024. The amended complaint was filed against the company, Mr. Samuel and Mr. Rozner. The underwriters for the November 2021 offering, as well as all other directors, are no longer named as defendants. On January 24, 2025, defendants moved to dismiss the amended complaint. Plaintiffs filed an opposition to defendants’ motion to dismiss on March 10, 2025, and defendants intend to file replies in support of the motion to dismiss on or about April 25, 2025.

We believe the lawsuits are without merit and have been defending against these cases vigorously. As of the date hereof, we are unable to estimate a range of loss, if any, that could result were there to be adverse final decisions in these cases, and estimated liabilities have not been recorded by us in our financial statements.

Dividend Distribution Policy

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend (subject to any extraordinary market conditions that might arise) to retain future earnings, if any, to finance operations and expand our business. To the extent that volatile or depressed market conditions reduce the trading price of our ordinary shares substantially for an extended period of time, we may potentially use a portion of our cash reserves toward share repurchases, as we have done with our recent $100 million share repurchase program approved in September 2024. We view that as a way of returning value to our shareholders. Our board of directors has sole discretion whether to pay dividends (or to effect share repurchases). If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. See “ITEM 3.D. Risk Factors- Risks Related to Our Ordinary Shares- We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future” and, in Exhibit 2.2 to this annual report, “Description of Kornit Digital Ltd. Ordinary Shares- Dividend and Liquidation Rights” for an explanation concerning the payment of dividends under Israeli law.

B. Significant Changes

Since the date of our financial statements included in ITEM 18 of this annual report, there has not been a significant change in our company other than as described elsewhere in this annual report.

ITEM 9. The Offer and Listing.

A. Listing details

Our ordinary shares have been quoted on the Nasdaq Global Select Market under the symbol “KRNT” since April 2, 2015.

On March 19, 2025, the closing sales price of our ordinary shares on the Nasdaq Global Select Market was $21.87.

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

Agreements with Amazon

Master Purchase Agreement

On January 10, 2017, we entered into a master purchase agreement, or the Purchase Agreement, with Amazon Corporate LLC, a subsidiary of Amazon.com, Inc., or Amazon. Under the Purchase Agreement, as amended in March 2017, January 2018, and June 2018, Amazon may purchase, and we have committed to supply, AVHD6 digital direct-to-garment printers and NeoPigment® ink and other consumables at agreed-upon prices which are subject to volume. We also agreed to provide maintenance services and extended warranties to Amazon at agreed-upon prices.

The Purchase Agreement provides for an “end of life” program. We are required to notify Amazon 12 months in advance if we intend to stop supporting one of the products or services supplied by us and to continue to manufacture the product or provide such service during the applicable period. Subject to certain exceptions, we are required to continue to supply ink in such quantities as Amazon requires for at least 36 months after the earlier of (1) the end of the term of the Purchase Agreement or (2) 18 months following the purchase of the last product sold pursuant to the Purchase Agreement. The Purchase Agreement requires us to make arrangements to ensure continuity of our supply of products if we do not comply with its requirements to supply the products or the services under the agreement or becomes insolvent. The Purchase Agreement also provides for penalties on a sliding scale in the case of late delivery or if our systems are unavailable for certain specific periods. There are no minimum spending commitments under the Purchase Agreement. The term of the Purchase Agreement was five years beginning on May 1, 2016 and extends automatically for additional one-year periods unless terminated by Amazon. The Purchase Agreement is subject to customary termination provisions, including material uncured breaches, insolvency or our acquisition by a competitor of Amazon. The Purchase Agreement may also be terminated by Amazon without cause subject to an agreed advance notice period.

New Transaction Agreement and New Warrant

In January 2017, we entered into a transaction agreement with Amazon pursuant to which we had issued to Amazon a warrant to purchase our ordinary shares, which had vested and was exercised, in its entirety, with all underlying shares having been sold by Amazon, prior to 2023. On September 14, 2020, we and Amazon entered into a new transaction agreement, or the New Transaction Agreement, pursuant to which we issued to an affiliate of Amazon a warrant, or the New Warrant, to acquire up to 3,401,028 of our ordinary shares, or the New Warrant Shares, at a purchase price of $59.26 per share, which is based on the 30-trading day VWAP prior to the execution of the New Transaction Agreement. The New Warrant also provides for cashless (net) exercise.

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

As of December 31, 2024, 1,943,445 New Warrant Shares had vested and were issuable under the New Warrant.

Other Material Contracts

Material Contract	Location of Description in This Annual Report

Agreements and arrangements with, and compensation of, directors and executive officers	“ITEM 7.B. Related Party Transactions-Agreements and arrangements with, and compensation of, directors and executive officers.”

Kornit Digital Compensation Policy	“ITEM 6.C. Board Practices-Board Committees-Compensation Committee and Compensation Policy.”

OEM Supply Agreement, dated December 3, 2015, between us and FujiFilm Dimatix, Inc.	“ITEM 3.D. Risk Factors- Risks Related to Our Business and Our Industry- Risk factor titled “If our relationships with suppliers...”

Manufacturing Services Agreement, dated as of May 2015, between us and Flex	“ITEM 3.D. Risk Factors- Risks Related to Our Business and Our Industry- Risk factor titled “If our relationships with suppliers...”

Manufacturing Services Agreement, dated as of February 26, 2019, between us and Sanmina-SCI Israel Medical Systems Ltd.	“ITEM 3.D. Risk Factors- Risks Related to Our Business and Our Industry- Risk factor titled “If our relationships with suppliers...”

Office and Parking Space Lease Agreement, dated as of December 17, 2007 between us and Industrial Building Corporation, as amended	“ITEM 4.D. Property, Plant and Equipment.”

Lease Agreement dated as of March 25, 2010 between us and Benbenishti Engineering Ltd., as amended	“ITEM 4.D. Property, Plant and Equipment.”

Lease dated December 2017 between Bonanno Real Estate Group I, L.P. and Kornit Digital North America, Inc.	“ITEM 4.D. Property, Plant and Equipment.”

Lease Agreement, dated as of March 27, 2022, by and between us and the Israel Lands Authority.	“ITEM 3.D. Risk Factors-Risks Related to Our Business and Our Industry- Our Kiryat Gat ink manufacturing facility…” and “ITEM 4.D. Property, Plant and Equipment”.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Capital gain is generally subject to tax at the corporate tax rate (23% in 2018 and thereafter), if generated by a company, or at the rate of 25% if generated by an individual, or 30% in the case of sale of shares by a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive proceeds upon liquidation and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2024) unless the benefiting provisions of an applicable treaty applies.

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

Excess Tax.

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 721,560 for 2024, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation, such amount, and certain other statutory amounts, will not be linked to the Israeli consumer price index for the years 2025-2027), including, but not limited to, dividends, interest and capital gain. According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2024. Because PFIC status must be determined annually based on tests which are factual in nature, our PFIC status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year and we do not intend to make a determination of our or any of our future subsidiaries’ PFIC status in the future. A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences described below with respect to owning our ordinary shares if we are classified as a PFIC for our taxable year ending December 31, 2024, provided that such U.S. Holder is eligible to make, and successfully makes, either a “mark-to-market” election or a qualified electing fund election described below for the taxable year in which its holding period begins.

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

Foreign Currency Exchange Risk

Due to our international operations, currency exchange rates impact our financial performance. In 2024, approximately 86% of our revenues were denominated in U.S. dollars, 9% of our revenues were denominated in Euros and 5% of our revenues were denominated in Great Britain Pounds. Conversely, in 2024, approximately 16% of our purchases of raw materials and components of our systems and ink and other consumables were denominated in either NIS or in NIS prices that are linked to U.S. dollars. Similarly, a majority of our operating costs, which were largely comprised of labor costs, were denominated in NIS, due to our operations in Israel. Accordingly, our results of operations may be materially affected by fluctuations in the value of the U.S. dollar relative to the NIS and the Euro.

The following table presents information about the changes in the exchange rates of the U.S. dollar against the NIS and the Euro:

	Change in Average Exchange Rate
Period	U.S. Dollar against the NIS (%)	U.S. Dollar against the Euro (%)
2022	4.0	12.5
2023	9.7	(2.7)
2024	0.4	0.02

The figures above represent the change in the average exchange rate in the given year compared with the average exchange rate in the immediately preceding year. Negative figures represent depreciation of the U.S. dollar compared with the NIS or Euro (as applicable) and positive figures represent appreciation of the U.S. dollar compared with the NIS or Euro (as applicable). We estimate that a 10% increase or 10% decrease in the value of the NIS against the U.S. dollar would have decreased or increased our net income by approximately $(15.2 million) or $12.5 million in 2022, $(8.5 million) or $7.0 million in 2023, and $(5.9 million) or $4.8 million in 2024, respectively. We estimate that a 10% increase or 10% decrease in the value of the Euro against the U.S. dollar would have decreased or increased our net income by approximately $1.3 million or $(0.7 million) in 2022, $0.9 million or $(1.2 million) in 2023 and $ 0.1million or $( 0.2million) in 2024, respectively. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.

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

During 2022, 2023 and 2024, we entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in NIS.

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

Credit Risk, Liquidity Risk and Interest Rate Risk

Our investment strategy is to achieve a return that will allow us to preserve capital and maintain liquidity requirements. We invest primarily in debt securities, specifically corporate debt securities. By policy, we limit the amount of credit exposure to any one issuer. As of December 31, 2023 and December 31, 2024, we did not have any material (realized) losses on our marketable debt securities. As of December 31, 2024, unrealized losses on our marketable debt securities were partially due to temporary interest rate fluctuations as a result of higher market interest rates compared with interest rates at the time of purchase. We account for both fixed and variable rate securities at fair value with changes on gains and losses recorded in Other Comprehensive Income until the securities are sold.

Other Market Risks

We do not believe that we have any material exposure to inflationary or other market risks.

ITEM 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies.

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A-E. Not applicable

ITEM 15. Controls and Procedures.

(a) Disclosure Controls and Procedures

Our management evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2024. Based on their evaluation, our principal executive officer and principal financial officer concluded that as of December 31, 2024, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2024 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

(c) Attestation report of the independent registered public accounting firm

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2024 is provided on page F-2, as included under Item 18 of this annual report.

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

ITEM 16B. Code of Ethics.

We have adopted a code of ethics and business conduct applicable to our executive officers, directors and all other employees. A copy of the code, as most recently updated in March 2025, is delivered to every employee of our company and is available to investors and others on our website at http://ir.kornit.com/ or by contacting our investor relations department. Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics and business conduct applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Report of Foreign Private Issuer on Form 6-K. We did not provide such a waiver or adopt such an amendment during the fiscal year ended December 31, 2024.

ITEM 16C. Principal Accountant Fees and Services.

Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of EY Global, and other members of EY Global for professional services for each of the last two fiscal years were as follows:

	Year Ended December 31, 2023		Year Ended December 31, 2024
	(in thousands of dollars)
	Amount	Percentage	Amount	Percentage
Audit fees	$600	95%	$600	87%
Audit-Related Fees	10	2%	6	1%
Tax Fees		0%	0	0%
All Other Fees	21	3%	85	12%
Total	$631	100%	$691	100%

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

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

On August 10, 2022, we announced that our board of directors had approved a $75 million repurchase program for our ordinary shares, subject to Israeli court approval, which was obtained on December 15, 2022 for an initial six-month repurchase period. On July 18, 2023, we received Israeli court approval for a six-month extension of the repurchase program covering the then-remaining available amount under the program. On December 17, 2023, we requested Israeli court approval for an additional six-month extension for the repurchase of up to the remaining available amount under the repurchase program, which was obtained on January 22, 2024. That six-month extension period expired in July 2024, and we have not sought a further extension for that repurchase program, and we therefore cannot make further repurchases under that program since that time.

On September 16, 2024, we announced that our board of directors had authorized an additional program for our repurchase of up to $100 million of our ordinary shares, from time to time. In order to facilitate our repurchase of ordinary shares under our additional repurchase program, on November 10, 2024, we entered into an accelerated share repurchase agreement, or the ASR Agreement, with Goldman Sachs International, or Goldman Sachs, to repurchase $75 million of our ordinary shares. Pursuant to the agreement, we made a payment of $75 million to Goldman Sachs on November 12, 2024. In November 2024 and December 2024, we received deliveries of 986,194 and 839,707 of our ordinary shares, respectively, from Goldman Sachs for repurchase pursuant to the agreement. In February 2025, we received an additional 641,305 ordinary shares from Goldman Sachs for repurchase, which constituted the final set of shares repurchased under the agreement. In February 2025 and March 2025, we also repurchased an additional 147,040 and 185,898 ordinary shares, respectively, in open market purchases under our additional share repurchase program. Each set of share repurchases reduced, on an immediate basis, our outstanding share total. In addition to other impacts that the repurchases have had on our financial condition and the market for our ordinary shares, the November 2024 and December 2024 repurchases also reduced the weighted average number of ordinary shares outstanding that was used for calculation of our basic and diluted earnings per share for the year ended December 31, 2024. See “Note 10. Stockholders’ Equity” to our consolidated financial statements included in Item 18 of this annual report for additional information regarding our share repurchase programs and the accelerated share repurchase agreement.

Under each repurchase program, we have made (and may still make, in the case of the additional share repurchase program) repurchases from time to time through open market repurchases or privately negotiated transactions, subject to market conditions, applicable legal requirements, and other relevant factors. We have effected (and may effect, as applicable) open market repurchases under the programs in accordance with the requirements of Rule 10b-18 under the Exchange Act. From time to time, we have also entered (and may enter, as applicable) into plans in accordance with the affirmative defense provided by Rule 10b5-1 under the Exchange Act to facilitate repurchases of our shares. Our additional repurchase program does not obligate us to acquire any particular amount of our ordinary shares, and it may be modified, suspended, or terminated, at any time at our discretion. The timing and actual number of shares repurchased may depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities.

In accordance with Section 7C of the Israeli Companies Regulations (Leniencies for Companies Whose Securities are Listed for Trading Outside of Israel), 5760-2000, or the Leniency Regulations, the additional share repurchase program (adopted in September 2024) did not require approval by an Israeli court and went into effect 30 days after notice of our board of directors’ adoption of the repurchase program was provided to our material creditors and secured creditors (if any). All repurchased shares (under both repurchase programs) are classified as treasury shares.

In the twelve months of 2024, we repurchased, pursuant to the two repurchase programs, an aggregate of 2,332,826 of our ordinary shares at an average price of $28.25 per share. That total includes the aggregate 1,825,901 ordinary shares repurchased in November 2024 and December 2024 pursuant to the ASR Agreement (which were purchased at an average price of $31.14 per share) under our additional repurchase program, as well as 506,925 ordinary shares purchased throughout 2024 in open market transactions, in accordance with Rule 10b-18, under our original repurchase program. All share repurchases during 2024 reduced the weighted average number of ordinary shares used for calculation of basic and diluted earnings per share in our results of operations for the year ended December 31, 2024. After taking into account the repurchases effected during November and December 2024, as of December 31, 2024, under our additional repurchase program, there was $43.1 million that remained available for further repurchases under the board authorization for that program.

The table below presents a summary of the ordinary shares repurchased by us under our two repurchase programs during 2024. We have omitted from the table those months during which no repurchases were made:

Period	Total Number of Shares Purchased		Average Price Paid per Share (*)	Total Number of Shares Purchased as Part of the Current Programs		Dollar Value of Shares that May Yet be Purchased Under the Programs ($)

February 1, 2024- February 28, 2024	354,944		18.68	354,944		$12,602,334	(1)
March 1, 2024-March 31, 2024	69,100		17.77	69,100		$11,374,425	(1)
May 1, 2024- May 31, 2024	82,881		14.30	82,881		$10,188,894	(1)
November 1, 2024- November 30, 2024	986,194	(2)	30.42	986,194	(2)	$70,000,000	(3)
December 1, 2024- December 31, 2024	839,707	(2)	31.99	839,707	(2)	$43,137,773	(3)
Total in 2024	2,332,826		28.25	2,332,826

(*)	Excluding commissions.
(1)	Reflects dollar amounts remaining available for repurchase under our original ($75 million) share repurchase program approved by our board of directors in August 2022. The last extension period for that program expired in July 2024, after which no further repurchases may be made. Consequently, the dollar value of ordinary shares that may yet be purchased under that original program dropped to $0 as of the end of July 2024.
(2)	Consists entirely of ordinary shares purchased under the ASR Agreement with Goldman Sachs, under our additional ($100 million) share repurchase program approved by our board of directors in September 2024.
(3)	Reflects dollar amounts remaining available for repurchase under our additional ($100 million) share repurchase program approved by our board of directors in September 2024.

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

●

Shareholder Approval of Equity Compensation Plans: Pursuant to Israeli law, we seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, which are different from, or in addition to, the requirements for seeking shareholder approval under Nasdaq Listing Rule 5635(c), which requires shareholder approval for the issuance of ordinary shares or other securities to officers, directors, employees or consultants under an equity compensation plan or arrangement, or for the adoption of, or a material amendment to, such a plan or arrangement. Israeli law only requires shareholder approval generally for an equity grant under a plan or arrangement for a director or the chief executive officer.

ITEM 16H. Mine Safety Disclosure.

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16J. Insider Trading Policies

We have adopted an insider trading policy that governs the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 11.1 to this annual report.

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

We undergo penetration testing 3-4 times a year. With respect to third party service providers, we obligate our main information technology vendors to adhere to privacy and cybersecurity measures, and we perform risk assessments of vendors having access to our systems or sensitive personal data, including their ability to protect data from unauthorized access.

As described in Item 3.D “Risk Factors,” our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Computer viruses, hackers, employee or vendor misconduct, and other external hazards could expose our information systems and those of our vendors to security breaches, cybersecurity incidents or other disruptions, any of which could materially and adversely affect our business, including by way of disruption of operations resulting from inability to carry out manufacturing, sales activity, shipping and other business operations, financial losses due to direct costs associated with investigation, remediation, and legal fees and indirect costs may encompass increased insurance premiums, loss of business due to damaged reputation and the need for significant investments in cybersecurity measures post-incident. While we have experienced cybersecurity incidents, to date, we are not aware that we have experienced a material cybersecurity incident during 2024.

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

In 2024, we obtained our first ISO 27001 certification, a globally recognized standard for information security management systems (ISMS). This milestone demonstrates our strong commitment to safeguarding sensitive information and aligning with industry best practices. The certification reflects our dedication to implementing robust security controls, mitigating risks, and building trust with customers, partners, and stakeholders by adhering to the highest standards of information security management.

In addition, we have successfully completed a Business Impact Analysis (BIA) phase, marking a critical milestone in establishing a comprehensive Business Continuity Plan (BCP). This achievement underscores Kornit’s proactive approach to identifying key business processes, assessing potential risks, and ensuring operational resilience in the face of disruptions.

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

In 2024, Kornit appointed a new Chief Information Security Officer (CISO) with over 15 years of experience in the security field. Before joining Kornit the new CISO has held several senior security related positions in both the consulting industry and corporate environments. Our CISO oversees the implementation and compliance of our information security standards and mitigation of information security related risks. We also have a management level committee and a cybersecurity incident team who support our processes to assess and manage cybersecurity risk as follows:

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

PART III

ITEM 17. Financial Statements.

Not applicable.

ITEM 18. Financial Statements.

See pages F-1 through F-51 appended hereto.

ITEM 19. Exhibits.

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Kornit Digital Ltd.(1)
2.1	Specimen ordinary share certificate of Kornit Digital Ltd.(2)
2.2	Description of ordinary shares of Kornit Digital Ltd.#
4.1	Form of Indemnification Agreement(3)
4.2	2012 Share Incentive Plan(4)
4.3	2015 Incentive Compensation Plan(5)
4.4	2025 Share Incentive Plan#
4.5	Kornit Digital Ltd. Compensation Policy(6)
4.6	English summary of the Office and Parking Space Lease Agreement dated as of December 17, 2007, by and between the Registrant and Industrial Building Corporation Ltd. as amended by Addendum, dated 2007, Addendum to Lease Agreement, dated 2007, Addendum to Lease Agreement, dated March 8, 2012, Addendum to Lease Agreement, dated 2012, Addendum to Lease Agreement, dated December 19, 2012, Addendum to Lease Agreement, dated May 20, 2013, Addendum to Lease Agreement, dated January 12, 2014, Addendum to Lease Agreement, dated January 12, 2014, Addendum to Lease Agreement, dated December 27, 2015, Addendum to Lease Agreement, dated December 28, 2015, Addendum to the Lease Agreement dated October 17, 2017, Addendum dated February 21, 2018, Addendum to the Lease Agreement, dated April 23, 2018, Addendum to the Lease Agreement dated December 26, 2018, Addendum to the Lease Agreement, dated January 3, 2019, Addendum to the Lease Agreement dated September 16, 2019, Addendum to the Lease Agreement, dated November 28, 2019, Addendum to the Lease Agreement dated February 9, 2020, Addendum to the Lease Agreement, dated June 28, 2020, Addendum to the Lease Agreement, dated April 13, 2021, Addendum to the Lease Agreement, dated April 13, 2021, Addendum to the Lease Agreement, dated June 21, 2021, Addendum to the Lease Agreement, dated July 27, 2021, Addendum to the Lease Agreement, dated October 10, 2021, Addendum to the Lease Agreement, dated November 14, 2021, Addendum to the Lease Agreement, dated December 28, 2021, Addendum to the Lease Agreement, dated December 28, 2021 and Addendum to the Lease Agreement, dated April 28, 2022. (7)
4.7	English summary of the Lease Agreement, dated March 25, 2010, by and between the Registrant and Benvenisti Engineering Ltd. as amended by Addendum to Lease Agreement, dated November 21, 2011, Addendum to Lease Agreement, dated September 16, 2014, Addendum to the Lease Agreement dated March 16, 2015, an Addendum to the Lease Agreement dated August 31, 2017, an Addendum to the Lease Agreement dated June 24, 2018 an Addendum to the Lease Agreement dated January 11, 2021, an Addendum to Lease Agreement dated March 10, 2021 and an Addendum to Lease Agreement dated September 13, 2021 (8)
4.8	OEM Supply Agreement, dated December 3, 2015, among the Registrant and FujiFilm Dimatix, Inc.†(9)
4.9	Manufacturing Services Agreement, dated May 2015, by and between the Registrant and Flex (formerly known as Flextronics (Israel) Ltd.)†(10)
4.10.1	Master Purchase Agreement, dated January 10, 2017, between the Registrant and Amazon Corporate LLC†(11)
4.10.2	Amendment 1 to Master Purchase Agreement, effective March 1, 2017, between the Registrant and Amazon Corporate LLC*(12)
4.10.3	Amendment 2 to Master Purchase Agreement, effective January 1, 2018, between the Registrant and Amazon Corporate LLC*(13)
4.10.4	Amendment 3 to Master Purchase Agreement, effective June 29, 2018, between the Registrant and Amazon Corporate LLC*(14)

4.10.5	Amendment 4 to Master Purchase Agreement, effective January 1, 2020, between the Registrant and Amazon.com Services LLC* (15)
4.10.6	Amendment 5 to Master Purchase Agreement, effective September 1, 2020, between the Registrant and Amazon.com Services LLC*(16)
4.10.7	Amendment 6 to Master Purchase Agreement, effective February 15, 2021, between the Registrant and Amazon.com Services LLC*(17)
4.11	Transaction Agreement, dated September 14, 2020, between the Registrant and Amazon.com, Inc.(18)
4.12	Warrant to Purchase Ordinary Shares, dated September 14, 2020, issued to Amazon.com NV Investment Holdings LLC(19)
4.13	Lease, dated December 2017, between Kornit Digital North America, Inc. and Bonanno Real Estate Group I, L.P. (20)
4.14	Manufacturing Services Agreement, dated as of February 26, 2019, by and between the Registrant and Sanmina-SCI Israel Medical Systems Ltd.*(21)
8.1	List of subsidiaries of the Registrant #
11.1	Insider Trading Policy of the Registrant#
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002 #
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002 #
13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith #
15.1	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm #
97.1	Policy for the Recovery of Erroneously Awarded Compensation(22)
101	The following financial information from Kornit Digital Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2024 formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2023 and 2024; (ii) Consolidated Statements of Operations for the years ended December 31, 2022, 2023 and 2024; (iii) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2022, 2023, and 2024; (iv) Statements of Shareholders’ Equity for the years ended December 31, 2022, 2023, and 2024; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2023, and 2024; (vi) Notes to Consolidated Financial Statements, tagged as blocks of text; and (vii) Cover Page Interactive Data File. #
104	Inline Cover Page Interactive Data File (included in Exhibit 101).

(1)	Previously furnished to the SEC on August 12, 2021 as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(2)	Previously filed with the SEC on March 10, 2015 as Exhibit 4.1 to Amendment No. 1 to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(3)	Previously filed with the SEC on March 10, 2015 as Exhibit 10.3 to Amendment No. 1 to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(4)	Previously filed with the SEC on February 25, 2015 as Exhibit 10.2 to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.

(5)	Previously filed with the SEC on March 18, 2015 as Exhibit 10.21 to Amendment No. 3 to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(6)	Previously furnished to the SEC on July 20, 2023 as Appendix A to the Registrant’s proxy statement for its 2023 annual general meeting of shareholders, attached as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(7)	Previously filed with the SEC on March 25, 2021 as Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(8)	Previously filed with the SEC on March 25, 2021 as Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(9)	Previously filed with the SEC on April 14, 2016 as Exhibit 4.9 to Amendment No. 1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated by reference herein.
(10)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(11)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(12)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.11.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(13)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.11.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(14)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.11.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(15)	Previously filed with the SEC on September 14, 2020 as Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(16)	Previously filed with the SEC on March 25, 2021 as Exhibit 4.10.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(17)	Previously filed with the SEC on March 25, 2021 as Exhibit 4.10.7 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(18)	Previously furnished to the SEC on September 14, 2020 as Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(19)	Previously furnished to the SEC on September 14, 2020 as Exhibit 4.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(20)	Previously filed with the SEC on March 20, 2018 as Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.
(21)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(22)	Previously filed with the SEC on March 28, 2024 as Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023 and incorporated by reference herein.

#	Filed herewith

†	Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 406 under the Securities Act of 1933 as amended or Rule 24b-2 under the Securities Exchange Act of 1934, as amended, as applicable.

*	Portions of this exhibit have been omitted in accordance with the rules of the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KORNIT DIGITAL LTD.

By:	/s/ Lauri Hanover
Name:	Lauri Hanover
Title:	Chief Financial Officer

Date: March 27, 2025

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kornit Digital Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kornit Digital Ltd. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2025 expressed an unqualified opinion thereon.

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

Inventory Valuation

Description of the Matter

The Company’s inventories totaled $60,342 thousand as of December 31, 2024. As explained in Note 2 to the consolidated financial statements, the Company assesses the value of all inventories, including raw materials, finished goods and spare parts, in each reporting period. Obsolete inventory or inventory in excess of management’s estimated usage requirement is written down to its estimated net realizable value if those amounts are determined to be less than cost.

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

March 27, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kornit Digital Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Kornit Digital Ltd and subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Kornit Digital Ltd and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024, and 2023, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 27, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

Tel-Aviv, Israel

March 27, 2025

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2024	2023

ASSETS
Current Assets
Cash and cash equivalents	$35,003	$39,605
Short-term bank deposits	205,934	235,600
Marketable securities	222,937	57,292
Trade receivables, net of allowances of $9,243 and $5,227, respectively	65,459	93,632
Inventories, net	60,342	67,712
Prepaid expenses and other current assets	25,714	28,546

Total current Assets	615,389	522,387

Non-current Assets
Marketable securities	48,086	223,203
Property, plant and equipment, net	59,222	50,905
Operating lease right-of-use assets	19,054	23,782
Intangible assets, net	5,721	7,647
Goodwill	29,164	29,164
Deposits and other long-term assets	10,542	8,209
Severance pay fund	306	283

Total non-current Assets	172,095	343,193

Total Assets	$787,484	$865,580

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2024	2023

LIABILITIES
Current Liabilities
Trade payables	$9,019	$6,936
Employee and payroll accruals	13,101	12,121
Deferred revenues and customers’ advances	2,339	2,158
Operating lease liabilities	3,311	5,073
Accrued expenses and other current liabilities	16,561	23,814

Total current Liabilities	44,331	50,102

Non-current liabilities
Accrued severance pay	1,051	1,080
Operating lease liabilities	15,065	18,533
Other non-current liabilities	138	198

Total non-current Liabilities	16,254	19,811

Total Liabilities	60,585	69,913
Commitments and contingent liabilities (see note 9)

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.01 par value - Authorized: 200,000,000 shares at December 31, 2024 and 2023; Issued: 51,036,338 and 50,371,684 shares at December 31, 2024 and 2023, respectively; Outstanding: 46,051,461 and 47,719,633 shares at December 31, 2024 and 2023, respectively.	134	134
Additional paid-in capital	966,058	958,447
Treasury shares at cost, 4,984,877 and 2,652,051 ordinary shares at December 31, 2024 and 2023, respectively.	(121,691)	(55,770)
Accumulated other comprehensive loss	(868)	(7,210)
Accumulated deficit	(116,734)	(99,934)
Total Shareholders’ Equity	726,899	795,667

Total Liabilities and Shareholders’ Equity	$787,484	$865,580

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2024	2023	2022

Revenues
Products	$148,086	$161,045	$222,502
Services	55,739	58,741	49,016

Total revenues	203,825	219,786	271,518

Cost of revenues
Products	61,697	91,516	125,935
Services	50,366	61,313	49,083

Total cost of revenues	112,063	152,829	175,018

Gross profit	91,762	66,957	96,500

Operating expenses
Research and development, net	41,578	50,060	56,026
Sales and marketing	58,413	66,836	71,067
General and administrative	29,086	37,592	39,289

Total operating expenses	129,077	154,488	166,382

Operating loss	(37,315)	(87,531)	(69,882)

Financial income, net	22,350	24,150	13,382

Loss before income taxes	(14,965)	(63,381)	(56,500)
Taxes on income	1,835	970	22,565

Net Loss	$(16,800)	$(64,351)	$(79,065)

Net loss per ordinary share, basic and diluted	$(0.35)	$(1.31)	$(1.59)

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022

Net loss	$(16,800)	$(64,351)	$(79,065)

Other comprehensive income (loss):
Available-for-sale securities:
Unrealized gains (losses) on available for sales securities	7,100	8,686	(16,912)
Losses (gains) reclassified into net loss	(164)	134	10

Net change	6,936	8,820	(16,902)
Cash flow hedges:
Unrealized losses on cash flow hedges	(89)	(1,480)	(3,450)
Losses (gains) reclassified into net loss	(505)	2,874	2,357

Net change	(594)	1,394	(1,093)

Total other comprehensive income (loss)	6,342	10,214	(17,995)

Comprehensive loss	$(10,458)	$(54,137)	$(97,060)

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

	Number of shares outstanding	Amount	Treasury shares at cost	Additional paid in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total Shareholders’ equity

Balance at January 1, 2022	49,619,782	$133	-	$875,367	$571	$43,482	$919,553

Exercise of options and vesting of restricted stock units	333,833	1	-	829	-	-	830
Share-based compensation	-	-	-	22,999	-	-	22,999
Warrants to customers	-	-	-	22,500	-	-	22,500
Other comprehensive loss	-	-	-	-	(17,995)	-	(17,995)
Net loss	-	-	-	-	-	(79,065)	(79,065)
Balance at December 31, 2022	49,953,615	134	-	921,695	(17,424)	(35,583)	868,822

Exercise of options and vesting of restricted stock units	418,069	-	-	321	-	-	321
Share-based compensation	-	-	-	22,589	-	-	22,589
Warrants to customers	-	-	-	13,842	-	-	13,842
Purchase of treasury shares	(2,652,051)	-	(55,770)	-			(55,770)
Other comprehensive income	-	-	-	-	10,214	-	10,214
Net loss	-	-	-	-	-	(64,351)	(64,351)
Balance at December 31, 2023	47,719,633	134	(55,770)	958,447	(7,210)	(99,934)	795,667

Exercise of options and vesting of restricted stock units	664,654	-	-	716	-	-	716
Share-based compensation	-	-	-	21,756	-	-	21,756
Warrants to customers	-	-	-	3,273	-	-	3,273
Purchase of treasury shares	(2,332,826)	-	(65,921)	(18,134)			(84,055)
Other comprehensive income	-	-	-	-	6,342	-	6,342
Net loss	-	-	-	-	-	(16,800)	(16,800)
Balance at December 31, 2024	46,051,461	$134	$(121,691)	$966,058	$(868)	$(116,734)	$726,899

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net loss	$(16,800)	$(64,351)	$(79,065)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	13,047	14,700	13,565
Restructuring and other charges	1,172	19,080	708
Fair value of warrants deducted from revenues	3,273	13,842	22,500
Share based compensation	21,756	22,589	22,649
Amortization of premium and accretion of discount on marketable securities, net	(389)	756	1,820
Realized loss (gain) on sale of marketable securities	(164)	134	10
Change in operating assets and liabilities:
Trade receivables, net	28,173	(19,220)	(15,891)
Inventories, net	3,005	11,028	(29,004)
Deposits and other long-term assets	(2,333)	(2,282)	(4,251)
Prepaid expenses and other current assets	2,832	(6,492)	(8,635)
Deferred taxes	-	(544)	8,530
Decrease in operating leases right-of-use assets	4,280	5,173	182
Decrease in operating lease liabilities	(4,782)	(5,352)	(3,100)
Trade payables	2,150	(6,491)	(26,948)
Employees and payroll accruals	2,456	(1,089)	(7,674)
Deferred revenues and customers’ advances	181	(4,990)	(1,426)
Accrued expenses and other current liabilities	(9,020)	(10,547)	6,482
Accrued severance pay, net	(52)	(152)	(237)
Other non-current liabilities	(60)	(474)	13
Loss from sale and disposal of property, plant and equipment	-	-	425
Net cash provided by (used in) operating activities	48,725	(34,682)	(99,347)

Cash flows from investing activities:
Purchase of property, plant and equipment	(15,140)	(7,006)	(18,042)
Acquisition of intangible assets and capitalization of software development costs	-	-	(308)
Proceeds from sale of property, plant and equipment	-	-	71
Investment in equity securities	-	-	(820)
Cash paid in connection with acquisition, net of cash acquired	-	-	(14,654)
Proceeds from (investment in) short-term bank deposits, net	29,666	39,433	(265,865)
Proceeds from sale of marketable securities	22,994	7,240	1,945
Proceeds from maturity of marketable securities	56,641	20,522	27,898
Investment in marketable securities	(62,673)	(33,977)	(137,500)
Net cash provided by (used in) investing activities	31,488	26,212	(407,275)

Cash flows from financing activities:
Exercise of employee stock options	716	293	619
Payment of withholding taxes related to exercise of share-based awards	(1,476)	(1,045)	(951)
Repurchase of ordinary shares	(84,055)	(55,770)	-
Net cash used in financing activities	(84,815)	(56,522)	(332)

Decrease in cash and cash equivalents	(4,602)	(64,992)	(506,954)
Cash and cash equivalents at the beginning of the period	39,605	104,597	611,551
Cash and cash equivalents at the end of the period	$35,003	$39,605	$104,597

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Supplemental disclosure of cash flow information

Cash paid during the year for income taxes	$1,841	$1,947	$13,171

Non-cash investing and financing activities:
Purchase of property, plant and equipment	$247	$314	$1,692

Inventory transferred to be used as property, plant and equipment, net	$4,732	$531	$6,792
Property, plant and equipment transferred to be used as inventory	$367	$865	$-
Right-of-use asset recognized with corresponding lease liability	$(448)	$2,934	$7,585

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

On an ongoing basis, the Company’s management evaluates estimates, including those related to intangible assets and goodwill, tax assets and liabilities, fair values of share-based awards, inventory write-offs, warranty provision, allowance for credit losses and provision for rebates and returns. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at acquisition. Short-term bank deposits are presented at their cost.

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

The Company does not intend to sell the investments, nor is it more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases.

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

The Company did not recognize an allowance for credit losses on marketable securities for the years ended December 31, 2024 and 2022. During 2023 the Company recorded an allowance for credit losses on available-for-sale marketable securities of $93  , which was recognized in the Company’s consolidated statements of operations.

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

During the years ended December 31, 2024, 2023 and 2022, the Company recorded inventory provisions and write-offs in a total amount of $4,607, $22,001 and $11,445, respectively.

For the years ended December 31, 2024 and 2023, a part of inventory write-offs and provisions of $789 and $11,009, respectively was recorded as a result of the Company’s restructuring (see Note 2(ad)).

h.	Property, plant and equipment, net:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and accumulated impairment losses. Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%
Office furniture and equipment	7 - 20
Computer and peripheral equipment	33
Machinery and equipment	7 - 33
Equipment on lease (*)	14
Leasehold improvements	(**)
Building and land	(***)

(*)	Equipment on lease is stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the equipment on lease, which was determined to be 7 years.

The Company records a write-off provision for any excess, lost or damaged equipment when warranted based on an assessment of the equipment. Write-offs for equipment are included in cost of revenues.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property, plant and equipment, net (Cont.)

(**)	Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

(***)	Building and land consist of land and an ink manufacturing plant. In September 2018, the Company purchased the land which includes long-term leasehold rights, with a lease term of 49 years, which may be renewed for an additional 49 years. The manufacturing plant useful life is 25 years.

i.	Leases:

Lessee accounting:

The Company determines if an arrangement is a lease at inception. Contracts containing a lease are further evaluated for classification as an operating or finance lease. In determining the lease’s classification, the Company assesses among other criteria: (i) if 75% or more of the remaining economic life of the underlying asset is a major part of the remaining economic life of that underlying asset; and (ii) if 90% or more of the fair value of the underlying asset comprises substantially all of the fair value of the underlying asset. Operating leases are included in operating lease right-of-use (“ROU”) assets, current operating lease liabilities and non-current operating lease liabilities in the Company’s consolidated balance sheets. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. For leases with terms greater than 12 months, the Company records the ROU asset and liability at the commencement date based on the present value of lease payments according to their term. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.

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

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Goodwill (Cont.)

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

During the years ended December 31, 2024, 2023 and 2022, no impairment of goodwill was recorded.

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

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360-10, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During the years ended December 31, 2024, and 2022, no impairment of long-lived assets and finite-lived intangible assets was recorded. For the year ended December 31, 2023, an impairment loss of $1,118, related to operating lease right-of-use assets was recorded as a result of the Company’s restructuring (see Note 2ad).

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

Revenues from products, which consist of systems and consumables, are recognized at the point in time when control has transferred, in accordance with the agreed-upon delivery terms. Revenues from services are derived mainly from the sale of print heads, spare parts, upgrade kits, service contracts and software subscriptions. The Company’s revenues from print heads, spare parts and upgrade kits revenues are recognized at the point in time when control has transferred. Service contracts and software subscriptions are recognized over time, on a straight-line basis, over the period of the service as the services have a consistent continuous pattern of transfer to a customer during the contract period.

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

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Revenue recognition (Cont.)

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

The Company maintains a provision for returns which is estimated, primarily based on historical experience as well as management judgment, and is recorded as a reduction of revenue. Such provision amounted to $1,243 and $1,166 as of December 31, 2024 and 2023, respectively, and is included under accrued expenses and other current liabilities in the consolidated balance sheets.

Contract liabilities include amounts received from customers for which revenue has not yet been recognized. Contract liabilities amounted to $2,357 and $2,218 as of December 31, 2024 and 2023, respectively, and are presented under deferred revenues and customers advances and other non-current liabilities. During the year ended December 31, 2024, the Company recognized revenues in amount of $2,158, which had been included in the contract liabilities balance on January 1, 2024.

In cases where the Company’s customers trade-in old systems as part of a sale of new systems, the fair value of the old systems is recorded as inventory, provided that such value can be recovered.

Sales to the Company’s independent distributors accounted for approximately 9%, 13% and 19% of 2024, 2023 and 2022 revenues, respectively.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Revenue recognition (Cont.)

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

The aggregate amount of transaction price allocated to the remaining performance obligations was $4,422 as of December 31, 2024, which are expected to be satisfied and recognized in future periods as represented in the following table:

	2025	2026	2027 and thereafter

Service contracts and software subscriptions	$4,404	$18	$-

The Company has elected to apply the practical expedient for the financing component for transactions in which the difference between the payment date and the revenue recognition timing is up to 12 months. Payment terms between the Company and its payors are typically up to twelve months, and vary by the type of payer, country of sale and the products or services offered.

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

The following are the changes in the liability for product warranty from January 1, 2023 to December 31, 2024:

Balance at January 1, 2023	$1,918

Additions and adjustments to cost of revenues	2,492
Reduction for payments and costs to satisfy claims	(3,087)
Balance at December 31, 2023	$1,323

Additions and adjustments to cost of revenues	1,761
Reduction for payments and costs to satisfy claims	(2,032)

Balance at December 31, 2024	$1,052

r.	Research and development expenses, net:

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

t.	Implementation costs incurred in a cloud computing arrangements that is a service contract:

The Company’s cloud computing arrangements (“CCA”) that are service contracts consist of an arrangement with third party vendors for internal use of their software applications that they host. The Company defers implementation costs incurred in relation to those arrangements, including costs for software application coding, configuration, integration and customization, while associated process reengineering, training, maintenance and data conversion costs are expensed. The short-term portion of deferred costs are included in prepaid expenses and other current assets in the consolidated balance sheets, while the long-term portion of deferred costs are included in other non-current assets. Amortized implementation costs incurred in CCA that are service contracts will be recognized using the straight-line method over the term of the hosting arrangement, up to eight years, which represents the noncancellable terms of the CCA, plus any optional renewal periods that the Company is reasonably certain to exercise. Deferred implementation costs are subject to assessment for potential impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable.

Deferred implementation costs incurred in CCA amounted to $10,073, and $7,424 as of December 31, 2024 and 2023, respectively. Amortization of the implementation costs commenced on January 1, 2023.

Amortization expenses of the implementation costs for the years ended December 31, 2024, and 2023 were $1,366, and $848, respectively.

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

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock options awards with the following assumptions for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022

Suboptimal exercise multiple	2.8	2.8	2.8
Risk free interest rate	4.01%-3.82%	4.26%-4.30%	3.02%-4.09%
Volatility	58.29%-62.88%	57.75%-60.75%	58.67%-69.13%
Dividend yield	0%	0%	0%

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

1.	Derivative instruments notional amounts:

The following table summarizes the notional amounts for hedged items:

	December 31,
	2024	2023

Designated cash flow hedges	-	$38,465
Non-designated hedges	-	491
	-	$38,956

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Derivatives and hedging (Cont.)

2.	Derivative instrument outstanding:

As of December 31, 2023, the fair value of the Company’s outstanding forward and option contracts amounted to $595 which are included within “Prepaid expenses and other current assets” and “accrued expenses and other current liabilities”, respectively, on the balance sheets. As of December 31, 2024 there was no outstanding forward and option contracts.

3.	Derivative instrument gains and losses

The following table sets forth the expense (income) from derivatives instruments included in the consolidated statements of operations and reclassified from other comprehensive income:

	Year ended December 31,
	2024	2023	2022

Cost of revenues	$(105)	$814	$674
Research and development	(240)	1,144	1,029
Sales and marketing	(63)	368	365
General and administrative	(96)	548	481

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

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located in the United States, Europe, Asia Pacific and Latin America. The Company performs ongoing credit evaluations of its customers. In certain circumstances, the Company may require letters of credit from its customers, other collaterals or additional guarantees. The allowance for credit loss is based on the Company’s assessment of historical collection experience, customer creditworthiness, and current and future economic and market conditions. The Company regularly reviews the adequacy of the allowance for credit loss based on a combination of factors, including an assessment of the current customer’s aging balance, the nature and size of the customer and the financial status of the customer. Accounts receivable deemed uncollectable are charged against the allowance for credit loss when identified. Doubtful debt expense is included in Sales and Marketing in the Consolidated Statements of Income (Loss). The allowance for credit loss as of December 31, 2024 and 2023, amounted to $9,243 and $5,227, respectively.

The change in 2024 and 2023, current period provision allowance for credit loss amounted to $4,299 and $5,152, respectively, which was partially offset by a write-off amount of $283 and $663, respectively.

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

For the year ended December 31, 2024, 2023 and 2022, the Company sold trade receivables to financial institutions in a total net amount of $2,739, $2,262 and $616, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860. During the year ended December 31, 2024, 2023 and 2022, the Company recorded an aggregate amount of $340, $356 and $41, respectively, as financial expenses related to its factoring arrangements.

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

Severance expenses for the years ended December 31, 2024, 2023 and 2022 were $3,066, $3,144 and $3,554, respectively.

aa.	Fair value of financial instruments:

The Company applies ASC No. 820. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Fair value of financial instruments (Cont.)

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

For the years ended December 31, 2024, 2023 and 2022, all outstanding options and RSU’s of 2,752,644, 2,306,577 and 1,718,661, respectively, have been excluded from the calculation of the diluted earnings per share since their effect was anti-dilutive.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ac.	Segment reporting:

The Company identifies operating segments in accordance with ASC Topic 280, “Segment Reporting” as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker (“CODM”), or decision-making group, in making decisions regarding resource allocation and evaluating financial performance. Consolidated net income in the consolidated statements of income (loss) is the measure of financial profit and loss most closely aligned with generally accepted accounting principles that is used by the CODM to assess performance and resource allocation. Our Chief Executive Officer is our chief operating decision maker who evaluates performance and makes operating decisions about allocating resources and based on consolidated financial data and assessing performance. Further, the CODM reviews and utilizes functional expenses (cost of revenues, sales and marketing, research and development, and general and administrative) at the consolidated level to manage the Company’s operations, evaluate return on total assets in deciding whether to invest in the development and expansion of our consolidated operations or into strategic transactions, such as acquisitions and capital repurchases.

ad.	Restructuring:

During 2023, the Company decided upon a cost savings initiative which resulted in restructuring charge. Included in this restructuring is a workforce reduction, a consolidation of facilities and a phasing out of legacy platforms.

As a result, the Company recognized a workforce reduction of approximately 10% in 2023, and an additional 4% in 2024, recorded as severance and other related expenses for the impacted employees, in addition to other related expenses.

The Company substantially completed these actions by March 27, 2025.

A summary of the restructuring charges for the year ended December 31, 2024 and 2023 by major activity type is as follows:

	December 31, 2024
	Employee termination costs	Write-off	Others	Total

Cost of product revenues	$894	$789	$-	$1,683
Cost of service revenues	298	-	-	298
Research and development	235	-	-	235
Sales and marketing	190	-	-	190
General and administrative	437	-	-	437
	$2,054	$789	$-	$2,843

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ad.	Restructuring (Cont.)

	December 31, 2023
	Employee termination costs	Write-off	Others	Total

Cost of product revenues	$147	$5,510	$-	$5,657
Cost of service revenues	433	5,499	-	5,932
Research and development	283	598	-	881
Sales and marketing	719	-	2,211	2,930
General and administrative	597	3,378	-	3,975

	$2,179	$14,985	$2,211	$19,375

For the year ended December 31, 2023, the Company recorded $11,009 of inventory write-off in cost of revenues as a result.

The liabilities related to the restructuring plan as of December 31, 2024 and 2023 amounted to $1,172 and $4,558 respectively. The liabilities related to the restructuring plan as of December 31, 2023 were paid in full in 2024.

ae.	Recently adopted accounting pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company adopted ASU 2023-07 during the year ended December 31, 2024, refer to note 16.

af.	Recently issued accounting pronouncements

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

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires an entity to disclose the amounts purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. It also requires an entity to include certain amounts that are already required to be disclosed under current GAAP in the same disclosure. Additionally, it requires an entity to disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and to disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026, and the Company is currently evaluating the impact of adopting ASU 2024-03.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- MARKETABLE SECURITIES

The following is a summary of marketable securities held as of December 31, 2024 and 2023:

	December 31, 2024
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Matures within one year:
Corporate debentures	$215,040	$81	$(1,720)	$213,401
Government debentures	9,577	-	(41)	9,536

	224,617	81	(1,761)	222,937
Matures after one through four years:
Corporate debentures	48,074	180	(168)	48,086
Government debentures	-	-	-	-

	48,074	180	(168)	48,086

Total	$272,691	$261	$(1,929)	$271,023

	December 31, 2023
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Matures within one year:
Corporate debentures	$58,319	$4	$(1,031)	$57,292
Government debentures	-	-	-	-

	58,319	4	(1,031)	57,292
Matures after one through four years:
Corporate debentures	222,766	179	(7,565)	215,380
Government debentures	8,109	-	(286)	7,823

	230,875	179	(7,851)	223,203

Total	$289,194	$183	$(8,882)	$280,495

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- MARKETABLE SECURITIES (Cont.)

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values, were as follows as of December 31, 2024 and 2023:

	December 31, 2024
	Less than 12 months		More than 12 months		Total
	Fair Value	Unrealized Losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$21,448	$(63)	$167,324	$(1,825)	$188,772	$(1,888)
Government debentures	-	-	8,062	(41)	8,062	(41)

Total	$21,448	$(63)	$175,386	$(1,866)	$196,834	$(1,929)

	December 31, 2023
	Less than 12 months		More than 12 months		Total
	Fair value	Unrealized Losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$13,456	$(73)	$226,925	$(8,523)	$240,381	$(8,596)
Government debentures	-	-	7,823	(286)	7,823	(286)

Total	$13,456	$(73)	$234,748	$(8,809)	$248,204	$(8,882)

NOTE 4:- FAIR VALUE MEASUREMENTS

The table below sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2024 and 2023 by level within the fair value hierarchy.

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:

Cash and cash equivalents	$35,003	-	-	$35,003
Short-term bank deposits	205,934	-	-	205,934
Marketable securities	-	271,023	-	271,023

Total financial assets	$240,937	$271,023	-	$511,960

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:

Cash and cash equivalents	$39,605	-		$39,605
Short-term bank deposits	235,600	-	-	235,600
Marketable securities	-	280,495	-	280,495
Foreign currency derivative contracts	-	595		595

Total financial assets	$275,205	$281,090	-	$556,295

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:- INVENTORIES, NET

	December 31,
	2024	2023

Raw materials and components	$32,475	$28,331
Finished goods (*)	27,867	39,381

	$60,342	$67,712

(*)	Includes amounts of $1,100 and $367 as of December 31, 2024 and 2023, respectively, with respect to inventory delivered to customers for which revenue was not yet recognized.

NOTE 6:- PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2024	2023
Cost:

Computer and peripheral equipment	$12,648	$10,706
Office furniture and equipment	7,012	6,200
Equipment on lease	14,622	-
Machinery and equipment	37,651	37,614
Leasehold improvements	25,715	24,946
Building and land	20,128	20,091

	117,776	99,557

Accumulated depreciation	(58,554)	(48,652)

Property, plant and equipment, net	$59,222	$50,905

Property, Plant and Equipment, net depreciation expenses for the years ended December 31, 2024, 2023 and 2022 were $11,121, $14,852, and $10,583, respectively.

For the year ended December 31, 2023, depreciation expenses of $2,395 were recorded as a result of the Company’s restructuring (see Note 2(ad)).

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- INTANGIBLE ASSETS, NET

a.	Intangible assets are comprised of the following:

	December 31,
	2024	2023
Original amount:
Acquired technology	$10,534	$10,534
License	1,000	1,000
Customer relationships	4,717	4,717
Non-competition agreement	974	974
Software development costs	1,320	1,320
Distribution rights	688	688

	19,233	19,233
Accumulated amortization:
Acquired technology	6,311	4,856
License	400	282
Customer relationships	4,081	3,816
Non-competition agreement	974	974
Software development costs	1,320	1,320
Distribution rights	426	338

	13,512	11,586

Intangible assets, net	$5,721	$7,647

Amortization expenses for the years ended December 31, 2024, 2023 and 2021 were $1,926, $2, 243and $2,982 respectively.

b.	Amortization expenses for future periods are as shown below:

Years ending December 31,	Amount

2025	$1,539
2026	1,538
2027	1,537
2028	750
2029	324
2030	33

$5,721

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- ACCRUED EXPENSES AND CURRENT LIABILITIES

	December 31,
	2024	2023

Accrued expenses	$10,789	$18,311
Government authorities	3,477	3,014
Warranty provision	1,052	1,323
Provision for returns	1,243	1,166
	$16,561	$23,814

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Purchase commitments:

As of December 31, 2024, the Company had $47,072 of purchase commitments for goods and services from vendors. These commitments are due primarily within one year.

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

On October 27, 2023, the lead plaintiffs filed a consolidated complaint, alleging that, between February 2021 and July 2023, the Company made misrepresentations and omissions in its public statements and disclosures in violation of the Exchange Act and Rule 10b-5 promulgated thereunder. On December 21, 2023, the defendants moved to dismiss the consolidated complaint. The lead plaintiffs filed an opposition to Defendants’ motion to dismiss on February 16, 2024.

On August 15, 2024, the Court held an oral hearing on defendants’ motion to dismiss, following which it granted the defendants’ motion, dismissing the complaint in its entirety, without prejudice. Plaintiffs filed an amended complaint on November 8, 2024. On January 24, 2025, defendants moved to dismiss the amended complaint. Plaintiffs filed an opposition to defendants’ motion to dismiss on March 10, 2025, and defendants intend to file replies in support of the motion to dismiss in 2025.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Litigation (Cont.)

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

As of December 31, 2024, the Company provided nine bank guarantees in a total amount of $871 primarily for its rented facilities.

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

Treasury shares:

On August 10, 2022, the Company’s Board of Directors approved a share repurchase program to repurchase up to $75,000 of its ordinary shares, subject to Israeli court approval and in accordance with required regulation. On September 9, 2024, the Board of Directors authorized an additional share repurchase program (“September 2024 Share Repurchase Program”) under which an additional amount of up to $100,000 of the Company’s ordinary shares could be repurchased, subject to the Company’s providing the required notification to creditors in accordance with Israeli regulations (collectively, the August 2022 and September 2024 approved repurchase programs, the “Share Repurchase Program”).

As part of the September 2024 portion of the Share Repurchase Program, on November 10, 2024, the Company entered into an accelerated share repurchase agreement (the “ASR Agreement”) with Goldman Sachs International (“GSI”) to repurchase $75,000 of the Company’s ordinary shares. Pursuant to the ASR Agreement, the Company made a payment of $75,000 to GSI in November 2024 and received in 2024 initial aggregate deliveries of 1,825,901 ordinary shares (the “Initial Shares”) from GSI pursuant to the agreement. The repurchases under the ASR Agreement were accounted for as an equity transactions.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

a.	Company’s shares (Cont.)

In February 2025, the Company completed the remaining repurchase transactions contemplated by the ASR Agreement, pursuant to which an additional 641,305 ordinary shares (the “Final Shares”) were delivered by GSI to the Company and repurchased by the Company. The total number of shares repurchased under the ASR Agreement was 2,467,206 at an average cost per share of $30.40, based on the volume-weighted average share price of the Company’s ordinary share during the calculation period under the ASR Agreement.

At the times at which the Initial Shares and the Final Shares were received and repurchased, the repurchases resulted in an immediate reduction of the outstanding number of shares of the Company used to calculate the weighted average number of ordinary shares for basic and diluted earnings per share.

During the years ended December 31, 2024 and 2023, pursuant to the Share Repurchase Program, the Company repurchased, an aggregate of 2,332,826 and 2,652,051 ordinary shares, respectively, which included both open market repurchases and, in the case of 2024, repurchases under the ASR Agreement, at total costs of $65,921 and $55,770, respectively.

As of December 31, 2024, $25,000 remained available under the September 2024 Share Repurchase Program for potential open market repurchases.

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

During December 2024, the Company’s board of directors approved an increase of 672,132 shares to the number of ordinary shares reserved for issuance under the Company’s equity incentive plans. As of December 31, 2024, an aggregate of 2,122,421 ordinary shares were available for future grants under those plans.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

c.	A summary of the Company’s share option activity and related information is as follows:

	Number of shares upon exercise	Weighted average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	631,675	$49.32	5.83	$1,039
Granted	65,036	16.48	-	-
Exercised	(61,441)	11.63	-	1,069
Forfeited	(41,349)	21.24	-	-

Outstanding at end of year	593,921	$46.95	5.55	$4,516

Exercisable at end of year	421,971	$47.37	4.37	$3,206

As of December 31, 2024, the Company had $3,595 of unrecognized compensation expense related to non-vested share options expected to be recognized over a weighted average period of 1.71 years.

The weighted average fair value of options granted during the years ended December 31, 2024, 2023 and 2022 was $9.61, $12.88 and $47.06 per share, respectively. The total intrinsic value of options exercised during the years ended December 31, 2024, 2023 and 2022 was $1,069, $163 and $1,086, respectively.

d.	A summary of the Company’s RSU activity is as follows:

Number of RSUs

Unvested at beginning of year	1,674,902
Granted	1,412,810
Vested	(603,213)
Forfeited	(325,776)

Unvested at the end of the year	2,158,723

The weighted average fair value at grant date of RSU’s granted for the years ended December 31, 2024, 2023 and 2022 was $20.27, $20.11 and $43.65, respectively. The total fair value of RSUs vested during the year ended December 31, 2024, was $12,232.

The weighted average fair value of RSUs vested during the years ended December 31, 2024, 2023 and 2022 was $31.10, $52.27 and $57.98, respectively.

The weighted average fair value of RSUs forfeited during the years ended December 31, 2024, 2023 and 2022 was $24.35, $33.19 and $68.19, respectively.

As of December 31, 2024 and 2023, the weighted average fair value of the unvested RSUs was $20.25 and $28.51, respectively.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

d.	A summary of the Company’s RSU activity is as follows (Cont.)

As of December 31, 2024, the Company had $36,947 of unrecognized compensation expenses related to RSUs, expected to be recognized over a weighted average period of 2.48 years.

As of December 31, 2024, an aggregate of 326,001 PSUs were included in the unvested RSUs amount.

e.	The following table sets forth the total share-based compensation expense included in the consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024	2023	2022

Cost of products	$2,018	$2,356	$2,185
Cost of services	1,703	1,758	1,676
Research and development, net	5,310	5,759	5,312
Sales and marketing	6,228	6,689	7,361
General and administrative	6,497	6,027	6,115

Total share-based compensation expenses	$21,756	$22,589	$22,649

f.	On January 10, 2017, the Company signed a master purchase agreement with Amazon Inc. (the “Agreement”) under which warrants to purchase ordinary shares of the Company were issued to Amazon as a customer incentive, subject to vesting as a function of payments for purchased products and services. As of December 31, 2024, all of the warrants under that original Agreement had been exercised.

On September 14, 2020, the Company signed an amendment to the master purchase agreement (the “Amended Agreement”) with Amazon Inc. under which an additional 3,401,028 warrants to purchase ordinary shares of the Company at an exercise price of $59.26 were issued to Amazon. The warrants are subject to vesting as a function of payments for purchased products and services of up to $400, including $250 million in respect of specific existing products and services (“Old Business”) and $150 million in respect of new products (“New Business”). The warrants are exercisable over a five-year period beginning in January 2021, with the shares vesting incrementally each time Amazon makes a payment totaling $5 million to the Company. As of December 31, 2024, 1,943,445 warrants are exercisable under the Purchase Agreement, all related to the Old Business. As of December 31,2024, warrants in respect of the Old Business were fully vested.

The fair value of the warrants was measured on the grant date using the Monte Carlo simulation with assumptions of a risk-free rate of 0.4%, volatility rate of 52%, dividend yield of 0% and an expected term of 5.32 years.

The Company recognized a reduction to revenues of $3,273, $13,842 and $22,500 during the years ended December 31, 2024, 2023 and 2022, respectively, in respect of the warrants granted to Amazon.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted earnings (losses) per share:

	Year Ended December 31,
	2024	2023	2022
Numerator for basic and diluted earnings (losses) per share:

Net loss	$(16,800)	$(64,351)	$(79,065)

Weighted average ordinary shares outstanding:

Denominator for basic losses per share	47,482,820	49,160,266	49,791,659
Effect of dilutive securities:
Employee share options, RSUs, PSUs and Warrants	-	-	-

Denominator for diluted losses per share	47,482,820	49,160,266	49,791,659

Basic losses per share	$(0.35)	$(1.31)	$(1.59)

Diluted losses per share	$(0.35)	$(1.31)	$(1.59)

NOTE 12:- ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss), net of taxes, for the year ended December 31, 2024:

	Unrealized Gains (losses) on marketable securities	Unrealized Gains (losses) on cash flow hedges	Foreign currency translation adjustment	Total

Beginning balance	$(8,604)	$594	$800	$(7,210)
Other comprehensive income before reclassifications	7,100	(89)	-	7,011
Amounts reclassified from accumulated other comprehensive income	(164)	(505)	-	(669)

Net current period other comprehensive income	6,936	(594)	-	6,342

Ending Balance	$(1,668)	$-	$800	$(868)

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

The components of lease expenses for the years ended December 31, 2024, 2023 and 2021 were as follows:

	Year ended December 31,
	2024	2023	2022

Operating lease	$4,028	$5,566	$6,126
Short-term lease	111	80	297

Total lease expense	$4,139	$5,646	$6,423

Cash paid for amounts included in the measurement of operating lease liabilities was $4,476, $5,742 and $6,282 during the years ended December 31, 2024, 2023 and 2022, respectively.

The Company’s operating lease agreements have remaining lease terms ranging from one to four years. Some of these agreements include allowances, such as the Company’s option to extend the leases for additional terms of up to five years.

As of December 31, 2024 and 2023, the weighted average remaining lease term is approximately 7.29 and 7.8 years, respectively, and the weighted average discount rate is 5.4 and 3.4 percent, respectively. The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Maturities of operating lease liabilities as of December 31, 2024 were as follows:

2025	$4,173
2026	3,594
2027	3,096
2028	2,645
2029	2,637
Thereafter	6,094

Total operating lease payments	$22,239

Less - imputed interest	(3,863)

Present value of future lease payments	$18,376

For the year ended December 2023, an impairment loss of $1,118 was recorded as a result of the Company’s restructuring. (see Note 2ad).

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME

a.	Tax rates:

Taxable income of the Company and its Israeli subsidiary is subject to Israeli corporate tax at the rate of 23%. The Company and its Israeli subsidiary are also eligible for tax benefits as further described in note 14b.

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

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”) (Cont.)

The partial corporate income tax relief was available to companies that elected to implement the temporary reduced tax relief by November 15, 2023 in respect of its exempt retained earnings, provided that up to 30% (the exact rate is calculated by a new statutory formula) of the “released” earnings are re-invested in Israel in at least one of the following: Industrial activities, Research and development activities, Assets used by the company, salaries of newly recruited employees, for a period of up to 5 years.

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

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”) (Cont.)

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

Each of the Company and its Israeli subsidiary is an “Industrial Company” as defined by the Israeli Law for the Encouragement of Industry Taxation), 1969, and, as such, is entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes. In addition, these Israeli companies are eligible to submit consolidated tax returns, allowing the offsetting of losses between the entities.

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2024 was $14,476. If these undistributed earnings are distributed, they would be taxed at the corporate tax rate applicable to such income, and $2,529 of additional taxes would be incurred as of December 31, 2024.

e.	Tax assessments:

The Company and its Israeli subsidiary received final tax assessments through 2021. The U.S subsidiary, Tesoma GmbH and German subsidiary received final tax assessments through 2018, 2019 and 2020, respectively, and the Hong Kong, Japan and U.K subsidiaries have not received a final tax assessment since inception.

f.	Carryforward losses for tax purposes:

As of December 31, 2024, the Company and its Israeli subsidiary have carryforward tax losses of approximately $201,526, which can be carried forward indefinitely.

As of December 31, 2024, Custom Gateway Ltd has carryforward tax losses of approximately $9,286.

As of December 31, 2024, Tesoma GmbH has carryforward tax losses of approximately $7,114.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s and its subsidiaries’ deferred tax liabilities and assets are as follows:

	December 31,
	2024	2023

Deferred tax assets:
Carryforward tax losses	$19,463	$13,733
Share-based compensation expenses	3,357	2,697
Research and development carryforward expenses	2,597	3,329
Allowance and other reserves	5,975	7,812
Operating lease liabilities	2,662	3,340

Total gross deferred tax assets	34,054	30,911

Less, Valuation Allowance	(30,106)	(26,326)

Total deferred tax assets	3,948	4,585

Deferred tax liabilities:
Operating lease ROU assets	(2,721)	(3,184)
Intangible assets	(1,015)	(1,253)
Others	(212)	(148)

Total gross deferred tax liabilities	(3,948)	(4,585)

Net deferred tax assets (liabilities)	$-	$-

In assessing the ability to realize deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the available evidence, management believes that it is more likely than not that its deferred tax assets will not be realized and , accordingly, a valuation allowance has been provided.

Loss before income taxes is comprised as follows:

	Year Ended December 31,
	2024	2023	2022

Domestic	$(13,859)	$(62,734)	$(58,085)
Foreign	(1,106)	(647)	1,585

Loss before income taxes	$(14,965)	$(63,381)	$(56,500)

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

h.	Taxes on income (tax benefits) are comprised as follows:

	Year Ended December 31,
	2024	2023	2021

Current taxes	$1,835	$1,463	$12,619
Deferred taxes	-	(493)	9,946

	$1,835	$970	$22,565

Domestic	$117	$(16)	$20,400
Foreign	1,718	986	2,165

	$1,835	$970	$22,565

	Year Ended December 31,
	2024	2023	2022
Domestic taxes:

Current taxes	$117	$174	$11,119
Deferred taxes	-	(190)	9,281

	117	(16)	20,400

Foreign taxes:

Current taxes	1,718	1,289	1,500
Deferred taxes	-	(303)	665

	1,718	986	2,165

Taxes on income	$1,835	$970	$22,565

i.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	December 31,
	2024	2023

Beginning of year	$568	$394
Additions related to tax positions taken during current year	41	174

Balance at December 31(*)	$609	$568

(*)	As of December 31, 2024 and 2023, unrecognized tax benefits in an amount of $256 in both years, were presented as a reduction from deferred taxes.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14: -TAXES ON INCOME (Cont.)

i.	Uncertain tax positions (Cont.)

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

j.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year Ended December 31,
	2024	2023	2022

Loss before taxes, as reported in the consolidated statements of operations	$(14,965)	$(63,381)	$(56,500)

Theoretical tax benefit at the Israeli statutory tax rate	(3,441)	(14,578)	(12,995)
Beneficiary enterprise income	2,148	9,724	9,003
Tax adjustment in respect of different tax rate of foreign subsidiaries	(36)	225	639
Non-deductible expenses and other permanent differences	368	143	(289)
Share based compensation	1,210	1,004	541
Increase (decrease) in other uncertain tax positions, net	41	174	(639)
Taxes related to prior years (see also note 14b)	347	(61)	11,471
Losses and timing differences for which valuation allowance was provided, net	1,545	4,819	15,727
Others	(347)	(480)	(893)

Actual tax expense	$1,835	$970	$22,565

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- SEGMENT AND GEOGRAPHIC INFORMATION

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

Revenue disaggregated by revenue source consists of the following:

	Year Ended December 31,
	2024	2023	2022

Systems	$33,190	$48,998	$119,073
Ink and consumables	114,896	112,047	103,429
Services	55,739	58,741	49,016

Total revenue	$203,825	$219,786	$271,518

The following table presents revenue disaggregated by geography based on customer location:

	Year Ended December 31,
	2024	2023	2022

U.S.	$115,034	$123,550	$138,515
EMEA	50,089	60,706	93,243
Asia Pacific	21,509	22,006	24,396
Other	17,193	13,524	15,364

Total revenue	$203,825	$219,786	$271,518

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- SEGMENT AND GEOGRAPHIC INFORMATION (Cont.)

The following table presents long-lived assets including right of use assets by geographic region as of December 31, 2024 and 2023:

	December 31,
	2024	2023

U.S.	$13,340	$2,560
Israel	49,701	58,489
EMEA	14,937	13,279
Asia Pacific	298	359

	$78,276	$74,687

Major customers’ data as a percentage of total revenues:

The following table sets forth the customers that accounted for 10% or more of the Company’s total revenues in each of the years set forth below:

	Year Ended December 31,
	2024	2023	2022

Customer A	30%	20%	27%

Major customers’ data as a percentage of Trade receivables:

The following table sets forth the customers that accounted for 10% or more of the Company’s Trade receivables in each of the years set forth below:

	December 31,
	2024	2023

Customer A	14%	16%
Customer B	15%	13%
Customer C	12%	-

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- FINANCIAL INCOME, NET

Financial income, net:

	Year Ended December 31,
	2024	2023	2021
Financial income:

Interest on bank deposits and other interest income	$15,924	$20,246	$6,586
Exchange rate differences, net	-	-	2,426
Realized gain on sale of marketable securities, net	164	-	-
Interest on marketable securities	7,537	7,343	6,465
Amortization of premium and accretion of discount on marketable securities, net	389	-	-

	24,014	27,589	15,477
Financial expenses:

Bank charges	(247)	(236)	(265)
Exchange rate differences, net	(1,417)	(2,315)	-
Realized loss on sale of marketable securities, net	-	(134)	(10)
Amortization of premium and accretion of discount on marketable securities, net	-	(754)	(1,820)

	(1,664)	(3,656)	(2,095)

Total financial income, net:	$22,350	$24,150	$13,382

NOTE 17:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company’s policy is to enter into transactions with related parties on terms that, on the whole, are no less favorable than those available from unaffiliated third parties. Based on the Company’s experience in the business sectors in which it operates and the terms of its transactions with unaffiliated third parties, the Company believes that all of the transactions met this policy at the time they occurred.

- - - - - - - - - - - - - - - - - - - -