Form 20-F
period 2025-12-31
Kornit Digital Ltd.
filed 2026-03-26
CIK 1625791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Assaf Zipori, Chief Financial Officer

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

46,290,822 ordinary shares, par value NIS 0.01 per share (which excludes 5,626,182 Treasury shares), as of December 31, 2025

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

The statements that we make regarding the following matters are forward-looking by their nature:

●	our plans to develop, introduce and sell new or improved products and product enhancements, including specifically our Apollo, Atlas Max Plus, Atlas Max Poly, Presto Max, Smart curing systems, Rapid Size Shifter pallets and KornitX;

●	our expectations regarding our future gross margins and operating expenses;

●	our expectations regarding our growth and overall profitability;

●	our expectations concerning sales to, and revenues to be generated from, significant customers, including Amazon;

●	our expectations regarding challenging global macro-economic conditions, such as changes in consumer demand, relatively high interest rates and inflationary conditions, which have been impacting and may continue to impact, in an adverse manner, the budgets of our customers and potential customers for capital expenditures and, consequently, our revenues, profitability and cash flows;

●	our expectations regarding the impact of variability on our future revenues;

●	our expectations regarding drivers of our future growth, including anticipated sales growth, penetration of new product markets, and expansion of our customer base;

●	our expectations relating to new business models, such as our All-Inclusive Click (AIC™) model, which we launched during 2024;

●	our plans regarding our distribution strategy for our products;

●	our goals with respect to the environmental impact of our operations and products;

●	our expectations concerning competition;

●	our expectations regarding the success of our new systems and other products;

●	the expected impact of new accounting pronouncements on our results of operations;

●	the impact of government laws and regulations;

●	our expectations regarding our anticipated cash requirements for the next 12 months;

ii

●	our plans to expand our international operations;

●	our plans to file and procure additional patents relating to our intellectual property rights and the adequate protection of these rights;

●	our expectations regarding the economic environment in Israel following Israel’s recent war and military conflicts against the terrorist organizations Hamas and Hezbollah, Iran, and, intermittently, the Houthi terrorist organization in Yemen, and whether and how that environment may impact our company;

●	our expectations regarding the effects of changes to our organization and our operating model; and

●	our plans to pursue strategic acquisitions or invest in complementary companies, products or technologies and our expectations as to the success of those acquisitions and investments.

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

Summary of Risks Related to Our Business and Our Industry

●	Our success is dependent on adoption of digital textile printing in place of existing methods of printing.

●	We are dependent on our ability to timely introduce new products that are accepted by the market and increase our market share.

●	We face increased competition from a wide variety of market participants.

●	Our significant reliance on a small number of significant customers, including Amazon.

●	Unfavorable macro-economic conditions, such as relatively high interest rates and lingering inflationary conditions, have impacted, and may continue to impact, in an adverse manner, the budgets of our customers and potential customers for capital expenditures, which may continue to have material adverse consequences for our revenues, financial position, and cash flows.

●	Our significant reliance on suppliers, including single-source suppliers, and our reliance on third-party manufacturers.

●	Overcapacity in the global printed fashion and textile industries has caused and may continue to cause our customers to underutilize existing printing systems that they have purchased from us and to reduce their orders for new systems. That could similarly cause us to underutilize our ink manufacturing facility.

●	Our expected reliance, for a significant portion of our future long-term revenues, on our All-Inclusive Click (AIC™) model, under which we retain ownership of our systems, while our customers operate the systems and are charged a fixed fee per impression, has certain accompanying risks.

●	Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

●	New and reciprocal import tariffs imposed by the United States and other countries have been eroding the profit margins we obtain from sales of our products, and in some instances have been increasing the prices at which our products are offered for sale to customers in the U.S., which has been, and could continue to, adversely impacted demand for our products.

●	The scrutiny that may be applied to sustainability practices of companies such as ours.

●	Our expanding international operations are accompanied by costs, operational risks and required regulatory compliance in many jurisdictions.

●	We may not be able to successfully acquire and integrate other companies and technologies, necessary for our growth, and to finance such acquisitions.

●	We may be subject to significant tax liabilities, including as a result of audits of our tax returns.

Summary of Risks Related to Intellectual Property

●	We may be unable to protect our patents and trademarks from infringement and avoid infringing the intellectual property rights of others.

Summary of Risks Related to Our Ordinary Shares

●	Volatility of our share price.

●	Increased costs as a public company as a result of new compliance initiatives, including reporting obligations, conducting know-your-client background checks and various training programs.

Summary of Risks Related to Our Operations in Israel

●	Israeli government tax benefits we receive may be terminated if we cease to qualify for them.

●	Any adverse economic side effects from, or re-escalations of, Israel’s wars and military conflicts against Iran and its sponsored terrorist organizations Hamas, Hezbollah and, intermittently, the Houthi terrorist organization in Yemen, could potentially adversely affect our operations.

●	Terms of our Israeli research and development grants restrict our ability to transfer manufacturing operations or technology outside of Israel.

Risks Related to Our Business and Our Industry

If the market’s rate of adoption of digital textile printing does not develop as we anticipate, our sales may not grow as expected and our share price could decline.

The global printed textile industry remains dominated by analog printing processes, the most common of which are screen printing and carousel printing. The development of the digital textile printing market has been slower than we anticipated. If the global printed textile market does not more broadly accept digital printing as an alternative to analog printing, our revenues may be adversely affected, and our share price could suffer. Widespread adoption of digital textile printing depends on, among other things, the willingness and ability of businesses in the printed textile industry to replace their existing analog printing systems with digital printing systems. These businesses may decide that digital printing processes are less reliable, less cost-effective, of lower quality, or otherwise less suitable for their commercial needs than analog printing processes. For example, screen printing currently tends to be faster and less expensive than digital printing on a cost per impression basis for larger production runs. Even if businesses are persuaded to the benefits of digital printing, we do not know whether potential buyers of digital printing systems will delay their investment decisions. As a result, we may not correctly estimate demand for our solutions, which could cause us to fail to meet market expectations for our business.

Our results of operations depend in part on achieving market acceptance for our new products.

Our ability to develop innovative new systems and products is important to our business strategy and competitive position. Difficulties or delays in research, development, production or commercialization of new systems and products could adversely impact our sales and competitive position. Market acceptance of our new systems depends, among other things, on the systems demonstrating a real advantage over existing solutions, the success of our sales and marketing teams in creating awareness of the system, the sales price and the return on investment of the system relative to alternative systems, customer recognition of the value of our technology, the effectiveness of our marketing campaigns, and the general willingness of potential customers to try new technologies. If the market does not accept our new systems and solutions, our business, results of operations and financial conditions will be adversely affected.

If our customers use alternative ink and consumables and/or alternative spare parts in our systems, our gross margin could decline significantly, and our business could be harmed.

Our business model is favorably impacted by recurring sales of our ink and other consumables and spare parts for our existing and growing installed base of systems. Third-party ink and other consumables and spare parts might be less expensive or otherwise more appealing to our customers than our ink and other consumables and spare parts. Significant sales of third-party inks and other consumables and spare parts to our customers would adversely impact our revenues and adversely impact our gross margins and overall profitability. In addition, the use of third-party ink could cause our print heads to clog or otherwise malfunction since our systems are set up to operate at the highest throughput level only when using our original ink and other consumables. We have sought to prevent this in part by protecting the innovations underlying our ink and other consumables through patents and other forms of intellectual property protections. Use of third-party ink and other consumables would also void the warranty over our systems. We also include an RFID mechanism with our ink tanks. These steps may be challenged or bypassed. Any reduction in our ability to market and sell our ink and other consumables and spare parts for use in our systems may adversely impact our future revenues and our overall profitability.

We face increased competition and if we do not compete successfully, our revenues and demand for our solutions could decline.

The principal competition for our direct-to-garment (DTG) systems comes from manufacturers of industrial DTG printers, analog screen-printing systems, and digital hybrid systems such as M&R Printing Equipment, ROQ and Brother. We also face some competition in this market from Aeoon, Seiko Epson Corporation, Ricoh Company Ltd, OvelJet and several smaller competitors that offer industrial level production capacity through multiple entry level systems. More recently, there has been an increase in the adoption of commercial level direct-to-film (DTF) printing methodologies, a sub-segment of traditional heat transfer, which are intended to replace direct-to-garment printing for specific applications such as multiple placements. Our primary competitors in direct-to-film printing are M&R, Mimaki, Ricoh, Brother, and various other smaller competitors.

Our primary competitors in the Direct-to-Fabric or Roll-To-Roll market include: Atexco, EFI Regiani, Epson, and Durst. The principal competition for our KornitX global fulfillment network (GFN) offering which enables on-demand production of textiles and other goods, comes from a variety of virtual marketplaces that offer certain fulfillment services or applications, or purpose-built direct API connectivity to specific fulfillers.

Current and future competitors may be able to respond more quickly to changes in customer demands and devote greater resources to the development, promotion and sale of their printers and ink and other consumables than we can. Our current and potential competitors in both the direct-to-garment and direct-to-fabric / roll-to-roll markets, including direct-to-film manufacturers, may also develop and market new technologies that render our existing solutions unmarketable or less competitive. In addition, if these competitors develop products with similar or superior functionality to our solutions at prices comparable to or lower than ours, we may be forced to decrease the prices of our solutions to remain competitive, which could reduce our gross margins.

A significant portion of our sales is concentrated among a small number of customers, and our business would be adversely affected by a decline in sales to, or the loss of, those customers.

During the years ended December 31, 2025 and 2024, our ten largest customers accounted for approximately 60% of our revenues. During those same years, out of the foregoing group of largest customers, Amazon Corporate LLC, a subsidiary of Amazon.com, Inc., which we collectively refer to as Amazon, accounted for approximately 31% and 30% of our revenues, respectively. Given the concentration of our revenues with these customers, the loss of either Amazon or another one of our significant customers, or variability in their order flows, could materially adversely affect our revenues and results of operations.

Macro-economic headwinds caused by inflation, relatively high interest rates and limited credit availability have been adversely impacting our revenues and profitability, and may continue to do so.

Our business depends on overall demand within the global printed fashion and textile industries, the economic health of our current and prospective clients and worldwide economic conditions. Certain adverse economic conditions, including inflation, which was high in recent years, have increased the prices of goods and services and caused a reduction in the capital budgets of our customers and potential customers, who have less money to invest in our systems and solutions. Higher interest rates, which were implemented by central banks to curb inflation, while having been reduced to a certain extent recently, have worsened credit/financing conditions for our customers and adversely impacted their ability to purchase our products. These factors have also delayed or lengthened our sales cycles, inhibited our international expansion, and led to longer collection cycles for payments due from our customers, and may potentially result in an increase in customer bad debt. As a result of these conditions, customers have found it harder to obtain financing to fund their purchase of our systems. While the long-term implications of macroeconomic events on our business, results of operations and overall financial position remain uncertain, in the short term these headwinds have challenged our business. Our products revenues grew slightly in 2025 on an annual basis for the first time in a number of years, although annual services revenues declined. If macroeconomic conditions continue to inhibit us, that would make it harder for us to continue or improve our revenue growth in future years.

In addition to exerting the foregoing impact, macro-economic headwinds may amplify a number of risks for us, including, but not limited to, the following:

●	our ability to increase sales of, and AIC™ arrangements involving, new, enhanced systems and solutions to existing customers may be hindered due to more cautious purchasing and investment strategies by corporate customers, in addition to systems overcapacity at some customers;

●	reduced economic activity, which could lead to a recession, could negatively impact consumer discretionary spending on garments and apparel, which in turn could severely impact our business operations, financial condition, and liquidity;

●	our customer-success efforts, our ability to enter into new markets and to acquire new customers may be impeded, in part due to potentially lower conversion rates and delays and lengthening of our sales cycles; and

●	there may be an increase in our credit losses reserves as customers face economic hardship and collectability becomes more uncertain, including due to a higher risk of bankruptcies.

The full impact of economic and other headwinds on our business and our future performance may also have the effect of heightening any of our other risk factors described in this annual report and it is difficult to predict how long those headwinds will continue. As such, there is a risk that any expectations for our business and guidance we provide to the market may be incorrect.

Our quarterly results of operations have fluctuated in the past and may fluctuate in the future due to variability in our revenues.

Our revenues and other results of operations have fluctuated from quarter to quarter in the past and could continue to fluctuate in the future. Our revenues depend in part on the sale and delivery of our systems and solutions, and we cannot predict with certainty when sales transactions for our systems will close or when we will be able to recognize the revenues from such sales, which generally occurs upon delivery of our systems. Customers that we expect to purchase our systems and solutions may delay doing so due to timing of obtaining regulatory permits, site readiness, or a change in their priorities or business plans, including as a result of adverse general economic conditions that may disproportionately impact the ability of the small-mid size businesses that constitute a significant portion of our customer base to expend capital or access financing sources. Such conditions could also force us to reduce our prices or limit our ability to profit from economies of scale, which could harm our gross margins. As a result of these factors, we may fail to meet market expectations for any given quarter if sales that we expect for that quarter are delayed until subsequent quarters or canceled. The closing of one or more large transactions in a particular quarter may make it more difficult for us to meet market expectations in subsequent quarters, and our failure to close one or more large transactions in a particular quarter could adversely impact our revenues and margins for that quarter. In addition, we may experience slower growth in our gross margins as our new systems and solutions gain commercial acceptance. Our gross margins may also fluctuate based on the regions in which sales of these systems and solutions occur.

Our customers generally purchase our ink and other consumables on an as-needed basis, and delays in making such purchases by one or a number of customers could result in a meaningful shift of revenues from one quarter to the next. Moreover, we typically maintain inventories of ink and other consumables sufficient to cover our average sales for at least one quarter ahead. These inventories may not match customers’ demands for any given quarter, which could cause shortages or excesses in our ink and other consumables inventory and result in fluctuations in our quarterly revenues. To the extent that we have excess ink and consumables inventory that we are unable to sell due to expiration dates, we may have to write off such inventory. These inventory requirements may also limit our ability to profit from economies of scale in the production of our ink and other consumables. Additionally, we may need to increase our inventory levels in the principal regions in which our sales occur, in order to prevent a potential failure by us to supply our customers if our Israeli facilities and supply line were to be damaged or discontinued. We effected such an increase during some of the recent military conflicts involving Israel. Actions such as this heighten the foregoing risks associated with excess inventory.

Furthermore, we base our current and future expense levels on our revenue forecasts and operating plans, and our costs are relatively fixed in the short term, due in part to extended supply and logistics lead times required for ordering certain components of our systems either directly by us or by our contracted manufacturers. Although we have taken decisive actions to reduce our cost structure over the last two years, we may nevertheless not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues during a particular future quarter, and even a relatively small decrease in revenues could disproportionately and adversely affect our financial results for that quarter. The variability and unpredictability of these and other factors could result in our failing to meet financial expectations for a given period.

Our contractual arrangements with Amazon, a significant customer, contain a number of material undertakings by us and other agreements the impact of which cannot be fully predicted in advance.

In January 2017, we entered into a master purchase agreement with an affiliate of Amazon.com, Inc. governing sales of our systems and ink and other consumables at agreed-upon prices that vary based on sales volumes. We also agreed to provide maintenance services and extended warranties to Amazon at agreed prices. The term of the agreement was five years beginning on May 1, 2016, and extends automatically for additional one-year periods unless terminated by Amazon. Pursuant to the master purchase agreement, we have issued to an affiliate of Amazon warrants to acquire up to 3,401,028 of our ordinary shares at a purchase price of $59.26 per share, of which 1,943,445 were vested and exercisable as of December 31, 2025. These warrants vest over a five-year period that began in January 2021 based on payments made by Amazon in connection with the purchase of goods and services from us. The value of the warrants that are currently outstanding is based on their fair value as of the grant date of September 14, 2020.

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

●

The print heads for our systems are supplied by a sole supplier, FujiFilm Dimatix, Inc., or FDMX. We entered into an agreement with FDMX in 2015, pursuant to which FDMX sells us certain off-the-shelf print heads and additional products, all of which FDMX regularly sells to providers of inkjet systems. Under the agreement, as last amended on January 1, 2025, the current term of the agreement runs through December 31, 2027. The agreement provides that FDMX may increase the prices of the products that we purchase from it upon 180-days’ prior notice at any time, subject to certain conditions. The agreement further provides that FDMX may, at its option, discontinue products supplied under the agreement, provided that we are given one-year notice of the planned discontinuance and are provided with an end-of-sale purchase program.

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

●	A chemical used in some of our inks is supplied by B.G. (Israel) Technologies Ltd., or BG Bond, a subsidiary of Ashtrom Ltd., a large public Israeli industrial company. The chemicals were previously supplied under a definitive agreement which has expired, and currently we purchase these chemicals on a purchase order basis. For most of our inks, another chemical is supplied by Brenntag, a reseller of The Dow Chemical Company, a multinational producer of chemicals and other compounds. We currently purchase these chemicals on a purchase order basis.

●	A raw material used in the production of our intensifier for the Atlas family of products and Apollo, is supplied by Lamberti S.p.A. We purchase this material on a purchase order basis.

●	Dispersing agents used in some of our inks are supplied by BASF SE, which to our knowledge is the only source of supply of those agents. We purchase these dispersing agents from BASF on a purchase order basis. We maintain safety stock of these chemicals in an amount which we believe is sufficient to allow us to continue our manufacturing and qualify a new supplier in the event of discontinuation.

●	Several raw materials and pigments used in some of our inks are supplied by Heubach Group, which was acquired by Sudarshan Chemical Industries in 2024. We currently purchase these raw materials and pigments on a purchase order basis. We maintain safety stock of these raw materials and pigments in an amount which will allow us to continue our manufacturing for several fiscal quarters in case of discontinuation.

●	Certain parts of the control system of our systems are supplied by sole suppliers, Yaskawa Europe Technology Ltd., an affiliate of Yaskawa Electric Corporation, or Yaskawa, and Beckhoff Automation Limited. Our turnkey suppliers (Flex and Sanmina- SCI Israel Medical Systems Ltd.), which assemble the control system on our behalf, purchase those control system parts from Yaskawa and Beckhoff. We also purchase additional spare control system parts from Yaskawa and Beckhoff for our service department on a purchase order basis.

●	Some of our printing systems are compatible with a dryer that we purchase from Adelco Screen Process, or Adelco, which fulfills most of the demand for that dryer. The dryer is supplied under an April 2019 agreement that we entered into with Adelco, which has repeating one-years terms that renew automatically each April.

The loss of any of these suppliers, or of a supplier for which there are limited other sources, could result in the delay of the manufacture and delivery of our systems or inks and other consumables.

Other risks resulting from our reliance on suppliers include:

●	if we experience an increase in demand for our solutions, our suppliers may be unable to provide us with the components that we need to meet that increased demand in a timely manner;

●	our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements;

●	we may experience production delays related to the evaluation and testing of products from alternative suppliers;

●	we may be subject to price fluctuations due to a lack of long-term supply arrangements for key components;

●	we or our suppliers may lose access to critical services and components, resulting in an interruption in the manufacture, assembly and shipment of our systems or inks and other consumables; and

●	fluctuations in demand for components that our suppliers manufacture for others may affect their ability or willingness to deliver components to us in a timely manner.

If any of these risks materializes, the costs associated with developing alternative sources of supply or assembly in a timely manner could have a material adverse effect on our ability to meet demand for our solutions; our ability to generate revenues could be impaired, market acceptance of our solutions could be adversely affected, and customers may instead purchase or use alternative products. We may not be able to find new or alternative components of a requisite quality, or we may find that we are unable to reconfigure our systems and manufacturing processes in a timely manner if the necessary components become unavailable. As a result, we could incur increased production costs, experience delays in the delivery of our solutions and suffer harm to our reputation, which may have an adverse effect on our business and results of operations.

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

Capacity expansion projects have long lead times and require capital commitments based on forecasted product trends and demand well in advance of production orders from customers. We have in the past made significant capital investments to expand our systems and materials capacity to address forecasted future demand patterns, including our investment in our ink manufacturing facility in Kiryat Gat. These capacity additions may exceed the near-term demand requirements for our products, including both systems and consumables, leading to overcapacity situations and underutilization of our manufacturing facilities.

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

Our anticipated long-term revenue growth depends increasingly on our All-Inclusive Click (AIC™) model — under which we retain system ownership while customers operate the systems and pay a fixed fee per impression — a structure that carries certain inherent risks.

In 2024, we introduced our All-Inclusive Click (AIC™) model, designed to provide our customers with a predictable, scalable, and cost-effective approach to digital printing. Under this model, we retain ownership of our printing systems, while our customers operate the systems and are charged a fixed fee per impression produced. While we believe this pay-per-use model enables us to capture an additional portion of our potential market, consisting of customers who would not otherwise be willing or able to commit to the capital expenditure for purchasing our new systems outright, it nevertheless also could have certain adverse consequences for our business and results of operations, including, without limitation, any of the following:

●

Cash Outlay: Unlike under our traditional sales model, under the AIC™ model, we do not recognize the revenue nor collect the payments in advance, but rather on a continued basis over the course of the agreement and the use of the system, which prolongs the period under which we recognize revenues and recover the costs associated with the production of the system. This in turn requires a cash outlay upfront that could adversely affect our cash position until we are able to generate comparable levels of cash from the AIC™ model.

●	Potential Damage to Customer Relationships: in certain circumstances, including changes in labor cost, market trends and/or the availability of alternative technology, the cumulative cost to our AIC™ customers could be more expensive than had the customers purchased our systems outright, which could lead to customer dissatisfaction, and potentially damage our business relationship with those customers, or to their adoption of other printing technologies instead of ours.

●	Potential Returns of AIC™ Systems: To the extent the cumulative cost of usage of systems becomes overly burdensome to our customers, due to macro-economic conditions, alternative technologies or otherwise, that could lead to the return of those systems to us, which will require us to find new customers for those systems, which we may not be able to do in a timely manner or at all.

●	Churn Rate: Customers may switch to our competitors offering more favorable per-use rates, leading to higher churn rates.

●	Potential Payment Defaults: Customers may be unable to uphold their payment obligations towards us pursuant to AIC™ transactions. Customers who default on payments or enter into insolvency proceedings may make it difficult for us to repossess our systems and/or lead to financial losses for us.

●	Operational Costs: Support and maintenance costs related to usage by our customers of our systems could exceed expectations and/or strain our resources, leading to interruptions in the usability of our systems that are designated for our AIC™ program, or adversely affect profitability.

●

Potential Reduction of Ink Revenues: Under the AIC™ business model, customers pay a fixed fee per impression that is calculated to account for our entire costs associated with enabling customers to print using our technology and offerings, including the cost of the system, the services we provide and the consumables used by the customers. As a growing proportion of our business is shifted to this model, we may experience a decline in the overall revenues and/or profit margins associated with the sale or use of our ink, when compared to traditional sales.

●	Consumables Costs: The cost of consumables, which are included in the per-use rates offered by us, may rise, adversely affecting our profitability.

●	Fraud and Misuse: There is a greater risk of fraudulent activity with our systems that are used in the pay-per-impression model or misuse of the pay-per-impression service when customers are not investing in ownership of our systems.

To mitigate the foregoing risks, it is essential that we carefully design the pricing structure of our pay-per impression business model, monitor usage of our systems and consumables closely under that model, and establish strong customer engagement strategies to enhance loyalty and satisfaction. To the extent we do not successfully implement each of the foregoing safeguards related to that business model, our results of operations and financial condition could be adversely affected in a material manner.

Because our systems are leased to customers under our AIC™ model, in the event of non-payment of the fees owed to us, it may be difficult for us to repossess the systems, which could lead to substantial losses for us.

We lease a growing number of systems to our customers under our AIC™ model. Our ability to realize the expected economic benefits from these arrangements depends on customers making payments when due and complying with other contractual obligations. If a customer fails to make required payments, disputes amounts owed to us, becomes insolvent, or otherwise defaults, we may be required to pursue collection efforts that can be costly, time-consuming, and uncertain, and we may be unable to recover all or any amounts due.

In addition, our ability to repossess leased products upon a customer default may be limited, particularly in developing countries where legal systems, judicial processes, enforcement mechanisms, and local practices may provide inadequate or unpredictable protections for lessors. Repossession may require court proceedings or regulatory involvement, may be subject to delays, may be opposed by customers or other parties, and may expose us to additional costs, liabilities, or security risks. Even where we have contractual rights to repossess, we may be unable to locate, access, remove, export, or remarket leased products, or we may be required to satisfy local requirements (including obtaining permits, paying taxes, duties, or fees, or engaging local counsel) before doing so. If we are unable to repossess leased products promptly, or at all, we may be required to write down the value of leased assets and recognize increased credit losses, which could adversely affect our results of operations, cash flows, and financial condition.

Further, in certain jurisdictions, leased products in a customer’s possession may be subject to attachment, seizure, or other enforcement actions by third-party creditors of the customer, governmental authorities, or insolvency administrators, even if we retain legal title or have other contractual protections. Our interests may not be recognized or effectively enforced against such third parties, including due to limitations on, or failures in, registration, perfection, or priority of our ownership or security interests, or due to fraud, errors, or deficiencies in documentation. If leased products are seized or otherwise disposed of by third parties, we may be unable to recover the products or receive any compensation, and we may also incur costs to assert our rights. Any of these events could result in significant losses, reduced revenue, impairment charges, increased operating expenses, and harm to our business, reputation, and prospects.

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

Our Kiryat Gat ink manufacturing facility was constructed on lands leased by us from the Israel Lands Authority, or ILA, under a long term (49 years) lease agreement. If we are unable to continue to lease such lands, we would be unable to use the facility and our results of operations and future prospects will suffer as a result.

In November 2018, we entered into a development agreement, which we refer to as the Development Agreement, with the ILA for the construction of our ink manufacturing facility in Kiryat Gat on lands leased from the ILA. Construction was concluded at the end of 2021, and we officially opened the facility on January 26, 2022. Following the completion of the construction and our receipt of all required approvals from the ILA, we entered into a long-term lease agreement with the ILA, or the Lease Agreement, for a period of 49 years and which may be renewed for an additional 49 years, which agreement has replaced the Development Agreement. The Development Agreement provided, and the Lease Agreement provides, that if our company were a “foreign subject,” which includes being under foreign control (i.e., a majority of our ordinary shares held by non-Israelis), that would constitute a fundamental breach under the agreement. We followed (in the case of each of the Development Agreement and the Lease Agreement) a specific standard process for seeking approval from the ILA for our entering into the agreement. However, because of our potential status as a “foreign subject,” given that our shares are traded on Nasdaq and are held by multiple shareholders whose identities are unknown, the ILA would be entitled to terminate that agreement if it determines that our company is a “foreign subject”. If the Lease Agreement is terminated, we would be unable to use the Kiryat Gat facility constructed on that property, which would have a material adverse effect on our results of operations.

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

If operations in any of these facilities were to be disrupted due to a major equipment failure or power failure lasting beyond the capabilities of backup generators or other events outside of our reasonable control (including due to a military attack against Israel during its sometimes frequent military conflicts), our manufacturing capacity could be shut down for an extended period, we could experience a loss of raw materials or finished goods inventory and our ability to operate our business would be harmed. While we have previously increased our inventory levels in global regions in order to hedge against a potential stoppage of our ability to supply our customers from Israel due to the recent military conflicts involving Israel, we have since reduced our inventories in global regions to normal levels. In addition, in any such event, the repair or reconstruction of our or our third-party manufacturers’ manufacturing facilities and storage facilities could take a significant amount of time. During this period, we or our third-party manufacturers would be unable to manufacture some or all of our systems or we may not be able to produce adequate volumes of our ink and other consumables.

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

Import tariffs, taxes, customs duties and other trading regulations imposed by the U.S. government, and retaliatory responses from other countries, have been increasing our costs of goods sold, and could reduce our gross margins, and in some instances, cause the prices at which our products are offered for sale in our target markets to increase more significantly, as well as also adversely impact the economies of countries in which our customers operate, thereby reducing demand for, and sales of, our systems and consumables in those countries.

Import tariffs, taxes, customs duties and other trading regulations imposed by the U.S. government on foreign countries, and by foreign countries on the U.S., have been increasing, and could diminish the profit margins from sale of our systems and consumables in our target markets such as the United States. In particular, the current U.S. administration has imposed new and increased tariffs on goods imported from various trade partners, including the EU, China, and Israel, which has resulted, in certain cases, in reciprocal tariffs on goods exported from the United States to such trade partners. As a result of the U.S. tariffs, our cost of goods sold has increased and our gross margins reduced. Additionally, the prices we pay for raw materials that are critical to our ability to manufacture our systems has in some cases increased and in certain instances, has caused an increase of the prices of our offerings . If that trend were to become more significant, it could hinder our ability to operate profitably.

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

Any further widespread imposition of new or increased tariffs could, therefore, reduce the demand for our products (which could reduce our sales) or could negatively impact our profit margins, (as they have begun to do), and could, therefore, have a material adverse effect on our financial condition, results of operations and cash flows.

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

Exchange rate fluctuations between the U.S. dollar and the Israeli shekel, or between the U.S. dollar and the Euro or other non-U.S. currencies, may negatively affect our earnings.

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

We expect that the substantial majority of our revenues will continue to be denominated in U.S. dollars for the foreseeable future and that a significant portion of our expenses will continue to be denominated in NIS. However, some of our revenue is, and will continue to be, denominated in other non-U.S. currencies such as the Euro. To the extent the relative value of those other currencies depreciates relative to the U.S. dollar, that would reduce our revenues as reported in U.S. dollars. That is particularly impactful with respect to our AIC™ business model, under which customers who pay for the use of our systems in Euros or British pounds are entitled to pay in those currencies at a fixed exchange rate relative to the U.S. dollar for several years. To the extent the Euro or pound depreciates relative to the U.S. dollar over the course of time while the customer is using our product, the customer payments will yield lower revenues for us under our U.S. dollar- denominated financial statements, thereby hurting our financial results.

We cannot provide any assurances that our hedging activities will be successful in protecting us in full from adverse impacts from currency exchange rate fluctuations since we only plan to hedge a portion of our foreign currency exposure, and we cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the dollar. While the NIS depreciated relative to the U.S. dollar by 9.7% and 0.4% in 2023 and 2024, in 2025, that trend was reversed in a significant manner, with the NIS appreciating relative to the U.S. dollar by 6.7% and increasing the U.S. dollar value of our NIS-denominated expenses, thereby adversely impacting our financial results. Because the NIS- U.S. dollar currency exchange rate is often reflective of economic, political and military developments in Israel, the United States and the rest of the world, future movements of that exchange rate are hard to predict. The annual rate of inflation in Israel amounted to 3.0%, 3.2%, and 2.6% in 2023, 2024, and 2025, respectively. If the U.S. dollar cost of our operations continues to increase due to a relatively stronger NIS, our dollar-measured results of operations will be adversely affected. See “ITEM 11. Quantitative and Qualitative Disclosures about Market Risk-Foreign Currency Risk.”

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

Our success depends upon the continued service and performance of our senior management and other key personnel. Our senior executive team is critical to the management of our business and operations, as well as to the development of our strategies. The loss of the services of any of these personnel could delay or prevent the continued successful implementation of our growth strategy, or our commercialization of new applications for our systems and ink and other consumables or could otherwise affect our ability to manage our company effectively and to carry out our business plan. Members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in our industry. There can be no assurance that we will be able to continue to retain such personnel. During 2024 and 2025, certain senior management positions either underwent a change in personnel or were eliminated, including our EVP operations, our Chief Marketing Officer, our EVP corporate development, our EVP R&D, our Chief Financial Officer, our EVP Strategic Growth & Marketing and certain changes in our regional presidents’ roles. To the extent that we experience additional frequent changes in our leadership team (or the leadership teams of our subsidiaries) going forward, that could adversely affect our performance in a material manner.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, sales, managerial, operational, HR, marketing and finance personnel. We compete to attract qualified personnel, and, in some jurisdictions in which we operate, the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to lawsuits from their former employers. While we attempt to provide competitive compensation packages to attract and retain key personnel, some of our competitors have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. At our primary location in Israel, the recent wars have resulted in the calling into active duty of reservists, thereby reducing the available workforce for key personnel. On the other hand, country-wide economic activity has slowed for periods of the wars, thereby reducing demand for skilled human capital in the Israeli market. Post-war periods have seen an uptick in Israeli economic activity, with both increased demand for highly skilled employees and a larger-size active workforce due to the return of reserve soldiers to the job market. If we cannot attract and retain sufficiently qualified technical employees for our research and development operations on acceptable terms, we may not be able to continue to competitively develop and commercialize our solutions or new applications for our existing systems. Further, any failure to effectively integrate new personnel could prevent us from successfully growing our company.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s trade secrets or other intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished. As to our U.S. operations, on the U.S. federal level, there was movement in 2023 by federal agencies to make noncompete agreements unenforceable in general. The Federal Trade Commission, or FTC, implemented a rule on April 23, 2024 to ban employers nationwide from using non-compete agreements with their employees and independent contractors. On August 20, 2024, a federal district court issued an order setting aside the rule nationwide, preventing it from taking effect. While the FTC initially appealed this decision, it formally withdrew that appeal on September 5, 2025, abandoning the blanket non-compete ban. However, the FTC continues to address non-compete restrictions through case-by-case enforcement actions under its existing authority to prohibit “unfair methods of competition”. In addition, the General Counsel of the National Labor Relations Board issued a memo in March 2023 opining that many types of non-compete and non-solicitation restrictions unlawfully interfere with employees’ protected rights under Section 7 of the National Labor Relations Act. If any of these proposed new U.S. federal restrictions become and/or remain effective, or if any state in which we have operations continues to expand restrictions or bans the use of non-compete restrictions, that could adversely impact our ability to protect our investment in our key employees in our U.S. locations, and harm our competitive position.

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

We have a worldwide sales, marketing and support infrastructure that is comprised of independent distributors and value-added resellers, and our own personnel resulting in a global sales, marketing and support presence, including in North America, Western and Eastern Europe, the Asia Pacific region and Latin America. We continue to evaluate our overall workforce in all areas, including sales, applications development, field support, marketing and engineering and, in some cases, establish new relationships with agents, distributors or channel partners, particularly in markets where we currently do not have a sales or customer support presence. As we continue to expand our international sales and operations, we are subject to a number of risks, including the following:

●	greater difficulty in enforcing contracts and trade receivable collection, as well as longer collection periods;

●	increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

●	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business;

●	greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;

●	general economic and political conditions in these foreign markets;

●	management communication and integration problems resulting from cultural and geographic dispersion;

●	the impact of Russia’s ongoing war against Ukraine and trade and monetary sanctions in response to such developments on the markets in which we operate;

●	exposure to material disruptions to the global supply chain and to international shipping routes, such as those caused by Houthi attacks on marine vessels traversing the Red Sea in recent periods;

●	risks associated with trade restrictions and foreign legal requirements, including the importation, certification, and localization of our solutions required in foreign countries, such as high import taxes in Brazil and other Latin American markets where we sell our products;

●	greater risk of unexpected changes in regulatory practices, tariffs (including, without limitation, U.S.-China and U.S.-EU reciprocal tariffs), and tax laws and treaties;

●	the uncertainty of protection for intellectual property rights in some countries;

●	greater risk of a failure of employees to comply with both U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act, or FCPA, the European Union General Data Protection Regulation, or GDPR (which broadened the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches promptly and obtain the consent of individuals on how their data can be used), the California Consumer Privacy Act, or CCPA (which imposes enhanced disclosure requirements for us vis-à-vis our interactions with customers that are residents of California), other similar U.S. state laws that create numerous privacy and security obligations for businesses and service providers, as well as rights for data subjects and individuals, and any trade regulations ensuring fair trade practices; and

●	heightened risk of unfair or corrupt business practices in certain regions and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements.

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

Such litigation could force us to incur significant expenses, divert management’s time and attention, subject us to adverse publicity, and damage our reputation and competitive position. A successful assertion of a claim against us may result in potentially significant monetary damages, penalties, or fines and adversely affect sales of (or volume of AIC™ arrangements involving) our products. Although we carry insurance policies covering this type of liability, these policies may not provide sufficient protection should a claim be asserted against us. In addition, costs or payments made in connection with warranty and product liability claims and system recalls could adversely affect our financial condition and results of operations in a material manner. Product liability claims, injuries, defects, or other problems experienced by other companies in the digital printing industry could lead to unfavorable market conditions for the industry as a whole.

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

We may be subject to additional tax liabilities in the future as a result of audits of our tax returns or a determination that we are subject to tax obligations in additional jurisdictions.

We are subject to income taxes principally in Israel, United States, Germany, Hong-Kong, United Kingdom, and Japan. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes, and if the relevant tax authority does not agree with the positions that we take, we could be subject to tax audit and face significant tax liabilities, which could have a material adverse effect on our results of operations. We were subject to such a tax audit for the years 2020 to 2021 by the Israeli Tax Authority, or ITA, in respect of which we ultimately reached a settlement with the ITA. We account for income taxes in accordance with ASC 740, “Income Taxes.” ASC 740, which prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

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

We have a global operation and are active in multiple jurisdictions, in some of which we have not established an entity. Our operations in certain jurisdictions may be classified as creating or amounting to a permanent establishment, which may result in increased tax obligations in such territories.

We are subject to risks associated with the provision of KornitX cloud-based software

KornitX is a subscription software service for the management of on-demand production. We do not expect the KornitX offering to have a material impact on our overall results of operations in the near term; however, we believe that it nonetheless exposes us to several potential risks, including the following:

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

If any of the foregoing risks materializes, our reputation may be adversely impacted, which could, in turn, adversely impact sales of (or volume of AIC™ arrangements involving) our products and diminish customer confidence in us.

We are subject to litigation. Any current or future lawsuits to which we are subject may have a significant adverse effect on our financial condition or profitability.

We are currently subject to securities class action litigation, which has recently entered the discovery stage with respect to certain statements (as described below in “ITEM 8.A Financial Information- Legal Proceedings- Securities Class Action Lawsuit”). The discovery stage of the litigation could be accompanied by enhanced expenditures and disclosures on our part that could have a greater impact on our periodic financial results in the future. We could also be subject to further litigation in the future.

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

As of December 31, 2025, we owned 60 issued patents in the United States and 27 provisional or pending U.S. patent applications, along with 37 pending non-U.S. patent applications. We also had 42 patents issued in non-U.S. jurisdictions, and 2 pending Patent Cooperation Treaty patent applications, which are counterparts of our U.S. patent applications. The non-U.S. jurisdictions in which we have issued patents or pending applications are China, the European Union or European countries of the European Union including 3 Unitary Patents, Mexico, Israel, Australia, South Africa, Japan and India. We may file additional patent applications in the future. The process of obtaining patent protection is expensive, time-consuming, and uncertain, and we may not be able to pursue all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others through administrative processes or litigation resulting in patent claims being narrowed, invalidated, or unenforceable. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. Our policy is to require our employees (and our consultants and service providers, including third-party manufacturers of our systems and components, that develop intellectual property included in our systems) to execute written agreements in which they assign to us their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but we cannot assure you that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement and pursue infringement claims in certain circumstances in relevant jurisdictions, all of which are costly and time-consuming. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights.

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

We own trademarks that identify “Kornit”, “Kornit Digital”, “NeoPigment”, the “K” logo and “Konnect” logo, and we have an additional trademark registration for the “Custom Gateway” logo, among others, and have registered these trademarks in certain key markets. We further own trademark registrations and applications for VOXEL8, VOXEL8 logo, ACTIVEIMAGE and ACTIVEMIX in certain key markets. Although we take steps to monitor the possible infringement or misuse of our trademarks, third parties may violate our trademark rights. Any unauthorized use of our trademarks could harm our reputation or commercial interests. Efforts to enforce our trademarks may be expensive and time-consuming and may not effectively prevent infringement.

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

The market price of our ordinary shares has been volatile in recent years. It may continue to fluctuate substantially as a result of many factors, including:

●	actual or anticipated variations in our and/or our competitors’ results of operations and financial condition;

●	variance in our financial performance from the expectations of the investment community;

●	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions, strategic relationships or expansion plans;

●	changes in the prices of our solutions;

●	our future repurchases, if any, of our ordinary shares pursuant to our current share repurchase programs and/or any other share repurchase program which may be approved in the future;

●	our sale of ordinary shares or other securities in the future;

●	market conditions in our industry;

●	changes in key personnel;

●	the trading volume of our ordinary shares;

●	changes in the estimation of the future size and growth rate of our markets; and

●	general economic and market conditions.

In addition, in recent years, the markets have sometimes experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. We, along with certain of our current and former executives, have been made subject to such securities class action litigation, which alleges that we made misrepresentations and omissions in our public statements and disclosures in violation of the Exchange Act and Rule 10b-5 promulgated thereunder. If these actions or any similar litigation against us are not dismissed or settled at their early stages, we could incur substantial costs and our management’s attention and resources could be diverted.

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

Our board of directors approved a new share repurchase program in November 2025 authorizing repurchases of up to $100 million of our outstanding ordinary shares. Under that new program, purchases can be made by way of a variety of methods, including open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the Exchange Act. Through February 28, 2026, we have repurchased 1,369,643 ordinary shares with an aggregate value of $19.4 million under the new repurchase program.

Our share repurchase programs may reduce the public float of shares available for trading on a daily basis and may cause volatility in the price of our ordinary shares and the liquidity of trading. Repurchases may be limited, suspended, or terminated at any time without prior notice. There can be no assurance that we will repurchase any specific amount of ordinary shares under any of our share repurchase programs or that repurchases will have a positive impact on our share price, trading liquidity, earnings per share, or profitability. Important factors that could cause us to discontinue or decrease our share repurchases include, among others, unfavorable market conditions, the market price of our ordinary shares, the nature and timing of other investment or strategic opportunities, the rate of dilution from our equity compensation programs, our ability to make appropriate and timely decisions regarding repurchase execution, tax consequences of repurchases (including the potential impact of the 1% excise tax on certain share repurchases in the United States), the availability of funds to continue repurchases, Israeli law limitations, and applicable blackout period restrictions. If we curtail or suspend our repurchase activity, our share price may be negatively affected.

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

As a foreign private issuer, we are not subject to the U.S. proxy rules and our officers, directors and 10% shareholders are exempt from certain requirements of Section 16 under the Exchange Act. Changes to our status as a foreign private issuer or a reduction to the exemptions accorded to foreign private issuers could increase our compliance costs.

As a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers and directors are exempt from the short-swing profit recovery provisions, and 10% shareholders are exempt from the reporting and short-swing profit recovery provisions, in each case under Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. These exemptions and leniencies reduce the frequency and scope of information and protections to which you are entitled as an investor.

Under the current SEC rules, we would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents, and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with governance practices associated with U.S. domestic issuers. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers. Such additional required compliance would involve additional costs.

On June 4, 2025, the SEC issued a concept release soliciting comments on potential revisions to the foreign private issuer definition and/or the accommodations accorded to foreign private issuers. The SEC is considering several possible changes, including requiring foreign private issuers to have minimum non-U.S. trading volume or maintain a foreign (non-U.S.) exchange listing (neither of which we currently have), or be incorporated in jurisdictions with robust regulatory frameworks. If the SEC amends the conditions to being a foreign private issuer and we cannot meet the new conditions, we would become subject to the more stringent requirements applicable to U.S. domestic issuers. If the SEC substantially reduces the accommodations accorded to foreign private issuers, then even if we maintain our status as a foreign private issuer, we would still be subject to more stringent requirements. Either of those outcomes could significantly increase our compliance costs and require substantial changes to our practices.

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

Amazon is entitled to certain registration rights with respect to the 3,401,028 ordinary shares underlying warrants that we issued to its affiliate on September 14, 2020, pursuant to a transaction agreement that we entered into with Amazon on that day. All shares sold pursuant to an offering covered by a registration statement will be freely transferable except if purchased by an affiliate. See “ITEM 10.C- Material Contracts— Agreements with Amazon— Transaction Agreement and Warrant” in this annual report.

In addition, 2,496,039 ordinary shares are issuable under currently vested and exercisable share options and unvested restricted share units, or RSUs, in the aggregate, granted to employees and office holders as of December 31, 2025. We have filed registration statements on Form S-8 under the Securities Act registering our potential issuance of those ordinary shares under our share incentive plans, of which, as of December 31, 2025, there were options and RSUs to purchase an aggregate of 4,593,004 shares outstanding. Shares included in such registration statements may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on historic and certain estimates of our gross income, gross assets and market capitalization (which may fluctuate from time to time) and the nature of our business, we believe we were not a PFIC for the taxable year ended December 31, 2025. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our 2026 taxable year until after the close of the year. Furthermore, because the value of our gross assets is likely to be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. There can be no assurance that we will not be considered a PFIC for any taxable year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “ITEM 10.E Taxation and Government Programs-U.S. Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of sales of our ordinary shares. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. For a more detailed discussion, see “ITEM 10.E Taxation and Government Programs - U.S. Federal Income Taxation - Passive Foreign Investment Company Considerations.”

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

Certain changes to the CFC constructive ownership rules introduced by the Tax Act may cause one or more of our non-U.S. subsidiaries to be treated as CFCs, may also impact our CFC status and, thus, may affect holders of our ordinary shares that are United States shareholders. For 10% U.S. Shareholders, this may result in adverse U.S. federal income tax consequences, such as current U.S. taxation of Subpart F income and of any such shareholder’s share of our accumulated non-U.S. earnings and profits (regardless of whether we make any distributions), taxation of amounts treated as global intangible low-taxed income under Section 951A of the Code with respect to such shareholder, and being subject to certain reporting requirements with the U.S. Internal Revenue Service. Any 10% U.S. Shareholder should consult its own tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing our ordinary shares and the impact of the Tax Act, especially the changes to the rules relating to CFCs.

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

Our headquarters, research and development and manufacturing facility, and the primary manufacturing facilities of our third-party manufacturers, are located in Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, military, economic and political conditions in Israel may directly affect our business.

Israel has been involved in various defensive wars during the last few years in response to, or in preemption of, Middle East terrorist or state-sponsored attacks on civilian targets in Israel. In late February 2026, Israel and the United States preemptively attacked Iran, in order to eliminate Iran’s nuclear and ballistic missile capabilities, and to target the Islamic fundamentalist regime governing Iran, which has threatened Israel’s existence. As part of this conflict, Iran launched missile attacks throughout Israel. This war followed upon similar conflicts in June 2025, and April 2024 and October 2024, during which Iran launched ballistic missile attacks against Israel, and Israel conducted strikes against Iranian military and nuclear infrastructure. The direct conflicts with Iran ran parallel to, and followed upon, a two-year war (from October 2023 until October 2025) during which Israel was attacked by Hamas and Hezbollah, terrorist groups sponsored by Iran operating out of the Gaza Strip and Lebanon, respectively, and declared war in response, which included ground operations in the Gaza Strip and southern Lebanon. Other Iranian-sponsored terrorist organizations in the Middle East, including the Houthi terrorist group in Yemen, have also attacked Israel with various types of missiles and drones as part of these conflicts, and Israel has responded with air force attacks. Nearby in the region, the fall of the Assad regime in Syria led Israel to conduct limited military operations targeting Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups.

The current and prior conflicts have required call-ups of reserve military officers, many of whom work in the Israeli high-tech sector within which we operate. The two-year conflict also led to a downgrade in Israel’s credit rating by rating agencies such as the downgrade by Moody’s of Israel’s credit rating from A1 to Baa1, as well as the downgrade of its outlook rating from “stable” to “negative,” while S&P Global lowered Israel’s long-term credit rating from A+ to A, with a “negative” outlook (before subsequently upgrading the outlook back to “stable” post-conflict), and downgraded its short-term credit rating from A-1+ to A-1.

None of our facilities or infrastructure has been damaged, and our supply chains have not been significantly impacted, by the wars. We have furthermore not been adversely affected in a material way by the absence of certain of our employees who were called up for military reserve duty during the wars. However, extended or intensified conflicts could result in further military reserve duty call-ups as well as irregularities for our supply chain and our ability to ship products from Israel, which could disrupt our operations.

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

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies. While the Abraham Accords have enhanced Israel’s relations with certain countries in the Middle East (i.e., the United Arab Emirates, Bahrain, Morocco and Sudan), an ongoing state of hostility vis-à-vis other countries, varying in degree and intensity, has caused security and economic challenges for Israel. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods. Such actions, particularly if they become more widespread, may adversely impact our ability to sell and service our solutions.

The shipping and delivery of our systems and ink and other consumables from our manufacturing facilities and those of our third-party manufacturers in Israel could also be delayed or interrupted by political, economic, military, and other events outside of our reasonable control, including labor strikes at ports in Israel or at ports of destination, military attacks on transportation facilities or vessels, and severe weather events. The Houthi terrorist militia in Yemen attacked ships in the Red Sea as part of the recent two-year hostilities in an effort to deter ships from reaching Israeli ports. Our ability to ship products from Israel and increased shipping costs due to rises in fuel prices could also be adversely affected, to the extent the current military conflict of the United States and Israel with Iran lasts for an extended period of time. We have implemented business contingency plans to mitigate the risk that we may be prevented from delivering or providing our systems, consumables and services from our Israeli facilities to various global regions in which our customers are located, by increasing inventory levels for our systems and consumables in those localized regions. Nevertheless, even those increased inventory levels could turn out to be insufficient to meet our customer needs should our Israeli capabilities be damaged or shut down due to military conflicts involving Israel. If delivery and installation of our products is delayed or prevented by any such events, our revenues could be materially and adversely impacted.

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

Our research and development efforts have been financed in part through grants from the Israeli National Authority for Technological Innovation, or the Innovation Authority (previously known as the Israeli Office of the Chief Scientist). Prior to 2015, we received various grants from the Innovation Authority, all of which we repaid. In 2025, 2024 and 2023, we received new commitments from the Innovation Authority for non-royalty bearing grants to reimburse us for up to 55% of our research and development expenses in connection with certain projects, in amounts of NIS 4 million, NIS 1.2 million and NIS 2.6 million, respectively (approximately $1.2 million, $0.3 million and $0.7 million, $ and ), in the aggregate. To date, we have received from the Innovation Authority NIS 4.4 million (approximately $1.3 million) of this new committed amount. We must comply with the requirements of the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and related regulations, collectively referred to as the Innovation Law, in connection with that new funding and any past funding that we had received from the Innovation Authority.

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

The restrictions set forth under the Innovation Law, to which we are subject (even after repaying grants we have received), include:

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

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital, otherwise, the acquirer may not own more than 90% of a company’s issued and outstanding share capital. Completion of the tender offer also requires approval of a majority in number of the offerees that do not have a personal interest in the tender offer, unless at least 98% of the company’s outstanding shares are tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder tr may not seek appraisal rights), may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition. See “Articles of Association - Acquisitions under Israeli Law” in Exhibit 2.2 to this annual report.

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

We are incorporated in Israel. The majority of our directors and executive officers reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court. It may be difficult to enforce a judgment of a U.S. court against us, our officers and our directors in Israel or the United States, to assert U.S. securities laws claims in Israel, or to serve process on our officers and directors.

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

We are subject to the Israeli Companies Law, 5759-1999. Our principal executive offices are located at 10 Ha’Amal Street, Rosh Ha’Ayin 4809246, Israel, and our telephone number is +972-3-908-5800. Our website address is www.kornit.com (the information contained therein or linked thereto shall not be considered incorporated by reference in this annual report).

Our agent for service of process in the United States is Kornit Digital North America Inc., located at 480 South Dean Street Englewood, NJ 07631, and its telephone number is (262) 518-0200.

As a company whose ordinary shares are registered under the Exchange Act, we report publicly to the SEC. The SEC maintains an Internet site (http://www.sec.gov) that contains reports and other information regarding issuers that file electronically with the SEC.

Principal Capital Expenditures

Capital expenditures in the years ended December 31, 2025, 2024 and 2023 were approximately $21.3 million, $15.1 million, and $7.0 million, respectively, and were principally used for the production of equipment for lease in each of 2025, 2024 and 2023.

We did not make any capital expenditures for the acquisition of interests in any companies in any of 2023, 2024 or 2025, nor have we done so thus far in 2026.

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

We focus on the rapidly growing high throughput DTG (direct to garment) and Direct to Fabric segments of the printed textile industry. Our solutions include our proprietary digital printing systems, curing systems, ink, and other consumables, associated software and value-added services. These solutions allow for printing large scale, short to medium runs, of complex images and designs directly on finished garments and fabrics. Our customers include fulfillers and demand generators, such as brands, licensors, and content creators, primarily within the fashion, apparel and home décor segments of the industry.

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

Building on the expertise and capabilities that we have accumulated in developing and offering differentiated solutions for the industrial DTG market, we also offer an industrial digital printing solution, the Presto MAX, which targets the on-demand Direct-to-Fabric market. While the DTG market generally involves printing on finished garments, the Direct-to-Fabric market is focused on printing on fabrics that are subsequently converted into finished garments, home décor and other items, including footwear. The Presto MAX, like our predecessor Direct-to-Fabric products, the Presto and Allegro, utilizes our proprietary wet-on-wet printing methodology and houses an integrated drying and curing system. It offers a single-step, eco-friendly, stand-alone industrial Direct-to-Fabric digital textile printing solution.

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

In 2024 we introduced a new business model, the All-Inclusive Click, or AIC™. In AIC™ transactions, Kornit provides a full solution to its customers, including the printing system, ink and other consumables, service, software and training, and the customers agree to pay a fixed price per impression, subject to a minimum annual commitment, typically a five-year commitment. We seek to increase the portion of new deals done under the AIC™ model, driving an increased level of partnership with our customers, generating annual recurring revenues (ARR), and improving revenue predictability. The AIC™ model reduces capital investment barriers and aligns cost structure to revenues for our customers.

Our go-to-market strategy for outright sales of our systems consists of a hybrid model of indirect and direct sales, with a trend towards adopting a direct sales model in certain key markets. We have historically generated a significant portion of our sales through a global network of independent agents, distributors and value-added resellers that we refer to as our channel partners. Our channel partners, in turn, sell the solutions they purchase from us to customers for whom we provide installation services, or sell and install our solutions on their own. Our channel partners work closely with our sales force and assist us by identifying potential sales targets, closing new business, and maintaining relationships with, and, in certain jurisdictions, providing support directly to our customers.

Maintenance and support for our systems is performed either by our own service organization, including both direct employees and third parties, or by service engineers employed by our distributors. This varies among the regions we serve, depending on the infrastructure we have established in each region. We provide professional services directly to some of our customers in all regions. Our customers can renew maintenance and support contracts for additional periods by purchasing a maintenance and support package that covers remote support, software upgrades and onsite yearly maintenance or they can choose to rely on our support on a non-contractual time and material basis

The General Textile Industry

Textile is a flexible material formed using various processes, including weaving, knitting, crocheting, or felting. Textile is conventionally used in a broad range of applications including fashion, apparel, footwear and home decor. According to a report published by Statista in October 2025, the value of the global apparel market was approximately $1.8 trillion and is forecasted to grow to $2 trillion by 2029, reflecting a compound annual growth rate (CAGR) of 2.64% between 2025 and 2029. Factors including rising income per capita, favorable demographics and shifting consumer trends are expected to drive long-term demand in the apparel market.

The global printed textile industry involves printing on fabric rolls, finished garments, and unsewn pieces of cut fabric at various stages along the value chain in the production of goods for fashion, apparel, and home decoration. According to Future Market Insights (FMI), the global digital textile printing market is set to experience substantial growth over the forecast period, with a projected compound annual growth rate (CAGR) of 12.5% from 2025 to 2035. This growth is expected to drive the market from $3.8 billion in 2025 to a forecasted $12.3 billion by 2035, indicating strong demand for advanced printing technologies in the textile industry. FMI expects the inkjet printing segment to dominate with a 72.0% market share, while fashion and apparel will lead the end-use application segment with a 48.0% share.

Industry trends

E-Commerce

The global e-commerce market has undergone significant growth in the past two decades, expanding in the U.S. from only ~2% of total retail sales in 2003 to 15.9% in early 2025 according to the U.S. census bureau. The shift in retail sales channels has transformed how consumers purchase goods across industries, but many global retail brands have faced pressures as their traditional supply chains were not designed to serve e-commerce markets. Advanced technologies like virtual reality, 3D modeling, and artificial intelligence are being increasingly integrated to enhance online shopping. Concurrently, the creator economy is expanding, with social media and e-commerce platforms enabling creators to monetize their digital content. As of 2025, global e-commerce apparel sales reached an estimated $779.30 billion, and are projected to grow to $1,706.58 billion by 2034, reflecting a CAGR of 9.10% from 2025 to 2034, according to Precedence Research. North America led the global market with the highest market share of e-commerce apparel— 34% in 2024 (Precedence Research).

Social Media

Social media platforms, merging media and network categories, have significantly impacted the retail landscape, influencing communication, consumer trends, and brand perception. As of 2025, 5.24 billion users (63.9% of the global population) were active on social media, with over 304 million users in the U.S. alone, according to DataReportal and Statista. This widespread use has enabled small and micro brands, often established by individuals or organizations with social influence, to achieve rapid recognition and growth, challenging traditional players to be more agile and responsive. Additionally, the convergence of gaming and social media, with games like Fortnite, Minecraft, and Roblox, highlights the evolution of online games into robust social media networks and interactive marketplaces, offering an alternative to traditional social media platforms.

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

The following chart summarizes the key steps involved in the analog printing process:

Rotary Screen Printing: Rotary screen printing is commonly used to print on outerwear, underwear, sportswear, upholstery, and linens. It involves multiple, time-consuming process steps. Rolls of fabric pass through rotating cylinders that are engraved with the image or design to be printed. Each cylinder then applies ink of a different color, which forms part of the image or design. This process is generally used to print a pattern on a fabric roll that is then cut and sewn into finished products. Rotary screen engraving is a costly process that takes between four and five hours per cylinder and is frequently done offsite. Preparation of colors typically takes an additional 30 minutes and the setup of the printer itself typically takes nearly 1.5 hours. The process can require up to seven people. The maximum size of an image or design is limited based on the circumference of the cylinders, which is typically no more than 60 centimeters.

The following diagram depicts the analog rotary screen printing process:

Automated Carousel Screen Printing: Automated carousel screen printing is commonly used to print on finished garments and cut pieces. In automated carousel screen printing, a blade or squeegee squeezes printing paste or ink through mesh stencils onto fabric. The process typically employs a series of printing stations arranged in a carousel. At each station, one color of ink is pressed through specially prepared mesh stencils, or screens, on to the textile surface. Between color stations, there are also flash drying stations and cool-down stations to ensure that deposited ink does not inadvertently mix with the next color to be applied. Preparation of the mesh stencils is a specialized process, and its complexity is a function of the number of discrete color separations and screens that need to be prepared for a given design. The process of color separations, film production, and screen exposure and alignment typically takes approximately 1.5 hours for six colors. Once the screens and color separations are complete, preparation of the carousel typically takes between 40 and 60 minutes. After being manually loaded, the textile moves along the carousel from station to station where each color is applied separately. Unlike rotary screen printing, carousel screen printing does not require fixing the image or design with steam or hot air and, in most cases, does not require washing and drying the textile afterward.

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

The digital textile printing market principally includes two types of printing processes:

Direct-to-Garment (DTG): In DTG printing, an inkjet printer prints directly on the textile. DTG printing allows for printing images and designs onto finished textiles, such as t-shirts that have already been sewn and dyed. The following chart summarizes the key steps involved in the DTG printing process:

Direct-to-Fabric: In Direct-to-Fabric printing, rolls of fabric pass in-line through wide-format inkjet printers that are utilized to directly print images and designs onto rolling fabric. The following chart summarizes the key steps involved in the Direct-to-Fabric printing process:

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

Apollo was launched in January 2024. The Apollo is a digital mass production platform, designed to be capable of printing up to approximately 400 shirts per hour, and handled by a single operator. The Apollo leverages the MAX technology, and the Eco-Rapid ink set and consumables. The printing technology is boosted by automation of loading and unloading, as well as integrated smart curing. Kornit’s RIP (Raster Image Processor) solution - K-RIP, is integrated into the Apollo, enabling it to print spot colors and specific Pantones with ease. We intend to continue developing and adding additional features to Apollo to further enhance flexibility, quality, and productivity.

Kornit’s energy-efficient Smart Curing solutions includes Orion for mid-level production, and Titan for higher-capacity volumes - both optimized for compatibility with Kornit Atlas MAX systems and based on field-proven solutions developed by Tesoma. The Lunar smart curing platform brings the same capabilities to Kornit’s Apollo solution. These highly efficient curing systems sync production and finish for an end-to-end process that reduces both energy consumption and total cost of ownership (TCO). Smart curing systems allow integration between our different Max platforms to the curing system, increasing print quality, energy efficiency and flexibility.

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

In June 2024, we launched the new Atlas MAX Plus system, which uses Kornit’s proven Atlas MAX platform to bring increased productivity of up to 150 garments per hour. With integrated Smart Curing, Rapid Size Shifter pallets, and qualiset, the offering takes smart production capabilities a step forward introducing production flexibility, autonomous calibration, consistency.

Building on the expertise and capabilities that we have accumulated in developing and offering differentiated solutions for the industrial DTG market, we also offer industrial digital printing solutions which target the on-demand Direct-to-Fabric market. Our Direct-to-Fabric products are designed to deliver printing on rolls of fabric that are subsequently converted into finished goods. Our Direct-to-Fabric capabilities cater to different market segments such as fashion and home décor. Like our DTG products, our Direct-to-Fabric solutions are designed to print on a wide range of fabrics. Our digital Direct-to-Fabric printing products also use our wet-on-wet patent and are a leading single-step, eco-friendly, stand-alone industrial Direct-to-Fabric digital textile printing solution available on the market. Our system within our Direct-to-Fabric business include the Presto MAX. Our Presto MAX platform brings unique capabilities to the market allowing our customers to digitally print on dyed fabrics, utilizing our white NeoPigment® ink, both as a spot color and as a base. Presto MAX also allows printing using Neon colors to achieve expanded color gamut and a wide variety of applications. Presto MAX also includes Kornit’s innovative XDi technology allowing 3D-effects and enabling our customers to penetrate higher margin premium markets. Additionally, Kornit plans to launch the Qualiset system also as part of the Presto MAX platform, which facilitates automatic machine calibrations ensuring quality and consistency.

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

During 2025 we commenced final testing of a standalone software solution which includes both the RIP functionality of KRIP and a fleet management solution. This solution is anticipated to serve each of Apollo, Atlas and mixed fleet customers.

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

KornitX’s technology, which is based on our acquisition of Custom Gateway, connects front end, web-based demand generators such as on-line stores and on-line brands, as well as licensors with a digitized fulfillment process, enabling a digitized on-demand manufacturing process. KornitX, together with our production solution ecosystem, manages and routes orders to facilitate efficient on-demand production on a mass scale.

Our Services

Our service offering consists of system upgrade kits, maintenance and support, consulting and professional services. We continue to expand our services capabilities and aim to increase the number of customers that rely on our service for their systems. As of December 31, 2025, we had service contracts (including systems under warranty) in place with approximately 34% of our industrial and mass production installed base.

AIC™ - All-Inclusive Click business model

In early 2024, we formally introduced the All-Inclusive Click (AIC™) model, which is designed to provide customers with a predictable, scalable, and cost-effective approach to digital printing. Under this model, Kornit retains ownership of the system, while the customer operates the system and is charged a fixed fee per impression produced. The fixed fee paid by customers covers system usage (and license to the accompanying software), ink, consumables, and service, eliminating the need for extensive capital investment. Customers commit to a minimum annual volume of impressions at the fixed price, typically over a five-year contractual period with successive one-year automatic renewals.

If a customer surpasses its minimum volume commitment, incremental impressions are typically billed at a reduced rate, designed to create an incentive to optimize system usage and scale production. This structure directly aligns our revenue growth with the operational success of customers, in turn enhancing and deepening the relationship.

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

Kornit recognizes revenue from AIC™ arrangements through a combination of lease and non-lease components. The portion allocated to the lease component is recognized on a straight-line basis over the term of the arrangement as the system is made available for use. Revenue associated with the non-lease components, including ink, consumables, software and services, is recognized over time based on actual usage, as measured by impressions generated. This differs from our traditional model, where revenue from system sales is recognized at a point in time upon delivery. These arrangements typically include minimum usage commitments over the contractual term. Systems deployed under the AIC™ model are recorded as property, plant and equipment on our balance sheet and are depreciated over an estimated useful life of seven years.

AIC™ is currently available for the Apollo, Atlas MAX and Atlas MAX Poly systems.

Our Strategy for Growth

Our strategy includes three key pillars which are as follows:

Expand in Growth Markets

We plan to continue growing our customer base by targeting new customers in markets that are adjacent to those in which we have been operating. These markets include geographies where we have identified multiple leading global fulfillers or demand generators which are producing without cost-efficient and sustainable solutions to meet changing consumer preferences. Our strategy of expanding into key markets also includes reallocating our resources selectively to better penetrate the bulk apparel market, athleisure and home décor, in addition to new segments, including footwear and technical apparel.

Maximize Impressions

We are focused on increasing sales to existing customers by introducing new digital printing applications, developing new features and functionality of our systems, offering new system upgrade products to make it easier for customers to renew their fleets and update their installed base to the latest technology available, offering customers empowerment programs inclusive of basic and advanced training, with a goal of enabling our customers to increase utilization of their systems. With our move into solution selling, we are focusing on providing our customers with value added services including training programs, proactive services, production consulting and end-to-end workflow improvements. Through these value-added services, we can increase system availability and utilization, end-user product quality, and increase impressions, thereby requiring more ink and other consumables purchases as well as potential investment in new systems as our customers require additional capacity. Our AIC™ model also furthers our strategy of maximizing impressions, as customers have greater access to our systems, with minimal required up-front capital expenditures, and are incentivized to surpass their minimum volume commitment under this model and pay for incremental impressions at a reduced rate, which would optimize system usage. We also hope to capture a greater market share of screen replacement and bulk apparel impressions as part of our strategy for maximizing impressions created with our systems.

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

Our Customers

Our diverse global customer base consisted of approximately 802 active customers as of December 31, 2025. Our installed base serves a variety of customers, operating through different business models.

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

Kornit (Shanghai) Digital Co., Ltd., which was incorporated on December 8, 2021, is wholly owned by Kornit Digital Asia Pacific Limited.

D. Property, Plant and Equipment

Our corporate headquarters are located in Rosh Ha’Ayin, Israel in an office and research and development facility consisting of approximately 125,658 square feet. The lease for this office, which we entered into with Industrial Building Corporation in 2007, currently expires on December 31, 2028, and we have an option to extend the lease until December 31, 2030.

In January 2022, we announced the official opening of a new, modern, 71,440 square foot, ink manufacturing and storage facility in Kiryat Gat, Israel. We own the property and the building at this facility (subject to a 49-year lease agreement with the ILA, which will renew for an additional 49 years).

Our U.S. headquarters are located in Englewood, New Jersey. We (through our U.S. subsidiary, Kornit Digital North America, Inc.) are party to a lease agreement with Bonanno Real Estate Group I, L.P. for this headquarters location, which include approximately 15,845 square feet of offices and a warehouse. The lease for this location expires in February 2028. We maintain additional sales, support and marketing offices in: Dusseldorf, Germany; Hong Kong; the United Kingdom and Japan. We also maintain a disaster recovery site in Milwaukee, Wisconsin, where we are able to manufacture the fixation agent for some of our printers and ink.

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

ITEM 4A. Unresolved Staff Comments.

None.

ITEM 5. Operating and Financial Review and Prospects.

The information contained in this section should be read in conjunction with our financial statements for the year ended December 31, 2025 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We develop, design and market innovative digital printing solutions for the global printed textile industry. Our vision is to facilitate the industry’s transition from analog processes to digital production methods that address contemporary supply, demand and environmental dynamics. We focus on the high throughput DTG, DTG Mass Production and Direct-to-Fabric segments of the printed textile industry. Our solutions include our proprietary digital printing systems, ink, and other consumables, associated software and value-added services that allow for printing large scale short and longer runs of complex images and designs directly on finished garments and fabrics. Our customers include fulfillers and demand generators, such as brands, licensors, and content creators, primarily within the fashion, apparel and home décor segments of the industry.

Our results of operations are driven by sales of our systems and recurring revenues from ink, consumables, services and, increasingly, from our All-Inclusive Click (AIC™) model. Under the AIC™ model, we retain ownership of our systems and generate revenue on a per-impression basis rather than recognizing the majority of revenue at the time of system delivery. As the proportion of systems deployed under this model increases, the composition and timing of revenue recognition, gross margin profile, working capital requirements and cash flows are increasingly influenced by the growth and utilization levels of our installed base.

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

When compared with analog methods of production, our solutions significantly reduce production lead times and enable our customers to produce smaller quantities of individually printed designs more effectively, sustainably, and cost-efficiently. While macroeconomic conditions, customer capacity utilization and foreign exchange movements may affect short-term demand and system utilization levels, growth in our installed base, including both traditionally sold systems and AIC™ deployments, expands our long-term recurring revenue opportunity. Our solutions are also differentiated from other digital methods of production because they eliminate the need to pre-treat fabrics prior to printing, thereby offering our customers the ability to digitally print high quality images and designs on a variety of fabrics in a streamlined and environmentally friendly manner.

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

Building on the expertise and capabilities that we have accumulated in developing and offering differentiated solutions for the industrial DTG market, we also offer an industrial digital printing solution, the Presto MAX, which targets the on-demand Direct-to-Fabric market. While the DTG market generally involves printing on finished garments, the Direct-to-Fabric market is focused on printing on fabrics that are subsequently converted into finished garments, home décor, and other items. The Presto MAX, like our predecessor Direct-to-Fabric products, the Presto and the Allegro, utilize our proprietary wet-on-wet printing methodology and house an integrated drying and curing system. It offers the sole single-step, eco-friendly, stand-alone industrial Direct-to-Fabric digital textile printing solution available on the market, following its predecessors the Presto and the Allegro. We primarily sell the Presto MAX to innovative web-based businesses operating on-demand models that require a high degree of variety and limited quantity orders, as well as to fabric converters, which source large quantities of fabric and convert the untreated fabrics into finished materials to be sold to garment and home décor manufacturers. We believe that with the Presto MAX we are well positioned to take advantage of the growing trend towards customized fashion, home décor and on-demand fabric printing, where there is an increased focus on sustainable production. We began selling the Presto MAX commercially in 2021, two years after having introduced our Direct-to-Fabric digital textile printing solution, the Presto, in 2019.

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

Maintenance and support for our systems is performed either by our own service organization, including both direct employees and third parties, or by service engineers employed by our distributors. This varies among the regions that we serve, depending on the infrastructure we have established in each region. We provide professional services directly to some of our customers in all regions. Our customers can renew maintenance and support contracts for additional periods by purchasing a maintenance and support package that covers remote support, software upgrades and onsite yearly maintenance or they can choose to rely on our support on a non-contractual time and material basis.

Our business model is characterized by an installed base of systems that drive recurring sales of ink and other consumables. Our ink and consumables are formulated to enable our systems to operate at high throughput levels while maintaining print quality. We continue to evaluate additional business models designed to address evolving customer needs.

We seek to expand our global customer base, including web-to-print businesses and high-volume production environments. We also focus on increasing sales to existing customers, particularly sales of ink and other consumables. In addition, we pursue opportunities in the screen replacement market through our Apollo platform, which is designed to address high-volume production environments and expand our recurring consumables opportunity. We also evaluate opportunities to extend our serviceable addressable market by introducing new features and functionality that enhance the capabilities of our systems and inks and enable printing on additional media types. These initiatives are supported by continued investment in our sales organization, application development, product innovation and channel relationships.

We introduced the AIC™ model in 2024 as an alternative business model designed to expand access to our solutions and increase recurring revenue. In an AIC™ transaction, we provide a full solution to the customer, including the printing system, ink and other consumables, service, software and training, and the customer pays a fixed price per impression. Customers are ordinarily subject to minimum annual commitments, which are intended to provide a baseline level of recurring revenue, subject to customer performance and contractual terms, including termination fees in case of early termination.

We continue to expand the use of the AIC™ model in appropriate transactions, with the objective of increasing recurring revenue visibility and strengthening long-term customer relationships.

Recent Developments

Share Repurchase Programs

On November 17, 2025, we announced that our board of directors has authorized a new program for our repurchase of up to $100 million of our ordinary shares from time to time.

Repurchases under the new program may be made from time to time in the open market or through privately negotiated transactions, subject to market conditions and applicable legal requirements, including an initial creditor notification period under Israeli law, insider trading blackout periods, and Israeli law-based monitoring of our ability to meet our obligations as they become due despite the cash utilized for repurchases. The repurchase authorization reflects our board of directors’ ongoing evaluation of capital allocation priorities, liquidity and prevailing market conditions. Please see “Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for more information concerning our share repurchase programs.

Key Measures of Our Performance

We supplement our U.S. GAAP financial disclosures with certain key operating and financial metrics that management uses to evaluate performance and monitor trends in our business.

Number of Impressions

We use number of impressions as a key performance indicator to assess demand for our digital printing solutions and the utilization of our installed base. We believe the number of impressions provides useful insight into the level of printing activity on our systems and, for certain parts of our business, correlates with revenue generated from click-based charges, consumables, service, and other usage-related arrangements. Management monitors impressions to evaluate period-over-period trends in customer activity, identify changes in end-market conditions, assess the effectiveness of our go-to-market and customer support initiatives, and support operating decisions related to capacity planning, service staffing, inventory management for consumables and spare parts, and product development priorities.

Number of impressions is an operating metric and is not a measure of financial performance prepared in accordance with U.S. GAAP. It should not be considered a substitute for revenue, gross profit, operating income, or cash flows from operations, and it may not be comparable to similarly titled measures used by other companies due to differences in definitions, data sources, and measurement methods. In addition, impressions do not directly measure profitability or cash generation and should be considered in conjunction with our U.S. GAAP financial statements and related disclosures.

We define an “impression” as a single standard printed image equivalent to a DTG print produced on Kornit technology. This may be recorded by our Konnect software embedded within our digital printing systems (excluding certain strategic customers and legacy systems) and reported through our remote analytics tools and customer reporting processes. For systems that do not have Konnect installed we estimate the number of impressions based on ink and consumables consumption, dividing the total consumed ink by a certain pre-determined amount of ink per impression, and with respect to our Direct-to-Fabric offerings we calculate impressions based on a certain conversion ratio from square meters. Unless otherwise indicated, reported impressions include production from (i) customer-owned or customer-leased installed systems and (ii) systems operated under click-based, pay-per-use, or similar usage arrangements, to the extent we have access to reliable counter data.

Impressions do not represent revenue and should not be viewed as a direct measure of revenue recognized in accordance with ASC 606, Revenue from Contracts with Customers. The relationship between impressions and revenue can vary based on product mix, pricing, contract terms (including fixed-fee arrangements, minimum volume commitments, tiered pricing, and rebates), the mix of customer-owned versus click-based arrangements, and the extent to which impressions are generated under agreements where consumables are purchased from third parties.

For the year ended December 31, 2025, total impressions were 242.9 million, compared to 219.7 million for the year ended December 31, 2024. The change was primarily driven by higher utilization within our installed base, including increases in production volumes among commercial customers, as well as the expansion of usage-based arrangements under our AIC™ business model, and increased adoption of digital production for longer runs. We believe the number of impressions provides investors with supplemental information about the activity and utilization of our installed base and, when considered together with our U.S. GAAP results, helps explain drivers of performance in our usage-related revenue streams.

Annual Recurring Revenues

We define Annual Recurring Revenue (“ARR”) as a non-GAAP operating metric that reflects the annualized value, as of the measurement date, of recurring consideration under customer arrangements that are in effect and provide for ongoing services. We use ARR as a key performance indicator to assess the scale and stability of the recurring portion of our business, evaluate trends in customer adoption and retention, and support near term and long-term budgeting, forecasting, and operational planning.

ARR primarily reflects commitments under our AIC™ business model, under which customers commit to minimum annual volumes of impressions or, in certain cases, minimum annual payments, at contracted prices, typically over a five-year contractual period with successive one-year automatic renewals. The AIC™ model typically includes payments for system usage, service parts and labor, ink, software, and training as part of a bundled per-impression price.

ARR is calculated based on the contractual fees associated with minimum committed volumes or payments in effect as of the measurement date, assuming no changes in contract scope or pricing.

ARR reflects contracts that are in effect as of the measurement date, including executed agreements for which services are expected to begin. ARR is updated to reflect changes in contractual commitments, including amendments, revised commitments, and other modifications to customer agreements.

ARR excludes (i) usage-based or variable fees in excess of committed minimums, (ii) non-recurring revenues such as equipment and hardware sales, professional services, installation, and training, and (iii) optional renewals or extensions that are not contractually committed.

ARR is a non-GAAP operating metric and does not represent revenue recognized in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”). ARR should not be considered a substitute for, or superior to, revenue or other measures of financial performance prepared in accordance with U.S. GAAP.

ARR is not intended to represent the total contract value of customer agreements, amounts that will be recognized as revenue in future periods, or amounts billed or expected to be billed to customers. Actual results may differ due to factors such as customer usage, contract modifications, non-renewals, early terminations, credit risk, and macroeconomic conditions.

For the year ended December 31, 2025, our ARR was $24.8 million as of December 31, 2025, compared to $13.8 million as of December 31, 2024. The increase in ARR was primarily driven by the addition of new customers under our AIC™ program and reflects continued adoption of our usage-based revenue model. We believe ARR provides investors with useful supplemental information about the recurring component of our business, although it has inherent limitations and should be considered together with our U.S. GAAP financial statements and related disclosures.

Non-GAAP Financial Measures

Among the key measures of our performance that it regularly considers, our management utilizes certain non-GAAP financial measures, consisting of non-GAAP operating income (loss) and Adjusted EBITDA. These non-GAAP financial measures reflect adjustments to corresponding GAAP financial measures in order to exclude the impact of certain items.

More specifically, our non-GAAP operating income (loss) takes GAAP net income (loss) and adjusts it to remove the impact of share-based compensation expenses, amortization of intangible assets, restructuring expenses, foreign exchange differences associated with ASC 842; and non-cash deferred tax income.

Our “Adjusted EBITDA” metric utilizes non-GAAP operating income (loss), which reflects the adjustments to GAAP net income (loss) described in the preceding paragraph, and further adjusts it to exclude depreciation expense.

Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations on an ongoing basis after excluding certain expenses that are either non-cash items or are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage, and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Our non-GAAP financial metrics, and the related table showing a reconciliation between our results on a GAAP and non-GAAP basis, are provided in the table in the section titled “Non-GAAP Operating Results” at the end of our “Operating Results” in this Item 5.

Components of Statement of Operations

Revenues

Systems, Ink and Other Consumables, Value Added Services

We generate revenues from the sale of our systems, as well as from consumables, software and services, and from our AIC™ arrangements, under which customers operate systems that we own and are charged on a per-impression basis, subject to minimum annual commitments. Our installed base generates recurring revenues primarily from the ongoing delivery of consumables, software and services, including under AIC™ arrangements, which together enable the operation of our systems over time. Given relatively stable pricing for consumables, growth in recurring revenues generated from our installed base, driven by usage and impressions, is an important indicator of the execution of our recurring revenue strategy..

We generate service revenues from post-warranty service contracts, spare parts sales to distributors and customers, system upgrades, time-and-material services, software subscriptions and transaction-based revenues.

We sell our products both directly and through independent distributors that resell to end customers. Sales through distributors accounted for approximately 11% and 9% of our revenues in 2025 and 2024, respectively.

We recognize revenues in accordance with ASC 606, Revenue from Contracts with Customers. Under this standard, revenue is recognized when control of the promised goods or services transfers to the customer in an amount that reflects the consideration we expect to receive. This requires identification of the contract and performance obligations, determination and allocation of the transaction price, and recognition of revenue when, or as, performance obligations are satisfied.

We account for certain lease revenues from AIC™ transactions in accordance with ASC 842, which usually qualify for operating lease treatment. The portion allocated to the lease is recognized on a straight-line basis.

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

Our business is seasonal. Historically, either the third or fourth quarter has been our strongest revenue quarter and the first quarter has been our weakest, reflecting customer spending patterns ahead of the year-end holiday season, particularly in the United States and Europe. Because ink and consumables generate higher gross margins than systems, gross margin tends to be higher in stronger utilization quarters and lower in periods when customers reduce system usage and consumables purchases.

For our AIC™ business model, typically customers commit to minimum annual volumes of impressions over the contractual term. Certain AIC™ arrangements are accounted for in accordance with ASC 842 and generally qualify as operating leases. The arrangements include a lease component (the right to use the device) and non-lease components, including ink, consumables, software and services, which are accounted for as a single performance obligation in accordance with ASC 606.

In arrangements that include an annual minimum commitment, the Company allocates the consideration between the lease and non-lease components based on their relative standalone selling prices. The portion allocated to the lease component is recognized on a straight-line basis over the term of the arrangement. Revenue associated with the non-lease components is recognized over time, with progress measured based on actual usage, generally by impressions produced.

To the extent that customer usage exceeds the minimum commitment, additional revenue is recognized based on excess impressions. Where usage is below the minimum commitment, revenue is recognized to reflect the contractual minimum commitment over the applicable period.

See “Critical Accounting Estimates-Revenue Recognition”.

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues from sales to customers for the periods indicated:

	2025		2024		2023
	$	%	$	%	$	%
	(in thousands except percentages)
U.S.	$122,277	58.7%	115,034	56.4%	$123,550	56.2%
EMEA	51,642	24.8	50,089	24.6	$60,706	27.6
Asia Pacific	22,156	10.6	21,509	10.6	$22,006	10.0
Other	12,125	5.8	17,193	8.4	$13,524	6.2
Total revenues	$208,200	100%	203,825	100%	$219,786	100%

The changes in the revenues by geographic region set forth in the above table from 2024 to 2025 reflect the general trends for our revenues for 2025 compared to 2024, as described below under “Comparison of the Years Ended December 31, 2025 and 2024- Revenues”.

Shipping and handling

Shipping and handling fees that are charged to our customers are recognized as revenue in the period shipped and the related costs for providing these services are recorded as a cost of revenues.

Cost of Revenues and Gross Profit

Cost of revenues consists primarily of payments to the third-party contract manufacturers who assemble our systems and who are responsible for ordering most of the components for those systems. Cost of revenues also includes components for our systems for which we are responsible, such as print heads, as well as raw materials for ink and other consumables. Cost of revenues includes personnel expenses, such as operations and supply chain employees, and related overhead associated with the manufacturing of our systems. In addition, we manufacture ink and certain other consumables at our own manufacturing facility, and cost of revenues includes the related raw materials, personnel costs and facility overhead. Cost of revenues also includes expenses for service personnel involved in the installation and support of our systems, shipping and handling fees, amortization of intangible assets, and overhead related to the manufacturing process of ink and other consumables. Cost of revenue also includes depreciation associated with the AIC equipment.

Gross profit is revenues less cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. Our gross margin has historically fluctuated from period to period as a result of changes in revenue mix, including the relative proportion of systems sales, and revenues derived from ink and other consumables, each of which carries different margin characteristics, and, more recently, revenues generated under our AIC™ model.

We provide maintenance and support services for our systems, including post-warranty service contracts and upgrade offerings. Expansion of maintenance and support services may increase recurring service revenues and improve the utilization of our service organization. Service revenues generally carry margin characteristics that differ from systems and ink and consumables revenues, and changes in the mix of service revenues may affect overall gross margin depending on relative contribution levels and cost structure.

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

Research and Development Expenses, net. The largest component of our research and development expenses, net of government grants, is salaries and related personnel expenses for our research and development employees. Research and development expenses also include, purchases of laboratory supplies; expenses related to beta testing of our systems; amortization of intangible assets; and allocated overhead costs for facilities, including rent payments under our facilities leases. We record all research and development expenses as they are incurred, except for development expenses, which are capitalized in accordance with ASC 350-40. Our current research and development efforts are primarily focused on our next generation of Direct-to-Fabric and DTG systems. We are also investing in the development of new ink formulas for our new systems, in order to expand the range of fabrics on which we can print and improve color quality and diversification of our high-resolution images and designs. In addition, we are improving our software solutions to simplify workflows in the printing process and support the broader adoption of digital production by offering a more integrated solution from web order intake through graphic job preparation and execution.

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

Finance Income, Net

Finance income, net consists of interest income, foreign currency exchange gains or losses and bank fees. Foreign currency exchange changes reflect gains or losses related to changes in the value of our non-U.S. dollar denominated financial assets, primarily cash and cash equivalents, and trade payables and receivables. As of December 31, 2025, we did not have any indebtedness for borrowed amounts. Interest income consists of interest earned on our cash, cash equivalents, short-term bank deposits and marketable securities, offset by amortization of premium on marketable securities. We expect interest income to vary depending upon our average investment balances and market interest rates during each reporting period.

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

Beginning in January 2019, and with respect to its taxable results from 2019 onwards, our Israeli subsidiary further elected to apply the terms of the Investments Law as per its “Preferred Technological Enterprise,” or PTE, status. In each of 2023, 2024, and 2025, our effective tax rate was the blended rate of our Israeli tax and those of our non-Israeli subsidiaries in their respective jurisdictions of organization.

A. Operating Results

The information contained in this section should be read in conjunction with our audited financial statements for the years ended December 31, 2025, 2024, and 2023 and related notes and the information contained in “ITEM 18. Financial Statements”. Our financial statements have been prepared in accordance with US GAAP.

Comparison of Period-to-Period Results of Operations

In this section we provide data, as well as discussion and analysis, with respect to our results of operations for the last two years. While our statements of operations in Item 18 of this annual report cover each of the three years ended December 31, 2025, 2024, and 2023, the data, and discussion and analysis, in this Item 5.A do not address the year ended December 31, 2023, or a comparison of our results of operations for that year compared with our results of operations for the year ended December 31, 2024. In order to view that data, and discussion and analysis, please see “ITEM 5. Operating and Financial Review and Prospects - A. Operating Results - Comparison of Period-to-Period Results of Operations - Comparison of the Years Ended December 31, 2023 and 2024” in our Annual Report on Form 20-F for the year ended December 31, 2024, which we filed with the SEC on March 27, 2025.

Comparison of the Years Ended December 31, 2025 and 2024

The following tables present a comparison of the various components of our results of operations for the years ended December 31, 2025 and 2024, both in absolute amounts and as percentages of our revenues in those respective years.

	Year Ended December 31,
	2025	2024
	(in thousands)
Revenues
Products	$156,086	$148,086
Services	52,114	55,739
Total revenues	208,200	203,825
Cost of revenues
Products	67,468	61,697
Services	48,466	50,366
Total cost of revenues	115,934	112,063
Gross profit	92,266	91,762
Operating expenses:
Research and development, net	37,731	41,578
Sales and marketing	58,722	58,413
General and administrative	30,385	29,086
Total operating expenses	126,838	129,077
Operating loss	(34,572)	(37,315)
Financial income, net	21,919	22,350
Loss before taxes on income	(12,653)	(14,965)
Taxes on income	865	1,835
Net loss	$(13,518)	(16,800)

	Year Ended December 31,
	2025	2024
	(as a % of revenues)
Revenues
Products	75.0%	72.7%
Services	25.0	27.3
Total revenues	100	100
Cost of revenues
Products	32.4	30.3
Services	23.3	24.7
Total cost of revenues	55.7	55.0
Gross profit	44.3	45.0
Operating expenses:
Research and development, net	18.1	20.4
Sales and marketing	28.2	28.7
General and administrative	14.6	14.3
Total operating expenses	60.9	63.3
Operating loss	(16.6)	(18.3)
Finance income, net	10.5	11.0
Loss before taxes on income	(6.1)	(7.3)
Taxes on income	0.4	0.9
Net loss	(6.5)%	(8.2)%

Revenues

Revenues increased by $4.4 million, or 2.1%, to $208.2 million in 2025 from $203.8 million in 2024, which is net of $3.3 million in 2024, in fair value of the warrants associated with revenues recognized from Amazon.

The increase in revenues was primarily driven by a 5.4% increase in product revenues to $156.1 million in 2025 from $148.1 million in 2024, partially offset by a 6.5% decrease in services revenues to $52.1 million in 2025 from $55.7 million in 2024. The increase in product revenues was primarily driven by growth in AIC™-related revenues, partially offset by lower systems revenues and a decrease in ink and other consumables revenues.

Systems revenues were impacted by the ongoing strategic shift toward our AIC™ model, which resulted in a portion of system-related economics being recognized over time rather than at the point of system delivery. Services revenues were impacted by lower upgrade sales and lower time-and-materials parts sales, reflecting improved stability of the Max platform.

Cost of Revenues and Gross Profit

Cost of revenues increased by $3.9 million, or 3.5%, to $115.9 million in 2025 from $112.1 million in 2024. Gross profit increased by $0.5 million, or 0.5%, to $92.3 million in 2025 from $91.8 million in 2024. Gross margin decreased to 44.3% in 2025 compared with 45.0% in 2024. The increase in gross profit and the decrease in gross margin mainly reflect changes in product mix.

Operating Expenses

	Year Ended December 31,
	2025		2024
		% of		% of	Change
	Amount	Revenues	Amount	Revenues	Amount	%
			($ in thousands)
Operating expenses:
Research and development, net	$37,731	18.1%	41,578	20.4%	$(3,847)	(9.3)%
Sales and marketing	58,722	28.2	58,413	28.7	309	0.5
General and administrative	30,385	14.6	29,086	14.3	1,299	4.5
Total operating expenses	$126,838	60.9%	129,077	63.4%	$(2,239)	(1.7)%

Research and Development, net. Research and development, or R&D, expenses, net of government grants, decreased by 9.3% in 2025 compared with 2024. The decrease in net R&D expenses was due primarily to the reduction in work force (as described in “Item 6.D. Employees” below), as well as a decrease in depreciation as compared with 2024, despite the impact of foreign exchange movements on labor expenses, reflecting the strengthening of the New Israeli Shekel and the Euro against the U.S. dollar. As a percentage of total revenues, our R&D expenses decreased to 18.1% in 2025 from 20.4% in 2024.

Sales and Marketing. Sales and marketing expenses increased by 0.5% in 2025 compared with 2024. This increase was due primarily to our strategy to maintain sales and marketing expenses at a consistent level as we focus on executing our growth strategy and supporting penetration of the screen business. As a percentage of total revenues, our sales and marketing expenses decreased to 28.2% in 2025 from 28.7% in 2024.

General and Administrative. General and administrative expenses increased by 4.5% in 2025 compared with 2024. The increase was primarily attributable to the impact of foreign exchange movements on labor expenses, reflecting the strengthening of the New Israeli Shekel and the Euro – currencies in which most of our labor expenses are incurred, against the U.S. dollar, the currency in which these expenses are reported in our financial statements. As a percentage of total revenues, general and administrative expenses increased to 14.6% in 2025, compared with 14.3% in 2024.

Financial Income, Net

Financial income, net, totaled $22 million in 2025 compared with $22.4 million in 2024. The $0.4 million decrease was due primarily to lower average balances and interest rates on our bank deposits and marketable securities. Financial expenses in 2025 declined to $1.1 million from $1.7 million in 2024 due mainly to lower exchange rate differences expenses partly increase of bank charges.

Taxes on Income

Taxes on income amounted to $0.9 million in 2025, compared with $1.8 million in 2024. The change primarily reflects the recognition of prior-year related tax credits during 2025. For more information, please see Note 14 to our consolidated financial statements that appear in Item 18 of this Annual Report.

For more information concerning our income tax expenses, please see the risk factor in Item 3.D above that begins “We may be subject to additional tax liabilities in the future as a result of audits of our tax returns.”

Non-GAAP Operating Results

The following non-GAAP financial measures for the fiscal years ended December 31, 2025 and 2024—consisting of Non-GAAP Operating Income and Adjusted EBITDA— exclude certain items as shown in the reconciliation table below. Our management believes these non-GAAP financial measures provide useful supplemental information to investors and shareholders in evaluating our results of operations and underlying business performance.

These non-GAAP financial measures are among the primary metrics management uses for planning and forecasting future periods. In addition, they are used internally to understand, manage and evaluate our business and to make operating decisions.

These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for comparable GAAP financial measures and should be considered together with our consolidated financial statements prepared in accordance with GAAP. In addition, these non-GAAP financial measures may differ from similarly titled measures used by other companies and therefore may not be comparable.

A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is presented below.

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

(U.S. dollars in thousands, except share and per share data)

	Year Ended
	December 31,
	2025	2024
	(Unaudited)

GAAP Revenues	$208,200	$203,825

GAAP Net income (loss)	(13,518)	(16,800)
Taxes on income	865	1,835
Financial income	(21,919)	(22,350)
Share-based compensation	21,943	21,756
Intangible assets amortization	1,538	1,926
Restructuring expenses	2,235	2,843
Depreciation	10,359	11,121
Adjusted EBITDA	$1,503	$331

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

B. Liquidity and Capital Resources

As of December 31, 2025, we had $35 million in cash and cash equivalents, $368 million in short term deposits and $87 million in marketable securities, which, in the aggregate, total $491 million.

Our cash requirements have principally been for working capital, capital expenditures and acquisitions, and in 2025 and 2024, our cash was also used for repurchasing our ordinary shares. Historically, we have funded our working capital requirements, primarily for inventory, trade receivable and capital expenditures, from cash flows provided by our operating activities, investments in our equity securities, and cash and cash equivalents on hand. We have funded our acquisitions from the proceeds of our public offerings, including, most recently, our November 2021 follow-on offering, and from cash on hand.

In both 2025 and 2024, our capital expenditures included investments in equipment under lease, while other expenditures were directed toward improvements and expansion of our worldwide locations and corporate facilities, as well as investments in and improvements to our information technology infrastructure.

The most significant elements of our working capital requirements are for inventory, trade receivable and trade payables. We partially fund the procurement of the components of our systems that are assembled by our third-party manufacturers. Our inventory strategy includes maintaining inventory of systems and inks and other consumables at levels that we expect to sell during the successive three-month period based on anticipated customer demand. During the recent military conflicts involving Israel that lasted from October 2023 until October 2025 (disregarding the war against Iran that commenced in February 2026), in order to hedge against the potential discontinuation of supply of inventory from our main facilities, we increased our inventory levels in the primary global regions in which our sales occur. Our trade receivable decreased in 2025 primarily due to collection efforts. Our trade payables decreased in 2025 due mainly to an increased reliance on existing inventory to fulfill sales and improved planning operations.

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

We provide below a summary of our consolidated statement of cash flows for the last two years. While our statements of cash flows in Item 18 of this annual report include cash flow data for each of the three years ended December 31, 2025, 2024, and 2023, the data and discussion contained in this Item 5.B is limited to a comparison of our liquidity and capital resources- including cash flows- for the years ended December 31, 2025 and 2024. For a discussion of our cash flows for the year ended December 31, 2023, and a comparison of those cash flows with those for the year ended December 31, 2024, please see “ITEM 5. Operating and Financial Review and Prospects- B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2024, which we filed with the SEC on March 27, 2025.

The following table presents the major components of net cash flows for our last two fiscal years:

	Year Ended December 31,
	2025	2024
	(in thousands)
Net cash provided by operating activities	$24,629	$48,725
Net cash provided by investing activities	2,953	31,488
Net cash used in financing activities	(27,109)	(84,815)

Net Cash Provided by Operating Activities

Year Ended December 31, 2025

Net cash provided by operating activities in the year ended December 31, 2025, was $24.4 million.

Net cash provided by operating activities in 2025 reflected a net loss of $13.5 million, as adjusted for non-cash expense items, including share-based compensation of $21.9 million, restructuring expenses and other charges of $0.9 million, and depreciation and amortization of $11.9 million.

Cash flows were also positively impacted by a decrease in trade receivables of $4.7 million, primarily reflecting improved collections and timing of customer payments, and a cash flow decrease in inventory of $9.7 million, driven by inventory optimization efforts and lower production levels. These changes were partially offset by an increase in prepaid expenses and other current assets of $4.5 million and an increase in deposits and other long-term assets of $5.5 million, primarily reflecting timing of payments, as well as a decrease in trade payables of $3.8 million, reflecting timing of supplier payments.

The decrease in trade receivables, net reflects lower days sales outstanding, or DSO, of 114 days for the year ended December 31, 2025, compared with 116 days for the year ended December 31, 2024.

The decrease in trade payables was primarily due to the timing of payments to suppliers and was partially offset by an increase in accrued expenses and other liabilities.

Year Ended December 31, 2024

Net cash provided by operating activities in the year ended December 31, 2024, was $48.7 million.

Net cash provided by operating activities in 2024 reflected a net loss of $16.8 million, as adjusted to eliminate non-cash expense line items, such as share-based compensation expenses of $21.8 million, restructuring and other charges of $1.2 million, depreciation and amortization of $13.0 million, and the fair value of warrants deducted from revenues of $3.3 million, and a decrease of trade receivable of $28.2 million, a decrease in inventory of $3.0 million, and an increase in trade payables of $2.2 million. These changes were only partly offset by a decrease in accrued expenses and other liabilities of $9.0 million.

The increase in trade receivable reflects a higher portion of receivables with extended payment terms, with days sales outstanding, or DSO, increasing to 116 days for the year ended December 31, 2024, compared with 155 days for the year ended December 31, 2023.

The decrease in accrued expenses and other liabilities, as well as in trade payables, and the increase in inventory, were due primarily to lower business activities, including reduced systems sales throughout the year.

Net Cash Provided by Investing Activities

Year Ended December 31, 2025

Net cash provided by investing activities in the year ended December 31, 2025, was $3.1 million. Net cash provided by investing activities for the year ended December 31, 2025 was primarily attributable to proceeds from marketable securities of $247.1 million, only partly offset, by $162.5 million investments in short-term bank deposits, $60.2 million investments in marketable securities and purchase of property, plant and equipment, including equipment under lease, of $21.3 million.

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

Net Cash Used in Financing Activities

Year Ended December 31, 2025

Net cash used in financing activities was $27.1 million for the year ended December 31, 2025 and was primarily attributable to the repurchase of ordinary shares in an amount of $26.1 million.

Year Ended December 31, 2024

Net cash used in financing activities was $84.8 million for the year ended December 31, 2024 and was primarily attributable to the repurchase of ordinary shares in an amount of $84.1 million.

Contractual Obligations and Liquidity

We have cash requirements arising from our contractual obligations, including operating lease commitments and purchase commitments with suppliers, which are expected to be settled in the ordinary course of business. As of December 31, 2025, our lease obligations are reflected as operating lease liabilities on our consolidated balance sheet and will result in ongoing cash outflows over the term of the leases. In addition, we may experience near-term cash outflows associated with the deployment of systems under our AIC™ model, as we retain ownership of the systems and incur upfront costs, including manufacturing and installation. These outflows are expected to be recovered over time through recurring payments based on usage and minimum contractual commitments. We believe that our existing cash balances, together with cash generated from operations, will be sufficient to meet our short-term and long-term cash requirements.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last three years pursuant to those programs, please see “ITEM 5. Operating and Financial Review and Prospects- A. Operating Results- Components of Statement of Operations- Operating Expenses- Research and Development Expenses, net” and “ITEM 5. Operating and Financial Review and Prospects- A. Operating Results- Comparison of Period to Period Results of Operations- Comparison of the Years Ended December 31, 2025 and 2024- Operating Expenses-- Research and Development, net” and the corresponding portions of our Annual Report on Form 20-F for the year ended December 31, 2024, which we filed with the SEC on March 27, 2025.

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

Additional trends that could potentially impact our results of operations and financial condition include changes in political, military or economic conditions in Israel and in the Middle East (which could limit our ability to ship products from Israel and our shipping costs due to rises in fuel prices, to the extent the current military conflict of the United States and Israel with Iran lasts for an extended period of time), and (given the rising level of cyber-attacks globally and targeting of Israeli companies), any potential cyber-attack on our IT systems. We believe that any such trends could have a material effect on our results of operations, liquidity, or financial condition, or could cause our reported financial information not to be necessarily indicative of future operating results or financial condition.

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

Revenue Recognition

We generate revenues from the sale of systems, consumables and services. We sell our products directly to end users and indirectly through independent distributors that resell our products to end customers. We recognize revenue under the core principle that the transfer of control of goods or services to customers is depicted in an amount that reflects the consideration to which we expect to be entitled. Accordingly, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenue when, or as, we satisfy a performance obligation.

Revenues from products, which consist primarily of systems and consumables, are recognized at the point in time when control has transferred to the customer in accordance with the agreed-upon delivery terms.

Revenues from services are derived mainly from the sale of print heads, spare parts, upgrade kits, software subscriptions and service contracts. Revenues from print heads, spare parts and upgrade kits are recognized at the point in time when control has transferred in accordance with the agreed-upon delivery terms. Service contracts and software subscriptions are recognized over time, on a straight-line basis, over the term of the service.

For our All-Inclusive Click (AIC™) arrangements, customers operate systems that we retain ownership of and are charged based on usage, typically on a per-impression basis subject to minimum annual commitments. Revenue associated with the system is recognized over time as the system is made available for use, while revenue associated with ink, consumables and services is recognized based on actual customer usage in accordance with the terms of the underlying agreements. To the extent that customer usage exceeds the minimum commitment, additional revenue is recognized based on the excess impressions produced. Where usage is below the minimum commitment during interim periods, revenue recognition reflects the contractual minimum commitment over the applicable period.

For arrangements that include multiple performance obligations, such as the sale of a system together with a service contract, installation or training, we account for each performance obligation separately when it is distinct. The transaction price is allocated to each distinct performance obligation on a relative stand-alone selling price, or SSP, basis, and revenue is recognized for each performance obligation when control has transferred or services have been rendered. In most cases, we establish SSP based on observable prices of services sold separately in comparable circumstances to similar customers and, for products, based on our best estimate of the price at which we would sell the product on a stand-alone basis. We reassess SSP periodically or when facts and circumstances change.

We do not account for training and installation as separate performance obligations due to their immateriality in the context of our contracts. Accordingly, revenues from training and installation are recognized upon delivery of our systems.

We periodically provide customer incentive programs in the form of product discounts, volume-based rebates and warrants, which are accounted for as variable consideration and deducted from revenue in the period in which the related revenue is recognized. These reductions to revenue are estimated based on historical experience and the specific terms and conditions of the incentive arrangements.

In cases in which old systems are traded in as part of sales of new systems, the fair value of the traded-in systems is recorded as inventory, provided that such value is recoverable.

Goodwill

The purchase price of an acquisition is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. We determine the estimated fair values of assets acquired and liabilities assumed after review and consideration of relevant information including discounted cash flows, quoted market prices, and estimates made by management. To the extent the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired and liabilities assumed, such excess is recorded as goodwill. Under ASC 350, Intangible—Goodwill and Other, goodwill is not amortized, but rather is subject to an annual impairment test.

We test goodwill for impairment as of December 31 of each year, or more frequently if events or changes in circumstances indicate that this asset may be impaired. For the purposes of impairment testing, we have determined that we have one reporting unit. When performing the annual goodwill impairment testing, we either conduct a qualitative assessment to determine whether it is more likely than not that the asset is impaired, or we elect to bypass this qualitative assessment and perform a quantitative test for impairment.

Under the qualitative assessment, we consider both positive and negative factors, including macroeconomic conditions, industry events, financial performance and other changes, and make a determination of whether it is more likely than not that the fair value of goodwill is less than its carrying amount. If, after assessing the qualitative factors, we determine it is more likely than not the asset is impaired, we then perform a quantitative test in which the estimated fair value of the reporting unit is compared with its carrying amount, including goodwill.

If a quantitative analysis is necessary, we compare the fair value of our reporting unit to our carrying value. We determine the estimated fair value based on different approaches including income approach (discounted cash flows) and market approach (EV to EBITDA). Market approach and income approach are common measures used to value businesses in our industry.

If the estimated fair value exceeds carrying value, goodwill is considered not to be impaired and no additional steps are necessary. However, if the carrying amount exceeds estimated fair value, an impairment loss is recognized in an amount equal to the excess, limited to the amount of goodwill allocated to the reporting unit.

The annual evaluation of goodwill requires the use of estimates about future operating results, valuation multiples, and discount rates to determine their fair value. Changes in these assumptions can materially affect these estimates. Thus, to the extent the revenue volumes deteriorate in the near future, discount rates increase significantly, or we do not meet our projected performance, we could have impairments to record in the next twelve months, and such impairments could be material.

Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis. Inventory costs consist of materials, direct labor and overhead. We periodically assess inventory for excess or obsolescence and reduce the carrying value by an amount equal to the difference between its cost and estimated net realizable value based on assumptions about future demand and historical sales patterns. This valuation requires us to make judgments, based on currently available information, about the likely method of disposition, such as through sales, and the expected recoverable value of each disposition category. These assumptions about the future disposition of inventory are inherently uncertain, and changes in our estimates and assumptions may cause us to realize material write-downs in the future.

As of December 31, 2025, we had $47.2 million of inventory, of which $28.9 million consisted of raw materials and components and $18.3 million consisted of completed systems, ink and other consumables. We recorded inventory write-offs of $4.4 million, $4.6 million and $22.0 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Recently Issued and Adopted Accounting Pronouncements

For a summary of recent accounting pronouncements applicable to our consolidated financial statements see Note 2, “Significant Accounting Policies” to the Consolidated Financial Statements included in Part III, Item 18 of this Annual Report on Form 20-F.

ITEM 6. Directors, Senior Management and Employees.

A. Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this annual report:

Name	Age	Position
Executive Officers
Ronen Samuel	57	Chief Executive Officer and Director
Assaf Zipori	52	Chief Financial Officer
Daniel Gazit	54	Chief Product Officer
Yaaqov Mann	46	Chief Technology Officer
Directors (who are not also executive officers)
Yuval Cohen(3)	63	Chairman of the Board of Directors
Ofer Ben-Zur(3)	61	Director
Naama Halevi Davidov(1)(3)	55	Director
Stephen Nigro(1)(2)(3)	66	Director
Dov Ofer(1)(2)(3)	72	Director
Gabi Seligsohn(2)(3)	59	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Independent director under the Nasdaq Listing Rules.

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

Assaf Zipori has served as our Chief Financial Officer since December 2025. Prior to joining our company, Mr. Zipori served as Global Chief Financial Officer of Nano Dimension Ltd. (Nasdaq: NNDM), a leader in digital manufacturing solutions. From April 2021 to November 2025, Mr. Zipori held several senior finance leadership positions at Markforged Holding Corporation, including Chief Financial Officer, Acting Chief Financial Officer, and Vice President of Corporate Development and Strategy. From March 2019 to November 2019, he served as Vice President of Corporate Development at Yotpo Ltd., an eCommerce marketing platform, and from September 2016 to November 2019, he served as Director of Corporate Development and Ventures at Amdocs Limited. From January 2015 to August 2016, Mr. Zipori served as Chief Financial Officer at Component Control, Inc. Earlier in his career, he served as Director of Corporate Development & Alliances at Retailix Ltd., Manager at KPMG LLP, and Consultant at Ernst & Young LLP. Mr. Zipori holds a B.B.A. from Pace University and an M.S. in Finance from Baruch College.

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

Yaaqov Mann has served as our Chief Technology Officer since January 2020, prior to which he had held the position of VP Consumables & Application development since September 2017. Yaaqov Mann joined Kornit in 2004 as an R&D Chemist and has held core technology roles. As one of Kornit’s founders he brings over 17 years of experience in the field of Inkjet Technology. Yaaqov has played a critical role in the design and the execution of core projects and processes in the company. During his tenure at Kornit, he has managed and led R&D Chemistry, technology groups, transfer to production, print heads and QA as well as led Kornit’s Ink plant design. Prior to his executive position, Yaaqov held several managerial positions including Business Development of Consumables and Director of Global Application, an area he established in Kornit. Yaaqov holds a B.Sc. Chemistry and Executive MBA - both from Bar Ilan University in Israel.

Non-Executive Directors

Yuval Cohen has served as the Chairman of our board of directors since August 2011. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in 2004 and our former controlling shareholder. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners (“JVP”), an Israeli-based venture capital fund. Prior to joining JVP, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (Nasdaq: DSPG), and Intel Corporation (Nasdaq: INTC). Currently, Mr. Cohen serves as Chairman of the board of directors of each of Radware Ltd. (Nasdaq: RDWR) and Cellcom Israel Ltd. (TASE: CEL), and as a member of the board of directors of Stratasys Ltd. (Nasdaq: SSYS). He also serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Harvard Business School.

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

Dov Ofer has served as a member of our board of directors since March 2015 and is a member of our audit and compensation committees. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (Nasdaq: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high-tech sector and participated in different mergers and acquisitions within the industry. Mr. Ofer previously served as chairman of Magen Eco-Energy RCA Ltd. Currently, Mr. Ofer serves as chairman of Maytronics Ltd., Chairman of Scodix Ltd., Chairman of Stratasys Ltd. (Nasdaq: SSYS) and Director of Copprint. He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley.

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

B. Compensation

The aggregate cash compensation recorded and equity-based compensation and other compensation expensed by us and our subsidiaries for our directors and executive officers with respect to the year ended December 31, 2025 was6.1million. The foregoing sum includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

The forgoing aggregate compensation includes cash fees recorded and equity compensation expensed for our former chief financial officer, Lauri Hanover, who served during 2025 from the start of the year through December 3, 2025, and for our current chief financial officer, Assaf Zippori, who served in that role only from December 3, 2025 through the end of the year.

The following table presents the grant dates, number of options, RSUs, and performance-based vesting restricted share units, or PSUs, and related exercise prices and expiration dates of options and RSUs granted to our directors and executive officers for the year ended December 31, 2025:

Grant Date	Number of Options	Number of RSUs	Number of PSUs	Exercise Price (per Share) of Options	Expiration Date of Options
March 13, 2025	-	18,787	-
August 12, 2025	68,009	32,302	164,582	15.19	August 12, 2035
September 15, 2025		48,150
December 22, 2025		24,326

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

All of our non-employee directors receive annual cash fees and per-meeting cash fees for their service on our board and its committees as follows:

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

In addition, commencing with our 2020 annual general meeting of shareholders, we provide for annual RSU grants to our non-employee directors. The number of RSUs granted to each director is linked to a fixed value- $115,000 for each non-employee director. The actual number of RSUs to be granted each year with the foregoing $115,000 value is determined based on the closing price of our ordinary shares on the Nasdaq Global Select Market on the date of our annual shareholder meeting. Our RSU grant agreements for non-employee directors are subject to the following additional terms:

●	the RSUs are granted to each non-employee director as of the date of each annual shareholder meeting;

●	the RSUs vest in their entirety on the earlier of (x) the first anniversary of the grant or (y) the next annual general meeting of shareholders, provided the director continues to serve as a director of our company at such date;

●	the RSUs, to the extent then unvested, become fully vested (a) immediately prior to the consummation of a Change of Control (as defined under our 2015 Plan or 2025 Plan, as applicable, which are described below) in which the director is required to resign from or is otherwise terminated from service as a director, or (b) upon termination of service of such director occurring immediately after the consummation of a Change of Control; and

●	the RSUs are otherwise subject to the terms of the 2015 Plan (for grants through 2024) or the 2025 Plan (for grants during or after 2025).

Executive Officer Compensation

The table below outlines the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2025, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, variable compensation, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding Covered Executives(1)

	Base	Benefits and	Variable	Equity-Based
	Salary	Perquisites	compensation	Compensation	Total
Name and Principal Position(2)	($)	($)(3)	($)(4)	($)(5)	($)
	(in thousands, US dollars)
Ronen Samuel, Chief Executive Officer	438	116		2,720	3,274
Yaaqov Mann, Chief Technology Officer	255	70		848	1,173
Ilan Elad, President KDAM	397	2	50	595	1,044
Tomer Artzi, President KDAP	213	52	290	333	888
Lauri Hanover, Chief Financial Officer(6)	300	93	28	299	720

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.

(2)	All Covered Executives listed in the table were our full-time employees during 2025. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2025.

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life, disability, accident), convalescence pay, payments for social security, housing and education, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4)	Amounts reported in this column refer to incentive and variable compensation payments which were paid or accrued with respect to 2025.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2025 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph (u) of Note 2 to our audited financial statements, which are included in “ITEM 18. Financial Statements” of this annual report.

(6)	Lauri Hanover served as our Chief Financial Officer through early December 2025, and the amounts set forth in the above table reflect her compensation during or with respect to the year ended December 31, 2025.

2012 Share Incentive Plan

In October 2012, our board of directors adopted and our shareholders approved our 2012 Share Incentive Plan, or the 2012 Plan. We no longer grant equity awards under the 2012 Plan because it was superseded by the 2015 Plan (for purposes of granting new awards) and it subsequently expired in October 2022, although awards that were previously granted under the 2012 Plan remain outstanding. The 2012 Plan provided for the grant of options, restricted shares, RSUs and other share-based awards to our and our subsidiaries’ and affiliates’ directors, employees, officers, consultants, advisors, and any other person whose services are considered valuable to us or our affiliates, to continue as service providers, to increase their efforts on our behalf or on behalf of our subsidiary or affiliate and to promote the success of our business. As of December 31, 2025, there were no equity awards that remained outstanding under the 2012 Plan, although ordinary shares issued upon exercise or settlement of awards previously granted under the 2012 Plan may still be outstanding, in which case they are subject to the terms of the plan.

2015 Incentive Compensation Plan

In March 2015, we adopted our 2015 Incentive Compensation Plan, or the 2015 Plan. The 2015 Plan provides for the grant of share options, share appreciation rights, restricted share awards, RSUs, cash-based awards, other share-based awards and dividend equivalents to our company’s and our affiliates’ respective employees, non-employee directors, and consultants. From and after the effective date of the 2025 Plan (as described below), no further grants or awards have been made under the 2015 Plan, as all ordinary shares available for issuance under the 2015 Plan were transferred to the initial pool of ordinary shares under the 2025 Plan. Nevertheless, outstanding awards under the 2015 Plan remain subject to the terms of the 2015 Plan. Generally, shares that are forfeited, cancelled, terminated or expire unexercised, settled in cash in lieu of issuance of shares under the 2015 Plan or the 2012 Plan shall be available for issuance pursuant to new awards under the 2025 Plan. In addition, any shares tendered or withheld to pay the exercise price, purchase price of an award, or any withholding taxes under the 2015 Plan or 2012 Plan shall be available for issuance pursuant to new awards under the 2025 Plan.

As of December 31, 2025, we had options to purchase 507,324 ordinary shares and 1,102,568 unvested RSUs (a portion of which are subject to performance based vesting conditions), outstanding under the 2015 Plan.

Subject to applicable law, the 2015 Plan is administered by our compensation committee, which has full authority in all matters related to the discharge of its responsibilities and the exercise of its authority under the plan.

2015 Israeli Sub Plan

The 2015 Israeli Sub Plan provides for the grant by us of awards pursuant to Sections 102 and 3(i) of the Ordinance, and the rules and regulations promulgated thereunder. The 2015 Israeli Sub Plan was effective with respect to awards granted as of 30 days from the date we submitted it to the ITA. The 2015 Israeli Sub Plan provides for the grant of awards to our or our affiliates’ employees, directors and officers who are not Controlling Shareholders, as defined in the Ordinance, and who are considered Israeli residents, to the extent that such awards either are (i) intended to qualify for special tax treatment under the “capital gains track” provisions of Section 102(b) of the Ordinance or (ii) not intended to qualify for such special tax treatment. The 2015 Israeli Sub Plan also provides for the grant of awards under Section 3(i) of the Ordinance to our Israeli non-employee service providers and Controlling Shareholders, who are not eligible for such special tax treatment.

Following our adoption of the 2025 Plan in December 2024 (as described below), we no longer make grants under the 2015 Israeli Sub Plan, although outstanding awards under the 2015 Israel Sub Plan continue to be governed by that plan.

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

Following our adoption of the 2025 Plan in December 2024 (as described below), we no longer make grants under the 2015 U.S. Sub Plan, although outstanding awards under the 2015 U.S. Sub Plan continue to be governed by that plan.

2025 Share Incentive Plan

Because the 2015 Plan would have expired in March 2025, in December 2024, our board of directors adopted our 2025 Share Incentive Plan, or the 2025 Plan. Outstanding grants under the 2012 Plan and 2015 Plan, under which an aggregate of 1,609,892 remaining ordinary shares may be issued (as of December 31, 2025), remain subject to those plans even after the expiration of those plans, but all ordinary shares that were unallocated to prior grants under the 2015 Plan as of the effectiveness of the 2025 Plan, or that subsequently become available under the 2012 Plan or 2015 Plan due to the expiration, cancellation, forfeiture or other surrender of outstanding grants under the 2012 Plan or 2015 Plan, have become or will become available for new grants under the 2025 Plan.

Authorized Shares. Upon its effectiveness, the 2025 Plan had a total of 2,122,421 ordinary shares reserved and initially available for issuance, consisting of (i) 1,450,289 ordinary shares that were rolled over from the 2015 Plan (which shares were unused under the 2015 Plan as of the effectiveness of the 2025 Plan) and (ii) 672,132 newly reserved ordinary shares.

In addition to the foregoing 2,122,421 ordinary shares initially available under the 2025 Plan, up to 2,752,644 ordinary shares, in the aggregate, that underlay outstanding awards under the 2012 Plan and 2015 Plan as of the adoption of the 2025 Plan, could, (i) if the related award was to expire or be canceled, terminated, forfeited, repurchased or settled in cash in lieu of issuance of shares, for any reason, without having been exercised, or (ii) if permitted by us, was to be tendered to pay (x) the exercise price of an award or (y) withholding tax obligations, was, in any such case, to become available for issuance under the 2025 Plan. Similarly, ordinary shares reserved under the 2025 Plan itself that become subject to an award and are ultimately not issued (for any of the foregoing reasons) will become available once again under the 2025 Plan. Shares delivered pursuant to “substitute awards” (awards granted in assumption or substitution of awards granted by a company acquired by us) shall not reduce the shares available for issuance under the 2025 Plan.

In keeping with the recommendation of institutional shareholder and proxy advisory groups, the 2025 Plan does not contain an “evergreen” provision that provides for an automatic annual increase in the number of ordinary shares available under the plan. Instead, we plan to increase the pool of shares available under the 2025 Plan on an as-needed basis, without surpassing, in a substantial way, the recommended limit of 10% dilution from all of the 2012 Plan, 2015 Plan and 2025 Plan, in the aggregate, to our shareholders on a fully-diluted basis.

As of December 31, 2025, we had options to purchase 159,380 ordinary shares and 3,296,567 unvested RSUs (a portion of which are subject to performance-based vesting conditions) outstanding under the 2025 Plan. As of December 31, 2025, 532,477 ordinary shares remained available for future issuance under the 2025 Plan.

Effective as of January 1, 2026, our board of directors increased the number of ordinary shares available for future issuance under the 2025 Plan by 1,500,000 shares, in order to enable us to continue to grant equity incentives to our officers, directors, employees and services providers.

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

Total Dilution Under Share Incentive Plans

The following table presents equity incentive data for our Company as of December 31, 2025, as adjusted for additional ordinary shares added to the pool for the 2025 Plan as of January 1, 2026 (but does not include ordinary shares potentially issuable under the ESPP, to the extent we activate that plan in the future, as described below):

Shares Available Under 2012 Plan and 2015 Plan			Shares Available Under 2025 Plan			Shares Added to 2025 Plan on Jan. 1, 2026*	Total Shares Available Under All Plans	Fully Diluted Share Capital (# of Shares)	Percentage of Fully Diluted Share Capital Allocated to All Plans in Total (% Dilution)
(a) Underlying Outstanding Options Under 2012 Plan and 2015 Plan	(b) Underlying Outstanding RSUs Under 2012 Plan and 2015 Plan	(c) Total (a+b)	(d) Unallocated Shares Available for Grant Under 2025 Plan	(e) Shares Underlying Outstanding Options & RSUs Under 2025 Plan	(f) Total (d+e)	(g)	(h) (c+f+g)	(i)	(j) (h/i)
507,324	1,102,568	1,609,892	532,477	1,846,055	2,378,532	1,500,000	5,488,424	52,495,646	10.5	%**

*	Effective as of January 1, 2026, our board of directors increased the number of ordinary shares available for future issuance under the 2025 Plan by 1,500,000 shares. Following that increase, the total number of ordinary shares available under all of our equity incentive plans increased to 2,032,644, constituting 10.5% of our issued and outstanding ordinary shares on a fully diluted basis.

**	We expect that over the course of 2026, as outstanding RSU grants vest and settle for underlying ordinary shares, this percentage will fall below 10%, as the number of shares underlying outstanding RSUs under the 2025 Plan will decrease, while the number of outstanding shares will increase.

Employee Share Purchase Plan

We have adopted an employee share purchase plan, or ESPP, pursuant to which our employees and employees of our subsidiaries may elect to have payroll deductions (or, when not allowed under local laws or regulations, another form of payment) made on each pay day during the offering period in an amount not exceeding 15% of the compensation which the employees receive on each pay day during the offering period. To date, we have not granted employees the right to make purchases under the plan. The number of shares initially reserved for purchase under the ESPP was 242,425 ordinary shares, which was to be automatically increased annually on January 1 by a number of ordinary shares equal to the least of (i) 1% of the total number of shares outstanding on December 31 of the immediately preceding calendar year, (ii) an amount determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur, and (iii) 655,310 shares. There have not been any automatic increases to the number of shares available for issuance under the ESPP since it was adopted.

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

As a result of our election to be exempt from the external director requirement under the Companies Law, each of our directors is assigned to one of the three, staggered classes of our board of directors, as follows:

(i)	the Class I directors are Dov Ofer and Ofer Ben-Zur, and their terms will expire at our annual general meeting of shareholders to be held in 2028 and when their successors are elected and qualified;

(ii)	the Class II directors are Naama Halevi Davidov and Gabi Seligsohn, and their terms expire at our annual general meeting of shareholders to be held in 2026 and when their successors are elected and qualified; and

(iii)	the Class III directors are Yuval Cohen, Stephen Nigro and Ronen Samuel, and their terms expire at our annual general meeting of shareholders to be held in 2027 and when their successors are elected and qualified.

Our board of directors has determined that six of our directors, consisting of Yuval Cohen, Ofer Ben-Zur, Stephen Nigro, Dov Ofer, Gabi Seligsohn and Naama Halevi Davidov, constituting a majority of the members of the board, are independent under the Nasdaq Listing Rules. The definition of independent director under the Nasdaq Listing Rules specifies criteria whose aim is to ensure that there is no factor that would impair the ability of the independent director to exercise independent judgment, and furthermore requires that the board of directors affirmatively determine that the independent director can exercise independent judgment.

Under the Companies Law and our articles, besides nominees who are chosen by our board of directors, nominees for director may also be proposed by any shareholder holding at least 1% of our outstanding voting power. For a company such as ours listed on an exchange outside of Israel, Companies Law regulations provide that a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights. Our articles currently allow a shareholder holding 1% or more of our voting power to request inclusion of an agenda item, however, so currently we are unable to utilize the 5% threshold for a director appointment or removal request set by the Companies Law regulations. Under our articles, any 1% shareholder may propose a nominee only if a written notice of such shareholder’s intent to propose a nominee has been given to our Secretary (or, if we have no such Secretary, our Chief Executive Officer) within seven days following our publication of notice of an upcoming annual shareholder meeting (or within 14 days after we publish a preliminary notification of an upcoming annual shareholder meeting). Any such shareholder nomination must include certain information, including, among other things, a description of all arrangements between the nominating shareholder and the proposed director nominee(s) and any other person pursuant to which the nomination(s) are to be made by the nominating shareholder, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Companies Law preventing their election, and that all of the information that is required under the Companies Law to be provided to us in connection with such election has been provided.

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

D. Employees

As of December 31, 2025, we had 633 employees, with 359 located in Israel, 110 in the United States, 125 in Europe and 39 in Asia Pacific. The following table shows the breakdown of our workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of December 31,
Area of Activity	2025	2024*	2023
Service	131	126	151
Sales and marketing	157	173	208
Manufacturing and operations	86	121	151
Research and development	154	183	223
General and administrative	105	112	140
Total	633	715	873

*	In our annual report on Form 20-F for the year ended December 31, 2024, there was an inadvertent error as to the allocation of our employees in various areas of activity as of December 31, 2024, which has been corrected in this table.

The decreases in the number of our employees from 2023 to 2024, and again from 2024 to 2025, were primarily related to our strategic plan to increase our profitability, in part by downsizing our workforce in those years. The decreases in employees were primarily focused on areas in which we viewed our staffing as misaligned with the decline in revenues in recent years (prior to 2025, in which our revenues increased once again). Consequently, we decreased the sizes of our sales and marketing and general and administrative departments significantly in 2024, and to a lesser extent our marketing, some sales positions and general and administrative departments, in 2025), while also steadily reducing our manufacturing and operations, and research and development departments in 2024 (and, to a lesser extent, in 2025), to be proportionate with our needs.

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 17, 2026 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of February 17, 2026 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

Unless otherwise noted below, each shareholder’s address is c/o Kornit Digital Ltd., 12 Ha’Amal Street, Rosh -Ha’Ayin 4809246, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

The percentages set forth below are based on 46,340,477 ordinary shares outstanding (which excludes 5,626,182 Treasury shares) as of February 17, 2026.

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

Name	Number of Shares Beneficially Held		Percent
5% or Greater Shareholders
Disciplined Growth Investors, Inc.(1)	3,034,591		6.5%
Granahan Investment Management LLC(2)	2,569,663		5.5%
Morgan Stanley(3)	3,945,982		8.5%
Artisan Partners Limited Partnership(4)	2,647,804		5.7
BlackRock, Inc.(5)	2,339,199		5.0
Senvest Management, LLC(6)	4,141,355		8.9%
Chicago Capital LLC (7)	2,476,363		5.3%
Directors and Executive Officers
Yuval Cohen	21,853		*
Naama Halevi Davidov	11,383		*
Ofer Ben-Zur	11,383		*
Assaf Zipori	0		*
Stephen Nigro	20,395		*
Dov Ofer	17,553		*
Gabi Seligsohn	56,395		*
Ronen Samuel	298,205	(8)	*
Daniel Gazit	35,965	(9)	*
Yaaqov Mann	108,636	(10)	*
All Directors and Executive Officers as a Group (10 persons)	581,768	*(11)	1.3%

*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)	The address of this shareholder is 150 South Fifth Street, Suite 2550, Minneapolis, MN 55402. The information in this row is provided as of December 31, 2025, based on a statement of beneficial ownership on Schedule 13G filed by Disciplined Growth Investors, Inc. with the SEC on February 17, 2026.

(2)	The address of this shareholder is Wyman Street, Suite 460, Waltham, MA 02451. The information in this row is provided as of December 31, 2025, based on a statement of beneficial ownership on Schedule 13G filed by Granahan Investment Management LLC with the SEC on February 17, 2026. This shareholder possesses sole dispositive power with respect to all 2,569,663 shares, and sole voting power with respect to 1,970,645 of the shares, beneficially owned by it. The subject shares are owned by various investment advisory clients of Granahan Investment Management LLC, which is deemed to be a beneficial owner of those shares due to its discretionary power to make investment decisions and/or its ability to vote with respect to those shares.

(3)	The address of this shareholder is 1585 Broadway New York, NY 10036. The information in this row is provided as of December 31, 2025, based on Amendment No. 4 to a statement of beneficial ownership on Schedule 13G filed by Morgan Stanley with the SEC on February 12, 2026. Morgan Stanley possesses shared dispositive power with respect to all of these ordinary shares, and shared voting power with respect to 3,893,539 of these ordinary shares. The ordinary shares included in the beneficial ownership of this shareholder are beneficially owned, or may be deemed to be beneficially owned, by Morgan Stanley Capital Services LLC, a wholly-owned subsidiary of Morgan Stanley, and/or certain additional operating units of Morgan Stanley, its subsidiaries or affiliates whose ownership is included in Morgan Stanley’s beneficial ownership report. These ordinary shares reported as beneficially owned do not include ordinary shares, if any, beneficially owned by any operating units of Morgan Stanley whose ownership of securities is disaggregated from that of certain operating units of Morgan Stanley, its subsidiaries and affiliates.

(4)	The address of this shareholder is 875 E. Wisconsin Ave., Suite 800, Milwaukee, WI 53202. The information in this row is provided as of December 31, 2025, based on a statement of beneficial ownership on Schedule 13G filed by Artisan Partners Limited Partnership with the SEC on February 3, 2026. The shares reported for this shareholder have been acquired on behalf of discretionary clients of Artisan Partners Limited Partnership, or APLP. Artisan Partners Holdings LP is the sole limited partner of APLP and the sole member of Artisan Investments GP LLC; Artisan Investments GP LLC is the general partner of APLP; Artisan Partners Asset Management Inc. is the general partner of Artisan Partners Holdings LP. APLP and its affiliated entities possess shared dispositive power with respect to all 2,647,804 of the subject shares and shared voting power with respect to 2,345,989 of such shares.

(5)	The address of this shareholder is 50 Hudson Yards, New York, NY 10001. The information in this row is provided as of September 30, 2025, based on a statement of beneficial ownership on Schedule 13G filed by BlackRock, Inc. with the SEC on October 17, 2025. BlackRock, Inc. reported sole voting power over 2,312,191 shares and sole dispositive power over 2,339,199 shares. The ordinary shares. included in the beneficial ownership of this shareholder are beneficially owned, or may be deemed to be beneficially owned, by certain business units of BlackRock, Inc. and its subsidiaries and affiliates. They do not include ordinary shares, if any, beneficially owned by other business units whose ownership of securities is disaggregated from that of the subject reporting business units.

(6)	The address of this shareholder is 540 Madison Avenue, 32nd Floor, New York, New York 10022. The information in this row is provided as of December 31, 2025, based on a report of institutional investment manager on Form 13F filed by Senvest Management, LLC with the SEC on February 12, 2026. The ordinary shares reported in this row are held in the account of Senvest Master Fund, LP and Senvest Technology Partners Master Fund, LP, which are collectively referred to as the Senvest Investment Vehicles. Senvest Management, LLC may be deemed to beneficially own the securities held by the Senvest Investment Vehicles by virtue of Senvest Management, LLC’s position as investment manager of the Senvest Investment Vehicles. Mr. Richard Mashaal may be deemed to beneficially own the securities held by the Senvest Investment Vehicles by virtue of Mr. Mashaal’s status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by any of the foregoing persons or entities as to beneficial ownership of the subject ordinary shares.

(7)	The address of this shareholder is 135 South LaSalle Street, Suite 4200, Chicago, IL 60603. The information in this row is provided as of December 31, 2025, based on a report of institutional investment manager on Form 13F filed by Chicago Capital, LLC with the SEC on January 26, 2026.

(8)	Consists of (i) 101,494 ordinary shares, (ii) 147,191 ordinary shares issuable upon exercise of options that have vested or will vest within 60 days of February 17, 2026 (comprised of: 37,500 options at a $28.15 exercise price, with an expiration date of August 22, 2029; 10,350 options at a $57.79 exercise price, with an expiration date of August 12, 2030; 5,005 options at a $122.19 exercise price, with an expiration date of August 12, 2031; 20,803 options at a $35.51 exercise price, with an expiration date of August 11, 2032; 18,816 options at a $22.02 exercise price, with an expiration date of December 29, 2032; 30,328 options at a $23.00 exercise price, with an expiration date of August 12, 2033; and 24,389 options at a $16.48 exercise price, with an expiration date of August 12, 2034), and (iii) 49,520 shares underlying RSUs that have vested or will vest within 60 days of February 17, 2026.

(9)	Consists of (i) 6,978 ordinary shares, (ii) 7,000 ordinary shares issuable upon exercise of options (at a $105.06 exercise price, with an expiration date of January 31, 2032) that have vested or will vest within 60 days of February 17, 2026, and (iii) 21,987 shares underlying RSUs that have vested or will vest within 60 days of February 17, 2026.

(10)	Consists of (i) 25,680 ordinary shares, (ii) 20,279 ordinary shares issuable upon exercise of options that have vested or will vest within 60 days of February 17, 2026 (comprised of: 3,279 options at a $18.80 exercise price, with an expiration date of August 8, 2028; and 17,000 options at a $105.06 exercise price, with an expiration date of January 31, 2032), and (iii) 62,677 shares underlying RSUs that have vested or will vest within 60 days of February 17, 2026.

(11)	Consists of 273,114 actual ordinary shares, 174,470 additional ordinary shares underlying options, and 134,184 additional ordinary shares underlying RSUs, which options and RSUs have vested or will vest, and therefore may be exercised by, or settled for (as applicable), our directors and executive officers, within 60 days of February 17, 2026.

Recent Significant Changes in the Percentage Ownership of Major Shareholders

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

In October 2025, BlackRock, Inc. reported that it had become a new major shareholder, disclosing beneficial ownership of approximately 5.1% of our outstanding ordinary shares as of September 30, 2025.

In January 2026, Chicago Capital LLC reported beneficial ownership of shares constituting approximately 5.3% of our issued and outstanding ordinary shares (as of February 17, 2026), whereby it remained a major shareholder of ours. In February 2026, each of Disciplined Growth Investors, Inc. and Granahan Investment Management LLC reported greater than 5% holdings of our ordinary shares (6.5% and 5.5% respectively, as of February 17, 2026), thereby becoming new major shareholders of our company. In addition, in late 2025 and/or February 2026, each of the following existing major shareholders— Morgan Stanley, Artisan Partners Limited Partnership, Blackrock, Inc., and Senvest Management, LLC— reported holdings that remained above 5% of our issued and outstanding shares, which constitute (as of February 17, 2026) approximately 8.5%, 5.7%, 5.0% and 8.9% of our issued and outstanding shares.

Other than the foregoing, there have been no recent significant changes in the percentage ownership of major shareholders.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of February 17, 2026, there were three holders of record of our ordinary shares, of which one record holder, holding approximately 99.9% of our outstanding ordinary shares, had a registered address in the United States. These numbers are not representative of the number of beneficial holders of our shares, nor is it representative of where such beneficial holders reside, since all of these shares held of record in the United States were held through CEDE & Co., the nominee company of the Depository Trust Company, on behalf of hundreds of firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B. Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, since January 1, 2025, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

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

Base Salary: NIS 1.51 million (approximately $438,396)

Target Annual Bonus (% Base Salary): 100%
Target Total Cash (Base + Bonus): $876,792
Long-Term Incentive/ Equity Target Value: $2,500,000 annually
Target Total Direct Compensation: $3,376,792

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

ITEM 8. Financial Information.

A. Statements and Other Financial Information

We have appended our financial statements at the end of this annual report, starting at page F-1, as part of this annual report.

Export Sales

The following table presents total export sales by our company for each of the fiscal years indicated (in thousands):

	2025	2024	2023
Total Export Sales*	$207,837	$203,463	$219,400
as a percentage of Total Sales	99.8%	99.8%	99.8%

*	Export sales, as presented, are defined as sales to customers located outside of Israel (where our headquarters are located).

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

The two actions were consolidated on August 30, 2023, and a consolidated complaint was filed on October 27, 2023.  The amended complaint asserted claims under both the Securities Act and Exchange Act on behalf of putative classes of Kornit shareholders who acquired shares between February 17, 2021, and July 5, 2022, or purchased in our November 2021 follow-on public offering. The amended complaint seeks unspecified damages.

Defendants moved to dismiss the consolidated complaint on December 21, 2023. At oral argument on August 15, 2024, the court dismissed the complaint in its entirety, without prejudice, allowing plaintiffs to replead. Plaintiffs filed an amended complaint on November 8, 2024, which continues to assert claims against the Company, Mr. Samuel and Mr. Rozner, and the underwriters for the November 2021 offering, but no longer named any other defendants. On January 24, 2025, the defendants moved to dismiss the amended complaint.

In early September 2025, the court heard oral argument on the defendants’ motions to dismiss. At the argument, the court dismissed most of the alleged misstatements from the case, and dismissed the Securities Act claims and the underwriter defendants from the case, but allowed the plaintiffs’ Exchange Act claims to proceed as to five specific statements relating to Kornit’s service contracts, position as a company, and financial results.  On December 4, 2025, defendants filed a motion for judgment on the pleadings as to one of the statements remaining in the case. The motion is fully briefed and currently pending before the court.

We believe the lawsuits are without merit and have been defending against these cases vigorously. As of the date hereof, we are unable to estimate a range of loss, if any, that could result were there to be adverse final decisions in these cases, and estimated liabilities have not been recorded by us in our financial statements.

Dividend Distribution Policy

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend (subject to any extraordinary market conditions that might arise) to retain future earnings, if any, to finance operations and expand our business. To the extent that volatile or depressed market conditions reduce the trading price of our ordinary shares substantially for an extended period of time, we may potentially use a portion of our cash reserves toward share repurchases, as we did with our $100 million share repurchase program approved in September 2024 and our new $100 million share repurchase program approved in November 2025. We view that as a way of returning value to our shareholders. Our board of directors has sole discretion whether to pay dividends (or to effect share repurchases). If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. See “ITEM 3.D. Risk Factors- Risks Related to Our Ordinary Shares- We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future” and, in Exhibit 2.2 to this annual report, “Description of Kornit Digital Ltd. Ordinary Shares- Dividend and Liquidation Rights” for an explanation concerning the payment of dividends under Israeli law.

B. Significant Changes

Since the date of our financial statements included in ITEM 18 of this annual report, there has not been a significant change in our company other than as described elsewhere in this annual report.

ITEM 9. The Offer and Listing.

A. Listing Details

Our ordinary shares have been quoted on the Nasdaq Global Select Market under the symbol “KRNT” since April 2, 2015.

On March 25, 2026, the closing sales price of our ordinary shares on the Nasdaq Global Select Market was $15.07.

B. Plan of Distribution

Not applicable.

C. Markets

See “Listing Details” above.

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

Transaction Agreements and Warrants

In January 2017, we entered into a transaction agreement with Amazon pursuant to which we issued to Amazon a warrant to purchase our ordinary shares. That warrant vested and was exercised, in its entirety, and all underlying shares were sold by Amazon prior to 2023. On September 14, 2020, we and Amazon entered into a new transaction agreement, or the New Transaction Agreement, pursuant to which we issued to an affiliate of Amazon a warrant, or the New Warrant, to acquire up to 3,401,028 of our ordinary shares, or the New Warrant Shares, at a purchase price of $59.26 per share, which is based on the 30-trading day VWAP prior to the execution of the New Transaction Agreement. The New Warrant also provides for cashless (net) exercise.

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

There were no additional New Warrant Shares that vested over the course of the year ended December 31, 2025. As of December 31, 2025, 1,943,445 New Warrant Shares had vested and were issuable under the New Warrant.

Other Material Contracts

Material Contract	Location of Description in This Annual Report

Agreements and arrangements with, and compensation of, directors and executive officers	“ITEM 7.B. Related Party Transactions-Agreements and arrangements with, and compensation of, directors and executive officers.”

Kornit Digital Ltd. Compensation Policy	“ITEM 6.C. Board Practices-Board Committees-Compensation Committee and Compensation Policy.”

OEM Supply Agreement, dated December 3, 2015, between us and FujiFilm Dimatix, Inc.	“ITEM 3.D. Risk Factors- Risks Related to Our Business and Our Industry- Risk factor titled “If our relationships with suppliers...”

Manufacturing Services Agreement, dated as of May 2015, between us and Flex	“ITEM 3.D. Risk Factors- Risks Related to Our Business and Our Industry- Risk factor titled “If our relationships with suppliers...”

Manufacturing Services Agreement, dated as of February 26, 2019, between us and Sanmina-SCI Israel Medical Systems Ltd.	“ITEM 3.D. Risk Factors- Risks Related to Our Business and Our Industry- Risk factor titled “If our relationships with suppliers...”

Office and Parking Space Lease Agreement, dated as of December 17, 2007 between us and Industrial Building Corporation, as amended	“ITEM 4.D. Property, Plant and Equipment.”

Lease dated December 2017 between Bonanno Real Estate Group I, L.P. and Kornit Digital North America, Inc.	“ITEM 4.D. Property, Plant and Equipment.”

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

The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our articles or by the laws of the State of Israel, other than for citizens of countries which are in a state of war with Israel.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Capital gain is generally subject to tax at the corporate tax rate (23% in 2018 and thereafter), if generated by a company, or at the rate of 25% if generated by an individual, or 30% in the case of sale of shares by a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive proceeds upon liquidation and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2025) unless the benefiting provisions of an applicable treaty applies.

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

Excess Tax.

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 721,560 for 2025, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation, such amount, and certain other statutory amounts, will not be linked to the Israeli consumer price index for the years 2025-2027), including, but not limited to, dividends, interest and capital gain. According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2025. Because PFIC status must be determined annually based on tests which are factual in nature, our PFIC status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year and we do not intend to make a determination of our or any of our future subsidiaries’ PFIC status in the future. A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences described below with respect to owning our ordinary shares if we are classified as a PFIC for our taxable year ending December 31, 2026, provided that such U.S. Holder is eligible to make, and successfully makes, either a “mark-to-market” election or a qualified electing fund election described below for the taxable year in which its holding period begins.

If we are a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime, which we refer to as the Excess Distribution Regime, will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of our ordinary shares. Under the Excess Distribution Regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. Certain elections may be available that would result in an alternative treatment of our ordinary shares. If we are determined to be a PFIC, the Excess Distribution Regime described in this paragraph would also apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any future subsidiary of ours that also may be determined to be PFICs.

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

Foreign Currency Exchange Risk

Due to our international operations, currency exchange rates impact our financial performance. In 2025, approximately 85% of our revenues were denominated in U.S. dollars, 10% of our revenues were denominated in Euros and 5% of our revenues were denominated in Great Britain Pounds. Conversely, in 2025, approximately 19% of our purchases of raw materials and components of our systems and ink and other consumables were denominated in either NIS or in NIS prices that are linked to U.S. dollars. Similarly, a majority of our operating costs, which were largely comprised of labor costs, were denominated in NIS, due to our operations in Israel. Accordingly, our results of operations may be materially affected by fluctuations in the value of the U.S. dollar relative to the NIS and the Euro.

The following table presents information about the changes in the exchange rates of the U.S. dollar against the NIS and the Euro:

	Change in Average Exchange Rate
Period	U.S. Dollar against the NIS (%)	U.S. Dollar against the Euro (%)
2025	(6.69)	(4.09)
2024	0.4	(0.02)
2023	9.7	(2.7)

The figures above represent the change in the average exchange rate in the given year compared with the average exchange rate in the immediately preceding year. Negative figures represent depreciation of the U.S. dollar compared to the NIS or Euro (as applicable) and positive figures represent appreciation of the U.S. dollar compared to the NIS or Euro (as applicable). We estimate that a 10% increase or 10% decrease in the value of the NIS against the U.S. dollar would have decreased or increased our net income by approximately $(7.6 million) or $6.3 million in 2025, $(5.9 million) or $4.8 million in 2024, and $(8.5 million) or $7.0 million in 2023, respectively. We estimate that a 10% increase or 10% decrease in the value of the Euro against the U.S. dollar would have increased or decreased our net income by approximately $1.8 million or $(1.5 million) in 2025, $0.1 million or $(0.2 million) in 2024, and $0.9 million or $(1.2 million) in 2023, respectively. These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our revenues and expenses may change.

For purposes of our consolidated financial statements, local currency assets and liabilities are translated at the rate of exchange to the U.S. dollar on the balance sheet date and local currency revenues and expenses are translated at the exchange rate to the U.S. dollar at the date of the transaction or the average exchange rate during the reporting period.

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

During 2025, 2024 and 2023, we entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in NIS.

We expect that the substantial majority of our revenues will continue to be denominated in U.S. dollars for the foreseeable future and that a significant portion of our expenses will continue to be denominated in NIS. We will continue to monitor exposure to currency fluctuations. However, we cannot provide any assurances that our hedging activities will be successful in fully protecting us from adverse impacts from currency exchange rate fluctuations. In addition, since we only plan to hedge a portion of our foreign currency exposure, our results of operations may be adversely affected due to the impact of currency fluctuations on the unhedged aspects of our operations.

Credit Risk, Liquidity Risk and Interest Rate Risk

Our investment strategy is to achieve a return that will allow us to preserve capital and maintain liquidity requirements. We invest primarily in debt securities, specifically corporate debt securities. By policy, we limit the amount of credit exposure to any one issuer. As of December 31, 2025 and December 31, 2024, we did not have any material (realized) losses on our marketable debt securities. We account for both fixed and variable rate securities at fair value with changes on gains and losses recorded in Other Comprehensive Income until the securities are sold.

Other Market Risks

We do not believe that we have any material exposure to inflationary or other market risks.

ITEM 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies.

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A-E. Not applicable

ITEM 15. Controls and Procedures.

(a) Disclosure Controls and Procedures

Our management evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2025. Based on their evaluation, our principal executive officer and principal financial officer concluded that as of December 31, 2025, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2025 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

(c) Attestation report of the independent registered public accounting firm

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2025 is provided on page F-4, as included under Item 18 of this annual report.

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

ITEM 16B. Code of Ethics.

We have adopted a code of ethics and business conduct applicable to our executive officers, directors and all other employees. A copy of the code, as most recently updated in March 2025, is delivered to every employee of our company and is available to investors and others on our website at http://ir.kornit.com/ or by contacting our investor relations department. Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics and business conduct applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Report of Foreign Private Issuer on Form 6-K. We did not provide such a waiver or adopt such an amendment during the fiscal year ended December 31, 2025.

ITEM 16C. Principal Accountant Fees and Services.

Fees billed or expected to be billed by Kost, Forer, Gabbay & Kasierer, a member of EY Global, and other members of EY Global for professional services for each of the last two fiscal years were as follows:

	Year Ended December 31, 2025		Year Ended December 31, 2024
	(in thousands of dollars)
	Amount	Percentage	Amount	Percentage
Audit fees	$600	95%	$600	87%
Audit-Related Fees	4	1%	6	1%
Tax Fees		0%	0	0%
All Other Fees	27	4%	85	12%
Total	$631	100%	$691	100%

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

August 2022 Share Repurchase Program

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

September 2024 Share Repurchase Program

On September 16, 2024, we announced that our board of directors had authorized an additional program for our repurchase of up to $100 million of our ordinary shares, from time to time. In order to facilitate our repurchase of ordinary shares under this program, on November 10, 2024, we entered into an accelerated share repurchase agreement, or the ASR Agreement, with Goldman Sachs International, or Goldman Sachs, to repurchase $75 million of our ordinary shares. Pursuant to the agreement, we made a payment of $75 million to Goldman Sachs on November 12, 2024. In November 2024 and December 2024, we received deliveries of 986,194 and 839,707 of our ordinary shares, respectively, from Goldman Sachs for repurchase pursuant to the agreement. In 2025 (through November 2025), we received an additional 1,732,445 ordinary shares from Goldman Sachs for repurchase, which constituted the remaining shares repurchased under the ASR Agreement. Share repurchases under the September 2024 repurchase program reduced, on an immediate basis, our outstanding share total. In addition, the repurchases have also reduced the weighted average number of ordinary shares outstanding that was used for calculation of our basic and diluted earnings per share for each of the years ended December 31, 2025 and 2024.

November 2025 Share Repurchase Program

On November 17, 2025, our board of directors authorized a new $100 million share repurchase program, under which repurchases may be effected from time to time, subject to market conditions and applicable legal requirements, including applicable Israeli law creditor notification procedures. Repurchases under this new program may be made by way of a variety of methods, including open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the Exchange Act. We may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of ordinary shares under this program. As of February 27, 2026, 1,369,643 ordinary shares have been repurchased under the November 2025 program.

General Information re: Share Repurchase Programs

Our share repurchase programs do not obligate us to acquire any particular amount of our ordinary shares, and they may be modified, suspended, or terminated, at any time at our discretion. The timing and actual number of shares repurchased may depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities.

In accordance with Section 7C of the Israeli Companies Regulations (Leniencies for Companies Whose Securities are Listed for Trading Outside of Israel), 5760-2000, or the Leniency Regulations, the September 2024 and November 2025 share repurchase programs did not require approval by an Israeli court and went into effect 30 days after notice of our board of directors’ adoption of the applicable repurchase program was provided to our material creditors and secured creditors (if any). All repurchased shares (under both repurchase programs) are classified as treasury shares.

After taking into account any repurchases effected through February 28, 2026, as of that date, under our September 2024 share repurchase program, there were no remaining funds available for further repurchases under the board authorization for that program (as the final repurchases under that program took place in November 2025). As of February 28, 2026, there was $80.6 million that remained available for further repurchases under the November 2025 share repurchase program. See “Note 10. Stockholders’ Equity” to our consolidated financial statements included in Item 18 of this annual report for additional information regarding our share repurchase programs.

The table below presents a summary of the ordinary shares repurchased by us under all of our active repurchase programs during 2025. We have omitted from the table those months during which no repurchases were made:

Period	Total Number of Shares Purchased	Average Price Paid per Share (*)	Total Number of Shares Purchased as Part of the Current Programs	Dollar Value of Shares that May Yet be Purchased Under the Programs ($)(**)
January 1, 2025 - January 31, 2025	-	-		$43,137,773	(1)
February 1, 2025 - February 28, 2025	788,345	$27.69	788,345	$21,308,808	(1)
March 1, 2025 - March 31, 2025	185,898	$22.18	185,898	$17,185,590	(1)
April 1, 2025 - April 30, 2025	-	-	-	$17,185,590	(1)
May 1, 2025 - May 31, 2025	474,368	$22.66	474,368	$6,435,966	(1)
June 1, 2025 - June 30, 2025	283,834	$22.68	283,834	$0	(1)
July 1, 2025 - July 31, 2025	-	-	-	$0	(1)
August 1, 2025 - August 31, 2025	-	-	-	$0	(1)
September 1, 2025 - September 30, 2025	-	-	-	$0	(1)
October 1, 2025 - October 31, 2025	-	-	-	$0	(1)
November 1, 2025 - November 30, 2025	-	-		$100,000,000	(2)
December 1, 2025 - December 31, 2025	141,864	14.47	141,864	$97,951,351	(2)
Total in 2025	1,874,309		1,874,309

(*)	Excluding commissions.

(**)	The aggregate value of ordinary shares repurchased in a given month may not equal the product of the number of shares purchased and the average price paid per share due to rounding differences.

(1)	Reflects dollar amounts remaining available for repurchase under our $100 million share repurchase program approved by our board of directors in September 2024, which repurchase program carried over into 2025.

(2)	Reflects dollar amounts remaining available for repurchase under our new ($100 million) November 2025 share repurchase program (as no amounts remained available for further repurchases under our September 2024 share repurchase program as of the end of June 2025).

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

●	Quorum requirement for shareholder meetings: As permitted under the Companies Law, pursuant to our articles, the quorum required for a general meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument, who hold at least 25% of the voting power of our shares (and at an adjourned meeting, with some exceptions, two shareholders, regardless of the voting power associated with their shares), instead of 33 1/3% of the issued share capital, as required under the Nasdaq Listing Rules.

●	Nomination of directors. With the exception of external directors (if applicable to us at the time) and directors elected by our board of directors due to vacancy, our directors are elected, in a staggered manner, by an annual meeting of our shareholders to hold office until the third annual meeting following their election. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors or otherwise, as required under the Nasdaq Listing Rules.

●	Shareholder Approval of Equity Compensation Plans: Pursuant to Israeli law, we seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, which are different from, or in addition to, the requirements for seeking shareholder approval under Nasdaq Listing Rule 5635(c), which requires shareholder approval for the issuance of ordinary shares or other securities to officers, directors, employees or consultants under an equity compensation plan or arrangement, or for the adoption of, or a material amendment to, such a plan or arrangement. Israeli law only requires shareholder approval generally for an equity grant under a plan or arrangement for a director or the chief executive officer.

ITEM 16H. Mine Safety Disclosure.

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16J. Insider Trading Policies

We have adopted an insider trading policy that governs the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy was filed with the SEC on March 27, 2025, as Exhibit 11.1 to our annual report for the year ended December 31, 2024, and is incorporated by reference as Exhibit 11.1 to this annual report.

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

We undergo penetration testing and security assessments a few times per year, aligned with the risk profile of our systems. With respect to third party service providers, we obligate our main information technology vendors to adhere to privacy and cybersecurity measures, and we perform risk assessments of vendors having access to our systems or sensitive personal data, including their ability to protect data from unauthorized access.

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

In 2025, we successfully completed an AICPA SOC 2 Type I examination for the Kornit X platform. The report from that examination covers the Trust Services Criteria for Security, Confidentiality, Availability, and Privacy, and provides independent assurance regarding the design of our controls as of the examination date. This achievement reflects our continued focus on strengthening governance, risk management, and control frameworks to protect customer data and support reliable and secure service delivery.

In 2025, we maintained our ISO/IEC 27001 certification, reaffirming the effectiveness and maturity of our Information Security Management System (ISMS). Continued certification demonstrates our ongoing commitment to information security, risk management, and continuous improvement, and confirms our adherence to internationally recognized standards and best practices for safeguarding sensitive information.

During 2025, we made meaningful progress in advancing Kornit’s Business Continuity Plan (BCP), building on the completion of the Business Impact Analysis phase. Our efforts focused on further defining continuity strategies, strengthening operational resilience, and enhancing preparedness for potential disruptions. We expect to complete the BCP framework in 2026 and plan to conduct training and awareness initiatives to ensure organizational readiness and effective execution.

During 2025, we continued to adopt artificial intelligence–based solutions across various business and operational domains. Our Chief Information Security Officer (CISO) was actively involved in this process to ensure that security, privacy, and risk management considerations were integrated into the evaluation and adoption of such technologies, and that appropriate controls were maintained in alignment with Kornit’s cybersecurity and governance frameworks.

Governance

As part of our overall risk management approach, we prioritize the identification and management of cybersecurity risk at several levels, including Board oversight, executive commitment and employee training and awareness. Our Audit Committee, comprised of independent directors from our Board, oversees the Board’s responsibilities relating to the operational (including information technology (IT) risks, business continuity and data security) risk affairs of the Company. Our Audit Committee is informed of such risks through quarterly reports from our group Chief Information Security Officer (CISO). Our CISO has over 15 years of experience in the information security field. Before joining Kornit, our CISO held several senior security related positions in both the consulting industry and corporate environments.

Our CISO oversees the implementation and compliance of our information security standards and mitigation of information security related risks. We also have a management level committee and a cybersecurity incident team that support our processes to assess and manage cybersecurity risk as follows:

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

At the employee level, we maintain an experienced information technology team responsible for implementing our privacy and cybersecurity program and supporting the CISO in executing reporting, security, and mitigation functions. We conduct regular employee training on privacy and cybersecurity, records and information management, and phishing awareness, and we perform phishing simulations to reinforce secure behaviors. We actively promote cybersecurity risk awareness through ongoing communication and education across our employee population. In addition, during 2025, we started evaluating the implementation of AI-based security solutions to further enhance threat detection, response capabilities, and overall security posture.

PART III

ITEM 17. Financial Statements.

Not applicable.

ITEM 18. Financial Statements.

See pages F-1 through F-49 appended hereto.

ITEM 19. Exhibits.

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Kornit Digital Ltd.(1)
2.1	Specimen ordinary share certificate of Kornit Digital Ltd.(2)
2.2	Description of ordinary shares of Kornit Digital Ltd.#
4.1	Form of Indemnification Agreement(3)
4.2	2012 Share Incentive Plan(4)
4.3	2015 Incentive Compensation Plan(5)
4.4	2025 Share Incentive Plan(6)
4.5	Kornit Digital Ltd. Compensation Policy(7)
4.6	English summary of the Office and Parking Space Lease Agreement dated as of December 17, 2007, by and between the Registrant and Industrial Building Corporation Ltd. as amended by Addendum, dated 2007, Addendum to Lease Agreement, dated 2007, Addendum to Lease Agreement, dated March 8, 2012, Addendum to Lease Agreement, dated 2012, Addendum to Lease Agreement, dated December 19, 2012, Addendum to Lease Agreement, dated May 20, 2013, Addendum to Lease Agreement, dated January 12, 2014, Addendum to Lease Agreement, dated January 12, 2014, Addendum to Lease Agreement, dated December 27, 2015, Addendum to Lease Agreement, dated December 28, 2015, Addendum to the Lease Agreement dated October 17, 2017, Addendum dated February 21, 2018, Addendum to the Lease Agreement, dated April 23, 2018, Addendum to the Lease Agreement dated December 26, 2018, Addendum to the Lease Agreement, dated January 3, 2019, Addendum to the Lease Agreement dated September 16, 2019, Addendum to the Lease Agreement, dated November 28, 2019, Addendum to the Lease Agreement dated February 9, 2020, Addendum to the Lease Agreement, dated June 28, 2020, Addendum to the Lease Agreement, dated April 13, 2021, Addendum to the Lease Agreement, dated April 13, 2021, Addendum to the Lease Agreement, dated June 21, 2021, Addendum to the Lease Agreement, dated July 27, 2021, Addendum to the Lease Agreement, dated October 10, 2021, Addendum to the Lease Agreement, dated November 14, 2021, Addendum to the Lease Agreement, dated December 28, 2021, Addendum to the Lease Agreement, dated December 28, 2021 and Addendum to the Lease Agreement, dated April 28, 2022. (8)
4.7	OEM Supply Agreement, dated December 3, 2015, among the Registrant and FujiFilm Dimatix, Inc.†(9)
4.8	Manufacturing Services Agreement, dated May 2015, by and between the Registrant and Flex (formerly known as Flextronics (Israel) Ltd.)†(10)
4.9.1	Master Purchase Agreement, dated January 10, 2017, between the Registrant and Amazon Corporate LLC†(11)
4.9.2	Amendment 1 to Master Purchase Agreement, effective March 1, 2017, between the Registrant and Amazon Corporate LLC*(12)
4.9.3	Amendment 2 to Master Purchase Agreement, effective January 1, 2018, between the Registrant and Amazon Corporate LLC*(13)
4.9.4	Amendment 3 to Master Purchase Agreement, effective June 29, 2018, between the Registrant and Amazon Corporate LLC*(14)

4.9.5	Amendment 4 to Master Purchase Agreement, effective January 1, 2020, between the Registrant and Amazon.com Services LLC* (15)
4.9.6	Amendment 5 to Master Purchase Agreement, effective September 1, 2020, between the Registrant and Amazon.com Services LLC*(16)
4.9.7	Amendment 6 to Master Purchase Agreement, effective February 15, 2021, between the Registrant and Amazon.com Services LLC*(17)
4.10	Transaction Agreement, dated September 14, 2020, between the Registrant and Amazon.com, Inc.(18)
4.11	Warrant to Purchase Ordinary Shares, dated September 14, 2020, issued to Amazon.com NV Investment Holdings LLC(19)
4.12	Lease, dated December 2017, between Kornit Digital North America, Inc. and Bonanno Real Estate Group I, L.P. (20)
4.13	Manufacturing Services Agreement, dated as of February 26, 2019, by and between the Registrant and Sanmina-SCI Israel Medical Systems Ltd.*(21)
8.1	List of subsidiaries of the Registrant #
11.1	Insider Trading Policy of the Registrant(22)
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002 #
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002 #
13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002 +
15.1	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm #
97.1	Policy for the Recovery of Erroneously Awarded Compensation(23)
101	The following financial information from Kornit Digital Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2025 formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2024 and 2025; (ii) Consolidated Statements of Operations for the years ended December 31, 2023, 2024 and 2025; (iii) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2023, 2024, and 2025; (iv) Statements of Shareholders’ Equity for the years ended December 31, 2023, 2024, and 2025; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2024, and 2025; (vi) Notes to Consolidated Financial Statements, tagged as blocks of text; and (vii) Cover Page Interactive Data File. #
104	Inline Cover Page Interactive Data File (included in Exhibit 101).

(1)	Previously furnished to the SEC on August 12, 2021 as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(2)	Previously filed with the SEC on March 10, 2015 as Exhibit 4.1 to Amendment No. 1 to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(3)	Previously filed with the SEC on March 10, 2015 as Exhibit 10.3 to Amendment No. 1 to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(4)	Previously filed with the SEC on February 25, 2015 as Exhibit 10.2 to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.

(5)	Previously filed with the SEC on March 18, 2015 as Exhibit 10.21 to Amendment No. 3 to the Registrant’s registration statement on Form F-1 (SEC File No. 333-202291) and incorporated by reference herein.
(6)	Previously filed with the SEC on March 27, 2025 as Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024 and incorporated by reference herein.
(7)	Previously furnished to the SEC on July 20, 2023 as Appendix A to the Registrant’s proxy statement for its 2023 annual general meeting of shareholders, attached as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(8)	Previously filed with the SEC on March 25, 2021 as Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(9)	Previously filed with the SEC on April 14, 2016 as Exhibit 4.9 to Amendment No. 1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated by reference herein.
(10)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(11)	Previously filed with the SEC on March 30, 2017 as Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(12)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.11.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(13)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.11.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(14)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.11.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(15)	Previously filed with the SEC on September 14, 2020 as Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(16)	Previously filed with the SEC on March 25, 2021 as Exhibit 4.10.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(17)	Previously filed with the SEC on March 25, 2021 as Exhibit 4.10.7 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(18)	Previously furnished to the SEC on September 14, 2020 as Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(19)	Previously furnished to the SEC on September 14, 2020 as Exhibit 4.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.
(20)	Previously filed with the SEC on March 20, 2018 as Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.
(21)	Previously filed with the SEC on March 23, 2020 as Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(22)	Previously filed with the SEC on March 27, 2025 as Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024 and incorporated by reference herein.
(23)	Previously filed with the SEC on March 28, 2024 as Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023 and incorporated by reference herein.

#	Filed herewith

+	Furnished herewith

†	Portions of this agreement were omitted and a complete copy of this agreement has been provided separately to the Securities and Exchange Commission pursuant to the company’s application requesting confidential treatment under Rule 406 under the Securities Act of 1933 as amended or Rule 24b-2 under the Securities Exchange Act of 1934, as amended, as applicable.

*	Portions of this exhibit have been omitted in accordance with the rules of the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KORNIT DIGITAL LTD.

By:	/s/ Assaf Zipori
Name:	Assaf Zipori
Title:	Chief Financial Officer

Date: March 26, 2026

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kornit Digital Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kornit Digital Ltd. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 26, 2026 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Inventory Valuation

Description of the Matter	The Company’s inventories totaled $47,211 thousand as of December 31, 2025. As explained in Note 2 to the consolidated financial statements, the Company assesses the value of all inventories, including raw materials, finished goods and spare parts, in each reporting period. Obsolete inventory or inventory in excess of management’s estimated usage requirement is written down to its estimated net realizable value if those amounts are determined to be less than cost.

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

Valuation of Goodwill

Description of the Matter	At December 31, 2025, the Company’s goodwill was $29,164 thousand. As described in Note 2 of the Consolidated Financial Statements, goodwill is tested for impairment at least annually at the reporting unit level on December 31. The Company performed a quantitative impairment analysis as of December 31, 2025, estimating the fair value of the reporting unit by utilizing an income approach which uses the discounted cash flow (“DCF”) analysis. As part of the Company’s analysis of its goodwill, the results of this test indicated that the estimated fair value exceeded the carrying value as of December 31, 2025.

Auditing the Company’s goodwill impairment test was complex due to the significant judgment involved and required the involvement of a specialist in determining the fair value of the reporting unit. In particular, the fair value estimate was sensitive to significant assumptions utilized in the DCF analysis that require judgment, such as the amount and timing of future cash flows (e.g., revenue growth rates, gross margin, free cash flow), and the discount rate. These assumptions are affected by factors such as expected future market or economic conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s goodwill valuation process. For example, we tested controls over management’s review of the valuation model and the significant assumptions used, as discussed above, to develop the prospective financial information. We also tested management’s controls to validate that the data used in the valuation was complete and accurate.

To test the estimated fair value of the Company’s goodwill, we performed audit procedures that included assessing the reasonableness of the methodologies used, validated that the data used in the valuation is complete and accurate. We evaluated the Company’s underlying forecast and budget information by assessing the historical accuracy of management’s estimates. We also performed sensitivity analyses of significant assumptions to assess the changes in the fair value that would result from changes in the assumptions. We involved our valuation specialists to assist with the evaluation of the methodologies used by the Company and significant assumptions included in the fair value estimates.

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company’s auditor since 2012.

Tel-Aviv, Israel

March 26, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kornit Digital Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Kornit Digital Ltd and subsidiaries’ internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Kornit Digital Ltd and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025, and 2024, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 26, 2026 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

Tel-Aviv, Israel

March 26, 2026

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2025	2024
ASSETS
Current Assets
Cash and cash equivalents	$35,476	$35,003
Short-term bank deposits	368,446	205,934
Marketable securities	53,926	222,937
Trade receivables, net of allowances of $9,746 and $9,243, respectively	60,796	65,459
Inventories, net	47,211	60,342
Prepaid expenses and other current assets	29,661	25,714

Total current Assets	595,516	615,389

Non-current Assets
Marketable securities	33,332	48,086
Property, plant and equipment, net	69,492	59,222
Operating lease right-of-use assets	17,174	19,054
Intangible assets, net	9,429	5,721
Goodwill	29,164	29,164
Deposits and other long-term assets	16,018	10,542
Severance pay fund	385	306

Total non-current Assets	174,994	172,095

Total Assets	$770,510	$787,484

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31,
	2025	2024
LIABILITIES
Current Liabilities
Trade payables	$6,059	$9,019
Employee and payroll accruals	13,214	13,101
Deferred revenues and customers’ advances	1,529	2,339
Operating lease liabilities	3,886	3,311
Accrued expenses and other current liabilities	17,305	16,561

Total current Liabilities	41,993	44,331

Non-current liabilities
Accrued severance pay	1,155	1,051
Operating lease liabilities	14,727	15,065
Other non-current liabilities	62	138

Total non-current Liabilities	15,944	16,254

Total Liabilities	57,937	60,585
Commitments and contingent liabilities (see note 9)

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.01 par value - Authorized: 200,000,000 shares at December 31, 2025 and 2024; Issued: 51,922,979 and 51,036,338 shares at December 31, 2025 and 2024, respectively; Outstanding: 45,063,793 and 46,051,461 shares at December 31, 2025 and 2024, respectively.	134	134
Additional paid-in capital	1,006,943	966,058
Treasury shares at cost, 6,859,186 and 4,984,877 ordinary shares at December 31, 2025 and 2024, respectively.	(166,875)	(121,691)
Accumulated other comprehensive income (loss)	2,623	(868)
Accumulated deficit	(130,252)	(116,734)
Total Shareholders’ Equity	712,573	726,899

Total Liabilities and Shareholders’ Equity	$770,510	$787,484

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended December 31,
	2025	2024	2023
Revenues
Products	$156,086	$148,086	$161,045
Services	52,114	55,739	58,741

Total revenues	208,200	203,825	219,786

Cost of revenues
Products	67,468	61,697	91,516
Services	48,466	50,366	61,313

Total cost of revenues	115,934	112,063	152,829

Gross profit	92,266	91,762	66,957

Operating expenses
Research and development, net	37,731	41,578	50,060
Sales and marketing	58,722	58,413	66,836
General and administrative	30,385	29,086	37,592

Total operating expenses	126,838	129,077	154,488

Operating loss	(34,572)	(37,315)	(87,531)

Financial income, net	21,919	22,350	24,150

Loss before income taxes	(12,653)	(14,965)	(63,381)
Taxes on income	865	1,835	970

Net Loss	$(13,518)	$(16,800)	$(64,351)

Net loss per ordinary share, basic and diluted	$(0.30)	$(0.35)	$(1.31)

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023

Net loss	$(13,518)	$(16,800)	$(64,351)

Other comprehensive income:
Available-for-sale securities:
Unrealized gains on available for sales securities	2,201	7,100	8,686
Losses (gains) reclassified into net loss	(58)	(164)	134

Net change	2,143	6,936	8,820
Cash flow hedges:
Unrealized Gains (losses) on cash flow hedges	3,581	(89)	(1,480)
Losses (gains) reclassified into net loss	(2,233)	(505)	2,874

Net change	1,348	(594)	1,394

Total other comprehensive income	3,491	6,342	10,214

Comprehensive loss	$(10,027)	$(10,458)	$(54,137)

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS’ EQUITY
U.S. dollars in thousands, except share and per share data

					Accumulated	Retained
	Number of		Treasury	Additional	other	earnings	Total
	shares		shares at	paid in	comprehensive	(accumulated	Shareholders’
	outstanding	Amount	Cost	Capital	income (loss)	deficit)	equity

Balance at January 1, 2023	49,953,615	$134		$921,695	$(17,424)	$(35,583)	$868,822

Exercise of options and vesting of restricted stock Units	418,069	-	-	321	-	-	321

Share-based compensation	-	-	-	22,589	-	-	22,589
Warrants to customers	-	-	-	13,842	-	-	13,842
Purchase of treasury shares	(2,652,051)	-	(55,770)	-			(55,770)
Other comprehensive loss	-	-	-	-	10,214	-	10,214
Net loss	-	-	-	-	-	(64,351)	(64,351)
Balance at December 31, 2023	47,719,633	134	(55,770)	958,447	(7,210)	(99,934)	795,667

Exercise of options and vesting of restricted stock Units	664,654	-	-	716	-	-	716

Share-based compensation	-	-	-	21,756	-	-	21,756
Warrants to customers	-	-	-	3,273	-	-	3,273
Purchase of treasury shares	(2,332,826)	-	(65,921)	(18,134)			(84,055)
Other comprehensive income	-	-	-	-	6,342	-	6,342
Net loss	-	-	-	-	-	(16,800)	(16,800)
Balance at December 31, 2024	46,051,461	134	(121,691)	966,058	(868)	(116,734)	726,899

Exercise of options and vesting of restricted stock Units	886,641	-	-	808	-	-	808

Share-based compensation	-	-	-	21,943	-	-	21,943
Purchase of treasury shares	(1,874,309)	-	(45,184)	18,134			(27,050)
Other comprehensive income	-	-	-	-	3,491	-	3,491
Net loss	-	-	-	-	-	(13,518)	(13,518)
Balance at December 31, 2025	45,063,793	$134	$(166,875)	$1,006,943	$2,623	$(130,252)	$712,573

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:

Net loss	$(13,518)	$(16,800)	$(64,351)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	11,897	13,047	14,700
Restructuring and other charges	856	1,172	19,080
Fair value of warrants deducted from revenues	-	3,273	13,842
Share based compensation	21,943	21,756	22,589

Amortization of premium and accretion of discount on marketable securities, net	(953)	(389)	756
Realized loss (gain) on sale of marketable securities	(58)	(164)	134
Loss from disposal of property and equipment	453	-	-
Change in operating assets and liabilities:
Trade receivables, net	4,663	28,173	(19,220)
Inventories, net	9,677	3,005	11,028
Deposits and other long-term assets	(5,476)	(2,333)	(2,282)
Prepaid expenses and other current assets	(4,540)	2,832	(6,492)
Deferred taxes	-	-	(544)
Decrease in operating leases right-of-use assets	3,510	4,280	5,173
Decrease in operating lease liabilities	(1,393)	(4,782)	(5,352)
Trade payables	(3,787)	2,150	(6,491)
Employees and payroll accruals	1,980	2,456	(1,089)
Deferred revenues and customers’ advances	(810)	181	(4,990)
Accrued expenses and other current liabilities	236	(9,020)	(10,547)
Accrued severance pay, net	25	(52)	(152)
Other non-current liabilities	(76)	(60)	(474)
Net cash provided by (used in) operating activities	24,629	48,725	(34,682)

Cash flows from investing activities:

Purchase of property, plant and equipment	(21,274)	(15,140)	(7,006)
Proceeds from sale of property and equipment	(180)	-	-
Proceeds from (investment in) short-term bank deposits, net	(162,512)	29,666	39,433
Proceeds from sale of marketable securities	24,825	22,994	7,240
Proceeds from maturity of marketable securities	222,320	56,641	20,522
Investment in marketable securities	(60,226)	(62,673)	(33,977)
Net cash provided by investing activities	2,953	31,488	26,212

Cash flows from financing activities:

Exercise of employee stock options	808	716	293
Payment of withholding taxes related to exercise of share-based awards	(1,867)	(1,476)	(1,045)
Repurchase of ordinary shares	(26,050)	(84,055)	(55,770)
Net cash used in financing activities	(27,109)	(84,815)	(56,522)

Decrease in cash and cash equivalents	473	(4,602)	(64,992)
Cash and cash equivalents at the beginning of the period	35,003	39,605	104,597
Cash and cash equivalents at the end of the period	$35,476	$35,003	$39,605

The accompanying notes are an integral part of the consolidated financial statements.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	$940	$1,841	$1,947

Non-cash investing and financing activities:
Purchase of property, plant and equipment	$1,074	$247	$314

Inventory transferred to be used as property, plant and equipment, net	$3,744	$4,732	531
Property, plant and equipment transferred to be used as inventory	$290	$367	$865

Repurchase of ordinary shares	$1,000	$-	-

Right-of-use asset recognized with corresponding lease liability	$1,630	$(448)	$2,934

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

On an ongoing basis, the Company’s management evaluates estimates, including those related to impairment related to intangible assets and goodwill, tax assets and liabilities, fair values of share-based awards, inventory write-offs, warranty provision, allowance for credit losses and provision for rebates and returns. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

Short-term bank deposits are deposits with an original maturity of more than three months but less than one year from the date of acquisition. Short-term bank deposits are presented at their cost.

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

At each reporting period, the Company evaluates whether declines in fair value below amortized cost are due to expected credit losses, as well as the Company’s ability and intent to hold the investment until a forecasted recovery occurs in accordance with ASC 326, Financial Instrument- Credit losses. Allowance for credit losses on available-for-sale marketable securities are recognized in the Company’s consolidated statements of operations, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in shareholders’ equity The Company did not recognize an allowance for credit losses on marketable securities for the years ended December 31, 2025 and 2024. During 2023 the Company recorded an allowance for credit losses on available-for-sale marketable securities of $93.

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

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Inventories: (Cont.)

Inventory provisions have been provided to cover risks arising from slow-moving items, technological obsolescence and excess inventories according to revenue forecasts.

During the years ended December 31, 2025, 2024 and 2023, the Company recorded inventory provisions and write-offs in a total amount of $4,411, $4,607 and $22,001, respectively.

For the years ended December 31, 2025, 2024 and 2023, a part of inventory write-offs and provisions of $1,026, $789 and $11,009, respectively was recorded as a result of the Company’s restructuring

(see Note 2(ad)).

h.	Property, plant and equipment, net:

Property, plant and equipment are measured at cost, including directly attributable costs to bring it to the condition and location necessary for its intended use, less accumulated depreciation and accumulated impairment losses. Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%
Office furniture and equipment	7 - 20
Computer and peripheral equipment	33
Machinery and equipment	7 - 33
Equipment on Operating lease (*)	14
Leasehold improvements	(**)
Building and land	(***)

(*)	Equipment on lease (AIC) is stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the equipment on lease, which is determined to be 7 years. The Company records a write-off provision for any excess, lost or damaged equipment when warranted based on an assessment of the equipment. Write-offs for equipment are included in cost of revenues.

(**)	Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

(***)	Building and land consist of land and an ink manufacturing plant. In September 2018, the Company purchased the land which includes long-term leasehold rights, with a lease term of 49 years, which may be renewed for an additional 49 years. The manufacturing plant useful life is 25 years.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Leases:

The Company determines if an arrangement is a lease at inception. A contract is or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. Contracts containing a lease are further evaluated for classification as an operating or finance lease. The Company (as a lesee and a lessor) classifies a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c.	The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

d.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

As of December 31, 2025, all of the company’s leases are classified as operating leases.

1.	Lessee accounting:

Operating leases are included in operating lease right-of-use (“ROU”) assets, current operating lease liabilities and non-current operating lease liabilities in the Company’s consolidated balance sheets. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. For leases with terms greater than 12 months, the Company records the ROU asset and liability at the commencement date based on the present value of lease payments according to their terms. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.

The Company uses incremental borrowing rates based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Lease terms may include terms under extension option or exclude terms under termination option when it is reasonably certain that the Company will exercise that option. Operating Lease expenses are recognized on a straight-line basis over the lease term or the useful life of the leased asset.

- In addition, the carrying amount of the ROU and lease liabilities are remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Leases (Cont.)

2.	Lessor accounting - Operating leases:

The Company accounts for certain leasing revenues- AIC transactions in accordance with ASC 842, which usually qualify for operating lease treatment. For operating leases in which the Company is the lessor, the Company keeps the underlying asset on the Consolidated Balance Sheets under Property, plant and equipment and continues to depreciate the assets over its useful life.

The Company’s AIC transactions include product supply agreements include the right to use the device (lease component), and generally consist of services, including supplies such as ink and other consumables, software, and value added services, all of which support the maintenance and functionality of the device over the term of the lease (non-lease component) which consider single performance obligation.. See also Note 2.n.

We have elected to account for sales tax and other similar taxes collected from a lessee as lessee costs and therefore we exclude these costs from contract consideration and variable consideration and present revenue net of these costs

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

During the years ended December 31, 2025, 2024 and 2023, no impairment of goodwill was recorded.

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

During the years ended December 31, 2025, and 2024, no impairment of long-lived assets and finite-lived intangible assets was recorded. For the year ended December 31, 2023, an impairment loss of $1,118, related to operating lease right-of-use assets was recorded as a result of the Company’s restructuring (see Note 2ad).

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Revenue recognition:

The Company generates revenues from sales of systems, operating leases, consumables and services, including software subscriptions and transaction-based revenues. The Company sells its products directly to end-users and indirectly through independent distributors, all of whom are considered end-users.

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

Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities (for example, sales tax and other indirect taxes).

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

The Company maintains a provision for returns which is estimated, primarily based on historical experience as well as management judgment, and is recorded as a reduction of revenue. Such provision amounted to $1,225 and $1,243 as of December 31, 2025 and 2024, respectively, and is included under accrued expenses and other current liabilities in the consolidated balance sheets.

Contract liabilities include amounts received from customers for which revenue has not yet been recognized. Contract liabilities amounted to $1,529 and $2,357 as of December 31, 2025 and 2024, respectively, and are presented under deferred revenues and customers advances and other non-current liabilities. During the year ended December 31, 2025, the Company recognized revenues in amount of $2,339, which had been included in the contract liabilities balance on January 1, 2025.

In cases where the Company’s customers trade-in old systems as part of a sale of new systems, the fair value of the old systems is recorded as inventory, provided that such value can be recovered.

Sales to the Company’s independent distributors accounted for approximately 11%, 9% and 13% of 2025, 2024 and 2023 revenues, respectively.

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

The aggregate amount of transaction price allocated to the remaining performance obligations was $1,899 as of December 31, 2025, which are expected to be satisfied and recognized in future periods as represented in the following table:

			2028 and
	2026	2027	thereafter

Service contracts and software subscriptions	$1,899	$-	$-

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

Revenue from operating leases (AIC)

The Company’s AIC transactions include product supply agreements include the right to use the device (lease component), and generally consist of services, including supplies such as ink and other consumables, software, and value added services, all of which support the maintenance and functionality of the device over the term of the lease (non-lease component) which consider single performance obligation.

In transactions that include an annual minimum commitment, the Company allocates the commitment between the lease and non-lease components based on their relative standalone selling prices. Revenue associated with the non-lease elements is generally recognized as a single performance obligation delivered over time, with progress toward satisfaction of the obligation measured based on the number of impressions used,, as this output measure best depicts the transfer of the services to the customer.

In AIC contracts, the customer pays a fixed annual fee base on his minimum commitment, and in addition, these arrangements typically include a variable component for print volumes exceeding the annual commitment, priced based on a variable rate per impression.

The Company capitalizes incremental costs incurred in obtaining customer contracts, which include sales commissions paid to the Company’s sales personnel. These costs are recorded as deferred contract acquisition costs at the amount of $680 in 2025. The Company determines whether such costs should be deferred based on its sales compensation plans and on whether the commissions are incremental and would not have been incurred absent the execution of the customer contract.

Sales commissions paid upon the initial acquisition of a customer contract are amortized over a benefit period of 4 to 5 years, consistent with the expected term of the operating lease contract. The amortization of sales commissions is recognized in a manner consistent with the pattern of revenue recognition for each performance obligation and is recorded as a sales and marketing expense, at the amount of $50 in 2025.

The Company expenses costs to obtain a contract with a customer when the related amortization period is one year or less. The Company periodically reviews its deferred contract acquisition costs to assess whether events or changes in circumstances have occurred that may impact the expected period of benefit. No impairment losses were recorded during the periods presented.

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

The following are the changes in the liability for product warranty from January 1, 2024 to December 31, 2025:

Balance at January 1, 2024	$1,323

Additions and adjustments to cost of revenues	1,761
Reduction for payments and costs to satisfy claims	(2,032)
Balance at December 31, 2024	$1,052

Additions and adjustments to cost of revenues	1,180
Reduction for payments and costs to satisfy claims	(1,787)

Balance at December 31, 2025	$445

r.	Research and development expenses, net:

Research and development expenses, net of government grants, are charged to the statement of operations, as incurred, except for development expenses which are capitalized as described in Note 2s.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Research and development expenses, net: (Cont.)

Research and development expenses, net of government grants, are charged to the statement of operations, as incurred, except for development expenses which are capitalized as described in Note 2s.

s.	Software capitalization cost:

The Company capitalizes qualifying costs incurred during the application development stage related to software developed for internal use. These costs are capitalized based on the qualifying criteria. Such costs are amortized over the software’s estimated life of five years. Costs incurred to develop software applications consist of (a) certain external direct costs of materials and services incurred in developing or obtaining internal-use computer software, and (b) payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the development or implementation of the software. Capitalized internal-use software costs are included in intangibles assets, net in the consolidated balance sheet.

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

Deferred implementation costs incurred in CCA amounted to $10,338, and $10,073 as of December 31, 2025 and 2024, respectively. Amortization of the implementation costs commenced on January 1, 2024.

Amortization expenses of the implementation costs for the years ended December 31, 2025, and 2024 were $1,365 and $1,366, respectively.

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

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock options awards with the following assumptions for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023

Suboptimal exercise multiple	2.5	2.8	2.8
Risk free interest rate	4.29%-3.69%	4.01%-3.82%	4.26%-4.30%
Volatility	57.25%-67.35%	58.29%-62.88%	57.75%-60.75%
Dividend yield	0%	0%	0%

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

The fair value of each restricted stock unit (“RSU”) including performance based RSUs (“PSU”) (excluding PSUs based on market condition awards) is the market value of a single ordinary share of the Company, as determined based on the closing price of the Company’s ordinary shares on the date immediately prior to the day of grant. The Company estimates the fair value of PSU based on market condition awards on the date of grant using the Monte-Carlo simulation model.

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

The Company follows ASC No. 815, “Derivatives and Hedging” which requires companies to recognize all their derivative instruments as either assets or liabilities in the balance sheets at fair value. Accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. Due to the Company’s global operations, it is exposed to foreign currency exchange rate fluctuations in the normal course of its business.

The Company uses derivative financial instruments, specifically foreign currency forward and option contracts, to manage exposure to foreign currency risks, by hedging payroll and related expenses denominated in New Israeli Shekels that it expects to incur within a year. The effect of exchange rate changes on foreign currency hedging contracts is expected to partially offset the effect of exchange rate changes on the underlying hedged item.

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

1.	Derivative instruments notional amounts:

The following table summarizes the notional amounts for hedged items:

	December 31,
	2025	2024

Designated cash flow hedges	$30,305	$-

Total	$30,305	$-

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Derivatives and hedging (Cont.)

2.	Derivative instrument outstanding:

As of December 31, 2025, the fair value of the Company’s outstanding forward and option contracts amounted to $1,348 which are included within “Prepaid expenses and other current assets” on the balance sheets. As of December 31, 2024 there was no outstanding forward and option contracts.

3.	Derivative instrument gains and losses

The following table sets forth the expense (income) from derivatives instruments included in the consolidated statements of operations and reclassified from other comprehensive income:

	Year ended December 31,
	2025	2024	2023

Cost of revenues	$(415)	$(105)	$814
Research and development	(976)	(240)	1,144
Sales and marketing	(388)	(63)	368
General and administrative	(454)	(97)	548

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

Financial instruments that potentially subject the Company and its subsidiaries to concentration of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities, foreign exchange contracts and trade receivables.

The majority of the Company’s and its subsidiaries’ cash and cash equivalents, bank deposits and marketable securities are invested in major banks in Israel and the U.S. Generally, these cash equivalents may be redeemed upon demand and, therefore, management believes that they bear a lower risk.

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

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located in the United States, Europe, Asia Pacific and Latin America. The Company performs ongoing credit evaluations of its customers. In certain circumstances, the Company may require letters of credit from its customers, other collaterals or additional guarantees. The allowance for credit loss is based on the Company’s assessment of historical collection experience, customer creditworthiness, and current and future economic and market conditions. The Company regularly reviews the adequacy of the allowance for credit loss based on a combination of factors, including an assessment of the current customer’s aging balance, the nature and size of the customer and the financial status of the customer. Accounts receivable deemed uncollectable are charged against the allowance for credit loss when identified. Credit losses expense is included in Sales and Marketing in the Consolidated Statements of Income (Loss). The allowance for credit loss as of December 31, 2025 and 2024, amounted to $9,746 and $9,243, respectively.

The change in 2025 and 2024, current period provision allowance for credit loss amounted to $2,154 and $4,299, respectively, which was partially offset by a write-off amount of $1,651 and $283, respectively.

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

For the year ended December 31, 2025, 2024 and 2023, the Company sold trade receivables to financial institutions in a total net amount of $313, $2,739 and $2,262, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860. During the year ended December 31, 2025, 2024 and 2023, the Company recorded an aggregate amount of $24, $340 and $356, respectively, as financial expenses related to its factoring arrangements.

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

Severance expenses for the years ended December 31, 2025, 2024 and 2023 were $2,874, $3,066 and $3,144, respectively.

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

For the years ended December 31, 2025, 2024 and 2023, all outstanding options and RSU’s of 2,649,559, 2,752,644 and 2,306,577, respectively, have been excluded from the calculation of the diluted earnings per share since their effect was anti-dilutive.

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

During 2025, 2024 and2023 the Company decided upon a cost savings initiative which resulted in restructuring charge. Included in this restructuring is a workforce reduction and a phasing out of legacy platforms.

As a result, the Company recognized a workforce reduction of approximately 4% in 2024, and an additional 4% in 2025, recorded as severance and other related expenses for the impacted employees, in addition to other related expenses.

A summary of the restructuring charges for the year ended December 31, 2025, 2024 and 2023 by major activity type is as follows:

	December 31, 2025
	Employee
	termination
	costs	Write-off	Others	Total

Cost of product revenues	$11	$1,026	$-	$1,037
Cost of service revenues	18	-	-	18
Research and development	44	-	-	44
Sales and marketing	650	-	-	650
General and administrative	486	-	-	486
	$1,209	$1,026	$-	$2,235

	December 31, 2024
	Employee
	termination
	costs	Write-off	Others	Total

Cost of product revenues	$894	$789	$-	$1,683
Cost of service revenues	298	-	-	298
Research and development	235	-	-	235
Sales and marketing	190	-	-	190
General and administrative	437	-	-	437
	$2,054	$789	$-	$2,843

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

For the years ended December 31, 2025, 2024 and 2023, the Company recorded $1,026, $789 and $11,009 of inventory write-off as a result.

The liabilities related to the restructuring plan as of December 31, 2025 and 2024 amounted to $856 and $1,172 respectively. The liabilities related to the restructuring plan as of December 31, 2024 and 2025 were paid in full in 2025 and 2026, respectively.

The cumulative expenses related to the 2023, 2024 and 2025 restructuring plans incurred to date amounted to $24,453, the Company does not expect to incur additional cost with respect to these plans.

ae.	Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (ASU 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. The amendments are effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 on a prospective basis during the year ended December 31, 2025, which resulted in updated income tax disclosures. See Note 14 in the accompanying notes to the consolidated financial statements for further details.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

af.	Recently issued accounting pronouncements

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the timing of adoption and impact of this amendment on its Consolidated Financial Statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06 Intangibles—Goodwill and Other— Internal-Use Software (Subtopic 350-40). The amendment modernizes the accounting for software costs and enhances the transparency about an entity’s software costs. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted, and may be applied either through a prospective, retrospective or a modified transition approach. The Company is currently evaluating the timing of adoption and impact of this amendment on its Consolidated Financial Statements and related disclosures.

In December 2025, the FASB issued ASU 2025-10 Accounting for Government Grants Received by Business Entities, to establish guidance on the recognition, measurement, presentation and disclosure requirements for government grants received by business entities, including guidance for grants related to an asset and grants related to income. ASU 2025-10 is effective for fiscal years beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted, and may be applied using a modified prospective, modified retrospective, or under a retrospective approach. The Company is currently evaluating the timing of adoption and impact of this amendment on its Consolidated Financial Statements and related disclosures.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- MARKETABLE SECURITIES

The following is a summary of marketable securities held as of December 31, 2025 and 2024:

	December 31, 2025
		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gain	Loss	Fair value
Matures within one year:
Corporate debentures	$53,801	$128	$(3)	$53,926

Matures after one through four years:
Corporate debentures	32,982	361	(11)	33,332

Total	$86,783	$489	$(14)	$87,258

	December 31, 2024
		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gain	loss	Fair value
Matures within one year:
Corporate debentures	$215,040	$81	$(1,720)	$213,401
Government debentures	9,577	-	(41)	9,536

	224,617	81	(1,761)	222,937
Matures after one through four years:
Corporate debentures	48,074	180	(168)	48,086

Total	$272,691	$261	$(1,929)	$271,023

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- MARKETABLE SECURITIES (Cont.)

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values, were as follows as of December 31, 2025 and 2024:

	December 31, 2025
	Less than 12 months		More than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	value	losses	value	losses

Corporate debentures	$4,016	$(11)	$4,983	$(3)	$8,999	$(14)

Total	$4,016	$(11)	$4,983	$(3)	$8,999	$(14)

	December 31, 2024
	Less than 12 months		More than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	Losses	value	Losses	value	losses

Corporate debentures	$21,448	$(63)	$167,324	$(1,825)	$188,772	$(1,888)
Government debentures	-	-	8,062	(41)	8,062	(41)

Total	$21,448	$(63)	$175,386	$(1,866)	$196,834	$(1,929)

NOTE 4:- FAIR VALUE MEASUREMENTS

The table below sets forth the Company’s assets and liabilities that were measured at fair value as of December 31, 2025 and 2024 by level within the fair value hierarchy.

	December 31, 2025
Assets:	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$35,476	-	-	$35,476
Short-term bank deposits	368,446	-	-	368,446
Marketable securities	-	87,258	-	87,258

Total financial assets	$403,922	$87,258	-	$491,180

	December 31, 2024
Assets:	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$35,003	-	-	$35,003
Short-term bank deposits	205,934	-	-	205,934
Marketable securities	-	271,023	-	271,023

Total financial assets	$240,937	$271,023	-	$511,960

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:- INVENTORIES, NET

	December 31,
	2025	2024

Raw materials and components	$28,950	$32,475
Finished goods (*)	18,261	27,867

	$47,211	$60,342

(*)	Includes amounts of $635 and $1,100 as of December 31, 2025 and 2024, respectively, with respect to inventory delivered to customers for which revenue was not yet recognized.

NOTE 6:- PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2025	2024
Cost:

Computer and peripheral equipment	12,458	$12,648
Office furniture and equipment	6,907	7,012
Equipment on lease	33,055	14,622
Machinery and equipment	38,084	37,651
Leasehold improvements	25,770	25,715
Building and land	20,143	20,128

	136,417	117,776

Accumulated depreciation	(66,925)	(58,554)

Property, plant and equipment, net	69,492	$59,222

Property, Plant and Equipment, net depreciation expenses for the years ended December 31, 2025, 2024 and 2023 were $10,121, $11,121, and $14,852, respectively.

For the year ended December 31, 2023, depreciation expenses of $2,395 were recorded as a result of the Company’s restructuring (see Note 2(ad)).

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- INTANGIBLE ASSETS, NET

a.	Intangible assets are comprised of the following:

	December 31,
	2025	2024
Original amount:
Acquired technology	$10,534	$10,534
License	1,000	1,000
Customer relationships	4,717	4,717
Non-competition agreement	974	974
Software development costs	6,818	1,320
Distribution rights	688	688

	24,731	19,233
Accumulated amortization:
Acquired technology	7,435	6,311
License	518	400
Customer relationships	4,289	4,081
Non-competition agreement	974	974
Software development costs	1,572	1,320
Distribution rights	514	426

	15,302	13,512

Intangible assets, net	$9,429	$5,721

Amortization expenses for the years ended December 31, 2025, 2024 and 2023 were $1,776, $1,926 and $2,243 respectively.

b.	Amortization expenses for future periods are as shown below:

Years ending December 31,	Amount

2026	$2,540
2027	2,637
2028	1,850
2029	1,426
2030	881
2031 and thereafter	95
$9,429

NOTE 8:- ACCRUED EXPENSES AND CURRENT LIABILITIES

	December 31,
	2025	2024

Accrued expenses	$12,410	$10,789
Government authorities	3,225	3,477
Warranty provision	445	1,052
Provision for returns	1,225	1,243
	$17,305	$16,561

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Purchase commitments:

As of December 31, 2025, the Company had $47,417 of purchase commitments for goods and services from vendors. These commitments are due primarily within one year.

b.	Litigation:

1.	During February 2023, two securities class action complaints were filed by certain shareholders of the Company in U.S. federal court in New Jersey against the Company, certain of the Company’s current and former officers and directors, the underwriters of the November 19, 2021 follow-on public offering and Amazon (which sold shares in that public offering), as defendants. The complaints assert claims under certain sections of the Securities Exchange Act of 1934 (the “Exchange Act”) and the Securities Act of 1933 (the “Securities Act”) and seeks unspecified damages.

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

On August 15, 2024, the Court held an oral hearing on defendants’ motion to dismiss, following which it granted the defendants’ motion, dismissing the complaint in its entirety, without prejudice. Plaintiffs filed an amended complaint on November 8, 2024. The amended complaint was filed against the Company, Mr. Samuel our chief executive officer, Mr. Rozner our former chief financial officer and the underwriter defendants, but all other directors were no longer named as defendants. On January 24, 2025, defendants moved to dismiss the amended complaint. Plaintiffs filed an opposition to defendants’ motion to dismiss on March 10, 2025, and defendants intend to file replies in support of the motion to dismiss in 2025 filed replies in support of the motion to dismiss on April 25, 2025.

On September 4, 2025, the Court held oral argument on Defendants’ renewed motion to dismiss, following which it granted the Defendants’ motion in part and denied it in part.  The Court dismissed all claims under the Securities Act, thereby dismissing all claims against the underwriters for the 2021 offering, and dismissed most claims under the Exchange Act, except for claims arising from five allegedly false or misleading statements. On October 20, 2025, Plaintiffs informed the Court that they do not intend to amend their complaint.  As a result, discovery will commence in the near term.

On December 4, 2025, Defendants filed their answer to the operative complaint, followed by a motion for judgment on the pleadings seeking dismissal of one of the five allegedly false or misleading statements remaining in the case on grounds not previously raised in Defendants’ prior motions to dismiss.  Plaintiffs filed their opposition to Defendants’ motion for judgment on the pleadings on December 22, 2025, and Defendants’ reply brief is due on January 7, 2026

The Company believes these lawsuits are  without merit and has been defending against these cases vigorously. As of the date hereof, the Company is unable to estimate a range of loss that could result from an adverse final judgment, and therefore no estimated liabilities have been recorded in the consolidated financial statements.

2.	From time to time, the Company is party to various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

c.	Guarantees:

As of December 31, 2025, the Company provided nine bank guarantees in a total amount of $1,022 primarily for its rented facilities.

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

Treasury shares:

On September 9, 2024, the Board of Directors authorized a share repurchase program (“September 2024 Share Repurchase Program”) under which an additional amount of up to $100,000 of the Company’s ordinary shares could be repurchased. On November 17, 2025, the Board of Directors authorized an additional share repurchase program (“November 2025 Share Repurchase Program”) to repurchase up to $100,000 of its ordinary shares, subject to Israeli court approval and in accordance with required regulation (collectively, the September 2024 and November 2025 approved repurchase programs, the “Share Repurchase Program”).

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

In February 2025 , the Company completed the remaining repurchase transactions contemplated by the ASR Agreement, pursuant to which an additional 641,305 ordinary shares (the “Final Shares”) were delivered by GSI to the Company and repurchased by the Company. The total number of shares repurchased under the ASR Agreement was 2,467,206 at an average cost per share of $30.40, based on the volume-weighted average share price of the Company’s ordinary share during the calculation period under the ASR Agreement.

At the times at which the Initial Shares and the Final Shares were received and repurchased, the repurchases resulted in an immediate reduction of the outstanding number of shares of the Company used to calculate the weighted average number of ordinary shares for basic and diluted earnings per share.

During the years ended December 31, 2025 and 2024, pursuant to the Share Repurchase Program, the Company repurchased, an aggregate of 1,874,309 and 2,332,826 ordinary shares, respectively, which included both open market repurchases and repurchases under the ASR Agreement, at total costs of $45,184 and $65,921, respectively.

As of December 31, 2025, $97,949 remained available under the November 2025 Share Repurchase Program for potential open market repurchases.

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

During December 2024, the Company’s board of directors approved an increase of 672,132 shares to the number of ordinary shares reserved for issuance under the Company’s equity incentive plans. As of December 31, 2025, an aggregate of 532,477 ordinary shares were available for future grants under those plans.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

c.	A summary of the Company’s share option activity and related information is as follows:

			Weighted-
			average
			remaining
	Number of	Weighted	contractual	Aggregate
	shares upon	average	term	intrinsic
	exercise	exercise price	(in years)	value

Outstanding at beginning of year	593,921	$46.95	5.55	$4,516
Granted	68,009	15.19	-	-
Exercised	(56,883)	14.22	-	641
Forfeited	(29,714)	66.47	-	-

Outstanding at end of year	575,333	$45.43	5.71	$88

Exercisable at end of year	421,813	$53.61	130.69	$88

As of December 31, 2025, the Company had $1,514 of unrecognized compensation expense related to non-vested share options expected to be recognized over a weighted average period of 2.4 years.

The weighted average fair value of options granted during the years ended December 31, 2025, 2024 and 2023 was $9.19, $9.61 and $12.88 per share, respectively. The total intrinsic value of options exercised during the years ended December 31, 2025, 2024 and 2023 was $641, $1,069 and $163, respectively.

d.	A summary of the Company’s RSU activity is as follows:

Number of
RSUs

Unvested at beginning of year	2,158,723
Granted	1,161,067
Vested	(829,758)
Forfeited	(415,806)

Unvested at the end of the year	2,074,226

The weighted average fair value at grant date of RSU’s granted for the years ended December 31, 2025, 2024 and 2023 was $10.53, $20.27 and $20.11, respectively. The total fair value of RSUs vested during the year ended December 31, 2025, was $8,737.

The weighted average fair value of RSUs vested during the years ended December 31, 2025, 2024 and 2023 was $18.35, $31.10 and $52.27, respectively.

The weighted average fair value of RSUs forfeited during the years ended December 31, 2025, 2024 and 2023 was $15.10, $24.35 and $33.19, respectively.

As of December 31, 2025 and 2024, the weighted average fair value of the granted RSUs was $18.31 and $16.93, respectively

As of December 31, 2025 and 2024, the weighted average fair value of the unvested RSUs was $17.78 and $20.25, respectively.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

d.	A summary of the Company’s RSU activity is as follows (Cont.)

As of December 31, 2025, the Company had $32,459 of unrecognized compensation expenses related to RSUs, expected to be recognized over a weighted average period of 2.46 years.

As of December 31, 2025, an aggregate of 392,370 PSUs were included in the unvested RSUs amount.

e.	The following table sets forth the total share-based compensation expense included in the consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025	2024	2023

Cost of products	$2,095	$2,018	$2,356
Cost of services	1,556	1,703	1,758
Research and development, net	4,777	5,310	5,759
Sales and marketing	6,683	6,228	6,689
General and administrative	6,832	6,497	6,027

Total share-based compensation expenses	$21,943	$21,756	$22,589

f.	On January 10, 2017, the Company signed a master purchase agreement with Amazon Inc. (the “Agreement”) under which warrants to purchase ordinary shares of the Company were issued to Amazon as a customer incentive, subject to vesting as a function of payments for purchased products and services. As of December 31, 2025, all of the warrants under that original Agreement had been exercised.

On September 14, 2020, the Company signed an amendment to the master purchase agreement (the “Amended Agreement”) with Amazon Inc. under which an additional 3,401,028 warrants to purchase ordinary shares of the Company at an exercise price of $59.26 were issued to Amazon. The warrants are subject to vesting as a function of payments for purchased products and services of up to $400, including $250 million in respect of specific existing products and services (“Old Business”) and $150 million in respect of new products (“New Business”). The warrants are exercisable over a five-year period beginning in January 2021, with the shares vesting incrementally each time Amazon makes a payment totaling $5 million to the Company. As of December 31, 2025, 1,943,445 warrants are exercisable under the Purchase Agreement, all related to the Old Business. As of December 31,2025, warrants in respect of the Old Business were fully vested.

The fair value of the warrants was measured on the grant date using the Monte Carlo simulation with assumptions of a risk-free rate of 0.4%, volatility rate of 52%, dividend yield of 0% and an expected term of 5.32 years.

The Company recognized a reduction to revenues of $3,273 and $13,842 during the years ended December 31, 2024 and 2023, respectively, in respect of the warrants granted to Amazon.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted earnings (losses) per share:

	Year Ended December 31,
	2025	2024	2023
Numerator for basic and diluted earnings (losses) per share:

Net loss	$(13,518)	$(16,800)	$(64,351)

Weighted average ordinary shares outstanding:

Denominator for basic losses per share	45,244,517	47,482,820	49,160,266

Denominator for diluted losses per share	45,244,517	47,482,820	49,160,266

Basic losses per share	$(0.30)	$(0.35)	$(1.31)

Diluted losses per share	$(0.30)	$(0.35)	$(1.31)

NOTE 12:- ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss), net of taxes, for the year ended December 31, 2025:

	Unrealized	Unrealized	Foreign
	Gains (losses)	Gains (losses)	currency
	on marketable	on cash flow	translation
	securities	hedges	adjustment	Total

Beginning balance	$(1,668)	$-	$800	$(868)
Other comprehensive income before reclassifications	2,201	3,581	-	5,782
Amounts reclassified from accumulated other comprehensive income	(58)	(2,233)	-	(2,291)

Net current period other comprehensive income	2,143	1,348	-	3,491

Ending Balance	$475	$1,348	$800	$2,623

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

The components of lease expenses for the years ended December 31, 2025, 2024 and 2023 were as follows:

	Year ended December 31,
	2025	2024	2023

Operating lease	$4,573	$4,028	5,566
Short-term lease	81	111	80

Total lease expense	$4,654	$4,139	5,646

Cash paid for amounts included in the measurement of operating lease liabilities was $4,593 $4,476 and $5,742 during the years ended December 31, 2025, 2024 and 2023, respectively.

The Company’s operating lease agreements have remaining lease terms ranging from one to five years. Some of these agreements include allowances, such as the Company’s option to extend the leases for additional terms of up to five years.

As of December 31, 2025 and 2024, the weighted average remaining lease term is approximately 6.45 and 7.29 years, respectively, and the weighted average discount rate is 5.5 and 5.4 percent, respectively. The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Maturities of operating lease liabilities as of December 31, 2025 were as follows:

2026	$4,754
2027	4,143
2028	3,267
2029	3,016
2030	3,016
Thereafter	3,897

Total operating lease payments	$22,093

Less - imputed interest	(3,480)

Present value of future lease payments	$18,613

For the year ended December 2023, an impairment loss of $1,118 was recorded as a result of the Company’s restructuring. (see Note 2ad).

Information on leases in which the Company is a lessor:

Maturity analysis of undiscounted future lease payments receivable for operating leases:

2026	$7,883
2027	7,822
2028	4,473
2029	602
2030	-

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

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”) (Cont.)

The Company and its Israeli subsidiary believe they meet the conditions for “Preferred Technological Enterprises” and are subject to a tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Law. The tax rate for a Preferred Technological Enterprises located in development zone A is 7.5%.

From time to time, the Israeli Government discusses reducing the benefits available to companies u nder the Law. The termination or substantial reduction of any of the benefits available under the Law could materially increase the Company’s tax liabilities.

d.	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:

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

e.	Income taxes of non-Israeli subsidiaries:

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2025 was $20,163. If these undistributed earnings are distributed, they would be taxed at the corporate tax rate applicable to such income, and $2,958 of additional taxes would be incurred as of December 31, 2025.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

f.	Tax assessments:

The Company and its Israeli subsidiary received final tax assessments through 2021. Tesoma GmbH, the German subsidiary and the U.S subsidiary, received final tax assessments through 2019, 2020 and 2021, respectively, and the Hong Kong, Japan and U.K subsidiaries have not received a final tax assessment since inception.

g.	Carryforward losses for tax purposes:

As of December 31, 2025, the Company and its Israeli subsidiary have carryforward tax losses of approximately $171,215. In Addition, as of December 31, 2025 Custom Gateway Ltd, Tesoma GmbH, and the U.S. subsidiary have carryforward tax losses of approximately $5,403, $6,173, and $2,224, respectively.

These tax losses may be carried forward indefinitely and therefore have no expiration date.

h.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s and its subsidiaries’ deferred tax liabilities and assets are as follows:

	December 31,
	2025	2024
Deferred tax assets:
Carryforward tax losses	$17,022	$19,463
Share-based compensation expenses	4,061	3,357
Research and development carryforward expenses	2,087	2,597
Allowance and other reserves	5,636	5,975
Operating lease liabilities	2,653	2,662

Total gross deferred tax assets	31,459	34,054

Less, Valuation Allowance	(25,605)	(30,106)

Total deferred tax assets	5,854	3,948

Deferred tax liabilities:
Operating lease ROU assets	(2,426)	(2,721)
Intangible assets	(896)	(1,015)
Fixed Assets	(2,427)	(21)
Others	(105)	(191)

Total gross deferred tax liabilities	(5,854)	(3,948)

Net deferred tax assets (liabilities)	$-	$-

In assessing the ability to realize deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the available evidence, management believes that it is more likely than not that its deferred tax assets will not be realized and, accordingly, a valuation allowance has been provided.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

h.	Deferred income taxes:

Loss before income taxes is comprised as follows:

	Year Ended December 31,
	2025	2024	2023

Domestic	$(18,399)	$(13,859)	$(62,734)
Foreign	5,746	(1,106)	(647)

Loss before income taxes	$(12,653)	$(14,965)	$(63,381)

i.	Taxes on income (tax benefits) are comprised as follows:

	Year Ended December 31,
	2025	2024	2023

Current taxes	$865	$1,835	$1,463
Deferred taxes	-	-	(493)

	$865	$1,835	$970

Domestic	$571	$117	$(16)
Foreign	294	1,718	986

	$865	$1,835	$970

	Year Ended December 31,
	2025	2024	2023
Domestic taxes:

Current taxes	$571	$117	$174
Deferred taxes	-	-	(190)

	571	117	(16)

Foreign taxes:

Current taxes	294	1,718	1,289
Deferred taxes	-	-	(303)

	294	1,718	986

Taxes on income	$865	$1,835	$970

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

j.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	December 31,
	2025	2024

Beginning of year	$609	$568
Additions related to tax positions taken during current year	403	41

Balance at December 31(*) (**)	$1,012	$609

(*)	As of December 31, 2025 and 2024, unrecognized tax benefits in an amount of $264 and $256 respectively, were presented as a reduction from deferred taxes.
(**)	The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. As of December 31, 2025 the Company accrued $111.

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

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-TAXES ON INCOME (Cont.)

k.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year Ended December 31,
	2025	%

Loss before taxes, as reported in the consolidated statements of operations	(12,653)

Theoretical local income tax at the Israeli statutory tax rate 23%	(2,910)	23%

Foreign tax effects -
United States
Statutory federal tax rate difference between United States and Israel	(47)	0.4%
Statutory state tax rate difference between United States and Israel	188	(1.5%)
Nontaxable or Nondeductible Items:
Share based compensation	190	(1.5%)
Others	71	(0.6%)
Changes in valuation allowances	(1,242)	9.8%
United Kingdom
Statutory tax rate difference between United Kingdom and Israel	53	(0.4%)
Nontaxable or Nondeductible Items	192	(1.5%)
Changes in valuation allowances	84	(0.7%)
Others	14	(0.1%)
Local tax effects -
Beneficiary enterprise income	2,852	(22.5%)
Nontaxable or Nondeductible Items:
Share based compensation	375	(3.0%)
Others	141	(1.1%)
Changes in valuation allowances	423	(3.3%)
Changes in Unrecognized Tax Benefits	514	(4.1%)
Others	(33)	0.3%

Actual tax expense	$865	(6.8%)

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-TAXES ON INCOME (Cont.)

	Year Ended December 31,
	2024	2023

Loss before taxes, as reported in the consolidated statements of operations	$(14,965)	$(63,381)

Theoretical tax benefit at the Israeli statutory tax rate	(3,441)	(14,578)
Beneficiary enterprise benefits	2,148	9,724
Tax adjustment in respect of different tax rate of foreign subsidiaries	(36)	225
Non-deductible expenses and other permanent differences	368	143
Share based compensation	1,210	1,004
Increase (decrease) in other uncertain tax positions, net	41	174
Taxes related to prior years (see also note 14b)	347	(61)
Losses and timing differences for which valuation allowance was provided, net	1,545	4,819
Others	(347)	(480)

Actual tax expense	$1,835	$970

l.	Income Taxes Paid (Net of Refunds) by jurisdiction:

	December 31,
	2025	%

United States:
State Tax	499	53%
Federal Tax	126	13%
Total United States	625	66%

Germany	213	23%
Israel	70	7%

Others	32	4%

Total Cash paid during the year for income taxes, net	940	100%

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- SEGMENT AND GEOGRAPHIC INFORMATION (AIC)

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

Revenue disaggregated by revenue source consists of the following:

	Year Ended December 31,
	2025	2024	2023

Systems and AIC (*)	$42,508	$33,190	$48,998
Ink and consumables	113,578	114,896	112,047
Services	52,114	55,739	58,741

Total revenue	$208,200	$203,825	$219,786

(*)	The following table sets forth the Company’s total AIC model revenues amounts included under Systems in each of the years set forth below:

	2025	2024	2023
Revenues under the All-Inclusive Click model	$15,223	$3,285	$-

The following table sets forth the amounts related to the lease component out of the Company’s total revenues under the AIC model in each of the years set forth below:

	Year Ended December 31,
	2025	2024	2023
Lease component revenue percentage	38%	45%	$-

The following table presents revenue disaggregated by geography based on customer location:

	Year Ended December 31,
	2025	2024	2023

U.S.	$122,277	$115,034	$123,550
EMEA	51,642	50,089	60,706
Asia Pacific	22,156	21,509	22,006
Other	12,125	17,193	13,524

Total revenue	$208,200	$203,825	$219,786

Revenues from sales in Israel for the years ended December 31, 2025, 2024 and 2023, amounted to $363 , $362 , and $386 , respectively.

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- SEGMENT AND GEOGRAPHIC INFORMATION (Cont.)

The following table presents long-lived assets including right of use assets by geographic region as of December 31, 2025 and 2024:

	December 31,
	2025	2024

U.S.	$17,538	$13,340
Israel	49,328	49,701
EMEA	19,076	14,937
Asia Pacific	724	298

	$86,666	$78,276

Major customers’ data as a percentage of total revenues:

The following table sets forth the customers that accounted for 10% or more of the Company’s total revenues in each of the years set forth below:

	Year Ended December 31,
	2025	2024	2023
Customer A	31%	30%	20%

Major customers’ data as a percentage of Trade receivables:

The following table sets forth the customers that accounted for 10% or more of the Company’s Trade receivables in each of the years set forth below:

	December 31,
	2025	2024

Customer A	25%	14%
Customer B	12%	15%
Customer C	6%	12%

KORNIT DIGITAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- FINANCIAL INCOME, NET

Financial income, net:

	Year Ended December 31,
	2025	2024	2023
Financial income:

Interest on bank deposits and other interest income	$16,652	$15,924	$20,246

Realized gain on sale of marketable securities, net	58	164	-
Interest on marketable securities	5,331	7,537	7,343
Amortization of premium and accretion of discount on marketable securities, net	953	389	-

	22,994	24,014	27,589
Financial expenses:

Bank charges	(864)	(247)	(236)
Exchange rate differences, net	(211)	(1,417)	(2,315)
Realized loss on sale of marketable securities, net	-	-	(134)
Amortization of premium and accretion of discount on marketable securities, net	-	-	(754)

	(1,075)	(1,664)	(3,439)

Total financial income, net:	$21,919	$22,350	$24,150

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